Form 20-F
period 2005-12-31
China Techfaith Wireless Communication Technology LTD
filed 2006-06-29
CIK 1316317

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________________
For the transition period from                      to                     .
Commission file number: 000-51242
CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
3/F M8 West, No. 1 Jiu Xian Qiao East Road
Chao Yang District, Beijing 100016, People’s Republic of China

(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Name of each exchange and Title of each class on which registered:
American Depositary Shares, each representing 15 ordinary shares, par value
US$0.00002 per share, Nasdaq National Market

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
[NONE]

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 658,183,409 ordinary shares, par value US$0.00002 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     ☐ Yes      ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     ☐ Yes      ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     ☑ Yes      ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
     ☐ Large accelerated filer      ☐ Accelerated filer      ☑ Non-accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow.
     ☐ Item 17      ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     ☐ Yes      ☑ No

INTRODUCTION
     In this annual report, unless otherwise indicated,
▪	“we,” “us,” “our company,” “our,” and “TechFaith” refer to China Techfaith Wireless Communication Technology Limited and its subsidiaries;

▪	“shares” or “ordinary shares” refers to our ordinary shares, “ADSs” refers to our American depositary shares, each of which represents 15 ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

▪	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau; and

▪	“RMB” refers to Renminbi, the legal currency of China, and “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States.
     This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise indicated, all translations from RMB to U.S. dollars were made at the exchange rate quoted by the People’s Bank of China, or PBOC, on December 30, 2005, which was RMB8.0709 to US$1.00. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could result in foreign currency exchange losses” for discussions on the effects of fluctuating exchange rates on the value of our ADSs. On June 23, 2006, the exchange rate quoted by PBOC was RMB8.0026 to US$1.00.
     This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, and as of December 31, 2004 and 2005.
     We and certain selling shareholders of our company completed the initial public offering of 8,726,957 ADSs, each representing 15 of our ordinary shares, par value US$0.00002 per share, on May 11, 2005. On May 5, 2005, we listed our ADSs on the Nasdaq National Market, or Nasdaq, under the symbol “CNTF.”
FORWARD-LOOKING INFORMATION
     This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. A number of business risks and uncertainties could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties relate to:

•	our limited operating history as a mobile handset design and software solution provider;

•	our ability to effectively manage our growth;

•	possible decrease in demand for design services by mobile handset brand owners;

•	our ability to acquire and retain additional international mobile handset brand owners as our customers;

•	our ability to design new mobile handset models and provide software solutions in a timely and cost-efficient manner to meet our customers’ demands; and

•	other risks outlined in this annual report on Form 20-F.
     We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information — Risk Factors.” We do not undertake any obligation to update the forward-looking statements except as required under applicable law.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected Financial Data
     The following tables set forth selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the period from July 26, 2002, our date of inception, to December 31, 2002 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements that are not included in this annual report.

	For the Period From July
	26, 2002 to December 31,	For the Year Ended December 31,
	2002	2003	2004	2005
	(In thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	$—	$9,677	$46,560	$90,110
Gross profit	—	7,046	26,676	55,049
Operating expenses	(6)	(2,130)	(7,971)	(14,290)
(Loss) income from operations	(6)	4,916	18,705	40,759
Net income	$1	$4,956	$18,244	$41,385

Net income per share

— Basic	$—	$0.02	$0.04	$0.07

— Diluted	$—	$0.02	$0.03	$0.07

Net income per ADS

— Basic	$—	$0.31	$0.55	$1.03

— Diluted	$—	$0.31	$0.52	$1.00

Shares used in per share computation
— Basic	—	242,465,753	500,000,000	604,011,009

— Diluted	—	243,074,581	551,823,942	626,626,671

	As of December 31,
	2002	2003	2004	2005
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$11	$7,699	$35,086	$137,207
Accounts receivable	—	$5,230	$7,760	$34,060
Inventories	—	$732	$5,030	$4,974
Total assets	$3,618	$23,911	$67,542	$194,163
Total current liabilities	$1,201	$8,324	$23,869	$15,335
Total shareholders’ equity	$2,417	$9,824	$28,090	$175,853
Number of ordinary shares issued	—	500,000,000	500,000,000	658,183,409
Total liabilities and shareholders’ equity	$3,618	$23,911	$67,542	$194,163
B. Capitalization and Indebtedness
     Not Applicable.
C. Reasons for the Offer and Use of Proceeds
     Not Applicable.
D. Risk Factors
Risks Related to Our Business
Our limited operating history makes evaluating our business and prospects difficult.
     We commenced operations in July 2002 and completed our first mobile handset design project in September 2003. As a result, we have a limited operating history, which may not provide a meaningful basis for evaluating our business and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:
▪	manage our growth effectively;

▪	maintain our profitability and margin;

▪	acquire and retain customers;

▪	attract, train and retain qualified personnel;

▪	maintain adequate control of our costs and expenses;

▪	keep up with evolving industry standards and market developments; or

▪	respond to competitive market conditions.
     If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.
If we fail to effectively manage our rapid growth and expansion, our business may be materially and adversely affected.
     We have experienced rapid growth and expansion, which has strained, and continues to strain, our resources. Our employees increased from 311 as of December 31, 2003 to 1,956 as of December 31, 2005. We expect to further expand our engineering team in the near future in anticipation of the potential growth of our business. In addition, in March 2006, we re-organized our business operations into three business units, consisting of handset design business unit, smart phone and pocket PC business unit and wireless software and application business unit. To accommodate our growth and our expanded business operations, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our accounting and other internal management systems by dedicating additional resources to our reporting and accounting function, and improvements to our record keeping and contract tracking system. Further, we will need to improve our information and control systems in order to record, process, summarize and report accurate financial information and other required disclosure in a timely manner. All of these measures will require substantial management efforts. If we fail to implement the measures successfully or to effectively manage our growth, our business may be materially and adversely affected.
If mobile handset brand owners discontinue or reduce the use of independent mobile handset design houses, our business will be materially and adversely affected.
     The growth of our independent mobile handset solution business depends substantially on the extent to which mobile handset brand owners outsource the mobile handset and software design function to independent mobile handset solution providers like us, as opposed to designing mobile handsets and application software themselves or through other third parties such as original design manufacturers, or ODMs, and electronics manufacturing service, or EMS, providers. Currently, some leading international mobile handset brand owners still design most of their mobile handsets in-house. If mobile handset brand owners discontinue or reduce the use of independent mobile handset solution providers, our business will be materially and adversely affected.
If we fail to retain existing or attract additional international mobile handset brand owners as customers, our business will be materially affected and the growth of our business impaired.
     As international mobile handset brand owners offer high growth potential to our business, we believe that our future growth and success will depend substantially on the extent to which leading international mobile handset brand owners engage us to design their mobile handsets. Although many international mobile handset brand owners have engaged us to design mobile handsets for them, we cannot assure you that any of them will continue to use us to design their new mobile handset models, nor can we assure you that we will be able to attract new international customers through our marketing efforts. If we fail to retain existing or attract additional international mobile handset brand owners as customers, our business would be materially affected and the growth of our business will be impaired.
If our customers fail to achieve success in their business, our mobile handset solution business could be adversely affected.
     If any of our customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our business. Accordingly, our success depends on our customers’ success in their business. We are not certain whether our customers will be able to achieve success in their business and how long they will remain competitive in their business even if initially successful.
Defects in our designs could result in a loss of customers and claims against us.
     Our mobile handset designs are complex and must meet stringent quality requirements. Complex designs such as mobile handset designs sometimes contain defects, errors and bugs when they are first introduced. If any of our designs has reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged, and customers may be reluctant to continue to contract with us, which could harm our ability to retain existing customers and attract new customers. Because we cannot test for all possible scenarios, our designs may contain errors that are not discovered until mass production of mobile handsets. These problems may result in a loss of our customers as well as claims against us. For example, NEC once sought compensation from us due partly to defects in some third-party components we sourced and incorporated in a mobile handset model for NEC. NEC later acknowledged that the design defects were attributable to the third-party components and cancelled its claim against us in light of the new mobile handset models successfully designed by us. We cannot assure you that we will not be subject to new claims by NEC or other customers in the future, and if we fail on the merits of these claims, our business and results of operations could be materially and adversely affected.

We are subject to product liability or product recall exposure and have limited insurance coverage.
     As we intend to sell completed smart phone handsets to our customers in the second quarter of 2006, we are exposed to potential product liability claims in the event that the use of our products causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether or not successful, are costly and time-consuming to defend. Also, in the event that our products prove to be defective, we may be required to recall or redesign such products, which could result in substantial costs, diversion of recourses and damage to our reputation. However, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries. We currently do not have any product liability insurance, but we are actively negotiating product liability insurance policies with certain insurance companies outside of China. Even if we could obtain product liability insurance coverage from insurance companies within or outside of China in the future, however, future liability claims could be excluded from our policies or exceed the coverage limits of our policies. In addition, we cannot assure you that product liability insurance will continue to be available on commercially reasonable terms, if at all. A product liability claim, with or without merit, could result in significant adverse publicity against us, and could have a material adverse effect on the marketability of our products and our reputation, which in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we do not have any business interruption insurance coverage for our operations. Any business disruption or natural disaster could result in substantial costs and diversion of resources.
We may experience earnings or margin declines or even net losses in the future.
     Although we have recorded net income since the end of 2002, we cannot assure you that we will sustain our level of profitability in the future. We expect to increase our operating expenses in anticipation of expected growth. As a result, any decrease or delay in generating additional revenues could materially and adversely affect our results of operations and result in substantial operating losses. In addition, competition from other independent mobile handset solution providers and ODMs may force us to reduce our prices to maintain our competitive position. If we do not sustain or increase profitability or otherwise meet the expectations of securities analysts and investors, the market price of our ADSs will likely decline.
If we cannot keep up with industry standards and design new mobile handset models in a timely and cost-efficient manner to meet our customers’ demand, the growth and success of our business will be materially and adversely affected.
     The mobile handset market is characterized by changing end-user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. If we cannot design new mobile handset models in a timely and cost-efficient manner to meet our customers’ demand, the growth and success of our business will be materially and adversely affected.

     To date, we have derived most of our net revenues from the design and development of 2.5G mobile handsets based on the GSM/GPRS technology. As the market for 2.75G and 3G mobile handsets develops, our existing and potential customers may increasingly demand 2.75G and 3G mobile handset designs. We have only recently begun to design 2.75G and 3G mobile handsets, and we do not have a proven track record in this market. We cannot assure you that our existing and potential customers will engage us to design 2.75G and 3G mobile handsets for them. Even if we receive orders for 2.75G and 3G mobile handset designs, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality and time to completion. Our failure to meet customer demand could hurt our reputation and affect our business and results of operation.
We rely on a limited number of customers for a significant portion of our net revenues, and if a large customer fails to place additional orders with us, or if we fail to attract additional major customers, our results of operations and financial condition could be materially and adversely affected.
     We have been dependent on a small number of customers to generate a significant portion of our net revenues. In 2003, our top three customers collectively accounted for approximately 88.2% of our net revenues, and each of Beijing Sunrise, Lenovo and NEC contributed more than 10% of our net revenues. In 2004, our top three customers collectively accounted for approximately 51.0% of our net revenues, and each of Lenovo and NEC contributed more than 10% of our net revenues. In 2005, our top three customers collectively accounted for approximately 55.1% of our net revenues, and NEC contributed over 10% of our net revenues for the period. We do not have long-term contracts with any of our customers. Sales to our largest customers have varied from period to period due primarily to our relatively short period of operation and the relatively fast expansion of our customer base. Our largest customers are expected to vary significantly in the future as we aim to attract more international mobile handset brand owners as our customers.
     We expect that we will continue to rely on a small number of customers for a significant portion of our revenues in the foreseeable future. Our ability to maintain close relationships with these customers is essential to the growth and profitability of our business. If a major customer fails to place additional orders with us, or if we fail to develop additional major customers, our revenues could decline, and our results of operations and financial condition could be materially and adversely affected.
The mobile handset design market in China is highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.
     The mobile handset solution market in China is intensely competitive and highly fragmented. We face competition from other independent mobile handset design houses in China, including Cellon, Shenzhen Jingwei, Shanghai Yiren and Shanghai Yuhua. We also face competition from independent mobile handset design houses based in other countries, to the extent we try to enter the markets that they are serving or they try to enter the mobile handset design market in China. In addition, we face current and potential future competition from established suppliers of wireless communications solutions to mobile device manufacturers, which may be in a position to design mobile handsets on their own. These suppliers include ODMs such as BenQ, Compal Communications and Arima Communications. Further, partly due to the low barriers of entry to our business, an increasing number of new players may enter the independent mobile handset design market in the near future. These new players may include independent mobile handset design houses that used to be affiliated with traditional mobile handset brand owners.
     Many of our current and potential competitors have significantly greater financial, technical, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete successfully against our current or future competitors.
If we lose our license for CDMA technology, we may not be able to obtain alternative licenses in a timely manner.
     We are dependent on QUALCOMM Incorporated, or QUALCOMM, for CDMA-related technology we use in designing CDMA-based mobile handsets. Suspension or termination of our CDMA license agreement by QUALCOMM could adversely affect our business and prospects, because we may not be able to obtain alternative licenses in a timely manner to meet our customers’ demands.
     While we formed a joint venture with QUALCOMM in 2006 to develop application software for wireless devices to initially focus on CDMA mobile handsets, we cannot assure you of our continued successful relationship with QUALCOMM in this joint venture. Any breakdown in this collaboration could adversely affect our business and prospects.
We are subject to risks from customers’ claims for refund and liquidated damages.
     Our agreements with many customers contain refund and liquidated damages provisions, which entitle the customer to demand a refund and liquidated damages if we cannot complete a mobile handset design by the deadline, or if the requisite certifications cannot be obtained, or if we cannot timely deliver our smart phone products to our customers. We cannot assure you that we will be able to successfully perform every customer contract, or that costs associated with refunds and liquidated damages will not be material. Under the recently realigned business of providing turn-key solutions to our smart phone customers, we will outsource the assembly of the final handset products to third party companies. Any failure of such assembly companies in timely delivering to us the finished products with the stipulated quality will cause us to be liable to our customers.
We have not registered copyrights for our product designs and other intellectual property.
     We have not registered copyrights in China for any of our inventions, original works of authorship, developments and improvements relating to mobile handset designs and software applications. In the opinion of our PRC counsel, Guantao Law Firm, under applicable PRC law, owners of copyrights may choose not to register copyrights and the non-registration does not constitute abandonment or deletion of the copyrights. However, under PRC law, if a third party infringes on our unregistered copyrights, we bear the burden of proving that we are the legitimate owner of these copyrights. We cannot assure you that we will prevail on our ownership claims if we encounter any infringements of our designs.
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
     We rely on a combination of patent, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation, we may need to resort to court action to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”
We may face intellectual property infringement and other claims that could be time-consuming and costly to defend and result in our loss of significant rights.
     Other parties may assert intellectual property infringement and other claims against us. Litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Parties asserting infringement claims may be able to obtain an injunction, which could prevent us from providing our services or using technology that contains the allegedly infringing intellectual property. Any intellectual property litigation could have a material adverse effect on our business, operating results or financial condition.
     In addition, our competitors may initiate litigation proceedings against us or our employees that may strain our resources, divert our management attention or damage our reputation. For example, in 2003, CEC Wireless R&D Ltd., or CECW, brought an unfair competition proceeding against our former affiliate, Beijing Qidi Century Communication Technology Co., Ltd., or Beijing Qidi, and 18 of its employees who subsequently joined us in connection with our divestment from Beijing Qidi. We settled the litigation on behalf of Beijing Qidi and these 18 individuals in order to facilitate our divestment and the transfer of these employees to our company. We cannot assure you that similar proceedings will not occur in the future.
Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.
     Our future success depends heavily upon the continued services of our senior executives, especially our Chief Executive Officer, Mr. Defu Dong. We rely on their experience in mobile handset design, business operations and selling and marketing and on their relationships with our shareholders and customers. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

     Several executives of our company, including our Chairman and Chief Executive Officer, Mr. Defu Dong, were involved in litigation, arbitration or administrative proceedings in the past. Although we are not aware of any pending claims against us or our executives, any future litigation or administrative proceedings involving any of our key executives may result in diversion of management attention to our business, or damage to our reputation. In addition, if any of our executives joins a competitor or forms a competing company, we may lose our customers. If any disputes arise between our executive officers and us, we cannot assure you the extent to which our rights could be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”
If we are unable to attract, train and retain skilled engineers, our business may be materially and adversely affected.
     Our future success depends on our ability to attract, train and retain additional skilled engineers. Our industry is characterized by high demand and intense competition for talent. We have experienced an approximately 30% annual attrition rate to date. We cannot assure you that we will be able to retain existing or attract and retain new skilled engineers whom we will need to achieve our strategic objectives. In addition, as we are still a young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.
We experience fluctuations in quarterly operating results.
     Our quarterly operating results have fluctuated in the past and will likely fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including the demand for our design services, the amount of design fees and royalties our customers agree to pay us, the number of milestones we have achieved, the revenues recognized from completion of the design contracts with completion fees, the amount of time required for completion of design contracts, research and development expenses related to our preparation for the design of new mobile handset models, the rate of growth of leading international mobile phone brand owners’ outsourcing of the mobile phone design function, pricing pressure due to competition, shortage of component supplies and the departure of certain key personnel. As a result, we believe that our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.
Future acquisitions may have an adverse effect on our ability to manage our business.
     If we are presented with appropriate opportunities, we may acquire complementary technologies or companies. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new technologies and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

We have limited business insurance coverage in China.
     The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance for our operations in China. Any business disruption, litigation or natural disaster may result in substantial costs and diversion of our resources.
If we grant employee stock options and/or other share incentives, our net income could be adversely affected.
     Beginning in 2006, we are required to account for share-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) (“SFAS No. 123R”) “Share-Based Payment” which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123R requires a public company to recognize, as an expense, the fair value of share options and other share-based awards to employees based on the vesting terms of the share-based awards. We have a share incentive plan that allows us to grant options, restricted shares and other equity incentives to our employees. As of December 31, 2005, we had 263,272 options granted and outstanding under this plan. If we issue more options under this plan, we could incur more share-based compensation expenses and our net income could be adversely affected.
Failure to achieve and maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.
     We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of our company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Management may not conclude that our internal control over financial reporting is effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.
Risks Related To Doing Business in China
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.
     Our business operations are primarily conducted in China. We also believe that a significant portion of the mobile handsets we design are sold to end users in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the mobile handset industry. Such developments could materially and adversely affect our business, lead to reduction in demand for our services and materially and adversely affect our competitive position.
Our business benefits from certain tax incentives, and changes to these tax incentives could adversely affect our operating results.
     The PRC government has provided various tax incentives to domestic high technology companies, including our PRC subsidiaries, in order to encourage the development of technology companies. For example, as high technology companies operating in an approved technology development zone, our subsidiaries TechFaith China, TechFaith Beijing, STEP Technologies and Techfaith Intelligent Handset Technology (Beijing) Limited, or Techfaith Intelligent Handset Beijing, are each entitled to an enterprise income tax, or EIT, rate of 15%, compared to a standard EIT rate of 33%. This classification also had the effect of exempting TechFaith China, TechFaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing from paying EIT for the first three years from the commencement of operation and reducing their EIT rates to 7.5% for the following three years. Our subsidiary, Techfaith Wireless Communication Technology (Shanghai) Limited, or TechFaith Shanghai, is qualified as “new productive foreign enterprises” and are entitled to a two-year exemption from paying EIT until December 31, 2006, followed by 50% reduction in tax rates for the succeeding three years. Our newly established subsidiary, TechFaith Shenzhen, also enjoys preference tax treatment as “new productive foreign enterprise,” which entitles it to a two-year exemption from paying EIT starting from its first profitable year, followed by 50% reduction in tax rates for the succeeding three years. Our subsidiaries in China are also entitled to a business tax exemption relating to their income derived from any technology development agreement and technical transfer agreement which has been registered with the relevant government authority. There have been various tax reform proposals in China, and if any of these incentives are reduced or eliminated by government authorities in the future, the effective tax rates of our subsidiaries in China and our effective tax rates on a consolidated basis could increase significantly. Any such change could adversely affect our operating results.

Our subsidiaries in China are subject to restrictions on dividend payments, making other payments to us or any other affiliated company and borrowing or allocating tax losses among our subsidiaries.
     We are a holding company incorporated in the Cayman Islands. We conduct substantially all of our operations through our subsidiaries in China. In the opinion of our PRC counsel, Guantao Law Firm, current PRC regulations permit our subsidiaries in China to pay dividends only out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are each required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. In addition, current PRC regulations prohibit inter-company borrowings or allocation of tax losses among our subsidiaries in China. Further, if any of our subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.
Fluctuations in exchange rates could result in foreign currency exchange losses.
     The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2.5% appreciation of RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
     Substantially all of our revenues are denominated in RMB, while a small portion of our cost of revenues is denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our cost of revenues and profit margins as well as our net income. In addition, these fluctuations could result in exchange losses and increased costs in RMB terms. Furthermore, as we rely entirely on dividends paid to us by our subsidiaries in China, any significant revaluation of the RMB may have a material adverse effect on the value of, and any dividends payable on our ADSs in foreign currency terms. If we decide to convert RMB we receive from our subsidiaries into U.S. dollars for the purpose of distributing dividends on our ordinary shares or for other purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. In addition, our currency exchange losses may be magnified by China’s exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
     Because substantially all of our revenues are denominated in RMB, any restrictions on currency exchange may limit our ability to use revenues generated in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.
Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.
     SAFE issued a public notice in November 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing, referred to in the notice as a “special purpose offshore company.” PRC residents that are shareholders of special purpose offshore companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.
     We have notified beneficial owners of our company who we know are PRC residents to register with the local SAFE branch if they are required to register under the SAFE notice. The failure or inability of beneficial owners of our company resident in the PRC to comply with the registration procedures set forth therein may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to our company or otherwise adversely affect our business.
Uncertainties with respect to the PRC legal system could adversely affect us.
     We conduct substantially all of our business through our subsidiaries established in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises and sino-foreign joint ventures. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
We face risks related to health epidemics and other outbreaks of contagious diseases, including avian influenza, or avian flu, and SARS.
     Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. Since early 2006, there have been reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our offices or other facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
Risks Related to Shares and ADSs
The future sales by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.
     If our existing shareholders sell substantial amounts of our ADSs in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.
     Our management collectively beneficially own a majority of our outstanding shares. They and the other shareholders with registration rights may cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
The market price for our ADSs has been and may continue to be volatile.
     The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:
▪	actual or anticipated fluctuations in our quarterly operating results;

▪	changes in financial estimates by securities research analysts;

▪	conditions in the mobile handset market;

▪	changes in the economic performance or market valuations of other mobile handset design houses;

▪	performance of other China-based companies that are quoted on Nasdaq;

▪	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

▪	addition or departure of key personnel; and

▪	fluctuations of exchange rates between RMB and U.S. dollar.
     In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.
We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.
     We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.
     Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would public shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands’ companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, we may not be able to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.
     We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly-owned subsidiaries and several affiliated entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
You may not be able to exercise your right to vote.
     As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.
     The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
You may be subject to limitations on transfer of your ADSs.
     Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
We are controlled by a small group of our existing shareholders, whose interests may differ from other shareholders.
     Our management beneficially own approximately 53.0% of our outstanding ordinary shares. Two individuals, including Mr. Defu Dong, our Chairman and Chief Executive Officer, have power to vote on behalf of the record holders of these shares over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.
     Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2005. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2006 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. holder. See “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
Item 4. Information on the Company
A. History and Development of the Company
     We commenced operations in July 2002 through Techfaith Wireless Communication Technology (Beijing) Limited, or TechFaith China, formerly known as Beijing Techfaith R&D Co., Ltd., a limited liability company established in China. We created a holding company structure by incorporating Techfaith Wireless Communication Technology Limited, or TechFaith BVI, in July 2003. We incorporated China Techfaith Wireless Communication Technology Limited on June 25, 2004 under the Companies Law (2004 Revision) of the Cayman Islands. As part of a restructuring in anticipation of our initial public offering, TechFaith became our ultimate holding company in November 2004.
     Our principal executive offices are located at 3/F M8 West, No. 1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 100016, People’s Republic of China. Our telephone number at this address is +86 (10) 5822-8288. Our registered office in the Cayman Islands is located at M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066.
     Our capital expenditures mainly relate to our purchase of software, machinery, equipment, other items related to our mobile handset design services. Our capital expenditures amounted to US$5.6 million, US$6.2 million and US$9.4 million in 2003, 2004 and 2005, respectively. Our capital expenditures for 2005 were mainly financed from equity issuances.
     In the first quarter of 2006, we realigned our business operations into three business units, namely, handset design business unit, smart phone and pocket PC business unit, and wireless software and application business unit. The realignment of our business operation units does not affect our financial reporting for prior fiscal years.
B. Business Overview
     We are one of the largest handset design and software solution providers based in China. Since our inception in 2002, we have been providing complete handset design services spanning the entire handset design cycle, which involves industrial design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. While we design mobile handsets based on major technology platforms including GSM/GPRS, CDMA1X, CDMA EVDO, WCDMA/UMTS, HSDPA, and TD-SCDMA, we launched our first third-generation (3G) handset based on the WCDMA technology platform in Italy in the third quarter of 2005 and have re-allocated most of our GSM resources to focus on 3G handset design and development.
     We have also begun to develop smart phones, which provide significant data capabilities in addition to normal functions of a mobile handset. In March 2006,

QUALCOMM and we entered into a joint venture by incorporating a Cayman Islands holding company named TechFaith Software (China) Holding Limited, of which QUALCOMM and we hold 30% and 70%, respectively. In June 2006, this company formed TechSoft in China to develop software applications for wireless communication devices.
     In March 2006, we re-organized our business operations into three business units, namely:
▪	A handset design business unit that provides handset design services;

▪	A smart phone and pocket PC business unit that sells completed smart phones, pocket PC and wireless modules; and

▪	A wireless software and application business unit that designs and provides software solutions for a wide range of wireless communication platforms.
     We conduct our operations primarily in China. In the third quarter of 2005, we opened our first U.S. office in San Diego to provide on-the-ground technical support and services to our customers in North America and to facilitate our planned regional business expansion.
     Our strong technological capabilities, high-quality design services, strong customer relationships, strategic relationships with leading technology providers and ample skilled, low-cost engineering resources enable us to deliver our services and products at a competitive cost and with relatively shorter product cycles.
     We believe that we are well-positioned to capitalize on the opportunities presented by the growing trend among Chinese and international brand owners to outsource the design of handsets, handset application software and handset solutions to independent design houses and handset solution providers. Although business from Chinese mobile handset brand owners fueled our initial growth, international brand owners have contributed to an increasing portion of our net revenues. We intend to focus on winning more contracts from international customers and the leading Chinese customers.
Products and Services
     Mobile Handset Design Services. We commenced operations as a mobile handset design house. Though we have recently expanded our business operations, we retain our strong technological capabilities to design mobile handsets to support a broad range of wireless communications standards, baseband platforms and technologies. We also provide production support to facilitate our customers’ manufacturing and supply chain management processes. In addition, we have also begun to work with our customers in providing customized handset solutions to mobile service operators.
     We provide the following three types of mobile handset design services to our customers:
▪	Mobile Handset Design Services Based on Existing Platforms — We design a new model of mobile handset based on our existing design platform.

▪	Successor Model Design Services — We design a successor model of an existing customer’s mobile handset previously designed by us to incorporate additional functions and/or industrial design.

▪	Mobile Handset Design Services Based on New Platforms — We design a new model of mobile handset based on a new design platform specified by the customer.
     Mobile handset design services based on existing platforms historically contributed more to our revenue than either of the other two types of design services. We expect that mobile handset design services based on new platforms will contribute to an increasing portion of our revenue in the future as we obtain more international mobile handset brand owners as customers.
     All three types of design services cover all major aspects of the design process, including industrial design, mechanical design, software design, hardware design, sourcing of hardware components and software, testing, quality assurance, assisting our customers in obtaining requisite certifications, setting up pilot production lines and production support. As of December 31, 2005, we had completed 80 new handset designs with different features and/or based on different baseband platforms.
     Smart Phones and Pocket PC. Currently, we only design but do not sell completed handsets. In response to customer demand, we intend to begin selling completed smart phone handsets that we design in 2006. We do not, however, intend to manufacture smart phones ourselves, but will outsource the manufacturing to EMS providers.
     Wireless Software and Application. In the course of providing handset design services, we have acquired the ability to design software solutions across a wide range of wireless communication platforms. Our software solutions include man-machine interface (MMI) and user interface (UI) software packages supporting a wide range of wireless communication platforms, and wireless application software, such as WAP, Java, MMS, web browser, SyncML and DRM. In June 2006, QUALCOMM and we, via a 30%-70% joint venture holding company, formed TechSoft in China to develop and offer software applications for wireless communication devices. We do not expect to generate any revenue from offering software application solutions in 2006.
     Other Products and Services. We also sell wireless modules, PCBs and other electronic components. We have begun to develop wireless solutions leveraging our knowledge and experience in designing mobile handsets. Our wireless product lines include wireless modules and PCMCIA cards for wireless connections. Wireless modules are devices that enable data communication through a cellular network to be used in various applications, such as global positioning systems, logistics management, wireless point-of-sale systems, traffic navigation systems and wireless security systems. We began to sell wireless modules in June 2004. Our wireless modules consist of baseband and RF, the two important hardware building blocks of a generic mobile handset, which we believe represent a natural extension of our handset design business.
     We have historically sold to our Chinese customers printed circuit boards, or PCBs, that others produced for us at our request as a means to track the royalty payments to which we are entitled. The sale of PCBs is not our core business; we do not intend to generate significant profit from it.
Design Process
     Every design project involves the following four major steps: product definition, system design, evaluation and certification and manufacturing support. Product definition includes the selection of baseband platform, determination of appropriate functions and features of the mobile handset based on the customer’s input and our industry knowledge and research, as well as sourcing key components. System design includes software feature analysis and software system design, hardware schematic design and PCB layout design, as well as industrial design, mechanical architecture design, mechanical parts and components design. Evaluation and certification involves tests such as the unit test, or UT, function user test, or FUT, product reliability test, or PRT, hardware test and field test, and certifications such as FTA, CDG, CTA, GCF and FCC certifications as required by the regions in which the handsets are to be sold. Manufacturing support involves customer training, pilot production support, designing and assisting the customer in setting up mobile handset assembly and testing lines and providing technical support in connection with mass production.
     Responsibilities of Engineering Teams. Our engineers are divided into design and support teams, both of which are involved in our design process. Our design team is subdivided into four teams: industrial design, mechanical design, software design and hardware design teams. Our support team is also subdivided into four teams: project management, quality assurance, sourcing and production support teams. Each team’s responsibilities are described in the following paragraphs.
     Industrial Design. Our industrial design team is responsible for the exterior design of a mobile handset based on the customer’s basic specifications and comments. The team also ensures that the finished product will conform to the exterior design requested by the customer. In addition, the industrial design team keeps abreast of the latest mobile handset market developments, trends, consumer preferences and other current information that may be useful for us to develop a new design for recommendation to our customers.
     Mechanical Design. Our mechanical design team is responsible for designing the mechanical systems of a mobile handset. It also designs two-dimensional and three-dimensional mechanics to ensure that the mechanical parts and tools used on the mobile handset conform to the exterior design requested by the customer. In addition, the mechanical team designs and modifies the tooling equipment necessary for mass production. Further, the team makes prototypes of the mobile handset for testing purposes.
     Hardware Design. Our hardware design team is responsible for schematics design and PCB layout and design. The team also evaluates the quality and compatibility of hardware components of a mobile handset, such as LCDs, keypads, batteries, vibrators, CPUs, SIM cards, speakers, receivers and microphones with respective connectors and semiconductors.
     Software Design. Our software design team is primarily responsible for software system design, software function module design, software testing and release of successive versions of software system for the mobile handset throughout the design process. The team also designs software for integrating multiple applications on the mobile handset and connecting the software system to a chosen baseband platform.
     Project Management. Our project management team is responsible for setting up a detailed project timetable pursuant to the design contract. The team closely monitors the progress of each project by coordinating among different teams in order to ensure strict adherence to the overall timetable, and reports any issue that may cause a delay directly to senior management for prompt resolution.
     Quality Assurance. Our quality assurance team monitors hardware, software and mechanical design teams’ performance to ensure strict adherence to the quality standards required by the customer. The team conducts product reliability tests, including accelerated life tests, climatic stress tests and mechanical endurance tests. The team is also responsible for components qualification, prototype quality assurance, and submission of prototypes for FTA and CTA certifications. In addition, the team collects and organizes all relevant written documents produced and used throughout the design process.
     Sourcing. Our sourcing team sources all hardware components available in the market for a particular model of handset and creates a bill of materials, or BOM. A typical BOM contains a complete preferred hardware components list, an alternative components list, component specifications, approved suppliers list and proposed components sale prices. The team continually reviews and modifies the BOM during the design process, negotiates favorable pricing terms with components suppliers to make sure that the BOM cost is as low as possible. The team then provides the updated BOM to the customer which then purchases the components and run the mass production on its own or through its manufacturing service providers. In addition, the sourcing team is responsible for preparing materials needed for producing prototypes.
     Production Support. Our production support team designs the manufacturing process for the customer. It also designs and assists the customer in setting up testing and assembly lines. In addition, the team provides technical support to customers during both the pilot production phase and the mass production phase.
Customers
     We provide mobile handset design services to mobile handset brand owners. Our customers include all but two of the top ten Chinese mobile handset brand owners, ranked by their respective handset shipment volume in 2003 according to IDC. Although Chinese mobile handset customers fueled our initial growth, international brand owners have contributed to an increasing portion of our net revenues. We expect the revenue contribution from international mobile handset customers to increase rapidly as we focus our sales and marketing efforts on targeting international players and the leading Chinese players.
     We assign an account manager for each design project and the account manager directly interacts with the customer throughout the design process to report the design progress and receive the customer’s input and comments. We also provide technical support and production support to our customers to assist them in designing the manufacturing process.
     The following are lists of certain customers in the periods indicated.

	2004	2005
Chinese mobile handset brand owners	- Bird	- Bird
	- Capitel	- CEC Telecom
	- CEC Telecom	- Eastcom
	- Eastcom	- Haier
	- Haier	- Huawei
	- Huawei	- Konka
	- Konka	- Lenovo
- Lenovo
- Soutec

International mobile handset brand owners	- Kyocera	- Kyocera
	- Mitsubishi	- NEC
	- NEC	- UTStarcom
- UTStarcom
     A small number of customers have historically accounted for a substantial portion of our net revenue. In 2003, our top three customers collectively accounted for approximately 88.2% of our net revenue for the year, and each of Beijing Sunrise, Lenovo and NEC contributed over 10% of our net revenue for the year. In 2004, our top three customers collectively accounted for approximately 51.0% of our net revenue, and each of Lenovo and NEC contributed over 10% of our net revenue for the period. In 2005, our top three customers collectively accounted for approximately 55.1% of our net revenues, and NEC contributed over 10% of our net revenues for the period.
     We normally have multiple on-going contracts with the same customer, and each contract may correspond to more than one mobile handset models. While our contracts vary by customer and by mobile handset model, each of our contracts typically requires us to develop and design the mobile handset model, assist the customer in designing the manufacturing process, obtain necessary certifications and provide technical and production support.
     We typically charge two types of payment for our design services: design fee and royalty. The design fee is a fixed amount paid in installments according to pre-agreed milestones. For example, a customer may make an initial payment to us upon signing of the contract, followed by installment payments of a specified amount upon achieving the FTA, CTA and SA milestones, respectively. FTA and CTA certifications are the two standard quality certifications for GSM-based mobile handsets in China, corresponding to GCF/CDG and CTA for WCDMA-based and CDMA1X-based mobile handsets in China, respectively. SA stands for shipping acceptance of the mobile handset by the customer, at which time mass production normally begins. All of our GSM-based mobile handset designs are required to obtain FTA certification from an independent testing house to ensure compliance with the required quality standards. We then assist customers in obtaining CTA certification prior to commercial launch in China market. In addition to design fees, some of our contracts provide for the payment of royalty by our customers for each unit of mobile handset they produce or, to a much lesser extent, sell at variable rates based on the volume of production or sale, respectively.
     Our contracts with many customers contain refund and liquidated damages provisions. These provisions provide the customer with a right to demand a refund and liquidated damages if we cannot complete a mobile handset design by the deadline mutually agreed between us and the customer, or the requisite certifications cannot be obtained.

Sales and Marketing
     We sell and market our mobile handset design services through a direct marketing and sales force in China. We maintain sales and marketing staff in Beijing, Shanghai and Shenzhen, covering the major regions where most of our customers are located. We intend to expand our sales and marketing network to cover Japan, Europe and the U.S. as we focus on attracting customers from these markets. In the third quarter of 2005, we opened our first U.S. office in San Diego to provide on-the-ground technical support and services to our customers in North America.
     We engage in marketing activities to promote our services. We frequently attend conferences, exhibitions and trade fairs to promote our products and services. In addition, we view our strategic relationships with leading technology companies and platform providers as part of our efforts to promote our company. We believe that some of the leading technology companies with which we have strategic relationships will be instrumental in helping us secure our targeted multinational customers by providing us opportunity referrals, since such referrals may also promote the use of their technology. We also introduce additional baseband platforms to our existing customers to attract new design contracts from them.
Technology
     We have extensive experience in designing 2G and 2.5G GSM/GPRS mobile handsets based on major baseband platforms. To expand our design capabilities, we have recently acquired the technologies necessary for the design and development of 2.75G and 3G mobile handsets based on GSM/GPRS/EDGE and WCDMA/EVDO/UMTS/HSDPA standards.
     We rely on third-party licensors for key technologies and other technologies embedded in our mobile handset designs. These licenses are typically non-exclusive under royalty-accruing and/or paid-up contracts. Among other licenses, we have obtained licenses for GSM-related intellectual property from Philips, Texas Instruments and Skyworks Solutions. We are the first independent mobile handset design house in China to have obtained a license from QUALCOMM to use its CDMA technology and patent to develop CDMA handsets. In addition, we have formed a joint venture with NEC to develop 3G mobile handsets for the global market based on the WCDMA technology.
     We have a high degree of technological expertise in major areas of mobile handset design and development. Our engineers are skilled at designing mobile handsets that integrate many different functions and features in common or differentiated hardware and software architectures. We have also developed a design approach that allows our customers to manufacture enhanced mobile handset models with minimal modifications and slight adjustments on their existing mass production lines, and thereby allowing them to launch new handset models at a relatively faster time-to-market and with lower manufacturing costs.
     We use advanced methodologies to design mobile handsets for our customers. We use industry-standard, state-of-the-art design tools in our design process which we believe provides us significant flexibility to adapt our research, development and product design work to new manufacturing processes and technology platforms when desirable.

Research and Development
     We believe that our future success depends on our ability to efficiently design new models of mobile handsets that meet our customers’ demand for cost-competitive, high quality and technologically advanced mobile handsets. As of December 31, 2005, we had completed 80 mobile handset designs with different functions and features and based on different technology platforms. We seek to continue to enhance and expand our design capability through in-house research and development efforts and strategic partnerships. The goals of our research and development efforts include the following:
▪	to keep abreast of the advanced technologies in the mobile handset industry;

▪	to emphasize cost-effectiveness and manufacturability of our designs;

▪	to develop high quality handsets based on various commonly adopted platforms and to ensure flexibility on design and production modifications; and

▪	to make effective use of the technologies licensed from leading global technology companies.
     We maintain a large team of experienced engineers. As of December 31, 2005, our research and development staff consisted of 1,787 engineers, representing more than 91% of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry. We plan to continue to recruit our engineers in China from both the industry and leading universities.
Intellectual Property
     We rely primarily on a combination of patent, trademark and trade secret protection, employee and third party confidentiality agreements to protect our intellectual property. As of June 23, 2006, we held a total of seven patents issued in China and eighteen pending patent application. Our issued patents and pending patent application relate primarily to our mobile handset designs. Our policy is to seek patents that have broad applications in the mobile handset design industry and that we believe will provide a competitive advantage for us. We have registered five domain names including www.techfaithwireless.com with the Internet Corporation for Assigned Names and Numbers.
     We also rely on third-party licensors for key GSM, GPRS, WCDMA and EVDO technologies and other technologies embedded in our designs. These licenses are typically non-exclusive and royalty-accruing. If we are unable to continue to have access to these licensed technologies, our success could be adversely affected. In addition, we rely on commercially available third-party software applications in carrying on our business operations. We generally obtain these software applications from retail outlets or through third-party vendors who bundle them together with PCs and servers purchased by us. We make efforts to ensure that we have proper licenses for software applications used by us, including those provided by third-party vendors.

Competition
     The mobile handset design market is intensely competitive and highly fragmented. We face competition from other independent mobile handset design houses in China, including Cellon, Shanghai Yuhua, Longcheer, Simcom, Shenzhen Jingwei and Shanghai Yiren. We also face competition from independent mobile handset design houses based in other countries, to the extent we try to enter the markets which they are serving or they try to enter the Chinese market. In addition, we face current and potential future competition from established mobile device manufacturers, which may be in a position to design mobile handsets on their own. These suppliers include ODMs such as Arima Communications, BenQ and Compal Communications. Further, new players may enter the independent mobile handset design market in the near future. These new players may include independent mobile handset design houses that used to be affiliated with established mobile handset brand owners or ODMs.
We compete to various degrees on the basis of the following factors:
▪	ability to design and integrate many hardware and software functions and features based on different platforms;

▪	product quality and reliability;

▪	cost effectiveness;

▪	economies of scale;

▪	ability to rapidly complete a design;

▪	service and customer support capabilities; and

▪	customer base and customer loyalty.
     Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete successfully against our current or future competitors.
     In addition, our competitors may bring litigation proceedings against us or our employees that may strain our resources, divert our management attention or damage our reputation. For example, CECW brought an unfair competition proceeding against our former affiliate, Beijing Qidi, and 18 of its employees who subsequently joined us in connection with our divestment from Beijing Qidi. We settled the litigation on behalf of Beijing Qidi and these 18 individuals in order to facilitate our divestment and the transfer of these employees to our company. We cannot assure you that similar proceedings will not occur in the future.
Regulation
     This section sets forth, in the opinion of our PRC counsel, Guantao Law Firm, a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

FTA Certification
     In the early 1990s, the Global Certification Forum, or GCF, established a series of quality standards for mobile handsets used on GSM networks. GCF requires all GSM mobile handsets to obtain a certification commonly known as FTA, or Full Type Approval, from testing centers qualified by GCF before mass production. FTA certifies that a mobile handset submitted for testing has passed tests for its reliability and conformance with global standards. Our customers generally require us to obtain FTA certification for the GSM-based mobile handsets we design for them.
CTA Certification
     On May 19, 1994, the Ministry of Posts and Telecommunications, the predecessor of the Ministry of Information Industry, or the MII, promulgated the Notice Regarding the Implementation of Network Entry License System for Mobile Communications Termination Products. According to this notice, a nationwide uniform network entry approval and certification system shall be established and applied to all telecommunication terminal equipment, including mobile handsets, beginning from June 1, 1994. On June 1, 2001, the MII promulgated the Administration Measures of the Network Entry of Telecommunication Equipment. According to these measures, all telecommunication terminal equipment subject to the network entry permit system, including mobile handsets, must obtain a certification commonly known as CTA, or China Type Approval, from the MII before mass production. CTA certifies that the use of a telecommunication terminal equipment in the national telecommunications network has been approved and complies with the requirements for network access and the national standards established by the MII. Our customers generally require us to provide technical support to assist them in obtaining CTA certification.
Tax
     The PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the Implementation Rules for the Income Tax Law exempt or reduce EIT on foreign-invested enterprises engaged in high and new technology industry. The preferential tax policies are confirmed and explained in the Circular on Questions Concerning How Preferential Tax Policies are Applicable to High and New Technology Enterprise as well as the Temporary Provisions for the New Technology Development Enterprise Experimental Zone in Beijing. In addition, the Beijing State Administration of Taxation implemented rules which granted additional tax incentives to high and new technology enterprises located in the new technology development zone in Beijing. As a result of the foregoing, enterprises that are classified as high and new technology enterprises and located in the new technology development zone in Beijing are entitled to a preferential EIT rate of 15% and a three-year exemption from EIT, followed by a 50% reduction in the EIT rate for the succeeding three years.
     As high technology companies operating in an approved technology development zone, our subsidiaries TechFaith China, TechFaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing are entitled to an EIT rate of 15%, compared to a standard EIT rate of 33%. This classification also had the effect of exempting TechFaith China and TechFaith Beijing from paying the EIT for three years until December 31, 2005, and has reduced the EIT rates for TechFaith China and TechFaith Beijing to 7.5% during each of the three years ending December 31, 2006, 2007 and 2008. The EIT rates for

TechFaith China and TechFaith Beijing will become 15% after December 31, 2008. Similarly, STEP Technologies is exempted from paying the EIT for three years until December 31, 2006, and its EIT rate is reduced to 7.5% during each of the three years ending December 31, 2007, 2008 and 2009. The EIT rate for STEP Technologies will become 15% after December 31, 2009. Techfaith Intelligent Handset Beijing is exempted from paying the EIT for three years till December 31, 2008 and its EIT rate is reduced to 7.5% during each of the three years ending December 31, 2009, 2010 and 2011. The EIT rate for Techfaith Intelligent Handset Beijing will become 15% after December 31, 2011. TechFaith ShenZhen is exempted from paying the EIT for two years starting from its first profitable year, followed by a 50% reduction in the EIT rate for the succeeding three years. The EIT rate for TechFaith Shenzhen will become 15% after the tax holiday. TechFaith Shanghai is exempted from paying the EIT for two years until December 31, 2006. The effective EIT rate for TechFaith Shanghai will become 7.5% during each of the three years ending December 31, 2007, 2008 and 2009. The EIT rate for Techfaith Shanghai will become 15% after December 31, 2010.
     We will sell significant portion of wireless module and Smart Phone from our Hong Kong subsidiary and we believe that we would be subject to 17.5% income tax in Hong Kong.
     According to the Circular on Tax Issues Related to the Implementation of the Decision of the CPC Central Committee and State Council on Strengthening Technical Innovation issued by the Ministry of Finance and the State Administration of Taxation, technology companies in China may apply for a refund of business tax arising from the revenue generated under a technology development agreement or a technical marketing agreement.
     Our subsidiaries in China are also entitled to a business tax exemption relating to their income derived from any technology development agreement and technical transfer agreement that has been registered with relevant government authorities.
     Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, except stipulated otherwise, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value added tax, or VAT, at a rate of 17% of the gross sales proceeds received.
Foreign Currency Exchange
     The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration for Foreign Exchange of China is obtained.
     Pursuant to the Administration of the Settlement, Sale and Payment of Foreign Exchange Provisions, promulgated by the People’s Bank of China on June 20, 1996 and effective July 1, 1996, foreign investment enterprises in China may purchase foreign exchange without the approval of the State Administration for Foreign Exchange of the People’s Republic of China for trade and service-related foreign exchange (subject to a cap approved by the State Administration for Foreign Exchange of China) to satisfy foreign exchange liabilities or to pay dividends. In addition, if and when they acquire companies in the middle and western areas of China and the foreign investment accounts for not less than 25% of the registered capital of such acquired companies, such acquired companies will also be entitled to enjoy the policies granted to foreign investment enterprises. However, the relevant PRC government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the State Administration for Foreign Exchange of China.
Dividend Distribution
     The principal regulations governing distribution of dividends by wholly foreign-owned enterprises and the Chinese-foreign equity joint ventures include the Wholly Foreign-owned Enterprise Law (1986), as amended by the Decision on Amending the Law of the People’s Republic of China on Foreign-funded Enterprises (2000), and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended by the Decision on of the State Council on amending of the Rules for the Implementation of the Law of the People’s Republic of China on Foreign-funded Enterprises (2001).
     Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign invested enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. These funds are not distributable as cash dividends.
C. Organizational Structure
     The following chart illustrates our corporate structure and our equity interest in each of our principal operating subsidiaries as of the date of this report:

*	Held through intermediary companies incorporated in the British Virgin Islands

     We conduct substantially all of our operations through the following subsidiaries in China:
▪	Techfaith Wireless Communication Technology (Beijing) Limited, or TechFaith China, which primarily designs GSM-based mobile handsets;

▪	Techfaith Wireless Communication Technology (Beijing) Limited II, or TechFaith Beijing, formerly known as Beijing Centel Technology R&D Co., Ltd., which primarily designs GSM-based mobile handsets;

▪	Techfaith Wireless Communication Technology (Shanghai) Limited, or TechFaith Shanghai, formerly known as Leadtech Communication Technology (Shanghai) Limited, which primarily designs CDMA mobile handsets using technology licensed from QUALCOMM;

▪	STEP Technologies (Beijing) Co., Ltd., or STEP Technologies, which primarily designs GSM-based mobile handsets based on a baseband platform licensed from Texas Instruments and WCDMA mobile handsets using technology licensed from QUALCOMM;

▪	Techfaith Intelligent Handset Technology (Beijing) Limited, or Techfaith Intelligent Handset Beijing, which primarily focuses on smart phones and related products; and

▪	TechFaith Software (China) Limited, or TechSoft, which primarily develops application software for wireless devices.
     Except for STEP Technologies and TechSoft, all of our subsidiaries in China are wholly owned. STEP Technologies is a joint venture between us and NEC. We and NEC own 70% and 30%, respectively, of the equity interest in STEP Technologies. TechSoft is wholly owned by a Cayman Islands holding company, which is a joint venture that is 70% owned by us and 30% owned by QUALCOMM.
D. Property, Plants and Equipment
     Our principal executive offices are located on premises comprising approximately 20,000 square meters in Beijing, China. We have regional offices in Shanghai, Shenzhen and San Diego, California. We lease part of our premises in Beijing from a related party. See Item 7.B. of this annual report on Form 20-F, “Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with SEF.” We plan to acquire new premises and establish our dedicated mobile handset pilot production facilities in Beijing and Hangzhou. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.
Item 4A. Unresolved Staff Comments
     Not applicable.

Item 5. Operating and Financial Review and Prospects
     The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Introduction — Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A. Operating Results
     We are one of the largest handset design and software solution providers based in China. Since our inception in 2002, we have been providing complete handset design services spanning the entire handset design cycle, which involves industrial design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. While we design GSM-based mobile handsets based on major baseband technology platforms, we launched our first 3G handset based on the WCDMA/GSM technology platform in the third quarter of 2005 and have re-allocated most of our GSM resources to focus on 3G handset design and development. We have also begun to develop smart phones. In June 2006, we and QUALCOMM formed TechSoft in China to develop software applications for wireless communication devices. We indirectly own 70% of TechSoft. In the first quarter of 2006, we realigned our business operations into three business units, namely, handset design business unit, smart phone and pocket PC unit, and wireless software and application business unit. The realignment does not affect our financial reporting for prior fiscal years.
     The mobile handset industry is characterized by shortened product life cycles, increasing competition, margin pressure for wireless handset brand owners and a growing trend toward outsourcing. We expect our business to be primarily driven by the growing mobile handset markets and the industry trend to outsource the handset design function. We also expect our future revenue growth to be driven by our design contracts from new international customers and top Chinese customers and the expansion of our service offerings to cover handsets for sale internationally.
     Our gross margins have varied since our inception and are expected to continue to vary as a result of a variety of factors. These factors include changes in the relative mix of our services and products and the terms at which we offer them. In order to maintain or improve our gross margin for our design services, we must reduce our unit cost through achieving greater economies of scale, particularly in the face of price pressures in a competitive market. We offer PCBs, wireless modules and other component products principally at cost, plus a margin. We also assist customers in procuring handset testing equipment. We offer these products and services principally for strategic purposes at a margin lower than that for our design services. For example, we sell PCBs as a means of determining our customers’ handset sales for calculating royalty payments under arrangements discussed in “— Net Revenues” below. Accordingly, to the extent the contribution of component sales to our net revenues increases, our blended gross margin will correspondingly decrease, in the absence of any other change.

     In response to customer demand, we intend to sell completed smart phone handsets that we design beginning in 2006. We do not, however, intend to manufacture the smart phones ourselves, but will outsource the manufacturing to EMS providers. We expect the margins from the sale of completed smart phones to generate a lower gross margin than from design services only. In addition, as we believe demand for 3G handsets presents significant opportunity to us, we have re-allocated most of our GSM resources to focus on 3G programs beginning from the fourth quarter of 2005. As we halted two out of four GSM platforms, this will impact our revenue in the short term.
     We provide mobile handset design services to mobile handset brand owners. Our customers include leading Chinese mobile handset brand owners, and international mobile handset brand owners. Although Chinese mobile handset customers fueled our initial growth, international brand owners have contributed to an increasing portion of our net revenues. We expect the revenue contribution from international mobile handset customers to increase rapidly as we focus our sales and marketing efforts to target international brand owners while retaining the top Chinese brand owners. A small number of customers have historically accounted for a substantial portion of our net revenues. In 2003, our top three customers collectively accounted for approximately 88.2% of our net revenues. In 2004, our top three customers collectively accounted for approximately 51.0% of our net revenues. In 2005, our top three customers collectively accounted for approximately 55.1% of our net revenues, and NEC contributed over 10% of our net revenues for the period. Sales to our largest customers have varied from period to period due primarily to our relatively short period of operation and the continued expansion of our customer base. As international mobile handset brand owners offer high growth potential to our business, and Chinese mobile handset brand owners are reportedly experiencing declining profitability due to intense competition from international brand owners and decrease in consumer demand, we believe that our future growth and success will depend in part on the extent to which leading international mobile handset brand owners engage us to design mobile handsets for them. We expect that our largest customers will vary significantly in the future as we aim to attract more international mobile handset brand owners as our customers.
Major Factors Affecting Our Results of Operations
     Net Revenues. We derive our revenues primarily from mobile handset design services, and to a lesser extent, sales of wireless modules, PCBs, and other component products for mobile handsets. Revenues from design services comprise of design fees and royalty income.
     We recognize design fees as revenues only when a pre-agreed milestone has been reached. In general, three milestones are identified in our design contracts with customers. When the mobile handset design receives the approval verifying its conformity with applicable industry standards, in the case of GSM-based handsets, the full type approval, or FTA, for its conformity with GSM standards, we achieve the first milestone with respect to the design. When the mobile handset design receives regulatory approval for its use in the intended country, in the case of China, a China type approval, or CTA, we achieve the second milestone. When the customer accepts the mobile handset design and is ready to begin mass production of mobile handsets based on our design, we achieve the last milestone, which we refer to as shipping acceptance, or SA. We generally charge a fixed price for our projects and recognize revenues based on percentage of completion of the project upon attaining pre-agreed milestones set forth in the agreement with the customer. We measure progress toward completion by reference to the total labor costs and direct project expenses incurred as of the time we reach a pre-agreed milestone, as compared to the total labor costs and direct project expenses we expect to incur for completing a design project through SA, the last milestone. We believe this measure of percentage of completion best reflects the value of the work completed as of the milestone. If actual labor costs and direct project expenses change after a milestone is reached, we adjust the cost of revenues for the period during which we know the facts that give rise to the change. If a milestone has not been reached, the associated cost is deferred and revenues are not recognized until the milestone has been achieved.
     We have entered into royalty arrangements with Chinese mobile handset brand owners and a limited number of international mobile handset brand owners, pursuant to which we charge a royalty in addition to the design fees described above. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured by a customer. In addition, beginning from the fourth quarter of 2004, some of our component suppliers and technology providers agreed to provide commissions to us for the use of their components and technology in our designs, and we recognize such commissions as part of our royalty income when these component suppliers and technology providers confirm the amount of commissions.
     We recognize revenues from sales of wireless modules, PCBs and other electronic component products for mobile handsets upon delivery of these products to the customer. The customer orders component products it requires to manufacture mobile handsets from us. We then source the production of the component products from an outside supplier. We recognize revenues when the component products are delivered to the customer. We record the gross amounts billed to our customers as we are the primary obligor in these transactions. This is because we have latitude in establishing prices, are involved in the determination of the service specifications, bear credit risk and inventory risk and have the right to select the suppliers. We also assist certain customers in installing mobile handset testing lines and recognize revenues when these lines are installed.
     Our net revenues from design fees and royalty income reflect deductions from our gross revenues for local business taxes incurred by our subsidiaries in China. Each of our subsidiaries in China is subject to a local business tax at an effective rate of 5% on revenues generated from services provided in China. We may, upon application to and approval from relevant tax authorities, be eligible for full refunds of the business taxes to the extent they related to the revenue generated under technology development agreements and/or technical marketing agreements. We have applied for and received refunds in connection with the revenues generated under several of our mobile handset design contracts. Our net revenues from sales of wireless modules, PCBs and other component products reflect deductions from our gross revenues for value-added taxes incurred by our subsidiaries in China. We are required to pay value added tax, or VAT, at a rate of 17% of the gross sales proceeds received by our PRC subsidiaries from such sales.
     Cost of Revenues. Cost of revenues for our design fees primarily consists of part of our engineers’ compensation and benefits for the period during which they are involved in any mobile handset design project, and to a lesser extent, product warranty expenses, costs of materials used in making handset prototypes and depreciation and amortization of intangible assets including technology licenses and royalty rights used in connection with our design services. Cost of revenues for our royalty income normally are minimal. Cost of revenues from our sales of wireless modules consists primarily of cost of materials used in making wireless modules, and to a lesser extent, compensation and benefits to our staff associated with the wireless module business. Cost of revenues from sales of PCBs and other component products consists of the cost of acquiring PCBs and other component products from third parties, and cost incurred in connection with our assisting customers in installing testing equipment and lines for the testing of handsets before shipment.
     Operating Expenses. Our operating expenses consist of general and administrative, research and development and selling and marketing expenses and expenses related to impairment of acquired intangible assets.
     General and Administrative. General and administrative expenses consist primarily of compensation and benefits of administrative personnel, lease expenses for occupancy associated with administration, travel and other expenses for general and administrative purposes, as well as costs for professional services, including legal and accounting services.
     Research and Development. Research and development expenses consist primarily of the portion of our engineers’ compensation and benefits not attributable to any mobile handset design project pursuant to a design contract, amortization of assets related to research and development, compensation and benefits to our engineers who are involved in the development of wireless modules, and lease expenses for occupancy associated with research and development.
     Selling and Marketing. Selling and marketing expenses consist primarily of expenses related to marketing and promotion activities, compensation and benefits for sales and marketing personnel and travel expenses of sales and marketing personnel. We expect our selling and marketing expenses to increase in absolute terms as we hire additional sales and marketing personnel and expand our selling and marketing network in Japan, Europe and North America to promote and sell our services.
     Income Taxes. Under the current laws of the Cayman Islands, where we are located, and the current laws of the British Virgin Islands, where our holding company and intermediate holding companies are located, we are not subject to tax on our income or capital gains. In addition, our payment of dividends is not subject to withholding tax in these jurisdictions.
     Under the current laws of China, our subsidiaries in China are subject to state enterprise income tax, or EIT, at a rate of 33% on taxable income in China. TechFaith China, TechFaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing have all been classified by the PRC government authorities as “new and high technology enterprises.” In addition, all of them are located in the special technology development zone in Beijing. As a result of these factors, they are entitled to a preferential EIT rate of 15% and a three-year exemption from EIT beginning from their respective first years of operation, followed by a 50% reduction in the EIT rate for the succeeding three years. TechFaith Shanghai is exempt from EIT from 2005 to 2006. Applicable laws and regulations in China specify certain financial and non-financial criteria for a company to be eligible for and maintain its status as a “new and high technology enterprise.” The status of our subsidiaries in China is re-assessed on a bi-annual basis.

Critical Accounting Policies
     We prepare our financial statements in conformity with the Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenue and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.
     Revenue Recognition. Our revenues are primarily derived from designing mobile handsets and we generate our revenues principally through design fees and royalty income.
     We recognize design fees in accordance with Statement of Position, or SOP, 97-2 because the software element of the handset has been deemed more than incidental for the handset design process taken as a whole. Accordingly, as prescribed by SOP 97-2, we recognize design fees revenues in accordance with SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” as the handset design process requires significant production, development or customization of software. SOP 81-1 provides that the percentage-of-completion method of revenue recognition is preferable in instances where reasonably dependable estimates exist. We believe that we are able to produce such estimates and to appropriately measure the amount of revenues to be recognized at the date each contractual milestone — FTA, CTA or SA — is achieved using the percentage-of-completion method of accounting. Consistent with SOP 81-1, we believe that an output measure, such as contract milestones, is most reflective of the manner in which we earn revenues under our design contracts. Accordingly, we recognize design fee revenues as each contractual milestone is met, based on the percentage of completion at each milestone by using input measures — labor hours and other relevant costs incurred through the date of milestone compared to the total labor hours and other relevant costs estimated to be incurred to complete the design project through the last milestone. We believe that these contractual milestones are significant and specific tasks that are outlined in the design contracts and provide our customers with the ability to review the project status. We also believe that this is more reflective of the design progress completed through the date of the milestone, as opposed to designating percentage of completion based on the amounts that become billable at the milestone.
     The customized mobile handset design process involves industrial design, mechanical design, software design, hardware design, component selection and sourcing, prototype testing and pilot production. It typically takes six to nine months to complete a mobile handset design project. We generally enter into a design contract with each customer with respect to a design project prior to the commencement of the project. On a periodic basis, management estimates the percentage of completion of each project to calculate the amount of revenues to be recognized when each project reaches a contractual milestone. Recognized revenues are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. Accordingly, any changes in our estimates would impact our future operating results.
     Our project and department managers have significant experience in the design and development of mobile handsets. The estimates deployed are based on their experience designing handsets. These are estimates and therefore contain a risk of change. In our experience, we have not experienced material adverse changes from period to period in calculating the percentage of completion.
Results of Operations
     The following table sets forth a summary of our consolidated statements of operations for the periods indicated. Our business has evolved rapidly and significantly since we commenced operations in July 2002. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as being indicative of future performance.

	For the Year Ended December 31,
	2003	2004	2005
		(In thousands)
Consolidated Statement of Operations Data
Net revenues:
Design fees	$7,947	$29,495	$63,020
Royalty income	1,259	6,961	15,651
Component products	471	10,104	11,439

Total net revenues	$9,677	$46,560	$90,110

Cost of revenues:
Design fees	$2,260	$10,951	$26,258
Royalty income	—	725	—
Component products	371	8,208	8,803

Total cost of revenues	$2,631	$19,884	$35,061

Gross profit:
Design fees	$5,687	$18,544	$36,762
Royalty income	1,259	6,236	15,651
Component products	100	1,896	2,636

Total gross profit	$7,046	$26,676	$55,049

Operating expenses:
General and administrative	$(968)	$(4,771)	$(9,574)
Research and development	(700)	(2,506)	(3,447)
Selling and marketing	(39)	(694)	(1,269)
Impairment of acquired intangible assets	(423)	—	—

Total operating expenses	$(2,130)	$(7,971)	$(14,290)

Income from operations	$4,916	$18,705	$40,759
Total other income (loss), net	(9)	(484)	2,149
Income taxes	—	—	(54)
Minority interests	49	23	(1,469)

Net income	$4,956	$18,244	$41,385

Comparison of the Year Ended December 31, 2004 and the Year Ended December 31, 2005
Net Revenues
     Our net revenues increased substantially by 93.5% to US$90.1 million in 2005 from US$46.6 million in 2004. The increase was primarily attributable to a substantial increase in net revenues from design fees and, to a much lesser extent, increases in net revenues from component products and royalty income.
     Design Fees. Our net revenues from design fees increased substantially to US$63.0 million in 2005 from US$29.5 million in 2004 because of a significant growth of our wireless handset design service business. In 2005, a total of 123 designs contributed to our design fee revenues, 77 of our mobile handset designs achieved the FTA milestone, 72 of our mobile handset designs achieved the CTA milestone, and 80 of our mobile handset designs achieved the SA milestone. In contrast, in 2004, a total of 58 handset designs contributed to our design fee revenues, 69 mobile handsets designed by us reached the FTA milestone, 62 mobile handsets designed by us achieved the CTA milestone and 55 mobile handsets designed by us achieved the SA milestone.
     Royalty Income. Our royalty income increased substantially by 124.8% to US$15.7 million in 2005 from US$7.0 million in 2004. The increase was primarily attributable to the continuous completion of handset design projects throughout 2005.
     Component Products. Revenues from sales of our component products increased by 13.2% to US$11.4 million in 2005 from US$10.1 million in 2004. The increase was primarily due to our recent entrance into the CDMA wireless modules market.
Cost of Revenues
     Cost of revenues increased substantially by 76.3% to US$35.1 million in 2005 from US$19.9 million in 2004. The increase was primarily attributable to a substantial increase in cost of revenues for design fees due to the increased number of projects completed during the period and, to a much lesser extent, a small increase in cost of revenues for component products.
     Design Fees. Cost of revenues for design fees increased substantially to US$26.3 million in 2005 from US$11.0 million in 2004, primarily as a result of increased compensation and benefits allocated to engineers who worked on design projects in 2005.
     Royalty Income. We did not incur any cost of revenues for royalty income in 2005.
     Component Products. Cost of revenues for component products increased slightly by 7.3% to US$8.8 million in 2005 from US$8.2 million in 2004. The increase was due primarily to an increases in sales of component products in 2005.
Gross Profit
     Our gross profit was US$55.0 million in 2005, compared to US$26.7 million in 2004, representing gross margins of 61.1% and 57.3%, respectively.

     Design Fees. Our gross profit for design fees was US$36.8 million in 2005, compared to US$18.5 million in 2004, representing gross margins of 58.3% and 62.9%, respectively. The decrease in gross margin was primarily the result of a decrease in the average design fee per project in 2005 as compared to 2004.
     Royalty Income. Our gross profit for royalty income was US$15.7 million in 2005, compared to US$6.2 million in 2004, representing gross margins of 100% and 89.6%, respectively. The increase in gross margin was because we did not incur any cost of revenues for royalty income in 2005.
     Component Products. Our gross profit from the sale of component products was US$2.6 million in 2005, compared to US$1.9 million in 2004, representing gross margins of 23.0% and 18.8%, respectively. The increase in gross margin was primarily the result of higher margin contribution from selling CDMA-based wireless modules.
Operating Expenses
     Operating expenses increased by 79.3% to US$14.3 million in 2005 from US$8.0 million in 2004. The increase was due to increases in general and administrative expenses and selling and marketing expenses and, to a lesser extent, an increase in research and development.
     General and Administrative. General and administrative expenses increased to US$9.6 million in 2005 from US$4.8 million in 2004. The increase was due primarily to a substantial increase in our administrative personnel as we continued to grow our business, increase in professional service fees as a newly listed company, and to a lesser extent, an increase in rental costs as we leased new office space for administrative use. The increase was also attributable to recording allowance for doubtful account.
     Research and Development. Research and development expenses increased by 37.6% to US$3.4 million in 2005 from US$2.5 million in 2004. The increase was due primarily to our continuous investment in emerging technologies.
     Selling and Marketing. Selling and marketing expenses increased by 82.9% to US$1.3 million in 2005 from US$0.7 million in 2004. The increase was due primarily to the increase in our selling and marketing staff and activities as we expanded our efforts to market and sell our services.
Total Other Income (Loss), Net
     We recorded a total other net income of US$2.1 million in 2005 as compared to total other net loss of US$0.5 million in 2004, primarily due to an increase in interest income and partially offset by a negative change in fair value of call option.
Net Income
     Our net income increased to US$41.4 million in 2005 from US$18.2 million in 2004 as a result of the cumulative effect of the foregoing factors.

Comparison of the Year Ended December 31, 2003 and the Year Ended December 31, 2004
Net Revenues
     Our net revenues increased substantially to US$46.6 million in 2004 from US$9.7 million in 2003. The increase was primarily attributable to a substantial increase in net revenues from design fees and, to a lesser extent, substantial increases in net revenues from component products and royalty income.
     Design Fees. Our net revenues from design fees increased substantially to US$29.5 million in 2004 from US$7.9 million in 2003 because of a significant growth of our wireless handset design service business. In 2003, a total of 9 handset designs contributed to our design fee revenues, 11 mobile handsets designed by us reached the FTA milestone, 4 mobile handsets designed by us achieved the CTA milestone and 3 mobile handsets designed by us achieved the SA milestone. In contrast, in 2004, a total of 58 designs contributed to our design fee revenues, 69 of our mobile handset designs achieved the FTA milestone, 62 of our mobile handset designs achieved the CTA milestone, and 55 of our mobile handset designs achieved the SA milestone. Our customer base expanded substantially in 2004. International customers such as Kyocera, Mitsubishi, NEC and UTStarcom engaged us to design mobile handsets, while eight of the top ten Chinese mobile handset brand owners were our customers in 2004.
     Royalty Income. Our royalty income increased substantially to US$7.0 million in 2004 from US$1.3 million in 2003. The increase was primarily attributable to the continuous completion of handset design projects throughout 2004, whereas we only began generating royalty income in the fourth quarter of 2003, after completing our first design project in September 2003.
     Component Products. Revenues from sales of our component products increased substantially to US$10.1 million in 2004 from US$0.5 million in 2003. The increase was primarily due to substantial increases in sales of PCBs to US$6.0 million in 2004 from US$0.4 million in 2003 and sales of other components for mobile handsets to US$4.1 million in 2004 from US$0.1 million in 2003.
Cost of Revenues
     Cost of revenues increased substantially to US$19.9 million in 2004 from US$2.6 million in 2003. The increase was primarily attributable to a substantial increase in cost of revenues for design fees and, to a lesser extent, substantial increases in cost of revenues for component products and royalty income.
     Design Fees. Cost of revenues for design fees increased substantially to US$11.0 million in 2004 from US$2.3 million in 2003, primarily as a result of increased compensation and benefits allocated to engineers who worked on design projects in 2004.
     Royalty Income. Our cost of revenues for royalty income was US$0.7 million in 2004. This cost related to amortization charges associated with our acquisition of certain intangible assets from Beijing Qidi in January 2004. We did not incur any cost of revenues for royalty income in 2003.

     Component Products. Cost of revenues for component products increased substantially to US$8.2 million in 2004 from US$0.4 million in 2003. The increase was due primarily to increases in cost of revenues of PCBs to US$5.0 million in 2004 from US$0.3 million in 2003 and cost of revenues of other components for mobile handsets to US$3.2 million in 2004 from US$0.1 million in 2003.
Gross Profit
     Our gross profit was US$26.7 million in 2004, compared to US$7.0 million in 2003, representing gross margins of 57.3% and 72.8%, respectively. The decrease in gross margin was primarily as a result of an increase in cost of revenues across all three categories of our revenues.
     Design Fees. Our gross profit for design fees was US$18.5 million in 2004, compared to US$5.7 million in 2003, representing gross margins of 62.9% and 71.6%, respectively. The decrease in gross margin was primarily the result of a decrease in the average design fee per project in 2004 as compared to 2003.
     Royalty Income. Our gross profit for royalty income was US$6.2 million in 2004, compared to US$1.3 million in 2003, representing gross margins of 89.6% and 100%, respectively. The decrease in gross margin was because we incurred cost of revenues for royalty income in 2004.
     Component Products. Our gross profit from the sale of component products was US$1.9 million in 2004, compared to US$0.1 million in 2003, representing gross margins of 18.8% and 21.2%, respectively. The decrease in gross margin was primarily the result of the increases in cost of revenues from PCBs.
Operating Expenses
     Operating expenses increased to US$8.0 million in 2004 from US$2.1 million in 2003. The increase was due to substantial increases in general and administrative expenses and research and development and, to a lesser extent, an increase in selling and marketing expenses.
     General and Administrative. General and administrative expenses increased to US$4.8 million in 2004 from US$1.0 million in 2003. The increase was due primarily to a substantial increase in our administrative personnel as we continued to grow our business, and to a lesser extent, an increase in rental costs as we leased new premises to accommodate our growth. The increase was also attributable to additional staff and rent expenses related to TechFaith Shanghai, which we formed in early 2004 to focus on developing mobile handsets based on the CDMA platform licensed from QUALCOMM.
     Research and Development. Research and development expenses increased to US$2.5 million in 2004 from US$0.7 million in 2003. The increase was due primarily to the hiring of additional engineers in anticipation of the growth of our wireless design service business, including 2.5G and 3G mobile handset designs based on the CDMA platform licensed from QUALCOMM.

     Selling and Marketing. Selling and marketing expenses increased to US$0.7 million in 2004 from US$39,000 in 2003. The increase was due primarily to the increase in our selling and marketing staff and activities as we expanded our efforts to market and sell our services.
     Impairment of Acquired Intangible Assets. In 2003, we recorded an impairment charge related to impairment of acquired intangible assets in the amount of US$0.4 million, or 19.9% of the total amount of operating expenses in 2003. This expense reflected the one-time write-off of the then carrying value of the monochrome screen interface technology we acquired and then discontinued to use in 2003. We did not incur any such expense in 2004.
Total Other Income (Loss), Net
     We incurred total other net income of US$0.5 million in 2004 as compared to total other net loss of US$9,000 in 2003, primarily due to the accrued interest expense and amortized discount related to the convertible notes issued in April 2004.
Net Income
     Our net income increased to US$18.2 million in 2004 from US$5.0 million in 2003 as a result of the cumulative effect of the foregoing factors.
B. Liquidity and Capital Resources
     The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
		(In thousands)
Net cash provided by operating activities	$8,716	$25,809	$16,950
Net cash used in investing activities	(8,395)	(8,112)	(5,529)
Net cash provided by financing activities	7,342	9,700	89,259
Effect of exchange rate changes	25	(10)	1,441
Net increase in cash and cash equivalents	7,688	27,387	102,121
Cash and cash equivalents at beginning of period	11	7,699	35,086
Cash and cash equivalents at end of period	$7,699	$35,086	$137,207
     We have financed our operations through cash generated from our operating activities and securities issuances, including our initial public offering in May 2005. As of December 31, 2005, we had US$137.2 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and bank deposits with terms of three months or less. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next twelve months. We may, however, require additional cash resources beyond the next twelve months due to higher than expected growth in our business or other changing business conditions or future developments, including any possible investments or acquisitions. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.
     The ability of our subsidiaries in China to convert RMB into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of relevant PRC government authorities. TechFaith is a holding company and has no present plan to pay any cash dividends on its ordinary shares in the foreseeable future. See Item 8.A. of this annual report on Form 20-F, “Financial Information — Consolidated Statements and Other Financial Information — Dividend Policy.” Nor does TechFaith have any loans or any other outstanding debts. Each of our operating subsidiaries in China fulfils its own cash obligations. Accordingly, we believe that the impact of PRC foreign exchange regulations on TechFaith’s ability to meet its cash obligations is minimal.
     Operating Activities. Net cash provided from operating activities decreased substantially to US$17.0 million in 2005 from US$25.8 million in 2004. The decrease was due primarily to a substantial increase in accounts receivable and a decrease in advance from customers in 2005. Net cash provided from operating activities increased substantially to US$25.8 million in 2004 from US$8.7 million in 2003. The increase was due primarily to the increased operating income resulting from the significant increase in our wireless handset design service contracts and, to a lesser extent, to the significant increases in our component product sales and our royalty income.
     In connection with our design services, our customers typically pay us a portion of design fees immediately after the design contract is executed. We account such fees as advances from customers only until a pre-agreed milestone has been reached. Due to the increasing competition among mobile handset design houses, the percentage of the upfront design fees to the total design fees paid to us by our customers in connection with a mobile handset design project was smaller in 2005 as compared to 2004. As a result, the amount of advances from customers decreased by 86.2% to US$2.3 million in 2005 from US$16.4 million in 2004 even though design fee revenues increased by 113.7% during the same period. For the same reason, the amount of advances from customers increased by 175.8% to US$16.4 million in 2004 from US$6.0 million in 2003 even though design fee revenues increased by 271.2% during the same period.
     Our accounts receivable amounted to US$5.2 million, US$7.8 million and US$34.1 million as of December 31, 2003, 2004 and 2005, respectively. Our inventories amounted to US$0.7 million, US$5.0 million and US$5.0 million as of December 31, 2003, 2004 and 2005, respectively.

     Investing Activities. Net cash used in investing activities decreased to US$5.5 million in 2005 from US$8.1 million in 2004. Our investing activities in 2005 primarily consist of the purchase of plant, machinery and equipment and intangible assets. Our investing activities in 2004 primarily consist of the purchase of plant, machinery and equipment and the purchase of intangible assets for our mobile handset design business. Net cash used in investing activities decreased slightly to US$8.1 million in 2004 from US$8.4 million in 2003. Our investing activities in 2003 primarily consist of capital expenditures in connection with the purchase of software, machinery and equipment, offset by the US$1.2 million received from sale of our equity interest in Beijing Qidi.
     Financing Activities. Net cash provided by financing activities increased significantly to US$89.3 million in 2005 from US$9.7 million in 2004. Net cash provided by financing activities in 2005 primarily consisted of net proceeds received from our initial public offering in May 2005. Net cash provided by financing activities increased by 32.1% to US$9.7 million in 2004 from US$7.3 million in 2003. Net cash provided by financing activities in 2004 primarily consisted of US$10.0 million from net issuance of interest-free convertible notes to three strategic investors in April 2004. Net cash provided by financing activities in 2003 primarily consisted of US$4.0 million from issuance of interest-free convertible notes to SeaBright and US$4.2 million from our shareholders as capital contribution to our subsidiaries in China, offset by our repayment of a short term loan in the amount of US$1.8 million to an unrelated party.
     Our capital expenditures amounted to US$5.6 million, US$6.2 million and US$9.4 million in 2003, 2004 and 2005, respectively. Our historical capital expenditure consisted principally of purchases of software, machinery, equipment and other items related to our mobile handset design services. We incurred capital expenditures totaling approximately US$9.4 million in 2005, which primarily consisted of plant and machinery, leasehold improvements and furniture, fixtures and equipment.
     Our capital expenditure plans for 2006 have not yet been fixed, but we expect to spend approximately RMB160 million (US$20 million), primarily for acquiring premises in Beijing and Hangzhou. On March 23, 2006, we have entered into contracts to purchase six floors in a commercial building in Beijing for an aggregate consideration of approximately RMB89.8 million (US$11.1 million). Under these contracts, we are required to pay the seller of the property RMB50 million (US$6.2 million) by July 30, 2006 and the remainder by October 1, 2007.
C. Research and Development, Patents and Licenses, etc.
     See “Item 4.B. Information on the Company — Business Overview.”
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2003 to December 31, 2005 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements
     We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Contractual Obligations
     The following table sets forth our contractual obligations as of December 31, 2005:

	Payment Due by Period
		Less Than 1			More Than 5
Contractual Obligations	Total	Year	1-3 Years	3-5 Years	Years
		(In thousands of U.S. dollars)
Long-term debt obligations	$—	$—	$—	$—	$—
Operating lease obligations	5,035	1,787	2,927	321	—
Purchase obligations(1)	418	418	—	—
Investment obligations(2)	1,239	1,239	—	—	—

Total	$6,692	$3,444	$2,927	$321	$—

(1)	Purchase obligations relating to the purchase of plant, machinery and equipment.

(2)	Investment obligations relating to contribution as paid-in-capital in a newly established affiliate.
     Other than the contractual obligations set forth above, we do not have any long-term commitments.
G. Quantitative and Qualitative Disclosures about Market Risk
     Interest Rate Risk. Our risk exposure from changes in interest rates relates primarily to the interest income generated by excess cash invested in short term bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been nor do we anticipate being exposed to material risks due to changes in interest rates.
     Foreign Exchange Risk. Substantially all of our revenues and substantially all our cost of revenues are denominated in RMB, with an immaterial portion of our cost of revenues denominated in the U.S. dollar. We have not had any material foreign exchange gains or losses. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2.5% appreciation of the RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.

H. Recent Accounting Pronouncements
     In December 2004, the FASB issued SFAS 123R, which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. The new standard, as recently amended, will be effective for us in the annual reporting period beginning after January 1, 2006. We have applied the provision of SFAS No. 123R and it did not have a significant effect on our financial position or results of operations.
     In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143”. FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. We are evaluating the effect of the adoption of FIN 47. It is not expected to have a material impact on our financial position, results of operations or cash flows.
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.
     In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. We do not expect this provision to have a material impact on our financial position, results of operations or cash flows.
     In November 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. We do not anticipate that the adoption of this standard to have a material effect on our financial position or results of operations.

     In December 2005, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal years beginning after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The following table sets forth information regarding our directors and executive officers as of June 23, 2006.

Directors and Executive Officers	Age	Position/Title
Defu Dong	34	Chairman and Chief Executive Officer
Jy-Ber Gilbert Lee	50	Director, President and Chief Operating Officer
Baozhuang Huo	34	Director, Chief Executive Officer of Handset Design Unit
Hung Hsin (Robert) Chen	62	Independent Director
Peter Clarke	55	Independent Director
Ying Han	52	Independent Director
Hui (Tom) Zhang	33	Independent Director
Yin Wah (Eva) Hon	34	– (1)
Christopher Patrick Holbert(2)	35	Chief Financial Officer
Changke He	43	Chief Technology Officer
Guoyi Wei	42	Acting Chief Financial Officer and Chief Accounting Officer
Jun Liu	33	Chief Executive Officer of Smartphone and Pocket PC Unit
Junhou Huang	34	Chief Executive Officer of Wireless Software and Application Unit
Yibo Fang	36	President of STEP Technologies
Xiaonong Cai	35	Vice President

(1)	Ms. Eva Hon resigned as our Chief Financial Officer on February 10, 2006.

(2)	Mr. Holbert has been appointed as our Chief Financial Officer, effective on July 1, 2006.
Executive Directors
     Mr. Defu Dong has been the Chairman and Chief Executive Officer of our company since our inception. Prior to founding our company in July 2002, Mr. Dong co-founded Beijing Sino-Electronics Future Telecommunication R&D, Ltd., or SEF, a mobile handset design house, in February 2001. He was a director, shareholder and the Chief Executive Officer of SEF from its inception until July 2002. Mr. Dong worked at Motorola (China) as a sales manager from 1997 to 2001. Prior to joining Motorola (China), Mr. Dong was a sales manager at Mitsubishi (China) for one year. Mr. Dong received a bachelor’s degree in mechanical engineering from Chongqing University in China in 1994.
     Dr. Jy-Ber Gilbert Lee is a director of our company and has been our President and Chief Operating Officer since February 2006. He was our independent director from May 2005 to February 2006. Prior to joining our company, Dr. Lee was the deputy general manager of the Guangdong branch of China Netcom Corp., a subsidiary of China Netcom Group. From June 2001 to February 2004, Dr. Lee was the Managing Director of Sales of

China Netcom Corp. From July 2000 to May 2001, Dr. Lee was a Vice President of Motorola Inc., and Deputy General Manager of Global Telecom Solution, Greater China. Dr. Lee received a bachelor’s degree in mechanical engineering from National Taiwan University in 1977, a master’s degree in energy engineering and a Ph.D. degree in mechanical engineering from the University of Illinois.
     Mr. Baozhuang Huo is a director of our company and has been the Chief Executive Officer of our newly formed Handset Design Unit since March 2006. From August 2005 to February 2006, Mr. Huo was the President of our company. From January 2004 until August 2005, Mr. Huo was the President of TechFaith Beijing. From March 2003 to December 2003, Mr. Huo was the Chief Executive Officer of Beijing Qidi, a mobile handset design house of which we used to own 49% until September 2003. From January 2003 to March 2003, Mr. Huo worked at Foxconn as an R&D manager. For January 2001 to December 2002, Mr. Huo was a hardware design manager of CECW, a mobile handset design house. Prior to that, Mr. Huo had worked at Motorola (China) as an RF project manager for four years. Mr. Huo received a master’s degree in electro magnetic field and microwave engineering from the University of Electronic Science and Technology of China in 1998.
Independent Directors
     Mr. Hung Hsin (Robert) Chen has been our independent director since September 2005. Mr. Chen worked at SangFei Consumer Communications Co., Ltd (“SangFei”), a joint venture of Philips and China Electronics Corporation, which produces mobile phones and MP3 players for OEMs & ODMs. Mr. Chen had been the general manager of SangFei and a senior consultant of Philips China for nine years. Prior to joining SangFei, Robert was a general manager of National Semiconductor China, a joint venture with National Semiconductor. Mr. Chen has over 30 years experience in the consumer electronic products and wireless terminals industries. Mr. Chen received his bachelor degree from Taiwan National Cheng Kung University in 1969.
     Mr. Peter Clarke has been our independent director since May 2005. Mr. Clarke was the Chairman of Merrill Lynch, Asia Pacific Region from 1992 to 1999. Mr. Clarke also serves as a non-executive director of Pictet Asia Limited, an institutional fund manager headquartered in Geneva, and the Chairman of the audit committee of the English Schools Foundation in Hong Kong. Mr. Clarke graduated from the City of London College.
     Ms. Ying Han has been our independent director since April 1, 2006. Ms. Han has been Executive Vice President and Chief Financial Officer of AsiaInfo Holdings, Inc. since 1998. From 1989 to 1998, Ms. Han worked in different positions at Hewlett-Packard (China), including as Chief Controller and Business Development Director, Finance Manager and Business Administration Manager of Service Organization. Ms. Han received a college degree in Western Accounting from Xiamen University in 1985.
     Dr. Hui (Tom) Zhang has been our independent director since April 1, 2006. He is also the Co-founder, Director and Executive Vice President of Vimicro International Corporation, a leading fables semiconductor company in China. Dr. Zhang also serves as Secretary-General of Mobile Multimedia Technology Alliance in China, Director of Microsoft-Vimicro Multimedia Technology Center and Director of Tsinghua-Vimicro Semiconductor Research Center. Dr. Zhang has published many papers in low-power reconfigurable computing architectures. Dr. Zhang received his B.S. degree from the

University of Science & Technology of China and his Ph.D. degree in Electrical Engineering from the University of California at Berkeley.
Executive Officers
     Mr. Christopher Patrick Holbert will act as our Chief Financial Officer beginning on July 1, 2006. Mr. Holbert most recently served as Director of Finance for CDC Corporation, where he managed Nasdaq and SEC reporting, the Sarbanes Oxley compliance and other finance operations. Prior to this role, Mr. Holbert served as Director of Sarbanes Oxley Compliance at CDC Corporation, and Vice President of Finance at CDC’s Newpalm China subsidiary. Earlier in his career, Mr. Holbert worked as an auditor and consultant at Deloitte Touche Tohmatsu at its New York and Taipei offices. Mr. Holbert holds a Bachelor of Science degree with a concentration in Accounting from Bowie State University in Maryland and is a New York state licensed CPA.
     Mr. Changke He is the Chief Technology Officer of our company. He previously served as the President of STEP Technologies from May 2004 to February 2005, and was a director of our company. Prior to joining us in September 2002, Mr. He worked at SEF for three months. From 1995 to May 2002, Mr. He worked at Motorola (China) as an RF engineer. Mr. He received a bachelor’s degree in automatic control and computer engineering from China Central Polytechnic College in 1982 and a master’s degree in electronics and automatic engineering from Tianjin University in China in 1990.
     Mr. Guoyi Wei has been our Acting Chief Financial Officer since February 2006. Mr. Wei has been our Chief Accounting Officer since March 2005. Prior to joining us, Mr. Wei was the finance director of Hurray Solutions! for three years. Mr. Wei also worked as senior financial manager of Compaq Computer Corporation in China for two years. From 1992 to 1997, he served in various financial positions, including corporate auditor, finance manager and accounting and information system manager, with Motorola Inc. and Motorola China Electronics Ltd. Mr. Wei also has over four years work experience at the Ministry of Finance in China. Mr. Wei received a Bachelor’s degree in computer software from the Central-South University of Technology in China in 1984, an Master’s degree in accounting from the Fiscal Science Research Institute in China in 1987 and an MBA degree from the University of Tennessee in 1999.
     Mr. Jun Liu has been the Chief Executive Officer of our newly formed Smartphone and Pocket PC Unit since March 2006. Mr. Liu was our Chief Operating Officer from August 2005 to February 2006. Before joining our company in August 2002, Mr. Liu worked at Beijing Sino-Electronics Future Telecommunication R&D, Ltd. for five months as a software director. From August 2001 to January 2002, Mr. Liu worked at ZT Telecom as a software engineer. From 1995 to July 2001, Mr. Liu worked at Motorola (China) as a software engineer. Mr. Liu received a bachelor’s degree in electronics engineering from Tianjin University in China in 1994 and a master’s degree in computer sciences from Nanjing Posts and Telecommunications College in China in 1997.
     Mr. Junhou Huang has been the Chief Executive Officer of our newly formed wireless software and application unit since March 2006. Mr. Huang was the President of Techfaith Shanghai prior to March 2006. Prior to joining us in August 2002, Mr. Huang worked at Motorola (China) in Beijing as a senior engineer from 2000 to 2002. Prior to that, he worked at ARCA Technology Corporation as a software engineer for nine months. Mr.

Huang received a bachelor’s degree and a master’s degree in electronic engineering from Tianjin University in China in 1994 and 1997, respectively.
     Mr. Yibo Fang is the President of STEP Technologies. From August 2002 to March 2005, Mr. Fang was the Vice President and Chief Technology Officer of TechFaith China. Before joining our company in August 2002, Mr. Fang worked at SEF for five months as a hardware director of SEF. From August 2001 to January 2002, Mr. Fang worked at ZT Telecom as a hardware engineer. From 1995 to July 2001, Mr. Fang worked at Motorola (China) as a hardware engineer. Mr. Fang received a bachelor’s degree in electrical engineering and applied electronic technology from Tsinghua University in China in 1991.
     Mr. Xiaonong Cai is a Vice President of our company. Mr. Cai is primarily responsible for marketing, sales and customer relationships. Before joining our company in August 2003, Mr. Cai worked as a selling and marketing manager at Motorola (China). He received a bachelor’s degree in economics from Tsinghua University in China in 1992 and an MBA degree from Peking University in China in 2002.
     The business address of our directors and executive officers is c/o China Techfaith Wireless Communication Technology Limited, 3/F M8 West No. 1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 100016, People’s Republic of China.
B. Compensation of Directors and Executive Officers
     In 2005, the aggregate cash compensation and benefits that we paid to our executive officers, including all the directors, were approximately US$1,1 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
Share Incentives
     In 2005, our board of directors and our shareholders approved a 2005 share incentive plan, or the 2005 plan, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. A total of 40,000,000 ordinary shares have been reserved for issuance under the 2005 plan, under which 394,908 options were issued and outstanding as of June 23, 2006. Our future grants of share incentives will be made pursuant to the 2005 plan.
     The following table summarizes, as of June 23, 2006, the outstanding options granted under our 2005 Plan to our directors and senior executive officer named below since our board of directors adopted the 2005 Plan.

	Ordinary Shares
	Underlying	Exercise Price
	Options Granted	(US$/Share)	Date of Grant	Date of Expiration
Hung Hsin (Robert) Chen	131,636	1.083	March 19, 2006	March 19, 2016
Peter Clarke	131,636	1.083	August 13, 2005	August 13, 2015
Jy-Ber Gilbert Lee	131,636	1.083	August 13, 2005	August 13, 2015

Total	394,908
     The following paragraphs describe the principal terms of the 2005 plan.

     Types of Awards. We may grant the following types of awards under our 2005 plan:

▪	our ordinary shares;

▪	options to purchase our ordinary shares;

▪	restricted shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;

▪	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;

▪	share appreciation rights, which provide for the payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

▪	dividend equivalent rights, which represent the value of the dividends per share that we pay.
     Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2005 plan will be adjusted to reflect that one ADS represents 15 ordinary shares.
     Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the 2005 plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.
     Award Agreement. Awards granted under our 2005 option plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement also specifies whether the option constitutes an incentive stock option, or ISO, or a non-qualifying stock option.
     Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as ISOs only to our employees.
     Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2005 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.
     Terms of Awards. In general, the plan administrator determines the exercise price of an option or the purchase price of the restricted shares and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our ordinary shares. If we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The term of each award shall be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant.
     Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.
     Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2005 plan. Amendments to the 2005 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval is specifically required to increase the number of shares available for issuance under the 2005 plan or to extend the term of an option beyond 10 years. Unless terminated earlier, the 2005 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2005 plan.
C.	Board Practices
     In 2005, our directors held meetings or passed resolutions by unanimous written consent three times. Each director participated in all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules.
Committees of the Board of Directors
     Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope of the annual audits, the fees paid to our independent auditors, the results of our annual audits, compliance with our accounting and financial policies and management’s procedures, policies relatively to the adequacy of our internal accounting controls, and pre-approval of non-audit services to us rendered by our independent auditors. In 2005, our audit committee held three meetings.
     Our audit committee currently consists of Messrs. Peter Clarke, Robert Chen and Ying Han, all of whom meet the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act. Messrs. Each of they also meets the independence definition under Rule 4200 of the Nasdaq Rules. One member of our audit committee is a “financial expert” as defined under the Nasdaq Rules.
     Compensation Committee. Our compensation committee reviews and evaluates and, if necessary, revises the compensation policies adopted by the management. Our compensation committee also determines all forms of compensation to be provided to our three most senior executive officers. In addition, the compensation committee reviews all annual bonuses, long-term incentive compensation, share options, employee pension and welfare benefit plans. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated.
     Our compensation committee currently consists of Messrs. Peter Clarke, Hui (Tom) Zhang and Hung Hsin (Robert) Chen, all of whom meet the “independence” definition under

The Nasdaq Stock Market, Inc. Marketplace Rules. In 2005, our compensation committee held two meetings.
     Corporate Governance and Nominating Committee. Our corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee monitor compliance with the code of business conduct and ethics and applicable laws and practice of corporate governance.
     Our corporate governance and nominating committee currently consists of Messrs. Peter Clarke, Hui (Tom) Zhang and Hung Hsin (Robert) Chen, all of whom meet the “independence” definition under the Nasdaq Rules. In 2005, our corporate governance and nominating committee held two meetings.
Duties of Directors
     Under Cayman Islands laws, our directors have a statutory duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
Terms of Directors and Officers
     All directors hold office until their successors have been duly elected and qualified. A director may only be removed by our shareholders. Officers are elected by and serve at the discretion of the board of directors.
D.	Employees
     As of December 31, 2005, we had 1,956 employees, including 1,787 in research and development and supportive function, 54 in selling and marketing and 115 in management and administration. We consider our relations with our employees to be good.
E.	Share Ownership
     As of December 31, 2005, 658,183,409 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of June 23, 2006, by:
(1)	each of our directors and executive officers; and

(2)	each of our principal shareholders.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Directors and Executive Officers:
Defu Dong(3)	249,250,000	37.9%
Hung Hsin (Robert) Chen (4)	131,636	*
Peter Clarke(5)	131,636	*
Jy-Ber Gilbert Lee (6)	131,636	*
All directors and executive officers as a group(7)	249,644,908	37.9%
Principal Shareholders:
Hongmei Yue (8)	100,000,000	15.2%
Crossvine Assets Limited(9)	35,500,000	5.4%
Stone Column Assets Limited(10)	17,318,750	2.6%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 658,183,409, being the number of ordinary shares outstanding as of June 23, 2006, and the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after June 23, 2006.

(3)	Includes 165,750,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust, and 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust. Mr. Defu Dong is the sole director of each of Oasis Land Limited and Helio Glaze Limited, with the sole power to vote on behalf of Oasis Land Limited and Helio Glaze Limited on all matters of TechFaith requiring shareholder approval. The business address for Defu Dong is 3/F M8 West No. 1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 100016, People’s Republic of China.

(4)	Includes 131,636 ordinary shares that were issuable upon exercise of options exercisable within 60 days after June 23, 2006 held by Mr. Chen.

(5)	Includes 131,636 ordinary shares that were issuable upon exercise of options exercisable within 60 days after June 23, 2006 held by Mr. Clarke.

(6)	Includes 131,636 ordinary shares that were issuable upon exercise of options exercisable within 60 days after June 23, 2006 held by Mr. Lee.

(7)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Defu Dong, Hung Hsin (Robert) Chen, Peter Clarke and Jy-Ber Gilbert Lee.

(8)	Includes 83,250,000 ordinary shares held by Bright Garnet Limited, which is ultimately owned by Liu’s Offshore Trust, and 16,750,000 ordinary shares held by Geranium Joy Limited, which is ultimately owned by He’s Offshore Trust. Ms. Hongmei Yue is the sole director of each of Bright Garnet Limited and Geranium Joy Limited, with the sole power to vote on behalf of Bright Garnet Limited and Geranium Joy Limited on all matters of TechFaith requiring shareholder approval. The business address for Hongmei Yue is c/o Raymond Song, 3/F M8 West No. 1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 100016, People’s Republic of China.

(9)	Crossvine Assets Limited is ultimately owned by Dong’s 2 Family Trust. Mr. Lin Dong is the sole director of Crossvine Assets Limited with the sole power to vote on behalf of Crossvine Assets Limited on all matters of TechFaith requiring shareholder approval. The business address for Lin Dong is Room 1106, No. 103, Wang Jing, Li Zhe Xi Yuan, Chao Yang District, Beijing, People’s Republic of China.

(10)	Stone Column Assets Limited is ultimately owned by Tan’s Family Trust. Wensheng Tan is the sole director of Stone Column Assets Limited with the sole power to vote on behalf of Stone Column Assets Limited on all matters of TechFaith requiring shareholder approval. The business address for Stone Column Assets Limited is 5/F M7 East No. 1 Jiu Xian Qiao Dong Road, Chaoyang District, Beijing, People’s Republic of China.

Item 7. Major Shareholders and Related Party Transactions
A.	Major Shareholders
     Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”
B.	Related Party Transactions
Transactions with Certain Directors and Officer
     On October 20, 2003, TechFaith China, and our directors Mr. Defu Dong and Mr. Jun Liu and our officer Mr. Yibo Fang entered into a patent application transfer agreement pursuant to which Mr. Defu Dong, Mr. Jun Liu and Mr. Yibo Fang agreed to transfer to TechFaith China without payment a patent application dated July 17, 2003 related to a new mobile handset design named “Baby Handset.”
Issuance and Sale of Convertible Notes
     In April 2004, TechFaith BVI issued interest-free notes in the aggregate principal amount of US$14 million to HTF 7 Limited, QUALCOMM, SeaBright China Special Opportunities (I) Limited and Intel Capital Corporation, pursuant to a Note Subscription and Rights Agreement, or Subscription Agreement. The notes were convertible into our ordinary shares at any time with the initial conversion price of approximately US$0.21 per share, subject to adjustment pursuant to the terms of the Subscription Agreement. Upon completion of our initial public offering on May 11, 2005, the notes were automatically converted into our ordinary shares pursuant to the then effective conversion price.
     We have granted the original holders of the notes customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. Set forth below are more detailed description of the registration rights.
     Demand Registration Rights. At any time commencing six months after our company’s initial public offering, holders of a majority of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities, except other than pursuant to a registration statement on Form F-4 or S-8, so long as the aggregate amount of securities to be sold under the registration statement exceeds $5.0 million. However, we are not obligated to effect any such demand registration if we have within the six month period preceding the demand already effected a registration or if such holders had an opportunity to be included in a registration pursuant to their piggyback registration rights. We have the ability to delay or withdraw the filing of a registration statement for up to ninety days if our board of directors determines there is a valid business reason to delay such filing. We are not obligated to effect such demand registrations on more than two occasions.
     Form F-3 Registration Rights. Upon our company becoming eligible for use of Form F-3, holders of a majority of the registrable securities have the right to request we file a registration statement under Form F-3. Such requests for registrations are not counted as demand registrations.
     Piggyback Registration Rights. If, at any time after our company’s initial public offering, we propose to file a registration statement with respect to an offering for our own account, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement, other than pursuant to a registration statement on Form F-4 or S-8. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares on the same terms and conditions as the securities of our company.
     Expenses of Registration. We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective; except, shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities, and shall bear the fees and expenses of their own counsel.
     The registration rights and certain information rights of the note holders remain in effect after the completion of our initial public offering. However, all other rights set forth in the Subscription Agreement terminated automatically upon the completion of our initial public offering.
Transactions with QUALCOMM
     In December 2003, we entered into a memorandum of understanding with QUALCOMM to confirm mutual intentions and understandings regarding the establishment of a wholly-owned subsidiary of our company to engage solely in CDMA-related business. Pursuant to this memorandum of understanding, we established TechFaith Shanghai in March 2004 and entered into several license agreements with QUALCOMM for the development of CDMA 1X mobile phones. Under these license agreements, we have obtained a non-exclusive license to manufacture, use and sell CDMA cards and components using certain intellectual property of QUALCOMM. In addition, we have obtained QUALCOMM’s technical support for certain particular process technologies and design platforms.
     In March 2006, QUALCOMM and we entered into a joint venture by incorporating a Cayman Islands holding company named TechFaith Software (China) Holding Limited. QUALCOMM and we hold 30% and 70%, respectively, of this holding company’s shares. In June 2006, TechFaith Software (China) Holding Limited formed a company, TechSoft, in China to develop application software for wireless devices. Pursuant to an agreement entered into on March 22, 2006 in relation to this joint venture with QUALCOMM, TechSoft will receive a total of US$35 million in funding by QUALCOMM and us. The US$35 million will comprise US$20 million in cash and US$15 million in non-cash in-kind contributions. TechSoft will be based in Beijing and Hangzhou, China. We became QUALCOMM’s first independent handset design house partner in China, following an investment announced in April 2004. Initially focusing on 3G CDMA mobile handsets, TechSoft will operate as an independent entity.

Transactions with NEC
     On September 26, 2003, we entered into a joint venture agreement with NEC for the establishment of STEP Technologies, which was formed in November 2003. We contributed US$4.2 million and NEC contributed US$1.8 million as the registered capital of STEP Technologies, in return for a 70% and 30%, respectively, equity interest in STEP Technologies. Pursuant to the joint venture agreement, NEC’s consent is required for certain matters of STEP Technologies, including amendment of the articles of association, profit distribution or loss treatment, sale or transfer of intangible assets, and investment in any other entity.
     Since March 2003, we have entered into several business contracts with Wuhan NEC, a PRC subsidiary of NEC, pursuant to which we have provided mobile handset design services to Wuhan NEC. In 2003, 2004 and 2005, we derived net revenue of approximately US$4.1 million, US$14.9 million and US$40.6 million, respectively, from these business contracts. We entered into additional business contracts with NEC and its subsidiaries after completion of our initial public offering.
     In June 2004, we entered into a written agreement with Wuhan NEC, with respect to a mobile handset model we designed for and accepted by Wuhan NEC in December 2003. Under the agreement, we were required to pay Wuhan NEC US$1.5 million by October 29, 2004 to compensate its losses allegedly arising from the delay in the design schedule, certain software quality problems and changes of the initial design in the design process. At the time of execution of the agreement, it was the mutual understanding of both parties that Wuhan NEC would terminate the agreement and all of our obligations thereunder if the sales of the two new models of mobile handsets designed by us were satisfactory to Wuhan NEC. The sales of the two new models in September and October 2004 were satisfactory to Wuhan NEC and accordingly, Wuhan NEC orally agreed to terminate the agreement and all of our obligations thereunder in October 2004. We and Wuhan NEC entered into a new written agreement in December 2004 to affirm our previous oral agreements, clarify that the design quality issues were attributable to the components supplied by a third party and declare the June 2004 agreement to be void and ineffective from the date thereof.
Transactions with SEF
     Our Chairman and Chief Executive Officer, Mr. Defu Dong, co-founded Beijing Sino-Electronics Future Telecommunication R&D, Ltd., or SEF, a mobile handset design house, in February 2001. He was a director, shareholder and the Chief Executive Officer of SEF from its inception until July 2002. Mr. Wensheng Tan is, and was at all relevant times, a shareholder of both our company and SEF.
     On September 18, 2003, Lenovo, SEF and TechFaith China entered into an agreement pursuant to which SEF assigned to TechFaith China and TechFaith China assumed without payment all the rights and obligations under three product technology development cooperation agreements entered into between Lenovo and SEF. Under the assignment and novation agreement, SEF agreed to act as a guarantor of the obligations of TechFaith China and continue to observe certain restrictions.
     On October 20, 2003, TechFaith China and SEF entered into five transfer agreements pursuant to which SEF agreed to transfer to TechFaith China without consideration three patents and two patent applications that were principally developed by some employees of SEF who subsequently joined TechFaith China.
     On January 18, 2004, SEF, TechFaith China and Skyworks Solutions entered into an agreement pursuant to which SEF assigned to TechFaith China all the rights under an April 2002 development and license agreement between SEF and Skyworks Solutions in return for TechFaith China’s payment of US$0.3 million to SEF. The consideration was determined based on the remaining pro rata share of the total license fee previously paid by SEF to Skyworks Solutions for the five year license period.
     We entered into a lease agreement dated July 31, 2003 with SEF with respect to part of our premises in Beijing. Our lease with SEF expired in December 2005 when the ownership of the property was transferred to another company. During the term of our lease, we were required to pay SEF a quarterly rent of US$34,177.
     In 2003, 2004 and 2005, we reimbursed SEF an aggregate amount of US$0.55 million, US$nil and US$nil million, respectively, for certain staff remuneration that SEF paid on behalf of our company before we established our statutory employee welfare reserve system under PRC law.
Transactions with Beijing Qidi
     Transfer of Mobile Handset Design Contracts. We previously owned a 49% interest in Beijing Qidi, a company formed in September 2002 to provide wireless solutions to wireless manufacturers and brand owners in China. We sold our equity interest in Beijing Qidi to another shareholder of Beijing Qidi unrelated to us for US$1.2 million in September 2003.
     On December 5, 2003, Guangzhou Rowa Communication Company Limited, or Rowa, Beijing Qidi and TechFaith China entered into an agreement pursuant to which Beijing Qidi assigned and novated to TechFaith China, effective from January 1, 2004, all the rights and obligations under a mobile handset project cooperation agreement dated June 20, 2003 entered into between Rowa and Beijing Qidi, whereby Rowa engaged Beijing Qidi to design mobile handsets and agreed to pay Beijing Qidi design fees and royalties for its design services. TechFaith China did not make any payment to Beijing Qidi in connection with this assignment.
     On December 31, 2003, Guangzhou Southern High-Tech Co., Ltd., or Soutec, Beijing Qidi and TechFaith China entered into an agreement pursuant to which Beijing Qidi assigned and novated to TechFaith China, effective from January 1, 2004, all the rights and obligations under a product technology development cooperation agreement dated May 13, 2003 entered into between Soutec and Beijing Qidi, whereby Soutec engaged Beijing Qidi to design mobile handsets and agreed to pay Beijing Qidi design fees and royalties for its design services. TechFaith China did not make any payment to Beijing Qidi in connection with this assignment.
     On December 31, 2003, Guangzhou Jingpeng Digital Communication Company Limited, or Jingpeng, Beijing Qidi and TechFaith China entered into an agreement pursuant to which Beijing Qidi assigned and novated to TechFaith China, effective from January 1, 2004 all the rights and obligations under a mobile handset project cooperation agreement dated June 12, 2003 entered into between Jingpeng and Beijing Qidi, as supplemented, whereby Jingpeng engaged Beijing Qidi to design mobile handsets and agreed to pay Beijing Qidi design fees and royalties for its design services. TechFaith China did not make any payment to Beijing Qidi in connection with this assignment.
     Settlement with CECW. In September 2003, CECW, one of our competitors, sued Beijing Qidi, a former affiliate, and 18 individuals, including our director Baozhuang Huo, a former hardware design manager at CECW, in the Beijing First Intermediate People’s Court, claiming that Beijing Qidi and the individuals had engaged in unfair competition. In December 2003, CECW also initiated arbitration proceedings against four individuals, including Mr. Huo, claiming that these individuals had violated the non-competition restrictions set forth in their respective employment agreements with CECW. In January 2004, we settled these claims with CECW on behalf of Beijing Qidi, Mr. Huo and the other individuals involved. In connection with the settlement, Beijing Qidi assigned three mobile handset project cooperation agreements to us. CECW subsequently withdrew all of its claims, and the litigation and arbitration were dismissed. Mr. Huo and several other individuals involved in the litigation joined our company in January 2004. The settlement was recorded as cost for the acquisition of intangible assets in our financial statements in 2004 at its cost, which estimated the fair market value of the intangible assets acquired in exchange for the settlement of this claim.
Transactions with an Employee
     In 2005, we sold component products to a corporate customer, 30% of which is owned by one of our employees. Total net revenues for 2005 amounted to US$1.6 million and the related accounts receivable as of December 31, 2005 was US$1.6 million.
C.	Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information
A.	Consolidated Statements and Other Financial Information
     We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
     We are not currently involved in any litigation or other legal matters that would have a material adverse impact on our business or operations.
Dividend Policy
     We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business.
     Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to the approval of our shareholders. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B.	Significant Changes
     Since our inception, we had historically focused our resources primarily on providing mobile handset design services to meet our customers’ demand. In the first quarter of 2006, we began to realign our company along three business units: handset design, smart phone and wireless module, and wireless software and applications.
Item 9. The Offer and Listing
A.	Offer and Listing Details.
     Our ADSs, each representing 15 of our ordinary shares, have been listed on the Nasdaq National Market since May 5, 2005. Our ADSs are traded under the symbol “CNTF.”
     For 2005 (May 5, 2005 through December 31, 2005), the trading price of our ADSs on Nasdaq ranged from $7.80 to $19.50 per ADS.
     The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the first quarter in 2006 and last two quarters in 2005 , and (2) each of the past six months.

	Sales Price
	High	Low
Quarterly High and Low
Third Quarter 2005	19.50	8.75
Fourth Quarter 2005	18.80	7.80
First Quarter 2006	18.00	10.28

Monthly Highs and Lows
January 2006	16.20	13.04
February 2006	18.00	12.25
March 2006	14.52	10.28
April 2006	15.30	13.50
May 2006	15.50	12.88
June 2006 (through June 23, 2006)	15.06	13.00
B.	Plan of Distribution
     Not applicable.
C.	Markets
     Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq National Market since May 5, 2005 under the symbol “CNTF.”

D.	Selling Shareholders
     Not applicable.
E.	Dilution
     Not applicable.
F.	Expenses of the Issue
     Not applicable.
Item 10. Additional Information
A.	Share Capital
     Not applicable.
B.	Memorandum and Articles of Association
     We incorporate by reference into this Annual Report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-123921) filed with the Commission on April 20, 2005. Our shareholders had in 2005 approved an amended and restated memorandum and articles of association of our company, which became effective immediately upon the trading of our ADSs on the Nasdaq National Market.
C.	Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D.	Exchange Controls
     PRC government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2.5% appreciation of the RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
     Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.
     Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.
     Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.
E.	Taxation
     The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.
Cayman Islands Taxation
     According to our Cayman Islands counsel, Conyers Dill & Pearman, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation
     The following discussion describes the material United States federal income tax consequences under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
▪	banks;

▪	financial institutions;

▪	insurance companies;

▪	broker dealers;

▪	traders that elect to mark to market;

▪	tax-exempt entities;

▪	persons liable for alternative minimum tax;

▪	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

▪	holders that actually or constructively own 10% or more of our voting stock;

▪	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

▪	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.
     Investors are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.
     The discussion below of the United States federal income tax consequences to “U.S. Holders” applies to you if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes.
▪	a citizen or individual resident of the United States;

▪	a corporation or partnership organized under the laws of the United States, any State or the District of Columbia;

▪	an estate whose income is subject to United States federal income taxation regardless of its source;

▪	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
     If you are a beneficial owner or ADSs or ordinary shares and you are not a U.S. Holder, you will be considered a “Non-U.S. Holder.” Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.
     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.
     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
U.S. Holders
     Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.
     Dividends paid in RMB will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. If you do not receive U.S. dollars on the date the dividend is distributed, you will be required to include either gain or loss in income when you later exchange the RMB for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that you include in income upon receipt of the dividend and the amount that you receive when you actually exchange the RMB for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources.
     With respect to non-corporate U.S. Holders (including individuals) for taxable years before January 1, 2011 such dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on Nasdaq will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
     Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
     Taxation of Disposition of ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If the consideration you receive for the ADS or ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The gain or loss generally will be capital gain or loss. If you are an individual who has held the ADS or ordinary share for more than one year, you will generally be eligible for a maximum of 15% of any capital gain recognized before January 1, 2011. The deductibility of capital losses is subject to limitation. Any such gain or loss that you recognize will generally be treated as United States source income or loss (in the case of losses, subject to certain limitations).
     Passive Foreign Investment Company
     Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that we were not a passive foreign investment company for United States federal income tax purposes for our taxable year ended December 31, 2005. However, our PFIC status for our current taxable year ending December 31, 2006 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for our current taxable year (or any future taxable year). A non-U.S. corporation is considered a passive foreign investment company for any taxable year if either
▪	at least 75% of its gross income is passive income (the “income test”), or

▪	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
     We are treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.
     We must make a separate determination each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares which may fluctuate considerably. Accordingly, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a passive foreign investment company in future taxable years. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you own ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.
     If we are a passive foreign investment company for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules
▪	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

▪	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

▪	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
     If we are a passive foreign investment company, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a passive foreign investment company. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.
     Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the tax treatment discussed three paragraphs above. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such mark-to-market election, the tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us (except that the lower applicable capital gains rate would not apply).
     The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. The ADSs are currently listed on Nasdaq, which is a qualified exchange for these purposes. If the ADSs remain listed on Nasdaq and are “regularly traded,” the mark-to-market election would be available to you if you hold ADSs, were we to become a passive foreign investment company.

     If you hold ADSs or ordinary shares in any year in which we are a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
     You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Non-U.S. Holders
     If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on dividends paid by us unless the income is effectively connected with your conduct of a trade or business in the United States.
     You generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of the ADSs or ordinary shares unless such gain is effectively connected with your conduct of a trade or business within the United States or you are an individual who is present in the United States for 183 days or more and certain other conditions exist.
     Dividends and gains that are effectively connected with your conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if you were a U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.
Information Reporting and Backup Withholding
     In general, information reporting for U.S. federal income tax purposes will apply to distributions made on the ADSs or ordinary shares paid within the United States to a non-corporate U.S. Holder and on sales of the ADSs or ordinary shares to or through a United States office of a broker by a non-corporate U.S. Holder. Payments made outside the United States will be subject to information reporting in limited circumstances.
     In addition, backup withholding of U.S. federal income tax will apply to distributions made on ADSs or ordinary shares within the United States to a non-corporate U.S. Holder and on sales of ADSs or ordinary shares to or through a United States office of a broker by a non-corporate U.S. Holder who:
▪	fails to provide an accurate taxpayer identification number,

▪	is notified by the Internal Revenue Service that backup withholding will be required, or

▪	fails to comply with applicable certification requirements.
     The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are timely filed.

     A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on Internal Revenue Service Form W-8BEN.
F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display
     We have previously filed with the Commission our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares.
     We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
     Our financial statements have been prepared in accordance with U.S. GAAP.
     We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
I.	Subsidiary Information
     For a listing of our subsidiaries, see Item 4.C. of this annual report on Form 20-F, “Information on the Company — Organizational Structure.”

Item 11. Quantitative and Qualitative Disclosures About Market Risk
     Please refer to Item 5.G. of this annual report on Form 20-F, “Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosures About Market Risk.”
Item 12. Description of Securities Other than Equity Securities
     Not Applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not Applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not Applicable.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     Our management, with the participation of our principal executive officer and principal financial and accounting officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our management has not identified any material weakness in internal controls over financial reporting, and concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations.
Changes in Internal Controls
     No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.
Item 16.A. Audit Committee Financial Expert
     See Item 6.C. of this annual report on Form 20-F, “Directors, Senior Management and Employees — Board Practices.”
Item 16.B. Code of Ethics
     Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, financial controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1, and posted the code on our www.techfaithwireless.com website. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
Item 16.C. Principal Accountant Fees and Services
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated. We did not pay any tax related or other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2004	2005
Audit fees(1)	22	395
Audit-related fees(2)	1,201	118
Tax fees(3)	36	8
All other fees(4)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the year ended December 31, 2005.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in 2005 for consultation services rendered by our principal auditors in connection with Section 404 of the Sarbanes-Oxley Act of 2002.
Item 16.D. Exemptions from the Listing Standards for Audit Committees
     We are in compliance with The Nasdaq Stock Market, Inc. Marketplace Rules with respect to the audit committee.
Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     Not applicable.
PART III
Item 17. Financial Statements
     We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
     The consolidated financial statements for China Techfaith Wireless Communication Technology Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.3	Note Subscription and Rights Agreement, dated as of April 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.4	Transfer and Assumption Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.5	Share Swap Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.1	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

Exhibit Number	Document
4.4	Memorandum of Understanding dated December 24, 2003 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.5	CDMA Modem Card License Agreement dated March 9, 2004 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.6	Joint Venture Agreement dated September 26, 2003 between the Registrant and NEC (incorporated by reference to Exhibit 99.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.7	Lease Agreement dated July 31, 2003 between the Registrant and Beijing Sino-Electronics Future Telecommunication R&D, Ltd. (incorporated by reference to Exhibit 99.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.8	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.5 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.9	Agreement dated June 29, 2004 between the Registrant and a PRC subsidiary of NEC (translation) (incorporated by reference to Exhibit 99.6 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.10	Agreement dated December 20, 2004 between the Registrant and a PRC subsidiary of NEC (translation) (incorporated by reference to Exhibit 99.7 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.11*	Series A Preferred Share Purchase and Sale Agreement dated March 22, 2006 among the Registrant, QUALCOMM and Techfaith Software (China) Holding Limited.

4.12*	Contract for Purchase of Building dated March 23, 2006 between Beijing Electronics City Co., Ltd. and Techfaith Wireless Communication Technology (Beijing) Limited (English translation of the Chinese language document).

4.13*	Contract for Purchase of Building dated March 23, 2006 between Beijing Electronics City Co., Ltd. and Techfaith Intelligent Handset Technology (Beijing) Limited (English translation of the Chinese language document).

8.1*	Subsidiaries of the Registrant.

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Document
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman.

15.2*	Consent of Guantao Law Firm.

*	Filed with this annual report on Form 20-F.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY

By:	/s/ Defu Dong

Name:	Defu Dong
Title:	Chief Executive Officer
Date: June 29, 2006

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements For the years ended December 31, 2004 and 2005

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of China Techfaith Wireless Communication Technology Limited:
We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited and its subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Techfaith Wireless Communication Technology Limited and its subsidiaries as of December 31, 2004 and 2005 and the results of their operations and their cash flows for the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
April 21, 2006

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year Ended December 31,
	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	$35,086	$137,207
Accounts receivable, net of allowances of nil and $678 in 2004 and 2005	7,760	34,060
Notes receivable	2,296	1,070
Marketable securities	346	—
Deposit	3,740	—
Inventories	5,030	4,974
Prepaid expenses and other current assets	2,254	926

Total current assets	$56,512	$178,237

Deposits for acquisition of plant, machinery and equipment, and acquired intangible assets	529	597
Plant, machinery and equipment, net	9,556	14,483
Acquired intangible assets, net	945	846

TOTAL ASSETS	$67,542	$194,163

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$2,834	$3,294
Accrued expenses and other current liabilities	4,617	9,714
Advance from customers	16,418	2,273
Income tax payable	—	54

Total current liabilities	$23,869	$15,335

Convertible notes	$11,887	$—

Derivative liability	$1,956	$—

Minority interests	$1,740	$2,975

Commitments (Note 17)

Shareholders’ equity:
Ordinary shares of par value $0.00002: 50,000,000,000,000 shares authorized; shares issued and outstanding, 500,000,000 in 2004 and 658,183,409 in 2005	$10	$13
Additional paid-in capital	4,832	109,798
Accumulated other comprehensive income	47	1,456
Retained earnings	23,201	64,586

Total shareholders’ equity	28,090	175,853

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$67,542	$194,163

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year Ended December 31,
	2003	2004	2005
Revenues:
Design fees	$7,947	$29,495	$63,020
Royalty income	1,259	6,961	15,651
Component products	471	10,104	11,439

Total net revenues	$9,677	$46,560	$90,110

Cost of revenues
Design fees	2,260	10,951	26,258
Royalty income	—	725	—
Component products	371	8,208	8,803

Total cost of revenues	2,631	19,884	35,061

Gross profit	7,046	26,676	55,049

Operating expenses:
General and administrative	(968)	(4,771)	(9,574)
Research and development	(700)	(2,506)	(3,447)
Selling and marketing	(39)	(694)	(1,269)
Impairment of acquired intangible assets	(423)	—	—

Total operating expenses	(2,130)	(7,971)	(14,290)

Income from operations	4,916	18,705	40,759
Interest expense	(12)	(1,756)	(583)
Interest income	10	108	3,843
Other income	—	302	192
Change in fair value of call option	—	862	(1,303)

Income before income taxes	4,914	18,221	42,908
Income taxes	—	—	(54)

Income before minority interests	4,914	18,221	42,854
Minority interests	49	23	(1,469)
Equity in loss of an affiliate	(225)	—	—
Gain on disposal of an affiliate	218	—	—

Net income	$4,956	$18,244	$41,385

Net income per share:
Basic	$0.02	$0.04	$0.07

Diluted	$0.02	$0.03	$0.07

Shares used in computation:
Basic	242,465,753	500,000,000	604,011,009

Diluted	243,074,581	551,823,942	626,626,671

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

					Accumulated		Total
				Additional	Other		Share	Com-
	Ordinary Shares		Registered	Paid-in	Comprehensive	Retained	holders’	prehensive
	Number	Amount	Capital	Capital	Income	Earnings	Equity	Income
Balance at January 1, 2003	—	—	2,416	—	—	1	2,417	$1

Issue of ordinary shares on September 1, 2003	500,000,000	10	—	—	—	—	10	$—
Cash injection as registered capital of Techfaith Beijing upon its date of inception on September 5, 2003	—	—	2,416	—	—	—	2,416	—
Transfer of registered capital of Techfaith China and Techfaith Beijing to Techfaith BVI	—	—	(4,832)	4,832	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	25	—	25	25
Net income	—	—	—	—	—	4,956	4,956	4,956

Balance at December 31, 2003	500,000,000	10	—	4,832	25	4,957	9,824	$4,981

Foreign currency translation adjustments	—	—	—	—	(10)	—	(10)	$(10)
Unrealized gain on available-for-sale marketable securities	—	—	—	—	32	—	32	32
Net income	—	—	—	—	—	18,244	18,244	18,244

Balance at December 31, 2004	500,000,000	10	—	4,832	47	23,201	28,090	$18,266

Foreign currency translation adjustments	—	—	—	—	1,441	—	1,441	$1,441
Issuance of shares upon the initial public offering, net of offering expenses	158,183,409	2	—	89,491	—	—	89,493	—
Conversion of convertible notes	—	1	—	15,313	—	—	15,314	—
Unrealized gain on available-for-sale marketable securities	—	—	—	—	74	—	74	—
Realized gain on available-for-sale marketable securities	—	—	—	—	(106)	—	(106)	—
Share-based compensation	—	—	—	162	—	—	162	—
Net income	—	—	—	—	—	41,385	41,385	41,385

Balance at December 31, 2005	658,183,409	$13	$—	$109,798	$1,456	$64,586	$175,853	$42,826

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year Ended December 31,
	2003	2004	2005
Operating activities:
Net income	$4,956	$18,244	$41,385
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of plant, machinery and equipment	574	2,355	4,415
Amortization of acquired intangible assets	60	996	372
Amortization of discount on issuance of convertible notes	—	705	168
Impairment of acquired intangible assets	423	—	—
Realised gain on investment in marketable securities	—	(67)	(106)
Gain on disposal of an affiliate	(218)	—	—
Loss on disposal of plant, machinery and equipment	—	215	6
Minority interests	(49)	(23)	1,469
Equity in loss of an affiliate	225	—	—
Change in fair value of call option	—	(862)	1,303
Share-based compensation	—	—	162
Changes in operating assets and liabilities:
Accounts receivable, net	(5,230)	(2,530)	(26,300)
Notes receivables	—	(2,296)	1,226
Inventories	(732)	(4,298)	56
Prepaid expenses and other current assets	846	(1,868)	1,328
Accounts payable	730	2,104	460
Accrued expenses and other current liabilities	1,179	2,668	5,097
Advance from customers	5,952	10,466	(14,145)
Income tax payable	—	—	54

Net cash provided by operating activities	8,716	25,809	16,950

Investing activities:
Deposit paid	(3,987)	(3,740)	—
Deposits paid for acquisition of plant, machinery and equipment, and acquired intangible assets	(1,061)	(529)	(597)
Purchase of plant, machinery and equipment	(4,531)	(5,643)	(8,832)
Proceeds from sale of plant, machinery and equipment	—	1	13
Purchase of marketable securities	—	(4,289)	(15,005)
Purchase of acquired intangible assets	—	(1,941)	(273)
Proceeds from sale of investment in an affiliate	1,184	—	—
Proceeds from sale of marketable securities	—	8,029	19,165

Net cash used in investing activities	(8,395)	(8,112)	(5,529)

Financing activities:
Proceeds from convertible notes	4,000	10,000	—
Proceeds on issue of ordinary shares of Techfaith BVI	10	—	—
Capital contribution to Techfaith China, Techfaith Beijing and STEP Technologies	4,228	—	—
Proceeds from short-term loan	300	—	—
Repayment of short-term loan	—	(300)	—
Advance from third parties	635	—	—
Repayment to third parties	(1,831)	—	—
Proceeds from issuance of shares upon initial public offering, net of issuance cost of $10,104	—	—	89,493
Dividend paid to minority shareholder	—	—	(234)

Net cash provided by financing activities	7,342	9,700	89,259

Effect of exchange rate changes	25	(10)	1,441

Net increase in cash and cash equivalents	7,688	27,387	102,121
Cash and cash equivalents at the beginning of the year	11	7,699	35,086

Cash and cash equivalents at the end of the year	$7,699	$35,086	137,207

Supplemental cash flow information:
Cash paid during the year for:
Interest	$1	$12	$—

Income taxes	$—	$—	$—

Non-cash financing activities:

Conversion of convertible notes into ordinary shares upon the Group’s initial public offering	$—	$—	$15,314

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	Organization and Principal Activities

China Techfaith Wireless Communication Technology Limited (“the Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries include the following as of December 31, 2005:

	Date of	Place of	Percentage
Subsidiary	Incorporation	Incorporation	Ownership
Techfaith Wireless Communication Technology (Beijing) Limited (“Techfaith China”)	July 26, 2002	People’s Republic of China (the “PRC”)	100%

Techfaith Wireless Communication Technology Limited (“Techfaith BVI”)	July 8, 2003	British Virgin Islands (the “BVI”)	100%

Great Earnest Technology Limited (“Great Earnest”)	August 8, 2003	BVI	100%

Techfaith Wireless Communication Technology (Beijing) Limited II (“Techfaith Beijing”)	September 5, 2003	PRC	100%

Leo Technology Limited (“Leo Technology”)	October 15, 2003	BVI	100%

STEP Technologies (Beijing) Co., Ltd. (“STEP Technologies”)	November 20, 2003	PRC	70%

Techfaith Intelligent Handset Technology (HK) Limited (“Techfaith HK”) (formerly known as First Achieve Technology Ltd.)	December 29, 2003	Hong Kong	100%

Finest Technology Limited (“Finest Technology”)	January 8, 2004	BVI	100%

Techfaith Wireless Communication (Shanghai) Limited (“Techfaith Shanghai”)	March 22, 2004	PRC	100%

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	Organization and Principal Activities — continued

	Date of	Place of	Percentage
Subsidiary	Incorporation	Incorporation	Ownership
Infoexcel Technology Limited (“Infoexcel Technology”)	April 18, 2005	BVI	100%

Techfaith Wireless Corporation (“Techfaith U.S.”)	August 22, 2005	United States of America (“U.S.”)	100%

Boost Time Limited (“Boost Time”)	August 25, 2005	BVI	100%

Shenzhen Techfaith Intelligent Handset Technology Limited (“Techfaith Shenzhen”)	August 25, 2005	PRC	100%

Techfaith Intelligent Handset Technology (Beijing) Limited (“Techfaith Intelligent Handset Beijing”)	September 9, 2005	PRC	100%
These companies have been entities under common control which has established the basis to consolidate them from their inception. Accordingly, the accompanying financial statements include the financial statements of the Company, its wholly owned subsidiaries, which consist of Techfaith China, Techfaith BVI, Great Earnest, Techfaith Beijing, Leo Technology, Techfaith HK, Finest Technology, Techfaith Shanghai, Infoexcel Technology, Techfaith Intelligent Handset Beijing, Boost-Time, Techfaith U.S., Techfaith Shenzhen, its joint venture interest in STEP Technologies. The Company and all of its subsidiaries, including STEP Technologies, are collectively referred to as the “Group”.

The Group is principally engaged in the provision of customized handset design solutions, which span the entire handset development cycle, from market and industry research, through detailed design and prototype testing, to pilot production and production support. The Group designs handsets for use on Global System for Mobile Communications (GSM)/General Packet Radio Services (GPRS), Code Division Multiple Access (CDMA) and Wideband CDMA (WCDMA) networks based on major baseband technology platforms, including those developed by QUALCOMM, Inc., Philips AG and Texas Instruments, Inc.

In March 2003, the Group commenced its planned principal operations.

On November 9, 2004, all issued shares of Techfaith BVI were converted into ordinary shares of the Company, who then became the holding company of the Group.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

(c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(d)	Notes receivable

Notes receivable represent bank and commercial acceptance drafts that are non-interest bearing and due within one year.

(e)	Marketable Securities

Marketable securities primarily consist of debt securities and are classified as available for sale marketable securities. Investments with maturities beyond one year may be classified as short-term based on their liquid nature and because such securities available for current operations. Marketable securities are carried at fair market value with unrealized gains (losses) reported as a component of accumulated other comprehensive income in shareholders’ equity. The specific identification method is used to determine the cost of securities. Realized gains and losses are reflected in other income in the Statement of Operation.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the group’s financial statements include revenue recognition, allowance for doubtful accounts, useful lives and impairment for plant, machinery and equipment and intangible assets, and valuation allowance for deferred tax assets.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	Summary of Significant Accounting Policies — continued
(g)	Certain Significant Risks and Uncertainties

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: changes in the overall demand for customized handset design solutions; competition from other competitors; advances and trends in new technologies and industry standards; changes in certain strategic relationship or customer relationships; regulatory or other factors; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; pressures in the form of new products or price reductions on current products; and changes in third party manufacturers.

(h)	Plant, Machinery and Equipment, Net

Plant, machinery and equipment, net are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the lease terms or 4 years
Motor vehicles	4 years
Plant and machinery	4 years
Furniture, fixtures and equipment	4 years
Software	3 years
(i)	Acquired Intangible Assets, Net

Acquired intangible assets, net have definite lives and are capitalized and amortized on a straight-line basis over their expected useful economic lives as summarized in Note 9.

(j)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method.

(k)	Impairment of Long-Lived Assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

(l)	Research and Development Costs

Research and development costs are expensed as incurred.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	Summary of Significant Accounting Policies — continued
(m)	Revenue Recognition

The Group’s revenues are primarily derived from design and development of handset solutions, and to a lesser extent, sales of component products which include the sale of printed circuit board (“PCB”), wireless modules and other electronic components. The Group earns its revenue mainly through design fee, royalties, and sales of component products. The Group recognizes revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred.

Design fee is generated from design and development of handset solutions for customers. The handset design process normally includes industry, hardware, software, mechanical engineering design, testing and quality assurance, pilot production, production support and other incidental support requested by customers. Because the software element of the handset has been deemed more than incidental for the handset design process taken as a whole, the Company recognizes revenues in accordance with Statement of Position (“SOP”) 97-2. The handset design process requires significant production, development and customization of software, accordingly, as prescribed by SOP97-2 revenue is recognized using the percentage of completion method in accordance with SOP81-1, “Accounting for Performance of Construction Type and Certain Performance Type Contracts”. In general, three milestones are identified in the Group’s design contracts with customers. When the mobile handset design receives the approval verifying its conformity with applicable industry standards, in the case of GSM-based handsets, the full type approval, or FTA, for its conformity with GSM standards, the Group achieves the first milestone with respect to the design. When the mobile handset design receives regulatory approval for its use in the intended country, in the case of China, a China type approval, or CTA, the Group achieves the second milestone. When the customer accepts the mobile handset design and is ready to begin mass production of mobile handsets based on the Group’s design, the Group achieves the last milestone, which the Group refers to as shipping acceptance, or SA. The Group recognizes revenue only upon achievement of each milestone (i.e. FTA, CTA and SA), which is consistent with the use of an output measure. The percentage of completion designated for each milestone, however, is the percentage that would be obtained by using an imput measure (i.e. labor hours and other relevant costs incurred). The Group believes that designating the percentage of completion for each milestone based on labor hours and other relevant costs incurred, as opposed to by reference to the amounts that become billable at the milestone, is more reflective of the progress completed through the date of the milestone. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the milestone has been achieved and/or accepted by the customer.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	Summary of Significant Accounting Policies — continued
(m)	Revenue Recognition — continued

Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. When current cost estimates indicate a loss is expected to be incurred, the entire loss is recorded in the period in which it is identified.

Amounts billed in excess of revenue recognized are recorded as advance from customers.

In addition, design fee is also generated from the sale of customerized handset software and/or hardware design in other design contracts with customers. Revenue is recognized when the Company delivers its design to customer and the customer signs the acceptance report.

Royalty income is derived from a variable prescribed rate for each unit of handset manufactured by the customer as the Group retains the design of schematic and layout of the PCB of the handset.

Revenue from sales of component products, including PCBs, wireless modules and other electronics components is recognized upon delivery of the component products. The customer orders the component products it requires to manufacture mobile handsets from the Group. The Group then outsources the production of the component products to outside manufactures. The Group records the gross amounts billed to its customers as the Group is the primary obligor in these transactions as the Group has latitude in establishing prices, the Group is involved in the determination of the service specifications, the Group bears the credit risk, the Group bears the inventory risk and the Group has the right to select the suppliers.

The Group presents sales net of business tax incurred, which amounts to $523, Nil and $185 for the year ended December 31, 2003, 2004 and 2005, respectively.

(n)	Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	Summary of Significant Accounting Policies — continued
(o)	Comprehensive Income

Comprehensive income included unrealized gains and losses on investments and foreign currency translation adjustments and is reported in the consolidated statement of shareholders’ equity.

(p)	Foreign Currency Translation

The functional currency of the Company’s subsidiaries established in the PRC is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the statement of operations.

The Company has determined that the U.S. dollar is its functional and reporting currency. Accordingly, assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive income included in the shareholders’ equity.

(q)	Share-based compensation

The Company grants stock options to its employees and directors of the Group. The Group has elected to account for its stock option plan using the fair value method in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation”. Under the fair value method, compensation expense is measured at the grant date based on the value of the award and is recognised over the applicable service period, which is usually the vesting period.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	Summary of Significant Accounting Policies — continued
(r)	Concentration of Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers; however, upfront deposit based on a portion of the design fee under the contract will generally be required to be received when the design contract is entered into. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(s)	Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, account receivables, note receivable, accounts payable, accrued liabilities and advance from customers approximate their fair values due to the short-term maturity of these instruments.

(t)	Advertising Costs

The Group expenses advertising costs as incurred and such expenses were minimal for the periods presented. Advertising costs have been included as part of selling and marketing expenses.

(u)	Government subsidies

Government subsidies are recognized when received and all the conditions for their receipt have been met. Government subsidies are recognized as other income in the consolidated statements of income and comprehensive income in the period in which the related expenditure are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

(v)	Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net loss per share in periods when their effect would be anti-dilutive.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	Summary of Significant Accounting Policies — continued
(w)	Segment Reporting

The Group operates and manages its business as a single segment. The Group primarily generates its revenues from customers in the PRC, and accordingly, no geographical information is presented.

(x)	Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS No. 123R”). “Share-Based Payment”, which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. The new standard, as recently amended, will be effective for the Group in the annual reporting period beginning after January 1, 2006. The Group has applied the provision of SFAS No. 123R and it did not have a significant effect on the Group’s financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143”. FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. The Group is evaluating the effect of the adoption of FIN 47. It is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group does not anticipate that the adoption of this statement will have a material effect on the Group’s financial position or results of operations.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	Summary of Significant Accounting Policies — continued
(x)	Recently Issued Accounting Pronouncements - continued

In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Group does not expect this provision to have a material impact on the Group’s financial position, results of operations or cash flows.

In November 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The adoption of this standard did not have a material effect on the Group’s financial position or results of operations.

In December 2005, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
3.	Accounts Receivable

Accounts receivable consists of the following:

	December 31,
	2004	2005
Billed receivables	$6,183	$17,991
Unbilled receivables	1,577	16,069

	$7,760	$34,060

Unbilled receivables represent amounts earned under design service contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the achievement of certain milestones or completion of the project. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of balance sheet date.

4.	Marketable securities

Marketable securities, carried in the accompanying balance sheets at estimated market value consist of the following:

December 31, 2004
		Gross	Estimated
		unrealized	Market
	Cost	gains	value
Corporate bond due after one year through five years	$314	$32	$346

No marketable securities were held by the Group as of December 31, 2005.

5.	Deposit

As of December 31, 2004, the Group placed deposit amounting to $3,740 with a securities house pending investment opportunities in the PRC capital market. The deposit was unsecured and bore interest at prevailing commercial rates. During 2005, the entire deposit was utilized in the acquisition of marketable debt securities.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
6.	Inventories

Inventories consist of the following:

	December 31,
	2004	2005
Work in progress	$3,445	$2,865
Component products	1,585	2,109

	$5,030	$4,974

7.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2004	2005
Prepaid expenses	$1,552	$413
Staff advances	176	180
Business and value added taxes recoverable	77	3
Other	449	330

	$2,254	$926

8.	Plant, Machinery and Equipment, Net

Plant, machinery and equipment, net consist of the following:

	December 31,
	2004	2005
Leasehold improvements	$1,817	$4,431
Motor vehicles	88	215
Plant and machinery	5,697	9,349
Furniture, fixtures and equipment	2,418	4,757
Software	2,313	2,904

Total	12,333	21,656
Less: Accumulated depreciation and amortization	(2,777)	(7,173)

Plant, machinery and equipment, net	$9,556	$14,483

The Group also paid deposits for acquisitions of plant, machinery and equipment, amounted to $529 and $597 as of December 31, 2004 and 2005, respectively.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
9.	Acquired Intangible Assets, Net
Acquired intangible assets, net consist of the following:

	December 31,
	2004	2005
Cost:
Technology	$60	$60
Licenses	1,216	1,489
Royalty rights	725	725

	2,001	2,274

Accumulated amortization:
Technology	(60)	(60)
Licenses	(271)	(643)
Royalty rights	(725)	(725)

	(1,056)	(1,428)

Acquired intangible assets, net	$945	$846

In 2003, the Group acquired a technology for monochrome screen interface of cellular phone from a third party for $483. Due to technological advancement and market changes, the Group ceased the design and development of monochrome screen cellular phone in the same year and recognized a non-cash impairment charge of this acquired technology. The Group evaluated the recoverability of the acquired intangible asset and fully wrote off its then carrying value of $423 as the asset was no longer expected to recover its net book value through future cash flows.

In 2004, the Group acquired royalty rights for cellular phone project co-operation agreements from Beijing Qidi Century Communication Technology Limited (“Qidi Century”), a then former equity affiliate, through a litigation settlement on behalf of Qidi Century and certain management members of the Group. The royalty rights were recorded at their estimated fair market value of $725 and were amortized over their estimated economic life of 1 year.

In 2004 and 2005, the Group also acquired licenses for technology platform from third parties for $1,216 and $273, respectively, which are amortized over the shorter of the useful economic life of the relevant technology platform or license period, which is usually 2 to 5 years.

The Group has recorded amortization expense of $60, $996 and $372 for the years ended December 31, 2003, 2004 and 2005, respectively. The Group will record $378, $245, $164 and $59 for 2006, 2007, 2008 and 2009, respectively.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
10.	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following:

	December 31,
	2004	2005
Accrued interest	$997	$—
Accrued professional fees	927	996
Payable for acquisition of plant, machinery and equipment	765	595
Accrued wages	611	3,404
Warranty provision	508	1,643
Business and value added tax payable	255	465
Payable for certification fees	188	78
Government subsidies	97	1,442
Rental payable	43	95
Other	226	996

	$4,617	$9,714

11.	Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands.

Under the current BVI law, income from Techfaith BVI, Great Earnest, Leo Technology, Finest Technology, Infoexcel Technology, and Boost Time is not subject to taxation.

Hong Kong Profits Tax is calculated at 17.5% of the estimated profit of Techfaith HK for the year ended December 31, 2005. No provision for Hong Kong Profits Tax was made for the year ended December 31, 2004 as Techfaith HK had no assessable profit for that year.

No provision for United States Federal and state income taxes was made for the year ended December 31, 2005 as Techfaith U.S. had no assessable profit for the year.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
11.	Income Taxes — continued

The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (“Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, preferential tax treatment as “new and high technology” companies has been agreed for Techfaith China, Techfaith Beijing and STEP Technologies with the relevant tax authorities and effective in 2003, 2003 and 2004, respectively. All new and high technology companies are entitled to a preferential tax rate of 15% and are entitled to a three-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Laws of the PRC. Techfaith Shanghai is qualified as “productive enterprise” and has been agreed with the relevant tax authorities for a two-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years effective 2005. For the newly established company, Techfaith Shenzhen, is also qualified as “productive enterprise” and has been agreed by the relevant tax authorities to entitle to a two-year exemption from income tax, followed by a 50% reduction in tax rate for succeeding three years effective upon the first assessable profit year. As of December 31, 2005, Techfaith Intelligent Handset Beijing is in the process of making an application to the relevant tax authorities for the “new and high technology” status.

The current and deferred components of the income tax expense appearing in the consolidated statements of operation are as follows:

	Year Ended December 31,
	2003	2004	2005
Current tax	$—	$—	$54
Deferred tax	—	—	—

	$—	$—	$54

The principal components of the Group’s deferred tax assets and liabilities are as follows:

	December 31,
	2004	2005
Deferred tax assets:
Depreciation and amortization	$44	$273
Expenditure deductible for tax purpose in future years
— warranty provision	16	104

Deferred tax liability:
Revenue taxable for tax purpose in future years	—	(134)
Valuation allowance	(60)	(243)

	$—	$—

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
11.	Income Taxes — continued

As the management does not believe that it is more likely than not that all of the deferred tax asset will be realized a full valuation allowance has been established as of December 31, 2004 and 2005.

A reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 15% to income before income taxes and actual provision for income taxes is as follows:

	Year Ended December 31,
	2003	2004	2005
Tax provision at PRC enterprise income tax rate of 15%	$737	$2,733	$6,436
Tax exemption granted to a PRC subsidiary	(852)	(3,170)	(5,736)
Effect of the different income tax rate in other jurisdiction	—	334	(473)
Tax effect of tax losses not recognized	115	163	10
Changes in valuation allowances	—	(60)	(183)

	$—	$—	$54

Tax that would have been payable without the tax exemptions amounts to approximately $852, $3,170 and $5,736 for the year ended December 31, 2003, 2004 and 2005, respectively, representing a decrease in the basic and diluted earnings per share of $0.004, $0.006 and $0.010, $0.004, $0.006 and $0.009 for the year ended December 31, 2003, 2004 and 2005, respectively.

12.	Convertible Notes

On December 19, 2003, Techfaith BVI issued eight convertible notes in an aggregate principal amount of $4,000 to a strategic investor (the “1st Notes”). The 1st Notes were interest-free; however, should any dividend be declared and distributed by Techfaith BVI, a special interest payment calculated based on an “as converted” basis as if the notes had been converted into ordinary shares of Techfaith BVI, was payable to the noteholder. The conversion price for the notes was subject to certain adjustments and was $0.234 per ordinary share of Techfaith BVI initially. The holder of the 1st Notes could convert the notes into such shares at any time during the period from the date of issuance to December 19, 2005 or the date of listing of the shares of the Company on The Stock Exchange of Hong Kong Limited, whichever was earlier.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
12.	Convertible Notes — continued

On April 16, 2004, the 1st Notes were, at the election of the noteholder, cancelled and replaced with new notes with the same principal amount, which was issued by Techfaith BVI concurrently with the issuance of additional convertible notes in an aggregate principal amount of $10,000 to three other strategic investors (hereinafter collectively referred to as “2nd Notes”) pursuant to a note subscription and rights agreement dated April 9, 2004 (the “Agreement”) with the same interest terms as the 1st Notes. The conversion price for the 2nd Notes was $0.212 per ordinary share of Techfaith BVI, subject to certain adjustments and could be converted into such shares at any time from the date of issuance to April 16, 2007. The notes not previously converted or repaid, would be automatically converted into ordinary shares of Techfaith BVI or its parent company without any further action of any party, into that number of ordinary shares pursuant to the then effective conversion price, upon the closing of Techfaith BVI’s or its parent company’s initial public offering or a substantial sale of the shares in Techfaith BVI pursuant to the relevant terms as stipulated in the Agreement. After April 16, 2007, the holders of the then outstanding notes may require Techfaith BVI to redeem all or part of the notes upon occurrence of certain events, including an event of default or Techfaith BVI’s merger or consolidation with another entity. The redemption price is the greater of (a) principal amount plus accrued and unpaid interest or (b) the fair value of the ordinary shares into which such notes are convertible.

The embedded conversion option of the convertible notes has been recorded at its fair value of $2,818 at the issuance and accounted for separately as a derivative liability. The Group accounted for the derivative liability relating to the conversion option by adjusting the liability to its estimated fair value at each subsequent balance sheet date before the conversion, with adjustments recorded as other non-operating income or expense.

The holders of the 2nd Notes had on April 1, 2005 waived their rights to require the Group to redeem the 2nd Notes at the holders’ election upon occurrence of certain events after April 16, 2007, thereby ceased the adjustment of the liabilities to its estimated fair value at each reporting date.

Upon the completion of initial public offering of American Depositary Shares (“ADSs”) of the Company on May 6, 2005, all the then outstanding convertible notes were converted automatically into shares of the Company pursuant to the terms of the Agreement.

13.	Share-based compensation

In March 2005, the Group adopted the 2005 share Incentive Plan (the “Plan”) which allows the Group to offer a variety of incentive awards to employees and directors of the Group. For the year ended December 31, 2005, options to purchase 40,000,000 ordinary shares were authorised under the Plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value of the Group’s shares listed on NASDAQ and expire 10 years from the date of grant. The options vest in accordance with the terms of the agreement separately entered into by the Group and grantee at the time of the grant.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
13.	Share-based compensation — continued

In 2005, the Group granted 263,272 share options to purchase ordinary shares to the then two independent directors which would vest entirely in November 2005. The Group recorded a stock-based compensation expense of $162 for the year ended December 31, 2005 using the fair value method in accordance with SFAS No. 123. There are 39,736,728 remaining options to be issued under the Plan.

The fair value of the options granted is estimated on the date of grant using Black-Scholes option pricing model with the following assumptions used.

Option grants to independent directors	2005
Average risk-free rate of return	4.1%
Weighted average expected option life	10 years
Volatility rate	35%
Dividend yield	Nil
A summary of the stock option activity is as follows:

		Weighted
		average
	Number of	exercise
	options	price
Options granted during 2005 and outstanding at December 31, 2005	263,272	$1.083

The fair value of option as of the grant date was $0.62 and they are all exercisable as of December 31, 2005 with a remaining contractual life of 9.7 years.

14.	Ordinary Shares

In March 2005, the Group’s shareholders approved a 50,000-for-1 share split. All share and per share data have been restated to give retroactive effect to this share split.

In May 2005, the Group offered 6,143,045 ADSs, representing 92,145,675 ordinary shares, to the public and listed the ADSs on the NASDAQ stock market.

Upon the Group’s initial public offering in May 2005, all of the outstanding convertible notes were converted into an aggregate of 66,037,734 ordinary shares of the Group.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

15.	Related Party Transactions
Transactions with Directors and Management Members

In October 2003, Techfaith China, and Mr. Dong Defu, a director of Techfaith BVI, and Mr. Fang Yibo and Mr. Liu Jun, management members of Techfaith China, entered into a patent application transfer agreement pursuant to which Mr. Dong Defu, Mr. Fang Yibo and Mr. Liu Jun agreed to transfer a patent application to Techfaith China for nil consideration.

Transactions with Beijing Sino-Electronics Future Telecommunication R&D, Ltd. (“SEF”)

A principal shareholder of the Company was during the relevant time periods below, a principal shareholder in SEF. On January 18, 2004, SEF, Techfaith China and Skyworks Solutions, Inc. (“Skyworks”) entered into an agreement pursuant to which SEF assigned to Techfaith China all the rights under an April 2002 development and license agreement between SEF and Skyworks in return for Techfaith China’s payment of $338 to SEF. The consideration was determined based on the remaining pro rata share of the total license fee previously paid by SEF to Skyworks for the five-year license period.

On September 18, 2003, an external customer, SEF and Techfaith China entered into an agreement pursuant to which SEF assigned and novated to Techfaith China without consideration all the rights and obligations under three product technology development cooperation agreements entered into between the outside customer and SEF. Under the assignment and novation agreement, SEF agreed to act as guarantor of the obligations of Techfaith China and continue to observe certain restrictions.

On October 20, 2003, Techfaith China and SEF entered into five transfer agreements pursuant to which SEF agreed to transfer to Techfaith China without consideration three patents and two patent applications that were principally developed by certain key members of SEF who subsequently joined Techfaith China.

For the year ended December 31, 2003, 2004 and 2005, the Group reimbursed SEF an aggregate amount of $294, Nil and Nil, respectively, for certain staff remuneration that SEF paid on behalf of the Group.

The Group also entered into a lease agreement dated July 31, 2003 with SEF with respect to office premises in Beijing which expires in July 2008. During the term of the lease, the Group are required to pay SEF a quarterly rent of $34. The lease agreement was assigned from SEF to a third party during 2005 upon disposal of the premises to the third party.

Transaction with an employee

In 2005, the Group sold component products to a corporate customer, in which 30% of shareholding is owned by an employee of the Group. Total net revenues for 2005 amounted to $1,622 and the related accounts receivable as of December 31, 2005 was $1,622.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

16.	Segment and Geographic Information
The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

Geographic Information

The Group operates in the PRC and all of the Group’s long lived assets are located in the PRC.

17.	Commitments
(a)	Operating lease as lessee
The Group leases certain office premises under non-cancelable leases which expire in 2009. The Group also leased certain plant and machinery during the year ended December 31, 2003. Rental expense under operating leases for the years ended December 31, 2003, 2004 and 2005 were $457, $509 and $963, respectively.
Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2005 were as follows:

Fiscal year ending
2006	$1,787
2007	1,627
2008	1,300
2009	321

Total	$5,035

(b)	Capital commitments
Capital commitments for purchase of plant, machinery and equipment as of December 31, 2003, 2004 and 2005 were $299, $655 and $418, respectively.

The Company is also committed to contribute approximately $1,239 as paid-in capital in a newly established foreign investment enterprise in China where the Company will hold a minority interest pursuant to a joint venture agreement entered into with a third party during 2005.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

17.	Commitments — continued
(c)	Product warranty
The Group’s product warranty relates to the warranties to the Group’s customers on the hardware and software design component of the mobile handset for a period of one to three years commencing upon the mass production of the mobile handset. Accordingly, the Group’s product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on historical experience and other currently available evidence.

	Year ended
	December 31,
	2004	2005
Balance at beginning of year	$48	$508
Current period provision	820	2,426
Utilized during the year	(360)	(1,291)

Balance at end of year	$508	1,643

18.	Major Customers
The following table summarizes net revenues and accounts receivable for customers which accounted for 10% or more of the Group’s net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2003	2004	2005
A	42.6%	32.0%	41.2%
B	N/A	8.8%	8.0%
C	13.1%	10.2%	N/A
D	32.5%	5.8%	N/A

	88.2%	56.8%	49.2%

	Accounts receivable
	Year ended December 31,
	2003	2004	2005
A	52.8%	46.1%	44.8%
B	N/A	13.3%	15.8%
C	7.7%	9.2%	N/A
D	37.8%	0.7%	N/A

	98.3%	69.3%	60.6%

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

19.	Net income per share
The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	Year ended December 31,
	2003	2004	2005
Net income (numerator), basic	$4,956	$18,244	$41,385
Effect of dilutive securities:
— convertible notes	11	840	490

Net income (numerator), diluted	$4,967	$19,084	$41,875

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	242,465,753	500,000,000	604,011,009
Effect of dilutive securities:
Weighted average shares from assumed conversions of convertible notes	608,828	51,823,942	22,615,662

Weighted average shares used in computing diluted net income per share	243,074,581	551,823,942	626,626,671

Net income per share, basic	$0.02	$0.04	$0.07

Net income per share, diluted	$0.02	$0.03	$0.07

As of December 31, 2005, the Company had 263,272 ordinary shares equivalents outstanding that could have potentially diluted basic income per share in the future, but which were excluded in the computation of diluted income per share in the year presented, as their effect would have been anti-dilutive.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

20.	Mainland China Contribution and Profit Appropriation
Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $8, $493 and $1,547 for the years ended December 31, 2003, 2004 and 2005, respectively.

The Group is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the years ended December 31, 2003, 2004 and 2005 amounted to $4, $352 and $1,101, respectively. The local labor bureaus are responsible for the medical benefits and pension liability to be paid to these employees. The Group has no further commitments beyond its monthly contribution.

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiaries. These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Prior to the conversion into wholly foreign-owned enterprises, Techfaith China and Techfaith Beijing, as domestic enterprises established in the PRC, were also subject to similar statutory reserve funds requirements. The Company has made appropriation to these statutory reserve funds of $3,454 and $633 for the year ended December 31, 2004 and 2005, respectively.

21.	Subsequent events
On March 22, 2006, the Group entered into an agreement with Qualcomm Incorporated to establish a wholly-owned foreign investment enterprise, Techfaith Software (China) Holding Limited (“Techfaith Software”), in developing software applications for wireless communication devices. According to the agreement, the Group will invest 70% in shareholding in Techfaith Software by cash injection of US$17,500 and a transfer of certain of its designs and licensed software.

On March 23, 2006, the Group entered into agreements with an independent third party to acquire certain properties in Beijing, the PRC, for an aggregate consideration of approximately US$11,180. Pursuant to the agreements, the Group is committed to settle the consideration by two instalments of US$6,222 and US$4,958 by July 30, 2006 and January 10, 2007, respectively.
* * * * * * * * *