Form 20-F
period 2006-12-31
China Techfaith Wireless Communication Technology LTD
filed 2007-06-29
CIK 1316317

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
Tower D2, IT Park, Electronic Town, No. 10A, Jiu Xian Qiao North Road,
Chao Yang District, Beijing 100015, People’s Republic of China
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class and name of each exchange on which registered:
American Depositary Shares, each representing 15 ordinary shares, par value
US$0.00002 per share, Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 649,692,954 ordinary shares, par value US$0.00002 per share.
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
     ☑ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☐ Large accelerated filer     ☑ Accelerated filer     ☐ Non-accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow.
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
     This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise indicated, all translations from RMB to U.S. dollars were made at the exchange rate quoted by the People’s Bank of China, or PBOC, on December 29, 2006, which was RMB7.8087 to US$1.00. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could result in foreign currency exchange losses” for discussions on the effects of fluctuating exchange rates on the value of our ADSs. On June 25, 2007, the exchange rate quoted by PBOC was RMB7.6192 to US$1.00.
     This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, and as of December 31, 2005 and 2006.
     We and certain selling shareholders of our company completed the initial public offering of 8,726,957 ADSs, each representing 15 of our ordinary shares, par value US$0.00002 per share, in May 2005. On May 5, 2005, we listed our ADSs on the Nasdaq Global Market, or Nasdaq, under the symbol “CNTF.”
FORWARD-LOOKING INFORMATION
     This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. A number of business risks and uncertainties could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties relate to:
▪	our limited operating history as a mobile handset design and software solution provider;

▪	our ability to effectively manage our growth;

▪	decrease in demand for pure design services by mobile handset brand owners;

▪	our ability to acquire and retain additional international mobile handset brand owners as our customers;

▪	our ability to design new mobile handset models and provide software solutions in a timely and cost-efficient manner to meet our customers’ demands; and

▪	other risks outlined in this annual report on Form 20-F.
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
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.

Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected Financial Data
     The following tables set forth selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the period from July 26, 2002, our date of inception, to December 31, 2002 and for the year ended December 31, 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements that are not included in this annual report.

	For the Period
	From July 26,
	2002 to
	December 31,	For the Year Ended December 31,
	2002	2003	2004	2005	2006
	(In thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	$—	$9,677	$46,560	$90,110	$80,804
Gross profit	—	7,046	26,676	55,049	25,699
Operating expenses	(6)	(2,130)	(7,971)	(14,290)	(40,728)
Other operating income	—	—	—	—	180
(Loss) income from operations	(6)	4,916	18,705	40,759	(14,849)
Net (loss) income	$1	$4,956	$18,244	$41,385	$(8,793)

Net income (loss) per share

— Basic	$—	$0.02	$0.04	$0.07	$(0.01)

— Diluted	$—	$0.02	$0.03	$0.07	$(0.01)

Net income (loss) per ADS

— Basic	$—	$0.31	$0.55	$1.03	$(0.20)

— Diluted	$—	$0.31	$0.52	$1.00	$(0.20)

Shares used in per share computation

— Basic	—	242,465,753	500,000,000	604,011,009	656,255,882

— Diluted	—	243,074,581	551,823,942	626,626,671	656,255,882

	As of December 31,
	2002	2003	2004	2005	2006
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$11	$7,699	$35,086	$137,207	$113,172
Accounts receivable	—	$5,230	$7,760	$34,060	$37,229
Inventories	—	$732	$5,030	$4,974	$8,546
Total assets	$3,618	$23,911	$67,542	$194,163	$207,714
Total current liabilities	$1,201	$8,324	$23,869	$15,335	$37,123
Total shareholders’ equity	$2,417	$9,824	$28,090	$175,853	$166,350
Number of ordinary shares issued	—	500,000,000	500,000,000	658,183,409	649,692,954
Treasury stock	—	—	—	—	8,655,000
Total liabilities and shareholders’ equity	$3,618	$23,911	$67,542	$194,163	$207,714

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
     We commenced operations in July 2002 and completed our first mobile handset design project in September 2003. As a result, we have a limited operating history, which may not provide a meaningful basis for evaluating our business and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:
▪	manage our growth effectively;

▪	maintain our profitability and margin;

▪	acquire and retain customers;

▪	attract, train and retain qualified personnel;

▪	maintain adequate control of our costs and expenses;

▪	keep up with evolving industry standards and market developments; or

▪	respond to competitive and changing market conditions.
     If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.
If we fail to effectively manage our rapid expansion, our business may be materially and adversely affected.
     We experienced rapid expansion from our inception in 2002 through the end of 2006, which has strained, and continues to strain, our resources. Our employees increased from 311 as of December 31, 2003 to 2,324 as of December 31, 2006. While the number of our employees was subsequently reduced to 1,504 by May 2007 due to an organizational restructuring, we still maintain a large number of employees.
     From March 2006, we began to re-organize our business operations into three parts, which were (1) handset design, (2) sales of products and components, and (3) wireless software and applications. To accommodate our growth and expanded business operations, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our accounting and other internal management systems by dedicating additional resources to our reporting and accounting function, and improvements to our record keeping and contract tracking system. Further, we will need to improve our information and control systems in order to record, process, summarize and report accurate financial information and other required disclosure in a timely manner. All of these measures will require substantial management efforts. If we fail to implement the measures successfully or to effectively manage our growth, our business may be materially and adversely affected.
If mobile handset brand owners discontinue or reduce the use of independent mobile handset design houses, our business will be materially and adversely affected.
     The growth of our independent mobile handset solution business depends substantially on the extent to which mobile handset brand owners outsource the mobile handset and software design function to independent mobile handset solution providers like us, as opposed to designing mobile handsets and application software themselves or through other third parties such as electronics manufacturing service, or EMS, providers. Currently, some leading international mobile handset brand owners still design most of their mobile handsets in-house. If mobile handset brand owners discontinue or reduce the use of independent mobile handset solution providers, our business will be materially and adversely affected.
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
     Our mobile handset designs are complex and must meet stringent quality requirements. Complex designs such as mobile handset designs sometimes contain defects, errors and bugs when they are first introduced. If any of our designs has reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged, and customers may be reluctant to continue to contract with us, which could harm our ability to retain existing customers and attract new customers. Because we cannot test for all possible scenarios, our designs may contain errors that are not discovered until mass production of mobile handsets. These problems may result in a loss of our customers as well as claims against us. For example, NEC once sought compensation from us due partly to defects in some third-party components we sourced and incorporated in a mobile handset model for NEC. NEC later acknowledged that the design defects were attributable to the third-party components and cancelled its claim against us in light of the new mobile handset models successfully designed by us. We cannot assure you that we will not be subject to claims by other customers in the future, and if we fail on the merits of these claims, our business and results of operations could be materially and adversely affected.
We are subject to product liability or product recall exposure and have limited insurance coverage.
     As we began to sell completed feature phones and smart phones to our customers in 2006, we are exposed to potential product liability claims in the event that the use of our products causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether or not successful, are costly and time-consuming to defend. Also, in the event that our products prove to be defective, we may be required to recall or redesign such products, which could result in substantial costs, diversion of recourses and damage to our reputation. However, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries. We currently do not have any product liability insurance, but we are actively negotiating product liability insurance policies with certain insurance companies outside of China. Even if we could obtain product liability insurance coverage from insurance companies within or outside of China in the future, however, future liability claims could be excluded from our policies or exceed the coverage limits of our policies. In addition, we cannot assure you that product liability insurance will continue to be available on commercially reasonable terms, if at all. A product liability claim, with or without merit, could result in significant adverse publicity against us, and could have a material adverse effect on the marketability of our products and our reputation, which in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we do not have any business interruption insurance coverage for our operations. Any business disruption or natural disaster could result in substantial costs and diversion of resources.

We may experience net losses in the future.
     Although we had recorded net income from the end of 2002 to 2005, a net loss was recorded in 2006. We cannot assure you that we can return to profitability in the future. We expect to decrease our operating expenses to control cost. However, any decrease or delay in generating additional revenues could materially and adversely affect our results of operations and result in substantial operating losses as the operating expenses might not decline to the same extent that revenues are decreased. In addition, competition from other independent mobile handset solution providers and original design manufacturers, or ODMs, may force us to reduce our prices to maintain our competitive position. If we do not achieve profitability or otherwise meet the expectations of securities analysts and investors, the market price of our ADSs will likely decline.
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
     To date, we have derived most of our net revenues from the design and development of 2.5G mobile handsets based on the GSM/GPRS technology. As the market for 2.75G and 3G mobile handsets develops, our existing and potential customers may increasingly demand 2.75G and 3G mobile handset designs. Since 2006, we have begun to design 2.75G, 3G and 3.5G mobile handsets, and we do not have a proven track record in this market. While we have received orders for 3G and 3.5G mobile handset designs, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality and time to completion. Our failure to meet customer demand could hurt our reputation and affect our business and results of operation.
We rely on a limited number of customers for a significant portion of our net revenues, and if a large customer fails to place additional orders with us, or if we fail to attract additional major customers, our results of operations and financial condition could be materially and adversely affected.
     We have been dependent on a small number of customers to generate a significant portion of our net revenues. In 2005, our top three customers collectively accounted for approximately 55.1% of our net revenues, and NEC contributed over 10% of our net revenues for the period. While we had a more diversified customer base in 2006 than in 2005, our top three customers nevertheless collectively accounted for approximately 28.5% of our net revenues in 2006. We do not have long-term contracts, which are expected to be completed over one year, with any of our customers. Sales to our largest customers have varied from period to period due primarily to our relatively short period of operation and the relatively fast expansion of our customer base. Our largest customers are expected to vary significantly in the future as we aim to attract more international mobile handset brand owners as our customers.
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
     The mobile handset solution market in China is intensely competitive and highly fragmented. We face competition from other independent mobile handset design houses in China, including Cellon and E28. We also face competition from in-house handset design teams of OEMs world-wide. In addition, we face current and potential future competition from established suppliers of wireless communications solutions to mobile device manufacturers, which may be in a position to design mobile handsets on their own. These suppliers include ODMs such as Foxconn and Compal Communications. Further, partly due to the low barriers of entry to our business, an increasing number of new players may enter the independent mobile handset design market in the near future.
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
     Our agreements with many customers contain refund and liquidated damages provisions, which entitle the customer to demand a refund and liquidated damages if we cannot complete a mobile handset design by the deadline, or if the requisite certifications cannot be obtained, or if we cannot timely deliver our smart phone or feature phone products to our customers. We cannot assure you that we will be able to successfully perform every customer contract, or that costs associated with refunds and liquidated damages will not be material. Under the recently realigned business of providing turn-key solutions to our smart phone customers, we will outsource the assembly of the final handset products to third party companies. Any failure of such assembly companies in timely delivering to us the finished products with the stipulated quality will cause us to be liable to our customers.
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
     Other parties may assert intellectual property infringement and other claims against us. Litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Parties asserting infringement claims may be able to obtain an injunction, which could prevent us from providing our services or using technology that contains the allegedly infringing intellectual property. While currently we do not have any on-going infringement claims against us, we had in the past been, and may in the future be, subject to claims by other parties alleging infringements of their intellectual property rights by our products. To resolve such claims, we may be required to pay licensing fees to third parties, which could adversely affect our financial condition. Any intellectual property litigation could have a material adverse effect on our business, operating results or financial condition.
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
     Our future success depends on our ability to attract, train and retain additional skilled engineers. Our industry is characterized by high demand and intense competition for talent. We have experienced an approximately 57.1% annual attrition rate to date. We cannot assure you that we will be able to retain existing or attract and retain new skilled engineers whom we will need to achieve our strategic objectives. In addition, as we are still a young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.
We experience fluctuations in quarterly operating results.
     Our quarterly operating results have fluctuated in the past and will likely fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including the demand for our services, the amount of design fees and royalties our customers agree to pay us, the number of milestones we have achieved, the revenues recognized from completion of the design contracts with completion fees, the amount of time required for completion of design contracts, research and development expenses related to our preparation for the design of new mobile handset models, the rate of growth of leading international mobile phone brand owners’ outsourcing of the mobile phone design function, pricing pressure due to competition, shortage of component supplies and the departure of certain key personnel. As a result, we believe that our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.
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

As we have commenced accounting for employee share options using the fair value method beginning from 2006, such accounting treatment could continue to significantly reduce our net income.
     Beginning in 2006, we commenced to account for share-based compensation in accordance with SFAS No.123R, “Share-Based Payment,” (“SFAS No. 123R”), which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. The adoption of SFAS No.123R may continue to have a significant impact on our net income. In addition, future changes to various assumptions used to determine the fair-value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.
Failure to achieve and maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.
     We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. These requirements applies to this annual report on Form 20-F. Our management has concluded that our internal control over financial reporting for the period covered by this report was ineffective. We have identified deficiencies, including several material weaknesses, which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. The material weaknesses we identified are: (1) ineffective controls over recognition of social welfare costs, (2) no formal authorization of contract modifications and cancellations, (3) ineffective controls over inventory stored at EMS factory, and (4) ineffective controls over revenue recognition information. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.
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
     The PRC government has provided various tax incentives to domestic high technology companies, including our PRC subsidiaries, in order to encourage the development of technology companies. For example, as new and high technology companies operating in an approved technology development zone, our subsidiaries TechFaith China, TechFaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing, are each entitled to an enterprise income tax, or EIT, rate of 15%, compared to a standard EIT rate of 33%. This classification also had the effect of exempting TechFaith China, TechFaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing from paying EIT for the first three years from the commencement of operation and reducing their EIT rates to 7.5% for the following three years. Our subsidiary, Techfaith Wireless Communication Technology (Shanghai) Limited, or TechFaith Shanghai, is qualified as “productive enterprises” and was entitled to a two-year exemption from paying EIT until December 31, 2006, followed by 50% reduction in tax rates for the succeeding three years. Our newly established subsidiary, TechFaith Shenzhen, also enjoys preference tax treatment as “productive enterprise,” which entitles it to a two-year exemption from paying EIT starting from its first assessable profitable year, followed by 50% reduction in tax rates for the succeeding three years. Our subsidiaries in China are also entitled to a business tax exemption relating to their income derived from any technology development agreement and technical transfer agreement which has been registered with the relevant government authority.
     On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new tax law, which is scheduled to take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There are enterprises that have already been established prior to the promulgation of the new law and enjoyed low tax rates according to the provisions of the tax laws and administrative regulations that were in force before the promulgation of the new law. Such enterprises may continue to enjoy the preferential tax treatments within five years after the new law is promulgated, and then gradually transition to the tax rate provided in the new law. Enterprises that enjoy the preferential treatment of tax exemption for a fixed term may continue to enjoy such treatment after the promulgation of the new law until such fixed term expires. However, for enterprises that have not yet started to enjoy the preferential tax treatments due to the fact that they have not been profitable, the term of the preferential tax treatments would start running from the year the new law is promulgated, regardless of whether or not they are profitable on such year. Preferential tax treatments will continue to be granted to entities that conduct businesses in certain encouraged sectors and to entities otherwise classified as “new and high technology enterprise,” whether foreign-invested enterprises or domestic companies. Our subsidiaries’ qualifications are subject to an annual assessment by the relevant government authority in China. Thus, there is no assurance that our subsidiaries in China will continue to receive such or any other preferential tax treatment. If any of these incentives are reduced or eliminated by government authorities in the future, the effective tax rates of our subsidiaries in China and our effective tax rates on a consolidated basis could increase significantly. Any such change could adversely affect our operating results.
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
     Under the current PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises, or FIEs, are exempt from PRC withholding tax. Pursuant to the new PRC enterprise income tax law to be effective on January 1, 2008, however, dividends payable by a FIE to its foreign investors will be subject to a 25% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the PRC tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes for dividends distributed to us by our subsidiaries in China.
Fluctuations in exchange rates could result in foreign currency exchange losses.
     The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar. For example, the daily fluctuation range between the Renminbi and the U.S. dollar reached 160 basis points, or 0.16%, on September 15, 2006. From July 21, 2005 to June 25, 2007, the Renminbi cumulatively appreciated approximately 8.0% over the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
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
     We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
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
     Our management beneficially own approximately 41.0% of our outstanding ordinary shares. Mr. Defu Dong, our Chairman and Chief Executive Officer, has power to vote on behalf of the record holders of these shares over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.
     Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2006. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. holder. See “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
Item 4. Information on the Company
A. History and Development of the Company
     We commenced operations in July 2002 through Techfaith Wireless Communication Technology (Beijing) Limited, or TechFaith China, formerly known as Beijing Techfaith R&D Co., Ltd., a limited liability company established in China. We created a holding company structure by incorporating Techfaith Wireless Communication Technology Limited, or TechFaith BVI, in July 2003. We incorporated China Techfaith Wireless Communication Technology Limited on June 25, 2004 under the Companies Law (2004 Revision) of the Cayman Islands. As part of a restructuring in anticipation of our initial public offering, China Techfaith Wireless Communication Technology Limited became our ultimate holding company in November 2004.
     Our principal executive offices are located at Tower D2, IT Park, Electronic Town, No. 10A, Jiu Xian Qiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China. Our telephone number at this address is +86 (10) 5822-8288. Our registered office in the Cayman Islands is located at M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066.
     Our capital expenditures mainly relate to our purchase of plant, machinery and equipment, and intangible assets related to our business operations. Our capital expenditures amounted to US$6.2 million, US$9.4 million and US$23.8 million in 2004, 2005 and 2006, respectively. Our capital expenditures for 2006 were mainly financed from our existing cash.
     From March 2006, we began to re-organize our business operations into three parts, which were (1) handset design, (2) sales of products and components, and (3) wireless software and applications. Products and components sold by us include feature phones, wireless modules and data cards, and smart phones that are in ODM model. The re-organization of our business operation units does not affect our financial reporting for prior fiscal years.
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
     In 2005, we began to develop smart phones, which provide significant data capabilities in addition to normal functions of a mobile handset. In March 2006, QUALCOMM and we entered into a joint venture by incorporating a Cayman Islands holding company named TechFaith Software (China) Holding Limited, of which QUALCOMM and we hold 30% and 70%, respectively. In June 2006, this company formed TechFaith Software (China) Limited in China to develop software applications for wireless communication devices.
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
     In 2006, we expanded internationally, significantly diversified our customer base, enriched our product portfolio by taking advantage of our handset design expertise, and made substantial progress in developing and utilizing our advanced technologies. Quarterly sequential revenue growth has resumed and we expect the growth to continue. By the first quarter of 2007, we have had steady growth in our smart phone business now that we have successfully addressed most procurement and logistic problems. During the first quarter of 2007, we allowed one of our new customers to return a newly developed product that was sold, delivered and for which revenues were recognized in 2006. This return was booked in the first quarter of 2007 as a reduction of revenue and cost of revenue by approximately US$1.2 million and US$913,000, respectively. This is not our common practice but is a special negotiated arrangement that we made with the intent to maintain a good and long term relationship with the customer. Our feature phone solution started to contribute with contracts from regional distributors and the recently announced new international carrier contracts. On the customer diversification front, we successfully expanded globally beyond Japan and the historic base of domestic Chinese companies.
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

     Wireless Software and Applications. In the course of providing handset design services, we have acquired the ability to design software solutions across a wide range of wireless communication platforms. Our software solutions include man-machine interface (MMI) and user interface (UI) software packages supporting a wide range of wireless communication platforms, and wireless application software, such as WAP, Java, MMS, web browser, SyncML and DRM. In June 2006, QUALCOMM and we, via a 30%-70% joint venture holding company, formed TechFaith Software (China) Limited, or TechSoft, in China to develop and offer software applications for wireless communication devices. We did not generate any revenue from offering software application solutions in 2006.
     Sales of products and components. Products and components sold by us include feature phones, wireless modules and data cards, and smart phones that are in ODM model.
     We provide the following four types of products and components to our customers:
▪	Wireless modules and data cards — We have begun to develop wireless solutions leveraging our knowledge and experience in designing mobile handsets. Our wireless product lines include wireless modules and data cards for wireless connections. Wireless modules are devices that enable data communication through a cellular network to be used in various applications, such as global positioning systems, logistics management, wireless point-of-sale systems, traffic navigation systems and wireless security systems. We began to sell wireless modules in June 2004. Our wireless modules consist of baseband and RF, the two important hardware building blocks of a generic mobile handset, which we believe represent a natural extension of our handset design business. By adding a housing, we also provided data cards. In 2006 wireless module and data card business started to grow and the revenue was more than doubled from 2005. The data cards we provided are in three forms, namely, PC cards, USB cards and express cards.

▪	Feature phones — We started feature phone business in the fourth quarter of 2006. Similar to the case for smart phone business described below, as more customers requested one-stop service, we started to sell completed feature phone handsets that we designed. We did not manufacture feature phones ourselves, but outsourced the manufacturing to EMS providers.

▪	Smart Phone — Prior to 2006, we only designed but did not sell completed handsets. In response to customer demand, in 2006 we began selling completed smart phone handsets that we designed. We, however, did not manufacture smart phones ourselves, but outsourced the manufacturing to EMS providers.

▪	Other Products and Services. We also sell PCBs and other electronic components. We have historically sold to our Chinese customers printed circuit boards, or PCBs, that others produced for us at our request as a means to track the royalty payments to which we are entitled. The sale of PCBs is not our core business; we generated only 0.9% of our total revenues from it in 2006, and do not intend to generate significant profit from it in the future.
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

     The following are lists of selected customers in 2006.

2006
Chinese mobile handset brand owners	- CEC Telecom
- Haier
- Huawei
- Lenovo
- Yulong
- Amoi

International mobile handset brand owners	- Kyocera
- NEC
- UTStarcom
- Toshiba
- LG
- Freescale
- Philips
     A small number of customers have historically accounted for a substantial portion of our net revenue. In 2005, our top three customers collectively accounted for approximately 55.1% of our net revenues, and NEC contributed over 10% of our net revenues for the period. In 2006, our top three customers collectively accounted for approximately 28.5% of our net revenues.
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
     We typically charge two types of payment for our design services: design fee and royalty. The design fee is a fixed amount paid in installments according to pre-agreed milestones. For example, a customer may make an initial payment to us upon signing of the contract, followed by installment payments of a specified amount upon achieving the FTA, CTA and SA milestones, respectively. FTA and CTA certifications are the two standard quality certifications for GSM-based mobile handsets in China, corresponding to GCF/CDG and CTA for WCDMA-based and CDMA1X-based mobile handsets in China, respectively. SA stands for shipping acceptance of the mobile handset by the customer, at which time mass production normally begins. All of our GSM-based mobile handset designs are required to obtain FTA certification from an independent testing house to ensure compliance with the required quality standards. We then assist customers in obtaining CTA certification prior to commercial launch in China market. In 2006, we began to expand our international customer base by developing handsets on new technology platforms. These international customers might not be subject to the PRC certification standards mentioned above, namely FTA and CTA, but the pre-agreed milestones stipulated by contract, such as engineering prototype, semi-production, and pilot production. Achievement of these milestones is independently verified by our customers before revenue is recognized. In addition to design fee, we also charge royalty to certain customers. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured or sold by a customer. Royalty income is recognized when the confirmation of manufacturing or selling volume is obtained from customers.
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
Technology
     We have extensive experience in designing 2G and 2.5G GSM/GPRS mobile handsets based on major baseband platforms. To expand our design capabilities, in 2006 we acquired the technologies necessary for the design and development of 2.75G and 3G mobile handsets based on GSM/GPRS/EDGE and WCDMA/EVDO/UMTS/HSDPA standards.
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
     We launched EDGE, HSDPA and EVDO handsets in the fourth quarter of 2006. In terms of new technology, we are continuing our effort on TD-SCDMA.
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
     As of December 31, 2006, our research and development staff consisted of 2,128 engineers, representing more than 91.6% of our total staff. As of May 31, 2007, our research and development staff was more than 89.3 % of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry.
Intellectual Property
     We rely primarily on a combination of patent, trademark and trade secret protection, employee and third party confidentiality agreements to protect our intellectual property. As of June 22, 2007, we held a total of 16 patents issued in China and 71 pending patent application. Our issued patents and pending patent application relate primarily to our mobile handset designs. Our policy is to seek patents that have broad applications in the mobile handset design industry and that we believe will provide a competitive advantage for us. We have registered five domain names including www.techfaithwireless.com with the Internet Corporation for Assigned Names and Numbers.
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
Competition
     The mobile handset design market is intensely competitive and highly fragmented. We face competition from other independent mobile handset design houses in China, including Cellon, and E28. We also face competition from in-house design teams of OEMs world-wide. In addition, we face current and potential future competition from established mobile device manufacturers, which may be in a position to design mobile handsets on their own. These suppliers include ODMs such as Arima Communications, BenQ and Compal Communications. Further, new players may enter the independent mobile handset design market in the near future.
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
     In addition, our competitors may bring litigation proceedings against us or our employees that may strain our resources, divert our management attention or damage our reputation. For example, in 2003, CECW brought an unfair competition proceeding against our former affiliate, Beijing Qidi, and 18 of its employees who subsequently joined us in connection with our divestment from Beijing Qidi. We settled the litigation on behalf of Beijing Qidi and these 18 individuals in order to facilitate our divestment and the transfer of these employees to our company. We cannot assure you that similar proceedings will not occur in the future.
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
     As high technology companies operating in an approved technology development zone, our subsidiaries TechFaith China, TechFaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing are entitled to an EIT rate of 15%, compared to a standard EIT rate of 33%. This classification also had the effect of exempting TechFaith China and TechFaith Beijing from paying the EIT for three years until December 31, 2005, and has reduced the EIT rates for TechFaith China and TechFaith Beijing to 7.5% during each of the three years ending December 31, 2006, 2007 and 2008. The EIT rates for TechFaith China and TechFaith Beijing will become 15% after December 31, 2008. Similarly, STEP Technologies was exempted from paying the EIT for three years until December 31, 2006, and its EIT rate is reduced to 7.5% during each of the three years ending December 31, 2007, 2008 and 2009. The EIT rate for STEP Technologies will become 15% after December 31, 2009. Techfaith Intelligent Handset Beijing is exempted from paying the EIT for three years till December 31, 2008 and its EIT rate is reduced to 7.5% during each of the three years ending December 31, 2009, 2010 and 2011. The EIT rate for Techfaith Intelligent Handset Beijing will become 15% after December 31, 2011. TechFaith Shenzhen is exempted from paying the EIT for two years starting from its first profitable year, followed by a 50% reduction in the EIT rate for the succeeding three years. The EIT rate for TechFaith Shenzhen will become 15% after the tax holiday. TechFaith Shanghai was exempted from paying the EIT for two years until December 31, 2006. The effective EIT rate for TechFaith Shanghai will become 7.5% during each of the three years ending December 31, 2007, 2008 and 2009. The EIT rate for Techfaith Shanghai will become 15% after December 31, 2010.
     On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new tax law, which is scheduled to take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There are enterprises that have already been established prior to the promulgation of the new law and enjoyed low tax rates according to the provisions of the tax laws and administrative regulations that were in force before the promulgation of the new law. Such enterprises may continue to enjoy the preferential tax treatments within five years after the new law is promulgated, and then gradually transition to the tax rate provided in the new law. Enterprises that enjoy the preferential treatment of tax exemption for a fixed term may continue to enjoy such treatment after the promulgation of the new law until such fixed term expires. However, for enterprises that have not yet started to enjoy the preferential tax treatments due to the fact that they have not been profitable, the term of the preferential tax treatments would start running from the year the new law is promulgated, regardless of whether or not they are profitable on such year. Preferential tax treatments will continue to be granted to entities that conduct businesses in certain encouraged sectors and to entities otherwise classified as “new and high technology enterprise,” whether foreign-invested enterprises or domestic companies. Our subsidiaries’ qualifications are subject to an annual assessment by the relevant government authority in China. Thus, our subsidiaries in China may not continue to receive such or any other preferential tax treatment. We expect that our relevant subsidiaries will apply for the “New and High-Tech Enterprise” status that will allow them a 15% tax rate under the new tax law.
     We will sell significant portion of wireless modules and smart phones from our Hong Kong subsidiary, which is now subject to 17.5% income tax in Hong Kong. We are, however, in the process of applying to the Inland Revenue Department of Hong Kong for approval that, if granted, will entitle our Hong Kong subsidiary to be effectively exempt from income tax in Hong Kong.

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
     Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules , except stipulated otherwise, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value added tax, or VAT, at a rate of 17% of the gross sales proceeds received.
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
     Pursuant to the Administration of the Settlement, Sale and Payment of Foreign Exchange Provisions, promulgated by the People’s Bank of China on June 20, 1996 and effective July 1, 1996, foreign investment enterprises in China may purchase foreign currency without the approval of the State Administration for Foreign Exchange of the People’s Republic of China for trade and service-related foreign exchange (subject to a cap approved by the State Administration for Foreign Exchange of China) to satisfy foreign exchange liabilities or to pay dividends. In addition, if and when they acquire companies in the middle and western areas of China and the foreign investment accounts for not less than 25% of the registered capital of such acquired companies, such acquired companies will also be entitled to enjoy the policies granted to foreign investment enterprises. However, the relevant PRC government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the State Administration for Foreign Exchange of China.
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
     Except for TechSoft and CK Telecom Communication Technology Ltd., all of our subsidiaries in China are wholly owned. STEP Technologies was previously a joint venture in which we and NEC owned 70% and 30%, respectively, of the equity interest. On March 30, 2007, Techfaith BVI entered into a share transfer agreement with NEC to purchase the 30% equity interest in STEP Technologies held by NEC. After the acquisition, STEP Technologies has become our wholly-owned subsidiary. TechSoft is wholly owned by a Cayman Islands holding company, which is a joint venture that is 70%-owned by us and 30%-owned by QUALCOMM.
     In March 2007, we signed an agreement with one of the leading one-stop component providers in China for handset manufacturers to form a joint venture to provide one-stop ODM services to global leading handset customers. It is intended that the joint venture (69%-owned by an independent third party joint venture partner and 31%-owned by us) will set up two wholly-owned PRC subsidiaries located in Beijing and Shanghai, respectively, and that we will contribute a 300-engineer team to the joint venture while the joint venture partner will provide initial funding and transfer approximately 200 people to the joint venture. In March 2007, we also formed a wholly-owned PRC subsidiary, Techfaith Wireless Communication Technology (Shenyang) Limited, in Shenyang, China.
D. Property, Plants and Equipment
     As of December 31, 2006, our principal executive offices were located on premises comprising approximately 20,000 square meters in Beijing, China. We have regional offices in Shanghai, Hangzhou and Shenzhen. In 2006, we acquired six floors in a commercial building in Beijing, which comprise approximately 24,000 square meters. The premises have become our principal executive office since January of 2007. We plan to acquire new premises and establish our dedicated mobile handset pilot production facilities in Hangzhou. On February 11, 2007, we have entered into a contract to construct a building in Hangzhou for a provisional consideration of approximately RMB80.0 million (US$10.2 million). We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.
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
A. Operating Results
     We are one of the largest handset design and software solution providers based in China. Since our inception in 2002, we have been providing complete handset design services spanning the entire handset design cycle, which involves industrial design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. While we design GSM-based mobile handsets based on major baseband technology platforms, we introduced our first 3G handset based on the WCDMA/GSM technology platform in the third quarter of 2005 and have re-allocated most of our GSM resources to focus on 3G handset design and development. We have also begun to develop smart phones. In June 2006, we and QUALCOMM formed TechSoft in China to develop software applications for wireless communication devices. We own 70% of TechSoft. From March 2006, we began to re-organize our business operations into three parts, which were (1) handset design, (2) sales of products and components, and (3) wireless software and applications. Products and components sold by us include feature phones, wireless modules and data cards, and smart phones that are in ODM model. The re-organization does not affect our financial reporting for prior fiscal years.
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
     Our gross margins have fluctuated since our inception and are expected to continue to fluctuate as a result of a variety of factors. These factors include changes in the relative mix of our services and products and the terms at which we offer them. In order to maintain or improve our gross margin for our design services, we must reduce our unit cost through achieving greater economies of scale, particularly in the face of price pressures in a competitive market. We offer PCBs, wireless modules and other component products principally at cost, plus a margin. We also assist customers in procuring handset testing equipment. We offer these products and services principally for strategic purposes at a margin lower than that for our design services. For example, we sell PCBs as a means of determining our customers’ handset sales for calculating royalty payments under arrangements discussed in “— Net Revenues” below. Accordingly, to the extent the contribution of component sales to our net revenues increases, our blended gross margin will correspondingly decrease, in the absence of any other change.

     Prior to 2006, we only designed but did not sell completed handsets. In response to customer demand, in 2006 we began selling completed smart phone handsets that we designed. We, however, did not manufacture smart phones ourselves, but outsourced the manufacturing to EMS providers. Sales of completed smart phones generate a lower gross margin than from design services only. In addition, as we believe demand for 3G handsets presents significant opportunity to us, we have re-allocated most of our GSM resources to focus on 3G programs beginning from the fourth quarter of 2005. As we halted two out of four GSM platforms, this impacted our revenues in 2006.
     We provide mobile handset design services to mobile handset brand owners. Our customers include leading Chinese mobile handset brand owners and international mobile handset brand owners. Although Chinese mobile handset customers fueled our initial growth, international brand owners have contributed to an increasing portion of our net revenues. We expect to increase the revenue contribution from international mobile handset customers by focusing our sales and marketing efforts to target international brand owners while retaining the top Chinese brand owners.
Major Factors Affecting Our Results of Operations
     Net Revenues. We derive our revenues primarily from mobile handset design services, and sales of products and components, including handsets and smart phones designed by us and manufactured by EMS providers, printed circuit board assembles, or PCBAs, printed circuit boards, or PCBs, wireless modules and other electronics components for mobile handsets. Revenues from design services comprise design fees and royalty income.
     We recognize design fees as revenues only when a pre-agreed milestone has been reached. In general, three milestones are identified in our design contracts with customers. When the mobile handset design receives the approval verifying its conformity with applicable industry standards, in the case of GSM-based handsets, the full type approval, or FTA, for its conformity with GSM standards, we achieve the first milestone with respect to the design. When the mobile handset design receives regulatory approval for its use in the intended country, in the case of China, a China type approval, or CTA, we achieve the second milestone. When the customer accepts the mobile handset design and is ready to begin mass production of mobile handsets based on our design, we achieve the last milestone, which we refer to as shipping acceptance, or SA. In 2006, we began to expand our international customer base by developing handsets on new technology platforms. These international customers might not be subject to the PRC certification standards mentioned above, namely FTA and CTA. We have decided to use milestones agreed with these customers by contract, such as engineering prototype, semi-production and pilot production. Achievement of these milestones is independently verified by our customers before revenue is recognized. We generally charge a fixed price for our projects and recognize revenues based on percentage of completion of the project upon attaining pre-agreed milestones set forth in the agreement with the customer. We measure progress toward completion by reference to the total labor costs and direct project expenses incurred as of the time we reach a pre-agreed milestone, as compared to the total labor costs and direct project expenses we expect to incur for completing a design project through SA, the last milestone. We believe this measure of percentage of completion best reflects the value of the work completed as of the milestone. If actual labor costs and direct project expenses change after a milestone is reached, we adjust the cost of revenues for the period during which we know the facts that give rise to the change. If a milestone has not been reached, the associated cost is deferred and revenues are not recognized until the milestone has been achieved.
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
     We recognize revenues from sales of products and components, including handsets and smart phones designed by us and manufactured by EMS providers, PCBAs, PCBs, wireless modules and other electronics components upon delivery of the products and components after all the risks and rights have passed to our customers. The customer orders the products and components from us. We then outsource the production of the products to outside manufacturers. We record the gross amounts billed to our customers as we are the primary obligor in these transactions as we have latitude in establishing prices, we are involved in the determination of the service specifications, we bear the credit risk, we bear the inventory risk and we have the right to select the suppliers. Normally, full payment is required before goods are shipped. We recognize revenue for goods shipped on credit only after collection is reasonably assured.
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
     Cost of Revenues. Cost of revenues for our design fees primarily consists of part of our engineers’ compensation and benefits for the period during which they are involved in any mobile handset design project, and, to a lesser extent, product warranty expenses, costs of materials used in making handset prototypes and depreciation and amortization of intangible assets including technology licenses and royalty rights used in connection with our design services. Cost of revenues for our royalty income normally is minimal. Cost of revenues from our sales of products, including smart phones, feature phones, PCBAs and wireless modules, consists primarily of the cost of acquiring the products from EMS factories, and to a lesser extent, compensation and benefits to our staff associated with the ODM business. Cost of revenues from sales of PCBs and other component products consists of the cost of acquiring PCBs and other component products from third parties, and cost incurred in connection with our assisting customers in installing testing equipment and lines for the testing of handsets before shipment.
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
     Under the current laws of China, the subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws, or, collectively, the PRC Income Tax Laws. Pursuant to the PRC Income Tax Laws, the foreign investment enterprises are subject to income tax on PRC taxable income at a statutory rate of 33% (comprising 30% for state income tax and 3% for local income tax) on PRC taxable income. However, preferential tax treatment as “new and high technology” companies has been agreed for Techfaith China, Techfaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing with the relevant tax authorities and effective in 2003, 2003, 2004 and 2006 respectively. In accordance with the PRC Income Tax Laws, a new and high technology company is entitled to a preferential tax rate of 15% and are entitled to a three-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years. Techfaith Shanghai is qualified as “productive enterprise” and has been agreed with the relevant tax authorities for a two-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years effective 2005. The relevant tax authorities have agreed that Techfaith Shenzhen is also qualified as “productive enterprise” and is entitle to a two-year exemption from income tax, followed by a 50% reduction in tax rate for succeeding three years beginning from the first assessable profitable year. As a newly established company, the current income tax rate of Techfaith Wireless Communication Technology (Hangzhou) Limited, or Techfaith Hangzhou, is 26.4% as it is located in Hangzhou, which is a coastal city of open economy and enjoys certain tax incentives from the PRC government. As of December 31, 2006, TechSoft, a wholly owned subsidiary of Techsoft Holding is in the process of applying to the relevant tax authorities for the “new and high technology” status. Applicable laws and regulations in China specify certain financial and non-financial criteria for a company to be eligible for and maintain its status as a “new and high technology enterprise.” The status of our subsidiaries in China is re-assessed on a bi-annual basis.
Critical Accounting Policies
     We prepare our financial statements in conformity with the Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and the accompanying notes. Significant accounting estimates reflected in our financial statements include revenue recognition, allowance for doubtful accounts, provision for inventory write-down, provision for warranty, useful lives and impairment for plant, machinery and equipment and intangible assets, share based compensation expense and valuation allowance for deferred tax assets. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.
     Revenue Recognition.
     Our revenues are primarily derived from mobile handset design services and sales of products and components, which include the sales of smart phones, PCBAs, PCBs, wireless modules and other electronics components. We earn our revenue mainly through design fee, royalties, and sales of products.
     Design fee. Design fee is a fixed amount paid in installments according to pre-agreed milestones. In general, three milestones are identified in our design contracts with customers. When the mobile handset design receives the approval verifying its conformity with applicable industry standards, in the case of GSM-based handsets, the full type approval, or FTA, for its conformity with GSM standards, we achieve the first milestone with respect to the design. When the mobile handset design receives regulatory approval for its use in the intended country, in the case of China, a China type approval, or CTA, we achieve the second milestone. When the customer accepts the mobile handset design and is ready to begin mass production of mobile handsets based on our design, we achieve the last milestone, which we refer to as shipping acceptance, or SA. The handset design process normally includes hardware, software, mechanical engineering design, testing and quality assurance, pilot production, production support and other incidental support requested by customers. Because the software element of the handset has been deemed more than incidental for the handset design process taken as a whole, we recognize revenues in accordance with Statement of Position, or SOP, 97-2. The handset design process requires significant production, development and customization of software, accordingly, as prescribed by SOP97-2 revenue is recognized using the percentage of completion method in accordance with SOP81-1, “Accounting for Performance of Construction Type and Certain Performance Type Contracts”. We recognize revenue only upon achievement of each milestone (i.e. FTA, CTA and SA), which is consistent with the use of an output measure. The milestones can vary depending on the customers’ requirements. The percentage of completion designated for each milestone, however, is the percentage that would be obtained by using an input measure (i.e. labor hours and other relevant costs incurred). We believe that designating the percentage of completion for each milestone based on labor hours and other relevant costs incurred, as opposed to by reference to the amounts that become billable at the milestone, is more reflective of the progress completed through the date of the milestone. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the milestone has been achieved and/or accepted by the customer.
     In 2006, we began to expand our international customer base by developing handsets on new technology platforms. These international customers might not subject to the PRC certification standards mentioned above, namely FTA and CTA, but the pre-agreed milestones stipulated by contract, such as engineering prototype or EP, semi-production or SP and pilot production or PP. Achievement of these milestones is independently verified by customers before revenue is recognized.
     Royalty. In addition to design fee, we also charge royalty to certain customers. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured or sold by a customer. Royalty income is recognized when the confirmation of manufacturing or selling volume is obtained from customers.
     Product and component sales. Revenue from sales of products and components, including handsets and smart phones designed by us and manufactured by EMS providers, PCBAs, PCBs, wireless modules and other electronics components is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred.
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

	For the Year Ended December 31,
	2004	2005	2006
	(In thousands)
Consolidated Statement of Operations Data
Net revenues:
Design fees	$29,495	$63,020	$29,864
Royalty income	6,961	15,651	7,674
Component and product sales	10,104	11,439	43,266

Total net revenues	$46,560	$90,110	$80,804

Cost of revenues:
Design fees	$10,951	$26,258	$19,998
Royalty income	725	—	—
Component and product sales	8,208	8,803	35,107

Total cost of revenues	$19,884	$35,061	$55,105

Gross profit:
Design fees	$18,544	$36,762	$9,866
Royalty income	6,236	15,651	7,674
Component and product sales	1,896	2,636	8,159

Total gross profit	$26,676	$55,049	$25,699

Operating expenses:
General and administrative	$(4,771)	$(9,574)	$(15,110)
Research and development	(2,506)	(3,447)	(21,970)
Selling and marketing	(694)	(1,269)	(2,260)
Leasehold improvement impairment	—	—	(1,388)

Total operating expenses	$(7,971)	$(14,290)	$(40,728)

Other operating income	—	—	180

Income (loss) from operations	$18,705	$40,759	$(14,849)
Total other income (loss), net	(484)	2,149	4,741
Income taxes	—	(54)	(100)
Minority interests	23	(1,469)	1,808

Equity in loss of an affiliate	—	—	(393)

Net (loss) income	$18,244	$41,385	$(8,793)

Comparison of the Year Ended December 31, 2005 and the Year Ended December 31, 2006
Net Revenues
     Our net revenues decreased by 10.3% from US$90.1 million in 2005 to US$80.8 million in 2006. The decrease was primarily attributable to a substantial decrease in net revenues from design fees and, to a much lesser extent, decreases in net revenues from royalty income, offset by an increase in net revenues from products sales.
     Design Fees. Our net revenues from design fees decreased substantially by 52.6% from US$63.0 million in 2005 to US$29.9 million in 2006 because of a significant decrease in our wireless handset design service revenues from our international customers in 2006 compared to 2005.
     Royalty Income. Our royalty income decreased by 51.0% from US$15.7 million in 2005 to US$7.7 million in 2006. The decrease was primarily attributable to a decrease in our royalty revenues from our domestic customers in 2006 compared to 2005.
     Component and Product Sales. Revenues from our component and product sales increased by 278.2% from US$11.4 million in 2005 to US$43.3 million in 2006. The increase was primarily due to the commencement of our sales of smart phone in 2006 and, to a lesser extend, the commencement of our sales of PCBAs in 2006.
Cost of Revenues
     Cost of revenues increased substantially by 57.2% from US$35.1 million in 2005 to US$55.1 million in 2006. The increase was primarily attributable to a substantial increase in cost of revenues for products sales which had a lower margin, slightly offset by a decrease in cost of revenues for design fees.
     Design Fees. Cost of revenues for design fees decreased by 23.8% from US$26.3 million in 2005 to US$20.0 million in 2006, primarily as a result of the substantial decrease in revenues from design fee.
     Royalty Income. We did not incur any cost of revenues for royalty income in both 2006 and 2005.
     Component and Product Sales. Cost of revenues for component and product sales increased substantially from US$8.8 million in 2005 to US$35.1 million in 2006. The increase was due primarily to the substantial increases in products sales from 2005 to 2006.
Gross Profit
     Our gross profit was US$25.7 million in 2006, compared to US$55.0 million in 2005, representing gross margins of 31.8% and 61.1%, respectively.
     Design Fees. Our gross profit for design fees was US$9.9 million in 2006, compared to US$36.8 million in 2005, representing gross margins of 33.0% and 58.3%, respectively. The decrease in gross margin was primarily the result of a decrease in the average design fee per project and the decrease in the number of projects in 2006 as compared to 2005.
     Royalty Income. Our gross profit for royalty income was US$7.7 million in 2006, compared to US$15.7 million in 2005, representing gross margins of 100% and 100%, respectively.
     Component and Product Sales. Our gross profit from component and product Sales was US$8.2 million in 2006, compared to US$2.6 million in 2005, representing gross margins of 18.9% and 23.0%, respectively. The decrease in gross margin was primarily the result of lower margin contribution from selling smart phones and CDMA-based wireless modules.
Operating Expenses
     Operating expenses increased substantially from US$14.3 million in 2005 to US$40.7 million in 2006. The increase was due primarily to an increase in research and development and, to a lesser extent, increases in general and administrative expenses and selling and marketing expenses.
     General and Administrative. General and administrative expenses increased from US$9.6 million in 2005 to US$15.1 million in 2006. The increase was due primarily to recording allowance for doubtful account and exchange loss due to the depreciation of U.S. Dollar.

     Research and Development. Research and development expenses increased substantially from US$3.4 million in 2005 to US$22.0 million in 2006. The increase was due primarily to our continuous investment in emerging technologies and development in smart phone products.
     Selling and Marketing. Selling and marketing expenses increased by 78.1% from US$1.3 million in 2005 to US$2.3 million in 2006. The increase was due primarily to the increase in our selling and marketing staff and activities as we expanded our efforts to market and sell our services.
     Leasehold Improvement Impairment. Leasehold improvement impairment was US$1.4 million in 2006, compared to nil in 2005. The impairment was due to the moving of our offices from premises that we leases to premises that we acquired.
Other Operating Income
     We recorded an other operating income of US$0.2 million in 2006 as compared to nil in 2005. The other operating income was due to subsidy granted by government.
Other Income (Loss), Net
     We recorded other income, net of US$4.8 million in 2006 as compared to other income, net of US$2.1 million in 2005, primarily due to an increase in interest income and decrease in expenses related to change in the fair value of put and call option.
Net Income
     As a result of the cumulative effect of the foregoing factors, we incurred a net loss of US$8.8 million in 2006, while we recorded a net income of US$41.4 million in 2005.
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

     Component Products. Cost of revenues for component products increased slightly by 7.3% to US$8.8 million in 2005 from US$8.2 million in 2004. The increase was due primarily to the increases in sales of component products in 2005.
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
B. Liquidity and Capital Resources
     The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)
Net cash provided by operating activities	$25,809	$16,950	$5,434
Net cash used in investing activities	(8,112)	(5,529)	(30,212)
Net cash provided by financing activities	9,700	89,259	(1,953)
Effect of exchange rate changes	(10)	1,441	2,696
Net increase in cash and cash equivalents	27,387	102,121	(24,035)
Cash and cash equivalents at beginning of period	7,699	35,086	137,207
Cash and cash equivalents at end of period	$35,086	$137,207	$113,172

     We have financed our operations through cash generated from our operating activities and securities issuances, including our initial public offering in May 2005. As of December 31, 2006 and December 31, 2005, we had US$113.2 million and US$137.2 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and bank deposits with terms of three months or less. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next twelve months. We may, however, require additional cash resources beyond the next twelve months due to higher than expected growth in our business or other changing business conditions or future developments, including any possible investments or acquisitions. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.
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
     Operating Activities. Net cash provided from operating activities decreased substantially from US$17.0 million in 2005 to US$5.4 million in 2006, due to the decrease in revenue, the increase in cost of revenues and operating expenses. Net cash provided from operating activities decreased substantially to US$17.0 million in 2005 from US$25.8 million in 2004. The decrease was due primarily to a substantial increase in accounts receivable and a decrease in advance from customers in 2005.
     In connection with our design services, our customers typically pay us a portion of design fees immediately after the design contract is executed. We account such fees as deferred revenue only until a pre-agreed milestone has been reached. Deferred revenue increased fromUS$1.8 million in 2005 to US$5.4million in 2006. The increase was mainly due to the upfront design fees paid by one international customer. Due to the increasing competition among mobile handset design houses, the percentage of the upfront design fees to the total design fees paid to us by our customers in connection with a mobile handset design project was smaller in 2005 as compared to 2004. As a result, the amount of deferred revenue decreased by 87.9% to US$1.8 million in 2005 from US$15.2 million in 2004 even though design fee revenues increased by 113.7% during the same period.
     In connection with sales of products and components, our customers typically pay us a portion of the selling price before the products and components are delivered. We account for such prepayment as advance from customers until all the risks and rights associated with the products and the components have been passed to our customers. Advance from customers increased fromUS$0.4 million in 2005 to US$5.2million in 2006. The increase was due primarily to the increase in sales of products in 2006.
     Our accounts receivable amounted to US$7.8 million, US$34.1 million and US$37.2 million as of December 31, 2004, 2005 and 2006, respectively. Our inventories amounted to US$5.0 million, US$5.0 million and US$8.5 million as of December 31, 2004, 2005 and 2006, respectively.
     Investing Activities. Net cash used in investing activities substantially increased from US$5.5 million in 2005 to US$30.2 million in 2006. The substantial increase in our investing activities in 2006 was due primarily to investment in an affiliate and purchase of fixed assets. Net cash used in investing activities decreased to US$5.5 million in 2005 from US$8.1 million in 2004. Our investing activities in 2005 primarily consist of the purchase of plant, machinery and equipment and intangible assets. Our investing activities in 2004 primarily consist of the purchase of plant, machinery and equipment and the purchase of intangible assets for our mobile handset design business.

     Financing Activities. Net cash used by financing activities was US$2.0 million in 2006 while net cash provided by financing activities was US$89.3 million in 2005. This change in 2006 was primarily due to US$3.0 million capital contribution provided by Qualcomm and US$4.6 million used in repurchasing our ordinary shares from the open market. Net cash provided by financing activities increased significantly to US$89.3 million in 2005 from US$9.7 million in 2004. Net cash provided by financing activities in 2005 primarily consisted of net proceeds received from our initial public offering in May 2005. Net cash provided by financing activities was US$9.7 million in 2004, primarily consisting of US$10.0 million from net issuance of interest-free convertible notes to three strategic investors in April 2004.
     Our capital expenditures amounted to US$6.2 million, US$9.4 million and US$23.8 million in 2004, 2005 and 2006, respectively. Our historical capital expenditure consisted principally of purchases of software, machinery, equipment and other items related to our mobile handset design services. We incurred capital expenditures totaling approximately US$23.8 million in 2006, which primarily consisted of plant and machinery, leasehold improvements and furniture, fixtures and equipment.
     Our capital expenditure plans for 2007 have not yet been fixed, but we expect to spend approximately RMB149.0 million (US$19.1 million), primarily for acquiring premises in Beijing and Hangzhou. On March 23, 2006, we entered into contracts to purchase six floors in a commercial building in Beijing for an aggregate consideration of approximately RMB89.8 million (US$11.5 million). Under these contracts, we are required to pay the seller of the property RMB50 million (US$6.4 million) by July 30, 2006 and the remainder by January 10, 2007. On February 11, 2007, we have entered into a contract to construct a building in Hangzhou for a provisional consideration of approximately RMB80.0 million (US$10.2 million). Under this contract, we have paid RMB40 million (US$5.1 million) in the first quarter of 2007 and will pay the remainder according to the progress of the construction.
C. Research and Development, Patents and Licenses, etc.
     See “Item 4.B. Information on the Company — Business Overview.”
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2004 to December 31, 2006 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Contractual Obligations
     The following table sets forth our contractual obligations as of December 31, 2006:

		Payment Due by Period
		Less Than 1	1-3	3-5	More Than 5
Contractual Obligations	Total	Year	Years	Years	Years
	(In thousands of $)
Operating lease obligations	1,195	740	455	—	—
Purchase obligations (1)	1,700	1,197	503	—	—

Total	2,895	1,937	958	—	—

(1)	Purchase obligations relating to the purchase of plant, machinery and equipment.

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
     Foreign Exchange Risk. Substantially all of our revenues and substantially all our cost of revenues are denominated in RMB, with an immaterial portion of our cost of revenues denominated in the U.S. dollar, for which we have not incurred any material foreign exchange gains or losses. In 2006, we invested US$39 million in Techfaith Hangzhou and TechSoft in China. As of December 31, 2006, we had U.S currency deposit of US$39 million in China. Our exchange losses were US$1.2 million in 2006 due to the U.S currency deposited in China. We believe that we currently have significant direct foreign exchange risk. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar. For example, the daily fluctuation range between the Renminbi and the U.S. dollar reached 160 basis points, or 0.16%, on September 15, 2006. From July 21, 2005 to June 25, 2007, the Renminbi cumulatively appreciated approximately 8.0% over the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.
H. Recent Accounting Pronouncements
     In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (SFAS 159).
     SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. We are currently evaluating whether the adoption of SFAS 159 will have a material effect on our consolidated results of operations and financial condition.
     In September 2006, the Financial accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 12, 2007, and interim periods within those fiscal years. Early adoption is permitted. We do not expect the adoption of SFAS157 will have a material effect on its results of operations and financial conditions.
     In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We adopted FIN48 in the first quarter of 2007 and it did not have any material effect on our results of operations and financial conditions.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Defu Dong	36	Chairman and Chief Executive Officer
Jy-Ber Gilbert Lee	51	Director, President and Chief Operating Officer
Baozhuang Huo	36	Director, Chief Executive Officer of Handset Design Unit
Hung Hsin (Robert) Chen	61	Independent Director
Ying Han	53	Independent Director
Ken Lu	44	Independent Director
Hui (Tom) Zhang	34	Independent Director
Christopher Patrick Holbert	36	Chief Financial Officer
Changke He	45	Chief Technology Officer
Yibo Fang	38	President of STEP Technologies
Xiaonong Cai	37	Vice President
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
     Dr. Ken Lu has been our independent director since August 2006. Dr. Lu is the founder and managing director of APAC Capital Advisors Limited, an investment management company focusing on the Greater China markets. Prior to founding APAC Capital, Dr. Lu worked as a research analyst at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston or CSFB). He served as the Head of China Research at CSFB from October 2001 to May 2004, managing a team of over 10 research analysts and directing CSFB’s overall China research products. He holds a Bachelor of Science degree from the Beijing University, a Master of Science degree from the Brigham Young University, and a Ph. D. degree in finance from the University of California, Los Angeles.
     Dr. Hui (Tom) Zhang has been our independent director since April 1, 2006. Dr. Zhang is a co-founder and Chief Executive Officer of Innofidei Inc., a fabless semiconductor company in China founded in 2006. Dr. Zhang was a co-founder of Vimicro International (Nasdaq: VIMC). He also serves as an independent director of KongZhong Corporation and Qiaoxing Mobile. He is secretary general of the Mobile Multimedia Technology Alliance (MMTA). Dr. Zhang received a bachelor of science degree from the University of Science & Technology of China and a Ph.D. degree in electrical engineering from the University of California at Berkeley. He received the 2005 University of California at Berkeley Outstanding Engineering Alumni Award.
Other Executive Officers
     Mr. Christopher Patrick Holbert has been our Chief Financial Officer beginning on July 1, 2006. Mr. Holbert served as Director of Finance for CDC Corporation, where he managed Nasdaq and SEC reporting, the Sarbanes Oxley compliance and other finance operations. Prior to this role, Mr. Holbert served as Director of Sarbanes Oxley Compliance at CDC Corporation, and Vice President of Finance at CDC’s Newpalm China subsidiary. Earlier in his career, Mr. Holbert worked as an auditor and consultant at Deloitte Touche Tohmatsu at its New York and Taipei offices. Mr. Holbert holds a Bachelor of Science degree with a concentration in Accounting from Bowie State University in Maryland and is a New York state licensed CPA.
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
     The business address of our directors and executive officers is c/o China Techfaith Wireless Communication Technology Limited, Tower D2, IT Park, Electronic Town, No. 10A, Jiu Xian Qiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.
B. Compensation of Directors and Executive Officers
     In 2006, the aggregate cash compensation and benefits that we paid to our executive officers, including all the directors, were approximately US$1.1 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
Share Incentives
     In 2005, our board of directors and our shareholders approved a 2005 share incentive plan, or the 2005 plan, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. A total of 40,000,000 ordinary shares have been reserved for issuance under the 2005 plan, under which 131,636 options and 578,272 restricted shares were issued as of June 25, 2007. Our future grants of share incentives will be made pursuant to the 2005 plan.
     The following table summarizes, as of June 25, 2007, the outstanding options granted under our 2005 Plan to our directors and senior executive officer named below since our board of directors adopted the 2005 Plan.

	Ordinary
	Shares
	Underlying
	Options	Exercise Price	Date of	Date of
	Granted	(US$/Share)	Grant	Expiration
Jy-Ber Gilbert Lee	131,636	1.083	August 13, 2005	August 13, 2015

Total	131,636

     The following table summarizes, as of June 25, 2007, the restricted shares granted under our 2005 Plan to our directors and senior executive officer named below since our board of directors adopted the 2005 Plan

	Ordinary
	Shares
	Underlying
	the Restricted	Purchase
	Shares	Price		Vesting
	Granted	(US$/Share)	Date of Grant	Schedule
Christopher Patrick Holbert	315,000	—	July 1, 2006	(1)
Hung Hsin (Robert) Chen	65,818	—	August 12, 2006	(2)
Ying Han	65,818	—	August 12, 2006	(3)
Hui (Tom) Zhang	65,818	—	August 12, 2006	(3)
Ken Lu	65,818	—	November 11, 2006	(4)

Total	578,272

(1)	One third of the restricted shares will vest every twelve months after the grant date;

(2)	100% of the restricted shares vested immediately on the grant date;

(3)	50% of the restricted shares vested immediately on the grant date, and the remaining 50% of the restricted shares vested on April 1, 2007;

(4)	50% of the restricted shares vested immediately on the grant date, and the remaining 50% of the restricted shares will vest on November 1, 2007.
     The following paragraphs describe the principal terms of the 2005 plan.
     Types of Awards. We may grant the following types of awards under our 2005 plan:
▪	our ordinary shares;

▪	options to purchase our ordinary shares;

▪	restricted shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;

▪	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;

▪	share appreciation rights, which provide for the payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

▪	dividend equivalent rights, which represent the value of the dividends per share that we pay.
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
C. Board Practices
     In 2006, our directors held meetings or passed resolutions by unanimous written consent four times. Each director participated in all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules.
     Due to Mr. Peter Clarke’s resignation in August 2006, we received a Nasdaq Staff Deficiency Letter on August 18, 2006 indicating that we failed to comply with the majority independent board and three-member audit committee requirements set forth in Marketplace Rules 4350(c) and 4350(d)(2) during the short interim period between Mr. Clarke’s resignation and August 18, 2006. The same letter also states that we have regained compliance with Marketplace Rules as a result of the subsequent appointment of Dr. Lu later in August 2006.
Committees of the Board of Directors
     Audit Committee . Our audit committee reports to the board regarding the appointment of our independent auditors, the scope of the annual audits, the fees paid to our independent auditors, the results of our annual audits, compliance with our accounting and financial policies and management’s procedures, policies relatively to the adequacy of our internal accounting controls, and pre-approval of non-audit services to us rendered by our independent auditors. In 2006, our audit committee held four meetings.
     Our audit committee currently consists of Messrs. Ken Lu and Robert Chen and Ms. Ying Han, all of whom meet the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act. Each of them also meets the independence definition under Rule 4200 of the Nasdaq Rules. Mr. Ken Lu and Ms. Ying Han are “financial experts” as defined under the Nasdaq Rules.
     Compensation Committee . Our compensation committee reviews and evaluates and, if necessary, revises the compensation policies adopted by the management. Our compensation committee also determines all forms of compensation to be provided to our three most senior executive officers. In addition, the compensation committee reviews all annual bonuses, long-term incentive compensation, share options, employee pension and welfare benefit plans. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated.

     Our compensation committee currently consists of Messrs. Hui (Tom) Zhang and Hung Hsin (Robert) Chen, both of whom meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules. In 2006, our compensation committee held four meetings.
     Corporate Governance and Nominating Committee . Our corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee monitor compliance with the code of business conduct and ethics and applicable laws and practice of corporate governance.
     Our corporate governance and nominating committee currently consists of Messrs. Hui (Tom) Zhang and Hung Hsin (Robert) Chen, both of whom meet the “independence” definition under the Nasdaq Rules. In 2006, our corporate governance and nominating committee held three meetings.
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
D. Employees
     As of December 31, 2006, we had 2,324 employees, including 2,128 in research and development and supportive function, 73 in selling and marketing and 123 in management and administration. The number of our employees was subsequently reduced to 1,504 by May 2007 due to an organizational restructuring. We consider our relations with our employees to be good.
E. Share Ownership
     As of both December 31, 2006 and June 25, 2007, 649,692,954 ordinary shares of our company were outstanding, excluding shares issuable upon exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of June 25, 2007, by each of our directors and executive officers.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Directors and Executive Officers:
Defu Dong (3)	249,250,000	38.4%
Christopher Patrick Holbert (4)	105,000	*
Jy-Ber Gilbert Lee (5)	131,636	*
Hung Hsin (Robert) Chen (6)	65,818	*
Ying Han (7)	65,818	*
Hui (Tom) Zhang (8)	65,818	*
Ken Lu (9)	32,909	*
All directors and executive officers as a group (10)	249,716,999	38.4%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 649,692,954, being the number of ordinary shares outstanding as of June 25, 2007, and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after June 25, 2007, or the number of restricted shares held by such person or group, if any, that will fully vest within 60 days after June 25, 2007, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after June 25, 2007 by option or other agreement.

(3)	Includes 165,750,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust, and 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust. Mr. Defu Dong is the sole director of each of Oasis Land Limited and Helio Glaze Limited, with the sole power to vote on behalf of Oasis Land Limited and Helio Glaze Limited on all matters of TechFaith requiring shareholder approval. The business address for Defu Dong is Tower D2, IT Park, Electronic Town, No. 10A, Jiu Xian Qiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.

(4)	Includes 105,000 restricted shares that were granted to Christopher Patrick Holbert on July 1, 2006 and that will fully vest within 60 days after June 25, 2007.

(5)	Includes 131,636 ordinary shares that were issuable upon exercise of options exercisable within 60 days after June 25, 2007 held by Mr. Lee.

(6)	Includes 65,818 restricted shares that were granted to Robert Chen on August 12, 2006, the previous granted 131,636 share options were cancelled accordingly.

(7)	Includes 65,818 restricted shares that were granted to Ying Han on August 12, 2006.

(8)	Includes 65,818 restricted shares that were granted to Hui (Tom) Zhang on August 12, 2006.

(9)	Includes 32,909 restricted shares that were granted to Ken Lu on November 11, 2006.

(10)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Defu Dong, Christopher Patrick Holbert , Jy-Ber Gilbert Lee, Hung Hsin (Robert) Chen, Ying Han, Hui (Tom) Zhang and Ken Lu.
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of December 31, 2006, by each of our principal shareholders.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Principal Shareholders:
Hongmei Yue (3)	99,250,000	15.3%
Fidelity Management & Research Company (4)	66,806,940	10.3%
Lin Dong (5)	35,009,655	5.4%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 649,692,954, being the number of ordinary shares outstanding as of Decmber 31, 2006, and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after December 31, 2006, or the number of restricted shares held by such person or group, if any, that will fully vest within 60 days after December 31, 2006, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after December 31, 2006 by option or other agreement.

(3)	Includes 82,500,000 ordinary shares held by Bright Garnet Limited, which is ultimately 98%-owned by The Faith’s Trust and 2%-owned by Liu’s Offshore Trust, and 16,750,000 ordinary shares held by Geranium Joy Limited, which is ultimately owned by He’s Offshore Trust. Ms. Hongmei Yue is the sole director of each of Bright Garnet Limited and Geranium Joy Limited, with the sole power to vote on behalf of Bright Garnet Limited and Geranium Joy Limited on all matters of TechFaith requiring shareholder approval. The business address for Hongmei Yue is c/o Raymond Song, Tower D2, IT Park, Electronic Town, No. 10A, Jiu Xian Qiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.

(4)	Includes 66,806,940 ordinary shares held by Fidelity Managment & Research Company, which is a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The business address for Fidelity Managment & Research Company is 82 Devoshire Street, Boston, Masschusetts 02109.

(5)	Includes 35,009,655 ordinary shares held by Crossvine Assets Limited, which is ultimately owned by Dong’s 2 Family Trust. Mr. Lin Dong is the sole diretor of Crossvine Assets Limited with the sole power to vote on behalf of Crossvine Assets Limited on all matters of TechFaith requiring shareholder approval. The business address for Lin Dong is Room 1106, No. 103, Wang Jing, Li Zhe Xi Yuan, Chao Yang District, Beijing, People’s Republic of China.

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
     Demand Registration Rights . At any time commencing six months after our company’s initial public offering, holders of a majority of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities, except other than pursuant to a registration statement on Form F-4 or S-8, so long as the aggregate amount of securities to be sold under the registration statement exceeds $5.0 million. However, we are not obligated to effect any such demand registration if we have within the six month period preceding the demand already effected a registration or if such holders had an opportunity to be included in a registration pursuant to their piggyback registration rights. We have the ability to delay or withdraw the filing of a registration statement for up to ninety days if our board of directors determines there is a valid business reason to delay such filing. We are not obligated to effect such demand registrations on more than two occasions.
     Form F-3 Registration Rights . Upon our company becoming eligible for use of Form F-3, holders of a majority of the registrable securities have the right to request we file a registration statement under Form F-3. Such requests for registrations are not counted as demand registrations.
     Piggyback Registration Rights . If, at any time after our company’s initial public offering, we propose to file a registration statement with respect to an offering for our own account, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement, other than pursuant to a registration statement on Form F-4 or S-8. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares on the same terms and conditions as the securities of our company.
     Expenses of Registration . We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective; except, shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities, and shall bear the fees and expenses of their own counsel.
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
Transactions with NEC
     On September 26, 2003, we entered into a joint venture agreement with NEC for the establishment of STEP Technologies, which was formed in November 2003. We contributed US$4.2 million and NEC contributed US$1.8 million as the registered capital of STEP Technologies, in return for a 70% and 30%, respectively, equity interest in STEP Technologies. Pursuant to the joint venture agreement, NEC’s consent is required for certain matters of STEP Technologies, including amendment of the articles of association, profit distribution or loss treatment, sale or transfer of intangible assets, and investment in any other entity. On March 30, 2007, Techfaith BVI entered into a share transfer agreement with NEC to purchase the 30% equity interest in STEP Technologies held by NEC. After the acquisition, STEP Technologies has become our wholly-owned subsidiary.
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
     In 2003, 2004, 2005 and 2006, we reimbursed SEF an aggregate amount of US$0.55 million, US$nil million, US$nil million and US$nil, respectively, for certain staff remuneration that SEF paid on behalf of our company before we established our statutory employee welfare reserve system under PRC law.
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
Transactions with an Employee
     In 2005, we sold component products to a corporate customer, in which 30% of shareholding is owned by an employee of the Group. Total net revenues from this corporate customer amounted to US$1,622 and nil for 2005 and 2006, respectively, and the related accounts receivable as of December 31, 2005 and 2006 was US$1,622 and nil, respectively.
     On October 20, 2003, TechFaith China, and our directors Mr. Defu Dong and Mr. Jun Liu and our officer Mr. Yibo Fang entered into a patent application transfer agreement pursuant to which Mr. Defu Dong, Mr. Jun Liu and Mr. Yibo Fang agreed to transfer to TechFaith China without payment a patent application dated July 17, 2003 related to a new mobile handset design named “Baby Handset.”
Potential Transactions with a Director and Officer
     Our chief executive officer and major shareholder, Mr. Defu Dong, has expressed his intention to invest in companies that provide handset components, tooling and manufacturing services which will not be competing with our company. In the future, these companies could engage in business with us. According to our internal control policies, such business engagement, if any, must be on normal arms-length business terms and must be subject to approval by our board of directors and our audit committee and will be disclosed in a timely manner in compliance with applicable regulations.
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
B. Significant Changes
     Since our inception, we had historically focused our resources primarily on providing mobile handset design services to meet our customers’ demand. From March 2006, we began to re-organize our business operations into three parts, which were (1) handset design, (2) sales of products and components, and (3) wireless software and applications. Products and components sold by us include feature phones, wireless modules and data cards, and smart phones that are in ODM model.
Item 9. The Offer and Listing
A. Offer and Listing Details
     Our ADSs, each representing 15 of our ordinary shares, have been listed on the Nasdaq Global Market since May 5, 2005. Our ADSs are traded under the symbol “CNTF.”
     For 2006, the trading price of our ADSs on Nasdaq ranged from $6.58 to $18.00 per ADS.
     The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) the year 2006; (2) the first quarter in 2007, all quarters in 2006 and the last two quarters of 2005; and (2) each of the past six months.

	Sales Price
	High	Low
Annual High and Low
2006	18.00	6.58

Quarterly Highs and Lows
Third Quarter 2005	19.50	8.75
Fourth Quarter 2005	18.80	7.80
First Quarter 2006	18.00	10.28
Second Quarter 2006	15.50	12.88
Third Quarter 2006	15.40	6.58
Fourth Quarter 2006	11.28	6.60
First Quarter 2007	11.13	8.11

Monthly Highs and Lows
January 2007	11.13	9.45
February 2007	10.87	8.30
March 2007	9.90	8.11
April 2007	9.45	7.83
May 2007	8.19	5.50
June 2007 (through June 25, 2007)	6.20	5.30

B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing 15 of our ordinary shares, have been listed on the Nasdaq Global Market since May 5, 2005 under the symbol “CNTF.”
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     We incorporate by reference into this Annual Report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-123921) filed with the Commission on April 20, 2005. Our shareholders had in 2005 approved an amended and restated memorandum and articles of association of our company, which became effective immediately upon the trading of our ADSs on the Nasdaq Global Market.
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
     PRC government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar. For example, the daily fluctuation range between the Renminbi and the U.S. dollar reached 160 basis points, or 0.16%, on September 15, 2006. From July 21, 2005 to June 25, 2007, the Renminbi cumulatively appreciated approximately 8.0% over the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
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
U.S. Federal Income Taxation
     The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
▪	banks;

▪	certain financial institutions;

▪	insurance companies;

▪	broker dealers;

▪	traders that elect to mark to market;

▪	tax-exempt entities;

▪	persons liable for alternative minimum tax;

▪	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

▪	holders that actually or constructively own 10% or more of our voting stock;

▪	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

▪	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.
     INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.
     The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
▪	a citizen or resident of the United States;

▪	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

▪	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

▪	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial trust decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.
     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
     With respect to non-corporate U.S. Holders (including individual U.S. Holders), for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income”, and thus may be taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on Nasdaq will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares and the effect of any change in law relating to such lower rate.
     To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.
     For foreign tax credit limitation purposes, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to the ADSs or ordinary shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit limitation are complex and U.S. Holders should consult their tax advisors to determine the effect of these rules in their particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Your tax basis in an ADS or ordinary share generally will equal to the cost of such ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company
     A non-U.S. corporation is considered to be a passive foreign investment company, or PFIC, for any taxable year if, applying certain look-through rules, either:
▪	at least 75% of its gross income is passive income, or

▪	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
     Based on the market value of our ADSs, the composition of our assets and income and our operations, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2006.
     We are treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
     We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a PFIC in future taxable years. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you own ADSs or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.
     If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Under these special tax rules:
▪	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

▪	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

▪	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.
Information Reporting and Backup Withholding
     Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28% (which rate currently is scheduled to increase to 31% for taxable years beginning on or after January 1, 2011). Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
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
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not Applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not Applicable.

Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     As required by Rule 13a-15(b) under the Exchange Act, our management, including our Chief Executive Officer, Defu Dong, and our Chief Financial Officer, Christopher Holbert, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that, solely because of the material weaknesses in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.
Report of Management on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes (i) maintaining records that in reasonable detail accurately and fairly reflect our transactions; (ii) providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; (iii) providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and (iv) providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.
     Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     The Securities and Exchange Commission, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s internal control over financial reporting was ineffective as of December 31, 2006 due to the material weaknesses described below.
     We have identified certain material weaknesses, in our internal control over financial reporting, as defined in Audit Standard No. 2 of the Public Company Accounting Oversight Board. Material weaknesses identified as a result of our assessment are as follows:
     1) We did not maintain effective controls over the recognition of social welfare costs payable to the various cities in China in which we operate.
     2) We did not maintain effective contract management controls to ensure that new, modified or cancelled contracts and customer purchase orders were properly authorized. Terms included in customer purchase orders are insufficient.
     3) We did not maintain effective controls over the valuation and accuracy of inventory held at EMS factories. Specifically, we did not maintain effective controls to track the status of our inventory held at the EMS factories.
     4) We lacked sufficient reconciliation procedures between our sales department, commercial department personnel and accounting and finance personnel.

     5) We have insufficient accounting and financial staff with US GAAP knowledge and experience.
Changes in Internal Control over Financial Reporting
     As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there has been no such change during the period covered by this annual report.
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

	For the Year Ended December 31,
	2005	2006
	(In thousands of $)
Audit fees (1)	395	605
Audit-related fees (2)	118	200
Tax fees (3)	8	55

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the year ended December 31, 2006.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
Item 16.D. Exemptions from the Listing Standards for Audit Committees
     We are in compliance with Rule 10A-3 under the Exchange Act and The Nasdaq Stock Market, Inc. Marketplace Rules with respect to the audit committee.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     In 2006, our board of directors authorized the repurchase of up to $40 million of our company’s outstanding ADSs from time to time on the open market over the next six months, depending on market conditions, ADS price and other factors and subject to the requirements of applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. We obtained the required shareholder approval for our share repurchase program at our annual general meeting of shareholders held on September 18, 2006. We have purchased approximately 577,000 ADSs through our share repurchase program.
PART III
Item 17. Financial Statements
     We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
     The consolidated financial statements for China Techfaith Wireless Communication Technology Limited and its subsidiaries are included at the end of this annual report.
Item 19. Exhibits

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.3	Note Subscription and Rights Agreement, dated as of April 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.4	Transfer and Assumption Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.5	Share Swap Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.1	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.4	Memorandum of Understanding dated December 24, 2003 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.5	CDMA Modem Card License Agreement dated March 9, 2004 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

Exhibit Number	Document
4.6	Joint Venture Agreement dated September 26, 2003 between the Registrant and NEC (incorporated by reference to Exhibit 99.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.7	Lease Agreement dated July 31, 2003 between the Registrant and Beijing Sino-Electronics Future Telecommunication R&D, Ltd. (incorporated by reference to Exhibit 99.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.8	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.5 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.9	Agreement dated June 29, 2004 between the Registrant and a PRC subsidiary of NEC (translation) (incorporated by reference to Exhibit 99.6 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.10	Agreement dated December 20, 2004 between the Registrant and a PRC subsidiary of NEC (translation) (incorporated by reference to Exhibit 99.7 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.11	Series A Preferred Share Purchase and Sale Agreement dated March 22, 2006 among the Registrant, QUALCOMM and Techfaith Software (China) Holding Limited (incorporated by reference to Exhibit 4.11 from our Registration Statement on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 29, 2006).

4.12	Contract for Purchase of Building dated March 23, 2006 between Beijing Electronics City Co., Ltd. and Techfaith Wireless Communication Technology (Beijing) Limited (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.12 from our Registration Statement on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 29, 2006).

4.13	Contract for Purchase of Building dated March 23, 2006 between Beijing Electronics City Co., Ltd. and Techfaith Intelligent Handset Technology (Beijing) Limited (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.13 from our Registration Statement on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 29, 2006).

4.14*	Construction Contract dated February 11, 2007 between Techfaith Wireless Communication Technology (Hangzhou) Limited and Hangzhou Jiang Qian Construction Engineering Co., Ltd.

8.1*	Subsidiaries of the Registrant.

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman.

15.2*	Consent of Guantao Law Firm.

*	Filed with this annual report on Form 20-F.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY

By: Name:	/s/ Defu Dong Defu Dong
Title:	Chief Executive Officer
Date: June 29, 2007

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED:
We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entity (the “Group”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the three years in the period ended December 31, 2006 and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2006 and the results of its operations and its cash flows for the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
May 25, 2007

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$137,207	$113,172
Restricted cash	—	5,205
Accounts receivable, net of allowances of $678 in 2005 and $4,448 in 2006, respectively	34,060	37,229
Notes receivable	1,070	2,234
Inventories, net	4,974	8,546
Prepaid expenses and other current assets	926	9,120

Total current assets	$178,237	$175,506

Deposits for acquisition of plant, machinery, equipment and leasehold improvement	597	5,905
Plant, machinery and equipment, net	14,483	25,092
Acquired intangible assets, net	846	355
Goodwill	—	6
Long-term investment in an affiliate	—	850

TOTAL ASSETS	$194,163	$207,714

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term payable	$—	$443
Accounts payable	3,294	6,678
Notes payable	—	144
Accrued expenses and other current liabilities	9,714	18,812
Advance from customers	429	5,223
Deferred revenue	1,844	5,408
Income tax payable	54	140
Put option liability	—	275

Total current liabilities	$15,335	$37,123

Long-term payable	$—	$398

Total liabilities	$15,335	$37,521

Commitments (Note 16)
Minority interests	$2,975	$3,843
Shareholders’ equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, 658,183,409 in 2005 and 649,692,954 in 2006	$13	$13
Additional paid-in capital	109,798	109,833
Treasury stock, at cost (nil and 8,655,000 shares as of December 31, 2005 and 2006, respectively)	—	(4,628)
Accumulated other comprehensive income	1,456	5,339
Statutory reserve	5,189	6,093
Retained earnings	59,397	49,700

Total shareholders’ equity	175,853	166,350

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$194,163	$207,714

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2004	2005	2006
Revenues:
Design fees	$29,495	$63,020	$29,864
Royalty income	6,961	15,651	7,674
Component sales	10,104	11,439	5,322
Product sales	—	—	37,944

Total net revenues	$46,560	$90,110	$80,804

Cost of revenues
Design fees	10,951	26,258	19,998
Royalty income	725	—	—
Component sales	8,208	8,803	5,264
Product sales	—	—	29,843

Total cost of revenues	19,884	35,061	55,105

Gross profit	26,676	55,049	25,699

Operating expenses:
General and administrative	(4,771)	(9,574)	(15,110)
Research and development	(2,506)	(3,447)	(21,970)
Selling and marketing	(694)	(1,269)	(2,260)
Leasehold improvement impairment	—	—	(1,388)

Total operating expenses	(7,971)	(14,290)	(40,728)

Other operating income	—	—	180

(Loss) income from operations	18,705	40,759	(14,849)
Interest expense	(1,756)	(583)	(18)
Interest income	108	3,843	4,879
Other income	302	192	149
Change in fair value of call option embedded in convertible notes	862	(1,303)	—
Change in fair value of put option	—	—	(269)

(Loss) income before income taxes	18,221	42,908	(10,108)
Income taxes	—	(54)	(100)

(Loss) Income before minority interests	18,221	42,854	(10,208)
Minority interests	23	(1,469)	1,808
Equity in loss of an affiliate	—	—	(393)

Net (loss) income	$18,244	$41,385	$(8,793)

Net (loss) income per share:
Basic	$0.04	$0.07	$(0.01)

Diluted	$0.03	$0.07	$(0.01)

Weighted average shares used in computation:
Basic	500,000,000	604,011,009	656,255,882

Diluted	551,823,942	626,626,671	656,255,882

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

						Accumulated			Total
				Additional		other			share	Com-
	Ordinary shares			paid-in	Treasury	comprehensive	Retained	Statutory	holders’	prehensive
	Number		Amount	capital	stock	income	earnings	reserve	equity	income
Balance at January 1, 2004	500,000,000		10	4,832	—	25	3,855	1,102	9,824	$4,981

Foreign currency translation adjustments	—		—	—	—	(10)	—	—	(10)	$(10)
Unrealized gain on available-for-sale- marketable securities	—		—	—	—	32	—	—	32	32
Net income	—		—	—	—	—	18,244	—	18,244	18,244
Provision for statutory reserve	—		—	—	—	—	(3,454)	3,454	—	—

Balance at December 31, 2004	500,000,000		10	4,832	—	47	18,645	4,556	28,090	$18,266

Foreign currency translation adjustments	—		—	—	—	1,441	—	—	1,441	$1,441
Issuance of shares upon the initial public offering, net of offering expenses	158,183,409		2	89,491	—	—	—	—	89,493	—
Conversion of convertible notes	—		1	15,313	—	—	—	—	15,314	—
Unrealized gain on available-for-sale marketable securities	—		—	—	—	74	—	—	74	—
Realized gain on available-for-sale marketable securities	—		—	—	—	(106)	—	—	(106)	—
Share-based compensation	—		—	162	—	—	—	—	162	—
Net income	—		—	—	—	—	41,385	—	41,385	41,385
Provision for statutory reserve	—		—	—	—	—	(633)	633	—	—

Balance at December 31, 2005	658,183,409		$13	$109,798	$—	$1,456	$59,397	$5,189	$175,853	$42,826

Foreign currency translation adjustments	—		—	—	—	3,883	—	—	3,883	3,883
Vesting of restricted shares	164,545		—	116	—	—	—	—	116	—
Forfeiture of stock options	—		—	(81)	—	—	—	—	(81)	—
Repurchase of ordinary shares	(8,655,000	)*	—	—	(4,628)	—	—	—	(4,628)	—
Net loss	—		—	—	—	—	(8,793)	—	(8,793)	(8,793)
Provision for statutory reserve	—		—	—	—	—	(904)	904	—	—

Balance at December 31, 2006	649,692,954		$13	$109,833	$(4,628)	$5,339	$49,700	$6,093	$166,350	$(4,910)

*	Representing 577,000 ADSs.
The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2004	2005	2006
Operating activities:
Net (loss) income	$18,244	$41,385	$(8,793)
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of plant, machinery and equipment	215	6	138
Loss on disposal of intangible assets	—	—	110
Impairment of leasehold improvement	—	—	1,388
Amortization of acquired intangible assets	996	372	381
Amortization of discount on issuance of convertible notes	705	168	—
Inventory provision	—	430	54
Warranty provision	—	1,135	(393)
Bad debts expense	—	678	3,770
Depreciation and amortization of plant, machinery and equipment	2,355	4,415	7,163
Realised gain on investment in marketable securities	(67)	(106)	—
Minority interests	(23)	1,469	(1,808)
Equity in loss of an affiliate	—	—	393
Change in fair value of call option embedded in convertible notes	(862)	1,303	—
Change in fair value of put option	—	—	269
Amortization of share-based compensation	—	162	116
Reversal of share-based compensation	—	—	(81)
Exchange loss	—	—	1,187
Changes in operating assets and liabilities:
Accounts receivable	(2,530)	(26,978)	(6,939)
Notes receivables	(2,296)	1,226	(1,164)
Inventories	(4,298)	(374)	(3,626)
Prepaid expenses and other current assets	(1,868)	1,328	(8,194)
Accounts payable	2,104	460	3,384
Notes payable	—	—	144
Accrued expenses and other current liabilities	2,668	3,962	9,491
Advance from customers	—	(429)	4,794
Deferred revenue	10,466	(13,716)	3,564
Income tax payable	—	54	86

Net cash provided by operating activities	25,809	16,950	5,434

Investing activities:
Investment in an affiliate	—	—	(1,243)
Deposit paid	(3,740)	—	—
Deposits paid for acquisition of plant, machinery and equipment, and acquired intangible assets	(529)	(597)	(4,711)
Purchase of plant, machinery and equipment	(5,643)	(8,832)	(19,082)
Proceeds from sale of plant, machinery and equipment	1	13	29
Purchase of marketable securities	(4,289)	(15,005)	—
Purchase of acquired intangible assets	(1,941)	(273)	—
Proceeds from sale of marketable securities	8,029	19,165	—
Increase in restricted cash	—	—	(5,205)

Net cash used in investing activities	(8,112)	(5,529)	(30,212)

Financing activities:
Proceeds from convertible notes	10,000	—	—
Capital contribution by minority shareholder	—	—	3,000
Repurchase of ordinary shares from market	—	—	(4,628)
Repayment of short-term loan	(300)	—	—
Proceeds from issuance of shares upon initial public offering, net of issuance cost of $10,104	—	89,493	—
Dividend paid to minority shareholder	—	(234)	(325)

Net cash (used) provided by financing activities	9,700	89,259	(1,953)

Effect of exchange rate changes	(10)	1,441	2,696

Net (decrease) increase in cash and cash equivalents	27,387	102,121	(24,035)
Cash and cash equivalents at the beginning of the year	7,699	35,086	137,207

Cash and cash equivalents at the end of the year	$35,086	137,207	113,172

Supplemental cash flow information:
Cash paid during the year for:
Interest	$12	$—	$—

Income taxes	$—	$—	$15

Non-cash financing activities:
Conversion of convertible notes into ordinary shares upon the Group’s initial public offering	$—	$15,314	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Techfaith Wireless Communication Technology Limited (“the Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries and variable interest entity include the following as of December 31, 2006:

	Date of	Place of	Percentage
Subsidiaries	incorporation	incorporation	ownership
Techfaith Wireless Communication Technology (Beijing) Limited (“Techfaith China”)	July 26, 2002	People’s Republic of China (the “PRC”)	100%

Techfaith Wireless Technology Group Limited (“Techfaith BVI”) (formerly known as Techfaith Wireless Communication Technology Limited)	July 8, 2003	British Virgin Islands (the “BVI”)	100%

Great Earnest Technology Limited (“Great Earnest”)	August 8, 2003	BVI	100%

Techfaith Wireless Communication Technology (Beijing) Limited II (“Techfaith Beijing”)	September 5, 2003	PRC	100%

Leo Technology Limited (“Leo Technology”)	October 15, 2003	BVI	100%

STEP Technologies (Beijing) Co., Ltd. (“STEP Technologies”)	November 20, 2003	PRC	70%

Techfaith Intelligent Handset Technology (HK) Limited (“Techfaith HK”) (formerly known as First Achieve Technology Ltd.)	December 29, 2003	Hong Kong	100%

Finest Technology Limited (“Finest Technology”)	January 8, 2004	BVI	100%

Techfaith Wireless Communication (Shanghai) Limited (“Techfaith Shanghai”)	March 22, 2004	PRC	100%

Infoexcel Technology Limited (“Infoexcel Technology”)	April 18, 2005	BVI	100%

Techfaith Wireless Corporation (“Techfaith U.S.”)	August 22, 2005	United States of America (“U.S.”)	100%

Boost Time Limited (“Boost Time”)	August 25, 2005	BVI	100%

Shenzhen Techfaith Intelligent Handset Technology Limited (“Techfaith Shenzhen”)	August 25, 2005	PRC	100%

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES -continued

	Date of	Place of	Percentage
Subsidiaries	incorporation	incorporation	ownership
Techfaith Intelligent Handset Technology (Beijing) Limited (“Techfaith Intelligent Handset Beijing”)	September 9, 2005	PRC	100%

Charm Faith Limited (“Charm Faith”)	November 21, 2005	BVI	100%

Techfaith Wireless Communication (Hangzhou) Technology Limited (“Techfaith Hangzhou”)	April 24, 2006	PRC	100%

Variable interest entity	Date of Incorporation	Place of Incorporation	Percentage Ownership
Techfaith Software (China) Holding Limited (“Techsoft Holding”)	March 17, 2006	Cayman Islands	70%
These companies have been entities under common control which has established the basis to consolidate them from their inception. Accordingly, the accompanying financial statements include the financial statements of the Company, its wholly owned subsidiaries, which consist of Techfaith China, Techfaith BVI, Great Earnest, Techfaith Beijing, Leo Technology, Techfaith HK, Finest Technology, Techfaith Shanghai, Infoexcel Technology, Techfaith Intelligent Handset Beijing, Boost Time, Techfaith U.S., Techfaith Shenzhen, Charm Faith, Techfaith Hangzhou, its non wholly-owned subsidiary, STEP Technologies and its variable interest entity Techsoft Holding. The Company and all of its subsidiaries and the variable interest entity are collectively referred to as the “Group”.
The Group is principally engaged in the provision of customized handset design solutions, which span the entire handset development cycle, from market and industry research, through detailed design and prototype testing, to pilot production and production support. The Group designs handsets for use on Global System for Mobile Communications (GSM)/General Packet Radio Services (GPRS), Code Division Multiple Access (CDMA) and Wideband CDMA (WCDMA) networks based on major baseband technology platforms, including those developed by QUALCOMM, Inc. (QUALCOMM), Philips AG and Texas Instruments, Inc. In 2006, the Group started to design and manufacture handsets and smartphones through Electronics Manufacturing Service (“EMS”) providers.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES -continued

In March 2006, the Group entered into Series A Preferred Shares Purchase and Sell Agreement (“the Agreement”) with QUALCOMM to establish a 70%-owned subsidiary, Techsoft Holding, which engaged in the business of developing software applications for wireless communication devices. According to the Agreement, the Group and QUALCOMM subscribed 70% and 30% of the issued series A preferred shares of Techsoft Holding, respectively. QUALCOMM is granted the right to, upon the occurrence of certain conditions, require the Group to purchase back any or all of its Series A Preferred Shares (“Put option”); and the right to, upon the occurrence of certain conditions, purchase any or all of the Series A Preferred Shares held by the Group at the price and on the terms pre-defined (“Call option”). The exercise price payable for each of the option shares shall be the higher of, the original per share purchase price paid by QUALCOMM or the Group, increased at a continuous compounded growth rate of ten percent (10%) per annum including the date of full payment of the option price, as well as any declared and unpaid dividends accrued or accruing thereupon up until the date of redemption; and the amount equivalent to the business valuation performed by an independent professional valuation company that is mutually agreed upon by QUALCOMM and the Group, in proportion to QUALCOMM ‘s percentage of shareholding on a fully-diluted as converted basis. The terms in the Agreement gives QUALCOMM the unconditional right to exercise its put option at its discretion, and the Group is expected to absorb the majority losses in an expected loss calculation. Accordingly, the Group would be the primary beneficiary of Techsoft Holding.

Through above arrangements, under the requirements of FIN 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46 (R)”), Techsoft Holding has become the variable interest entity of the Group, as a result, the financial statements of Techsoft Holding has been consolidated with the Group since it was established.

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries and its variable interest entity, Techfaith Software (China) Holding Limited. All significant inter-company transactions and balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, allowance for doubtful accounts, provision for inventory write-down, provision for warranty, useful lives and impairment for plant, machinery and equipment and intangible assets, share based compensation expense and valuation allowance for deferred tax assets.

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

Restricted cash

Restricted cash represents the cash used to secure payment to Electronics Manufacturing Service (“EMS”) providers as well as secure notes payable of the Group.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Notes receivable

Notes receivable represents bank and commercial acceptance drafts that are non-interest bearing and due within one year.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. The inventories balances are net of provisions of $430 in 2005 and $499 in 2006, respectively.

Plant, machinery and equipment, net

Plant, machinery and equipment, net are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Office building	48 years
Plant and machinery	4 years
Furniture, fixtures and equipment	4 years
Motor vehicles	4 years
Software	3-4 years
Leasehold improvements	Shorter of the lease terms or 4 years
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

The Group incurred an impairment loss of $Nil, $Nil and $1,388 for the years ended December 31, 2004, 2005 and 2006 respectively.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Goodwill

SFAS No. 142 requires the Group to complete a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. SFAS No. 142 requires completion of this first step within the first six months of initial adoption and annually thereafter. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of good will is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

As of December 31, 2006, the Group has a goodwill balance of $6, representing the fair value of put option granted to Qualcomm in relation to establishment of Techsoft Holding on July 5, 2006 as mentioned in note 1.

Long-term investments

Affiliated company that is not consolidated, but over which the Group exercises significant influence, is accounted for under the equity method of accounting. Whether or not the Group exercises significant influence with respect to an affiliate depends on an evaluation of several factors including, among others, representation on the affiliated company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the affiliated company. Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “Equity in profit or loss of an affiliate” in the consolidated statements of operations. The Group’s carrying value in an equity method affiliated company is reflected in the caption “long-term investments” in the Group’s consolidated balance sheets.

When the Group’s carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in the Group’s consolidated financial statements unless the Group guaranteed obligations of the affiliated company or has committed additional funding. When the affiliated company subsequently reports income, the Group will not record its share of such income until it equals the amount of its share of losses not previously recognized.

The Group shared the loss of an affiliate for $Nil, $Nil and $393 for the years ended December 31, 2004, 2005 and 2006.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Revenue recognition
The Group’s revenues are primarily derived from mobile handset design service and sales of products and components which include the sale of Smart phone, Printed Circuit Board Assemble (“PCBA”), Printed Circuit Board (“PCB”), wireless modules and other electronic components. The Group earns its revenue mainly through design fee, royalties, and sales of products.
Design fee
Design fee is a fixed amount paid in instalments according to pre-agreed milestones. In general, three milestones are identified in the Group’s design contracts with customers. When the mobile handset design receives the approval verifying its conformity with applicable industry standards, in the case of GSM-based handsets, the full type approval, or FTA, for its conformity with GSM standards, the Group achieves the first milestone with respect to the design. When the mobile handset design receives regulatory approval for its use in the intended country, in the case of China, a China type approval, or CTA, the Group achieves the second milestone. When the customer accepts the mobile handset design and is ready to begin mass production of mobile handsets based on the Group’s design, the Group achieves the last milestone, which the Group refers to as shipping acceptance, or SA. The handset design process normally includes hardware, software, mechanical engineering design, testing and quality assurance, pilot production, production support and other incidental support requested by customers. Because the software element of the handset has been deemed more than incidental for the handset design process taken as a whole, the Company recognizes revenues in accordance with Statement of Position (“SOP”) 97-2. The handset design process requires significant production, development and customization of software, accordingly, as prescribed by SOP97-2 revenue is recognized using the percentage of completion method in accordance with SOP81-1, “Accounting for Performance of Construction Type and Certain Performance Type Contracts”. The Group recognizes revenue only upon achievement of each milestone (i.e. FTA, CTA and SA), which is consistent with the use of an output measure. The milestones can vary depending on the customers’ requirements. The percentage of completion designated for each milestone, however, is the percentage that would be obtained by using an input measure (i.e. labor hours and other relevant costs incurred). The Group believes that designating the percentage of completion for each milestone based on labor hours and other relevant costs incurred, as opposed to by reference to the amounts that become billable at the milestone, is more reflective of the progress completed through the date of the milestone. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the milestone has been achieved and/or accepted by the customer.
In 2006, the Group began to expand its international customer base by developing handsets on new technology platforms. These international customers might not subject to the PRC certification standards mentioned above, namely FTA and CTA, but the pre-agreed milestones stipulated by contract, such as engineering prototype or EP, semi-production or SP and pilot production or PP. Achievement of these milestones is independently verified by customers before revenue is recognized.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Revenue recognition - continued
Royalty
In addition to design fee, the Group also charge royalty to certain customers. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured or sold by a customer. Royalty income is recognized when the confirmation of manufacturing or selling volume is obtained from customers.
Product and component sales
Revenue from sales of products and components, including feature phones and Smartphone designed by the Group and manufactured by EMS providers, PCBAs, PCBs, wireless modules and data cards as well as other electronics components is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred.
Product warranty
The Group’s product warranty relates to warranties to the Group’s customers on the hardware and software design component of the mobile handset for a period of one to three years commencing upon the mass production of the mobile handset, and warranties to the Group’s customers on the sales of products. Accordingly, the Group’s product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on historical experience and other currently available evidence.

	Year ended December 31,
	2005	2006
Balance at beginning of year	$508	$1,643
Current period provision	2,426	2,004
Utilized during the year	(1,291)	(2,397)

Balance at end of year	$1,643	$1,250

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Government subsidies and grants

Government subsidies are recognized when received and all the conditions for their receipt have been met. Government subsidies are recognized as subsidy income in the consolidated statements of income and comprehensive income in the period in which the related expenditure is recorded. The Group recognised subsidy income of $nil, $nil and $180 for the year ended December 31, 2004, 2005 and 2006, respectively.

Government grants are recorded as a liability until earned. The amount of $1,442 and $1,990 is recorded as a liability on the balance sheet as of December 31, 2005 and 2006, respectively, which is to be used for specific certified future research and development projects by the Chinese government.

Research and development costs

Research and development costs are expensed as incurred.

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $69, $164 and $227 in 2004, 2005 and 2006, respectively, and have been included as part of selling and marketing expenses.

Foreign currency translation

The functional currency of the Group’s subsidiaries established in PRC is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the Federal Reserve Bank of New York prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China (“PBOC”) at the balance sheet dates. The resulting exchange differences are included in the statement of operations.

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

Value added tax (“VAT”)

VAT on sales is calculated at 17% on revenue from product and component sales and paid after deducting input VAT on purchases. Net VAT balance between input VAT and output VAT is reflected in the account other taxes payable.

Comprehensive income

Comprehensive income included unrealized gains and losses on investments and foreign currency translation adjustments and is reported in the consolidated statement of shareholders’ equity.

Put option liability

In relation to the put option granted to Qualcomm mentioned in Note 1, the fair value of put option is based on pricing models using prevailing financial market information as of December 31, 2006.

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

Share-based compensation

Share-based payment transactions with employees, such as share options, are measured based on the grant-date fair value of the equity instrument issued in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment", and recognized as compensation expense over the requisite service period based on graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

Net (loss) income per share

Basic net (loss) income per share is computed by dividing net (loss) income by the weighted average number of ordinary shares outstanding during the period. Diluted net (loss) income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net loss per share in periods when their effect would be anti-dilutive.

Comparative figures

Certain comparative figures on the consolidated balance sheets, consolidated statements of operations and details of tax rate reconciliation in note 11 have been restated to conform with the current year’s presentation.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recently issued accounting pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (SFAS 159).
SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company is currently evaluating whether the adoption of SFAS 159 will have a material effect on our consolidated results of operations and financial condition.

In September 2006, the Financial accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 12, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect the adoption of SFAS157 will have a material effect on its results of operations and financial conditions.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Group adopted FIN48 in the first quarter of 2007 and it did not have any material effect on its results of operations and financial conditions.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
3.	RESTRICTED CASH

The Group has restricted cash of $nil and $5,205 as of December 31, 2005 and 2006, respectively. As of December 31, 2006, the Group has restricted cash balance of $5,205 pledged as a guarantee to secure payment to EMS provider and notes payable issued to suppliers. Upon the settlement of the payment to EMS provider and notes payable in 2007, the Group has the rights to the pledged cash.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2005	2006
Billed receivables	$17,991	$34,057
Unbilled receivables	16,069	3,172

	$34,060	$37,229

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

Movement of allowance for doubtful accounts is as follows:

	December 31,
	2004	2005	2006
Balance at beginning of year	$—	$—	$678
Charge to expenses	—	678	3,744
Deductions	—	—	—
Exchange difference	—	—	26

Balance at end of year	$—	$678	$4,448

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
5.	INVENTORIES

Inventories consist of the following:

	December 31,
	2005	2006
Work in progress	$2,865	$4,877
Raw materials	2,109	3,323
Finished goods	—	346

	$4,974	$8,546

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2005	2006
Prepaid expenses	$122	$110
Prepaid rental	111	55
Prepaid software license fee	7	191
Prepaid commercial insurance	54	127
Interest receivable	84	776
Staff advances	180	312
Rental deposit	111	124
Social insurance borne by employees	—	512
Testing fee borne by customers	—	192
Advance to EMS providers	71	6,346
Other	186	375

	$926	$9,120

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
7.	PLANT, MACHINERY AND EQUIPMENT, NET

Plant, machinery and equipment, net consist of the following:

	December 31,
	2005	2006
Office building	$—	$11,507
Leasehold improvements	4,431	5,504
Motor vehicles	215	535
Plant and machinery	9,349	11,596
Furniture, fixtures and equipment	4,757	6,397
Software	2,904	5,569

Total	21,656	41,108
Less: Accumulated depreciation and amortization	(7,173)	(14,599)
Leasehold improvement impairment	—	(1,417)

Plant, machinery and equipment, net	$14,483	$25,092

The Group paid deposits for acquisitions of plant, machinery and equipment, amounted to $597 and $5,905 as of December 31, 2005 and 2006, respectively. Due to relocation of office building of Techfaith China, the Group incurred the impairment loss on leasehold improvement impairment.

8.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	December 31,
	2005	2006
Cost:
Technology	$60	$—
Licenses	1,489	927
Royalty rights	725	—

	2,274	927

Accumulated amortization:
Technology	(60)	—
Licenses	(643)	(572)
Royalty rights	(725)	—

	(1,428)	(572)

Acquired intangible assets, net	$846	$355

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
8.	ACQUIRED INTANGIBLE ASSETS, NET — continued

The Group acquired licenses for technology platform from third parties, which are amortized over the shorter of the useful economic life of the relevant technology platform or license period, which is usually 2 to 5 years. The Group acquired licenses for technology platform for $273 in 2005.

The Group has recorded amortization expense of $996, $372 and $381 for the years ended December 31, 2004, 2005 and 2006, respectively.

9.	LONG-TERM INVESTMENT IN AN AFFILIATE

On July 12, 2005, CK Techfaith Communication Technology Limited (“CK Techfaith”) was established by Techfaith BVI and CK Telecom Inc. in BVI. CK Techfaith’s registered capital is $2,735, of which Techfaith BVI and CK Telecom Inc. injected $1,243 and $1,492 in March 2006, and owns 45% and 55% equity interest, respectively. The company is principally engaged in the provision of customized handset design solutions.

In 2006, CK Techfaith was in an operating loss.

Long-term investment in an affiliate	December 31, 2006
Balance at beginning of year	$—
Investment cost	1,243
Less: equity in loss of an affiliate	(393)

Balance at end of year	$850

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2005	2006
Accrued professional fees	$996	$1,247
Payable for acquisition of plant, machinery and equipment	595	5,103
Accrued wages	3,296	3,140
Warranty provision	1,643	1,250
Business and value added tax payable	465	568
Accrued testing fee	233	690
Government grants	1,442	1,990
Rental payable	95	271
Social insurance payables	108	2,325
Customer deposits for minimum purchase	—	562
Customer prepayment for materials	260	455
Accrued compensation and penalty to customer	91	168
Accrued royalty and license fee	—	481
Other	490	562

	$9,714	$18,812

11.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands.

Under the current BVI law, income from Techfaith BVI, Great Earnest, Leo Technology, Finest Technology, Infoexcel Technology, Boost Time and Charm Faith is not subject to taxation.

No provision for Hong Kong Profits Tax was made for the years ended December 31, 2005 and 2006 on the basis that Techfaith HK did not have any assessable profits arising in or derived from Hong Kong for the years.

No provision for United States Federal and state income taxes was made for the years ended December 31, 2005 and 2006 on the basis that Techfaith U.S. did not have any assessable profits for the years.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
11.	INCOME TAXES — continued

The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (“Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, preferential tax treatment as “new and high technology” companies has been agreed for Techfaith China, Techfaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing with the relevant tax authorities and effective in 2003, 2003, 2004 and 2006 respectively. All new and high technology companies are entitled to a preferential tax rate of 15% and are entitled to a three-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Laws of the PRC. Techfaith Shanghai is qualified as “productive enterprise” and has been agreed with the relevant tax authorities for a two-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years effective 2005. Techfaith Shenzhen, is also qualified as “productive enterprise” and has been agreed by the relevant tax authorities to entitle to a two-year exemption from income tax, followed by a 50% reduction in tax rate for succeeding three years effective upon the first assessable profit year. For the newly established company, the current income tax of Techfaith Hangzhou is 26.4% as it is located in Hangzhou which is a coastal city of open economy, and enjoys some tax incentives from PRC government. As of December 31, 2006, Techfaith Software (China) Limited, 100% owned subsidiary by Techsoft Holding is in the process of making an application to the relevant tax authorities for the “new and high technology” status.

The current and deferred components of the income tax expense appearing in the consolidated statements of operation are as follows:

	Year ended December 31,
	2004	2005	2006
Current tax	$—	$54	$100
Deferred tax	—	—	—

	$—	$54	$100

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
11.	INCOME TAXES — continued

The principal components of the Group’s deferred tax assets and liabilities are as follows:

	December 31,
	2005	2006
Deferred tax assets:
Depreciation and amortization	$273	$544
Expenditure deductible for tax purpose in future years
- warranty provision	104	45
- bad debts provision	—	298
- inventory provision	—	33
Deferred revenue	(134)	537
Valuation allowance	(243)	(1,457)

	$—	$—

As the management does not believe that it is more likely than not that all of the deferred tax asset will be realized, a full valuation allowance has been established as of December 31, 2005 and 2006.

A reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 33% to income before income taxes and actual provision for income taxes is as follows:

	Year ended December 31,
	2004	2005	2006
Tax provision at PRC enterprise income tax rate of 33%	$6,013	$14,160	$(3,336)
Tax exemption granted to PRC subsidiaries	(7,017)	(12,971)	(2,331)
Effect of the different income tax rate in other jurisdiction	735	(1,081)	(2,322)
Tax effect of tax losses not recognized	329	129	9,303
Changes in valuation allowances	(60)	(183)	(1,214)

	$—	$54	$100

Without the tax exemptions, income tax expense would have been increased by approximately $7,017, $12,971 and $2,331 for the year ended December 31, 2004, 2005 and 2006, respectively, representing a decrease in the basic and diluted earnings per share of $0.02, $0.02, and $0.01, $0.01, $0.02 and $0.01 for the year ended December 31, 2004, 2005 and 2006, respectively.

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

Stock option

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

In 2005, the Group granted 263,272 stock options to purchase ordinary shares to the then two independent directors which would vest entirely in November 2005. The Group early adopted SFAS No. 123(R) by using the prospective method and recorded a stock-based compensation expense of $162 which was determined at fair value for the year ended December 31, 2005. There are 39,736,728 remaining options to be issued under the Plan.

The fair value of the options granted is estimated on the date of grant using Black-Scholes option pricing model with the following assumptions used.

Option grants to independent directors	2005
Average risk-free rate of return	4.1%
Weighted average expected option life	10 years
Volatility rate	35%
Dividend yield	Nil
A summary of the stock option activity is as follows:

Number of
option
Outstanding at January 1, 2006	263,272
Forfeited during the year	(131,636)

Outstanding at December 31, 2006	131,636

Pursuant to the resignation of a former independent director during the year, 131,636 stock options granted to him were forfeited as the stock options were not exercised within the time stipulated in the stock option agreement and accordingly $81 share based compensation expense was reversed.

The fair value of option as of the grant date and the weighted average exercise price was $0.62 and $1.083 respectively and they are all exercisable as of December 31, 2006 with a remaining contractual life of 8.7 years.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
13.	SHARE-BASED COMPENSATION- continued

Restricted stock

Number of
restricted stock
Outstanding at January 1, 2006	—
Granted during the year	578,272
Vested during the year	(164,545)

Unvested at December 31, 2006	413,727

In July 2006, the Group granted 315,000 restricted shares to Chief Finance Officer for free with a vesting schedule of 3 years under 2005 Share Incentive Plan. As of December 31, 2006, the restricted shares granted to the Chief Finance Officer were not vested.

In March 2006, the Group granted 131,636 stock options to an independent director which was vested entirely on the grant date. Share based compensation expense of $59 was recognized upon grant of option of which the fair value on the grant date was $0.45. In August 2006, the Group cancelled the above mentioned stock options and issued 65,818 restricted shares as a replacement, which was fully vested immediately. Total fair value of stock options cancelled was $35 with each share option valued at $0.27 while total fair value of restricted shares as of the grant date was $38 with each restricted share valued at $0.58, an additional compensation expense of $3 was recognized upon cancellation of share options and issuance of restricted shares.

Meanwhile, 65,818 and 65,818 restricted shares were granted to two independent directors with half of the number of restricted shares, 65,818 vested immediately and the other half, 65,818 to be vested on April 1, 2007. The fair value of restricted shares as of the grant date was $0.58 and $38 share based compensation expense was recognized for the year ended December 31, 2006.

In November 2006, another 65,818 restricted shares were granted to an independent director with half of the number of restricted shares, 32,909 vested immediately and the other half, 32,909 to be vested on November 1, 2007. The fair value of restricted shares as of the grant date was $0.50 and $16 share based compensation expense was recognized for the year ended December 31, 2006.

As of December 31, 2006, the intrinsic value of 164,545 vested restricted shares and 203,737 unvested restricted shares which will be vested in one year was $118 and $146 respectively.

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

During 2006, the Group purchased 577,000 ADSs, representing 8,655,000 ordinary shares from the NASDAQ stock market for treasury stock.

15.	RELATED PARTY TRANSACTIONS

Transaction with an employee

In 2005, the Group sold components to a corporate customer, in which 30% of shareholding is owned by an employee of the Group. Total net revenues for 2005 amounted to $1,622 and the related accounts receivable as of December 31, 2005 was $1,622. The balance was collected during 2006.

In 2006, there is no transaction with related parties.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
16.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages three business segments, handset design, product sales as well as wireless software and application. As the business of wireless software and application is in the start-up stage and no revenue was recorded in the current year, therefore only two segments are presented. The Group primarily generates its revenues from customers in the PRC, and accordingly, no geographical information is presented.

	Year ended December 31,
	2004	2005	2006
Revenue:
Design contract related revenue	$46,560	$90,110	$42,860
Product sales	—	—	37,944

Total revenue	46,560	90,110	80,804

Cost of sales:
Design contract related revenue	19,884	35,061	25,262
Product sales	—	—	29,843

Total cost of revenue	19,884	35,061	55,105

Gross profit	$26,676	$55,049	$25,699

Geographic information

The Group operates in the PRC and all of the Group’s long lived assets are located in the PRC.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
17.	COMMITMENTS
(a)	Purchase commitments

The Group made license fee payment to software provider for PCBA and Smart phone under non-cancellable agreements which expire in 2008. License fee under purchase commitments for the years ended December 31, 2004, 2005 and 2006 were $nil, $nil and $671, respectively.

Future minimum payments under non-cancellable license fee agreements as of December 31, 2006 were as follows:

Fiscal year ending
2007	$1,973
2008	926

Total	$2,899

The Group also used EMS providers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Group enters into contract with certain manufacturers that allow them to procure inventory based on criteria defined by the Group. Future minimum purchases under non-cancellable contracts were $nil and $20,098 as of December 31, 2005 and 2006.

(b)	Operating lease as lessee

The Group leases certain office premises under non-cancellable leases, which expire in 2008. Rental expense under operating leases for the years ended December 31, 2004, 2005 and 2006 were $509, $963 and $2,008, respectively.

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2006 were as follows:

Fiscal year ending
2007	$740
2008	455

Total	$1,195

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
17.	COMMITMENTS — continued
(c)	Capital commitments

Capital commitments for purchase of plant, machinery and equipment as of December 31, 2004, 2005 and 2006 were $655, $418 and $1,700 respectively.
18.	MAJOR CUSTOMERS

The following table summarizes net revenues and accounts receivable for customers which accounted for 10% or more of the Group’s net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2004	2005	2006
A	N/A	N/A	15.6%
B	32.0%	41.2%	N/A
C	10.2%	N/A	N/A

	42.2%	41.2%	15.6%

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
18.	MAJOR CUSTOMERS — continued

	Accounts receivable
	Year ended December 31,
	2004	2005	2006
A	N/A	N/A	31.3%
B (note)	46.1%	44.8%	19.2%
C	13.3%	15.8%	N/A

	59.4%	60.6%	50.5%

Note: B is Wuhan NEC Mobile Communication Co., Ltd. that ceased business relationship with the Group in March 2007. According to the settlement agreement entered into by the Group and Wuhan NEC, the Group will receive $8,324 from Wuhan NEC to cover the outstanding accounts receivable and other costs incurred in Wuhan NEC related projects. For details, refer to Note 21, Subsequent Event.

19.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for the years indicated:

	Year ended December 31,
	2004	2005	2006
Net (loss) income (numerator), basic	$18,244	$41,385	$(8,793)
Effect of dilutive securities:
- convertible notes	840	490	—

Net (loss) income (numerator), diluted	$19,084	$41,875	$(8,793)

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	500,000,000	604,011,009	656,255,882

Effect of dilutive securities:
Weighted average shares from assumed conversions of convertible notes	51,823,942	22,615,662	—

Weighted average shares used in computing diluted net income per share	551,823,942	626,626,671	656,255,882

Net (loss) income per share, basic	$0.04	$0.07	$(0.01)

Net (loss) income per share, diluted	$0.03	$0.07	$(0.01)

As of December 31, 2005 and 2006, the Company had 263,272 and 676,999 ordinary shares equivalents outstanding that could have potentially diluted basic (loss) income per share in the future, but which were excluded in the computation of diluted (loss) income per share in the years presented, as their effect would have been anti-dilutive.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
20.	MAINLAND CHINA CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $493, $1,547 and $5,046 for the years ended December 31, 2004, 2005 and 2006, respectively.

The Group is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the years ended December 31, 2004, 2005 and 2006 amounted to $352, $1,101 and $3,802 respectively. The local labor bureaus are responsible for the medical benefits and pension liability to be paid to these employees. The Group has no further commitments beyond its monthly contribution.

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiaries. These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Prior to the conversion into wholly foreign-owned enterprises, Techfaith China and Techfaith Beijing, as domestic enterprises established in the PRC, were also subject to similar statutory reserve funds requirements. The Company has made appropriation to these statutory reserve funds of $633 and $nil for the year ended December 31, 2005 and 2006, respectively.

21.	STATUTORY RESERVES

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC variable interest entity and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as reserve fund. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to either in the form of dividends, loans or advances, which restricted portion amounted to approximately $65,142 as of December 31, 2006.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
22.	SUBSEQUENT EVENT

During the first quarter of 2007, the Company allowed a customer to return a newly developed product that was sold, delivered and for which revenue was recognized in 2006. This return was booked in the first quarter of 2007 as a reduction of revenue and cost of revenue by $1,173 and $913 respectively.

In February 2007, Techfaith Hangzhou entered into an agreement with an independent third party to construct certain property in Hangzhou, the PRC, for an aggregate consideration of approximately US$10,245. Pursuant to the agreement, Techfaith Hangzhou is committed to pay 50% deposit upon the signature of the agreement the remainder according to the progress of the construction.

In March 2007, Wuhan NEC ceased business relationship with the Group. According to the settlement agreement entered into by the Group and Wuhan NEC, the Group received $8,324 from Wuhan NEC in March, 2007. All outstanding balances between two parties were cleared.

On March 30, 2007, Techfaith BVI entered into a share transfer agreement with NEC to purchase the 30% equity interest in STEP Technologies held by NEC. After the acquisition, STEP Technologies becomes a 100% owned subsidiary of the Group.

On April 5, 2007, Techfaith BVI entered into a joint venture entity (“JV”) agreement with a component provider for handset manufacturers in the PRC to establish a JV in BVI. The core business of the JV is performing research and development of handset design. According to the agreement, the group will inject certain intangible assets for 31% equity interest in the JV.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION- SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$91,476	$41,346
Amounts due from subsidiaries	16,634	58,014
Prepaid expenses and other current assets	76	174

Total current assets	$108,186	$99,534

Goodwill	—	6
Investment in subsidiaries	67,767	67,085

TOTAL ASSETS	$175,953	$166,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$100	$275

Total current liabilities	$100	$275

Shareholders’ equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, 658,183,409 in 2005 and 649,692,954 in 2006	$13	$13
Additional paid-in capital	109,798	109,833
Treasury stock, at cost (nil and 8,655,000 shares as of December 31, 2005 and 2006, respectively)	—	(4,628)
Accumulated other comprehensive income	1,456	5,339
Retained earnings	64,586	55,793

Total shareholders’ equity	$175,853	$166,350

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$175,953	$166,625

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION- SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
CONDENSED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2004	2005	2006
Net revenues	$—	$—	$—

Operating expenses:
General and administrative	—	(284)	(239)

Total operating expenses	—	(284)	(239)

Loss from operations	—	(284)	(239)
Interest expense	—	1,410	—
Interest income	—	1,955	3,077
Investment (loss) income	17,382	39,607	(11,362)
Change in fair value of call option embedded in convertible notes	862	(1,303)	—
Change in fair value of put option	—	—	(269)

(Loss) income before income taxes	18,244	41,385	(8,793)
Income taxes	—	—	—

Net (loss) income	$18,244	$41,385	$(8,793)

Net (loss) income per share:
Basic	$0.04	$0.07	$(0.01)

Diluted	$0.03	$0.07	$(0.01)

Weighted average shares used in computation:
Basic	500,000,000	604,011,009	656,255,882

Diluted	551,823,942	626,626,671	656,255,882

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION- SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

						Accumulated		Total
				Additional		other		share	Com-
	Ordinary shares			paid-in	Treasury	comprehensive	Retained	holders’	prehensive
	Number		Amount	capital	stock	income	earnings	equity	income
Balance at January 1, 2004	500,000,000		10	4,832	—	25	4,957	9,824	$4,981

Foreign currency translation adjustments	—		—	—	—	(10)	—	(10)	$(10)
Unrealized gain on available-for-sale- marketable securities	—		—	—	—	32	—	32	32
Net income	—		—	—	—	—	18,244	18,244	18,244

Balance at December 31, 2004	500,000,000		$10	$4,832	$—	$47	$23,201	$28,090	$18,266

Foreign currency translation adjustments	—		—	—	—	1,441	—	1,441	$1,441
Issuance of shares upon the initial public offering, net of offering expenses	158,183,409		2	89,491	—	—	—	89,493	—
Conversion of convertible notes	—		1	15,313	—	—	—	15,314	—
Unrealized gain on available-for-sale marketable securities	—		—	—	—	74	—	74	—
Realized gain on available-for-sale marketable securities	—		—	—	—	(106)	—	(106)	—
Share-based compensation	—		—	162	—	—	—	162	—
Net income	—		—	—	—	—	41,385	41,385	41,385

Balance at December 31, 2005	658,183,409		$13	$109,798	$—	$1,456	$64,586	$175,853	$42,826

Foreign currency translation adjustments	—		—	—	—	3,883	—	3,883	$3,883
Issuance of restricted shares	164,545		—	116	—	—	—	116	—
Forfeiture of stock options	—		—	(81)	—	—	—	(81)	—
Repurchase of ordinary shares	(8,655,000)	*	—	—	(4,628)	—	—	(4,628)	—
Net loss	—		—	—	—	—	(8,793)	(8,793)	(8,793)

Balance at December 31, 2006	649,692,954		$13	$109,833	$(4,628)	$5,339	$55,793	$166,350	$(4,910)

*	Representing 577,000 ADSs.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION- SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2004	2005	2006
Operating activities:
Net (loss) income	$18,244	$41,385	$(8,793)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of share-based compensation	—	162	116
Reversal of share-based compensation	—	—	(81)
Change in fair value of call option embedded in convertible notes	(862)	1,303	—
Change in fair value of put option	—	—	269
Gain or loss from long term investment	(17,382)	(41,012)	7,682
Change in operating assets and liabilities:
Amounts due from subsidiaries	—	(1,320)	(41,380)
Prepaid expenses and other current assets	—	(76)	(98)
Accrued expenses and other current liabilities	—	100	(175)

Net cash (used) provided by operating activities	—	542	(42,460)

Investing activities:
Investment in a subsidiary	—	—	(7,000)

Net cash used in investing activities	—	—	(7,000)

Financing activities
Proceeds from issuance of shares upon initial public offering	—	89,493	—
Repurchase of ordinary shares from market	—	—	(4,628)

Net cash (used) provided by financing activities	—	89,493	(4,628)

Effect of exchange rate changes	—	1,441	3,958
Net (decrease) increase in cash and cash equivalents	—	91,476	(50,130)
Cash and cash equivalents at the beginning of the year	—	—	91,476

Cash and cash equivalents at the end of the year	$—	$91,476	$41,346

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION- SCHEDULE 1
Note:
1. Basis for Preparation
     The Condensed Financial Information of the Company only has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used equity method to account for its investment in its subsidiaries and variable interest entity.
2. Convertible Notes
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