Form 20-F
period 2007-12-31
China Techfaith Wireless Communication Technology LTD
filed 2008-06-12
CIK 1316317

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.
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
Jay Ji
Director of Investor Relations
China Techfaith Wireless Communication Technology Limited
Tower D2, IT Park, Electronic Town, No. 10A, Jiu Xian Qiao North Road,
Chao Yang District, Beijing 100015
People’s Republic of China
Phone: +86 10 5822 7390
Email: Jay.ji@techfaith.cn
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
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
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 649,913,136 ordinary shares, par value US$0.00002 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐    Item 18 ☑
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

INTRODUCTION
In this annual report, unless otherwise indicated,
•	“we,” “us,” “our company,” “our,” and “TechFaith” refer to China Techfaith Wireless Communication Technology Limited and its subsidiaries. Unless otherwise indicated, references in this annual report on Form 20-F to references to “TechFaith BVI” are to Techfaith Wireless Communication Technology Limited, our wholly owned subsidiary in the British Virgin Islands, “TechFaith China” are to Techfaith Wireless Communication Technology (Beijing) Limited (formerly known as Beijing Techfaith R&D Co., Ltd.), our wholly owned subsidiary in China, references to “TechFaith Beijing” are to Techfaith Wireless Communication Technology (Beijing) Limited II (formerly known as Beijing Centel Technology R&D Co., Ltd.), our wholly owned subsidiary in China, references to “TechFaith Shanghai” are to Techfaith Wireless Communication Technology (Shanghai) Limited (formerly known as Leadtech Communication Technology (Shanghai) Limited), our wholly owned subsidiary in China, references to “STEP Technologies” are to STEP Technologies (Beijing) Co., Ltd., our wholly owned subsidiary in China, references to “Techfaith Intelligent Handset Beijing” are to Techfaith Intelligent Handset Technology (Beijing) Limited, our wholly owned subsidiary in China, references to “Techsoft Holding” are to Techfaith Software (China) Holding Limited , our 70 percent owned joint venture with QUALCOMM INCORPORATED in the Cayman Islands, references to “TechSoft” are to TechFaith Software (China) Limited, a wholly owned subsidiary of Techsoft Holding in China, references to “Techfaith Hangzhou” are to Techfaith Wireless Communication Technology (Hangzhou) Limited, our wholly owned subsidiary in China, references to “Techfaith Shenyang” are to Techfaith Wireless Communication Technology (Shenyang) Limited, our wholly owned subsidiary in China, references to “Techfaith Hong Kong” are to Techfaith Intelligent Handset Technology (Hong Kong) Limited, our wholly owned subsidiary in Hong Kong, references to “Techfaith Shenzhen” are to Techfaith Wireless Communication Technology (Shenzhen) Limited, our wholly owned subsidiary in China.

•	“shares” or “ordinary shares” refers to our ordinary shares, “ADSs” refers to our American depositary shares, each of which represents 15 ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau; and

•	“RMB” refers to Renminbi, the legal currency of China, and “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States.
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

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected Financial Data
     The following tables set forth selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements that are not included in this annual report.

	For the Year Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	$9,677	$46,560	$90,110	$80,804	$143,444
Gross profit	7,046	26,676	55,049	25,699	38,649
Operating expenses	(2,130)	(7,971)	(14,290)	(40,728)	(47,440)
Government subsidy income	—	—	—	180	1,734
(Loss) income from operations	4,916	18,705	40,759	(14,849)	(7,057)
Net (loss) income	$4,956	$18,244	$41,385	$(8,793)	$(3,272)

Net (loss) income per share

— Basic	$0.02	$0.04	$0.07	$(0.01)	$(0.01)

— Diluted	$0.02	$0.03	$0.07	$(0.01)	$(0.01)

Shares used in per share computation

— Basic	242,465,753	500,000,000	604,011,009	656,255,882	649,807,421

— Diluted	243,074,581	551,823,942	626,626,671	656,255,882	649,807,421

	As of December 31,
	2003	2004	2005	2006	2007
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$7,699	$35,086	$137,207	$113,172	$84,754
Accounts receivable	$5,230	$7,760	$34,060	$37,229	$40,014
Inventories	$732	$5,030	$4,974	$8,546	$50,763
Total assets	$23,911	$67,542	$194,163	$207,714	$234,861
Total current liabilities	$8,324	$23,869	$15,335	$37,123	$60,739
Total shareholders’ equity	$9,824	$28,090	$175,853	$166,350	$172,009
Number of ordinary shares issued	500,000,000	500,000,000	658,183,409	649,692,954	649,913,136
Treasury stock	—	—	—	8,655,000	8,655,000
Total liabilities and shareholders’ equity	$23,911	$67,542	$194,163	$207,714	$234,861
     Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On June 11, 2008, the noon buying rate was RMB6.9095 to US$1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
December	7.2946	7.3682	7.4120	7.2946
Full year	7.2946	7.5806	7.8127	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June (through June 11)	6.9095	6.9320	6.9633	6.9095

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
     We commenced operations in July 2002 and completed our first mobile handset design project in September 2003. As a result, we have a limited operating history, which may not provide a meaningful basis for evaluating our business and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:
•	manage our growth effectively;

•	maintain our profitability and margins;

•	acquire and retain customers;

•	attract, train and retain qualified personnel;

•	maintain adequate control over our costs and expenses;

•	keep up with evolving industry standards and market developments; or

•	respond to competitive and changing market conditions.
     If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.
If we fail to effectively manage our rapid expansion, our business may be materially and adversely affected.

\

     We experienced rapid expansion from our inception in 2002 through the end of 2007, which has strained, and continues to strain, our resources. Our employees increased from 311 as of December 31, 2003 to 1,363 as of December 31, 2007.
     To accommodate our growth and expanded business operations, we have implemented, and continue to put into place, a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our accounting and other internal management systems by dedicating additional resources to our reporting and accounting function, and improvements to our record keeping and contract tracking system. Further, we will need to improve our information and control systems in order to record, process, summarize and report accurate financial information and other required disclosure in a timely manner. All of these measures will require substantial management efforts. If we fail to implement the measures successfully or to effectively manage our growth, our business may be materially and adversely affected.
If our customers fail to achieve success in their business, our mobile handset solution and product sales business could be adversely affected.
     If any of our customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our business in mobile handset solution and product sales. Accordingly, our success depends on our customers’ success in their business. We are not certain whether our customers will be able to achieve success in their business and how long they will remain competitive in their business even if initially successful.
Defects in our designs could result in a loss of customers and claims against us.
     Our mobile handset designs are complex and must meet stringent quality requirements. Complex designs such as mobile handset designs sometimes contain defects, errors and bugs when they are first introduced. If any of our designs have reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged, and customers may be reluctant to continue to contract with us, which could harm our ability to retain existing customers and attract new customers. Because we cannot test for all possible scenarios, our designs may contain errors that are not discovered until mass production of mobile handsets. These problems may result in a loss of our customers as well as claims against us. For example, NEC once sought compensation from us due partly to defects in some third-party components we sourced and incorporated in a mobile handset model for NEC. NEC later acknowledged that the design defects were attributable to the third-party components and cancelled its claim against us in light of the new mobile handset models successfully designed by us. We cannot assure you that we will not be subject to claims by other customers in the future, and if we fail on the merits of these claims, our business and results of operations could be materially and adversely affected.
We are subject to product liability or product recall exposure and have limited insurance coverage.
     Our purchase agreements with customers require us to be able to undertake any product recalls for products that we, a regulatory body or our customers determine fail to meet pre-determined specifications, standards, laws, environmental or otherwise, regulations or contains substantial defects or substantial products hazards which could cause damage. We shall bear all costs related to the recall that arise out of our breach of warranty as set forth in the purchase agreement.
     As we continue to sell completed feature phones and smart phones to our customers in 2007, we are exposed to potential product liability claims in the event that the use of our products causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether or not successful, are costly and time-consuming to defend. Also, in the event that our products prove to be defective, we may be required to recall or redesign such products, which could result in substantial costs, diversion of resources and damage to our reputation. However, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries. We have acquired product liability insurance, but the coverage provided by this insurance is limited and future liability claims may exceed the coverage limits of our insurance.
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
We may continue to experience net losses.
     Although we had recorded net income from the end of 2003 to 2005, a net loss was recorded in 2006 and 2007. We cannot assure you that we will return to profitability in the future. We continue to decrease our operating expenses as a proportion to our sales to control cost. However, any decrease or delay in generating additional revenues could materially and adversely affect our results of operations and result in substantial operating losses as the operating expenses might not decline to the same extent that revenues are decreased. In addition, competition from other independent mobile handset solution providers and original design manufacturers, or ODMs, may force us to reduce our prices to maintain our competitive position. If we do not achieve profitability or otherwise meet the expectations of securities analysts and investors, the market price of our ADSs will likely decline.
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
     To date, we have derived most of our net revenues from the sales of components and products. As the market for 2.75G and 3G mobile handsets develops, our existing and potential customers may increasingly demand 2.75G and 3G mobile handset designs. Since 2006, we have begun to design 2.75G, 3G and 3.5G mobile handsets, however we do not have a proven track record in this market. We have received orders for 3G and 3.5G mobile handset designs and in 2007 we launched the WCDMA/GSM dual mode dual standby phone, however, we cannot assure you that there will be sufficient customer demand for such phones. Further, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality and time to completion. Our failure to meet customer demand could hurt our reputation and affect our business and results of operation.
The mobile handset design market in China is highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.
     The mobile handset solution market in China is intensely competitive and highly fragmented. We face competition from in-house handset design teams of OEMs world-wide. In addition, we face current and potential future competition from established suppliers of wireless communications solutions to mobile device manufacturers, which may be in a position to design mobile handsets on their own. These suppliers include ODMs such as Foxconn and Compal Communications. Further, partly due to the low barriers of entry to our business, an increasing number of new players may enter the independent mobile handset design market in the near future.
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
     We formed a joint venture with QUALCOMM in 2006 to develop application software for wireless devices to initially focus on CDMA mobile handsets, however, we cannot assure you of our continued successful relationship with QUALCOMM in this joint venture. Any breakdown in this collaboration could adversely affect our business and prospects.
We are subject to risks from customers’ claims for refund and liquidated damages.
     Our agreements with many customers contain refund and liquidated damages provisions, which entitle the customer to demand a refund and liquidated damages if we cannot complete a mobile handset design by the deadline, or if the requisite certifications cannot be obtained, or if we cannot timely deliver our smart phone or feature phone products to our customers. We cannot assure you that we will be able to successfully perform every customer contract, or that costs associated with refunds and liquidated damages will not be material. Under the recently realigned business of providing turn-key solutions to our smart phone customers, we will outsource the assembly of the final handset products to third-party companies. Any failure of such assembly companies in timely delivering to us the finished products with the stipulated quality will cause us to be liable to our customers.
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
     We rely on a combination of patent, trademark, trade secret laws and copyrights, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Although we are not currently involved in any litigation, we may need to resort to court action to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”
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
     Several executives of our company, including our Chairman and Chief Executive Officer, Mr. Defu Dong, were involved in litigation, arbitration or administrative proceedings in the past. Although we are not aware of any pending claims against us or our executives, any future litigation or administrative proceedings involving any of our key executives may result in diversion of management attention away from our business, or damage to our reputation. In addition, if any of our executives joins a competitor or forms a competing company, we may lose our customers. If any disputes arise between our executive officers and us, we cannot assure you the extent to which our rights could be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”
If we are unable to attract, train and retain skilled engineers, our business may be materially and adversely affected.
     Our future success depends on our ability to attract, train and retain additional skilled engineers. Our industry is characterized by high demand and intense competition for talent. We have experienced an approximately 47.4% annual attrition rate to date. We cannot assure you that we will be able to retain existing or attract and retain new skilled engineers whom we will need to achieve our strategic objectives. In addition, as we are still a young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.
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
As we have commenced accounting for employee share options using the fair value method beginning from 2005, such accounting treatment could continue to significantly reduce our net income.
     Beginning in 2005, we started to account for share-based compensation in accordance with SFAS No.123R, “Share-Based Payment,” (“SFAS No. 123R”), which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. The adoption of SFAS No.123R may continue to have a significant impact on our net income. In addition, future changes to various assumptions used to determine the fair-value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.
Failure to achieve and maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.
     We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. These requirements apply to this annual report on Form 20-F. Our management has concluded that our internal control over financial reporting for the period covered by this report was ineffective. The material weaknesses we identified are: (1) ineffective inventory management controls, and (2) ineffective control over significant monetary transactions within a subsidiary. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs.
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
     The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (“Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, preferential tax treatment as “new and high technology” companies has been agreed for Techfaith China, Techfaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing with the relevant tax authorities and effective in 2003, 2003, 2004 and 2006 respectively. All new and high technology companies are entitled to a preferential tax rate of 15% and are entitled to a three-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Laws of the PRC. Our subsidiary, TechFaith Shanghai, is qualified as “productive enterprises” and was entitled to a two-year exemption from paying enterprise income tax, or EIT, until December 31, 2006, followed by 50% reduction in tax rates for the succeeding three years. Our subsidiary, TechFaith Shenzhen, also enjoys preference tax treatment as “productive enterprises”, which entitles it to a two-year exemption from paying EIT starting from its first assessable profitable year, followed by 50% reduction in tax rates for the succeeding three years. Our subsidiaries in China are also entitled to a business tax exemption relating to their income derived from any technology development agreement and technical transfer agreement which has been registered with the relevant government authority. Techfaith Hangzhou, is also qualified as “productive enterprise” and has been agreed by the relevant tax authorities to entitle to a two-year exemption from income tax, followed by a 50% reduction in tax rate for succeeding three years effective upon the first assessable profit year. Techfaith Software (China) Limited (“TechSoft”), a 100% owned subsidiary of Techsoft Holding is qualified as “productive enterprise” and has been agreed by the relevant tax authorities to entitle to a two-year exemption from income tax, followed by a 50% reduction in tax rate for succeeding three years effective upon the first assessable profit year. Techfaith Shenyang is subject to income tax at 33% on PRC taxable income.
     On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new tax law, which took effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There are enterprises that have already been established prior to the promulgation of the new law and enjoyed low tax rates according to the provisions of the tax laws and administrative regulations that were in force before the promulgation of the new law. Such enterprises may continue to enjoy the preferential tax treatments within five years after the new law is promulgated, and then gradually transition to the tax rate provided in the new law. Enterprises that enjoy the preferential treatment of tax exemption for a fixed term may continue to enjoy such treatment after the promulgation of the new law until such fixed term expires. However, for enterprises that have not yet started to enjoy the preferential tax treatments due to the fact that they have not been profitable, the term of the preferential tax treatments would start running from the year the new law is promulgated, regardless of whether or not they are profitable on such year. Preferential tax treatments will continue to be granted to entities that conduct businesses in certain encouraged sectors and to entities otherwise classified as “new and high technology enterprise,” whether foreign-invested enterprises or domestic companies. Our subsidiaries’ qualifications are subject to an annual assessment by the relevant government authority in China. Thus, there is no assurance that our subsidiaries in China will continue to receive such or any other preferential tax treatment. If any of these incentives are reduced or eliminated by government authorities in the future, the effective tax rates of our subsidiaries in China and our effective tax rates on a consolidated basis could increase significantly. Any such change could adversely affect our operating results.
Our subsidiaries in China are subject to restrictions on dividend payments, making other payments to us or any other affiliated company and borrowing or allocating tax losses among our subsidiaries.
     We are a holding company incorporated in the Cayman Islands. We conduct substantially all of our operations through our subsidiaries in China. In the opinion of our PRC counsel, Genland Law Firm, current PRC regulations permit our subsidiaries in China to pay dividends only out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are each required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. In addition, current PRC regulations prohibit inter-company borrowings or allocation of tax losses among our subsidiaries in China. Further, if any of our subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.
     Under the New Income Tax Law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends amongst other things on the “place of actual management.” If the Company, or its non-PRC subsidiaries, were to be determined to be PRC resident for tax purposes, or they, would be liable to tax in the PRC on worldwide income including the income arising in jurisdictions outside the PRC. The Company is still evaluating its resident status under the new law and related guidance.
     If the Company were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.
Fluctuations in exchange rates could result in foreign currency exchange losses.
     The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. From July 21, 2005 to June 11, 2008, the Renminbi cumulatively appreciated approximately 16.5% over the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

     The majority of our revenues are denominated in RMB, while a small portion of our cost of revenues is denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our cost of revenues and profit margins as well as our net income. In addition, these fluctuations could result in exchange losses and increased costs in RMB terms. Furthermore, as we rely entirely on dividends paid to us by our subsidiaries in China, any significant revaluation of the RMB may have a material adverse effect on the value of and any dividends payable on our ADSs in foreign currency terms. If we decide to convert RMB we receive from our subsidiaries into U.S. dollars for the purpose of distributing dividends on our ordinary shares or for other purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. In addition, our currency exchange losses may be magnified by China’s exchange control regulations that restrict our ability to convert RMB into U.S. dollars.
Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
     Because a majority of our revenues are denominated in RMB, any restrictions on currency exchange may limit our ability to use revenues generated in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.
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
We may incur losses due to business interruptions resulting from the occurrence of natural catastrophes such as earthquakes, fires and acts of terrorism.
     Should any natural catastrophes such as earthquakes, floods, typhoons or any acts of terrorism occur in Beijing, where our principal offices, or at other locations where we have substantial business operations, we might suffer not only significant property damage, but also loss of revenues due to interruptions in our business operations, which could have a material adverse effect on our business, operating results or financial condition. In addition, we may suffer substantial losses due to interruptions caused by a severe fire.
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
     Our management collectively beneficially owns a majority of our outstanding shares. They and the other shareholders with registration rights may cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
The market price for our ADSs has been and may continue to be volatile.
     The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the mobile handset market;

•	changes in the economic performance or market valuations of other mobile handset design houses;

•	performance of other China-based companies that are quoted on Nasdaq;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel; and

•	fluctuations of exchange rates between RMB and U.S. dollar.
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
     Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would public shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands’ companies may not have standing to initiate a shareholder derivative action before the federal courts of the

United States. As a result, we may not be able to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.
Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.
     We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly owned subsidiaries and several affiliated entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
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
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make those rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
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
     Our management beneficially own approximately 38.4% of our outstanding ordinary shares. Mr. Defu Dong, our Chairman and Chief Executive Officer, has power to vote on behalf of the record holders of these shares over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.
     Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The future value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. holder. See “Item 10. Additional Information —E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
Item 4. Information on the Company
A. History and Development of the Company
     We commenced operations in July 2002 through Techfaith Wireless Communication Technology (Beijing) Limited, or TechFaith China, formerly known as Beijing Techfaith R&D Co., Ltd., a limited liability company established in China. We created a holding company structure by incorporating Techfaith Wireless Communication Technology Limited, or TechFaith BVI, in July 2003. We incorporated China Techfaith Wireless Communication Technology Limited on June 25, 2004 under the Companies Law (2007 Revision) of the Cayman Islands. As part of a restructuring in anticipation of our initial public offering, China Techfaith Wireless Communication Technology Limited became our ultimate holding company in November 2004.
     Our principal executive offices are located at Tower D2, IT Park, Electronic Town, No. 10A, Jiu Xian Qiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China. Our telephone number at this address is +86 10 5822-8288. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our telephone number at this address is +1 (345) 949-8066.
     Our capital expenditures mainly relate to our purchase of plant, machinery and equipment related to our business operations. Our capital expenditures amounted to US$9.4 million, US$23.8 million and US$13.2 million in 2005, 2006 and 2007, respectively. Our capital expenditures for 2007 were mainly financed from our existing cash.
     From March 2006, we began to re-organize our business operations into three parts, which were (1) handset design, (2) sales of components and products and (3) wireless software and applications. Components and products sold by us include feature phones, wireless modules and data cards, and smart phones that are in ODM model. The re-organization of our business operation units does not affect our financial reporting for prior fiscal years.
B. Business Overview
     We are an original developed product (ODP) provider focused on research and development of cell phone solutions based in China. Since our inception in 2002, we have been providing complete handset design services spanning the entire handset design cycle, which involves industrial design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. We design mobile handsets based on major technology platforms including GSM/GPRS, CDMA1X, CDMA EVDO, WCDMA/UMTS, HSDPA, and TD-SCDMA.
     From 2005, we engaged in the development and production of middle to high end handsets and tailor made handsets. Our original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; and (2) Window based smart phone and Pocket PC phone.
     In March 2006, we entered into a joint venture with QUALCOMM by incorporating a Cayman Islands holding company named TechFaith Software (China) Holding Limited, of which QUALCOMM and we hold 30% and 70%, respectively. In June 2006, this company formed TechFaith Software (China) Limited in China to develop software applications for wireless communication devices. Currently, we have the capability of developing man-machine interface (MMI) and user interface (UI) software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market.
     Our strong technological capabilities, high-quality design capabilities, strong customer relationships, strategic relationships with leading technology providers and ample skilled, low-cost engineering resources enable us to deliver our services and products at a competitive cost and with relatively shorter product cycles.

     We believe that we are well-positioned to capitalize on the opportunities presented by the growing trend among Chinese and international brand owners to outsource the design of handsets, handset application software and handset solutions to independent design houses and handset solution providers. Although business from Chinese mobile handset brand owners fueled our initial growth, international brand owners have contributed to an increasing portion of our net revenues. We intend to focus on winning more contracts from international customers, the leading Chinese customers and non-traditional telecommunications sector customers such as China’s Ministry of Public Security Information Center.
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
     We provide the following three types of mobile handset design services to our customers:
•	Mobile Handset Design Services Based on Existing Platforms — We design a new model of mobile handset based on our existing design platform.

•	Successor Model Design Services — We design a successor model of an existing customer’s mobile handset previously designed by us to incorporate additional functions and/or industrial design.

•	Mobile Handset Design Services Based on New Platforms — We design a new model of mobile handset based on a new design platform specified by the customer.
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
     Wireless Software and Applications. In the course of providing handset design services, we have acquired the ability to design software solutions across a wide range of wireless communication platforms. Our software solutions include man-machine interface (MMI) and user interface (UI) software packages supporting a wide range of wireless communication platforms, and wireless application software, such as WAP, Java, MMS, web browser, SyncML and DRM. In June 2006, we formed TechFaith Software (China) Limited, or TechSoft, in China, a PRC subsidiary of our 70%-30% Cayman Islands joint venture holding company with QUALCOMM to develop and offer software applications for wireless communication devices. We have not generated any revenue from offering software application solutions by the end of 2007. We will begin to generate revenue from 2008 although we believe this will be less than 5% of our total revenue.
     Sales of components and products. Components and products sold by us include feature phones, wireless modules and data cards, and smart phones that make up our ODP business.
     We provide the following four types of components and products to our customers:
•	Wireless modules and data card—We have begun to develop wireless solutions leveraging our knowledge and experience in designing mobile handsets. Our wireless product lines include wireless modules and data cards for wireless connections. Wireless modules are devices that enable data communication through a cellular network to be used in various applications, such as global positioning systems, logistics management, wireless point-of-sale systems, traffic navigation systems and wireless security systems. We began to sell wireless modules in June 2004. Our wireless modules consist of baseband and RF, the two important hardware building blocks of a generic mobile handset, which we believe represent a natural extension of our handset design business. By adding a housing, we also provided data cards. In 2006 our wireless module and data card business started to grow and the revenue more than doubled from 2005. In 2007, revenue from our wireless module was stable as compared to 2006. The data cards we provided are in three forms, namely, PC cards, USB cards and express cards.

•	Feature phone—We started our feature phone business in the fourth quarter of 2006. Similar to the case for the smart phone business described below, as more customers requested one-stop service, we started to sell completed feature phone handsets that we designed. We did not manufacture feature phones ourselves, but outsourced the manufacturing to electronics manufacturing services (EMS) providers.

•	Smart Phone—Prior to 2006, we only designed but did not sell completed handsets. In response to customer demand, in 2006 we began selling completed smart phone handsets that we designed. However, we do not manufacture smart phones ourselves, but instead outsource the manufacturing to EMS providers. In 2007 we began to launch a series of WiFi smart phones with additional capabilities compared to our previous designs.

•	Other Products and Services—We also sell printed circuit boards, or PCBs, and other electronic components. We have historically sold PCBs that others produced for us to our Chinese customers at our request as a means to track the royalty payments to which we are entitled. The sale of PCBs is not our core business; we generated only 2.1% of our total revenues from those sales in 2007, and do not intend to generate significant profit from PCBs in the future.
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
     Responsibilities of Engineering Teams. Our engineers are divided into design teams and support teams, both of which are involved in our design process. Our design team is subdivided into four teams: industrial design, mechanical design, software design and hardware design. Our support team is also subdivided into four teams: project management, quality assurance, sourcing and production support. Each team’s responsibilities are described in the following paragraphs.
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
     Software Design. Our software design team is primarily responsible for software system design, software function module design, software testing and release of successive versions of the software system for the mobile handset throughout the design process. The team also designs software for integrating multiple applications on the mobile handset and connecting the software system to a chosen baseband platform.
     Project Management. Our project management team is responsible for setting up a detailed project timetable pursuant to the design contract. The team closely monitors the progress of each project by coordinating among different teams in order to ensure strict adherence to the overall timetable, and reports any issue that may cause a delay directly to senior management for prompt resolution.
     Quality Assurance. Our quality assurance team monitors the hardware, software and mechanical design teams’ respective performances to ensure strict adherence to the quality standards required by the customer. The team conducts product reliability tests, including accelerated life tests, climatic stress tests and mechanical endurance tests. The team is also responsible for components qualification, prototype quality assurance, and submission of prototypes for FTA and CTA certifications. In addition, the team collects and organizes all relevant written documents produced and used throughout the design process.
     Sourcing. Our sourcing team sources all hardware components available in the market for a particular model of handset and creates a bill of materials, or BOM. A typical BOM contains a complete preferred hardware components list, an alternative components list, component specifications, approved suppliers list and proposed components sale prices. The team continually reviews and modifies the BOM during the design process, negotiates favorable pricing terms with components suppliers to make sure that the BOM cost is as low as possible. The team then provides the updated BOM to the customer which then purchases the components and runs the mass production on its own or through its manufacturing service providers. In addition, the sourcing team is responsible for preparing materials needed for producing prototypes.

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
     A small number of customers have historically accounted for a substantial portion of our net revenue. In 2006, our top three customers collectively accounted for approximately 28.5% of our net revenues. In 2007, our top three customers collectively accounted for approximately 25.0% of our net revenues.
     We normally have multiple on-going contracts with the same customer, and each contract may correspond to more than one mobile handset model. While our contracts vary by customer and by mobile handset model, each of our contracts typically requires us to develop and design the mobile handset model, assist the customer in designing the manufacturing process, obtain necessary certifications and provide technical and production support.
     We typically charge two types of payment for our design services: design fee and royalty. The design fee is a fixed amount paid in installments according to pre-agreed milestones. For example, a customer may make an initial payment to us upon signing of the contract, followed by installment payments of a specified amount upon achieving the FTA, CTA and SA milestones, respectively. FTA and CTA certifications are the two standard quality certifications for GSM-based mobile handsets in China, corresponding to GCF/CDG and CTA for WCDMA-based and CDMA1X-based mobile handsets in China, respectively. SA stands for shipping acceptance of the mobile handset by the customer, at which time mass production normally begins. All of our GSM-based mobile handset designs are required to obtain FTA certification from an independent testing house to ensure compliance with the required quality standards. We then assist customers in obtaining CTA certification prior to commercial launch in China market. In 2006, we began to expand our international customer base by developing handsets on new technology platforms. These international customers might not be subject to the PRC certification standards mentioned above, namely FTA and CTA, but the pre-agreed milestones stipulated by contract, such as engineering prototype, semi-production, and pilot production. Achievement of these milestones is independently verified by our customers before revenue is recognized. In addition to the design fee, we also charge royalty to certain customers. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured or sold by a customer. Royalty income is recognized when the confirmation of manufacturing or selling volume is obtained from customers.
     Our contracts with many customers contain refund and liquidated damages provisions. These provisions provide the customer with a right to demand a refund and liquidated damages if we cannot complete a mobile handset design by the deadline mutually agreed between us and the customer, or the requisite certifications cannot be obtained.
Sales and Marketing
     We sell and market our mobile handset design services through direct marketing and a sales force in China. We maintain sales and marketing staff in Beijing, Shanghai and Shenzhen, covering the major regions where most of our customers are located. We intend to expand our sales and marketing network to cover Japan, Europe and the U.S. as we focus on attracting customers from these markets.
     We engage in marketing activities to promote our services. We frequently attend conferences, exhibitions and trade fairs to promote our products and services. In addition, we view our strategic relationships with leading technology companies and platform providers as part of our efforts to promote our company. We believe that some of the leading technology companies with which we have strategic relationships will be instrumental in helping us secure our targeted multinational customers by providing us opportunity referrals, since such referrals may also promote the use of their technology. We also introduced additional baseband platforms to our existing customers to attract new design contracts from them.
Technology
     We have extensive experience in designing 2G and 2.5G GSM/GPRS mobile handsets based on major baseband platforms. To expand our design capabilities, in 2007 we acquired the technologies necessary for the design and development of 3.5G and 3.75G mobile handsets based on EVDO/WCDMA/HSDPA standards. We further expanded our design capabilities by launching WiFi enabled smart phones and dual mode dual card phones.

     We rely on third-party licensors for key technologies and other technologies embedded in our mobile handset designs. These licenses are typically non-exclusive under royalty-accruing and/or paid-up contracts. Among licenses, we have obtained licenses for GSM-related intellectual property from Philips, Texas Instruments and Skyworks Solutions. We are the first independent mobile handset design house in China to have obtained licenses from QUALCOMM to use its CDMA/WCDMA/HSDPA/HSUPA technology and patent to develop relevant handsets.
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
     We launched GPS/GSM-CDMA dual module/GSM-GSM dual card phones and WiFi smart phones based on the Windows Mobile 6 operating system handsets in 2007. In terms of new technology, we are continuing our effort on TD-SCDMA.
Research and Development
     We believe that our future success depends on our ability to efficiently design new models of mobile handsets that meet our customers’ demand for cost-competitive, high-quality and technologically advanced mobile handsets. We seek to continue to enhance and expand our design capability through in-house research and development efforts and strategic partnerships. The goals of our research and development efforts include the following:
•	to keep abreast of the advanced technologies in the mobile handset industry;

•	to emphasize cost-effectiveness and manufacturability of our designs;

•	to develop high-quality handsets based on various commonly adopted platforms and to ensure flexibility of design and production modifications; and

•	to make effective use of the technologies licensed from leading global technology companies.
     As of December 31, 2007, our research and development staff consisted of 970 engineers, representing more than 71% of our total staff. As of June 11, 2008, our research and development staff was more than 67.7% of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry.
Intellectual Property
     We rely primarily on a combination of patent, trademark, trade secret protection, copyright, employee and third-party confidentiality agreements to protect our intellectual property. As of May 31, 2008, we held a total of 53 patents issued in China and 242 pending patent applications. Our issued patents and pending patent applications relate primarily to our mobile handset designs. Our policy is to seek patents that have broad application in the mobile handset design industry and that we believe will provide a competitive advantage for us. We have registered seven domain names including www.techfaithwireless.com with the Internet Corporation for Assigned Names and Numbers.
     We also rely on third-party licensors for design cell phone and module card technologies and other technologies embedded in our designs. These licenses are typically non-exclusive and royalty-accruing. If we are unable to continue to have access to these licensed technologies, our success could be adversely affected. In addition, we rely on commercially available third-party software applications in carrying on our business operations. We generally obtain these software applications from retail outlets or through third-party vendors who bundle them together with PCs and servers purchased by us. We make efforts to ensure that we have proper licenses for software applications used by us, including those provided by third-party vendors.
Competition
     The mobile handset design market is intensely competitive and highly fragmented. We face competition from other independent mobile handset design houses in China. We also face competition from in-house design teams of OEMs world-wide. In addition, we face current and potential future competition from established mobile device manufacturers, which may be in a position to design mobile handsets on their own. These suppliers include ODMs such as Arima Communications, BenQ and Compal Communications. Further, new players may enter the independent mobile handset design market in the near future.
     We compete in varying degrees on the basis of the following factors:
•	ability to design and integrate many hardware and software functions and features based on different platforms;

•	product quality and reliability;

•	cost-effectiveness;

•	economies-of-scale;

•	ability to rapidly complete a design;

•	service and customer support capabilities; and

•	customer base and customer loyalty.
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
Regulation
     This section sets forth, in the opinion of our PRC counsel, Genland Law Firm, a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.
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
     As high technology companies operating in an approved technology development zone, our subsidiaries TechFaith China, TechFaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing are entitled to an EIT rate of 15%, compared to a standard EIT rate of 33%. This classification also had the effect of exempting TechFaith China and TechFaith Beijing from paying the EIT for three years until December 31, 2005, and has reduced the EIT rates for TechFaith China and TechFaith Beijing to 7.5% during each of the two years ending December 31, 2006 and 2007 and is 12.5% during the year ending December 31, 2008. The EIT rates for TechFaith China and TechFaith Beijing will become 25% after December 31, 2008. Similarly, STEP Technologies was exempted from paying the EIT for three years until December 31, 2006, and its EIT rate was reduced to 7.5% during the year ending December 31, 2007 and is 12.5% during each of the two years ending December 31, 2008 and 2009. The EIT rate for STEP Technologies will become 25% after December 31, 2009. Techfaith Intelligent Handset Beijing is exempted from paying the EIT for three years ended December 31, 2006, 2007 and 2008 and its EIT rate is reduced to 12.5% for each of the three years ending December 31, 2009, 2010 and 2011. The EIT rate for Techfaith Intelligent Handset

Beijing will become 25% after December 31, 2011. TechFaith Shenzhen is exempted from paying the EIT for two years starting from its first profitable year, followed by a 50% reduction in the EIT rate for the succeeding three years. The EIT rate for TechFaith Shenzhen will become 25% after the tax holiday. TechFaith Shanghai was exempted from paying the EIT for two years until December 31, 2006. The EIT rate for Techfaith Shanghai will become 25% after the tax holiday. Techfaith Hangzhou, is qualified as “productive enterprise” and the relevant tax authorities have agreed to provide Techfaith Hangzhou with a two-year exemption from income tax, followed by a 50% reduction in the tax rate for the succeeding three years effective upon the first assessable profit year. TechSoft, a 100% owned subsidiary of Techsoft Holding is qualified as “productive enterprise” and the relevant tax authorities have agreed to provide TechSoft with a two-year exemption from income tax, followed by a 50% reduction in the tax rate for the succeeding three years effective upon the first assessable profit year. Techfaith Shenyang is subject to income tax at 33% on PRC taxable income. The tax rates for the years after 2007 are uncertain due to the uncertainty of the approval from relevant tax authorities.
     On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new tax law, which took effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There are enterprises that have already been established prior to the promulgation of the new law that enjoyed low tax rates according to the provisions of the tax laws and administrative regulations that were in force before the promulgation of the new law. Such enterprises may continue to enjoy the preferential tax treatments for five years after the new law is promulgated, and then gradually transition to the tax rate provided in the new law. Enterprises that enjoy the preferential treatment of tax exemption for a fixed term may continue to enjoy such treatment after the promulgation of the new law until such fixed term expires. However, for enterprises that have not yet started to enjoy the preferential tax treatments due to the fact that they have not been profitable, the term of the preferential tax treatments would start running from the year the new law is promulgated, regardless of whether or not they are profitable on such year. Preferential tax treatments will continue to be granted to entities that conduct businesses in certain encouraged sectors and to entities otherwise classified as “new and high technology enterprise,” whether foreign-invested enterprises or domestic companies. Our subsidiaries’ qualifications are subject to an annual assessment by the relevant government authority in China. Thus, our subsidiaries in China may not continue to receive such or any other preferential tax treatment. We expect that our relevant subsidiaries will apply for the “New and High-Tech Enterprise” status that will allow them a 15% tax rate under the new tax law.
     We sell a significant portion of wireless modules and smart phones from our Hong Kong subsidiary, which is now subject to 17.5% income tax in Hong Kong. We are, however, in the process of applying to the Inland Revenue Department of Hong Kong for approval that, if granted, will entitle our Hong Kong subsidiary to be effectively exempt from income tax in Hong Kong.
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
     Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, except as stipulated otherwise, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value added tax, or VAT, at a rate of 17% of the gross sales proceeds received.
Foreign Currency Exchange
     The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration for Foreign Exchange of China, or SAFE, is obtained.
     Pursuant to the Administration of the Settlement, Sale and Payment of Foreign Exchange Provisions, promulgated by the People’s Bank of China on June 20, 1996 and effective July 1, 1996, foreign investment enterprises in China may purchase foreign currency without the approval from SAFE for trade and service-related foreign exchange (subject to a cap approved by SAFE) to satisfy foreign exchange liabilities or to pay dividends. In addition, if and when they acquire companies in the middle and western areas of China and the foreign investment accounts for not less than 25% of the registered capital of such acquired companies, such acquired companies will also be entitled to enjoy the policies granted to foreign investment enterprises. However, the relevant PRC government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE.
Dividend Distribution

     The principal regulations governing distribution of dividends by wholly foreign-owned enterprises and the Chinese-foreign equity joint ventures include the Wholly Foreign-owned Enterprise Law (1986), as amended by the Decision on Amending the Law of the People’s Republic of China on Foreign-funded Enterprises (2000), and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended by the Decision of the State Council on amending of the Rules for the Implementation of the Law of the People’s Republic of China on Foreign-funded Enterprises (2001).
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
•	Techfaith Wireless Communication Technology (Beijing) Limited, or TechFaith China, which primarily designs GSM-based mobile handsets;

•	Techfaith Wireless Communication Technology (Beijing) Limited II, or TechFaith Beijing, formerly known as Beijing Centel Technology R&D Co., Ltd., which primarily designs GSM-based mobile handsets;

•	Techfaith Wireless Communication Technology (Shanghai) Limited, or TechFaith Shanghai, formerly known as Leadtech Communication Technology (Shanghai) Limited, which primarily designs CDMA mobile handsets using technology licensed from QUALCOMM;

•	STEP Technologies (Beijing) Co., Ltd., or STEP Technologies, which primarily designs GSM-based mobile handsets based on a baseband platform licensed from Texas Instruments and WCDMA mobile handsets using technology licensed from QUALCOMM;

•	Techfaith Intelligent Handset Technology (Beijing) Limited, or Techfaith Intelligent Handset Beijing, which primarily focuses on smart phones and related products; and

•	TechFaith Software (China) Limited, or TechSoft, which primarily develops application software for wireless devices.

•	Techfaith Wireless Communication Technology (Hangzhou) Limited, or Techfaith Hangzhou, which primarily focus on handsets and smart phones sales.

•	Techfaith Wireless Communication Technology (Shenyang) Limited, or Techfaith Shenyang, which focus on materials.

•	Techfaith Intelligent Handset Technology (Hong Kong) Limited, or Techfaith Hong Kong, which focuses on smart phones and handsets sales; and

•	Techfaith Wireless Communication Technology (Shenzhen) Limited, or Techfaith Shenzhen, which focuses on component sales.
     Except for TechSoft, all of our subsidiaries in China are wholly owned. TechSoft is wholly owned by a Cayman Islands holding company, which is a joint venture that is 70%-owned by us and 30%-owned by QUALCOMM.
     In March 2007, we formed a wholly owned PRC subsidiary, Techfaith Wireless Communication Technology (Shenyang) Limited, in Shenyang, China. In 2008, the Company plans to restructure Techfaith Wireless Communication Technology (Beijing) Limited II to form TechFaith Tech-Interactive Limited, a wholly owned subsidiary focusing on the development and operation of wireless application and content.

D. Property, Plants and Equipment
     As of December 31, 2007, our principal executive offices were located on premises comprising approximately 24,000 square meters in Beijing, China. We have regional offices in Shanghai, Hangzhou and Shenzhen. We plan to acquire new premises and establish our dedicated mobile handset pilot production facilities in Hangzhou. On February 11, 2007, we entered into a contract to construct a building in Hangzhou for a provisional consideration of approximately RMB80.0 million (US$11.0 million). Construction of this facility is expected to be completed in 2008 and the facility will primarily be used for research and development. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.
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
A. Operating Results
     We are one of the largest handset design and software solution providers based in China. Since our inception in 2002, we have been providing complete handset design services spanning the entire handset design cycle, which involves industrial design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. While we design GSM-based mobile handsets based on major baseband technology platforms, we introduced our first 3G handset based on the WCDMA/GSM technology platform in the third quarter of 2005 and have re-allocated most of our GSM resources to focus on 3G handset design and development. We have also launched WiFi smart phones. In June 2006, we and QUALCOMM formed TechSoft to develop software applications for wireless communication devices. We own 70% of TechSoft. From March 2006, we began to re-organize our business operations into three parts, which were (1) handset design, (2) sales of components and products, and (3) wireless software and applications. In 2007, we launched the world’s first Windows-based GSM/CDMA dual mode dual standby pocket PC phone. Components and products sold by us include feature phones, wireless modules and data cards, and smart phones that make up our ODP business. The re-organization does not affect our financial reporting for prior fiscal years.
     The mobile handset industry is characterized by shortened product life cycles, increasing competition, margin pressure for wireless handset brand owners and a growing trend toward outsourcing. We expect our business to be primarily driven by the growing mobile handset markets and the industry trend to outsource the handset design function and provision of total handset solutions to our mobile handset customers. We also expect our future revenue growth to be driven by our design contracts from new international customers and top Chinese customers and the expansion of our service offerings to cover handsets for sale internationally.
     We provide mobile handset design services to mobile handset brand owners. Our customers include leading Chinese mobile handset brand owners and international mobile handset brand owners. Although Chinese mobile handset customers fueled our initial growth, international brand owners have contributed to an increasing portion of our net revenues. We expect to increase the revenue contribution from international mobile handset customers by focusing our sales and marketing efforts to target international brand owners while retaining the top Chinese brand owners. Our design gross margins have fluctuated since our inception and are expected to continue to fluctuate as a result of a variety of factors. These factors include changes in the relative mix of our services and products and the terms at which we offer them. In order to maintain or improve our gross margin for our design services, we must reduce our unit cost through achieving greater economies-of-scale, particularly in the face of price pressures in a competitive market.
     Prior to 2006, we only designed but did not sell completed handsets. In response to customer demand, in 2006 we began selling completed smart phone handsets and in 2007 we began selling completed feature phones that we designed. We, however, did not manufacture these products ourselves, but outsourced the manufacturing to EMS providers. Sales of completed products generate a lower gross margin than sales of design services only. Products sales have increased as a portion of our total sales and we expect this trend to continue.
Major Factors Affecting Our Results of Operations
     Net Revenues. We derive our revenues primarily from mobile handset design services, and sales of components and products, including handsets and smart phones designed by us and manufactured by EMS providers, printed circuit board assemblies, or PCBAs, printed circuit boards, or PCBs, wireless modules and other electronics components for mobile handsets. Revenues from design services comprise design fees and royalty income.

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
     We recognize revenues from sales of components and products, including handsets and smart phones designed by us and manufactured by EMS providers, PCBAs, PCBs, wireless modules and other electronics components upon delivery of the components and products after all the risks and rights have passed to our customers. The customer orders the components and products from us. We then outsource the production of the products to outside manufacturers. We record the gross amounts billed to our customers as we are the primary obligor in these transactions we have latitude in establishing prices, we are involved in the determination of the service specifications, we bear the credit risk, we bear the inventory risk and we have the right to select the suppliers. Normally, full payment is required before goods are shipped. We recognize revenue for goods shipped on credit only after collection is reasonably assured.
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
     Cost of Revenues. Cost of revenues for our design fees primarily consists of part of our engineers’ compensation and benefits for the period during which they are involved in any mobile handset design project, and, to a lesser extent, product warranty expenses, costs of materials used in making handset prototypes and depreciation and amortization of intangible assets including technology licenses and royalty rights used in connection with our design services. Cost of revenues for our royalty income normally is minimal. Cost of revenues from our sales of products, including smart phones, feature phones, PCBAs and wireless modules, consists primarily of the cost of acquiring the products from EMS factories, and to a lesser extent, compensation and benefits to our staff associated with the ODP business. Cost of revenues from sales of PCBs and other component products consists of the cost of acquiring PCBs and other component products from third parties, and the costs incurred in connection with our assisting customers in installing testing equipment and lines for the testing of handsets before shipment.
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
     Under the current laws of China, the subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws, or, collectively, the PRC Income Tax Laws. Pursuant to the PRC Income Tax Laws, the foreign investment enterprises are subject to income tax on PRC taxable income at a statutory rate of 33% (comprising 30% for state income tax and 3% for local income tax) on PRC taxable income. However, preferential tax treatment as “new and high technology” companies has been agreed for Techfaith China, Techfaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing with the relevant tax authorities and effective in 2003, 2003, 2004 and 2006, respectively. In accordance with the PRC Income Tax Laws, a new and high technology company is entitled to a preferential tax rate of 15% and is entitled to a three-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years. Techfaith Shanghai is qualified as “productive enterprise” and the relevant tax authorities have agreed to provide a two-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years effective 2005. The relevant tax authorities have agreed that Techfaith Shenzhen is also qualified as “productive enterprise” and is entitled to a two-year exemption from income tax, followed by a 50% reduction in tax rate for succeeding three years beginning from the first assessable profitable year. Techfaith Hangzhou, is qualified as “productive enterprise” and the relevant tax authorities have agreed to provide Techfaith Hangzhou with a two-year exemption from income tax, followed by a 50% reduction in the tax rate for the succeeding three years effective upon the first assessable profit year. TechSoft, a 100% owned subsidiary of Techsoft Holding is qualified as “productive enterprise” and the relevant tax authorities have agreed to provide TechSoft with a two-year exemption from income tax, followed by a 50% reduction in the tax rate for the succeeding three years effective upon the first assessable profit year. As of December 31, 2007, TechSoft is in the process of applying to the relevant tax authorities for the “new and high technology” status. Applicable laws and regulations in China specify certain financial and non-financial criteria for a company to be eligible for and maintain its status as a “new and high technology enterprise.” The status of our subsidiaries in China is re-assessed on a bi-annual basis. Techfaith Shenyang is subject to income tax at 33% on PRC taxable income.
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
     Revenue Recognition.
     Our revenues are primarily derived from mobile handset design services and sales of components and products, which include the sales of feature phones, smart phones, PCBAs, PCBs, wireless modules and other electronics components. We earn our revenue mainly through design fee, royalties, and sales of products.
     Design fee. Design fee is a fixed amount paid in installments according to pre-agreed milestones. In general, three milestones are identified in our design contracts with customers. When the mobile handset design receives the approval verifying its conformity with applicable industry standards, in the case of GSM-based handsets, the full type approval, or FTA, for its conformity with GSM standards, we achieve the first milestone with respect to the design. When the mobile handset design receives regulatory approval for its use in the intended country, in the case of China, a China type approval, or CTA, we achieve the second milestone. When the customer accepts the mobile handset design and is ready to begin mass production of mobile handsets based on our design, we achieve the last milestone, which we refer to as shipping acceptance, or SA. The handset design process normally includes hardware, software, mechanical engineering design, testing and quality assurance, pilot production, production support and other incidental support requested by customers. Because the software element of the handset has been deemed more than incidental for the handset design process taken as a whole, we recognize revenues in accordance with Statement of Position, or SOP, 97-2. The handset design process requires significant production, development and customization of software, accordingly, as prescribed by SOP97-2, revenue is recognized using the percentage of completion method in accordance with SOP81-1, “Accounting for Performance of Construction Type and Certain Performance Type Contracts”. We recognize revenue only upon achievement of each milestone (i.e. FTA, CTA and SA), which is consistent with the use of an output measure. The milestones can vary depending on the customers’ requirements. The percentage of completion designated for each milestone, however, is the percentage that would be obtained by using an input measure (i.e. labor hours and other relevant costs incurred). We believe that designating the percentage of completion for each milestone based on labor hours and other relevant costs incurred, as opposed to by reference to the amounts that become billable at the milestone, is more reflective of the progress completed through the date of the milestone. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the milestone has been achieved and/or accepted by the customer.
     In 2006, we began to expand our international customer base by developing handsets on new technology platforms. These international customers might not subject to the PRC certification standards mentioned above, namely FTA and CTA, but the pre-agreed milestones stipulated by contract, such as engineering prototype, or EP, semi-production, or SP and pilot production, or PP. Achievement of these milestones is independently verified by customers before revenue is recognized.
     Royalty. In addition to design fee, we also charge royalty to certain customers. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured or sold by a customer. Royalty income is recognized when the confirmation of manufacturing or selling volume is obtained from customers.
     Component and product sales. Revenue from sales of components and products, including handsets and smart phones designed by us and manufactured by EMS providers, PCBAs, PCBs, wireless modules and other electronics components is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred.
     Service income. Revenue from providing mobile handset test outsourcing services is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which performance has occurred.
     Income taxes
     We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such change occurred.
     On January 1, 2007, we adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” And the adoption of FIN48 had no significant impact on the Group’s accounting for income taxes for the year ended December 31, 2007.
     Goodwill
     Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We use a two-step impairment test to identify potential goodwill impairment and recognize a goodwill impairment loss in the statement of operations when the carrying amount of goodwill exceeds its implied fair value. We perform all goodwill impairment tests for each reporting unit in the fourth quarter of each year. The latest goodwill impairment tests were performed in the fourth quarter of 2007 and no impairment losses were recognized.
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

	For the Year Ended December 31,
	2005	2006	2007
	(In thousands)
Consolidated Statement of Operations Data
Net revenues:
Design fees	$63,020	$29,864	$26,042
Royalty income	15,651	7,674	7,772
Component and product sales	11,439	43,266	109,577
Service income	—	—	53

Total net revenues	$90,110	$80,804	$143,444

Cost of revenues:
Design fees	$26,258	$19,998	$16,882
Royalty income	—	—	—
Component and product sales	8,803	35,107	87,884
Service cost	—	—	29

Total cost of revenues	$35,061	$55,105	$104,795

Gross profit:
Design fees	$36,762	$9,866	$9,160
Royalty income	15,651	7,674	7,772
Component and product sales	2,636	8,159	21,693
Service income	—	—	24

Total gross profit	$55,049	$25,699	$38,649

Operating expenses:
General and administrative	$(9,574)	$(15,110)	$(13,142)
Research and development	(3,447)	(21,970)	(30,876)
Selling and marketing	(1,269)	(2,260)	(3,422)
Leasehold improvement impairment	—	(1,388)	—

Total operating expenses	$(14,290)	$(40,728)	$(47,440)

Government subsidy income	—	180	1,734

(Loss) income from operations	$40,759	$(14,849)	$(7,057)
Total other income, net	2,149	4,741	3,442
Income taxes	(54)	(100)	(6)
Minority interests	(1,469)	1,808	1,200

Equity in loss of an affiliate	—	(393)	(851)

Net (loss) income	$41,385	$(8,793)	$(3,272)
Comparison of the Year Ended December 31, 2006 and the Year Ended December 31, 2007
Net Revenues

     Our net revenues increased by 77.5% from US$80.8 million in 2006 to US$143.4 million in 2007. The increase was primarily attributable to a substantial increase in net revenues from component and product sales. In 2007, we allowed one of our new customers to return a newly developed product that was sold, delivered and for which revenues were recognized in 2006. This return was booked in 2007 as a reduction of revenue and cost of revenue by approximately US$2.6 million and US$2.0 million, respectively. This is not our common practice but is a special negotiated arrangement that we made with the intent to maintain a good and long-term relationship with the customer.
     Design Fees. Our net revenues from design fees decreased by 12.8% from US$29.9 million in 2006 to US$26.0 million in 2007 because of a decrease in the volume of our design contracts.
     Royalty Income. Our royalty income increased by 1.3% from US$7.7 million in 2006 to US$7.8 million in 2007.
     Component and Product Sales. Revenues from our component and product sales increased by 153.3% from US$43.3 million in 2006 to US$109.6 million in 2007. The increase was primarily due to the fact that the new models of feature phones and smart phones attracted new customers and our feature phone solution started to contribute to product sales as a result of contracts from regional distributors and international carriers in 2007.
Cost of Revenues
     Cost of revenues increased substantially by 90.2% from US$55.1 million in 2006 to US$104.8million in 2007. The increase was primarily attributable to a substantial increase in cost of revenues for products sales which had a lower margin, slightly offset by a decrease in cost of revenues for design fees.
     Design Fees. Cost of revenues for design fees decreased by 15.6% from US$20.0 million in 2006 to US$16.9 million in 2007, which was due to the shift in our focus from design fees to components and products sales.
     Royalty Income. We did not incur any cost of revenues for royalty income in both 2007 and 2006.
     Component and Product Sales. Cost of revenues for component and product sales increased by 150.4% from US$35.1 million in 2006 to US$87.9 million in 2007. The increase was due primarily to the substantial increases in feature phone sales from 2006 to 2007.
Gross Profit
     Our gross profit was US$38.6 million in 2007, compared to US$25.7 million in 2006, representing gross margins of 26.9% and 31.8%, respectively.
     Design Fees. Our gross profit for design fees was US$9.2 million in 2007, compared to US$9.9 million in 2006, representing gross margins of 35.2% and 33.0%, respectively.
     Royalty Income. Our gross profit for royalty income was US$7.8 million in 2007, compared to US$7.7 million in 2006, representing gross margins of 100% and 100%, respectively.
     Component and Product Sales. Our gross profit from component and product sales was US$21.7 million in 2007, compared to US$8.2 million in 2006, representing gross margins of 19.8% and 18.9%, respectively.
Operating Expenses
     Operating expenses increased from US$40.7 million in 2006 to US$47.4 million in 2007. The increase was due primarily to an increase in research and development expenses and, to a lesser extent, an increase in selling and marketing expenses, and slightly offset by a decrease in general and administrative expenses.
     General and Administrative. General and administrative expenses decreased from US$15.1 million in 2006 to US$13.1 million in 2007. The decrease was due primarily to a decrease in allowance for doubtful accounts.
     Research and Development. Research and development expenses increased substantially from US$22.0 million in 2006 to US$30.9 million in 2007. The increase was due primarily to our continuous investment in emerging technologies and development of handset and smart phone products which could be sold through our ODP business.
     Selling and Marketing. Selling and marketing expenses increased by 51.4% from US$2.3 million in 2006 to US$3.4 million in 2007. The increase was due primarily to an increase in our selling and marketing activities as we expanded our efforts to market and sell our services and products.
     Leasehold Improvement Impairment. Leasehold improvement impairment was US$ nil in 2007, compared to US$1.4 million in 2006.
Government Subsidy Income

     We recorded government subsidy income of US$1.7 million in 2007 as compared to US$0.2 million in 2006. In order to encourage companies to invest in advanced technology research and development, the PRC government grants subsidies. We recognize the revenue when the R&D projects that have been subsidized are completed, accepted by the government agency and certifications of acceptance have been issued to the company. The increase in government subsidy income was due to the completion of more government subsidy projects in 2007 as compared to 2006. Six projects were completed and accepted in 2007, while only one project was completed in 2006.
Other Income, Net
     We recorded other income, net of US$3.4 million in 2007 as compared to US$4.7 million in 2006, primarily due to a decline in interest income as our cash and cash equivalent balance decreased in 2007.
Net Income
     As a result of the cumulative effect of the foregoing factors, we incurred a net loss of US$3.3 million in 2007, as compared to US$8.8 million in 2006.
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
     Design Fees. Cost of revenues for design fees decreased by 23.8% from US$26.3 million in 2005 to US$20.0 million in 2006, primarily as a result of the substantial decrease in revenues from design fees.
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
     Design Fees. Our gross profit for design fees was US$9.9 million in 2006, compared to US$36.8 million in 2005, representing gross margins of 33.0% and 58.3%, respectively. The decrease in gross margin was primarily the result of a decrease in the average design fees per project and the decrease in the number of projects in 2006 as compared to 2005.
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
Government Subsidy Income
     We recorded government subsidy income of US$0.2 million in 2006 as compared to nil in 2005.
Other Income, Net
     We recorded other income, net of US$4.7 million in 2006 as compared to other income, net of US$2.1 million in 2005, primarily due to an increase in interest income and decrease in expenses related to change in the fair value of put and call option.
Net Income
     As a result of the cumulative effect of the foregoing factors, we incurred a net loss of US$8.8 million in 2006, while we recorded a net income of US$41.4 million in 2005.
B. Liquidity and Capital Resources
     The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
Net cash (used in) provided by operating activities	$16,950	$5,434	$(19,353)
Net cash used in investing activities	(5,529)	(30,212)	(13,279)
Net cash provided by (used in) financing activities	89,259	(1,953)	—
Effect of exchange rate changes	1,441	2,696	4,214
Net (decrease) increase in cash and cash equivalents	102,121	(24,035)	(28,418)
Cash and cash equivalents at beginning of period	35,086	137,207	113,172
Cash and cash equivalents at end of period	$137,207	$113,172	$84,754
     We have financed our operations through cash generated from our operating activities and securities issuances, including our initial public offering in May 2005. As of December 31, 2007 and December 31, 2006, we had US$84.8 million and US$113.2 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and bank deposits with terms of three months or less. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash resources beyond the next 12 months due to higher than expected growth in our business or other changing business conditions or future developments, including any possible investments or acquisitions. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.
     The ability of our subsidiaries in China to convert RMB into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of relevant PRC government authorities. TechFaith is a holding company and has no present plan to pay any cash dividends on its ordinary shares in the foreseeable future. See “Item 8. Financial Information — Consolidated Statements and Other Financial Information — Dividend Policy.” Nor does TechFaith have any loans or any other outstanding debts. Accordingly, we believe that the impact of PRC foreign exchange regulations on TechFaith’s ability to meet its cash obligations is minimal.
     Operating Activities. Net cash provided by (used in) operating activities decreased substantially from US$5.4 million in 2006 to US$(19.4) million in 2007, due to an increase in our inventory levels. Net cash provided from operating activities decreased substantially from US$17.0 million in 2005 to US$5.4 million in 2006, due to the decrease in revenue, the increase in cost of revenues and operating expenses.
     In connection with our design services, our customers typically pay us a portion of design fees immediately after the design contract is executed. We account for such fees as deferred revenue only until a pre-agreed milestone has been reached. Deferred revenue decreased from US$5.4 million in 2006 to US$1.5 million in 2007. The decrease was mainly due to the recognition of revenue from more design projects. Deferred revenue increased fromUS$1.8 million in 2005 to US$5.4million in 2006. The increase was mainly due to the upfront design fees paid by one international customer.
     In connection with sales of components and products, our customers typically pay us a portion of the selling price before the components and products are delivered. We account for such prepayment as advance from customers until all the risks and rights associated with the products and the components have been passed to our customers. Advance from customers increased from US$5.2 million in 2006 to US$7.5 million in 2007. The increase was due primarily to upfront products fees paid by customers. Advance from customers increased from US$0.4 million in 2005 to US$5.2million in 2006. The increase was due primarily to upfront products fees paid by customers in 2006.
     Our accounts receivable amounted to US$34.1 million, US$37.2 million and US$40.0 million as of December 31, 2005, 2006 and 2007, respectively. Our inventories amounted to US$5.0 million, US$8.5 million and US$50.8 million as of December 31, 2005, 2006 and 2007, respectively.
     Investing Activities. Net cash used in investing activities substantially decreased from US$30.2 million in 2006 to US$13.3 million in 2007. The substantial decrease in our investing activities in 2007 was due primarily to the purchase of significantly less fixed assets and decreases in restricted cash. Net cash used in investing activities substantially increased from US$5.5 million in 2005 to US$30.2 million in 2006. The substantial increase in our investing activities in 2006 was due primarily to investment in an affiliate and purchase of fixed assets.
     Financing Activities. Net cash used by financing activities decreased from US$2.0 million in 2006 to US$ Nil in 2007. The decrease in our financing activities in 2007 was primarily as a result of there not being any financial activities undertaken in 2007. Net cash used by financing activities was US$2.0 million in 2006 while net cash provided by financing activities was US$89.3 million in 2005. This change in 2006 was primarily due to US$3.0 million capital contribution provided by QUALCOMM and US$4.6 million used in repurchasing our ordinary shares from the open market.
     Our capital expenditures amounted to US$9.4 million, US$23.8 million, and US$13.2 million in 2005, 2006 and 2007, respectively. Our historical capital expenditure consisted principally of purchases of software, machinery, equipment and other items related to our mobile handset design services. We incurred capital expenditures totaling approximately US$13.2 million in 2007, which primarily consisted of plant and machinery, furniture, fixtures and equipment.
     Our capital expenditure plan for 2008 is US$7.5 million, which primarily consists of the purchase of plant, license and equipment.
C. Research and Development, Patents and Licenses, etc.
     See “Item 4. Information on the Company — B. Business Overview.”
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Contractual Obligations
     The following table sets forth our contractual obligations as of December 31, 2007:

		Payment Due by Period
		Less Than 1	1-3	3-5	More Than 5
Contractual Obligations	Total	Year	Years	Years	Years
	(In thousands of $)
Operating lease obligations	532	532	—	—	—
License fee payment obligations	2,176	1,676	500	—	—
Purchase obligations (1)	1,964	1,511	453	—	—
Total	4,672	3,719	953	—	—

(1)	Purchase obligations relating to the purchase of plant, machinery and equipment.

Other than the contractual obligations set forth above, we do not have any long-term commitments.
G. Safe Harbor
     This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. A number of business risks and uncertainties could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties relate to:
•	our limited operating history as a mobile handset design and software solution provider;

•	our ability to effectively manage our growth;

•	decrease in demand for pure design services by mobile handset brand owners;

•	our ability to acquire and retain additional international mobile handset brand owners as our customers;

•	our ability to design new mobile handset models and provide software solutions in a timely and cost-efficient manner to meet our customers’ demands; and

•	other risks outlined in this annual report on Form 20-F.
     We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information—Risk Factors.” We do not undertake any obligation to update the forward-looking statements except as required under applicable law.
H. Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal years beginning after November 15, 2008 for certain non-financial assets and liabilities), and interim periods within those fiscal years. We do not expect the adoption of SFAS 157 to have a significant effect on our consolidated financial statements.
In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115”. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We do not expect the adoption of SFAS 159 will have a significant effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS 141R, “Business Combination”, to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We have not yet begun the process of assessing the potential impact the adoption of SFAS No. 141R may have on our consolidated financial position or results of operations.
In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We have not yet begun the process of assessing the potential impact the adoption of SFAS 160 may have on our consolidated financial position or results of operations.
In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We have not yet begun the process of assessing the potential impact the adoption of FASB No. 161 may have on our consolidated financial position or results of operations.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Defu Dong	37	Chairman and Chief Executive Officer
Jy-Ber Gilbert Lee	52	Director, President and Chief Operating Officer
Baozhuang (Bob) Huo	37	Director, Deputy Chief Executive Officer
Hung Hsin (Robert) Chen	62	Independent Director
Ken Lu	45	Independent Director
Sui Ling	52	Independent Director
Hui (Tom) Zhang	35	Independent Director
Christopher Patrick Holbert	37	Chief Financial Officer
Changke He	46	Chief Technology Officer
Yibo Fang	39	President of STEP Technologies
Xiaonong Cai	38	Vice President
Executive Directors
     Mr. Defu Dong has been the Chairman and Chief Executive Officer of our company since our inception. Prior to founding our company in July 2002, Mr. Dong co-founded Beijing Sino-Electronics Future Telecommunication R&D, Ltd., or SEF, a mobile handset design house, in February 2001. He was a director, shareholder and the Chief Executive Officer of SEF from its inception until July 2002. Mr. Dong worked at Motorola (China) as a sales manager from 1997 to 2001. Prior to joining Motorola (China), Mr. Dong was a sales manager at Mitsubishi (China) for one year. Mr. Dong received his bachelor’s degree in mechanical engineering from Chongqing University in China in 1994.
     Dr. Jy-Ber Gilbert Lee is a director of our company and has been our President and Chief Operating Officer since February 2006. He was our independent director from May 2005 to February 2006. Prior to joining our company, Dr. Lee was the deputy general manager of the Guangdong branch of China Netcom Corp., a subsidiary of China Netcom Group. From June 2001 to February 2004, Dr. Lee was the Managing Director of Sales of China Netcom Corp. From July 2000 to May 2001, Dr. Lee was a Vice President of Motorola Inc., and Deputy General Manager of Global Telecom Solution, Greater China. Dr. Lee received his bachelor’s degree in mechanical engineering from National Taiwan University in 1977, his master’s degree in energy engineering and his Ph.D. degree in mechanical engineering from the University of Illinois.
     Mr. Baozhuang (Bob) Huo is a director of our company and has been the Deputy Chief Executive Officer since March 2006. From August 2005 to February 2006, Mr. Huo was the President of our company. From January 2004 until August 2005, Mr. Huo was the President of TechFaith Beijing. From March 2003 to December 2003, Mr. Huo was the Chief Executive Officer of Beijing Qidi, a mobile handset design house of which we owned a 49% interest until September 2003. From January 2003 to March 2003, Mr. Huo worked at Foxconn as an R&D manager. From January 2001 to December 2002, Mr. Huo was a hardware design manager of CECW, a mobile handset design house. Prior to that, Mr. Huo worked at Motorola (China) as an RF project manager for four years. Mr. Huo received his bachelor’s degree and master’s degree in electro magnetic field and microwave engineering from the University of Electronic Science and Technology of China in 1994 and 1998, respectively.
Independent Directors
     Mr. Hung Hsin (Robert) Chen has been our independent director since September 2005. Mr. Chen works at SangFei Consumer Communications Co., Ltd, or SangFei, a joint venture between Philips and China Electronics Corporation, which produces mobile phones and MP3 players for OEMs and ODMs. Mr. Chen had been the general manager of SangFei and a senior consultant of Philips China for nine years. Prior to joining SangFei, Mr. Chen was a general manager of National Semiconductor China, a joint venture with National Semiconductor. Mr. Chen has over 30 years experience in the consumer electronic products and wireless terminals industries. Mr. Chen received his bachelor’s degree from Taiwan National Cheng Kung University in 1969.
     Dr. Ken Lu has been our independent director since August 2006. Dr. Lu is the founder and managing director of APAC Capital Advisors Limited, an investment management company focusing on the Greater China markets. Prior to founding APAC Capital, Dr. Lu worked as a research analyst at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston, or CSFB). He served as the Head of China Research at CSFB from October 2001 to May 2004, managing a team of over 10 research analysts and directing CSFB’s overall China research products. Mr. Lu also serves on the boards and audit committees of Asia Info Holdings, Inc., a company listed on the Nasdaq Global Market, Enerchina Holdings Ltd, Kasen International Holdings Ltd and Spreadtrum Communications, Inc., a company listed on the Nasdaq Global Market. He received his bachelor’s degree from the Beijing University, his master’s degree from the Brigham Young University, and his Ph. D. degree in finance from the University of California, Los Angeles.
     Ms. Sui Ling has been our independent director since August, 2007. Ms. Sui is a partner and general manager of CFO Resource, a financial consulting company since May 2008. From November 2007 to February 2008, Ms. Sui was vice president of Hangzhou Casa Limited, a heating equipment manufacturing company. Prior to that Ms. Sui was the vice chairman of the Human Resource Association for Chinese & Foreign Enterprises in Beijing. Ms. Sui served as the assistant to the Chief Executive Officer and general manager of the group finance department of China Netcom (Group) Company Ltd. from 2004 to 2007 and vice president and financial controller of China Netcom Corporation Ltd. from 1999 to 2004. Prior to that, Ms. Sui worked with Motorola for six years as the service operation controller in the personal communication sector. Ms. Sui received her bachelor’s degree in finance and banking from Northeast University of Finance & Economics in China in 1978.
     Dr. Hui (Tom) Zhang has been our independent director since April 1, 2006. Dr. Zhang is a co-founder and Chief Executive Officer of Innofidei Inc., a fabless semiconductor company in China founded in 2006. Dr. Zhang was a co-founder of Vimicro International (Nasdaq: VIMC). He also serves as an independent director of KongZhong Corporation and Qiaoxing Mobile. He is secretary general of the Mobile Multimedia Technology Alliance. Dr. Zhang received his bachelor’s degree from the University of Science & Technology of China and his Ph.D. degree in electrical engineering from the University of California at Berkeley. He received the 2005 University of California at Berkeley Outstanding Engineering Alumni Award.
Other Executive Officers
     Mr. Christopher Patrick Holbert has been our Chief Financial Officer since July 1, 2006. Mr. Holbert served as Director of Finance for CDC Corporation, where he managed Nasdaq and SEC reporting, the Sarbanes-Oxley compliance and other finance operations. Prior to this role, Mr. Holbert served as Director of Sarbanes-Oxley Compliance at CDC Corporation, and Vice President of Finance at CDC’s Newpalm China subsidiary. Earlier in his career, Mr. Holbert worked as an auditor and consultant at Deloitte Touche Tohmatsu at its New York and Taipei offices. Mr. Holbert received his bachelor’s degree with a concentration in accounting from Bowie State University in Maryland and is a New York state licensed CPA.
     Mr. Changke He is the Chief Technology Officer of our company. He previously served as the President of STEP Technologies from May 2004 to February 2005, and was a director of our company. Prior to joining us in September 2002, Mr. He worked at SEF for three months. From 1995 to May 2002, Mr. He worked at Motorola (China) as an RF engineer. Mr. He received his bachelor’s degree in automatic control and computer engineering from China Central Polytechnic College in 1982 and his master’s degree in electronics and automatic engineering from Tianjin University in China in 1990.
     Mr. Yibo Fang is the President of STEP Technologies. From August 2002 to March 2005, Mr. Fang was the Vice President and Chief Technology Officer of TechFaith China. Before joining our company in August 2002, Mr. Fang worked at SEF for five months as a hardware director. From August 2001 to January 2002, Mr. Fang worked at ZT Telecom as a hardware engineer. From 1995 to July 2001, Mr. Fang worked at Motorola (China) as a hardware engineer. Mr. Fang received his bachelor’s degree in electrical engineering and applied electronic technology from Tsinghua University in China in 1991.
     Mr. Xiaonong Cai is a Vice President of our company. Before joining our company in August 2003, Mr. Cai worked as a sales manager at Motorola (China). Mr. Cai received his bachelor’s degree in economics from Tsinghua University in China in 1992 and his MBA degree from Peking University in China in 2002.

     The business address of our directors and executive officers is c/o China Techfaith Wireless Communication Technology Limited, Tower D2, IT Park, Electronic Town, No. 10A, Jiu Xian Qiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.
B. Compensation of Directors and Executive Officers
     In 2007, the aggregate cash compensation and benefits that we paid to our executive officers, including all the directors, was approximately US$1.32 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
Share Incentives
     In 2005, our board of directors and our shareholders approved a 2005 share incentive plan, or the 2005 plan, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. A total of 40,000,000 ordinary shares have been reserved for issuance under the 2005 plan, under which 131,636 options and 644,090 restricted shares were issued as of June 11, 2008. Our future grants of share incentives will be made pursuant to the 2005 plan.
     The following table summarizes, as of June 11, 2008, the outstanding options granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan.

	Ordinary
	Shares
	Underlying
	Options	Exercise Price	Date of	Date of
	Granted	(US$/Share)	Grant	Expiration
Jy-Ber Gilbert Lee	131,636	1.083	August 13, 2005	August 13, 2015

Total	131,636
     The following table summarizes, as of June 11, 2008, the restricted shares granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan

	Ordinary
	Shares
	Underlying
	the Restricted	Purchase
	Shares	Price		Vesting
	Granted	(US$/Share)	Date of Grant	Schedule
Christopher Patrick Holbert	315,000	—	July 1, 2006	(1)
Hung Hsin (Robert) Chen	65,818	—	August 12, 2006	(2)
Ying Han	65,818	—	August 12, 2006	(3)
Hui (Tom) Zhang	65,818	—	August 12, 2006	(3)
Ken Lu	65,818	—	November 11, 2006	(4)
Sui Ling	65,818	—	August 11, 2007	(5)

Total	644,090

(1)	One third of the restricted shares will vest every twelve months after the grant date;

(2)	100% of the restricted shares vested immediately on the grant date;

(3)	50% of the restricted shares vested immediately on the grant date, and the remaining 50% of the restricted shares vested on April 1, 2007;

(4)	50% of the restricted shares vested immediately on the grant date, and the remaining 50% of the restricted shares vested on November 1, 2007.

(5)	One quarter of the restricted shares vested immediately on the grant date, and the remaining three quarters to be vested on August 12, 2008, 2009 and 2010 averagely.

     The following paragraphs describe the principal terms of the 2005 plan.
     Types of Awards. We may grant the following types of awards under our 2005 plan:
•	our ordinary shares;

•	options to purchase our ordinary shares;

•	restricted shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;

•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;

•	share appreciation rights, which provide for the payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.
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
C. Board Practices
     In 2007, our directors held meetings or passed resolutions by unanimous written consent four times. Each director participated in all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules.
Committees of the Board of Directors
     Audit Committee . Our audit committee reports to the board regarding the appointment of our independent auditors, the scope of the annual audits, the fees paid to our independent auditors, the results of our annual audits, compliance with our accounting and financial policies and management’s procedures, policies relating to the adequacy of our internal accounting controls and pre-approval of non-audit services rendered to us by our independent auditors. In 2007, our audit committee held four meetings.
     Our audit committee currently consists of Messrs. Ken Lu, Robert Chen and Ms. Shelley Sui, all of whom meet the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act. Each of them also meets the independence definition under Rule 4200 of the Nasdaq Rules. Mr. Ken Lu and Ms. Shelley Sui are “financial experts” as defined under the Nasdaq Rules.
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
     Our compensation committee currently consists of Messrs. Hui (Tom) Zhang and Robert Chen, both of whom meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules. In 2007, our compensation committee held two meetings.
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
     Our corporate governance and nominating committee currently consists of Messrs. Hui (Tom) Zhang and Robert Chen, both of whom meet the “independence” definition under the Nasdaq Rules. In 2007, our corporate governance and nominating committee held one meeting.
Duties of Directors
     Under Cayman Islands laws, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.
Terms of Directors and Officers
     All directors hold office until the expiration of their terms and until their successors have been duly elected and qualified. A director may only be removed by our shareholders at any time before the expiration of his term. Officers are elected by and serve at the discretion of the board of directors.
D. Employees
     As of December 31, 2007, we had 1,363 employees, including 1,226 in research and development and supportive function, 69 in selling and marketing and 68 in management and administration. The number of our employees was subsequently reduced in May 2007 due to an organizational restructuring.
E. Share Ownership
     As of both December 31, 2007 and June 11, 2008, 649,913,136 ordinary shares of our company were outstanding, excluding shares issuable upon exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of June 11, 2008, by each of our directors and executive officers.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Directors and Executive Officers:
Defu Dong (3)	249,250,000	38.4%
Christopher Patrick Holbert (4)	210,000	*
Jy-Ber Gilbert Lee (5)	131,636	*
Hung Hsin (Robert) Chen (6)	65,818	*

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Hui (Tom) Zhang (7)	65,818	*
Ken Lu (8)	65,818	*
Sui Ling (9)	16,455	*
All directors and executive officers as a group (10)	249,805,545	38.4%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 649,913,136, being the number of ordinary shares outstanding as of June 11, 2008, and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after June 11, 2008, or the number of restricted shares held by such person or group, if any, that will fully vest within 60 days after June 11, 2008, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after June 11, 2008 by option or other agreement.

(3)	Includes 165,750,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust, and 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust. Mr. Defu Dong is the sole director of each of Oasis Land Limited and Helio Glaze Limited, with the sole power to vote on behalf of Oasis Land Limited and Helio Glaze Limited on all matters of TechFaith requiring shareholder approval. The business address for Defu Dong is Tower D2, IT Park, Electronic Town, No. 10A, Jiu Xian Qiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.

(4)	Includes 210,000 restricted shares that were granted to Christopher Patrick Holbert on July 1, 2006 and that will fully vest within 60 days after June 11, 2008.

(5)	Includes 131,636 ordinary shares that were issuable upon exercise of options exercisable within 60 days after June 11, 2008 held by Mr. Lee.

(6)	Includes 65,818 restricted shares that were granted to Robert Chen on August 12, 2006, the previous granted 131,636 share options were cancelled accordingly.

(7)	Includes 65,818 restricted shares that were granted to Hui (Tom) Zhang on August 12, 2006.

(8)	Includes 65,818 restricted shares that were granted to Ken Lu on November 11, 2006.

(9)	Includes 16,455 restricted shares that were granted to Sui Ling on August 11, 2007.

(10)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Defu Dong, Christopher Patrick Holbert , Jy-Ber Gilbert Lee, Hung Hsin (Robert) Chen, Sui Ling, Hui (Tom) Zhang and Ken Lu.
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of June 11, 2008, by each of our principal shareholders.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)

Principal Shareholders:
Hongmei Yue (3)	99,250,000	15.3%
Fidelity Management & Research Company (4)	66,806,940	10.3%
Lin Dong (5)	35,009,655	5.4%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 649,913,136, being the number of ordinary shares outstanding as of May 31, 2008, and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after May 31, 2008, or the number of restricted shares held by such person or group, if any, that will fully vest within 60 days after May 31, 2008, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after May 31, 2008 by option or other agreement.

(3)	Includes 82,500,000 ordinary shares held by Bright Garnet Limited, which is ultimately 98%-owned by The Faith’s Trust and 2%-owned by Liu’s Offshore Trust, and 16,750,000 ordinary shares held by Geranium Joy Limited, which is ultimately owned by He’s Offshore Trust. Ms. Hongmei Yue is the sole director of each of Bright Garnet Limited and Geranium Joy Limited, with the sole power to vote on behalf of Bright Garnet Limited and Geranium Joy Limited on all matters of TechFaith requiring shareholder approval. The business address for Hongmei Yue is c/o Raymond Song, Tower D2, IT Park, Electronic Town, No. 10A, Jiu Xian Qiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.

(4)	Includes 66,806,940 ordinary shares held by Fidelity Management & Research Company, which is a wholly owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The business address for Fidelity Management & Research Company is 82 Devonshire Street, Boston, Massachusetts 02109.

(5)	Includes 35,009,655 ordinary shares held by Crossvine Assets Limited, which is ultimately owned by Dong’s 2 Family Trust. Mr. Lin Dong is the sole director of Crossvine Assets Limited with the sole power to vote on behalf of Crossvine Assets Limited on all matters of TechFaith requiring shareholder approval. The business address for Lin Dong is Room 1106, No. 103, Wang Jing, Li Zhe Xi Yuan, Chao Yang District, Beijing, People’s Republic of China.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     Please refer to “Item 6. Directors, Senior Management and Employees —E. Share Ownership.”
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
     Demand Registration Rights. At any time commencing six months after our company’s initial public offering, holders of a majority of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities, except other than pursuant to a registration statement on Form F-4 or S-8, so long as the aggregate amount of securities to be sold under the registration statement exceeds $5.0 million. However, we are not obligated to effect any such demand registration if we have within the six-month period preceding the demand already effected a registration or if such holders had an opportunity to be included in a registration pursuant to their piggyback registration rights. We have the ability to delay or withdraw the filing of a registration statement for up to 90 days if our board of directors determines there is a valid business reason to delay such filing. We are not obligated to effect such demand registrations on more than two occasions.
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
Transactions with QUALCOMM
     In March 2006, we entered into a joint venture with QUALCOMM by incorporating a Cayman Islands holding company named TechFaith Software (China) Holding Limited. QUALCOMM and we hold 30% and 70%, respectively, of this holding company’s shares. In

June 2006, TechFaith Software (China) Holding Limited, or Techsoft Holding, formed a company, TechFaith Software (China) Limited, or TechSoft, in China to develop application software for wireless devices. Pursuant to an agreement entered into on March 22, 2006 in relation to this joint venture with QUALCOMM, TechSoft will receive a total of US$25 million in funding from QUALCOMM and us and non-cash in-kind contributions including software and licenses. TechSoft is based in Beijing and Hangzhou, China. As of December 31, 2007, TechSoft has received total cash injection of US$10 million.
     We became QUALCOMM’s first independent handset design house partner in China, following an investment announced in April 2004. Initially focusing on 3G CDMA mobile handsets, TechSoft will operate as an independent entity.
Transactions with NEC
     On September 26, 2003, we entered into a joint venture agreement with NEC for the establishment of STEP Technologies (Beijing) Co., Ltd., or STEP Technologies, which was formed in November 2003. We contributed US$4.2 million and NEC contributed US$1.8 million as the registered capital of STEP Technologies, in return for a 70% and 30% equity interest in STEP Technologies, respectively. Pursuant to the joint venture agreement, NEC’s consent is required for certain matters of STEP Technologies, including amendment of the articles of association, profit distribution or loss treatment, sale or transfer of intangible assets, and investment in any other entity. On March 31, 2007, Techfaith BVI entered into a share transfer agreement with NEC to purchase the 30% equity interest in STEP Technologies held by NEC. After the acquisition, STEP Technologies became our wholly owned subsidiary.
     Since March 2003, we have entered into several business contracts with Wuhan NEC, a PRC subsidiary of NEC, pursuant to which we have provided mobile handset design services to Wuhan NEC. In 2003, 2004, 2005, 2006 and 2007, we derived net revenue of approximately US$4.1 million, US$14.9 million, US$40.6 million, US$8.8 million and US$3.4 million, respectively, from these business contracts. We entered into additional business contracts with NEC and its subsidiaries after completion of our initial public offering.
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
     In 2003, 2004, 2005, 2006 and 2007, we reimbursed SEF an aggregate amount of US$0.55 million, US$ nil million, US$ nil million, US$ nil and US$ nil, respectively, for certain staff remuneration that SEF paid on behalf of our company before we established our statutory employee welfare reserve system under PRC law.
Transactions with Techfaith Technology and Kang Mu Ni
     In 2007, we purchased raw materials from our related parties, Techfaith Technology (Shenyang) Ltd., or Techfaith Technology, and Kang Mu Ni Electronics (Hang Zhou) Ltd., or Kang Mu Ni, for approximately US$34,000 and US$523,000, respectively.
     As of December 31, 2007, amounts due from related parties are as follows:

Year ended
December 31, 2007
(in thousands)

Techfaith Technology	$1,047
Kang Mu Ni	54

$1,101

     As of December 31, 2007, amount due to related party is as follows:

Year ended
December 31, 2007
(in thousands)

Kang Mu Ni	$201

Transactions with an Employee
     In 2005, we sold component products to a corporate customer, in which 30% of shareholding is owned by an employee of us. Total net revenues from this corporate customer amounted to US$1,622, US$ nil and US$ nil for 2005, 2006 and 2007, respectively, and the related accounts receivable as of December 31, 2005, 2006 and 2007 was US$1,622, US$ nil and US$ nil, respectively.
     On October 20, 2003, TechFaith China, our director Mr. Defu Dong, our then director Mr. Jun Liu and our officer Mr. Yibo Fang entered into a patent application transfer agreement pursuant to which Mr. Defu Dong, Mr. Jun Liu and Mr. Yibo Fang agreed to transfer to TechFaith China without payment a patent application dated July 17, 2003 related to a new mobile handset design named “Baby Handset.”
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
     Subject to Cayman Islands Companies Law, our board of directors may from time to time declare dividends on shares in issue. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
     Since our inception, we had historically focused our resources primarily on providing mobile handset design services to meet our customers’ demand. From March 2006, we began to re-organize our business operations into three parts, which were (1) handset design, (2) sales of components and products, and (3) wireless software and applications. Components and products sold by us include feature phones, wireless modules and data cards, and smart phones that are in ODM model.
Item 9. The Offer and Listing
A. Offer and Listing Details
     Our ADSs, each representing 15 of our ordinary shares, have been listed on the Nasdaq Global Market since May 5, 2005. Our ADSs are traded under the symbol “CNTF.”
     For 2007, the trading price of our ADSs on Nasdaq ranged from $4.01 to $11.13 per ADS.
     The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) the years 2006 and 2007; (2) the first quarter in 2008, all quarters in 2006 and 2007; and (3) each of the past six months.

	Sales Price
	High	Low
Annual High and Low
2006	18.00	6.58
2007	11.13	4.01
Quarterly Highs and Lows
First Quarter 2006	18.00	10.28
Second Quarter 2006	15.50	12.88
Third Quarter 2006	15.40	6.58
Fourth Quarter 2006	11.28	6.60
First Quarter 2007	11.13	8.11
Second Quarter 2007	9.45	5.30
Third Quarter 2007	8.45	4.01
Fourth Quarter 2007	9.98	5.16
First Quarter 2008	6.79	3.40

Monthly Highs and Lows
December 2007	6.95	5.40
January 2008	6.24	3.40
February 2008	6.79	3.83
March 2008	5.98	4.30
April 2008	6.25	5.42
May 2008	6.98	4.75
June 2008 (through June 11, 2008)	4.95	4.26
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

D. Exchange Controls
     PRC government imposes control over the convertibility of the RMB into foreign currencies. The conversion of the RMB into foreign currencies, including U.S. dollars, has been based on rates set by the Federal Reserve Bank of New York. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between the Renminbi and the U.S. dollar. For example, the daily fluctuation range between the Renminbi and the U.S. dollar reached 160 basis points, or 0.16%, on September 15, 2006. From July 21, 2005 to June 11, 2008, the Renminbi cumulatively appreciated approximately 16.5% over the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
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
     Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.
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
Cayman Islands Taxation
     According to our Cayman Islands counsel, Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
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
     The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;
•	certain financial institutions;

•	insurance companies;
•	broker dealers;
•	traders that elect to mark to market;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;
•	holders that actually or constructively own 10% or more of our voting stock;
•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.
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
•	a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial trust decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
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
Passive Foreign Investment Company
     A non-U.S. corporation is considered to be a passive foreign investment company, or PFIC, for any taxable year if, applying certain look-through rules, either:
•	at least 75% of its gross income is passive income, or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
     Based on the market value of our ADSs, the composition of our assets and income and our operations, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2007.
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
     If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
     We will furnish The Bank of New York, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.
     Nasdaq Marketplace Rule 4350(e) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year.
     We intend to follow home country practice with respect to annual meetings. We did not hold an annual shareholder meeting in 2007. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.
     In accordance with Nasdaq Marketplace Rule 4350(b), we will post this annual report on Form 20-F on our www.techfaithwireless.com website. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
I. Subsidiary Information
     For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     Interest Rate Risk. Our risk exposure from changes in interest rates relates primarily to the interest income generated by excess cash invested in short-term bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been nor do we anticipate being exposed to material risks due to changes in interest rates.
     Foreign Exchange Risk. Substantially all of our revenues and substantially all our cost of revenues are denominated in RMB, with an immaterial portion of our cost of revenues denominated in the U.S. dollar, for which we have not incurred any material foreign exchange gains or losses. In 2006, we invested US$39 million in Techfaith Hangzhou and TechSoft in China. As of December 31, 2007, we had U.S. currency deposits of US$34.5 million in China. Our exchange losses were US$2.1 million in 2007 due to the U.S. currency deposited in China. We believe that we currently have significant direct foreign exchange risk. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar. For example, the daily fluctuation range between the Renminbi and the U.S. dollar reached 160 basis points, or 0.16%, on September 15, 2006. From July 21, 2005 to June 11, 2008, the Renminbi cumulatively appreciated approximately 16.5% over the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.
     Inflation Risk. In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.
Item 12. Description of Securities Other than Equity Securities
     Not Applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not Applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not Applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Our management has concluded that our disclosure controls and procedures for the period ended December 31, 2007 were ineffective primarily because of the material weaknesses in our internal control over financial reporting described below.
Management’s Annual Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
     Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was ineffective as of December 31, 2007 due to the material weaknesses described below:
1)	The absence of an effective and standardized inventory management control, which resulted in significant financial adjustments which were identified by the auditor.

2)	A significant cash transaction in Techfaith Wireless Communication Technology (Hangzhou) Limited which was not approved properly in accordance with the authorization control established.
     Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. The attestation report appears below:
Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Board of Directors and shareholders of
China Techfaith Wireless Communication Technology Limited
We have audited the internal control over financial reporting of China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:
1)	The absence of an effective and standardized inventory management control which resulted in significant financial adjustments which were identified by the auditor.

2)	A significant cash transaction in Techfaith Wireless Communication Technology (Hangzhou) Limited which was not approved properly in accordance with the authorization control established.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007, of the Group and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Group and our report dated June 2, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Group’s adoption of the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, effective on January 1, 2007.
Deloitte Touche Tohmatsu CPA, Ltd.
Beijing, China, PRC
June 2, 2008
Changes in internal control over financial reporting
In 2006, we had identified five material weaknesses during our assessment of the internal control over financial reporting as defined in Audit Standard No. 2 of the Public Company Accounting Oversight Board. Our management was able to remedy four of the five material weaknesses prior to December 31, 2007 by taking the following remediation actions.
(1) Ineffective controls over recognition of social welfare costs
Management has strictly followed the government’s policies and procedures in social insurance calculation. During 2007, there were not any additional deficiencies detected.
(2) No formal authorization of contract modifications and cancellations,
Management has provided training to the operations department and improved the contract review process by including the development of a contract control checklist as part of the review process. Any key terms that vary from Techfaith’s predefined standard contract terms require the Deputy CEO and CFO’s approval before the modification or cancellation can be approved.
(3) Ineffective controls over revenue recognition information.
a. Inappropriate recording of milestone achieving date
A regular certification review process was implemented by certification department to prevent misstatement of revenue recognition due to cut-off error.
b. Inconsistent milestone methods
Management has clearly defined the revenue recognition method and implemented the appropriate control in the second half of year 2006. Milestone confirmation with project manager has been properly implemented and documented to ensure the completeness of revenue recognition.
(4) Insufficient accounting and financial staff with US GAAP knowledge and experience.
Our chief accounting officer and chief financial officer have been able to remediate this weakness by providing in-house US GAAP training to the accounting staff and building up the expertise from within the company.
Item 16.A. Audit Committee Financial Expert
     See “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

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

	For the Year Ended December 31,
	2006	2007
	(In thousands of $)
Audit fees (1)	805	1,361
Tax fees (2)	55	48

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
Item 16.D. Exemptions from the Listing Standards for Audit Committees
     We are in compliance with Rule 10A-3 under the Exchange Act and The Nasdaq Stock Market, Inc. Marketplace Rules with respect to the audit committee.
Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     In July 2006, our board of directors authorized the repurchase of up to $40 million of our company’s outstanding ADSs from time to time on the open market over the next six months, depending on market conditions, ADS price and other factors and subject to the requirements of applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. We obtained the required shareholder approval for our share repurchase program at our annual general meeting of shareholders held on September 18, 2006. We have purchased approximately 577,000 ADSs through our share repurchase program.

(d) Maximum Number
				(c) Total Number of	(or Approximate
				Shares (or Units)	Dollar Value) of
				Purchased as Part	Shares (or Units)
	(a) Total Number of	(b) Average Price		of Publicly	that may yet be
	Shares (or Units)	Paid per Share (or		Announced Plans or	Purchased Under the
Period	Purchased	Units)		Programs	Plans or Programs
September 28-29, 2006	77,000 ADSs	US$	7.8849	77,000 ADSs	77,000 ADSs
October 2-18, 2006	500,000 ADSs	US$	8.0838	500,000 ADSs	500,000 ADSs

PART III
Item 17. Financial Statements
     We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
     The consolidated financial statements for China Techfaith Wireless Communication Technology Limited and its subsidiaries are included at the end of this annual report.
Item 19. Exhibits

Exhibit
Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.3	Note Subscription and Rights Agreement, dated as of April 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.4	Transfer and Assumption Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.5	Share Swap Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.1	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.4	Memorandum of Understanding dated December 24, 2003 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.5	CDMA Modem Card License Agreement dated March 9, 2004 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.6	Joint Venture Agreement dated September 26, 2003 between the Registrant and NEC (incorporated by reference to Exhibit 99.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.7	Lease Agreement dated July 31, 2003 between the Registrant and Beijing Sino-Electronics Future Telecommunication R&D, Ltd. (incorporated by reference to Exhibit 99.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.8	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.5 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

Exhibit
Number	Document
4.9	Agreement dated June 29, 2004 between the Registrant and a PRC subsidiary of NEC (translation) (incorporated by reference to Exhibit 99.6 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.10	Agreement dated December 20, 2004 between the Registrant and a PRC subsidiary of NEC (translation) (incorporated by reference to Exhibit 99.7 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.11	Series A Preferred Share Purchase and Sale Agreement dated March 22, 2006 among the Registrant, QUALCOMM and Techfaith Software (China) Holding Limited (incorporated by reference to Exhibit 4.11 from our Registration Statement on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 29, 2006).

4.12	Contract for Purchase of Building dated March 23, 2006 between Beijing Electronics City Co., Ltd. and Techfaith Wireless Communication Technology (Beijing) Limited (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.12 from our Registration Statement on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 29, 2006).

4.13	Contract for Purchase of Building dated March 23, 2006 between Beijing Electronics City Co., Ltd. and Techfaith Intelligent Handset Technology (Beijing) Limited (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.13 from our Registration Statement on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 29, 2006).

4.14	Construction Contract dated February 11, 2007 between Techfaith Wireless Communication Technology (Hangzhou) Limited and Hangzhou Jiang Qian Construction Engineering Co., Ltd. (incorporated by reference to Exhibit 4.14 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 29, 2007.

8.1*	Subsidiaries of the Registrant.

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of Genland Law Firm.

*	Filed with this annual report on Form 20-F.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
By:	/s/ Defu Dong
	Name:	Defu Dong
	Title:	Chief Executive Officer

Date: June 12, 2008

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007, and related financial statement schedule included in Schedule 1. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
As described in Note 2 to the consolidated financial statements, effective on January 1, 2007, the Group adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 2, 2008 expressed an adverse opinion on the Group’s internal control over financial reporting because of two material weaknesses.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
June 2, 2008

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$113,172	$84,754
Restricted cash	5,205	3,389
Accounts receivable, net of allowances of $4,448 in 2006 and $3,838 in 2007, respectively	37,229	40,014
Notes receivable	2,234	4,020
Amounts due from related parties	—	1,101
Inventories	8,546	50,763
Prepaid expenses and other current assets	9,120	10,116

Total current assets	$175,506	$194,157

Deposits for acquisition of plant, machinery, equipment and leasehold improvement	5,905	10,177
Plant, machinery and equipment, net	25,092	28,275
Acquired intangible assets, net	355	1,646
Goodwill	6	606
Long-term investment	850	—

TOTAL ASSETS	$207,714	$234,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term payable	$443	$1,358
Accounts payable	6,678	35,416
Notes payable	144	—
Amount due to related party	—	201
Accrued expenses and other current liabilities	18,812	14,251
Advance from customers	5,223	7,512
Deferred revenue	5,408	1,541
Income tax payable	140	142
Put option liability	275	318

Total current liabilities	$37,123	$60,739

Long-term payable	$398	$453

Total liabilities	$37,521	$61,192

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED BALANCE SHEETS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2006	2007
Commitments (Note 18)

Minority interests	$3,843	$1,660

Shareholders’ equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, 649,692,954 in 2006 and 649,913,136 in 2007	$13	$13
Additional paid-in capital	109,833	110,327
Treasury stock, at cost (8,655,000 shares as of December 31, 2006 and 2007)	(4,628)	(4,628)
Accumulated other comprehensive income	5,339	13,776
Statutory reserve	6,093	6,813
Retained earnings	49,700	45,708

Total shareholders’ equity	166,350	172,009

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$207,714	$234,861

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2005	2006	2007
Revenues:
Design fees	$63,020	$29,864	$26,042
Royalty income	15,651	7,674	7,772
Component sales	11,439	5,322	7,854
Product sales	—	37,944	101,723
Service income	—	—	53

Total net revenues	$90,110	$80,804	$143,444

Cost of revenues:
Design fees	26,258	19,998	16,882
Royalty income	—	—	—
Component sales	8,803	5,264	8,328
Product sales	—	29,843	79,556
Service cost	—	—	29

Total cost of revenues	35,061	55,105	104,795

Gross profit	55,049	25,699	38,649

Operating expenses:
General and administrative	(9,574)	(15,110)	(13,142)
Research and development	(3,447)	(21,970)	(30,876)
Selling and marketing	(1,269)	(2,260)	(3,422)
Leasehold improvement impairment	—	(1,388)	—

Total operating expenses	(14,290)	(40,728)	(47,440)

Government subsidy income	—	180	1,734
(Loss) income from operations	40,759	(14,849)	(7,057)
Interest expense	(583)	(18)	(166)
Interest income	3,843	4,879	3,871
Other (expense) income	192	149	(220)
Change in fair value of call option embedded in convertible notes	(1,303)	—	—
Change in fair value of put option	—	(269)	(43)

(Loss) income before income taxes	42,908	(10,108)	(3,615)
Income taxes	(54)	(100)	(6)

(Loss) Income before minority interests	42,854	(10,208)	(3,621)
Minority interests	(1,469)	1,808	1,200
Equity in loss of an affiliate	—	(393)	(851)

Net (loss) income	$41,385	$(8,793)	$(3,272)

Net (loss) income per share:
Basic	$0.07	$(0.01)	$(0.01)

Diluted	$0.07	$(0.01)	$(0.01)

Weighted average shares used in computation:
Basic	604,011,009	656,255,882	649,807,421

Diluted	626,626,671	656,255,882	649,807,421

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

						Accumulated			Total
				Additional		other			share
	Ordinary shares			paid-in	Treasury	comprehensive	Retained	Statutory	holders’	Comprehensive
	Number		Amount	capital	stock	income	earnings	reserve	equity	income (loss)

Balance at January 1, 2005	500,000,000		10	4,832	—	47	18,645	4,556	28,090	$18,266

Foreign currency translation adjustments	—		—	—	—	1,441	—	—	1,441	$1,441
Issuance of shares upon the initial public offering, net of offering expenses	158,183,409		2	89,491	—	—	—	—	89,493	—
Conversion of convertible notes	—		1	15,313	—	—	—	—	15,314	—
Unrealized gain on available-for-sale marketable securities	—		—	—	—	74	—	—	74	—
Realized gain on available-for-sale marketable securities	—		—	—	—	(106)	—	—	(106)	—
Share-based compensation	—		—	162	—	—	—	—	162	—
Net income	—		—	—	—	—	41,385	—	41,385	41,385
Provision for statutory reserve	—		—	—	—	—	(633)	633	—	—

Balance at December 31, 2005	658,183,409		$13	$109,798	$—	$1,456	$59,397	$5,189	$175,853	$42,826

Foreign currency translation adjustments	—		—	—	—	3,883	—	—	3,883	3,883
Share-based compensation	164,545		—	116	—	—	—	—	116	—
Forfeiture of stock options	—		—	(81)	—	—	—	—	(81)	—
Repurchase of ordinary shares	(8,655,000	)*	—	—	(4,628)	—	—	—	(4,628)	—
Net loss	—		—	—	—	—	(8,793)	—	(8,793)	(8,793)
Provision for statutory reserve	—		—	—	—	—	(904)	904	—	—

Balance at December 31, 2006	649,692,954		$13	$109,833	$(4,628)	$5,339	$49,700	$6,093	$166,350	$(4,910)

Foreign currency translation adjustments	—		—	—	—	8,437	—	—	8,437	8,437
Share-based compensation	220,182		—	494	—	—	—	—	494	—
Net loss	—		—	—	—	—	(3,272)	—	(3,272)	(3,272)
Provision for statutory reserve	—		—	—	—	—	(720)	720	—	—

Balance at December 31, 2007	649,913,136		$13	$110,327	$(4,628)	$13,776	$45,708	$6,813	$172,009	$5,165

*	Representing 577,000 ADSs.
The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2005	2006	2007
Operating activities:
Net (loss) income	$41,385	$(8,793)	$(3,272)
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of plant, machinery and equipment	6	138	690
Loss on disposal of intangible assets	—	110	—
Impairment of leasehold improvement	—	1,388	—
Amortization of acquired intangible assets	372	381	276
Amortization of discount on issuance of convertible notes	168	—	—
Inventory provision	430	54	911
Warranty provision	1,135	2,004	1,103
Bad debts expense	678	3,770	336
Depreciation and amortization of plant, machinery and equipment	4,415	7,163	7,145
Realised gain on investment in marketable securities	(106)	—	—
Minority interests	1,469	(1,808)	(1,200)
Equity in loss of an affiliate	—	393	851
Change in fair value of call option embedded in convertible notes	1,303	—	—
Change in fair value of put option	—	269	43
Amortization of share-based compensation	162	116	94
Reversal of share-based compensation	—	(81)	—
Changes in operating assets and liabilities:
Accounts receivable	(26,978)	(6,740)	(492)
Notes receivables	1,226	(1,131)	(1,568)
Inventories	(374)	(3,522)	(41,096)
Prepaid expenses and other current assets	1,328	(7,959)	399
Accounts payable	460	3,481	26,677
Notes payable	—	148	(148)
Accrued expenses and other current liabilities	3,962	7,366	(8,094)
Advance from customers	(429)	4,932	2,071
Deferred revenue	(13,716)	3,667	(4,073)
Income tax payable	54	88	(6)

Net cash (used) provided by operating activities	16,950	5,434	(19,353)

Investing activities:
Investment in an affiliate	—	(1,243)	—
Deposits paid for acquisition of plant, machinery and equipment, and acquired intangible assets	(597)	(4,711)	(4,271)
Purchase of plant, machinery and equipment	(8,832)	(19,082)	(8,904)
Proceeds from sale of plant, machinery and equipment	13	29	85
Purchase of marketable securities	(15,005)	—	—
Purchase of intangible assets	(273)	—	(644)
Purchase of minority interest of STEP Technologies	—	—	(1,361)
Proceeds from sale of marketable securities	19,165	—	—
Decrease (increase) in restricted cash	—	(5,205)	1,816

Net cash used in investing activities	(5,529)	(30,212)	(13,279)

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2005	2006	2007
Financing activities:
Proceeds from short-term bank borrowings	—	—	10,952
Repayment of short-term bank borrowings	—	—	(10,952)
Capital contribution by minority shareholder	—	3,000	—
Repurchase of ordinary shares from market	—	(4,628)	—
Proceeds from issuance of shares upon initial public offering, net of issuance cost of $10,104	89,493	—	—
Dividend paid to minority shareholder	(234)	(325)	—

Net cash (used) provided by financing activities	89,259	(1,953)	—

Effect of exchange rate changes	1,441	2,696	4,214
Net (decrease) increase in cash and cash equivalents	102,121	(24,035)	(28,418)
Cash and cash equivalents at the beginning of the year	35,086	137,207	113,172

Cash and cash equivalents at the end of the year	$137,207	113,172	84,754

Supplemental cash flow information:
Cash paid during the year for:
Interest	$—	$—	$166

Income taxes	$—	$15	$6

Non-cash financing activities:
Conversion of convertible notes into ordinary shares upon the Group’s initial public offering	$15,314	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Techfaith Wireless Communication Technology Limited (“the Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries and variable interest entity include the following as of December 31, 2007:

	Date of	Place of	Percentage
Subsidiaries	incorporation	incorporation	ownership

Techfaith Wireless Communication		People’s Republic of China
Technology (Beijing) Limited	July 26, 2002	(the “PRC”)	100%
(“Techfaith China”)

Techfaith Wireless Technology		British Virgin Islands
Group Limited (“Techfaith BVI”)	July 8, 2003	(the “BVI”)	100%
(formerly known as Techfaith Wireless Communication Technology Limited)

Great Earnest Technology Limited	August 8, 2003	BVI	100%
(“Great Earnest”)

Techfaith Wireless Communication	September 5, 2003	PRC	100%
Technology (Beijing) Limited II (“Techfaith Beijing”)

Leo Technology Limited	October 15, 2003	BVI	100%
(“Leo Technology”)

STEP Technologies (Beijing)	November 20, 2003	PRC	100%
Co., Ltd. (“STEP Technologies”)

Techfaith Intelligent Handset	December 29, 2003	Hong Kong	100%
Technology (Hong Kong) Limited (“Techfaith HK”) (formerly known as First Achieve Technology Ltd.)

Finest Technology Limited	January 8, 2004	BVI	100%
(“Finest Technology”)

Techfaith Wireless Communication Technology	March 22, 2004	PRC	100%
(Shanghai) Limited (“Techfaith Shanghai”)

Infoexcel Technology Limited	April 18, 2005	BVI	100%
(“Infoexcel Technology”)

Techfaith Wireless Corporation	August 22, 2005	United States of America	100%
(“Techfaith U.S.”)		(“U.S.”)

Boost Time Limited (“Boost Time”)	August 25, 2005	BVI	100%

Techfaith	August 25, 2005	PRC	100%
Wireless Communication Technology (Shenzhen) Limited (“Techfaith Shenzhen”)

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

	Date of	Place of	Percentage
Subsidiaries	incorporation	incorporation	ownership

Techfaith Intelligent Handset	September 9, 2005	PRC	100%
Technology (Beijing) Limited (“Techfaith Intelligent Handset Beijing”)

Charm Faith Limited (“Charm Faith”)	November 21, 2005	BVI	100%

Techfaith Wireless Communication	April 24, 2006	PRC	100%
Technology (Hangzhou) Limited (“Techfaith Hangzhou”)

Fair Nice Limited (“Fair Nice”)	February 26, 2007	BVI	100%

Techfaith Wireless Communication	March 27, 2007	PRC	100%
Technology (Shenyang) Limited (“Techfaith Shenyang “)

	Date of	Place of	Percentage
Variable interest entity	incorporation	incorporation	ownership

Techfaith Software (China) Holding Limited (“Techsoft Holding”)	March 17, 2006	Cayman Islands	70%
These companies have been entities under common control which has established the basis to consolidate them from their inception. Accordingly, the accompanying financial statements include the financial statements of the Company, its wholly owned subsidiaries, which consist of Techfaith China, Techfaith BVI, Great Earnest, Techfaith Beijing, Leo Technology, STEP Technologies, Techfaith HK, Finest Technology, Techfaith Shanghai, Infoexcel Technology, Techfaith U.S., Boost Time, Techfaith Shenzhen, Techfaith Intelligent Handset Beijing, Charm Faith, Techfaith Hangzhou, Fair Nice, Techfaith Shenyang and its variable interest entity Techsoft Holding. The Company and all of its subsidiaries and the variable interest entity are collectively referred to as the “Group”.

The Group is principally engaged in the provision of customized handset design solutions, which span the entire handset development cycle, from market and industry research, through detailed design and prototype testing, to pilot production and production support. The Group designs handsets for use on Global System for Mobile Communications (GSM)/General Packet Radio Services (GPRS), Code Division Multiple Access (CDMA) and Wideband CDMA (WCDMA) networks based on major baseband technology platforms, including those developed by QUALCOMM, Inc. (QUALCOMM), Philips AG and Texas Instruments, Inc. In 2006, the Group started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers. The Group changed from a handset design house to an original developed product (“ODP”) provider.

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its variable interest entity, Techfaith Software (China) Holding Limited. All inter-company transactions and balances are eliminated upon consolidation.

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

Restricted cash

The Group’s restricted cash is related to deposits required by banks for issuing letters of credit. The balance of restricted cash was $5,205 and $3,389 as of December 31, 2006 and 2007, respectively.

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
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Inventories are adjusted for estimated provisions for obsolescence and written down to net realizable value based upon estimates of future demand, technology developments, and market conditions. The inventories balances are net of these provisions of $499 in 2006 and $1,410 in 2007, respectively.

Plant, machinery and equipment, net

Plant, machinery and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

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

The Group incurred an impairment loss of $Nil, $1,388 and $Nil for the years ended December 31, 2005, 2006 and 2007, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Goodwill

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group performs its annual goodwill impairment test on December 31 of each fiscal year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. There was no impairment loss on goodwill in 2006 and 2007.

Long-term investments

A company that is not consolidated, but over which the Group exercises significant influence, is accounted for under the equity method of accounting. Whether or not the Group exercises significant influence with respect to an affiliate depends on an evaluation of several factors including, among others, representation on the affiliated company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the affiliated company. Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “Equity in loss of an affiliate” in the consolidated statements of operations. The Group’s carrying value in an equity method affiliated company is reflected in the caption “long-term investments” in the Group’s consolidated balance sheets.

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

The Group shared the loss of an affiliate for $Nil, $393 and $851 for the years ended December 31, 2005, 2006 and 2007, respectively.

Deferred revenue

Deferred revenue represents design fee advances received from customers immediately after the design contracts are executed. Such advances are not recognized as design fee revenue until a pre-agreed milestone has been reached.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition

The Group’s revenues are primarily derived from mobile handset design service and sales of products which include the sale of Feature phone, Smart phone, Printed Circuit Board Assemble (“PCBA”), Printed Circuit Board (“PCB”), wireless modules and other electronic components. The Group earns its revenue mainly through design fee, royalties, and sales of products.

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
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

Design fee — continued

In 2006, the Group began to expand its international customer base by developing handsets on new technology platforms. These international customers might not subject to the PRC certification standards mentioned above, namely FTA and CTA, but the pre-agreed milestones stipulated by contract, such as engineering prototype or EP, semi-production or SP and pilot production or PP. Achievement of these milestones is verified by customers before revenue is recognized.

Royalty

In addition to design fee, the Group also charge royalty to certain customers. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured or sold by a customer. Royalty income is recognized when the confirmation of manufacturing or selling volume is obtained from customers.

Product and component sales

Revenue from sales of products and components, including feature phones and smart phones designed by the Group and manufactured by EMS providers, PCBAs, PCBs, wireless modules and data cards as well as other electronic components is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred.

Service income

The Group provides mobile handset testing outsourcing services to other handset manufactures. Service income is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which performance has occurred.

Product warranty

The Group’s product warranty relates to the provision of bug fixing services to Group’s designed mobile handset for a period of one to three years commencing upon the mass production of the mobile handset, and warranties to the Group’s customers on the sales of products. Accordingly, the Group’s product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on historical experience and other currently available evidence.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Product warranty — continued

	Year ended December 31,
	2006	2007

Balance at beginning of year	$1,643	$1,250
Current period provision	2,004	1,103
Utilized during the year	(2,397)	(681)

Balance at end of year	$1,250	$1,672

Government subsidies and grants

Government subsidies are recognized when received and all the conditions for their receipt have been met. Government subsidies are paid to the Company after they have completed certain agreed government endorsed projects. Government subsidies are recognized as subsidy income in the consolidated statements of income and comprehensive income in the period in which the related expenditure is recorded. The Group recognized subsidy income of $nil, $180 and $1,734 for the years ended December 31, 2005, 2006 and 2007, respectively. This amount is recognized as part of operating income.

Government grants are recorded as a liability until earned. The amount of $1,990 and $746 is recorded as a liability on the balance sheet as of December 31, 2006 and 2007, respectively, which is to be used for specific certified future research and development projects by the Chinese government.

Research and development costs

Research and development expenses are incurred in the development of handset design and wireless software application. Technological feasibility for the Group’s internally developed products is reached shortly before the products are released to customers. Costs incurred after technological feasibility has historically been immaterial. Accordingly, the Group has expensed all research and development costs when incurred.

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $164, $227 and $300 in 2005, 2006 and 2007, respectively, and have been included as part of selling and marketing expenses.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Foreign currency translation — continued

The functional currency of the Group’s subsidiaries established in PRC is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the Federal Reserve Bank of New York at the balance sheet dates. The resulting exchange differences are included in the statement of operations.

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

Income taxes

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Group has adopted FIN 48 with effect from January 1, 2007. The adoption of FIN 48 had no significant impact on the Group’s accounting for income taxes for the year ended December 31, 2007. The Group did not incur any interest and penalties related to potential underpaid income tax expenses. In the opinion of directors of the Company, the adoption of FIN 48 will not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2007.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Value added tax (“VAT”) and VAT refund

VAT on sales is calculated at 17% on revenue from product and component sales and paid after deducting input VAT on purchases. Net VAT balance between input VAT and output VAT is reflected in the account other taxes payable or receivable.

For products sold to overseas customers by PRC entities, the Group can pay VAT at 17% first and then receive a refund of 13% for module sales and 17% for other products sales after it is paid. The Group records VAT refund receivables on accrual basis. VAT refund is recorded as a deduction to VAT payable on the consolidated balance sheets.

Comprehensive income (loss)

Comprehensive income (loss) included net income (loss), unrealized gains and losses on investments and foreign currency translation adjustments and is reported in the consolidated statement of shareholders’ equity and comprehensive income.

Financial instruments

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable and accounts payable. The carrying values of all of these financial instruments approximate their fair values due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers; however, upfront deposit based on a portion of the design fee under the contract will generally be required to be received when the design contract is entered into. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. Information relating to the Group’s major customers is summarized in Note 19.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Share-based compensation

The Group early adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) for the year ended December 31, 2005.

Share-based payment transactions with employees, such as share options and restricted shares, are measured based on the grant-date fair value of the equity instrument issued in accordance with SFAS 123(R), and recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, based on graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

Net (loss) income per share

Basic net (loss) income per ordinary share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net (loss) income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net loss per share in periods when their effect would be anti-dilutive.

Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal years beginning after November 15, 2008 for certain non-financial assets and liabilities), and interim periods within those fiscal years. The Group does not expect the adoption of SFAS 157 to have a significant effect on the Group’s consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recently issued accounting pronouncements- continued

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115”. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Group does not expect the adoption of SFAS 159 will have a significant effect on the Group’s consolidated financial statements.

In December 2007, the FASB issued SFAS 141R, “Business Combination”, to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Group has not yet begun the process of assessing the potential impact the adoption of SFAS No. 141R may have on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group has not yet begun the process of assessing the potential impact the adoption of SFAS 160 may have on its consolidated financial position or results of operations.

In March 2008, The FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group has not yet begun the process of assessing the potential impact the adoption of FASB No. 161 may have on its consolidated financial position or results of operations.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
3.	ACQUISITION OF ADDITIONAL EQUITY INTEREST OF STEP TECHNOLOGIES

On March 31, 2007, the Group acquired an additional 30% equity interest in STEP Technologies, a subsidiary of the Group. The fair value of equity interest of STEP Technologies was determined after considering a number of factors, including the result of a third-party appraisal by American Appraisal Limited. Upon the completion of the transaction, the Group’s total equity interest in STEP Technologies increased from 70% to 100%. The acquired net assets were recorded at their fair market value at the date of acquisition. The net book value of the minority interest in STEP Technologies on the date of acquisition totalled US$983, which was acquired by the Group for $1,361 in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the acquisition of 30% equity interest in STEP Technologies:

Assets acquired
Current assets	$693
Non-current assets	777
Goodwill	600

Total assets acquired	$2,070

Liabilities assumed
Current liability	$623
Non-current liability	86

Total liabilities assumed	$709

Net assets acquired	$1,361

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2006	2007
Billed receivables	$34,057	$38,822
Unbilled receivables	3,172	1,192

	$37,229	$40,014

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

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
4.	ACCOUNTS RECEIVABLE— continued

Movement of allowance for doubtful accounts is as follows:

	December 31,
	2005	2006	2007

Balance at beginning of year	$—	$678	$4,448
Charge to expenses	678	3,744	44
Utilized during the year	—	—	(946)
Exchange difference	—	26	292

Balance at end of year	$678	$4,448	$3,838

5.	INVENTORIES

Inventories consist of the following:

	December 31,
	2006	2007

Work in progress	$4,877	$714
Raw materials	3,323	46,670
Finished goods	346	3,379

Inventories, net	$8,546	$50,763

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2006	2007

Prepaid testing and tooling fee	$192	$465
Prepaid software license fee	191	660
Prepaid commercial insurance	127	100
Other prepaid expenses	165	121
Interest receivable	776	522
Staff advances	312	464
Deposits	124	819
Social insurance borne by employees	512	712
Value added taxes recoverable	—	2,788
Advance to EMS providers	6,346	3,204
Others	375	261

	$9,120	$10,116

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
7.	PLANT, MACHINERY AND EQUIPMENT, NET

Plant, machinery and equipment, net consist of the following:

	December 31,
	2006	2007

Office building	$11,507	$17,602
Leasehold improvements	5,504	2,605
Motor vehicles	535	775
Plant and machinery	11,596	12,563
Furniture, fixtures and equipment	6,397	5,712
Software	5,569	6,930

Total	41,108	46,187
Less: Accumulated depreciation and amortization	(14,599)	(17,912)
Leasehold improvement impairment	(1,417)	—

Plant, machinery and equipment, net	$25,092	$28,275

The Group paid deposits for acquisitions of plant, machinery and equipment, amounted to $5,905 and $10,177 as of December 31, 2006 and 2007, respectively. Due to relocation of office building of Techfaith China, the Group incurred impairment loss on leasehold improvement in 2006.

8.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired licenses:

	December 31,
	2006	2007

Cost	927	2,494
Accumulated amortization	(572)	(848)

Acquired licenses, net	$355	$1,646

The Group acquired software licenses from third parties, which are amortized over the shorter of the useful economic life of the relevant technology platform or the license period, which is usually 2 to 5 years. The Group acquired software licenses of $273, $Nil and $1,567 for the years ended December 31, 2005, 2006 and 2007, respectively.
The Group has recorded amortization expense of $372, $381 and $276 for the years ended December 31, 2005, 2006 and 2007, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
9.	LONG-TERM INVESTMENT

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

In 2007, CK Techfaith was in an operating loss. Techfaith BVI fully recognized the loss against its investment.

Long-term investment in an affiliate

Balance at beginning of year	$850
Exchange diff	1
Investment cost	—
Less: equity in loss of an affiliate	(851)

Balance at end of year	$—

On March 15, 2007, Techfaith BVI and BYD Co., Ltd. (“BYD”) jointly formed a company named BYTE Holding Ltd. (“BYTE”) in the British Virgin Island. BYTE was established to provide one-stop ODP services to global leading handset customers. As of December 31, 2007, both Techfaith BVI and BYD had not injected capital in BYTE and BYTE had not started its business.
On July 20, 2007, the Company and Arasor International Group (“Arasor”) jointly formed a company named Joined Fame Technology Limited (“Joined Fame”) in the British Virgin Island to expand the wireless handset opportunities in the world’s emerging markets. As of December 31, 2007, both the Company and Arasor had not injected capital in Joined Fame and Joined Fame had not started its business.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2006	2007

Accrued professional fees	$1,247	$1,122
Payable for acquisition of plant, machinery and equipment	5,103	—
Accrued wages	3,140	2,404
Warranty provision	1,250	1,672
Business tax, value added tax and other tax payables	568	474
Accrued testing fee	690	1,367
Government grants	1,990	746
Rental payable	271	114
Social insurance payables	2,325	3,319
Customer deposits for minimum purchase	562	294
Customer prepayment for materials	455	—
Accrued royalty and license fee	481	1,755
Other	730	984

	$18,812	$14,251

11.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands.

Under the current BVI law, income from Techfaith BVI, Great Earnest, Leo Technology, Finest Technology, Infoexcel Technology, Boost Time, Charm Faith and Fair Nice is not subject to taxation.

No provision for Hong Kong Profits Tax was made for the years ended December 31, 2006 and 2007 on the basis that Techfaith HK did not have any assessable profits arising in or derived from Hong Kong for the years.

No provision for United States federal and state income taxes was made for the years ended December 31, 2006 and 2007 on the basis that Techfaith U.S. did not have any assessable profits for the years.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
11.	INCOME TAXES — continued

The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (“Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, preferential tax treatment as “new and high technology” companies has been agreed for Techfaith China, Techfaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing with the relevant tax authorities and effective in 2003, 2003, 2004 and 2006 respectively. All new and high technology companies are entitled to a preferential tax rate of 15% and are entitled to a three-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Laws of the PRC. Techfaith Shanghai is qualified as “productive enterprise” and has been agreed with the relevant tax authorities for a two-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years effective 2005. Techfaith Shenzhen, is also qualified as “productive enterprise” and has been agreed by the relevant tax authorities to entitle to a two-year exemption from income tax, followed by a 50% reduction in tax rate for succeeding three years effective upon the first assessable profit year. Techfaith Hangzhou, is also qualified as “productive enterprise” and has been agreed by the relevant tax authorities to entitle to a two-year exemption from income tax, followed by a 50% reduction in tax rate for succeeding three years effective upon the first assessable profit year. Techfaith Software (China) Limited (“TechSoft”), a 100% owned subsidiary of Techsoft Holding is qualified as “productive enterprise” and has been agreed by the relevant tax authorities to entitle to a two-year exemption from income tax, followed by a 50% reduction in tax rate for succeeding three years effective upon the first assessable profit year. Techfaith Shenyang is subject to income tax at 33% on PRC taxable income.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which became effective from January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Group, by adopting a unified income tax rate of 25% for most enterprises.

The existing preferential tax treatments granted to Techfaith China, Techfaith Beijing, STEP Technologies and Techfaith Intelligent Handset Beijing which each previously qualified as a “high and new technology enterprise” entitled them to a tax rate of 15%. Under the New Income Tax Law if they wish to qualify for such a preferential rate for years commencing on January 1 2008 they will need to qualify as a “high and new technology enterprise strongly supported by the State” under the new rules. Until these subsidiaries receive official approval for this new status, they will be subject to the statutory 25% tax rate and therefore have used such rate in the calculation of our deferred tax balances.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
11.	INCOME TAXES — continued

Under the New Income Tax Law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends amongst other things on the “place of actual management”. If the Company, or its non-PRC subsidiaries, were to be determined to be PRC resident for tax purposes it, or they, would be liable to tax in the PRC on worldwide income including the income arising in jurisdictions outside the PRC. The Company is still evaluating its resident status under the new law and related guidance.

If the Company were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of the Company’s subsidiaries, VIE and its VIE’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $62,109 at December 31, 2007 are considered to be indefinitely reinvested under APB opinion No. 23, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As such, the Group does not accrue any withholding tax regarding dividends for Year 2007.

The current and deferred components of the income tax expense appearing in the consolidated statements of operation are as follows:

	Year ended December 31,
	2005	2006	2007

Current tax	$54	$100	$6
Deferred tax	—	—	—

	$54	$100	$6

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
11.	INCOME TAXES — continued

The principal components of the Group’s deferred tax assets and liabilities are as follows:

	December 31,
	2006	2007

Deferred tax assets:
Depreciation and amortization	$544	$754
Expenditure deductible for tax purpose in future years
– warranty provision	45	72
– bad debts provision	298	194
– inventory provision	33	36
Deferred revenue	156	991
Net operating loss carry forwards	381	6,872
Valuation allowance	(1,457)	(8,919)

	$—	$—

As the management does not believe that it is more-likely-than-not that all of the deferred tax asset will be realized, a full valuation allowance has been established as of December 31, 2006 and 2007.
Reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 33% to income before income taxes and actual provision for income taxes is as follows:

	Year ended December 31,
	2005	2006	2007

Tax provision at PRC enterprise income tax rate of 33%	$14,160	$(3,336)	$(1,477)
Expenses not deductible for tax purposes	—	245	71
Tax exemption granted to PRC subsidiaries	(12,971)	(2,331)	(3,339)
Effect of the different income tax rates in other jurisdiction	(1,081)	(2,322)	597
Tax effect of tax losses not recognized	129	9,058	11,616
Changes in valuation allowances	(183)	(1,214)	(1,614)
Changes in income tax rate	—	—	(5,848)

	$54	$100	$6

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
11.	INCOME TAXES — continued

Without the tax exemptions, income tax expense would have been increased by approximately $12,971, $2,331 and $3,339 for the year ended December 31, 2005, 2006 and 2007, respectively, representing a decrease in the basic and diluted earnings per share of $0.02, $0.01 and $0.01, $0.02, $0.01 and $0.01 for the year ended December 31, 2005, 2006 and 2007, respectively.

12.	Put option liability

Balance at beginning of year	$275
Change in fair value of put option	43

Balance at end of year	$318

In relation to the put option granted to Qualcomm mentioned in Note 1, the fair value of put option is based on pricing models using prevailing financial market information as of December 31, 2007.

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

Stock option

In March 2005, the Group adopted the 2005 Share Incentive Plan (the “Plan”) which allows the Group to offer a variety of incentive awards to employees and directors of the Group. For the year ended December 31, 2005, options to purchase 40,000,000 ordinary shares were authorized under the Plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value of the Group’s shares listed on NASDAQ and expire 10 years from the date of grant. The options vest in accordance with the terms of the agreement separately entered into by the Group and grantee at the time of the grant.

In 2005, the Group granted 263,272 stock options to purchase ordinary shares to two independent directors which would vest entirely in November 2005. There are 39,736,728 remaining options to be issued under the Plan.

In March 2006, the Group granted 131,636 stock options to an independent director which was vested entirely on the grant date. Share based compensation expense of $59 was recognized upon grant of option of which the fair value on the grant date was $0.45. In August 2006, the Group cancelled the above mentioned stock options and issued 65,818 restricted shares as a replacement, which was fully vested immediately. Total fair value of stock options cancelled was $35 with each share option valued at $0.27 while total fair value of restricted shares as of the grant date was $38 with each restricted share valued at $0.58, an additional compensation expense of $3 was recognized in 2006 upon cancellation of stock options and issuance of restricted shares.

The fair value of the options granted is estimated on the date of grant using Black-Scholes option pricing model with the following assumptions used.

Option grants to independent directors

Average risk-free rate of return	4.1%
Weighted average expected option life	10 years
Volatility rate	35%
Dividend yield	Nil
Pursuant to the resignation of a former independent director during 2006, 131,636 stock options granted to him were forfeited as the stock options were not exercised within the time stipulated in the stock option agreement and accordingly $81 share based compensation expense was reversed.
In 2007, there was no option granted or forfeited. There were 131,636 options outstanding as of December 31, 2006 and 2007, respectively.
The fair value of option as of the grant date and the weighted average exercise price was $0.62 and $1.083 respectively and they are all exercisable as of December 31, 2007 with a remaining contractual life of 7.7 years.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
14.	SHARE-BASED COMPENSATION — continued

Restricted stock

Number of
restricted stock

Unvested at January 1, 2007	413,727
Granted during the year	65,818
Vested during the year	(220,182)

Unvested at December 31, 2007	259,363

In July 2006, the Group granted 315,000 restricted shares to Chief Finance Officer for free with a vesting schedule of 3 years under 2005 Share Incentive Plan. As of December 31, 2007, 105,000 restricted shares granted to the Chief Finance Officer had been vested. The Group recorded share based compensation expense of $Nil and $36 for the years ended December 31, 2006 and 2007, respectively.
In August 2006, 65,818 and 65,818 restricted shares were granted to two independent directors with half of the number of restricted shares, 65,818 vested immediately and the other half, 65,818 was vested on April 1, 2007. The fair value of restricted shares as of the grant date was $0.58. Share based compensation expense of $38 and $38 was recognized for each of the two years ended December 31, 2006 and 2007, respectively.
In November 2006, another 65,818 restricted shares were granted to an independent director with half of the number of restricted shares, 32,909 vested immediately and the other half, 32,909 was vested on November 1, 2007. The fair value of restricted shares as of the grant date was $0.50. The Group recognized share based compensation expense of $16 and $16 for the years ended December 31, 2006 and 2007, respectively.
In August 2007, another 65,818 restricted shares were granted to an independent director with 25% of the number of restricted shares, 16,455 vested immediately and the remaining 75%, 49,363 to be vested on August 12, 2008, 2009 and 2010 averagely. The fair value of restricted shares as of the grant date was $0.28 and $4 share based compensation expense was recognized for the year ended December 31, 2007.
The intrinsic value of restricted shares vested for the years ended December 31, 2006 and 2007 is $118 and $99, respectively. And as of December 31, 2007, the intrinsic value of 259,363 unvested restricted shares was $100.

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

During 2006, the Group purchased 577,000 ADSs, representing 8,655,000 ordinary shares from the NASDAQ stock market for treasury stock.

16.	RELATED PARTY TRANSACTIONS

In 2005, the group sold components to a corporate customer, in which 30% of shareholding is owned by an employee of the Group. Total net revenues for 2005 amounted to $1,622 and the related accounts receivable as of December 2005 was $1,622. The balance was collected during 2006.

In 2006, there was no transaction with related parties.

In 2007, the Group purchased raw materials from its related parties, Techfaith Technology (Shenyang) Ltd. (“Techfaith Technology”) and Kang Mu Ni Electronics (Hang Zhou) Ltd. (“Kang Mu Ni”) for $34 and $523, respectively. Techfaith Technology and Kang Mu Ni are subsidiaries of Techfaith Electronics Limited, a company established in September 2007, of which the Group’s Founder and CEO holds 43% equity interest.

As of December 31, 2007, amounts due from related parties are as follows:

Year ended
December 31, 2007

Techfaith Technology	$1,047
Kang Mu Ni	54

$1,101

As of December 31, 2007, amount due to related party is as follows:

Year ended
December 31, 2007

Kang Mu Ni	$201

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

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages three business segments, handset design, product sales as well as wireless software and application. As the business of wireless software and application is in the start-up stage and therefore no segment results were recorded in the current year, and only two segments are presented. The Group primarily generates its revenues from customers in the PRC, and accordingly, no geographical information is presented.

	Year ended December 31,
	2005	2006	2007

Revenue:
Design contract related revenue	$90,110	$42,860	$41,721
Product sales	—	37,944	101,723

Total revenue	90,110	80,804	143,444

Cost of sales:
Design contract related revenue	35,061	25,262	25,239
Product sales	—	29,843	79,556

Total cost of revenue	35,061	55,105	104,795

Gross profit	$55,049	$25,699	$38,649

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
18.	COMMITMENTS
(a)	Purchase commitments

The Group made license fee payment to software provider for PCBA and Smart phone under non-cancellable agreements which expire in 2009. License fee under purchase commitments for the years ended December 31, 2005, 2006 and 2007 were $nil, $671 and $2,176, respectively.

Future minimum payments under non-cancellable license fee agreements as of December 31, 2007 were as follows:

Fiscal year ending
2008	$1,676
2009	500

Total	$2,176

The Group also used EMS providers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Group enters into contract with certain manufacturers that allow them to procure inventory based on criteria defined by the Group. Future minimum purchases under non-cancellable contracts were $20,098 and $20,774 as of December 31, 2006 and 2007.

(b)	Operating lease as lessee

The Group leases certain office premises under non-cancellable leases, which expire in 2008. Rental expenses under operating leases for the years ended December 31, 2005, 2006 and 2007 were $963, $2,008 and $684 respectively.

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2007 were $532, which are due in 2008.

(c)	Capital commitments

Capital commitments for purchase of plant, machinery and equipment as of December 31, 2005, 2006 and 2007 were $418, $1,700, and $1,964, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
19.	MAJOR CUSTOMERS

The following table summarizes net revenues and accounts receivable for customers that accounted for 10% or more of the Group’s net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2005	2006	2007

A	N/A	15.6%	N/A
B	41.2%	N/A	N/A
C	N/A %	N/A	11%

	41.2%	15.6%	11%

	Accounts receivable
	Year ended December 31,
	2005	2006	2007

A	N/A %	31.3%	N/A	%
B	44.8%	19.2%	N/A	%
D	15.8%	N/A %	25.1%

	60.6%	50.5%	25.1%

20.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for the years indicated:

	Year ended December 31,
	2005	2006	2007

Net (loss) income (numerator), basic	$41,385	$(8,793)	$(3,272)
Effect of dilutive securities:
– convertible notes	490	—	—

Net (loss) income (numerator), diluted	$41,875	$(8,793)	$(3,272)

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	604,011,009	656,255,882	649,807,421
Effect of dilutive securities:
Weighted average shares from assumed conversions of convertible notes	22,615,662	—	—

Weighted average shares used in computing diluted net income per share	626,626,671	656,255,882	649,807,421

Net (loss) income per share, basic	$0.07	$(0.01)	$(0.01)

Net (loss) income per share, diluted	$0.07	$(0.01)	$(0.01)

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
20.	NET (LOSS) INCOME PER SHARE — continued

As of December 31, 2006 and 2007, the Group had 545,363 and 390,999 ordinary shares equivalents outstanding that could have potentially diluted basic (loss) income per share in the future, but which were excluded in the computation of diluted (loss) income per share in the years presented, as their effect would have been anti-dilutive.

21.	MAINLAND CHINA CONTRIBUTION AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $1,547, $5,046 and $5,304 for the years ended December 31, 2005, 2006 and 2007, respectively.

The Group is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the years ended December 31, 2005, 2006 and 2007 amounted to $1,101, $3,802 and $3,863 respectively. The local labor bureaus are responsible for the medical benefits and pension liability to be paid to these employees. The Group has no further commitments beyond its monthly contribution.

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiaries. These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Prior to the conversion into wholly foreign-owned enterprises, Techfaith China and Techfaith Beijing, as domestic enterprises established in the PRC, were also subject to similar statutory reserve funds requirements. The Company has made appropriation to these statutory reserve funds of $904 and $720 for the year ended December 31, 2006 and 2007, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
22.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiary and variable interest entity in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserve were $6,093 and $6,813 as of December 31, 2006 and 2007, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$41,346	$23,010
Amounts due from subsidiaries	58,014	78,414
Prepaid expenses and other current assets	174	164

Total current assets	$99,534	$101,588

Goodwill	6	6
Investment in subsidiaries	67,085	70,734

TOTAL ASSETS	$166,625	$172,328

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$275	$319

Total current liabilities	$275	$319

Shareholders’ equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, 649,692,954 in 2006 and 649,913,136 in 2007	$13	$13
Additional paid-in capital	109,833	110,327
Treasury stock, at cost (8,655,000 shares as of December 31, 2006 and 2007)	(4,628)	(4,628)
Accumulated other comprehensive income	5,339	13,776
Retained earnings	55,793	52,521

Total shareholders’ equity	$166,350	$172,009

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$166,625	$172,328

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
CONDENSED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2005	2006	2007

Net revenues	$—	$—	$—

Operating expenses:
General and administrative	(284)	(239)	(131)

Total operating expenses	(284)	(239)	(131)

Loss from operations	(284)	(239)	(131)
Interest income	3,365	3,077	1,800
Investment (loss) income	39,607	(11,362)	(4,898)
Change in fair value of call option embedded in convertible notes	(1,303)	—
Change in fair value of put option	—	(269)	(43)

(Loss) income before income taxes	41,385	(8,793)	(3,272)
Income taxes	—	—	—

Net (loss) income	$41,385	$(8,793)	$(3,272)

Net (loss) income per share:
Basic	$0.07	$(0.01)	$(0.01)

Diluted	$0.07	$(0.01)	$(0.01)

Weighted average shares used in computation:
Basic	604,011,009	656,255,882	649,807,421

Diluted	626,626,671	656,255,882	649,807,421

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

						Accumulated		Total
				Additional		other		share
	Ordinary shares			paid-in	Treasury	comprehensive	Retained	holders’	Comprehensive
	Number		Amount	capital	stock	income	earnings	equity	Income (loss)

Balance at January 1, 2005	500,000,000		10	4,832	—	47	23,201	28,090	$18,266

Foreign currency translation adjustments	—		—	—	—	1,441	—	1,441	$1,441
Issuance of shares upon the initial public offering, net of offering expenses	158,183,409		2	89,491	—	—	—	89,493	—
Conversion of convertible notes	—		1	15,313	—	—	—	15,314	—
Unrealized gain on available-for-sale marketable securities	—		—	—	—	74	—	74	—
Realized gain on available-for-sale marketable securities	—		—	—	—	(106)	—	(106)	—
Share-based compensation	—		—	162	—	—	—	162	—
Net income	—		—	—	—	—	41,385	41,385	41,385

Balance at December 31, 2005	658,183,409		$13	$109,798	$—	$1,456	$64,586	$175,853	$42,826

Foreign currency translation adjustments	—		—	—	—	3,883	—	3,883	3,883
Share-based compensation	164,545		—	116	—	—	—	116	—
Forfeiture of stock options	—		—	(81)	—	—	—	(81)	—
Repurchase of ordinary shares	(8,655,000)	*	—	—	(4,628)	—	—	(4,628)	—
Net loss	—		—	—	—	—	(8,793)	(8,793)	(8,793)

Balance at December 31, 2006	649,692,954		$13	$109,833	$(4,628)	$5,339	$55,793	$166,350	$(4,910)

Foreign currency translation adjustments	—		—	—	—	8,437	—	8,437	8,437
Share-based compensation	220,182		—	494	—	—		494	—
Net loss	—		—	—	—	—	(3,272)	(3,272)	(3,272)

Balance at December 31, 2007	649,913,136		$13	$110,327	$(4,628)	$13,776	$52,521	$172,009	$5,165

*	Representing 577,000 ADSs.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2005	2006	2007
Operating activities:
Net (loss) income	$41,385	$(8,793)	$(3,272)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of share-based compensation	162	116	94
Reversal of share-based compensation	—	(81)	—
Change in fair value of call option embedded in convertible notes	1,303	—
Change in fair value of put option	—	269	43
Gain or loss from long term investment	(41,012)	7,682	(3,649)
Change in operating assets and liabilities:
Amounts due from subsidiaries	(1,320)	(41,380)	(20,400)
Prepaid expenses and other current assets	(76)	(98)	10
Accrued expenses and other current liabilities	100	(175)	401

Net cash (used) provided by operating activities	542	(42,460)	(26,773)

Investing activities:
Investment in a subsidiary	—	(7,000)	—

Net cash used in investing activities	—	(7,000)	—

Financing activities
Proceeds from issuance of shares upon initial public offering	89,493	—	—
Repurchase of ordinary shares from market	—	(4,628)	—

Net cash (used) provided by financing activities	89,493	(4,628)	—

Effect of exchange rate changes	1,441	3,958	8,437
Net (decrease) increase in cash and cash equivalents	91,476	(50,130)	(18,336)
Cash and cash equivalents at the beginning of the year	—	91,476	41,346

Cash and cash equivalents at the end of the year	$91,476	$41,346	$23,010

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
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

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED — continued
ADDITIONAL INFORMATION — SCHEDULE 1
2.	CONVERTIBLE NOTES — continued

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
3.	INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

The Company and its subsidiaries and its variable interest entity are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and variable interest entity are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and variable interest entity is reported as earnings from subsidiaries and variable interest entities in the accompanying condensed financial information of parent company.

4.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands.