Form 20-F
period 2008-12-31
China Techfaith Wireless Communication Technology LTD
filed 2009-06-25
CIK 1316317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
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
Building 1, No. 13, YongChang North Road
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 100176
People’s Republic of China
(Address of principal executive offices)
Jay Ji
Director of Investor Relations
China Techfaith Wireless Communication Technology Limited
Building 1, No. 13, YongChang North Road
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 100176
People’s Republic of China
Phone: +86 10 5822 8390
Email: Jay.ji@techfaith.cn
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing 15 ordinary shares, par value US$0.00002 per share	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 650,034,590 ordinary shares, par value US$0.00002 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION
In this annual report, unless otherwise indicated,
• “we,” “us,” “our company,” “our” and “TechFaith” refer to China Techfaith Wireless Communication Technology Limited and its subsidiaries. Unless otherwise indicated, references in this annual report on Form 20-F to “TechFaith BVI” are to Techfaith Wireless Technology Group Limited (formerly known as Techfaith Wireless Communication Technology Limited), our wholly owned subsidiary in the British Virgin Islands, references to “Techfaith China” are to Techfaith Wireless Communication Technology (Beijing) Limited (formerly known as Beijing Techfaith R&D Co., Ltd.), our wholly owned subsidiary in China, references to “One Net” are to One Net Entertainment Limited (formerly known as Techfaith Interactive Technology (Beijing) Limited, and before then, Techfaith Wireless Communication Technology (Beijing) Limited II and Beijing Centel Technology R&D Co., Ltd.), our wholly owned subsidiary in China, references to “TechFaith Shanghai” are to Techfaith Wireless Communication Technology (Shanghai) Limited (formerly known as Leadtech Communication Technology (Shanghai) Limited), our wholly owned subsidiary in China, references to “STEP Technologies” are to STEP Technologies (Beijing) Co., Ltd., our wholly owned subsidiary in China, references to “Techfaith Intelligent Handset Beijing” are to Techfaith Intelligent Handset Technology (Beijing) Limited, our wholly owned subsidiary in China, references to “Techsoft Holding” are to Techfaith Software (China) Holding Limited , our 70 percent owned joint venture with QUALCOMM INCORPORATED in the Cayman Islands, references to “TechSoft” are to TechFaith Software (China) Limited, a wholly owned subsidiary of Techsoft Holding in China, references to “Techfaith Hangzhou” are to Techfaith Wireless Communication Technology (Hangzhou) Limited, our wholly owned subsidiary in China, references to “Techfaith Shenyang” are to Techfaith Wireless Communication Technology (Shenyang) Limited, our wholly owned subsidiary in China, references to “Techfaith Hong Kong” are to Techfaith Intelligent Handset Technology (Hong Kong) Limited, our wholly owned subsidiary in Hong Kong, references to “Techfaith Shenzhen” are to Techfaith Wireless Communication Technology (Shenzhen) Limited, our wholly owned subsidiary in China;
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

PART I
ITEM 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
ITEM 2. Offer Statistics and Expected Timetable
Not Applicable.
ITEM 3. Key Information
A. Selected Financial Data
The following tables set forth our selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements that are not included in this annual report.

	For the Year Ended December 31,
	2004	2005(1)	2006	2007(2)	2008
	(In thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	$46,560	$90,110	$80,804	$143,444	$208,850
Gross profit	26,676	55,049	25,699	38,649	41,165
Operating expenses	(7,971)	(14,290)	(40,728)	(47,440)	(40,125)
Government subsidy income	—	—	180	1,734	3,081
Other operating income	—	—	—	—	2,443
(Loss) income from operations	18,705	40,759	(14,849)	(7,057)	6,564
Net (loss) income	$18,244	$41,385	$(8,793)	$(3,272)	$8,001
Net (loss) income per share
— Basic	$0.04	$0.07	$(0.01)	$(0.01)	$0.01
— Diluted	$0.03	$0.07	$(0.01)	$(0.01)	$0.01
Shares used in per share computation
— Basic	500,000,000	604,011,009	656,255,882	649,807,421	649,972,306
— Diluted	551,823,942	626,626,671	656,255,882	649,807,421	650,062,312
Note:
(1)	We adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(revised 2004), “Share-Based Payment”(“SFAS 123(R)”) for the year ended December 31, 2005.

(2)	We adopted FIN48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” on January 1, 2007, prospectively.

	As of December 31,
	2004	2005	2006	2007	2008
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$35,086	$137,207	$113,172	$84,754	$78,926
Accounts receivable	$7,760	$34,060	$37,229	$40,014	$37,804
Inventories	$5,030	$4,974	$8,546	$50,763	$37,763
Total assets	$67,542	$194,163	$207,714	$234,861	$220,064
Total current liabilities	$23,869	$15,335	$37,123	$60,739	$28,248
Total shareholders’ equity	$28,090	$175,853	$166,350	$172,009	$190,808
Number of ordinary shares issued	500,000,000	658,183,409	649,692,954	649,913,136	650,034,590
Treasury stock	—	—	8,655,000	8,655,000	—
Total liabilities and shareholders’ equity	$67,542	$194,163	$207,714	$234,861	$220,064
Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and variable interest entity are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On June 19, 2009, the noon buying rate was RMB6.8360 to US$1.00.
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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)

2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June (through June 19)	6.8360	6.8337	6.8371	6.8264

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not Applicable.

C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks Related to Our Business
Our limited operating history makes evaluating our business and prospects difficult.
We commenced operations in July 2002 and completed our first mobile handset design project in September 2003. We started selling completed handsets only in 2006 and such product sales constituted over 90% of our total net revenues in 2008. As a result, we have a limited operating history, which may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:
•	achieve and maintain our profitability and margins;

•	acquire and retain customers;

•	attract, train and retain qualified personnel;

•	maintain adequate control over our costs and expenses;

•	keep up with evolving industry standards and market developments; or

•	respond to competitive and changing market conditions.
If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.
If we fail to timely and effectively meet market demand after our human resource restructuring, our business may be materially and adversely affected.
The recent global crisis in the financial services and credit markets has resulted in significant volatility and dislocation in the global capital markets. It is uncertain how long the global crisis in the financial services and credit markets will continue and how much adverse impact it will have on the global economy in general or the Chinese economy in particular. To cope with the global economic downturn, we undertook a human resource restructuring throughout 2008. Under this plan, we streamlined business processes to improve efficiency. As a result, the number of our employees was reduced from 1,363 as of December 31, 2007 to 522 as of December 31, 2008. If we cannot timely and effectively meet market demand with our restructured work force, our business may be materially and adversely affected.
If our customers fail to achieve success in their business, our business and results of operations may be materially and adversely affected.
If any of our customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our business in mobile handset design services and product sales. Accordingly, our success depends on our customers’ success in their business. Our largest customer in 2006, 2007 and 2008 contributed approximately 15.6%, 11.0% and 12.3%, respectively, of our total revenues, and our largest three customers in 2006, 2007 and 2008 contributed approximately 28.5%, 25.0% and 28.8%, respectively, of our total revenues. If any of these customers experiences financial difficulty or is otherwise unable to achieve success in its own business, our business and results of operations may be materially and adversely affected. We are not certain whether our customers will be able to achieve success in their business and how long they will remain competitive in their business even if initially successful.

We are exposed to the inventory risk and the credit risk of our customers.
As our product sales increasingly make up the majority of our revenues, we are correspondingly exposed to inventory risks. Although we arrange with our EMS providers for product manufacturing according to the sales order, we nevertheless need to order some raw material and components in advance of assigning them to the EMS providers and to build inventory in advance of customer’s orders to balance the longer lead time for components and shorter delivery time requested by our customers. Because demand for our products is affected by a number of factors, including competition and general economic conditions, there is risk that we may forecast demand incorrectly and order from third parties excess or insufficient inventories of particular products.
In addition, credit risk of our customers may arise from events or circumstances beyond the control of us or our customers. For instance, an economic downturn may cause our customers to default under the product sales contracts entered into with us. Therefore, we are exposed to the risks that our customers may refuse to buy from us the original number of mobile handsets in accordance with the purchase orders or may not be able to pay us timely or at all in accordance with the sales contracts. Even if we may sometimes be able to retain as penalties the partial prepayments or deposits received from such defaulting customers, this might not be sufficient to offset the resulting loss of profits and the increased cost of unsold inventory. If our customers default in paying us, we would have to make provisions for doubtful debts or incur bad debt write-offs, which would materially and adversely affect our profitability.
We are subject to product liability or product recall exposure and have limited insurance coverage.
Our sales agreements with customers require us to undertake any product recalls for products that we, a regulatory body or our customers determine fail to meet pre-determined specifications, standards, laws, regulations or contain substantial defects or substantial product hazards which could cause damage. We may be required to bear all costs related to the recall that arise out of our breach of warranty as set forth in a purchase agreement.
As we continue to sell completed feature phones and smart phones to our customers in 2009, we are exposed to potential product liability claims in the event that the use of our products causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether or not successful, are costly and time-consuming to defend. Also, in the event that our products prove to be defective, we may be required to recall or redesign such products, which could result in substantial costs, diversion of management attention and resources and damage to our reputation. However, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries. We have acquired product liability insurance, but the coverage provided by this insurance is limited and future liability claims may exceed the coverage limits of our insurance.
We cannot assure you that product liability insurance will continue to be available on commercially reasonable terms, if at all. A product liability claim, with or without merit, could result in significant adverse publicity against us, and could have a material adverse effect on the marketability of our products and our reputation, which in turn could have a material adverse effect on our business, financial condition and results of operations. In addition, we do not have any business interruption insurance coverage for our operations. Any business disruption or natural disaster could result in substantial costs and diversion of resources.
We may cease to be profitable and experience net losses in the future.
Although we had recorded net income in 2008, a net loss was recorded in 2006 and 2007. We cannot assure you that our return to profitability will continue in the future. We continue to cut down our operating expenses as a proportion to our sales to control cost. However, any decrease or delay in generating additional revenues could materially and adversely affect our results of operations and result in substantial operating losses as the operating expenses might not decline to the same extent that revenues decrease. In addition, competition from other independent mobile handset design services providers and original design manufacturers, or ODMs, may exert downward pressure on our prices to maintain our competitive position. If we do not achieve profitability or otherwise meet the expectations of securities analysts and investors, the market price of our ADSs will likely decline.

We are dependent on our suppliers and EMS providers for timely manufacturing and delivery of the products sold to our customers.
We rely on our suppliers for procuring the raw materials and components required for the manufacturing of the finished products that we sell to our customers. As we do not have our own manufacturing facilities, we rely on EMS providers for assembling and manufacturing the mobile handsets. If these suppliers or EMS providers fail to deliver their goods or services to us in a timely manner, our ability to deliver the finished goods to our customers on a timely basis will be accordingly affected. If we fail to maintain our relationships with existing suppliers or EMS providers or fail to find new suppliers or EMS providers for cooperation on competitive terms, our business operations and financial results may be materially and adversely impacted.
The mobile handset market in China is highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.
The mobile handset market in China is intensely competitive and highly fragmented. We face current and potential competition from established suppliers of wireless communications solutions to mobile device manufacturers. These competitors include original design manufacturers, or ODMs, such as Arima Communications, BenQ and Compal Communications.
We also face competitors who outsource the manufacturing to EMS providers as they, like us, do not own the manufacturing facility. For this group of competitors, the outsourcing of the manufacturing process allows lower operating costs and reduced capital investments and other fixed costs. This in turn results in the low barriers of entry, and accordingly an increasing number of new players may enter this market in the near future.
Many of our current and potential competitors have significantly greater financial, technical, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete successfully against our current or future competitors.
We are subject to risks from customers’ claims for refund and liquidated damages.
Our agreements with many customers contain refund and liquidated damages provisions, which entitle the customers to demand a refund and liquidated damages if we cannot complete a mobile handset design by the deadline, or if the requisite certifications cannot be obtained, or if we cannot timely deliver our smart phone or feature phone products to our customers. We cannot assure you that we will be able to successfully perform every customer contract, or that costs associated with refunds and liquidated damages will not be material. Under the recently realigned business of providing turn-key solutions to our smart phone customers, we will outsource the assembly of final handset products to third-party companies. Any failure of such assembly companies in timely delivering to us the finished products with the stipulated quality will cause us to be liable to our customers.
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
Our future success depends heavily upon the continued services of our senior executives, especially our Chief Executive Officer, Mr. Defu Dong. We rely on their experience in mobile handset design and manufacturing, business operations and selling and marketing and on their relationships with our customers. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.
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
The global financial and economic crisis, particularly the slowdown in China’s economy, may adversely affect on our business, results of operations and financial conditions.
The global financial markets have experienced significant disruptions recently, and most of the world’s major economies have entered into recession. As a result, China’s economy has slowed down significantly since the second half of 2008 and this trend may continue into the rest of 2009 and beyond. Since we derive most of our revenues from our customers in China, the recent macroeconomic developments in China have negatively affected our operating results in the fourth quarter of 2008. Any persistent slowdown in China’s economy may have additional negative impacts on our business, operating results and financial conditions in a number of ways. For example, due to decreased demand from the Chinese consumers, our current customers may correspondingly reduce the requirement for our services and products. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer. Furthermore, the current financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions.
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

We may incur losses due to business interruptions resulting from the occurrence of adverse public health developments such as outbreak of epidemic, acts of terrorism, fires and natural catastrophes such as earthquakes.
In April 2009, influenza A (H1N1), a new strain of flu virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In June, World Health Organization formally declared a swine flu pandemic.
Should any adverse public health developments such as outbreak of avian flu, SARS, influenza A (H1N1) or other health epidemic, any acts of terrorism or natural catastrophes such as earthquakes, floods, typhoons occur in Beijing, where our principal offices are located, or at other locations where we have substantial business operations, we might suffer significant loss of revenues due to the resulting disruptions to our business operations, which could have a material adverse effect on our business, operating results or financial condition.
Failure to achieve and maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.
We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. These requirements apply to this annual report on Form 20-F. Our management has concluded that our internal control over financial reporting for the period covered by this report was ineffective. The material weaknesses we identified are: (1) the lack of sufficient personnel with necessary knowledge on internal control; (2) insufficient inventory management controls over sample phones which resulted in late significant adjustments to the recording of inventory; and (3) operating ineffectiveness of revenue contracts review and revenue recognition procedures which resulted in late significant adjustments to the recognition of revenue. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting may result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs.
If we lose our license for CDMA-related technology, we may not be able to obtain alternative licenses in a timely manner.
We are dependent on QUALCOMM Incorporated, or QUALCOMM, for CDMA-related technology we use in designing CDMA-based mobile handsets. Suspension or termination of our CDMA license agreement by QUALCOMM could adversely affect our business and prospects, because we may not be able to obtain alternative licenses in a timely manner to meet our customers’ demands.
We formed a joint venture with QUALCOMM in 2006 to develop application software for wireless devices to initially focus on CDMA mobile handsets. However, we cannot assure you of our continuing successful relationship with QUALCOMM in this joint venture. Any breakdown in this collaboration could adversely affect our business and prospects.
Defects in our designs could result in loss of customers and claims against us.
Our mobile handset designs are complex and must meet stringent quality requirements. Complex designs such as mobile handset designs sometimes contain defects, errors and bugs when they are first introduced. If any of our designs have reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged, and customers may be reluctant to continue to contract with us, which could harm our ability to retain existing customers and attract new customers. Because we cannot test for all possible scenarios, our designs may contain errors that are not discovered until mass production of mobile handsets. These problems may result in a loss of our customers as well as claims against us. For example, one of our former clients once sought compensation from us due partly to defects in some third-party components we sourced and incorporated in a mobile handset model for the client. This client later acknowledged that the design defects were attributable to the third-party components and cancelled its claim against us. We face such risk not only in the case of the customers for our handset design services, but also in the case of the customers for our product sales. As our revenues are increasingly being dominated by product sales, any design defects in the mobile handsets that we sell to such customers may subject us to liability. We cannot assure you that we will not be subject to claims by our customers in the future, and if we fail on the merits of these claims, our business and results of operations could be materially and adversely affected.

If we cannot keep up with industry standards and design or offer for sales new mobile handset models in a timely and cost-efficient manner to meet our customers’ demand, the growth and success of our business will be materially and adversely affected.
The mobile handset market is characterized by changing end-user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. If we cannot design or offer for sales new mobile handset models in a timely and cost-efficient manner to meet our customers’ demand, the growth and success of our business will be materially and adversely affected.
As the market for 2.75G and third-generation, or 3G, mobile handsets develops, our existing and potential customers may increasingly demand 2.75G and 3G mobile handsets. Since 2006, we have begun to design 2.75G, 3G and 3.5G mobile handsets, however we do not have a proven track record in this market. We have received orders for 3G and 3.5G mobile handset designs and in 2007 we launched the WCDMA/GSM dual mode dual standby phone. From 2008 we have also received sales orders from our customers for the above products. However, we cannot assure you that there will be sufficient customer demand for such phones in the future. Further, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality and time to completion. Our failure to meet customer demand could hurt our reputation and affect our business and results of operation.
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
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. Prior to December 31, 2008, Techfaith China and Techfaith Intelligent Handset Beijing applied for High- and New-Tech Enterprises, or HNTE, status that would allow for a reduced applicable tax rate under EIT Law. The official HNTE certificates were issued to Techfaith China and Techfaith Intelligent Handset Beijing on December 24, 2008. While the certificates are valid for three years, we believe we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Accordingly, Techfaith China and Techfaith Intelligent Handset Beijing have used the reduced applicable tax rate in calculations of deferred tax balances for the foreseeable future. Techfaith Shanghai is qualified as a “productive enterprise” and has been agreed by the relevant tax authorities for a two-year exemption from income tax in 2005 and 2006, followed by a 50% reduction in tax rates for the succeeding three years in 2007, 2008 and 2009. Techfaith Shenzhen is also qualified as a “productive enterprise” and has been agreed by the relevant tax authorities to entitle to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for succeeding three years in 2009, 2010 and 2011. Techfaith Hangzhou, is also qualified as a “productive enterprise” and has been agreed by the relevant tax authorities to be entitled to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for succeeding three years in 2009, 2010 and 2011. There is, however, no assurance that our subsidiaries in China will continue to receive such or any other preferential tax treatment. If any of these incentives are reduced or eliminated by government authorities in the future, the effective tax rates of our subsidiaries in China and our effective tax rates on a consolidated basis could increase significantly. Any such change could adversely affect our operating results.

Our subsidiaries in China are subject to restrictions on dividend payments, or making other payments to us or any other affiliated company.
We are a holding company incorporated in the Cayman Islands. We conduct substantially all of our operations through our subsidiaries in China. Current PRC regulations permit our subsidiaries in China to pay dividends only out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are each required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. In addition, if any of our subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.
We may be treated as a resident enterprise for PRC tax purposes under the New Tax Law, which may subject us to PRC income tax for our income originated both within and outside the PRC and PRC income tax withholding for any dividends we pay to our non-PRC shareholders.
Under the New Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The implementing rules of the New Tax Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Based on our analysis of the current facts, we believe that Techfaith, and its overseas subsidiaries should not be treated as resident enterprises for PRC tax purposes. It continues to be unclear as to how tax authorities will determine tax residency based on the facts of each case. For the year ended December 31, 2008, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that Techfaith or its overseas subsidiaries should be treated as a resident enterprise for PRC tax purposes after January 1, 2008, the effective date of the New Tax Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, unless such dividend income is otherwise exempted from taxable income under the New Tax Law. If we are required to pay income tax for dividends we receive from our subsidiaries, it will materially and adversely affect our financial condition and results of operations.
With the newly imposed 10% PRC dividend withholding tax, we will incur an incremental PRC tax cost when PRC profits are distributed to ultimate shareholders. In addition, if we are determined to be a PRC resident enterprise under the new PRC tax system and receive income other than dividends, our profitability and cash flow would be adversely impacted due to our worldwide income being taxed in China under the new PRC tax law.
Moreover, under the new PRC tax law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although our company is incorporated in the Cayman Islands, it remains unclear whether the dividends payable by us or the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax on our dividend payments will reduce the returns of your investment.
Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again.

The majority of our revenues are denominated in Renminbi, while a small portion of our cost of revenues is denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our cost of revenues and profit margins as well as our net income. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Also, as dividends might be paid to us in the future by our subsidiaries in China, any significant revaluation of the Renminbi may have a material adverse effect on the value of and any dividends payable on our ADSs in foreign currency terms. If we decide to convert Renminbi we receive from our subsidiaries into U.S. dollars for the purpose of distributing dividends on our ordinary shares or for other purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Conversely, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. In addition, our currency exchange losses may be magnified by China’s exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars.
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
Regulations were issued January 24, 2005, April 8, 2005 and October 21, 2005 by SAFE that will require approvals from, and registrations with, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities. The SAFE regulations retroactively require approval and registration of direct or indirect investments previously made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above, as currently drafted, could result in liability under PRC law for foreign exchange evasion.
Because a majority of our business are operated in China, these regulations could result in the relevant PRC government authorities limiting or eliminating our ability to purchase and retain currencies other than the RMB in the future, which could limit or eliminate our ability to fund any business activities we may have outside China or to make dividend payments in U.S. dollars in the future.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.
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
As of the date of this annual report, our management collectively beneficially owns approximately 38.4% of our outstanding shares, or approximately 32.0% of our total issued and outstanding shares in the event of a full conversion of the notes held by entities affiliated with IDG Partners into the maximum of 129,941,915 ordinary shares, or 19.99% of our total issued and outstanding shares. They may cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
The market price for our ADSs has been and may continue to be volatile.
The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the mobile handset market;

•	changes in the economic performance or market valuations of other mobile handset design houses, original design product providers or manufacturers;

•	performance of other China-based companies that are listed on Nasdaq;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel; and

•	fluctuations of exchange rates between the RMB and U.S. dollar.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. In particular, the global financial crisis and the ensuing deteriorating global economic conditions have caused and may continue to cause extreme volatility in the global stock markets. These market fluctuations may also materially and adversely affect the market price of our ADSs, regardless of our operating performance. Volatility or a lack of positive performance in our stock price may also adversely affect our ability to retain key employees, some of whom have been granted options or other equity incentives.
Our subsidiary has issued convertible notes to certain third-party investors, and the conversion of such notes could result in substantial dilution to the holders of our ordinary shares and ADSs and may depress the price of our ADSs.
On June 9, 2009, to accelerate the development of our gaming business, our subsidiary Leo Technology Limited issued US$10 million of common equity to the Hong Kong-based venture capital firm Infiniti Capital Limited and US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to certain entities affiliated with IDGVC Partners, a leading venture capital firm. At the earlier of (i) 30 months after the note issuance date if a qualified initial public offering of Leo Technology Limited has not occurred by that time, or (ii) the occurrence of an event of default, the note holders may also require Leo Technology Limited to redeem the notes in cash equal to the principal amount plus an annual return of 20% compounded annually on the principal amount, accrued but unpaid dividends (if any) and late charges (if any). The notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. In the event of a full conversion of the notes, a total of 126,050,421 ordinary shares of our company (subject to adjustment but in any event not exceeding 129,941,915 ordinary shares, or 19.99% of our total and issued outstanding shares) may be issued to the holders of the notes. If the convertible notes are converted into our ordinary shares, the holders of our ordinary shares and ADSs may experience substantial dilution and the market price of our ADSs could decline. The sale of the ordinary shares issued upon such conversion, or the perception that such convertible notes might be converted, or the ordinary shares issued upon such conversion might be sold, could also adversely affect the market price of our ADSs.
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
As of the date of this annual report, our directors and executive officers as a group beneficially own 249,611,999 ordinary shares of our company, of which Mr. Defu Dong, our Chairman and Chief Executive Officer, beneficially owns 249,250,000 ordinary shares (constituting approximately 38.3% of our current total issued and outstanding shares, or approximately 32.0% of our total issued and outstanding shares in the event of a full conversion of the notes held by entities affiliated with IDG Partners into the maximum of 129,941,915 ordinary shares, or 19.99% of our total issued and outstanding shares) and has power to vote on behalf of the record holders of these shares over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.
Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we may have been a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2008. We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). We expect that even if we were not a PFIC for our taxable year ended December 31, 2008, we will very likely be a PFIC for our current taxable year ending December 31, 2009 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active assets. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which has decreased significantly. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information —E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
ITEM 4. Information on the Company
A. History and Development of the Company
We commenced operations in July 2002 through Techfaith Wireless Communication Technology (Beijing) Limited, or TechFaith Beijing, formerly known as Beijing Techfaith R&D Co., Ltd., a limited liability company established in China. We created a holding company structure by incorporating Techfaith Wireless Technology Group Limited, or TechFaith BVI, in July 2003. We incorporated China Techfaith Wireless Communication Technology Limited on June 25, 2004 under the Companies Law (2007 Revision) of the Cayman Islands. As part of a restructuring in anticipation of our initial public offering, China Techfaith Wireless Communication Technology Limited became our ultimate holding company in November 2004.
Our principal executive offices are located at Building 1, No. 13, YongChang North Road, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, People’s Republic of China. Our telephone number at this address is +86 10 5822-8288. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our telephone number at this address is +1 (345) 949-8066. Our agent for service of process in the U.S. is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.
Our capital expenditures mainly relate to our purchase of plant, machinery and equipment related to our business operations. Our capital expenditures amounted to US$23.8 million, US$13.8 million and US$14.8 million in 2006, 2007 and 2008, respectively. Our capital expenditures for 2008 were mainly financed from our existing cash balance.

From 2008, we have started to develop our online game business, with games that are self-developed by our subsidiary and those licensed from third parties. This business is expected to generate revenues in 2009.
B. Business Overview
We are a China-based original developed product provider focused on the original design and development of handsets and sales of finished products to our local and international customers. In 2008, our business comprised the following three segments: (1) sales of products; (2) handset design services; and (3) wireless software and application. In 2008, product sales contributed over 90% of our revenues, while wireless software and application was in the start-up stage and did not generate revenues.
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
From 2005, we started to be engaged in the design and development of middle- to high-end handsets and tailor-made handsets. Our original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smart phones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.
In 2006, we expanded our business from an independent design house to an original developed product, or ODP provider. As an ODP provider, we not only provide handset design services but also sell finished products, by subcontracting EMS providers to assemble or manufacture mobile phone handsets to meet the demand of our customers. Our revenues from product sales as a percentage of our total net revenues increased from over 46% in 2006, through over 70% in 2007, to over 90% in 2008.
In March 2006, we entered into a joint venture with QUALCOMM by incorporating a Cayman Islands holding company named TechFaith Software (China) Holding Limited, of which QUALCOMM and we hold 30% and 70%, respectively and which we consolidate. In June 2006, this company formed TechFaith Software (China) Limited in China to develop software applications for wireless communication devices. Currently, we have the capability of developing man-machine interface (MMI) and user interface (UI) software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies. TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market.
In an effort to minimize the adverse effects of the global financial crisis and weakening economic conditions, we have strengthened our position through cooperation agreements with Beijing Huaqi Information Digital Technology Co., Ltd., or Beijing Huaqi, which owns “aigo”, a leading brand in consumer digital products market in China for the operator-tailored market in China, and with QIGI Future Technology Co., Ltd. (Beijing), or QIGI Future Technology, for the smart phone business in China in 2008. These strategic collaborations will help promote our products in China and swiftly bring them to market. Under the strategic cooperation agreement with Beijing Huaqi, we will provide total solutions products, including CDMA1X/EVDO and UMTS/HSDPA, under the “aigo” brand name and through the sales channels of “aigo” for operator-tailored market in China. QIGI Future Technology is a company based in China and focused on the development, production and sale of Windows smart phones. Under the cooperation agreement with QIGI Future Technology, we will be the sole provider of smart phone solution products to QIGI Future Technology and the smart phones will be sold under its brand name and through its sales channels in China.
In February 2009, we launched, under the “aigo” brand name, nine new mobile phones designed specifically for the 3G network recently rolled out in China. The nine new models are from three different product lines, which include dual mode GSM phones, modem card phones and DVDO phones. Of the five dual-mode GSM phones three are WCDMA plus GSM phones designed for new China Unicom subscribers and two are CDMA plus GSM phones designed for China Telecom CDMA subscribers. There are two modem card phones, one of which utilizes a HSDPA modem card and the other uses an EVDO modem card. The final two models have GPS functionality and run on CDMA1X and EVDO. These nine different models cover CDMA1X, WCDMA, GSM and EVDO technologies and encompass the subscriber demand of the different telecom operators in China.

We also made progress in the international market. For example, we launched the first CDMA smart phone with a touch screen function in Latin America in 2008. Our management believes this represented an achievement of an enormous milestone for us and our smart phone growth in the international market. In addition, we continue to receive 3G smart phone orders from the European and South East Asian markets. We intend to focus on winning more contracts from international customers, the leading Chinese customers and non-traditional telecommunications sector customers such as China’s Ministry of Public Security Information Center.
Our strong technological capabilities, high-quality design capabilities, strong customer relationships, strategic relationships with leading technology providers and ample skilled, low-cost engineering resources enable us to deliver our services and products at a competitive cost and with relatively shorter product cycles.
In 2008, through One Net Entertainment Limited, our wholly owned subsidiary, we started to develop our online and mobile gaming business. One Net made significant progress in 2008, and set up Radiation studio, Star studio and Mythos studio to develop games. A number of MMORPG games (massively multiplayer online role-playing games) are expected to complete beta versions and to be launched around June 2009. One Net launched a beta version of the mobile online gaming platform www.798uu.com by the end of November 2008. One Net is expected to generate revenue in 2009.
Products and Services
Our products and services comprise: (1) sales of products; (2) mobile handset design services; and (3) wireless software and applications.
Sales of products
When we started our operations in 2002, we focused primarily on providing mobile handset design services. However, at the increasing requests of our customers for purchasing finished products from us, since 2006 we have been involved in the mass production phase of the product cycle. We do not have our own production facilities and thus outsource such production to EMS providers.
After our customers specify the required products from among our existing range of self-designed mobile handset models (along with some possible customized modifications or additions), we enter into sales contracts with them and begin procuring raw materials and components from our suppliers, capitalizing on our materials procurement and inventory management expertise. Then we enter into contracts with EMS providers, which are provided with the raw materials we procure for their production. We also provide supervisory and technical support to such EMS providers to ensure product quality in accordance with our customers’ specifications and to control the use of our intellectual property.
Our EMS providers engage in assembly and manufacturing operations and also offer testing services for the assembled PCBs, systems and subsystems for ensuring products with the requisite high quality on a consistent basis. We send our employees to the production sites of our EMS providers for inspection of the finished products before acceptance and payment by us. For efficient inventory management, these finished products are usually arranged to be collected by courier service providers for direct delivery to locations designated by our customers.
We provide the following primary types of products to our customers:
          • Feature phones —We started our feature phone business in the fourth quarter of 2006. As more customers requested one-stop service, we started to sell completed feature phone handsets that we designed. We did not manufacture feature phones ourselves, but outsourced the manufacturing to electronics manufacturing services, or EMS, providers.
          • Smart Phones —Prior to 2006, we only designed but did not sell completed handsets. Similar to the case for the feature phone business described above, in response to customer demand, in 2006 we began selling completed smart phone handsets that we designed. However, we do not manufacture smart phones ourselves, but instead outsource the manufacturing to EMS providers. In 2007 we began to launch a series of WiFi smart phones with additional capabilities compared to our previous designs.

          • Wireless modules and data card —We have begun to develop wireless solutions leveraging our knowledge and experience in designing mobile handsets. Our wireless product lines include wireless modules and data cards for wireless connections. Wireless modules are devices that enable data communication through a cellular network to be used in various applications, such as global positioning systems, logistics management, wireless point-of-sale systems, traffic navigation systems and wireless security systems. We began to sell wireless modules in June 2004. Our wireless modules consist of baseband and radio frequency, or RF, the two important hardware building blocks of a generic mobile handset, which we believe represent a natural extension of our handset design business. By adding a housing, we also provided data cards. In 2006 our wireless module and data card business started to grow and the revenue more than doubled from 2005. In 2007, revenue from our wireless module was stable as compared to 2006. The data cards we provided are in three forms, namely, PC cards, USB cards and express cards. In 2008, revenue from our wireless module and data card was US$7.3 million, constituting 4% of our revenues.
          • Other components—We also sell printed circuit board assemblies, or PCBAs, and other electronic components. We have historically sold PCBAs that others produced for us to our Chinese customers at our request as a means to track the royalty payments to which we are entitled. The sale of PCBAs is not our core business; we generated only 3.7% and close to zero of our total revenues from those sales in 2007 and 2008 respectively, and do not intend to generate significant profit from PCBAs in the future.
Mobile Handset Design Services
Historically, we commenced operations as a mobile handset design house. We also provide production support to facilitate our customers’ manufacturing and supply chain management processes. In addition, since 2006, we have also begun to work with our customers in providing customized handset design services to mobile service operators. Though we have expanded our business operations by extending our production support to also include the actual production and sales of finished products, we retain our strong technological capabilities to design mobile handsets to support a broad range of wireless communications standards, baseband platforms and technologies.
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
All three types of handset design services cover all major aspects of the design process, including industrial design, mechanical design, software design, hardware design, sourcing of hardware components and software, testing, quality assurance, assisting our customers in obtaining requisite certifications, setting up pilot production lines and production support.
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

In addition, for our design contracts, after we deliver our design products to our customers, our customers are required to purchase certain components (such as chips used in mobile handsets) through us to manufacture the designed products. As this type of components is built in to the design contracts, we included these component sales in the design contract related revenue, rather than product sales.
Wireless Software and Applications
In the course of providing handset design services, we have acquired the ability to design software solutions across a wide range of wireless communication platforms. Our software solutions include man-machine interface (MMI) and user interface (UI) software packages supporting a wide range of wireless communication platforms, and wireless application software, such as WAP, Java, MMS, web browser, SyncML and DRM. In June 2006, we formed TechFaith Software (China) Limited, or TechSoft, in China, a PRC subsidiary of our 70%-30% Cayman Islands joint venture holding company with QUALCOMM to develop and offer software applications for wireless communication devices. Revenues generated from offering software application solutions were US$nil million in each of 2007 and 2008.
Customers
Mobile handset brand owners are customers for both of our product sales business and handset design services business. Our customers include leading Chinese mobile handset brand owners and international mobile handset brand owners.
We assign an account manager for each manufacturing and design project. The account manager directly interacts with the customer throughout the manufacturing and design process to report the progress and receive the customer’s input and comments. For customers of our handset design services, we provide technical support and production support to assist them in designing the manufacturing process.
A small number of customers have historically accounted for a substantial portion of our net revenue. In 2006, 2007 and 2008, our largest three customers collectively accounted for approximately 28.5%, 25.0% and 28.8%, respectively, of our net revenues.
We normally have multiple on-going contracts with the same customer, and each contract may correspond to more than one mobile handset model. While our contracts vary by customer and by mobile handset model, each of our product sales contracts typically requires us to sell finished products based on our pre-existing self-designed handset models along with some possible modified or additional features, and each of our handset design services contracts typically requires us to develop and design the mobile handset model, assist the customer in designing the manufacturing process, obtain necessary certifications and provide technical and production support.
For our product sales, we typically charge payments based on the per unit price multiplied by the total number of handsets. A portion of the total purchase price is usually payable at the execution of the sales contracts as prepayment and full payment is required before the products are delivered to our customers.
We typically charge two types of payment for our handset design services: design fee and royalty. The design fee is a fixed amount paid in installments according to pre-agreed milestones. In addition to the design fee, we also charge royalty to certain customers. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured or sold by a customer.
Our contracts with many customers contain refund and liquidated damages provisions. These provisions provide the customer with a right to demand a refund and liquidated damages if we cannot complete a mobile handset design by the deadline mutually agreed between us and the customer, the requisite certifications cannot be obtained, or if our products sold to the customers contain defects or are otherwise not in compliance with the specifications agreed in the contracts. Under the sales contracts with our customers, we are required to provide warranty and after-sales services. These warranty and after-sales services will be performed either by EMS providers or by us.

Sales and Marketing
Our sales and marketing activities are substantially the same for both the product sales business and handset design services business. We sell and market our product sales and mobile handset design services through direct marketing and a sales force in China. We maintain sales and marketing staff in Beijing, Shanghai and Shenzhen, covering the major regions where most of our customers are located. We intend to expand our sales and marketing network to cover Japan, Europe and the U.S. as we focus on attracting customers from these markets.
We engage in marketing activities to promote our services. We frequently attend conferences, exhibitions and trade fairs to promote our products and services. Each year we attend the GSMA Mobile World Congress (formerly 3GSM World Congress) exhibition in Barcelona, Spain and the CTIA Wireless exhibition in Las Vegas. In addition, we view our strategic relationships with leading technology companies and platform providers as part of our efforts to promote our company. We believe that some of the leading technology companies with which we have strategic relationships will be instrumental in helping us secure our targeted multinational customers by providing us opportunity referrals, since such referrals may also promote the use of their technology. We also introduced additional baseband platforms to our existing customers to attract new product sales and design contracts from them.
Technology
We build our successful product sales business upon the strong foundation of our technological expertise gained in the process of designing a wide range of mobile handset models by the effective and efficient deployment of our in-house research and development team.
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
We have a high degree of technological expertise in major areas of mobile handset design, development and production. Our engineers are skilled at designing mobile handsets that integrate many different functions and features in common or differentiated hardware and software architectures. We have also developed a design approach that allows the production of enhanced mobile handset models with minimal modifications and slight adjustments on the existing mass production lines of our customers or the EMS providers that manufacture the products for our customers. This allows our customers to launch new handset models at a relatively faster time-to-market and with lower manufacturing costs.
We use advanced methodologies to design mobile handsets for our customers. We use industry-standard, state-of-the-art design tools in our design process which we believe provides us significant flexibility to adapt our research, development and product design work to new manufacturing processes and technology platforms when desirable.
We launched GPS/GSM-CDMA dual module/GSM-GSM dual card phones and WiFi smart phones based on the Windows Mobile 6 operating system handsets in 2007. We have developed handsets with technologies such as GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA and are capable of developing MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies and providing MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market.

Research and Development
We believe that our future success depends on our ability to efficiently design new models of mobile handsets and manufacturing processes that meet our customers’ demand for cost-competitive, high-quality and technologically advanced mobile handsets. We seek to continue to enhance and expand our design capability through in-house research and development efforts and strategic partnerships. The goals of our research and development efforts include the following:
•	to keep abreast of the advanced technologies in the mobile handset industry;
•	to emphasize cost-effectiveness and manufacturability of our designs;
•	to develop high-quality handsets based on various commonly adopted platforms and to ensure flexibility of design and production modifications; and
•	to make effective use of the technologies licensed from leading global technology companies.
As of December 31, 2008, our research and development staff consisted of 400 engineers, representing more than 75% of our total staff. As of the date of this annual report, our research and development staff was more than 90% of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry. For the years ended December 31, 2006, 2007 and 2008, we had research and development expenses of US$22.0 million, US$30.9 million and US$18.2 million, respectively.
Intellectual Property
We rely primarily on a combination of patent, trademark, trade secret protection, copyright, employee and third-party confidentiality agreements to protect our intellectual property. As of the date of this annual report, we held a total of 74 patents issued in China and 226 pending patent applications. Our issued patents and pending patent applications relate primarily to our mobile handset designs. Our policy is to seek patents that have broad application in the mobile handset design industry and that we believe will provide a competitive advantage for us. We have registered seven domain names including www.techfaithwireless.com with the Internet Corporation for Assigned Names and Numbers.
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
Competition
The mobile handset market is intensely competitive and highly fragmented. We face current and potential future competition from established mobile device manufacturers. These include ODMs, such as Arima Communications, BenQ and Compal Communications, who compete with our product sales business by offering their own production services to brand name owners. These ODMs may also compete with us in the design business as they may be in a position to design mobile handsets on their own. We also face competition from in-house design teams of original equipment manufacturers, or OEMs, world-wide. In addition, new players may enter the independent mobile handset production and design market in the near future.

We compete in varying degrees on the basis of the following factors:
•	ability to effectively and efficiently provide know-how and support to our EMS providers which manufacture handsets for our customers;
•	ability to design and integrate many hardware and software functions and features based on different platforms;
•	product quality and reliability;
•	cost-effectiveness;
•	economies-of-scale;
•	ability to rapidly complete a design;
•	service and customer support capabilities; and
•	customer base and customer loyalty.
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

Tax
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. Prior to December 31, 2008, Techfaith China and Techfaith Intelligent Handset Beijing applied for High- and New-Tech Enterprises, or HNTE, status that would allow for a reduced applicable tax rate under EIT Law. The official HNTE certificates were issued to Techfaith China and Techfaith Intelligent Handset Beijing on December 24, 2008. While the certificates are valid for three years, we believe we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Accordingly, Techfaith China and Techfaith Intelligent Handset Beijing have used the reduced applicable tax rate in calculations of deferred tax balances for the foreseeable future. Techfaith Shanghai is qualified as a “productive enterprise” and has been agreed by the relevant tax authorities for a two-year exemption from income tax in 2005 and 2006, followed by a 50% reduction in tax rates for the succeeding three years in 2007, 2008 and 2009. Techfaith Shenzhen is also qualified as a “productive enterprise” and has been agreed by the relevant tax authorities to be entitled to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for the succeeding three years in 2009, 2010 and 2011. Techfaith Hangzhou is also qualified as a “productive enterprise” and has been agreed by the relevant tax authorities to be entitled to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for the succeeding three years in 2009, 2010 and 2011.
The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. resides within China. Pursuant to the additional guidance released by the Chinese government on April 22, 2009, management does not believe that the legal entities of our group that are organized outside China should be characterized as China tax residents for EIT Law purposes.
Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to the overseas holding companies by the PRC subsidiaries, were exempt from PRC withholding tax. Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.
Aggregate undistributed earnings of our subsidiaries located in the PRC that are taxable upon distribution to us of approximately US$88.7 million at December 31, 2008 are considered to be indefinitely reinvested under APB opinion No. 23, Accounting for Income Taxes-Special Areas, because we do not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of our available funds and any future earnings for use in the operation and expansion of our business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2008.
We sell a significant portion of wireless modules and smart phones from our Hong Kong subsidiary, and currently the statutory income tax rate in Hong Kong is 16.5%. The Inland Revenue Department of Hong Kong approved our Hong Kong subsidiary to be effectively exempt from income tax in Hong Kong. No provision for Hong Kong profits tax was made for the years ended December 31, 2007 and 2008 on the basis that Techfaith Hong Kong did not have any assessable profits arising in or derived from Hong Kong for the years.
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
Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, except as stipulated otherwise, our PRC subsidiaries are required to pay value added tax, or VAT, at a rate of 17% of the gross sales proceeds received.
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
Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign invested enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the cumulative amount of such fund reaches 50% of its registered capital. These funds are not distributable as cash dividends.

C. Organizational Structure
The following chart illustrates our corporate structure, our equity interest in each of our principal operating subsidiaries and our variable interest entity as of the date of this annual report:

We conduct substantially all of our operations through the following subsidiaries in China:
•	Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, which primarily designs GSM-based mobile handsets;
•	One Net Entertainment Limited , or One Net, formerly known as Techfaith Interactive Technology (Beijing) Limited, and before then, Techfaith Wireless Communication Technology (Beijing) Limited II and Beijing Centel Technology R&D Co., Ltd., which primarily designs online games;
•	Techfaith Wireless Communication Technology (Shanghai) Limited, or TechFaith Shanghai, formerly known as Leadtech Communication Technology (Shanghai) Limited, which primarily designs CDMA mobile handsets using technology licensed from QUALCOMM;
•	STEP Technologies (Beijing) Co., Ltd., or STEP Technologies, which primarily designs GSM-based mobile handsets based on a baseband platform licensed from Texas Instruments and WCDMA mobile handsets using technology licensed from QUALCOMM;
•	Techfaith Intelligent Handset Technology (Beijing) Limited, or Techfaith Intelligent Handset Beijing, which focuses on smart phones and related products;
•	TechFaith Software (China) Limited, or TechSoft, which primarily develops application software for wireless devices;
•	Techfaith Wireless Communication Technology (Hangzhou) Limited, or Techfaith Hangzhou, which focuses on handsets and smart phones sales;
•	Techfaith Wireless Communication Technology (Shenyang) Limited, or Techfaith Shenyang, which focuses on materials;
•	Techfaith Intelligent Handset Technology (Hong Kong) Limited, or Techfaith Hong Kong, which focuses on smart phones and handsets sales; and
•	Techfaith Wireless Communication Technology (Shenzhen) Limited, or Techfaith Shenzhen, which focuses on component sales.

Except for TechSoft, all of our subsidiaries in China are wholly owned. TechSoft is wholly owned by a Cayman Islands holding company, which is a joint venture that is 70%-owned by us and 30%-owned by QUALCOMM.
In March 2007, we formed a wholly owned PRC subsidiary, Techfaith Wireless Communication Technology (Shenyang) Limited, in Shenyang, China, which is engaged in purchasing raw materials. In 2008, through One Net Entertainment Ltd., our wholly owned subsidiary, we commenced developing and operating online and mobile games.
D. Property, Plant and Equipment
As of December 31, 2008, our principal executive offices were located on premises comprising 24,000 square meters in Beijing, China. We have regional offices in Shanghai, Hangzhou and Shenzhen. We plan to establish our dedicated mobile handset pilot production facilities in Hangzhou. On February 11, 2007, we contracted with a third party construction company to construct a building in Hangzhou for a provisional consideration of approximately US$26.4 million (RMB192.0 million). As of December 31, 2008, we had paid a total of US$18.2 million (RMB132.0 million) for the construction. Construction of this facility is expected to be completed in 2009 and the facility will be primarily used for research and development. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.
ITEM 4A. Unresolved Staff Comments
Not applicable.
ITEM 5. Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking information. See “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
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
From March 2006, we began to re-organize our business operations into three parts, which were (1) handset design, (2) sales of products, and (3) developing wireless software and applications. Prior to 2006, we only designed but did not sell completed handsets. In response to customer demand, we began selling completed smart phone handsets in 2006 and selling completed feature phones that we designed in 2007. In 2007, we launched the world’s first Windows-based GSM/CDMA dual mode dual standby pocket PC phone.
Major Factors Affecting Our Results of Operations
Net Revenues. We derive our revenues from sales of products and mobile handset design services. Products we sell include smart phones and feature phones designed by us and manufactured by EMS providers, printed circuit board assemblies, or PCBAs, wireless modules and other electronics components for mobile handsets. Revenues from handset design services comprise design fees and royalty income.

Our revenues from product sales as a percentage of our total net revenues increased from over 46% in 2006, through over 70% in 2007, to over 90% in 2008. As we expect, however, that our new gaming business will start generating revenue in 2009, revenues from product sales as a percentage of our total net revenues in 2009 may fall. We recognize revenues from sales of products after all the risks and rights have passed to our customers. We outsource the production and assembly of our products to outside manufacturers. We record revenue based on the gross amounts billed to our customers as we are the primary obligor in these transactions, we have latitude in establishing prices, we are involved in the determination of the service specifications, we bear the credit risk, we bear the inventory risk and we have the right to select the suppliers and the manufacturers. Normally, full payment is required before products are shipped. We recognize revenue for products shipped on credit only after collection is reasonably assured. Sales of completed products generate a lower gross margin than sales of handset design services only.
We also provide mobile handset design services to mobile handset brand owners. Our customers include leading Chinese mobile handset brand owners and international mobile handset brand owners. International brand owners are owners of handset brands headquartered outside of the PRC, who have engaged us for handset design services. Our net revenues from international brand owners increased from 48% of total handset design revenue in 2006 to 57% of total handset design revenue in 2007. In 2008, our net revenues from international brand owners decreased to 8% of total handset design revenue as we started to have less handset design service and more product sales. Our design gross margins have fluctuated since our inception and are expected to continue to fluctuate as a result of a variety of factors. These factors include changes in the relative mix of our services and the terms at which we offer them. In order to maintain or improve our gross margin for our handset design services, we must reduce our unit cost through achieving greater economies-of-scale, particularly in the face of price pressures in a competitive market.
The mobile handset industry is characterized by relatively short product life cycles, increasing competition, margin pressure for wireless handset brand owners and a growing trend toward outsourcing. We expect our business to be primarily driven by the growing mobile handset markets and the industry trend to outsource. Our net revenues from product sales are driven by the number of mobile handsets sold to our customers as well as the average per unit price of such handsets. The number of mobile handsets sold is in turn driven, in part, by the number of our customers and their amount of orders for our products that our sales and marketing team is able to obtain from each of these customers based on our product quality and reliability.
While the quality of our products and services is a key factor in attracting orders from our customers, the amount of orders we receive is also driven by the market demand for the specific products we design and produce, and the level of competition from our competitors in terms of their ability both to divert our target customers to themselves at our expense as well as to exert downward pressures in the pricing that we can charge our customers. The market demand for mobile handsets is further influenced by the general economic condition and the level of disposable income of consumers and consumer sentiment in China, and, to a lesser extent, in other countries in which we sell our products. As we outsource the assembly and manufacturing of our products to EMS providers, and we believe it is relatively easy for us to procure raw materials from existing and new suppliers and to procure manufacturing services from existing and new EMS providers, we do not anticipate having any capacity problem in sales order fulfillment as we are in a position to accept, and successfully fulfill, substantially more orders than the volume that we have been handling so far.
Our net revenues from design services reflect deductions from our gross revenues for local business taxes incurred by our subsidiaries in China. Each of our subsidiaries in China is subject to a local business tax at an effective rate of 5% on revenues generated from services provided in China. We may, upon application to and approval from relevant tax authorities, be eligible for full refunds of the business taxes to the extent they related to the revenue generated under technology development agreements and/or technical marketing agreements. We have applied for and received refunds in connection with the revenues generated under several of our mobile handset design contracts. Our net revenues from sales of feature phones and smart phones reflect deductions from our gross revenues for value-added taxes incurred by our subsidiaries in China. We are required to pay value added tax, or VAT, at a rate of 17% of the gross sales proceeds received by our PRC subsidiaries from such sales.
Cost of Revenues. Cost of revenues from our sales of products, including smart phones, feature phones, and wireless modules, consists primarily of the cost of acquiring the products from EMS factories, and to a lesser extent, compensation and benefits to our staff associated with the ODP business. The cost of acquiring the products from EMS factories include not only the service fees paid to the EMS providers but also the cost of raw materials we buy from our suppliers and assign to the EMS providers for processing and assembly. Our cost of revenues for product sales may be lowered by our ability to source the required raw materials and components from our suppliers at competitive cost due to established and stable supplier relationships and price discounts from bulk purchases. Cost of revenues for our design fees primarily consists of part of our engineers’ compensation and benefits for the period during which they are involved in any mobile handset design project, and, to a lesser extent, product warranty expenses, costs of materials used in making handset prototypes and depreciation and amortization of intangible assets including technology licenses and royalty rights used in connection with our handset design services. Cost of revenues for our royalty income normally is minimal.

Operating Expenses. Our operating expenses consist of general and administrative, research and development and selling and marketing expenses and expenses related to impairment of acquired intangible assets and impairment as a result of revaluation of long-lived fixed assets.
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
Selling and Marketing. Selling and marketing expenses consist primarily of expenses related to marketing and promotion activities, compensation and benefits for sales and marketing personnel and travel expenses of sales and marketing personnel. We expect our selling and marketing expenses to increase in absolute terms as we hire additional sales and marketing personnel and expand our selling and marketing network in Japan, Europe and North America to promote and sell our products and services.
Income Taxes. Under the current laws of the Cayman Islands, where we are located, and the current laws of the British Virgin Islands, where our holding company and intermediate holding companies are located, we are not subject to tax on our income or capital gains. In addition, our payment of dividends is not subject to withholding tax in these jurisdictions.
While the HNTE certificates of Techfaith China and Techfaith Intelligent Handset Beijing are valid for three years, we believe we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Techfaith China and Techfaith Intelligent Handset Beijing have used the reduced applicable tax rate in calculations of deferred tax balances for the foreseeable future. Techfaith Shanghai is qualified as a “productive enterprise” and has been agreed by the relevant tax authorities for a two-year exemption from income tax in 2005 and 2006, followed by a 50% reduction in tax rates for the succeeding three years in 2007, 2008 and 2009. Techfaith Shenzhen is also qualified as a “productive enterprise” and has been agreed by the relevant tax authorities to be entitled to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for the succeeding three years in 2009, 2010 and 2011. Techfaith Hangzhou is also qualified as a “productive enterprise” and has been agreed by the relevant tax authorities to be entitled to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for the succeeding three years in 2009, 2010 and 2011. Techfaith Shenyang, Step Technologies and One Net are subject to the corporate income tax rate of 25% on the PRC taxable income. For more information, see “Item 5. Information On the Company — B. Business Overview — Regulation — Tax.”
Critical Accounting Policies
We prepare our financial statements in conformity with the Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and the accompanying notes. Significant accounting estimates reflected in our financial statements include revenue recognition, allowance for doubtful accounts, provision for inventory write-down, provision for warranty, useful lives and impairment for plant, machinery and equipment and intangible assets, share based compensation expense and valuation allowance for deferred tax assets. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

Revenue Recognition.
Our revenues are derived from sales of products and handset design service. Revenue from handset design services comprises design fee, royalty income, component sales and service income. Products we sell include smart phones, feature phones, wireless modules and other electronics components for mobile handsets.
(1) Handset design services
Design fee. Design fee is a fixed amount paid in installments according to pre-agreed milestones. In general, three milestones are identified in our design contracts with customers. When the mobile handset design receives the approval verifying its conformity with applicable industry standards, in the case of GSM-based handsets, the full type approval, or FTA, for its conformity with GSM standards, we achieve the first milestone with respect to the design. When the mobile handset design receives regulatory approval for its use in the intended country, in the case of China, a China type approval, or CTA, we achieve the second milestone. When the customer accepts the mobile handset design and is ready to begin mass production of mobile handsets based on our design, we achieve the last milestone, which we refer to as shipping acceptance, or SA. The handset design process normally includes hardware, software, mechanical engineering design, testing and quality assurance, pilot production, production support and other incidental support requested by customers. Because the software element of the handset has been deemed more than incidental for the handset design process taken as a whole, we recognize revenues in accordance with Statement of Position, or SOP, 97-2 “Software Revenue Recognition”. The handset design process requires significant production, development and customization of software, accordingly, as prescribed by SOP97-2, revenue is recognized using the percentage of completion method in accordance with SOP81-1, “Accounting for Performance of Construction Type and Certain Performance Type Contracts”. We recognize revenue only upon achievement of each milestone (i.e. FTA, CTA and SA), which is consistent with the use of an output measure. The milestones can vary depending on the customers’ requirements. The percentage of completion designated for each milestone, however, is the percentage that would be obtained by using an input measure (i.e. labor hours and other relevant costs incurred). We believe that designating the percentage of completion for each milestone based on labor hours and other relevant costs incurred, as opposed to by reference to the amounts that become billable at the milestone, is more reflective of the progress completed through the date of the milestone. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the milestone has been achieved and/or accepted by the customer.
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
Royalty income. In addition to design fee, we also charge royalty to certain customers. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured or sold by a customer. Royalty income is recognized when the confirmation of manufacturing or selling volume is obtained from customers.
Component sales related to design. After we have delivered design products to our customers, customers are required to purchase certain components (such as chips used in mobile handsets) through us to manufacture the designed products. As the component sales are built into the design contracts, we include these component sales in the design contract-related revenue rather than product sales. We recognize the net revenue for component sales when the components are delivered and the legal title directly pass from the suppliers to customers.
Service income. Revenue from providing mobile handset test services is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which performance has occurred.
(2) Product sales
  Product sales. Revenue from sales of products, including smart phones and feature phones designed by us and manufactured by EMS providers, wireless modules and other electronics components is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred.

Income taxes
Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. We determine whether or not a valuation allowance is required at the level of each taxable entity. The greater part of deferred tax assets arise in companies which are not expected to have any significant taxable income in the foreseeable future and consequently a full provision has been made in respect of them. In the future, the majority of our taxable income is expected to be generated by Techfaith Intelligent Handset Beijing and Techfaith Hangzhou. Techfaith Hangzhou does not have a significant amount of deferred tax assets. Techfaith Intelligent Handset Beijing has deferred tax assets of US$0.9 million. Because of the difficulty of forecasting future taxable income in the present market conditions and having regard to the ways in which our business has changed, we believe a conservative forecast of future taxable income is appropriate in respect of Techfaith Intelligent Handset Beijing based on the projected taxable income for the next five years and accordingly we have made a valuation allowance of 85% in respect of its deferred tax assets. Current income taxes are provided for in accordance with the laws and regulations applicable to us as enacted by the relevant tax authorities.
In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We have adopted FIN 48 with effect from January 1, 2007. The adoption of FIN 48 had no significant impact on our accounting for income taxes for the year ended December 31, 2007 and December 31, 2008. We did not incur any interest and penalties related to potential underpaid income tax expenses
Goodwill
The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.
The total carrying amount of goodwill of US$0.6 million is allocated to product sales segment.
Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, or SFAS 142, requires that the goodwill impairment assessment be performed at the reporting unit level. We performed our annual goodwill impairment test at December 31, 2008. Our reporting units are consistent with our three operating segments. We estimated the fair values of the reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete five year financial forecasts developed by management for planning purposes. Cash flows beyond the four year and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Publicly available information regarding our market capitalization was also considered in assessing the reasonableness of the cumulative fair values of our reporting units estimated using the discounted cash flow methodology. During the years ended December 31, 2006, 2007 and 2008, there was no impairment indicator present and no goodwill impairment loss was recorded.
Valuation of Long-lived assets and certain identifiable intangibles
Long-lived assets, such as property and equipment, and definite-lived intangible assets are stated at cost or fair value for impaired assets. Depreciation and amortization is computed principally by the straight-line method.
Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, or SFAS 144, requires that long-lived assets and intangible assets subject to amortization are reviewed for impairment when certain indicators of impairment are present. Impairment exists if estimated future undiscounted cash flows associated with long-lived assets are not sufficient to recover the carrying value of such assets. The long-lived assets are adjusted to their respective fair values when impairment exists.

In light of the adverse conditions in global capital markets in 2008, we assessed long-lived assets and intangible assets subject to amortization for impairment. In assessing long-lived assets for an impairment loss, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For each asset group, we compared the sum of the expected undiscounted future cash flows from the use of the assets in each of the asset groups with the carrying amount of such assets. The expected future cash flows of each of the asset groups are based on a financial projection management used for planning purpose. The expected undiscounted future cash flows of three of the asset groups are less than the carrying amount of such assets. We then wrote down the carrying amounts of assets in these three asset groups to their respective fair value. When estimating the fair value of the asset, we considered “value in use” and “value in exchange”. Value in use of the asset was derived through the application of income approach discounted cash flow method, while value in exchange was derived by primarily using the cost approach as well as the market approach. According to the “high and best use” concept in SFAS 157, we used the higher of value in use or value in exchange to determine the fair value of the asset. We recorded a total of US$0.9 million impairment of long-lived assets in 2008, including an impairment loss of $0.3 million related to property and equipment, and an impairment loss of US$0.6 million related to intangible assets. The total impairment loss is in the handset design segment.
During the years ended December 31, 2006 and 2007, we recorded an impairment loss of US$1.4 million and US$nil, respectively.
Product warranty
Our product warranty relates to the provision of bug fixing services to our designed mobile handset for a period of one to three years commencing upon the mass production of the mobile handset, and warranties to our customers on the sales of products. Accordingly, our product warranty accrual reflects our best estimate of probable liability under its product warranties. We determine the warranty based on historical experience and other currently available evidence.
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

	For the Year Ended December 31,
	2006	2007	2008
	(In thousands)
Consolidated Statement of Operations Data
Net revenues:
Handset design	$42,860	$41,721	$19,123
Product sales	37,944	101,723	189,727

Total net revenues	$80,804	$143,444	$208,850

Cost of revenues:
Handset design	$25,262	$25,239	$10,308
Product sales	29,843	79,556	157,377

Total cost of revenues	$55,105	$104,795	$167,685

Gross profit:
Handset design	$17,598	$16,482	$8,815
Product sales	8,101	22,167	32,350

Total gross profit	$25,699	$38,649	$41,165

Operating expenses:
General and administrative	$(15,110)	$(13,142)	$(15,553)
Research and development	(21,970)	(30,876)	(18,195)
Selling and marketing	(2,260)	(3,422)	(5,497)
Impairment of long-lived assets	(1,388)	—	(880)

Total operating expenses	$(40,728)	$(47,440)	$(40,125)

Government subsidy income	180	1,734	3,081
Other operating income	—	—	2,443
(Loss) income from operations	$(14,849)	$(7,057)	$6,564
Interest expense	(18)	(166)	(47)
Interest income	4,879	3,871	1,616
Other (expense)income	149	(220)	(22)
Change in fair value of put option	(269)	(43)	(855)
Income taxes	(100)	(6)	93
Minority interests	1,808	1,200	652

Equity in loss of an affiliate	(393)	(851)	—

Net (loss) income	$(8,793)	$(3,272)	$8,001

Comparison of the Year Ended December 31, 2007 and the Year Ended December 31, 2008
Net Revenues
Our net revenue increased by 45.6% from US$143.4 million in 2007 to US$208.9 million in 2008. The increase was attributed to the increased sales of smart phones and feature phones.
Handset design. Our net revenues from handset design decreased by 54.2% from US$41.7 million in 2007 to US$19.1 million in 2008, due to the decrease in the volume of our design contracts. The decrease is expected to continue due to our transformation of business model to an ODP provider as well as our recent entry into the gaming business.
Product Sales. Revenues from product sales increased by 86.5% from US$101.7 million in 2007 to US$189.7 million in 2008. The increase was primarily due to the increase of sales orders for smart phones and feature phones from our customers.
Product sales from our feature phones as a result of contracts for which the contract party was inside the PRC increased by 25% from US$33.0 million in 2007 to US$41.2 million in 2008. Product sales from our feature phone as a result of contracts for which the contract party was outside the PRC increased significantly from US$14.4 million in 2007 to US$41.1 million in 2008. We refer to a contract party as being outside the PRC if it is incorporated in a non-PRC jurisdiction, and we refer to a contract party as being inside the PRC if it is incorporated in PRC.
Product sales from our smart phones as a result of contracts for which the contract party was inside the PRC increased significantly from US$25.9 million in 2007 to US$93.2 million in 2008. Products sales from our smart phones as a result of contracts for which the contract party was outside the PRC decreased by 35.8% from US$10.5 million in 2007 to US$6.7 million in 2008, due to our business strategy to expand the domestic markets for middle- and high-end smart phones.

Cost of Revenue
Cost of revenues increased by 60% from US$104.8 million in 2007 to US$167.7 million in 2008. The increase was attributable to the increase in cost of revenues for product sales.
Handset design. Cost of revenues for handset design decreased by 59.2% from US$25.2 million in 2007 to US$10.3 million in 2008.
Product sales. Cost of revenue from products sales increased by 97.8% from US$79.6 million in 2007 to US$157.4 million in 2008.
Gross Profit
Our gross profit was US$41.2 million in 2008, compared to US$38.6 million in 2007, representing gross margins of 19.7% and 26.9%, respectively. The gross margin for handset design revenue increased from 39.5% in 2007 to 46.1% in 2008. This was primarily because in 2008 we signed eight contracts with a total amount of US$7.2 million with exceptionally high gross margin of more than 90%. Gross margin for product sales decreased from 21.8% in 2007 to 17.1% in 2008. This was the direct result of a promotion sale with low margin that we had in the fourth quarter of 2008. The product mix changed together with the changes of gross margins of handset design and product sales. Revenue from product sales increased from 70.9 % of the total net revenue in 2007 to 90.8% of the total net revenue in 2008. In addition, revenue from handset design fees decreased from 29.1% of the total net revenue in 2007 to 9.2% of the total net revenue in 2008. As a result of the foregoing, our gross margins decreased from 26.9% in 2007 to 19.7% in 2008.
Operating Expenses
Operating expenses decreased by 15.4% from US$47.4 million in 2007 to US$40.1 million in 2008. The decrease was primarily due to a decrease in research and development expenses, partially offset by an increase in general and administrative expenses and an increase in selling and marketing expenses.
During 2008, we approved and announced a restructure plan to streamline our business processes. This plan included the termination of 841 employees. This plan was completed in 2008 and resulted in restructuring charges, including US$3.4 million reflected in the general and administrative expenses for employee severance and benefits in compliance with the New Labor Law of the PRC. The office building where the terminated employees used to work is owned by us. We assessed the fair value of the office building and determined that there was no impairment of the carrying amount of the building as of December 31, 2008. In March 2009, We relocated to another building in Beijing Economic-Technological Development Area so we can lease out our previous office building.
General and Administrative. General and administrative expenses increased from US$13.1 million in 2007 to US$15.6 million in 2008. The increase during 2008 was due primarily to the one-off expenses in compensation for layoff, which was US$3.4 million in 2008.
Research and Development. Research and development expenses decreased substantially from US$30.9 million in 2007 to US$18.2 million in 2008. The decrease was due primarily to the reduced cost incurred as a result of the human resource restructuring throughout 2008 in the face of the worsening global economic downturn.
Selling and Marketing. Selling and marketing expenses increased by 60.6% from US$3.4 million in 2007 to US$5.5 million in 2008. The increase was due primarily to an increase in our selling and marketing activities for products promotion.
Impairment loss. Impairment loss was US$0.9 million in 2008, compared to US$nil in 2007. The impairment loss in 2008 was incurred because the carrying amounts of certain fixed assets and intangible assets were not recoverable as they exceeded the sum of the undiscounted cash flows expected to result from the use and eventual disposition of assets.
Government Subsidy Income
We recorded government subsidy income of US$1.7 million and US$3.1 million for the years ended December 31, 2007 and 2008, respectively.

Some local governments in PRC give subsidies to companies as an incentive to establish business in its jurisdiction. These government subsidies are recognized as subsidy income when they are received as we do not have further obligation to earn this subsidy. We recorded a government subsidy income of US$0.4 million and US$2.3 million for the years ended December 31, 2007 and 2008, respectively for this type of government subsidy.
We also receive government grants as compensation of performing government endorsed projects. The grants are refundable until we achieve certain performance measures. These government grants are recorded as a liability until earned. We recognize these grants as subsidy income once it completes the relevant projects and achieves the performance measures. We recorded a government subsidy income of US$1.3 million and US$0.8 million for the years ended December 31, 2007 and 2008, respectively for this type of government grants.
Net Income
As a result of the cumulative effect of the foregoing factors, we incurred a net income of US$8.0 million in 2008, as compared to a net loss of US$3.3 million in 2007.
Comparison of the Year Ended December 31, 2006 and the Year Ended December 31, 2007
Net Revenues
Our net revenues increased by 77.5% from US$80.8 million in 2006 to US$143.4 million in 2007. The increase was primarily attributable to a substantial increase in net revenues from product sales. In 2007, we allowed one of our new customers to return a newly developed product that was sold, delivered and for which revenues were recognized in 2006. This return was booked in 2007 as a reduction of revenue and cost of revenue by approximately US$2.6 million and US$2.0 million, respectively. This was not our common practice but was a special negotiated arrangement that we made with the intent to maintain a good and long-term relationship with the customer.
Handset design. Our net revenues from handset design decreased by 2.7% from US$42.9 million in 2006 to US$41.7 million in 2007, due to the decrease in the volume of our design contracts.
Product Sales. Revenues from product sales increased significantly from US$37.9 million in 2006 to US$101.7 million in 2007. The increase was primarily due to the fact that the new models of feature phones and smart phones attracted new customers and our feature phone solution started to contribute to product sales as a result of contracts from regional distributors and international carriers in 2007.
Product sales from our feature phones as a result of contracts for which the contract party was inside the PRC increased significantly from US$0.5 million in 2006 to US$33.0 million in 2007. Product sales from our feature phone as a result of contracts for which the contract party was outside the PRC increased from US$nil in 2006 to US$14.4 million in 2007. We refer to a contract party as being outside the PRC if it is incorporated in a non-PRC jurisdiction, and we refer to a contract party as being inside the PRC if it is incorporated in PRC.
Cost of Revenues
Cost of revenues increased substantially by 90.2% from US$55.1 million in 2006 to US$104.8 million in 2007. The increase was primarily attributable to a substantial increase in cost of revenues for products sales.
Handset design. Cost of revenues for handset design decreased slightly from US$25.3 million in 2006 to US$25.2 million in 2007.
Product sales. Cost of revenue from products sales increased significantly from US$29.8 million to US$79.6 million.
Gross Profit
Our gross profit was US$38.6 million in 2007, compared to US$25.7 million in 2006, representing gross margins of 26.9% and 31.8%, respectively. The gross margin for handset design revenue and product sales remained relatively stable from 2006 to 2007. Revenue from product sales, which has a lower gross margin than that of handset design, increased from 47.0 % of the total net revenue in 2006 to 70.9% of the total net revenue in 2007. In addition, revenue from handset design, which has a higher gross margin, decreased from 53.0% of the total net revenue in 2006 to 29.1% of the total net revenue in 2007. As a result of the foregoing, our gross margins decreased from 31.8% in 2006 to 26.9% in 2007.

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
Research and Development. Research and development expenses increased substantially from US$22.0 million in 2006 to US$30.9 million in 2007. The increase was due primarily to our continuous investment in emerging technologies and development of handset and smart phone products.
Selling and Marketing. Selling and marketing expenses increased by 51.4% from US$2.3 million in 2006 to US$3.4 million in 2007. The increase was due primarily to an increase in our selling and marketing activities as we expanded our efforts to market and sell our services and products.
Impairment loss. Impairment loss was US$nil in 2007, compared to US$1.4 million in 2006. The impairment loss of 2006 was leasehold improvement impairment due to the relocation of our offices.
Government Subsidy Income
We recorded government subsidy income of US$1.7 million in 2007 as compared to US$0.2 million in 2006.
Some local governments in PRC give subsidies to companies as an incentive to establish business in its jurisdiction. These government subsidies are recognized as subsidy income when they are received as we do not have further obligation to earn this subsidy. We recorded a government subsidy income of US$0.2 million and US$0.4 million for the years ended December 31, 2006 and 2007, respectively for this type of government subsidy.
We also receive government grants as compensation of performing government endorsed projects. The grants are refundable until we achieve certain performance measures. These government grants are recorded as a liability until earned. We recognize these grants as subsidy income once it completes the relevant projects and achieves the performance measures. We recorded a government subsidy income of US$nil and US$1.3 million for the years ended December 31, 2006 and 2007, respectively for this type of government grants.
Net Income
As a result of the cumulative effect of the foregoing factors, we incurred a net loss of US$3.3 million in 2007, as compared to US$8.8 million in 2006.
Recent Accounting Pronouncements
In September 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (“SFAS 157”). Effective January 1, 2008, the Company adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009. We do not expect the adoption of SFAS 157 for nonfinancial assets and liabilities will have a significant effect on our consolidated financial statements.

On April 9, 2009, the FASB issued the FASB Staff Position FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significant Decreased and Identifying Transactions That Are Not Orderly. This statement provides additional guidance for estimating fair value measurement in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased and provides guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that despite significant decreases in volume and level of activity and regardless of the valuation technique(s) used for the asset or liability, the fair value measurement stays the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This issue is effective prospectively for interim and annual periods ending after June 15, 2009. Early adoption is permitted for periods ending after March 15, 2009. We are in the process of assessing the potential impact the adoption of FSP FAS157-4 may have on our consolidated financial position or results of operations.
In December 2007, the FASB issued SFAS No. 141, Business Combinations: (Revised 2007) (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, Accounting for Contingencies, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. We do not expect the adoption of SFAS 141R will have a significant impact on our consolidated financial statements.
On April 1, 2009, the FASB issued FSP FAS 141(R)-1, which amends the guidance in FASB Statement No. 141(R), Business Combinations, to establish a model for pre-acquisition contingencies that is similar to the one entities used under Statement 141. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are in the process of assessing the potential impact the adoption of FSP FAS 141(R)-1 may have on our consolidated financial position or results of operations.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS 160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. Upon the adoption of SFAS 160, we reclassified the minority interest balance to the shareholder’s equity on January 1, 2009.
In April 2008, the FASB issued FASB Staff Position FAS142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Group is in the process of assessing the potential impact the adoption of FSP 142-3 may have on our consolidated financial position or results of operations.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain nonforfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 31, 2008 and early application is prohibited. We are in the process of assessing the potential impact the adoption of FSP 03-6-1 may have on our consolidated financial position or results of operations.
At a November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6: Equity Method Investment Accounting Considerations (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of Statements 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. We do not expect the adoption of EITF 08-6 will have significant impact on our consolidated financial position or results of operations.
On April 9, 2009, the FASB issued the FASB Staff Position FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“OTTI”). This Statement amends the OTTI guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of OTTI on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to OTTI of equity securities. It gives guidance on the evaluating whether an impairment of a debt security is other-than-temporary and the determination of Amount of an OTTI recognized in earnings and other comprehensive income. We are in the process of assessing the potential impact the adoption of FSP FAS115-2 and FAS 124-2 may have on our consolidated financial position or results of operations.
On June 12, 2009, the FASB issued SFAS 166, Accounting for Transfers of Financial Assets (“SFAS 166”). SFAS 166 amends the derecognition guidance in Statement 140 and eliminates the exemption from consolidation for qualifying special-purpose entities (QSPEs). As a result, a transferor will need to evaluate all existing QSPEs to determine whether they must now be consolidated in accordance with Statement 167. Statement 166 is effective is for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. We are in the process of assessing the potential impact the adoption of SFAS 166 may have on our consolidated financial position or results of operations.
On June 12, 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”). SFAS 167 amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under Interpretation 46(R). While the Board’s discussion leading up to the issuance of Statement 167 focused extensively on structured finance entities, the amendments to the consolidation guidance affect all entities and enterprises currently within the scope of Interpretations 46(R), as well as QSPEs that are currently excluded from the scope of Interpretation 46(R). The Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. We are in the process of assessing the potential impact the adoption of SFAS 167 may have on our consolidated financial position or results of operations.
B. Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(In thousands)
Net cash provided by (used in) operating activities	$5,434	$(19,353)	$1,496
Net cash used in investing activities	(30,212)	(13,279)	(11,409)
Net cash used in financing activities	(1,953)	—	—
Effect of exchange rate changes	2,696	4,214	4,085
Net decrease in cash and cash equivalents	(24,035)	(28,418)	(5,828)
Cash and cash equivalents at beginning of period	137,207	113,172	84,754
Cash and cash equivalents at end of period	$113,172	$84,754	$78,926

We have financed our operations through cash generated from our operating activities and securities issuances, including our initial public offering in May 2005. As of December 31, 2008 and December 31, 2007, we had US$78.9 million and US$84.8 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and bank deposits with terms of three months or less.
To develop our gaming business, on June 9, 2009, our subsidiary, Leo Technology Limited, issued to certain entities affiliated with IDGVC Partners, a leading venture capital firm, senior secured convertible promissory notes with an aggregate principal amount of US$10 million, a maturity date of three years and an interest rate of 8% per annum compounded annually. At the earlier of (i) 30 months after the note issuance date if a qualified initial public offering of the note issuer has not occurred by that time, or (ii) the occurrence of an event of default, the note holders may also require the note issuer to redeem the notes in cash equal to the redemption amount plus an annual return of 20% compounded annually on the redemption amount, accrued but unpaid dividend (if any) and late charges (if any). In addition, Infiniti Capital Limited will invest US$10 million cash in Leo Technology’s common equity under a definitive agreement entered on May 15, 2009.
We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash resources beyond the next 12 months due to higher than expected growth in our business or other changing business conditions or future developments, including any possible investments or acquisitions. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional securities, including convertible debt securities, in one or more public offerings or private placements could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.
The ability of our subsidiaries in China to convert Renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of relevant PRC government authorities. TechFaith is a holding company and has no present plan to pay any cash dividends on its ordinary shares in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” Nor does TechFaith have any loans or any other outstanding debts. Accordingly, we believe that the impact of PRC foreign exchange regulations on TechFaith’s ability to meet its cash obligations is minimal.
Operating Activities. Net cash provided by operating activities was US$1.5 million in 2008 while net cash used in operating activities in 2007 was US$19.4 million. The increase was mainly due to the operating profit from our ODP business. Net cash provided by (used in) operating activities decreased substantially from US$5.4 million in 2006 to US$(19.4) million in 2007, due to an increase in our inventory levels.
In connection with sales of products, our customers typically pay us a portion of the selling price before the products are delivered. We account for such prepayment as advance from customers until all the risks and rights associated with the products have been passed to our customers. Advance from customers decreased from US$7.5 million in 2007 to US$5.3 million in 2008. The decrease was due primarily to less prepayments paid by customers despite the increase of sales of products from 2007 to 2008. Advance from customers increased from US$5.2 million in 2006 to US$7.5 million in 2007. The increase was due primarily to the increased prepayments paid by customers as a result of the substantial increase in the sales of products from 2006 to 2007.
In connection with our handset design services, our customers typically pay us a portion of design fees immediately after the design contract is executed. Such design fee advances received from customers are accounted for as deferred revenue and are not recognized until a pre-agreed milestone has been reached. Despite the substantial decrease of revenues from design fees from US$26.0 million in 2007 to US$15.5 million in 2008, deferred revenue increased slightly from US$1.5 million in 2007 to US$1.7 million in 2008. Deferred revenue decreased from US$5.4 million in 2006 to US$1.5 million in 2007. Both the decrease of deferred revenue in 2006 and the increase of deferred revenue in 2008 from the amount in 2007 were mainly due to the recognition of revenue from more design projects in 2007 as a result of meeting the required milestones right before the year end of 2007.

Our accounts receivable amounted to US$37.2 million, US$40.0 million and US$37.8 million as of December 31, 2006, 2007 and 2008, respectively. Our inventories amounted to US$8.5 million, US$50.8 million and US$37.8 million as of December 31, 2006, 2007 and 2008, respectively.
Investing Activities. Net cash used in investing activities decreased from US$13.3 million in 2007 to US$11.4 million in 2008. The decrease in our investing activities in 2008 was due primarily to the reduced capital investment in 2008 and decreases in restricted cash, partially offset by an increase in purchase of plant, machinery and equipment. Net cash used in investing activities substantially decreased from US$30.2 million in 2006 to US$13.3 million in 2007. The substantial decrease in our investing activities in 2007 was due primarily to the purchase of significantly less fixed assets and decreases in restricted cash. Net cash used in investing activities substantially increased from US$5.5 million in 2005 to US$30.2 million in 2006. The substantial increase in our investing activities in 2006 was due primarily to investment in an affiliate and purchase of fixed assets.
Financing Activities. Net cash used by financing activities remained at US$nil in 2008. Net cash used by financing activities decreased from US$2.0 million in 2006 to US$nil in 2007. The decrease in our financing activities in 2007 was primarily as a result of there not being any financial activities undertaken in 2007.
Our capital expenditures amounted to US$23.8 million, US$13.8 million and US$14.8 million in 2006, 2007 and 2008, respectively. Our historical capital expenditure consisted principally of purchases of software, machinery, equipment and other items related to our mobile handset design services. We incurred capital expenditures totaling approximately US$14.8 million in 2008, which primarily consisted of plant and machinery, furniture, fixtures and equipment.
Our capital expenditure plan for 2009 is US$16.2 million, which primarily consists of the purchase of license and equipment and construction of a plant.
C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company — B. Business Overview.”
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2008:

		Payment Due by Period
		Less Than 1	1-3	3-5	More Than 5
Contractual Obligations	Total	Year	Years	Years	Years
	(In thousands of $)
Operating lease obligations(1)	2,178	995	1,183	—	—
Capital obligations(2)	16,226	16,226	—	—	—
Purchase obligations(3)	6,253	6,253	—	—	—
Total	24,657	23,474	1,183	—	—

(1)	Operating lease obligations arise from operating lease agreements principally for office spaces in China.

(2)	Capital obligations represent commitments for construction of property, purchase of plant, machinery and equipment.

(3)	Purchase obligations represent commitments under non-cancellable contracts we entered into with certain EMS providers that allow them to procure inventory required to provide the manufacturing services for our products.

Other than the contractual obligations set forth above, we do not have any long-term commitments.
G. Safe Harbor
This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. A number of business risks and uncertainties could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties relate to:
•	our limited operating history as a mobile handset design and software solution provider, and, to an even larger extent, as a seller of completed handsets;
•	decrease in demand for completed handsets by mobile handset brand owners;
•	our ability to acquire and retain additional international mobile handset brand owners as our customers;
•	our ability to timely and cost-efficiently sell completed handsets to meet our customers’ demands; and
•	other risks outlined in this annual report on Form 20-F.
We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” We do not undertake any obligation to update the forward-looking statements except as required under applicable law.
ITEM 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Defu Dong	38	Chairman and Chief Executive Officer
Xiaonong Cai	39	Director and Deputy Chief Executive Officer
Jy-Ber Gilbert Lee	53	Director
Hung Hsin (Robert) Chen	63	Independent Director
Ken Lu	46	Independent Director
Ling Sui	53	Independent Director
Hui (Tom) Zhang	36	Independent Director
Yuping Ouyang	34	Chief Financial Officer
Changke He	47	Chief Technology Officer
Yibo Fang	40	Senior Vice President
Shugang Li	41	President
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

Dr. Jy-Ber Gilbert Lee has been our director since May 2005. Mr. Lee was our President and Chief Operating Officer from February 2006 to August 2008. Prior to joining our company, Dr. Lee was the deputy general manager of the Guangdong branch of China Netcom Corp., a subsidiary of China Netcom Group. From June 2001 to February 2004, Dr. Lee was the Managing Director of Sales of China Netcom Corp. From July 2000 to May 2001, Dr. Lee was a Vice President of Motorola Inc., and Deputy General Manager of Global Telecom Solution, Greater China. Dr. Lee received his bachelor’s degree in mechanical engineering from National Taiwan University in 1977, his master’s degree in energy engineering and his Ph.D. degree in mechanical engineering from the University of Illinois.
Mr. Xiaonong Cai has been a director of our company and our Deputy Chief Executive Officer since August 2008. From 2002 to August 2008, Mr. Cai has served in various management positions at our company, including senior vice president for sales and marketing, and president of TechFaith Software (China) Holding Limited, our joint venture with Qualcomm. Prior to joining our company, he served as a regional sales manager at Motorola China. Mr. Cai received his MBA degree from Peking University and his bachelor’s degree in management from Tsinghua University.
Independent Directors
Mr. Hung Hsin (Robert) Chen has been our independent director since September 2005. Prior to that, Mr. Chen had worked at SangFei Consumer Communications Co., Ltd, or SangFei, a joint venture between Philips and China Electronics Corporation, which produces mobile phones and MP3 players for OEMs and ODMs. Mr. Chen had been the general manager of SangFei and a senior consultant of Philips China for nine years. Prior to joining SangFei, Mr. Chen was a general manager of National Semiconductor China, a joint venture with National Semiconductor. Mr. Chen has over 30 years experience in the consumer electronic products and wireless terminals industries. Mr. Chen received his bachelor’s degree from Taiwan National Cheng Kung University in 1969.
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
Ms. Ling Sui has been our independent director since August, 2007. Ms. Sui is a partner and general manager of CFO Resource, a financial consulting company since May 2008. From November 2007 to February 2008, Ms. Sui was vice president of Hangzhou Casa Limited, a heating equipment manufacturing company. Prior to that, Ms. Sui was the vice chairman of the Human Resource Association for Chinese & Foreign Enterprises in Beijing. Ms. Sui served as the assistant to the Chief Executive Officer and general manager of the group finance department of China Netcom (Group) Company Ltd. from 2004 to 2007 and vice president and financial controller of China Netcom Corporation Ltd. from 1999 to 2004. Prior to that, Ms. Sui worked with Motorola for six years as the service operation controller in the personal communication sector. Ms. Sui received her bachelor’s degree in finance and banking from Northeast University of Finance & Economics in China in 1978.
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

Other Executive Officers
Ms. Yuping Ouyang has been our Chief Financial Officer since August 2008. From September 2004 to August 2008, Ms. Ouyang was in various financial positions at our company, including US GAAP reporting manager and chief accounting officer. Prior to joining our company, she served as an accounting manager at Guangzhou Metro Corporation. Ms. Ouyang received her MBA from the Sun Yat-sen University and her bachelor’s degree in management from the Guangdong University of Foreign Studies. Ms. Ouyang is also a member of the Association of Chartered Certified Accountants.
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
Mr. Shugang Li has been our President since August 2008. From 2002 to August 2008, Mr. Li served in several positions at our company, including vice president in charge of production support, sourcing, project management and quality assurance and as president of Step Technologies (Beijing) Co., Ltd., a subsidiary of TechFaith. Most recently, Mr. Li served as president of TechFaith Electronics. Prior to joining our company, Mr. Li served as an engineering department manager at Motorola China for seven years. He received his bachelor’s degree in electronic engineering from Tianjin University.
The business address of our directors and executive officers is c/o China Techfaith Wireless Communication Technology Limited, Building 1, No. 13, YongChang North Road, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, People’s Republic of China.
B. Compensation of Directors and Executive Officers
In 2008, the aggregate cash compensation and benefits that we paid to our executive officers, including all the directors, was approximately US$1 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
Share Incentives
In 2005, our board of directors and our shareholders approved a 2005 share incentive plan, or the 2005 plan, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. A total of 40,000,000 ordinary shares have been reserved for issuance under the 2005 plan, under which 131,636 options and 644,090 nonvested shares were issued as of June 24, 2009. Our future grants of share incentives will be made pursuant to the 2005 plan.
The following table summarizes, as of June 24, 2009, the outstanding options granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan.

	Ordinary
	Shares
	Underlying
	Options	Exercise Price	Date of	Date of
	Granted	(US$/Share)	Grant	Expiration
Jy-Ber Gilbert Lee	131,636	1.083	August 13, 2005	August 13, 2015

Total	131,636

The following table summarizes, as of June 24 , 2009, the nonvested shares granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan.

	Number of Ordinary Shares	Purchase
	Underlying the Nonvested Shares	Price		Vesting
	Granted, as of the Date of Grant	(US$/Share)	Date of Grant	Schedule
Hung Hsin (Robert) Chen	65,818	—	August 12, 2006	(1)
Ying Han	65,818	—	August 12, 2006	(2)
Hui (Tom) Zhang	65,818	—	August 12, 2006	(2)
Ken Lu	65,818	—	November 11, 2006	(3)
Sui Ling	65,818	—	August 11, 2007	(4)

Total	329,090

(1)	100% of the shares vested immediately on the grant date.

(2)	50% of the nonvested shares vested immediately on the grant date, and the remaining 50% of the nonvested shares vested on April 1, 2007.

(3)	50% of the nonvested shares vested immediately on the grant date, and the remaining 50% of the nonvested shares vested on November 1, 2007.

(4)	One quarter of the nonvested shares vested immediately on the grant date, and the remaining three quarters to be vested on August 12, 2008, 2009 and 2010 averagely.
The following paragraphs describe the principal terms of the 2005 plan.
Types of Awards. We may grant the following types of awards under our 2005 plan:
•	our ordinary shares;
•	options to purchase our ordinary shares;
•	nonvested shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;
•	nonvested share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;
•	share appreciation rights, which provide for the payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and
•	dividend equivalent rights, which represent the value of the dividends per share that we pay.
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
Terms of Awards. In general, the plan administrator determines the exercise price of an option or the purchase price of the nonvested shares and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our ordinary shares. If we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The term of each award shall be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant.
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
C. Board Practices
In 2008, our directors held three meetings. Each director participated in all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules.
Committees of the Board of Directors
Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope of the annual audits, the fees paid to our independent auditors, the results of our annual audits, compliance with our accounting and financial policies and management’s procedures, policies relating to the adequacy of our internal accounting controls and pre-approval of non-audit services rendered to us by our independent auditors. In 2008, our audit committee held four meetings.
Our audit committee currently consists of Dr. Ken Lu, Mr. Robert Chen and Ms. Ling Sui, all of whom meet the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act. Each of them also meets the independence definition under Rule 5605 of the Nasdaq Rules. Mr. Ken Lu and Ms. Ling Sui are “financial experts” as defined under the Nasdaq Rules.
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
Our compensation committee currently consists of Dr. Hui (Tom) Zhang, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the Nasdaq Rules. In 2008, our compensation committee held four meetings.
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
Our corporate governance and nominating committee currently consists of Dr. Hui (Tom) Zhang, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the Nasdaq Rules. In 2008, our corporate governance and nominating committee held four meetings.

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
D. Employees
As of December 31, 2008, we had 522 employees, including 400 in research and development and supportive function, 62 in selling and marketing and 60 in management and administration.
E. Share Ownership
As of both December 31, 2008 and June 24, 2009, 650,034,590 ordinary shares of our company were outstanding, excluding shares issuable upon exercise of outstanding options and shares that may be issued to holders of the notes held by certain entities affiliated with IDG Partners. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of June 24, 2009, approximately 70.0% of the issued and outstanding shares were held by the record shareholders in the United States, including 26,699,225 ADSs held by our ADS depositary.
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of June 24, 2009, of each of our directors and executive officers.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Directors and Executive Officers:
Defu Dong (3)	249,250,000	38.3%
Jy-Ber Gilbert Lee (4)	131,636	*
Hung Hsin (Robert) Chen (5)	65,818	*
Hui (Tom) Zhang (6)	65,818	*
Ken Lu (7)	65,818	*
Sui Ling (8)	32,909	*
All directors and executive officers as a group (10)	249,611,999	38.4%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 650,034,590, being the number of ordinary shares outstanding as of June 24, 2009, and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after June 24, 2009, or the number of nonvested shares held by such person or group, if any, that will fully vest within 60 days after June 24, 2009, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after June 24, 2009 by option or other agreement.

(3)	Includes 165,750,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust, and 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust. Mr. Defu Dong is the sole director of each of Oasis Land Limited and Helio Glaze Limited, with the sole power to vote on behalf of Oasis Land Limited and Helio Glaze Limited on all matters of TechFaith requiring shareholder approval. The business address for Defu Dong is Building 1, No. 13, YongChang North Road, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, People’s Republic of China.

(4)	Includes 131,636 ordinary shares that were issuable upon exercise of options exercisable within 60 days after June 24, 2009 held by Mr. Lee.

(5)	Includes 65,818 nonvested shares that were granted to Robert Chen on August 12, 2006, the previous granted 131,636 share options were cancelled accordingly.

(6)	Includes 65,818 nonvested shares that were granted to Hui (Tom) Zhang on August 12, 2006.

(7)	Includes 65,818 nonvested shares that were granted to Ken Lu on November 11, 2006.

(8)	Includes 32,909 nonvested shares that were granted to Sui Ling on August 11, 2007.

(9)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Defu Dong, Christopher Patrick Holbert , Jy-Ber Gilbert Lee, Hung Hsin (Robert) Chen, Sui Ling, Hui (Tom) Zhang and Ken Lu.
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of June 24, 2009, by each of our principal shareholders.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Principal Shareholders:
Hongmei Yue (3)	55,410,820	8.5
Fidelity Management & Research Company (4)	54,659,670	8.4

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 650,034,590, being the number of ordinary shares outstanding as of June 24, 2009, and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after June 24, 2009, or the number of nonvested shares held by such person or group, if any, that will fully vest within 60 days after June 24, 2009, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after June 24, 2009 by option or other agreement.

(3)	Includes 44,540,820 ordinary shares held by Bright Garnet Limited, which is ultimately 98%-owned by The Faith’s Trust and 2%-owned by Liu’s Offshore Trust, and 10,870,000 ordinary shares held by Geranium Joy Limited, which is ultimately owned by He’s Offshore Trust. Ms. Hongmei Yue is the sole director of each of Bright Garnet Limited and Geranium Joy Limited, with the sole power to vote on behalf of Bright Garnet Limited and Geranium Joy Limited on all matters of TechFaith requiring shareholder approval. The business address for Hongmei Yue is c/o Raymond Song, Building 1, No. 13, YongChang North Road, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, People’s Republic of China.

(4)	Includes 54,659,670 ordinary shares held by Fidelity Management & Research Company, or Fidelity Management, which is a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The business address for Fidelity Management & Research Company is 82 Devonshire Street, Boston, Massachusetts 02109. According to the Schedule 13G, as amended, filed by FMR LLC and other reporting persons on February 17, 2009, as of December 31, 2008, Fidelity Low Priced Stock Fund was interested in 37,500,000 ordinary shares, or 5.770% of the total outstanding ordinary shares of our company. Each of Edward C. Johnson 3d, chairman of FMR LLC, and FMR LLC has sole power to dispose of the 54,659,670 ordinary shares held by Fidelity Management. Members of the family of Edward C. Johnson 3d are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees.

On June 9, 2009, our subsidiary Leo Technology Limited issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to certain entities affiliated with IDGVC Partners, a leading venture capital firm. The notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. In the event of a full conversion of the notes, a total of 126,050,421 ordinary shares of our company (subject to adjustment but in any event not exceeding 129,941,915 ordinary shares, or 19.99% of our total and issued outstanding shares) may be issued to the holders of the notes.
We have two record owners of our ordinary shares in the U.S.
ITEM 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees —E. Share Ownership.”
B. Related Party Transactions
Transactions with QUALCOMM
In March 2006, we entered into a joint venture with QUALCOMM by incorporating a Cayman Islands holding company named TechFaith Software (China) Holding Limited. QUALCOMM and we hold 30% and 70%, respectively, of this holding company’s shares. In June 2006, TechFaith Software (China) Holding Limited, or Techsoft Holding, formed a company, TechFaith Software (China) Limited, or TechSoft, in China to develop application software for wireless devices. Pursuant to an agreement entered into on March 22, 2006 in relation to this joint venture with QUALCOMM, TechSoft will receive a total of US$25 million in funding from QUALCOMM and us and non-cash in-kind contributions including software and licenses. TechSoft is based in Beijing and Hangzhou, China. Up to December 31, 2008, TechSoft has received total cash injection of US$10 million.
We became QUALCOMM’s first independent handset design house partner in China, following an investment announced in April 2004. Initially focusing on 3G CDMA mobile handsets, TechSoft will operate as an independent entity.
Transactions with Techfaith Technology and De Ming
In 2007, we purchased raw materials from related parties, Techfaith Technology (Shenyang) Ltd., or Techfaith Technology, and De Ming Technology (Hangzhou) Ltd. (formerly known as Kang Mu Ni Electronics (Hangzhou) Ltd.), or De Ming, for US$34,000 and US$0.5 million, respectively. Techfaith Technology and De Ming are subsidiaries of Techfaith Electronics Limited, a company established in September 2007, of which our founder and chief executive officer, Mr. Defu Dong, holds 43% equity interest.
In 2008, Techfaith Technology became one of our EMS providers. During the year ended December 31, 2008, we sold raw materials to Techfaith Technology for US$18.8 million and purchased products from Techfaith Technology for US$17.0 million. In 2008, we purchased raw materials from De Ming for US$2.4 million.
As of December 31, 2008, amounts due from related parties are as follows:

	Year ended December 31,
	2007	2008
	(In thousands of US$)

Techfaith Technology	$1,047	$5,537
De Ming	54	—

	$1,101	$5,537

As of December 31, 2008, amount due to related party is as follows:

	Year ended December 31,
	2007	2008
	(In thousands of US$)

De Ming	$201	$419
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
Subject to the Cayman Islands Companies Law (2007 Revision), our board of directors may from time to time declare dividends on shares in issue. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. The Offer and Listing
A. Offer and Listing Details
Our ADSs, each representing 15 of our ordinary shares, have been listed on the Nasdaq Global Market since May 5, 2005. Our ADSs are traded under the symbol “CNTF.”
For 2008, the trading price of our ADSs on Nasdaq ranged from $0.71 to $6.98 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) the years 2007 and 2008; (2) the first quarter in 2009, all quarters in 2007 and 2008; and (3) each of the past six months.

	Sales Price
	High	Low
Annual High and Low
2006	18.00	6.58
2007	11.13	4.01
2008	6.98	0.71

Quarterly Highs and Lows
First Quarter 2007	11.13	8.11
Second Quarter 2007	9.45	5.30
Third Quarter 2007	8.45	4.01
Fourth Quarter 2007	9.98	5.16
First Quarter 2008	6.79	3.40
Second Quarter 2008	6.98	4.00
Third Quarter 2008	4.60	0.85
Fourth Quarter 2008	1.33	0.71
First Quarter 2009	1.94	1.11

Monthly Highs and Lows
November 2008	1.04	0.71
December 2008	1.33	0.80
January 2009	1.94	1.21
February 2009	1.92	1.23
March 2009	1.50	1.11
April 2009	1.73	1.31
May 2009	2.09	1.50
June 2009 (through June 22, 2009)	2.69	1.90
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
D. Exchange Controls
PRC government imposes control over the convertibility of the RMB into foreign currencies. The conversion of the RMB into foreign currencies, including U.S. dollars, has been based on rates set by the Federal Reserve Bank of New York. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again.
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

United States Federal Income Taxation
The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;
•	financial institutions;
•	insurance companies;
•	broker dealers;
•	traders that elect to mark to market;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our voting shares;
•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.
U.S. Holders are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.
The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes,
•	a citizen or individual resident of the United States;
•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;
•	an estate whose income is subject to United States federal income taxation regardless of its source; or
•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

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
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to non-corporate U.S. Holders (including individuals) for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq National Market will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.
To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Taxation of Disposition of Shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates for gains recognized for taxable years beginning before January 1, 2011. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss. However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company
Due to the price of our ADSs and ordinary shares during 2008 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that for our taxable year ended December 31, 2008, we may have been a passive foreign investment company (“PFIC”) for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income (the “income test”), or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.
The total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares. Because our share value decreased significantly during 2008 and we retained a significant amount of cash, more than 50% of the value of our assets during 2008 may be viewed as passive for purposes of the asset test and, as a result we may have been a PFIC during 2008.
We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). We expect that even if we were not a PFIC for the taxable year ended December 31, 2008, we will very likely be a PFIC for our current taxable year ending December 31, 2009 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active assets. If we are a PFIC for any year during which you hold ADS or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, you ADSs or shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC unless we subsequently became a PFIC. The rules dealing with deemed sale elections are very complex. You are strongly encouraged to consult you tax advisor about the deemed sale election with regard to our company and subsidiaries.
If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and could incur liability for the deferred tax and interest charge described below if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.
The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).
The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the Nasdaq National Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. If any of our subsidiaries are or become PFICs, the mark-to-market election will likely not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.
If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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
Foreign Exchange Risk. Substantially all of our revenues and substantially all our cost of revenues are denominated in RMB, with an immaterial portion of our cost of revenues denominated in the U.S. dollar, for which we have not incurred any material foreign exchange gains or losses. In 2006, we invested US$39 million in Techfaith Hangzhou and TechSoft in China. As of December 31, 2008, we had U.S. currency deposits of US$6.2 million in China. Our exchange losses were US$0.5 million in 2008 due to the U.S. currency deposited in China. We believe that we currently have significant direct foreign exchange risk.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.

Inflation Risk. Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.6%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
ITEM 12. Description of Securities Other than Equity Securities
Not Applicable.
PART II
ITEM 13. Defaults, Dividend Arrearages and Delinquencies
Not Applicable.
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not Applicable.
ITEM 15. Controls and Procedures
Disclosure Controls and Procedures
Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Our management has concluded that our disclosure controls and procedures as of the end of the period ended December 31, 2008 were ineffective primarily because of the material weaknesses in our internal control over financial reporting described below.
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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was ineffective as of December 31, 2008 due to the material weaknesses described below:
(1)	The lack of sufficient personnel with the necessary knowledge on internal control. This material weakness had a pervasive impact on internal control over financial reporting.

(2)	Insufficient inventory management controls over sample phones which resulted in late significant adjustments to the recording of inventory. We do not believe that this material weakness had a pervasive impact on internal control over financial reporting. Upon identification of the material weakness, our management re-performed physical count of the sample phone inventory, examined all the shipment and procurements before and after the period end, and determined that no material adjustment was required to the financial statements contained in this report.

(3)	Operating ineffectiveness of revenue contracts review and revenue recognition procedures which resulted in late significant adjustments to the recording of revenue. We do not believe that this material weakness had a pervasive impact on internal control over financial reporting. Upon identification of the material weakness, our management examined all the material contracts entered and revenue recognized before and after the year end, and determined that no material adjustment was required to the financial statements contained in this report.
After the material weaknesses were reported to our audit committee, the audit committee approved an action plan that requires the management to remediate the weaknesses. The steps we have taken include:
(1)	providing relevant trainings to the personnel who are in charge of internal control.

(2)	implementing quarterly inventory physical count and reconciliation with management review procedures

(3)	requesting our business operation department to keep a log of all the contracts entered into and our accounting department to review this log and reconciles with accounting records at least monthly.
Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. The attestation report appears below:
Attestation Report of the Independent Registered Public Accounting Firm
To the Board of Directors and shareholders of
China Techfaith Wireless Communication Technology Limited
We have audited the internal control over financial reporting of China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:
1)	The lack of sufficient personnel with the necessary knowledge on internal control.

2)	Insufficient inventory management controls over sample phones which resulted in late significant adjustments to the Group’s recording of inventory.

3)	Operating ineffectiveness of revenue contracts review and revenue recognition procedures which resulted in late significant adjustments to the Group’s recognition of revenue.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008, of the Group and this report does not affect our report on such financial statements and financial statement schedule.
In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008 of the Group and our report dated June 24, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Group’s adoption of the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, effective on January 1, 2007.
/s/ Deloitte Touche Tohmatsu CPA, Ltd.
Beijing, the People’s Republic of China
June 24, 2009

Changes in internal control over financial reporting
In 2007, we had identified two material weaknesses during our assessment of the internal control over financial reporting as defined in Audit Standard No. 2 of the Public Company Accounting Oversight Board. After the material weaknesses were reported to our audit committee, the audit committee approved an action plan that required the management to remediate the weaknesses. Under the action plan, the chief executive officer, chief operation officer and chief financial officer were assigned to lead the design and the implementation of the new inventory management system and approval procedures for significant cash transactions in order to remediate the weaknesses.
The steps we took to remediate the material weaknesses include:
(1)	In relation to the inventory management system, we implemented quarterly physical inventory count control procedures in 2008. Meanwhile, our financial analysis of draft financial information now includes a review of cost of goods sold and the level of inventory to detect any irregularity and any potential misstatements. We have made significant progress in inventory management control. During 2008, there was only one deficiency detected, namely the insufficient inventory management controls over sample phones.
(2)	In relation to the approval procedures for significant cash transactions, our internal auditing department has provided additional training on the authorization control procedures to the relevant management. Furthermore, the chief financial officer has now taken steps in order to monitor that the designed procedures operate as intended. During 2008, there were not any additional deficiencies detected in this area.
We do not believe that the material weakness in inventory management identified in 2007 had a pervasive impact on internal control over financial reporting. Upon identification of the material weakness in inventory management, we examined all the shipments and procurements before and after the period end to ensure there was no other cut-off error.
The material weakness in cash transaction was caused by improper implementation of the approval procedures, which does not have a pervasive impact on internal control over financial reporting. We examined all the significant cash transactions and ensured all other transactions were appropriately authorized.
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

	For the Year Ended December 31,
	2007	2008
	(In thousands of US$)
Audit fees (1)	1,361	992
Tax fees (2)	48	17

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

ITEM 16.D. Exemptions from the Listing Standards for Audit Committees
We are in compliance with Rule 10A-3 under the Exchange Act and The Nasdaq Stock Market, Inc. Marketplace Rules with respect to the audit committee.
ITEM 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
In July 2006, our board of directors authorized the repurchase of up to US$40 million of our company’s outstanding ADSs from time to time on the open market over the next six months, depending on market conditions, ADS price and other factors and subject to the requirements of applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. We obtained the required shareholder approval for our share repurchase program at our annual general meeting of shareholders held on September 18, 2006. We have purchased approximately 577,000 ADSs through our share repurchase program. The 577,000 ADSs were cancelled in 2008.

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
No equity securities of our company were purchased by or on behalf of our company or any “affiliated purchaser” (as such term is defined in Rule 10b-18 under the Exchange Act) of our company in the year ended December 31, 2008. In September 2008, our board of directors approved a share repurchase program pursuant to authorization previously obtained from our shareholders. Under the program, our company is authorized, but not obligated, to repurchase up to US$10 million worth of our outstanding ADSs from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and are subject to restrictions relating to volume, price and timing. From September 2008 to the date of this annual report, no shares have been repurchased under this new program. Pursuant to the board resolutions, our board will review this share repurchase program periodically and may adjust its terms and size accordingly, including suspending or discontinuing the program altogether at anytime.
ITEM 16.F. Change in Registrant’s Certifying Accountant
Not applicable.
ITEM 16.G. Corporate Governance
Nasdaq Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year.
We intend to follow home country practice with respect to annual meetings. We did not hold any annual meeting of shareholders in 2008. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.
Other than the annual meeting requirements, we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Marketplace Rules.

In accordance with Nasdaq Marketplace Rule 5250(d), we will post this annual report on Form 20-F on our www.techfaithwireless.com website. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
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

4.8	*	Code of Business Conduct and Ethics of the Registrant, as amended.

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

8.1	*	Subsidiaries of the Registrant.

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	*	Consent of Maples and Calder.

15.2	*	Consent of Genland Law Firm.

*	Filed with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
By:	/s/ Defu Dong
	Name:	Defu Dong
	Title:	Chief Executive Officer
Date: June 25, 2009

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008, and related financial statement schedule included in Schedule 1. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
As discussed in Note 2 to the consolidated financial statements, effective on January 1, 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2009 expressed an adverse opinion on the Group’s internal control over financial reporting because of material weaknesses.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
June 24, 2009

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	$84,754	$78,926
Restricted cash	3,389	162
Accounts receivable, net of allowances of $3,838 and $7,128 in 2007 and 2008, respectively	40,014	37,804
Notes receivable	4,020	85
Amounts due from related parties	1,101	5,537
Inventories	50,763	37,763
Prepaid expenses and other current assets	10,116	10,003
Deferred tax assets-current	—	83

Total current assets	194,157	170,363

Deposits for acquisition of plant, machinery, equipment and leasehold improvement	10,177	—
Plant, machinery and equipment, net	28,275	48,125
Acquired intangible assets, net	1,646	921
Deferred tax assets-noncurrent	—	49
Goodwill	606	606

TOTAL ASSETS	$234,861	$220,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term payable	$1,358	$1,211
Accounts payable	35,416	9,214
Amount due to related party	201	419
Accrued expenses and other current liabilities	14,251	9,074
Advance from customers	7,512	5,260
Deferred revenue	1,541	1,748
Income tax payable	142	149
Put option liability	318	1,173

Total current liabilities	60,739	28,248

Long-term payable	453	—

Total liabilities	61,192	28,248

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED BALANCE SHEETS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2007	2008
Commitments (Note 18)

Minority interests	1,660	1,008

Shareholders’ equity:
Ordinary shares of par value $0.00002: 50,000,000,000,000 shares authorized; shares issued and outstanding, 649,913,136 in 2007 and 650,034,590 in 2008	13	13
Additional paid-in capital	110,327	105,846
Treasury stock, at cost (8,655,000 and nil shares as of December 31, 2007 and 2008, respectively)	(4,628)	—
Accumulated other comprehensive income	13,776	24,427
Statutory reserve	6,813	8,542
Retained earnings	45,708	51,980

Total shareholders’ equity	172,009	190,808

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$234,861	$220,064

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2006	2007	2008
Revenues:
Handset design	$42,860	$41,721	$19,123
Product sales	37,944	101,723	189,727

Total net revenues	80,804	143,444	208,850

Cost of revenues:
Handset design	25,262	25,239	10,308
Product sales	29,843	79,556	157,377

Total cost of revenues	55,105	104,795	167,685

Gross profit	25,699	38,649	41,165

Operating expenses:
General and administrative	(15,110)	(13,142)	(15,553)
Research and development	(21,970)	(30,876)	(18,195)
Selling and marketing	(2,260)	(3,422)	(5,497)
Impairment of long-lived assets	(1,388)	—	(880)

Total operating expenses	(40,728)	(47,440)	(40,125)

Government subsidy income	180	1,734	3,081
Other operating income	—	—	2,443

Income (loss) from operations	(14,849)	(7,057)	6,564

Interest expense	(18)	(166)	(47)
Interest income	4,879	3,871	1,616
Other (expense) income	149	(220)	(22)
Change in fair value of put option	(269)	(43)	(855)

Income (loss) before income taxes	(10,108)	(3,615)	7,256
Income tax benefit (expenses)	(100)	(6)	93

Income (loss) before minority interests	(10,208)	(3,621)	7,349
Minority interests	1,808	1,200	652
Equity in loss of an affiliate	(393)	(851)	—

Net income (loss)	$(8,793)	$(3,272)	$8,001

Net income (loss) per share:
Basic	$(0.01)	$(0.01)	$0.01

Diluted	$(0.01)	$(0.01)	$0.01

Weighted average shares used in computation:
Basic	656,255,882	649,807,421	649,972,306

Diluted	656,255,882	649,807,421	650,062,312

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

					Accumulated			Total
			Additional		other			share	Com-
	Ordinary shares		paid-in	Treasury	comprehensive	Retained	Statutory	holders’	prehensive
	Number	Amount	capital	stock	income	earnings	reserve	equity	income (loss)

Balance at January 1, 2006	658,183,409	$13	$109,798	$—	$1,456	$59,397	$5,189	$175,853
Foreign Currency translation adjustments	—	—	—	—	3,883	—	—	3,883	$3,883
Share-based compensation	164,545	—	116	—	—	—	—	116	—
Forfeiture of stock options	—	—	(81)	—	—	—	—	(81)	—
Repurchase of ordinary shares	(8,655,000)	—	—	(4,628)	—	—	—	(4,628)	—
Net loss	—	—	—	—	—	(8,793)	—	(8,793)	(8,793)
Provision for statutory reserve	—	—	—	—	—	(904)	904	—	—

Balance at December 31, 2006	649,692,954	13	109,833	(4,628)	5,339	49,700	6,093	166,350	$(4,910)

Foreign currency translation adjustments	—	—	—	—	8,437	—	—	8,437	$8,437
Share-based compensation	220,182	—	94	—	—	—	—	94	—
Reduction in underwriters’ costs for the IPO*	—	—	400	—	—	—	—	400	—
Net loss	—	—	—	—	—	(3,272)	—	(3,272)	(3,272)
Provision for statutory reserve	—	—	—	—	—	(720)	720	—	—

Balance at December 31, 2007	649,913,136	13	110,327	(4,628)	13,776	45,708	6,813	172,009	$5,165

Cancellation of treasury stock	—	—	(4,628)	4,628	—	—	—	—	$—
Foreign currency translation adjustments	—	—	—	—	10,651	—	—	10,651	10,651
Share-based compensation	121,454	—	147	—	—	—	—	147	—
Net income	—	—	—	—	—	8,001	—	8,001	8,001
Provision for statutory reserve	—	—	—	—	—	(1,729)	1,729	—	—

Balance at December 31, 2008	650,034,590	$13	$105,846	$—	$24,427	$51,980	$8,542	$190,808	$18,652

*	The amount was the reversal of the accrual of IPO underwriter fee after the Group confirmed in the first quarter of 2007 that this amount would not be paid.
The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2006	2007	2008
Operating activities:
Net income (loss)	$(8,793)	$(3,272)	$8,001
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on disposal of plant, machinery and equipment	138	690	73
Loss on disposal of intangible assets	110	—	—
Impairment of long-lived assets	1,388	—	880
Amortization of acquired intangible assets	381	276	794
Inventory provision	54	911	648
Warranty provision	2,004	1,103	1,067
Bad debts expense	3,744	44	2,996
Depreciation of plant, machinery and equipment	7,163	7,145	6,103
Minority interests	(1,808)	(1,200)	(652)
Equity in loss of an affiliate	393	851	—
Change in fair value of put option	269	43	855
Amortization of share-based compensation	116	94	147
Reversal of share-based compensation	(81)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(6,714)	(200)	(1,536)
Notes receivable	(1,131)	(1,568)	4,212
Inventories	(3,522)	(41,096)	15,877
Prepaid expenses and other current assets	(7,959)	399	(4,836)
Deferred tax assets	—	—	129
Accounts payable	3,481	26,677	(27,747)
Notes payable	148	(148)	—
Accrued expenses and other current liabilities	7,366	(8,094)	(3,198)
Advance from customers	4,932	2,071	(2,423)
Deferred revenue	3,667	(4,073)	106
Income tax payable	88	(6)	—

Net cash provided by (used in) operating activities	5,434	(19,353)	1,496

Investing activities:
Investment in an affiliate	(1,243)	—	—
Deposits paid for acquisition of plant, machinery and equipment, and acquired intangible assets	(4,711)	(4,271)	—
Purchase of plant, machinery and equipment	(19,082)	(8,904)	(13,389)
Proceeds from sale of plant, machinery and equipment	29	85	116
Purchase of intangible assets	—	(644)	(1,364)
Purchase of minority interest of STEP Technologies	—	(1,361)	—
Decrease (increase) in restricted cash	(5,205)	1,816	3,228

Net cash used in investing activities	(30,212)	(13,279)	(11,409)

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2006	2007	2008
Financing activities:
Proceeds from short-term bank borrowings	—	10,952	—
Repayment of short-term bank borrowings	—	(10,952)	—
Capital contribution by minority shareholder	3,000	—	—
Repurchase of ordinary shares from market	(4,628)	—	—
Dividend paid to minority shareholder	(325)	—	—

Net cash provided by (used in) financing activities	(1,953)	—	—

Effect of exchange rate changes on cash and cash equivalents	2,696	4,214	4,085
Net decrease in cash and cash equivalents	(24,035)	(28,418)	(5,828)
Cash and cash equivalents at the beginning of the year	137,207	113,172	84,754

Cash and cash equivalents at the end of the year	$113,172	$84,754	$78,926

Supplemental cash flow information:
Cash paid during the year for:
Interest expenses	$18	$166	$26

Income taxes	$15	$6	$36

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
China Techfaith Wireless Communication Technology Limited (the “Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries and variable interest entity include the following as of December 31, 2008:

	Date of	Place of	Percentage
Subsidiaries	incorporation/acquisition	incorporation	ownership

Techfaith Wireless Communication Technology	July 26, 2002	People’s Republic of China	100%
(Beijing) Limited (“Techfaith China”)		(the “PRC”)

Techfaith Wireless Technology Group Limited	July 8, 2003	British Virgin Islands	100%
(“Techfaith BVI”) (formerly known as Techfaith		(the “BVI”)
Wireless Communication Technology Limited)

Great Earnest Technology Limited (“Great Earnest”)	August 8, 2003	BVI	100%

One Net Entertainment Limited (“One Net”) (formerly known as Techfaith Wireless	September 5, 2003	PRC	100%
Communication Technology (Beijing) Limited II)

Leo Technology Limited (“Leo Technology”)	October 15, 2003	BVI	100%

STEP Technologies (Beijing) Co., Ltd.	November 20, 2003	PRC	100%
(“STEP Technologies”)

Techfaith Intelligent Handset Technology (Hong Kong) Limited (“Techfaith HK”)	December 29, 2003	Hong Kong	100%
(formerly known as First Achieve Technology Ltd.)

Finest Technology Limited (“Finest Technology”)	January 8, 2004	BVI	100%

Techfaith Wireless Communication Technology	March 22, 2004	PRC	100%
(Shanghai) Limited (“Techfaith Shanghai”)

Infoexcel Technology Limited (“Infoexcel Technology”)	April 18, 2005	BVI	100%

Techfaith Wireless Corporation	August 22, 2005	United States of America	100%
(“Techfaith U.S.”)		(“U.S.”)

Boost Time Limited (“Boost Time”)	August 25, 2005	BVI	100%

Techfaith Wireless Communication Technology	August 25, 2005	PRC	100%
(Shenzhen) Limited (“Techfaith Shenzhen”)

Techfaith Intelligent Handset Technology (Beijing)	September 9, 2005	PRC	100%
Limited (“Techfaith Intelligent Handset Beijing”)

Charm Faith Limited (“Charm Faith”)	November 21, 2005	BVI	100%

Techfaith Wireless Communication Technology	April 24, 2006	PRC	100%
(Hangzhou) Limited (“Techfaith Hangzhou”)

Fair Nice Limited (“Fair Nice”)	February 26, 2007	BVI	100%

Techfaith Wireless Communication Technology	March 27, 2007	PRC	100%
(Shenyang) Limited (“Techfaith Shenyang”)

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
In March 2006, the Group entered into Series A Preferred Shares Purchase and Sell Agreement (“the Agreement”) with QUALCOMM to establish a 70%-owned subsidiary, Techsoft Holding, which engaged in the business of developing software applications for wireless communication devices. The Group and QUALCOMM subscribed 70% and 30% of the issued series A preferred shares of Techsoft Holding, respectively. QUALCOMM is granted the right to, upon the occurrence of certain conditions, require the Group to purchase back any or all of its Series A Preferred Shares (“Put option”); and the right to, upon the occurrence of certain conditions, purchase any or all of the Series A Preferred Shares held by the Group at the price and on the terms pre-defined (“Call option”). The exercise price payable for each of the option shares shall be the higher of, the original per share purchase price paid by QUALCOMM or the Group, increased at a continuous compounded growth rate of ten percent (10%) per annum including the date of full payment of the option price, as well as any declared and unpaid dividends accrued or accruing thereupon up until the date of redemption; and the amount equivalent to the business valuation performed by an independent professional valuation company that is mutually agreed upon by QUALCOMM and the Group, in proportion to QUALCOMM ‘s percentage of shareholding on a fully-diluted as converted basis. The terms in the Agreement gives QUALCOMM the unconditional right to exercise its put option at its discretion, and the Group is expected to absorb the majority losses in an expected loss calculation. Accordingly, the Group is the primary beneficiary of Techsoft Holding.
Since the Group is the primary beneficiary of the variable interest entity (“VIE”) arrangement, it consolidates the VIE under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities-an interpretation of ARB No. 51”, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
The following financial statement amounts and balances of the Group’s VIE were included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2007	2008

Total assets	$6,575	$5,216
Total liabilities	$483	$895

	Years ended December 31,
	2006	2007	2008

Net revenue	$—	$—	$155
Net loss	$(1,452)	$(3,137)	$(2,172)

Prior to 2006, the Group was principally engaged in the provision of customized handset design solutions, which span the entire handset development cycle, from market and industry research, through detailed design and prototype testing, to pilot production and production support. The Group designed handsets for use on Global System for Mobile Communications (GSM)/General Packet Radio Services (GPRS), Code Division Multiple Access (CDMA) and Wideband CDMA (WCDMA) networks based on major baseband technology platforms, including those developed by QUALCOMM, Inc. (QUALCOMM), Philips AG and Texas Instruments, Inc. In 2006, the Group started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers for sales to mobile handset brand owners and electronic products wholesale distributors. In 2008, the Group generated the majority of its revenue from sales of products.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Basis of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and its variable interest entity Techsoft Holding. All inter-company transactions and balances are eliminated upon consolidation.

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
Restricted cash
The Group’s restricted cash is related to deposits required by banks for issuing letters of credit. The balance of restricted cash was $3,389 and $162 as of December 31, 2007 and 2008, respectively.
Fair value
The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”) on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Fair value — continued
SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:
Level 1
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
Notes receivable
Notes receivable represents bank acceptance drafts that are non-interest bearing and due within one year.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Inventories
Inventories of the Group consist of work in progress, raw materials and finished goods. Inventories are stated at the lower of cost or market. Inventory costs include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to us by suppliers, and production of manufactured products for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labour. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value based upon estimates of future demand, technology developments, and market conditions. These provisions charged to income were of $1,410 and $1,301 in 2007 and 2008, respectively.
Plant, machinery and equipment, net
Plant, machinery and equipment are carried at cost less accumulated depreciation and amortization. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Office building	48 years
Plant and machinery	4 years
Furniture, fixtures and equipment	4 years
Motor vehicles	4 years
Software	3-4 years
Leasehold improvements	Shorter of the lease terms or 4 years
Impairment of long-lived assets and certain identifiable intangibles
Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost or fair value for impaired assets. Depreciation and amortization is computed principally by the straight-line method.
Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”) requires that long-lived assets and intangible assets subject to amortization are reviewed for impairment when certain indicators of impairment are present. Impairment exists if estimated future undiscounted cash flows associated with long-lived assets are not sufficient to recover the carrying value of such assets. The long-lived assets are adjusted to their respective fair values when impairment exists.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Impairment of long-lived assets and certain identifiable intangibles - continued
In light of the deteriorating economic environment in 2008, the Group assessed long-lived assets and intangible assets subject to amortization for impairment. In assessing long-lived assets for an impairment loss, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For each asset group, the Group compared the sum of the expected undiscounted future cash flows from the use of the assets in each of the asset groups with the carrying amount of such assets. The expected future cash flows of each of the asset groups are based on a financial projection management used for planning purpose. The expected undiscounted future cash flows of three of the asset groups are less than the carrying amount of such assets. The Group then wrote down the carrying amounts of assets in these three asset groups to their respective fair value. When estimating the fair value of the asset, the Group considered “value in use” and “value in exchange”. Value in use of the asset was derived through the application of income approach discounted cash flow method, while value in exchange was derived by primarily using the cost approach as well as the market approach. According to the “high and best use” concept in SFAS 157, the Group used the higher of value in use or value in exchange to determine the fair value of the asset. The Group recorded a total of $880 impairment of long-lived assets in 2008, including an impairment loss of $253 related to property and equipment, and an impairment loss of $627 related to the identifiable intangible assets. The total impairment loss is in the handset design segment.
During the years ended December 31, 2006 and 2007, the Group recorded an impairment loss of $1,388 and $nil, respectively.
Other acquired intangible assets, net
Other acquired intangible assets with definite lives are amortized on a straight-line basis over their expected useful economic lives. The Group does not have intangible assets with indefinite useful lives.
Goodwill
The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.
The total carrying amount of goodwill $606 is allocated to product sales segment.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Goodwill — continued
Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”(“SFAS 142”) requires that the goodwill impairment assessment be performed at the reporting unit level. The reporting units of the Group are consistent with its three operating segments. The Group performed a goodwill impairment test at December 31, 2008. The Group estimated the fair values of the reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete five year financial forecasts developed by management for planning purposes. Cash flows beyond the four year and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the cumulative fair values of our reporting units estimated using the discounted cash flow methodology. During the years ended December 31, 2006, 2007 and 2008, no goodwill impairment loss was recorded.
Long-term investments
A company that is not consolidated, but over which the Group exercises significant influence, is accounted for under the equity method of accounting. Whether or not the Group exercises significant influence with respect to an affiliate depends on an evaluation of several factors including, among others, representation on the affiliated company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the affiliated company. Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “Equity in loss of an affiliate” in the consolidated statements of operations. The Group’s carrying value in equity method affiliated companies was $nil as of December 31, 2008 and December 31, 2007 (see Note 9).
When the Group’s carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in the Group’s consolidated financial statements unless the Group guaranteed obligations of the affiliated company or has committed additional funding. When the affiliated company subsequently reports income, the Group will not record its share of such income until it equals the amount of its share of losses not previously recognized. The investment losses generated from equity method investment for the years ended December 31, 2006, 2007 and 2008 were $393, $851 and $nil, respectively.
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
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Revenue recognition
The Group’s revenues are derived from sales of products and mobile handset design service. Revenue from handset design services comprises design fee, royalty income, component sales and service income. Product sales include smart phones, feature phones, wireless modules and other electronics components for mobile handsets.
(1) Handset design services
Design fee
Design fee is a fixed amount paid in instalments according to pre-agreed milestones. In general, three milestones are identified in the Group’s design contracts with customers. When the mobile handset design receives the approval verifying its conformity with applicable industry standards, in the case of GSM-based handsets, the full type approval, or FTA, for its conformity with GSM standards, the Group achieves the first milestone with respect to the design. When the mobile handset design receives regulatory approval for its use in the intended country, in the case of China, a China type approval, or CTA, the Group achieves the second milestone. When the customer accepts the mobile handset design and is ready to begin mass production of mobile handsets based on the Group’s design, the Group achieves the last milestone, which the Group refers to as shipping acceptance, or SA. The handset design process normally includes hardware, software, mechanical engineering design, testing and quality assurance, pilot production, production support and other incidental support requested by customers. Because the software element of the handset has been deemed more than incidental for the handset design process taken as a whole, the Company recognizes revenues in accordance with Statement of Position (“SOP”) 97-2. The handset design process requires significant production, development and customization of software, accordingly, as prescribed by SOP97-2 revenue is recognized using the percentage of completion method in accordance with SOP81-1, “Accounting for Performance of Construction Type and Certain Performance Type Contracts”. The Group recognizes revenue only upon achievement of each milestone (i.e. FTA, CTA and SA), which is consistent with the use of an output measure. The milestones can vary depending on the customers’ requirements. The percentage of completion designated for each milestone, however, is the percentage that would be obtained by using an input measure (i.e. labor hours and other relevant costs incurred). The Group believes that designating the percentage of completion for each milestone based on labour hours and other relevant costs incurred, as opposed to by reference to the amounts that become billable at the milestone, is more reflective of the progress completed through the date of the milestone. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the milestone has been achieved and/or accepted by the customer.

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
Royalty income
In addition to design fee, the Group also charge royalty to certain customers. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured or sold by a customer. Royalty income is recognized when the confirmation of manufacturing or selling volume is obtained from customers.
Component sales related to design
After the Group have delivered design products to its customers, customers are required to purchase certain components (such as chips used in mobile handsets) through the Group to manufacture the designed products. As the component sales is built into the design contracts, the Group includes these component sales in the design contract related revenue rather than product sales. The Group recognizes the net revenue for component sales when the components are delivered and the legal title directly pass from the suppliers to customers.
Service income
The Group provides mobile handset testing services to other handset manufactures. Service income is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which performance has occurred.
(2) Product sales
Revenue from sales of products, including feature phones and smart phones designed by the Group and manufactured by EMS providers, wireless modules as well as other electronic components is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred.

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

	Year ended December 31,
	2006	2007	2008

Balance at beginning of year	$1,643	$1,250	$1,672
Current period provision	2,004	1,103	1,067
Utilized during the year	(2,401)	(730)	(1,061)
Exchange difference	4	49	55

Balance at end of year	$1,250	$1,672	$1,733

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Government subsidies and grants
Some local governments in PRC give subsidies to companies as an incentive to establish business in its jurisdiction. These government subsidies are recognized as subsidy income when they are received as the Group does not have further obligation to earn this subsidy. The Group recorded government subsidy income of $180, $387 and $2,318 for the years ended December 31, 2006, 2007 and 2008, respectively for this type of government subsidy.
The Group also receives government grants as compensation of performing government endorsed projects. The grants are refundable until the Group achieves certain performance measures. These government grants are recorded as a liability until earned. The Group recognizes these grants as subsidy income once it completes the relevant projects and achieves the performance measures. The Group recorded a government subsidy income of $nil, $1,347 and $763 for the years ended December 31, 2006, 2007 and 2008, respectively for this type of government grants. The amount of $746 and $246 is recorded as a liability on the balance sheet as of December 31, 2007 and 2008, respectively.
The Group recorded total government subsidy income of US$180, $1,734 and $3,081 for the years ended December 31, 2006, 2007 and 2008, respectively.
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
Advertising costs
The Group expenses advertising costs as incurred. Total advertising expenses were $227, $300 and $750 in 2006, 2007 and 2008, respectively, and have been included as part of selling and marketing expenses.
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
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Group has adopted FIN 48 with effect from January 1, 2007. The adoption of FIN 48 had no significant impact on the Group’s accounting for income taxes for the year ended December 31, 2007 and December 31, 2008. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.
Value added tax (“VAT”) and VAT refund
VAT on sales is calculated at 17% on revenue from product and component sales and paid after deducting input VAT on purchases. Net VAT balance between input VAT and output VAT is reflected in the account other taxes payable or receivable.
For products sold to overseas customers by PRC entities, the Group can pay VAT at 17% first and then receive a refund of 13% for module sales and 17% for other products sales after it is paid. The Group records VAT refund receivables on accrual basis. VAT refund is recorded as other current assets on the consolidated balance sheets. The Group reports revenue net of VAT.
Business taxes
The Group’s PRC subsidiaries and VIE are subject to business taxes at the rate of 5% on certain types of services and the related revenues are presented net of business taxes incurred. The Group reports revenue net of business taxes. Business taxes deducted in arriving net revenue during 2006, 2007, and 2008 totalled $119, $194 and $302, respectively.
Comprehensive income (loss)
Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. Comprehensive income (loss) for the years presented has been disclosed within the consolidated statement of shareholders’ equity and comprehensive income (loss).

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Financial instruments
Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and put option. The carrying values of all of these financial instruments approximate or are equivalent to their fair values due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.
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
Share-based compensation
Share-based payment transactions with employees, such as share options and nonvested shares, are measured based on the grant-date fair value of the equity instrument issued in accordance with SFAS 123(R) Share-Based Payment, and recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, based on graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.
Net income (loss) per share
Basic net income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net loss per share in periods when their effect would be anti-dilutive.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting pronouncements
In September 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (“SFAS 157”). Effective January 1, 2008, the Company adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009. The Group does not expect the adoption of SFAS 157 for nonfinancial assets and liabilities will have a significant effect on the Group’s consolidated financial statements.
On April 9, 2009, the FASB issued the FASB Staff Position FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significant Decreased and Identifying Transactions That Are Not Orderly. This statement provides additional guidance for estimating fair value measurement in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased and provides guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that despite significant decreases in volume and level of activity and regardless of the valuation technique(s) used for the asset or liability, the fair value measurement stays the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This issue is effective prospectively for interim and annual periods ending after June 15, 2009. Early adoption is permitted for periods ending after March 15, 2009. The Group is in the process of assessing the potential impact the adoption of FSP FAS157-4 may have on its consolidated financial position or results of operations.
In December 2007, the FASB issued SFAS No. 141, Business Combinations: (Revised 2007) (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, Accounting for Contingencies, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Group does not expect the adoption of SFAS 141R will have a significant impact on its consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting pronouncements - continued
On April 1, 2009, the FASB issued FSP FAS 141(R)-1, which amends the guidance in FASB Statement No. 141(R), Business Combinations, to establish a model for pre-acquisition contingencies that is similar to the one entities used under Statement 141. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group is in the process of assessing the potential impact the adoption of FSP FAS 141(R)-1 may have on its consolidated financial position or results of operations.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS 160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. Upon the adoption of SFAS 160, the Group reclassified the minority interest balance to the shareholder’s equity on January 1, 2009.
In April 2008, the FASB issued FASB Staff Position FAS142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Group is in the process of assessing the potential impact the adoption of FSP 142-3 may have on its consolidated financial position or results of operations.
In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain nonforfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 31, 2008 and early application is prohibited. The Group is in the process of assessing the potential impact the adoption of FSP 03-6-1 may have on its consolidated financial position or results of operations.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting pronouncements - continued
At a November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6: Equity Method Investment Accounting Considerations (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of Statements 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Group does not expect the adoption of EITF 08-6 will have significant impact on its consolidated financial position or results of operations.
On April 9, 2009, the FASB issued the FASB Staff Position FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“OTTI”). This Statement amends the OTTI guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of OTTI on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to OTTI of equity securities. It gives guidance on the evaluating whether an impairment of a debt security is other-than-temporary and the determination of Amount of an OTTI recognized in earnings and other comprehensive income. The Group is in the process of assessing the potential impact the adoption of FSP FAS115-2 and FAS 124-2 may have on its consolidated financial position or results of operations.
On June 12, 2009, the FASB issued SFAS 166, Accounting for Transfers of Financial Assets (“SFAS 166”). SFAS 166 amends the derecognition guidance in Statement 140 and eliminates the exemption from consolidation for qualifying special-purpose entities (QSPEs). As a result, a transferor will need to evaluate all existing QSPEs to determine whether they must now be consolidated in accordance with Statement 167. Statement 166 is effective is for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group is in the process of assessing the potential impact the adoption of SFAS 166 may have on its consolidated financial position or results of operations.
On June 12, 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”). SFAS 167 amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under Interpretation 46(R). While the Board’s discussion leading up to the issuance of Statement 167 focused extensively on structured finance entities, the amendments to the consolidation guidance affect all entities and enterprises currently within the scope of Interpretations 46(R), as well as QSPEs that are currently excluded from the scope of Interpretation 46(R). The Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The Group is in the process of assessing the potential impact the adoption of SFAS 167 may have on its consolidated financial position or results of operations.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
3.	ACQUISITION OF ADDITIONAL EQUITY INTEREST OF STEP TECHNOLOGIES
On March 31, 2007, the Group acquired an additional 30% equity interest in STEP Technologies, a subsidiary of the Group. The fair value of equity interest of STEP Technologies was determined after considering a number of factors, including the result of a third-party appraisal by American Appraisal Limited. Upon the completion of the transaction, the Group’s total equity interest in STEP Technologies increased from 70% to 100%. The acquired net assets were recorded at their fair market value at the date of acquisition. The net book value of the minority interest in STEP Technologies on the date of acquisition totalled $983, which was acquired by the Group for $1,361 in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the acquisition of 30% equity interest in STEP Technologies:

Assets acquired
Current assets	$693
Non-current assets	777
Goodwill	600

Total assets acquired	$2,070

Liabilities assumed
Current liability	$623
Non-current liability	86

Total liabilities assumed	$709

Net assets acquired	$1,361

The following unaudited pro forma information summarizes the results of operations for the Group as if the acquisition of the additional 30% interest of STEP Technologies had occurred as of January 1, 2006 and 2007, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completion at the beginning of the periods indicated, nor is it indicative of future operating results:

	December 31,
	2006	2007
	(Unaudited)	(Unaudited)

Total revenue	$80,804	$143,444
Net loss	$(10,182)	$(3,552)

Net loss per share
- Basic	$(0.02)	$(0.01)
- Diluted	$(0.02)	$(0.01)

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
4.	ACCOUNTS RECEIVABLE
Accounts receivable consists of the following:

	December 31,
	2007	2008

Billed receivables	$38,822	$31,628
Unbilled receivables	1,192	6,176

	$40,014	$37,804

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
Movement of allowance for doubtful accounts is as follows:

	December 31,
	2006	2007	2008

Balance at beginning of year	$678	$4,448	$3,838
Charge to expenses	3,744	44	2,996
Utilized during the year	—	(946)	—
Exchange difference	26	292	294

Balance at end of year	$4,448	$3,838	$7,128

5.	INVENTORIES
Inventories consist of the following:

	December 31,
	2007	2008

Work in progress	$714	$1,055
Raw materials	46,670	31,037
Finished goods	3,379	5,671

Inventories, net	$50,763	$37,763

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	December 31,
	2007	2008

Prepaid testing and tooling fee	$465	$716
Prepaid software license fee	660	514
Prepaid commercial insurance	100	68
Interest receivable	522	403
Staff advances	464	437
Deposits	819	621
Social insurance borne by employees	712	—
Value added taxes recoverable	2,788	4,207
Advance to EMS providers	3,204	2,257
Other prepaid and current assets	382	780

	$10,116	$10,003

7.	PLANT, MACHINERY AND EQUIPMENT, NET
Plant, machinery and equipment, net consist of the following:

	December 31,
	2007	2008

Construction in progress	$—	$23,458
Office building	17,602	19,245
Leasehold improvements	2,605	2,716
Motor vehicles	775	721
Plant and machinery	12,563	13,500
Furniture, fixtures and equipment	5,712	5,504
Software	6,930	7,587

	46,187	72,731
Less: Accumulated depreciation	(17,912)	(24,353)

	28,275	48,378
Less: Impairment of long-lived assets	—	(253)

Plant, machinery and equipment, net	$28,275	$48,125

The Group paid deposits for acquisitions of plant, machinery and equipment, amounted to $5,905, $10,177 and $nil as of December 31, 2006, 2007 and 2008, respectively. The Group recognized $1,388, $nil and $253 of impairment loss for the years ended December 31, 2006, 2007 and 2008, respectively. The Group recorded depreciation expenses of $7,163, $7,145 and $6,103 for the years ended December 31, 2006, 2007 and 2008, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
8.	ACQUIRED INTANGIBLE ASSETS, NET
Acquired intangible assets, net consist of the following:

	December 31,
	2007	2008

Cost	$2,494	$3,134
Accumulated amortization	(848)	(1,586)

	1,646	1,548
Less: impairment of long-lived assets	—	(627)

Acquired intangible assets, net	$1,646	$921

The Group acquired software licenses from third parties, which are amortized over the shorter of the useful economic life of the relevant technology platform or the license period, which is 2 to 5 years. The Group acquired software licenses of $nil, $1,567 and $689 for the years ended December 31, 2006, 2007 and 2008, respectively.
The Group had recorded amortization expenses of $381, $276 and $794 for the years ended December 31, 2006, 2007 and 2008, respectively.
The Group recognized impairment loss of $nil, $nil and $627 for the years ended December 31, 2006, 2007 and 2008, respectively.
9.	LONG-TERM INVESTMENT
On July 12, 2005, CK Techfaith Communication Technology Limited (“CK Techfaith”) was established by Techfaith BVI and CK Telecom Inc. in BVI. CK Techfaith’s registered capital is $2,735, of which Techfaith BVI and CK Telecom Inc. injected $1,243 and $1,492 in March 2006, and owns 45% and 55% equity interest, respectively. CK Techfaith is principally engaged in the provision of customized handset design solutions. CK Techfaith was accounted for as an equity method investment.
The Group invested in CK Techfaith in early 2006 and its primary purpose was to undertake research and development in relation to mobile handset technology. To that end, it acquired some know-how in return for a payment to a third party of $622 in 2006 and hired a number of research staff through its newly incorporated subsidiary in the PRC.
As an entity that was initially engaged in research only, it incurred operating losses. By the first quarter of 2007 CK Techfaith had used the initial cash invested by the two shareholders who determined that they would not provide further funding (and Techfaith BVI had no obligation to do so). CK Techfaith then determined that the acquired know-how was impaired and wrote that down to nil.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
9.	LONG-TERM INVESTMENT — continued
The two shareholders further determined at the time to cease operations and CK Techfaith was deleted from the Register of Companies in the British Virgin Islands on May 1, 2007. The PRC subsidiary stopped operation as of April 30, 2007 and the remaining employees transferred to CK Telecom Inc.
The Group presents below summarized financial information in relation to CK Techfaith:
Summarized financial information for CK Techfaith

	As of December	As of May 1, 2007
	31, 2006	(Note 1)

Current assets	$1,272	$—
Non-current assets	622	—

Total assets	$1,894	$—

Current liabilities	$1	$—
Non-current liabilities	—	—

Total liabilities	$1	$—

		For 4
	For the year ended	months ended
	December 31, 2006	May 1, 2007

Net sales	$—	$—
R&D expense	872	1,340
Impairment of know-how	—	553

Total expenses	(872)	(1,893)

Net loss	$(872)	$(1,893)

Note 1: CK Techfaith ceased operation as of May 1, 2007.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
9.	LONG-TERM INVESTMENT — continued
Long-term investment in an affiliate — CK Techfaith

Balance as of January 1, 2007	$850
Exchange difference	1
Investment cost	—
Less: equity in loss of an affiliate	(851)

Balance as of December 31, 2007	$—

On March 15, 2007, BYTE Holding Ltd. (“BYTE”) was established by Techfaith BVI and BYD Co., Ltd. (“BYD”) in BVI. BYTE’s registered capital is $2,724, of which Techfaith BVI and BYD injected $nil and $2,724, and owns 31% and 69% equity interest, respectively. BYTE is principally engaged in providing one-stop EMS to global leading handset customers. BYTE was accounted for as an equity method investment. As of December 31, 2008, Techfaith BVI had not injected capital in BYTE and BYTE was in an operating loss. Accordingly, Techfaith BVI recognized the share of losses by reducing the investment held in Techfaith BVI as zero. Since the Group has no obligation to fund BYTE’s loss, the Group did not record its share of BYTE’s result.
On July 20, 2007, the Company and Arasor International Group (“Arasor”) jointly formed a company named Joined Fame Technology Limited (“Joined Fame”) in BVI to expand the wireless handset opportunities in the world’s emerging markets. As of December 31, 2008, both the Company and Arasor had not injected capital in Joined Fame and Joined Fame had not started its business.
10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

	December 31,
	2007	2008

Accrued professional fees	$1,122	$620
Accrued facility fee	346	299
Accrued wages	2,404	822
Warranty provision	1,672	1,733
Business tax, value added tax and other tax payables	474	1,584
Accrued testing fee	1,367	1,325
Government grants	746	246
Rental payable	114	80
Social insurance payables	3,319	162
Customer deposits for minimum purchase	294	315
Accrued royalty and license fee	1,755	992
Others	638	896

	$14,251	$9,074

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
11.	RESTRUCTURE PLAN
During 2008, the Group approved and announced to employees a restructure plan to streamline its business processes. This plan included the termination of 841 employees. This plan was completed in 2008 and resulted in restructuring charges, including $3,419 reflected in the general and administrative expenses for employee severance and benefits in compliance with the New Labor Law of the PRC. The office building where the terminated employees used to work is owned by the Group. The Group assessed the fair value of the office building and determined that there was no impairment of the carrying amount of the building as of December 31, 2008. In March 2009, the Group relocated to another building in Beijing Economic-Technological Development Area so it can lease out its previous office building.
12.	INCOME TAXES
The Company is a tax exempted company incorporated in the Cayman Islands.
Under the current BVI law, income from Techfaith BVI, Great Earnest, Leo Technology, Finest Technology, Infoexcel Technology, Boost Time, Charm Faith and Fair Nice is not subject to taxation.
No provision for Hong Kong Profits Tax was made for the years ended December 31, 2007 and 2008 on the basis that Techfaith HK did not have any assessable profits arising in or derived from Hong Kong for the years.
No provision for United States federal and state income taxes was made for the years ended December 31, 2007 and 2008 on the basis that Techfaith U.S. did not have any assessable profits for the years.
The subsidiaries incorporated in the PRC are generally subject to a corporate income tax rate of 25% except for those subsidiaries that enjoy tax holidays or preferential tax treatment, as discussed below.
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008. Prior to December 31, 2008, Techfaith China and Techfaith Intelligent Handset Beijing applied for High and New Technology Enterprises (“HNTE”) status that would allow for a reduced applicable tax rate under EIT Law. The official HNTE certificates were issued to Techfaith China and Techfaith Intelligent Handset Beijing on December 24, 2008. While the certificates are valid for three years, we believe we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Techfaith China and Techfaith Intelligent Handset Beijing have used the reduced applicable tax rate in calculations of deferred tax balances for the foreseeable future.
Techfaith Shanghai is qualified as a “productive enterprise” and has been agreed by the relevant tax authorities for a two-year exemption from income tax in 2005 and 2006, followed by a 50% reduction in tax rates for the succeeding three years in 2007, 2008 and 2009.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
12.	INCOME TAXES — continued
Techfaith Shenzhen is also qualified as a “productive enterprise” and has been agreed by the relevant tax authorities to be entitled to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for succeeding three years in 2009, 2010 and 2011.
Techfaith Hangzhou, is also a qualified as “productive enterprise” and has been agreed by the relevant tax authorities to be entitled to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for succeeding three years in 2009, 2010 and 2011.
Techfaith Software (China) Limited (“Techsoft China”), a 100% owned subsidiary of Techsoft Holding is qualified as a “productive enterprise” and has been agreed by the relevant tax authorities to be entitled to a two-year exemption from income tax in 2008 and 2009, followed by a 50% reduction in tax rate for succeeding three years in 2010, 2011 and 2012.
Techfaith Shenyang, Step Technologies and One Net are subject to the corporate income tax rate of 25% on the PRC taxable income.
The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. resides within China. Pursuant to the additional guidance released by the Chinese government on April 22, 2009, management does not believe that the legal entities organized outside China should be characterized as China tax residents for EIT Law purposes.
Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to the overseas holding companies by the PRC subsidiaries, were exempt from PRC withholding tax. Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.
Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are taxable upon distribution to the Company of approximately $88,673 at December 31, 2008 are considered to be indefinitely reinvested under APB opinion No. 23, Accounting for Income Taxes-Special Areas, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2008.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
12.	INCOME TAXES — continued
Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of carrying amount over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means.
The Group has only one VIE which is Techsoft Holding. The Group has not recorded any such deferred tax liability attributable to the financial interest in Techsoft Holding because Techsoft Holding was in an accumulated loss position as of December 31, 2008.
The current and deferred components of the income tax expense appearing in the consolidated statements of operation are as follows:

	Year ended December 31,
	2006	2007	2008

Current tax	$100	$6	$36
Deferred tax	—	—	(129)

	$100	$6	$(93)

The principal components of the Group’s deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2007	2008

Deferred tax assets:
Depreciation and amortization	$754	$827
Expenditure deductible for tax purpose in future years
- warranty provision	72	91
- bad debts provision	194	705
- inventory provision	36	120
Deferred revenue	991	219
Net operating loss carry forwards	6,872	7,077

Total gross deferred tax assets	8,919	9,039
Valuation allowance	(8,919)	(8,907)

Total net deferred tax assets	$—	$132

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
12.	INCOME TAXES — continued

	Year ended December 31,
	2007	2008

Current deferred tax assets	$—	$83
Non-current deferred tax assets	—	49

Total net deferred tax assets	$—	$132

As of December 31, 2008, operating loss carry forwards amounted to $36,098 which will begin to expire in 2013. The Group determines whether not a valuation allowance is required at the level of each taxable entity. The greater part of deferred tax assets arise in companies which are not expected to have any significant taxable income in the foreseeable future and consequently a full provision has been made in respect of those. In the future, the majority of the Group’s taxable income is expected to be generated by Techfaith Intelligent Handset Beijing and Techfaith Hangzhou. Techfaith Hangzhou does not have a significant amount of deferred tax assets. Techfaith Intelligent Handset Beijing has deferred tax assets of $878. Because of the difficulty of forecasting future taxable income in the present market conditions and having regard to the ways in which the Group’s business has changed, the Group believes a conservative forecast of future taxable income is appropriate in respect of that entity based on the projected taxable income for the next five years and accordingly has made a valuation allowance of 85% in respect of its deferred tax assets. The total valuation allowance recorded in 2008 is $8,907 for various deferred tax assets including operating loss carry forwards.
Reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 25% or 33% to income before income taxes and actual provision for income taxes is as follows:

	Year ended December 31,
	2006	2007	2008

Tax provision at PRC enterprise income tax rate of 25% or 33%	$(3,336)	$(1,477)	$1,846
Expenses not deductible for tax purposes	245	71	1,262
Tax exemption granted to PRC subsidiaries	(2,331)	(3,339)	(6,701)
Effect of the different income tax rates in other jurisdiction	(2,322)	597	2,235
Tax effect of income tax at different rates	9,058	11,616	1,253
Changes in valuation allowances	(1,214)	(7,462)	12

	$100	$6	$(93)

Without the tax exemption granted to PRC subsidiaries, income tax expense would have been increased by approximately $2,331, $3,339 and $6,701 for the year ended December 31, 2006, 2007 and 2008, respectively, representing a decrease in the basic and diluted earnings per share of $0.01, $0.01 and $0.01, for the year ended December 31, 2006, 2007 and 2008, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
13.	PUT OPTION LIABILITY
In March 2006, the Group entered into Series A Preferred Shares Purchase and Sell Agreement (“the Agreement”) with QUALCOMM to establish a 70%-owned subsidiary, Techsoft Holding (“Techsoft”), which engaged in the business of developing software applications for wireless communication devices. The Group and QUALCOMM subscribed 70% and 30% of the issued series A preferred shares of Techsoft Holding, respectively. QUALCOMM is granted the right to, upon the occurrence of certain conditions, require the Group to purchase back any or all of its Series A Preferred Shares (“Put option”); and the right to, upon the occurrence of certain conditions, purchase any or all of the Series A Preferred Shares held by the Group at the price and on the terms pre-defined (“Call option”). The exercise price payable for each of the option shares shall be the higher of, the original per share purchase price paid by QUALCOMM or the Group, increased at a continuous compounded growth rate of ten percent (10%) per annum including the date of full payment of the option price, as well as any declared and unpaid dividends accrued or accruing thereupon up until the date of redemption; and the amount equivalent to the business valuation performed by an independent professional valuation company that is mutually agreed upon by QUALCOMM and the Group, in proportion to QUALCOMM ‘s percentage of shareholding on a fully-diluted as converted basis.
The exercise price of the put option is the higher of a) calculated value (the “calculated value”), which is defined as the original per share purchase price paid by QUALCOMM increased at a continuous compounded growth rate of ten percent (10%) per annum including the date of full payment of the option price, as well as any declared and unpaid dividends accrued or accruing thereupon up until the date of redemption; and b) fair value, which is defined as the amount equivalent to the business valuation of Techsoft performed by an independent professional valuation company that is mutually agreed upon by QUALCOMM and the Group, in proportion to QUALCOMM ‘s percentage of shareholding on a fully-diluted as converted basis.
As the valuation of the put option is based on the valuation of Techsoft, a nonpublic company, it requires significant management judgment due to the absence of quoted market prices, and the lack of observable inputs. As a result, the Company has determined that the fair value of the put option is classified as Level 3 valuation within the fair value hierarchy under SFAS 157.
The fair value of Techsoft common share is determined using the income approach valuation methodology that includes discounted cash flows of Techsoft. The discounted cash flows were based on discrete four-year forecast developed by management for planning purposes, discounted at 25%. The fair value of Techsoft’s common shares as of December 31, 2008 is less than the calculated value and therefore, the value of the put option is based on the difference between the calculated value and the fair value of the common shares of Techsoft, having regard to the probability of Qualcomm exercising the option.
A reconciliation of the beginning and ending balances of the put option measured at fair value, on a recurring basis, using Level 3 inputs follows:

Balance at beginning of 2008	$318
Change in fair value of put option	855

Balance at end of 2008	$1,173

14.	SHARE-BASED COMPENSATION
SFAS 123(R) requires the Group to select a valuation technique that meets the measurement criteria set forth in the standard. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Nonvested share awards fair values are based on the closing price of the Company stock on the grant date.
As the stock options the Group granted vested during the year they were granted, the Group recognized the compensation cost for the option award immediately when they vested. For the nonvested shares with a graded vesting schedule, the Group recognized compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award.
During 2006, 2007, and 2008, the Group recognized compensation expense, net of forfeitures, of $35, $94 and $147, respectively, for stock-based compensation awards for which the requisite service was rendered during the year.

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
In August 2005, the Group granted 263,272 stock options to purchase ordinary shares to the two independent directors which would vest entirely in November 2005. The estimated fair value of the options granted was $0.62 on the date of grant using the Black-Scholes option pricing model. A zero forfeiture rate was used. The Group recognized $162 as share based compensation expense related to options in 2005.
In March 2006, the Group granted 131,636 stock options to an independent director which vested entirely on the grant date. The estimated fair value of the options granted was $0.45 on the date of grant using the Black-Scholes option pricing model. A zero forfeiture rate was used. Share based compensation expense of $59 was recognized upon the grant of the option. In August 2006, the Group cancelled the above mentioned stock options and issued 65,818 shares as a replacement, which fully vested immediately. Total fair value of stock options cancelled was $35 with each share option valued at $0.27 while total fair value of shares as of the grant date was $38 with each share valued at $0.58. An additional compensation expense of $3 was recognized in 2006 upon cancellation of share options and issuance of shares.
The following weighted-average assumptions were used for grants issued during the years ended December 31, 2005 and 2006 (there were no grants in 2007 and 2008):

	2005	2006

Average risk-free rate of return	4.1%	4.7%
Expected dividend yield	Nil	Nil
Expected volatility	35%	69.2%
Expected life (years)	10	5
The risk-free rate for periods within the contractual life of the option is based on the yield of U.S. Treasury bond with the same maturity as the contractual life of the option in effect at the time of grant. The expected life of options represents the period of time the granted options are expected to be outstanding. For the 2005 grants, the Group used the contractual term of the options because it did not believe it had a basis in history for estimating an expected life less than the contractual life. For the 2006 grants, the Group used the simplified method defined in Staff Accounting Bulletin No. 107 to estimate the expected life as the simple average of the vesting term and the contractual term. As management expected to grow the business with internally generated cash, management does not expect to pay dividend in the foreseeable future and has not paid any dividends to date and therefore used a zero dividend yield assumption. Expected volatilities are based on the historical volatility of the Company’s ADS and vesting period of the option to be issued.
Pursuant to the resignation of a former independent director during 2006, 131,636 stock options granted to him were forfeited as the stock options were not exercised within the time stipulated in the stock option agreement and accordingly $81 share based compensation expense was reversed.
As of December 31, 2008, there were 131,636 exercisable options. The fair value of option as of the grant date and the weighted average exercise price was $0.62 and $1.083 respectively with a remaining contractual life of 6.7 years.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
14.	SHARE-BASED COMPENSATION — continued
Nonvested stock

Number of
nonvested stock

Unvested at January 1, 2008	259,363
Granted during the year	—
Vested during the year	121,454
Forfeited during the year	105,000

Unvested at December 31, 2008	32,909

In July 2006, the Group granted 315,000 per share nonvested shares to the Chief Financial Officer for free with a vesting schedule of 3 years under 2005 Share Incentive Plan. The fair value of nonvested shares as of the grant date was $0.98 per share. On August 15, 2008, the Chief Financial Officer resigned and 105,000 of the remaining unvested shares were forfeited. As of the resignation date, 210,000 nonvested shares granted to the Chief Financial Officer had vested. The Group recorded share based compensation expense of $nil, $36 and $140 related to these nonvested shares for the years ended December 31, 2006, 2007 and 2008, respectively.
In August 2006, 65,818 and 65,818 nonvested shares were granted to two independent directors with half of the number of nonvested shares, 65,818 vested immediately and the other half, 65,818 vested on April 1, 2007. The fair value of nonvested shares as of the grant date was $0.58 per share. Share based compensation expense of $38, $38 and $nil for these nonvested shares was recognized for the years ended December 31, 2006, 2007 and 2008, respectively.
In November 2006, another 65,818 nonvested shares were granted to an independent director with half of the number of nonvested shares, 32,909 vested immediately and the other half, 32,909 vested on November 1, 2007. The fair value of nonvested shares as of the grant date was $0.50 per share. The Group recognized share based compensation expense of $16, $16 and $nil for these nonvested shares for the years ended December 31, 2006, 2007 and 2008, respectively.
In August 2007, another 65,818 nonvested shares were granted to an independent director with 25% of the number of nonvested shares, 16,455 vested immediately and the remaining 75%, 49,363 to be vested on August 12, 2008, 2009 and 2010 averagely. The fair value of nonvested shares as of the grant date was $0.28 per share. As of August 12, 2008, 32,909 nonvested shares had vested. The Group recognized share based compensation expenses of $4 and $7 for these nonvested shares for the years ended December 31, 2007 and 2008, respectively.
The intrinsic value of nonvested shares vested for the years ended December 31, 2006, 2007 and 2008 is $118, $99 and $33, respectively. As of December 31, 2008, the intrinsic value of 32,909 unvested shares was $3.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
15.	CANCELLATION OF TREASURY STOCK
In 2006, the Group had obtained the approval from the required shareholders and was authorized to repurchase up to $40 million of Group’s outstanding ADSs in the open market, depending on market conditions, ADS price and other factors and subject to the requirements of applicable law. The Group had purchased 577,000 ADSs, representing 8,655,000 ordinary shares from the NASDAQ stock market for treasury stock, through the share repurchase program and reduced the outstanding shares as of December 31, 2006. The respective 577,000 ADSs were cancelled by the Group in 2008. The carrying amount of the repurchase treasury stock is reclassified to additional paid-in capital. No ADS of the Group were purchased by or on behalf of the Group in 2007 and 2008.
16.	RELATED PARTY TRANSACTIONS
In 2006, there was no transaction with related parties.
In 2007, the Group purchased raw materials from its related parties, Techfaith Technology (Shenyang) Ltd. (“Techfaith Technology”) and De Ming Technology (Hangzhou) Ltd. (“De Ming”) (formerly known as Kang Mu Ni Electronics (Hangzhou) Ltd.) for $34 and $523, respectively. Techfaith Technology and De Ming are subsidiaries of Techfaith Electronics Limited, a company established in September 2007, of which the Group’s Founder and CEO holds 43% equity interest.
In 2008, Techfaith Technology becomes one of EMS providers of the Group. During the year ended December 31, 2008, the Group sold raw materials to Techfaith Technology for $18,805 and purchased products from Techfaith Technology for $17,031. The Group purchased raw materials from De Ming for $2,373.
As of December 31, 2008, amounts due from related parties are as follows:

	Year ended December 31,
	2007	2008

Techfaith Technology	$1,047	$5,537
De Ming	54	—

	$1,101	$5,537

As of December 31, 2008, amount due to related party is as follows:

	Year ended December 31,
	2007	2008

De Ming	$201	$419

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
17.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION
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
The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages three operating segments, handset design, product sales as well as wireless software and application. The Group’s online game business is included in the wireless software and application segment in 2008. Corporate assets are related to the bank balance of overseas companies that are not directly attributable to the other reportable segments. The Group uses gross profit as the measure of each operating segment.
The financial information for each operating segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment1 is as follows:

	Year ended December 31,
	2007	2008

Assets
Handset design	$61,527	$19,563
Products sales	150,014	194,089
Wireless software and applications	—	489
Reconciling amounts	23,320	5,923

Total assets	$234,861	$220,064

Reconciling assets:
Corporate assets	$23,320	$5,923

Investment in equity method investees	$—	$—

[1]	The Group’s chief operating decision maker only reviews revenue and cost for each operating segment. Expenses are not allocated to each segment.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
17.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION — continued

	Year ended December 31
	2006	2007	2008
Total expenditures for additions to long-lived assets
Handset design	$12,620	$4,019	$1,350
Product sales	11,173	9,800	13,398
Wireless software and application	—	—	5

Total capital expenditure	$23,793	$13,819	$14,753

	Year ended December 31
	2006	2007	2008
Revenue
Handset design	$42,860	$41,721	$19,123
Products sales	37,944	101,723	189,727
Wireless software and application	—	—	—

Total revenue	80,804	143,444	208,850

Cost of sales
Handset design	25,262	25,239	10,308
Products sales	29,843	79,556	157,377
Wireless software and application	—	—	—

Total cost of revenue	55,105	104,795	167,685

Gross profit	$25,699	$38,649	$41,165

Revenues for the Group`s product and service are shown in the table below:

	Year ended December 31,
	2006	2007	2008
Net revenues
Design fees	$29,864	$26,042	$15,488
Royalty income	7,674	7,772	1,158
Component sales related to design	5,322	7,854	2,260
Service income	—	53	217

Revenue related to handset design	42,860	41,721	19,123

Smart phones	18,035	36,444	99,952
Feature phones	452	47,424	82,335
Wireless Module	12,926	12,513	7,331
Other components	6,531	5,342	109

Product sales	37,944	101,723	189,727

Total net revenue	$80,804	$143,444	$208,850

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
17.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION — continued
Geographic information
Revenue, classified by the major geographic areas in which the Group’s customers are located (for design contract related revenue, based on the address of the customer who contracted with the Group; for product sales, based on the address to which the Group ships product), was as follows:

	Year ended December 31,
	2006	2007	2008

Revenue from countries other than the PRC: (1)
Egypt	$4,001	$1,954	$1,275
India	—	—	3,608
Japan	5,447	11,641	6,783
Nigeria	—	4,080	2,470
Russia	3,968	4,746	5,715
South Africa	—	—	5,745
Thailand	—	4,452	4,662
Turkey	—	—	4,379
United States	1,533	2,526	3,911
United Arab Emirates	12,636	—	—
Other countries	7,765	15,567	12,891

Total revenue from countries other than PRC	35,350	44,966	51,439

Revenue from PRC (2)	45,454	98,478	157,411

Total revenue	$80,804	$143,444	$208,850

(1)	For design contract related revenue, includes revenue generated from contracts for which the contract party is incorporated outside the PRC. For product sale revenue, includes shipments to customers outside the PRC.

(2)	For design contract related revenue, includes revenue generated from contracts for which the contract party is incorporated in the PRC. For product sale revenue, includes shipments to customers in the PRC.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
18.	COMMITMENTS
(a)	Purchase commitments
The Group also used EMS providers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Group enters into contracts with certain manufacturers that allow them to procure inventory based on criteria defined by the Group. As of December 31, 2008, the Group had commitments under non-cancellable contracts that future minimum purchases are $6,253 in 2009.
(b)	Operating lease as lessee
The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2011. Rental expenses under operating leases for the years ended December 31, 2006, 2007 and 2008 were $2,008, $684 and $514, respectively.
Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

2009	$995
2010	952
2011	231

$2,178

(c)	Capital commitments
As of December 31, 2008, capital commitments for construction of property and purchase of plant, machinery and equipment are $16,226 which will be due in 2009.
19.	MAJOR CUSTOMERS AND CREDIT CONCENTRATION
The following table summarizes net revenues and accounts receivable for customers that accounted for 10% or more of the Group’s net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2006	2007	2008

A	15.6%	N/A	N/A
B	N/A	11.0%	N/A
C	N/A	N/A	12.3%

	15.6%	11.0%	12.3%

A small number of customers have historically accounted for a substantial portion of our net revenue. In 2006, 2007 and 2008, our top three customers collectively accounted for approximately 28.5%, 25.0% and 28.8%, respectively, of our net revenues.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
19.	MAJOR CUSTOMERS — continued

	Accounts receivable
	As of December 31,
	2007	2008

A	25.1%	22.0%
B	N/A	14.2%

	25.1%	36.2%

20.	NET (LOSS) INCOME PER SHARE
The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Year ended December 31,
	2006	2007	2008

Net income (loss) (numerator), basic and diluted	$(8,793)	$(3,272)	$8,001

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	656,255,882	649,807,421	649,972,306
Effect of dilutive securities:
Weighted average shares from assumed vest of nonvested shares	—	—	90,006

Weighted average shares used in computing diluted net income per share	656,255,882	649,807,421	650,062,312

Net income (loss) per share, basic	$(0.01)	$(0.01)	$0.01

Net income (loss) per share, diluted	$(0.01)	$(0.01)	$0.01

As of December 31, 2006 and 2007, the Group had 545,363 and 390,999 ordinary shares equivalents outstanding that could have potentially diluted basic income (loss) per share in the future, but which were excluded in the computation of diluted income (loss) per share in the years presented, as their effect would have been anti-dilutive.
As of December 31, 2008, the Group had 131,636 ordinary shares equivalents outstanding that could have potentially diluted basic income (loss) per share in the future, but which were excluded in the computation of diluted income (loss) per share in the years presented, as their effect would have been anti-dilutive.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
21.	MAINLAND CHINA CONTRIBUTION AND PROFIT APPROPRIATION
Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $5,046, $5,304 and $4,511 for the years ended December 31, 2006, 2007 and 2008, respectively.
The Group is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the years ended December 31, 2006, 2007 and 2008 amounted to $3,802, $3,863 and $3,165 respectively. The local labor bureaus are responsible for the medical benefits and pension liability to be paid to these employees. The Group has no further commitments beyond its monthly contribution.
Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiaries. These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. The Company has made appropriation to these statutory reserve funds of $720 and $1,729 for the year ended December 31, 2007 and 2008, respectively.
22.	STATUTORY RESERVES
As stipulated by the relevant law and regulations in the PRC, the Company’s subsidiaries and variable interest entity in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserve were $6,813 and $8,542 as of December 31, 2007 and 2008, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
23.	SUBSEQUENT EVENT
On May 15, 2009, IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P.(collectively, the “IDGVC Partners”) and Infiniti Capital Limited signed a definitive agreement with the Company to make a total of US$20 million investment in One Net through its parent company, Leo Technology, a wholly-owned subsidiary of the Company. One Net focuses on the development and operation of wireless gaming applications. IDGVC Partners’ US$10 million investment will be in the form of a convertible note convertible into ordinary shares of Leo Technology or the Company at the option of the note holder, and Infiniti Capital Limited will invest US$10 million cash in Leo Technology’s common equity.
On June 9, 2009, Leo Technology issued to IDGVC Partners, senior secured convertible promissory notes with an aggregate principal amount of US$10 million, a maturity date of three years and an interest rate of 8% per annum compounded annually. At the earlier of (i) 30 months after the note issuance date if a qualified initial public offering of the note issuer has not occurred by that time, or (ii) the occurrence of an event of default, the note holders may also require the note issuer to redeem the notes in cash equal to the redemption amount plus an annual return of 20% compounded annually on the redemption amount, accrued but unpaid dividend (if any) and late charges (if any). The notes are convertible into the Company’s ordinary shares or Leo Technology’s ordinary shares at the option of the note holders.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	$23,010	$5,633
Amounts due from subsidiaries	78,414	96,060
Prepaid expenses and other current assets	164	136

Total current assets	101,588	101,829

Goodwill	6	6
Investment in subsidiaries	70,734	90,153

TOTAL ASSETS	$172,328	$191,988

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$319	$1,180

Total current liabilities	319	1,180

Shareholders’ equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, 649,913,136 in 2007 and 650,034,590 in 2008	13	13
Additional paid-in capital	110,327	105,846
Treasury stock, at cost (8,655,000 and nil shares as of December 31, 2007 and 2008, respectively)	(4,628)	—
Accumulated other comprehensive income	13,776	24,427
Retained earnings	52,521	60,522

Total shareholders’ equity	172,009	190,808

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$172,328	$191,988

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
CONDENSED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2006	2007	2008

Net revenues	$—	$—	$—

Operating expenses:
General and administrative	(239)	(131)	(250)

Total operating expenses	(239)	(131)	(250)

Loss from operations	(239)	(131)	(250)
Interest income	3,077	1,800	346
Equity in earnings (loss) of subsidiaries	(11,362)	(4,898)	8,760
Change in fair value of put option	(269)	(43)	(855)

Income (loss) before income taxes	(8,793)	(3,272)	8,001
Income taxes	—	—	—

Net income (loss)	$(8,793)	$(3,272)	$8,001

Net income (loss) per share:
Basic	$(0.01)	$(0.01)	$0.01

Diluted	$(0.01)	$(0.01)	$0.01

Weighted average shares used in computation:
Basic	656,255,882	649,807,421	649,972,306

Diluted	656,255,882	649,807,421	650,062,312

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

					Accumulated		Total
			Additional		other		share	Com-
	Ordinary shares		paid-in	Treasury	comprehensive	Retained	holders’	prehensive
	Number	Amount	capital	stock	income	earnings	equity	Income (loss)

Balance at January 1, 2006	658,183,409	$13	$109,798	$—	$1,456	$64,586	$175,853
Foreign currency translation adjustments	—	—	—	—	3,883	—	3,883	$3,883
Share-based compensation	164,545	—	116	—	—	—	116	—
Forfeiture of stock options	—	—	(81)	—	—	—	(81)	—
Repurchase of ordinary shares	(8,655,000)	—	—	(4,628)	—	—	(4,628)	—
Net loss	—	—	—	—	—	(8,793)	(8,793)	(8,793)

Balance at December 31, 2006	649,692,954	13	109,833	(4,628)	5,339	55,793	166,350	$(4,910)

Foreign currency translation adjustments	—	—	—	—	8,437	—	8,437	$8,437
Share-based compensation	220,182	—	94	—	—	—	94	—
Reduction in underwriters’ cost for the IPO*	—	—	400	—	—	—	400	—
Net loss	—	—	—	—	—	(3,272)	(3,272)	(3,272)

Balance at December 31, 2007	649,913,136	13	110,327	(4,628)	13,776	52,521	172,009	$5,165

Cancellation of treasury stock	—	—	(4,628)	4,628	—	—	—	$—
Foreign currency translation adjustments	—	—	—	—	10,651	—	10,651	10,651
Share-based compensation	121,454	—	147	—	—	—	147	—
Net income	—	—	—	—	—	8,001	8,001	8,001

Balance at December 31, 2008	650,034,590	$13	$105,846	$—	$24,427	$60,522	$190,808	$18,652

*	The amount was the reversal of the accrual of IPO underwriter fee after the Group confirmed in the first quarter of 2007 that this amount would not be paid.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2006	2007	2008
Operating activities:
Net income (loss)	$(8,793)	$(3,272)	$8,001
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of share-based compensation	116	94	147
Reversal of share-based compensation	(81)	—	—
Change in fair value of put option	269	43	855
Gain or loss from long term investment	11,640	4,788	(8,768)
Change in operating assets and liabilities:
Amounts due from subsidiaries	(41,380)	(20,400)	(17,646)
Prepaid expenses and other current assets	(98)	10	28
Accrued expenses and other current liabilities	(175)	401	6

Net cash used in by operating activities	(38,502)	(18,336)	(17,377)

Investing activities:
Investment in a subsidiary	(7,000)	—	—

Net cash used in investing activities	(7,000)	—	—

Financing activities
Proceeds from issuance of shares upon initial public offering	—	—	—
Repurchase of ordinary shares from market	(4,628)	—	—

Net cash used in by financing activities	(4,628)	—	—

Net decrease in cash and cash equivalents	(50,130)	(18,336)	(17,377)
Cash and cash equivalents at the beginning of the year	91,476	41,346	23,010

Cash and cash equivalents at the end of the year	$41,346	$23,010	$5,633

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
The Company and its subsidiaries and its variable interest entities are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and variable interest entities are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and variable interest entities is reported as earnings from subsidiaries and variable interest entities in the accompanying condensed financial information of parent company.
3.	INCOME TAXES
The Company is a tax exempted company incorporated in the Cayman Islands.

EXHIBIT INDEX

Exhibit
Number	Document

4.8*	Code of Business Conduct and Ethics of the Registrant, as amended.

8.1*	Subsidiaries of the Registrant.

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of Genland Law Firm.

*	Filed with this annual report on Form 20-F.