Form 20-F
period 2009-12-31
China Techfaith Wireless Communication Technology LTD
filed 2010-05-19
CIK 1316317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
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
Beijing 100176
People’s Republic of China
Phone: +86 10 5822 8390
Email: Jay.ji@techfaith.cn
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary shares, par value US$0.00002 per share*	The NASDAQ Stock Market LLC
(The NASDAQ Global Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Market of American depositary shares, each representing 15 ordinary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 650,156,045 ordinary shares, par value US$0.00002 per share.
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

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by	Other ☐
the International Accounting Standards Board ☐
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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION
In this annual report, unless otherwise indicated,
• “China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau; and
• “Glomate” refers to Glomate Mobile (Beijing) Co., Ltd., our 51% owned subsidiary in China;
• “One Net” refers to One Net Entertainment Limited (formerly known as Techfaith Interactive Technology (Beijing) Limited, and before then, Techfaith Wireless Communication Technology (Beijing) Limited II and Beijing Centel Technology R&D Co., Ltd.),our wholly owned subsidiary in China;
• “QIGI Technology” refers to QIGI&BODEE Technology (Beijing) Co., Ltd., our variable interest entity in China;
• “RMB” refers to Renminbi, the legal currency of China, and “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;
• “shares” or “ordinary shares” refers to our ordinary shares and “ADSs” refers to our American depositary shares, each of which represents 15 ordinary shares;
• “Techfaith China” refers to Techfaith Wireless Communication Technology (Beijing) Limited (formerly known as Beijing Techfaith R&D Co., Ltd.), our wholly owned subsidiary in China;
• “Techfaith Hangzhou” refers to Techfaith Wireless Communication Technology (Hangzhou) Limited, our wholly owned subsidiary in China;
• “Techfaith Intelligent Handset Beijing” refers to Techfaith Intelligent Handset Technology (Beijing) Limited, our wholly owned subsidiary in China;
• “Techfaith Interactive” refers to Beijing Techfaith Interactive Internet Technology Limited, our variable interest entity in China;
• “Techfaith Shanghai” refers to Techfaith Wireless Communication Technology (Shanghai) Limited (formerly known as Leadtech Communication Technology (Shanghai) Limited), our wholly owned subsidiary in China;
• “Techfaith Shenzhen” refers to Techfaith Wireless Communication Technology (Shenzhen) Limited, our wholly owned subsidiary in China;
• “TechSoft” refers to Techfaith Software (China) Limited, a wholly owned subsidiary, located in China, of Techfaith Software (China) Holding Limited, our 70% owned joint venture with QUALCOMM Incorporated in the Cayman Islands; and
• “we,” “us,” “our company,” “our” and “Techfaith” refer to China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entities.
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

PART I
ITEM 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
ITEM 2. Offer Statistics and Expected Timetable
Not Applicable.
ITEM 3. Key Information
A. Selected Financial Data
The following tables set forth our selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements that are not included in this annual report.

	For the Year Ended December 31,
	2005	2006	2007(1)	2008	2009
	(In thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	$90,110	$80,804	$143,444	$208,850	$211,076
Gross profit	55,049	25,699	38,649	41,165	38,211
Operating expenses	(14,290)	(40,728)	(47,440)	(40,125)	(24,881)
Government subsidy income	—	180	1,734	3,081	481
Other operating income	—	—	—	2,443	—
Income (Loss) from operations	40,759	(14,849)	(7,057)	6,564	13,811
Equity in loss of an affiliate	—	(393)	(851)	—	—
Net income (loss)	42,854	(10,208)	(3,621)	7,349	4,974

Less: Net income (loss) attributable to noncontrolling interest (2)	(1,469)	1,808	1,200	652	1,363

Net income (loss) attributable to Techfaith	$41,385	$(8,793)	$(3,272)	$8,001	$6,337
Earnings per share:
Net income (loss) per share attributable to Techfaith
— Basic	$0.07	$(0.01)	$(0.01)	$0.01	$0.01
— Diluted	$0.07	$(0.01)	$(0.01)	$0.01	$0.01
Shares used in per share computation
— Basic	604,011,009	656,255,882	649,807,421	649,972,306	650,057,866
— Diluted	626,626,671	656,255,882	649,807,421	650,062,312	720,889,120

	As of December 31,
	2005	2006	2007(1)	2008	2009
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$137,207	$113,172	$84,754	$78,926	130,544
Accounts receivable	34,060	37,229	40,014	37,804	28,992
Inventories	4,974	8,546	50,763	37,763	22,937
Total assets	194,163	207,714	234,861	220,064	250,667
Total current liabilities	15,335	37,123	60,739	28,248	28,700
Total non-current liabilities	—	—	—	—	15,441
Number of ordinary shares issued	658,183,409	649,692,954	649,913,136	650,034,590	650,156,045
Treasury stock	—	8,655,000	8,655,000	—	918,000
Total liabilities and equity	194,163	207,714	234,861	220,064	250,667

(1)	We adopted authoritative guidance on accounting for uncertainty in income taxes on January 1, 2007, prospectively.

(2)	We adopted authoritative guidance on noncontrolling interests in consolidated financial statements on January 1, 2009, retrospectively.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
Risks Related to Our Business
Our limited operating history makes evaluating our business and prospects difficult.
We commenced operations in July 2002 and completed our first mobile handset design project in September 2003. We started selling completed handsets in 2006 and such product sales constituted 97.6% of our total net revenues in 2009. We started to develop our online and mobile game business in 2008 and it constitutes less than 1.0% of our total revenues in 2009, but we expect it to become an increasingly significant contributor to our total net revenues beginning in 2010. We have a limited operating history, especially in the game business, which may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:
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
If we do not succeed in our expansions into new businesses, our future results of operations and growth prospects may be materially and adversely affected.
As part of our growth strategy, we enter into new businesses from time to time, including the branded mobile phone business and the game business, to generate additional revenue streams. Expansions into new businesses may present operating and marketing challenges that are different from those that we currently encounter. For each new business into which we enter, we face competition from existing leading players in that business. If we cannot successfully address the new challenges and compete effectively against the existing leading players in each new business, we may not be able to develop a sufficiently large customer and user base, recover costs incurred for developing and marketing new businesses, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.
The slow-down of economic growth in China and the global economic downturn have adversely affected our business, and may materially and adversely affect our business growth and profitability.
Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and the mobile handset and mobile and online game industries in China. Although the economy in China has grown significantly in the past decades, any slow-down of economic growth in China could reduce expenditures for mobile handsets and mobile and online games, which in turn may adversely affect our operating results and financial condition.

The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies have entered into recession. China’s economy has recently recovered after a significant slowdown that began in the second half of 2008, but it is uncertain whether such recovery will continue into the rest of 2010 and beyond. In addition, to cope with the global economic downturn, we undertook a human resource restructuring throughout 2008. Under this plan, we streamlined business processes to improve efficiency. As a result, the number of our employees was reduced from 1,363 as of December 31, 2007 to 522 as of December 31, 2008. As of December 31, 2009, we had 518 employees. There is no assurance that we can continue to effectively meet market demand with our current restructured work force. If we cannot timely and effectively meet market demand with our restructured work force, our business may be materially and adversely affected.
Any persistent slow-down in China’s economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to mobile handset and gaming products and services. If consumer demand for products and services we offer decreases, our revenues may decline. Furthermore, the recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slow-down of the Chinese economy may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by the continuing global economic downturn and the slow-down of the Chinese economy.
If we cannot keep up with industry standards and design or offer for sale new mobile handset models in a timely and cost-efficient manner to meet customer demand, our business will be materially and adversely affected.
The mobile handset market is characterized by changing end-user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. If we cannot design or offer for sale new mobile handset models in a timely and cost-efficient manner to meet our customers’ demand, our business will be materially and adversely affected.
As the market for 2.75G and third-generation, or 3G, mobile handsets continues to develop, our existing and potential customers may increasingly demand 2.75G and 3G mobile handsets. Since 2006, we have begun to design 2.75G, 3G and 3.5G mobile handsets. We have received orders for 3G and 3.5G mobile handset designs and in 2007 we launched the WCDMA/GSM dual mode dual standby phone. In 2009, we launched motion sensor gaming mobile devices and TV phones. During 2009 we have also received increased sales orders from our customers for the above products. However, we cannot assure you that there will be sufficient customer demand for such phones in the future. Further, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality and time to completion. Our failure to meet customer demand could hurt our reputation and affect our business and results of operation.
If our customers fail to achieve success in their business, our business and results of operations may be materially and adversely affected.
If any of our major customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our business in mobile handset design services and product sales. Accordingly, our success depends on our customers’ success in their business. Our largest customer in 2007, 2008 and 2009 contributed approximately 11.0%, 12.3% and 14.1%, respectively, of our net revenues, and our largest three customers in 2007, 2008 and 2009 contributed approximately 25.0%, 28.8% and 34.2% of our net revenues, respectively. We are not certain whether our customers will be able to achieve success in their business and how long they will remain competitive in their business even if initially successful. If any of these customers experiences financial difficulty or is otherwise unable to achieve success in its own business, our business and results of operations may be materially and adversely affected.

We may cease to be profitable and experience net losses in the future.
Although we had recorded net income in 2008 and 2009, a net loss was recorded in 2006 and 2007. We cannot assure you that our return to profitability will continue in the future. We continue to cut down our operating expenses in proportion to our sales to control cost, but any decrease or delay in generating additional revenues could materially and adversely affect our results of operations and lead to substantial operating losses as the operating expenses might not decrease to the same extent that revenues decline. In addition, competition from other independent mobile handset design service providers and original design manufacturers may exert downward pressure on our prices. If we do not achieve profitability or otherwise meet the expectations of securities analysts and investors, the market price of our ADSs will likely decline.
We are exposed to the inventory risk and the credit risk of our customers.
As our product sales constitute the majority of our revenues, we are correspondingly exposed to inventory risks. Although we arrange with our electronics manufacturing services, or EMS, providers for product manufacturing according to the sales orders we receive, we nevertheless need to order some raw material and components in advance of assigning them to the EMS providers and to build inventory in advance of customers’ orders to balance the longer lead time for components and shorter delivery time requested by our customers. Because demand for our products is affected by a number of factors, including competition and general economic conditions, there is a risk that we may forecast customer demand incorrectly and order from third parties excess or insufficient inventories of particular products.
In addition, credit risk of our customers may arise from events or circumstances beyond our control. For instance, an economic downturn may cause our customers to default under the product sales contracts with us and expose us to the risk that our customers may refuse to buy from us the number of mobile handsets specified in their purchase orders or may not be able to pay us timely or at all in accordance with the sales contracts. Even if we may sometimes be able to retain as penalties the partial prepayments or deposits received from such defaulting customers, this might not be sufficient to offset the resulting loss of profits and the increased cost of unsold inventory. If our customers default in paying us, we would have to make provisions for doubtful debts or incur bad debt write-offs and our business would be materially and adversely affected.
We are dependent on our suppliers and EMS providers for timely manufacturing and delivery of the products sold to our customers.
We rely on our suppliers for procuring the raw materials and components required for the manufacturing of the mobile handsets that we sell to our customers. As we do not have our own manufacturing facilities, we rely on EMS providers for assembling and manufacturing these products. If these suppliers or EMS providers fail to deliver their goods or services to us in a timely manner, our ability to deliver the finished products to our customers on a timely basis will be affected. If we fail to maintain our relationships with existing suppliers or EMS providers or fail to find new suppliers or EMS providers on competitive terms, our business operations and financial results may be materially and adversely affected.

The mobile handset market in China is highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.
The mobile handset market in China is intensely competitive and highly fragmented. We face current and potential competition from established suppliers of wireless communications solutions to mobile device manufacturers. These competitors include original design manufacturers such as Arima Communications, BenQ Corp., Compal Communications and Longcheer Holdings Limited.
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
We face the risks of uncertainties regarding the growth of the mobile and online games business and market acceptance of our mobile and online games and in-game items.
The mobile and online games business, our newly developing business area, is a relatively new and evolving industry and concept. The growth of the mobile and online games business and the level of demand and market acceptance of our mobile and online games are subject to a high degree of uncertainty. In spite of the significant resources we have devoted to this new business, our future operating results with respect to mobile and online games will depend on numerous factors beyond our control, including:
•	the growth in mobile handset use, personal computer use, Internet use and broadband users and mobile and online games penetration in China and other markets in which we offer our mobile and online games, and the rate of any such growth;
•	whether the mobile and online games business, particularly in China, continues to grow and the rate of any such growth;
•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;
•	the availability and popularity of other forms of entertainment;
•	changes in consumer demographics and public tastes and preferences;
•	the popularity and price of new mobile and online games and in-game items that our competitors launch and distribute; and
•	market acceptance of our newly designed games.
Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, for instance, massive multiplayer online role-playing games, or MMORPGs, are popular in China. However, there is no assurance that MMORPGs will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or of the MMORPGs that we offer, will likely adversely affect our business and prospects. There is no assurance that we would able to track and respond to these changes in consumer preferences in a timely and effective manner.

Our strategy to acquire or invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.
As part of our plan to expand our product and service offerings, we have made and intend to make strategic acquisitions or investments in the highly fragmented mobile handset and mobile and online game industries in China. Our strategic acquisitions and investments could subject us to uncertainties and risks, including:
•	high acquisition and financing costs;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve our intended objectives, benefits or revenue-enhancing opportunities;

•	cost of, and difficulties in, integrating acquired businesses and managing a larger business;

•	potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board; and

•	diversion of our resources and management attention.
Our failure to address these uncertainties and risks may have a material adverse effect on our financial condition and results of operations. In addition, we establish strategic alliances with various third parties to further our business purpose from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business.
Our business depends substantially on the continued use of certain intellectual property rights, and any termination of or infringement upon such rights may harm our business and competitive position.
Our business depends substantially on the use of certain intellectual property rights. For example, we are dependent on QUALCOMM Incorporated, or QUALCOMM, for CDMA- and WCDMA-related technology we use in designing, manufacturing and selling CDMA- and WCDMA-based mobile handsets. Suspension or termination of our CDMA and WCDMA license agreement by QUALCOMM could adversely affect our business and prospects, because we may not be able to obtain alternative licenses in a timely manner to meet our customers’ demands.
We rely on a combination of patent, trademark, trade secret laws and copyrights, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and the steps we have taken to protect our intellectual property may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us, which could harm our business and competitive position. Although we are not currently involved in any litigation, we may need to resort to court action to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

We may face intellectual property infringement and other claims that could be time-consuming and costly to defend and result in our loss of significant rights.
Other parties may assert intellectual property infringement and other claims against us. Litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to pay substantial damages to the party claiming infringement, develop alternate non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Parties asserting infringement claims may be able to obtain an injunction, which could prevent us from providing our services or using technology that contains the allegedly infringing intellectual property. While currently we do not have any on-going infringement claims against us, we had in the past been, and may in the future be, subject to claims by other parties alleging infringements of their intellectual property rights by our products. To resolve such claims, we may be required to pay licensing fees to third parties, which could adversely affect our financial condition. Any such claims against us could have a material adverse effect on our business, operating results or financial condition.
Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.
Our future success depends heavily upon the continued services of our senior executives, especially our Chairman and Chief Executive Officer, Mr. Defu Dong. We rely on the experience of our senior executives in mobile handset design and manufacturing, business operations and selling and marketing and on their relationships with our customers. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.
Several executives of our company, including Mr. Defu Dong, have been involved in litigation, arbitration or administrative proceedings in the past. Although we are not aware of any pending claims against us or our executives, any future litigation or administrative proceedings involving any of our key executives may result in diversion of management attention away from our business, or damage to our reputation. In addition, if any of our executives joins a competitor or forms a competing company, we may lose our customers. If any disputes arise between our executive officers and us, we cannot assure you the extent to which our rights could be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”
We may incur losses due to business interruptions resulting from the occurrence of adverse public events such as outbreak of epidemics, acts of terrorism, fires and natural catastrophes such as earthquakes.
In April 2009, influenza A, or H1N1, a new strain of flu virus, was discovered in North America and quickly spread to other parts of the world, including China. In June 2009, the World Health Organization formally declared a H1N1 pandemic. Any prolonged recurrence of an H1N1, avian flu or SARS epidemic or other adverse public health developments in China may lead to, among other events, quarantines or closures of our offices which could severely disrupt our operations or the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of H1N1 influenza, avian flu, SARS or any other epidemic.

In addition, acts of terrorism, fires or natural disasters such as earthquakes that affect where our principal offices are located or other locations where we have substantial business operations, may lead to significant loss of revenue by disrupting our business operations and may also materially and adversely affect our business.
Failure to maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.
We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in each of their annual reports. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of each public company’s internal controls over financial reporting. These requirements apply to this annual report on Form 20-F.
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2009. See “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to maintain the effective internal controls in the future, and if we fail to maintain effective internal controls in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002.
We are subject to product liability or product recall exposure and have limited insurance coverage.
Our sales agreements with customers require us to recall products that we, a regulatory body or any of our customers determine as failing to meet pre-determined specifications, standards, laws, regulations or containing substantial defects or substantial product hazards which could cause damage. These events may be considered a breach of our purchase agreement warranty to our customers and we may be required to bear all costs related to the resulting product recalls.
As we continue to sell completed feature phones and smart phones to our customers in 2009, we are exposed to potential product liability claims in the event that the use of our products causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether successful or not, are costly and time-consuming to defend. Also, in the event that our products prove to be defective, we may be required to recall or redesign such products, which could result in substantial costs, diversion of management attention and resources and damage to our reputation. However, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries.
We cannot assure you that product liability insurance will continue to be available to us on commercially reasonable terms, if at all. A product liability claim, with or without merit, could result in significant adverse publicity against us and could negatively impact the marketability of our products and our reputation, which in turn could materially and adversely affect our business, financial condition and results of operations. In addition, we do not have any business interruption insurance coverage for our operations. Any business disruption or natural disaster could result in substantial costs and diversion of resources and materially and adversely affect our business.

We are subject to risks from customers’ claims for refund and liquidated damages.
Our agreements with many customers contain refund and liquidated damages provisions, which entitle the customers to demand a refund and liquidated damages if we cannot complete a mobile handset design by a specified deadline, or if the requisite certifications cannot be obtained, or if we cannot timely deliver our smart phone or feature phone products to our customers. We cannot assure you that we will be able to successfully perform under every customer contract, or that costs associated with refunds and liquidated damages will not be material. Under the realigned business of providing turn-key solutions to our smart phone customers, we will outsource the assembly of final handset products to third-party companies. Any failure of such assembly companies in timely delivering to us the finished products with the stipulated quality will cause us to be liable to our customers.
Defects in our mobile handset designs could result in loss of customers and claims against us.
Our mobile handset designs are complex and must meet stringent quality requirements. Complex designs such as mobile handset designs sometimes contain defects, errors and bugs when they are first introduced. If any of our designs have reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged, and customers may be reluctant to continue to contract with us, which could harm our ability to retain existing customers and attract new customers. Because we cannot test for all possible scenarios, our designs may contain errors that are not discovered until mass production of mobile handsets. These problems may result in a loss of our customers as well as claims against us. We face such risk not only in the case of the customers for our handset design services, but also in the case of the customers for our product sales. As our revenues continue to be increasingly dominated by product sales, any design defects in the mobile handsets that we sell to such customers may subject us to liability. We cannot assure you that we will not be subject to claims by our customers in the future, and if we fail on the merits of these claims, our business and results of operations could be materially and adversely affected.
Risks Related To Doing Business in China
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.
Our business operations are primarily conducted in China and we believe that a significant portion of the mobile handsets we design are sold to end users in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the mobile handset industry. Such developments could materially and adversely affect our business, lead to reduction in demand for our services and materially and adversely affect our competitive position.
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game and mobile game industry, we could be subject to severe penalties and our business, financial condition and results of operations may be materially and adversely affected.
As a Cayman company, we are classified as a foreign enterprise under PRC laws and regulations. Certain PRC regulations restrict foreign ownership of companies that operate mobile games or online games and prohibit foreign and foreign-invested enterprises from applying for or holding the licenses required to operate online games in China or to provide Internet information content, such as online advertising. In light of these regulations, we entered into contractual arrangements with our variable interest entity in the PRC, Techfaith Interactive, in May 2009, under which Techfaith Interactive is to operate all of our mobile and online game business in China. Techfaith Interactive holds the necessary license to operate our mobile and online game business in China. For details of our arrangement with Techfaith Interactive, see “Item 4. Information on the Company—A. History and Development of the Company” and footnote 1 to our consolidated financial statements as attached to this annual report on Form 20-F.

We currently conduct our mobile and online game business entirely through contractual arrangements with Techfaith Interactive. These contractual arrangements include exclusive business cooperation agreements where we provide complete business support services and consulting services to Techfaith Interactive in exchange for a fee that constitutes substantially all of the net income of Techfaith Interactive. If the relevant government authorities finds that these agreements that establish the structure for operating our China game business do not comply with the above restrictions on foreign investment in the online game and mobile game business, we could be subject to severe penalties and our business, financial condition and results of operations may be materially and adversely affected.
The laws and regulations governing the online and mobile game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating subsidiaries or variable interest entities fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.
All Internet-related businesses in China, including the operation of online games, is highly regulated by the PRC government. See “Item 4. Information on the Company—B. Business Overview—Regulation.” Techfaith Interactive, through which we operate our online games business in the PRC, is required to obtain applicable permits or approvals from different regulatory authorities in order to operate online games. If Techfaith Interactive fails to obtain or maintain any of the required permits or approvals or if any of our practice is later challenged by government authorities, we may also be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.
As the online game industry is at an early stage of development in China, new laws and regulations may be adopted in the future to address new issues that arise from time to time, such as online advertising and the use of virtual currency in online games. Also, different regulatory authorities may have different views regarding the licensing requirements for the operation of online games and related businesses. As a result, there is, and will continue to be, substantial uncertainty in the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry and related businesses. While we believe that we are in material compliance with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations in the future.
Additional government regulations resulting from negative publicity in China regarding online games or otherwise may have a material adverse effect on our business, financial condition and results of operations.
Currently there are no laws or regulations in the PRC specifically governing virtual asset property rights and if we, as an online game operator, are found to have liabilities regarding losses of virtual assets, our business and operations maybe materially and adversely affected.
In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of a user’s game characters, are acquired and accumulated. Such virtual assets can be important to online game players and in some cases are exchanged between players for monetary value. Virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service or by a network crash. It is unclear under PRC law whether an operator of online games such as Techfaith Interactive would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Several past judgments by PRC courts have required the online game operators to return the virtual items or be liable for the loss and damage incurred from the loss of the virtual items. In case of a loss of virtual assets, Techfaith Interactive may be sued and may be held liable for damages, which may negatively affect our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Virtual Assets.”

Our business benefits from certain tax incentives, and changes to these tax incentives could adversely affect our operating results.
Our business tax is primarily governed by the new Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. Prior to December 31, 2008, Techfaith China and Techfaith Intelligent Handset Beijing applied for High and New Tech Enterprises, or HNTE, status that would allow for a reduced applicable tax rate under the EIT Law. The official HNTE certificates were issued to Techfaith China and Techfaith Intelligent Handset Beijing on December 24, 2008. While the certificates are valid for three years, we believe we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Accordingly, Techfaith China and Techfaith Intelligent Handset Beijing have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future.
Some of our Chinese subsidiaries, including Techfaith Shanghai, Techfaith Shenzhen, TechSoft and Techfaith Hangzhou, also enjoyed various tax exemptions because they were qualified as “production enterprises” before January 1, 2008 . Based on the transition rules of the EIT Law, those Chinese subsidiaries continue to enjoy preferential tax rates from 2008 through 2011 due to the preferential tax qualification obtained prior to January 1, 2008. Those subsidiaries in China will not continue to receive such preferential tax treatment after the transition period. There is no assurance that our subsidiaries in China will continue to receive any other preferential tax treatment. If any of these incentives are reduced or eliminated by government authorities in the future, the effective tax rates of our subsidiaries in China and our effective tax rates on a consolidated basis could increase significantly. Any such change could adversely affect our operating results. See “Item 4. Information on the Company—B. Business Overview—Regulations—Tax.”
Under the EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangement with China that provides for a different withholding arrangement. Dividends of our PRC subsidiaries that are directly held by our Hong Kong subsidiary historically benefited from a reduced withholding tax rate of 5% under the arrangement to avoid double taxation between Hong Kong and the PRC. However, under recently implemented PRC regulations, now our Hong Kong subsidiary must obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the 5% preferential withholding tax rate in accordance with the double-taxation agreement between the PRC and Hong Kong. As stipulated in implementing rules published in year 2009, our Hong Kong subsidiary shall fulfill the requirement for “beneficial owner” of the dividend to enjoy the preferential withholding tax rate but given the relatively short history of these implementing rules, we cannot assure you that our Hong Kong subsidiary would be able to qualify for the 5% preferential withholding tax rate in the future.
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

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our income originated both within and outside the PRC and PRC income tax withholding for any dividends we pay to our non-PRC shareholders.
Under the EIT Law and relevant implementing rules, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The implementing rules of the EIT Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Based on our analysis of the current facts, we believe that Techfaith, and its overseas subsidiaries should not be treated as resident enterprises for PRC tax purposes. It continues to be unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2008 and 2009, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that Techfaith or its overseas subsidiaries should be treated as a “resident enterprise” for PRC tax purposes after January 1, 2008, the effective date of the EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, unless such dividend income is otherwise exempted from taxable income under the EIT Law. If we and our overseas subsidiaries are treated as “resident enterprises” and are required to pay income tax for dividends received from subsidiaries, it will materially and adversely affect our financial condition and results of operations.
With the 10% PRC dividend withholding tax imposed by the EIT Law in 2008, we will incur an incremental PRC tax cost when PRC profits are distributed to ultimate shareholders. In addition, if we are determined to be a PRC resident enterprise under the new PRC tax system and receive income other than dividends, our profitability and cash flow would be adversely impacted due to our worldwide income being taxed in China under the new PRC tax law.
Moreover, under the EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although our company is incorporated in the Cayman Islands, it remains unclear whether the dividends payable by us or the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax on our dividend payments will reduce the returns of your investment.
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

Although our reporting and financial statements are expressed in the U.S. dollar, the majority of our revenues are denominated in Renminbi and only a small portion of our cost of revenues is denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our cost of revenues and profit margins as well as our net income. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Also, as dividends might be paid to us in the future by our subsidiaries in China, any significant revaluation of the Renminbi may have a material adverse effect on the value of and any dividends payable on our ADSs in foreign currency terms. If we decide to convert Renminbi we receive from our subsidiaries into U.S. dollars for the purpose of distributing dividends on our ordinary shares or for other purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Conversely, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. In addition, our currency exchange losses may be magnified by China’s exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars.
The M&A Rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may expand our business in part by acquiring complementary businesses or assets in China. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules, as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE.
SAFE issued regulations that require approvals from, and registrations with, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities. The SAFE regulations retroactively require approval and registration of direct or indirect investments previously made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above, as currently drafted, could result in liability under PRC law for foreign exchange evasion.
Because a majority of our business operations is in China, these regulations could result in the relevant PRC government authorities limiting or eliminating our ability to purchase and retain currencies other than the RMB in the future, which could limit or eliminate our ability to fund any business activities we may have outside China or to make dividend payments in U.S. dollars in the future.

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
We have notified beneficial owners of our company who we know are PRC residents to register with the local SAFE branch if they are required to register under the SAFE notice. The failure or inability of beneficial owners of our company resident in the PRC to comply with the registration procedures set forth therein may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and our PRC subsidiary’s ability to distribute profits to our company or otherwise materially and adversely affect our business.
Uncertainties with respect to the PRC legal system could adversely affect us.
We conduct substantially all of our business through our subsidiaries established in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, PRC laws applicable to wholly foreign-owned enterprises and Sino-foreign joint ventures. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
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
As of the date of this annual report, our management collectively beneficially owns approximately 34.9% of our outstanding shares, or approximately 29.5% of our total issued and outstanding shares in the event of a full conversion of the notes held by entities affiliated with IDGVC Partners into a maximum of 129,941,915 ordinary shares, or 20.0% of our current total issued and outstanding shares as of the date of the note issuance. They may cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

The market price for our ADSs has been and may continue to be volatile.
The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	conditions in the mobile handset and mobile and online games markets;
•	changes in the economic performance or market valuations of other mobile handset design houses, original design product providers or manufacturers;
•	performance of other China-based companies that are listed on NASDAQ;
•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	addition or departure of key personnel; and
•	fluctuations of exchange rates between the RMB and U.S. dollar.
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
On June 9, 2009, to finance the development of our game business, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million of common equity to the Hong Kong-based venture capital firm Infiniti Capital Limited and US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to certain entities affiliated with IDGVC Partners, a leading venture capital firm. At the earlier of (i) 30 months after the note issuance date if a qualified initial public offering of Leo Technology Limited has not occurred by that time, or (ii) the occurrence of an event of default, the note holders may also require Leo Technology Limited to redeem the notes in cash equal to the principal amount plus an annual return of 20% compounded annually on the principal amount, accrued but unpaid dividends (if any) and late charges (if any). The notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. In the event of a full conversion of the notes, a total of 126,103,405 ordinary shares of our company (subject to adjustment but in any event not exceeding 129,941,915 ordinary shares, or 20.0% of our current total and issued outstanding shares as of the date of such note issuance) may be issued to the holders of the notes. As of the date of this annual report, no such notes are converted. If the convertible notes are converted into our ordinary shares, the holders of our ordinary shares and ADSs may experience substantial dilution and the market price of our ADSs could decline. The sale of the ordinary shares issued upon such conversion, or the perception that such convertible notes might be converted, or the ordinary shares issued upon such conversion might be sold, could also adversely affect the market price of our ADSs.

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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would public shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, we may not be able to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.
Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.
We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly owned subsidiaries and variable interest entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
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
Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
We are controlled by a small group of our existing shareholders, whose interests may differ from other shareholders.
As of the date of this annual report, our directors and executive officers as a group beneficially own 249,268,454 ordinary shares of our company, of which Mr. Defu Dong, our Chairman and Chief Executive Officer, beneficially owns 249,250,000 ordinary shares (constituting approximately 34.9% of our current total issued and outstanding shares, or approximately 29.5% of our total issued and outstanding shares in the event of a full conversion of the notes held by entities affiliated with IDGVC Partners into the maximum of 129,941,915 ordinary shares, or 20.0% of our current total issued and outstanding shares) and has power to vote on behalf of the record holders of these shares over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.
Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we may have been a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2009. We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). We expect that even if we were not a PFIC for our taxable year ended December 31, 2009, we will very likely be a PFIC for our current taxable year ending December 31, 2010 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information —E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
ITEM 4. Information on the Company
A. History and Development of the Company
We commenced operations in July 2002 through Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith Beijing, formerly known as Beijing Techfaith R&D Co., Ltd., a limited liability company established in China. We created a holding company structure by incorporating Techfaith Wireless Technology Group Limited in July 2003. We incorporated China Techfaith Wireless Communication Technology Limited on June 25, 2004 under the Companies Law of the Cayman Islands. As part of a restructuring in anticipation of our initial public offering, China Techfaith Wireless Communication Technology Limited became our ultimate holding company in November 2004.
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
In May 2010, we sold 49% equity interest of our wholly-owned subsidiary, Time Spring Limited (“Time Spring”) to Billion Team Asia Limited (“Billion Team”), an affiliate of D Magic Mobile (Shanghai) Incorporation, or D Magic Mobile for $0.05. Time Spring was a shell company without any substantial operations prior to May 2010. After this transaction, Time Spring was 51% owned by us. Time Spring owns Media Chance Limited, an entity in Hong Kong, which owns 100% of Glomate. Glomate will focus on license well-known, international brands for high-end, brand-name mobile phones and add to part of our effort to maintain our existing strong presence in the market for original developed products, or ODP, in China.
From 2008, we began to develop our game business, with mobile and online games that are self-developed by our subsidiary and those licensed from third parties. To finance the development of our game business, on June 9, 2009, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million of common equity to the Hong Kong-based venture capital firm Infiniti Capital Limited and US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to certain entities affiliated with IDGVC Partners, a leading venture capital firm. Mobile game services generated US$488,000 in revenues in 2009; with the launch of new online games in 2010, we expect revenues generated from games to increase in 2010.

On May 14, 2009, we entered into contractual arrangements with Techfaith Interactive for the operation of our online game business. Through exclusive business cooperation agreements with Techfaith Interactive, we provide complete business support services and consulting services to Techfaith Interactive in exchange for substantially all of the net income of Techfaith Interactive; through a series of contractual arrangements with Techfaith Interactive’s equity owners, we have the ability to effectively control Techfaith Interactive’s daily operations and financial affairs. Therefore, we are the primary beneficiary of Techfaith Interactive. Techfaith Interactive currently holds necessary license to operate our online game business in China, and our entire online game business in China is currently operated through Techfaith Interactive. For details of our arrangement with Techfaith Interactive, see footnote 1 to our consolidated financial statements as attached to this annual report.
Our capital expenditures mainly relate to our purchase of plant, machinery and equipment related to our business operations. Our capital expenditures amounted to US$13.8 million, US$14.8 million and US$1.4 million in 2007, 2008 and 2009 respectively. Our capital expenditures for 2009 were mainly financed from our existing cash balance.
B. Business Overview
We are a China-based ODP provider focused on the original design and development of handsets and sales of finished products to our local and international customers. While we maintain the stable growth of product sales, we enter into new businesses, including the branded mobile phone business and the game business, to generate additional revenue streams as part of our growth strategy.
In 2009, our business comprised the following three areas: (1) sales of products; (2) handset design services; and (3) game business. In 2008 and 2009, product sales contributed over 90% of our revenues, while our game business was in the start-up stage and generated small revenues
Since our inception in 2002, we have been providing complete handset design services spanning the entire handset design cycle, which involves industrial design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. We design mobile handsets based on major technology platforms including GSM/GPRS, CDMA1X, CDMA EVDO, WCDMA/UMTS, HSDPA, and TD-SCDMA.
In 2006, we expanded our business from an independent design house to an ODP provider. As an ODP provider, we not only provide handset design services but also sell finished products by subcontracting EMS providers to assemble or manufacture mobile phone handsets to meet the demand of our customers. Currently, our revenues from product sales comprise the majority of our total net revenues. Our revenues from product sales as a percentage of our total net revenues increased from over 46% in 2006, through over 70% in 2007, to over 90% in 2008 and 2009.
Our strong technological capabilities, high-quality design capabilities, strong customer relationships, strategic relationships with leading technology providers and ample skilled, low-cost engineering resources enable us to deliver our services and products at competitive costs and with relatively shorter product cycles when compared to our competitors.
In an effort to minimize the adverse effects of the global financial crisis and weakening economic conditions, we have strengthened our position through cooperation agreements with Beijing Huaqi Information Digital Technology Co., Ltd., or Beijing Huaqi, which owns “aigo”, a leading brand in consumer digital products market in China for the operator-tailored market in China, and with QIGI Technology for the smart phone business in China in 2008. These and similar strategic collaborations have helped and will continue to help promote our products in China and swiftly bring them to market. Under the strategic cooperation agreement with Beijing Huaqi, we will provide total solutions products, including CDMA1X/EVDO and UMTS/HSDPA, under the “aigo” brand name and through the sales channels of “aigo” for operator-tailored market in China.

We put emphasis on the branding of our mobile handset products because branded products—especially products bearing well-known brands and images—offer a higher profit margin compared with other mobile handsets we sell. For instance, in the first quarter of 2010, we obtained control of QIGI Technology which becomes one of our variable interest entities. QIGI Technology is a company based in China and focused on the sale of smart phones. After the acquisition, QIGI Technology will operate largely independent of our existing operations; we intend to focus on promoting QIGI as an important Techfaith brand, with emphasis on QIGI brand smart phones.
In February 2009, we launched, under the “aigo” brand name, nine new mobile phones designed specifically for the 3G network in China. The nine new models are from three different product lines which include dual mode GSM phones, modem card phones and DVDO phones. Of the five dual-mode GSM phones, three are WCDMA plus GSM phones designed for new China Unicom subscribers and two are CDMA plus GSM phones designed for China Telecom CDMA subscribers. There are two modem card phones, one of which utilizes a HSDPA modem card and the other uses an EVDO modem card. The final two models have GPS functionality and run on CDMA1X and EVDO. These nine different models cover CDMA1X, WCDMA, GSM and EVDO technologies and encompass a broad range of subscriber demands from the different telecom operators in China.
In May 2010, we sold 49% equity interest of our wholly owned subsidiary Time Spring to Billion Team, an affiliate of D Magic Mobile for $0.05. Time Spring was a shell company without any substantial operations prior to May 2010. After this transaction, Time Spring was 51% owned by us. Time Spring owns Media Chance Limited, an entity in Hong Kong, which owns 100% of Glomate. D Magic Mobile is a cooperative licensee of a number of renowned international brands in the mobile telecommunications industry. The primary business of Glomate is to license well-known, international brands for high-end, brand-name mobile phones in China targeted at high-end mobile phone users, teenagers and sports fans.
In 2008, we started to develop our online and mobile game business through One Net. One Net made significant progress in 2008, and set up Radiation studio, Star studio and Mythos studio to develop games. We also outsourced the development of online games to another independent studio and set up an in-house studio to design and develop mobile games. In 2009, we provided mobile game services and began to earn revenues in the fourth quarter of that year. We launched one MMORPG game in January 2010 and expect to launch more games during 2010. We expect an increasing portion of our revenues to come from this part of our business.
Products and Services
Our products and services comprise: (1) sales of products; (2) mobile handset design services; and (3) game.
Sales of Products
When we started our operations in 2002, we focused primarily on providing mobile handset design services. However, as a result of increasing customers’ requests for finished products from us, we have been involved in the mass production phase of the product cycle since 2006. The products provided to our customers include feature phones and smart phones designed by us, wireless modules and other electronic components. We do not have our own production facilities, however, and instead outsource such production to EMS providers.
After our customers specify the required products from among our existing range of self-designed mobile handset models (along with some possible customized modifications or additions), we enter into sales contracts with each customer and begin procuring raw materials and components from our suppliers, capitalizing on our materials procurement and inventory management expertise. Then we enter into contracts with EMS providers, which are provided with the raw materials we procure for their production of the mobile handsets. We also provide supervisory and technical support to such EMS providers to ensure product quality in accordance with our customers’ specifications and to control the use of our intellectual property.

Our EMS providers engage in assembly and manufacturing operations and also offer testing services for the assembled printed circuit boards, systems and subsystems to ensure the requisite consistent high product quality. We send our employees to the production sites of our EMS providers to inspect the finished products before we accept and make payment. For efficient inventory management, these finished products are usually arranged to be collected by courier service providers for direct delivery to locations designated by our customers.
We provide certain primary types of products to our customers: feature phones, smart phones, wireless modules and data card, other components such as printed circuit board assemblies as well as wireless software and applications.
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
Game
We began to develop mobile games and online games in 2008, and have launched multiple products in this business. Our online games are large-scale MMORPG games which are free for consumers to sign up and play but charge for the purchase of tools and weapons used in the games. We launched one MMORPG game in January 2010 and expect to launch more games in 2010.

We also provide mobile game services to manufacturers of branded mobile phones. Under this type of arrangements, we maintain a mobile phone web page so the end users of the manufacturers of branded mobile phones can access the web page and download mobile phone games free of charge during the contract period, usually one year. This part of our business contributed less than 1.0% of our total revenues in 2009.
We also provide mobile phone game design services to manufacturers of branded mobile phones. Under this type of arrangements, we are required to design mobile phone games according to customer’s specification for a fixed price in a period, usually less than one year. Revenues from this type of contracts is recognized under the proportional performance method using an output measure determined by achievement of milestones which include planning documentation and testing reports.
Customers
Mobile handset brand owners are customers for both of our product sales business and handset design services business. Our customers include leading Chinese mobile handset brand owners and international mobile handset brand owners.
For each manufacturing and design project, we have a designated account manager who directly interacts with the customer throughout the manufacturing and design process to report project progress and handle customer’s input and comments. We provide technical support and production support to assist customers of our handset design services in designing the manufacturing process.
A small number of customers have historically accounted for a substantial portion of our net revenue. In 2007, 2008 and 2009, our largest three customers collectively accounted for approximately 25.0%, 28.8% and 34.2%, of our net revenues, respectively.
We normally have multiple on-going contracts with each customer, and each contract may correspond to more than one mobile handset model. While our contracts vary by customer and by mobile handset model, each of our product sales contracts typically requires us to sell finished products based on our pre-existing self-designed handset models along with some possible modified or additional features, and each of our handset design services contracts typically requires us to develop and design the mobile handset model, assist the customer in designing the manufacturing process, obtain necessary certifications and provide technical and production support.
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
Our customers with respect to our mobile game business are manufacturers of branded mobile phones. We maintain a mobile phone web page so the end users of the manufacturers of branded mobile phones can access the web page and download mobile phone games free of charge during the contract period, which is usually one year.
Sales and Marketing
Our sales and marketing activities are substantially the same for both the product sales business and handset design services business. We sell and market our product sales and mobile handset design services through a sales force in China and direct marketing efforts. We maintain sales and marketing staff in Beijing and Shanghai, covering the major cosmopolitan regions in China where most of our customers are located. We also maintain sales and marketing staff to cover Southeast Asia, India, America, Africa, Middle East, Asia and Europe, as we provide middle- to high-end products to these markets; these staff members periodically travels to various trade shows to promote our products in those markets.
We engage in marketing activities to promote our services. We frequently attend conferences, exhibitions and trade fairs to promote our products and services. We attend the GSMA Mobile World Congress (formerly 3GSM World Congress) exhibition in Barcelona and the CTIA Wireless exhibition in Las Vegas every year. In addition, we view our strategic relationships with leading technology companies and platform providers as part of our efforts to promote our company. We believe that some of the leading technology companies with which we have strategic relationships will be instrumental in helping us secure our targeted multinational customers by providing us opportunity referrals, since such referrals may also promote the use of their technology. We also introduced additional baseband platforms to our existing customers to attract new product sales and design contracts from them.
Technology
We build our successful product sales business upon the strong foundation of our technological expertise gained in the process of designing a wide range of mobile handset models by the effective and efficient deployment of our in-house research and development team.
We have extensive experience in designing 2.5G GSM/GPRS mobile handsets based on major baseband platforms. To expand our design capabilities, in 2007 we acquired the technologies necessary for the design and development of 3.5G and 3.75G mobile handsets based on EVDO/WCDMA/HSDPA/HSUPA standards. We further expanded our design capabilities by launching WiFi enabled smart phones and dual mode dual card phones.
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
We launched GPS/GSM-CDMA dual module/GSM-GSM dual card phones and WiFi smart phones based on the Windows Mobile 6 operating system handsets in 2007. We have developed handsets with technologies such as GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA and are capable of developing middleware MMI/UI software on 2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies that fulfill the specifications of handset brand owners and carriers in the global market. During 2009, we also commercialized several promising products including our dual-GSM SIM card G6, a device designed to serve as a feature-rich mobile phone, a durable mobile games platform and a remote control for PC games. In addition, during 2009, we launched our HSUPA data modem card in the U.S. market and shipped mobile phones with TV functions to markets in Latin America and Southeast Asia.
We are also focusing our efforts to develop mobile games and online games, making progress in implementing new technologies such as motion sensor games for online game. During January 2010, we launched our first MMORPG PC online game, developed entirely by our own studios; we expect to launch more online games in 2010 after our researchers finish the beta versions.
Research and Development
We believe that our future success primarily depends on our ability to efficiently design and develop: (1) new models of mobile handsets and manufacturing processes that meet our customers’ demand for cost-competitive, high-quality and technologically advanced mobile handsets and, to a lesser degree, (2) new mobile and online games with, among other characteristics, authentic action design as well as unique technology and programming. We seek to continue to enhance and expand our design capability through in-house research and development efforts and strategic partnerships. The goals of our research and development efforts include the following:
• to keep abreast of the advanced technologies in the mobile handset and mobile and online game industry;
• to emphasize cost-effectiveness and manufacturability of our designs;
• to develop high-quality handsets based on various commonly adopted platforms and to ensure flexibility of design and production modifications; and
• to make effective use of the technologies licensed from leading global technology companies.
As part of our newly developed mobile and online game business, we set up three online games studios and one mobile games studio for research and development purposes. We also outsource part of our online game design to an independent studio.

As of December 31, 2009, our research and development staff and supportive function consisted of 361 engineers, representing approximately 69% of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry. For the years ended December 31, 2007, 2008 and 2009, we had research and development expenses of US$30.9 million, US$18.2 million and US$12.0 million, respectively.
Intellectual Property
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
Competition
The mobile handset market is intensely competitive and highly fragmented. We face current and potential future competition from established mobile device manufacturers. These include original design manufacturers, such as Arima Communications, BenQ Corp., Compal Communications and Longcheer Holdings Limited, who compete with our product sales business by offering their own production services to brand name owners. These original design manufacturers may also compete with us in the mobile handset design business as they may be in a position to design mobile handsets on their own. We also face worldwide competition from in-house design teams of original equipment manufacturers. In addition, new players may enter the independent mobile handset production and design market in the near future.
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

Competition in the mobile and online game market in China is intense. We believe that the key competitive factors include the design, quality, popularity and price of online games and in-game items, the ability to rapidly update and upgrade games, marketing activities, sales and distribution network and customer service.
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
CTA Certification
The Ministry of Informational Industry, or MII, promulgated the Administration Measures of the Network Entry of Telecommunication Equipment, which state that all telecommunication terminal equipment subject to the network entry permit system, including mobile handsets, must obtain a certification commonly known as China Type Approval, or CTA, from the MII before mass production. CTA certifies that the use of telecommunication terminal equipment in the national telecommunications network has been approved and complies with the requirements for network access and the national standards established by the MII. Our customers generally require us to provide technical support to assist them in obtaining CTA certification.
Tax
As a business enterprise operating in China, we are subject to the EIT Law, which became effective on January 1, 2008. Prior to December 31, 2008, Techfaith China and Techfaith Intelligent Handset Beijing applied for HNTE status that would allow for a reduced applicable tax rate under the EIT Law, however, Techfaith China and Techfaith Intelligent Handset Beijing are also required to confirm and record the HTNE certificate with the competent tax bureau to enjoy the reduced tax rate. The official HNTE certificates were issued to Techfaith China and Techfaith Intelligent Handset Beijing on December 24, 2008. While the certificates are valid for three years, we believe we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Accordingly, Techfaith China and Techfaith Intelligent Handset Beijing have used the reduced applicable tax rate in calculations of deferred tax balances for the foreseeable future. Techfaith Shanghai is qualified as a “production enterprise” and the relevant tax authorities has approved it for a two-year exemption from income tax in 2005 and 2006, followed by a 50% reduction in tax rates for the succeeding three years in 2007, 2008 and 2009. Techfaith Shenzhen is also qualified as a “production enterprise” and the relevant tax authorities have agreed that it is entitled to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for the succeeding three years in 2009, 2010 and 2011. Techfaith Hangzhou is also qualified as a “production enterprise” and the relevant tax authorities have agreed that it is entitled to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for the succeeding three years in 2009, 2010 and 2011. Based on the transition rules of the EIT Law, those companies qualified as “production enterprise” and can continue to enjoy preferential tax rates from 2008 through 2011 due to the preferential tax qualification obtained prior to January 1, 2008.
The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties resides within China. The State Administration of Taxation issued a notice in 2009 that sets out detailed rules for determining whether a Chinese-controlled offshore incorporated enterprise is a tax resident of China, describes the tax implications of such an enterprise being regarded as a tax resident and sets out the procedures for an assessment of residence status by the relevant local tax bureau. Pursuant to this notice, we do not believe that the legal entities of our group organized outside China would be considered China tax residents for EIT Law purposes.

Under the EIT and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangement with China that provides for a different withholding arrangement. Dividends of our PRC subsidiaries that are directly held by our Hong Kong subsidiary historically benefited from a reduced withholding tax rate of 5% under the arrangement to avoid double taxation between Hong Kong and the PRC. However, in August 2009, the State Administration of Taxation released the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which took effect on October 1, 2009. Under these measures, our Hong Kong subsidiary needs to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the double-taxation agreement between the PRC and Hong Kong. In addition, the State Administration of Taxation has published certain procedures and document requirements as well as sample tax resident certificates of certain countries (regions) including Hong Kong, to be submitted to the competent tax bureau when claiming the preferential withholding tax rate. As stipulated in rules published in year 2009, our Hong Kong subsidiary shall fulfill the requirement for “beneficial owner” of the dividend to enjoy the preferential withholding tax rate. However, given the relatively short history of these implementation rules and procedures and document requirements, it is not clear our Hong Kong subsidiary would be able to qualify for the 5% preferential withholding tax rate in the future.
Aggregate undistributed earnings of our subsidiaries located in the PRC that are taxable upon distribution to us of approximately US$95.1 million at December 31, 2009 are considered to be indefinitely reinvested, because we do not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of our available funds and any future earnings for use in the operation and expansion of our business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2009.
We sell a significant portion of wireless modules and smart phones from our Hong Kong subsidiary, and currently the statutory income tax rate in Hong Kong is 16.5%. The Inland Revenue Department of Hong Kong approved our Hong Kong subsidiary to be effectively exempt from income tax in Hong Kong. No provision for Hong Kong profits tax was made for the years ended December 31, 2007, 2008 and 2009 on the basis that Techfaith Intelligent Handset Technology (Hong Kong) Limited did not have any assessable profits arising in or derived from Hong Kong for the years.
According to the Circular on Tax Issues Related to the Implementation of the Decision of the CPC Central Committee and State Council on Strengthening Technical Innovation issued by the Ministry of Finance and the State Administration of Taxation, Revenue generated under technology transfer agreements or technology development that has been registered with relevant authorities, as well as revenue generated from technology and consulting services associated with these two types of arrangements, could be exempted from business tax.
Our subsidiaries in China are also entitled to a business tax exemption relating to their income derived from any technology development agreement and technical transfer agreement that has been registered with relevant government authorities.
Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, except as stipulated otherwise, our PRC subsidiaries are required to pay value added tax, or VAT, at a rate of 17% of the gross sales proceeds received, called output VAT. On the other hand, input VAT paid on the purchased goods or received VAT taxable labor services is used as a credit against the output VAT levied on the gross sales.
Online Game and Mobile Game
All Internet-related businesses in China, including the operation of online games, are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, the Ministry of Industry and Information Technology, the State Administration of Industry and Commerce, the Ministry of Culture, the General Administration of Press and Publication, the State Administration of Radio, Film and Television and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the Internet and the online game industry. Our PRC operating companies are required to obtain applicable permits or approvals from different regulatory authorities in order to operate online games.

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted in the future to address new issues that arise from time to time, such as online advertising and the use of virtual currency in online games. Also, different regulatory authorities may have different views regarding the licensing requirements for the operation of online games and related businesses. As a result, there is, and will continue to be, substantial uncertainty in the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry and related businesses.
On December 11, 2001, the PRC State Counsel promulgated the Regulations for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which became effective on January 1, 2002 and were subsequently amended on September 10, 2008. Under the FITE Regulations, foreign ownership of companies that provide value-added telecommunication services, which includes online game operation, is limited to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content, such as online advertising.
On July 13, 2006, the Ministry of Industry and Information Technology issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT Circular 2006. According to the MIIT Circular 2006, since the FITE Regulations went into effect, some foreign investors had engaged in value-added telecom services illegally by conspiring with domestic value-added telecom enterprises to circumvent the requirements of the FITE Regulations by delegating domain names and licensing trademarks. In order to further strengthen the administration of foreign investors that conduct value-added telecommunications business, the MIIT Circular 2006 provides that any domain name or trademark used by a value-added telecom carrier shall be legally owned by such carrier or its shareholders. The MIIT Circular 2006 also provides that the operation site and facilities of a value- added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide. In addition, value-added telecom carriers are required to establish or improve the measures of ensuring network security. As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct self-examination and self-correction according to the said requirements and report the result of such self-examination and self-correction to the provincial branches of the Ministry of Industry and Information Technology.
Virtual Assets
In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of a user’s game characters, are acquired and accumulated. Such virtual assets can be important to online game players and in some cases are exchanged between players for monetary value. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service or by a network crash. On June 4, 2009, the Ministry of Culture and Ministry of Commerce of the PRC jointly issued a Notice on Reinforce Management about the Virtual Asset Property of Online Games, which restricts the market access and publishes more requirements for the on line games operators. However, it is still unclear who are the legal owners of virtual assets and whether and how the ownership of virtual assets is protected by law. It is unclear under PRC law whether an operator of online games such would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments by PRC courts regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to return the virtual items or be liable for the loss and damage incurred there from.
Foreign Currency Exchange
The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of SAFE is obtained.

Pursuant to the Administration of the Settlement, Sale and Payment of Foreign Exchange Provisions, promulgated by the People’s Bank of China (1996), foreign investment enterprises in China may purchase foreign currency without the approval from SAFE for trade and service-related foreign exchange (subject to a cap approved by SAFE) to satisfy foreign exchange liabilities or to pay dividends. In addition, if and when they acquire companies in the middle and western areas of China and the foreign investment accounts for not less than 25% of the registered capital of such acquired companies, such acquired companies will also be entitled to enjoy the policies granted to foreign investment enterprises. However, the relevant PRC government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE.
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

C. Organizational Structure
The following chart illustrates our corporate structure, our equity interest in each of our principal operating subsidiaries and variable interest entity as of the date of this annual report:

Note:

(1)	Dotted line denotes variable interest entities. We have contractual arrangements with QIGI Technology under which QIGI Technology focuses on smart phones under the QIGI brand.

(2)	Billion Team Asia Limited is an affiliate entity of D Magic Mobile (Shanghai) Incorporation.

(3)	Dotted line denotes variable interest entity. We have contractual arrangements with Techfaith Interactive under which Techfaith Interactive operates our online and mobile game business.

We conduct substantially all of our operations through the following subsidiaries and variable interest entities in China:
•	Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, which primarily designs GSM-based mobile handsets;
•	One Net Entertainment Limited, formerly known as Techfaith Interactive Technology (Beijing) Limited, and before then, Techfaith Wireless Communication Technology (Beijing) Limited II and Beijing Centel Technology R&D Co., Ltd., which primarily designs online games;
•	Beijing Techfaith Interactive Internet Technology Limited, or Techfaith Interactive, which has exclusive contractual arrangements with us to operate our online and mobile game business;
•	Techfaith Wireless Communication Technology (Shanghai) Limited, formerly known as Leadtech Communication Technology (Shanghai) Limited, which primarily designs CDMA mobile handsets using technology licensed from QUALCOMM;
•	Techfaith Intelligent Handset Technology (Beijing) Limited, or Techfaith Intelligent Handset Beijing, which focuses on smart phones and related products;
•	Techfaith Wireless Communication Technology (Hangzhou) Limited, or Techfaith Hangzhou, which focuses on handsets and smart phones sales;
•	Techfaith Intelligent Handset Technology (Hong Kong) Limited, which focuses on smart phones and handsets sales;
•	QIGI&BODEE Technology (Beijing) Co., Ltd., or QIGI Technology, which focuses on smart phones under the QIGI brand; and
•	Glomate Mobile (Beijing) Co., Ltd., or Glomate, which will focus on licensing well-known brands for high-end mobile phones.
Except for TechSoft, One Net, Techfaith Interactive, and Glomate, all of our subsidiaries in China are wholly owned. TechSoft is wholly owned by a Cayman Islands holding company, which is a joint venture that is 70%-owned by us and 30%-owned by QUALCOMM. Infiniti Capital Limited owns 25.7% of One Net and Techfaith Interactive through its US$10 million cash investment in 798 Entertainment Limited’s common equity under a definitive agreement entered in 2009. Glomate is a subsidiary that is 51%-owned by us and 49%-owned by Billion Team Asia Limited, an affiliate of D Magic Mobile.

D. Property, Plant and Equipment
As of December 31, 2009, our principal executive offices were located on premises comprising 24,000 square meters in Beijing, China. We have regional offices in Shanghai, Hangzhou and Shenzhen. We plan to establish our dedicated mobile handset pilot production facilities in Hangzhou. On February 11, 2007, we contracted with a third party construction company to construct a building in Hangzhou for a provisional consideration of approximately US$26.4 million (RMB192.0 million). As of December 31, 2009, we had paid a total of US$23.7 million (RMB161.6 million) for the construction. Construction of this facility is expected to be completed in 2010 and the facility will be primarily used for research and development. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.
16.1.1  Unresolved Staff Comments
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
A. Operating Results
Since our inception in 2002, we have been providing complete handset design services spanning the entire handset design cycle, which involves industrial design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. In 2009, we re-organized our business operations and currently our business includes three segments, which were (1) handset design, (2) sales of products, and (3) game.
Major Factors Affecting Our Results of Operations
Net Revenues. We derive our current revenues primarily from sales of products, mobile handset design services and game. Products we sell include smart phones and feature phones designed by us and manufactured by EMS providers, wireless modules and other electronics components for mobile handsets. Revenues from handset design services comprise design fees, royalty income, component sales related to design, such as chips used in mobile handset we design, and service income. Revenues from game comprise income from mobile phone game related service and mobile game design service.
Our revenues from product sales as a percentage of our total net revenues increased from over 70% in 2007 to over 90% in both 2008 and 2009. However, as our new game business has already begun generate revenues in 2009 and we expect it to generate more revenues in 2010 and beyond, revenues from product sales as a percentage of our total net revenues in 2010 may fall in comparison. We recognize revenues from sales of products after all the risks and rights have passed to our customers—as we outsource the production and assembly of our products to outside manufacturers, we record revenue based on the gross amounts billed to our customers. We use this revenue-recording method because our customers generally entrust everything involving production to us and pay us fully and promptly upon being billed, for the following reasons: (1) we are the primary obligor in these transactions, (2) we have latitude in establishing prices, (3) we are involved in the determination of the service specifications, (4) we bear the credit risk, (5) we bear the inventory risk and (6) we have the right to select the suppliers and the manufacturers. Normally, full payment is required before products are shipped. We recognize revenues for products shipped on credit only after collection is reasonably assured.

We also provide mobile handset design services to mobile handset brand owners. Our revenues from mobile handset design services as a percentage of our total net revenues decreased from over 29% in 2007 to 9% in 2008 and 2% in 2009 and the revenue amount decreased from US$41.7 million in 2007 to US$ 19.1 million in 2008 and US$ 4.5 million in 2009. The decrease in revenues from handset design services is because that the demands from customers have changed, as well as the change in our product strategy, and more and more customers prefer to buy the finished products from us. From 2008, we started to put less emphasis on handset design service and focus more on product sales. Our design gross margins have fluctuated since our inception and are expected to continue to fluctuate as a result of a variety of factors, which include changes in the relative mix of our services and the terms at which we offer them.
The mobile handset industry is characterized by relatively short product life cycles, increasing competition, margin pressure for wireless handset brand owners and a growing trend toward outsourcing. We expect our business to continue to be primarily driven by the industry trend to outsource. Our net revenues from product sales are driven by the number of mobile handsets sold to our customers as well as the average per unit price of such handsets. The number of mobile handsets sold is in turn driven, in part, by the quality and reliability of our products, the number of our customers and the number of product orders that our sales and marketing team is able to obtain from each of our customers. We expect our business to continue to be primarily driven by the growing mobile handset markets and the industry trend to outsource. Our net revenues from product sales are driven by the number of mobile handsets sold to our customers as well as the average per unit price of such handsets.
While the quality of our products and services is a key factor in attracting orders from our customers, the number of orders we receive is also driven by the market demand for the specific products we design and produce, and the level of competition from our competitors in terms of their ability both to attract our target customers and to exert downward pressures on industry prices. The market demand for mobile handsets is further influenced by the general economic conditions, the level of disposable income of consumers and general consumer sentiment in China, and, to a lesser extent, in other countries in which we sell our products. As we outsource the assembly and manufacturing of our products to EMS providers, and as we believe it is relatively easy for us to procure raw materials from existing and new suppliers and to procure manufacturing services from existing and new EMS providers, we do not anticipate having any capacity problem in sales order fulfillment as we are in a position to accept, and successfully fulfill, substantially more orders than the volume that we have been handling so far.
Our revenues from design services are net of 5% local business taxes. We may, upon application to and approval from relevant tax authorities, be eligible for full refunds of the business taxes to the extent they related to the revenue generated under technology development agreements and/or technical marketing agreements. We have applied for and received refunds in connection with the revenues generated under several of our mobile handset design contracts. Our revenues from sales of feature phones are net of value-added taxes which is 17% of the gross sales proceeds received by our PRC subsidiaries.
Cost of Revenues. Cost of revenues from our sales of products, including smart phones, feature phones, wireless modules, consists primarily of the cost of acquiring the products from EMS factories, and to a lesser extent, compensation and benefits to our staff associated with the ODP business. The cost of acquiring the products from EMS factories include not only the service fees paid to the EMS providers but also the cost of raw materials we buy from our suppliers and assign to the EMS providers for processing and assembly. Our cost of revenues for product sales may be lowered by our ability to source the required raw materials and components from our suppliers at competitive cost due to established and stable supplier relationships and price discounts from bulk purchases. Cost of revenues from mobile handset design services primarily consists of part of our engineers’ compensation and benefits for the period during which they are involved in any mobile handset design project and, to a lesser extent, product warranty expenses, costs of materials used in making handset prototypes and depreciation and amortization of intangible assets including technology licenses and royalty rights used in connection with our handset design services. Cost of revenues for providing mobile game services to our customers primarily consists of compensation and benefits for our game developers.

Operating Expenses. Our operating expenses consist of general and administrative, research and development and selling and marketing expenses and expenses related to impairment of acquired intangible assets and impairment as a result of revaluation of long-lived fixed assets.
General and Administrative. General and administrative expenses consist primarily of compensation and benefits of administrative personnel, office expenses including staff traveling expenses and other expenses for general and administrative purposes, as well as costs for professional services, including legal and accounting services.
Research and Development. Research and development expenses consist primarily of the portion of our engineers’ compensation and benefits not attributable to any mobile handset design project pursuant to a design contract or to the development of mobile and online games, amortization of assets related to research and development, compensation and benefits to our engineers who are involved in the development of wireless modules, and lease expenses for occupancy associated with research and development.
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
For more information in connection with the tax status of our subsidiaries in China and Hong Kong, see “Item 5. Information On the Company — B. Business Overview — Regulation — Tax.”
Critical Accounting Policies
We prepare our financial statements in conformity with the Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and the accompanying notes. The consolidated financial statements include the financial statements of Techfaith, its subsidiaries and its variable interest entities. All inter-company transactions and balances are eliminated upon consolidation. The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in our financial statements include revenue recognition, allowance for doubtful accounts, provision for inventory write-down, provision for warranty, useful lives and impairment for plant, machinery and equipment and intangible assets, share based compensation expense and valuation allowance for deferred tax assets. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

Revenue Recognition
Our revenues are derived from sales of products, mobile handset design service and game business. Revenue from handset design services comprises design fee, royalty income, component sales and service income. Revenues from product sales include smart phones, feature phones, wireless modules and other electronics components for mobile handsets. Revenues from game business include mobile phone game related services and mobile phone game design service.
(1) Handset design services
Design fee. Design fee is a fixed amount paid in instalments according to pre-agreed milestones. In general, three milestones are identified in each of our design contracts with customers. These three milestones are: (1) GSM-based handsets industry standard referred to as full type approval; (2) the relevant regulatory approval for use in the intended country—for example, in the case of China, a China type approval, or CTA; and (3) the beginning of mass production referred to as shipping acceptance, or SA. We recognize revenues in accordance with authoritative guidance regarding software revenue recognition, based on the proportional performance method and using an output measure determined by the achievement of each milestone.
Royalty income. In addition to design fee, we also charge royalty to certain customers. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured or sold by a customer. Royalty income is recognized when the confirmation of manufacturing or selling volume is obtained from customers.
Component sales related to design. After we have delivered design products to its customers, customers are required to purchase certain components (such as chips used in mobile handsets) through us to manufacture the designed products. As the component sales is built into the design contracts, we include these component sales in the design contract related revenue rather than product sales. We recognize the net revenue for component sales when the components are delivered and the legal title directly passes from the suppliers to customers.
Service income. We provide mobile handset testing services to other handset manufactures. Service income is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which performance has occurred.
(2) Product sales
Product sales. Revenue from sales of products, including feature phones and smart phones designed by us and manufactured by EMS providers, wireless modules as well as other electronic components is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred.

(3) Mobile game design and other related services
We also provide mobile phone game design services to manufacturers of branded mobile phones. Under this type of arrangements, we are required to design mobile phone games according to customer specifications for a fixed price, generally over a period of less than one year. Revenue from this type of contracts are recognized under the proportional performance method using an output measure determined by achievement of milestones which include planning documentation and testing reports.
We provide other mobile phone game related services to manufacturers of branded mobile phones. Under these arrangements, we maintain a mobile phone web page so the end users for the manufacturers of branded mobile phones can access the web page and download mobile phone games free of charge during the contract period, usually one year. Revenue is recognized rateably over the contract period.
Income taxes
Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that a portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.
Goodwill
The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.
We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors, including operating results, business plans as well as future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
The total carrying amount of goodwill is $606,000 as of December 31, 2009; this amount is allocated to product sales segment, which is the only reporting unit which has goodwill allocated to it. For the year 2009, we performed the impairment assessment for goodwill for product sales segment. The fair value of the reporting units is substantially higher than their carrying value. Therefore, we recognized no impairment loss of goodwill in 2009.

In applying the income approach to the valuation of product sales unit, the discounted cash flow methodology was used. The following are critical assumptions in determining the fair value of the reporting unit:
•	The revenue growth is projected at a compound annual growth rate, or CAGR, of approximately 5% for 2009-2014, which is within the range of comparable companies at the time of valuation.
•	In the projection period, the cost of revenues as a percentage of revenues is expected to remain stable.
•	Operating expenses, including selling and marketing expenses and general and administrative expenses, as a as percentage of sales is expected to remain stable.
•	Over the projection period, earnings before interest and tax, or EBIT margins will remain stable at 11.3%.
•	To maintain normal operations, capital expenditures are estimated to be around 0.4% of revenue.
•	The working capital requirement is estimated based on main accounts turnover days.
•	A perpetual growth rate after 2014 is assumed to be at 3% per year.
•	The weighted average cost of capital, or WACC, used in the calculation is 23%.
Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.
Valuation of Long-lived assets and certain identifiable intangibles
Long-lived assets such as property and equipment and definite-lived intangible assets are stated at cost or fair value for impaired assets.
We review long-lived assets for impairment whenever events or change in circumstances indicate that the carrying amounts of an asset may no longer be recoverable. Impairment exists if estimated future undiscounted cash flows associated with long-lived assets are not sufficient to recover the carrying value of such assets. The long-lived assets are adjusted to their respective fair values when impairment exists.
During the year ended December 31, 2007, there were no impairment of long-lived assets and definite-lived intangible assets.
In light of the deteriorating economic environment in 2008, we assessed long-lived assets and intangible assets subject to amortization for impairment at the asset group level. Assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For each asset group, we compared the sum of the expected undiscounted future cash flows from the use of the assets in each of the asset groups with the carrying amount of such assets. The expected future cash flows of each of the asset groups are based on a financial projection management used for planning purpose. When estimating the fair value of the asset, we considered “value in use” and “value in exchange.” Value in use of the asset was derived through the application of income approach discounted cash flow method, while value in exchange was derived by primarily using the cost approach as well as the market approach. According to the “high and best use” concept in the authoritative pronouncement on fair value, we used the higher of value in use or value in exchange to determine the fair value of the asset. We recorded a total of $880 impairment of long-lived assets in 2008.
During the year ended December 31, 2009, there was no further impairment of long-lived assets and definite-lived intangible assets.

Product warranty
Our product warranty relates to the provision of bug fixing services to our designed mobile handset for a period of one to three years commencing upon the mass production of the mobile handset, and warranties to our customers on the sales of products. Accordingly, our product warranty accrual reflects management’s best estimate of probable liability under its product warranties. We determine the warranty based on historical experience and other currently available evidence.
Results of Operations
The following table sets forth a summary of our consolidated statements of operations for the periods indicated. Our business has evolved rapidly and significantly since we commenced operations in July 2002. Our limited operating history makes the prediction of future operating results relatively difficult. We believe that period-to-period comparisons of operating results should not be relied upon as being indicative of future performance.

	For the Year Ended December 31,
	2007	2008	2009
	(In thousands)
Consolidated Statement of Operations Data
Net revenues:
Handset design	$41,721	$19,123	$4,482
Product sales	101,723	189,727	206,106
Mobile game design and other related service	—	—	488

Total net revenues	$143,444	$208,850	$211,076

Cost of revenues:
Handset design	$25,239	$10,308	$4,425
Product sales	79,556	157,377	168,376
Mobile game design and other related service	—	—	64

Total cost of revenues	$104,795	$167,685	$172,865

Gross profit	$38,649	$41,165	$38,211

Operating expenses:
General and administrative	$(13,142)	$(15,553)	$(9,600)
Research and development	(30,876)	(18,195)	(12,040)
Selling and marketing	(3,422)	(5,497)	(3,241)
Impairment of long-lived assets	—	(880)	—
Total operating expenses	$(47,440)	$(40,125)	$(24,881)
Government subsidy income	1,734	3,081	481
Other operating income	—	2,443	—
(Loss) income from operations	$(7,057)	$6,564	$13,811
Interest expense	(166)	(47)	(623)
Interest income	3,871	1,616	667
Other (expense) income, net	(220)	(22)	115
Change in fair value of put option	(43)	(855)	(84)
Change in fair value of derivatives embedded in convertible notes	—	—	(5,270)
Income tax benefit (expenses)	(6)	93	(3,642)
Equity in loss of an affiliate, net of income taxes	(851)	—	—

Net income (loss)	(4,472)	7,349	4,974
Less: net (loss) income attributable to the noncontrolling interest (1)	1,200	652	1,363
Net (loss) income attributable to Techfaith	$(3,272)	$8,001	$6,337

(1)	We adopted authoritative guidance on noncontrolling interests in consolidated financial statements on January 1, 2009, retrospectively.

Comparison of the Year Ended December 31, 2008 and the Year Ended December 31, 2009
Net Revenues
Our net revenue increased by 1.1% from US$208.9 million in 2008 to US$211.1 million in 2009. The increase was attributed to the increased sales of smart phones and feature phones.
Handset design. Our net revenues from handset design decreased by 76.4% from US$19.1 million in 2008 to US$4.5 million in 2009, due to the decrease in the volume of our design contracts. The decrease was primarily due to our transformation of business model to an ODP provider as well as our recent entry into the game business, and is expected to continue.
Product Sales. Revenues from product sales increased by 8.6% from US$189.7 million in 2008 to US$206.1 million in 2009. The increase was primarily due to the increase of sales orders for smart phones from our customers. In addition, 3G wireless module card was introduced in 2009 and contributed 10% of product sales revenue.
Product sales from our feature phones as a result of contracts for which the contract party was incorporated inside the PRC increased by 60.4% from US$41.2 million in 2008 to US$66.1 million in 2009. Product sales from our feature phone as a result of contracts for which the contract party was incorporated outside the PRC decreased significantly from US$41.1 million in 2008 to US$13.5 million in 2009, due to our business strategy to expand the domestic markets for feature phones.
Product sales from our smart phones as a result of contracts for which the contract party was incorporated inside the PRC increased significantly from US$93.2 million in 2008 to US$104.3 million in 2009. Products sales from our smart phones as a result of contracts for which the contract party was incorporated outside the PRC decreased by 68.7% from US$6.7 million in 2008 to US$2.1 million in 2009, due to our business strategy to continuously expand the domestic markets for middle- and high-end smart phones.
Mobile game design and other related service. Revenues from mobile game design and other related service increased from nil in 2008 to US$488,000 in 2009. The increase was primarily due to the fact that we started to provide mobile game services and mobile game design services during 2009 and began generating income from this business during 2009. We expect game revenues to increase in the coming years as we continue our efforts to develop and launch more mobile and online games.
Cost of Revenue
Cost of revenues increased by 3.1% from US$167.7 million in 2008 to US$172.9 million in 2009. The increase was attributable to the increase in cost of revenues for product sales.
Handset design. Cost of revenues for handset design decreased by 57.3% from US$10.3 million in 2008 to US$4.4 million in 2009, due to the decrease in the volume of our design contracts. The decrease is expected to continue due to our transformation of business model to an ODP provider as well as our recent entry into the mobile and online game business.

Product sales. Cost of revenue from products sales increased by 7.0% from US$157.4 million in 2008 to US$168.4 million in 2009. The increase was primarily due to the increase of sales orders for smart phones, feature phones and wireless modules from our customers.
Mobile game design and other related service. Cost of revenue from mobile game design and other related service increased from nil in 2008 to US$64,000 in 2009. The increase was primarily due to the fact that we began providing mobile game services and mobile game design services during 2009, and generated income from one mobile phone game we developed for a customer and the mobile game services we provided to some manufacturers of branded mobile phones. We expect this cost will increase in the year 2010 and beyond due to our continued efforts to develop and expand the mobile and online games portion of our business.
Gross Profit
Our gross profit was US$ 38.2 million in 2009, compared to US$41.2 million in 2008, representing gross margins of 18.1% and 19.7%, respectively. The gross margin for handset design revenue decreased from 46.1% in 2008 to 1.3% in 2009. The decrease was primarily due to depressed market prices for handset design in general in 2009. Gross margin for product sales increased from 17.0% in 2008 to 18.3% in 2009. This increase was primarily due to the fact that we had a promotion sale with low margin that we had in the fourth quarter of 2008 which resulted in abnormally low margin for product sales in 2008. The changes in the product mix also caused the changes in gross margins for handset design and product sales. Revenue from product sales increased from 90.8% of the total net revenue in 2008 to 97.6% in 2009. In addition, revenue from handset design fees decreased from 9.1% of the total net revenue in 2008 to 2.1% of the total net revenue in 2009. As a result of the foregoing, our gross margins decreased from 19.7% in 2008 to 18.1% in 2009.
Operating Expenses
Operating expenses decreased by 37.9% from US$40.1 million in 2008 to US$24.9 million in 2009. The decrease was primarily due to a general decrease in research and development expenses, general and administrative expenses and selling and marketing expenses.
During 2008, we approved and announced a restructure plan to streamline our business processes. This plan included the termination of 841 employees. The office building where the terminated employees used to work is owned by us. We assessed the fair value of the office building and determined that there was no impairment of the carrying amount of the building as of December 31, 2008. In March 2009, we relocated to another building in Beijing Economic-Technological Development Area with the intention of leasing out our previous offices, but these offices were not leased during 2009.
General and Administrative. General and administrative expenses decreased from US$15.6 million in 2008 to US$9.6 million in 2009. The decrease during 2009 was due primarily to the one-off expenses in compensation for layoffs conducted in 2008, which was US$3.4 million; there was no such expense in 2009. In addition, influenced by the financial crisis, we reduced employee salaries by approximately 20% in comparison with 2008 figures, and reduced office expenses such as office supplies and staff traveling expenses by US$0.5 million as a cost-control measure.
Research and Development. Research and development expenses decreased substantially from US$18.2 million in 2008 to US$12.0 million in 2009. The decrease was due primarily to the cost savings resulting from the human resource restructuring that was initiated in 2008 and from the reduction of relevant salaries by US$2.6 million as a cost-control measure.

Selling and Marketing. Selling and marketing expenses decreased by 41.8% from US$5.5 million in 2008 to US$3.2 million in 2009. The decrease was due primarily to the decline in the need for large-scale sales and promotional campaigns in 2009 as well as the decrease in sales and marketing personnel after the human resource restructuring that was initiated in 2008.
Impairment Loss. Impairment loss was US$0.9 million in 2008, compared to nil in 2009. The impairment loss in 2008 was incurred because the carrying amounts of certain fixed assets and intangible assets were not recoverable as they exceeded the sum of the undiscounted cash flows expected to result from the use and eventual disposition of assets; no such amount applied in 2009.
Government Subsidy Income
We recorded government subsidy income of US$3.1 million and US$0.5 million for the years ended December 31, 2008 and 2009, respectively.
Some local governments in PRC give subsidies to companies as an incentive to establish business in certain locales. These government subsidies are recognized as subsidy income when they are received as we do not have further obligation to earn this subsidy once received. We recorded a government subsidy income of US$2.3 million and US$0.3 million for the years ended December 31, 2008 and 2009, respectively for this type of government subsidy.
We also receive government grants as compensation of performing government endorsed projects. The grants are refundable until we achieve certain performance measures. These government grants are recorded as a liability until earned. We recognize these grants as subsidy income once we complete the relevant projects and achieve the performance measures. We recorded a government subsidy income of US$0.8 million and US$0.2 million for the years ended December 31, 2008 and 2009, respectively for this type of government grants.
Net Income Attributable to Techfaith
As a result of the cumulative effect of the foregoing factors, we incurred a net income attributable to Techfaith of US$6.3 million in 2009, as compared to a net income attributable to Techfaith of US$8.0 million in 2008.
Comparison of the Year Ended December 31, 2007 and the Year Ended December 31, 2008
Net Revenues
Our net revenue increased by 45.6% from US$143.4 million in 2007 to US$208.9 million in 2008. The increase was attributed to the increased sales of smart phones and feature phones.
Handset design. Our net revenues from handset design decreased by 54.2% from US$41.7 million in 2007 to US$19.1 million in 2008, due to the decrease in the volume of our design contracts. The decrease is expected to continue due to our transformation of business model to an ODP provider as well as our recent entry into the game business.

Product Sales. Revenues from product sales increased by 86.5% from US$101.7 million in 2007 to US$189.7 million in 2008. The increase was primarily due to the increase of sales orders for smart phones and feature phones from our customers.
Product sales from our feature phones as a result of contracts for which the contract party was incorporated inside the PRC increased by 25% from US$33.0 million in 2007 to US$41.2 million in 2008. Product sales from our feature phone as a result of contracts for which the contract party was incorporated outside the PRC increased significantly from US$14.4 million in 2007 to US$41.1 million in 2008.
Product sales from our smart phones as a result of contracts for which the contract party was incorporated inside the PRC increased significantly from US$25.9 million in 2007 to US$93.2 million in 2008. Products sales from our smart phones as a result of contracts for which the contract party was incorporated outside the PRC decreased by 35.8% from US$10.5 million in 2007 to US$6.7 million in 2008, due to our business strategy to expand the domestic markets for middle- and high-end smart phones.
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
Gross Profit
Our gross profit was US$41.2 million in 2008, compared to US$38.6 million in 2007, representing gross margins of 19.7% and 26.9%, respectively. The gross margin for handset design revenue increased from 39.5% in 2007 to 46.1% in 2008. This was primarily because in 2008 we signed eight contracts with a total amount of US$7.2 million with exceptionally high gross margin of more than 90%. Gross margin for product sales decreased from 21.8% in 2007 to 17.1% in 2008. This was the direct result of a promotion sale with low margin that we had in the fourth quarter of 2008. The changes in the product mix also caused the changes in gross margins for handset design and product sales. Revenue from product sales increased from 70.9 % of the total net revenue in 2007 to 90.8% of the total net revenue in 2008. In addition, revenue from handset design fees decreased from 29.1% of the total net revenue in 2007 to 9.2% of the total net revenue in 2008. As a result of the foregoing, our gross margins decreased from 26.9% in 2007 to 19.7% in 2008.
Operating Expenses
Operating expenses decreased by 15.4% from US$47.4 million in 2007 to US$40.1 million in 2008. The decrease was primarily due to a decrease in research and development expenses, partially offset by an increase in general and administrative expenses and an increase in selling and marketing expenses.
During 2008, we approved and announced a restructure plan to streamline our business processes. This plan included the termination of 841 employees. This plan was completed in 2008 and resulted in restructuring charges, including US$3.4 million reflected in the general and administrative expenses for employee severance and benefits in compliance with the New Labor Law of the PRC. The office building where the terminated employees used to work is owned by us. We assessed the fair value of the office building and determined that there was no impairment of the carrying amount of the building as of December 31, 2008. In March 2009, we relocated to another building in Beijing Economic-Technological Development Area with the intent of leasing out our previous offices, but those offices were not leased during 2009.

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
Impairment loss. Impairment loss was US$0.9 million in 2008, compared to nil in 2007. The impairment loss in 2008 was incurred because the carrying amounts of certain fixed assets and intangible assets were not recoverable as they exceeded the sum of the undiscounted cash flows expected to result from the use and eventual disposition of assets.
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
Net Income Attributable to Techfaith
As a result of the cumulative effect of the foregoing factors, we incurred a net income of US$8.0 million in 2008, as compared to a net loss of US$3.3 million in 2007.

Recent Accounting Pronouncements
In June 2009, the FASB issued an authoritative pronouncement that changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement retains the scope of previously issued pronouncements but added entities previously considered qualifying special purpose entities, since the concept of these entities was eliminated by FASB. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.
In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.
In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.
In January 2010, the FASB issued authoritative guidance on accounting for distributions to shareholders with components of stock and cash. The objective of this new guidance is to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of accounting treatment of equity and earnings per share. This new guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. We do not expect the adoption of this guidance would have a significant effect on our consolidated financial position or results of operations.

In January 2010, the FASB issued authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. We do not expect the adoption of this guidance would have a significant effect on our consolidated financial position or results of operations.
In April 2010, the FASB issued an authoritative pronouncement on milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We are in the process of evaluating the effect of adoption of this pronouncement.
In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We are in the process of evaluating the effect of adoption of this pronouncement.
B. Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Net cash provided by (used in) operating activities	$(19,353)	$1,496	$33,241
Net cash used in investing activities	(13,279)	(11,409)	(1,146)
Net cash provided by financing activities	—	—	19,389
Effect of exchange rate changes	4,214	4,085	134
Net increase (decrease) in cash and cash equivalents	(28,418)	(5,828)	51,618
Cash and cash equivalents at beginning of period	113,172	84,754	78,926
Cash and cash equivalents at end of period	$84,754	$78,926	$130,544
We have financed our operations through cash generated from our operating activities and securities issuances, including our initial public offering in May 2005. As of December 31, 2009 and December 31, 2008, we had US$130.5 million and US$78.9 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and bank deposits with terms of three months or less.

To develop our game business, on June 9, 2009, our subsidiary, Leo Technology Limited, now renamed 798 Entertainment Limited, issued to certain entities affiliated with IDGVC Partners, a leading venture capital firm, senior secured convertible promissory notes with an aggregate principal amount of US$10 million, a maturity date of three years and an interest rate of 8% per annum compounded annually. At the earlier of (i) 30 months after the note issuance date if a qualified initial public offering of the note issuer has not occurred by that time, or (ii) the occurrence of an event of default, the note holders may also require the note issuer to redeem the notes in cash equal to the redemption amount plus an annual return of 20% compounded annually on the redemption amount, accrued but unpaid dividend (if any) and late charges (if any). In addition, Infiniti Capital Limited invested US$10 million cash in Leo Technology’s common equity under a definitive agreement entered in 2009.
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
The ability of our subsidiaries in China to convert Renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of relevant PRC government authorities. Techfaith is a holding company and has no present plan to pay any cash dividends on its ordinary shares in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” Nor does Techfaith have any loans or any other outstanding debts except for the convertible notes with IDGVC Partners as set forth above, evaluated at US$15.4 million as of December 31, 2009. Accordingly, we believe that the impact of PRC foreign exchange regulations on Techfaith’s ability to meet its cash obligations is minimal.
Operating Activities. Net cash provided by operating activities was US$33.2 million in 2009 as compared to US$1.5 million in 2008. The increase was mainly due to the operating profit from our ODP business. Net cash provided by operating activities increased substantially; in 2007, net cash used in operating activities was US$19.4 million; in 2008, net cash provided by operating activities was US$1.5 million. This increase is primarily due to operating profits from our ODP business.
In connection with sales of products, our customers typically pay us a portion of the selling price before the products are delivered. We account for such prepayment as advance from customers until all the risks and rights associated with the products have been passed to our customers. Advance from customers decreased from US$5.3 million in 2008 to US$4.7 million in 2009. The decrease was due primarily to lower amount of prepayments paid by customers despite the increase of sales of products from 2008 to 2009. Advance from customers decreased from US$7.5 million in 2007 to US$5.3 million in 2008. The decrease was due primarily to the lower amount of prepayments paid by customers despite the increase of sales of products from 2007 to 2008.

In connection with our handset design services, our customers typically pay us a portion of design fees immediately after the design contract is executed. Such design fee advances received from customers are accounted for as deferred revenue and are not recognized until a pre-agreed milestone has been reached. Along with the substantial decrease of revenues from design fees from US$15.5 million in 2008 to US$1.8 million in 2009, deferred revenue decreased slightly from US$1.7 million in 2008 to US$0.8 million in 2009. The decrease was due primarily to the significant decrease of revenues from design fees and design contracts from 2008 to 2009. Deferred revenue increased slightly from US$1.5 million in 2007 to US$1.7 million in 2008. The increase of deferred revenue in 2008 from the amount in 2007 was mainly due to the recognition of revenue from more design projects in 2008 as a result of meeting the required milestones right before the year end of 2008.
Our accounts receivable amounted to US$40.0 million, US$37.8 million and US$29.0 million as of December 31, 2007, 2008 and 2009, respectively. Our inventories amounted to US$50.8 million, US$37.8 million and US$22.9 million as of December 31, 2007, 2008 and 2009, respectively.
Investing Activities. Net cash used in investing activities decreased from US$11.4 million in 2008 to US$1.1 million in 2009. The decrease in our investing activities in 2009 was due primarily to reduced capital investment in 2009. Net cash used in investing activities decreased from US$13.3 million in 2007 to US$11.4 million in 2008. The decrease in our investing activities in 2008 was due primarily to the reduced capital investment in 2008 and decreases in restricted cash, partially offset by an increase in purchase of plant, machinery and equipment.
Financing Activities. Net cash provided by financing activities was US$19.4 million in 2009. Net cash used by financing activities were at nil in 2008 and 2007. In 2009, we undertook the following financing activities: on June 9, 2009, our subsidiary, Leo Technology Limited, now renamed 798 Entertainment Limited, issued to certain entities affiliated with IDGVC Partners senior secured convertible promissory notes with an aggregate principal amount of US$10 million, and Infiniti Capital Limited invested US$10 million cash in Leo Technology Limited’s common equity under a definitive agreement entered into in 2009.
Our capital expenditures amounted to US$13.8 million, US$14.8 million and US$1.4 million in 2007, 2008 and 2009, respectively. Our historical capital expenditure consisted principally of purchases of software, machinery, equipment and other items related to our mobile handset design services. We incurred capital expenditures totaling approximately US$1.4 million in 2009, which primarily consisted of plant and machinery, furniture, fixtures and equipment.
Our capital expenditure plan for 2010 is US$1.0 million, which primarily consists of the purchase of license and equipment and construction of a plant.
C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company — B. Business Overview.”
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements
We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(In thousands of $)
Operating lease obligations(1)	1,223	988	235	—	—

Capital obligations(2)	461	461	—	—	—

Purchase obligations(3)	5,055	5,055	—	—	—

Total	6,739	6,504	235	—	—

(1)	Operating lease obligations arise from operating lease agreements principally for office spaces in China.

(2)	Capital obligations represent commitments for construction of property, purchase of plant, machinery and equipment.

(3)	Purchase obligations represent commitments under non-cancellable contracts we entered into with certain EMS providers that allow them to procure inventory required to provide the manufacturing services for our products.
Other than the contractual obligations set forth above, we do not have any long-term commitments.
G. Safe Harbor
This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. A number of business risks and uncertainties could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties relate to:
•	our limited operating history as a mobile handset design and software solution provider and, to an even larger extent, as a seller of completed handsets;
•	our ability to successfully expand into the new branded mobile phone and game businesses;
•	our ability to timely and cost-efficiently sell completed handsets to meet our customers’ demands;
•	decrease in demand for completed handsets by mobile handset brand owners; and
•	other risks outlined in this annual report on Form 20-F.

We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” We do not undertake any obligation to update the forward-looking statements except as required under applicable law.
ITEM 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Defu Dong	39	Chairman and Chief Executive Officer
Deyou Dong	35	Director and Chief Operating Officer
Jy-Ber Gilbert Lee	54	Director
Hung Hsin (Robert) Chen	64	Independent Director
Ken Lu	47	Independent Director
Ling Sui	54	Independent Director
Hui (Tom) Zhang	37	Independent Director
Yuping Ouyang	35	Chief Financial Officer
Changke He	48	Chief Technology Officer
Yibo Fang	41	Senior Vice President
Shugang Li	42	President
Executive Directors
Mr. Defu Dong has been the Chairman and Chief Executive Officer of our company since our inception. Prior to founding our company in July 2002, Mr. Dong co-founded Beijing Sino-Electronics Future Telecommunication R&D, Ltd., a mobile handset design house, in February 2001, and was that company’s director, shareholder and Chief Executive Officer from its inception until July 2002. Mr. Dong worked at Motorola (China) as a sales manager from 1997 to 2001. Prior to joining Motorola (China), Mr. Dong was a sales manager at Mitsubishi (China) for one year. Mr. Dong received his bachelor’s degree in mechanical engineering from Chongqing University in China in 1994.
Mr. Deyou Dong has been our director since August 2009. He joined Techfaith in 2007, acting as general manager of sales department. Prior this, he served as director of marketing department and finance department in Century Legend Technology Beijing Limited in 1998, and General Manager of system integration department in China System Integration Technology Beijing Limited in 2003. Mr. Dong received a diploma in accounting from the Jilin University of Agricultural Science And Technology in 1997.
Dr. Jy-Ber Gilbert Lee has been our director since May 2005. Mr. Lee was our President and Chief Operating Officer from February 2006 to August 2008. Prior to joining our company, Dr. Lee was the deputy general manager of the Guangdong branch of China Netcom Corp., a subsidiary of China Netcom Group. From June 2001 to February 2004, Dr. Lee was the Managing Director of Sales of China Netcom Corp. From July 2000 to May 2001, Dr. Lee was a Vice President of Motorola Inc., and Deputy General Manager of Global Telecom Solution, Greater China. Dr. Lee received his bachelor’s degree in mechanical engineering from National Taiwan University in 1977, his master’s degree in energy engineering and his Ph.D. degree in mechanical engineering from the University of Illinois in 1980 and 1984, respectively.

Independent Directors
Mr. Hung Hsin (Robert) Chen has been our independent director since September 2005. Prior to that, Mr. Chen had worked at SangFei Consumer Communications Co., Ltd, or SangFei, a joint venture between Philips and China Electronics Corporation, which produces mobile phones and MP3 players for original equipment manufacturers and original design manufacturers. Mr. Chen had been the general manager of SangFei and a senior consultant of Philips China for nine years. Prior to joining SangFei, Mr. Chen was a general manager of National Semiconductor China, a joint venture with National Semiconductor. Mr. Chen has over 30 years experience in the consumer electronic products and wireless terminals industries. Mr. Chen received his bachelor’s degree from Taiwan National Cheng Kung University in 1969.
Dr. Ken Lu has been our independent director since August 2006. Dr. Lu is a managing director of Seres Asset Management Limited, an investment management company focusing on the Asian equity markets. Prior to Seres, Dr. Lu founded and managed APAC Capital Advisors Limited, a Greater China investment management company, from 2004 to early 2010. Dr. Lu’s extensive capital market experience also includes research analyst roles at a number of leading investment banks, including JP Morgan and Credit Suisse (formerly Credit Suisse First Boston, or CSFB). He served as the Head of China Research at CSFB from October 2001 to May 2004, managing a team of over 10 research analysts and directing CSFB’s overall China research products. Mr. Lu also serves on the boards and audit committees of Asia Info Holdings, Inc., a company listed on the NASDAQ, Enerchina Holdings Ltd, a company listed on the Hong Kong Stock Exchange, and China Cord Blood Corporation, a company listed on the main board of the New York Stock Exchange. Dr. Lu received his bachelor’s degree from the Beijing University in 1985, his master’s degree from Brigham Young University in 1988, and his Ph. D. degree in finance from the University of California, Los Angeles in 1995.
Ms. Ling Sui has been our independent director since August 2007. Ms. Sui is a partner and general manager of CFO Resource, a financial consulting company since May 2008. From November 2007 to February 2008, Ms. Sui was vice president of Hangzhou Casa Limited, a heating equipment manufacturing company. Prior to that, Ms. Sui was the vice chairman of the Human Resource Association for Chinese & Foreign Enterprises in Beijing. Ms. Sui served as the assistant to the chief executive officer and general manager of the group finance department of China Netcom (Group) Company Ltd. from 2004 to 2007 and vice president and financial controller of China Netcom Corporation Ltd. from 1999 to 2004. Prior to that, Ms. Sui worked with Motorola for six years as the service operation controller in the personal communication sector. Ms. Sui received her bachelor’s degree in finance and banking from Northeast University of Finance & Economics in China in 1978.
Dr. Hui (Tom) Zhang has been our independent director since March 2006. Dr. Zhang is a co-founder and chief executive officer of Innofidei Inc., a fabless semiconductor company in China founded in 2006. Dr. Zhang was a co-founder of Vimicro International (NASDAQ: VIMC). He also serves as an independent director of KongZhong Corporation and Qiaoxing Mobile. He is secretary general of the Mobile Multimedia Technology Alliance. Dr. Zhang received his bachelor’s degree from the University of Science & Technology of China in 1993 and his Ph.D. degree in electrical engineering from the University of California at Berkeley in 1999. He received the 2005 University of California at Berkeley Outstanding Engineering Alumni Award.
Other Executive Officers
Ms. Yuping Ouyang has been our Chief Financial Officer since August 2008. From September 2004 to August 2008, Ms. Ouyang was in various financial positions at our company, including US GAAP reporting manager and chief accounting officer. Prior to joining our company, she served as an accounting manager at Guangzhou Metro Corporation. Ms. Ouyang received her MBA from the Sun Yat-sen University in 2006 and her bachelor’s degree in management from the Guangdong University of Foreign Studies in 1996. Ms. Ouyang is also a member of the Association of Chartered Certified Accountants in China.

Mr. Changke He is the Chief Technology Officer of our company. He previously served as the President of STEP Technologies (Beijing) Co., Ltd., a subsidiary of Techfaith, from May 2004 to February 2005, and was a director of our company. Prior to joining us in September 2002, Mr. He worked at Beijing Sino-Electronics Future Telecommunication R&D, Ltd. for three months. From 1995 to May 2002, Mr. He worked at Motorola (China) as a radio frequency engineer. Mr. He received his bachelor’s degree in automatic control and computer engineering from China Central Polytechnic College in 1982 and his master’s degree in electronics and automatic engineering from Tianjin University in China in 1990.
Mr. Yibo Fang is the President of STEP Technologies (Beijing) Co., Ltd. From August 2002 to March 2005, Mr. Fang was the Vice President and Chief Technology Officer of Techfaith China. Before joining our company in August 2002, Mr. Fang worked at Beijing Sino-Electronics Future Telecommunication R&D, Ltd. for five months as a hardware director. From August 2001 to January 2002, Mr. Fang worked at ZT Telecom as a hardware engineer. From 1995 to July 2001, Mr. Fang worked at Motorola (China) as a hardware engineer. Mr. Fang received his bachelor’s degree in electrical engineering and applied electronic technology from Tsinghua University in China in 1991.
Mr. Shugang Li is the President of Techfaith Electronics. From 2002 to August 2008, Mr. Li served in several positions at our company, including vice president in charge of production support, sourcing, project management and quality assurance and as president of Step Technologies (Beijing) Co., Ltd. Prior to joining our company, Mr. Li served as an engineering department manager at Motorola China for seven years. He received his bachelor’s degree in electronic engineering from Tianjin University in China in 1990.
The business address of our directors and executive officers is c/o China Techfaith Wireless Communication Technology Limited, Building 1, No. 13, YongChang North Road, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, People’s Republic of China.
B. Compensation of Directors and Executive Officers
In 2009, the aggregate cash compensation and benefits that we paid to our executive officers, including all the directors, was approximately US$0.25 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
Share Incentives
In 2005, our board of directors and our shareholders approved a 2005 share incentive plan, or the 2005 plan, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. A total of 40,000,000 ordinary shares have been reserved for issuance under the 2005 plan, under which 131,636 options and 644,090 nonvested shares were issued as of May 16, 2010. Our future grants of share incentives will be made pursuant to the 2005 plan.
The following table summarizes, as of May 16, 2010, the outstanding options granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan.

	Ordinary
	Shares
	Underlying
	Options	Exercise Price	Date of	Date of
	Granted	(US$/Share)	Grant	Expiration
Jy-Ber Gilbert Lee	131,636	1.083	August 13, 2005	August 13, 2015

Total	131,636

The following table summarizes, as of May 16, 2010, the nonvested shares granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan.

	Number of
	Ordinary
	Shares
	Underlying the
	Nonvested Shares
	Granted, as of the	Price		Vesting
	Date of Grant	(US$/Share)	Date of Grant	Schedule
Hung Hsin (Robert) Chen	65,818	—	August 12, 2006	(1)
Ying Han	65,818	—	August 12, 2006	(2)
Hui (Tom) Zhang	65,818	—	August 12, 2006	(2)
Ken Lu	65,818	—	November 11, 2006	(3)
Sui Ling	65,818	—	August 11, 2007	(4)

Total	329,090

(1)	100% of the shares vested immediately on the grant date.

(2)	50% of the nonvested shares vested immediately on the grant date, and the remaining 50% of the nonvested shares vested on April 1, 2007.

(3)	50% of the nonvested shares vested immediately on the grant date, and the remaining 50% of the nonvested shares vested on November 1, 2007.

(4)	One quarter of the nonvested shares vested immediately on the grant date, and the remaining three quarters to be vested on August 12, 2008, 2009 and 2010 averagely.
The following paragraphs describe the principal terms of the 2005 plan.
Types of Awards. We may grant the following types of awards under our 2005 plan:
•	our ordinary shares;
•	options to purchase our ordinary shares;
•	nonvested shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;
•	nonvested share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;
•	share appreciation rights, which provide for the payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and
•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

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
C. Board Practices
In 2009, our directors held four meetings. Each director participated in all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The NASDAQ Stock Market, Inc. Marketplace Rules, or the NASDAQ Rules.

Committees of the Board of Directors
Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope of the annual audits, the fees paid to our independent auditors, the results of our annual audits, compliance with our accounting and financial policies and management’s procedures, policies relating to the adequacy of our internal accounting controls and pre-approval of non-audit services rendered to us by our independent auditors. In 2009, our audit committee held four meetings.
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
Our compensation committee currently consists of Dr. Hui (Tom) Zhang, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the NASDAQ Rules. In 2009, our compensation committee did not hold any meetings.
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
Our corporate governance and nominating committee currently consists of Dr. Hui (Tom) Zhang, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the NASDAQ Rules. In 2009, our corporate governance and nominating committee held one meeting.
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

D. Employees
As of December 31, 2009, we had 518 employees, including 361 in research and development and supportive function, 90 in selling and marketing and 67 in management and administration.
E. Share Ownership
As of December 31, 2009 and May 16, 2010, 650,156,045 ordinary shares and 715,172,111 ordinary shares, respectively, of our company were outstanding, excluding shares issuable upon exercise of outstanding options and shares that may be issued to holders of the notes held by certain entities affiliated with IDGVC Partners. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of May 16, 2010, approximately 70.0% of the issued and outstanding shares were held by two record shareholders in the United States, including 26,699,225 ADSs held by our ADS depositary.
The following table sets forth information with respect to our directors and executive officers’ beneficial ownership of our ordinary shares as of May 16, 2010, to the extent such ownership exists.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Directors and Executive Officers:
Defu Dong (3)	249,250,000	34.9%
Jy-Ber Gilbert Lee (4)	131,636	*
Hung Hsin (Robert) Chen (5)	65,818	*
Hui (Tom) Zhang (6)	65,818	*
Ken Lu (7)	65,818	*
Sui Ling (8)	49,364	*
All directors and executive officers as a group (9)	249,628,454	34.9%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 715,172,111, being the number of ordinary shares outstanding as of May 16, 2010 and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after May 16, 2010, or the number of nonvested shares held by such person or group, if any, that will fully vest within 60 days after May 16, 2010, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after May 16, 2010 by option or other agreement.

(3)	Includes 165,750,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust, and 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust. Mr. Defu Dong is the sole director of each of Oasis Land Limited and Helio Glaze Limited, with the sole power to vote on behalf of Oasis Land Limited and Helio Glaze Limited on all matters of Techfaith requiring shareholder approval. The business address for Mr. Defu Dong is Building 1, No. 13, YongChang North Road, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, People’s Republic of China.

(4)	Includes 131,636 ordinary shares that were issuable upon exercise of options exercisable within 60 days after May 16, 2010 held by Mr. Lee.

(5)	Includes 65,818 nonvested shares that were granted to Robert Chen on August 12, 2006, the previous granted 131,636 share options were cancelled accordingly.

(6)	Includes 65,818 nonvested shares that were granted to Hui (Tom) Zhang on August 12, 2006.

(7)	Includes 65,818 nonvested shares that were granted to Ken Lu on November 11, 2006.

(8)	Includes 49,364 nonvested shares that were granted to Sui Ling on August 11, 2007.

(9)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Defu Dong, Jy-Ber Gilbert Lee, Hung Hsin (Robert) Chen, Sui Ling, Hui (Tom) Zhang and Ken Lu.
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of December 31, 2009, by our other principal shareholder.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Other Principal Shareholder:

Fidelity Low-Priced Stock Fund (3)	33,782,055	4.7%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 715,172,111, being the number of ordinary shares outstanding as of May 16, 2010 and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after May 16, 2010 or the number of nonvested shares held by such person or group, if any, that will fully vest within 60 days after May 16, 2010 or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after May 16, 2010 by option or other agreement.

(3)	Includes 33,782,055 ordinary shares held by Fidelity Low-Priced Stock Fund, or Fidelity Fund. The business address for Fidelity Fund is 82 Devonshire Street, Boston, Massachusetts 02109. According to the Schedule 13G, as amended, filed by FMR LLC on February 12, 2010, as of December 31, 2009, Fidelity Fund hold 33,782,055 ordinary shares. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the 33,782,055 ordinary shares held by Fidelity Fund as a result of acting as investment adviser to Fidelity Fund. Each of Edward C. Johnson 3d, chairman of FMR LLC, FMR LLC and the various funds with right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of our company, each has sole power to dispose of the 33,782,055 shares held by Fidelity Fund.
On June 9, 2009, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to certain entities affiliated with IDGVC Partners, a leading venture capital firm. The notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. In the event of a full conversion of the notes, a total of 126,103,405 ordinary shares of our company (subject to adjustment but in any event not exceeding 129,941,915 ordinary shares, or 20.00% of our current total and issued outstanding shares as of the date of such note issuance) may be issued to the holders of the notes.

In addition, in January 2010, we entered into an agreement to obtain control of QIGI Technology in a stock-plus-cash transaction valued at approximately US$12.5 million; the consideration for this transaction is 65,934,066 of our ordinary shares, which share number are subject to an earnings adjustment pending the audited net profit of QIGI Technology for the year 2010 and 2011.
ITEM 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”
B. Related Party Transactions
Transactions with QUALCOMM
In March 2006, we entered into a joint venture with QUALCOMM by incorporating a Cayman Islands holding company named Techfaith Software (China) Holding Limited. QUALCOMM and we hold 30% and 70%, respectively, of this holding company’s shares. In May 2006, Techfaith Software (China) Holding Limited formed TechSoft in China to develop application software for wireless devices. Pursuant to an agreement entered into on March 22, 2006 in relation to this joint venture with QUALCOMM, TechSoft will receive a total of US$25 million in funding from QUALCOMM and us and non-cash in-kind contributions including software and licenses. TechSoft is based in Beijing and Hangzhou, China. Up to December 31, 2008, TechSoft has received total cash injection of US$10 million.
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
In 2008, Techfaith Technology became one of our EMS providers. During the year ended December 31, 2008, we sold raw materials to Techfaith Technology for US$18.8 million and purchased products from Techfaith Technology for US$17.0 million. In 2008, we purchased raw materials from De Ming for US$2.4 million. In 2009, we sold raw materials to Techfaith Technology for US$0.8 million and purchased products from Techfaith Technology for US$3.5 million. In 2009, we also purchased raw materials from De Ming for US$1.2 million.

As of December 31, 2009, amounts due from related parties are as follows:

	Year ended December 31,
	2007	2008	2009
	(In thousands of US$)
Techfaith Technology	$1,047	$5,537	$9,941
De Ming	$54	$—	$—

	$1,101	$5,537	$9,941

As of December 31, 2009, amount due to related party is as follows:

	Year ended December 31,
	2007	2008	2009
	(In thousands of US$)
Techfaith Technology	$—	$—	$7
De Ming	201	419	259

	$201	$419	$266

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
Subject to the Cayman Islands Companies Law (2009 Revision), our board of directors may from time to time declare dividends on shares in issue. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. The Offer and Listing
A. Offer and Listing Details
Our ADSs, each representing 15 of our ordinary shares, have been listed on the NASDAQ since May 5, 2005. Our ADSs are traded under the symbol “CNTF.”
For 2009, the trading price of our ADSs on the NASDAQ ranged from $1.11 to $3.93 per ADS.
The following table provides the high and low trading prices for our ADSs on the NASDAQ for (1) the years 2005, 2006, 2007, 2008 and 2009; (2) the first quarter in 2010, all quarters in 2008 and 2009; and (3) each of the past six months.

	Sales Price
	High	Low
Annual High and Low
2005	19.88	7.8
2006	18.00	6.58
2007	11.13	4.01
2008	6.98	0.71
2009	3.93	1.11

Quarterly Highs and Lows
First Quarter 2008	6.79	3.40
Second Quarter 2008	6.98	4.00
Third Quarter 2008	4.60	0.85
Fourth Quarter 2008	1.33	0.71
First Quarter 2009	1.94	1.11
Second Quarter 2009	2.69	1.31
Third Quarter 2009	3.85	1.95
Fourth Quarter 2009	3.93	2.88
First Quarter 2010	3.65	2.58

Monthly Highs and Lows
November 2009	3.85	2.97
December 2009	3.93	3.05
January 2010	3.65	3.08
February 2010	3.25	2.58
March 2010	3.37	2.68
April 2010	2.75	2.35
May 2010 (through May 13, 2010)	2.43	1.91
B. Plan of Distribution
Not applicable.

C. Markets
Our ADSs, each representing 15 of our ordinary shares, have been listed on the NASDAQ since May 5, 2005 under the symbol “CNTF.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We incorporate by reference into this Annual Report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-123921) filed with the Commission on April 20, 2005. Our shareholders had in 2005 approved an amended and restated memorandum and articles of association of our company, which became effective immediately upon the trading of our ADSs on the NASDAQ.
C. Material Contracts
Investor Rights Agreement
In connection with the issuance by our wholly owned subsidiary, Leo Technology Limited, now renamed 798 Entertainment Limited, of (1) a US$10 million aggregate principal amount of 8% senior secured convertible promissory notes to certain entities affiliated with IDGVC Partners, or the IDGVC Investors, and (2) US$10 million of the common equity in Leo Technology Limited to Infiniti Capital Limited, we and certain of our subsidiaries entered into an investor rights agreement with the IDGVC Investors and Infiniti Capital Limited. Under this investor rights agreement dated June 9, 2009, the notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. In the event of a full conversion of the notes, a total of 126,103,405 ordinary shares of our company (subject to adjustment but in any event not exceeding 129,941,915 ordinary shares, or 20.0% of our current total and issued outstanding shares as of the date of the note issuance) may be issued to the holders of the notes. In addition, we provided guarantees in favor of the IDGVC Investors and Infiniti Capital Limited in relation to the convertible notes and pursuant to the Convertible Note and Share Purchase Agreement, the investor rights agreement and other relevant transaction documents relating to their investments.

Pursuant to this investor rights agreement, we have also granted certain registration rights to holders of our outstanding registrable securities (as defined below). Set forth below is a summary of the registration rights granted under the agreement.
Demand Registration Rights
Holders of at least 30% or more of our then outstanding registrable securities may request us in writing to file a registration statement providing for the resale of their securities. The term registrable securities herein include our ordinary shares issued or issuable upon conversion of the notes issued to IDGVC Investors.
We are not obligated to effect more than one such registration statement within any 12-month period. Such registration statement should be on Form F-3, unless we are not then eligible to use Form F-3, in which case Form F-1 other appropriate form should be used.
We are also not obligated to effect a demand registration if (1) we notify the requesting holder or holders of the registrable securities of our intention to file for our own account a registration statement within sixty days of receiving the request, (2) the reasonably anticipated aggregate price to the public, net of selling expenses would not be more than US$1,000,000 or (3) we provide a certified signed by our chief executive officer stating that our board of directors concludes in good faith that the filing of such registration statement would be materially detrimental to us and our shareholders in the near future. In the case of (3), we cannot exercise the deferral right more than once in any 12-month period.
Piggyback Registration Rights
If we propose to file a registration for a public offering of our securities other than relating to an employee benefit plan or to a corporate reorganization, we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares with registration rights to be included in the registration statement.
Expenses of Registration
We will pay all expenses relating to any demand, piggyback or Form F-3 registrations, other than broker’s commission, underwriter’s discount, concession or commission in connection with the sale of the registrable securities.
For more detailed information relating to the registration rights, see the investor rights agreement filed as an exhibit to this annual report on Form 20-F.
Other than this investor rights agreement, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls
See “Item 4.B. Information on the Company—Business Overview—Regulation—Foreign Currency Exchange.”
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
With respect to non-corporate U.S. Holders (including individuals) for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NASDAQ will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
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

Passive Foreign Investment Company
Due to the price of our ADSs and ordinary shares during 2009 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that for our taxable year ended December 31, 2009, we may have been a passive foreign investment company (“PFIC”) for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
The total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares. Because of our share value during 2009 and our retention of a significant amount of cash, more than 50% of the value of our assets during 2009 may be viewed as passive for purposes of the asset test and, as a result we may have been a PFIC during 2009.
We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). We expect that even if we were not a PFIC for the taxable year ended December 31, 2009, we will very likely be a PFIC for our current taxable year ending December 31, 2010 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are a PFIC for any year during which you hold ADS or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, you ADSs or shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC unless we subsequently became a PFIC. The rules dealing with deemed sale elections are very complex. You are strongly encouraged to consult your tax advisor about the deemed sale election with regard to our company and subsidiaries.
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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under the PFIC rules:
• such excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,
• such amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and
• such amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.
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
The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the NASDAQ, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. If any of our subsidiaries are or become PFICs, the mark-to-market election will likely not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.
Under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Treasury may require. In addition, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

Information Reporting and Backup Withholding
Backup Withholding and Information Reporting
Pursuant to recently enacted legislation, you may be required to submit to the Internal Revenue Service certain information with respect to an investment in the ADSs or ordinary shares not held through an account with a “financial institution.” This new legislation also imposes penalties if you are required to submit such information to the Internal Revenue Service and fail to do so. In addition, you may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). You should consult their tax advisors regarding the application of the United States information reporting and backup rules.
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
Foreign Exchange Risk. Substantially all of our revenues and substantially all our cost of revenues are denominated in RMB, with an immaterial portion of our cost of revenues denominated in the U.S. dollar, for which we have not incurred any material foreign exchange gains or losses. In 2006, we invested US$39 million in Techfaith Hangzhou and TechSoft in China. We have had increasingly smaller amounts of U.S. currency deposits over the years. As of December 31, 2009, we had U.S. currency deposits of US$ 27 million in China. Our exchange gains were approximately US$25,000 in 2009 due to the U.S. currency deposited in China. We believe that we currently have significant direct foreign exchange risk.
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
Inflation Risk. Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
ITEM 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.

B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Fees and Charges Our ADS holders May Have to Pay
The Bank of New York, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

US$5.00 or less per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 or less per ADS	• Any cash distribution to registered ADS holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders

US$0.02 per ADSs per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Expenses of the depositary	• Cable, telex and facsimile transmissions (as expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent or the custodian or its nominee when you deposit or withdraw shares

Taxes, stamp duty and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2009, we were entitled to receive US$40,619.72 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility. This amount has been paid as of the date of this annual report.
PART II
ITEM 13. Defaults, Dividend Arrearages and Delinquencies
Not Applicable.
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not Applicable.
ITEM 15. Controls and Procedures
Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Based upon this evaluation, our management has concluded that our disclosure controls and procedures was effective as of the end of the period ended December 31, 2009 were effective.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.
Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. The attestation report appears below:
Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
China Techfaith Wireless Communication Technology Limited
We have audited the internal control over financial reporting of China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Group and our report dated May 19, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Group’s adoption of the authoritative guidance on noncontrolling interests in consolidated financial statements, effective on January 1, 2009.
/s/ Deloitte Touche Tohmatsu CPA, Ltd.
Beijing, the People’s Republic of China
May 19, 2010
Changes in internal control over financial reporting
In 2008, we had identified three material weaknesses, which are described below, during our assessment of the internal control over financial reporting as defined in Audit Standard No. 5 of the Public Company Accounting Oversight Board. After the material weaknesses were reported to our audit committee, the audit committee approved an action plan that required the management to remediate the weaknesses.
The steps we took to remediate the material weaknesses include:
(1) In response to the lack of sufficient personnel with the necessary knowledge on internal control, we provided training to the personnel who are in charge of internal control. Meanwhile, we had engaged an external professional firm to assist our internal auditor to perform the internal control function. During 2009, there were no material weaknesses detected in this area.
(2) In response to the insufficient inventory management controls over sample phones which resulted in late significant adjustments to the Group’s recording of inventory, we had examined and strengthened our control procedures over sample phones. We strengthened the implementation of quarterly inventory physical count and reconciliation with management review procedures. During 2009, there were no additional material weaknesses detected in this area and not any late adjustments to the recording of inventory.
(3) In response to the operating ineffectiveness of revenue contracts review and revenue recognition procedures which resulted in late significant adjustments to the Group’s recognition of revenue, we assigned qualified and experienced personnel to perform the relevant contracts review. During 2009, there were no additional material weaknesses detected in this area.

ITEM 16A. Audit Committee Financial Expert
See “Item 6. Directors, Senior Management and Employees — C. Board Practices.”
ITEM 16B. Code of Ethics
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
ITEM 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated. We did not pay any tax related or other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2008	2009
	(In thousands of US$)
Audit fees (1)	992	942
Audit-related fees	—	—
Tax fees (2)	17	18
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee. Our audit committee has adopted a combination of two approaches in pre-approving proposed services: general pre-approval and specific pre-approval. With general approval, proposed services are pre-approved without consideration of specific case-by-case services; with specific approval, proposed services require the specific pre-approval of the audit committee. Unless a type of service has received general pre-approval, it will require specific pre-approval by our audit committee. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by our audit committee.

All requests or applications for services to be provided by our independent auditors that do not require specific approval by our audit committee will be submitted to our chief financial officer and must include a detailed description of the services to be rendered. The chief financial officer will determine whether such services are included within the list of services that have received the general pre-approval of the audit committee. The audit committee will be informed on a timely basis of any such services. Requests or applications to provide services that require specific approval by our audit committee will be submitted to the audit committee by both our independent auditors and our chief financial officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence.
ITEM 16D. Exemptions from the Listing Standards for Audit Committees
We are in compliance with Rule 10A-3 under the Exchange Act and The Nasdaq Stock Market, Inc. Marketplace Rules with respect to the audit committee.
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
In September 2008, our board of directors approved a share repurchase program pursuant to authorization previously obtained from our shareholders. Under the program, our company is authorized, but not obligated, to repurchase up to US$10 million worth of our outstanding ADSs from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and are subject to restrictions relating to volume, price and timing. From September 2008 to the date of this annual report, a total of 61,200 shares have been purchased under this program, all during December 2009. Pursuant to the board resolutions, our board will review this share repurchase program periodically and may adjust its terms and size accordingly, including suspending or discontinuing the program altogether at anytime.
The following tables set forth some additional information about our repurchases made in the fiscal years ended December 31, 2008 and 2009. The ordinary shares underlying the repurchased ADSs have been canceled pursuant to Cayman Islands law.
Issuer Repurchases in the Years Ended December 31, 2008 and 2009

				Maximum Number (or
			Total Number of ADSs	Approximate Dollar
			Purchased as Part of	Value) of ADSs that May
	(a) Total Number of	Average Price Paid per	Publicly Announced	Yet be Purchased Under
Period	ADSs Purchased	ADS	Program(1)	the Program
December 2009	61,200	3.2191	61,200	$9,802,991

Total	61,200	3.2191	61,200	$9,802,991

ITEM 16F. Change in Registrant’s Certifying Accountant
Not applicable.

ITEM 16G. Corporate Governance
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
We intend to follow home country practice with respect to annual meetings. We did not hold any annual meeting of shareholders in 2009. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.
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

2.6 *
Investor Rights Agreement dated June 9, 2009 among the Registrant, Leo Technology Limited, now renamed 798 Entertainment Limited, affiliates of IDGVC Partners, Infiniti Capital Limited and other parties thereto.

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

4.7
Lease Agreement dated July 31, 2004 between the Registrant and Beijing Sino-Electronics Future Telecommunication R&D, Ltd. (incorporated by reference to Exhibit 99.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

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

Exhibit
Number		Document

4.11
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

11.1
Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 25, 2009).

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
Date: May 18, 2010

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009, and related financial statement schedule included in Schedule 1. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 28, the financial statements have been adjusted for the retrospective application of authoritative guidance regarding noncontrolling interests in consolidated financial statements, which was adopted by the Group on January 1, 2009.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 19, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 19, 2010

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2008	2009
	(As adjusted)
ASSETS
Current assets:
Cash and cash equivalents	$78,926	$130,544
Restricted cash	162	—
Accounts receivable, net of allowances of $7,128 and $9,151 in 2008 and 2009, respectively	37,804	28,992
Notes receivable	85	—
Amount due from a related party	5,537	9,941
Inventories	37,763	22,937
Prepaid expenses and other current assets	10,003	12,420
Deferred tax assets-current	83	—

Total current assets	170,363	204,834

Plant, machinery and equipment, net	48,125	44,582
Acquired intangible assets, net	921	645
Deferred tax assets-noncurrent	49	—
Goodwill	606	606

TOTAL ASSETS	$220,064	$250,667

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term payable	$1,211	$799
Accounts payable	9,214	10,514
Amounts due to related parties	419	266
Accrued expenses and other current liabilities	9,074	9,227
Advance from customers	5,260	4,720
Deferred revenue	1,748	755
Income tax payable	149	1,162
Put option liability	1,173	1,257

Total current liabilities	28,248	28,700

Convertible notes and embedded derivatives	—	15,441

Total liabilities	28,248	44,141

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED BALANCE SHEETS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2008	2009
	(As adjusted)
Commitments (Note 21)

Equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, 650,034,590 in 2008 and 650,156,045 in 2009	13	13
Additional paid-in capital	105,846	113,657
Treasury stock, at cost (nil and 918,000 shares as of December 31, 2008 and 2009, respectively)	—	(199)
Accumulated other comprehensive income	24,095	23,863
Statutory reserve	8,542	10,993
Retained earnings	51,980	55,866

Total China Techfaith Wireless Communication Technology Limited shareholders’ equity	190,476	204,193

Noncontrolling interest	1,340	2,333

Total equity	191,816	206,526

TOTAL LIABILITIES AND EQUITY	$220,064	$250,667

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2007	2008	2009
	(As adjusted)	(As adjusted)
Revenues:
Handset design	$41,721	$19,123	$4,482
Product sales	101,723	189,727	206,106
Mobile game design and other related services	—	—	488

Total net revenues	143,444	208,850	211,076

Cost of revenues:
Handset design	25,239	10,308	4,425
Product sales	79,556	157,377	168,376
Mobile game design and other related services	—	—	64

Total cost of revenues	104,795	167,685	172,865

Gross profit	38,649	41,165	38,211

Operating expenses:
General and administrative	(13,142)	(15,553)	(9,600)
Research and development	(30,876)	(18,195)	(12,040)
Selling and marketing	(3,422)	(5,497)	(3,241)
Impairment of long-lived assets	—	(880)	—

Total operating expenses	(47,440)	(40,125)	(24,881)

Government subsidy income	1,734	3,081	481
Other operating income	—	2,443	—

Income (loss) from operations	(7,057)	6,564	13,811

Interest expenses	(166)	(47)	(623)
Interest income	3,871	1,616	667
Other (expenses) income	(220)	(22)	115
Change in fair value of put option	(43)	(855)	(84)
Change in fair value of derivatives embedded in convertible notes	—	—	(5,270)

Income (loss) before income taxes	(3,615)	7,256	8,616
Income tax benefit (expenses)	(6)	93	(3,642)
Equity in loss of an affiliate, net of income taxes	(851)	—	—

Net income (loss)	(4,472)	7,349	4,974
Less: Net loss attributable to noncontrolling interest	1,200	652	1,363

Net income (loss) attributable to China Techfaith Wireless Communication Technology Limited	$(3,272)	$8,001	$6,337

Net income (loss) per share attributable to China Techfaith Wireless Communication Technology Limited:
Basic	$(0.01)	$0.01	$0.01

Diluted	$(0.01)	$0.01	$0.01

Weighted average shares used in computation:
Basic	649,807,421	649,972,306	650,057,866

Diluted	649,807,421	650,062,312	720,889,120

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

					Accumulated				Total
			Additional		other				share	Com-
	Ordinary shares		paid-in	Treasury	comprehensive	Statutory	Retained	Noncontrolling	holders’	prehensive
	Number	Amount	capital	stock	income	reserve	earning	Interest	equity	income

Balance at January 1, 2007 (as adjusted)	649,692,954	$13	$109,833	$(4,628)	$5,339	$6,093	$49,700	$3,843	$170,193
Foreign currency translation adjustments	—	—	—	—	8,290	—	—	147	8,437	$8,437
Share-based compensation	220,182	—	94	—	—	—	—	—	94	—
Reduction in underwriters’ costs for the IPO	—	—	400	—	—	—	—	—	400	—
Purchase back of NCI	—	—	—	—	—	—	—	(983)	(983)	—
Net loss	—	—	—	—	—	—	(3,272)	(1,200)	(4,472)	(4,472)
Provision for statutory reserve	—	—	—	—	—	720	(720)	—	—	—

Balance at December 31, 2007 (as adjusted)	649,913,136	13	110,327	(4,628)	13,629	6,813	45,708	1,807	173,669	$3,965

Cancellation of treasury stock	—	—	(4,628)	4,628	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	10,466	—	—	185	10,651	10,651
Share-based compensation	121,454	—	147	—	—	—	—	—	147	—
Net income	—	—	—	—	—	—	8,001	(652)	7,349	7,349
Provision for statutory reserve	—	—	—	—	—	1,729	(1,729)	—	—	—

Balance at December 31, 2008 (as adjusted)	650,034,590	13	105,846	—	24,095	8,542	51,980	1,340	191,816	$18,000

Repurchase of ordinary shares		—	—	(199)	—	—	—	—	(199)	—
Foreign currency translation adjustments	—	—	—	—	77	—	—	—	77	77
Share-based compensation	121,455	—	20	—	—	—	—	—	20	—
Net income	—	—	—	—	—	—	6,337	(1,363)	4,974	4,974
Provision for statutory reserve	—	—	—	—	—	2,451	(2,451)	—	—	—
Capital contribution by a noncontrolling shareholder	—	—	7,791	—	(309)	—	—	2,356	9,838	—

Balance at December 31, 2009	650,156,045	$13	$113,657	$(199)	$23,863	$10,993	$55,866	$2,333	$206,526	$5,051

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2007	2008	2009
	(As adjusted)	(As adjusted)
Operating activities:
Net income (loss)	$(4,472)	$7,349	$4,974
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on disposal of plant, machinery and equipment	690	73	125
Impairment of long-lived assets	—	880	—
Amortization of acquired intangible assets	276	794	377
Inventory provision	911	648	409
Warranty provision	1,103	1,067	365
Bad debts expense	44	2,996	2,081
Depreciation of plant, machinery and equipment	7,145	6,103	4,213
Equity in loss of an affiliate	851	—	—
Change in fair value of put option	43	855	84
Amortization of share-based compensation	94	147	20
Change in fair value of derivatives associated with convertible notes	—	—	5,270
Amortization of convertible notes interest	—	—	588
Changes in operating assets and liabilities:
Accounts receivable	(200)	(1,536)	2,385
Notes receivable	(1,568)	4,212	85
Inventories	(41,096)	15,877	14,417
Prepaid expenses and other current assets	399	(4,836)	(2,498)
Deferred tax assets	—	129	132
Accounts payable	26,677	(27,747)	1,140
Notes payable	(148)	—	—
Accrued expenses and other current liabilities	(8,094)	(3,198)	(406)
Advance from customers	2,071	(2,423)	(540)
Deferred revenue	(4,073)	106	(993)
Income tax payable	(6)	—	1,013

Net cash provided by (used in) operating activities	(19,353)	1,496	33,241

Investing activities:
Deposits paid for acquisition of plant, machinery and equipment, and acquired intangible assets	(4,271)	—	—
Purchase of plant, machinery and equipment	(8,904)	(13,389)	(865)
Proceeds from sale of plant, machinery and equipment	85	116	47
Purchase of intangible assets	(644)	(1,364)	(490)
Purchase of noncontrolling interest of STEP Technologies	(1,361)	—	—
Decrease in restricted cash	1,816	3,228	162

Net cash used in investing activities	(13,279)	(11,409)	(1,146)

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2007	2008	2009
Financing activities:
Proceeds from short-term bank borrowings	10,952	—	—
Repayment of short-term bank borrowings	(10,952)	—	—
Capital contribution by a noncontrolling shareholder	—	—	9,838
Proceeds from issuance of convertible notes, net of issuance cost paid of $250	—	—	9,750
Repurchase of ordinary shares from market	—	—	(199)

Net cash provided by financing activities	—	—	19,389

Effect of exchange rate changes on cash and cash equivalents	4,214	4,085	134
Net increase (decrease) in cash and cash equivalents	(28,418)	(5,828)	51,618
Cash and cash equivalents at the beginning of the year	113,172	84,754	78,926

Cash and cash equivalents at the end of the year	$84,754	$78,926	$130,544

Supplemental cash flow information:
Cash paid during the year for:
Interest expenses	$166	$26	$25

Income taxes	$6	$36	$2,499

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
China Techfaith Wireless Communication Technology Limited (the “Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries and variable interest entities (the “VIEs”) include the following as of December 31, 2009:

	Date of	Place of	Percentage of
Subsidiaries	incorporation/acquisition	incorporation	legal ownership

Techfaith Wireless Communication Technology (Beijing) Limited (“Techfaith China”)	July 26, 2002	People’s Republic of China (the “PRC”)	100%

Techfaith Wireless Technology Group Limited (“Techfaith BVI”) (formerly known as Techfaith Wireless Communication Technology Limited)	July 8, 2003	British Virgin Islands (the “BVI”)	100%

Great Earnest Technology Limited (“Great Earnest”)	August 8, 2003	BVI	100%

One Net Entertainment Limited (“One Net”) (formerly known as Techfaith Wireless Communication Technology (Beijing) Limited II)	September 5, 2003	PRC	100%

798 Entertainment Limited (“798 Entertainment”)	October 15, 2003	BVI	100%
(formerly known as Leo Technology Limited)

STEP Technologies (Beijing) Co., Ltd.	November 20, 2003	PRC	100%
(“STEP Technologies”)

Techfaith Intelligent Handset Technology (Hong Kong) Limited (“Techfaith HK”) (formerly known as First Achieve Technology Ltd.)	December 29, 2003	Hong Kong	100%

Finest Technology Limited (“Finest Technology”)	January 8, 2004	BVI	100%

Techfaith Wireless Communication Technology	March 22, 2004	PRC	100%
(Shanghai) Limited (“Techfaith Shanghai”)

Infoexcel Technology Limited (“Infoexcel Technology”)	April 18, 2005	BVI	100%

Boost Time Limited (“Boost Time”)	August 25, 2005	BVI	100%

Techfaith Wireless Communication Technology	August 25, 2005	PRC	100%
(Shenzhen) Limited (“Techfaith Shenzhen”)

Techfaith Intelligent Handset Technology (Beijing)	September 9, 2005	PRC	100%
Limited (“Techfaith Intelligent Handset Beijing”)

Charm Faith Limited (“Charm Faith”)	November 21, 2005	BVI	100%

Techfaith Wireless Communication Technology	April 24, 2006	PRC	100%
(Hangzhou) Limited (“Techfaith Hangzhou”)

Fair Nice Technology Limited (“Fair Nice”)	February 26, 2007	BVI	100%

Techfaith Wireless Communication Technology	March 27, 2007	PRC	100%
(Shenyang) Limited (“Techfaith Shenyang”)

Techfaith Wireless Technology (HK) Limited	December 10, 2008	Hong Kong	100%
(“Technology HK”)

Media Chance Limited (“Media Chance”)	August 13, 2009	Hong Kong	100%

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

	Date of	Place of	Percentage of
Subsidiaries	incorporation/acquisition	incorporation	legal ownership

Time Spring Limited (“Time Spring”)	October 28, 2009	BVI	100%

UU Internet Technology (Shenyang) Limited	November 26, 2009	PRC	100%
(“UU Shenyang”)

Variable interest entities and VIE’s subsidiary

Techfaith Software (China) Holding Limited	March 17, 2006	Cayman Islands	70%
(“TechSoft Holding”)

Techfaith Software (China) Limited (“TechSoft”)	May 26, 2006	PRC	70%

Beijing Techfaith Interactive Internet Technology Limited	May 14, 2009	PRC	nil
(“Techfaith Interactive”)
The Company and all of its subsidiaries and variable interest entities are collectively referred to as the “Group”.
Prior to 2006, the Group was principally engaged in the provision of customized handset design solutions, which span the entire handset development cycle, from market and industry research, through detailed design and prototype testing, to pilot production and production support. In 2006, the Group started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers for sales to mobile handset brand owners and electronic products wholesale distributors. Since 2008, the Group generated the majority of its revenue from sales of products. In 2009, the Group started generating revenue from mobile game design and other related services.
Variable interest entities
In March 2006, the Group entered into Series A Preferred Shares Purchase and Sell Agreement (“the Agreement”) with QUALCOMM Incorporated (“QUALCOMM”) to establish a 70%-owned subsidiary, TechSoft Holding, which engaged in the business of developing software applications for wireless communication devices. The Group and QUALCOMM subscribed 70% and 30% of the issued series A preferred shares of TechSoft Holding, respectively. QUALCOMM is granted the right to, upon the occurrence of certain conditions, require the Group to purchase back any or all of its Series A Preferred Shares (“Put option”); and the right to, upon the occurrence of certain conditions, purchase any or all of the Series A Preferred Shares held by the Group at the price and on the terms pre-defined (“Call option”). The terms in the Agreement give QUALCOMM the unconditional right to exercise its put option at its discretion, and the Group is expected to absorb the expected losses of TechSoft Holding. Accordingly, the Group is the primary beneficiary of TechSoft Holding. Techsoft Holding set up a wholly owned subsidiary, Techsoft, in PRC on May 26, 2006.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
PRC laws and regulations restrict foreign ownership of mobile and online game business. To comply with these foreign ownership restrictions, on May 14, 2009, through series of contractual arrangements, the Group obtained control of Techfaith Interactive, an entity already obtained the internet content provider (“ICP”) license authorized by the PRC government for operating mobile and online game business in the PRC. The Group extended interest-free loans with total principal of $1,465 to the nominee shareholders to finance their investments in Techfaith Interactive. The Group has entered into Exclusive Business Agreement, with Techfaith Interactive, which entitles the Group to receive all of Techfaith Interactive’s net income. The Group also entered certain agreements with nominee shareholders of Techfaith Interactive, including Option Agreement to acquire the shareholding of Techfaith Interactive at a nominal price or the minimum price permitted under applicable laws; Voting Rights Agreements to delegate the voting rights of the shareholders to the Group and Equity Pledge Agreements to pledge the shares in Techfaith Interactive to the Group.
As a result of these contractual arrangements, the Group became the primary beneficiary of Techfaith Interactive and pursuant to the authoritative literature relating to the consolidation of variable interest entities, it has consolidated Techfaith Interactive from May 14, 2009.
As of May 14, 2009, the net assets of Techfaith Interactive include an ICP licence with fair value of $15 and cash of $1,450.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2008	2009

Total assets	$5,216	$7,090
Total liabilities	$895	$456

	Years ended December 31,
	2007	2008	2009

Net revenues	$—	$155	$740
Net loss	$(3,137)	$(2,172)	$(127)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Basis of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and its variable interest entities. All inter-company transactions and balances are eliminated upon consolidation.
Noncontrolling interests
Effective January 1, 2009, the Group adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the “FASB”) regarding noncontrolling interests in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding noncontrolling interests was retroactively applied for all the presented periods.

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
Restricted cash
The Group’s restricted cash is related to deposits required by banks for issuing letters of credit. The balance of restricted cash was $162 and $nil as of December 31, 2008 and 2009, respectively.
Fair value
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
Notes receivable
Notes receivable represents bank acceptance drafts that are non-interest bearing and due within one year.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Inventories
Inventories of the Group consist of work in progress, raw materials and finished goods. Inventories are stated at the lower of cost or market. Inventory costs include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to us by suppliers, and production of manufactured products for sale. Expenses include the cost of materials and supplies used in production, direct labour costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labour. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value based upon estimates of future demand, technology developments, and market conditions. These provisions charged to income were of $911, $648 and $409 in 2007, 2008 and 2009, respectively.
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
Impairment of long-lived assets and certain identifiable intangibles
The Group reviews its long-lived assets for impairment whenever events or change in circumstances indicate that the carrying amounts of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying values of the long- lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group would recognize an impairment loss based on the fair values of the assets.

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
The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The annual impairment test is performed as of December 31of every year. During the years ended December 31, 2007, 2008 and 2009, no goodwill impairment loss was recorded.
The total carrying amount of goodwill, $606 is allocated to product sales segment.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Long-term investments
A company that is not consolidated, but over which the Group exercises significant influence, is accounted for under the equity method of accounting. Whether or not the Group exercises significant influence with respect to an affiliate depends on an evaluation of several factors including, among others, representation on the affiliated company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the affiliated company. Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “Equity in loss of an affiliate” in the consolidated statements of operations. The Group’s carrying value in equity method affiliated companies was $nil as of December 31, 2008 and 2009 (see Note 10).
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
When the Group cannot exercise significant influence over the investee’s operating and financial policies, the Group records its investment as a cost method investment. The Group carries the investment at cost and recognizes as income any dividends received from a distribution of the investee’s earnings.
Deferred revenue
Deferred revenue represents design fee advances received from customers immediately after the design contracts are executed. Such advances are not recognized as design fee revenue until a pre-agreed milestone has been reached.
Revenue recognition
The Group’s revenues are derived from sales of products, mobile handset design service and mobile game design and other related services. Revenue from product sales includes sales revenue from smart phones, feature phones, wireless modules and other electronics components for mobile handsets. Revenue from handset design services comprises design fee, royalty income, component sales and service income. Revenue from mobile game design and other related services include service income from mobile phone game design service and mobile phone game related services.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Revenue recognition — continued
(1) Handset design services
Design fee
Design fee is a fixed amount paid in instalments according to pre-agreed milestones. In general, three milestones are identified in the Group’s design contracts with customers. Three milestones include: 1, GSM-based handsets industry based standard referring as full type approval, or FTA; 2, the regulatory approval for its use in the intended country, in the case of China, a China type approval, or CTA; and 3, the beginning of mass production refers to as shipping acceptance, or SA. The Group recognizes revenues in accordance with authoritative guidance regarding to software revenue recognition based on the proportional performance method using an output measure determined by achievement of each milestone.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Revenue recognition — continued
(1) Handset design services — continued
Royalty income
In addition to design fee, the Group also charges royalty to certain customers. The royalty is calculated at a variable rate based on the volume of mobile handsets manufactured or sold by a customer. Royalty income is recognized when the confirmation of manufacturing or selling volume is obtained from customers.
Component sales related to design
After the Group has delivered design products to its customers, customers are required to purchase certain components (such as chips used in mobile handsets) through the Group to manufacture the designed products. As the component sales are built into the design contracts, the Group includes these component sales in the design contract related revenue rather than product sales. The Group recognizes the net revenue for component sales when the components are delivered and the legal title directly passes from the suppliers to customers.
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
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Revenue recognition — continued
(3) Mobile game design and other services
Mobile phone game design service
The Group also provides mobile phone game design services to brand mobile phone manufacturers. Under this type of arrangements, the Group is required to design mobile phone games according to customer’s specification for a fixed price. Revenue from this type of contracts is recognized under the proportional performance method using an output measure determined by achievement of milestones which include planning documentation and testing reports.
Mobile phone game related service
The Group provides mobile phone game related services to brand mobile phone manufacturers. Under these arrangements, the Group maintains a mobile phone web page so the brand mobile phone manufacturers’ end users can access the web page and download mobile phone games free of charge during the contract period. In return, mobile phone manufactures pay the Group a fixed fee for the contract period, usually one year. Revenue is recognized rateably over the contract period.
Product warranty
The Group’s product warranty relates to the provision of bug fixing services to Group’s designed mobile handset for a period of one to three years commencing upon the mass production of the mobile handset, and warranties to the Group’s customers on the sales of products. Accordingly, the Group’s product warranty accrual reflects management’s best estimate of probable liability under its product warranty. Management determines the warranty based on historical experience and other currently available evidence.

	Year ended December 31,
	2007	2008	2009

Balance at beginning of year	$1,250	$1,672	$1,733
Current period provision	1,103	1,067	365
Utilized during the year	(730)	(1,061)	(1,720)
Exchange difference	49	55	(1)

Balance at end of year	$1,672	$1,733	$377

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Government subsidies and grants
Some local governments in PRC give subsidies to companies as an incentive to establish business in its jurisdiction. These government subsidies are recognized as subsidy income when they are received as the Group does not have further obligation to earn these subsidies. The Group recorded government subsidy income of $387, $2,318 and $282 for the years ended December 31, 2007, 2008 and 2009, respectively for this type of government subsidy.
The Group also receives government grants as compensation of performing government endorsed projects. The grants are refundable until the Group achieves certain performance measures. These government grants are recorded as a liability until earned. The Group recognizes these grants as subsidy income once it completes the relevant projects and achieves the performance measures. The Group recorded a government subsidy income of $1,347, $763 and $199 for the years ended December 31, 2007, 2008 and 2009, respectively for this type of government grants. The amount of $246 and $59 was recorded as a liability on the balance sheet as of December 31, 2008 and 2009, respectively.
The Group recorded total government subsidy income of $1,734, $3,081 and $481 for the years ended December 31, 2007, 2008 and 2009, respectively.
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
Advertising costs
The Group expenses advertising costs as incurred. Total advertising expenses were $300, $750 and $908 in 2007, 2008 and 2009, respectively, and have been included as part of selling and marketing expenses.
Foreign currency translation
The functional currency of the Group’s subsidiaries and VIEs established in PRC is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the Federal Reserve Bank of New York at the balance sheet dates. The resulting exchange differences are included in the statement of operations.
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
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Income taxes
Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.
The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not identify significant unrecognized tax benefits for years ended December 31, 2008 and 2009. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Group’s unrecognized tax benefits did not change significantly within 12 months from December 31, 2009.
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
Business taxes
The Group’s PRC subsidiaries and VIEs are subject to business taxes at the rate of 5% on certain types of services and the related revenues are presented net of business taxes incurred. The Group reports revenue net of business taxes. Business taxes deducted in arriving net revenue during 2007, 2008, and 2009 totalled $194, $302 and $41, respectively.
Comprehensive income
Comprehensive income includes net income (loss) and foreign currency translation adjustments. Comprehensive income for the years presented has been disclosed within the consolidated statement of changes in equity and comprehensive income.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Financial instruments
Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, put option, convertible notes and derivatives embedded in the convertible notes. The carrying values of all these financial instruments except convertible notes approximate their fair values due to the short-term nature of these instruments. The carrying value of convertible notes approximates to their fair value due to the insignificant changes of interest rates since the issuance of the convertible notes. The Group does not use derivative instruments to manage risks.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.
The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers; however, upfront deposit based on a portion of the design fee under the contract will generally be required to be received when the design contract is entered into. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. Information relating to the Group’s major customers is summarized in Note 22.
Share-based payment
Share-based payment transactions with employees, such as share options and nonvested shares, are measured based on the grant-date fair value of the equity instrument issued, and recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, based on graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.
Share-based payment transactions with nonemployees, such as nonvested shares granted, are measured based on the grant-date fair value of the equity instrument issued, which is more reliably measurable than the fair value of the goods or services received and recognized as expense over the period during which the service is received, based on graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.
Net income (loss) per share
Basic net income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The convertible notes issued are accounted for using if — converted method when calculate diluted net income (loss) per ordinary share. Ordinary share equivalents are excluded from the computation of the diluted net loss per share in periods when their effect would be anti-dilutive.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Business combinations
Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations.
From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost.
Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.
Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.
From January 1, 2009, changes in the Group’s ownership interest while the Group retains its controlling financial interest in its subsidiary are accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, no gain or loss is recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest is adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted is recognized in equity attributable to the parent. For periods prior to January 1, 2009, changes in the Group’s ownership interest while the Group retains its controlling financial interest in its subsidiaries are accounted for using the purchase method of accounting.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting pronouncements
In June 2009, the FASB issued an authoritative pronouncement that changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement retains the scope of previously issued pronouncements but added entities previously considered qualifying special purpose entities, since the concept of these entities was eliminated by FASB. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.
In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting pronouncements — continued
In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.
In January 2010, the FASB issued authoritative guidance on accounting for distributions to shareholders with components of stock and cash. The objective of this new guidance is to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of accounting treatment of equity and earnings per share. This new guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations.
In January 2010, the FASB issued authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting pronouncements — continued
In April 2010, the FASB issued an authoritative pronouncement on milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.
In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
3.	ACQUISITION
On March 31, 2007, the Group acquired an additional 30% equity interest in STEP Technologies, a subsidiary of the Group. Upon the completion of the transaction, the Group’s total equity interest in STEP Technologies increased from 70% to 100%. The acquired net assets were recorded at their fair market value at the date of acquisition. The net book value of the noncontrolling interest in STEP Technologies on the date of acquisition totalled $983, which was acquired by the Group for $1,361 in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the acquisition of 30% equity interest in STEP Technologies:

Assets acquired
Current assets	$693
Non-current assets	777
Goodwill	600

Total assets acquired	$2,070

Liabilities assumed
Current liability	$623
Non-current liability	86

Total liabilities assumed	$709

Net assets acquired	$1,361

The following unaudited pro forma information summarizes the results of operations for the Group as if the acquisition of the additional 30% interest of STEP Technologies had occurred as of January 1, 2007. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completion at the beginning of the periods indicated, nor is it indicative of future operating results:

December 31,
2007
(Unaudited)

Total revenue	$143,444
Net loss attributable to China Techfaith Wireless Communication Technology Limited	$(3,552)

Net loss per share attributable to China Techfaith Wireless Communication Technology Limited
— Basic	$(0.01)
— Diluted	$(0.01)

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
4.	ACCOUNTS RECEIVABLE
Accounts receivable consists of the following:

	December 31,
	2008	2009

Billed receivables	$31,628	28,316
Unbilled receivables	6,176	676

	$37,804	$28,992

Unbilled receivables represent amounts earned under handset design service contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the achievement of certain milestones or completion of the project. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of balance sheet date.
Movement of allowance for doubtful accounts is as follows:

	December 31,
	2007	2008	2009

Balance at beginning of year	$4,448	$3,838	$7,128
Charge to expenses	44	2,996	2,081
Utilized during the year	(946)	—	(62)
Exchange difference	292	294	4

Balance at end of year	$3,838	$7,128	$9,151

5.	INVENTORIES
Inventories consist of the following:

	December 31,
	2008	2009

Work in progress	$1,055	$480
Raw materials	31,037	21,443
Finished goods	5,671	1,014

Inventories, net	$37,763	$22,937

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	December 31,
	2008	2009

Advance to EMS providers	$2,257	$4,216
Value added taxes recoverable	4,207	3,739
Rebate receivable	305	2,817
Deposits	621	358
Prepaid software license fee	514	280
Prepaid testing and tooling fee	716	261
Staff advances	437	217
Prepaid commercial insurance	68	94
Interest receivable	403	65
Other prepaid and current assets	475	373

	$10,003	$12,420

7.	PLANT, MACHINERY AND EQUIPMENT, NET
Plant, machinery and equipment, net consist of the following:

	December 31,
	2008	2009

Construction in progress	$23,458	$23,680
Office building	19,245	19,236
Leasehold improvements	2,716	1,653
Motor vehicles	721	721
Plant and machinery	13,500	11,988
Furniture, fixtures and equipment	5,504	4,968
Software	7,587	7,555

	72,731	69,801
Less: Accumulated depreciation	(24,353)	(25,219)

	48,378	44,582
Less: Impairment of long-lived assets	(253)	—

Plant, machinery and equipment, net	$48,125	$44,582

The Group recorded depreciation expenses of $7,145, $6,103 and $4,213 for the years ended December 31, 2007, 2008 and 2009, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
8.	ACQUIRED INTANGIBLE ASSETS, NET
Acquired intangible assets, net consist of the following:

	December 31,
	2008	2009

Cost	$3,134	$2,608
Accumulated amortization	(1,586)	(1,963)

	1,548	645
Less: impairment of long-lived assets	(627)	—

Acquired intangible assets, net	$921	$645

The Group acquired software licenses from third parties, which are amortized over the shorter of the useful economic life of the relevant technology platform or the license period, which is 2 to 5 years. The Group acquired software licenses of $1,567, $689 and $69 for the years ended December 31, 2007, 2008 and 2009, respectively.
The fair value of the ICP license owned by Techfaith Interactive was $15 on May 24, 2009 and is amortized over 4.7 years.
The Group had recorded amortization expenses of $276, $794 and $377 for the years ended December 31, 2007, 2008 and 2009, respectively.
The Group recognized impairment loss of $nil, $627 and $nil for the years ended December 31, 2007, 2008 and 2009, respectively.
9.	IMPAIRMENT OF LONG LIVED ASSETS
In light of the deteriorating economic environment in 2008, the Group assessed long-lived assets and intangible assets subject to amortization for impairment at the asset group level. Assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For each asset group, the Group compared the sum of the expected undiscounted future cash flows from the use of the assets in each of the asset groups with the carrying amount of such assets. The expected future cash flows of each of the asset groups are based on a financial projection management used for planning purpose. When estimating the fair value of the asset, the Group considered “value in use” and “value in exchange”. Value in use of the asset was derived through the application of income approach discounted cash flow method, while value in exchange was derived by primarily using the cost approach as well as the market approach. According to the “high and best use” concept in the authoritative pronouncement, the Group used the higher of value in use or value in exchange to determine the fair value of the asset. The Group recorded $253 impairment loss for fixed assets and $627 impairment loss for intangible assets in 2008.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
10.	LONG-TERM INVESTMENT
The Group has three equity method investments with accumulated carrying value of $nil as of December 31, 2009.
CK Techfaith
On July 12, 2005, CK Techfaith Communication Technology Limited (“CK Techfaith”) was established by Techfaith BVI and CK Telecom Inc. in the BVI. CK Techfaith’s registered capital is $2,735, of which Techfaith BVI and CK Telecom Inc. injected $1,243 and $1,492 in March 2006, and owns 45% and 55% equity interest, respectively. CK Techfaith was principally engaged in the provision of customized handset design solutions. CK Techfaith was accounted for as an equity method investment.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
10.	LONG-TERM INVESTMENT — continued
CK Techfaith continually incurred operating losses since incorporated. The two shareholders determined to cease operations and CK Techfaith was deleted from the Register of Companies in the BVI on May 1, 2007. Therefore, as of May 1, 2007, CK Techfaith had no assets or liabilities.
The Group presents below summarized financial information in relation to CK Techfaith:
Long-term investment in an affiliate — CK Techfaith

Balance as of January 1, 2007	$850
Exchange difference	1
Investment cost	—
Less: equity in loss of an affiliate	(851)

Balance as of December 31, 2007	$—

CK Techfaith
For 4 months ended
May 1, 2007
(Note)

Net sales	$—
R&D expense	1,340
Impairment of know-how	553

Total expenses	(1,893)

Net loss	$(1,893)

Note:	CK Techfaith ceased operation as of May 1, 2007.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
BYTE
On March 15, 2007, BYTE Holding Ltd. (“BYTE”) was established by Techfaith BVI and BYD Co., Ltd. (“BYD”) in the BVI. BYTE’s registered capital is $2,724, of which Techfaith BVI and BYD injected $nil and $2,724, and owns 31% and 69% equity interest, respectively. BYTE is principally engaged in providing one-stop EMS to global leading handset customers. BYTE was accounted for as an equity method investment. As of December 31, 2009, Techfaith BVI had not injected capital in BYTE. The Group could not obtain BYTE’s financial statements for 2009. Since the Group has no obligation to fund BYTE’s loss, the Group did not record its share of BYTE’s result. The investment in BYTE will be reported as a cost method investment in the future as the Group does not have the ability to exercise significant influence over BYTE’s operating and financial policies.
Arasor
On July 20, 2007, the Company and Arasor International Group (“Arasor”) jointly formed a company named Joined Fame Technology Limited (“Joined Fame”) in the BVI to expand the wireless handset opportunities in the world’s emerging markets. As of December 31, 2009, both the Company and Arasor had not injected capital in Joined Fame and Joined Fame had not started its business.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

	December 31,
	2008	2009

Accrued professional fees	$620	$752
Accrued facility fee	299	481
Accrued wages	822	416
Warranty provision	1,733	377
Business tax, value added tax and other tax payables	1,584	1,840
Accrued testing fee	1,325	988
Government grants	246	59
Rental payable	80	149
Social insurance payables	162	931
Customer deposits for minimum purchase	315	218
Accrued royalty and license fee	992	1,116
Prepayment for suppliers	544	1,076
Others	352	824

	$9,074	$9,227

12.	RESTRUCTURING PLAN
During 2008, the Group approved and announced to employees a restructuring plan to streamline its business processes. This plan included the termination of 841 employees. This plan was completed in 2008 and resulted in restructuring charges, including $3,419 reflected in the general and administrative expenses for employee severance and benefits in compliance with the New Labour Law of the PRC. The office building where the terminated employees used to work is owned by the Group. The Group assessed the fair value of the office building and determined that there was no impairment of the carrying amount of the office building as of December 31, 2008 and 2009.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
13.	INCOME TAXES
Cayman Islands
The Company and TechSoft Holding are tax exempted companies incorporated in the Cayman Islands.
British Virgin Islands
Under the current BVI law, income from Techfaith BVI, Great Earnest, 798 Entertainment, Finest Technology, Infoexcel Technology, Boost Time, Charm Faith, Fair Nice and Time Spring are not subject to taxation.
Hong Kong
No provision for Hong Kong Profits Tax was made for the years ended December 31, 2007, 2008 and 2009 on the basis that Techfaith HK, Technology HK and Media Chance did not have any assessable profits arising in or derived from Hong Kong for the years.
PRC
The Group’s PRC entities were subject to PRC Enterprise Income Tax (EIT) on the taxable income in accordance with the relevant PRC income tax laws (the “Old EIT Law”). In 2007, the EIT rate for companies operating in the PRC was 33%.
Prior to January 1, 2008, subsidiaries which qualified as “high and new technology enterprises” (“HNTE”) under the Old EIT Law were Techfaith China, One Net, STEP Technologies and Techfaith Intelligent Handset Beijing. They were entitled to a preferential tax rate of 15% with three-year exemption followed by a reduced tax rate of 7.5% for the subsequent three years, starting from the first profitable year. In 2007, Techfaith China, One Net, STEP Technologies and Techfaith Intelligent Handset Beijing were taxed at 7.5%, 7.5%, 7.5% and 0%, respectively.
Techfaith Shanghai was entitled to a preferential tax rate of 15% starting from 2005 as a “foreign invested manufacturing enterprise”. In 2007, Techfaith Shanghai was taxed at 15%.
Techfaith Shenzhen is located in Shenzhen “Special Economic Zone”, and entitled to a preferential tax rate of 15% with a two-year exemption followed by a reduced tax rate of 7.5% for the subsequent three years starting from the first profitable year. In 2007, Techfaith Shenzhen was tax exempted.
Techfaith Hangzhou and TechSoft are foreign investment enterprises established in “Coastal Economic Open Zones”, which were entitled to a preferential tax rate of 24% with a two-year exemption followed by a reduced tax rate of 12% for the subsequent three years starting from the first profitable year. In 2007, both Techfaith Hangzhou and TechSoft were tax exempted.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
13.	INCOME TAXES — continued
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (“the New EIT Law”) which became effective on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.
Under the New EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“the new HNTE”) is entitled to a tax rate of 15%. Techfaith China and Techfaith Intelligent Handset Beijing obtained the new HNTE in December 2008.
Based on the transition rules of the New EIT Law, Techfaith Shanghai, Techfaith Shenzhen, TechSoft and Techfaith Hangzhou continue to enjoy preferential tax rates from 2008 through 2011 due to the preferential tax qualification obtained prior to January 1, 2008.
The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates, are presented in the following table.

Subsidiaries	2007	2008	2009	2010	2011

Techfaith China (1)	7.5%	7.5%	15.0%	15.0%	15.0%
One Net	7.5%	25.0%	25.0%	25.0%	25.0%
STEP Technology	7.5%	25.0%	25.0%	25.0%	25.0%
Techfaith Intelligent Handset Beijing (1)	0.0%	0.0%	10.0%	11.0%	12.0%
Techfaith Shanghai	7.5%	9.0%	10.0%	22.0%	24.0%
Techfaith Shenzhen	0.0%	0.0%	0.0%	11.0%	12.0%
Techfaith Hangzhou	0.0%	0.0%	12.5%	12.5%	12.5%
TechSoft	0.0%	0.0%	0.0%	12.5%	12.5%

(1)	The new HNTE status obtained by Techfaith China and Techfaith Intelligent Handset Beijing in 2008 under the New EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.
Accordingly, in calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three year period.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
13.	INCOME TAXES — continued
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
Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are taxable upon distribution to the Company of approximately $88,673 and $95,110 at December 31, 2008 and 2009, respectively, are considered to be indefinitely reinvested under authoritative pronouncement, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2009.
The current and deferred components of the income tax expense appearing in the consolidated statements of operation are as follows:

	Year ended December 31,
	2007	2008	2009

Current tax	$6	$36	$3,513
Deferred tax	—	(129)	129

	$6	$(93)	$3,642

All of the income taxes are related to the PRC entities of the Group.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
13.	INCOME TAXES — continued
The principal components of the Group’s deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2008	2009

Deferred tax assets — current:
Deferred revenue	$219	$190
Product warranty provision	91	32
Bad debts provision	705	1,077
Inventory provision	120	337
Less: Valuation allowance	(1,052)	(1,636)

Net deferred tax assets — current	83	—

Deferred tax assets — non-current:
Depreciation and amortization	$827	$691
Net operating loss carry forwards	7,077	8,894
Less: Valuation allowance	(7,855)	(9,585)

Net deferred tax assets non-current	49	—

As of December 31, 2009, operating loss carry forwards amounted to $44,820 which will begin to expire in 2011. The Group determines whether or not a valuation allowance is required at the level of each taxable entity. The greater part of deferred tax assets arise in companies which are not expected to have any significant taxable income in the foreseeable future and consequently a full provision has been made in respect of those.
In 2008, the Group expected that Techfaith Intelligent Handset Beijing and Techfaith Hangzhou would generate the majority of the Group’s taxable income in the future. Techfaith Hangzhou did not have a significant amount of deferred tax assets. Techfaith Intelligent Handset Beijing had deferred tax assets of $878. Because of the difficulty of forecasting future taxable income in the present market conditions and having regard to the ways in which the Group’s business has changed, the Group believed a conservative forecast of future taxable income was appropriate in respect of that entity based on the projected taxable income for the next five years and accordingly made a valuation allowance of 85% in respect of its deferred tax assets. The total valuation allowance recorded in 2008 was $8,907 for various deferred tax assets including operating loss carry forwards.
In 2009, Techfaith Intelligent Handset Beijing experienced loss. The Group has made a full valuation allowance in respect of its deferred tax assets accordingly. The total valuation allowance recorded in 2009 was $11,221 for various deferred tax assets including operating loss carry forwards.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
13.	INCOME TAXES — continued
Reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 25% or 33% to income before income taxes and actual provision for income taxes is as follows:

	Year ended December 31,
	2007	2008	2009

Tax provision at PRC enterprise income tax rate of 33%, 25% and 25% for 2007, 2008 and 2009, respectively	$(1,477)	$1,846	$2,154
Expenses not deductible for tax purposes	71	1,262	153
Tax exemption and preferential tax rates granted to PRC entities	(3,339)	(6,701)	(3,505)
Effect of losses generated by PRC entities enjoying preferential tax rates	11,616	1,253	680
Effect of the different income tax rates in other jurisdiction	597	2,235	1,846
Changes in valuation allowances	(7,462)	12	2,314

	$6	$(93)	$3,642

Without the tax exemption granted to PRC entities, income tax expense would have been increased by approximately $3,339, $6,701 and $3,505 for the year ended December 31, 2007, 2008 and 2009, respectively, representing a decrease in the basic and diluted earnings per share of $0.01, $0.01 and $0.01, for the year ended December 31, 2007, 2008 and 2009, respectively.
14.	PUT OPTION LIABILITY
In March 2006, the Group entered into Series A Preferred Shares Purchase and Sell Agreement (“the Agreement”) with QUALCOMM to establish a 70%-owned subsidiary, TechSoft Holding, which engaged in the business of developing software applications for wireless communication devices. The Group and QUALCOMM subscribed 70% and 30% of the issued series A preferred shares of TechSoft Holding, respectively. QUALCOMM is granted the right to, upon the occurrence of certain conditions, require the Group to purchase back any or all of its Series A Preferred Shares (“Put option”); and the right to, upon the occurrence of certain conditions, purchase any or all of the Series A Preferred Shares held by the Group at the price and on the terms pre-defined (“Call option”). The exercise price payable for each of the option shares shall be the higher of, the original per share purchase price paid by QUALCOMM or the Group, increased at a continuous compounded growth rate of ten percent (10%) per annum including the date of full payment of the option price, as well as any declared and unpaid dividends accrued or accruing thereupon up until the date of redemption; and the amount equivalent to the business valuation performed by an independent professional valuation company that is mutually agreed upon by QUALCOMM and the Group, in proportion to QUALCOMM’s percentage of shareholding on a fully-diluted as converted basis.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
14.	PUT OPTION LIABILITY — continued
The exercise price of the put option is the higher of a) calculated value (the “calculated value”), which is defined as the original per share purchase price paid by QUALCOMM increased at a continuous compounded growth rate of ten percent (10%) per annum including the date of full payment of the option price, as well as any declared and unpaid dividends accrued or accruing thereupon up until the date of redemption; and b) fair value, which is defined as the amount equivalent to the business valuation of TechSoft Holding performed by an independent professional valuation company that is mutually agreed upon by QUALCOMM and the Group, in proportion to QUALCOMM’s percentage of shareholding on a fully-diluted as converted basis.
As the valuation of the put option is based on the valuation of TechSoft Holding, a non-public company, it requires significant management judgment due to the absence of quoted market prices, and the lack of observable inputs. As a result, the Group has determined that the fair value of the put option is classified as Level 3 valuation within the fair value hierarchy under Authoritative pronouncement issued relating fair value measurement (see Note 16).
The fair value of TechSoft Holding’s ordinary share is determined using the income approach valuation methodology that includes discounted cash flows of TechSoft Holding. The discounted cash flows were based on discrete four-year forecast developed by management for planning purposes, discounted at weighted average cost of capital of 23%. The fair value of TechSoft Holding’s ordinary shares as of December 31, 2009 is less than the calculated value and therefore the value of the put option is based on the difference between the calculated value and the fair value of the ordinary shares of TechSoft Holding, having regard to the probability of Qualcomm exercising the option.
A reconciliation of the beginning and ending balances of the put option measured at fair value, on a recurring basis, using Level 3 inputs follows:

Balance at the beginning of 2008	$318
Change in fair value of the put option	855

Balance at the beginning of 2009	$1,173
Change in fair value of the put option	84

Balance at the end of 2009	$1,257

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
15.	CONVERTIBLE NOTES
On June 9, 2009, 798 Entertainment, a subsidiary of the Group, issued $10,000 principal amount of senior secured convertible promissory notes due June 8, 2012, (the “Convertible Notes”) to a group of third-party investors (the “Note Holders”). The Convertible Notes were issued at par and bear interest at a rate of 8% per annum, compounded annually. Interest is due on the notes maturity date and payable in cash.
The key terms of the Convertible Notes are as follows:
Conversion
The Note Holders have the right, at any time on or before the tenth day before the maturity date, to convert the outstanding principal amount, or a portion thereof, into that number of
(i)	798 Entertainment’s Class B Ordinary Shares, par value US$0.01 per share at the conversion price of US$28.92 per share, or

(ii)	The Company’s shares, par value US$0.00002 per share at the conversion price of US$0.0793 per share. The total number of the Company’s shares the Note holders convert the notes into cannot be more than 129,941,915, subject to adjustment for forward and reverse stock splits, recapitalization and the like.
The conversion prices will be adjusted if one of the following conditions occurs:
a.	if the Company or 798 Entertainment issues any additional equity security at a price per share (the “New Issuance per share”) that is lower than the conversion price per share then in effect, then the conversion price per share is adjusted to the New Issuance price per share.

b.	Stock splits, combinations and dividends
However, the conversion price will not be adjusted upwards except in the case of stock combinations.
The Notes will automatically convert into 798 Entertainment’s Class B Ordinary Shares at the conversion price then in effect upon the closing of a Qualified Public Offering of 798 Entertainment. A Qualified Public Offering is defined as an initial public offering of 798 Entertainment’s ordinary shares on an internationally recognized stock exchange outside the PRC, at a price per share in the public offering that values 798 Entertainment at more than $200,000 immediately prior to such public offering.
Dividend premium
In the event the 798 Entertainment declares any dividend or other distribution on 798 Entertainment Class B Ordinary Shares or Ordinary Shares, the Note Holders are entitled to an interest payment (a “Dividend Premium”), payable at the same time when any such dividend or distribution is paid by the 798 Entertainment, in an amount equal to which the Note holders would have received had the convertible notes been converted into the 798 Entertainment’s Class B Ordinary Shares or then into the 798 Entertainment’s Ordinary Shares.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
15.	CONVERTIBLE NOTES — continued
Late charges for due amount of principal and interests
Nine percent (9%) per annum (accrued daily and compounded annually) from the date unpaid amount was due until the same is paid in full.
Interest rate reset
The interest rate of the Convertible Notes will reset from 8% to 20%, exclusive of Dividend Premiums and late charges paid or payable, at the earlier of (i) the occurrence of a default event or (ii) December 9, 2011 if the Qualified Public Offering has not occurred by such date. If either of these two conditions occurs, the Note holders may require 798 Entertainment to redeem all or any portion of the Convertible Notes for cash.
If 798 Entertainment fails to pay the redemption price to the Note holders, the Note holders have the option but not the obligation, to convert all or part of the redemption price into the Company’s Ordinary Shares at a conversion price equal to the lesser of (i) the conversion price to convert the Convertible Notes to the Company’s ordinary share then in effect, and (ii) the weighted average price of the Company’s ordinary shares during the period beginning on and including the date when the redemption price is due and ending on and including the date when the Note Holders submit a notice to 798 Entertainment.
The conversion right to the Company’s ordinary shares, the dividend premium feature, and the interest reset feature, are embedded derivatives that are bifurcated for measurement purposes, and are presented on a combined basis with the convertible notes.
The initial fair value of these derivatives was $12,759 on the issuance date. The change in the fair value of derivatives during 2009 was $5,270, and was recorded in earnings in 2009.
The total of the fair value of the derivatives at the issuance date with the amount of $12,759 and the issuance cost with the amount of $417 resulted in a debt discount totaling $13,176. The debt discount was amortized into interest expense over the term of Convertible Notes using the effective interest rate method. During 2009, the amortized discount of $588 was recorded as part of the interest expense.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
16.	FAIR VALUE
Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:
•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.
The following section describes the valuation methodologies the Group uses to measure financial assets and liabilities at fair value on a recurring basis.
(a) Assets and liabilities measured at fair value on a recurring basis
The Put Option the Group offered to QUALCOMM was recorded as a liability at fair value. The Group measured the fair value for the Put Option with the assistance of an independent valuation firm.
The Put Option was classified as a Level 3 liability because the Group used unobservable inputs to value it, reflecting the Group’s assessment of the assumptions market participants would use in valuing these derivatives. The fair value of the Put Option as of December 31, 2008 and 2009 were $1,173 and $1,257, respectively (see Note14).
The Group issued $10,000 Convertible Notes to a group of third party investors in June 2009. The conversion right to the Company’s ordinary shares, the dividend premium feature, and the interest reset feature, are identified as derivatives and required to be bifurcated from the debt host. These derivatives are recorded at fair value initially and marked to market subsequently. The Group measured the fair value for these derivatives with the assistance of an independent valuation firm.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
16.	FAIR VALUE — continued
Value of the conversion right includes value of the conversion right to the Company’s ordinary shares and value of the conversion right to 798 Entertainment’s class B ordinary shares, and is calculated as the difference between the value of the converted shares and the value of pure debt component when conversion occurs. The value of the conversion right to the Company’s ordinary shares is the excess of conversion value over conversion right to 798 Entertainment’s class B ordinary shares. The fair value of the dividend premium feature is $nil as the Company does not expect to declare dividends in the future. The interest reset feature will obligate the Group to pay extra interest payments. The present value of such payments, multiplied by the corresponding probabilities, as estimated by the management, of no Qualified IPO within the 30-month period after issuance or a default event, will be the expected value of the interest reset feature. These derivatives were classified as Level 3 liabilities because the Group used unobservable inputs to value them, reflecting the Group’s assessment of the assumptions market participants would use in valuing these derivatives.
As of December 31, 2009, the fair value of the derivatives associated with the Convertible Notes, which amounted to $18,029, is recorded together with the principal of the Convertible Notes. During the year of 2009, gains and losses on the change of the fair value of these derivatives were recognized in the consolidated statement of operations.

December 31, 2008
Quoted price
	in active	Significant
	markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total

Liabilities:
Put Option	$—	$—	$1,173	$1,173

	December 31, 2009
	Quoted price
	in active	Significant
	markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total

Liabilities:
Put Option	$—	$—	$1,257	$1,257
Derivatives related to the Convertible Notes	$—	$—	$18,029	$18,029

Total liabilities at fair value	$—	$—	$19,286	$19,286

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
16.	FAIR VALUE — continued
(b) Assets and liabilities measured at fair value on a nonrecurring basis
The Group obtained control of Techfaith Interactive on May 14, 2009.
On January 1, 2009, the Group adopted the guidance on fair value measurement for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis.
The Group measured the fair value for the asset acquired, with the assistance of an independent valuation firm, using discounted cash flow techniques, and the asset was classified as Level 3 asset because the Group used unobservable inputs to value it reflecting the Group’s assessment of the assumptions market participants would use in valuing these purchased intangible asset.
The following table presents the Group’s non-financial asset that was measured at fair value on a nonrecurring basis, which represents fair value of asset owned by Techfaith Interactive:

December 31, 2009
Quoted price
	in active	Significant
	markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total

Assets acquired:
Intangible assets	$—	$—	$13	$13

Total assets acquired at fair value	$—	$—	$13	$13

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
17.	SHARE-BASED PAYMENT
During 2007, 2008, and 2009, the Group recognized compensation expense, net of forfeitures, of $94, $147 and $20, respectively, for share-based payment awards for which the requisite service was rendered during the year.
Share option
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
In August 2005, the Group granted 263,272 share options to purchase ordinary shares to two independent directors which would vest entirely in November 2005. The estimated fair value of the options granted was $0.62 on the date of grant using the Black-Scholes option pricing model. A zero forfeiture rate was used. The Group recognized $162 as share based compensation expense related to options in 2005.
In March 2006, the Group granted 131,636 share options to an independent director which vested entirely on the grant date. The estimated fair value of the options granted was $0.45 on the date of grant using the Black-Scholes option pricing model. A zero forfeiture rate was used. Share based compensation expense of $59 was recognized upon the grant of the option. In August 2006, the Group cancelled the above mentioned share options and issued 65,818 shares as a replacement, which fully vested immediately. Total fair value of share options cancelled was $35 with each share option valued at $0.27 while total fair value of replacement shares as of the grant date was $38 with each share valued at $0.58. An additional compensation expense of $3 was recognized in 2006 upon cancellation of share options and issuance of shares.
The following weighted-average assumptions were used for grants issued during the years ended December 31, 2005 and 2006 (there were no grants in 2007, 2008 and 2009):

	2005	2006

Average risk-free rate of return	4.1%	4.7%
Expected dividend yield	Nil	Nil
Expected volatility	35%	69.2%
Expected life (years)	10	5

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
17.	SHARE-BASED PAYMENT — continued
Share option — continued
The risk-free rate for periods within the contractual life of the option is based on the yield of U.S. Treasury bond with the same maturity as the contractual life of the option in effect at the time of grant. The expected life of options represents the period of time the granted options are expected to be outstanding. For the 2005 grants, the Group used the contractual term of the options because it did not believe it had a basis in history for estimating an expected life less than the contractual life. For the 2006 grants, the Group used the simplified method defined in Authoritative literature to estimate the expected life as the simple average of the vesting term and the contractual term. As management expected to grow the business with internally generated cash, management does not expect to pay dividend in the foreseeable future and has not paid any dividends to date and therefore used a zero dividend yield assumption. Expected volatilities are based on the historical volatility of the Company’s ADS and vesting period of the option to be issued.
Pursuant to the resignation of a former independent director during 2006, 131,636 share options granted to him were forfeited as the share options were not exercised within the time stipulated in the share option agreement and accordingly $81 share based compensation expense was reversed.
As of December 31, 2009, there were 131,636 exercisable options. The fair value of option as of the grant date and the weighted average exercise price was $0.62 and $1.083 respectively with a remaining contractual life of 5.7 years.
Nonvested shares

Number of
nonvested shares

Unvested at January 1, 2009	$32,909
Granted during the year	105,000
Vested during the year	(121,455)
Forfeited during the year	—

Unvested at December 31, 2009	$16,454

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
17.	SHARE-BASED PAYMENT — continued
Nonvested shares — continued
In July 2006, the Group granted 315,000 nonvested shares to the Chief Financial Officer for free with a vesting schedule of 3 years under 2005 Share Incentive Plan. The fair value of nonvested shares as of the grant date was $0.98 per share, based on the closing price of the Company’s share on the grant date. For the nonvested shares with a graded vesting schedule, the Group recognized compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award. On August 15, 2008, the Chief Financial Officer resigned and 105,000 of the remaining unvested shares were forfeited. As of the resignation date, 210,000 nonvested shares granted to the Chief Financial Officer had vested. The Group recorded share based compensation expense of $36 and $140 related to these nonvested shares for the years ended December 31, 2007 and 2008, respectively. On July 28, 2009, the Company signed an amendment agreement with the ex-Chief Financial Officer of the Group, and agreed to grant 105,000 shares to the ex-Chief Financial Officer which vested immediately, accordingly $17 additional expense was recorded at the grant date.
In August 2006, 65,818 and 65,818 nonvested shares were granted to two independent directors with half of the number of nonvested shares, 65,818 vested immediately and the other half, 65,818 vested on April 1, 2007. The fair value of nonvested shares as of the grant date was $0.58 per share. Share based compensation expense of $38 for these nonvested shares were recognized for the year ended December 31, 2007.
In November 2006, another 65,818 nonvested shares were granted to an independent director with half of the number of nonvested shares, 32,909 vested immediately and the other half, 32,909 vested on November 1, 2007. The fair value of nonvested shares as of the grant date was $0.50 per share. The Group recognized share based compensation expense of $16 for these nonvested shares for the year ended December 31, 2007.
In August 2007, another 65,818 nonvested shares were granted to an independent director with 25% of the number of nonvested shares, 16,455 vested immediately and the remaining 75%, 49,363 to be vested on August 12, 2008, 2009 and 2010 averagely. The fair value of nonvested shares as of the grant date was $0.28 per share. As of August 12, 2009, 49,363 nonvested shares had vested. The Group recognized share based compensation expenses of $4, $7 and $3 for these nonvested shares for the years ended December 31, 2007, 2008 and 2009, respectively.
The intrinsic value of nonvested shares vested for the years ended December 31, 2007, 2008 and 2009 is $99, $33 and $20, respectively. As of December 31, 2009, the intrinsic value of 16,454 unvested shares was $3.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
18.	SHARE REPURCHASE AND CANCELLATION OF TREASURY STOCK
In 2006, the Group had obtained the approval from the required shareholders and was authorized to repurchase up to $40 million of the Group’s outstanding ADSs in the open market, depending on market conditions, ADS price and other factors and subject to the requirements of applicable law. The Group had purchased 577,000 ADSs, representing 8,655,000 ordinary shares from the NASDAQ stock market for treasury stock, through the share repurchase program and reduced the outstanding shares as of December 31, 2006. The respective 577,000 ADSs were cancelled by the Group in 2008. The carrying amount of the repurchased treasury stock was reclassified to additional paid-in capital upon cancellation. No ADS of the Group was purchased by or on behalf of the Group in 2007 and 2008.
On September 29, 2008, the Group’s Board of Directors approved to repurchase additional ADSs from the open market, as part of the 2006 share repurchase plan which was approved by shareholders in 2006. In December 2009, the Group repurchased 61,200 ADSs representing 918,000 ordinary shares from the NASDAQ stock market for treasury stock. The respective 61,200 ADSs were subsequently cancelled by the Group on March 26, 2010.
19.	RELATED PARTY TRANSACTIONS
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
In 2008, Techfaith Technology became one of the EMS providers of the Group. During the year ended December 31, 2008, the Group sold raw materials to Techfaith Technology for $18,805 and purchased products from Techfaith Technology for $17,031. The Group purchased raw materials from De Ming for $2,373 in 2008.
During the year ended December 31, 2009, the Group sold raw materials to Techfaith Technology for $833 and purchased products from Techfaith Technology for $3,479. The Group purchased raw materials from De Ming for $1,154 in 2009.
As of December 31, 2008 and 2009, amounts due from a related party are as follow:

	December 31,
	2008	2009

Techfaith Technology	$5,537	$9,941

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
19.	RELATED PARTY TRANSACTIONS — continued

As of December 31, 2008 and 2009, amounts due to related parties are as follows:

	December 31,
	2008	2009

Techfaith Technology	$—	$7
De Ming	419	259

Total	$419	$266

20.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.
At the beginning of 2009, the Group adjusted its segment reporting. The business activities of TechSoft Holding, which were previously reported as wireless software and application, are now presented in handset design. The business activities of 798 Entertainment, which were previously reported in wireless software and application, are now presented separately as mobile game design and other related services. Prior-year figures have been adjusted accordingly.
The office building the Group headquarter previously resided in and office building in the process of construction, which were previously reported in Product Sales segment, are now included in Reconciling amounts together with other corporate items and eliminations of intersegment transactions. Prior-year figures have been adjusted accordingly.
The Group uses gross profit as the measure of each operating segment.
The financial information for each operating segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment1 is as follows:

	Year ended December 31,
	2008	2009
Assets
Handset design	$20,052	$971
Product sales	151,386	183,892
Mobile game design and other related services	—	21,574
Reconciling amounts	48,626	44,230

Total assets	$220,064	$250,667

Reconciling amounts:
Corporate assets	$48,626	$44,230

[1]	The Group’s chief operating decision maker only reviews revenue and cost for each operating segment. Expenses are not allocated to each segment.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
20.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION — continued

	Year ended December 31,
	2007	2008	2009

Total expenditures for additions to long-lived assets
Handset design	$4,019	$1,355	$2
Product sales	9,800	839	731
Mobile game design and other related services	—	—	334
Corporate assets	—	12,559	288

Total capital expenditure	$13,819	$14,753	$1,355

	Year ended December 31,
	2007	2008	2009

Revenues
Handset design	$41,721	$19,123	$4,482
Product sales	101,723	189,727	206,106
Mobile game design and other related services	—	—	488

Total net revenues	143,444	208,850	211,076

Cost of sales
Handset design	25,239	10,308	4,425
Product sales	79,556	157,377	168,376
Mobile game design and other services	—	—	64

Total cost of revenues	104,795	167,685	172,865

Gross profit	$38,649	$41,165	$38,211

Revenues for the Group’s products and services are shown in the table below:

	Year ended December 31,
	2007	2008	2009

Net revenues
Design fees	$26,042	$15,488	$1,830
Royalty income	7,772	1,158	413
Component sales related to design	7,854	2,260	2,147
Service income	53	217	92

Revenues related to handset design	41,721	19,123	4,482

Smart phones	36,444	99,952	106,413
Feature phones	47,424	82,335	79,567
Wireless module	12,513	7,331	19,952
Other components	5,342	109	174

Product sales	101,723	189,727	206,106

Mobile game design and other related services	—	—	488
Total net revenues	$143,444	$208,850	$211,076

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
20.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION — continued
Geographic information
Revenues, classified by the major geographic areas in which the Group’s customers are located (for design contract and game related revenue, based on the address of the customer who contracted with the Group; for product sales, based on the address to which the Group ships product), were as follows:

	Year ended December 31,
	2007	2008	2009

Revenues from countries other than the PRC: (1)
Brazil	1,673	650	1,302
Japan	11,641	6,783	3,543
United States	2,526	3,911	7,836
Other countries	29,126	40,095	5,751

Total revenues from countries other than the PRC	44,966	51,439	18,432

Revenues from the PRC (2)	98,478	157,411	192,644

Total revenues	$143,444	$208,850	$211,076

(1)	For design contract and game related revenue, includes revenue generated from contracts for which the contract party is incorporated outside the PRC. For product sale revenue, includes shipments to customers outside the PRC.

(2)	For design contract and game related revenue, includes revenue generated from contracts for which the contract party is incorporated in the PRC. For product sale revenue, includes shipments to customers in the PRC.
21.	COMMITMENTS
(a)	Purchase commitments
The Group uses EMS providers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Group enters into contracts with certain manufacturers that allow them to procure inventory based on criteria defined by the Group. As of December 31, 2009, the Group had commitments under non-cancellable contracts that future minimum purchases are $5,055 in 2010.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
21.	COMMITMENTS — continued
(b)	Operating lease as lessee
The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2011. Rental expenses under operating leases for the years ended December 31, 2007, 2008 and 2009 were $684, $514 and $1,152, respectively.
Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

2010	$988
2011	235

$1,223

(c)	Capital commitments
As of December 31, 2009, capital commitments for construction of property and purchase of plant, machinery and equipment are $461 which will be due in 2010.
22.	MAJOR CUSTOMERS
The following tables summarize net revenues and accounts receivable from customers that accounted for 10% or more of the Group’s net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2007	2008	2009

A	11.0%	N/A	N/A
B	N/A	12.3%	N/A
C	N/A	N/A	14.1%
D	N/A	N/A	10.1%
E	N/A	N/A	10.0%

	11.0%	12.3%	34.2%

A small number of customers have historically accounted for a substantial portion of our net revenue. In 2007, 2008 and 2009, our top three customers collectively accounted for approximately 25.0%, 28.8% and 34.2%, respectively, of our net revenues.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
22.	MAJOR CUSTOMERS — continued

	Accounts receivable
	As of December 31,
	2008	2009

A	22.0%	N/A
B	14.2%	16.7%
C	N/A	18.3%

	36.2%	35.0%

23.	NET (LOSS) INCOME PER SHARE
The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Year ended December 31,
	2007	2008	2009
Net income (loss) attributable to ChinaTechfaith Wireless Communication Technology Limited (numerator), basic	$(3,272)	$8,001	$6,337

Convertible notes interest	—	—	588

Net income (loss) attributable to ChinaTechfaith Wireless Communication Technology Limited (numerator), diluted	(3,272)	8,001	6,925

Shares (denominator):
Weighted average ordinary shares outstanding	649,807,421	649,972,306	650,057,866
Effect of dilutive securities:
Weighted average shares from assumed vest of nonvested shares	—	90,006	6,054
Weighted average shares from convertible notes, if converted	—	—	70,825,200

Weighted average shares used in computing diluted net income per share	649,807,421	650,062,312	720,889,120

Net income (loss) attributable to ChinaTechfaith Wireless Communication Technology Limited per share, basic	$(0.01)	$0.01	$0.01

Net income (loss) attributable to ChinaTechfaith Wireless Communication Technology Limited per share, diluted	$(0.01)	$0.01	$0.01

As of December 31, 2007, the Group had 390,999 ordinary shares equivalents outstanding that could have potentially diluted basic income (loss) per share in the future, but which were excluded in the computation of diluted income (loss) per share in the year presented, as their effect would have been anti-dilutive.
As of December 31, 2008 and 2009, the Group had 131,636 and 131,636 ordinary shares equivalents outstanding that could have potentially diluted basic income (loss) per share in the future, but which were excluded in the computation of diluted income (loss) per share in the years presented, as their effect would have been anti-dilutive.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
24.	MAINLAND CHINA CONTRIBUTION AND PROFIT APPROPRIATION
Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labour regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $5,304, $4,511 and $2,244 for the years ended December 31, 2007, 2008 and 2009, respectively.
The Group is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labour bureaus. The contributions for the years ended December 31, 2007, 2008 and 2009 amounted to$3,863, $3,165 and 1,525 respectively. The local labour bureaus are responsible for the medical benefits and pension liability to be paid to these employees. The Group has no further commitments beyond its monthly contribution.
Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiaries. These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. The Group had made appropriation to these statutory reserve funds of $1,729 and $2,451 for the year ended December 31, 2008 and 2009, respectively.
25.	STATUTORY RESERVES
As stipulated by the relevant law and regulations in the PRC, the Company’s subsidiaries and variable interest entities in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under the accounting principles generally accepted in the PRC. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserve were $8,542 and $10,993 as of December 31, 2008 and 2009, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
26.	SUBSEQUENT EVENT
Acquisition of QIGI Technology
On February 10, 2010, the Group obtained control of QIGI&BODEE Technology (Beijing) Co., Ltd (“QIGI Technology”), a domestic mobile phone manufacturing and distribution company by acquiring 100% of equity interest of the primary beneficiary of QIGI Technology, Citylead Limited. The consideration to acquire Citylead Limited includes $500 of cash and 65,934,066 ordinary shares of the Company at a fair value of $0.19 per ordinary share as of the acquisition date.
There are contingent receivables according to the agreements based on QIGI Technology’s operating performance. If QIGI Technology does not meet the performance target for year 2010 or 2011 the original holders of Citylead Limited are obligated to return certain number of ordinary shares of the Company back to the Group. Such contingent share receivable is recorded as a contingent asset at fair value as of the acquisition date and subsequently marked to market at each period end.
The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair market value at the date of acquisition.

Cash consideration	$500
Fair value of ordinary shares	12,835
Fair value of contingent receivable	(196)

Total consideration	$13,139

The purchase price was preliminarily allocated as follows:

		Amortization
		period

Intangible assets:
Contract backlog	20	0.1 year
Customer base	680	5 years
Trade name & domain name	1,670	Indefinite life
Goodwill	1,242
Other net assets acquired	9,697
Deferred tax liability	(170)

Total	13,139

Sale of 49% equity interest in Time Spring
In May 2010, the Group sold 49% equity interest of a wholly-owned subsidiary, Time Spring to Billion Team Asia Limited, an independent third party for $0.05. After this transaction, Time Spring was 51% owned by the Group. Time Spring was a shell company without any substantial operation prior to May 2010. Time Spring owns Media Chance, an entity in Hong Kong, which owns 100% of Glomate Mobile (Beijing) Co., Ltd.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
27.	NONCONTROLLING INTERESTS
On March 17, 2006, the Group and QUALCOMM established TechSoft Holding, which engaged in the business of developing software applications for wireless communication devices. The Group and QUALCOMM hold 70% and 30% of TechSoft Holding’s share capital, respectively.
In July 2009, 798 Entertainment, a wholly owned subsidiary of the Group, issued 345,722 Class B Ordinary Shares to Infiniti Capital Limited (an independent third party), for $10,000 cash at an issuance price of US$28.92 per share (“Base Price”), with par value of US$0.01 per share. The Group incurred legal costs of $162 in relation to the issuance of these Class B Ordinary Shares. Therefore the net proceeds were $9,838.
These Class B Ordinary Shares are convertible into the 798 Entertainment’s Ordinary Shares at the option of Infiniti Capital Limited. The conversion price is initially set to be the Base Price and subject to adjustment.
In addition to the standard anti-dilution adjustment, the conversion price will also be adjusted down if the audit net income of 798 Entertainment in the twelve calendar months ending June 30, 2010, 2011 and 2012 is lower than $15,000, $30,000 and $45,000, respectively.
The Class B Ordinary Share will be automatically converted (based on the then-effective conversion price) into 798 Entertainment’s Ordinary Shares immediately prior to and conditional upon the closing of a Qualified Public Offering of 798 Entertainment.
No dividend or distribution shall be declared, paid, set aside or made with respect to 798 Entertainment’s ordinary shares at any time unless a distribution is likewise declared, paid set aside or made, respectively, at the same time with respect to each outstanding 798 Entertainment’s Class B Ordinary Share as if these Class B Ordinary Shares had been converted into 798 Entertainment’s ordinary shares.
After this issuance, the Group retained its control of 798 Entertainment, but reduced its share ownership in 798 Entertainment from 100% to 74.3%. This transaction was accounted for as an equity transaction. Therefore, no gain or loss is recognized in consolidated net income or comprehensive income. The initial carrying amount of the noncontrolling interest, $2,356, is calculated as the net assets of the investee, 798 Entertainment, times the noncontrolling’s percentage, 25.7%. The difference between the proceeds received, $9,838, and the initial carrying value of the noncontrolling interest, $2,356, was recognized as an increase in additional paid-in capital attributable to the Company.
The carrying amount of accumulated other comprehensive income of 798 Entertainment was adjusted to reflect the change in the ownership interest of 798 Entertainment through a corresponding credit to additional paid -in capital attributable to the Group.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
28.	ADOPTION OF AUTHORITATIVE GUIDANCE REGARDING NONCONTROLLING INTEREST
Effective January 1, 2009, the Group adopted authoritative guidance regarding noncontrolling interests in consolidated financial statements, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. The authoritative guidance requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interests. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests is required on the face of the financial statements.
For the Group, this authoritative guidance is effective as of the beginning of the year ending December 31, 2009. However, the adoption of this authoritative guidance requires retrospective application of the presentation and disclosure requirements of the standard to all periods presented. Consequently, the Group adjusted its previously issued financial statements for the two years ended December 31, 2008, contained in its annual report on Form 20-F for the year ended December 31, 2008, for the adoption of this authoritative guidance. The following adjustments have been made:
(a) the noncontrolling interests (previously described as minority interest) has now been included as a component of total equity whereas previously it was shown outside of equity,
(b) the net income or loss attributable to the noncontrolling interests is now shown as an allocation of net income for the year rather than being deducted in arriving at net income, and
(c) consolidated comprehensive income or loss now includes the comprehensive income or loss attributable to the noncontrolling interests.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	$5,633	$649
Amounts due from subsidiaries	96,060	100,840
Prepaid expenses and other current assets	136	65

Total current assets	101,829	101,554

Intangible assets	6	6
Investment in subsidiaries	89,821	103,901

TOTAL ASSETS	$191,656	$205,461

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$1,180	$1,268

Total current liabilities	1,180	1,268

Equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, 650,034,590 in 2008 and 650,156,045 in 2009	13	13
Additional paid-in capital	105,846	113,657
Treasury stock, at cost (nil and 918,000 shares as of December 31, 2008 and 2009, respectively)	—	(199)
Accumulated other comprehensive income	24,095	23,863
Retained earnings	60,522	66,859

Total equity	190,476	204,193

TOTAL LIABILITIES AND EQUITY	$191,656	$205,461

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
CONDENSED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2007	2008	2009

Net revenues	$—	$—	$—

Operating expenses:
General and administrative	(131)	(250)	(84)

Total operating expenses	(131)	(250)	(84)

Loss from operations	(131)	(250)	(84)
Interest income	1,800	346	1
Equity in earnings (loss) of subsidiaries	(4,898)	8,760	6,504
Change in fair value of put option	(43)	(855)	(84)

Income (loss) before income taxes	(3,272)	8,001	6,337
Income taxes	—	—	—

Net income (loss)	$(3,272)	$8,001	$6,337

Net income (loss) per share:
Basic	$(0.01)	$0.01	$0.01

Diluted	$(0.01)	$0.01	$0.01

Weighted average shares used in computation:
Basic	649,807,421	649,972,306	650,057,866

Diluted	649,807,421	650,062,312	720,889,120

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

					Accumulated		Total
			Additional		other		share	Com-
	Ordinary shares		paid-in	Treasury	comprehensive	Retained	holders’	prehensive
	Number	Amount	capital	stock	income	earnings	equity	Income (loss)

Balance at January 1, 2007	649,692,954	$13	$109,833	$(4,628)	$5,339	$55,793	$166,350
Foreign currency translation adjustments	—	—	—	—	8,290	—	8,290	$8,290
Share-based compensation	220,182	—	94	—	—	—	94
Reduction in underwriters’ cost for the IPO*	—	—	400	—	—	—	400
Net loss	—	—	—	—	—	(3,272)	(3,272)	(3,272)

Balance at December 31, 2007	649,913,136	13	110,327	(4,628)	13,629	52,521	171,862	$5,018

Cancellation of treasury stock	—	—	(4,628)	4,628	—	—	—
Foreign currency translation adjustments	—	—	—	—	10,466	—	10,466	$10,466
Share-based compensation	121,454	—	147	—	—	—	147
Net income	—	—	—	—	—	8,001	8,001	8,001

Balance at December 31, 2008	650,034,590	$13	$105,846	$—	$24,095	$60,522	$190,476	$18,467

Repurchase of ordinary shares	—	—	—	(199)	—	—	(199)
Foreign currency translation adjustments	—	—	—	—	77	—	77	$77
Share-based compensation	121,455	—	20	—	—	—	20
Capital contribution by a noncontrolling shareholder	—	—	7,791	—	(309)	—	7,482
Net income	—	—	—	—	—	6,337	6,337	6,337

Balance at December 31, 2009	650,156,045	$13	$113,657	$(199)	$23,863	$66,859	$204,193	$6,414

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2007	2008	2009
Operating activities:
Net income (loss)	$(3,272)	$8,001	$6,337
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of share-based compensation	94	147	20
Change in fair value of put option	43	855	(84)
Gain or loss from long term investment	4,788	(8,768)	(6,521)
Change in operating assets and liabilities:
Amounts due from subsidiaries	(20,400)	(17,646)	(4,780)
Prepaid expenses and other current assets	10	28	71
Accrued expenses and other current liabilities	401	6	172

Net cash used in operating activities	(18,336)	(17,377)	(4,785)

Financing activity
Repurchase of ordinary shares from market	—	—	(199)

Net cash used in financing activity	—	—	(199)

Net decrease in cash and cash equivalents	(18,336)	(17,377)	(4,984)
Cash and cash equivalents at the beginning of the year	41,346	23,010	5,633

Cash and cash equivalents at the end of the year	$23,010	$5,633	$649

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
Note:
1.	BASIS FOR PREPARATION
The Condensed Financial Information of the Company only has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used equity method to account for its investment in its subsidiaries and variable interest entities.
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