Form 20-F
period 2010-12-31
China Techfaith Wireless Communication Technology LTD
filed 2011-05-24
CIK 1316317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
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
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 794,003,193 ordinary shares, par value US$0.00002 per share.
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

Page

ITEM 16A. Audit Committee Financial Expert	61

ITEM 16B. Code of Ethics	61

ITEM 16C. Principal Accountant Fees and Services	62

ITEM 16D. Exemptions from the Listing Standards for Audit Committees	62

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	62

ITEM 16F. Change in Registrant’s Certifying Accountant	63

ITEM 16G. Corporate Governance	63

PART III	63

ITEM 17. Financial Statements	63

ITEM 18. Financial Statements	63

ITEM 19. Exhibits	63

Exhibit 4.14
Exhibit 4.15
Exhibit 4.16
Exhibit 4.17
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2

INTRODUCTION
In this annual report, unless otherwise indicated,
• “China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau; and
• “Glomate” refers to Glomate Mobile (Beijing) Co., Ltd., our 51% owned subsidiary in China;
• “One Net” refers to One Net Entertainment Limited (formerly known as Techfaith Interactive Technology (Beijing) Limited, and before then, Techfaith Wireless Communication Technology (Beijing) Limited II and Beijing Centel Technology R&D Co., Ltd.), our 67.8% owned subsidiary in China;
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
• “Tecface Technology” refers to Tecface Communication Technology (Beijing) Limited (formerly known as STEP Technologies (Beijing)Co., Ltd), our wholly owned subsidiary in China;
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
• “Techfaith Shenzhen” refers to Techfaith Intelligent Handset Technology (Shenzhen) Limited, our wholly owned subsidiary in China;
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

PART I
ITEM 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
ITEM 2. Offer Statistics and Expected Timetable
Not Applicable.
ITEM 3. Key Information
A. Selected Financial Data
The following tables set forth our selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report.
Our consolidated financial statements as of and for the year then ended December 31, 2009 have been restated. For details, see Note 3, “Restatement,” to our consolidated financial statements included in this annual report on Form 20-F and Item 5.A. “Operating and Financial Review and Prospects — Operating Results — Restatement of Previously-Issued Financial Statements.” In addition, we adopted authoritative guidance on accounting for uncertainty in income taxes on January 1, 2007, prospectively. We also adopted authoritative guidance on noncontrolling interests in consolidated financial statements on January 1, 2009, retrospectively.

	For the Year Ended December 31,
				2009
	2006	2007	2008	(As restated)	2010
	(In thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	$80,804	$143,444	$208,850	$211,076	$271,877
Gross profit	25,699	38,649	41,165	38,211	67,092
Operating expenses	(40,728)	(47,440)	(40,125)	(24,881)	(32,323)
Government subsidy income	180	1,734	3,081	481	159
Other operating income	—	—	2,443	—	1,109
Income (loss) from operations	(14,849)	(7,057)	6,564	13,811	36,037
Equity in loss of an affiliate	(393)	(851)	—	—	—
Net income (loss)	(10,208)	(3,621)	7,349	2,386	28,658

Less: Net loss (income) attributable to noncontrolling interest	1,808	1,200	652	2,028	(818)

Net income (loss) attributable to Techfaith	$(8,793)	$(3,272)	$8,001	$4,414	$27,840
Earnings per share:
Net income (loss) per share attributable to Techfaith
— Basic	$(0.01)	$(0.01)	$0.01	$0.01	$0.04
— Diluted	$(0.01)	$(0.01)	$0.01	$0.01	$0.03
Shares used in per share computation
— Basic	656,255,882	649,807,421	649,972,306	650,057,866	732,784,822
— Diluted	656,255,882	649,807,421	650,062,312	720,889,120	795,843,605

	As of December 31,
				2009
	2006	2007	2008	(As restated)	2010
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$113,172	$84,754	$78,926	$130,544	$198,536
Accounts receivable	37,229	40,014	37,804	28,992	19,241
Inventories	8,546	50,763	37,763	22,937	17,745
Total assets	207,714	234,861	220,064	250,667	303,953
Total current liabilities	37,123	60,739	28,248	28,700	33,976
Total non-current liabilities	—	—	—	18,029	430
Total liabilities and equity	$207,714	$234,861	$220,064	$250,667	$303,953
Number of treasury stock	8,655,000	8,655,000	—	918,000	—
Number of ordinary shares issued	649,692,954	649,913,136	650,034,590	650,156,045	794,003,193
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks Related to Our Business
Our limited operating history makes evaluating our business and prospects difficult.
We commenced operations in July 2002 and completed our first mobile handset design project in September 2003. We started selling completed handsets in 2006 and such product sales constituted 81.9% of our total net revenues in 2010. We started to develop our online and mobile game business in 2008, which constituted less than 1.0% and 4.0% of our total revenues in 2009 and 2010, respectively; we expect it to become an increasingly significant contributor to our total net revenues in the future. We have a limited operating history, especially in the game business, which may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:
•	achieve and maintain our profitability and margins;

•	acquire and retain customers;

•	attract, train and retain qualified personnel;

•	maintain adequate control over our costs and expenses;

•	keep up with evolving industry standards and market developments; or

•	respond to competitive and changing market conditions.
If we are unsuccessful in addressing any of the above risks, our business may be materially and adversely affected.
Also, we recently restated our financial statements as of and for the year ended December 31, 2009. The restatement is described in detail in Note 3, “Restatement,” to our consolidated financial statements included in this annual report on Form 20-F and Item 5.A. “Operating and Financial Review and Prospects — Operating Results - Restatement of Previously-Issued Financial Statements.” Despite our best efforts to carefully consider and analyze accounting implications of non-routine events, we cannot be sure that there will not be any restatement of our financial statements in the future, which may further complicate attempts to evaluate our business and prospects.

If we do not succeed in our expansions into new businesses, our future results of operations and growth prospects may be materially and adversely affected.
As part of our growth strategy, we enter into new businesses from time to time, including the branded mobile phone business and the game business, to generate additional revenue streams. Expansions into new businesses may present operating and marketing challenges that are different from those that we currently encounter. For each new business into which we enter, we face competition from existing leading players in that business. If we cannot successfully address the new challenges and compete effectively against the existing leading players in each new business, we may be unable to develop a sufficiently large customer and user base, recover costs incurred for developing and marketing new businesses, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.
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
The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies entered into recession, with recovery being show and uncertain. China’s economy recovered after a significant slowdown that began in the second half of 2008, but it is uncertain whether such recovery will continue into 2011 and beyond. Entering into 2011, inflation remains the main risk for China’s economy. The main causes of China’s inflationary pressure include the massive liquidity stimulus introduced after the global financial crisis in 2009 and rising commodity prices. To cope with the global economic downturn and inflation, we undertook a human resource restructuring in 2008 and streamlined business processes to improve efficiency. As a result, the number of our employees was reduced from 1,363 as of December 31, 2007 to 522 as of December 31, 2008. As of December 31, 2009 and 2010, we had 518 and 471 employees, respectively. There is no assurance that we can continue to effectively meet market demand with our current restructured work force. If we cannot timely and effectively meet market demand with our restructured work force, our business may be materially and adversely affected.
Any persistent slow-down in China’s economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to mobile handset and gaming products and services. If consumer demand for the products and services we offer decreases, our revenues may decline. Furthermore, the recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slow-down of the Chinese economy may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by the continuing global economic downturn and any slow-down of the Chinese economy.
If we cannot keep up with industry standards and design or offer for sale new mobile handset models in a timely and cost-efficient manner to meet customer demand, our business will be materially and adversely affected.
The mobile handset market is characterized by changing end user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. If we cannot design or offer for sale new mobile handset models in a timely and cost-efficient manner to meet our customers’ demand, our business will be materially and adversely affected.
As the market for 2.75G and third-generation, or 3G, mobile handsets continues to develop, our existing and potential customers may increasingly demand 2.75G and 3G mobile handsets. Since 2006, we have begun to design 2.75G, 3G and 3.5G mobile handsets. We have received orders for 3G and 3.5G mobile handset designs and in 2007 we launched the WCDMA/GSM dual mode dual standby phone. In 2010, we launched motion gaming mobile devices and TV phones. During 2010, we also received increased sales orders from our customers for the above products. However, we cannot assure you that there will be sufficient customer demand for such phones in the future. Further, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality and time to completion. Our failure to meet customer demand could hurt our reputation and affect our business and results of operation.
QUALCOMM Incorporated, or QUALCOMM, has also lowered the entry barrier for many smaller handset companies through the introduction of MSM6240 and MSM 6270 chipsets, greatly increasing our competition in this area.

The introduction of Google Android represents both opportunities and threats for us. We would need to shift our focus from windows mobile to Google Android platform and we may face difficulties adapting our technology to work with the new operating system. More co-operation with third parties providers are also required and this in turn increases our cost in this area.
If our customers fail to achieve success in their business, our business and results of operations may be materially and adversely affected.
If any of our major customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our original developed products, or ODP, business and brand name phone sales. Accordingly, our success depends on our customers’ success in their business. Our largest customer in 2008, 2009 and 2010 contributed approximately 12.3%, 14.1% and 11.4% of our net revenues, respectively, and our largest three customers in 2008, 2009 and 2010 contributed approximately 28.8%, 34.2% and 30.4% of our net revenues, respectively. We are not certain whether our customers will be able to achieve success in their business or how long they will remain competitive in their business even if initially successful. If any of our customers experiences financial difficulty or is otherwise unable to achieve success in its own business, our business and results of operations may be materially and adversely affected.
Due to the global economic recession, many local and regional telecom operators in China have reduced their subsidies on their mobile phones and modems, which in turn drive up the prices charged to end users. This may reduce the demand from the end users and eventually affect our business.
We are exposed to inventory risks and the credit risk in relation to our customers.
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
In addition, credit risk in relation to our customers may arise from events or circumstances beyond our control. For instance, an economic downturn may cause our customers to default under their ODP product contracts with us and expose us to the risk that our customers may refuse to buy from us the number of mobile handsets specified in their purchase orders or may not be able to pay us timely or at all in accordance with the sales contracts. Even if we may sometimes be able to retain as penalties the partial prepayments or deposits received from such defaulting customers, this might not be sufficient to offset the resulting loss of profits and the increased cost of unsold inventory. If our customers default in paying us, we would have to make provisions for doubtful debts or incur bad debt write-offs and our business would be materially and adversely affected.
We are dependent on our suppliers and EMS providers for timely manufacturing and delivery of the products sold to our customers.
We rely on our suppliers for procuring the raw materials and components required for the manufacturing of the mobile handsets that we sell to our customers. As we do not have our own manufacturing facilities, we rely on EMS providers for the assembling and manufacturing of these products. If these suppliers or EMS providers fail to deliver their goods or services to us in a timely manner, our ability to deliver the finished products to our customers on a timely basis will be affected. If we fail to maintain our relationships with existing suppliers or EMS providers or fail to find new suppliers or EMS providers on competitive terms, our business operations and financial results may be materially and adversely affected.
The mobile handset market in China is highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.
The mobile handset market in China is intensely competitive and highly fragmented. We face current and potential competition from established suppliers of wireless communications solutions to mobile device manufacturers. These competitors include original design manufacturers such as Sim Technology Group Limited, BYD Electronico Limited and Longcheer Holdings Limited.
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
The mobile and online games business, our new developing business area, is a relatively new and evolving industry and concept. The growth of the mobile and online games business and the level of demand and market acceptance of our mobile and online games are subject to a high degree of uncertainty. In spite of the significant resources we have devoted to this new business, our operating results with respect to mobile and online games will continue to depend on numerous factors beyond our control, including:
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
As part of our plan to expand our product and service offerings, we have made and intend to continue making strategic acquisitions or investments in the highly fragmented mobile handset and mobile and online game industries in China. Our strategic acquisitions and investments could subject us to uncertainties and risks, including:
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
Our failure to address these uncertainties and risks may have a material adverse effect on our financial condition and results of operations. In addition, we establish strategic alliances with various third parties to further our business purpose from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by counter-parties, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business.
Our business depends substantially on the continued use of certain intellectual property rights, and any termination of or infringement upon such rights may harm our business and competitive position.
Our business depends substantially on the use of certain intellectual property rights. For example, we are dependent on QUALCOMM for CDMA- and WCDMA-related technology we use in designing, manufacturing and selling CDMA- and WCDMA-based mobile handsets. Suspension or termination of our CDMA and WCDMA license agreement by QUALCOMM could adversely affect our business and prospects, because we may not be able to obtain alternative licenses in a timely manner to meet our customers’ demands.

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
In addition, acts of terrorism, fires or natural disasters such as earthquakes that affect where our principal offices are located or other locations where we have substantial business operations, may lead to significant loss of revenue by disrupting our business operations and may also materially and adversely affect our business. The recent 9.0 magnitude earth quake in Japan, for example, has disrupted the supply of various components, affecting our production schedule for several products and may eventually reduce our gross margin. The unstable situation in the Middle East and the ongoing conflict in Libya has also affect our business in several ways, such as the reduction of orders from customers and the increase of shipment costs to and from these regions.

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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. See “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to maintain effective internal control in the future, and if we fail to maintain effective internal control in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002.
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
As we continue to sell completed feature phones and smart phones to our customers in 2010, we are exposed to potential product liability claims in the event that the use of our products causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether successful or not, are costly and time-consuming to defend. Also, in the event that our products prove to be defective, we may be required to recall or redesign such products, which could result in substantial costs, diversion of management attention and resources and damage to our reputation. However, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries.
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
Our agreements with many customers contain refund and liquidated damages provisions, which entitle the customers to demand refunds and liquidated damages if we cannot complete a mobile handset design by a specified deadline, if the requisite certifications cannot be obtained, or if we cannot timely deliver our smart phone or feature phone products to our customers. We cannot assure you that we will be able to successfully perform under every customer contract, or that costs associated with refunds and liquidated damages will not be material. Under the realigned business of providing turn-key solutions to our smart phone customers, we will outsource the assembly of final handset products to third-party companies. Any failure of such assembly companies in timely delivering to us the finished products with the stipulated quality will cause us to be liable to our customers.
Defects in our mobile handset designs could result in loss of customers and claims against us.
Our mobile handset designs are complex and must meet stringent quality requirements. Complex designs such as mobile handset designs sometimes contain defects, errors and bugs when they are first introduced. If any of our designs have reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged, and customers may be reluctant to continue to contract with us, which could harm our ability to retain existing customers and attract new customers. Because we cannot test for all possible scenarios, our designs may contain errors that are not discovered until mobile handsets have gone into mass production. These problems may result in a loss of our customers as well as claims against us. We face such risk not only in the case of the customers for our handset design services, but also in the case of the customers for our product sales. As our revenues continue to be increasingly dominated by product sales, any design defects in the mobile handsets that we sell to such customers may subject us to liability. We cannot assure you that we will not be subject to claims by our customers in the future, and if we fail on the merits of these claims, our business and results of operations could be materially and adversely affected.

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
As a Cayman company, we are classified as a foreign enterprise under PRC laws and regulations. Certain PRC regulations restrict foreign ownership of companies that operate mobile games or online games and prohibit foreign and foreign-invested enterprises from applying for or holding the licenses required to operate online games in China or to provide Internet information content, such as online advertising. In light of these regulations, we entered into contractual arrangements with our variable interest entity in the PRC, Techfaith Interactive, in May 2009, under which Techfaith Interactive is to operate all of our mobile and online game business in China. Techfaith Interactive holds the necessary license to operate our mobile and online game business in China. For details of our arrangement with Techfaith Interactive, see “Item 4. Information on the Company—A. History and Development of the Company” and Note 1 to our consolidated financial statements included in this annual report on Form 20-F.
We currently conduct our mobile and online game business entirely through contractual arrangements with Techfaith Interactive. These contractual arrangements include exclusive business cooperation agreements where we provide complete business support services and consulting services to Techfaith Interactive in exchange for a fee that constitutes substantially all of the net income of Techfaith Interactive. If the relevant government authorities find that these agreements that establish the structure for operating our China game business do not comply with the above restrictions on foreign investment in the online game and mobile game business, we could be subject to severe penalties and our business, financial condition and results of operations may be materially and adversely affected.
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
As the online game industry is in an early stage of development in China, new laws and regulations may be adopted in the future to address new issues that arise from time to time, such as online advertising and the use of virtual currency in online games. Also, different regulatory authorities may have different views regarding the licensing requirements for the operation of online games and related businesses. As a result, there is, and will continue to be, substantial uncertainty in the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry and related businesses. While we believe that we are in material compliance with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations in the future.
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
In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of a user’s game characters, are acquired and accumulated. Such virtual assets can be important to online game players and in some cases are exchanged between players for monetary value. Virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a network service delay or by a network crash. It is unclear under PRC law whether an operator of online games such as Techfaith Interactive would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Several past judgments by PRC courts have required the online game operators to return the virtual items or be liable for the loss and damage incurred from the loss of the virtual items. In case of a loss of virtual assets, Techfaith Interactive may be sued and may be held liable for damages, which may negatively affect our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Virtual Assets.”

Our business benefits from certain tax incentives, and changes to these tax incentives could adversely affect our operating results.
Our income tax is primarily governed by the new Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. Prior to December 31, 2008, Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai applied for High and New Tech Enterprises, or HNTE, status that would allow for a reduced applicable tax rate under the EIT Law. The official HNTE certificates were issued to Techfaith China and Techfaith Intelligent Handset Beijing on December 24, 2008. While the certificates are valid for three years, we believe we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Accordingly, Techfaith China and Techfaith Intelligent Handset Beijing have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future.
Some of our Chinese subsidiaries, including Techfaith Shenzhen, TechSoft and Techfaith Hangzhou, also enjoyed various tax exemptions because they were qualified as “production enterprises” before January 1, 2008. Based on the transition rules of the EIT Law, those Chinese subsidiaries continue to enjoy preferential tax rates from 2008 through 2011 due to the preferential tax qualification obtained prior to January 1, 2008. Those subsidiaries in China will not continue to receive such preferential tax treatment after the transition period. There is no assurance that our subsidiaries in China will continue to receive any other preferential tax treatment. If any of these incentives are reduced or eliminated by government authorities in the future, the effective tax rates of our subsidiaries in China and our effective tax rates on a consolidated basis could increase significantly. Any such change could adversely affect our operating results. See “Item 4. Information on the Company—B. Business Overview—Regulations—Tax.”
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
We are a holding company incorporated in the Cayman Islands. We conduct substantially all of our operations through our subsidiaries in China. Current PRC regulations permit our subsidiaries in China to pay dividends only out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are each required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. In addition, if any of our subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict the subsidiary’s ability to pay dividends or make other payments to us.
We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our income originated both within and outside the PRC and PRC income tax withholding for any dividends we pay to our non-PRC shareholders.
Under the EIT Law and relevant implementing rules, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The implementing rules of the EIT Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Based on our analysis of the current facts, we believe that Techfaith and its overseas subsidiaries should not be treated as resident enterprises for PRC tax purposes. However, it continues to be unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2008, 2009 and 2010, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that Techfaith or its overseas subsidiaries should be treated as a “resident enterprise” for PRC tax purposes after January 1, 2008, the effective date of the EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, unless such dividend income is otherwise exempted from taxable income under the EIT Law. If we and our overseas subsidiaries are treated as “resident enterprises” and are required to pay income tax for dividends received from subsidiaries, it will materially and adversely affect our financial condition and results of operations.
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
As of the date of this annual report, our management collectively beneficially owns approximately 31.94% of our outstanding shares. They and the other shareholders with registration rights may cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.
On June 9, 2009, to finance the development of our game business, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million of common equity to the Hong Kong-based venture capital firm Infiniti Capital Limited and US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P., or the IDG Funds, which are entities affiliated with IDGVC Partners, a leading venture capital firm. The notes were convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. According to the relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the 8% senior secured convertible promissory notes into TechFaith’s ordinary shares, and the remaining 37.5% was converted into shares of 798 Entertainment Limited on September 8, 2010, and as a result of the conversion, TechFaith issued 78,814,628 of TechFaith’s ordinary shares to IDG Funds. As of the date of this annual report, IDG Funds have met the terms and conditions for resale under Rule 144 of the Securities Act in relation to these shares, represented by 5,254,309 ADSs, and may offer and sell such ADSs from time to time on the open market.
Sales of the above-mentioned registered shares in the public market could cause the price of our ADSs to decline.
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
As of the date of this annual report, our directors and executive officers as a group beneficially own 253,589,908 ordinary shares of our company, of which Mr. Defu Dong, our Chairman and Chief Executive Officer, beneficially owns 253,195,000 ordinary shares (constituting approximately 31.9% of our current total issued and outstanding shares), and have the power to vote on behalf of the record holders of these shares over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.
Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that it is likely that we were classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2010, and we will very likely be a PFIC for our current taxable year ending December 31, 2011 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information —E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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
We began to develop our game business in 2008, with mobile and online games that are developed by our subsidiary or licensed from third parties. To raise funds for the game business, our subsidiary, Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes to the IDG Funds in June 2009. Pursuant to conversion options granted to them under the relevant investor rights agreement, the IDG Funds exercised their conversion rights in relation to the notes in September 2010, converting 62.5% of the principal amount of the notes into our ordinary shares and the remaining principal amount into ordinary shares of LeoTechnology Limited, now 798 Entertainment Limited. As a result of the conversion, the IDG Funds now hold 78,814,628 of our ordinary shares, represented by 5,254,309 ADSs which the IDG Funds may offer and sell from time to time. In August 2010, we introduced a new product line-motion game, which generated an aggregate of US$5.1 million revenue in the fourth quarter of 2010.
On May 14, 2009, we entered into contractual arrangements with Techfaith Interactive for the operation of our online game business. Through exclusive business cooperation agreements with Techfaith Interactive, we provide complete business support services and consulting services to Techfaith Interactive in exchange for substantially all of the net income of Techfaith Interactive; through a series of contractual arrangements with Techfaith Interactive’s equity owners, we have the ability to effectively control Techfaith Interactive’s daily operations and financial affairs. Therefore, we are the primary beneficiary of Techfaith Interactive. Techfaith Interactive currently holds necessary license to operate our online game business in China, and our entire online game business in China is currently operated through Techfaith Interactive. For details of our arrangement with Techfaith Interactive, see Note 1 to our consolidated financial statements included in this annual report on Form 20-F.
On February 10, 2010, we acquired Citylead Limited, or Citylead, together with its subsidiaries and obtained control over Citylead’s variable interest entity, QIGI Technology, a domestic brand mobile phone company. The consideration consisted of $500,000 in cash and 65,934,066 of our ordinary shares at a fair value of $0.19 per ordinary share paid as of the date of acquisition as well as certain receivables contingent upon QIGI Technology’s operating performance for 2010 and 2011. Through this acquisition, we expanded our branding business to target enterprise users and operator-tailored customers.
In May 2010, we sold 49% equity interest in our wholly-owned subsidiary, Time Spring Limited, or Time Spring, to Billion Team Asia Limited, or Billion Team, an affiliate of D Magic Mobile (Shanghai) Incorporation, an independent third party, or D Magic Mobile, for $49.00. Time Spring was a shell company without any substantial operations prior to May 2010, and after this transaction, we owned 51% of Time Spring. Time Spring in turn owns Media Chance Limited, an entity in Hong Kong which owns 100% of Glomate. After the restructuring, Billion Team granted Glomate the right to produce mobile phones with certain well-know brands. Glomate will focus on licensing well-known, international brands for high-end, brand-name mobile phones and add to our effort to maintain our existing strong presence in the market for ODP in China.
Our capital expenditures mainly relate to our purchase of plant, machinery and equipment related to our business operations. Our capital expenditures amounted to US$14.8 million, US$1.4 million and US$4.3 million in 2008, 2009 and 2010, respectively. Our capital expenditures for 2010 were mainly financed from our operating cash flow.
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
In 2010, our business comprised the following three areas: (1) ODP business; (2) brand name phone sales ; and (3) game business. In 2010, ODP contributed 81.9% of our revenues, brand name phone sales contributed 14.1% of our revenues and our game business contributed 4.0% of our revenues.
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

In 2006, we expanded our business from an independent design house to an ODP provider. As an ODP provider, we not only provide handset design services but also sell finished products by subcontracting EMS providers to assemble or manufacture mobile phone handsets to meet the demand of our customers. Currently, our revenues from product sales comprise the majority of our total net revenues. Our revenues from ODP products as a percentage of our total net revenues increased from over 46% in 2006 to 70% in 2007 to over 90% in 2008 and 2009, and decreased to 81.9% in 2010 due to increased revenue in our game business and the offering of QIGI brand products.
Our strong technological capabilities, high-quality design capabilities, strong customer relationships, strategic relationships with leading technology providers and ample skilled, low-cost engineering resources enable us to deliver our services and products at competitive costs and with relatively shorter product cycles when compared to our competitors.
In an effort to minimize the adverse effects of the global financial crisis and weakening economic conditions, we have strengthened our market position through cooperation agreements with Beijing Huaqi Information Digital Technology Co., Ltd., or Beijing Huaqi, which owns “aigo”, a leading brand in China’s consumer digital products for the operator-tailored market, and with QIGI Technology for the smart phone business in China in 2008. These and similar strategic collaborations have helped and will continue to help promote our products in China and swiftly bring them to market. Under the strategic cooperation agreement with Beijing Huaqi, we will provide total solutions products, including CDMA1X/EVDO and UMTS/HSDPA, under the “aigo” brand name and through the sales channels of “aigo” for operator-tailored market in China.
In February 2009, we launched, under the “aigo” brand name, nine new mobile phones designed specifically for the 3G network in China. The nine new models are from three different product lines: dual mode GSM phones, modem card phones and EVDO phones. Of the five dual-mode GSM phones, three are WCDMA plus GSM phones designed for new China Unicom subscribers and two CDMA plus GSM phones designed for China Telecom CDMA subscribers. There are two modem card phones, one of which utilizes a HSDPA modem card and the other uses an EVDO modem card. The final two models have GPS functionality and run on CDMA1X and EVDO. These nine different models cover CDMA1X, WCDMA, GSM and EVDO technologies and encompass a broad range of subscriber demands from the different telecom operators in China.
We put emphasis on the branding of our mobile handset products because branded products—especially products bearing well-known brands and images—offer a higher profit margin compared with other mobile handsets we sell. For instance, in the first quarter of 2010, we obtained control of QIGI Technology which became one of our variable interest entities. QIGI Technology is a company based in China and focused on the sale of smart phones. After the acquisition, QIGI Technology operated largely independent of our existing operations; we have been, and intend to continue, focusing on promoting QIGI as an important Techfaith brand, with emphasis on QIGI brand smart phones.
In May 2010, we sold 49% of the equity interest in our then-wholly owned subsidiary Time Spring to Billion Team, an affiliate of D Magic Mobile, a cooperative licensee of a number of renowned international brands in the mobile telecommunications industry. After this transaction, we owned 51% of Time Spring, which in turn owns Media Chance Limited, which owns 100% of Glomate. The primary business of Glomate is to license well-known, international brands for high-end, brand-name mobile phones in China targeted at high-end mobile phone users, teenagers and sports fans.
In 2008, we started to develop our online and mobile game business through One Net. In 2009, we began to provide mobile game services and began to earn revenues in the fourth quarter of that year. We launched two MMORPG games in 2010.
In 2010, we introduced the motion game device as a new product line in our game business. Through this new platform, we not only sell motion game controllers, accessories, but also design and manufacture mobile phones with motion game controller functions. From the fourth quarter of 2010, our motion game business generated US$5.1 million in income, and we expect our motion game business to continue to grow in the future and to develop into a core part of our game business.
Products and Services
Our products and services comprise: (1) ODP; (2) brand name phone sales (3) game business.
ODP Products
When we started our operations in 2002, we focused primarily on providing mobile handset design services. However, as a result of increasing customer requests for finished products from us, we have been involved in the mass production phase of the product cycle since 2006. The products we provide to our customers include feature phones and smart phones designed by us, wireless modules and other electronic components. We do not have our own production facilities, however, and instead outsource such production to EMS providers.
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
As a result of acquiring Citylead on February 10, 2010, we adjusted our segment reporting since the first quarter of 2010. We combined the previously reported handset design segment and product sales segment into one segment, the ODP segment.
Brand name phone sales
In February 2010, we acquired Citylead together with its subsidiaries and obtained control over Citylead’s variable interest entity, QIGI Technology, a domestic brand mobile phone company. Through this acquisition, we obtained the QIGI brand and commenced to sell brand name phones in the brand name phone sales segment under the QIGI brand. We now operate a new business segment for the sales of brand name phones. We emphasize the brand of our mobile handset products because branded products—especially products bearing well-known brands and images—offer a higher profit margin compared with other mobile handsets we sell. As a result of the new business line, we changed our segment reporting in the first quarter of 2010, and the business activities of QIGI Technology now represent a new segment, the brand name phone sales segment.
Game
We began to develop mobile games and PC online games in 2008 and have since then launched multiple products in this business. Our online games are large-scale MMORPG games which are free for consumers to sign up and play but charge for the purchase of tools and weapons used in the games. We launched two MMORPG games in 2010 which generated revenues amounting to US$103,000.
We also provide mobile game services to manufacturers of branded mobile phones. Under this type of arrangements, we maintain a mobile phone web page so the end users of the manufacturers of branded mobile phones can access the web page and download mobile phone games free of charge during the contract period, usually one year. This part of our business contributed approximately 51.8% of our game revenues in 2010.

We also provide mobile phone game design services to manufacturers of branded mobile phones. Under this type of arrangements, we are required to design mobile phone games according to customer’s specification for a fixed price in a period, usually less than one year. Revenues from this type of contract is recognized under the proportional performance method using an output measure determined by achievement of milestones which include planning documentation and testing reports.
We began providing motion game services in 2010. Gamers can use motion game controllers or mobiles to play motion games, which can be downloaded from www.17vee.com. The controller or mobile is able to support hundreds of motion games such as racing, shooting, tennis, track and field. The motion game controller can be accessed through Bluetooth connection with the end user’s computer or laptop. Revenue from sales of motion game controllers and mobiles are recognized on goods delivery and ownership transferred to customers. Usually we receive advance payment from customers and deliver goods within one week of receiving payment. This part of our income contributed over 46.9% of our game revenue in 2010.
Customers
Mobile handset brand owners are customers for both of our product sales business and handset design services business. Our customers include leading Chinese mobile handset brand owners and international mobile handset brand owners.
For each manufacturing and design project, we have a designated account manager who directly interacts with the customer throughout the manufacturing and design process to report project progress and handle customer input and comments. We provide technical support and production support to assist customers of our handset design services in designing the manufacturing process.
A small number of customers have historically accounted for a substantial portion of our net revenue. In 2008, 2009 and 2010, our largest three customers collectively accounted for approximately 28.8%, 34.2% and 30.4%, of our net revenues, respectively.
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
Our customers with respect to our motion game business are either distributors or individual end users. We typically charge payments based on the per-unit price multiplied by total number of motion game controllers. A portion of the total purchase price is usually payable upon the execution of the relevant sales contracts as prepayment and full payment are required before we deliver our products to our customers.
Sales and Marketing
We sell and market our product sales and mobile handset design services through a sales force in China and direct marketing efforts. We maintain sales and marketing staff in Beijing and Shanghai, covering the major cosmopolitan regions in China where most of our customers are located. We also maintain sales and marketing staff to cover Southeast Asia, India, America, Africa, Middle East and Europe, as we provide middle- to high-end products to these markets; these staff members periodically travels to various trade shows to promote our products in those markets.
We engage in marketing activities to promote our services. We frequently attend conferences, exhibitions and trade fairs to promote our products and services. We attend the GSMA Mobile World Congress (formerly 3GSM World Congress) exhibition in Barcelona, the CTIA Wireless exhibition in Las Vegas, Communic Asia in Singapore and GITEX Technology Week Exposition in Dubai. In addition, we view our strategic relationships with leading technology companies and platform providers as part of our efforts to promote our company. We believe that some of the leading technology companies with which we have strategic relationships will be instrumental in helping us secure our targeted multinational customers by providing us opportunity referrals, since such referrals may also promote the use of their technology. We also introduced additional baseband platforms to our existing customers to attract new product sales and design contracts from them.

Technology
We build our successful product sales business upon the strong foundation of our technological expertise gained in the process of designing a wide range of mobile handset models by the effective and efficient deployment of our in-house research and development team.
We have extensive experience in designing 2.75G GSM/EDGE mobile handsets based on major baseband platforms. To expand our design capabilities, in 2007 we acquired the technologies necessary for the design and development of 3.5G and 3.75G mobile handsets based on EVDO/WCDMA/HSDPA/HSUPA standards. We further expanded our design capabilities by launching WiFi enabled smart phones and dual mode dual card phones.
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
We launched GPS/GSM-CDMA dual module/GSM-GSM dual card phones and WiFi smart phones based on the Windows Mobile 6 operating system handsets in 2007. We have developed handsets with technologies such as GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA and are capable of developing middleware MMI/UI software on 2.75G GSM/EDGE, 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies that fulfill the specifications of handset brand owners and carriers in the global market. During 2009, we also commercialized several promising products including our dual-GSM SIM card G6, a device designed to serve as a feature-rich mobile phone, a durable mobile games platform and a remote control for PC games. In addition, during 2009, we launched our HSUPA data modem card in the U.S. market and shipped mobile phones with TV functions to markets in Latin America and Southeast Asia. We launched wireless portable people meters device for our US customer to collect marketing data which can monitor the media station which the people watching or listening.
We are also focusing our efforts to develop mobile games and online games, making progress in implementing new technologies such as motion games for online game. During January 2010, we launched our first MMORPG PC online game, developed entirely by our own studios. In 2011, we are putting in more effort to launch number of motion games.
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

As of December 31, 2010, our research and development staff and supportive function consisted of 318 engineers, representing approximately 67.5% of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry. For the years ended December 31, 2008, 2009 and 2010, we had research and development expenses of US$18.2 million, US$12.0 million and US$11.6 million, respectively.
Intellectual Property
We also rely on third-party licensors for design cell phone and module card technologies and other technologies embedded in our designs. These licenses are typically non-exclusive and royalty-accruing. If we are unable to continue to have access to these licensed technologies, our success could be adversely affected. In addition, we rely on commercially available third-party software applications in carrying on our business operations. We generally obtain these software applications from retail outlets or through third-party vendors which bundle them together with PCs and servers purchased by us. We make efforts to ensure that we have proper licenses for software applications used by us, including those provided by third-party vendors.
Competition
The mobile handset market is intensely competitive and highly fragmented. We face current and potential future competition from established mobile device manufacturers. These include original design manufacturers, such as Sim Technology Group Limited, BYD Electronics Limited., and Longcheer Holdings Limited, which compete with our product sales business by offering their own production services to brand name owners. These original design manufacturers may also compete with us in the mobile handset design business as they may be in a position to design mobile handsets on their own. We also face worldwide competition from in-house design teams of original equipment manufacturers. In addition, new players may enter the independent mobile handset production and design market in the near future.
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

Tax
As a business enterprise operating in China, we are subject to the EIT Law, which became effective on January 1, 2008. Prior to December 31, 2008, Techfaith China and Techfaith Intelligent Handset Beijing applied for HNTE status that would allow for a reduced applicable tax rate; under the EIT Law, however, Techfaith China and Techfaith Intelligent Handset Beijing are also required to confirm and record the HTNE certificate with the competent tax bureau to enjoy the reduced tax rate. The official HNTE certificates were issued to Techfaith China and Techfaith Intelligent Handset Beijing on December 24, 2008. While the certificates are valid for three years, we believe we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Accordingly, Techfaith China and Techfaith Intelligent Handset Beijing have used the reduced applicable tax rate in calculations of deferred tax balances for the foreseeable future. Techfaith Shanghai has qualified as a manufacturing foreign investment enterprise (the “FIE”) located in Shanghai Pudong according to the old EIT law and obtained HNTE in December 2008. It was entitled to a preferential tax rate of 15% prior to year 2008, with two-years exemption followed by a 50% reduction in tax rate for the subsequent three years under the old EIT law starting from 2005. According to the transition rule from the old tax laws to the new EIT Law, in 2008 and 2009, Techfaith Shanghai is entitled a tax rate of 18% and 20%, respectively. Starting from 2010, the tax rate for Techfaith Shanghai is 15%. Techfaith Hangzhou is also qualified as a “production enterprise” and the relevant tax authorities have agreed that it is entitled to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for the succeeding three years 2009, 2010 and 2011. Based on the transition rules of the EIT Law, those companies each qualified as “production enterprise” and can continue to enjoy preferential tax rates from 2008 through 2011 due to the preferential tax qualification obtained prior to January 1, 2008.
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
Aggregate undistributed earnings of our subsidiaries located in the PRC that are taxable upon distribution to us of approximately US$117.5 million at December 31, 2010 are considered to be indefinitely reinvested, because we do not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of our available funds and any future earnings for use in the operation and expansion of our business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2010.
We sell a significant portion of wireless modules and smart phones from our Hong Kong subsidiary, and currently the statutory income tax rate in Hong Kong is 16.5%. The Inland Revenue Department of Hong Kong approved our Hong Kong subsidiary to be effectively exempt from income tax in Hong Kong. No provision for Hong Kong profits tax was made for the years ended December 31, 2008, 2009 and 2010 on the basis that Techfaith Intelligent Handset Technology (Hong Kong) Limited did not have any assessable profits arising in or derived from Hong Kong for the years.
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
Online Game and Mobile Game
All Internet-related businesses in China, including the operation of online games, are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, the Ministry of Industry and Information Technology, the State Administration of Industry and Commerce, the Ministry of Culture, the General Administration of Press and Publication, the State Administration of Radio, Film and Television and the Ministry of Public Security are empowered to promulgate and implement regulations governing various aspects of the Internet and the online game industry. Our PRC operating companies are required to obtain applicable permits or approvals from different regulatory authorities in order to operate online games.
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

C. Organizational Structure
The following chart illustrates our corporate structure, our equity interest in each of our principal operating subsidiaries and variable interest entity as of the date of this annual report:
Note:

(1)	Dotted line denotes variable interest entities. We have contractual arrangements with QIGI Technology under which QIGI Technology focuses on smart phones under the QIGI brand. We also have contractual arrangements with Techfaith Interactive under which Techfaith Interactive operates our online and mobile game business

(2)	Billion Team Asia Limited is an affiliate entity of D Magic Mobile (Shanghai) Incorporation.

We conduct substantially all of our operations through the following subsidiaries and variable interest entities in China:
•	Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, which primarily designs GSM-based mobile handsets;

•	One Net Entertainment Limited, formerly known as Techfaith Interactive Technology (Beijing) Limited, and before then, Techfaith Wireless Communication Technology (Beijing) Limited II and Beijing Centel Technology R&D Co., Ltd., which primarily designs online games and provides motion game devices;

•	Beijing Techfaith Interactive Internet Technology Limited, or Techfaith Interactive, which has exclusive contractual arrangements with us to operate our online and mobile game business;

•	Techfaith Wireless Communication Technology (Shanghai) Limited, formerly known as Leadtech Communication Technology (Shanghai) Limited, which primarily designs CDMA mobile handsets using technology licensed from QUALCOMM;

•	Techfaith Intelligent Handset Technology (Beijing) Limited, or Techfaith Intelligent Handset Beijing, which focuses on smart phones and related products;

•	Techfaith Wireless Communication Technology (Hangzhou) Limited, or Techfaith Hangzhou, which focuses on handsets and smart phones sales;

•	Techfaith Intelligent Handset Technology (Hong Kong) Limited, which focuses on smart phones and handsets sales;

•	QIGI&BODEE Technology (Beijing) Co., Ltd., or QIGI Technology, which focuses on smart phones under the QIGI brand; and

•	Glomate Mobile (Beijing) Co., Ltd., or Glomate, which will focus on licensing well-known brands for high-end mobile phones.
Except for TechSoft, One Net, Techfaith Interactive, and Glomate, all of our subsidiaries in China are wholly owned. TechSoft is wholly owned by a Cayman Islands holding company, which is a joint venture that is 70%-owned by us and 30%-owned by QUALCOMM. Infiniti Capital Limited, IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investor II L.P owns 23.4%, 8.1% and 0.7% of One Net respectively. Glomate is a subsidiary that is 51%-owned by us and 49%-owned by Billion Team Asia Limited, an affiliate of D Magic Mobile.
D. Plant, Machinery and Equipment
As of December 31, 2010, our principal executive offices were located on premises comprising 24,000 square meters in Beijing, China. We have regional offices in Shanghai, Hangzhou and Shenzhen. We plan to establish our dedicated mobile handset pilot production facilities in Hangzhou. On February 11, 2007, we contracted with a third party construction company to construct buildings in Hangzhou. During the year ended December 31, 2010, the construction has completed and transferred to property, machinery and equipment in the amount of US$24.5 million. In November 2010, the buildings have been leased to a third party for three years. As of December 31, 2010, we had paid US$2.6 million for leasehold improvement. The leasehold improvement is for new rented office working place in Beijing headquarter for the next three years starting from December 31, 2010. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.
Item 4A. Unresolved Staff Comments
We received a letter from the staff of the SEC (the “Staff”), dated May 20, 2011, which contained a comment relating to our assessment on the effectiveness of our internal control over financial reporting as of December 31, 2010. We concluded that there was a material weakness in our internal control over financial reporting, and as a result, our internal control over financial reporting was not effective as of December 31, 2010, as set out in “Item 15. Controls and Procedures” on this Form 20-F. On May 23, 2011, we submitted our response letter to the Staff containing our conclusion and the related disclosure, and are awaiting confirmation from the Staff that the unsolved comment is cleared.

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
A. Operating Results
Since our inception in 2002, we have been providing complete handset design services spanning the entire handset design cycle, which involves industrial design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. In 2010, we re-organized our business operations into three segments: (1) ODP products, (2) brand name phone sales, and (3) game business.
Restatement of Previously-Issued Financial Statements
We issued our consolidated financial statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 on May 19, 2010. As described in Note 3 to the financial statements “Restatement”, the financial statements as of and for the year ended December 31, 2009 were restated subsequently.
In 2009, our subsidiary, Leo Technology Limited, now renamed 798 Entertainment Limited, issued to the IDG Funds certain senior secured convertible promissory notes with a principal value of US$10 million that were issued at par less issuance costs of US$0.4 million. We recorded the notes as a liability at the amount of the net proceeds of US$9.6 million. These notes included a number of embedded derivatives, principally a right to convert into shares of Leo Technology or the shares of our company at the holder’s discretion. We determined that the fair value of these embedded derivatives at the date of issuance was US$12.8 million and pursuant to the authoritative literature were required to be bifurcated from the debt host and subsequently marked to market through earnings. In 2009 the loss charged to the income statement arising from the increase in the fair value of the derivatives was US$5.3 million. In our previously reported 2009 financial statements, we first allocated the proceeds to the embedded derivatives equal to the fair value of these embedded derivatives, and then allocated the remaining carrying amount to the debt host. Since the fair value of embedded derivatives exceeded the net proceeds of the notes and hence, result in a debit amount of US$3.2 million for the debt host at the date of the issuance. We accreted the residual amount (the residual amount of the debt host after deducting the embedded derivatives) to the amount due on the redemption of the notes over the life of the debt instrument assuming no conversion on redemption. In 2009, the charge to the income statement in respect of the accretion of interest was US$0.6 million. The notes were subsequently converted into our equity pursuant to the original conversion terms in September 2010, during which each investor chose to convert 62.5% of its share of the principal amount of the notes into our ordinary shares, and the remaining 37.5% was converted into shares of Leo Technology Limited, now renamed 798 Entertainment Limited.
While we believed that the accounting treatment applied to the notes above was in compliance with the relevant authoritative literature, we have subsequently determined that the more correct accounting treatment to be applied upon the issuance of the debt was to recognize the embedded derivatives at their fair value of US$12.8 million but to recognize the difference between that amount and the amount of the net proceeds as a loss upon the issuance of the convertible notes. Our earnings for the year ended December 31, 2009 was restated so as to result in the following changes:

Impact on current earnings for year ended December 31, 2009:	(in thousands)

Decrease in net income in 2009	$(2,588)

Increase in net loss attributable to noncontrolling interest	$665

Decrease in retained earning as of December 31, 2009	$(1,923)

For details, see Note 3, “Restatement,” to our consolidated financial statements included in this annual report on Form 20-F.
Major Factors Affecting Our Results of Operations
Net Revenues. We derive our current revenues primarily from sales of products, mobile handset design services and game. Products we sell include smart phones and feature phones designed by us and manufactured by EMS providers, wireless modules and other electronics components for mobile handsets. Revenues from handset design services comprise design fees, royalty income, component sales related to design, such as chips used in mobile handset we design, and service income. Revenues from game comprise income from mobile phone game-related service and mobile game design service.

Our revenues from ODP business as a percentage of our total net revenues increased from over 90% in both 2008 and 2009, and decreased to over 80% in 2010. However, a new business segment, brand name phone sales, contributed revenues ofUS$38.5 million in 2010. and game business has generated revenues in 2010 at amount of US$10.9 million and we expect it to generate more revenues in both QIGI branded and game business in 2010. Therefore, the revenues from ODP as a percentage of our total net revenues in 2010 fall in comparison. We recognize revenues from ODP products after all the risks and rights have passed to our customers—as we outsource the production and assembly of our products to outside manufacturers, we record revenue based on the gross amounts billed to our customers. We use this revenue-recording method because our customers generally entrust everything involving production to us and pay us fully and promptly upon being billed, for the following reasons: (1) we are the primary obligor in these transactions, (2) we have latitude in establishing prices, (3) we are involved in the determination of the service specifications, (4) we bear the credit risk, (5) we bear the inventory risk and (6) we have the right to select the suppliers and the manufacturers. Normally, full payment is required before products are shipped. We recognize revenues for products shipped on credit only after collection is reasonably assured.
We also provide mobile handset design services to mobile handset brand owners. Our revenues from mobile handset design services as a percentage of our total net revenues decreased from 9% in 2008 and 2% in 2009 to less than 1% in 2010, and the amount of revenue decreased from US$ 19.1 million in 2008 and US$ 4.5 million in 2009 to US$3.5 million in 2010. The decrease in revenues from handset design services is due to change in demands from customers as well as change in our product strategy, as an increasing number of customers prefer to buy the finished products from us. From 2008, we started to put less emphasis on handset design service and focus more on product sales. Our design gross margins have fluctuated since our inception and are expected to continue to fluctuate as a result of a variety of factors, which include changes in the relative mix of our services and the terms at which we offer them.
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
Our revenues from product sales are net of value-added taxes which is 17% of the gross sales proceeds received by our PRC subsidiaries.
Our revenues from PC online game and mobile game related services are net of 5% local business taxes. We may, upon application to and approval from relevant tax authorities, be eligible for full refunds of the business taxes to the extent they relate to the revenue generated under technology development agreements and/or technical marketing agreements.
We have applied for and received refunds in connection with the revenues generated under several of our mobile handset design contracts.
Cost of Revenues. Cost of revenues from our ODP products, including smart phones, feature phones, wireless modules, consists primarily of the cost of acquiring the products from EMS factories, and to a lesser extent, compensation and benefits to our staff associated with the ODP business. The cost of acquiring the products from EMS factories include not only the service fees paid to the EMS providers but also the cost of raw materials we buy from our suppliers and assign to the EMS providers for processing and assembly. Our cost of revenues for ODP products may be lowered by our ability to source the required raw materials and components from our suppliers at competitive cost due to established and stable supplier relationships and price discounts from bulk purchases. Cost of revenues from brand name phone sales include raw materials and components cost from supplier, warranty and delivery cost. Cost of revenues for providing mobile game services to our customers primarily consists of compensation and benefits for our game developers. Cost of PC online game include maintenance expense, depreciation and amortization in web server and employee cost in connection with our online game services. Cost of revenues from motion game include product cost to EMS providers, warranty cost and delivery cost.
Operating Expenses. Our operating expenses consist of general and administrative, research and development and selling and marketing expenses and expenses related to impairment of long-lived assets.
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
Revenue Recognition
Our revenues are derived from sales of products of the ODP segment, sale of products of brand name phone sales segment and game-related revenue.
Revenue related to ODP segment
(1) Product sales
Revenue from sales of products, including feature phones and smart phones designed by us and manufactured by EMS providers, wireless modules as well as other electronic components is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.
(2) Design fee
Design fee is a fixed amount paid in installments according to pre-agreed milestones. In general, three milestones are identified in our design contracts with customers: GSM-based handsets industry-based standard referred to as full type approval, or FTA; the regulatory approval for its use in the intended country which, in the case of China, is a China-type approval, or CTA; and the beginning of mass production referred to as shipping acceptance, or SA. We recognize revenues in accordance with authoritative guidance with regard to software revenue recognition based on the proportional performance method using an output measure determined by the achievement of each milestone.
(3) Component sales related to design
After we have delivered design products to our customers, customers are required to purchase certain components (such as chips used in mobile handsets) through us to manufacture the designed products. As the component sales are built into the design contracts, we include these component sales in the design contract related revenue rather than product sales. We recognize the net revenue for component sales when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

Revenue related to brand name phone sales segment
Revenue from sales of brand name phones represent mobile phone under the QIGI brand, which is owned by us. The QIGI brand phones are designed by us and manufactured by EMS providers. Revenue is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.
Revenue related to game segment
(1) Wireless gaming service
We provide mobile phone game-related services to brand mobile phone manufacturers. Under these arrangements, we maintain a mobile phone web page so the brand mobile phone manufacturers’ end users can access the web page and download mobile phone games free of charge during the relevant contract period. In return, mobile phone manufactures pay us a fixed fee for the contract period, usually one year. Revenue is recognized ratably over the contract period.
(2) Motion game device
Motion game device is a PC game control device that is used in motion games. Motion game device is designed by us and manufactured by EMS providers. Revenue is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.
(3) PC on-line game related service
We generate revenue from the provision of online game services. The online games can be accessed and played by end users free of charge but the end users may choose to purchase in-game merchandise or premium features to enhance their game-playing experience using virtual currency. The end users can purchase virtual currency by making direct online payments to us or purchasing prepaid cards (“PP-Cards”). The amounts received from direct online payments are recorded initially as deferred revenues. We sell PP-Cards through distributors at a discount to the face value of the PP-Cards. We record the amounts received from distributors after deduction of sales discounts as deferred revenues.
End users are required to use access codes and passwords, either obtained from the PP-card or through direct online payment, in exchange for the face value of these cards or the amount of direct online payment to virtual currency and deposit into their personal accounts. End users consume the virtual currency by purchasing in-game merchandise or premium features online. We recognize the revenues as the in-game merchandise or premium features are consumed in the game by the end users. We calculate the amount of revenues recognized for each unit of virtual currency consumed using a weighted average method on a monthly basis by dividing the total cumulative unrecognized deferred revenues by the amount of total unconsumed virtual currency.
Any deferred revenue remaining at the time the relevant PP-Card expires, which is normally one year from the purchase of each PP-Ccard, is recognized as revenues at that time. The amount associated with the unused virtual currency, which are without any contractual expiration terms, are carried as deferred revenues indefinitely as, due to our short operating history, we are not able to reasonably estimate the amount of virtual currency which will be ultimately given up by the end users.
(4) Mobile phone game design service
We also provide mobile phone game design services to brand mobile phone manufacturers. Under this type of arrangements, we are required to design mobile phone games according to customer’s specification for a fixed price. Revenue from this type of contracts is recognized under the proportional performance method using an output measure determined by achievement of milestones which include planning documentation and testing reports.
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
We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors, including operating results, business plans and various assumptions such as projected future cash flows. Impairment of goodwill is evaluated using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
The total carrying amount of goodwill is $0.6 million as of December 31, 2009; this amount is allocated to the ODP segment. As of December 31, 2010, the total carrying amount is $1.8 million, of which $0.6 million is allocate to the ODP segment and $1.2 million is allocated to the brand name phone sales segment. For the year 2010, we performed the impairment assessment for goodwill allocated to the ODP and brand name phone sales segments. The fair values of the reporting units are substantially higher than their carrying values. Therefore, we have not recognized any impairment loss of goodwill in 2010.
To determine the fair values of the ODP segment and the brand name phone sales segment, we rely primarily on tje income approach by applying the discounted cash flow analysis. The following are critical assumptions in determining the fair values of the reporting units:
•	The revenue growth is projected at a compound annual growth rate, or CAGR, of approximately 5% for the ODP segment for the period from 2011-2015; and the CAGR is projected to be approximately 8% or brand name phone sales segment from 2011-2015.

•	In the projection period, the cost of revenues as a percentage of revenues is expected to remain stable for the ODP segment; and cost of revenues as percentage of revenue is expected to increase gradually.

•	Operating expenses, including selling and marketing expenses and general and administrative expenses, as a as percentage of sales is expected to remain stable.

•	Over the projection period, earnings before interest and tax, or EBIT margins for the ODP segment, is expected to remain stable at 11.3%; and expected EBIT margins for the brand name phone sales segment are 30.9% for 2011, 29.3% for 2012, 26.3% for 2013 and 23.1% for 2014 and 2015, respectively.

•	To maintain normal operations, capital expenditures are estimated to be around 0.4% of revenues for the ODP segment and 0.1% of revenues for the brand name phone sales segment.

•	The working capital requirement is estimated based on main accounts turnover days.

•	A perpetual growth rate after 2015 is assumed to be at 3% per year for the ODP segment and 2% per year for the brand name phone sales segment.

•	The weighted average cost of capital, or WACC, used in the analysis is 23% for ODP segment and 39.5% for brand name brand name phone sales segment.
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
To assess the reasonableness of our fair value analysis, when appropriate, we may also use market-based valuation approaches to corroborate the results of the income approach, such as performing market capitalization reconciliation and analyzing comparable companies’ trading multiples. Our overall market capitalization should reconcile, within a reasonable range, to the sum of the fair values of the reporting units. While the sum of the reporting units’ values may not equal market capitalization, the test may still indicate the reasonableness of the individual valuations of the reporting units if the difference can be adequately explained. Comparable companies’ trading multiples are compared to implied valuation multiples, and any differences should be adequately explained.
At the time of the annual impairment test date, the sum of the fair values of the reporting units was higher than our overall market capitalization. We analyzed the reasonableness of the difference by assessing several factors including recent acquisition premium in the industry, composition of our net assets and pricing trend of our shares. Based on our assessment, the difference between sum of the fair values of the reporting units and our overall market capitalization could be reasonably explained. As of the annual impairment test date, implied valuation multiples were also within the range of comparable company public trading multiples.

Impairment of long-lived assets and certain indefinite-lived intangible asset
We evaluate our long-lived assets (asset group) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets (asset group) to future undiscounted net cash flows expected to result from the use of the assets (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets (asset group), we recognize an impairment loss equal to the amount by which the carrying value of the asset (asset group) exceeds its fair value. The determination of fair value of the long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results.
In light of the deteriorating economic environment in 2008, we assessed long-lived assets and intangible assets subject to amortization for impairment at the asset group level. Assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For each asset group, we compared the sum of the expected undiscounted future cash flows from the use of the assets in each of the asset groups with the carrying amount of such assets. The expected future cash flows of each of the asset groups are based on a financial projection management used for planning purpose. When estimating the fair value of the asset, we considered “value in use” and “value in exchange.” Value in use of the asset was derived through the application of income approach discounted cash flow method, while value in exchange was derived by primarily using the cost approach as well as the market approach. According to the “high and best use” concept in the authoritative pronouncement on fair value, we used the higher of value in use or value in exchange to determine the fair value of the asset. We recorded a total of US$0.9 million impairment loss of long-lived assets in 2008.
During the years ended December 31, 2009 and 2010, there were no further impairment of long-lived assets.
In 2010, through the acquisition of Citylead, we recognized a trade name and domain name as an intangible asset with indefinite life. We review and test intangible assets with indefinite lives for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount of such assets may be impaired. Intangible assets with an indefinite life are tested for impairment by comparing the fair value with its carrying value. If the fair value is less than the carrying value of the intangible asset with indefinite life, we recognize an impairment loss equal to the difference. Fair value is generally determined using income approach. Significant estimates used in the valuation methodologies include assumptions and estimates of future cash flows, future short-term and long-term growth rates, future profitability, weighted average cost of capital and industry economic factors. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for intangible assets with an indefinite life. During the year ended December 31, 2010, there was no impairment of indefinite life intangible assets.
In 2010, Through the business acquisition of Citylead, the intangible assets with indefinite life represent trade name and domain name acquired. Intangible assets with indefinite life are not amortized but tested for impairment annually. We performed the impairment test on the indefinite life intangible for the year ended December 31, 2010, and found no impairment of indefinite life intangible assets for that year.
Senior convertible promissory notes
In 2009, our subsidiary, Leo Technology Limited, now renamed 798 Entertainment Limited, issued to the IDG Funds senior secured convertible promissory notes with a principle value of US$10 million that were issued at par less issuance costs of US$0.4 million. We recorded the convertible notes as a liability at the amount of the net proceeds of US$9.6 million. The notes included a number of embedded derivatives, principally a right to convert into shares of Leo Technology Limited or the shares of our company at the holder’s discretion. We determined that the fair value of these embedded derivatives was at the date of issuance was US$12.8 million and pursuant to the authoritative literature were required to be bifurcated from the debt and subsequently marked to market through earnings. We limited the initial allocation of the proceeds to the embedded derivatives to the amount of proceeds received with the excess of the fair value of the embedded derivatives over the proceeds received charged to expense. Hence, the debt discount has exceeded the principle amount of these notes by US$3.2 million and was recognized as a loss in our consolidated statement of operations in 2009. We accreted the residual amount (the residual amount of the debt host after deducting the embedded derivatives) to the amount due on the redemption of the debt over the life of the debt instrument assuming no conversion on redemption. In 2009 and 2010, the interest expense recognized in the income statement in respect of the amortization of the remaining debt discount were immaterial. In addition, the change in the fair value of bifurcated embedded derivatives during 2009 and 2010 (till September 2010, which was the conversion date as described below) was a loss of US$5.3 million and a gain of US$1.3 million, respectively.
The notes were subsequently converted into equity of our company pursuant to the original conversion terms in September 2010, where each investor chose to convert 62.5% of its shares of the principal amount of the notes into our ordinary shares, and the remaining 37.5% was converted into shares of 798 Entertainment Limited. We considered the authoritative literature for the conversion of convertible instrument and believed that convertible debt instrument which does not include a beneficial conversion feature, the carrying amount of the debt, including any unamortized premium or discount, shall be credited to the capital accounts upon conversion to reflect the stock issued and no gain or loss is recognized. In addition, we also considered the authoritative literature that no gain or loss would arise from the conversion of the debt instrument which does not include a beneficial conversion feature if it took place pursuant to the original conversion terms.

Accordingly, we credited the carrying amount of such notes to include any unrecognized premium or discount, unamortized issuance costs and any part of the carrying value attributable to an embedded derivative bifurcated or otherwise, to the capital accounts upon conversion to reflect the shares issued for the conversion pursuant to the original terms with no inducement and no gain or loss recognized.
Product warranty
Our product warranty relates to the provision of bug-fixing services to our designed mobile handset for a period of one to three years commencing upon the mass production of the mobile handset, and warranties to our customers on the sales of products. Accordingly, our product warranty accrual reflects management’s best estimate of probable liability under its product warranties. We determine the warranty based on historical experience and other currently available evidence.
Results of Operations
The following table sets forth a summary of our consolidated statements of operations for the periods indicated. Our business has evolved significantly since we commenced operations in July 2002. Our limited operating history makes the prediction of future operating results relatively difficult. We believe that period-to-period comparisons of operating results should not be relied upon as being indicative of future performance.
Our consolidated financial statements as of December 31, 2009 and for the year then ended have been restated, due to the correction of the accounting treatment of the senior convertible promissory notes described above. For details, see Note 3, “Restatement,” to our consolidated financial statements included in this annual report on Form 20-F and Item 5.A. “Operating and Financial Review and Prospects — Operating Results — Restatement of Previously-Issued Financial Statements.”

	For the Year Ended December 31,
		2009
	2008	(As restated)	2010
	(In thousands)
Consolidated Statement of Operations Data
Net revenues:
ODP	$208,850	$210,588	$222,549
Brand name phone sales	—	—	38,462
Game	—	488	10,866

Total net revenues	208,850	211,076	271,877

Cost of revenues:
ODP	(167,685)	(172,801)	(180,517)
Brand name phone sales	—	—	(22,066)
Game	—	(64)	(2,202)

Total cost of revenues	(167,685)	(172,865)	(204,785)

Gross profit	41,165	38,211	67,092

Operating expenses:
General and administrative	(15,553)	(9,600)	(14,626)
Research and development	(18,195)	(12,040)	(11,613)
Selling and marketing	(5,497)	(3,241)	(6,084)
Impairment of long-lived assets	(880)	—	—
Total operating expenses	(40,125)	(24,881)	(32,323)
Government subsidy income	3,081	481	159
Other operating income	2,443	—	1,109
Income from operations	6,564	13,811	36,037
Interest expense	(47)	(35)	(1)

	For the Year Ended December 31,
		2009
	2008	(As restated)	2010
	(In thousands)
Interest income	1,616	667	882
Investment income	—	—	142
Other income (expenses), net	(22)	115	(101)
Loss on issuance of convertible notes	—	(3,176)	—
Change in fair value of put option	(855)	(84)	(123)
Change in fair value of derivatives embedded in convertible notes	—	(5,270)	1,280
Income tax benefit (expenses)	93	(3,642)	(9,458)

Net income	7,349	2,386	28,658
Less: net loss (income) attributable to the noncontrolling interest	652	2,028	(818)
Net income attributable to Techfaith	$8,001	$4,414	$27,840

Comparison of the Year Ended December 31, 2009 and the Year Ended December 31, 2010
Net Revenues
Our net revenue increased by 28.8% from US$211.1 million in 2009 to US$271.9 million in 2010. The increase was attributed to the increased sales of smart phones and feature phones in ODP business and, brand name phone sales and increased revenues from our game business.
ODP business. Our net revenues from ODP increased by 5.7% from US$210.6 million in 2009 to US$222.5 million in 2010, due to the increase in sales orders of smart phones and feature phones.
ODP products revenues from our feature phones as a result of contracts for which the contract party was incorporated inside the PRC increased by 38.6% from US$66.1 million in 2009 to US$91.6 million in 2010. Product sales from our feature phone as a result of contracts for which the contract party was incorporated outside the PRC decreased significantly from US$13.5 million in 2009 to US$10.8 million in 2010, due to our business strategy to expand the domestic markets for feature phones.
ODP product revenue from our smart phones as a result of contracts for which the contract party was incorporated inside the PRC increased by 5.4% from US$104.3 million in 2009 to US$109.9 million in 2010 due to expand domestic markets for middle- and high-end smart phones. ODP revenue from our smart phones as a result of contracts for which the contract party was incorporated outside the PRC decreased by 19.0% from US$2.1 million in 2009 to US$1.7 million in 2010, due to our business strategy to continuously expand the domestic marktes for middle and high-end smart phones.
Brand name phone sales. Revenues from Brand name phone sales increased from nil in 2009 to US$38.5 million in 2010. The increase was primarily due to our having newly acquired.
Game. Revenues from game increased from US$0.5 million in 2009 to US$10.9 million in 2010. The increase was primarily due to revenue increase in mobile game services and motion game devices during 2010. We began generating income from PC online games by launching two MMORPG games during 2010 and we intend to continue our efforts to develop and launch more mobile and online games in the future. In addition, we began to generate revenues from a new product line, motion game, by selling motion game devices and mobiles. We expect game revenues to increase in the coming years.
Cost of Revenues
Cost of revenues increased by 18.4% from US$172.9 million in 2009 to US$204.8 million in 2010. The increase was attributable to the increase in cost of revenues for product sales.
ODP. Cost of revenues for ODP increased by 4.5% from US$172.8 million in 2009 to US$180.5 million in 2010, due to the increase in the volume of our sales contracts. The increase is consistent with the increase in our ODP revenues as an ODP provider..
Brand name phone sales. Cost of revenues from brand name phone sales increased from nil in 2009 to US$22.1 million in 2010. The increase was primarily due to acquisition of control over QIGI Technology in 2010.
Game. Cost of revenues from game increased from US$0.1 million in 2009 to US$2.2 million in 2010. The increase was primarily due to the fact that we began to generate revenue in the game business with two PC online games and motion game controller in 2010 and the increase revenues from mobile phone game services. During 2010, we provided some more mobile game services to certain manufacturers of branded mobile phones and continued efforts to develop and expand the online games and motion games portions of our business.

Gross Profit
Our gross profit was US$ 67.1 million in 2010, compared to US$ 38.2 million in 2009, representing gross margins of 24.7% and 18.1%, respectively. The gross margin for ODP increased from 17.9% in 2009 to 18.9% in 2010. The increase was primarily due to the fact that changes in our product mix also caused changes in gross margins for feature phone and smart phones in 2010. Gross margin for brand name phone sales was 42.6% in 2010. This high growth margin was primarily due to the fact that we started to sell middle and high-end QIGI-branded smart phones with over 40% gross margin. Revenues from ODP decreased from 99.8% of the total net revenue in 2009 to 81.9% in 2010. On the contrary, the revenues from brand name phone sales contributed 14.1% of the total net revenues in 2010. Revenue from game business increased from less than 1.0% of the total net revenue in 2009 to 4.0% in 2010. As a result of the foregoing, our gross margins increased from 18.1% in 2009 to 24.7% in 2010.
Operating Expenses
Operating expenses increased by 29.7% from US$24.9 million in 2009 to US$32.3 million in 2010. The increase was primarily due to the introduction of the brand-name phone sales business which resulted in an increase in sales and marketing expanse as well as general and administrative expenses.
General and Administrative. General and administrative expenses increased from US$9.6 million in 2009 to US$14.6 million in 2010. The increase was due primarily to a US$8.2 million bad debts provision according to our general bad debts provision policy, which was US$2.1 million in 2009.
Research and Development. Research and development expenses decreased from US$12.0 million in 2009 to US$11.6 million in 2010. The decrease was due primarily to the cost savings resulting from a decrease in material and testing fees, as the gaming business has increased significantly during the year, research and development spending has shifted from our ODP business to our game business, and less material and testing fees are required for the game business due to the nature of the business.
Selling and Marketing. Selling and marketing expenses increased by 90.6% from US$3.2 million in 2009 to US$6.1 million in 2010. The increase was due primarily to the fact that we performed large-scale sales and promotional campaigns for QIGI brand smart phones in 2010.
Government Subsidy Income
We recorded government subsidy income of US$0.5 million and US$0.2 million for the years ended December 31, 2009 and 2010, respectively.
Some local governments in PRC give subsidies to companies as an incentive to establish business in certain locales. These government subsidies are recognized as subsidy income when they are received as we do not have further obligation to earn this subsidy once received. We recorded a government subsidy income of US$0.3 million and US$0.2 million for the years ended December 31, 2009 and 2010, respectively for this type of government subsidy.
We also receive government grants as compensation of performing government-endorsed projects. The grants are refundable until we achieve certain performance measures. These government grants are recorded as a liability until earned. We recognize these grants as subsidy income once we complete the relevant projects and achieve the performance measures. We recorded a government subsidy income of US$0.2 million and nil million for the years ended December 31, 2009 and 2010, respectively for this type of government grants.
Other operating Income
We record other operating income of nil and US$1.1 million for the years ended December 31, 2009 and 2010, respectively. In 2010, primarily represented rental income received.
Interest income
Interest income increased by 28.6% from US$0.7 million in 2009 to US$0.9 million in 2010. The increase was primarily due to the fact that cash and cash equivalents increased by 52.0% from 2009 to 2010.
Other (expenses) income
Other income of US$0.1 million in 2009 primarily represented penalty income received. In 2010, we recorded a expense of US$0.1 million for the change in fair value of the contingent acquisition consideration in relation to the acquisition of Citylead in February 2010. According to share purchase agreement, if the acquired business cannot meet certain performance targets for 2010 and 2011, the selling shareholders are obliged to return certain number shares issued as consideration to Techfaith. Therefore, the selling shareholders are obligated to return previously transferred consideration, and we record the change in fair value of the contingent consideration receivable as a other income or expenses.
Loss on issuance of convertible notes
Loss on issuance of convertible notes in 2009 represented the loss recognized for the portion of the senior convertible promissory notes discounted in excess of the face value of the notes. There is no such loss recognized in 2010.

Change in fair value of put option
Change in fair value of put option were losses of US$84,000 and US$123,000 in 2009 and 2010, respectively, as a result of the increase in the fair value of certain underlying put option relating to the Techsoft business, as the actual performance of the Techsoft business did not meet the original budget and therefore, the fair value of the underlying put option was affected.
Change in fair value of derivatives embedded in convertible notes
As a result of issuance of convertible notes with embedded derivatives in 2009, we recognized a loss of US$5.3 million and a gain of US$1.3 million for the years ended December 31, 2009 and 2010, respectively, due to the change in fair value of the derivatives embedded in convertible notes of such fair value was changed in line with the fluctuation of share price of the Company throughout the period. In September 2010, the two investors have exercised their rights and converted into our ordinary shares and 798 Entertainment’s class B ordinary shares by 62.5% and 37.5% of the face value of the convertible notes, respectively. There was no such income or loss incurred since the fourth quarter of 2010.
Income tax benefit (expenses)
Income tax expense increased from US$3.6 million in 2009 to US$9.5 million in 2010 was mainly due to significant increases in our net revenues and gross profit.
Net Income Attributable to Techfaith
As a result of the cumulative effect of the foregoing factors, we incurred a net income attributable to Techfaith of US$27.8 million in 2010, as compared to a net income attributable to Techfaith of US$4.4 million in 2009.
Comparison of the Year Ended December 31, 2008 and the Year Ended December 31, 2009
Net Revenues
Our net revenue increased by 1.1% from US$208.9 million in 2008 to US$211.1 million in 2009. The increase was attributed to the increased sales of smart phones and feature phones.
ODP Business. ODP revenues include two main components-handset design and ODP products. Our net revenues from handset design decreased by 76.4% from US$19.1 million in 2008 to US$4.5 million in 2009, due to the decrease in the volume of our design contracts. The decrease was primarily due to our transformation of business model to an ODP provider as well as our recent entry into the game business, and is expected to continue.
Revenues from ODP products increased by 8.6% from US$189.7 million in 2008 to US$206.1 million in 2009. The increase was primarily due to the increase of sales orders for smart phones from our customers. In addition, 3G wireless module card was introduced in 2009 and contributed 10% of product sales revenue.
ODP product revenues from our feature phones as a result of contracts for which the contract party was incorporated inside the PRC increased by 60.4% from US$41.2 million in 2008 to US$66.1 million in 2009. ODP product revenues from our feature phone as a result of contracts for which the contract party was incorporated outside the PRC decreased significantly from US$41.1 million in 2008 to US$13.5 million in 2009, due to our business strategy to expand the domestic markets for feature phones.
ODP product revenues from our smart phones as a result of contracts for which the contract party was incorporated inside the PRC increased significantly from US$93.2 million in 2008 to US$104.3 million in 2009. ODP product revenues from our smart phones as a result of contracts for which the contract party was incorporated outside the PRC decreased by 68.7% from US$6.7 million in 2008 to US$2.1 million in 2009, due to our business strategy to continuously expand the domestic markets for middle- and high-end smart phones.
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
Cost of Revenue
Cost of revenues increased by 3.1% from US$167.7 million in 2008 to US$172.9 million in 2009. The increase was attributable to the increase in cost of revenues for ODP product revenues.
ODP Business. Cost of revenues for handset design decreased by 57.3% from US$10.3 million in 2008 to US$4.4 million in 2009, due to the decrease in the volume of our design contracts. The decrease is expected to continue due to our transformation of business model to an ODP provider as well as our recent entry into the mobile and online game business.

Cost of revenue from ODP products increased by 7.0% from US$157.4 million in 2008 to US$168.4 million in 2009. The increase was primarily due to the increase of sales orders for smart phones, feature phones and wireless modules from our customers.
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
Gross Profit
Our gross profit was US$ 38.2 million in 2009, compared to US$41.2 million in 2008, representing gross margins of 18.1% and 19.7%, respectively. Gross margin for ODP products decreased from 19.7% in 2008 to 17.9% in 2009. The decrease was mainly due to the changes in the product mix, which also caused changes in gross margins for handset design and ODP products revenues. ODP revenue from ODP products decreased from 100% of the total net revenue in 2008 to 99.8% in 2009. The slight decrease was primary due to the introduction of the new segment for game business. As a result of the foregoing, our gross margins decreased from 19.7% in 2008 to 18.1% in 2009.
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
Impairment Loss. Impairment loss was US$0.9 million in 2008, compared to $nil in 2009. The impairment loss in 2008 was incurred because the carrying amounts of certain fixed assets and intangible assets were not recoverable as they exceeded the sum of the undiscounted cash flows expected to result from the use and eventual disposition of assets; no such amount applied in 2009.
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

Other operating income
Other operating income for year ended December 31, 2008 primarily represented a gain of US$2.4 million recognised in connection with the reversal of the excess amount of accrued contribution recorded in previous years pursuant to the government-mandated defined contribution employee benefit plan upon the verification by the local government agency.
Interest income
Interest income decreased by 56.3% from US$1.6 million in 2008 to US$0.7 million in 2009. The decrease was primarily due to term deposits with an aggregate amount of RMB 50 million were matured in 2009 and thereafter, we allocated more money in savings account for operation purpose.
Other (expenses) income
Other expense of US$22,000 in 2008 represented a donation. Other income of US$115,000 in 2009 primarily represented penalty income received.
Loss on issuance of convertible notes
Loss on issuance of convertible notes in 2009 represented the loss recognized for the portion of the senior convertible promissory notes discount in excess of the face value of the notes. These is no such loss recognized in 2008.
Change in fair value of put option
Change in fair value of put option was US$855,000 in 2008 as a result of the expectation exceeding performance of the Techfaith Software (China) Limited (“Techsoft”) business underlying the put option. The fair value of the put option changed slighted by US$84,000 in 2009 because Techsoft business in 2009 was not significantly different from the expectation as of the beginning of that year.
Change in fair value of derivatives embedded in convertible notes
As a result of issuance of convertible notes with embedded derivatives in 2009, we recognized a loss of US$5.3 million for the year ended December 31, 2009 due to increase in fair value of the derivatives embedded in convertible notes of such fair value was changed in line with the fluctuation of share price of the Company throughout the period.
Income tax benefit (expenses)
Income tax benefit of US$93,000 in 2008 was resulted due to our PRC entities were still entitled to the tax exemption and preferential tax rates during the year ended December 31, 2008. Income tax expense increased to US$ 3.6 million in 2009 due to these preferential tax treatments granted to our PRC entities were expired in 2009.
Net Income Attributable to Techfaith
As a result of the cumulative effect of the foregoing factors, we incurred a net income attributable to Techfaith of US$4.4 million in 2009, as compared to a net income attributable to Techfaith of US$8.0 million in 2008.
Accounting Pronouncements Not Yet Adopted
In October 2009, the Financial Accounting Standards Board (FASB) issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. Prospective application of this new guidance for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this guidance on a retrospective basis. We are in the process of evaluating what effect the adoption of this pronouncement will have on our consolidated financial condition and results of operations.
In October 2009, the FASB issued authoritative guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. Prospective application of this new guidance for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this new guidance on a retrospective basis. We are in the process of evaluating what effect the adoption of this pronouncement will have on our consolidated financial condition and results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We are in the process of evaluating what effect the adoption of this pronouncement will have on our consolidated financial condition and results of operations.
In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee providesservices, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, and therefore should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement is for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We are in the process of evaluating what effect the adoption of this pronouncement will have on our consolidated financial condition and results of operations.
In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce that fair value of a reporting unit 101 below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.
In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.
B. Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
		2009
	2008	(As restated)	2010
	(In thousands)
Net cash provided by operating activities	$1,496	$33,241	$53,729
Net cash (used in) provided by investing activities	(11,409)	(1,146)	9,291
Net cash provided by financing activities	—	19,389	290
Effect of exchange rate changes	4,085	134	4,682
Net increase (decrease) in cash and cash equivalents	(5,828)	51,618	67,992
Cash and cash equivalents at beginning of period	84,754	78,926	130,544
Cash and cash equivalents at end of period	$78,926	$130,544	$198,536

We have financed our operations through cash generated from our operating activities and securities issuances, including our initial public offering in May 2005. As of December 31, 2010 and December 31, 2009, we had US$198.5 million and US$130.5 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and bank deposits with terms of three months or less.
To develop our game business, on June 9, 2009, our subsidiary, Leo Technology Limited, now renamed 798 Entertainment Limited, issued to certain entities affiliated with IDGVC Partners, a leading venture capital firm, senior secured convertible promissory notes with an aggregate principal amount of US$10 million, a maturity date of three years and an interest rate of 8% per annum compounded annually. At the earlier of (i) 30 months after the note issuance date if a qualified initial public offering of the note issuer has not occurred by that time, or (ii) the occurrence of an event of default, the note holders may also require the note issuer to redeem the notes in cash equal to the redemption amount plus an annual return of 20% compounded annually on the redemption amount, accrued but unpaid dividend (if any) and late charges (if any). In addition, Infiniti Capital Limited invested US$10 million cash in Leo Technology’s common equity under a definitive agreement entered in 2009. In September, 2010, according to relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the convertible note into TechFaith’s ordinary shares, and the remaining 37.5% was converted into shares of 798 Entertainment Limited. As a result of the conversion, TechFaith issued 78,814,628 of TechFaith’s ordinary shares to IDG Funds, representing approximately 9.9% of TechFaith’s total outstanding share capital immediately on September 8, 2010. As of the date of this annual report, IDG Funds have met the terms and conditions for resale under Rule 144 of the Securities Act in relation to these shares, represented by 5,254,309 ADSs, and may offer and sell such ADSs from time to time on the open market.
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
Operating Activities. Net cash provided by operating activities was US$53.7 million in 2010 as compared to US$33.2 million in 2009. The increase was mainly due to the operating profit from our ODP business and branded business. Net cash provided by operating activities increased substantially; in 2008, net cash provided by operating activities was US$1.5 million; in 2009, net cash provided by operating activities was US$33.2 million. This increase is primarily due to operating profits from our ODP business.
In connection with sales of products, our customers typically pay us a portion of the selling price before the products are delivered. We account for such prepayment as advance from customers until all the risks and rights associated with the products have been passed to our customers. Advance from customers increased from US$4.7 million in 2009 to US$7.5 million in 2010. The increase was due primarily to higher amount of prepayments paid by customers with the increase of sales of products from 2009 to 2010. Advance from customers decreased from US$5.3 million in 2008 to US$4.7 million in 2009. The decrease was primarily due to the lower amount of prepayments paid by customers despite the increase of sales of products from 2008 to 2009. In connection with our handset design services, our customers typically pay us a portion of design fees immediately after the design contract is executed. Such design fee advances received from customers are accounted for as deferred revenue and are not recognized until a pre-agreed milestone has been reached. Along with the substantial decrease of revenues from design fees from US$2.3 million in 2009 to US$1.8 million in 2010, deferred revenue decreased slightly from US$0.8 million in 2009 to US$0.3 million in 2010. The decrease was due primarily to the significant decrease of revenues from design fees and design contracts from 2008 to 2009. Deferred revenue increased from US$1.7 million in 2008 to US$0.8 million in 2009.
Our accounts receivable amounted to US$37.8 million, US$29.0 million and US$19.2 million as of December 31, 2008, 2009 and 2010, respectively. Our inventories amounted to US$37.8 million, US$22.9 million and US$17.7 million as of December 31, 2008, 2009 and 2010, respectively.
Investing Activities. Net cash used in investing activities was US$1.1 million in 2009. In 2010, the cash provided by investing activities US$9.3 million. The increase in our investing activities in 2010 was due primarily to acquire branded business and partially offset by an increase in purchase of plant, machinery and equipment. Net cash used in investing activities decreased from US$11.4 million in 2008 to US$1.1 million in 2009. The decrease in our investing activities in 2009 was due primarily to the reduced capital investment in 2009.

Financing Activities. Net cash provided by financing activities were US$19.4 million in 2009 and US$0.3 million in 2010. Net cash used by financing activities were at $nil in 2008. In 2009, we undertook the following financing activities: on June 9, 2009, our subsidiary, Leo Technology Limited, now renamed 798 Entertainment Limited, issued to certain entities affiliated with IDGVC Partners senior secured convertible promissory notes with an aggregate principal amount of US$10 million, and Infiniti Capital Limited invested US$10 million cash in the common equity of Leo Technology Limited under a definitive agreement entered into in 2009.
Our capital expenditures amounted to US$14.8 million, US$1.4 million and US$4.3 million in 2008, 2009 and 2010, respectively. Our historical capital expenditure consisted principally of purchases of software, machinery, equipment and other items related to our mobile handset design services. We incurred capital expenditures totaling approximately US$4.3 million in 2010, which primarily consisted of plant and machinery, furniture, fixtures and equipment.
Our capital expenditure plan for 2011 is US$3.1 million, which primarily consists of the purchase of license and equipment and construction of buildings in Hangzhou and Beijing.
C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company — B. Business Overview.”
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(In thousands of $)
Operating lease obligations(1)	279	279	—	—	—

Capital obligations(2)	3,106	3,106	—	—	—

Purchase obligations(3)	1,865	1,865	—	—	—

Total	5,250	5,250	—	—	—

(1)	Operating lease obligations arise from operating lease agreements principally for office spaces in China.

(2)	Capital obligations represent commitments for construction of property, purchase of plant, machinery and equipment.

(3)	Purchase obligations represent commitments under non-cancellable contracts we entered into with certain EMS providers that allow them to procure inventory required to provide the manufacturing services for our products.
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
ITEM 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Defu Dong	40	Chairman and Chief Executive Officer
Deyou Dong	36	Director and Chief Operating Officer
Jy-Ber Gilbert Lee	55	Director
Hung Hsin (Robert) Chen	65	Independent Director
Ken Lu	48	Independent Director
Ling Sui	55	Independent Director
Hui (Tom) Zhang	38	Independent Director
Yuping Ouyang	36	Chief Financial Officer
Changke He	49	Chief Technology Officer
Yibo Fang	42	Senior Vice President
Shugang Li	43	President
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

Dr. Ken Lu has been our independent director since August 2006. Dr. Lu is a founder and managing director of Seres Asset Management Limited, an investment management company focusing on the Asian equity markets. Prior to that, Dr. Lu was a managing director of APAC Capital Advisors Limited. Dr. Lu has also worked as a research analyst at a number of leading investment banks, including JP Morgan and Credit Suisse, serving as the Head of China Research at Credit Suisse from October 2001 to May 2004. Dr. Lu also serves on the boards and audit committees of AsiaInfo-Linkage, Inc., a company listed on the NASDAQ, and China Cord Blood Corporation, a company listed on the New York Stock Exchange, and Enerchina Holdings Ltd, a company listed in Hong Kong. He received his Bachelor of Science degree from Peking University in 1985, his Master of Science degree from Brigham Young University in 1988, and his Ph. D. degree in finance from the University of California, Los Angeles in 1998.
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
The business address of our directors and executive officers is c/o China Techfaith Wireless Communication Technology Limited, Tower C, No. 5, Rongchang East Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, People’s Republic of China.

B. Compensation of Directors and Executive Officers
In 2010, the aggregate cash compensation and benefits that we paid to our executive officers, including all the directors, was approximately US$0.15 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. We provided $0.02 million for executive pension and retirement benefits in 2010 as required by PRC law.
Share Incentives
In 2005, our board of directors and our shareholders approved a 2005 share incentive plan, or the 2005 plan, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. A total of 40,000,000 ordinary shares have been reserved for issuance under the 2005 plan, under which 1,931,636 options and 644,090 non-vested shares were issued as of May 23, 2011. Our future grants of share incentives will be made pursuant to the 2005 plan.
The following table summarizes, as of December 31, 2010, the basic terms of the outstanding options granted under the 2005 plan to our directors and senior executive officers.

		Exercise
	Ordinary Shares Underlying	Price	Date of	Date of
	Options Granted	(US$/Share)	Grant	Expiration
Jy-Ber Gilbert Lee	131,636	1.083	August 13, 2005	August 13, 2015
Total	131,636
On April 21, 2011, we granted 1,500,000 options to directors named below. The following table summarizes the basic terms of these grants:

	Number of Ordinary Shares
	Underlying the Options Granted, as	Price		Vesting
	of the Date of Grant	(US$/Share)	Date of Grant	Schedule
Hung Hsin (Robert) Chen	300,000	0.272	April 21,2011	(1)
Jy-Ber Gilbert Lee	300,000	0.272	April 21,2011	(1)
Hui (Tom) Zhang	300,000	0.272	April 21,2011	(1)
Ken Lu	300,000	0.272	April 21,2011	(1)
Sui Ling	300,000	0.272	April 21,2011	(1)

Total	1,500,000

As of May 23, 2011, under the 2005 plan, a total of 1,931,636 options had been granted to our directors and senior executive officers.

(1)	50% of the shares subject to the option vested immediately on the grant date and remaining 50% will be vested on April 21, 2012. As of May 23,2011, the any vested options have not been exercised yet.

The following table summarizes, as of May 23, 2011, the nonvested shares granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan.

	Number of Ordinary Shares
	Underlying the Nonvested Shares	Price	Date of	Vesting
	Granted, as of the Date of Grant	(US$/Share)	Grant	Schedule
Hung Hsin (Robert) Chen	65,818	—	August 12, 2006	(1)
Ying Han	65,818	—	August 12, 2006	(2)
Hui (Tom) Zhang	65,818	—	August 12, 2006	(2)
Ken Lu	65,818	—	November 11, 2006	(3)
Sui Ling	65,818	—	August 11, 2007	(4)

Total	329,090

(1)	100% of the shares vested immediately on the grant date.

(2)	50% of the nonvested shares vested immediately on the grant date, and the remaining 50% of the nonvested shares vested on April 1, 2007.

(3)	50% of the nonvested shares vested immediately on the grant date, and the remaining 50% of the nonvested shares vested on November 1, 2007.

(4)	One quarter of the nonvested shares vested immediately on the grant date, and the remaining three quarters vested on August 12, 2008, 2009 and 2010 averagely.
The following paragraphs describe the principal terms of the 2005 plan.
Types of Awards. We may grant the following types of awards under our 2005 plan:
•	our ordinary shares;

•	options to purchase our ordinary shares;

•	nonvested shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;

•	nonvested share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;

•	share appreciation rights, which provide for the payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.
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
C. Board Practices
In 2010, our directors held four meetings. Each director participated in all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The NASDAQ Stock Market, Inc. Marketplace Rules, or the NASDAQ Rules.
Committees of the Board of Directors
Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope of the annual audits, the fees paid to our independent auditors, the results of our annual audits, compliance with our accounting and financial policies and management’s procedures, policies relating to the adequacy of our internal accounting controls and pre-approval of non-audit services rendered to us by our independent auditors. In 2010, our audit committee held four meetings.
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
D. Employees
As of December 31, 2010, we had 471 employees, including 318 in research and development and supportive function, 84 in selling and marketing and 69 in management and administration.
E. Share Ownership
As of December 31, 2010 and May 23, 2011, 794,003,193 ordinary shares and 794,003,193 ordinary shares, respectively, of our company were outstanding, excluding shares issuable upon exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of May 23, 2011, approximately 50.3% of the issued and outstanding shares were held by three record shareholders in the United States, including 26,645,026 ADSs held by our ADS depositary.
The following table sets forth information with respect to our directors and executive officers’ beneficial ownership of our ordinary shares as of May 23, 2011, to the extent such ownership exists.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Directors and Executive Officers:
Defu Dong (3)	253,195,000	31.89%
Jy-Ber Gilbert Lee (4)	131,636	*
Hung Hsin (Robert) Chen (5)	65,818	*
Hui (Tom) Zhang (6)	65,818	*
Ken Lu (7)	65,818	*
Sui Ling (8)	65,818	*

All directors and executive officers as a group (9	253,589,908	31.94%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 794,003,193 being the number of ordinary shares outstanding as of May 23, 2011 and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after May 23, 2011, or the number of nonvested shares held by such person or group, if any, that will fully vest within 60 days after May 23, 2011, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after May 23, 2011 by option or other agreement.

(3)	Includes 165,750,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust, and 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust. Mr. Defu Dong is the sole director of each of Oasis Land Limited and Helio Glaze Limited, with the sole power to vote on behalf of Oasis Land Limited and Helio Glaze Limited on all matters of Techfaith requiring shareholder approval. In December 2010 and March 2011, Mr. Defu Dong repurchased 263,000 ADSs representing 3,945,000 ordinary shares through Oasis Land Limited. The business address for Mr. Defu Dong is Building 1, No. 13, YongChang North Road, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, People’s Republic of China.

(4)	Includes 131,636 ordinary shares that were issuable upon exercise of options exercisable within 60 days after May 23, 2011 held by Mr. Lee.

(5)	Includes 65,818 nonvested shares that were granted to Robert Chen on August 12, 2006; the previous granted 131,636 share options were cancelled accordingly;

(6)	Includes 65,818 nonvested shares that were granted to Hui (Tom) Zhang on August 12, 2006;

(7)	Includes 65,818 nonvested shares that were granted to Ken Lu on November 11, 2006;

(8)	Includes 65,818 nonvested shares that were granted to Sui Ling on August 11, 2007;

(9)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Defu Dong, Jy-Ber Gilbert Lee, Hung Hsin (Robert) Chen, Sui Ling, Hui (Tom) Zhang, and Ken Lu.
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of May 23, 2011, by our other principal shareholder.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Other Principal Shareholders:

IDGVC Partners (3)	78,814,628	9.93%
Active Century Holdings Limited(4)	65,934,066	8.3%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 794,003,193 being the number of ordinary shares outstanding as of May 23, 2011 and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after May 23, 2011 or the number of nonvested shares held by such person or group, if any, that will fully vest within 60 days after May 23, 2011 or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after May 23, 2011 by option or through any other agreement.

(3)	On June 9, 2009, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to IDG Funds, affiliates of IDGVC Partners, a leading venture capital firm. The notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. According to the relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the notes into TechFaith’s ordinary shares, and the remaining 37.5% was converted into shares of 798 Entertainment Limited. As a result of the conversion, TechFaith issued 78,814,628 of TechFaith’s ordinary shares to IDG Funds on September 8, 2010. Following this conversion, the IDG Funds exercised their registration rights under the notes. represented by 5,254,309 ADSs outstanding on a fully diluted basis.

(4)	In January 2010, we entered into an agreement to obtain control of QIGI Technology in a stock-plus-cash transaction valued at approximately US$13.1 million; the consideration for this transaction is 65,934,066 of our ordinary shares, which share number is subject to an earnings adjustment pending the audited net profit of QIGI Technology for the years 2010 and 2011.
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
In 2010, we sold raw materials to Techfaith Technology for US$0.8 million and purchased products from Techfaith Technology for US$10.7 million. In 2010, we also purchased raw materials from De Ming for US$0.1 million.
As of December 31, 2010, amounts due from related parties are as follows:

	Year ended December 31,
	2009	2010
	(In thousands of US$)
Techfaith Technology	$9,941	$8,061

As of December 31, 2010, amounts due to related parties are as follows:

	Year ended December 31,
	2009	2010
	(In thousands of US$)
Techfaith Technology	$7	$14

De Ming	$259	$32

Total	$266	$46

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
For 2010, the trading price of our ADSs on the NASDAQ ranged from $1.91 to $4.34 per ADS.
The following table provides the high and low trading prices for our ADSs on the NASDAQ for (1) the years 2005, 2006, 2007, 2008 and 2009; (2) the first quarter in 2010, all quarters in 2008 and 2009; and (3) each of the past six months.

	Sales Price
	High	Low
Annual High and Low
2005	19.88	7.8
2006	18.00	6.58
2007	11.13	4.01
2008	6.98	0.71
2009	3.93	1.11
2010	4.34	1.91

Quarterly Highs and Lows
First Quarter 2008	6.79	3.40
Second Quarter 2008	6.98	4.00
Third Quarter 2008	4.60	0.85
Fourth Quarter 2008	1.33	0.71
First Quarter 2009	1.94	1.11
Second Quarter 2009	2.69	1.31
Third Quarter 2009	3.85	1.95
Fourth Quarter 2009	3.93	2.88
First Quarter 2010	3.65	2.58
Second Quarter 2010	2.98	1.91
Third Quarter 2010	3.70	2.49
Fourth Quarter 2010	4.34	3.46

Monthly Highs and Lows
November 2010	4.34	3.80
December 2010	4.30	3.66
January 2011	4.69	3.99
February 2011	4.47	3.85
March 2011	4.78	3.95
April 2011	4.73	3.75
May 2011 (through May 23, 2011)	6.96	4.72
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
C. Material Contracts
1. Share Purchase Agreement dated January 1, and January 4, 2010, among Active Century Holdings Limited (“Active Century”), Citylead Limited (“Citylead”) Techfaith, QIGI&BODEE Technology Limited, QIGI Technology and certain persons listed therein.
On January 1, 2010, Techfaith and Citylead signed a share purchase agreement. According to the purchase agreement Techfaith purchased four Class B ordinary shares of Citylead at the price of US$125,000 per share for an aggregate purchase price of US$500,000. Techfaith then holds 4% of the outstanding shares of Citylead.
On January 4, 2010, Techfaith and Active Century entered into a share purchase agreement. Subject to the terms and conditions of this agreement, Active Century sold 96 ordinary shares of Citylead, representing 96% of the equity interests in Active Century, to Techfaith. As consideration, Techfaith would issue 65,934,066 of its own ordinary shares, each with par value US$0.00002, to Active Century. Active Century undertook to return a certain number of Techfaith’s ordinary shares if the QIGI Technology’s 2010 and 2011 performance cannot meet certain performance target.
2. Shareholders Agreement among Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and Beijing E-town International Investment and Development Co Ltd (“BEIID”)
In April 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and BEIID entered into an agreement to establish a subsidiary to develop a 10 million-unit capacity smartphone and feature phone production line in the Beijing Economic and Technological Development Area.
(1)	The registered capital of the newly established subsidiary is RMB500 million. Techfaith Hangzhou will invest RMB 245 million and hold 49% share interest; Techfaith Intelligent Handset Beijing will invest by contributing land use right valued at approximately RMB 55 million and hold 11% share interest; BEIID will invest RMB 200 million and hold 40% share interest. All the capital injection shall be paid in four installments and be completed on or before April 30, 2013.
(2)	The board of the subsidiary consists of five members, of which two are nominated by Techfaith Hangzhou, one is nominated by Techfaith Intelligent Handset Beijing, and the other two are nominated by BEIID. Each board decision will be passed by approval from a simple majority (more than 50% of the board members). Any decision to invest more than RMB 4 million or any guaranttee, loan and assets disposal (through transfer or donation) to one beneficiary in a fiscal year would require approval from two-thirds of the board. There are two supervisors, to be nominated by each of Techfaith Intelligent Handset Beijing and BEIID and to be approved by shareholders.
(3)	Profit distribution shall be approved by shareholders for each financial year according to such shareholders’ share percentage in the newly established subsidiary.

3. Agreement between Techfaith Wireless Technology Group Limited (“Techfaith BVI”) and the Administration Committee of Shenyang PuHe New Town (“PuHe”)
In May 2011, Techfaith BVI and PuHe entered into an agreement to establish a subsidiary which would focus on mobile phone research and production.
The registered capital of the newly established subsidiary was set at RMB 240 million. Techfaith BVI will invest RMB 200 million and hold 83.3% share interest in the subsidiary. PuHe will invest RMB 40 million and hold 16.7% share interest. The registered capital would be made in two installments over the course of two years.
In addition, PuHe also agreed to provide a government subsidy of RMB 10 million for the acquisition of fixed assets, with certain conditions attached.
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
Cayman Islands Taxation
According to our Cayman Islands counsel, Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based upon United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.
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
Passive Foreign Investment Company
Due to the price of our ADSs and ordinary shares during 2010 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that for our taxable year ended December 31, 2010, it is likely that we were classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
The total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares. Because of our share value during 2010 and our retention of a significant amount of cash, more than 50% of the value of our assets during 2010 may be viewed as passive for purposes of the asset test and, as a result we may have been a PFIC during 2010.
We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we expect that we will very likely be a PFIC for our current taxable year ending December 31, 2011 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are a PFIC for any year during which you hold ADS or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, you ADSs or shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC unless we subsequently became a PFIC. The rules dealing with deemed sale elections are very complex. You are strongly encouraged to consult your tax advisor about the deemed sale election with regard to our company and subsidiaries.
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
The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the NASDAQ, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you. If any of our subsidiaries are or become PFICs, the mark-to-market election will likely not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.
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
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed above, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, a U.S. Holder should assume distributions will be reported as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to non-corporate U.S. Holders (including individuals) for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed above) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NASDAQ will be considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your United States federal income tax liability.

Taxation of Disposition of Shares
Subject to the passive foreign investment company rules discussed above, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the U.S.-PRC treaty may elect to treat the gain as PRC source income. U.S. Holders are advised to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
Information Reporting and Backup Withholding
The United States tax compliance rules impose reporting requirements on certain United States investors in connection with holding interests of a non-United States company, including our ADSs or ordinary shares, either directly or through a “foreign financial institution”. These rules also impose penalties if an individual U.S. Holder is required to submit such information to the United States Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders are advised to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.
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
We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.
I. Subsidiary Information
For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk. Our risk exposure from changes in interest rates relates primarily to the interest income generated by excess cash invested in short-term bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical 0.5 percentage point decrease in interest rates would have resulted in a decrease of approximately US$0.9 million in our interest income for the year ended December 31, 2010.
Foreign Exchange Risk. Substantially all of our revenues and substantially all our cost of revenues are denominated in RMB, with an immaterial portion of our cost of revenues denominated in the U.S. dollar, for which we have not incurred any material foreign exchange gains or losses.
The value of your investment in our ADSs may be affected by the foreign exchange rate between U.S. dollars and RMB, even though we use the U.S. dollar as our functional and reporting currency, because most of our expenses are denominated in RMB and the functional currency of our PRC subsidiaries is the RMB while the ADSs will be traded in U.S. dollars.
The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2010, we had RMB-denominated cash balances of RMB1,188.2 million and U.S. dollar-denominated cash balances of $18.4 million. Assuming we had converted the RMB-denominated cash balance of RMB1,188.2 million into U.S. dollars at the exchange rate of $1.00 for RMB6.6000 as of December 31, 2010, this cash balance would have been $180.0 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $178.2 million.
Inflation Risk. Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
ITEM 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay
The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2010, we were entitled to receive US$57,019.72 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility. This amount has been paid as of the date of this annual report.

PART II
ITEM 13. Defaults, Dividend Arrearages and Delinquencies
Not Applicable.
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not Applicable.
ITEM 15. Controls and Procedures
Disclosure Controls and Procedures
Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Our management has concluded that our disclosure controls and procedures as of the end of the period ended December 31, 2010 were ineffective because of the material weakness in our internal control over financial reporting described below.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2010 using criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2010 due to the material weakness identified related to the accounting personnel within our financial accounting and reporting departments not having sufficient U.S. GAAP knowledge and experience to handle the accounting of complex and non-recurring transactions.
We have reported the material weaknesses to our audit committee and proposed an action plan for the audit committee’s approval in order to remediate the weakness. The steps we have planned to take include:
(1)	the CFO to apply to become a member of Certified Public Accountant association in the U.S.;
(2)	to provide ongoing training on U.S. GAAP and SEC regulations for our senior accounting and financial personnel to improve the capability of handling complex and non-recurring transaction; and
(3)	to recruit additional financial personnel who have sufficient relevant education and experience in U.S. GAAP, including those who are Certified Public Accountants in the U.S., and to consult external qualified consultant when there are complex non-recurring and complex transactions.
Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. The attestation report appears below:
Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
China Techfaith Wireless Communication Technology Limited

We have audited China Techfaith Wireless Communication Technology Limited (the “Company”), its subsidiaries, variable interest entities and variable interest entity’s subsidiary’s (collectively the “Group”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness has been identified and included in management’s assessment was related to the accounting personnel within the financial accounting and reporting departments of the Group not having sufficient U.S. GAAP knowledge and experience in handling the accounting of complex and non-recurring transactions. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010, of the Group and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010, of the Group and our report dated May 24, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 24, 2011
Changes in internal control over financial reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

	For the Year Ended December 31,
	2009	2010
	(In thousands of US$)
Audit fees (1)	942	1,000
Audit-related fees	—	200
Tax fees (2)	18	5
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the purpose of the filing of the Form F-3 and related audit of our subsidiaries.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
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
Issuer Repurchases in the Years Ended December 31, 2008, 2009 and 2010

Maximum
Number (or
Approximate
			Total	Dollar
			Number of	Value) of
			ADSs	ADSs that
			Purchased as	May
	(a) Total	Average	Part of	Yet be
	Number of	Price Paid	Publicly	Purchased
	ADSs	Per	Announced	Under
Period	Purchased	ADS	Program(1)	the Program
December 2009	61,200	3.2191	61,200	$9,802,991

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

Exhibit
Number	Document

2.6
Investor Rights Agreement dated June 9, 2009 among the Registrant, Leo Technology Limited, now renamed 798 Entertainment Limited, affiliates of IDGVC Partners, Infiniti Capital Limited and other parties thereto (incorporated by reference to Exhibit 2.6 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May  19, 2010).

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

4.12
Contract for Purchase of Building dated March 23, 2006 between Beijing Electronics City Co., Ltd. and Techfaith Intelligent Handset Technology (Beijing) Limited (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.13 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 29, 2006).

4.13
Construction Contract dated February 11, 2007 between Techfaith Wireless Communication Technology (Hangzhou) Limited and Hangzhou Jiang Qian Construction Engineering Co., Ltd. (incorporated by reference to Exhibit 4.14 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 29, 2007.

Exhibit
Number		Document

4.14	*
Share Purchase Agreement dated January 1, 2010 between Active Century Holdings Limited, Citylead Limited, the Registrant, QIGI&BODEE Technology Limited, QIGI& BODEE Technology (Beijing) Co., Ltd. and certain persons listed therein.

4.15	*
Share Purchase Agreement dated January 4, 2010 between Active Century Holdings Limited, Citylead Limited, the Registrant, QIGI&BODEE Technology Limited, QIGI& BODEE Technology (Beijing) Co., Ltd. and certain persons listed therein.

4.16	*
Shareholders’ Agreement dated April 22, 2011 between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd. (English translation of the Chinese language document).

4.17	*	Agreement dated May 10, 2011 between Techfaith BVI and the Administration Committee of Shenyang Puhe New Town (“PuHe”) (English translation of the Chinese language document).

8.1	*	Subsidiaries of the Registrant.

11.1
Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 25, 2009).

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	*	Consent of Maples and Calder.

15.2	*	Consent of Guan Teng Law Firm.

*	Filed with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
By:	/s/ Defu Dong
	Name:	Defu Dong
	Title:	Chief Executive Officer
Date: May 24, 2011

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
Report of Independent Registered
Public Accounting Firm and
Consolidated Financial Statements
For the years ended December 31, 2008, 2009 and 2010

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited, its subsidiaries, variable interest entities and variable interest entity’s subsidiary (collectively the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010, and related financial statement schedule included in Schedule 1. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 3 to the consolidated financial statements, the accompanying 2009 financial statements have been restated in relation to the accounting for the issuance of convertible notes in 2009.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 24, 2011 expressed an adverse opinion on the Group’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 24, 2011

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2009	2010
	(As restated)
ASSETS

Current assets:
Cash and cash equivalents	$130,544	$198,536
Accounts receivable, net of allowances of $9,151 and $13,133 as of December 31, 2009 and 2010, respectively	28,992	19,241
Amount due from a related party	9,941	8,061
Inventories	22,937	17,745
Prepaid expenses and other current assets	12,420	7,997
Deferred tax assets-current	—	163

Total current assets	204,834	251,743

Plant, machinery and equipment, net	44,582	44,408
Acquired intangible assets, net	645	2,799
Other asset	—	3,155
Goodwill	606	1,848

TOTAL ASSETS	$250,667	$303,953

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China TechfaithWireless Communication Technology Limited, $30 and $nil as of December 31, 2009 and 2010, respectively)	$10,514	$7,819
Amounts due to related parties	266	46
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $223 and $1,272 as of December 31, 2009 and 2010, respectively)	10,026	13,815
Advance from customers (including advance from customers of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $178 and $339 as of December 31, 2009 and 2010, respectively)	4,720	7,450
Deferred revenue	755	291
Income tax payable (including income tax payable of consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $25 and $1,282 as of December 31, 2009 and 2010, respectively)	1,162	3,175
Put option liability	1,257	1,380

Total current liabilities	28,700	33,976

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED BALANCE SHEETS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2009	2010
	(As restated)

Deferred tax liability-non-current	—	140
Long-term loan	—	290
Convertible notes and embedded derivatives	18,029	—

Total liabilities	46,729	34,406

Commitments (Note 24)

Equity:
Ordinary shares of par value $0.00002:
(50,000,000,000,000 shares authorized; shares issued and outstanding, 650,156,045 and 794,003,193, including 918,000 and nil held as treasury stock, as of December 31, 2009 and 2010, respectively)	13	16
Additional paid-in capital	113,657	139,495
Treasury stock, at cost (918,000 and nil shares as of December 31, 2009 and 2010, respectively)	(199)	—
Accumulated other comprehensive income	23,863	31,098
Statutory reserve	10,993	16,679
Retained earnings	53,943	76,097

Total China Techfaith Wireless Communication Technology Limited shareholders’ equity	202,270	263,385

Noncontrolling interests	1,668	6,162

Total equity	203,938	269,547

TOTAL LIABILITIES AND EQUITY	$250,667	$303,953

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2008	2009	2010
		(As restated)
Revenues:
ODP	$208,850	$210,588	$222,549
Brand name phone sales	—	—	38,462
Game	—	488	10,866

Total net revenues	208,850	211,076	271,877

Cost of revenues:
ODP	(167,685)	(172,801)	(180,517)
Brand name phone sales	—	—	(22,066)
Game	—	(64)	(2,202)

Total cost of revenues	(167,685)	(172,865)	(204,785)

Gross profit	41,165	38,211	67,092

Operating expenses:
General and administrative	(15,553)	(9,600)	(14,626)
Research and development	(18,195)	(12,040)	(11,613)
Selling and marketing	(5,497)	(3,241)	(6,084)
Impairment of long-lived assets	(880)	—	—

Total operating expenses	(40,125)	(24,881)	(32,323)

Government subsidy income	3,081	481	159
Other operating income	2,443	—	1,109

Income from operations	6,564	13,811	36,037

Interest expenses	(47)	(35)	(1)
Interest income	1,616	667	882
Investment income	—	—	142
Loss on issuance of convertible notes	—	(3,176)	—
Other income (expenses), net	(22)	115	(101)
Change in fair value of derivatives embedded in convertible notes	—	(5,270)	1,280
Change in fair value of put option	(855)	(84)	(123)

Income before income taxes	7,256	6,028	38,116
Income tax benefit (expenses)	93	(3,642)	(9,458)

Net income	7,349	2,386	28,658
Less: Net (income) loss attributable to noncontrolling interests	652	2,028	(818)

Net income attributable to China Techfaith Wireless Communication Technology Limited	$8,001	$4,414	$27,840

Net income per share attributable to China Techfaith Wireless Communication Technology Limited:
Basic	$0.01	$0.01	$0.04

Diluted	$0.01	$0.01	$0.03

Weighted average shares used in computation:
Basic	649,972,306	650,057,866	732,784,822

Diluted	650,062,312	720,889,120	795,843,605

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

								Equity attributable to
					Accumulated			China Techfaith Wireless
			Additional		other			Communication			Com-
	Ordinary shares		paid-in	Treasury	comprehensive	Statutory	Retained	Technology Limited	Noncontrolling	Total	prehensive
	Number	Amount	capital	stock	income	reserve	earnings	Shareholders	Interests	equity	income

Balance at January 1, 2008	649,913,136	$13	$110,327	$(4,628)	$13,629	$6,813	$45,708	$171,862	$1,807	$173,669
Cancellation of treasury stock	—	—	(4,628)	4,628	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	10,466	—	—	10,466	185	10,651	$10,651
Share-based compensation	121,454	—	147	—	—	—	—	147	—	147
Net income	—	—	—	—	—	—	8,001	8,001	(652)	7,349	7,349
Provision for statutory reserve	—	—	—	—	—	1,729	(1,729)	—	—	—

Balance at December 31, 2008	650,034,590	13	105,846	—	24,095	8,542	51,980	190,476	1,340	191,816	$18,000

Repurchase of ordinary shares	—	—	—	(199)	—	—	—	(199)	—	(199)
Foreign currency translation adjustments	—	—	—	—	77	—	—	77	—	77	$77
Share-based compensation	121,455	—	20	—	—	—	—	20	—	20
Net income (as restated)	—	—	—	—	—	—	4,414	4,414	(2,028)	2,386	2,386
Provision for statutory reserve	—	—	—	—	—	2,451	(2,451)	—	—	—
Capital contribution by a noncontrolling shareholder	—	—	7,791	—	(309)	—	—	7,482	2,356	9,838

Balance at December 31, 2009 (as restated)	650,156,045	13	113,657	(199)	23,863	10,993	53,943	202,270	1,668	203,938	$2,463

Issue of ordinary shares for acquisition of Citylead	65,934,066	1	12,834	—	—	—	—	12,835	—	12,835
Cancellation of treasury stock	(918,000)	—	(199)	199	—	—	—	—	—	—
Conversion of convertible notes	78,814,628	2	13,202	—	—	—	—	13,204	3,546	16,750
Foreign currency translation adjustments	—	—	—	—	7,235	—	—	7,235	130	7,365	$7,365
Share-based compensation	16,454	—	1	—	—	—	—	1	—	1
Net income	—	—	—	—	—	—	27,840	27,840	818	28,658	28,658
Provision for statutory reserve	—	—	—	—	—	5,686	(5,686)	—	—	—

Balance at December 31, 2010	794,003,193	$16	$139,495	$—	$31,098	$16,679	$76,097	$263,385	$6,162	$269,547	$36,023

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2008	2009	2010
	(As restated)
Operating activities:
Net income	$7,349	$2,386	$28,658
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (gain) on disposal of plant, machinery and equipment	73	125	(479)
Impairment of long-lived assets	880	—	—
Amortization of acquired intangible assets	794	377	616
Inventory provision	648	409	2,186
Warranty provision	1,067	365	341
Bad debts expense	2,996	2,081	8,204
Depreciation of plant, machinery and equipment	6,103	4,213	2,769
Change in fair value of put option	855	84	123
Share-based compensation	147	20	1
Change in fair value of derivatives associated with convertible notes	—	5,270	(1,280)
Amortization of convertible notes interest	—	—	1
Loss on issuance of convertible notes	—	3,176	—
Changes in operating assets and liabilities:
Accounts receivable	(1,536)	2,385	(3,356)
Notes receivable	4,212	85	—
Inventories	15,877	14,417	5,104
Prepaid expenses and other current assets	(4,836)	(2,498)	8,927
Deferred tax assets	129	132	(163)
Deferred tax liability	—	—	(30)
Accounts payable	(27,747)	1,140	(2,915)
Accrued expenses and other current liabilities	(3,198)	(406)	743
Advance from customers	(2,423)	(540)	2,730
Deferred revenue	106	(993)	(464)
Income tax payable	—	1,013	2,013

Net cash provided by operating activities	1,496	33,241	53,729

Investing activities:
Purchase of plant, machinery and equipment	(13,389)	(865)	(3,888)
Proceeds from sale of plant, machinery and equipment	116	47	57
Purchase of intangible assets	(1,364)	(490)	(334)
Cash acquired from business acquisition of Citylead, net of cash consideration paid of $500	—	—	10,683
Deposit received for disposal of other asset	—	—	2,773
Decrease in restricted cash	3,228	162	—

Net cash (used in) provided by investing activities	(11,409)	(1,146)	9,291

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2008	2009	2010
	(As restated)
Financing activities:
Capital contribution by a noncontrolling shareholder	—	9,838	—
Proceeds from issuance of convertible notes, net of issuance cost paid of $250	—	9,750	—
Proceeds from long-term borrowing	—	—	290
Repurchase of ordinary shares	—	(199)	—

Net cash provided by financing activities	—	19,389	290

Effect of exchange rate changes on cash and cash equivalents	4,085	134	4,682
Net increase (decrease) in cash and cash equivalents	(5,828)	51,618	67,992
Cash and cash equivalents at the beginning of the year	84,754	78,926	130,544

Cash and cash equivalents at the end of the year	$78,926	$130,544	$198,536

Supplemental cash flow information:
Cash paid during the year for:
Interest expenses	$26	$25	$26

Income taxes	$36	$2,499	$7,860

Non-cash investing and financing activities:
Share consideration issued in connection with the acquisition of Citylead (Note 4)	$—	$—	$12,835

Conversion of the convertible notes (Note 17)	$—	$—	$16,750

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
China Techfaith Wireless Communication Technology Limited (the “Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries, variable interest entities (the “VIEs”) and VIE’s subsidiary include the following as of December 31, 2010:

	Date of	Place of	Percentage of
Subsidiaries	incorporation/acquisition	incorporation	legal ownership

Techfaith Wireless Communication Technology	July 26, 2002	People’s Republic of China	100%
(Beijing) Limited (“Techfaith China”)		(the “PRC”)

Techfaith Wireless Technology Group Limited	July 8, 2003	British Virgin Islands	100%
(“Techfaith BVI”) (formerly known as Techfaith		(the “BVI”)
Wireless Communication Technology Limited)

Great Earnest Technology Limited (“Great Earnest”)	August 8, 2003	BVI	100%

One Net Entertainment Limited (“One Net”)	September 5, 2003	PRC	67.8%
(formerly known as Techfaith Interactive Technology (Beijing) Limited)

798 Entertainment Limited (“798 Entertainment”)	October 15, 2003	BVI	67.8%
(formerly known as Leo Technology Limited)

Tecface Communication Technology (Beijing) Limited (“Tecface Technology”) (formerly known as STEP Technologies (Beijing) Co., Ltd.)	November 20, 2003	PRC	100%

Techfaith Intelligent Handset Technology (Hong Kong) Limited (“Techfaith HK”) (formerly known as First Achieve Technology Ltd.)	December 29, 2003	Hong Kong	100%

Finest Technology Limited (“Finest Technology”)	January 8, 2004	BVI	100%

Techfaith Wireless Communication Technology	March 22, 2004	PRC	100%
(Shanghai) Limited (“Techfaith Shanghai”)

Infoexcel Technology Limited (“Infoexcel Technology”)	April 18, 2005	BVI	100%

Boost Time Limited (“Boost Time”)	August 25, 2005	BVI	100%

Techfaith Intelligent Handset Technology	August 25, 2005	PRC	100%
(Shenzhen) Limited (“Techfaith Shenzhen”)

Techfaith Intelligent Handset Technology (Beijing)	September 9, 2005	PRC	100%
Limited (“Techfaith Intelligent Handset Beijing”)

Charm Faith Limited (“Charm Faith”)	November 21, 2005	BVI	100%

Techfaith Wireless Communication Technology	April 24, 2006	PRC	100%
(Hangzhou) Limited (“Techfaith Hangzhou”)

Fair Nice Technology Limited (“Fair Nice”)	February 26, 2007	BVI	100%

Techfaith Wireless Communication Technology (Shenyang) Limited (“Techfaith Shenyang”)	March 27, 2007	PRC	100%

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

	Date of	Place of	Percentage of
Subsidiaries	incorporation/acquisition	incorporation	legal ownership

Techfaith Wireless Technology (HK) Limited	December 10, 2008	Hong Kong	100%
(“Technology HK”)

Media Chance Limited (“Media Chance”)	August 13, 2009	Hong Kong	51%

Time Spring Limited (“Time Spring”)	October 28, 2009	BVI	51%

UU Internet Technology (Shenyang) Limited	November 26, 2009	PRC	67.8%
(“UU Shenyang”)

Glomate Mobile (Beijing) Co., Ltd. (“Glomate”)	January 5, 2010	PRC	51%

Citylead Limited (“Citylead”)	February 10, 2010	BVI	100%

QIGI&BODEE Technology Limited (“QIGI HK”)	February 10, 2010	Hong Kong	100%

QIGI&BODEE International Technology (Beijing) Limited (“QIGI International”)	February 10, 2010	PRC	100%

VIEs and VIE’s subsidiary

Techfaith Software (China) Holding Limited	March 17, 2006	Cayman Islands	70%
(“TechSoft Holding”)

Techfaith Software (China) Limited (“TechSoft”)	May 26, 2006	PRC	70%

Beijing Techfaith Interactive Internet Technology	May 14, 2009	PRC	nil
Limited (“Techfaith Interactive”)

QIGI&BODEE Technology (Beijing) Co., Ltd. (“QIGI Technology”)	February 10, 2010	PRC	nil
The Company and all of its subsidiaries, VIEs and VIE’s subsidiary are collectively referred to as the “Group”.
In 2006, the Group started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers for sales to mobile handset brand owners and electronic products wholesale distributors. Since 2008, the Group generated the majority of its revenue from sales of products. In 2009, the Group started generating revenue from mobile game design and other related services. In 2010, the Group acquired Citylead with its subsidiaries and VIE (the “Citylead Group”) and started to sell mobile phones under “QIGI” brand, and in the same year, the group launched its PC on-line games for revenue operation.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

Variable interest entities

TechSoft Holding
In March 2006, the Group entered into Series A Preferred Shares Purchase and Sell Agreement (“the Agreement”) with QUALCOMM Incorporated (“QUALCOMM”) to establish a 70%-owned subsidiary, TechSoft Holding, which engaged in the business of developing software applications for wireless communication devices. The Group and QUALCOMM subscribed 70% and 30% of the issued Series A preferred shares of TechSoft Holding, respectively. QUALCOMM is granted the right to, upon the occurrence of certain conditions, require the Group to purchase back any or all of its Series A Preferred Shares (“Put Option”); and the right to, upon the occurrence of certain conditions, purchase any or all of the Series A Preferred Shares held by the Group at the price and on the terms pre-defined (“Call Option”). The terms in the Agreement give QUALCOMM the unconditional right to exercise the Put Option at its discretion, and the Group is expected to absorb the expected losses of TechSoft Holding. Accordingly, the Group is the primary beneficiary of TechSoft Holding. TechSoft Holding set up a wholly owned subsidiary, TechSoft, in PRC on May 26, 2006.
Techfaith Interactive
PRC laws and regulations restrict foreign ownership of mobile and online game business. To comply with these foreign ownership restrictions, on May 14, 2009, through a series of contractual arrangements, the Group obtained control of Techfaith Interactive, an entity already obtained the internet content provider (“ICP”) license authorized by the PRC government for operating mobile and online game business in the PRC. The Group extended interest-free loans with total principal of $1,465 to the nominee shareholders to finance their investments in Techfaith Interactive. The Group has entered into Exclusive Business Agreement, with Techfaith Interactive, which entitles the Group to receive all of Techfaith Interactive’s net income. The Group also entered certain agreements with nominee shareholders of Techfaith Interactive, including Option Agreement to acquire the shareholding of Techfaith Interactive at a nominal price or the minimum price permitted under applicable laws; Voting Rights Agreements to delegate the voting rights of the shareholders to the Group and Equity Pledge Agreements to pledge the shares in Techfaith Interactive to the Group.
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

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
Variable interest entities — continued
QIGI Technology
On February 10, 2010 the Group acquired Citylead, a Chinese brand mobile phone company, as set out in Note 4. Citylead, through QIGI International, entered into a series of agreements with QIGI Technology and its equity owners on February 5, 2010. QIGI International entered into exclusive business cooperation agreements with QIGI Technology, where QIGI International provides complete business support services and consulting services to QIGI Technology in exchange for a fee that constitutes substantially all of QIGI Technology’s net income. QIGI International also entered into equity pledge arrangements and equity interest transfer agreements, which assigned all of the equity owners’ rights and obligations to QIGI International, including the right to declare dividends, resulting in the equity owners lacking the ability to make decisions that have a significant effect on QIGI Technology’s operations and QIGI International ‘s ability to extract the profits from the operation of QIGI Technology, and assume QIGI Technology’s residual benefits. Therefore, QIGI International is the primary beneficiary of QIGI Technology.
Risks in relation to the VIE structure
The Group believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.
The Group’s ability to control the VIEs also depends on the power of attorney have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.
In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines or other actions. The Group does not believe such actions would result in the liquidation or dissolution of the Group or the VIEs.
There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
Variable interest entities — continued
The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2009	2010

Total assets	$7,090	$30,958
Total liabilities	$456	$2,730

	Years ended December 31,
	2008	2009	2010

Net revenues	$155	$740	$44,120
Net income (loss)	$(2,172)	$(127)	$11,708

	Years ended December 31,
	2008	2009	2010
Net cash provided by (used in) operating activities	$(5,926)	$188	$35,004
Net cash used in investing activities	$(5)	$(80)	$(473)
Net cash provided by financing activities	$—	$—	$—

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Basis of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIE’s subsidiary. All inter-company transactions and balances are eliminated upon consolidation.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, valuation allowance for deferred tax assets, impairment for goodwill, useful lives and impairment for plant, machinery and equipment and intangible assets and provision for warranty.
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
Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:
•	Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•
Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Inventories
Inventories of the Group consist of raw materials, finished goods and work in progress. Inventories are stated at the lower of cost or market. Inventory costs include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to us by suppliers, and production of manufactured products for sale. Expenses include the cost of materials and supplies used in production, direct labour costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labour. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value based upon estimates of future demand, technology developments, and market conditions.
Plant, machinery and equipment, net
Plant, machinery and equipment are carried at cost less accumulated depreciation and amortization. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Office building	47 or 48 years
Plant and machinery	4 years
Furniture, fixtures and equipment	4 years
Motor vehicles	4 years
Software	3-4 years
Leasehold improvements	Shorter of the lease terms or 4 years
Acquired intangible assets, net
Acquired intangible assets with definite lives are amortized on a straight-line basis over their expected useful economic lives. Intangible assets with indefinite life represent trade name and domain name acquired through business acquisition of Citylead. Intangible assets with indefinite life are not amortized but tested for impairment annually. Amortization is calculated on a straight-line basis over the following estimated useful lives:

Software license	2-5 years
Certification of internet content provider	5 years
Customer base	5 years
Contract backlog	2 months

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Impairment of long-lived assets and intangible assets with definite life
The Group reviews its long-lived assets and intangible assets with definite life for impairment whenever events or change in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying values of the long- lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group would recognize an impairment loss based on the fair values of these assets.
Impairment of intangible assets with indefinite life
The Group evaluates the remaining useful life of an intangible asset that is not being amortized in each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If the intangible asset that is not being amortized is subsequently determined to have a definite useful life, the asset is then tested for impairment in the same way as intangible assets with definite life.
An intangible asset that is not subject to amortization is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test of intangible assets with indefinite life consist of a comparison of the fair value of an intangible asset with its carrying amount.
Goodwill
The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.
The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The annual impairment test is performed as of December 31of every year. During the years ended December 31, 2008, 2009 and 2010, no goodwill impairment loss was recorded.
The total carrying amount of goodwill is $1,848, among which $606 is allocated to ODP segment and $1,242 is allocated to brand name phone sales segment.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Long-term investments
A company that is not consolidated, but over which the Group exercises significant influence, is accounted for under the equity method of accounting. Whether or not the Group exercises significant influence with respect to an affiliate depends on an evaluation of several factors including, among others, representation on the affiliated company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the affiliated company. Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the affiliated company will be reflected in the consolidated statements of operations.
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
Deferred revenue
Deferred revenue relates to both design fee revenue and PC-online game revenue. Design fee advances received from customers immediately after the design contracts are executed, such advances are not recognized as design fee revenue until a pre-agreed milestone has been reached. PC-online game advances received from customers for purchase of prepaid game point cards, the amount are not recognized as PC-online game revenue until the in-game merchandise or premium features are consumed by the game player.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition

Revenue related to ODP segment
(1)	Product sales

Revenue from sales of products, including feature phones and smart phones designed by the Group and manufactured by EMS providers, wireless modules as well as other electronic components is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

(2)	Design fee

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

(3)	Component sales related to design

After the Group has delivered design products to its customers, customers are required to purchase certain components (such as chips used in mobile handsets) through the Group to manufacture the designed products. As the component sales are built into the design contracts, the Group includes these component sales in the design contract related revenue rather than product sales. The Group recognizes the net revenue for component sales when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

Revenue related to brand name phone sales segment
Revenue from sales of brand name phones, represent mobile phone under QIGI brand. The brand is owned by the Group. The QIGI brand phones are designed by the Group and manufactured by EMS providers. Revenue is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

Revenue related to game segment
(1)	Wireless gaming service

The Group provides mobile phone game related services to brand mobile phone manufacturers. Under these arrangements, the Group maintains a mobile phone web page so the brand mobile phone manufacturers’ end users can access the web page and download mobile phone games free of charge during the contract period. In return, mobile phone manufactures pay the Group a fixed fee for the contract period, usually one year. Revenue is recognized ratably over the contract period.

(2)	Motion game device

Motion game device is a PC game control device that is used in motion games. Motion game device is designed by the Group and manufactured by EMS providers. Revenue is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

(3)	PC on-line game related service

The Group generates revenue from the provision of online game services. The online games can be accessed and played by end users free of charge but the end users may choose to purchase in-game merchandise or premium features to enhance their game playing experience using the virtual currency. The end users can purchase the virtual currency by making direct online payments to the Group or purchasing prepaid cards (“PP-Cards”). The amounts received from direct online payments were recorded initially as deferred revenues. The Group sells PP-Cards through distributors at a discount to the face value of the PP-Card. The Group records the amounts received from distributors after deduction of sales discounts as deferred revenues.

The end users are required to use the access codes and passwords, either obtained from the PP-card or through direct online payment, to exchange the face value of these cards or the amount of direct online payment to virtual currency and deposit into their personal accounts. End users consume the virtual currency by purchasing in-game merchandise or premium features online. The Group recognizes the revenues as the in-game merchandise or premium features are consumed in the game by the end users. The Group calculates the amount of revenues recognized for each unit of virtual currency consumed using weighted average method on monthly basis by dividing the total cumulative unrecognized deferred revenues by total unconsumed virtual currency.

Any deferred revenue remaining at the time of the inactive PP-cards is expired, which is normally one year from the purchase, is recognized as revenues at that time. The amount associated with the unused virtual currency, which are without contractual expiration term, are carried as deferred revenues indefinitely as the Group was not able to reasonably estimate the amount of virtual currency which will be ultimately given up by the users due to the short operating history of the Group.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Revenue recognition — continued
Revenue related to game segment — continued
(4)	Mobile phone game design service

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

Business taxes
The Group’s PRC subsidiaries, VIEs and VIE’s subsidiary are subject to business taxes at the rate of 5% on certain types of services and the related revenues are presented net of business taxes incurred. The Group reports revenue net of business taxes. Business taxes deducted in arriving net revenue during 2008, 2009, and 2010 totaled $302, $41 and $319, respectively.
Value added tax (“VAT”) and VAT refund
VAT on sales is calculated at 17% on revenue from product and component sales and paid after deducting input VAT on purchases. The Group reports revenue net of VAT.
For products sold to overseas customers by PRC entities, the Group is entitled to a refund of VAT paid at rate of 13% for some component sales and 17% for other products sales. The Group records VAT refund on accrual basis. VAT refund is recorded as other current assets on the consolidated balance sheets. The Group reports revenue net of VAT.
Product warranty
The Group’s product warranty relates to the provision of bug fixing services to the Group’s designed mobile handset for a period of one to three years commencing upon the mass production of the mobile handset, and warranties to the Group’s customers on the sales of products. Accordingly, the Group’s product warranty accrual reflects management’s best estimate of probable liability under its product warranty. Management determines the warranty based on historical experience and other currently available evidence.

	Year ended December 31,
	2008	2009	2010

Balance at beginning of the year	$1,672	$1,733	$377
Current period provision	1,067	365	341
Utilized during the year	(1,061)	(1,720)	(447)
Exchange difference	55	(1)	6

Balance at end of the year	$1,733	$377	$277

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Government subsidies and grants
Some local governments in PRC give subsidies to companies as an incentive to establish business in its jurisdiction. These government subsidies are recognized as subsidy income when they are received as the Group does not have further obligation to earn these subsidies. The Group recorded government subsidy income of $2,318, $282 and $159 for the years ended December 31, 2008, 2009 and 2010, respectively for this type of government subsidy.
The Group also receives government grants as compensation of performing government endorsed projects. The grants are refundable until the Group achieves certain performance measures. These government grants are recorded as a liability until earned. The Group recognizes these grants as subsidy income once it completes the relevant projects and achieves the performance measures. The Group recorded a government subsidy income of $763, $199 and $nil for the years ended December 31, 2008, 2009 and 2010, respectively for this type of government grants. The amount of $59 and $394 were recorded as a liability on the balance sheet as of December 31, 2009 and 2010, respectively.
The Group recorded total government subsidy income of $3,081, $481 and $159 for the years ended December 31, 2008, 2009 and 2010, respectively.
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
Advertising costs
The Group expenses advertising costs as incurred. Total advertising expenses were $750, $908 and $2,983 in 2008, 2009 and 2010, respectively, and have been included as part of selling and marketing expenses.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Foreign currency translation
The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries, VIEs and VIE’s subsidiary located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), which are also the functional currencies of these entities. The financial records of the Group’s subsidiaries located in Hong Kong are maintained in U.S. dollar, which are also the functional currencies of these entities.
Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statement of operations.
The Group’s entities with functional currency of RMB, translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.
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
The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not identify significant unrecognized tax benefits for years ended December 31, 2009 and 2010. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Group’s unrecognized tax benefits would not change significantly within 12 months from December 31, 2010.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Comprehensive income
Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income for the years presented has been disclosed within the consolidated statements of changes in equity and comprehensive income.
Financial instruments
Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the Put Option, long-term investment, amount due from a related party, amount due to related parties, the principle amount of senior secured convertible promissory notes (the “Convertible Notes”) and derivatives embedded in the Convertible Notes.
The carrying values of all these financial instruments except for long-term investment, the Put Option and derivatives embedded in the Convertible Notes approximate their fair values due to the short-term nature of these instruments. Estimates of fair values of long-term investments in non-marketable securities including cost and equity method investments other than those subjected to other than temporary impairment cannot be practicably made without incurring excessive costs. The Put Option and derivatives embedded in the Convertible Notes are carried at fair value. The fair value of the debt host of the Convertible Notes was $10,183 as determined by the management with the assistance from an independent appraisal firm as of December 31, 2009. The Convertible Notes were fully converted in the year 2010.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.
The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers; however, upfront deposit based on a portion of the design fee under the contract will generally be required to be received when the design contract is entered into. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. Information relating to the Group’s major customers is summarized in Note 25.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
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
Shares awards issued to non-employees (other than non-employee directors), such as consultants, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.
Net income (loss) per share
Basic net income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Convertible Notes issued are accounted for using if — converted method when calculate diluted net income (loss) per ordinary share. Ordinary share equivalents are excluded from the computation of the diluted net loss per share in periods when their effect would be anti-dilutive. The effect of the stock options is computed using the treasury stock method.
Accounting pronouncements not yet adopted
In October 2009, the Financial Accounting Standards Board (FASB) issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. Prospective application of this new guidance for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this guidance on a retrospective basis. The Group is in the process of evaluating what effect the adoption of this pronouncement will have on our consolidated financial condition and results of operations.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Accounting pronouncements not yet adopted — continued
In October 2009, the FASB issued authoritative guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. Prospective application of this new guidance for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this new guidance on a retrospective basis. The Group is in the process of evaluating what effect the adoption of this pronouncement will have on our consolidated financial condition and results of operations.
In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group is in the process of evaluating what effect the adoption of this pronouncement will have on our consolidated financial condition and results of operations.
In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, and therefore should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement is for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group is in the process of evaluating what effect the adoption of this pronouncement will have on our consolidated financial condition and results of operations.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Accounting pronouncements not yet adopted — continued
In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce that fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.
In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
3.	RESTATEMENT
In 2009, the 798 Entertainment, a subsidiary of the Group, issued the Convertible Notes to a group of unrelated third party investors (the “Note Holders”). The Convertible Notes had a principal value of $10,000 and was issued at par less issuance costs of $417. We recorded the Convertible Notes as a liability at the amount of the net proceeds of $9,583. The Convertible Notes included a number of embedded derivatives, principally a right to convert into shares of 798 Entertainment or the shares of the Company at the Note Holders’ discretion. The Group determined that the fair value of these embedded derivatives at the date of issuance was $12,759 and pursuant to the authoritative literature were required to be bifurcated from the debt host and subsequently marked to market through earnings. In 2009 the loss charged to the income statement arising from the increase in the fair value of the derivatives was $5,270. In the Group’s previously reported 2009 financial statements, the Group first allocated the proceeds to the embedded derivatives equal to the fair value of these embedded derivatives and then allocated the remaining carrying amount to the debt host. Since the fair value of the embedded derivatives exceeded the net proceeds of the Convertible Notes and hence, resulted in a debit amount of $3,176 for the debt host at the date of the issuance. The Group accreted the residual amount (the residual amount of the debt host after deducting the embedded derivatives) to the amount due on the redemption of the debt over the life of the debt instrument assuming no conversion on redemption. In 2009 the charge to the income statement in respect of the accretion of interest was $588. (The Convertible Notes were subsequently converted into equity of 798 Entertainment and the Company pursuant to the original conversion terms in September 2010).
While the Group believed that the accounting applied was in compliance with the relevant authoritative literature, it has subsequently determined that the more correct accounting upon the issuance of the debt was to recognize the embedded derivatives at their fair value of $12,759 but to recognize the difference between that amount and the amount of the net proceeds as a loss upon the issuance of the Convertible Notes. Consequently we have restated certain amounts in our financial statements for the year ended December 31, 2009 as follows:

Impact on current earnings for year ended December 31, 2009:
Decrease in net income in 2009	$(2,588)
Increase in net loss attributable to noncontrolling interest	$665

Decrease in retained earning	$(1,923)

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
3.	RESTATEMENT — continued
The following table shows the impact of the restatement on the consolidated balance sheet as of December 31, 2009.

	As of December 31, 2009
	Previously	Increase
	reported	(decrease)	Restated
ASSETS

Current assets:
Cash and cash equivalents	$130,544	$—	$130,544
Accounts receivable, net of allowances of $9,151	28,992	—	28,992
Amount due from a related party	9,941	—	9,941
Inventories	22,937	—	22,937
Prepaid expenses and other current assets	12,420	—	12,420

Total current assets	204,834	—	204,834

Plant, machinery and equipment, net	44,582	—	44,582
Acquired intangible assets, net	645	—	645
Goodwill	606	—	606

TOTAL ASSETS	$250,667	$—	$250,667

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$10,514	$—	$10,514
Amounts due to related parties	266	—	266
Accrued expenses and other current liabilities	10,026	—	10,026
Advance from customers	4,720	—	4,720
Deferred revenue	755	—	755
Income tax payable	1,162	—	1,162
Put option liability	1,257	—	1,257

Total current liabilities	28,700	—	28,700

Convertible notes and embedded derivatives	15,441	2,588	18,029

Total liabilities	44,141	2,588	46,729

Equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, 650,156,045 in 2009	13	—	13
Additional paid-in capital	113,657	—	113,657
Treasury stock, at cost (918,000 shares)	(199)	—	(199)
Accumulated other comprehensive income	23,863	—	23,863
Statutory reserve	10,993	—	10,993
Retained earnings	55,866	(1,923)	53,943

Total China Techfaith Wireless Communication Technology Limited shareholders’ equity	204,193	(1,923)	202,270

Noncontrolling interests	2,333	(665)	1,668

Total equity	206,526	(2,588)	203,938

TOTAL LIABILITIES AND EQUITY	$250,667	$—	$250,667

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
3.	RESTATEMENT — continued
The following table shows the impact of the restatement on the consolidated statement of operations for the year ended December 31, 2009.

	For the Year ended December 31, 2009
	Previously	Increase
	reported	(decrease)	Restated
Revenues:
ODP	$210,588	$—	$210,588
Game	488	—	488

Total net revenues	211,076	—	211,076

Cost of revenues:
ODP	(172,801)	—	(172,801)
Game	(64)	—	(64)

Total cost of revenues	(172,865)	—	(172,865)

Gross profit	38,211	—	38,211

Operating expenses:
General and administrative	(9,600)	—	(9,600)
Research and development	(12,040)	—	(12,040)
Selling and marketing	(3,241)	—	(3,241)

Total operating expenses	(24,881)	—	(24,881)

Government subsidy income	481	—	481

Income from operations	13,811	—	13,811

Interest expenses	(623)	588	(35)
Interest income	667	—	667
Loss on issuance of convertible notes	—	(3,176)	(3,176)
Other income	115	—	115
Change in fair value of put option	(84)	—	(84)
Change in fair value of derivatives embedded in convertible notes	(5,270)	—	(5,270)

Income before income taxes	8,616	(2,588)	6,028
Income tax expenses	(3,642)	—	(3,642)

Net income	4,974	(2,588)	2,386
Less: Net loss attributable to noncontrolling interests	1,363	665	2,028

Net income attributable to China Techfaith Wireless Communication Technology Limited	$6,337	$(1,923)	$4,414

Net income per share attributable to China Techfaith Wireless Communication Technology Limited:
Basic	$0.01	$—	$0.01

Diluted	$0.01	$—	$0.01

Weighted average shares used in computation:
Basic	650,057,866	—	650,057,866

Diluted	720,889,120	—	720,889,120

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
4.	ACQUISITION
On February 10, 2010, the Group acquired Citylead together with its subsidiaries and VIE, QIGI Technology, a domestic brand mobile phone company.
The consideration paid includes $500 of cash and 65,934,066 ordinary shares of the Company at a fair value of $0.19 per ordinary share as of the acquisition date. There are contingent receivables according to the acquisition agreements based on QIGI Technology’s operating performance. If QIGI Technology does not meet the performance target for year 2010 or 2011 as stipulated in the share purchase agreement, the former shareholders of Citylead are obligated to return certain number of ordinary shares of the Company back to the Group based on a pre-determined formula. Such contingent share receivable was initially recorded as contingent consideration receivable at fair value as of the acquisition date and subsequently remeasured at fair value at each period end.
Through this acquisition the Group expanded its branding business to target enterprise users and operator tailored customers.
The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied.
The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm, which was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

Cash consideration	$500
Fair value of ordinary shares	12,835
Fair value of contingent receivable	(196)

Total consideration	$13,139

The purchase price was preliminarily allocated as follows:

		Amortization
		period

Cash acquired	$11,183
Intangible assets:
Contract backlog	20	0.1 year
Customer base	680	5 years
Trade name & domain name	1,670	Indefinite life
Goodwill	1,242
Deferred tax liability	(170)
Other net liabilities acquired	(1,486)

Total	$13,139

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
4.	ACQUISITION — continued
The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.
The change of fair value of the contingent consideration from date of acquisition to December 31, 2010 was determined to be a decrease in asset of $107, which was recognized in other income (expense) in the consolidated statement of operations in the period of year 2010.
The following pro forma information summarizes the results of operations for the Group as if the acquisition had occurred as of January 1, 2009 and 2010. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completion at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2009	2010

Total Revenue	$240,755	$273,340
Net income attributable to China Techfaith Wireless Communication Technology Limited	$8,356	$27,591

Net income per share attributable to China Techfaith Wireless Communication Technology Limited
- Basic	$0.01	$0.04
- Diluted	$0.01	$0.03

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
5.	ACCOUNTS RECEIVABLE
Accounts receivable consists of the following:

	December 31,
	2009	2010

Billed receivables	$28,316	$19,241
Unbilled receivables	676	—

	$28,992	$19,241

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
Movement of allowance for doubtful accounts is as follows:

	December 31,
	2008	2009	2010

Balance at beginning of year	$3,838	$7,128	$9,151
Charge to expenses	2,996	2,081	8,204
Utilized during the year	—	(62)	(4,498)
Exchange difference	294	4	276

Balance at end of year	$7,128	$9,151	$13,133

6.	INVENTORIES
Inventories consist of the following:

	December 31,
	2009	2010

Work in progress	$480	$31
Raw materials	21,443	16,525
Finished goods	1,014	1,189

Inventories, net	$22,937	$17,745

Inventories are written down for provisions for obsolescence to net realizable value based upon estimates of future demand, technology developments, and market conditions. These provisions charged to income were of $648, $409 and $2,186 in 2008, 2009 and 2010, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	December 31,
	2009	2010

Value added taxes recoverable	$3,739	$3,061
Advance to EMS providers	4,216	1,042
Rebate receivable	2,817	796
Rental receivable	—	703
Deposits	358	642
Social insurance borne by employee	183	560
Prepaid software license fee	280	384
Prepaid testing and tooling fee	261	302
Staff advances	217	251
Prepaid commercial insurance	94	99
Contingent acquisition receivable	—	89
Other prepaid and current assets	255	68

	$12,420	$7,997

8.	PLANT, MACHINERY AND EQUIPMENT, NET
Plant, machinery and equipment, net consist of the following:

	December 31,
	2009	2010

Construction in progress	$23,680	$2,576
Office building	19,236	42,020
Leasehold improvements	1,653	1,807
Motor vehicles	721	745
Plant and machinery	11,988	11,749
Furniture, fixtures and equipment	4,968	5,244
Software	7,555	7,789

	69,801	71,930
Less: Accumulated depreciation	(25,219)	(27,522)

Plant, machinery and equipment, net	$44,582	$44,408

The Group recorded depreciation expenses of $6,103, $4,213 and $2,769 for the years ended December 31, 2008, 2009 and 2010, respectively.
The Group recognized impairment loss of $253, $nil and $nil for the years ended December 31, 2008, 2009 and 2010, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
9.	ACQUIRED INTANGIBLE ASSETS, NET
Acquired intangible assets, net consist of the following:

	December 31, 2009			December 31, 2010
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortization	amount	amount	amortization	amount

Intangible assets with definite life:
Software license	$2,593	$(1,962)	$631	$3,013	$(2,453)	$560
Certification of internet content provider	15	(1)	14	15	(5)	10
Customer base	—	—	—	680	(121)	559
Contract backlog	—	—	—	20	(20)	—

	2,608	(1,963)	645	3,728	(2,599)	1,129

Intangible assets with indefinite life:
Trade name and domain name	—	—	—	1,670	—	1,670

	$2,608	$(1,963)	$645	$5,398	$(2,599)	$2,799

The Group had recorded amortization expenses of $794, $377 and $616 for the years ended December 31, 2008, 2009 and 2010, respectively.
The Group recognized impairment loss of $627, $nil and $nil for the years ended December 31, 2008, 2009 and 2010, respectively.
The future amortization expenses for the net carrying amount of intangible assets with definite lives as of December 31, 2010 were as follows:

Year 2011	$415
Year 2012	384
Year 2013	181
Year 2014	138
Year 2015	11

$1,129

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
10.	GOODWILL
Changes in the carrying amount of goodwill by reportable segments for the years ended December 31, 2009 and 2010, consisted of the following:

		Brand name
	ODP	phone sales	Total

Balance as of January 1, 2009	$606	—	$606

Balance as of December 31, 2009	$606	—	$606

Balance as of January 1, 2010	$606	—	$606
Acquisition of Citylead (Note 4)	—	$1,242	$1,242

Balance as of December 31, 2010	$606	$1,242	$1,848

11.	LONG-TERM INVESTMENTS
The Group has one equity method investment and one cost method investment with accumulated carrying value of $nil as of December 31, 2010.
BYTE
On March 15, 2007, BYTE Holding Ltd. (“BYTE”) was established by Techfaith BVI and BYD Co., Ltd. (“BYD”) in the BVI. BYTE’s registered capital is $2,724, of which Techfaith BVI and BYD injected $nil and $2,724, and owns 31% and 69% equity interest, respectively. BYTE is principally engaged in providing one-stop EMS to global leading handset customers. As of December 31, 2010, Techfaith BVI had not injected capital in BYTE. The Group could not obtain BYTE’s financial statements for 2009 and 2010. Since the Group has no obligation to fund BYTE’s loss, the Group did not record its share of BYTE’s result. The investment in BYTE is reported as a cost method investment in 2010 as the Group does not have the ability to exercise significant influence over BYTE’s operating and financial policies.
Arasor
On July 20, 2007, the Group and Arasor International Group (“Arasor”) jointly formed a company named Joined Fame Technology Limited (“Joined Fame”) in the BVI to expand the wireless handset opportunities in the world’s emerging markets. As of December 31, 2010, both the Group and Arasor had not injected capital in Joined Fame and Joined Fame had not started its business.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
12.	OTHER ASSET
In 2010, the Group negotiated with Guanghua Xinwang Limited (“Guanghua”) to sell a portion of the office building and the transaction was taken a form as follows. On July 19, 2010, the Group jointly formed a company named Beijing Ruike Xinwang Limited (“Ruike”) in Beijing with a third party as designated by Guanghua. The Group legally owned 70% equity interest of Ruike by injecting the portion of the office building with a carrying amount of $3,155 which was agreed to be sold to Guanghua verbally. In January 2011, the Group signed the agreement with Guanghua to sell the 70% equity interest in Ruike with a consideration of $4,058 in cash.
The Group considered the substance of the arrangement was to sell the office building with carrying amount of $3,155 at a price of $4,058. Since the transaction was not closed in 2010, the Group did not recognize the gain from disposal in 2010. The office building with carrying amount of $3,155 was reclassified from plant, machinery and equipment account to other asset on the balance sheet and ceased the depreciation from July 2010. In addition, the Group received $2,773 security deposit in connection with the arrangements from Guanghua in 2010 and recorded the amount as a current liability as set out in Note 13 as of December 31, 2010.
13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

	December 31,
	2009	2010

Deposit received for disposal of other asset (Note 12)	$—	$2,773
Business tax, value added tax and other tax payables	1,840	2,141
Social insurance payables	931	2,113
Accrued professional fees	752	1,356
Accrued royalty and license fee	1,116	1,157
Prepayment from suppliers	1,076	870
Accrued wages	416	647
Accrued testing fee	988	495
Government grants	59	394
Accrued facility fee	481	391
Warranty provision	377	277
Rental payable	149	210
Customer deposits for minimum purchase	218	152
Payable for purchase of software	799	—
Others	824	839

	$10,026	$13,815

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
14.	RESTRUCTURING PLAN
During 2008, the Group approved and announced to employees a restructuring plan to streamline its business processes. This plan included the termination of 841 employees. This plan was completed in 2008 and resulted in restructuring charges, including $3,419 reflected in the general and administrative expenses for employee severance and benefits in compliance with the New Labour Law of the PRC. The office building where the terminated employees used to work is owned by the Group. The Group assessed the fair value of the office building and determined that there was no impairment of the carrying amount of the office building as of December 31, 2008, 2009 and 2010.
15.	INCOME TAXES
Cayman Islands
The Company and TechSoft Holding are tax exempted companies incorporated in the Cayman Islands.
British Virgin Islands
Under the current BVI law, income from Techfaith BVI, Great Earnest, 798 Entertainment, Finest Technology, Infoexcel Technology, Boost Time, Charm Faith, Fair Nice and Time Spring are not subject to taxation.
Hong Kong
No provision for Hong Kong Profits Tax was made for the years ended December 31, 2008, 2009 and 2010 on the basis that Techfaith HK, Technology HK, QIGI HK and Media Chance did not have any assessable profits arising in or derived from Hong Kong for the years.
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
Techfaith China and Techfaith Intelligent Handset Beijing have obtained HNTE under the old EIT law and obtained the new HNTE in December 2008 under the New EIT Law. They were entitled to a three-years tax exemption followed by a 50% reduction in tax rate for the subsequent three years, starting from and 2003 and 2006, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
15.	INCOME TAXES — continued
PRC — continued
Techfaith Shanghai has qualified as manufacturing foreign investment enterprise (the “FIE”) located in Shanghai Pudong according to the old EIT law and obtained HNTE in December 2008. It was entitled to a preferential tax rate of 15% prior to year 2008, with two-years exemption followed by a 50% reduction in tax rate for the subsequent three years under the old EIT law starting from 2005. According to the transition rule from the old EIT law to the New EIT Law, in 2008 and 2009, Techfaith Shanghai is entitled a tax rate of 18% and 20%, respectively. Start from 2010, the tax rate for Techfaith Shanghai is 15%.
Techfaith Shenzhen is located in Shenzhen “Special Economic Zone”, and entitled to a preferential tax rate of 15% under the old EIT law in 2007, with a two-year exemption followed by a 50% reduction in tax rate in the following three years starting from year 2008. In accordance with the transition rules of the New EIT Law, the applicable tax rate from year 2008 to year 2012 are 18%, 20%, 22%, 24% and 25%.
Techfaith Hangzhou and TechSoft are foreign investment enterprises which were entitled with a two-year exemption followed by a 50% reduction in tax rate for the subsequent three years over the statuary tax rate of 25% starting from 2007 and 2008, respectively.
The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates, are presented in the following table.

Subsidiaries and VIE’s subsidiary	2008	2009	2010	2011	2012

Techfaith China (1)	7.5%	15.0%	15.0%	15.0%	15.0%
Techfaith Intelligent Handset Beijing (1)	0.0%	7.5%	7.5%	7.5%	15.0%
Techfaith Shanghai (1)	9.0%	10.0%	15.0%	15.0%	15.0%
Techfaith Shenzhen	0.0%	0.0%	11.0%	12.0%	12.5%
Techfaith Hangzhou	0.0%	12.5%	12.5%	12.5%	25.0%
TechSoft	0.0%	0.0%	12.5%	12.5%	12.5%

(1)
The new HNTE status obtained by Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai in 2008 under the New EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

Accordingly, in calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three year period.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
15.	INCOME TAXES — continued
PRC — continued
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
Under the new EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are nonresident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.
Aggregate undistributed earnings of the Company’s subsidiaries, VIEs and VIE’s subsidiary located in the PRC that are taxable upon distribution to the Company of approximately $95,110 and $117,483 at December 31, 2009 and 2010, respectively, are considered to be indefinitely reinvested under authoritative pronouncement, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2010.
The current and deferred components of the income tax expense appearing in the consolidated statements of operation are as follows:

	Year ended December 31,
	2008	2009	2010

Current tax	$36	$3,513	$9,651
Deferred tax	(129)	129	(193)

	$(93)	$3,642	$9,458

All of the income taxes are related to the PRC entities of the Group.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
15.	INCOME TAXES — continued
PRC — continued
The principal components of the Group’s deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2009	2010

Deferred tax assets — current:
Accrued expense	$190	$361
Product warranty provision	32	32
Allowance for doubtful accounts	1,077	723
Inventory provision	337	460
Less: Valuation allowance	(1,636)	(1,413)

Net deferred tax assets — current	$—	$163

Deferred tax assets — non-current:
Depreciation and amortization	$691	$405
Net operating loss carry forwards	8,894	8,685
Less: Valuation allowance	(9,585)	(9,090)

Net deferred tax assets non-current	$—	$—

	Year ended December 31,
	2009	2010

Deferred tax liability — non-current:
Acquired intangible asset	$—	$140

As of December 31, 2010, operating loss carry forwards amounted to $46,883 which will begin to expire in 2011. The Group determines whether or not a valuation allowance is required at the level of each taxable entity.
In 2010, Interactive Internet has begun to generate taxable profit due to the newly introduced Game business. It is expected that this will continue to generate taxable profit and will realize all deferred tax assets in the future years, accordingly no valuation allowance is provided for Interactive Internet. The rest of deferred tax assets arise in companies which are not expected to have any significant taxable income in the foreseeable future and consequently a full provision has been made in respect of those for the rest of entities of the Group.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
15.	INCOME TAXES — continued
PRC — continued
Reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 25% to income before income taxes and actual provision for income taxes is as follows:

	Year ended December 31,
	2008	2009	2010
	(As restated)
Income before income tax	$7,256	$6,028	$38,116
Tax provision at PRC enterprise income tax rate of 25%	1,814	1,507	9,529
Expenses not deductible for tax purposes	1,294	153	2,428
Tax exemption and preferential tax rates granted to PRC entities	(5,448)	(2,825)	(3,629)
Effect of the different income tax rates in other jurisdiction	2,235	2,493	1,848
Changes in valuation allowances	12	2,314	(718)

	$(93)	$3,642	$9,458

Without the tax exemption and preferential tax rates granted to PRC entities, income tax expense would have been increased by approximately $6,701, $3,505 and $5,793 for the years ended December 31, 2008, 2009 and 2010, respectively, representing a decrease in the basic and diluted earnings per share of $0.01, $0.01 and $0.01, for the years ended December 31, 2008, 2009 and 2010, respectively.
The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2008, 2009 and 2010. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2010.
Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries, VIEs and VIE’s subsidiary have not conducted a tax examination on the Group’s subsidiaries, VIEs and VIE’s subsidiary. In accordance with relevant PRC tax administration laws, tax years from 2006 to 2010 of the Group’s PRC subsidiaries, VIEs and VIE’s subsidiary remain subject to tax audits as of December 31, 2010, at the tax authority’s discretion.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
16.	PUT OPTION LIABILITY
In March 2006, the Group entered into the Agreement with QUALCOMM to establish a 70%-owned subsidiary, TechSoft Holding, as set out in Note 1. The exercise price for both the Put Option and the Call Option as set out in Note 1 shall be the higher of, the original purchase price per share paid by QUALCOMM or the Group, increased at a continuous compounded growth rate of ten percent (10%) per annum including the date of full payment of the option price, as well as any declared and unpaid dividends accrued or accruing thereupon up until the date of redemption; and the amount equivalent to the business valuation performed by an independent professional valuation company that is mutually agreed upon by QUALCOMM and the Group, in proportion to QUALCOMM’s percentage of shareholding on a fully-diluted as converted basis. The Put Option was recorded as a liability re-measured at fair value.
As the valuation of the Put Option is based on the valuation of TechSoft Holding, a non-public company, it requires significant management judgment due to the absence of quoted market prices, and the lack of observable inputs. As a result, the Group has determined that the fair value of the Put Option is classified as Level 3 valuation within the fair value hierarchy under Authoritative pronouncement issued relating fair value measurement (see Note 18).
The fair value of TechSoft Holding’s ordinary share is determined using the income approach valuation methodology that includes discounted cash flows of TechSoft Holding. The discounted cash flows were based on discrete four-year forecast developed by management for planning purposes, discounted at weighted average cost of capital of 22%. The fair value of TechSoft Holding’s ordinary shares as of December 31, 2010 is less than the calculated value and therefore the value of the Put Option is based on the difference between the calculated value and the fair value of the ordinary shares of TechSoft Holding, having regard to the probability of QUALCOMM exercising the option.
A reconciliation of the beginning and ending balances of the Put Option measured at fair value, on a recurring basis, using Level 3 inputs follows:

Balance at the beginning of 2009	$1,173
Change in fair value of the Put Option	84

Balance at the beginning of 2010	1,257
Change in fair value of the Put Option	123

Balance at the end of 2010	$1,380

17.	CONVERTIBLE NOTES
On June 9, 2009, 798 Entertainment, a subsidiary of the Group, issued $10,000 principal amount of the Convertible Notes due June 8, 2012, to the Note Holders. The Convertible Notes were issued at par and bear interest at a rate of 8% per annum, compounded annually. Interest is due on the notes maturity date and payable in cash.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
17.	CONVERTIBLE NOTES — continued
The key terms of the Convertible Notes are as follows:
Conversion
The Note Holders have the right, at any time on or before the tenth day before the maturity date, to convert the outstanding principal amount, or a portion thereof, into that number of
(i)	798 Entertainment’s Class B Ordinary Shares, par value $0.01 per share at the conversion price of $28.92 per share, or

(ii)
The Company’s shares, par value $0.00002 per share at the conversion price of $0.0793 per share. The total number of the Company’s shares the Note holders convert the notes into cannot be more than 129,941,915, subject to adjustment for forward and reverse stock splits, recapitalization and the like.

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
The Convertible Notes will automatically convert into 798 Entertainment’s Class B Ordinary Shares at the conversion price then in effect upon the closing of a Qualified Public Offering of 798 Entertainment. A Qualified Public Offering is defined as an initial public offering of 798 Entertainment’s ordinary shares on an internationally recognized stock exchange outside the PRC, at a price per share in the public offering that values 798 Entertainment at more than $200,000 immediately prior to such public offering.
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
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
The total of the fair value of the derivatives at the issuance date with the amount of $12,759 and the issuance cost with the amount of $417 resulted in a debt discount totaling $13,176. The debt discount has exceeded the principle amount of the Convertible Notes by $3,176, this amount is write off in 2009 as loss on issuance of the Convertible Notes. The remaining debt discount of $10,000 was amortized into interest expense over the term of the Convertible Notes using the effective interest rate method. During 2009 and 2010 (till September 8, 2010, which was the conversion date), the amortized discount of $nil and $1 was recorded as part of the interest expense in these periods.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
17.	CONVERTIBLE NOTES — continued
As of December 31, 2009 and 2010, the carrying value of the Convertible Notes and the embedded derivatives consist of the followings:

	December 31,
	2009	2010
	(As restated)
Principal amount of the Convertible Notes	$(10,000)	—
Unamortized debt discount	10,000	—
Fair value of the embedded derivative in the Convertible Notes	(18,029)	—

Carrying value of the Convertible Notes and embedded derivative	$(18,029)	—

The initial fair value of these derivatives was $12,759 on the issuance date. The change in the fair value of derivatives during 2009 and 2010 (till September 8, 2010, which was the conversion date as described below) was a loss of $5,270, and a gain of $1,280 was recorded in earnings in both years, respectively.
On September 8, 2010 the Convertible Notes was converted into the Company’s ordinary shares and 798 Entertainment’s class B ordinary shares by 62.5% and 37.5% of the face value of the Convertible notes, respectively, upon the choice of the Notes Holders.
The carrying amount of the Convertible Notes as of the conversion date was $16,750, which comprised of the principal amount of the Convertible Notes $10,000 less the unamortized discount of $9,999 as of the conversion date and the carrying amounts of the conversion rights and interest reset features which were carried at their fair values as of the conversion date for $16,749, was credited to the equity accounts to reflect the ordinary shares issued by the Company and its subsidiary, 798 Entertainment and no gain or loss was recognized. As a result of this conversion, 78,814,628 of the Company’s ordinary shares with par value of $0.00002 and 129,668 of 798 Entertainment’s class B ordinary share with par value of 0.01 are issued to the Note Holders.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
18.	FAIR VALUE
(a)	Assets and liabilities measured at fair value on a recurring basis
(i)	Put Option

The Put Option the Group offered to QUALCOMM as set out in Note 16 was recorded as a liability at fair value. The Group measured the fair value for the Put Option with the assistance of an independent valuation firm.

The Put Option was classified as a Level 3 liability because the Group used unobservable inputs to value it, reflecting the Group’s assessment of the assumptions market participants would use in valuing these derivatives.

(ii)	Derivatives embedded in the Convertible Notes

Derivatives embedded in the Convertible Notes as set out in Note 17 were classified as Level 3 liabilities because the Group used unobservable inputs to value them, reflecting the Group’s assessment of the assumptions market participants would use in valuing these derivatives.

(iii)	Contingent consideration receivable

The contingent consideration receivable as set out in Note 4 is considered as Level 3 asset because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing this asset.

	December 31, 2009
	Quoted price
	in active	Significant
	markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total
Liabilities:
Put Option	$—	$—	$1,257	$1,257
Derivatives related to the Convertible Notes	$—	$—	$18,029	$18,029

Total liabilities at fair value	$—	$—	$19,286	$19,286

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
18.	FAIR VALUE — continued
(a)	Assets and liabilities measured at fair value on a recurring basis — continued

	December 31, 2010
	Quoted price
	in active	Significant
	markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs
	Level 1	Level 2	Level 3	Total
Asset:
Contingent consideration receivable	$—	$—	$89	$89

Total asset at fair value	$—	$—	$89	$89

Liability:
Put Option	$—	$—	$1,380	$1,380

Total liability at fair value	$—	$—	$1,380	$1,380

The following table summarizes the movement of the balances of the Group’s financial asset and liabilities measured at fair value on a recurring basis:

Asset:

Balance at January 1, 2009	—
Balance at January 1, 2010	—

Initial recognition of the contingent consideration receivable	$196
Change in fair value of the contingent consideration receivable	(107)

Balance at December 31, 2010	$89

Liabilities:

Balance at January 1, 2009	$1,173
Change in fair value of the Put Option	84
Initial recognition of fair value of the derivatives embedded in the Convertible Notes	12,759
Change in fair value of the derivatives embedded in the Convertible Notes	5,270

Balance at December 31, 2009	19,286

Change in fair value of the Put Option	123
Change in fair value of the derivatives embedded in the Convertible Notes	(1,280)
Conversion of the Convertible Notes	(16,749)

Balance at December 31, 2010	$1,380

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
18.	FAIR VALUE — continued
(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group acquired Citylead on February 10, 2010. The Group measured the fair value for the asset acquired, with the assistance of an independent valuation firm, using discounted cash flow techniques, and the asset was classified as Level 3 asset because the Group used unobservable inputs to value it reflecting the Group’s assessment of the assumptions market participants would use in valuing these purchased intangible asset.

19.	SHARE-BASED PAYMENT
During 2008, 2009, and 2010, the Group recognized compensation expense, net of forfeitures, of $147, $20 and $1, respectively, for share-based payment awards for which the requisite service was rendered during the year.
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
Under the Plan, the Group granted certain stock options to its employees prior to 2009, which were all vested as of January 1, 2009. The Group did not recognize share-based compensation for the stock options granted during the year ended December 31, 2008, 2009 and 2010, respectively.
As of December 31, 2010, there were 131,636 exercisable options. The fair value of option as of the grant date and the weighted average exercise price was $0.62 and $1.083 respectively with a remaining contractual life of 4.7 years. No share option was exercised during the year ended December 31, 2010.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
19.	SHARE-BASED PAYMENT — continued

Nonvested shares

Number of
nonvested shares

Unvested at January 1, 2010	$16,454
Granted during the year	—
Vested during the year	(16,454)
Forfeited during the year	—

Unvested at December 31, 2010	$—

In July 2006, the Group granted 315,000 nonvested shares to the Chief Financial Officer for free with a vesting schedule of 3 years under the Plan. The fair value of nonvested shares as of the grant date was $0.98 per share, based on the closing price of the Company’s share on the grant date. For the nonvested shares with a graded vesting schedule, the Group recognized compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award. On August 15, 2008, the Chief Financial Officer resigned and 105,000 of the remaining unvested shares were forfeited. As of the resignation date, 210,000 nonvested shares granted to the Chief Financial Officer had vested. The Group recorded share based compensation expense of $36 and $140 related to these nonvested shares for the years ended December 31, 2007 and 2008, respectively. On July 28, 2009, the Company signed an amendment agreement with the ex-Chief Financial Officer of the Group, and agreed to grant 105,000 shares to the ex-Chief Financial Officer which vested immediately, accordingly $17 additional expense was recorded at the grant date.
In August 2007, another 65,818 nonvested shares were granted to an independent director with 25% of the number of nonvested shares, 16,455 vested immediately and the remaining 75%, 49,363 to be vested on August 12, 2008, 2009 and 2010 evenly. The fair value of nonvested shares as of the grant date was $0.28 per share. The Group recognized share based compensation expenses of $7, $3 and $1 for these nonvested shares for the years ended December 31, 2008, 2009 and 2010, respectively.
The intrinsic value of nonvested shares vested for the years ended December 31, 2008, 2009 and 2010 is $33, $20 and $3, respectively.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
20.	SHARE CAPITAL
The Company has 50,000,000,000,000 ordinary shares authorized with par value of $0.00002 per share.
As of January 1, 2008, the Company had 649,913,136 shares issued and outstanding.
In 2008, the Company issued 121,454 ordinary shares upon the vesting of the nonvested shares.
In 2009, the Company issued 121,455 ordinary shares upon the vesting of the nonvested shares.
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
On February 10, 2010, the Company issued 65,934,066 ordinary shares for the acquisition of Citylead (Note 4). On September 8, 2010, the Company issued 78,814,628 ordinary shares for the conversion of the Convertible Notes (Note 17). In addition, the Company also issued 16,454 ordinary shares upon the vesting of nonvested shares in 2010.
21.	OTHER OPERATING INCOME
Other operating income for year ended December 31, 2008 represented a gain of $2,443 recognized in connection with the reversal of the excess amount of accrued contribution recorded in previous years pursuant to the government-mandated defined contribution employee benefit plan upon the verification by the local government agency. For the year ended December 31, 2010 the other operating income of $1,109 mainly represented rental income recognized for renting out unoccupied office building space.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
22.	RELATED PARTY TRANSACTIONS
Techfaith Technology (Shenyang) Ltd. (“Techfaith Technology”) and De Ming Technology (Hangzhou) Ltd. (“De Ming”) (formerly known as Kang Mu Ni Electronics (Hangzhou) Ltd.) are subsidiaries of Techfaith Electronics Limited, a company established in September 2007, of which the Group’s Founder and CEO holds 43% equity interest.
For the years ended December 31, 2008, 2009 and 2010, purchase of raw materials, mobile phone products and services from related parties are as follow:

	Year ended December 31,
	2008	2009	2010

Techfaith Technology	$17,031	$3,479	$10,662
De Ming	2,373	1,154	125

Total	$19,404	$4,633	$10,787

For the years ended December 31, 2008, 2009 and 2010, sales of raw materials to related parties are as follow:

	Year ended December 31,
	2008	2009	2010

Techfaith Technology	$18,805	$833	$838
De Ming	—	—	21

Total	$18,805	$833	$859

As of December 31, 2009 and 2010, amounts due from a related party are as follow:

	December 31,
	2009	2010

Trade receivable:
Techfaith Technology	$9,941	$8,061

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
22.	RELATED PARTY TRANSACTIONS — continued
As of December 31, 2009 and 2010, amounts due to related parties are as follows:

	December 31,
	2009	2010
Trade payable:
Techfaith Technology	$7	$14
De Ming	259	32

Total	$266	$46

23.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.
As a result of acquisition of Citylead in February 2010, the Group adjusted its segment reporting since then. The business activities of previously reported handset design segment and product sales segment are now combined into one segment, named as original developed products (the “ODP”) segment. The business activities of QIGI Technology acquired in 2010 are now representing a new segment of the Group, named as brand name phone sales segment. Prior-year figures have been adjusted retrospectively.
The Group uses gross profit as the measure of each operating segment.
The financial information for each operating segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment1 is as follows:

	Year ended December 31,
	2008	2009	2010
Revenues
ODP	$208,850	$210,588	$222,549
Brand name phone sales	—	—	38,462
Game	—	488	10,866

Total net revenues	208,850	211,076	271,877

Cost of sales
ODP	(167,685)	(172,801)	(180,517)
Brand name phone sales	—	—	(22,066)
Game	—	(64)	(2,202)

Total cost of revenues	(167,685)	(172,865)	(204,785)

Gross profit	$41,165	$38,211	$67,092

[1]	The Group’s chief operating decision maker only reviews revenue and cost for each operating segment. Expenses are not allocated to each segment.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
23.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION — continued

	Year ended December 31,
	2009	2010
Assets
ODP	$184,863	$208,131
Brand name phone sales	—	31,675
Game	21,574	19,703
Reconciling amounts	44,230	44,444

Total assets	$250,667	$303,953

Reconciling amounts:
Corporate assets	$44,230	$44,444

	Year ended December 31,
	2008	2009	2010

Total expenditures for additions to long-lived assets
ODP	$2,194	$733	$3,254
Brand name phone sales	—	—	—
Game	—	334	953
Corporate assets	12,559	288	75

Total capital expenditure	$14,753	$1,355	$4,282

Revenues for the Group’s products and services are shown in the table below:

	Year ended December 31,
	2008	2009	2010

Net revenues
Products sales	$189,727	$206,106	$219,037
Design fees	16,863	2,335	1,752
Component sales related to design	2,260	2,147	1,760

Revenues related to ODP	208,850	210,588	222,549

Revenue related to Brand name phone sales	—	—	38,462

Wireless gaming service	—	470	5,625
Motion game device	—	—	5,097
PC online game	—	—	103
Mobile phone game design	—	18	41

Revenue related to Game	—	488	10,866

Total net revenues	$208,850	$211,076	$271,877

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
23.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION — continued

Geographic information
Revenues, classified by the major geographic areas in which the Group’s customers are located (for design contract and game related revenue, based on the address of the customer who contracted with the Group; for product sales, based on the address to which the Group ships product), were as follows:

	Year ended December 31,
	2008	2009	2010

Revenues from the PRC	$157,411	$192,644	$257,044
Revenues from countries other than the PRC	51,439	18,432	14,833

Total revenues	$208,850	$211,076	$271,877

24.	COMMITMENTS
(a)	Purchase commitments

The Group uses EMS providers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Group enters into contracts with certain manufacturers that allow them to procure inventory based on criteria defined by the Group. As of December 31, 2010, the Group had commitments under non-cancellable contracts that future minimum purchases are $1,865 in 2011.

(b)	Operating lease as lessee

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2011. Rental expenses under operating leases for the years ended December 31, 2008, 2009 and 2010 were $514, $1,152 and $1,093, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements are $279 which will be due in 2011.

(c)	Capital commitments

As of December 31, 2010, capital commitments for construction of property and purchase of plant, machinery and equipment are $3,106 which will be due in 2011.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
25.	MAJOR CUSTOMERS
The following tables summarize net revenues and accounts receivable from customers that accounted for 10% or more of the Group’s net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2008	2009	2010

A	N/A	N/A	11.4%
B	N/A	N/A	10.9%
C	12.3%	N/A	N/A
D	N/A	14.1%	N/A
E	N/A	10.1%	N/A
F	N/A	10.0%	N/A

	12.3%	34.2%	22.3%

A small number of customers have historically accounted for a substantial portion of our net revenue. In 2008, 2009 and 2010, our top three customers collectively accounted for approximately 28.8%, 34.2% and 30.4%, respectively, of our net revenues.

	Accounts receivable
	As of December 31,
	2009	2010

G	N/A	34.5%
H	16.7%	12.7%
I	N/A	10.6%
J	18.3%	N/A

	35.0%	57.8%

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
26.	NET INCOME PER SHARE
The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	Year ended December 31,
	2008	2009	2010
	(As restated)
Net income attributable to ChinaTechfaith Wireless Communication Technology Limited (numerator), basic	$8,001	$4,414	$27,840
Convertible Notes interest	—	—	1
Change in fair value of derivatives embedded in Convertible Notes	—	—	(1,280)

Net income attributable to ChinaTechfaith Wireless Communication Technology Limited (numerator), diluted	$8,001	$4,414	$26,561

Shares (denominator):
Weighted average ordinary shares outstanding	649,972,306	650,057,866	732,784,822
Effect of dilutive securities:
Weighted average shares from assumed vest of nonvested shares	90,006	6,054	7,080
Weighted average shares from the Convertible Notes, if converted	—	70,825,200	63,051,703

Weighted average shares used in computing diluted net income per share	650,062,312	720,889,120	795,843,605

Net income attributable to ChinaTechfaith Wireless Communication Technology Limited per share, basic	$0.01	$0.01	$0.04

Net income attributable to ChinaTechfaith Wireless Communication Technology Limited per share, diluted	$0.01	$0.01	$0.03

As of December 31, 2008, 2009 and 2010, the Group had share options outstanding equivalents to 131,636 ordinary shares that could have potentially diluted basic income per share in the future, but which were excluded in the computation of diluted income per share in the years presented, as their effect would have been anti-dilutive.
In 2009, the Convertible Notes could have potentially diluted basic income per share in the future, but which were excluded in the computation of diluted income per share in 2009, as its effect would have been anti-dilutive. Accordingly, the change in fair value of derivatives embedded in the Convertible Notes was not considered in calculating the net income attributable to China Techfaith Wireless Communication Technology Limited used for the calculation of diluted net income per share in 2009.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
27.	EMPLOYEE BENEFIT PLAN
Full time employees of the Group located in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries.
The total provisions for such employee benefits were $4,511, $2,244 and $2,505 for the years ended December 31, 2008, 2009 and 2010, respectively.
28.	STATUTORY RESERVES AND RESTRICTED NET ASSETS
As stipulated by the relevant law and regulations in the PRC, the Company’s subsidiaries, VIEs and VIE’s subsidiary in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under the accounting principles generally accepted in the PRC (the “PRC GAAP”). Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserve were $10,993 and $16,679 as of December 31, 2009 and 2010, respectively.
As a result of PRC laws and regulations, which require that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, VIEs and VIE’s subsidiary. As of December 31, 2010, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries, VIEs and VIE’s subsidiary in the Group not available for distribution was $120,370.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
29.	NONCONTROLLING INTERESTS
Techsoft Holding and its subsidiary
On March 17, 2006, the Group and QUALCOMM established TechSoft Holding, which engaged in the business of developing software applications for wireless communication devices. The Group and QUALCOMM hold 70% and 30% of TechSoft Holding’s share capital, respectively.
798 Entertainment, its subsidiaries and VIE
In July 2009, 798 Entertainment, a wholly owned subsidiary of the Group, issued 345,722 Class B Ordinary Shares to Infiniti Capital Limited (an independent third party), for $10,000 cash at an issuance price of $28.92 per share (“Base Price”), with par value of $0.01 per share. The Group incurred legal costs of $162 in relation to the issuance of these Class B Ordinary Shares. Therefore the net proceeds were $9,838.
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
After this issuance, the Group retained its control of 798 Entertainment, but reduced its share ownership in 798 Entertainment from 100% to 74.3%. This transaction was accounted for as an equity transaction. Therefore, no gain or loss is recognized in consolidated net income or comprehensive income. The initial carrying amount of the noncontrolling interest, $2,356, is calculated as the net assets of the investee, 798 Entertainment, times the noncontrolling’s percentage, 25.7%. The difference between the proceeds received, $9,838, and the initial carrying value of the noncontrolling interest, $2,356, was recognized as an increase in additional paid-in capital attributable to the Group.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)
29.	NONCONTROLLING INTERESTS — continued
798 Entertainment, its subsidiaries and VIE — continued
On September 8, 2010, the Note Holders of Convertible Notes issued by 798 Entertainment have converted 37.5% of the Convertible Notes’ face value to class B ordinary shares of 798 Entertainment at the predetermined conversion price of $28.92, and 129,668 class B ordinary shares were issued to the Note Holders with par value of $0.01. Upon this conversion of the Convertible Notes, the Group retained its control of 798 Entertainment, but further redued its share ownership in 798 Entertainment from 74.3% to 67.8%. This transaction was accounted for as an equity transaction, therefore, no gain or loss is recognized in consolidated net income or comprehensive income. The initial carrying amount of the noncontrolling interest, $3,546, is calculated as the net assets of the investee, 798 Entertainment, times the noncontrolling’s percentage, 32.2%, then less the value of the noncontrolling interest just before the conversion of Convertible Notes.
The carrying amount of accumulated other comprehensive income of 798 Entertainment was adjusted to reflect the change in the ownership interest of 798 Entertainment through a corresponding credit to additional paid -in capital attributable to the Group.
30.	SUBSEQUENT EVENT
Issuance of share option
On April 21, 2011, the Group granted 1,800,000 share options to its director, independent directors and an external consultant at the exercise price of $0.272 per share. 50% of these share options will be vested on the grant date and the remaining will be vested on April 21, 2012. The Group is in the progress of evaluating the grant date fair value of the options.
Establishment of new subsidiaries
In April, 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and Beijing E-town International Investment and Development Co Ltd (“BEIID”) entered into an agreement to set up a company to develop a mobile phone production line in Beijing. Techfaith Hangzhou and Techfaith Intelligent Handset Beijing will hold 49% and 11% of equity interest of the company, respectively and BEIID will hold 40% of equity interest of the company.
In May, 2011, Techfaith BVI and Administration Committee of Shenyang Puhe New Town (“PuHe”) entered into an agreement to set up a company to develop a mobile phone research facility and a production line in Shenyang. Techfaith BVI will hold 83.3% of equity interest of the company and PuHe will hold 16.7% of equity interest of the company.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended
	December 31,
	2009	2010
	(As restated)
ASSETS

Current assets:
Cash and cash equivalents	$649	$73
Amounts due from subsidiaries	100,840	107,030
Prepaid expenses and other current assets	65	17

Total current assets	101,554	107,120

Intangible assets	6	6
Investment in subsidiaries	101,978	157,749

TOTAL ASSETS	$203,538	$264,875

LIABILITIES AND EQUITY

Current liabilities:
Accrued expenses and other current liabilities	$1,268	$1,490

Total current liabilities	1,268	1,490

Equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, 650,156,045 in 2009 and 794,003,193 in 2010	13	16
Additional paid-in capital	113,657	139,495
Treasury stock, at cost (918,000 and nil shares as of December 31, 2009 and 2010, respectively)	(199)	—
Accumulated other comprehensive income	23,863	31,098
Retained earnings	64,936	92,776

Total equity	202,270	263,385

TOTAL LIABILITIES AND EQUITY	$203,538	$264,875

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
CONDENSED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended December 31,
	2008	2009	2010
	(As restated)

Net revenues	$—	$—	$—

Operating expenses:
General and administrative	(250)	(84)	(177)

Total operating expenses	(250)	(84)	(177)

Loss from operations	(250)	(84)	(177)
Interest income	346	1	—
Equity in earnings of subsidiaries	8,760	4,581	28,247
Change in fair value of the Put Option	(855)	(84)	(123)
Change in fair value of contingent acquisition consideration	—	—	(107)

Income before income taxes	8,001	4,414	27,840
Income taxes	—	—	—

Net income	$8,001	$4,414	$27,840

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

					Accumulated		Total
			Additional		other		share	Com-
	Ordinary shares		paid-in	Treasury	comprehensive	Retained	holders’	prehensive
	Number	Amount	capital	stock	income	earnings	equity	income

Balance at January 1, 2008	649,913,136	$13	$110,327	$(4,628)	$13,629	$52,521	$171,862
Cancellation of treasury stock	—	—	(4,628)	4,628	—	—	—
Foreign currency translation adjustments	—	—	—	—	10,466	—	10,466	$10,466
Share-based compensation	121,454	—	147	—	—	—	147
Net income	—	—	—	—	—	8,001	8,001	8,001

Balance at December 31, 2008	650,034,590	13	105,846	—	24,095	60,522	190,476	$18,467

Repurchase of ordinary shares	—	—	—	(199)	—	—	(199)
Foreign currency translation adjustments	—	—	—	—	77	—	77	$77
Share-based compensation	121,455	—	20	—	—	—	20
Capital contribution by a noncontrolling shareholder	—	—	7,791	—	(309)	—	7,482
Net income (as restated)	—	—	—	—	—	4,414	4,414	4,414

Balance at December 31, 2009 (as restated)	650,156,045	13	113,657	(199)	23,863	64,936	202,270	$4,491

Issue of ordinary shares for acquisition of Citylead	65,934,066	1	12,834	—	—	—	12,835
Cancellation of treasury stock	(918,000)	—	(199)	199	—	—	—
Conversion of the Convertible Notes	78,814,628	2	13,202	—	—	—	13,204
Foreign currency translation adjustments	—	—	—	—	7,235	—	7,235	$7,235
Share-based compensation	16,454	—	1	—	—	—	1
Net income	—	—	—	—	—	27,840	27,840	27,840

Balance at December 31, 2010	794,003,193	$16	$139,495	—	$31,098	$92,776	$263,385	$35,075

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED
ADDITIONAL INFORMATION — SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended December 31,
	2008	2009	2010
	(As restated)
Operating activities:
Net income	$8,001	$4,414	$27,840
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	147	20	1
Change in fair value of the Put Option	855	84	123
Gain on investment in subsidiaries, VIEs and VIE’s subsidiary	(8,768)	(4,598)	(21,997)
Change in operating assets and liabilities:
Amounts due from subsidiaries	(17,646)	(4,780)	(6,190)
Prepaid expenses and other current assets	28	71	48
Accrued expenses and other current liabilities	6	4	99

Net cash used in operating activities	(17,377)	(4,785)	(76)

Investing activity
Cash consideration paid for business acquisition of Citylead	—	—	(500)

Net cash used in investing activity	—	—	(500)

Financing activity
Repurchase of ordinary shares from market	—	(199)	—

Net cash used in financing activity	—	(199)	—

Net decrease in cash and cash equivalents	(17,377)	(4,984)	(576)
Cash and cash equivalents at the beginning of the year	23,010	5,633	649

Cash and cash equivalents at the end of the year	$5,633	$649	$73

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