Form 20-F
period 2011-12-31
China Techfaith Wireless Communication Technology LTD
filed 2012-04-27
CIK 1316317

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-51242

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building C, No. 5A Rong Chang East Street Beijing Economic-Technological Development Area (Yi Zhuang) Beijing 100176 People’s Republic of China

(Address of principal executive offices)

Jay Ji

Director of Investor Relations

China Techfaith Wireless Communication Technology Limited

Building C, No. 5A Rong Chang East Street

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐  No  ☐

ITEM 16H. Mine Safety Disclosure	64

PART III	65

ITEM 17. Financial Statements	65

ITEM 18. Financial Statements	65

ITEM 19. Exhibits	65

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

•	“Tecface Communication Equipment Beijing” refers to Tecface Communication & Equipment (Beijing) Limited., our 60% owned subsidiary in China

•	“Tecface International Mobile” refers to Tecface International Mobile (Shenyang) Co. Limited, our 83.3% owned subsidiary in China;

•	“Tecface Technology” refers to Tecface Communication Technology (Beijing) Limited (formerly known as STEP Technologies (Beijing)Co., Ltd), our wholly owned subsidiary in China;

•	“Techfaith China” refers to Techfaith Wireless Communication Technology (Beijing) Limited (formerly known as Beijing Techfaith R&D Co., Ltd.), our wholly owned subsidiary in China;

•	“Techfaith Hangzhou” refers to Techfaith Wireless Communication Technology (Hangzhou) Limited, our wholly owned subsidiary in China;

•	“Techfaith Intelligent Handset Beijing” refers to Techfaith Intelligent Handset Technology (Beijing) Limited, our wholly owned subsidiary in China;

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

•	“Citylead” refers to Citylead Limited, our 100% owned subsidiary in the British Virgin Islands (“BVI”);

•	“Fair Nice” refers to Fair Nice Technology Limited, our wholly owned subsidiary in the BVI;

•	“QIGI Technology” refers to QIGI&BODEE Technology (Beijing) Co., Ltd., our variable interest entity in China; and

•	“Techfaith Interactive” refers to Beijing Techfaith Interactive Internet Technology Limited, our variable interest entity in China.

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

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	$143,444	$208,850	$211,076	$271,877	$323,800
Gross profit	38,649	41,165	38,211	67,092	85,236
Operating expenses	(47,440)	(40,125)	(24,881)	(32,323)	(50,191)
Government subsidy income	1,734	3,081	481	159	224
Other operating income	—	2,443	—	1,109	2,824
Income (loss) from operations	(7,057)	6,564	13,811	36,037	38,093
Equity in loss of an affiliate	(851)	—	—	—	—
Net income (loss)	(3,621)	7,349	2,386	28,658	29,810

Less: Net loss (income) attributable to noncontrolling interest	1,200	652	2,028	(818)	(2,683)

Net income (loss) attributable to Techfaith	$(3,272)	$8,001	$4,414	$27,840	$27,127
Earnings per share:
Net income (loss) per share attributable to Techfaith
— Basic	$(0.01)	$0.01	$0.01	$0.04	$0.03
— Diluted	$(0.01)	$0.01	$0.01	$0.03	$0.03
Shares used in per share computation
— Basic	649,807,421	649,972,306	650,057,866	732,784,822	794,003,193
— Diluted	649,807,421	650,062,312	720,889,120	795,843,605	794,003,193

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$84,754	$78,926	$130,544	$198,536	$250,637
Accounts receivable	40,014	37,804	28,992	19,241	6,715
Inventories	50,763	37,763	22,937	17,745	7,984
Total assets	234,861	220,064	250,667	303,953	367,409
Total current liabilities	60,739	28,248	28,700	33,976	41,028
Total non-current liabilities	—	—	18,029	430	396
Total liabilities and equity	$234,861	$220,064	$250,667	$303,953	$367,409
Number of treasury stock	8,655,000	—	918,000	—	—
Number of ordinary shares issued	649,913,136	650,034,590	650,156,045	794,003,193	794,003,193

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

Our limited operating history makes evaluating our business and prospects difficult.

We commenced operations in July 2002 and completed our first mobile handset design project in September 2003. We started selling completed handsets in 2006 and such product sales constituted 65.7% of our total net revenues in 2011. With the acquisition of the Citylead in 2010, we began to design our QIGI branded mobile phones, leveraging the design capabilities and EMS suppliers from our ODP business. Our brand name phone sales business contributed 14.1% and 20.9% of our total revenue in 2010 and 2011, respectively. We started to develop our game business in 2008, which constituted less than 1.0% of our total revenues in 2009 but approximately 4.0% and 13.4% of our total revenues in 2010 and 2011, respectively. We have a limited operating history, especially in the game business, which may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:

•	achieve and maintain our profitability and margins;

•	acquire and retain customers;

•	attract, train and retain qualified personnel;

•	maintain adequate control over our costs and expenses;

•	keep up with evolving industry standards and market developments; or

•	promptly respond to competitive and changing market conditions.

If we are unsuccessful in addressing any of the above risks, our business may be materially and adversely affected.

If we do not succeed in our expansions into new businesses, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new businesses from time to time to generate additional revenue streams. Expansions into new businesses may present operating and marketing challenges that are different from those that we currently encounter. For each new business into which we enter, we face competition from existing leading players with abundant experience in that business. If we cannot successfully address the new challenges and compete effectively against the existing leading players and gain experience in each new business, we may be unable to develop a sufficiently large customer and user base, recover the costs incurred for developing and marketing new businesses, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Our financial results have been, and are expected to continue to be, affected by economic conditions in the global markets and in China as well as by changes in the relevant industries in China. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions. Entering into 2011, inflation remained the main risk for China’s economy. The main causes of China’s inflationary pressure included the massive liquidity stimulus introduced after the global financial crisis in 2009 and rising commodity prices. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Entering into 2012, we expect that China’s economy will continue to be subject to uncertainties, in addition to weaknesses in the global economy.

To cope with the global economic downturn and inflation, we undertook a human resource restructuring in 2008 and streamlined our business processes to improve efficiency. As of December 31, 2009, 2010 and 2011, we had 518, 471 and 470 employees, respectively. There is no assurance that we can continue to effectively meet market demand with our current restructured work force. If we cannot timely and effectively meet market demand with our restructured work force, our business may be materially and adversely affected.

Any persistent slow-down in China’s economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns for our products and services. If consumer demand for the products and services we offer decreases, our revenues may decline. Furthermore, the recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slow-down of the Chinese economy may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by the continuing global economic downturn and any slow-down of the Chinese economy.

If we cannot keep up with industry standards and design or offer new mobile handset models for sale in a timely and cost-efficient manner to meet customer demand, our business will be materially and adversely affected.

The mobile handset market is characterized by changing end user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence, price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. If we cannot design new mobile handset models for sale in a timely and cost-efficient manner to meet our customers’ demand, our business will be materially and adversely affected.

We might not be able to innovate, develop and bring our mobile products and location-based services or other services to market and delays in the ramp-up of new product deliveries may results from a variety of factors including failure to anticipate consumer trends and needs, insufficient and ineffective internal and external execution in our research and product development process or an inability to secure sufficient quantities of necessary components or software assets from suppliers on a timely basis.

As the market for 2.75G and third-generation, or 3G and 4G, mobile handsets continues to develop, our existing and potential customers may increasingly demand more 3G and 4G mobile handsets. Since 2006, we have begun to design 2.75G, 3G and 3.5G mobile handsets. We have received orders for 3G and 3.5G mobile handset designs and in 2007 we launched the WCDMA/GSM dual mode dual standby phone. In 2010, we launched motion gaming mobile devices and TV phones. In 2011, we launched high standard, ruggedized mobile phone. During 2010 and 2011, we also received increased sales orders from our customers for the above products.

However, we cannot assure you that there will be sufficient customer demand for such phones in the future. Further, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality and time to completion. Our failure to meet customer demand and expectations could hurt our reputation and affect our business and cost us existing customers and negatively affect our results of operations. QUALCOMM Incorporated, or QUALCOMM, has also lowered the entry barrier for many smaller handset companies through the introduction of MSM6240 and MSM6270 chipsets for the production of 3.5G mobile phones. In addition, Google Android mobile operating system is widely adopted with less differentiation among different operating systems, greatly increasing the level of competition in this area. MediaTek has also launched 2 chipsets, namely MT6573 and MT6575, and this greatly increased the level of competition for the Android smart phones market. These chipsets further lowered the entry barrier for companies that are interested in developing smart phones based on the Android operating system and eventually increased the level of competition within the mobile phone industry.

The introduction of Google Android represents both opportunities and threats for us. We need to shift our focus from Windows Mobile OS to Google Android platform and we may face difficulties in adapting our technology to work with the new operating system. The Android OS is being commonly adopted by most of our competitors and with less differentiation within each of their operating systems, presenting bigger threats and tougher competition for us in this area. More co-operation with third parties software providers are also required to make our products compatible with Android OS, which may in turn increase our research and development expenditure in this area.

The availability and success of Google’s Android platform has made entry and expansion in the smart phone market easier for a number of hardware manufacturers which have chosen to join Android’s ecosystem, especially at the mid to low range of the smart phone market. We expect that this will increase our competition and is likely to reduce our gross margin.

The addressable market for feature phones may further reduce in size if the higher-end price points become dominated by more affordable smart phones, such as Android-based smart phones. In some regions, especially in Europe and China, overall market demand for feature phones may decline further, which may materially and adversely affect our business.

If our customers fail to achieve success in their business, our business and results of operations may be materially and adversely affected.

If any of our major customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our original developed products, or ODP, business and brand name phone sales. Accordingly, our success depends on our customers’ success in their business. Our largest customer in 2009, 2010 and 2011 contributed approximately 14.1%, 11.4% and 14.9% of our net revenues, respectively, and our largest three customers in 2009, 2010 and 2011 contributed approximately 34.2%, 30.4% and 37.6% of our net revenues, respectively. We are not certain whether our customers will be able to achieve success in their business or how long they will remain competitive in their business even if they are initially successful. If any of our customers experiences financial difficulty or is otherwise unable to achieve success in its own business, our business and results of operations may be materially and adversely affected.

Due to the global economic recession, many local and regional telecom operators in China have reduced their subsidies on their mobile phones and modems, which in turn drive up the prices charged to end users. This may reduce the demand from the end users and eventually affect our business.

We are exposed to inventory risks and the credit risk in relation to our customers.

As our product sales constitute the majority of our revenues, we are correspondingly exposed to inventory risks. Although we arrange with our electronics manufacturing services, or EMS, providers for product manufacturing according to the sales orders we receive, we nevertheless need to order some raw material and components in advance of assigning them to the EMS providers and to build inventory in advance of customers’ orders to balance the longer lead time for components and shorter delivery time requested by our customers. Because demand for our products is affected by a number of factors, including competition and general economic conditions, there is a risk that we may forecast customer demand incorrectly and order from third parties in excess or insufficient inventories of particular products.

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

We rely on our suppliers for procuring the raw materials and components required for the manufacturing of the mobile handsets that we sell to our customers. As we do not have our own manufacturing facilities, we rely on EMS providers for the assembling and manufacturing of these products. If these suppliers or EMS providers fail to deliver their goods or services to us in a timely manner and fail to meet our quality standard, our ability to deliver the finished products to our customers on a timely basis will be affected. If we fail to maintain our relationships with existing suppliers or EMS providers or fail to find new suppliers or EMS providers on competitive terms, our business operations and financial results may be materially and adversely affected.

A supplier may fail to meet our requirements, such as, most notably, the product quality, safety, security and other standards set by us or our customers. Consequently, some of our products may be unacceptable to us and our customers, or may fail to meet our quality control standards. In case of issues affecting a product’s safety or regulatory compliance, we may be subjected to damages due to product liability, or defective products, components or services may need to be replaced or recalled.

The mobile handset market and game market in China are highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.

The mobile handset market in China is intensely competitive and highly fragmented. We face current and potential competition from established suppliers of wireless communications solutions to mobile device manufacturers. These competitors include original design manufacturers such as Sim Technology Group Limited, BYD Electronico Limited and Longcheer Holdings Limited.

We are also facing greater competition from the existing popular branded mobile phone companies, such as Apple, Samsung, ZTE, Huawei and others. Compared against these competitors, our own branded mobile phones may lack market awareness, cost advantages, and good distribution channels. This may in turn result in lower demand levels and fewer shipments for our branded mobile phones in the future.

We also face competitors that outsource the manufacturing to EMS providers because they, like us, do not own the necessary manufacturing facilities. For this group of competitors, the outsourcing of the manufacturing process allows lower operating costs and reduced capital investments and other fixed costs. This in turn results in low barriers of entry, and accordingly may lead to an increasing number of new players into this market in the near future.

We are also facing greater competition in the game market from existing popular game providers and publishers such as Tencent Games, The9 Limited and Shanghai Shenda Company Limited. Many of our current and potential competitors have significantly greater financial, technical, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete successfully against our current or future competitors.

Our strategy to acquire or invest in complementary businesses and assets to establish strategic alliances involves significant risk and uncertainties that may prevent us from achieving our objectives and harm our financial condition and results of operations.

As part of our plan to expand our product and service offerings, we have made and intend to continue making strategic acquisitions or investments in complementary businesses in China. Our strategic acquisitions and investments could subject us to uncertainties and risks, including:

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

Our failure to address these uncertainties and risks may have a material adverse effect on our financial condition and results of operations. In addition, we may establish strategic alliances with various third parties to further our business purpose from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by counter-parties, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business.

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

We rely on a combination of patents, trademarks, trade secret laws and copyrights, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and the steps we have taken to protect our intellectual property may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us, which could harm our business and competitive position. Although we are not currently involved in any litigation, we may need to resort to court action to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with regards to the PRC legal system could adversely affect us.”

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

Our future success depends heavily upon the continued services of our senior executives, especially our Chairman and Chief Executive Officer, Mr. Defu Dong. We rely on the experience of our senior executives in mobile handset design and our manufacturing, business operations and selling and marketing and also depend on their relationships with our customers. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

Several executives of our company, including Mr. Defu Dong, have been involved in litigation, arbitration or administrative proceedings in the past. Although we are not aware of any pending claims against us or our executives in 2011, any future litigation or administrative proceedings involving any of our key executives may result in diversion of management attention away from our business, or damage to our reputation. In addition, if any of our executives joins a competitor or forms a competing company, we may lose our customers. If any disputes arise between our executive officers and us, we cannot assure you the extent to which our rights could be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

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

In addition, acts of terrorism, fires or natural disasters such as earthquakes that affect where our principal offices are located or other locations where we have substantial business operations, may lead to significant loss of revenue by disrupting our business operations and may also materially and adversely affect our business. For example, the 9.0 magnitude earthquake that took place in Japan in March 2011 disrupted the supply of various components, which affected our production schedule for several products. Also, the unstable situation and ongoing conflict in the Middle East has also affected our business in several ways, such as the reduction of orders from customers and the increase of shipment costs to and from these regions.

Failure to maintain effective internal controls and other factors could have a material and adverse effect on the trading price of our ADSs.

Certain factors, including a failure to maintain effective internal control or any restatement of our financial statements, could cause the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in each of their annual reports. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of each public company’s internal controls over financial reporting. These requirements apply to this annual report on Form 20-F.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. See “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to maintain effective internal control in the future, and if we fail to maintain effective internal control in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002.

In addition, we previously restated our financial statements as of and for the year ended December 31, 2009 to reflect a correct treatment of certain senior secured convertible promissory notes. Despite our best efforts to carefully consider and analyze accounting implications of non-routine events, we cannot be sure that there will not be restatements in the future, which may in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

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

As we continue to sell completed feature phones and smart phones to our customers, we are exposed to potential product liability claims in the event that the use of our products causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether successful or not, are costly and time-consuming to defend. Also, although we have not been found to produce defective products in the past, in the event that our products prove to be defective , we may be required to recall or redesign such products, which could result in substantial costs, diversion of management attention and resources and damage to our reputation. However, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries.

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

Our mobile handset designs are complex and must meet stringent quality requirements. Complex designs such as mobile handset designs sometimes contain defects, errors and bugs when they are first introduced. If any of our designs have reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged, and customers may be reluctant to continue their contract with us, which could harm our ability to retain existing customers and attract new customers. Because we cannot test for all possible scenarios, our product designs may contain errors that are not discovered until mobile handsets have gone into mass production. These problems may result in a loss of our customers as well as claims against us. We face such risk not only in the case of the customers for our handset design services, but also in the case of the customers for our product sales. As our revenues continue to be increasingly dominated by product sales, any design defects in the mobile handsets that we sell to such customers may subject us to liability. We cannot assure you that we will not be subject to claims by our customers in the future, and if we fail on the merits of these claims, our business and results of operations could be materially and adversely affected.

We face risks and uncertainties regarding our games business.

Our games business is comparatively new and faces rapidly evolving industry landscape and concepts; as a result, its performance is subject to a high degree of uncertainty. Our operating results with respect to games will continue to depend on numerous factors beyond our control, including: the growth in mobile handset use, personal computer use, Internet use, broadband users, mobile and online games penetration in China and other markets and the rate of any such growth; general economic conditions; the availability of other forms of entertainment; and changes in consumer demographics and public tastes.

Our ability to plan for product development, distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. There is no assurance that we would able to track and respond to these changes in consumer preferences in a timely and effective manner.

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

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game and mobile game industry or if our contractual arrangements are found to be inadequate in any way, we could be subject to severe penalties and our business, financial condition and results of operations may be materially and adversely affected.

As a Cayman company, we are classified as a foreign enterprise under PRC laws and regulations. Certain PRC regulations restrict foreign ownership of companies that operate mobile games or online games and prohibit foreign and foreign-invested enterprises from applying for or holding the licenses required to operate online games in China or to operate culture-related business on the internet (excluding music). To comply with PRC laws and regulations, we entered into contractual arrangements with Techfaith Interactive, our variable interest entity in the PRC, under which Techfaith Interactive is to operate all of our mobile and online game business in China. Techfaith Interactive holds the necessary license to operate our mobile and online game business in China. We also have similar contractual arrangements with QIGI Technology, our other variable interest entity in the PRC. For details of these contractual arrangements with our variable interest entities, see “Item 4. Information on the Company — A. History and Development of the Company” and Note 1 to our consolidated financial statements included in this annual report on Form 20-F. These contractual arrangements may be subject to reviews by the PRC government from time to time, including under certain recently promulgated circulars and rules. See “— Uncertainties with respect to the PRC legal system could adversely affect us.” If the relevant government authorities find that these agreements do not comply with the relevant laws and regulations, we may be subject to severe penalties and our business, financial condition and results of operations may be materially and adversely affected.

Under the abovementioned arrangements, shareholders of our variable interest entities have pledged all of their equity interests in the relevant variable interest entities to our wholly-owned subsidiaries. Techfaith Interactive has registered its equity pledge with the relevant local administration for industry and commerce; QIGI Technology is in the process of such registration and expects to complete such registration in 2012. Until an equity pledge agreement is registered, we may not be able to successfully enforce the relevant pledge against any third parties who may acquire the equity interests in the relevant variable interest entity in good faith. Nevertheless, the current lack of registration of duly executed equity pledge agreements for QIGI Technology does not affect our ability to enforce the agreements against the current shareholders of QIGI Technology if necessary.

Our business benefits from certain tax incentives, and changes to these tax incentives could adversely affect our operating results.

Our income tax is primarily governed by the new Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. Prior to December 31, 2008, Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai applied for High and New Tech Enterprises, or HNTE, status that would allow for a reduced applicable tax rate of 15% under the EIT Law. The official HNTE certificates were issued to Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai on December 24, 2008. One Net has obtained the new HNTE certificate in September 2011 under the New EIT Law. Beginning from 2011, the income tax rate for One Net is 15%.While the certificates are valid for three years, we believe we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Accordingly, Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future.

Some of our Chinese subsidiaries, including TechSoft and Techfaith Hangzhou, also enjoyed various income tax exemptions because they were qualified as “production enterprises” before January 1, 2008. Based on the transition rules of the EIT Law, those Chinese subsidiaries continue to enjoy preferential tax rates from 2008 through 2012 due to the preferential tax qualification obtained prior to January 1, 2008. Those subsidiaries in China will not continue to receive such preferential tax treatment after the transition period. There is no assurance that our subsidiaries in China will continue to receive any other preferential income tax treatment. If any of these incentives are reduced or eliminated by government authorities in the future, the effective tax rates of our subsidiaries in China and our effective tax rates on a consolidated basis could increase significantly. Any such change could adversely affect our operating results. See “Item 4. Information on the Company — B. Business Overview — Regulations — Tax.”

Under the EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangement with China that provides for a different withholding arrangement. Dividends of our PRC subsidiaries that are directly held by our Hong Kong subsidiary historically benefited from a reduced withholding tax rate of 5% under the arrangement to avoid double taxation between Hong Kong and the PRC. However, under recently implemented PRC regulations, now our Hong Kong subsidiary must obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the 5% preferential withholding tax rate in accordance with the double-taxation agreement between the PRC and Hong Kong. As stipulated in implementing rules published in year 2009, our Hong Kong subsidiary shall fulfill the requirement for “beneficial owner” of the dividend to enjoy the preferential withholding tax rate but given the relatively short history of these implementing rules, but we cannot assure you that our Hong Kong subsidiary would be able to qualify for the 5% preferential withholding tax rate in the future.

Our subsidiaries in China are subject to restrictions on dividend payments, or making other payments to us or any other affiliated company.

We are a holding company incorporated in the Cayman Islands. We conduct substantially all of our operations through our subsidiaries in China. Current PRC regulations permit our subsidiaries in China to pay dividends only out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are each required to set aside at least 10% of their respective after tax profits each year, if any, to fund certain reserve funds until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, if any of our subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict the subsidiary’s ability to pay dividends or make other payments to us.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our income originated both within and outside the PRC and PRC income tax withholding for any dividends we pay to our non-PRC shareholders.

Under the EIT Law and relevant implementing rules, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The implementing rules of the EIT Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. The guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident is set forth in a notice and a bulletin issued by the PRC State Administration of Taxation, or SAT, in 2009 and 2011, respectively. The notice and the bulletin apply to a Chinese-controlled offshore incorporated enterprise, which is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. See “Item 4 Information on the Company — B. Business Overview — Regulation — Tax”. Based on our analysis of the current facts, we believe that Techfaith and its overseas subsidiaries should not be treated as resident enterprises for PRC tax purposes. However, it continues to be unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2009, 2010 and 2011, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that Techfaith or its overseas subsidiaries should be treated as a “resident enterprise” for PRC tax purposes after January 1, 2008, the effective date of the EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, but will exclude any dividend income we receive from our domestic subsidiaries, which are exempted taxable income under the EIT Law. If we and our overseas subsidiaries are treated as “resident enterprises” and are required to pay income tax for dividends paid to our offshore subsidiaries which are not treated as “resident enterprises”, it will materially and adversely affect our financial condition and results of operations.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

We conduct substantially all of our business through our subsidiaries established in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, PRC laws applicable to wholly foreign-owned enterprises and Sino-foreign joint ventures. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. For example, in August 2011, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement an earlier circular of the General Office of the State Counsel. The MOFCOM Security Review Rules came into effect on September 1, 2011. Under these circulars and rules, a MOFCOM security review is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement through various means, including by structuring transactions through proxies, indirect investments and control through contractual arrangements. There is no explicit provision or official interpretation stating that our mobile game business or online game business is subject to security review, and review is not required for mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6. As we have already obtained “de facto control” over our variable interest entities prior to the effectiveness of these abovementioned circulars and rules, we do not believe we are required to submit our existing contractual arrangement to the MOFCOM for a security review. However, as these circulars and rules are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, there is no assurance that the MOFCOM will have the same view as we do when applying these circulars and rules.

Such abovementioned uncertainties may limit legal protections available to us and materially and adversely affect our business. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The laws and regulations governing Internet-related businesses in China are developing and subject to future changes. If we or any of our PRC operating subsidiaries or variable interest entities fail to obtain or maintain all applicable permits and approvals, our business and operations may be materially and adversely affected.

All Internet-related businesses in China are highly regulated by the PRC government. See “Item 4. Information on the Company — B. Business Overview — Regulation.” Techfaith Interactive, through which we operate our online games business in the PRC, is required to obtain applicable permits or approvals from different regulatory authorities in order to operate online games. If Techfaith Interactive fails to obtain or maintain any of the required permits or approvals or if any of our practice is later challenged by government authorities, we may also be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in business operations may materially and adversely affect our financial condition and results of operations.

New laws and regulations may be adopted in the future to address new issues that arise from time to time, such as online advertising and the use of virtual currency in online games. Also, different regulatory authorities may have different views regarding the licensing requirements for the operation of online games and related businesses. As a result, there is, and will continue to be, substantial uncertainty in the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry and related businesses. While we believe that we are in material compliance with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found to be in violation of any current or future PRC laws and regulations in the future.

Additional government regulations resulting from negative publicity in China regarding Internet-related aspects of our business or otherwise may have a material adverse effect on our business, financial condition and results of operations.

Currently there are no laws or regulations in the PRC specifically governing virtual asset property rights and if we, in operating any online games, are found to have liabilities regarding losses of virtual assets, our business and operations maybe materially and adversely affected.

In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of a user’s game characters, are acquired and accumulated. Such virtual assets can be important to online game players and in some cases are exchanged between players for monetary value. Virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a network service delay or by a network crash. It is unclear under PRC law whether an operator of online games such as Techfaith Interactive would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Several past judgments by PRC courts have required the online game operators to return the virtual items or be liable for the loss and damage incurred from the loss of the virtual items. In case of a loss of virtual assets, Techfaith Interactive may be sued and may be held liable for damages, which may negatively affect our business, financial condition and results of operations. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

As of the date of this annual report, our management collectively beneficially owns approximately 32.1% of our outstanding shares. They and the other shareholders with registration rights may cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

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

Sales of the above-mentioned registered shares and other shares in the public market could cause the price of our ADSs to decline.

The market price for our ADSs has been and may continue to be volatile.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for mobile handsets and games;

•	changes in the economic performance or market valuations of other mobile handset design houses, original design product providers or manufacturers;

•	performance of other China-based companies that are listed on NASDAQ;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel; and

•	fluctuations of exchange rates between the RMB and U.S. dollar.

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

As of the date of this annual report, our directors and executive officers as a group beneficially own 32.1% ordinary shares of our company, of which Mr. Defu Dong, our Chairman and Chief Executive Officer, beneficially owns 254,695,000 ordinary shares (constituting approximately 32.1% of our current total issued and outstanding shares), and have the power to vote on behalf of the record holders of these shares over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that it is likely that we were classified as a “passive foreign investment company,” (or a “PFIC”), for United States federal income tax purposes for our taxable year ended December 31, 2011, and we will very likely be a PFIC for our current taxable year ending December 31, 2012 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

Our principal executive offices are located at Building C, No. 5A, Rong Chang East Street Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, the People’s Republic of China. Our telephone number at this address is +86 10 5822-8888. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our telephone number at this address is +1 (345) 949-8066. Our agent for service of process in the U.S. is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

In 2008, we began to offer mobile and online games developed by our subsidiary or licensed from third parties. To raise funds for the game business, our subsidiary, Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes to the IDG Funds in June 2009. Pursuant to conversion options granted to them under the relevant investor rights agreement, the IDG Funds exercised their conversion rights in relation to the notes in September 2010, converting 62.5% of the principal amount of the notes into our ordinary shares and the remaining principal amount into ordinary shares of Leo Technology Limited, now 798 Entertainment Limited. As a result of the conversion, the IDG Funds now hold 78,814,628 of our ordinary shares, represented by 5,254,309 ADSs which the IDG Funds may offer and sell from time to time. In August 2010, we introduced a new product line-motion game, which generated an aggregate of US$5.1 million revenue in the fourth quarter of 2010.

On May 14, 2009, we entered into contractual arrangements with Techfaith Interactive for the operation of our online game business. Through exclusive business cooperation agreements with Techfaith Interactive, we provide complete business support services and consulting services to Techfaith Interactive in exchange for substantially all of the net income of Techfaith Interactive. Through a series of contractual arrangements with Techfaith Interactive’s equity owners, we have the ability to effectively control Techfaith Interactive’s daily operations and financial affairs and the right to receive benefits from Techfaith Interactive. Therefore, we are the primary beneficiary of Techfaith Interactive. Techfaith Interactive currently operates our entire online game business in China and holds the necessary licenses for the business. For details of our arrangement with Techfaith Interactive, also see Note 3 to our consolidated financial statements included in this annual report on Form 20-F.

On February 10, 2010, we acquired Citylead, together with its subsidiaries and obtained control over Citylead’s variable interest entity, QIGI Technology, a domestic brand mobile phone company. The consideration consisted of $500,000 in cash and 65,934,066 of our ordinary shares at a fair value of $0.19 per ordinary share paid as of the date of acquisition as well as certain receivables contingent upon QIGI Technology’s operating performance for 2010 and 2011. Through this acquisition, QIGI Technology became our variable interest entity, and we expanded our branding business to target enterprise users and operator-tailored customers.

In May 2010, we sold 49% equity interest in our wholly-owned subsidiary, Time Spring Limited, or Time Spring, to Billion Team Asia Limited, or Billion Team, an affiliate of D Magic Mobile (Shanghai) Incorporation, an independent third party, or D Magic Mobile, for $49.00. Time Spring was a shell company without any substantial operations prior to May 2010, and after this transaction, we owned 51% of Time Spring. Time Spring in turn owns Media Chance Limited, an entity in Hong Kong which owns 100% of Glomate. After the restructuring, Billion Team granted Glomate the right to produce mobile phones with certain well-known brands. Glomate will focus on licensing well-known, international brands for high-end, brand-name mobile phones and add to our effort to maintain our existing strong presence in the market for ODP in China.

In September 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and Beijing E-town International Investment and Development Co Ltd, or BEIID, established a joint venture, Tecface Communication Equipment (Beijing) Ltd., which engages in developing a 10 million-unit capacity smart phone production line in Beijing. Techfaith Hangzhou and Techfaith Intelligent Handset Beijing hold 49% and 11% of the equity interest of Tecface Communication Equipment Beijing and BEIID holds the remaining 40% share equity of this entity.

In December 2011, we announced that we received approval from the Shenyang Government for the acquisition of approximately 11.5 acres in Shenyang City’s Shenbei New District. This new facility will include integrated research and development as well as sales and distribution capabilities. The land contract is valued at approximately RMB 14.4 million (approximately US$2.3 million) and the new facility is part of a broader, major subsidiary development project between Techfaith and the Shenyang High and New Investment Co. Limited ,or Shenyang Investment , and the subsidiary of PuHe New Town Administration Committee, or PuHe, to establish Tecface International Mobile (Shenyang) Co., Limited. As part of this investment project, TechFaith expects to invest approximately RMB 200 million (approximately US$31.5 million) over the next three years. Shenyang Investment is expected to invest approximately RMB 40 million (US$6.3 million) in the subsidiary development project and to provide up to RMB 10 million (US$1.6 million) to TechFaith as an investment incentive. The subsidiary will be 16.7% owned by Shenyang Investment and 83.3% owned by TechFatih.

Our capital expenditures mainly relate to our purchase of plant, machinery and equipment related to our business operations. Our capital expenditures amounted to US$1.4 million, US$4.3 million and US$26.0 million in 2009, 2010 and 2011, respectively. Our capital expenditures for 2011 were mainly financed from our operating cash flow.

B. Business Overview

We are a China-based ODP provider focused on the original design and development of handsets and sales of finished products to our local and international customers. While we maintain the stable growth of product sales, we enter into new businesses, such as, the branded mobile phone business, to generate additional revenue streams as part of our growth strategy.

In 2011, our business comprised the following three areas: (1) ODP business; (2) brand name phone sales; and (3) game business. Revenues generated from ODP business accounted for approximately 99.8%, 81.9% and 65.7% of our total revenues in 2009, 2010 and 2011, respectively. Revenues generated from brand name phone sales accounted for approximately 0%, 14.1% and 20.9% of our total revenues in 2009, 2010 and 2011, respectively. Revenues generated from game business accounted for approximately 0.2%, 4.0% and 13.4% of our total revenues in 2009, 2010 and 2011, respectively.

Geographically, revenues generated from PRC domestic customers accounted for approximately 91.3%, 94.5% and 97.7% of our total revenues in 2009, 2010 and 2011, respectively. Revenues generated from oversea customers accounted for approximately 8.7%, 5.5% and 2.3% of our total revenues in 2009, 2010 and 2011, respectively.

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

In 2006, we expanded our business from an independent design house to an ODP provider. As an ODP provider, we not only provide handset design services but also sell finished products by subcontracting EMS providers to assemble or manufacture mobile phone handsets to meet the demand of our customers. In 2010, we acquired QIGI brand so that we may design our QIGI branded mobile phones, leveraging the design capabilities and EMS suppliers from our ODP business. Currently, our revenues from product sales comprise the majority of our total net revenues. Our revenues from ODP products as a percentage of our total net revenues increased from over 46% in 2006 to 70% in 2007 to over 90% in 2008 and 2009, and decreased to 81.9% in 2010 and 65.7% in 2011 due to increased revenue in our game business and brand name phone sales business.

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

We put emphasis on the branding of our mobile handset products because branded products — especially products bearing well-known brands and images — offer a higher profit margin compared with other mobile handsets we sell. For instance, in the first quarter of 2010, we obtained control of QIGI Technology which became one of our variable interest entities. QIGI Technology is a company based in China and focused on the sale of smart phones. After the acquisition, QIGI Technology operated largely independent of our existing operations; we have been, and intend to continue, focusing on promoting QIGI as an important Techfaith brand, with emphasis on QIGI brand smart phones.

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

In 2008, we began to develop our game business through One Net. We began providing mobile game services in 2009 and launched games and introduced the motion game device in the fourth quarter of 2010. We not only sell motion game controllers and accessories, but also design and manufacture mobile phones with motion game controller functions. Our motion game generated US$5.1 million and US$42.8 million in terms of revenues for the years ended December 31, 2010 and 2011, respectively.

Products and Services

Our products and services comprise: (1) ODP; (2) brand name phone sales; and (3) game business.

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

Brand name phone sales

In February 2010, we acquired Citylead together with its subsidiaries and obtained control over Citylead’s variable interest entity, QIGI Technology, a domestic brand mobile phone company. Through this acquisition, we obtained the QIGI brand and commenced to sell brand name phones in the brand name phone sales segment under the QIGI brand. We now operate a relatively new business segment for the sales of brand name phones. We emphasize the brand of our mobile handset products because branded products — especially products bearing well-known brand names and images — offer a higher profit margin compared with other mobile handsets we sell. As a result of this business line, we changed our segment reporting in the first quarter of 2010, and the business activities of QIGI Technology now represent such segment — the brand name phone sales segment.

Game

We began providing motion game services free of charge in 2010. Gamers can use motion game controllers or mobile phones with motion game function to play motion games, which can be downloaded from www.17vee.com free of charge. The controller or mobile is able to support hundreds of motion games such as racing, shooting, tennis, track and field. The motion game controller can be accessed through Bluetooth connection with the end user’s computer or laptop. Revenue from sales of motion game controllers and mobiles are recognized upon the delivery of goods and the transfer of ownership to customers. Usually we receive advance payments from customers and deliver goods within one week of receiving payment. The revenues from sales of motion sensor game devices contributed US$42.8 million to our total revenues in 2011.

We also provide mobile game services to manufacturers of branded mobile phones. Under this type of arrangements, we maintain a mobile phone web page so the end users of the manufacturers of branded mobile phones can access the web page and download mobile phone games free of charge during the contract period, which is usually one year.

We began to develop mobile games and PC online games in 2008 and have since then launched multiple products. Our PC online games are large-scale MMORPG games which are free for consumers to sign up and play but charge for tools and weapons used in the games. We did not generate a material amount of revenues from PC online games in 2011.

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

A small number of customers have historically accounted for a substantial portion of our net revenue. In 2009, 2010 and 2011, our largest three customers collectively accounted for approximately 34.2%, 30.4% and 37.6% of our net revenues, respectively.

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

Sales and Marketing

We sell and market our product sales and mobile handset design services through a sales force in China and direct marketing efforts. We maintain sales and marketing staff in Beijing and Shanghai, covering the major cosmopolitan regions in China where most of our customers are located. We also maintain sales and marketing staff to cover Southeast Asia, India, America, Africa, Middle East and Europe, as we provide middle- to high-end products to these markets; these staff members periodically travel to various trade shows to promote our products in those markets.

We engage in marketing activities to promote our services. We frequently attend conferences, exhibitions and trade fairs to promote our products and services. We attend the GSMA Mobile World Congress (formerly 3GSM World Congress) exhibition in Barcelona, the CTIA Wireless exhibition in Las Vegas, Communic Asia in Singapore and GITEX Technology Week Exposition in Dubai, and the International CES consumer technology tradeshow in Las Vegas. In addition, we view our strategic relationships with leading technology companies and platform providers as part of our efforts to promote our company. We believe that some of the leading technology companies with which we have strategic relationships will be instrumental in helping us secure our targeted multinational customers by providing us opportunity referrals, since such referrals may also promote the use of their technology. We also introduced additional baseband platforms to our existing customers to attract new product sales and design contracts from them.

Technology

We build our product sales business upon the strong foundation of our technological expertise gained in the process of designing a wide range of mobile handset models by the effective and efficient deployment of our in-house research and development team.

We have extensive experience in designing 2.75G GSM/EDGE mobile handsets based on major baseband platforms. To expand our design capabilities, in 2007 we acquired the technologies necessary for the design and development of 3.5G and 3.75G mobile handsets based on EVDO/WCDMA/HSDPA/HSUPA standards. We further expanded our design capabilities by launching WiFi enabled smart phones and ruggedized dual mode dual card phones.

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

We also made efforts to develop mobile games and more recently, made progress in implementing new technologies such as motion games. In 2011, we launched sixty in-house games developed from our studios and six games licensed from third party content providers. While it is difficult for us to keep up with the market pace, we will continue to increase our efforts in research and development with the goal of offering more innovative products and attractive games.

Research and Development

We believe that our future success primarily depends on our ability to efficiently design and develop: (1) new models of mobile handsets and manufacturing processes that meet our customers’ demand for cost-competitive, high-quality and technologically advanced mobile handsets and, to a lesser degree, (2) new mobile and motion games with, among other characteristics, authentic action design as well as unique technology and programming. The goals of our research and development efforts include the following:

•	to keep abreast of the advanced technologies in the mobile handset and mobile and motion games industry;

•	to emphasize cost-effectiveness and manufacturability of our designs;

•	to develop high-quality handsets based on various commonly adopted platforms and to ensure flexibility of design and production modifications; and

•	to make effective use of the technologies licensed from leading global technology companies.

As of December 31, 2011, our research and development staff and supportive function consisted of 275 engineers, representing approximately 59% of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry. For the years ended December 31, 2009, 2010 and 2011, we had research and development expenses of US$12.0 million, US$11.6 million and US$13.5 million, respectively.

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

Seasonality

Historically our operating results are the weakest in the first quarter of each year, caused by long Chinese New Year holidays in the first quarter of the year, and the strongest in the fourth quarter of the year, led by traditionally bigger shipments for Christmas and New Year orders.

Competition

The mobile handset market and the game industry is intensely competitive and highly fragmented. We face current and potential future competition from established mobile device manufacturers. These include original design manufacturers, such as Sim Technology Group Limited, BYD Electronics Limited., and Longcheer Holdings Limited, which compete with our product sales business by offering their own production services to brand name owners. These original design manufacturers may also compete with us in the mobile handset design business as they may be in a position to design mobile handsets on their own. We also face worldwide competition from in-house design teams of original equipment manufacturers. We face competition from other existing brand mobile phone companies such as Apple, Sumsang, ZTE, Huawei in our branded mobile phone business segment. In addition, new players may enter the independent mobile handset production and design market in the near future. In the game business, we face competition from bigger players such as Tencent Games, The9 Limited, Shanghai Shenda Company Limited, among others.

We compete in varying degrees on the basis of the following factors:

•	ability to effectively and efficiently provide know-how and support to our EMS providers which manufacture handsets for our customers;

•	ability to design and integrate many hardware and software functions and features based on different platforms;

•	product and game quality and reliability;

•	cost-effectiveness;

•	economies-of-scale;

•	ability to rapidly complete a design;

•	service and customer support capabilities;

•	customer base and customer loyalty; and

•	impact of sales and marketing activities; and the number and quality of distribution channels.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete successfully against our current or future competitors.

Regulation

This section sets forth, in the opinion of our PRC counsel, Tianyuan Law Firm, a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

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

Tax

As a business enterprise operating in China, we are subject to the EIT Law, which became effective on January 1, 2008. Prior to December 31, 2008, Techfaith China and Techfaith Intelligent Handset Beijing applied for HNTE status that would allow for a reduced applicable tax rate; under the EIT Law, however, Techfaith China and Techfaith Intelligent Handset Beijing are also required to confirm and record the HTNE certificate with the competent tax bureau to enjoy the reduced tax rate. The official HNTE certificates were issued to Techfaith China and Techfaith Intelligent Handset Beijing on December 24, 2008. While the certificates are valid for three years, we believe we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Accordingly, Techfaith China and Techfaith Intelligent Handset Beijing have used the reduced applicable tax rate in calculations of deferred tax balances for the foreseeable future. Techfaith Shanghai has qualified as a manufacturing foreign investment enterprise (the “FIE”) located in Shanghai Pudong according to the old EIT law and obtained HNTE in December 2008. It was entitled to a preferential tax rate of 15% prior to year 2008, with two-years exemption followed by a 50% reduction in tax rate for the subsequent three years under the old EIT law starting from 2005. According to the transition rule from the old tax laws to the new EIT Law, in 2008 and 2009, Techfaith Shanghai is entitled a tax rate of 18% and 20%, respectively. Starting from 2010, the tax rate for Techfaith Shanghai is 15%. In September 2011, One Net has obtained the new HNTE under the New EIT Law beginning from 2011, the tax rate for One Net is 15% under the New EIT Law, which is valid for three years. Techfaith Hangzhou is also qualified as a “production enterprise” and the relevant tax authorities have agreed that it is entitled to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for the succeeding three years 2009, 2010 and 2011. Based on the transition rules of the EIT Law, those companies each qualified as “production enterprise” and can continue to enjoy preferential tax rates from 2008 through 2011 due to the preferential tax qualification obtained prior to January 1, 2008.

The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties resides within China. The State Administration of Taxation issued a notice in 2009 that sets out detailed rules for determining whether a Chinese-controlled offshore incorporated enterprise is a tax resident of China, describes the tax implications of such an enterprise being regarded as a tax resident and sets out the procedures for an assessment of residence status by the relevant local tax bureau. In addition, the SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of the above circular, effective from September 1, 2011. The bulletin made clarifications in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specified that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the China-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both the notice in 2009 and the bulletin in 2011 only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the notice and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Pursuant to this notice, we do not believe that the legal entities of our group organized outside China would be considered China tax residents for EIT Law purposes.

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

Aggregate undistributed earnings of our subsidiaries located in the PRC that are taxable upon distribution to us of approximately US$117.5 million and $172.3 million at December 31, 2010 and 2011, respectively are considered to be indefinitely reinvested, because we do not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of our available funds and any future earnings for use in the operation and expansion of our business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2011.

We sell a significant portion of wireless modules and smart phones from our Hong Kong subsidiary, and currently the statutory income tax rate in Hong Kong is 16.5%. The Inland Revenue Department of Hong Kong approved our Hong Kong subsidiary to be effectively exempt from income tax in Hong Kong. No provision for Hong Kong profits tax was made for the years ended December 31, 2009, 2010 and 2011 on the basis that Techfaith Intelligent Handset Technology (Hong Kong) Limited did not have any assessable profits arising in or derived from Hong Kong for the years.

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

C. Organizational Structure

The following chart illustrates our corporate structure, our equity interest in each of our principal operating subsidiaries and variable interest entity as of the date of this annual report:

QUALCOMM
30%
70%
China Techfaith Wireless Commmication Technology Limited (Cayman Islands)
100%
Citylead Limited (BVI)
Techfaith Software (China) Holding Limited (Cayman Islands)
100%
Techfaith Software (China) Limited (PRC)
100%
Techfaith Wireless Technology Group Limited (BVI)
100%
QIGI&BODDE Technology Limited (HK)
100%
23.4%
Infiniti Capital Ltd.
IDG Accel China Growth Fund II L.P.
8.8%
Tecface International Technology (formally QIGI&BODEE International Technology (Beijing) Limited (PRC)
VIE
QIGI&BODEE Technology (Beijing) Co.Limited (PRC)
Shenyang High and New Investment Co., Limited (PRC)
100%
Fair Nice Technology Limited (BVI)
100%
Charm Faith Limited (BVI)
100%
Inforcel Technology Limited (BVI)
100%
Boost Time Limited (BVI)
100%
Great Earnest Technology Limited (BVI)
67.8%
798 Entertainment Limited (formerly "Leo Technology Limited") (BVI)
100%
Finest Technology Limited (BVI)
100%
Techfaith Intelligent Handset Technology Limited (HK) (formerly First Achieve Technology Limited)
100%
Tecface Communication Technology (Beijing) Limited (Formerly "STEP Technologies (Beijing) Co. Ltd.") (PRC)
100%
Techfaith Wireless Technology (HK) Limited (HK)
16.7%
83.3%
100%
Tecface International Mobile (Shenyang) Co., Limited (PRC)
Techfaith Wireless Communication Technology (Shenyang) Limited (PRC)
100%
Techfaith Wireless Communication Technology (Hangzhou) Limited (PRC)
100%
Techfaith Intelligent Handset Technology (Beijing) Limited (PRC)
Beijing E-town International Investment and Development Co., Limited (PRC)
100%
Techfaith Wireless Communication Technology (Beijing) Limited (PRC)
100%
One Net Entertainment Limited (formerly Techfaith Interactive Technology (Beijing) Limited) (PRC)
100%
UU Internet Technology (Shenyang) Ltd. (PRC)
100%
Techfaith Wireless Communication Technology (Shanghai) Ltd. (PRC)
VIE
Beijing Techfaith Interactive Internet Technology Limited (PRC)
49%
11%
40%
Tecface Communication & Equipment (Beijing) Limited (PRC)
Billion Team Asia Limited (HK)
49%
51%
Time Spring Limited (BVI)
100%
Media Chance Limited (HK)
100%
Glomate Mobile (Beijing) Co., Ltd. (PRC)

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

•

One Net Entertainment Limited, formerly known as Techfaith Interactive Technology (Beijing) Limited, and before then, Techfaith Wireless Communication Technology (Beijing) Limited II and Beijing Centel Technology R&D Co., Ltd., which primarily designs games and provides motion game devices;

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

Except for TechSoft, One Net, Techfaith Interactive, and Glomate, all of our subsidiaries in China are wholly owned. TechSoft is wholly owned by a Cayman Islands holding company, which is a joint venture that is 70%-owned by us and 30%-owned by QUALCOMM. Infiniti Capital Limited, IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investor II L.P own 23.4%, 8.1% and 0.7% of One Net respectively. Glomate is a subsidiary that is 51%-owned by us and 49%-owned by Billion Team Asia Limited, an affiliate of D Magic Mobile.

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our consolidated affiliated entities in China.

D. Plant, Machinery and Equipment

As of December 31, 2011, our principal executive offices were located on premises comprising 24,000 square meters in Beijing, China. We have regional offices in Shanghai, Hangzhou and Shenyang. We plan to establish our dedicated mobile handset pilot production facilities in Hangzhou. On February 11, 2007, we contracted with a third party construction company to construct buildings in Hangzhou. During the year ended December 31, 2010, the construction was completed and transferred to property, machinery and equipment in the amount of US$24.5 million. In November 2010, the buildings were leased to a third party for three years. As of December 31, 2011, we paid US$5.8 million for leasehold improvement. The leasehold improvement spending was for newly rented offices in our Beijing headquarters and our Shanghai office. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

In August 2011, our subsidiary, Techfaith Intelligent Handset Beijing, acquired land use rights for our newly established subsidiary, Tecface Communication Equipment (Beijing). The acquired land use right relates to a piece of land comprising 139,650 square meters and will expire in March 2061. We plan to set up facilities on this land to develop a 10 million-unit capacity smart phone production line. We expect to invest approximately a total of RMB 1.0 billion in this project, of which RMB 0.6 billion is expected to be for the establishment of the property and RMB 0.4 billion is expected to be for construction the of the facilities and plants, and also for the purchase of equipment. Under the relevant construction contract, construction on this land began in March 2012 and is expected to be completed in 2016. As of December 31, 2011, we have paid RMB 32.0 million in construction design fees for this project.

In November 2011, our new established subsidiary, Tecface International Mobile, acquired land use rights to a piece of land comprising 46,715 square meters. We plan to invest approximately RMB 0.2 billion to build and establish an integrated research and development, sales and distribution center on this piece of land. Under the relevant construction contract, we have undertaken to pay RMB 25.0 million as the first settlement. The construction is expected to begin in mid-2012 and be completed in 2014.

Item 4A. Unresolved Staff Comments

Not applicable.

ITEM 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking information. See “Item 5. Operating and Financial Review and Prospects — G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

Major Factors Affecting Our Results of Operations

Net Revenues. We derive our current revenues primarily from ODP products, brand name phone sales and game business. We sell ODP products which include smart phones and feature phones designed by us and manufactured by EMS providers, wireless modules and other electronics components for mobile handsets. Our revenues from the ODP segment also include handset design services for which we charge design fees, royalty income, component sales related to design, such as chips used in the mobile handsets we design, and service income. Our revenues from brand name phone sales are primarily from selling brand name phone sales under the QIGI and Tecface brands. Revenues from the game business comprise of sales of motion game device, mobile phone game-related service and others.

Our revenues from product sales are net of value-added taxes, which is 17% of the gross sales proceeds received by our PRC subsidiaries.

Our revenues from mobile game-related services are net of 5% local business taxes.

Our revenues from ODP business as a percentage of our total net revenues decreased from over 90% in 2009 to over 80% in 2010 and to 65.7% in 2011. Our brand name phone sales contributed revenues of US$67.5 million, or 20.9% of our total net revenues, in 2011 and our game business generated revenues of US$43.5 million, or 13.4% of our total net revenues, in 2011.Therefore, we expect that the revenues from ODP as a percentage of our total net revenues would fall further in comparison in the future. We recognize revenues from ODP products after all the risks and rights have passed to our customers — as we outsource the production and assembly of our products to outside manufacturers, we record revenue based on the gross amounts billed to our customers. We use this revenue-recording method because our customers generally entrust everything involving production to us and pay us fully and promptly upon being billed, for the following reasons: (1) we are the primary obligor in these transactions, (2) we have latitude in establishing prices, (3) we are involved in the determination of the service specifications, (4) we bear the credit risk, (5) we bear the inventory risk and (6) we have the right to select the suppliers and the manufacturers. Normally, full payment is required before products are shipped. We recognize revenues for products shipped on credit only after collection is reasonably assured.

We also provide mobile handset design services to mobile handset brand owners. Our revenues from mobile handset design services as a percentage of our total net revenues decreased from 1.1% in 2009 to less than 1% in each of 2010 and 2011. The amount of revenue decreased from US$2.3 million in 2009 and US$1.8 million in 2010 to US$0.01 million in 2011. The decrease in revenues from handset design services is due to change in demands from customers as well as change in our product strategy, as an increasing number of customers prefer to buy finished products from us. From 2008 onwards, we started to put less emphasis on handset design service and focus more on product sales. Our design gross margins have fluctuated since our inception and are expected to continue to fluctuate as a result of a variety of factors, which include changes in the relative mix of our services and the terms at which we offer them.

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

Our revenues from sales of brand name phones represent sales of mobile phones under the Tecface and QIGI brands. The Tecface and QIGI brand phones are designed by us and manufactured by EMS providers.

The game industry in China is characterized by an increasing number of players, intense competition among similar game titles, strong peer influence among gamers, shortening product life cycle and intense advertising to attract consumer interest. As a relatively new player in this industry, we may not have the resources for the intense advertising required to attract game player interest or the expertise to launch games which meet gamers’ expectations. Other uncertainties include changes in game players’ preferences for certain game titles; our responses to these changing preferences may not be swift enough or responsive enough to fully address consumer needs.

Cost of Revenues. Cost of revenues from our ODP products, including smart phones, feature phones, wireless modules, consists primarily of the cost of acquiring the products from EMS factories, and to a lesser extent, compensation and benefits to our staff associated with the ODP business. The cost of acquiring the products from EMS factories include not only the service fees paid to the EMS providers but also the cost of raw materials we buy from our suppliers and assign to the EMS providers for processing and assembly. Our cost of revenues for ODP products may be lowered by our ability to source the required raw materials and components from our suppliers at competitive cost due to established and stable supplier relationships and price discounts from bulk purchases. Cost of revenues from brand name phone sales include raw materials and components cost from supplier, warranty and delivery cost. Cost of revenues from motion game includes product cost to EMS providers, warranty cost and delivery cost. Cost of revenues for providing mobile game services to our customers primarily consists of compensation and benefits for our game developers.

Operating Expenses. Our operating expenses consist of general and administrative, research and development and selling and marketing expenses and expenses related to impairment of long-lived assets.

General and Administrative. General and administrative expenses consist primarily of compensation and benefits of administrative personnel, office expenses including staff traveling expenses and other expenses for general and administrative purposes, as well as costs for professional services, including legal, accounting services and bad debts expenses.

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

Selling and Marketing. Selling and marketing expenses consist primarily of expenses related to marketing and promotion activities, advertisement expenses, compensation and benefits for sales and marketing personnel and travel expenses of sales and marketing personnel. We expect our selling and marketing expenses to increase in absolute terms as we hire additional sales and marketing personnel and expand our selling and marketing network in Japan, Europe and North America to promote and sell our products and services.

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

(3) Component sales

Component sales revenue, including sales of mobile phone components other than finished mobile phone products (such as chips used in mobile products) is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

Revenue related to brand name phone sales segment

Revenue from sales of brand name phones, represent mobile phone under the QIGI brand, which is owned by us. The QIGI brand phones are designed by us and manufactured by EMS providers. Revenue is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

Revenue related to game segment

(1) Motion game device

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

(2) Wireless gaming service

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

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that a portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not identify significant unrecognized tax benefits for years ended December 31, 2010 and 2011. We did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that our unrecognized tax benefits would not change significantly within 12 months from December 31, 2011.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill . Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

We test goodwill for impairment on an annual basis as of December 31 of each financial year. In this process, we rely on a number of factors, including operating results, business plans and various assumptions such as projected future cash flows. Impairment of goodwill is evaluated using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The total carrying amount of goodwill is US$0.6 million as of December 31, 2009; this amount is allocated to the ODP segment. As of December 31, 2010, the total carrying amount is US$1.8 million, of which US$0.6 million is allocated to the ODP segment and $1.2 million is allocated to the brand name phone sales segment. As of December 31, 2011, the total carrying amount of US$1.2 million belongs to the brand name phone sales segment. For the year 2011, we performed the impairment assessment for goodwill allocated to the ODP and brand name phone sales segments. The fair value of brand name phone sales is substantially higher than its carrying value, so that we have not recognized impairment loss of goodwill in this segment in 2011. On the other hand, the fair value of the ODP unit is less than their carrying values. Therefore, we recognized US$0.6 million in impairment loss of goodwill.

To determine the fair values of the ODP segment and the brand name phone sales segment, we rely primarily on the income approach by applying the discounted cash flow analysis. The following are critical assumptions in determining the fair values of the reporting units:

•

The revenue growth is projected at a compound annual growth rate, or CAGR, of approximately (2.5%) for the ODP segment for the period from 2012-2016; and the CAGR is projected to be approximately 2.7% or brand name phone sales segment from 2012-2016.

•

In the projection period, the cost of revenues as a percentage of revenues is expected to remain stable at 85% for the ODP segment; and cost of revenues as percentage of revenue is expected to increase slightly from 2012 to 2015.

•	Operating expenses, including selling and marketing expenses and general and administrative expenses, as a as percentage of sales is expected to remain stable.

•

Over the projection period, earnings before interest and tax, or EBIT margins for the ODP segment, is expected to remain stable at 2.2% from 2012 to 2016; and expected EBIT margins for the brand name phone sales segment are 12.5% for 2012, 10.5% for 2013, 8.6% for 2014 and 6.5% for 2015, respectively.

•	To maintain normal operations, capital expenditures are estimated to be around 0.9% of revenues for the ODP segment and 0.1% of revenues for the brand name phone sales segment.

•	The working capital requirement is estimated based on main accounts turnover days.

•	A perpetual growth rate after 2016 is assumed to be at 2% per year for the ODP segment and the perpetual growth rate after 2015 is assumed to be at 0% per year for the brand name phone sales segment.

•	The weighted average cost of capital, or WACC, used in the analysis is 26% for ODP segment and 40% for brand name brand name phone sales segment.

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

During the years ended December 31, 2009, 2010 and 2011, there were no impairment of long-lived assets.

In 2010, through the acquisition of Citylead, we recognized a trade name and domain name as an intangible asset with indefinite life. We review and test intangible assets with indefinite lives for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount of such assets may be impaired. Intangible assets with an indefinite life are tested for impairment by comparing the fair value with its carrying value. If the fair value is less than the carrying value of the intangible asset with indefinite life, we recognize an impairment loss equal to the difference. Fair value is generally determined using income approach. Significant estimates used in the valuation methodologies include assumptions and estimates of future cash flows, future short-term and long-term growth rates, future profitability, weighted average cost of capital and industry economic factors. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for intangible assets with an indefinite life. During the year ended December 31, 2010 and 2011, there was no impairment of indefinite life intangible assets.

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

Product warranty

Our product warranty relates to the provision of bug-fixing services to our designed mobile handset for a period of one to three years commencing upon the mass production of the mobile handset, and warranties to our customers on the sales of products. Accordingly, our product warranty accrual reflects management’s best estimate of probable liability under its product warranties for a period of one year. We determine the warranty based on historical experience and other currently available evidence.

Share-based payment

Share-based payment transactions with employees, such as share options and nonvested shares, are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, based on graded vesting attribution method prior to year 2011, with a corresponding impact reflected in additional paid-in capital. Effective January 1, 2011, we changed its method of amortization of share-based payment expense from the graded vesting attribution method to straight-line attribution method. We believe the straight-line attribution method result in a better matching of amortization of share-based payment expense with employee service obtained. We recorded share-based payment expense of $20 and $1 in 2009 and 2010, respectively. The effect of the change in 2009 and 2010 were not significant.

Shares awards issued to non-employees (other than non-employee directors), such as consultants, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions used for grants during the applicable periods.

2011

Expected term of the option	5-6 years

Expected volatility of the underlying share	63.00%

Expected dividend yield on the underlying share	0.00%

Risk-free interest rate for the expected term of the option	2.73-2.91%

(1)	Expected term of the option

The expected term of an employee share option is the period of time for which the instrument is expected to be outstanding.

(2)	Expected volatility of the underlying share

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(3)	Expected dividend yield on the underlying share

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(4)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of PRC international government bonds with a maturity period close to the expected term of the options.

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

	For the Year Ended December 31,
	2009	2010	2011
	(In thousands)
Consolidated Statement of Operations Data
Net revenues:
ODP	$210,588	$222,549	$212,784
Brand name phone sales	—	38,462	67,535
Game	488	10,866	43,481

Total net revenues	211,076	271,877	323,800

Cost of revenues:
ODP	(172,801)	(180,517)	(174,991)
Brand name phone sales	—	(22,066)	(41,280)
Game	(64)	(2,202)	(22,293)

Total cost of revenues	(172,865)	(204,785)	(238,564)

Gross profit	38,211	67,092	85,236

Operating expenses:
General and administrative	(9,600)	(14,626)	(18,848)
Research and development	(12,040)	(11,613)	(13,541)
Selling and marketing	(3,241)	(6,084)	(17,196)
Impairment of goodwill	—	—	(606)

Total operating expenses	(24,881)	(32,323)	(50,191)

Government subsidy income	481	159	224
Other operating income	—	1,109	2,824

Income from operations	13,811	36,037	38,093

Interest expense	(35)	(1)	—
Interest income	667	882	1,365
Investment income	—	142	—
Other income (expenses), net	115	(101)	(79)
Loss on issuance of convertible notes	(3,176)	—	—
Change in fair value of put option	(84)	(123)	(150)
Change in fair value of derivatives embedded in convertible notes	(5,270)	1,280	—
Income tax expenses	(3,642)	(9,458)	(9,419)

Net income	2,386	28,658	29,810
Less: net loss (income) attributable to the noncontrolling interest	2,028	(818)	(2,683)

Net income attributable to Techfaith	$4,414	$27,840	$27,127

Comparison of the Year Ended December 31, 2010 and the Year Ended December 31, 2011

Net Revenues

Our net revenue increased by 19.1% from US$271.9 million in 2010 to US$323.8 million in 2011. The increase was attributed to the increased sales of smart phones and feature phones in brand name phone sales and increased revenues from our online game business, which resulted from the fact that we put more effort into sales and marketing activities for those business segments.

ODP business. Our net revenues from ODP decreased by 4.4% from US$222.5 million in 2010 to US$212.8 million in 2011. The decrease resulted from a delay in the launch of our Android-based smart phones and increasing competitions from competitors in the market.

Brand name phone sales. Revenues from Brand name phone sales increased 75.6% from US$38.5 million in 2010 to US$67.5 million in 2011. The increase was primarily due to our business strategy to put more effort into sales and marketing activities, especially for smart phones in brand name phone sales.

Game. Revenues from game increased 300.2% from US$10.9 million in 2010 to US$43.5 million in 2011. The increase was primarily due to a high level of demand for motion game devices during 2011.

Cost of Revenues

Cost of revenues increased by 16.5% from US$204.8 million in 2010 to US$238.6 million in 2011. The increase was attributable to the increase in cost of revenues for brand name phone sales and the increased price in raw material for smart phones.

ODP. Cost of revenues for ODP decreased by 3.1% from US$180.5 million in 2010 to US$175.0 million in 2011, due to the decrease in the volume of our sales contracts for ODP products which is consistent with the decrease in our ODP revenues. In addition, we recorded US$8.6 million for inventory write-down in cost of revenues related to the technologically out-of-dated and obsolete inventories that are no longer suitable for future productions, due to rapid advancement in mobile phone technology and changes in market preference in recent periods.

Brand name phone sales. Cost of revenues from brand name phone sales increased from US$22.1 million in 2010 to US$41.3 million in 2011. The increase is consistent with the increased revenue in our brand name phone sales.

Game. Cost of revenues from game increased from US$2.2 million in 2010 to US$22.3 million in 2011. The increase was primarily due to increase sales volume in motion game controller in 2011. During 2011, we provided more mobile game services to certain manufacturers of branded mobile phones and continued efforts to develop motion games portion of our business.

Gross Profit

Our overall gross profit was US$85.2 million in 2011 compared to US$67.1 million in 2010, representing gross margins of 26.3% and 24.7%, respectively. The increase is mainly due to the higher gross margin in our brand name phone sales business which made a higher level of contribution to our overall gross profit in 2011.

The gross margin for ODP decreased from 18.9% in 2010 to 17.8% in 2011.The decrease was primarily due to an increase in the prices of raw materials and inventory provision recorded in cost of revenues. Gross margin for brand name phone sales decreased from 42.6% in 2010 to 38.9% in 2011. The decrease was primarily due to an increase in the amount of competition in the market based on lowering prices. The gross margin for game business decreased from 79.7% in 2010 to 48.7% in 2011. The decrease was primarily due to a higher level of contribution made by the sales of motion sensor game devices in 2011, which had a gross margin of approximately 49.4%.

Revenues from ODP decreased from 81.9% of the total net revenue in 2010 to 65.7% of the total net revenue in 2011. The revenues from brand name phone sales contributed 14.1% of the total net revenue in 2010 to 20.9% in 2011. Revenue from game business increased from 4.0% of the total net revenue in 2010 to 13.4% in 2011. As a result of the foregoing, our gross margins increased from 24.7% in 2010 to 26.3% in 2011.

Operating Expenses

Operating expenses increased by 55.3% from US$32.3 million in 2010 to US$50.2 million in 2011. The increase was primarily due to the fact that we put more effort into, and increased our expenses in, sales and marketing, especially in advertisement expenses in our brand name phone sales and game business.

General and Administrative. General and administrative expenses increased from US$14.6 million in 2010 to US$18.8 million in 2011. The increase was due primarily to a US$10.3 million bad debts provision according to our bad debts provision policy, compared to US$8.2 million in 2010, and a US$1.2 million for share based compensation in 2011 as compared to US$1,000 in 2010.

Research and Development. Research and development expenses increased from US$11.6 million in 2010 to US$13.5 million in 2011. The increase was due to an increase in our inventory provision, which amounted to US$1.9 million in 2011 versus nil in 2010, and an increase in share based compensation, which amounted to US$0.6 million in 2011 versus nil in 2010.

Selling and Marketing. Selling and marketing expenses increased by 182.6% from US$6.1 million in 2010 to US$17.2 million in 2011. The increase was due primarily to the fact that we performed large-scale sales and promotional campaigns and incurred advertisement expenses for QIGI brand smart phones and motion game controllers in 2011.

Government Subsidy Income

We recorded government subsidy income of US$0.2 million and US$0.2 million for the years ended December 31, 2010 and 2011, respectively.

Some local governments in PRC give subsidies to companies as an incentive to establish business in certain locales. These government subsidies are recognized as subsidy income when they are received as we do not have further obligation to earn this subsidy once received. We also receive government grants as compensation of performing government-endorsed projects. The grants are refundable until we achieve certain performance measures. These government grants are recorded as a liability until earned. We recognize these grants as subsidy income once we complete the relevant projects and achieve the performance measures. We recorded a government subsidy and grant income of US$0.2 million and nil for the years ended December 31, 2010 and 2011, respectively.

Other operating Income

We record other operating income, primarily represented rental income we recognized of US$1.1 million and US$2.8 million for leasing out our office spaces for the years ended December 31, 2010 and 2011, respectively.

Interest income

Interest income increased by 54.8% from US$0.9 million in 2010 to US$1.4 million in 2011. The increase was primarily due to the fact that cash and cash equivalents increased by 26.2% from 2010 to 2011 and overall interest rates increased in 2011 as compared to 2010.

Other (expenses) income

We recorded an expense of US$0.1 million in 2010 and US$0.08 million in 2011 for the change in fair value of the contingent receivable in relation to the acquisition of Citylead.

Change in fair value of put option

Change in fair value of put option were losses of US$123,000 in 2010 and US$150,000 in 2011, respectively, as a result of the increase in the fair value of certain underlying put option relating to the Techsoft business, as the actual performance of the Techsoft business did not meet the original budget and therefore, the fair value of the underlying put option was affected.

Income tax benefit (expenses)

Income tax expense decreased slightly from US$9.5 million in 2010 to US$9.4 million in 2011. The decrease was mainly due to additional preferential tax rate we obtained and used in 2011.

Net Income Attributable to Techfaith

As a result of the cumulative effect of the foregoing factors, we incurred a net income attributable to Techfaith of US$27.1 million in 2011 as compared to US$27.8 million in 2010.

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

ODP products revenues from our feature phones as a result of contracts for which the contract party was incorporated inside the PRC increased by 38.6% from US$66.1 million in 2009 to US$91.6 million in 2010. Product sales from our feature phone as a result of contracts for which the contract party was incorporated outside the PRC decreased significantly from US$13.5 million in 2009 to US$10.9 million in 2010, due to our business strategy to expand the domestic markets for feature phones.

ODP product revenue from our smart phones as a result of contracts for which the contract party was incorporated inside the PRC increased by 5.4% from US$104.3 million in 2009 to US$109.9 million in 2010 due to expand domestic markets for middle- and high-end smart phones. ODP revenue from our smart phones as a result of contracts for which the contract party was incorporated outside the PRC decreased by 19.0% from US$2.1 million in 2009 to US$1.7 million in 2010, due to our business strategy to continuously expand the domestic markets for middle and high-end smart phones.

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

Cost of Revenues

Cost of revenues increased by 18.5% from US$172.9 million in 2009 to US$204.8 million in 2010. The increase was attributable to the increase in cost of revenues for product sales.

ODP. Cost of revenues for ODP increased by 4.5% from US$172.8 million in 2009 to US$180.5 million in 2010, due to the increase in the volume of our sales contracts. The increase is consistent with the increase in our ODP revenues as an ODP provider.

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

Gross Profit

Our gross profit was US$67.1 million in 2010, compared to US$38.2 million in 2009, representing gross margins of 24.7% and 18.1%, respectively. The gross margin for ODP increased from 17.9% in 2009 to 18.9% in 2010. The increase was primarily due to the fact that changes in our product mix also caused changes in gross margins for feature phone and smart phones in 2010. Gross margin for brand name phone sales was 42.6% in 2010. This high growth margin was primarily due to the fact that we started to sell middle and high-end QIGI-branded smart phones with over 40% gross margin. Revenues from ODP decreased from 99.8% of the total net revenue in 2009 to 81.9% in 2010. On the contrary, the revenues from brand name phone sales contributed 14.1% of the total net revenues in 2010. Revenue from game business increased from less than 1.0% of the total net revenue in 2009 to 4.0% in 2010. As a result of the foregoing, our gross margins increased from 18.1% in 2009 to 24.7% in 2010.

Operating Expenses

Operating expenses increased by 29.9% from US$24.9 million in 2009 to US$32.3 million in 2010. The increase was primarily due to the introduction of the brand-name phone sales business which resulted in an increase in sales and marketing expanse as well as general and administrative expenses.

General and Administrative. General and administrative expenses increased from US$9.6 million in 2009 to US$14.6 million in 2010. The increase was due primarily to a US$8.2 million bad debts provision according to our general bad debts provision policy, which was US$2.1 million in 2009.

Research and Development. Research and development expenses decreased from US$12.0 million in 2009 to US$11.6 million in 2010. The decrease was due primarily to the cost savings resulting from a decrease in material and testing fees, as the game business has increased significantly during the year, research and development spending has shifted from our ODP business to our game business, and less material and testing fees are required for the game business due to the nature of the business.

Selling and Marketing. Selling and marketing expenses increased by 87.7% from US$3.2 million in 2009 to US$6.1 million in 2010. The increase was due primarily to the fact that we performed large-scale sales and promotional campaigns for QIGI brand smart phones in 2010.

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

We also receive government grants as compensation of performing government-endorsed projects. The grants are refundable until we achieve certain performance measures. These government grants are recorded as a liability until earned. We recognize these grants as subsidy income once we complete the relevant projects and achieve the performance measures. We recorded a government subsidy income of US$0.2 million and nil for the years ended December 31, 2009 and 2010, respectively for this type of government grants.

Other operating Income

We record other operating income, primarily representing rental income we recognized of nil and US$1.1 million for leasing out our office spaces for the years ended December 31, 2009 and 2010, respectively.

Interest income

Interest income increased by 32.2% from US$0.7 million in 2009 to US$0.9 million in 2010. The increase was primarily due to the fact that cash and cash equivalents increased by 52.1% from 2009 to 2010.

Other (expenses) income

Other income of US$0.1 million in 2009 primarily represented penalty income received. In 2010, we recorded a expense of US$0.1 million for the change in fair value of the contingent acquisition receivable in relation to the acquisition of Citylead in February 2010. According to share purchase agreement, if the acquired business cannot meet certain performance targets for 2010 and 2011, the selling shareholders are obliged to return certain number shares issued as consideration to Techfaith. Therefore, the selling shareholders are obligated to return previously transferred consideration, and we record the change in fair value of the contingent consideration receivable as a other income or expenses.

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

Recent Accounting Pronouncements

Accounting pronouncements not yet adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

1.	Highest-and-best-use and valuation-premise concepts for nonfinancial assets — the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

2.	Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk — the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

3.	Premiums or discounts in fair value measure — the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

4.	Fair value of an instrument classified in a reporting entity’s shareholders’ equity — the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

5.	Disclosures about fair value measurements — the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

a.	For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

b.	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and effectively for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial position or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial position or results of operations.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial position or results of operations.

In December 2011, the FASB has issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this pronouncement to have a significant effect on our consolidated financial position or results of operations.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(In thousands)
Net cash provided by operating activities	$33,241	$53,729	$61,214
Net cash (used in) provided by investing activities	(1,146)	9,291	(25,920)
Net cash provided by financing activities	19,389	290	6,403
Effect of exchange rate changes	134	4,682	10,404

Net increase in cash and cash equivalents	51,618	67,992	52,101
Cash and cash equivalents at beginning of period	78,926	130,544	198,536

Cash and cash equivalents at end of period	$130,544	$198,536	$250,637

We have financed our operations through cash generated from our operating activities and securities issuances, including our initial public offering in May 2005. As of December 31, 2011, 2010 and 2009, we had US$250.6 million, US$198.5 million and US$130.5 million, respectively, in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and bank deposits with terms of three months or less.

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

The ability of our subsidiaries in China to convert Renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of relevant PRC government authorities. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” Techfaith is a holding company and has no present plan to pay any cash dividends on its ordinary shares in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” You should also carefully consider the information provided under “Item 3. Key Information — D. Risk Factors” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Operating Activities. Net cash provided by operating activities was US$61.2 million in 2011 as compared to US$53.7 million in 2010. The increase was mainly due to the operating profit from our ODP business and branded business. Net cash provided by operating activities increased substantially; in 2009, net cash provided by operating activities was US$33.2 million and in 2010 and 2011, net cash provided by operating activities were US$53.7million and US$61.2 million respectively. This increase is primarily due to increased operating profits from our brand name phone sales and game business which has grown significantly since inception.

Our accrued expenses and other liabilities increased from US$13.8 million in 2010 to US$20.2 million in 2011. The increase was mainly due to the large amount incurred in advertising expense in connection with our selling and marketing expenses, which increased from US$3.0million in 2010 to US$12.9 million in 2011.

In connection with sales of products, our customers typically pay us a portion of the selling price before the products are delivered. We account for such prepayment as advance from customers until all the risks and rights associated with the products have been passed to our customers. Advance from customers increased from US$7.5 million in 2010 to US$8.5 million in 2011. The increase was due primarily to higher amount of prepayments paid by customers with the increase of sales of products from 2010 to 2011.

In 2011, we acquired land use rights at amount of US$10.9 million as compared nil in 2010. These land use rights will be used for set up new facilities by our new established subsidiaries, which will be engaged in mobile phone research and production activities.

Our accounts receivable amounted to US$29.0 million, US$19.2 million and US$6.7 million as of December 31, 2009, 2010 and 2011, respectively. The significant decrease was due to the continuing success of our collection efforts, fewer sales made on credit as we require more customers to make advance payments, and increases in allowance for doubtful accounts.

Investing Activities. Net cash used in investing activities was US$1.1 million in 2009. Net cash provided was US$9.3 million in 2010. In 2011, net cash used in investing activities was US$25.9 million, which resulted from the purchase of plant, machinery and equipment.

Financing Activities. Net cash provided by financing activities were US$19.4 million in 2009, US$0.3 million in 2010 and US$6.4 million in 2011. In 2009, we undertook the following financing activities: on June 9, 2009, our subsidiary, Leo Technology Limited, now renamed 798 Entertainment Limited, issued to certain entities affiliated with IDGVC Partners senior secured convertible promissory notes with an aggregate principal amount of US$10 million, and Infiniti Capital Limited invested US$10 million cash in the common equity of Leo Technology Limited under a definitive agreement entered into in 2009. In 2011, we received capital contribution by a noncontrolling shareholder at amount of US$6.4 million for our new established subsidiary, Tecface International mobile, which will be engaged in mobile phone research and production activities in Shenyang. In this subsidiary, Fair Nice holds 83.3% of equity interest and Shenyang Investment holds 16.7% of equity interest.

Our capital expenditures amounted to US$1.4 million, US$4.3 million and US$26.0 million in 2009, 2010 and 2011, respectively. Our historical capital expenditure consisted principally of purchases of software, machinery, equipment and other items related to our research and development activities. We expect that our capital expenditure for 2012 and 2013 will amount to approximately US$50 million, which will primarily relate to the purchases of license and equipment and the construction of buildings in Hangzhou and Beijing.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of $)
Operating lease obligations (1)	3,203	1,640	1,563	—	—

Capital obligations (2)	50,377	27,355	23,022	—	—

Purchase obligations (3)	287	287	—	—	—

Total	53,867	29,282	24,585	—	—

(1)	Operating lease obligations arise from operating lease agreements principally for office spaces in China.
(2)	Capital obligations represent commitments for construction of property, purchase of plant, machinery and equipment.
(3)	Purchase obligations represent commitments under non-cancellable contracts we entered into with certain EMS providers that allow them to procure inventory required to provide the manufacturing services for our products.

Other than the contractual obligations set forth above, we do not have any long-term commitments.

G. Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. A number of business risks and uncertainties could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties relate to:

•	our limited operating history as a mobile handset design and software solution provider and, to an even larger extent, as a seller of completed handsets;

•	our ability to successfully expand into the branded mobile phone and game businesses;

•	our ability to timely and cost-efficiently sell completed handsets to meet our customers’ demands;

•	decrease in demand for completed handsets by mobile handset brand owners; and

•	other risks outlined in this annual report on Form 20-F.

We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — D. Risk Factors.” We do not undertake any obligation to update the forward-looking statements except as required under applicable law.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Defu Dong	42	Chairman and Chief Executive Officer
Deyou Dong	38	Director, President and Chief Operating Officer
Jy-Ber Gilbert Lee	57	Director
Hung Hsin (Robert) Chen	67	Independent Director
Ken Lu	50	Independent Director
Ling Sui	57	Independent Director
Hui (Tom) Zhang	40	Independent Director
Yuping Ouyang	38	Chief Financial Officer
Yibo Fang	44	Chief Technology Officer

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

Other Executive Officers

Ms. Yuping Ouyang has been our Chief Financial Officer since August 2008. From September 2004 to August 2008, Ms. Ouyang was in various financial positions at our company, including US GAAP reporting manager and chief accounting officer. Prior to joining our company, she served as an accounting manager at Guangzhou Metro Corporation. Ms. Ouyang received her MBA from the Sun Yat-sen University in 2006 and her bachelor’s degree in management from the Guangdong University of Foreign Studies in 1996. Ms. Ouyang is also a licensed member of the Certified Public Accountants of Washington State and a member of the Association of Chartered Certified Accountants.

Mr. Yibo Fang is the Chief Technology Officer of our company. From August 2002 to March 2005, Mr. Fang was the Vice President and Chief Technology Officer of Techfaith China. Before joining our company in August 2002, Mr. Fang worked at Beijing Sino-Electronics Future Telecommunication R&D, Ltd. for five months as a hardware director. From August 2001 to January 2002, Mr. Fang worked at ZT Telecom as a hardware engineer. From 1995 to July 2001, Mr. Fang worked at Motorola (China) as a hardware engineer. Mr. Fang received his bachelor’s degree in electrical engineering and applied electronic technology from Tsinghua University in China in 1991.

The business address of our directors and executive officers is c/o China Techfaith Wireless Communication Technology Limited, Tower C, No. 5A, Rong Chang East Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, People’s Republic of China.

B. Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation and benefits that we paid to our executive officers, including all the directors, was approximately US$0.6 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. We provided$0.03 million for executive pension and retirement benefits in 2011 as required by PRC law.

Share Incentives

In 2005, our board of directors and our shareholders approved a 2005 share incentive plan, or the 2005 plan, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. A total of 40,000,000 ordinary shares have been reserved for issuance under the 2005 plan, under which 1,931,636 options and 644,090 non-vested shares were issued as of April 24, 2012. Our future grants of share incentives will be made pursuant to the 2005 plan.

The following table summarizes, as of December 31, 2011, the basic terms of the outstanding options granted under the 2005 plan to our directors and senior executive officers.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jy-Ber Gilbert Lee	131,636	1.083	August 13, 2005	August 13, 2015
Total	131,636

On April 21, 2011, we granted 1,500,000 options to directors named below. The following table summarizes the basic terms of these grants:

	Number of Ordinary Shares Underlying the Options Granted, as of the Date of Grant	Price (US$/Share)	Date of Grant	Vesting Schedule
Hung Hsin (Robert) Chen	300,000	0.272	April 21,2011	(1)
Jy-Ber Gilbert Lee	300,000	0.272	April 21,2011	(1)
Hui (Tom) Zhang	300,000	0.272	April 21,2011	(1)
Ken Lu	300,000	0.272	April 21,2011	(1)
Sui Ling	300,000	0.272	April 21,2011	(1)

Total	1,500,000

As of April 24, 2012, under the 2005 plan, a total of 1,500,000 options had been granted to our directors and senior executive officers.

(1)	50% of the shares subject to the option vested immediately on the grant date and remaining 50% vested on April 21, 2012. As of April 24, 2012, none of the vested options has been exercised.

The following table summarizes, as of April 24, 2012, the nonvested shares granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan.

	Number of Ordinary Shares Underlying the Nonvested Shares Granted, as of the Date of Grant	Price (US$/Share)	Date of Grant	Vesting Schedule
Hung Hsin (Robert) Chen	65,818	—	August 12, 2006	(1)
Ying Han	65,818	—	August 12, 2006	(2)
Hui (Tom) Zhang	65,818	—	August 12, 2006	(2)
Ken Lu	65,818	—	November 11, 2006	(3)
Sui Ling	65,818	—	August 11, 2007	(4)

Total	329,090

(1)	100% of the shares vested immediately on the grant date.
(2)	50% of the nonvested shares vested immediately on the grant date, and the remaining 50% of the nonvested shares vested on April 1, 2007.
(3)	50% of the nonvested shares vested immediately on the grant date, and the remaining 50% of the nonvested shares vested on November 1, 2007.
(4)	One quarter of the nonvested shares vested immediately on the grant date, and the remaining three quarters vested on August 12, 2008, 2009 and 2010 evenly.

The following paragraphs describe the principal terms of the 2005 plan.

Types of Awards. We may grant the following types of awards under our 2005 plan:

•	our ordinary shares;

•	options to purchase our ordinary shares;

•	nonvested shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;

•	nonvested share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;

•	share appreciation rights, which provide for the payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

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

C. Board Practices

In 2011, our directors held four meetings. Each director participated in all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The NASDAQ Stock Market, Inc. Marketplace Rules, or the NASDAQ Rules.

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope of the annual audits, the fees paid to our independent auditors, the results of our annual audits, compliance with our accounting and financial policies and management’s procedures, policies relating to the adequacy of our internal accounting controls and pre-approval of non-audit services rendered to us by our independent auditors. In 2011, our audit committee held four meetings.

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

Our compensation committee currently consists of Dr. Hui (Tom) Zhang, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the NASDAQ Rules. In 2011, our compensation committee held three meetings.

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

Our corporate governance and nominating committee currently consists of Dr. Hui (Tom) Zhang, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the NASDAQ Rules. In 2011, our corporate governance and nominating committee did not hold any meetings.

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

D. Employees

As of December 31, 2011, we had 470 employees, including 275 in research and development and supportive function, 111 in selling and marketing and 84 in management and administration.

E. Share Ownership

As of April 24, 2012, 794,003,193 ordinary shares of our company were outstanding, excluding shares issuable upon the exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of April 24, 2012, approximately 62.2% of the issued and outstanding shares were held by three record shareholders in the United States, including 32,903,721 ADSs held by our ADS depositary.

The following table sets forth information with respect to our directors and executive officers’ beneficial ownership of our ordinary shares as of April 24, 2012, to the extent such ownership exists.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Directors and Executive Officers:
Defu Dong (3)	254,695,000	32.1%
Jy-Ber Gilbert Lee (4)	131,636	*
Hung Hsin (Robert) Chen (5)	65,818	*
Hui (Tom) Zhang (6)	65,818	*
Ken Lu (7)	65,818	*
Sui Ling (8)	65,818	*

All directors and executive officers as a group (9)	255,089,908	32.1%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 794,003,193 being the number of ordinary shares outstanding as of April 24, 2012 and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after April 24, 2012, or the number of nonvested shares held by such person or group, if any, that will fully vest within 60 days after April 24, 2012, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after April 24, 2012 by option or other agreement.
(3)	Includes 171,195,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust, and 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust. Mr. Defu Dong is the sole director of each of Oasis Land Limited and Helio Glaze Limited, with the sole power to vote on behalf of Oasis Land Limited and Helio Glaze Limited on all matters of Techfaith requiring shareholder approval. The business address for Mr. Defu Dong is Building C, No. 5A, Rong Chang East Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, People’s Republic of China.
(4)	Includes 131,636 ordinary shares that were issuable upon exercise of options exercisable within 60 days after May 23, 2011 held by Mr. Lee.
(5)	Includes 65,818 nonvested shares that were granted to Robert Chen on August 12, 2006; the previous granted 131,636 share options were cancelled accordingly.

(6)	Includes 65,818 nonvested shares that were granted to Hui (Tom) Zhang on August 12, 2006;
(7)	Includes 65,818 nonvested shares that were granted to Ken Lu on November 11, 2006;
(8)	Includes 65,818 nonvested shares that were granted to Sui Ling on August 11, 2007;
(9)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Defu Dong, Jy-Ber Gilbert Lee, Hung Hsin (Robert) Chen, Sui Ling, Hui (Tom) Zhang, and Ken Lu.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 24, 2012, by our other principal shareholder.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Other Principal Shareholders:

IDGVC Partners (3)	78,814,628	9.93%
Active Century Holdings Limited (4)	65,934,066	8.3%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 794,003,193, the number of ordinary shares outstanding as of April 24, 2012.
(3)	On June 9, 2009, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to IDG Funds, affiliates of IDGVC Partners, a leading venture capital firm. The notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. According to the relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the notes into TechFaith’s ordinary shares, and the remaining 37.5% was converted into shares of 798 Entertainment Limited. As a result of the conversion, TechFaith issued 78,814,628 of TechFaith’s ordinary shares to IDG Funds on September 8, 2010. Following this conversion, the IDG Funds exercised their registration rights under the notes represented by 5,254,309 ADSs outstanding on a fully diluted basis.
(4)	In January 2010, we entered into an agreement to obtain control of QIGI Technology in a stock-plus-cash transaction valued at approximately US$13.1 million; the consideration for this transaction is 65,934,066 of our ordinary shares. During the year ended in 2010 and 2011, the profits of QIGI Technology had met the relevant performance target required for Active Century to retain all of the ordinary shares previously granted to it.

For more information with respect to share options, see “Item 6 Directors, Senior Management and Employees — B.  Compensation of Directors and Executive Officers — Share Incentives”.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transactions with Ying Bai Technology Ltd, or Ying Bai, (formerly known as “Techfaith Technology (Shenyang) Ltd.”) and De Ming

In 2007, we purchased raw materials from related parties, Techfaith Technology (Shenyang) Ltd., or Techfaith Technology (Shenyang), and De Ming Technology (Hangzhou) Ltd. (formerly known as Kang Mu Ni Electronics (Hangzhou) Ltd.), or De Ming, for US$34,000 and US$0.5 million, respectively. Techfaith Technology (Shenyang) and De Ming are subsidiaries of Techfaith Technology, a company established in April 2007. Techfaith Technology is a 100% owned subsidiary of Techfaith Electronics Limited, a company established in September 2007, of which our founder and chief executive officer, Mr. Defu Dong, holds 43% equity interest.

In 2008, Techfaith Technology (Shenyang) became one of our EMS providers. During the year ended December 31, 2008, we sold raw materials to Techfaith Technology (Shenyang) for US$18.8 million and purchased products from Techfaith Technology (Shenyang) for US$17.0 million. In 2008, we purchased raw materials from De Ming for US$2.4 million. In 2009, we sold raw materials to Techfaith Technology (Shenyang) for US$0.8 million and purchased products from Techfaith Technology (Shenyang) for US$3.5 million.

In 2009, we also purchased raw materials from De Ming for US$1.2 million.

In 2010, we sold raw materials to Techfaith Technology (Shenyang) for US$0.8 million and purchased products from Techfaith Technology (Shenyang) for US$10.7 million. In 2010, we also purchased raw materials from De Ming for US$0.1 million.

In 2011, we sold raw materials to Ying Bai for US$0.08 million and purchased product from Ying Bai for US$35.8 million.

In December 2011, Techfaith Electronics Limited sold 100% equity interest of Techfaith Technology to a third party As of December 31, 2011, we were no longer related parties with Ying Bai and De Ming.

As of December 31, 2011, amounts due from a related party are as follows:

	Year ended December 31,
	2010	2011
	(In thousands of US$)
Ying Bai	$8,061	$—

As of December 31, 2011, amounts due to related parties are as follows:

	Year ended December 31,
	2010	2011
	(In thousands of US$)
Ying Bai	$14	$—

De Ming	$32	$—

Total	$46	$—

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

Subject to the Cayman Islands Companies Law (2011 Revision), our board of directors may from time to time declare dividends on shares in issue. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

For 2011, the trading price of our ADSs on the NASDAQ ranged from $1.55 to $6.96 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ for (1) the years 2007, 2008 2009, 2010 and 2011; (2) the past six quarters; and (3) each of the past six months.

	Sales Price
	High	Low
Annual High and Low
2007	11.13	4.01
2008	6.98	0.71
2009	3.93	1.11
2010	4.34	1.91
2011	6.96	1.55

Quarterly Highs and Lows
Fourth Quarter 2010	4.34	3.46
First Quarter 2011	4.78	3.85
Second Quarter 2011	6.96	3.07
Third Quarter 2011	4.75	1.76
Fourth Quarter 2011	2.61	1.55
First Quarter 2012	2.70	1.45

Monthly Highs and Lows
October 2011	2.61	1.56
November 2011	2.36	1.65
December 2011	1.88	1.55
January 2012	2.29	1.67
February 2012	2.70	1.61
March 2012	1.73	1.45
April 2012 (through April 24, 2012)	1.52	1.31

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

C. Material Contracts

1. Share Purchase Agreement dated January 1, and January 4, 2010, among Active Century Holdings Limited, or Active Century, Citylead, Techfaith, QIGI&BODEE Technology Limited, QIGI Technology and certain persons listed therein.

On January 1, 2010, Techfaith and Citylead signed a share purchase agreement. According to the purchase agreement Techfaith purchased four Class B ordinary shares of Citylead at the price of US$125,000 per share for an aggregate purchase price of US$500,000. Techfaith then held 4% of the outstanding shares of Citylead.

On January 4, 2010, Techfaith and Active Century entered into a share purchase agreement. Subject to the terms and conditions of this agreement, Active Century sold 96 ordinary shares of Citylead, representing 96% of the equity interests in Citylead, to Techfaith. As consideration, Techfaith undertook to issue 65,934,066 of its own ordinary shares, each with par value US$0.00002, to Active Century. During the years ended December 31, 2010 and 2011, QIGI Technology’s performance had met the relevant performance targets it needed to achieve in order for Active Century to retain all of Techfaith’s ordinary shares issued.

2. Shareholders Agreement among Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and Beijing E-town International Investment and Development Co Ltd (“BEIID”)

In April 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and BEIID entered into an agreement to establish a subsidiary to develop a 10 million-unit capacity smart phone and feature phone production line in the Beijing Economic and Technological Development Area.

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

3. Agreement between Fair Nice and the Shenyang High and New Investment Co. Limited (“Shenyang Investment”)

In September 2011, Fair Nice and Shenyang Investment entered into an agreement to establish a subsidiary which will focus on mobile phone research and production.

The registered capital of the newly established subsidiary is set at RMB 240 million. Fair Nice will invest RMB 200 million and hold 83.3% share interest in the subsidiary. Shenyang Investment will invest RMB 40 million and hold 16.7% share interest. The registered capital will be made in two installments over the course of two years.

D. Exchange Controls

See “Item 4.B. Information on the Company — Business Overview — Regulation — Foreign Currency Exchange.”

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

Cayman Islands Taxation

According to our Cayman Islands counsel, Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There is no exchange control legislation under Cayman Islands law and accordingly, there are no exchange control regulations imposed under Cayman Islands law.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company

Due to the price of our ADSs and ordinary shares during 2011 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that for our taxable year ended December 31, 2011, it is likely that we were classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

The total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares. Because of our share value during 2011 and our retention of a significant amount of cash, more than 50% of the value of our assets during 2011 may be viewed as passive for purposes of the asset test and, as a result we may have been a PFIC during 2011.

We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we expect that we will very likely be a PFIC for our current taxable year ending December 31, 2012 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are a PFIC for any year during which you hold ADS or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, you ADSs or shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC unless we subsequently became a PFIC . The rules dealing with deemed sale elections are very complex. You are strongly encouraged to consult your tax advisor about the deemed sale election with regard to our company and subsidiaries.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

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

With respect to non-corporate U.S. Holders (including individuals) for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed above) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NASDAQ will be considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your United States federal income tax liability. The rules governing the foreign tax credits are complex. Accordingly, each U.S. Holder is advised to consult with its tax advisor regarding the availability of a foreign tax credit under its particular circumstances.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed above, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC and a U.S. Holder is eligible for the benefits of the U.S.-PRC treaty, such gains might be resourced under the treaty as PRC source income. U.S. Holders are advised to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if U.S. Holder is required to submit such information to the United States Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders are advised to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2011, we had RMB-denominated cash balances of RMB1,500.8 million and U.S. dollar-denominated cash balances of $12.1 million. Assuming we had converted the RMB-denominated cash balance of RMB1,500.8 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2939 as of December 31, 2011, this cash balance would have been $238.4 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $236.0 million.

Inflation Risk. Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2011, we were entitled to receive US$70,198 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility. This amount has been paid as of the date of this annual report.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Our management has concluded that our disclosure controls and procedures as of the end of the period ended December 31, 2011 were ineffective because of the material weakness in our internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles in U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

We have conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission , or COSO. Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2011 based on criteria in Internal Control — Integrated Framework issued by the COSO. The effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report which is included herein.

Report of the Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

We have audited the internal control over financial reporting of China Techfaith Wireless Communication Technology Limited, its subsidiaries, its variable interest entities (“VIE”s) and its VIE’s subsidiary (collectively the “Group”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the Group’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Group’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Group and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 27, 2012

Changes in internal control over financial reporting

In 2010 we identified a material weakness related to accounting personnel within our financial accounting and reporting departments not having sufficient U.S. GAAP knowledge and experience to handle the accounting of complex and non-recurring transactions. This material weakness resulted in a restatement of our 2009 consolidated financial statements to correct the accounting for embedded derivatives associated with a convertible debt instrument. As a result of the material weakness, the following remedial actions have been taken or plan to be taken:

In 2011, our CFO became a certified public accountant (CPA) in the State of Washington. In 2011, our U.S. reporting manager and a senior accountant attended CPA review courses and is in the process of completing the uniform CPA examination. The CFO, U.S. reporting manager and a senior accountant regularly attend live seminars, as hosted by accredited third parties, to stay current with U.S GAAP and SEC reporting requirements, and to satisfy the continuing professional education requirement for CPAs.

We have evaluated the sufficiency of our financial reporting department and the need to hire additional financial reporting resources, and having considered the nature, frequency, and complexity of the transactions that we engage in, we have determined that the remediation efforts described above will help to effectively prevent and detect, on a timely basis, a material misstatement of our annual financial statements. We will continually evaluate the qualifications of our financial reporting resources against the nature and complexity of transactions we currently and will engage in, and assess the necessity to recruit and hire additional resources and/or to engage third party experts.

Other then as described above, there have not been any other changes in our internal control over financial reporting in the year ended December 31, 2011, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2010	2011
	(In thousands of US$)
Audit fees (1)	1,000	1,180
Audit-related fees (2)	200	—
Tax fees (3)	5	75
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the purpose of the filing of the Form F-3 and related audit of our subsidiaries.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We have a share repurchase program under which our company is authorized, but not obligated, to repurchase up to US$10 million worth of our outstanding ADSs from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and are subject to restrictions relating to volume, price and timing. As of the date of this annual report, a total of 61,200 shares have been purchased under this program, all during December 2009. Pursuant to the board resolutions, our board will review this share repurchase program periodically and may adjust its terms and size accordingly, including suspending or discontinuing the program altogether at anytime.

The following tables set forth some additional information about our repurchases made in the fiscal years ended December 31, 2009, 2010 and 2011. The ordinary shares underlying the repurchased ADSs have been canceled pursuant to Cayman Islands law.

Issuer Repurchases in the Years Ended December 31, 2009, 2010 and 2011

Period	(a) Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)	Maximum Number (or Approximate Dollar Value) of ADSs that May Yet be Purchased Under the Program
December 2009	61,200	3.2191	61,200	$9,802,991

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

We intend to follow home country practice with respect to annual meetings. We did not hold any annual meeting of shareholders in 2011. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. Financial Statements

We have elected to provide financial statements pursuant to Item  18.

ITEM 18. Financial Statements

The consolidated financial statements for China Techfaith Wireless Communication Technology Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.3	Note Subscription and Rights Agreement, dated as of April 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.4	Transfer and Assumption Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.5	Share Swap Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.6	Investor Rights Agreement dated June 9, 2009 among the Registrant, Leo Technology Limited, now renamed 798 Entertainment Limited, affiliates of IDGVC Partners, Infiniti Capital Limited and other parties thereto (incorporated by reference to Exhibit 2.6 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 19, 2010).

4.1	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.4	CDMA Modem Card License Agreement dated March 9, 2004 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.5	Joint Venture Agreement dated September 26, 2003 between the Registrant and NEC (incorporated by reference to Exhibit 99.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.6	Lease Agreement dated July 31, 2004 between the Registrant and Beijing Sino-Electronics Future Telecommunication R&D, Ltd. (incorporated by reference to Exhibit 99.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.7	Agreement dated December 20, 2004 between the Registrant and a PRC subsidiary of NEC (translation) (incorporated by reference to Exhibit 99.7 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.8	Share Purchase Agreement dated January 1, 2010 between Active Century Holdings Limited, Citylead Limited, the Registrant, QIGI&BODEE Technology Limited, QIGI& BODEE Technology (Beijing) Co., Ltd. and certain persons listed therein (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.9	Share Purchase Agreement dated January 4, 2010 between Active Century Holdings Limited, Citylead Limited, the Registrant, QIGI&BODEE Technology Limited, QIGI& BODEE Technology (Beijing) Co., Ltd. and certain persons listed therein (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.10	Shareholders’ Agreement dated April 22, 2011 between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd. (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no 000-51242) filed with the Securities and Exchange Commission on May 24, 2011) .

4.11	Agreement dated May 10, 2011 between Techfaith BVI and the Administration Committee of Shenyang Puhe New Town (“PuHe”) (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

8.1 *	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 25, 2009).

12.1 *	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 *	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 *	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 **	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 *	Consent of Maples and Calder.

15.2 *	Consent of Beijing Tian Yuan Law Firm.

101 INS **	XBRL Instance Document

101 SCH **	XBRL Taxonomy Extension Schema Document

101CAL **	XBRL Taxonomy Extension Calculation Linkbase Document

101 LAB **	XBRL Taxonomy Extension Labels Linkbase Document

101PRE **	XBRL Taxonomy Extension Presentation Linkbase Document

101 DEF**	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

By:	/s/ Defu Dong
	Name:	Defu Dong
	Title:	Chief Executive Officer

Date: April 27, 2012

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited, its subsidiaries, its variable interest entities (“VIE”s) and VIE’s subsidiary (collectively the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011, and related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 27, 2012

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	$198,536	$250,637
Accounts receivable, net of allowances of $13,133 and $9,394 as of December 31, 2010 and 2011, respectively	19,241	6,715
Amount due from a related party	8,061	—
Inventories	17,745	7,984
Prepaid expenses and other current assets	7,997	17,560
Deferred tax assets-current	163	207

Total current assets	251,743	283,103

Plant, machinery and equipment, net	44,408	69,979
Land use rights, net	—	10,755
Acquired intangible assets, net	2,799	2,327
Other asset	3,155	—
Goodwill	1,848	1,242
Deferred tax assets – non-current	—	3

TOTAL ASSETS	$303,953	$367,409

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2010 and 2011, respectively)	$7,819	$8,792
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2010 and 2011, respectively)	46	—
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $1,272 and $837 as of December 31, 2010 and 2011, respectively)	13,815	20,191
Advance from customers (including advance from customers of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $339 and $202 as of December 31, 2010 and 2011, respectively)	7,450	8,492
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2010 and 2011, respectively)	291	219
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $1,282 and $21 as of December 31, 2010 and 2011, respectively)	3,175	1,804
Put option liability (including put option of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2010 and 2011, respectively)	1,380	1,530

Total current liabilities	33,976	41,028

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2010	2011
Deferred tax liability – non-current (including deferred tax liability-non-current of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2010 and 2011, respectively)	140	106
Long-term loan (including Long-term loan of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2010 and 2011, respectively)	290	290

Total liabilities	34,406	41,424

Commitments (Note 22)
Equity:
Ordinary shares of par value $0.00002: (50,000,000,000,000 shares authorized; shares issued and outstanding, 794,003,193 and 794,003,193, as of December 31, 2010 and 2011, respectively)	16	16
Additional paid-in capital	139,495	141,667
Accumulated other comprehensive income	31,098	43,597
Statutory reserve	16,679	22,631
Retained earnings	76,097	97,272

Total China Techfaith Wireless Communication Technology Limited shareholders’ equity	263,385	305,183

Noncontrolling interests	6,162	20,802

Total equity	269,547	325,985

TOTAL LIABILITIES AND EQUITY	$303,953	$367,409

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2009	2010	2011
Revenues:
ODP	$210,588	$222,549	$212,784
Brand name phone sales	—	38,462	67,535
Game	488	10,866	43,481

Total net revenues	211,076	271,877	323,800

Cost of revenues:
ODP	(172,801)	(180,517)	(174,991)
Brand name phone sales	—	(22,066)	(41,280)
Game	(64)	(2,202)	(22,293)

Total cost of revenues	(172,865)	(204,785)	(238,564)

Gross profit	38,211	67,092	85,236

Operating expenses:
Research and development	(12,040)	(11,613)	(13,541)
Selling and marketing	(3,241)	(6,084)	(17,196)
General and administrative	(9,600)	(14,626)	(18,848)
Impairment of goodwill	—	—	(606)

Total operating expenses	(24,881)	(32,323)	(50,191)

Government subsidy income	481	159	224
Other operating income	—	1,109	2,824

Income from operations	13,811	36,037	38,093

Interest expenses	(35)	(1)	—
Interest income	667	882	1,365
Investment income	—	142	—
Loss on issuance of convertible notes	(3,176)	—	—
Other income (expenses), net	115	(101)	(79)
Change in fair value of derivatives embedded in convertible notes	(5,270)	1,280	—
Change in fair value of put option	(84)	(123)	(150)

Income before income taxes	6,028	38,116	39,229
Income tax expenses	(3,642)	(9,458)	(9,419)

Net income	2,386	28,658	29,810
Less: Net (income) loss attributable to noncontrolling interests	2,028	(818)	(2,683)

Net income attributable to China Techfaith Wireless Communication Technology Limited	$4,414	$27,840	$27,127

Net income per share attributable to China Techfaith Wireless Communication Technology Limited:
Basic	$0.01	$0.04	$0.03

Diluted	$0.01	$0.03	$0.03

Weighted average shares used in computation:
Basic	650,057,866	732,784,822	794,003,193

Diluted	720,889,120	795,843,605	794,003,193

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Ordinary shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Statutory reserve	Retained earning	Equity attributable to China Techfaith Wireless Communication Technology Limited Shareholders	Noncontrolling Interests	Total equity	Com- prehensive income
	Number	Amount
Balance at January 1, 2009	650,034,590	$13	$105,846	$—	$24,095	$8,542	$51,980	$190,476	$1,340	$191,816
Repurchase of ordinary shares	—	—	—	(199)	—	—	—	(199)	—	(199)
Foreign currency translation adjustments	—	—	—	—	77	—	—	77	—	77	$77
Vesting of nonvested shares	121,455	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	20	—	—	—	—	20	—	20
Net income	—	—	—	—	—	—	4,414	4,414	(2,028)	2,386	2,386
Provision for statutory reserve	—	—	—	—	—	2,451	(2,451)	—	—	—
Capital contribution by a noncontrolling shareholder	—	—	7,791	—	(309)	—	—	7,482	2,356	9,838

Balance at December 31, 2009	650,156,045	13	113,657	(199)	23,863	10,993	53,943	202,270	1,668	203,938	$2,463

Issue of ordinary shares for acquisition of Citylead	65,934,066	1	12,834	—	—	—	—	12,835	—	12,835
Cancellation of treasury stock	(918,000)	—	(199)	199	—	—	—	—	—	—
Conversion of convertible notes	78,814,628	2	13,202	—	—	—	—	13,204	3,546	16,750
Foreign currency translation adjustments	—	—	—	—	7,235	—	—	7,235	130	7,365	$7,365
Vesting of nonvested shares	16,454	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	1	—	—	—	—	1	—	1
Net income	—	—	—	—	—	—	27,840	27,840	818	28,658	28,658
Provision for statutory reserve	—	—	—	—	—	5,686	(5,686)	—	—	—

Balance at December 31, 2010	794,003,193	16	139,495	—	31,098	16,679	76,097	263,385	6,162	269,547	$36,023

Foreign currency translation adjustments	—	—	—	—	12,499	—	—	12,499	527	13,026	$13,026
Share-based compensation	—	—	2,172	—	—	—	—	2,172	—	2,172
Net income	—	—	—	—	—	—	27,127	27,127	2,683	29,810	29,810
Provision for statutory reserve	—	—	—	—	—	5,952	(5,952)	—	—	—
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	—	11,430	11,430

Balance at December 31, 2011	794,003,193	$16	$141,667	$—	$43,597	$22,631	$97,272	$305,183	$20,802	$325,985	$42,836

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2009	2010	2011
Operating activities:
Net income	$2,386	$28,658	$29,810
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (gain) on disposal of plant, machinery and equipment	125	(479)	(44)
Gain from disposal of other asset	—	—	(903)
Impairment of goodwill	—	—	606
Amortization of acquired intangible assets	377	616	486
Amortization of land use rights	—	—	134
Inventory provision	409	2,186	10,504
Warranty provision	365	341	(246)
Bad debts expense	2,081	8,204	10,256
Depreciation of plant, machinery and equipment	4,213	2,769	3,160
Change in fair value of put option	84	123	150
Share-based compensation	20	1	2,172
Change in fair value of derivatives associated with convertible notes	5,270	(1,280)	—
Amortization of convertible notes interest	—	1	—
Loss on issuance of convertible notes	3,176	—	—
Changes in operating assets and liabilities:
Accounts receivable	2,385	(3,356)	10,757
Notes receivable	85	—	—
Inventories	14,417	5,104	(158)
Prepaid expenses and other current assets	(2,498)	8,927	(2,750)
Deferred tax assets	132	(163)	(47)
Payments for land use rights	—	—	(10,889)
Deferred tax liability	—	(30)	(34)
Accounts payable	1,140	(2,915)	534
Accrued expenses and other current liabilities	(406)	743	8,547
Advance from customers	(540)	2,730	739
Deferred revenue	(993)	(464)	(84)
Income tax payable	1,013	2,013	(1,486)

Net cash provided by operating activities	33,241	53,729	61,214

Investing activities:
Purchase of plant, machinery and equipment	(865)	(3,888)	(25,965)
Proceeds from sale of plant, machinery and equipment	47	57	45
Purchase of intangible assets	(490)	(334)	—
Cash acquired from business acquisition of Citylead, net of cash consideration paid of $500	—	10,683	—
Deposit received for disposal of other asset	—	2,773	—
Decrease in restricted cash	162	—	—

Net cash (used in) provided by investing activities	(1,146)	9,291	(25,920)

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2009	2010	2011
Financing activities:
Capital contribution by noncontrolling shareholders	9,838	—	6,403
Proceeds from issuance of convertible notes, net of issuance cost paid of $250	9,750	—	—
Proceeds from long-term borrowing	—	290	—
Repurchase of ordinary shares	(199)	—	—

Net cash provided by financing activities	19,389	290	6,403

Effect of exchange rate changes on cash and cash equivalents	134	4,682	10,404
Net increase in cash and cash equivalents	51,618	67,992	52,101
Cash and cash equivalents at the beginning of the year	78,926	130,544	198,536

Cash and cash equivalents at the end of the year	$130,544	$198,536	$250,637

Supplemental cash flow information:
Cash paid during the year for:
Interest expenses	$25	$26	$—

Income taxes	$2,499	$7,860	$11,024

Non-cash investing and financing activities:
Share consideration issued in connection with the acquisition of Citylead (Note 3)	$—	$12,835	$—

Conversion of the convertible notes (Note 15)	$—	$16,750	$—

Capital contribution receivable from a noncontrolling shareholder (Note 6)	$—	$—	$5,027

Receivable for disposal of other asset (Note 11)	$—	$—	$1,193

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Techfaith Wireless Communication Technology Limited (the “Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries, variable interest entities (the “VIEs”) and VIE’s subsidiary include the following as of December 31, 2011:

Subsidiaries	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership
Techfaith Wireless Communication Technology (Beijing) Limited (“Techfaith China”)	July 26, 2002	the People’s Republic of China (the “PRC”)	100%

Techfaith Wireless Technology Group Limited (“Techfaith BVI”) (formerly known as Techfaith Wireless Communication Technology Limited)	July 8, 2003	British Virgin Islands (the “BVI”)	100%

Great Earnest Technology Limited (“Great Earnest”)	August 8, 2003	BVI	100%

One Net Entertainment Limited (“One Net”) (formerly known as Techfaith Interactive Technology (Beijing) Limited)	September 5, 2003	PRC	67.8%

798 Entertainment Limited (“798 Entertainment”) (formerly known as Leo Technology Limited)	October 15, 2003	BVI	67.8%

Tecface Communication Technology (Beijing) Limited (“Tecface Technology”) (formerly known as STEP Technologies (Beijing) Co., Ltd.)	November 20, 2003	PRC	100%

Techfaith Intelligent Handset Technology (Hong Kong) Limited (“Techfaith HK”) (formerly known as First Achieve Technology Ltd.)	December 29, 2003	Hong Kong	100%

Finest Technology Limited (“Finest Technology”)	January 8, 2004	BVI	100%

Techfaith Wireless Communication Technology (Shanghai) Limited (“Techfaith Shanghai”)	March 22, 2004	PRC	100%

Infoexcel Technology Limited (“Infoexcel Technology”)	April 18, 2005	BVI	100%

Boost Time Limited (“Boost Time”)	August 25, 2005	BVI	100%

Techfaith Intelligent Handset Technology (Beijing) Limited (“Techfaith Intelligent Handset Beijing”)	September 9, 2005	PRC	100%

Charm Faith Limited (“Charm Faith”)	November 21, 2005	BVI	100%

Techfaith Wireless Communication Technology (Hangzhou) Limited (“Techfaith Hangzhou”)	April 24, 2006	PRC	100%

Fair Nice Technology Limited (“Fair Nice”)	February 26, 2007	BVI	100%

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Subsidiaries	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership
Techfaith Wireless Communication Technology (Shenyang) Limited (“Techfaith Shenyang”)	March 27, 2007	PRC	100%

Techfaith Wireless Technology (HK) Limited (“Technology HK”)	December 10, 2008	Hong Kong	100%

Media Chance Limited (“Media Chance”)	August 13, 2009	Hong Kong	51%

Time Spring Limited (“Time Spring”)	October 28, 2009	BVI	51%

UU Internet Technology (Shenyang) Limited (“UU Shenyang”)	November 26, 2009	PRC	67.8%

Glomate Mobile (Beijing) Co., Ltd. (“Glomate”)	January 5, 2010	PRC	51%

Citylead Limited (“Citylead”)	February 10, 2010	BVI	100%

QIGI&BODEE Technology Limited (“QIGI HK”)	February 10, 2010	Hong Kong	100%

Tecface International Technology Limited (“Tecface International”) (formerly known as QIGI&BODEE International Technology (Beijing) Limited (“QIGI International”))	February 10, 2010	PRC	100%

Tecface Communication & Equipment (Beijing) Limited (“Tecface Communication Equipment Beijing”)	September 16, 2011	PRC	60%

Tecface International Mobile (Shenyang) Co., Limited (“Tecface International Mobile”)	September 22, 2011	PRC	83.3%

VIEs and VIE’s subsidiary

Techfaith Software (China) Holding Limited (“TechSoft Holding”)	March 17, 2006	Cayman Islands	70%

Techfaith Software (China) Limited (“TechSoft”)	May 26, 2006	PRC	70%

Beijing Techfaith Interactive Internet Technology Limited (“Techfaith Interactive”)	May 14, 2009	PRC	nil

QIGI&BODEE Technology (Beijing) Co., Ltd. (“QIGI Technology”)	February 10, 2010	PRC	nil

The Company and all of its subsidiaries, VIEs and VIE’s subsidiary are collectively referred to as the “Group”.

In 2006, the Group started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers for sales to mobile handset brand owners and electronic products wholesale distributors. Since 2008, the Group generated the majority of its revenue from sales of products. In 2009, the Group started generating revenue from mobile game design and other related services. In 2010, the Group acquired Citylead with its subsidiaries and VIE (the “Citylead Group”) and started to sell mobile phones under “QIGI” brand. In 2011, the Group started to sell mobile phones under “Tecface” brand.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Variable interest entities

TechSoft Holding

In March 2006, the Company entered into Series A Preferred Shares Purchase and Sell Agreement (“the Agreement”) with QUALCOMM Incorporated (“QUALCOMM”) to establish a 70%-owned subsidiary, TechSoft Holding, which engaged in the business of developing software applications for wireless communication devices. The Company and QUALCOMM subscribed 70% and 30% of the issued Series A preferred shares of TechSoft Holding, respectively. QUALCOMM is granted the right to, upon the occurrence of certain conditions, require the Company to purchase back any or all of its Series A Preferred Shares (“Put Option”); and the right to, upon the occurrence of certain conditions, purchase any or all of the Series A Preferred Shares held by the Company at the price and on the terms pre-defined (“Call Option”). The terms in the Agreement give QUALCOMM the unconditional right to exercise the Put Option at its discretion, and the Group is expected to absorb the expected losses of TechSoft Holding. The Agreement with QUALCOMM will expire when the Company purchases back all of the Series A Preferred Shares subscribed by QUALCOMM or QUALCOMM purchases all of the Series A Preferred Shares subscribed by the Company. Accordingly, the Group is the primary beneficiary of TechSoft Holding. TechSoft Holding set up a wholly owned subsidiary, TechSoft, in PRC on May 26, 2006.

Techfaith Interactive

The PRC regulations restrict direct foreign ownership of business entities operating mobile and online game business in the PRC where certain licenses are required. To comply with these foreign ownership restrictions, on May 14, 2009, through a series of contractual arrangements, the Group obtained control of Techfaith Interactive, an entity already obtained the internet content provider (“ICP”) license authorized by the PRC government authorities for operating mobile and online game business in the PRC. Techfaith Interactive is jointly owned by Ms. Yue Hongmei and Mr. Yue Hongwei for 70% and 30%, respectively. To provide the Group the ability to receive the majority of the expected residual returns of Techfaith Interactive, One Net, a wholly owned subsidiary of the Company extended interest-free loans with total principal of $1,465 to Ms. Yue Hongmei and Mr. Yue Hongwei to finance their investments in Techfaith Interactive.

•	Agreements that provide One Net effective control over the Techfaith Interactive

Power of attorney

The legal shareholders of Techfaith Interactive have executed an irrevocable power of attorney appointing One Net, or any person designated by One Net as their attorney-in-fact to vote on their behalf on all matters, including but not limited to the dividend declaration, of Techfaith Interactive requiring shareholder approval under PRC laws and regulations and the articles of association of Techfaith Interactive. The power of attorney remains effective indefinitely and noncancelable by the legal shareholders.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Variable interest entities – continued

Techfaith Interactive– continued

The Articles of Associations of Techfaith Interactive state that the major rights of the shareholders in a shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation, review and approve the annual budget and earnings distribution plan. Therefore, through the irrevocable power of attorney arrangement One Net has the ability to exercise effective control over the Techfaith Interactive through shareholder votes and through such votes to also control the composition of the board of directors. In addition, the senior management teams of Techfaith Interactive and those of One Net are all assigned by the Company. As a result, the Company has the power to direct the activities of the Techfaith Interactive that most significantly impact their economic performance.

Loan agreements

One Net has extended interest-free loans with the total principle amount of $1,465 to Ms. Yue Hongmei and Mr. Yue Hongwei to finance their investments in the Techfaith Interactive. The loans can only be repaid to One Net by transferring the shares of Techfaith Interactive to One Net. One Net has the right to request the transfer of the shares of the Techfaith Interactive to One Net or any party designated by One Net, at any time, for the amount of the loans outstanding. This agreement will be terminated when the loan is repaid in the manner mentioned above.

•	Agreements that transfer economic benefits of Techfaith Interactive to One Net

Exclusive business cooperation agreement

One Net signed the exclusive business cooperation agreement with Techfaith Interactive to provide technological, management, sales and marketing, and all the other core services. As consideration for these services, One Net is entitled to charge Techfaith Interactive annual service fee which equivalent to Techfaith Interactive’s annual net income. The exclusive business cooperation agreement will terminate when (1) One Net is dissolved, (2) One Net exercises the exclusive purchased option agreement, as described below and (3) One Net intends to terminate the agreement with 30 days prior notification.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Variable interest entities – continued

Techfaith Interactive – continued

Exclusive purchase option agreement

One Net has the right to purchase all or part of the share capital once permitted by PRC law. Total compensation should be Renminbi (“RMB”) one yuan or the lowest price allowed by PRC law. The right granted to One Net under this agreement was exclusive and irrecoverable. The rights and duties under this agreement can be transferred to any third party appointed by One Net. The exclusive purchase option agreement will not be terminated until One Net exercises its right to purchase the Techfaith Interactive’s shares pursuant to this agreement.

Equity pledge agreement

Shareholders of the Techfaith Interactive have pledged all of their equity interests in Techfaith Interactive with One Net to insure the fulfillment of the above agreements. The equity pledge agreement will remain in full force and effective until all of the above agreements terminate

Consequently the Company enjoys substantially all of the rewards of ownership of Techfaith Interactive and exercises controls over Techfaith Interactive and as a result, One Net is the primary beneficiary of the Techfaith Interactive and has consolidated Techfaith Interactive from May 14, 2009.

As of May 14, 2009, the net assets of Techfaith Interactive include an ICP license with fair value of $15 and cash of $1,450.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Variable interest entities – continued

QIGI Technology

On February 10, 2010 the Group acquired Citylead, a Chinese brand mobile phone company, as set out in Note 3. QIGI Technology is jointly owned by Mr. Xu Enhai and Ms. Han Deling for 66.7% and 33.3%, respectively. Citylead, through Tecface International entered into a number of contractual agreements with QIGI Technology and its equity owners on February 5, 2010, Tecface International has the ability to receive the majority of expected residual returns of QIGI Technology.

•	Agreements that provide Tecface International effective control over the QIGI Technology

Power of attorney

The legal shareholders of QIGI Technology have executed an irrevocable power of attorney appointing Tecface International, or any person designated by Tecface International as their attorney-in-fact to vote on their behalf on all matters, including but not limited to the dividend declaration, of the QIGI Technology requiring shareholder approval under PRC laws and regulations and the articles of association of QIGI Technology. The power of attorney remains effective indefinitely and noncancelable by the legal shareholders.

The Articles of Associations of QIGI Technology state that the major rights of the shareholders in a shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation, review and approve the annual budget and earnings distribution plan. Therefore, through the irrevocable power of attorney arrangement Tecface International has the ability to exercise effective control over the Techfaith Interactive through shareholder votes and through such votes to also control the composition of the board of directors. In addition, the senior management teams of QIGI Technology and those of Tecface International are all assigned by the Company. As a result, the Company has the power to direct the activities of the QIGI Technology that most significantly impact their economic performance.

•	Agreements that transfer economic benefits of QIGI Technology to Tecface International

Exclusive business cooperation agreement

Tecface International signed the exclusive business cooperation agreement with QIGI Technology to provide technological, management, sales & marketing, and all the other core services. As consideration for these services, Tecface International is entitled to charge the QIGI Technology annual service fees which equivalent to QIGI ‘Technology’s annual net income. The exclusive business cooperation agreement will terminate when (1) Tecface International is dissolved, (2) Tecface International exercises the exclusive purchased option agreement, as described below and (3) Tecface International intends to terminate the agreement with 30 days prior notification.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Variable interest entities – continued

QIGI Technology – continued

Exclusive purchase option agreement

Tecface International has the right to purchase all or part of the shares capital once permitted by PRC law. Total compensation should be RMB 1 yuan or the lowest price allowed by PRC law. The right granted to Tecface International under this agreement was exclusive and irrecoverable. The rights and duties under this agreement can be transferred to any third party appointed by Tecface International. The exclusive option agreement will not be terminated until Tecface International exercises its right to purchase the QIGI Technology’s shares pursuant to this agreement.

Equity pledge agreement

Shareholders of the QIGI Technology have pledged all of their equity interests in QIGI Technology with Tecface International to insure the fulfillment of the above agreements. The equity pledge agreement remains in full force until QIGI Technology fulfills its obligations under the exclusive business cooperation agreement mentioned above.

Consequently the Company enjoys substantially all of the rewards of ownership of QIGI Technology and exercises controls over QIGI Technology and as a result, Tecface International is the primary beneficiary of the QIGI Technology and has consolidated QIGI Technology from February 5, 2010.

Because the Company, through its wholly owned subsidiaries, One Net and Tecface International, has (1) the power to direct the activities of the VIEs that most significantly affect the entities’ economic performance and (2) the right to receive benefits from the VIEs, it consolidates the VIEs.

Risks in relation to the VIE structure

The Company believes that One Net and Tecface International’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Variable interest entities – continued

Risks in relation to the VIE structure – continued

The Company’s ability to control the VIEs is also dependent on the power of attorney that the One Net and Tecface International have to vote on all matters requiring shareholder approval for the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, One Net and Tecface International or the VIEs.

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Variable interest entities – continued

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements after the elimination of the inter-company transactions and balances:

	December 31,
	2010	2011
Total current assets	$30,044	$28,767
Total non-current assets	914	534
Total assets	$30,958	$29,301

Total current liabilities	$2,893	$1,060
Total non-current liabilities	—	—
Total liabilities	$2,893	$1,060

	Years ended December 31,
	2009	2010	2011
Net revenues	$740	$44,120	$1,868
Net income (loss)	$(127)	$11,708	$(62)

	Years ended December 31,
	2009	2010	2011
Net cash provided by (used in) operating activities	$188	$35,004	$(6,368)
Net cash used in investing activities	$(80)	$(473)	$(2)
Net cash provided by financing activities	$—	$—	$—

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, provision for inventory written down, allowance for account receivable, valuation allowance for deferred tax assets, impairment for goodwill, useful lives and impairment for plant, machinery and equipment and intangible assets and provision for warranty.

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Fair value—continued

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

Plant, machinery and equipment, net

Plant, machinery and equipment are carried at cost less accumulated depreciation and amortization. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Office building	47 or 48 years
Plant and machinery	4 years
Furniture, fixtures and equipment	4 years
Motor vehicles	4 years
Software	3-4 years
Leasehold improvements	Shorter of the lease term or 4 years

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives, which is generally 50 years and represents the shorter of the estimated usage periods or the terms of the agreements.

Acquired intangible assets, net

Acquired intangible assets with definite lives are amortized on a straight-line basis over their expected useful economic lives. Intangible assets with indefinite lives consist of trade name and domain name acquired through business acquisition of Citylead. Intangible assets with indefinite live are not amortized but tested for impairment annually. Amortization is calculated on a straight-line basis over the following estimated useful lives:

Software license	2-5 years
Certification of internet content provider	5 years
Customer base	5 years
Contract backlog	2 months

Impairment of long-lived assets and intangible assets with definite lives

The Group reviews its long-lived assets and intangible assets with definite lives for impairment whenever events or change in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group would recognize an impairment loss based on the difference between the fair values of these assets and its carrying values.

Impairment of intangible assets with indefinite lives

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

An intangible asset that is not subject to amortization is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test of intangible assets with indefinite lives consists of a comparison of the fair value of an intangible asset with its carrying amount.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

The Group performs its goodwill impairment test annually on December 31, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. During the years ended December 31, 2009, 2010 and 2011, the amount of goodwill impairment loss were $nil, $nil and $606, respectively. The total carrying amount of goodwill is $1,242 as of December 31, 2011, which belongs to brand name phone sales segment.

Deferred revenue

Deferred revenue relates to design fee revenue. Design fee advances received from customers immediately after the design contracts are executed, such advances are not recognized as design fee revenue until a pre-agreed milestone has been reached.

Treasury stock

Treasury stock represents shares of the Company’s stock that have been issued, repurchased by the Company, and that have not been retired or canceled. These shares have no voting rights and are not entitled to receive dividends and excluded from the weighted average outstanding shares in calculation of net income per share. Treasury stock is recorded at cost.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

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

Component sales revenue, including sales of mobile phone components other than finished mobile phone products (such as chips used in mobile products) is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

Revenue related to brand name phone sales segment

Revenue from sales of brand name phones, represent mobile phone under Tecface and QIGI brand. The Tecface and QIGI brand phones are designed by the Group and manufactured by EMS providers. Revenue is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Revenue recognition—continued

Revenue related to game segment

(1)	Motion game device

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

(2)	Wireless gaming service

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

Business taxes

The Group’s PRC subsidiaries, VIEs and VIE’s subsidiary are subject to business taxes at the rate of 5% on certain types of services and the related revenues are presented net of business taxes incurred. The Group reports revenue net of business taxes. Business taxes deducted in arriving net revenue during 2009, 2010 and 2011 totaled $41, $319 and $78, respectively.

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Product warranty

The Group’s product warranty relates to the provision of bug fixing services to the Group’s designed mobile handset for a period of one to three years commencing upon the mass production of the mobile handset, and warranties to the Group’s customers on the sales of products for a period of one year. Accordingly, the Group’s product warranty accrual reflects management’s best estimate of probable liability under its product warranty. Management determines the warranty based on historical experience and other currently available evidence.

	Year ended December 31,
	2009	2010	2011
Balance at beginning of the year	$1,733	$377	$277
Current period provision	365	341	39
Utilized during the year	(244)	(102)	—
Reversal	(1,476)	(345)	(285)
Exchange difference	(1)	6	5

Balance at end of the year	$377	$277	$36

Government subsidies and grants

Some local governments in the PRC give subsidies to companies as an incentive to establish business in its jurisdiction. These government subsidies are recognized as subsidy income in the statement of operations when they are received as the Group does not have further obligation to earn these subsidies. The Group recorded government subsidy income of $282, $159 and $224 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Group also receives government grants as compensation for performing government endorsed projects. The grants are refundable until the Group achieves certain performance measures. These government grants are recorded as a liability until earned. The Group recognizes these grants as subsidy income once it completes the relevant projects and achieves the performance measures. The Group recorded a government subsidy income of $199, $nil and $nil for the years ended December 31, 2009, 2010 and 2011, respectively. The amount of $394 and $683 were recorded as a liability on the balance sheet as of December 31, 2010 and 2011, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $908, $2,983 and $12,930 in 2009, 2010 and 2011, respectively, and have been included as part of selling and marketing expenses.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries, VIEs and VIE’s subsidiary located in the PRC are maintained in their local currencies, the RMB, which are also the functional currencies of these entities. The financial records of the Group’s subsidiaries located in Hong Kong are maintained in U.S. dollar, which is also the functional currency of these entities.

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not identify significant unrecognized tax benefits for years ended December 31, 2010 and 2011. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Group’s unrecognized tax benefits would not change significantly within 12 months from December 31, 2011.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income for the years presented has been disclosed within the consolidated statements of changes in equity and comprehensive income.

Financial instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the Put Option, amount due from a related party, amounts due to related parties, the principle amount of senior secured convertible promissory notes (the “Convertible Notes”) and derivatives embedded in the Convertible Notes.

The carrying values of all these financial instruments, except for the Put Option, approximate their fair values due to the short-term nature of these instruments. The Put Option is carried at fair value.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers; however, upfront deposit based on a portion of the design fee under the contract will generally be required to be received when the design contract is entered into. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. Information relating to the Group’s major customers is summarized in Note 23.

Share-based payment

Share-based payment transactions with employees and independent directors, such as share options and nonvested shares, are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, based on graded vesting attribution method prior to year 2011, with a corresponding impact reflected in additional paid-in capital. Effective January 1, 2011, the Group changed its method of amortization of share-based payment expense from the graded vesting attribution method to straight-line attribution method. Management believes the straight-line attribution method result in a better matching of amortization of share-based payment expense with employee service obtained. The Group recorded share-based payment expense of $20 and $1 in 2009 and 2010, respectively. The effect of the change in 2009 and 2010 were not significant.

Shares awards issued to non-employees (other than non-employee directors), such as consultants, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

Net income per share

Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The effect of the Convertible Notes is calculated using if-converted method when calculate diluted net income per ordinary share. Ordinary share equivalents are excluded from the computation of the diluted net loss per share in periods when their effect would be anti-dilutive. The effect of the stock options is computed using the treasury stock method.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Accounting pronouncements not yet adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

(1)	Highest-and-best-use and valuation-premise concepts for nonfinancial assets – the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

(2)	Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk – the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

(3)	Premiums or discounts in fair value measure – the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

(4)	Fair value of an instrument classified in a reporting entity’s shareholders’ equity – the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

(5)	Disclosures about fair value measurements – the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(a)	For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(b)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Accounting pronouncements not yet adopted – continued

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial position or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial position or results of operations.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial position or results of operations.

In December 2011, the FASB has issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this pronouncement to have a significant effect on our consolidated financial position or results of operations.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

3.	ACQUISITION

On February 10, 2010, the Group acquired Citylead together with its subsidiaries and VIE, QIGI Technology, a domestic brand mobile phone company.

The consideration paid includes $500 of cash and 65,934,066 ordinary shares of the Company at a fair value of $0.19 per ordinary share as of the acquisition date. There are contingent receivables according to the acquisition agreements based on QIGI Technology’s operating performance. If QIGI Technology does not meet the performance target for year 2010 or 2011 as stipulated in the share purchase agreement, the former shareholders of Citylead are obligated to return certain number of ordinary shares of the Company back to the Group based on a pre-determined formula. Such contingent share receivable was initially recorded as contingent receivable at fair value as of the acquisition date and subsequently remeasured at fair value at each period end. For the both year 2010 and 2011, QIGI Technology had met the operating performance. As of December 31, 2011, such contingent receivable was $nil. Total consideration paid was determined as follows:

Cash consideration	$500
Fair value of ordinary shares	12,835
Fair value of contingent receivable	(196)

Total consideration	$13,139

Through this acquisition the Group expanded its branding business to target enterprise users and operator tailored customers.

The transaction was considered an acquisition of a business and accordingly the acquisition method of accounting has been applied.

The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm, and was allocated to assets acquired and liabilities assumed as follows:

		Amortization period
Cash acquired	$11,183
Intangible assets:
Contract backlog	20	0.1 year
Customer base	680	5 years
Trade name & domain name	1,670	Indefinite life
Goodwill	1,242
Deferred tax liability	(170)
Other net liabilities acquired	(1,486)

Total	$13,139

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

3.	ACQUISITION – continued

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The change of fair value of the contingent receivable from date of acquisition to December 31, 2010 and 2011 were determined to be a decrease in asset of $107 and $89, which was recognized as other expense in the consolidated statements of operations in the period of year 2010, and 2011, respectively.

The following pro forma information summarizes the results of operations for the Group as if the acquisition had occurred as of January 1, 2010. The following pro forma financial information is not necessarily indicative of the result that would have occurred had the acquisition been completion at the beginning of the period indicated, nor is it indicative of future operating results:

Year ended December 31, 2010
Total revenue	$273,340
Net income attributable to China Techfaith Wireless Communication Technology Limited	$27,591

Net income per share attributable to China Techfaith Wireless Communication Technology Limited
- Basic	$0.04
- Diluted	$0.03

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

4.	ACCOUNTS RECEIVABLE, NET

Movement of allowance for doubtful accounts was as follows:

	December 31,
	2009	2010	2011
Balance at beginning of the year	$7,128	$9,151	$13,133
Charge to expenses	2,081	8,244	10,386
Reversal	(62)	(40)	(130)
Written-off	—	(4,498)	(14,511)
Exchange difference	4	276	516

Balance at end of the year	$9,151	$13,133	$9,394

5.	INVENTORIES

Inventories consisted of the following:

	December 31,
	2010	2011
Raw materials	$16,525	$6,924
Finished goods	1,189	980
Work in progress	31	80

	$17,745	$7,984

Inventories were written down for $409, $2,186 and $10,504 and charged to income during 2009, 2010 and 2011, respectively. The write down of inventory during the years ended December 31, 2009, 2010 and 2011 was mainly related to the technologically out-of-dated and obsolete inventories that are no longer suitable for future productions, due to rapid advancement in mobile phone technology and change in market preference.

Movement of provision for inventory written down was as follows:

	December 31,
	2009	2010	2011
Balance at beginning of the year	$1,987	$2,373	$4,690
Charge to expenses	409	2,186	10,504
Written-off	—	—	(13,690)
Exchange difference	(23)	131	481

Balance at end of the year	$2,373	$4,690	$1,985

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2010	2011
Capital contribution receivable from a noncontrolling shareholder	$—	$5,027
Advance to EMS providers	1,042	4,910
Value added taxes recoverable	3,061	2,082
Rental receivable	703	1,968
Receivable for disposal of other assets	—	1,193
Social insurance borne by employee	560	785
Prepaid testing and tooling fee	302	515
Prepaid software license fee	384	411
Deposits	642	287
Staff advances	251	284
Other prepaid and current assets	68	98
Rebate receivable	796	—
Prepaid commercial insurance	99	—
Contingent acquisition receivable	89	—

	$7,997	$17,560

In July 2011, the Group paid $12,251, represent 60% ownership, to form Tecface Communication Equipment Beijing with Beijing E-town International Investment and Development Co Ltd (“BEIID”). Even though BEIID have not paid their portion of the capital contribution in full, they have the full legal rights and entitlement to their portion of the equity. The capital contribution receivable of $5,027 represented the receivable form BEIID (noncontrolling interest) for the investment that has not been collected by Tecface Communication Equipment Beijing.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

7.	PLANT, MACHINERY AND EQUIPMENT, NET

Plant, machinery and equipment, net consisted of the following:

	December 31,
	2010	2011
Construction in progress	$2,576	$21,002
Office building	42,020	44,064
Leasehold improvements	1,807	7,448
Motor vehicles	745	676
Plant and machinery	11,749	10,702
Furniture, fixtures and equipment	5,244	5,152
Software	7,789	10,318

	$71,930	$99,362
Less: Accumulated depreciation	(27,522)	(29,383)

Plant, machinery and equipment, net	$44,408	$69,979

The Group recorded depreciation expenses of $4,213, $2,769 and $3,160 for the years ended December 31, 2009, 2010 and 2011, respectively.

8.	LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	December 31,
	2010	2011
Land use rights	$—	$10,889
Less: accumulated amortization	—	134

Land use rights, net	$—	$10,755

Amortization expenses for land use rights totaled $nil, $nil and $134 for the years ended December 31, 2009, 2010 and 2011, respectively. Future amortization expenses are $219 per year for each of the next 49 years through December 31, 2060.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	December 31, 2010			December 31, 2011
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets with definite life:
- Software license	$3,013	$(2,453)	$560	$3,056	$(2,828)	$228
- Certification of internet content provider	15	(5)	10	15	(9)	6
- Customer base	680	(121)	559	680	(257)	423
- Contract backlog	20	(20)	—	20	(20)	—

	3,728	(2,599)	1,129	3,771	(3,114)	657

Intangible assets with indefinite life:
- Trade name and domain name	1,670	—	1,670	1,670	—	1,670

	$5,398	$(2,599)	$2,799	$5,441	$(3,114)	$2,327

The Group had recorded amortization expenses of $377, $616 and $486 for the years ended December 31, 2009, 2010 and 2011, respectively.

The future amortization expenses for the net carrying amount of intangible assets with definite lives as of December 31, 2011 were as follows:

Year 2012	$336
Year 2013	168
Year 2014	138
Year 2015 and thereafter	15

$657

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

10.	GOODWILL

Changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2010 and 2011, consisted of the following:

	December 31, 2010			December 31, 2011
	ODP	Brand name phone sales	Total	ODP	Brand name phone sales	Total
Gross amount:
Beginning balance	$606	$—	$606	$606	$1,242	$1,848
Goodwill recognized in acquisition	—	1,242	1,242	—	—	—
Disposal	—	—	—	—	—	—

Ending balance	606	1,242	1,848	606	1,242	1,848

Accumulated impairment loss:
Beginning balance	—	—	—	—	—	—
Disposal	—	—	—	—	—	—
Charge for the year	—	—	—	(606)	—	(606)

Ending balance	—	—	—	(606)	—	(606)

Goodwill, net	$606	$1,242	$1,848	$—	$1,242	$1,242

During the third quarter of 2011, the Group determined that due to the significant decline in its stock price for a sustained period, there was an impairment indicator related to goodwill as of September 30, 2011. The Group performed an assessment of the carrying value of goodwill as of September 30, 2011. Based on that assessment, the Group concluded that goodwill allocated to the ODP segment was fully impaired because the estimated growth rates and profit margins for future periods were expected lower than that of prior years.

The Group performs its annual goodwill impairment tests on December 31 of each year. The Group evaluated the situation as of December 31, 2011 by referencing to the assessment performed with respect to September 30, 2011, and concluded that there was no further goodwill impairment as of December 31, 2011.

In the goodwill impairment test, the Group used the income approach, which it believed to be more reliable than the market approach in determining the fair value of the Group’s reporting unit. Accordingly, it adopted a discounted cashflow (“DCF”) method under the income approach, which considers a number of factors that include expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability of its business unit. The assumptions are inherently uncertain and subjective.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

10.	GOODWILL – continued

When applying the DCF method for the reporting unit, the Group incorporated the use of projected financial information and a discount rate developed using market participant based assumptions. The cash flow projections were based on five-year financial forecasts developed by management that included revenue projections, capital spending trends, and investments in working capital to support anticipated revenue growth. The discount rate selected was 40% with the consideration of the risk and nature of the reporting unit’s cash flows and the rates of return market participants would require investing their capital in the reporting unit.

Based on the impairment tests performed, the Group recognized an impairment loss of $nil, $nil and $606 for the years ended December 31, 2009, 2010 and 2011, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

11.	OTHER ASSET

In 2010, the Group negotiated with Guanghua Xinwang Limited (“Guanghua”) to sell a portion of the Group’s office building. On July 19, 2010, the Group jointly formed a company named Beijing Ruike Xinwang Limited (“Ruike”) in Beijing with a third party as designated by Guanghua. The Group legally owned 70% equity interest of Ruike by injecting the portion of the office building with a carrying amount of $3,155, which the Group orally agreed to sell to Guanghua. In January 2011, the Group signed the agreement with Guanghua to sell the 70% equity interest in Ruike for a consideration of $4,058 in cash, from which a deposit of $2,773 was received as of December 31, 2010.

The Group considered the substance of the arrangement as a sale of the office building with carrying amount of $3,155 at a price of $4,058. The Group ceased recording depreciation expense of the office building in July 2010 and reclassified the carrying amount from the plant, machinery and equipment account to the other asset account on the balance sheet. The Group recorded a gain from disposal of other asset of $903 for the year ended December 31, 2011. The transaction was closed in 2011, with remaining payment of $1,193 received in February 2012.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2010	2011
Accrued advertising expense	$328	$6,135
Social insurance payables	2,113	3,135
Prepayment from suppliers	870	3,071
Business tax, value added tax and other tax payables	2,141	2,239
Rental payable	210	1,517
Accrued professional fees	1,356	1,118
Accrued wages	647	1,067
Government subsidies	394	683
Accrued royalty and license fee	1,157	430
Accrued facility fee	391	322
Others	511	279
Customer deposits for minimum purchase	152	159
Warranty provision	277	36
Deposit received for disposal of other asset (Note 11)	2,773	—
Accrued testing fee	495	—

	$13,815	$20,191

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

13.	INCOME TAXES

Cayman Islands

The Company and TechSoft Holding are tax exempted companies incorporated in the Cayman Islands.

British Virgin Islands

Under the current BVI law, income from Techfaith BVI, Great Earnest, 798 Entertainment, Finest Technology, Infoexcel Technology, Boost Time, Charm Faith, Fair Nice, Citylead and Time Spring are not subject to taxation.

Hong Kong

No provision for Hong Kong Profits Tax was made for the years ended December 31, 2009, 2010 and 2011 on the basis that Techfaith HK, Technology HK, QIGI HK and Media Chance did not have any assessable profits arising in or derived from Hong Kong.

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

Techfaith China and Techfaith Intelligent Handset Beijing have obtained high and new technology enterprise under the old EIT (“HNTE”) law and obtained the new HNTE in December 2008 under the New EIT Law. Techfaith China and Techfaith Intelligent Handset Beijing were exempt from tax for three years followed by a 50% reduction in tax rate for the subsequent three years, starting from and 2003 and 2006, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

13.	INCOME TAXES—continued

PRC—continued

Techfaith Shanghai is a qualified manufacturing foreign investment enterprise located in Shanghai Pudong according to the old EIT law and obtained HNTE in December 2008. It was entitled to a preferential tax rate of 15% prior to year 2008, with two years exemption followed by a 50% reduction in tax rate for the subsequent three years under the old EIT law beginning from 2005. In 2009, Techfaith Shanghai is entitled a tax rate of 20% according to the transition rule from the old EIT law to the New EIT Law. Beginning from 2010, the tax rate for Techfaith Shanghai is 15%.

Techfaith Hangzhou and TechSoft are foreign investment enterprises which were entitled to a two year exemption followed by a 50% reduction in tax rate for the subsequent three years over the statuary tax rate of 25% starting from 2007 and 2008, respectively.

One Net has obtained the new HNTE in September 2011 under the New EIT Law. Beginning from 2011, the tax rate for One Net is 15%.

The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates, are presented in the following table.

Subsidiaries and VIE’s subsidiary	2009	2010	2011	2012	2013
Techfaith China (1)	15.0%	15.0%	15.0%	15.0%	15.0%
Techfaith Intelligent Handset Beijing (1)	7.5%	7.5%	7.5%	15.0%	15.0%
Techfaith Shanghai (1)	10.0%	15.0%	15.0%	15.0%	15.0%
One Net (1)	25.0%	25.0%	15.0%	15.0%	15.0%
Techfaith Hangzhou	12.5%	12.5%	12.5%	25.0%	25.0%
TechSoft	0.0%	12.5%	12.5%	12.5%	25.0%

(1)	The new HNTE status obtained by Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai in 2008 and the new HNTE status obtained by One Net in 2011 under the New EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status. Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai renewed the HNTE status in 2011, and the Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the new HNTE status at the conclusion of the three year period.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

13.	INCOME TAXES—continued

PRC—continued

The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income earned by legal entities organized outside China to be subject to China’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. resides within China. Pursuant to the Implementation Rules to EIT Law released by the Chinese government, management does not believe that the legal entities organized outside China should be characterized as China tax residents for EIT Law purposes.

Under the new EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign invested enterprise in China to its foreign investors who are nonresident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of the Company’s subsidiaries, VIEs and VIE’s subsidiary located in the PRC that are taxable upon distribution to the Company of approximately $117,483 and $172,321 at December 31, 2010 and 2011, respectively, are considered to be indefinitely reinvested under authoritative pronouncement, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2011.

The current and deferred components of the income tax expense appearing in the consolidated statements of operation were as follows:

	Year ended December 31,
	2009	2010	2011
Current tax	$3,513	$9,651	$9,500
Deferred tax	129	(193)	(81)

	$3,642	$9,458	$9,419

All of the income taxes are related to the PRC entities of the Group.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

13.	INCOME TAXES—continued

PRC—continued

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	Year ended December 31,
	2010	2011
Deferred tax assets—current:
Accrued expenses	$361	$979
Product warranty provision	32	1
Allowance for doubtful accounts	723	61
Inventory provision	460	299
Net operating loss carry forwards	—	201
Less: Valuation allowance	(1,413)	(1,334)

Net deferred tax assets—current	$163	$207

Deferred tax assets—non-current:
Depreciation and amortization	$405	$204
Net operating loss carry forwards	8,685	10,346
Less: Valuation allowance	(9,090)	(10,547)

Net deferred tax assets non-current	$—	$3

	Year ended December 31,
	2010	2011
Deferred tax liability—non-current:
Acquired intangible asset	$140	$106

As of December 31, 2011, operating loss carry forwards amounted to $66,548 which will begin to expire in 2012. The Group determines whether or not a valuation allowance is required at the level of each taxable entity.

The deferred tax assets arise in companies which are not expected to have any significant taxable income in the foreseeable future and consequently a full provision has been made in respect of those for the entities of the Group.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

13.	INCOME TAXES—continued

PRC—continued

Reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 25% to income before income taxes and actual provision for income taxes is as follows:

	Year ended December 31,
	2009	2010	2011
Income before income tax	$6,028	$38,116	$39,229
Tax provision at PRC enterprise income tax rate of 25%	1,507	9,529	9,807
Expenses not deductible for tax purposes	153	2,428	2,127
Tax exemption and preferential tax rates granted to PRC entities	(2,825)	(3,629)	(2,233)
Effect of the different income tax rates in other jurisdictions	2,493	1,848	1,096
Changes in valuation allowances	2,314	(718)	(1,378)

	$3,642	$9,458	$9,419

Without the tax exemption and preferential tax rates granted to PRC entities, income tax expense would increase by approximately $3,505, $5,793 and $7,325 for the years ended December 31, 2009, 2010 and 2011, respectively, representing a decrease in the basic and diluted earnings per share of $0.01, $0.01 and $0.01, for the years ended December 31, 2009, 2010 and 2011, respectively.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2009, 2010 and 2011. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2011.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries, VIEs and VIE’s subsidiary have not conducted a tax examination on the Group’s subsidiaries, VIEs and VIE’s subsidiary. In accordance with relevant PRC tax administration laws, tax years from 2006 to 2011 of the Group’s PRC subsidiaries, VIEs and VIE’s subsidiary remain subject to tax audits as of December 31, 2011, at the tax authority’s discretion.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

14.	PUT OPTION LIABILITY

In March 2006, the Group entered into the Agreement with QUALCOMM to establish a 70%-owned subsidiary, TechSoft Holding, as set out in Note 1. The exercise price for both the Put Option and the Call Option shall be the higher of, the original purchase price per share paid by QUALCOMM or the Group, subject to a continuous compounded growth rate increase of ten percent (10%) per annum including the date of full payment of the option price, as well as any declared and unpaid dividends accrued or accruing thereupon up until the date of redemption; and the amount equivalent to the business valuation performed by an independent professional valuation company that is mutually agreed upon by QUALCOMM and the Group, in proportion to QUALCOMM’s percentage of shareholding on a fully-diluted as converted basis. The Put Option was recorded at its fair value as a liability and subsequently remeasured at fair value at each period end.

As the valuation of the Put Option is based on the valuation of TechSoft Holding, a non-public company, it requires significant management judgment due to the absence of quoted market prices, and the lack of observable inputs. As a result, the Group has determined that the fair value of the Put Option is classified as Level 3 valuation within the fair value hierarchy (see Note 16).

The fair value of TechSoft Holding’s ordinary share is determined using the income approach valuation methodology that includes discounted cash flows of TechSoft Holding. The discounted cash flows were based on discrete five-year forecast developed by management for planning purposes, discounted at weighted average cost of capital. The fair value of TechSoft Holding’s ordinary shares as of December 31, 2011 is less than the calculated value and therefore the value of the Put Option is based on the difference between the calculated value and the fair value of the ordinary shares of TechSoft Holding, having regard to the probability of QUALCOMM exercising the Put Option.

A reconciliation of the beginning and ending balances of the Put Option measured at fair value, on a recurring basis, using Level 3 inputs follows:

Balance at the beginning of 2009	$1,173
Change in fair value of the Put Option	84

Balance at the beginning of 2010	1,257
Change in fair value of the Put Option	123

Balance at the beginning of 2011	1,380
Change in fair value of the Put Option	150

Balance at the end of 2011	$1,530

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

15.	CONVERTIBLE NOTES

On June 9, 2009, 798 Entertainment, a subsidiary of the Group, issued $10,000 principal amount of the Convertible Notes due June 8, 2012, to a group of unrelated third party investors (the “Note Holders”). The Convertible Notes were issued at par and bear interest at a rate of 8% per annum, compounded annually. Interest is due on the notes maturity date and payable in cash.

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

15.	CONVERTIBLE NOTES—continued

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

15.	CONVERTIBLE NOTES—continued

Interest rate reset—continued

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

The carrying amount of the Convertible Notes as of the conversion date was $16,750, which comprised of the principal amount of the Convertible Notes $10,000 less the unamortized discount of $9,999 as of the conversion date and the carrying amounts of the conversion rights and interest reset features which were carried at their fair values as of the conversion date for $16,749, was credited to the equity accounts to reflect the ordinary shares issued by the Company and its subsidiary, 798 Entertainment and no gain or loss was recognized. As a result of this conversion, 78,814,628 of the Company’s ordinary shares with par value of $0.00002 and 129,668 of 798 Entertainment’s class B ordinary share with par value of $0.01 are issued to the Note Holders.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

16.	FAIR VALUE

(a)	Assets and liabilities measured at fair value on a recurring basis

(i)	Put Option

The Put Option the Group offered to QUALCOMM as set out in Note 14 was recorded as a liability at fair value. The Group measured the fair value for the Put Option with the assistance of an independent valuation firm.

The Put Option was classified as a Level 3 liability because the Group used unobservable inputs to value it, reflecting the Group’s assessment of the assumptions market participants would use in valuing these derivatives.

(ii)	Derivatives embedded in the Convertible Notes

Derivatives embedded in the Convertible Notes as set out in Note 15 were classified as Level 3 liabilities because the Group used unobservable inputs to value them, reflecting the Group’s assessment of the assumptions market participants would use in valuing these derivatives.

(iii)	Contingent consideration receivable

The contingent consideration receivable as set out in Note 3 is considered as Level 3 asset because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing this asset.

	December 31, 2010
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Asset:
Contingent consideration receivable	—	—	$89	$89

Total asset at fair value	—	—	$89	$89

Liability:
Put Option	—	—	$1,380	$1,380

Total liability at fair value	—	—	$1,380	$1,380

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

16.	FAIR VALUE—continued

(a)	Assets and liabilities measured at fair value on a recurring basis—continued

	December 31, 2011
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Liability:
Put Option	—	—	$1,530	$1,530

Total liability at fair value	—	—	$1,530	$1,530

The following table summarizes the movement of the balances of the Group’s financial asset and liabilities measured at fair value on a recurring basis:

Asset:
Balance at January 1, 2010	$—
Initial recognition of the contingent consideration receivable	196
Change in fair value of the contingent consideration receivable	(107)

Balance at December 31, 2010	89
Change in fair value of the contingent consideration receivable	(89)

Balance at December 31, 2011	$—

Liabilities:
Balance at January 1, 2010	$19,286
Change in fair value of the Put Option	123
Change in fair value of the derivatives embeddedin the Convertible Notes	(1,280)
Conversion of the Convertible Notes	(16,749)

Balance at December 31, 2010	1,380
Change in fair value of the Put Option	150

Balance at December 31, 2011	$1,530

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

16.	FAIR VALUE—continued

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

17.	SHARE-BASED PAYMENT

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

Share option

Under the Plan, the Group granted certain stock options to its employees prior to 2009, which were all vested as of January 1, 2009. Accordingly, no compensation expense for such stock options was recognized in 2009, 2010 and 2011.

As of December 31, 2011, there were 131,636 exercisable options that were related to grants made prior to 2009. The grant date fair value and the weighted average exercise price of these options were $0.62 and $1.083, respectively, with a remaining contractual life of 3.7 years. None of these share options were exercised during the year ended December 31, 2011.

On April 21, 2011, the Group granted 1,800,000 share options to its director, independent directors and an external consultant. 50% of these share options vested on the grant date and 50% will vest on April 21, 2012. The grant date fair value and the weighted average exercise price of these options were $0.15 and $0.272, respectively, with a remaining contractual life of 9.3 years. The Group recognized share based compensation expense of $224 for these options for the year ended December 31, 2011.

On June 30, 2011, the Group granted 36,870,000 share options to its employees. 25% of these share options vested on the grant date and 25% will be vest on each anniversary for the subsequent three years. The grant date fair value and the weighted average exercise price of these options were $0.15 and $0.254, respectively, with a remaining contractual life of 9.5 years. The Group recognized share base compensation expenses of $1,948 for these options for the year ended December 31, 2011.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

17.	SHARE-BASED PAYMENT—continued

A summary of option activity under the Plan as of December 31, 2011, and changes during the year then ended is presented below:

	Options granted	Weighted average exercise price per option	Fair value per ordinary share at the grant dates	Weighted average intrinsic value per option at the grant dates
April 21, 2011	1,800,000	$0.272	$0.272	$0.122
June 30, 2011	36,870,000	$0.254	$0.254	$0.104

Total	38,670,000

	Number of options	Weighted average exercise price per option	Weighted average fair value per option at the grant date
Outstanding at January 1, 2011	131,636	1.083	0.620
Granted	38,670,000	0.255	0.150
Exercised	—	—	—
Forfeited or expired	—	—	—

Outstanding at December 31, 2011	38,801,636	0.258	0.152

Exercisable at December 31, 2011	10,249,136	0.266	0.156

	Options outstanding
	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price per option	Aggregate intrinsic Value as of December 31, 2011
Outstanding options	38,801,636	9.5	0.257	—

	Options exercisable
	Number exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price per option	Aggregate intrinsic Value as of December 31, 2011
Exercisable options	10,249,136	9.4	0.266	—

Total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was $nil, $nil and $nil.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

17.	SHARE-BASED PAYMENT—continued

The fair value of each option granted was estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions used for grants during the applicable periods.

2011
Expected term of the option	5-6 years
Expected volatility of the underlying share	63.00%
Expected dividend yield on the underlying share	0.00%
Risk-free interest rate for the expected term of the option	2.73-2.91%

(1)	Expected term of the option

The expected term of an employee share option is the period of time for which the instrument is expected to be outstanding.

(2)	Expected volatility of the underlying share

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(3)	Expected dividend yield on the underlying share

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(4)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of PRC international government bonds with a maturity period close to the expected term of the options.

During 2009, 2010 and 2011, the Group recognized compensation expense, net of forfeitures, of $20, $1 and $2,172, respectively, for share-based payment awards for which the requisite service was rendered during the year.

There was $2,846 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2011. The expense is expected to be recognized over a weighted-average period of 2.5 years using the straight-line attribution method.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

17.	SHARE-BASED PAYMENT—continued

Nonvested shares

In July 2006, the Group granted 315,000 nonvested shares to the Chief Financial Officer. These nonvested shares will vest over three years. Share based compensation expense is recognized over the requisite service period of award according to the awards’ graded vesting schedule. The grant date fair value of the nonvested shares was $0.98 per share, based on the closing price of the Company’s share on the grant date. On August 15, 2008, the Chief Financial Officer resigned and 105,000 of the remaining unvested shares were forfeited. As of the resignation date, 210,000 nonvested shares granted to the Chief Financial Officer had vested. On July 28, 2009, the Company signed an amendment agreement with the ex-Chief Financial Officer, and agreed to grant 105,000 vested shares to the ex-Chief Financial Officer. This modification of these nonvested shares did not result in incremental share-based compensation as the fair value of the modified award measured immediately after the modification equaled to the fair value of the original award measured immediately before the modification Accordingly the unrecognized compensation expenses of $17 which related to the original nonvested shares as of the modification date were recognized as of the modification date.

In August 2007, another 65,818 nonvested shares were granted to an independent director. 25% of these nonvested shares vested on the grant date and 25% will be vest on each anniversary for the subsequent three years. The grant date fair value of these nonvested shares was $0.28 per share. The Group recognized share based compensation expense of $3, $1 and $nil for these nonvested shares for the years ended December 31, 2009, 2010 and 2011, respectively.

The intrinsic value of nonvested shares vested for the years ended December 31, 2009, 2010 and 2011 is $20, $3 and $nil, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

18.	SHARE CAPITAL

The Company has 50,000,000,000,000 ordinary shares authorized with par value of $0.00002 per share.

As of January 1, 2009, the Company had 650,034,590 ordinary shares issued and outstanding.

In 2009, the Company issued 121,455 ordinary shares upon the vesting of nonvested shares.

On September 2006 the Group obtained the approval from its shareholders to repurchase up to $40 million of the Group’s outstanding ADSs. Subsequently on September 29, 2008, the Group’s Board of Directors approved to repurchase additional ADSs, as part of the 2006 share repurchase plan. In December 2009, the Group purchased 61,200 ADSs representing 918,000 ordinary shares from existing shareholders at $0.21 per ordinary share. The repurchase was accounted for as treasury stock and recorded at cost. The respective 61,200 ADSs were subsequently cancelled by the Group on March 26, 2010.

On February 10, 2010, the Company issued 65,934,066 ordinary shares for the acquisition of Citylead (Note 3). On September 8, 2010, the Company issued 78,814,628 ordinary shares for the conversion of the Convertible Notes (Note 15). In addition, the Company also issued 16,454 ordinary shares upon the vesting of nonvested shares in 2010.

As of December 31, 2011, the Company had 794,003,193 ordinary shares issued and outstanding.

19.	OTHER OPERATING INCOME

For the years ended December 31, 2009, 2010 and 2011 the other operating income was $nil, $1,109 and $2,824, respectively, which was primarily derived from rental income of office buildings and gain from disposal of other asset (Note 11).

20.	RELATED PARTY TRANSACTIONS

Ying Bai Technology Ltd. (“Ying Bai”, formerly known as Techfaith Technology (Shenyang) Ltd.) and De Ming Technology (Hangzhou) Ltd. (“De Ming”) (formerly known as Kang Mu Ni Electronics (Hangzhou) Ltd.) are subsidiaries of Techfaith Technology Limited (“Techfaith Technology”), a company established in April 2007. Techfaith Technology is a 100% owned subsidiary of Techfaith Electronics Limited, a company established in September 2007, of which the Group’s Founder and CEO holds 43% equity interest. On December 30, 2011, Techfaith Electronics Limited sold 100% equity interest of Techfaith Technology to a third party. As of December 31, 2011, Ying Bai and De Ming are not the related parties of the Group.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

20.	RELATED PARTY TRANSACTIONS—continued

For the years ended December 31, 2009, 2010 and 2011, purchase of raw materials, mobile phone products and services from related parties were as follow:

	Year ended December 31,
	2009	2010	2011
Ying Bai (1)	$3,479	$10,662	$35,832
De Ming (1)	1,154	125	—

Total	$4,633	$10,787	$35,832

For the years ended December 31, 2009, 2010 and 2011, sales of raw materials to related parties were as follow:

	Year ended December 31,
	2009	2010	2011
Ying Bai (1)	$833	$838	$80
De Ming (1)	—	21	—

Total	$833	$859	$80

As of December 31, 2010 and 2011, amounts due from a related party were as follow:

	December 31,
	2010	2011
Trade receivable:
Ying Bai (1)	$8,061	$—

As of December 31, 2010 and 2011, amounts due to related parties were as follows:

	December 31,
	2010	2011
Trade payable:
Ying Bai (1)	$14	$—
De Ming (1)	32	—

Total	$46	$—

(1) As of December 31, 2011, Ying Bai and De Ming are not the related parties of the Group.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

21.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has determined that the business segments that constitute its primary reporting segments are ODP, Brand name phone sales and Game considering the differences in products, which is consistent with the Group’s internal financial reporting structure.

The Group uses gross profit as the measure of each operating segment.

The financial information for each operating segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment1 is as follows:

	Year ended December 31,
	2009	2010	2011
Revenues
- ODP	$210,588	$222,549	$212,784
- Brand name phone sales	—	38,462	67,535
- Game	488	10,866	43,481

Total net revenues	211,076	271,877	323,800

Cost of sales
- ODP	(172,801)	(180,517)	(174,991)
- Brand name phone sales	—	(22,066)	(41,280)
- Game	(64)	(2,202)	(22,293)

Total cost of revenues	(172,865)	(204,785)	(238,564)

Gross profit	$38,211	$67,092	$85,236

[1]	The Group’s chief operating decision maker only reviews revenue and cost for each operating segment. Expenses are not allocated to each segment.

	Year ended December 31,
	2010	2011
Assets
- ODP	$208,131	$220,720
- Brand name phone sales	31,675	53,855
- Game	19,703	34,433
Reconciling amounts	44,444	58,401

Total assets	$303,953	$367,409

Reconciling amounts:
Corporate assets	$44,444	$58,401

The corporate assets mainly represent the office buildings and construction of office building in progress which cannot be allocated to the operating segments.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

21.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION—continued

	Year ended December 31,
	2009	2010	2011
Total expenditures for purchase of long-lived assets:
- ODP	$733	$3,254	$10,396
- Brand name phone sales	—	—	—
- Game	334	953	24
Corporate assets	288	75	15,545

Total capital expenditure	$1,355	$4,282	$25,965

Revenues for the Group’s products and services are shown in the table below:

	Year ended December 31,
	2009	2010	2011
Net revenues:
- Products sales	$206,106	$219,037	$208,870
- Design fees	2,335	1,752	13
- Component sales	2,147	1,760	3,901

Revenues related to ODP	210,588	222,549	212,784

Revenue related to Brand name phone sales	—	38,462	67,535

- Motion sensor game device	—	5,097	42,848
- Wireless gaming service	470	5,625	601
- Others	18	144	32

Revenue related to Game	488	10,866	43,481

Total net revenues	$211,076	$271,877	$323,800

Geographic information

Revenues, classified by the major geographic areas in which the Group’s customers are located (for design fees and wireless gaming service related revenue, based on the address of the customer who contracted with the Group; for product sales, based on the address to which the Group ships product), are as follows:

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

21.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION—continued

Geographic information—continued

	Year ended December 31,
	2009	2010	2011
Revenues from the PRC	$192,644	$257,044	$316,349
Revenues from countries other than the PRC	18,432	14,833	7,451

Total revenues	$211,076	$271,877	$323,800

22.	COMMITMENTS

(a)	Purchase commitments

The Group uses EMS providers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Group enters into contracts with certain manufacturers that allow them to procure inventory based on criteria defined by the Group. As of December 31, 2011, the Group had commitments under non-cancellable contracts with future minimum purchases of $287 in 2012.

(b)	Operating lease as lessee

The Group entered into operating lease agreements for its office spaces in the PRC. These leases expire at various dates through 2014. Rental expenses under such operating leases were $1,152, $1,093 and $1,980 for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements are as follows:

Year 2012	$1,640
Year 2013	1,525
Year 2014 and thereafter	38

$3,203

(c)	Capital commitments

As of December 31, 2011, capital commitments for construction of property and purchase of plant, machinery and equipment are as follows:

Year 2012	$27,355
Year 2013 and thereafter	23,022

$50,377

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

23.	MAJOR CUSTOMERS

A small number of customers have historically accounted for a substantial portion of our net revenue. In 2009, 2010 and 2011, our top three customers collectively accounted for approximately 34.2%, 30.4% and 37.6%, respectively, of our net revenues.

The following table summarizes net revenues from customers that accounted for 10% or more of the Group’s net revenues.

	Net revenues Year ended December 31,
	2009	2010	2011
A	N/A	N/A	14.9%
B	N/A	N/A	11.8%
C	N/A	N/A	10.9%
D	N/A	11.4%	N/A
E	N/A	10.9%	N/A
F	14.1%	N/A	N/A
G	10.1%	N/A	N/A
H	10.0%	N/A	N/A

	34.2%	22.3%	37.6%

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group’s accounts receivable:

	Accounts receivable As of December 31,
	2010	2011
I	34.5%	42.2%
J	N/A	23.7%
K	12.7%	N/A
L	10.6%	N/A

	57.8%	65.9%

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

24.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	Years ended December 31,
	2009	2010	2011
Net income attributable to China Techfaith Wireless Communication Technology Limited (numerator), basic	$4,414	$27,840	$27,127
Convertible Notes interest	—	1	—
Change in fair value of derivatives embedded in Convertible Notes	—	(1,280)	—

Net income attributable to China Techfaith Wireless Communication Technology Limited (numerator), diluted	$4,414	$26,561	$27,127

Shares (denominator):
Weighted average ordinary shares outstanding	650,057,866	732,784,822	794,003,193
Effect of dilutive securities:
Weighted average shares from assumed vest of nonvested shares	6,054	7,080	—
Weighted average shares from the Convertible Notes, if converted	70,825,200	63,051,703	—

Weighted average shares used in computing diluted net income per share	720,889,120	795,843,605	794,003,193

Net income attributable to China Techfaith Wireless Communication Technology Limited per share, basic	$0.01	$0.04	$0.03

Net income attributable to China Techfaith Wireless Communication Technology Limited per share, diluted	$0.01	$0.03	$0.03

As of December 31, 2009, 2010 and 2011, the Group had 131,636, 131,636 and 38,801,636 options to purchase ordinary shares outstanding which were excluded in the computation of diluted income per share as their effect would have been anti-dilutive.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

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

The total provisions for such employee benefits were $2,244, $2,505 and $2,153 for the years ended December 31, 2009, 2010 and 2011, respectively.

26.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant law and regulations in the PRC, the Company’s subsidiaries, VIEs and VIE’s subsidiary in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in these entities’ statutory financial statements prepared under the accounting principles generally accepted in the PRC (the “PRC GAAP”). Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of these entities registered capital, these entities can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of these entities. Amounts contributed to the statutory reserve were $16,679 and $22,631 as of December 31, 2010 and 2011, respectively.

As a result of PRC laws and regulations, which require that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, VIEs and VIE’s subsidiary. As of December 31, 2011, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries, VIEs and VIE’s subsidiary in the Group not available for distribution was $181,319.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

27.	NONCONTROLLING INTERESTS—continued

798 Entertainment, its subsidiaries and VIE—continued

On September 8, 2010, the Note Holders of Convertible Notes issued by 798 Entertainment have converted 37.5% of the Convertible Notes’ face value to class B ordinary shares of 798 Entertainment at the predetermined conversion price of $28.92, and 129,668 class B ordinary shares were issued to the Note Holders with par value of $0.01. Upon this conversion of the Convertible Notes, the Group retained its control of 798 Entertainment, but further reduced its share ownership in 798 Entertainment from 74.3% to 67.8%. This transaction was accounted for as an equity transaction, therefore, no gain or loss is recognized in consolidated net income or comprehensive income. The initial carrying amount of the noncontrolling interest, $3,546, is calculated as the net assets of the investee, 798 Entertainment, times the noncontrolling’s percentage, 32.2%, then less the value of the noncontrolling interest just before the conversion of Convertible Notes.

The carrying amount of accumulated other comprehensive income of 798 Entertainment was adjusted to reflect the change in the ownership interest of 798 Entertainment through a corresponding credit to additional paid -in capital attributable to the Group.

Techfaith Hangzhou, Techfaith Intelligent Beijing and its subsidiary

On September 16, 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and BEIID established Tecface Communication Equipment Beijing, which will be engaged in mobile phone production activities in Beijing. Techfaith Hangzhou and Techfaith Intelligent Handset Beijing hold 49% and 11% of equity interest of Tecface Communication Equipment Beijing, respectively, and BEIID holds 40% of equity interest of Tecface Communication Equipment Beijing.

Fair Nice and its subsidiary

On September 22, 2011, Fair Nice and Shenyang High and New Investment Co. Limited (“Shenyang Investment”), established Tecface International Mobile, which will be engaged in mobile phone research and production activities in Shenyang. Fair Nice holds 83.3% of equity interest of the Tecface International Mobile and Shenyang Investment holds 16.7% of equity interest of Tecface International Mobile.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

ADDITIONAL INFORMATION—SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	$73	$102
Amounts due from subsidiaries	107,030	106,927
Prepaid expenses and other current assets	17	—

Total current assets	107,120	107,029

Intangible assets	6	—
Investment in subsidiaries	157,749	199,707

TOTAL ASSETS	$264,875	$306,736

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$1,490	$1,553

Total current liabilities	$1,490	$1,553

Equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, 794,003,193 and 794,003,193 as of December 31, 2010 and 2011, respectively	16	16
Additional paid-in capital	139,495	141,667
Accumulated other comprehensive income	31,098	43,597
Retained earnings	92,776	119,903

Total equity	263,385	305,183

TOTAL LIABILITIES AND EQUITY	$264,875	$306,736

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

ADDITIONAL INFORMATION—SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended December 31,
	2009	2010	2011
Net revenues	$—	$—	$—

Operating expenses:
General and administrative	(84)	(177)	(1,420)
Selling and marketing	—	—	(344)
Research and development	—	—	(615)

Total operating expenses	(84)	(177)	(2,379)

Loss from operations	(84)	(177)	(2,379)
Interest income	1	—	—
Equity in earnings of subsidiaries	4,581	28,247	29,567
Change in fair value of the Put Option	(84)	(123)	(150)
Change in fair value of contingent acquisition consideration	—	(107)	89

Income before income taxes	4,414	27,840	27,127
Income taxes	—	—	—

Net income	$4,414	$27,840	$27,127

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

ADDITIONAL INFORMATION—SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

					Accumulated other comprehensive income		Total share holders’ equity
			Additional paid-in capital					Com- prehensive income
	Ordinary shares			Treasury stock		Retained earnings
	Number	Amount
Balance at January 1, 2009	650,034,590	$13	$105,846	$—	$24,095	$60,522	$190,476
Repurchase of ordinary shares	—	—	—	(199)	—	—	(199)
Foreign currency translation adjustments	—	—	—	—	77	—	77	$77
Vesting of nonvested shares	121,455	—	—	—	—	—	—
Share-based compensation	—	—	20	—	—	—	20
Capital contribution by a noncontrolling shareholder	—	—	7,791	—	(309)	—	7,482
Net income	—	—	—	—	—	4,414	4,414	4,414

Balance at December 31, 2009	650,156,045	13	113,657	(199)	23,863	64,936	202,270	$4,491

Issue of ordinary shares for acquisition of Citylead	65,934,066	1	12,834	—	—	—	12,835
Cancellation of treasury stock	(918,000)	—	(199)	199	—	—	—
Conversion of the Convertible Notes	78,814,628	2	13,202	—	—	—	13,204
Foreign currency translation adjustments	—	—	—	—	7,235	—	7,235	$7,235
Vesting of nonvested shares	16,454	—	—	—	—	—	—
Share-based compensation	—	—	1	—	—	—	1
Net income	—	—	—	—	—	27,840	27,840	27,840

Balance at December 31, 2010	794,003,193	16	139,495	—	31,098	92,776	263,385	$35,075

Foreign currency translation adjustments	—	—	—	—	12,499	—	12,499	$12,499
Share-based compensation	—	—	2,172	—	—	—	2,172
Net income	—	—	—	—	—	27,127	27,127	27,127

Balance at December 31, 2011	794,003,193	$16	$141,667	$—	$43,597	$119,903	$305,183	$39,626

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

ADDITIONAL INFORMATION—SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended December 31,
	2009	2010	2011
Operating activities:
Net income	$4,414	$27,840	$27,127
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	20	1	2,172
Change in fair value of the Put Option	84	123	150
Gain on investment in subsidiaries, VIEs and VIE’s subsidiary	(4,598)	(21,997)	(29,459)
Change in operating assets and liabilities:
Amounts due from subsidiaries	(4,780)	(6,190)	103
Prepaid expenses and other current assets	71	48	39
Accrued expenses and other current liabilities	4	99	(103)

Net cash used in operating activities	(4,785)	(76)	29

Investing activity:
Cash consideration paid for business acquisition of Citylead	—	(500)	—

Net cash used in investing activity	—	(500)	—

Financing activity:
Repurchase of ordinary shares from market	(199)	—	—

Net cash used in financing activity	(199)	—	—

Net increase (decrease) in cash and cash equivalents	(4,984)	(576)	29
Cash and cash equivalents at the beginning of the year	5,633	649	73

Cash and cash equivalents at the end of the year	$649	$73	$102

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

ADDITIONAL INFORMATION—SCHEDULE 1

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