Form 20-F
period 2012-12-31
China Techfaith Wireless Communication Technology LTD
filed 2013-04-29
CIK 1316317

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

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

  Yes   ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                  Accelerated filer  ☐                  Non-accelerated filer  ☒

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

ITEM 18. Financial Statements	73

ITEM 19. Exhibits	73

EXHIBIT 4.12 Equity Pledge Agreement dated February 5, 2010 between Tecface International Technology Limited, QIGI&BODEE Technology (Beijing) Co., Ltd, Enhai Xu and Deling Han and amendment dated November 11, 2010 (English translation of the Chinese language document).

EXHIBIT 4.13 Exclusive Option Agreement dated February 5, 2010 between Tecface International Technology Limited, QIGI&BODEE Technology (Beijing) Co., Ltd, Enhai Xu and Deling Han. (English translation of the Chinese language document).

EXHIBIT 4.14 Power of Attorney dated February 5, 2010 by Enhai Xu and Deling Han. (English translation of the Chinese language document).

EXHIBIT 4.15 Exclusive Business Cooperation Agreement dated February 5, 2010 between Tecface International Technology Limited and QIGI&BODEE Technology (Beijing) Co., Ltd. (English translation of the Chinese language document).

EXHIBIT 4.16 Supplemental Agreements dated June 17, 2011 and July 4th, 2011, respectively, between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd., to Shareholders’ Agreement dated April 22, 2011 between the same parties (English translation of the Chinese language document).

EXHIBIT 8.1 Subsidiaries of the Registrant

EXHIBIT 12.1 CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

EXHIBIT 12.2 CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

EXHIBIT 13.1 CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 13.2 CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 15.1 Consent of Maples and Calder

EXHIBIT 15.2 Consent of Beijing Tian Yuan Law Firm

ii

INTRODUCTION

In this annual report, unless otherwise indicated,

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“RMB” refers to Renminbi, the legal currency of China, and “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our ordinary shares and “ADSs” refers to our American depositary shares, each of which represents 15 ordinary shares;

•	“we,” “us,” “our company,” “our” and “Techfaith” refer to China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entity;

•	“Glomate” refers to Glomate Mobile (Beijing) Co., Ltd., our 51% owned subsidiary in China;

•	“One Net” refers to One Net Entertainment Limited (formerly known as Techfaith Interactive Technology (Beijing) Limited, and before then, Techfaith Wireless Communication Technology (Beijing) Limited II and Beijing Centel Technology R&D Co., Ltd.), our 67.8% owned subsidiary in China;

•	“Tecface Communication Equipment Beijing” refers to Tecface Communication & Equipment (Beijing) Limited., our 60% owned subsidiary in China

•	“17FOXSY” refers to 17fox Technology (Shenyang) Co. Limited (formerly known as Tecface International Mobile (Shenyang) Co. Limited), our 83.3% owned subsidiary in China;

•	“Tecface International Technology” refers to Tecface International Technology Limited (formerly known as QIGI&BODEE International Technology (Beijing) Limited), our wholly owned subsidiary in China;

•	“Tecface Technology” refers to Tecface Communication Technology (Beijing) Limited (formerly known as STEP Technologies (Beijing) Co., Ltd), our wholly owned subsidiary in China;

•	“Techfaith China” refers to Techfaith Wireless Communication Technology (Beijing) Limited (formerly known as Beijing Techfaith R&D Co., Ltd.), our wholly owned subsidiary in China;

•	“Techfaith Hangzhou” refers to Techfaith Wireless Communication Technology (Hangzhou) Limited, our wholly owned subsidiary in China;

•	“Techfaith Intelligent Handset Beijing” refers to Techfaith Intelligent Handset Technology (Beijing) Limited, our wholly owned subsidiary in China;

•	“Techfaith Shanghai” refers to Techfaith Wireless Communication Technology (Shanghai) Limited (formerly known as Leadtech Communication Technology (Shanghai) Limited), our wholly owned subsidiary in China;

•	“TechSoft” refers to Techfaith Software (China) Limited, a wholly owned subsidiary, located in China, of Techfaith Software (China) Holding Limited, our 70% owned joint venture with QUALCOMM Incorporated in the Cayman Islands;

•	“Citylead” refers to Citylead Limited, our 100% owned subsidiary in the British Virgin Islands (“BVI”);

•	“Fair Nice” refers to Fair Nice Technology Limited, our wholly owned subsidiary in the BVI;

•	“QIGI Technology” refers to QIGI&BODEE Technology (Beijing) Co., Ltd., our variable interest entity in China; and

•	“Techfaith Interactive” refers to Beijing Techfaith Interactive Internet Technology Limited, our variable interest entity in China.

We and certain selling shareholders of our company completed our initial public offering of 8,726,957 ADSs, each representing 15 of our ordinary shares, par value US$0.00002 per share, in May 2005. On May 5, 2005, we listed our ADSs on the NASDAQ Global Market, or NASDAQ, under the symbol “CNTF.”

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.	Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	$208,850	$211,076	$271,877	$323,800	$137,663
Gross profit	41,165	38,211	67,092	85,236	31,296
Operating expenses	(40,125)	(24,881)	(32,323)	(50,191)	(31,098)
Government subsidy income	3,081	481	159	224	232
Other operating income	2,443	—	1,109	2,824	1,124
Income (loss) from operations	6,564	13,811	36,037	38,093	1,554
Net income (loss)	7,349	2,386	28,658	29,810	(1,845)
Less: Net loss (income) attributable to noncontrolling interest	652	2,028	(818)	(2,683)	(1,449)
Net income (loss) attributable to Techfaith	$8,001	$4,414	$27,840	$27,127	$(3,294)
Earnings per share:
Net income (loss) per share attributable to Techfaith
— Basic	$0.01	$0.01	$0.04	$0.03	$(0.00)
— Diluted	$0.01	$0.01	$0.03	$0.03	$(0.00)
Shares used in per share computation
— Basic	649,972,306	650,057,866	732,784,822	794,003,193	794,003,193
— Diluted	650,062,312	720,889,120	795,843,605	794,003,193	794,003,193

	As of December 31,
	2008	2009	2010	2011	2012
	(In thousands, except share, per share and per ADS data)
Consolidated Balance Sheet Data
Cash and cash equivalents	$78,926	$130,544	$198,536	$250,637	$257,950
Accounts receivable	37,804	28,992	19,241	6,715	8,666
Inventories, net	37,763	22,937	17,745	7,984	7,490
Total assets	220,064	250,667	303,953	367,409	386,346
Total current liabilities	28,248	28,700	33,976	41,028	54,367
Total non-current liabilities	—	18,029	430	396	290
Noncontrolling interest	1,008	1,668	6,162	20,802	25,405
Total liabilities and equity	$220,064	$250,667	$303,953	$367,409	$386,346
Number of treasury stock	—	918,000	—	—	—
Number of ordinary shares issued	650,034,590	650,156,045	794,003,193	794,003,193	794,003,193

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

Our limited operating history makes evaluating our business and prospects difficult.

We commenced operations in July 2002 and completed our first mobile handset design project in September 2003. We started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers for sales to mobile handset brand owners and electronic products wholesale distributors in 2006; this represents our original designed product (“ODP”) business. Our ODP business constituted 81.9%, 65.7% and 42.0% of our total net revenues in 2010, 2011 and 2012, respectively. With the acquisition of the Citylead in 2010, we began to design our QIGI branded mobile phones and Tecface branded mobile phones, leveraging the design capabilities and EMS suppliers from our ODP business. Our brand name phone sales business contributed 14.1%, 20.9% and 36.5% of our total revenue in 2010, 2011 and 2012, respectively. We started to develop our game business in 2008, which constituted less than 1.0% of our total revenues in 2009 but approximately 4.0%, 13.4% and 21.5% of our total revenues in 2010, 2011 and 2012, respectively. We have a limited operating history, especially in the game business, which may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:

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

Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Our financial results have been, and are expected to continue to be, affected by economic conditions in the global markets and in China as well as by changes in the relevant industries in China. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained, what effects it may have, and whether the Chinese economy will resume its previous high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan.

As of December 31, 2010, 2011 and 2012, we had 471, 470 and 358 employees, respectively. There is no assurance that we can continue to effectively meet shifting market demand with our current restructured work force. If we cannot timely and effectively meet market demand with our restructured work force, our business may be materially and adversely affected.

Economic conditions in China are sensitive to global economic conditions. Any persistent slow-down in the global or Chinese economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns for our products and services. If consumer demand for the products and services we offer decreases, our revenues may decline. Furthermore, the recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Entering into 2013, we expect that China’s economy will continue to be subject to uncertainties, in addition to weaknesses in the global economy.

If we cannot keep up with industry standards and design or offer new mobile handset models for sale in a timely and cost-efficient manner to meet customer demand, our business will be materially and adversely affected.

The mobile handset market is characterized by rapidly changing end user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence, price erosion, intense competition, evolving industry standards such as the shift to smart phones based on the Android operating system, and wide fluctuations in product supply and demand. If we cannot design new mobile handset models for sale in a timely and cost-efficient manner to meet our customers’ demand, our business will be materially and adversely affected.

We might not be able to innovate, develop and bring our mobile products and location-based services or other services to market and delays in the ramp-up of new product deliveries may results from a variety of factors including failure to anticipate consumer trends and needs, insufficient and ineffective internal and external execution in our research and product development process or an inability to secure sufficient quantities of necessary components or software assets from suppliers or third parties on a timely basis.

As the market for third-generation and fourth-generation, or 3G and 4G, mobile handsets continues to develop, our existing and potential customers may increasingly demand more 3G and 4G mobile handsets. In 2010, we launched motion gaming mobile devices and TV phones. In 2011 and 2012, we launched high standard, ruggedized Android-based smart phones. In 2012, we started to distribute the WCDMA/GSM 3.5G rugged IP67 Android smart phones to Hong Kong, South America and Latin America, and also received increased sales orders from our customers for our ruggedized Android-based smart phones.

However, we cannot assure you that there will be sufficient customer demand for such phones in the future. Further, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality and time to completion. Our failure to meet customer demand and expectations could hurt our reputation and affect our business and cost us existing customers and negatively affect our results of operations. QUALCOMM Incorporated, or QUALCOMM, has also lowered the entry barrier for many smaller handset companies through the introduction of MSM6240 and MSM6270 chipsets for the production of 3.5G mobile phones. In addition, Google Android mobile operating system is widely adopted with less differentiation among different operating systems, greatly increasing the level of competition in this area. MediaTek has also launched 3 chipsets, namely MT6575, MT6577and MT6589, which greatly increased the level of competition for the Android smart phones market. These chipsets further lowered the entry barrier for companies that are interested in developing smart phones based on the Android operating system and eventually increased the level of competition within the mobile phone industry.

The introduction of Google Android represents both opportunities and threats for us. We have shifted our focus from Windows Mobile operating system to Google Android platform. The Android operating system is being commonly adopted by most of our competitors and with less differentiation within each of their operating systems, presenting bigger threats and tougher competition for us in this area. More co-operation with third parties software providers are also required to make our products compatible with Android operating system, which may in turn increase our research and development expenditure in this area.

The availability and success of Google’s Android platform has made entry and expansion in the smart phone market easier for a number of hardware manufacturers which have chosen to join Android’s ecosystem, especially at the mid to low range of the smart phone market. This has increased our competition and is likely to reduce our gross margin in the mid-range smart phones.

The addressable market for feature phones may further reduce in size if the higher-end price points become dominated by more affordable smart phones, such as Android-based smart phones. In some regions, especially in Europe and China, overall market demand for feature phones may decline further, which may materially and adversely affect our business.

Increased competition in the market and the negative impact of our shifting of focus from Windows Mobile-based smart phones to Android-based smart phones led to a significant decline in our business in 2012. Our net revenues decreased by 57.5% from US$323.8 million in 2011 to US$137.7 million in 2012. There is no assurance that we can regain our ability in generating revenues back to previous levels.

If our customers fail to achieve success in their business, our business and results of operations may be materially and adversely affected.

If any of our major customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our original developed products, or ODP, business and brand name phone sales. Accordingly, our success depends on our customers’ success in their business. Our largest customer in 2010, 2011 and 2012 contributed approximately 11.4%, 14.9% and 8.9% of our net revenues, respectively, and our largest three customers in 2010, 2011 and 2012 contributed approximately 30.4%, 37.6% and 20.0% of our net revenues, respectively. We are not certain whether our customers will be able to achieve success in their business or how long they will remain competitive in their business even if they are initially successful. If any of our customers experiences financial difficulty or is otherwise unable to achieve success in its own business, our business and results of operations may be materially and adversely affected.

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

The mobile handset market in China is intensely competitive and highly fragmented. We face current and potential competition from established suppliers of wireless communications solutions to mobile device manufacturers. These competitors include original design manufacturers such as Sim Technology Group Limited, BYD Electronic Limited, Longcheer Holdings Limited and other smaller mobile phones original design manufacturers.

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

We also face competitors that outsource the manufacturing to EMS providers because they, like us, do not own the necessary manufacturing facilities. For this group of competitors, the outsourcing of the manufacturing process allows lower operating costs and reduced capital investments and other fixed costs. This in turn results in low barriers of entry, and accordingly may lead to an increasing number of new players into this market.

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

We rely on a combination of patents, trademarks, trade secret laws and copyrights, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and the steps we have taken to protect our intellectual property may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us, which could harm our business and competitive position. In 2012, we filed suit against Samsung Telecommunications (Tianjin) Ltd. for patent infringement in China in relation to Samsung’s GT-B7732 model mobile phone. We intend to pursue all possible remedies in this dispute in defense of our intellectual property rights. This litigation and any other future instances of patent infringement might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

We may face intellectual property infringement and other claims that could be time-consuming and costly to defend and result in our loss of significant rights.

Other parties may assert intellectual property infringement and other claims against us; for example, there is no assurance that online games or other content posted on our websites do not or will not be deemed to infringe upon patents, valid copyrights or other intellectual property rights held by third parties. Litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to pay substantial damages to the party claiming infringement, develop alternate non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Parties asserting infringement claims may be able to obtain an injunction, which could prevent us from providing our services or using technology that contains the allegedly infringing intellectual property. While currently we do not have any on-going infringement claims against us, we had in the past been, and may in the future be, subject to claims by other parties alleging infringements of their intellectual property rights by our products. To resolve such claims, we may be required to pay licensing fees to third parties, which could adversely affect our financial condition. Any such claims against us could have a material adverse effect on our business, operating results or financial condition.

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

Several executives of our company, including Mr. Defu Dong, have been involved in litigation, arbitration or administrative proceedings in the past. Although we are not aware of any pending claims against us or our executives in 2012, any future litigation or administrative proceedings involving any of our key executives may result in diversion of management attention away from our business, or damage to our reputation. In addition, if any of our executives joins a competitor or forms a competing company, we may lose our customers. If any disputes arise between our executive officers and us, we cannot assure you the extent to which our rights could be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

We may incur losses due to business interruptions resulting from the occurrence of adverse public events such as outbreak of epidemics, acts of terrorism, fires and natural catastrophes such as earthquakes.

Any prolonged occurrence of an epidemic such as H1N1, avian flu or SARS or other adverse public health developments in China may lead to, among other events, quarantines or closures of our offices which could severely disrupt our operations or the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

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

Certain factors, including a failure to maintain effective internal control or any restatement of our financial statements, could cause the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in each of their annual reports. This requirement applies to this annual report on Form 20-F. In addition, as a non-accelerated filer, we have chosen to voluntarily comply with the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 that require independent auditor attestation; our independent registered public accounting firm has attested to and reported on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. See “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to maintain effective internal control in the future, and if we fail to maintain effective internal control in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002.

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

As we continue to sell completed feature phones and smart phones to our customers, we are exposed to potential product liability claims in the event that the use of our products causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether successful or not, are costly and time-consuming to defend. Also, although we have not been found to produce defective products in the past, in the event that our products prove to be defective, we may be required to recall or redesign such products, which could result in substantial costs, diversion of management attention and resources and damage to our reputation. However, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries.

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

We face risks and uncertainties regarding our game business.

Our game business is comparatively new and faces rapidly evolving industry landscape and concepts; as a result, its performance is subject to a high degree of uncertainty. The game business is intensively competitive and driven in large part by the ability to deliver popular “hit” products. If we fail to deliver popular “hit” products to the market or if customers prefer our competitor’s products or services over those we provide, our operating results will suffer. Our operating results with respect to games will continue to depend on numerous factors beyond our control, including: the growth in mobile handset use, personal computer use, Internet use, broadband users, mobile and online games penetration in China and other markets and the rate of any such growth; general economic conditions affecting consumer disposable income; the availability and rising popularity of other forms of entertainment; and changes in consumer demographics and public tastes and preferences.

Our ability to plan for product development, distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. There is no assurance that we would able to track and respond to these changes in consumer preferences in a timely and effective manner.

Risks Related To Our Corporate Structure

If the PRC government finds that the arrangements that establish the structure for operating our China business are inadequate in any way, we could be subject to severe penalties and our business, financial condition and results of operations may be materially and adversely affected.

We entered into contractual arrangements with QIGI Technology, our variable interest entity in the PRC, under which QIGI Technology operates the business in relation to QIGI branded mobile phones in China. These contractual arrangement enable us to (1) have the power to direct the activities that most significantly affect the economic performance of QIGI Technology; (2) receive substantially all of the economic benefits from QIGI Technology for the services provided by our wholly owned subsidiary in China; and (3) have an exclusive option to purchase all or part of the equity interests in QIGI Technology, or request any existing shareholders of QIGI Technology to transfer all or part of the equity interest in QIGI Technology to another party designated by us at any time at our discretion. We previously also had similar contractual arrangements with Techfaith Interactive, but such arrangements were discontinued in October 2012 when Techfaith Interactive started to undergo liquidation proceedings. For details of contractual arrangements with our variable interest entity, see “Item 4. Information on the Company — A. History and Development of the Company” and Note 1 to our consolidated financial statements included in this annual report on Form 20-F.

Tianyuan Law Firm, our PRC legal counsel, is of the opinion that our corporate structure in China is in compliance with existing PRC laws and regulations, and the contractual arrangements among our wholly owned subsidiaries in China, variable interest entity and the shareholders of our variable interest entity are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and these contractual arrangements may be subject to reviews by the PRC government from time to time. See “— Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.” Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel.

Our contractual arrangements with our variable interest entity in China and the individual nominee shareholders may not be as effective in providing control over the entity as direct ownership.

We operate our business in relation to QIGI brand mobile phones through QIGI Technology in China. QIGI Technology is owned by two PRC individuals, who are also shareholders of us. We have no equity interest in QIGI Technology and must rely on contractual arrangements to control and operate the relevant businesses. These contractual arrangements may not be as effective in providing control over QIGI Technology as direct ownership. For example, QIGI Technology and the individual shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If QIGI Technology or its individual shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. Although QIGI Technology currently contributes a relatively small portion of our revenues, if we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of QIGI Technology, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of QIGI Technology into our consolidated financial statements in accordance with U.S. GAAP, which could adversely affect our results of operations and damage our reputation.

Our ability to enforce the equity pledge agreement between us and our variable interest entity’s shareholders may be subject to limitations based on PRC laws and regulations.

The shareholders of QIGI Technology, our consolidated affiliated entity in China, have pledged all of their equity interests in QIGI Technology to Tecface International Technology, our wholly-owned subsidiary in China. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. We are currently in the process of registering the pledge of equity interests in QIGI Technology with the relevant local branch of SAIC. We believe that the equity pledge agreement among QIGI Technology, shareholders of QIGI Technology and Tecface International Technology became effective and valid on the date when the agreement was duly executed, and we believe lack of registration does not limit the ability of Tecface International Technology to enforce its contractual rights against the shareholders of QIGI Technology under the equity pledge agreement, such as the rights to ask the shareholders to register the equity pledge and to demand that they sell the equity interests being pledged in the event of a default under the agreements secured by the equity pledge. For the same reason, we believe the lack of registration does not limit Tecface International Technology to exercise control over QIGI Technology. However, according to the PRC Property Rights Law, in order to create a valid equity pledge, registration of such pledge with the relevant local branch of SAIC is a precondition. QIGI Technology has not completed the registration of the pledges so far, and the pledges, as property rights, have not become effective under the PRC Property Rights Law. As a result, Tecface International Technology may not be able to successfully enforce the pledges against any third parties that have acquired property right interests in good faith in the equity interests in QIGI Technology. As a result, if QIGI Technology breaches its obligations described above, and there are third parties who have acquired equity interests in good faith, we would need to resort to legal proceedings to enforce the contractual rights of Tecface International Technology under the equity pledge agreements, or the underlying agreements secured by the pledges.

Furthermore, according to the PRC Property Law and PRC laws governing guarantees, a pledgee and pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the relevant obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If QIGI Technology or its shareholders fail to perform their obligations secured by the pledges under the equity pledge agreement, one remedy in the event of default under the agreement is to require the pledgor to sell the equity interests of QIGI Technology in an auction or sell-off and remit the proceeds to Tecface International Technology Limited, net of related taxes and expenses. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Tecface International Technology Limited, a party to the option agreement with QIGI Technology’s shareholders, to designate another PRC person or entity to replace the existing shareholders of QIGI Technology pursuant to the direct transfer option we have under the option agreement; however, such an auction or sell-off, if it takes place, may result in our not receiving the full value of the equity interests in QIGI Technology.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities and may result in adverse tax consequences to us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that either the contractual arrangements with Techfaith Interactive or the contractual arrangements between Tecface International Technology and QIGI Technology, our variable interest entity, do not represent an arm’s-length price and adjust variable interest entity’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the variable interest entity, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to variable interest entity for under-paid taxes. Our consolidated net income may be adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

The individual nominee shareholders of our variable interest entity may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.

Given that the contractual arrangements with Techfaith Interactive have been de facto discontinued due to the latter’s liquidation, we have removed Techfaith Interactive from our consolidated financial statements. Thus, QIGI Technology, which is owned by two PRC nationals, is our sole operating variable interest entity as of the date of this annual report. The interests of these individual shareholders may differ from the interests of our company as a whole. We cannot assure you that when conflicts of interest arise, these individual shareholders will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, these individual shareholders of QIGI Technology may breach or cause QIGI Technology to breach or refuse to renew the existing contractual arrangements that allow us to exercise effective control over it and to receive economic benefits from it. Currently, we do not have existing arrangements to address potential conflicts of interest of these individual shareholders; provided that we could, at all times, exercise our option under the option agreement with individuals shareholders of QIGI Technology to cause them to transfer all of their equity ownership in QIGI Technology to a PRC entity or individual designated by us, and this new shareholder of QIGI Technology could then appoint a new director of QIGI Technology to replace the existing directors. In addition, if such conflicts of interest arise, our wholly owned PRC subsidiary could also, in the capacity of individual shareholders’ attorney-in-fact as provided under existing powers of attorney, directly appoint a new director of QIGI Technology to replace the existing directors. We rely on these individual shareholders to comply with the laws of China, which protect contracts, including the contractual arrangements QIGI Technology and its shareholders have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. If we cannot resolve any conflicts of interest or disputes between us and these individual shareholders of QIGI Technology, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our income tax is primarily governed by the Enterprise Income Tax Law, or the EIT Law, which was adopted by the National People’s Congress of China on March 16, 2007 and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Under the EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“HNTE”) is entitled to a tax rate of 15%. A HNTE status obtained under the EIT Law is valid for three years, after which qualifying entities can apply to renew their HNTE status for an additional three years, provided their business operations continue to qualify for the HNTE status. Both Techfaith China and Techfaith Intelligent Handset Beijing had obtained HNTE status under the old enterprise income tax laws prior to January 1, 2008 and, in addition, obtained HNTE status in December 2008 and renewed their HNTE status in 2011 under the EIT Law. Techfaith China and Techfaith Intelligent Handset Beijing were exempt from tax for three years followed by a 50% reduction in tax rate for the subsequent three years, starting from and 2003 and 2006, respectively. Techfaith Shanghai, a qualified manufacturing foreign investment enterprise located in Shanghai Pudong according to the old enterprise income tax law prior to January 1, 2008, obtained HNTE status in December 2008 and renewed its HNTE status in 2011 under the EIT Law. Techfaith Shanghai was entitled to a preferential tax rate of 15% prior to year 2008, with two years exemption followed by a 50% reduction in tax rate for the subsequent three years under the old EIT law beginning from 2005. Beginning from 2010, the tax rate for Techfaith Shanghai is 15%. One Net has obtained the new HNTE certificate in September 2011 under the EIT Law. Beginning from 2011, the income tax rate for One Net is 15%. Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai renewed the HNTE status in 2011, and we believe it is highly likely that our qualifying entities will continue to obtain the renewal in the future. Accordingly, Techfaith China, Techfaith Intelligent Handset Beijing, Techfaith Shanghai and One Net have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future.

Some of our Chinese subsidiaries, including TechSoft, also enjoyed various income tax exemptions because they were qualified as “foreign investment enterprises” before January 1, 2008. Based on the transition rules of the EIT Law, those Chinese subsidiaries continue to enjoy preferential tax rates from 2008 through 2012 due to the preferential tax qualification obtained prior to January 1, 2008. Those subsidiaries in China will not continue to receive such preferential tax treatment after the transition period. There is no assurance that our subsidiaries in China will continue to receive any other preferential income tax treatment. If any of these incentives are reduced or eliminated by government authorities in the future, the effective tax rates of our subsidiaries in China and our effective tax rates on a consolidated basis could increase significantly. Any such change could adversely affect our operating results. See “Item 4. Information on the Company — B. Business Overview — Regulations — Tax.”

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

Under the EIT Law and relevant implementing rules, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The implementing rules of the EIT Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. The guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident is set forth in a notice and a bulletin issued by the PRC State Administration of Taxation, or SAT, in 2009 and 2011, respectively. The notice and the bulletin apply to a Chinese-controlled offshore incorporated enterprise, which is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. See “Item 4 Information on the Company — B. Business Overview — Regulation — Tax”. Based on our analysis of the current facts, we believe that Techfaith and its overseas subsidiaries should not be treated as resident enterprises for PRC tax purposes. However, it continues to be unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2010, 2011 and 2012, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that Techfaith or its overseas subsidiaries should be treated as a “resident enterprise” for PRC tax purposes after January 1, 2008, the effective date of the EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, but will exclude any dividend income we receive from our domestic subsidiaries, which are exempted taxable income under the EIT Law. If we and our overseas subsidiaries are treated as “resident enterprises” and are required to pay income tax for dividends paid to our offshore subsidiaries which are not treated as “resident enterprises”, it will materially and adversely affect our financial condition and results of operations.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, although there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

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

The laws and regulations governing Internet-related businesses in China are developing and subject to future changes. If we or any of our PRC operating subsidiaries or variable interest entity fail to obtain or maintain all applicable permits and approvals, our business and operations may be materially and adversely affected.

All Internet-related businesses in China are highly regulated by the PRC government. New laws and regulations may be adopted in the future to address new issues that arise from time to time, such as online advertising and other use of the internet in the Group’s operation. Also, different regulatory authorities may have different views regarding the licensing requirements for the operation of any internet related businesses. As a result, there is, and will continue to be, substantial uncertainty in the interpretation and implementation of current and any future PRC laws and regulations applicable to any internet related businesses. While we believe that we are in material compliance with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found to be in violation of any current or future PRC laws and regulations in the future.

Additional government regulations resulting from negative publicity in China regarding Internet-related aspects of our business or otherwise may have a material adverse effect on our business, financial condition and results of operations.

Implementation of new labor laws in China may adversely affect our business and results of operations.

China adopted a labor contract law, or the Labor Contract Law, which went into effect on January 1, 2008. The Labor Contract Law imposes more stringent requirements on employers with regard to, among other things, minimum wages, and severance payments upon permitted termination of the employment by an employer and non-fixed term employment contracts, time limits for probation periods as well as the duration and the times that an employee can be placed on a fixed term employment contract. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract is deemed to have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the PRC government has continued to introduce various new labor-related regulations since the implementation of the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days be made available to nearly all employees and further require that each employer compensates an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions.

In addition, China has adopted a social insurance law, or the Social Insurance Law, which went into effect on July 1, 2011. The Social Insurance Law provides detailed obligations against employers relating to social welfare contributions for employees including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance, and requires the employers to pay for employees social welfare based upon certain percentages of employees’ salaries. Due to the limited period of effectiveness of the social insurance law and the lack of clarity with respect to its implementation as well as the potential penalties and fines involved, it is uncertain how this law may impact our business and results of operations.

As a result of these and future measures that may be implemented to enhance labor protection in China, our labor costs may increase and we cannot assure you that our employment practices do not or will not violate the Labor Contract Law, the Social Insurance Law or any other existing or future labor-related regulations in China. If we are subject to severe penalties or found to incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

We may be adversely affected by the outcome of the administrative proceedings brought by the United States Securities and Exchange Commission against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes- Oxley Act of 2002, as the auditors located in the PRC have stated they are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. To our knowledge, we are not subject to any SEC investigations, nor are we a party to the administrative proceedings brought by the SEC against the accounting firms. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting and deregistration by the SEC. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, consequently, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for mobile handsets;

•	changes in the economic performance or market valuations of other mobile handset design houses, original design product providers or manufacturers;

•	performance of other China-based companies that are listed on NASDAQ;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel; and

•	fluctuations of exchange rates between the RMB and U.S. dollar.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would public shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, we may not be able to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly owned subsidiaries and variable interest entity in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Based on the price of our ADSs and ordinary shares and the composition of our assets (in particular the retention of a large amount of cash), we believe that it is likely that we were classified as a “passive foreign investment company,” (or a “PFIC”), for United States federal income tax purposes for our taxable year ended December 31, 2012, and we will very likely be a PFIC for our current taxable year ending December 31, 2013 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the average quarterly value of its assets (as generally determined on that basis of fair market value) during such year produce or are held for the production of passive income.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information — E. Taxation — United States Federal Income Taxation) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become classified as a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder who acquires our ADSs during the current taxable year ending 2013 or subsequent taxable years, should, to the extent an election is available, consider making a “mark-to-market” election in the first taxable year of such holder’s holding period to avoid owning PFIC-Tainted Shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	Information on the Company

A. History and Development of the Company

We commenced operations in July 2002 through Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith Beijing, formerly known as Beijing Techfaith R&D Co., Ltd., a limited liability company established in China. We created a holding company structure by incorporating Techfaith Wireless Technology Group Limited in July 2003. We incorporated China Techfaith Wireless Communication Technology Limited on June 25, 2004 under the Companies Law (2012 Revision) of the Cayman Islands. As part of a restructuring in anticipation of our initial public offering, China Techfaith Wireless Communication Technology Limited became our ultimate holding company in November 2004.

We and certain selling shareholders of our company completed our initial public offering of 8,726,957 ADSs, each representing 15 of our ordinary shares, par value US$0.00002 per share, in May 2005. On May 5, 2005, we listed our ADSs on the NASDAQ Global Market, or NASDAQ, under the symbol “CNTF.”

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

In 2008, we began to offer mobile game related services developed by our subsidiary or licensed from third parties. To raise funds for the game business, our subsidiary, Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes to the IDG Funds in June 2009. Pursuant to conversion options granted to them under the relevant investor rights agreement, the IDG Funds exercised their conversion rights in relation to the notes in September 2010, converting 62.5% of the principal amount of the notes into our ordinary shares and the remaining principal amount into ordinary shares of Leo Technology Limited, now 798 Entertainment Limited. As a result of the conversion, the IDG Funds now hold 78,814,628 of our ordinary shares, represented by 5,254,309 ADSs which the IDG Funds may offer and sell from time to time. In August 2010, we introduced a new product line-motion game, which generated an aggregate of US$5.1 million revenue in the fourth quarter of 2010 and US$42.8 million and US$29.6 million in revenues in 2011 and 2012, respectively.

On February 10, 2010, we acquired Citylead, together with its subsidiaries and obtained control over Citylead’s variable interest entity, QIGI Technology, a domestic brand mobile phone company. The consideration consisted of $500,000 in cash and 65,934,066 of our ordinary shares at a fair value of $0.19 per ordinary share paid as of the date of acquisition as well as certain receivables contingent upon QIGI Technology’s operating performance for 2010 and 2011. Through this acquisition, QIGI Technology became our variable interest entity, and we expanded our branding business to target enterprise users and operator-tailored customers. For details of our arrangement with QIGI Technology, also see Note 1 to our consolidated financial statements included in this annual report on Form 20-F.

Through a series of transactions in May 2010, we now indirectly hold, through a majority owned subsidiary, Glomate, which focuses on licensing well-known, international brands for high-end, brand-name mobile phones and add to our effort to maintain our existing strong presence in the market for ODP in China. In September 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and Beijing E-town International Investment and Development Co., Ltd., or BEIID, established a joint venture, Tecface Communication Equipment (Beijing) Ltd., which engages in developing a 10 million-unit capacity smart phone production line in Beijing. Techfaith Hangzhou and Techfaith Intelligent Handset Beijing hold 49% and 11% of the equity interest of Tecface Communication Equipment Beijing and BEIID holds the remaining 40% share equity of this entity. In December 2011, we received approval from the Shenyang Government for the acquisition of approximately 11.5 acres in Shenyang City’s Shenbei New District. This new facility will include integrated research and development as well as sales and distribution capabilities. The land contract is valued at approximately RMB 14.4 million (approximately US$2.3 million) and the new facility is part of a broader, major subsidiary development project between Techfaith and the Shenyang High and New Investment Co. Limited, or Shenyang Investment, and the subsidiary of PuHe New Town Administration Committee, or PuHe, to establish 17FOXSY. As part of this investment project, TechFaith expects to invest approximately RMB 200 million (approximately US$31.5 million) over the next three years. Shenyang Investment is expected to invest approximately RMB 40 million (US$6.3 million) in the subsidiary development project and to provide up to RMB 10 million (US$1.6 million) to TechFaith as an investment incentive. The subsidiary will be 16.7% owned by Shenyang Investment and 83.3% owned by TechFaith.

Our capital expenditures mainly relate to our construction of office buildings and plants. Our capital expenditures amounted to US$4.3 million, US$26.0 million and US$21.5 million in 2010, 2011 and 2012, respectively. Our capital expenditures for 2012 were mainly financed from our operating cash flow.

B. Business Overview

We are a China-based ODP provider focused on the original design and development of handsets and sales of finished products to our local and international customers. We entered into new businesses such as the branded mobile phone business to generate additional revenue streams as part of our growth strategy.

Our business comprises the following three areas: (1) ODP business; (2) brand name phone sales; and (3) game business. Revenues generated from ODP business accounted for approximately 81.9%, 65.7% and 42.0% of our total revenues in 2010, 2011 and 2012, respectively. Revenues generated from brand name phone sales accounted for approximately 14.1%, 20.9% and 36.5% of our total revenues in 2010, 2011 and 2012, respectively. Revenues generated from game business accounted for approximately 4.0%, 13.4% and 21.5% of our total revenues in 2010, 2011 and 2012, respectively.

Geographically, revenues generated from PRC domestic customers accounted for approximately 94.5%, 97.7% and 93.4% of our total revenues in 2010, 2011 and 2012, respectively. Revenues generated from oversea customers accounted for approximately 5.5%, 2.3% and 6.6% of our total revenues in 2010, 2011 and 2012, respectively.

Our net revenue decreased significantly from US$323.8 million in 2011 to US$137.7 million in 2012. The decline in revenues was mainly attributed to increased competition, which led to a significant decline in our ODP business, brand name phone sales business and game business, and the negative impact of our shift of focus from Windows Mobile-based smart phones to Android-based smart phones.

Our ODP business

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

In 2006, we expanded our business from an independent design house to an ODP provider. As an ODP provider, we not only provide handset design services but also sell finished products by subcontracting EMS providers to assemble or manufacture mobile phone handsets to meet the demand of our customers. In 2010, we acquired QIGI brand so that we may design our QIGI branded mobile phones, leveraging the design capabilities and EMS suppliers from our ODP business. Our revenues from ODP products as a percentage of our total net revenues increased from over 46% in 2006 to 70% in 2007 to over 90% in 2008 and 2009, and decreased to 81.9% in 2010, 65.7% in 2011 and 42.0% in 2012 due to increased revenue in our game business and brand name phone sales business.

Our net revenues from ODP decreased by 72.8% from US$212.8 million in 2011 to US$57.8 million in 2012. The decrease resulted from a delay in the launch of our Android-based smart phones and increasing competition from competitors in the market.

Our brand name phone sales business

We put emphasis on the branding of our mobile handset products because branded products — especially products bearing well-known brands and images — offer a higher profit margin compared with other mobile handsets we sell. For instance, in the first quarter of 2010, we obtained control of QIGI Technology which became one of our variable interest entities. QIGI Technology is a company based in China and focused on the sale of smart phones. In 2011, we started to sell mobile phones under “Tecface” brand, which is an smartphone brand developed by ourselves.

Our game business

In 2008, we began to develop our game business through One Net. We introduced the motion game device in the fourth quarter of 2010. We not only sell motion game controllers and accessories, but also design and manufacture mobile phones with motion game controller functions. Our motion game controllers and mobile phones generated US$42.8 million and US$29.6 million in terms of revenues for the years ended December 31, 2011 and 2012, respectively. The decrease in revenues was primarily due to increased competition in the market during 2012.

Products and Services

ODP Products

When we started our operations in 2002, we focused primarily on providing mobile handset design services. We have been involved in the mass production phase of the product cycle since 2006. The finished products we provide to our customers include feature phones and smart phones designed by us, wireless modules and other electronic components. We do not have our own production facilities, however, and instead outsource such production to EMS providers.

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

Historically, we commenced operations as a mobile handset design house. We also provide production support to facilitate our customers’ manufacturing and supply chain management processes. Since 2006, we have begun to work with our customers in providing customized handset design services to mobile service operators. Though we have expanded our business operations by extending our production support to also include the actual production and sales of finished products, we retain our strong technological capabilities to design mobile handsets to support a broad range of wireless communications standards, baseband platforms and technologies.

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

Brand name phone sales

We started our brand name phone sales business in February 2010 with the QIGI brand. In 2011 we introduced the Tecface brand. We now operate a relatively new business segment for the sales of brand name phones. We emphasize the brand of our mobile handset products because branded products offer a higher profit margin compared with other mobile handsets we sell.

Game

We began providing motion game services free of charge in 2010. Gamers can use motion game controllers or mobile phones with motion game function to play motion games. The controller or mobile is able to support hundreds of motion games such as racing, shooting, tennis, track and field. The motion game controller can be accessed through Bluetooth connection with the end user’s computer or laptop. Revenue from sales of motion game controllers and mobile phones are recognized upon the delivery of goods and the transfer of ownership to customers. Usually we receive advance payments from customers and deliver goods within one week of receiving payment.

Customers

Mobile handset brand owners are customers for our ODP products, which include both of our product sales business and handset design services business. Our customers include leading Chinese mobile handset brand owners and international mobile handset brand owners.

For each manufacturing and design project, we have a designated account manager who directly interacts with the customer throughout the manufacturing and design process to report project progress and handle customer input and comments. We provide technical support and production support to assist customers of our handset design services in designing the manufacturing process.

A small number of customers have historically accounted for a substantial portion of our net revenue. In 2010, 2011 and 2012, our largest three customers collectively accounted for approximately 30.4%, 37.6% and 20.0% of our net revenues, respectively.

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

We typically charge design fee for our handset design services. The design fee is a fixed amount paid in installments according to pre-agreed milestones.

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

We also made efforts to develop mobile games and made progress in implementing new technologies such as motion games. In 2011, we launched sixty in-house games developed from our studios and six games licensed from third party content providers. Most recently, we launched 17VEE mobile games on both China Mobile and China Telecom, although there has been minimal revenue generated from these mobile phone games as of the date of this annual report. While it is difficult for us to keep up with the market pace, we will continue to increase our efforts in research and development with the goal of offering more innovative products.

Research and Development

We believe that our future success primarily depends on our ability` to efficiently design and develop: (1) new models of mobile handsets and manufacturing processes that meet our customers’ demand for cost-competitive, high-quality and technologically advanced mobile handsets and, to a lesser degree, (2) new mobile and motion games with, among other characteristics, authentic action design as well as unique technology and programming. The goals of our research and development efforts include the following:

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

As of December 31, 2012, our research and development staff and supportive function consisted of 241 engineers, representing approximately 67% of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry. For the years ended December 31, 2010, 2011 and 2012, we had research and development expenses of US$11.6 million, US$13.5 million and US$9.3 million, respectively.

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

CTA Certification

The Ministry of Industry and Information Technology of PRC (formerly known as Ministry of Informational Industry), or MIIT, promulgated the Administration Measures of the Network Entry of Telecommunication Equipment, which state that all telecommunication terminal equipment subject to the network entry permit system, including mobile handsets, must obtain a certification commonly known as China Type Approval, or CTA, from the MIIT before mass production. CTA certifies that the use of telecommunication terminal equipment in the national telecommunications network has been approved and complies with the requirements for network access and the national standards established by the MIIT. Our customers generally require us to provide technical support to assist them in obtaining CTA certification.

Tax

As a business enterprise operating in China, we are subject to the EIT Law, which was adopted by the National People’s Congress of China on March 16, 2007 and became effective on January 1, 2008. Prior to December 31, 2008, Techfaith China and Techfaith Intelligent Handset Beijing applied for HNTE status that would allow for a reduced applicable tax rate; under the EIT Law, however, Techfaith China and Techfaith Intelligent Handset Beijing are also required to confirm and record the HTNE certificate with the competent tax bureau to enjoy the reduced tax rate. The official HNTE certificates were issued to Techfaith China and Techfaith Intelligent Handset Beijing on December 24, 2008. Techfaith Shanghai has qualified as a manufacturing foreign investment enterprise (the “FIE”) located in Shanghai Pudong according to the old EIT law and obtained HNTE in December 2008. It was entitled to a preferential tax rate of 15% prior to year 2008, with two-year exemption followed by a 50% reduction in tax rate for the subsequent three years under the old EIT law starting from 2005. According to the transition rule from the old tax laws to the new EIT Law, in 2008 and 2009, Techfaith Shanghai is entitled a tax rate of 18% and 20%, respectively. Starting from 2010, the tax rate for Techfaith Shanghai is 15%. In September 2011, One Net has obtained the new HNTE under the New EIT Law beginning from 2011, the tax rate for One Net is 15% under the New EIT Law, which is valid for three years. The HNTE status obtained under the EIT Law is valid for three years, after which qualifying entities can apply to renew for an additional three years, provided their business operations continue to qualify for the HNTE status. Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai renewed the HNTE status in 2011, and we believe it is highly likely that our qualifying entities will continue to obtain such renewals in the future. Accordingly, Techfaith China, Techfaith Intelligent Handset Beijing, Techfaith Shanghai and One Net have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future. Techfaith Hangzhou is also qualified as a “production enterprise” and the relevant tax authorities have agreed that it is entitled to a two-year exemption from income tax in 2007 and 2008, followed by a 50% reduction in tax rate for the succeeding three years 2009, 2010 and 2011. Based on the transition rules of the EIT Law, those companies each qualified as “production enterprise” and can continue to enjoy preferential tax rates from 2008 through 2011 due to the preferential tax qualification obtained prior to January 1, 2008. Starting from 2012, Techfaith Hangzhou is subject to statutory tax rate of 25%.

The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties resides within China. On April 22, 2009, the SAT further issued Circular 82 which sets out detailed rules for determining whether a Chinese-controlled offshore incorporated enterprise is a tax resident of China, describes the tax implications of such an enterprise being regarded as a tax resident and sets out the procedures for an assessment of residence status by the relevant local tax bureau. In addition, the SAT issued a bulletin on July 27, 2011, or Bulletin 45, to provide more guidance on the implementation of the above Circular 82, effective from September 1, 2011. Bulletin 45 made clarifications in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specified that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the China-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in Circular 82 and administration clarification made in the Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Pursuant to this notice, we do not believe that the legal entities of our group organized outside China would be considered China tax residents for EIT Law purposes.

Under the EIT and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangement with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of our subsidiaries located in the PRC that are taxable upon distribution to us of approximately US$172.3 million and US$182.7 million at December 31, 2011 and 2012, respectively, are considered to be indefinitely reinvested, because we do not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2012. If we were to distribute such unremitted earnings, we will be subject to dividend withholding taxes of approximately $12.1 million.

We sell a significant portion of wireless modules and smart phones from our Hong Kong subsidiary, and currently the statutory income tax rate in Hong Kong is 16.5%. The Inland Revenue Department of Hong Kong approved our Hong Kong subsidiary to be effectively exempt from income tax in Hong Kong. No provision for Hong Kong profits tax was made for the years ended December 31, 2010, 2011 and 2012 on the basis that Techfaith Intelligent Handset Technology (Hong Kong) Limited did not have any assessable profits arising in or derived from Hong Kong for the years.

According to the Circular on Tax Issues Related to the Implementation of the Decision of the CPC Central Committee and State Council on Strengthening Technical Innovation, Developing High Technology and Realizing Industrialization issued by the Ministry of Finance and the State Administration of Taxation, revenue generated under technology transfer agreements or technology development that has been registered with relevant authorities, as well as revenue generated from technology and consulting services associated with these two types of arrangements, could be exempted from business tax or VAT.

Our subsidiaries in China are also entitled to a business tax or VAT exemption relating to their income derived from any technology development agreement and technical transfer agreement that has been registered with relevant government authorities.

Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules as well as VAT reform pilot program, except as stipulated otherwise, our PRC subsidiaries are required to pay value added tax, or VAT, at a rate of 17% of revenue from product and component sales, 6% of revenue from design fees, called output VAT. On the other hand, input VAT paid on the purchased goods or received VAT taxable labor services is used as a credit against the output VAT levied on the gross sales or design fees.

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended in August 2008. Under these rules, RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investment in securities outside of China unless the prior approval of SAFE is obtained and prior registration with the SAFE is made.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Domestic enterprises (including foreign-invested enterprises) may retain foreign exchange derived from current account items, but unless otherwise approved, they must convert all of their foreign currency receipts derived from capital account items into RMB.

On August 29, 2008, SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting the ways in which the converted RMB may be used. Circular 142 requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and, unless set forth in the business scope or in PRC regulations, may not be used for equity investments within the PRC. In addition, the SAFE has strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without the SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe monetary or other penalties. In strengthening Circular 142, SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or SAFE Circular 45, on November 9, 2011, which expressly prohibits a foreign invested company from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, or repayment of bank loans which have been transferred to a third party.

Pursuant to the Administration of the Settlement, Sale and Payment of Foreign Exchange Provisions, promulgated by the People’s Bank of China (1996), foreign investment enterprises in China may purchase foreign currency without the approval from SAFE for trade and service-related foreign exchange (subject to a cap approved by SAFE) to satisfy foreign exchange liabilities or to pay dividends. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from or registrations with SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign-owned enterprises and the Chinese-foreign equity joint ventures include the Wholly Foreign-owned Enterprise Law (1986), as amended in 2000, the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended in 2001, the Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended in 2001, and the Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended in 2001.

Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign invested enterprises in China are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

C. Organizational Structure

The following chart illustrates our corporate structure, our equity interest in each of our principal operating subsidiaries and variable interest entity as of the date of this annual report:

QUALCOMM
30%
70%
China Techfaith Wireless Communication Technology Limited (Cayman Islands)
100%
Citylead Limited (BVI)
Techfaith Software (China) Holding Limited (Cayman Islands)
100%
Techfaith Software (China) Limited (PRC)
100%
Techfaith Wireless Technology Group Limited (BVI)
100%
QIGI&BODDE Technology Limited (HK)
100%
23.4%
Infiniti Capital Ltd.
IDG Accel China Growth Fund II L.P.
Tecface International Technology (formally QIGI&BODEE International Technology (Beijing) Limited (PRC)
VIE
8.8%
QIGI&BODEE Technology (Beijing) Co.Limited (PRC)
100%
100%
100%
100%
100%
67.8%
100%
100%
100%
100%
Shenyang High and New Investment Co., Limited (PRC)
Fair Nice Technology Limited (BVI)
Charm Faith Limited (BVI)
Inforcel Technology Limited (BVI)
Boost Time Limited (BVI)
Great Earnest Technology Limited (BVI)
798 Entertainment Limited (formerly "Leo Technology Limited") (BVI)
Finest Technology Limited (BVI)
Techfaith Intelligent Handset Technology Limited (HK) (formerly First Achieve Technology Limited)
Tecface Communication Technology (Beijing) Limited (Formerly "STEP Technologies (Beijing) Co. Ltd") (PRC)
Techfaith Wireless Technology (HK) Limited (HK)
16.7%
83.3%
100%
100%
100%
100%
100%
100%
100%
17fox Technology (Shenyang) Co., Limited (formerly Tecface International Mobile (Shenyang) Co., Limited) (PRC)
Techfaith Wireless Communication Technology (Shenyang) Limited (PRC)
Techfaith Wireless Communication Technology (Hangzhou) Limited (PRC)
Techfaith Intelligent Handset Technology (Beijing) Limited (PRC)
Beijing E-town International Investment and Development Co., Limited (PRC)
Techfaith Wireless Communication Technology (Beijing) Limited (PRC)
One Net Entertainment Limited (formerly Techfaith Interactive Technology (Beijing) Limited) (PRC)
Shenyang 17 vee move Co., Ltd (formerly UU Internet Technology (Shenyang) Ltd) (PRC)
Techfaith Wireless Communication Technology (Shanghai) Ltd. (PRC)
49%
11%
40%
Tecface Communication & Equipment (Beijing) Limited (PRC)
Billion Team Asia Limited (HK)
49%
51%
Time Spring Limited (BVI)
100%
Media Chance Limited (HK)
100%
Glomate Mobile (Beijing) Co., Ltd. (PRC)

Note:

(1)	Dotted line denotes variable interest entity. We have contractual arrangements with QIGI Technology under which QIGI Technology focuses on smart phones under the QIGI brand.

(2)	Billion Team Asia Limited is an affiliate entity of D Magic Mobile (Shanghai) Incorporation.

We conduct substantially all of our operations through the following subsidiaries and variable interest entity in China:

•	Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, which primarily designs GSM-based mobile handsets;

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

•	Techfaith Intelligent Handset Technology (Beijing) Limited, or Techfaith Intelligent Handset Beijing, which focuses on smart phones and related products;

•	Techfaith Wireless Communication Technology (Hangzhou) Limited, or Techfaith Hangzhou, which focuses on handsets and smart phones sales;

•	Techfaith Intelligent Handset Technology (Hong Kong) Limited, which focuses on smart phones and handsets sales;

•	Tecface Communication Technology (Beijing) Limited, which focuses on smart phones under the Tecface brand;

•	QIGI&BODEE Technology (Beijing) Co., Ltd., or QIGI Technology, which focuses on smart phones under the QIGI brand; and

•	Glomate Mobile (Beijing) Co., Ltd., or Glomate, which will focus on licensing well-known brands for high-end mobile phones.

Except for TechSoft, One Net, Glomate, Tecface Communication Equipment Beijing and 17FOXSY, all of our subsidiaries in China are wholly owned. TechSoft is wholly owned by a Cayman Islands holding company, which is a joint venture that is 70%-owned by us and 30%-owned by QUALCOMM. Infiniti Capital Limited, IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investor II L.P own 23.4%, 8.1% and 0.7% of One Net, respectively. Glomate is a subsidiary that is 51%-owned by us and 49%-owned by Billion Team Asia Limited, an affiliate of D Magic Mobile. BEIID owns 40% of Tecface Communication Equipment Beijing, and Shenyang Investment owns 16.7% of 17FOXSY.

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our consolidated affiliated entities in China.

Contractual Arrangements with QIGI Technology and its Shareholders

We operate our business in relation to QIGI brand mobile phones in China through QIGI Technology. We have entered into a series of contractual arrangements with QIGI Technology and the nominee shareholders of QIGI Technology. These contractual arrangements enable us to:

•	have power to direct the activities that most significantly affect the economic performance of QIGI Technology;

•	receive substantially all of the economic benefits from QIGI Technology in consideration for the services provided by our wholly owned subsidiaries in China; and

•	have an exclusive option to purchase all or part of the equity interests in QIGI Technology.

These contractual arrangements are summarized in the following paragraphs.

Equity Pledge Agreement.

Pursuant to the equity pledge agreement dated February 5, 2010 and an amendment dated as of November 11, 2010 by and among Tecface International Technology, QIGI Technology, and the shareholders of QIGI Technology, the shareholders of QIGI Technology agreed to pledge all of their equity interests in QIGI Technology to Tecface International Technology to secure the performance of obligations of QIGI Technology under the exclusive business cooperation agreement. The shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in QIGI Technology without the prior written consent of Tecface International Technology. The equity pledge agreement remains effective until QIGI Technology fulfills its obligations under the exclusive business cooperation agreement.

Exclusive Option Agreement.

Pursuant to the exclusive option agreement dated February 5, 2010 by and among Tecface International Technology, QIGI Technology, and the shareholders of QIGI Technology, the shareholders of QIGI Technology have irrevocably granted Tecface International Technology an exclusive option to purchase or designate any person to purchase from the shareholders of QIGI Technology, in its sole discretion, part or all of the shareholders’ equity interests in QIGI Technology, to the extent permitted by PRC law. Subject to applicable PRC law, the purchase price for the total equity interests in QIGI Technology is RMB1 or the lowest price allowed by PRC law. Tecface International Technology has sole discretion to transfer to any affiliated party all of its rights and obligations under the exclusive option agreement. The exclusive option agreement remains effective as long as QIGI Technology operates the business and the agreement will not be terminated until Tecface International Technology has exercised its option rights to acquire the assets or equity interests of QIGI Technology.

Power of Attorney.

On February 5, 2010, the shareholders of QIGI Technology executed an irrevocable power of attorney to appoint Tecface International Technology or the person(s) designated by Tecface International Technology as his/her attorney-in-fact to exercise all shareholders’ rights at the shareholders meeting as provided under the articles of association of QIGI Technology and the PRC law, including but not limited to voting on all matters requiring shareholder approval. The attorney-in-fact is also entitled to execute, on behalf of the shareholders of QIGI Technology, the share transfer contracts as agreed under the Exclusive Option Agreement. The power of attorney remains effective as long as the shareholders of QIGI Technology hold any equity interests in QIGI Technology.

Exclusive Business Cooperation Agreement.

Pursuant to the exclusive business cooperation agreement dated February 5, 2010 by Tecface International Technology and QIGI Technology, Tecface International Technology has the exclusive right to provide to QIGI technology business support consulting and services related to, among other things, marketing consulting, business consulting, technology cooperation development and system maintenance. Tecface International Technology owns all the intellectual property rights resulting from the performance of this agreement. Under the agreement, QIGI technology pays the service fees to Tecface International Technology on a quarterly basis and the amount of the service fees is the total net income of QIGI Technology. The agreement will terminate when (a) Tecface International Technology is dissolved, (b) Tecface International Technology exercises its option rights to acquire the assets or equity interests of QIGI Technology under the exclusive option agreement, or (c) Tecface International Technology terminates this agreement with 30-day prior notification.

In 2010, 2011 and 2012, we derived approximately 14.1%, 0.4% and 0.0% of our total revenues, respectively, from QIGI Technology through the service fees that QIGI Technology paid to us.

In the opinion of Tianyuan Law Firm, our PRC legal counsel:

•	the corporate structure of QIGI Technology and our wholly owned subsidiary in China are in compliance with existing PRC laws and regulations; and

•

the contractual arrangements among our wholly owned subsidiary in China, QIGI Technology and its shareholder are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect.

D. Plant, Machinery and Equipment

As of December 31, 2012, our principal executive offices were located on premises comprising 12,967 square meters in Beijing, China. We have regional offices in Shanghai, Hangzhou and Shenyang that occupy approximately 10,966 square meters in aggregate. We completed construction of our Hangzhou facilities in 2010, and invested approximately US$24.5 million in property, machinery and equipment in relation to these facilities. As of December 31, 2012, we paid US$6.8 million for leasehold improvements in newly rented offices in our Beijing headquarters and Shanghai office.

In August 2011, our subsidiary, Techfaith Intelligent Handset Beijing, acquired land use rights for our newly established subsidiary, Tecface Communication Equipment Beijing. The acquired land use right relates to a piece of land comprising 139,650 square meters and will expire in March 2061. We plan to set up facilities on this land to develop a 10 million-unit capacity smart phone production line. We expect to invest approximately a total of RMB 1.0 billion in this project, of which RMB 0.6 billion is expected to be for the establishment of the property and RMB 0.4 billion is expected to be for construction of the facilities and plants, and also for the purchase of equipment. Under the relevant construction contract, construction on this land began in March 2012 and is expected to be completed in 2016. As of December 31, 2012, we have paid RMB87.5 million in construction design fees for this project.

In November 2011, our new established subsidiary, 17FOXSY, acquired land use rights to a piece of land comprising 46,715 square meters in Shenyang. We plan to invest approximately RMB 0.2 billion to build and establish an integrated research and development, sales and distribution center on this piece of land. As of December 31, 2012, we have paid RMB39.7 million in construction design fees for this project. The construction began in mid-2012 and is expected to be completed in 2014.

We believe that our current premises and facilities are sufficient to accommodate our existing expansion plans. We may lease unused portions of our facilities in Beijing, Shanghai, Hangzhou and Shenyang to unrelated third parties in the future.

Item 4.A.	Unresolved Staff Comments

Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

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

Our revenues from ODP business as a percentage of our total net revenues decreased from over 80% in 2010 and 65.7% in 2011 to 42.0% in 2012. Our brand name phone sales contributed revenues of US$50.3 million, or 36.5% of our total net revenues in 2012 and our game business generated revenues of US$29.6 million, or 21.5% of our total net revenues in 2012. We recognize revenues from ODP products after all the risks and rights have passed to our customers. We use this revenue-recording method because our customers generally entrust everything involving production to us and pay us fully and promptly upon being billed, for the following reasons: (1) we are the primary obligor in these transactions, (2) we have latitude in establishing prices, (3) we are involved in the determination of the service specifications, (4) we bear the credit risk, (5) we bear the inventory risk and (6) we have the right to select the suppliers and the manufacturers. Normally, full payment is required before products are shipped. We recognize revenues for products shipped on credit only after collection is reasonably assured.

We also provide mobile handset design services to mobile handset brand owners. Our revenues from mobile handset design services as a percentage of our total net revenues decreased to less than 1% for each year from 2010 to 2012. The amount of revenue decreased from US$1.8 million in 2010 to US$0.01 million in 2011 and increased to US$1.3 million in 2012. From 2008 onwards, we started to put less emphasis on handset design service and focus more on product sales. Our design gross margins have fluctuated since our inception and are expected to continue to fluctuate as a result of a variety of factors, which include changes in the relative mix of our services and the terms at which we offer them.

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

The game industry in China is characterized by an increasing number of players, intense competition among similar game titles, strong peer influence among gamers, shortening product life cycle and intense advertising to attract consumer interest. As a relatively new player in this industry, we may not have the resources for the intense advertising required to attract game player interest or the expertise to launch new products which meet game players’ expectations. Other uncertainties include changes in game players’ preferences for certain game titles; our responses to these changing preferences may not be swift enough or responsive enough to fully address consumer needs.

Cost of Revenues. Cost of revenues from our ODP products, including smart phones, feature phones, wireless modules, consists primarily of the cost of acquiring the products from EMS factories, warranty cost and delivery cost. The cost of acquiring the products from EMS factories include not only the service fees paid to the EMS providers but also the cost of raw materials we buy from our suppliers and assign to the EMS providers for processing and assembly. Our cost of revenues for ODP products may be lowered by our ability to source the required raw materials and components from our suppliers at competitive cost due to established and stable supplier relationships and price discounts from bulk purchases. Cost of revenues from brand name phone sales include raw materials and components cost from supplier, warranty and delivery cost. Cost of revenues from motion game includes product cost to EMS providers, warranty cost and delivery cost. Cost of revenues for providing mobile game services to our customers primarily consists of compensation and benefits for our game developers.

Operating Expenses. Our operating expenses consist of general and administrative, research and development and selling and marketing expenses and expenses related to impairment of long-lived assets and goodwill.

General and Administrative. General and administrative expenses consist primarily of compensation and benefits of administrative personnel, office expenses including staff traveling expenses and other expenses for general and administrative purposes, as well as costs for professional services, including legals and bad debts expenses.

Research and Development. Research and development expenses consist primarily of the portion of our engineers’ compensation and benefits not attributable to any mobile handset design project pursuant to a design contract or to the development of mobile games, amortization of assets related to research and development, and lease expenses for occupancy associated with research and development.

Selling and Marketing. Selling and marketing expenses consist primarily of expenses related to marketing and promotion activities, advertisement expenses, compensation and benefits for sales and marketing personnel and travel expenses of sales and marketing personnel.

Income Taxes. Under the current laws of the Cayman Islands, where we are located, and the current laws of the BVI, where our holding company and intermediate holding companies are located, we are not subject to tax on our income or capital gains. In addition, our payment of dividends is not subject to withholding tax in these jurisdictions.

For more information in connection with the tax status of our subsidiaries in China and Hong Kong, see “Item 4. Information On the Company — B. Business Overview — Regulation — Tax.”

Critical Accounting Policies

We prepare our financial statements in conformity with the Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and the accompanying notes. The consolidated financial statements include the financial statements of Techfaith, its subsidiaries and its variable interest entity. All inter-company transactions and balances are eliminated upon consolidation. Significant accounting estimates reflected in our financial statements include revenue recognition, impairment of goodwill, allowance for doubtful accounts, provision for inventory write-down, provision for warranty, useful lives and impairment for property, plant and equipment and intangible assets, and valuation allowance for deferred tax assets. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

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

Revenue related to brand name phone sales segment

Revenue from sales of brand name phones, represent mobile phone under the Tecface and QIGI brands, which are owned by us. The Tecface and QIGI brand phones are designed by us and manufactured by EMS providers. Revenue is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not identify significant unrecognized tax benefits for years ended December 31, 2011 and 2012. We did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that our unrecognized tax benefits would not change significantly within 12 months from December 31, 2012.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is evaluated annually or more frequently if event and circumstances indicate that they might be impaired.

When we evaluate goodwill impairment, we first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we will perform a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques.

As of December 31, 2011, the total carrying amount of US$1.2 million belongs to the brand name phone sales segment.

In the third quarter of year 2011, due to the less than expected performance of the ODP segment, we performed the impairment assessment for goodwill allocated to the ODP segment. According to result of the impairment test, the fair value of the ODP unit is less than their carrying values. Therefore, we recognized US$0.6 million in impairment loss of goodwill during the year 2011. As of December 31, 2011 and 2012, the carrying amount of goodwill is US$1.2 million. We performed the impairment assessment for goodwill allocated to brand name phone sales segment as of December 31, 2012. We determined that the fair value of the brand name phone sales segment is higher than its carrying value. Therefore, we did not recognize any impairment loss of goodwill in 2012.

To determine the fair value of the brand name phone sales segment as of December 31, 2012, we rely primarily on the income approach by applying the discounted cash flow analysis. The following are critical assumptions in determining the fair values of the reporting units:

•	The revenue growth is projected at a compound annual growth rate, or CAGR, of approximately 0.4% for 2013 and 2% from 2013-2017 for the brand name phone sales segment.

•

In the projection period, the cost of revenues as a percentage of revenues are 75% for 2013 and 78% for 2014 for brand name phone sales; and cost of revenues as percentage of revenue is expected to remain stable at 80% for the period from 2015 to 2017.

•	Operating expenses, including selling and marketing expenses and general and administrative expenses, as a as percentage of sales is expected to remain stable.

•	Over the projection period, earnings before interest and tax, or EBIT margins for the brand name phone sales segment are 11.3% for 2013, 9.1% for 2014 and 6.8% for 2015, respectively.

•	To maintain normal operations, capital expenditures are estimated to be around 4% of revenues for the brand name phone sales segment.

•	The working capital requirement is estimated based on main accounts turnover days.

•	A perpetual growth rate after 2014 is assumed to be at 2% per year for the brand name phone sales segment.

•	The weighted average cost of capital, or WACC, used in the analysis is 25% for brand name phone sales segment.

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

Impairment of long-lived assets and intangible asset with definite lives

We evaluate our long-lived assets and intangible assets with definite live for impairment whenever events or change in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, we would recognize an impairment loss based on the fair values of these assets. The determination of fair value of the long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results.

During each of the years ended December 31, 2010 and 2011, there were no impairment of long-lived assets. During the year ended December 31, 2012, we recognized US$3.8 million in impairment of long-lived assets. Based on the actual and expected operating results of the ODP reporting unit, we recorded an impairment loss of $2.1 million for software licenses. Similarly, $0.3 million and $1.4 million of impairment expense was recorded for the brand name phone sales reporting unit’s customer base and trade name and domain name intangible assets, respectively, because of our plan to shift our production capacity from the “QiGi” brand, to which these intangible assets relate, to our self-developed “Tecface” brand, which result in our reassessment of the estimated economics life of QIGI’s trade name and domain name. The impairment losses were measured as the excess of the carrying amount of the intangible assets over the net present value of the expected future cash flows derived from the respective intangible asset.

Impairment of intangible assets with indefinite lives

We evaluate the remaining useful life of an intangible asset that is not being amortized in each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If the intangible asset that is not being amortized is subsequently determined to have a definite useful life, the asset is then tested for impairment in the same way as intangible assets with definite life.

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

	For the Year Ended December 31,
	2010	2011	2012
	(In thousands)
Consolidated Statement of Operations Data
Net revenues:
ODP	$222,549	$212,784	$57,803
Brand name phone sales	38,462	67,535	50,266
Game	10,866	43,481	29,594

Total net revenues	271,877	323,800	137,663

Cost of revenues:
ODP	(180,517)	(174,991)	(53,971)
Brand name phone sales	(22,066)	(41,280)	(34,250)
Game	(2,202)	(22,293)	(18,146)

Total cost of revenues	(204,785)	(238,564)	(106,367)

Gross profit	67,092	85,236	31,296

Operating expenses:
General and administrative	(14,626)	(18,848)	(5,594)
Research and development	(11,613)	(13,541)	(9,343)
Selling and marketing	(6,084)	(17,196)	(12,328)
Impairment of intangible assets	—	—	(3,833)
Impairment of goodwill	—	(606)	—

Total operating expenses	(32,323)	(50,191)	(31,098)

Government subsidy income	159	224	232
Other operating income	1,109	2,824	1,124

Income from operations	36,037	38,093	1,554

Interest expense	(1)	—	—
Interest income	882	1,365	2,032
Investment income	142	—	—
Other income (expenses), net	(101)	(79)	354
Loss on issuance of convertible notes	—	—	—
Change in fair value of put option	(123)	(150)	(150)
Change in fair value of derivatives embedded in convertible notes	1,280	—	—
Income before income taxes	38,116	39,299	3,790
Income tax expenses	(9,458)	(9,419)	(5,635)

Net income	28,658	29,810	(1,845)
Less: net loss (income) attributable to the noncontrolling interest	(818)	(2,683)	(1,449)

Net income attributable to Techfaith	$27,840	$27,127	$(3,294)

Comparison of the Year Ended December 31, 2011 and the Year Ended December 31, 2012

Net Revenues

Our net revenue decreased by 57.5% from US$323.8 million in 2011 to US$137.7 million in 2012. The decline in revenues was mainly attributed to increased competition, which led to a significant decline in our ODP business, brand name phone sales business and game business, and the negative impact of our shift of focus from Windows Mobile-based smart phones to Android-based smart phones.

ODP business. Our net revenues from ODP decreased by 72.8% from US$212.8 million in 2011 to US$57.8 million in 2012. The decrease resulted from a delay in the launch of our Android-based smart phones and increasing competitions from competitors in the market.

Brand name phone sales. Revenues from Brand name phone sales decreased 25.5% from US$67.5 million in 2011 to US$50.3 million in 2012. The decrease was primarily due to a delay in the launch of our Android-based smart phones and increased competition in the market.

Game. Revenues from game decreased 32.0% from US$43.5 million in 2011 to US$29.6 million in 2012. The decrease was primarily due to increased competition in the market during 2012.

Cost of Revenues

Cost of revenues decreased by 55.4% from US$238.6 million in 2011 to US$106.4 million in 2012. The decrease was in line with the decrease of revenues in 2012.

ODP. Cost of revenues for ODP decreased by 69.1% from US$175.0 million in 2011 to US$54.0 million in 2012, due to the decrease in the volume of our sales contracts for ODP products which is consistent with the decrease in our ODP revenues. In addition, we recorded a US$3.1 million provision for inventory write-down in cost of revenues related to the technologically out-of-dated and obsolete inventories that are no longer suitable for future productions, due to rapid advancement in mobile phone technology and changes in market preference in recent periods.

Brand name phone sales. Cost of revenues from brand name phone sales decreased from US$41.3 million in 2011 to US$34.3 million in 2012. The decrease is consistent with the decreased revenue in our brand name phone sales.

Game. Cost of revenues from game decreased from US$22.3 million in 2011 to US$18.1 million in 2012. The decrease was primarily due to decreased sales volume in motion game controller in 2012.

Gross Profit

Our overall gross profit was US$31.3 million in 2012, compared to US$85.2 million in 2011, representing gross margins of 22.7% and 26.3%, respectively. The decrease is mainly due to the lower gross margin in our ODP, brand name phone sales and game business as a result of increased competition in 2012.

The gross margin for ODP decreased from 17.8% in 2011 to 6.6% in 2012. The decrease was primarily due to an increase in the prices of raw materials and inventory provision recorded in cost of revenues. Gross margin for brand name phone sales decreased from 38.9% in 2011 to 31.8% in 2012. The decrease was primarily due to an increase in the amount of competition in the market based on lowering prices. The gross margin for game business decreased from 48.7% in 2011 to 38.9% in 2012. The decrease was primarily due to lower demand and a higher level of competition in the sales of motion sensor game devices in 2012.

Revenues from ODP decreased from 65.7% of the total net revenue in 2011 to 42.0% of the total net revenue in 2012. The revenues from brand name phone sales contributed 20.9% of the total net revenue in 2011 to 36.5% in 2012. Revenue from game business increased from 13.4% of the total net revenue in 2011 to 21.5% in 2012. As a result of the foregoing, our gross margins decreased from 26.3% in 2011 to 22.7% in 2012.

Operating Expenses

Operating expenses decreased by 38.0% from US$50.2 million in 2011 to US$31.1 million in 2012. The decrease was primarily due to our enhanced control over our operating expenses and sales and marketing activities expenses.

General and Administrative. General and administrative expenses decreased from US$18.8 million in 2011 to US$5.6 million in 2012. The decrease was due primarily to a US$11.9 million decrease in bad debts expenses, compared to 2011, and a US$0.6 million decrease in share based compensation in 2012 as compared to 2011.

Research and Development. Research and development expenses decreased from US$13.5 million in 2011 to US$9.3 million in 2012. The decrease was due to a decrease in our inventory provision from US$1.9 million in 2011 to approximately nil in 2012, and a US$1.8 million decrease in labor cost in relation to research and development as compared to 2011.

Selling and Marketing. Selling and marketing expenses decreased by 28.5% from US$17.2 million in 2011 to US$12.3 million in 2012. The decrease was due to a decrease in advertisement expenses for QIGI brand smart phones and motion game sensor devices in 2012.

Impairment of intangible assets. We recognized US$3.8 million in impairment of long-lived assets during the year ended December 31, 2012 while there was no impairment of long-lived assets during the year ended December 31, 2011. Based on the actual and expected operating results of the ODP reporting unit, we recorded an impairment loss of $2.1 million for software licenses in 2012. Similarly, $0.3 million and $1.4 million of impairment expense was recorded in 2012 for the brand name phone sales reporting unit’s customer base and trade name and domain name intangible assets, respectively, because of our plan to shift our production capacity from the “QiGi” brand, to which these intangible assets relate, to our self-developed “Tecface” brand, which resulted in our reassessment of the estimated economics life of QIGI’s trade name and domain name. The impairment losses were measured as the excess of the carrying amount of the intangible assets over the net present value of the expected future cash flows derived from the respective intangible asset.

Government Subsidy Income

We recorded government subsidy income of US$0.2 million and US$0.2 million for the years ended December 31, 2011 and 2012, respectively.

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

Other operating Income

We recorded other operating income of $2.8 million and $1.1 million for the years ended December 31, 2011 and 2012, respectively, which primarily represented rental income we recognized for leasing out our office buildings. For the year ended December 31, 2011, other operating income also included a $0.9 million of gain from the disposal of other asset.

Interest income

We recorded interest income of US$1.4 million in 2011 and US$2.0 million in 2012, which increased by 42.9%. The increase was primarily due to the fact that cash and cash equivalents increased by 2.9% from 2011 to 2012 and overall increase in interest rates during 2012 as compared to 2011.

Other (expenses) income

We recorded an expense of US$0.08 million in 2011 and an income of US$0.4 million in 2012 for the disposal of the carrying amount of Techfaith Interactive for its on-going liquidation.

Change in fair value of put option

Change in fair value of put option were losses of US$150,000 in 2011 and US$150,000 in 2012, respectively, as a result of the increase in the fair value of certain underlying put option relating to the Techsoft business, as the actual performance of the Techsoft business did not meet the original budget and therefore, the fair value of the underlying put option was affected.

Income tax benefit (expenses)

Income tax expense decreased from US$9.4 million in 2011 to US$5.6 million in 2012. The decrease was mainly due to a decrease in our net income in 2012.

Net Income Attributable to Techfaith

As a result of the cumulative effect of the foregoing factors, we incurred a net loss attributable to Techfaith of US$3.3 million in 2012 as compared to a net income of US$27.1 million in 2011.

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

The gross margin for ODP decreased from 18.9% in 2010 to 17.8% in 2011. The decrease was primarily due to an increase in the prices of raw materials and inventory provision recorded in cost of revenues. Gross margin for brand name phone sales decreased from 42.6% in 2010 to 38.9% in 2011. The decrease was primarily due to an increase in the amount of competition in the market based on lowering prices. The gross margin for game business decreased from 79.7% in 2010 to 48.7% in 2011. The decrease was primarily due to a higher level of contribution made by the sales of motion sensor game devices in 2011, which had a gross margin of approximately 49.4%.

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

General and Administrative. General and administrative expenses increased from US$14.6 million in 2010 to US$18.8 million in 2011. The increase was due primarily to a US$10.3 million bad debts provision, compared to US$8.2 million in 2010, and a US$1.2 million for share based compensation in 2011 as compared to US$1,000 in 2010.

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

Other operating Income

We record other operating income, primarily represented rental income we recognized of US$1.1 million and US$1.9 million for leasing out our office building for the years ended December 31, 2010 and 2011, respectively. For year ended December 31, 2011, other operating income also included a $0.9 million of gain from disposal of other asset.

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

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

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

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. We adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Company’s consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. We adopted this guidance effective January 1, 2012 and presented the total consolidated statements of comprehensive income in a single continuous statement of comprehensive income.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. We adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Company’s consolidated financial statements, as the Company chose to directly perform the two-step goodwill impairment test for 2012.

Recently announced accounting pronouncements not yet adopted

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We will adopt this pronouncement on January 1, 2013 which is not expected to have a significant impact on our financial condition or results of operations.

In February 2013, the FASB has issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

The new amendments will require an organization to:

• Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income—but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

• Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments are effective for reporting periods beginning after December 15, 2012. The Group will adopt this pronouncement on January 1, 2013 which is not expected to have a significant impact on its financial condition or results of operations.

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. We will adopt this pronouncement on January 1, 2014 which is not expected to have a significant impact on our financial condition or results of operations.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	(In Thousands)
Net cash provided by operating activities	$53,729	$61,214	$2,960
Net cash (used in) provided by investing activities	9,291	(25,920)	(21,510)
Net cash provided by financing activities	290	6,403	23,231
Effect of exchange rate changes	4,682	10,404	2,632

Net increase in cash and cash equivalents	67,992	52,101	7,313
Cash and cash equivalents at beginning of period	130,544	198,536	250,637

Cash and cash equivalents at end of period	$198,536	$250,637	$257,950

We have financed our operations through cash generated from our operating activities and securities issuances, including our initial public offering in May 2005. As of December 31, 2012, 2011, and 2010, we had US$258.0 million, US$250.6 million and US$198.5 million, respectively, in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

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

The ability of our subsidiaries in China to convert Renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of relevant PRC government authorities. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” Techfaith is a holding company and has no present plan to pay any cash dividends on its ordinary shares in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” You should also carefully consider the information provided under “Item 3. Key Information — D. Risk Factors” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Operating Activities. Net cash provided by operating activities was US$3.0 million in 2012 as compared to US$61.2 million in 2011 and US$53.7 million in 2010. This decrease is primarily due to decreased operating profits from our ODP business.

Our accrued expenses and other liabilities decreased from US$20.2 million in 2011 to US$11.8 million in 2012. The decrease was mainly due to the decrease in advertising expense in connection with our selling and marketing expenses, which decreased from US$12.9 million in 2011 to US$9.0 million in 2012, and this decrease lead to the decrease of accrued advertising expense.

In connection with sales of products, our customers typically pay us a portion of the selling price before the products are delivered. We account for such prepayment as advance from customers until all the risks and rights associated with the products have been passed to our customers. Advance from customers increased from US$8.5 million in 2011 to US$9.2 million in 2012. The increase was due primarily to higher amount of prepayments paid by customers.

We acquired land use rights at amount of US$10.9 million in 2011. These land use rights will be used for set up new facilities by our new established subsidiaries, which will be engaged in mobile phone research and production activities. In 2012, we did not acquire any land use rights.

Our accounts receivable amounted to US$19.2 million, US$6.7 million and US$8.7 million as of December 31, 2010, 2011 and 2012, respectively. The significant decrease from 2010 to 2012 was due to the continuing success of our collection efforts, fewer sales made on credit as we require more customers to make advance payments, and increases in allowance for doubtful accounts. The slight increase from 2011 to 2012 was due to increase of credit sales to several customers.

Investing Activities. Net cash provided by investing activities was US$9.3 million in 2010, which relates to net cash acquired from business acquisition of Citylead Limited. Net cash used in investing activities was US$25.9 million and US$21.5 million, in 2011 and 2012, respectively, which mainly resulted from the investment in the construction of office buildings and purchase of software license used in mobile phones.

Financing Activities. Net cash provided by financing activities were US$0.3 million in 2010, US$6.4 million in 2011 and US$23.2 million in 2012. In 2011, we received capital contribution by our noncontrolling shareholders at amount of US$6.4 million for our new established subsidiaries, 17FOXSYand Tecface Communication Equipment Beijing, which will be engaged in mobile phone research and production activities in Shenyang and Beijing, respectively. In 2012, we received capital contribution by a noncontrolling shareholder at amount of US$7.9 million for Tecface Communication Equipment Beijing. In 2012, we borrowed, from a third party, three loans totaling US$15.3 million to fund our investment in 17FOXSY. These loans are due on demand by the lender after one year from the date the loan agreements or upon the bankruptcy of Techfaith BVI. These loans are non-interest bearing and uncollateralized.

Capital Expenditures. Our capital expenditures amounted to US$4.3 million, US$26.0 million and US$21.5 million in 2010, 2011 and 2012, respectively. Our historical capital expenditure consisted principally of purchases of construction of office buildings, software, machinery, equipment and other items related to our research and development activities. We expect that our capital expenditure for 2013 and 2014 will amount to approximately US$150 million, which will primarily relate to the construction of office buildings in Hangzhou, Beijing and Shenyang and the purchases of software license and equipment.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of $)
Operating lease obligations (1)	1,608	1,608	—	—	—
Capital obligations (2)	71,383	63,357	8,026	—	—
Purchase obligations (3)	98	98	—	—	—

Total	73,089	65,063	8,026	—	—

(1)	Operating lease obligations arise from operating lease agreements principally for office spaces in China.
(2)	Capital obligations represent commitments for construction of property in Hangzhou, Beijing and Shenyang.
(3)	Purchase obligations represent commitments under non-cancellable contracts we entered into with certain EMS providers that allow them to procure inventory required to provide the manufacturing services for our products.

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

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Defu Dong	43	Chairman and Chief Executive Officer
Deyou Dong	39	Director, President and Chief Operating Officer
Jy-Ber Gilbert Lee	58	Director
Hung Hsin (Robert) Chen	68	Independent Director
Ken Lu	51	Independent Director
Ling Sui	58	Independent Director
Hui (Tom) Zhang	41	Independent Director
YupingOuyang	39	Chief Financial Officer
Yibo Fang	45	Chief Technology Officer

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

Independent Directors

Mr. Hung Hsin (Robert) Chen has been our independent director since September 2005. Prior to that, Mr. Chen had worked at SangFei Consumer Communications Co., Ltd, or SangFei, a joint venture between Philips and China Electronics Corporation, which produces mobile phones and MP3 players for original equipment manufacturers and original design manufacturers. Mr. Chen had been the general manager of SangFei and a senior consultant of Philips China for nine years. Prior to joining SangFei, Mr. Chen was a general manager of National Semiconductor China, a joint venture with National Semiconductor. Mr. Chen has over 30 years’ experience in the consumer electronic products and wireless terminals industries. Mr. Chen received his bachelor’s degree from Taiwan National Cheng Kung University in 1969.

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

Other Executive Officers

Ms. YupingOuyang has been our Chief Financial Officer since August 2008. From September 2004 to August 2008, Ms. Ouyang was in various financial positions at our company, including US GAAP reporting manager and chief accounting officer. Prior to joining our company, she served as an accounting manager at Guangzhou Metro Corporation. Ms. Ouyang received her MBA from the Sun Yat-sen University in 2006 and her bachelor’s degree in management from the Guangdong University of Foreign Studies in 1996. Ms. Ouyang is also a licensed member of the Certified Public Accountants of Washington State and a member of the Association of Chartered Certified Accountants.

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

B. Compensation of Directors and Executive Officers

In 2012, the aggregate cash compensation and benefits that we paid to our executive officers, including all the directors, was approximately US$0.2 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. We provided US$0.03 million for executive pension and retirement benefits in 2012 as required by PRC law.

Share Incentives

In 2005, our board of directors and our shareholders approved a 2005 share incentive plan, or the 2005 plan, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. A total of 40,000,000 ordinary shares have been reserved for issuance under the 2005 plan, under which 1,931,636 options and 644,090 non-vested shares were issued as of March 31, 2013. Our future grants of share incentives will be made pursuant to the 2005 plan.

The following table summarizes, as of December 31, 2012, the basic terms of the outstanding options granted under the 2005 plan to our directors and senior executive officers.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jy-Ber Gilbert Lee	131,636	1.083	August 13, 2005	August 13, 2015
Total	131,636

On April 21, 2011, we granted 1,500,000 options to directors named below. The following table summarizes the basic terms of these grants:

	Number of Ordinary Shares Underlying the Options Granted, as of the Date of Grant	Price (US$/Share)	Date of Grant	Vesting Schedule
Hung Hsin (Robert) Chen	300,000	0.272	April 21, 2011	(1)
Jy-Ber Gilbert Lee	300,000	0.272	April 21, 2011	(1)
Hui (Tom) Zhang	300,000	0.272	April 21, 2011	(1)
Ken Lu	300,000	0.272	April 21, 2011	(1)
Sui Ling	300,000	0.272	April 21, 2011	(1)

Total	1,500,000

As of March 31, 2013, under the 2005 plan, a total of 1,500,000 options had been granted to our directors and senior executive officers.

(1)	50% of the shares subject to the option vested immediately on the grant date and remaining 50% vested on April 21, 2012. As of March 31, 2013, none of the vested options has been exercised.

The following table summarizes, as of March 31, 2013, the nonvested shares granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan.

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

C. Board Practices

In 2012, our directors held four meetings. Each director participated in all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The NASDAQ Stock Market, Inc. Marketplace Rules, or the NASDAQ Rules.

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope of the annual audits, the fees paid to our independent auditors, the results of our annual audits, compliance with our accounting and financial policies and management’s procedures, policies relating to the adequacy of our internal accounting controls and pre-approval of non-audit services rendered to us by our independent auditors. In 2012, our audit committee held four meetings.

Our audit committee currently consists of Dr. Ken Lu, Mr. Robert Chen and Ms. Ling Sui, all of whom meet the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act. Each of them also meets the independence definition under Rule 5605 of the NASDAQ Rules. Dr. Ken Lu and Ms. Ling Sui are “financial experts” as defined under the NASDAQ Rules.

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

Our compensation committee currently consists of Dr. Hui (Tom) Zhang, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the NASDAQ Rules. In 2012, our compensation committee held two meetings.

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

Our corporate governance and nominating committee currently consists of Dr. Hui (Tom) Zhang, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the NASDAQ Rules. In 2012, our corporate governance and nominating committee did not hold any meetings.

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

D. Employees

As of December 31, 2012, we had 358 employees, including 241 in research and development and supportive function, 53 in selling and marketing and 64 in management and administration.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. In 2012, we set up a labor union for our employees solely for the better administration of employee benefits, and our management has always maintained friendly relations with the union.

E. Share Ownership

As of March 31, 2013, 794,003,19 ordinary shares of our company were outstanding, excluding shares issuable upon the exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2013, approximately 62.2% of the issued and outstanding shares were held by three record shareholders in the United States, including 32,903,721 ADSs held by our ADS depositary.

The following table sets forth information with respect to our directors and executive officers’ beneficial ownership of our ordinary shares as of March 31, 2013, to the extent such ownership exists.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Directors and Executive Officers:
Defu Dong (3)	254,695,000	32.1%
Jy-Ber Gilbert Lee (4)	131,636	*
Hung Hsin (Robert) Chen (5)	65,818	*
Hui (Tom) Zhang (6)	65,818	*
Ken Lu (7)	65,818	*
Sui Ling (8)	65,818	*
All directors and executive officers as a group (9)	255,089,908	32.1%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 794,003,193 being the number of ordinary shares outstanding as of March 31, 2013 and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after March 31, 2013, or the number of nonvested shares held by such person or group, if any, that will fully vest within 60 days after March 31, 2013, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after March 31, 2013 by option or other agreement.
(3)	Includes 171,195,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust, and 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust. Mr. Defu Dong is the sole director of each of Oasis Land Limited and Helio Glaze Limited, with the sole power to vote on behalf of Oasis Land Limited and Helio Glaze Limited on all matters of Techfaith requiring shareholder approval. The business address for Mr. Defu Dong is Building C, No. 5A, Rong Chang East Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, People’s Republic of China.
(4)	Includes 131,636 ordinary shares that were issuable upon exercise of options exercisable within 60 days after May 23, 2011 held by Mr. Lee.
(5)	Includes 65,818 nonvested shares that were granted to Robert Chen on August 12, 2006; the previous granted 131,636 share options were cancelled accordingly.
(6)	Includes 65,818 nonvested shares that were granted to Hui (Tom) Zhang on August 12, 2006;
(7)	Includes 65,818 nonvested shares that were granted to Ken Lu on November 11, 2006;
(8)	Includes 65,818 nonvested shares that were granted to Sui Ling on August 11, 2007;
(9)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Defu Dong, Jy-Ber Gilbert Lee, Hung Hsin (Robert) Chen, Sui Ling, Hui (Tom) Zhang, and Ken Lu.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2013, by our other principal shareholders.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Other Principal Shareholders:
IDGVC Partners (3)	78,814,628	9.93%
Active Century Holdings Limited (4)	57,204,066	7.2%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 794,003,193, the number of ordinary shares outstanding as of April 24, 2012.
(3)	On June 9, 2009, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to IDG Funds, affiliates of IDGVC Partners, a leading venture capital firm. The notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. According to the relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the notes into TechFaith’s ordinary shares, and the remaining 37.5% was converted into shares of 798 Entertainment Limited. As a result of the conversion, TechFaith issued 78,814,628 of TechFaith’s ordinary shares to IDG Funds on September 8, 2010. Following this conversion, the IDG Funds exercised their registration rights under the notes represented by 5,254,309 ADSs outstanding on a fully diluted basis.
(4)	In January 2010, we entered into an agreement to obtain control of QIGI Technology in a stock-plus-cash transaction valued at approximately US$13.1 million; the consideration for this transaction is 65,934,066 of our ordinary shares. During the year ended in 2010 and 2011, the profits of QIGI Technology had met the relevant performance target required for Active Century to retain all of the ordinary shares previously granted to it.

For more information with respect to share options, see “Item 6.Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentives”.

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

As of December 31, 2010, 2011 and 2012, amounts due from a related party are as follows:

	Year ended December 31,
	2010	2011		2012
	(In thousands of US$)
Ying Bai	$8,061	$—	*	$—	*
Total	$8,061	$—		$—

*	No longer related party as of such date.

As of December 31, 2010, 2011 and 2012, amounts due to related parties are as follows:

	Year ended December 31,
	2010	2011		2012
	(In thousands of US$)
Ying Bai	$14	$—	*	$—	*
De Ming	$32	$—	*	$—	*

Total	$46	$—		$—

*	No longer related party as of such date.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

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

Subject to the Cayman Islands Companies Law (2012 Revision), our board of directors may from time to time declare dividends on shares in issue. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

For 2012, the trading price of our ADSs on the NASDAQ ranged from $0.87 to $2.70 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ for the time periods indicated.

	Sales Price
	High	Low
Annual High and Low
2008	6.98	0.71
2009	3.93	1.11
2010	4.34	1.91
2011	6.96	1.55
2012	2.70	0.87
Quarterly Highs and Lows
First Quarter 2011	4.78	3.85
Second Quarter 2011	6.96	3.07
Third Quarter 2011	4.75	1.76
Fourth Quarter 2011	2.61	1.55
First Quarter 2012	2.70	1.45
Second Quarter 2012	1.59	0.87
Third Quarter 2012	1.31	0.90
Fourth Quarter 2012	1.54	0.93
First Quarter 2013	1.47	0.98
Monthly Highs and Lows
October 2012	1.10	0.93
November 2012	1.47	1.00
December 2012	1.54	1.26
January 2013	1.47	1.15
February 2013	1.24	1.15
March 2013	1.34	0.98
April 2013 (through April 25, 2013)	1.00	0.95

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

2. Shareholders Agreement among Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and Beijing E-town International Investment and Development Co., Ltd. (“BEIID”) as amended.

In April 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and BEIID entered into an agreement to establish a subsidiary to develop a 10 million-unit capacity smart phone and feature phone production line in the Beijing Economic and Technological Development Area.

(1)	The registered capital of the newly established subsidiary is RMB500 million. Techfaith Hangzhou will invest RMB 245 million and hold 49% share interest; Techfaith Intelligent Handset Beijing will invest by contributing land use right valued at approximately RMB 55 million and hold 11% share interest; BEIID will invest RMB 200 million and hold 40% share interest. All the capital injection shall be paid in three installments and be completed on or before July 24, 2013.

(2)	The board of the subsidiary consists of five members, of which two are nominated by Techfaith Hangzhou, one is nominated by Techfaith Intelligent Handset Beijing, and the other two are nominated by BEIID. Each board decision will be passed by approval from a simple majority (more than 50% of the board members). Any decision to invest more than RMB 4 million or any guarantee, loan and assets disposal (through transfer or donation) to one beneficiary in a fiscal year would require approval from two-thirds of the board. There are two supervisors, to be nominated by each of Techfaith Intelligent Handset Beijing and BEIID and to be approved by shareholders.

(3)	Profit distribution shall be approved by shareholders for each financial year according to such shareholders’ share percentage in the newly established subsidiary.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described above, in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Foreign Currency Exchange.”

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

Cayman Islands Taxation

According to our Cayman Islands counsel, Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There is no exchange control legislation under Cayman Islands law and accordingly, there is no exchange control regulation imposed under Cayman Islands law.

United States Federal Income Taxation

The following is a discussion of certain United States federal income tax considerations to U.S. Holders (defined below) of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that will acquire the ADSs or ordinary shares and will hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment). This discussion is based upon United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.

The following discussion is for general information only and does not address all of the tax considerations that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

This discussion does not address any U.S. state, local or non-United States tax considerations, or any U.S. federal estate, gift or alternative minimum tax considerations.

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

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created in or organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or ordinary shares, you are urged to consult your tax advisor as to the particular United States federal income tax considerations of an investment in the ADSs or ordinary shares that is applicable to you.

For United States federal income tax purposes, a holder of ADSs will be treated as the beneficial owner of the underlying ordinary shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the price of our ADSs and ordinary shares and the composition of assets (in particular, the retention of a large amount of cash), we believe that it is likely that we were classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2012, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2013 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	75% or more of its gross income for such year consists of certain types of passive income (the “income test”), or

•	50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income (the “asset test”).

For this purpose, cash and assets readily convertible into cash are generally classified as passive assets and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.

If we are a PFIC for any year during which you hold ADS or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, your ADSs or shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC unless we subsequently became a PFIC. The rules dealing with deemed sale elections are very complex. You are strongly encouraged to consult your tax advisor about the deemed sale election with regard to our company and subsidiaries.

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under the PFIC rules:

•	such excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	such amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC (a “pre-PFIC year”), will be taxable as ordinary income, and

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to the highest tax rate in effect for that taxable year;

•	and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each prior taxable year other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (such as the NASDAQ), as defined in applicable Treasury regulations. Although our ADSs are currently traded on the NASDAQ, no assurance can be given that the ADSs will be regularly tradedon an established securities market in the United States for any taxable year. If any of our subsidiaries are or become PFICs, the mark-to-market election will likely not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

We do not intend to provide U.S. Holders with the information necessary to permit U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Treasury may require. In addition, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. You are urged to consult your tax advisor regarding the application of the PFIC rules, including possibility of making a mark-to-market election.

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

A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains tax rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed above) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NASDAQ will be considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credits are complex. U.S. Holders are advised to consult with their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on dividends, including the availability of a foreign tax credit under their particular circumstances.

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

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADS or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting and backup withholding rules to its particular circumstances.

Individuals who are U.S. Holders, and who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Each U.S. Holder who is an individual is advised to consult its tax advisor regarding its reporting obligations under this legislation.

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

Interest Rate Risk. Our risk exposure from changes in interest rates relates primarily to the interest income generated by excess cash invested in short-term bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical 0.5 percentage point decrease in interest rates would have resulted in a decrease of approximately US$1.3 million in our interest income for the year ended December 31, 2011.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2012, we had RMB-denominated cash balances of RMB1,599.8 million and U.S. dollar-denominated cash balances of US$1.1 million. Assuming we had converted the RMB-denominated cash balance of RMB1,599.8 million into U.S. dollars at the exchange rate of US$1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been US$256.8 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to US$254.2 million.

Inflation Risk. Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we were not materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2012, we were entitled to receive US$107,699.84 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility. This amount has been paid as of the date of this annual report.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Our management has concluded that our disclosure controls and procedures as of the end of the period ended December 31, 2012 were ineffective because of the material weakness in our internal control over financial reporting described below.

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

We have conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2012 based on criteria in Internal Control — Integrated Framework issued by the COSO. We have chosen to voluntarily comply with the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, and the effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of the Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

We have audited the internal control over financial reporting of China Techfaith Wireless Communication Technology Limited, its subsidiaries and its variable interest entity (collectively the “Group”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Group and our report dated April 29, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Group’s retrospective application of an accounting standard for the presentation of comprehensive income.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2013

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting in the year ended December 31, 2012, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Dr. Ken Lu and Ms. Ling Sui are our audit committee financial experts. Each is an independent director under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

ITEM 16B.	Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, financial controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1, and posted the code on our website at http://ir.techfaithwireless.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	Principal Accountant Fees and Services

At the direction of the government of the People’s Republic of China in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited, our principal external auditors, has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as “Deloitte”.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2011	2012
	(In thousands of US$)
Audit fees (1)	1180	1,173
Audit-related fees (2)	—	—
Tax fees (3)	75	78
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the purpose of the filing of the Form F-3 and related audit of our subsidiaries.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

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

We have a share repurchase program under which our company is authorized, but not obligated, to repurchase up to US$10 million worth of our outstanding ADSs from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and are subject to restrictions relating to volume, price and timing. As of the date of this annual report, a total of 61,200 shares have been purchased under this program, all during December 2009. Pursuant to the board resolutions, our board will review this share repurchase program periodically and may adjust its terms and size accordingly, including suspending or discontinuing the program altogether at any time.

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

We intend to follow home country practice with respect to annual meetings. We did not hold any annual meeting of shareholders in 2012. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 19.	Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.3	Note Subscription and Rights Agreement, dated as of April 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.4	Transfer and Assumption Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.5	Share Swap Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

Exhibit Number	Document

2.6	Investor Rights Agreement dated June 9, 2009 among the Registrant, Leo Technology Limited, now renamed 798 Entertainment Limited, affiliates of IDGVC Partners, Infiniti Capital Limited and other parties thereto (incorporated by reference to Exhibit 2.6 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 19, 2010).

4.1	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.4	CDMA Modem Card License Agreement dated March 9, 2004 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.5	Joint Venture Agreement dated September 26, 2003 between the Registrant and NEC (incorporated by reference to Exhibit 99.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.6	Lease Agreement dated July 31, 2004 between the Registrant and Beijing Sino-Electronics Future Telecommunication R&D, Ltd. (incorporated by reference to Exhibit 99.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.7	Agreement dated December 20, 2004 between the Registrant and a PRC subsidiary of NEC (translation) (incorporated by reference to Exhibit 99.7 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.8	Share Purchase Agreement dated January 1, 2010 between Active Century Holdings Limited, Citylead Limited, the Registrant, QIGI&BODEE Technology Limited, QIGI& BODEE Technology (Beijing) Co., Ltd. and certain persons listed therein (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.9	Share Purchase Agreement dated January 4, 2010 between Active Century Holdings Limited, Citylead Limited, the Registrant, QIGI&BODEE Technology Limited, QIGI& BODEE Technology (Beijing) Co., Ltd. and certain persons listed therein (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.10	Shareholders’ Agreement dated April 22, 2011 between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd. (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

Exhibit Number	Document

4.11	Agreement dated May 10, 2011 between Techfaith BVI and the Administration Committee of Shenyang Puhe New Town (“PuHe”) (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.12*	Equity Pledge Agreement dated February 5, 2010 between Tecface International Technology Limited, QIGI&BODEE Technology (Beijing) Co., Ltd, Enhai Xu and Deling Han and amendment dated November 11, 2010. (English translation of the Chinese language document).

4.13*	Exclusive Option Agreement dated February 5, 2010 between Tecface International Technology Limited, QIGI&BODEE Technology (Beijing) Co., Ltd, Enhai Xu and Deling Han. (English translation of the Chinese language document).

4.14*	Power of Attorney dated February 5, 2010 by Enhai Xu and Deling Han. (English translation of the Chinese language document).

4.15*	the Exclusive Business Cooperation Agreement dated February 5, 2010 between Tecface International Technology Limited and QIGI&BODEE Technology (Beijing) Co., Ltd. (English translation of the Chinese language document).

4.16*	Supplemental Agreements dated June 17, 2011 and July 4th, 2011, respectively, between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd., to Shareholders’ Agreement dated April 22, 2011 between the same parties (English translation of the Chinese language document).

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 25, 2009).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of Beijing Tian Yuan Law Firm.

101INS***	XBRL Instance Document

101SCH***	XBRL Taxonomy Extension Schema Document

101CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101LAB***	XBRL Taxonomy Extension Labels Linkbase Document

101PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

101DEF***	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
***	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED

By:	/s/ Defu Dong
Name: Defu Dong
Title: Chief Executive Officer

Date: April 29, 2013

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited, its subsidiaries, and its variable interest entity (collectively the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012, and related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2013

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2011	2012
ASSETS

Current assets:
Cash and cash equivalents	$250,637	$257,950
Accounts receivable, net of allowances of $9,394 and $7,796 as of December 31, 2011 and 2012, respectively	6,715	8,666
Inventories, net	7,984	7,490
Prepaid expenses and other current assets	17,560	15,678
Deferred tax assets-current	207	—

Total current assets	283,103	289,784

Property, plant and equipment, net	69,979	80,614
Land use rights, net	10,755	10,645
Acquired intangible assets, net	2,327	4,061
Goodwill	1,242	1,242
Deferred tax assets – non-current	3	—

TOTAL ASSETS	$367,409	$386,346

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2011 and 2012, respectively)	$8,792	$11,140
Short-term loans (including short-term loans of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2011 and 2012, respectively)	—	15,350
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $837 and $184 as of December 31, 2011 and 2012, respectively)	20,191	11,784
Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $202 and $nil as of December 31, 2011 and 2012, respectively)	8,492	9,173
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2011 and 2012, respectively)	219	4,178
Income tax payable (including income tax payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $21 and $21 as of December 31, 2011 and 2012, respectively)	1,804	1,062
Put option liability (including put option of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2011 and 2012, respectively)	1,530	1,680

Total current liabilities	41,028	54,367

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2011	2012

Deferred tax liability - non-current (including deferred tax liability-non-current of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2011 and 2012, respectively)	106	—
Long-term loan (including Long-term loan of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2011 and 2012, respectively)	290	290

Total liabilities	41,424	54,657

Commitments (Note 22)

Equity:
Ordinary shares of par value $0.00002:
(50,000,000,000,000 shares authorized; shares issued and outstanding, 794,003,193 and 794,003,193, as of December 31, 2011 and 2012, respectively)	16	16
Additional paid-in capital	141,667	142,837
Accumulated other comprehensive income	43,597	46,822
Statutory reserve	22,631	23,137
Retained earnings	97,272	93,472

Total China Techfaith Wireless Communication Technology Limited shareholders’ equity	305,183	306,284

Noncontrolling interests	20,802	25,405

Total equity	325,985	331,689

TOTAL LIABILITIES AND EQUITY	$367,409	$386,346

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2010	2011	2012
Revenues:
ODP	$222,549	$212,784	$57,803
Brand name phone sales	38,462	67,535	50,266
Game	10,866	43,481	29,594

Total net revenues	271,877	323,800	137,663

Cost of revenues:
ODP	(180,517)	(174,991)	(53,971)
Brand name phone sales	(22,066)	(41,280)	(34,250)
Game	(2,202)	(22,293)	(18,146)

Total cost of revenues	(204,785)	(238,564)	(106,367)

Gross profit	67,092	85,236	31,296

Operating expenses:
Research and development	(11,613)	(13,541)	(9,343)
Selling and marketing	(6,084)	(17,196)	(12,328)
General and administrative	(14,626)	(18,848)	(5,594)
Impairment of goodwill	—	(606)	—
Impairment of intangible assets	—	—	(3,833)

Total operating expenses	(32,323)	(50,191)	(31,098)

Government subsidy income	159	224	232
Other operating income	1,109	2,824	1,124

Income from operations	36,037	38,093	1,554

Interest expenses	(1)	—	—
Interest income	882	1,365	2,032
Investment income	142	—	—
Other (expenses) income, net	(101)	(79)	354
Change in fair value of derivatives embedded in convertible notes	1,280	—	—
Change in fair value of put option	(123)	(150)	(150)

Income before income taxes	38,116	39,229	3,790
Income tax expenses	(9,458)	(9,419)	(5,635)

Net income (loss)	28,658	29,810	(1,845)
Less: Net income attributable to noncontrolling interests	(818)	(2,683)	(1,449)

Net income (loss) attributable to China Techfaith Wireless Communication Technology Limited	$27,840	$27,127	$(3,294)

Net income (loss) per share attributable to China Techfaith Wireless Communication Technology Limited:
Basic	$0.04	$0.03	$(0.00)

Diluted	$0.03	$0.03	$(0.00)

Weighted average shares used in computation:
Basic	732,784,822	794,003,193	794,003,193

Diluted	795,843,605	794,003,193	794,003,193

Other comprehensive income (loss), net of tax Foreign currency translation adjustment	$7,365	$13,026	$3,525

Comprehensive income	36,023	42,836	1,680
Less: Comprehensive income attributable to noncontrolling interest	(948)	(3,210)	(1,749)

Comprehensive income (loss) attributable to China Techfaith Wireless Communication Technology Limited:	$35,075	$39,626	$(69)

Share based compensation expenses:
Research and development	—	615	355
Selling and marketing	—	344	198
General and administrative	1	1213	617

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Ordinary shares		Additional paid-in	Treasury	Accumulated other comprehensive	Statutory	Retained	Equity attributable to China Techfaith Wireless Communication Technology Limited	Noncontrolling	Total
	Number	Amount	capital	stock	income	reserve	earning	Shareholders	Interests	equity

Balance as at January 1, 2010	650,156,045	$13	$113,657	$(199)	$23,863	$10,993	$53,943	$202,270	$1,668	$203,938
Issue of ordinary shares for acquisition of Citylead	65,934,066	1	12,834	—	—	—	—	12,835	—	12,835
Cancellation of treasury stock	(918,000)	—	(199)	199	—	—	—	—	—	—
Conversion of convertible notes	78,814,628	2	13,202	—	—	—	—	13,204	3,546	16,750
Foreign currency translation adjustments	—	—	—	—	7,235	—	—	7,235	130	7,365
Vesting of nonvested shares	16,454	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	1	—	—	—	—	1	—	1
Net income	—	—	—	—	—	—	27,840	27,840	818	28,658
Provision for statutory reserve	—	—	—	—	—	5,686	(5,686)	—	—	—

Balance as at December 31, 2010	794,003,193	16	139,495	—	31,098	16,679	76,097	263,385	6,162	269,547
Foreign currency translation adjustments	—	—	—	—	12,499	—	—	12,499	527	13,026
Share-based compensation	—	—	2,172	—	—	—	—	2,172	—	2,172
Net income	—	—	—	—	—	—	27,127	27,127	2,683	29,810
Provision for statutory reserve	—	—	—	—	—	5,952	(5,952)	—	—	—
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	—	11,430	11,430

Balance as at December 31, 2011	794,003,193	16	141,667	—	43,597	22,631	97,272	305,183	20,802	325,985
Foreign currency translation adjustments	—	—	—	—	3,225	—	—	3,225	300	3,525
Share-based compensation	—	—	1,170	—	—	—	—	1,170	—	1,170
Net (loss) income	—	—	—	—	—	—	(3,294)	(3,294)	1,449	(1,845)
Provision for statutory reserve	—	—	—	—	—	506	(506)	—	—	—
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	—	2,854	2,854

Balance as at December 31, 2012	794,003,193	$16	$142,837	$—	$46,822	$23,137	$93,472	$306,284	$25,405	$331,689

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss)	$28,658	$29,810	$(1,845)
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss on disposal of property, plant and equipment	(479)	(44)	344
Loss on disposal of intangible assets	—	—	94
Gain from disposal of other asset	—	(903)	—
Impairment of goodwill	—	606	—
Impairment of intangible assets	—	—	3,833
Amortization of acquired intangible assets	616	486	2,140
Amortization of land use rights	—	134	217
Inventory provision	2,186	10,504	3,142
Warranty provision	341	(246)	47
Accrual (reversal) of allowance for doubtful accounts	8,204	10,256	(1,606)
Depreciation of property, plant and equipment	2,769	3,160	3,615
Change in fair value of put option	123	150	150
Share-based compensation	1	2,172	1,170
Change in fair value of derivatives associated with convertible notes	(1,280)	—	—
Amortization of convertible notes interest	1	—	—
Deferred tax	(193)	(81)	104
Changes in operating assets and liabilities:
Accounts receivable	(3,356)	10,757	(250)
Inventories	5,104	(158)	(2,574)
Prepaid expenses and other current assets	8,927	(2,750)	(2,995)
Payments for land use rights	—	(10,889)	—
Accounts payable	(2,915)	534	2,231
Accrued expenses and other current liabilities	743	8,547	(8,677)
Advance from customers	2,730	739	610
Deferred revenue	(464)	(84)	3,908
Income tax payable	2,013	(1,486)	(698)

Net cash provided by operating activities	53,729	61,214	2,960

Investing activities:
Purchase of property, plant and equipment	(3,888)	(25,965)	(15,690)
Proceeds from sale of property, plant and equipment	57	45	—
Purchase of intangible assets	(334)	—	(5,820)
Cash acquired from business acquisition of Citylead, net of cash consideration paid of $500	10,683	—	—
Deposit received for disposal of other asset (Note 19)	2,773	—	—

Net cash provided by (used in) investing activities	9,291	(25,920)	(21,510)

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2010	2011	2012
Financing activities:
Capital contribution by noncontrolling shareholders	—	6,403	7,881
Proceeds from long-term borrowing	290	—	—
Proceeds from short-term borrowing	—	—	15,350

Net cash provided by financing activities	290	6,403	23,231

Effect of exchange rate changes on cash and cash equivalents	4,682	10,404	2,632
Net increase in cash and cash equivalents	67,992	52,101	7,313
Cash and cash equivalents at the beginning of the year	130,544	198,536	250,637

Cash and cash equivalents at the end of the year	$198,536	$250,637	$257,950

Supplemental cash flow information:
Cash paid during the year for:
Interest expenses	$26	$—	$—
Income taxes	$7,860	$11,024	$6,228

Non-cash investing and financing activities:
Share consideration issued in connection with the acquisition of Citylead (Note 3)	$12,835	$—	$—
Conversion of the convertible notes (Note 15)	$16,750	$—	$—
Capital contribution receivable from a noncontrolling shareholder	$—	$5,027	$53

Receivable for disposal of other assets (Note 19)	$—	$1,193	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Techfaith Wireless Communication Technology Limited (the “Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries and variable interest entity (the “VIE”) include the following as of December 31, 2012:

Subsidiaries	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership

Techfaith Wireless Communication Technology (Beijing) Limited (“Techfaith China”)	July 26, 2002	the People’s Republic of China (the “PRC”)	100%

Techfaith Wireless Technology Group Limited (“Techfaith BVI”) (formerly known as Techfaith Wireless Communication Technology Limited)	July 8, 2003	British Virgin Islands (the “BVI”)	100%

Great Earnest Technology Limited (“Great Earnest”)	August 8, 2003	BVI	100%

One Net Entertainment Limited (“One Net”) (formerly known as Techfaith Interactive Technology (Beijing) Limited)	September 5, 2003	PRC	67.8%

798 Entertainment Limited (“798 Entertainment”) (formerly known as Leo Technology Limited)	October 15, 2003	BVI	67.8%*

Tecface Communication Technology (Beijing) Limited (“Tecface Technology”) (formerly known as STEP Technologies (Beijing) Co., Limited.)	November 20, 2003	PRC	100%

Techfaith Intelligent Handset Technology (Hong Kong) Limited (“Techfaith HK”) (formerly known as First Achieve Technology Ltd.)	December 29, 2003	Hong Kong	100%

Finest Technology Limited (“Finest Technology”)	January 8, 2004	BVI	100%

Techfaith Wireless Communication Technology (Shanghai) Limited (“Techfaith Shanghai”)	March 22, 2004	PRC	100%

Infoexcel Technology Limited (“Infoexcel Technology”)	April 18, 2005	BVI	100%

Boost Time Limited (“Boost Time”)	August 25, 2005	BVI	100%

Techfaith Intelligent Handset Technology (Beijing) Limited (“Techfaith Intelligent Handset Beijing”)	September 9, 2005	PRC	100%

Charm Faith Limited (“Charm Faith”)	November 21, 2005	BVI	100%

Techfaith Software (China) Holding Limited (“TechSoft Holding”)	March 17, 2006	Cayman Islands	70%

Techfaith Wireless Communication Technology (Hangzhou) Limited (“Techfaith Hangzhou”)	April 24, 2006	PRC	100%

Techfaith Software (China) Limited (“TechSoft”)	May 26, 2006	PRC	70%

Fair Nice Technology Limited (“Fair Nice”)	February 26, 2007	BVI	100%

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Subsidiaries	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership

Techfaith Wireless Communication Technology (Shenyang) Limited (“Techfaith Shenyang”)	March 27, 2007	PRC	100%

Techfaith Wireless Technology (HK) Limited (“Technology HK”)	December 10, 2008	Hong Kong	100%

Media Chance Limited (“Media Chance”)	August 13, 2009	Hong Kong	51%

Time Spring Limited (“Time Spring”)	October 28, 2009	BVI	51%

Shenyang 17vee Move Co. Limited (“17VEESY”) (formerly known as UU Internet Technology (Shenyang) Limited)	November 26, 2009	PRC	67.8%

Glomate Mobile (Beijing) Co., Limited. (“Glomate”)	January 5, 2010	PRC	51%

Citylead Limited (“Citylead”)	February 10, 2010	BVI	100%

QIGI&BODEE Technology Limited (“QIGI HK”)	February 10, 2010	Hong Kong	100%

Tecface International Technology Limited (“Tecface International”) (formerly known as QIGI&BODEE International Technology (Beijing) Limited)	February 10, 2010	PRC	100%

Tecface Communication & Equipment (Beijing) Limited (“Tecface Communication Equipment Beijing”)	September 16, 2011	PRC	60%

17fox Technology (Shenyang) Co. Limited (“17FOXSY”) (formerly known as Tecface International Mobile (Shenyang) Co., Limited)	September 22, 2011	PRC	83.3%

VIE

QIGI&BODEE Technology (Beijing) Co., Limited (“QIGI Technology”)	February 10, 2010	PRC	nil

*	In July 2009, 798 Entertainment issued 345,722 class B Ordinary Shares to a third party-investor. These class B Ordinary Shares are convertible into 798 Entertainment’s ordinary shares, the conversion price is initially set at $28.92 and will be adjusted downward if 798 Entertainment cannot meet its performance target. As of December 31, 2012, the adjusted conversion price was $3.88. As a result of the issuance of the class B Ordinary Shares, the Group’s ownership in 798 Entertainment was changed from 100% to 74.3%.

In June 2009, 798 Entertainment issued convertible notes for of $10,000 to another two third-party investors. In September 2010, these investors exercised their option to convert the convertible notes for 129,668 class B Ordinary Shares from 798 Entertainment and 78,814,628 of the Company’s Ordinary Shares. As a result, the Group’s ownership in 798 Entertainment was further reduced to 67.8%.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Company, all of its subsidiaries and VIE are collectively referred to as the “Group”.

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

China Techfaith Interactive Internet Technology Limited (“Techfaith Interactive”) filed for bankruptcy on October 13, 2012. Accordingly, the Company deconsolidated Techfaith Interactive because the Company no longer had the ability to direct the activities that most significantly affect the Techfaith Interactive’s economic performance.

Variable interest entity

On February 10, 2010 the Group acquired Citylead, a Chinese brand mobile phone company. QIGI Technology is jointly owned by Mr. Xu Enhai and Ms. Han Deling for 66.7% and 33.3%, respectively. Citylead, through Tecface International entered into a number of contractual agreements with QIGI Technology and its equity owners on February 5, 2010, Tecface International has the power to direct the activities that most significantly affect the QIGI Technology’s economic performance and the ability to receive the majority of expected residual returns of QIGI Technology.

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

The Articles of Associations of QIGI Technology state that the major rights of the shareholders in a shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation, review and approve the annual budget and earnings distribution plan. Therefore, through the irrevocable power of attorney arrangement Tecface International has the ability to exercise effective control over the QIGI Technology through shareholder votes and through such votes to also control the composition of the board of directors. In addition, the senior management teams of QIGI Technology and those of Tecface International are all assigned by the Company. As a result, the Company has the power to direct the activities of the QIGI Technology that most significantly impact their economic performance.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Variable interest entity - continued

Exclusive business cooperation agreement

Tecface International signed the exclusive business cooperation agreement with QIGI Technology to provide technological, management, sales & marketing, and all the other core services. As consideration for these services, Tecface International is entitled to charge QIGI Technology annual service fees that is equivalent to QIGI Technology’s annual net income. The exclusive business cooperation agreement will terminate when (1) Tecface International is dissolved, (2) Tecface International exercises the exclusive purchased option agreement as mentioned below and (3) Tecface International intends to terminate this agreement with a prior notification of 30 days.

Exclusive purchase option agreement

Tecface International has the right to purchase all or part of the shares capital of QIGI Technology. The purchase price is equal to RMB 1.00 or the lowest price allowed by PRC law. The right granted to Tecface International under this agreement was exclusive and irrecoverable. The rights and duties under this agreement can be transferred to any third party appointed by Tecface International. The exclusive option agreement will not be terminated until Tecface International exercises its right to purchase the QIGI Technology’s shares pursuant to this agreement.

Equity pledge agreement

Shareholders of the QIGI Technology have pledged all of their equity interests in QIGI Technology with Tecface International to insure the fulfillment of the above agreements. The equity pledge agreement remains in full force until QIGI Technology fulfills its obligations under the exclusive business cooperation agreement mentioned above.

As a result of these contractual arrangements, the Company (through Tecface International, its wholly owned subsidiary) has (1) the power to direct the activities of QIGI Technology that most significantly impacts QIGI Technology’s economic performance and (2) the right to receive economic benefits from QIGI Technology, and accordingly, the Company has consolidated the financial results of QIGI Technology in the consolidated financial statements for all the periods presented.

Risks in relation to the VIE structure

The shareholders of the VIE are also shareholders of the Company. The Company cannot assure that when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIE may encounter in their capacity as the beneficial owners of the VIE, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the exclusive purchase option agreement provide the Company with a mechanism to remove the shareholders as the beneficial shareholders of the VIE should they act to the detriment of the Company.

The Company believes that Tecface International’s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. The exclusive purchase option agreement provides the Company with a mechanism to remove shareholders of the VIE at any time and for any reason. If any conflict of interest or dispute between the Company and the shareholders of the VIE arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Variable interest entity - continued

Risks in relation to the VIE structure - continued

The Company’s ability to control the VIE is also dependent on the power of attorney that the Tecface International has to vote on all matters requiring shareholder approval for the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

The Company believes that Tecface International’s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines or other actions. If necessary, the Company will exercise its rights under the exclusive purchase option agreement to purchase and directly hold the equity interest in QIGI Technology. Although QIGI Technology currently contributes a relatively small portion of our revenues, if we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of QIGI Technology, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of QIGI Technology into our consolidated financial statements in accordance with U.S. GAAP.

The following financial statement amounts and balances of the Group’s VIE were included in the accompanying consolidated financial statements after the elimination of the inter-company transactions and balances:

	December 31,
	2011	2012

Total current assets	$28,767	$27,070
Total non-current assets	534	—
Total assets	$29,301	$27,070

Total assets as % of the Group’s total assets	8%	7%

Total current liabilities	$1,060	$205
Total non-current liabilities	—	—
Total liabilities	$1,060	$205

Total Liabilities as % of the Group’s total liabilities	3%	—

	Years ended December 31,
	2010	2011	2012

Net revenues	$44,120	$1,868	$3

Net revenues as % of the Group’s net revenue	16%	1%	—

Net income (loss)	$11,708	$(62)	$(3,194)

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Variable interest entity - continued

Risks in relation to the VIE structure - continued

	Years ended December 31,
	2010	2011	2012

Net cash provided by (used in) operating activities	$35,004	$(6,368)	$(1,373)
Net cash used in investing activities	$(473)	$(2)	$—
Net cash provided by financing activities	$—	$—	$—

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, provision for inventory written down, allowance for account receivable, valuation allowance for deferred tax assets, impairment for goodwill, useful lives and impairment for property, plant and equipment and intangible assets and provision for warranty.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

•

Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow (“DCF”) models, and similar techniques.

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

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

Acquired intangible assets, net

Acquired intangible assets with definite lives are amortized on a straight-line basis over their expected useful economic lives. Intangible assets with indefinite live are not amortized but tested for impairment annually. Amortization is calculated on a straight-line basis over the following estimated useful lives:

Software license	2-5 years
Certification of internet content provider	5 years
Customer base	5 years
Contract backlog	2 months
Trade name and domain name	4 years

Impairment of long-lived assets and intangible assets with definite lives

The Group reviews its long-lived assets and intangible assets with definite live for impairment whenever events or change in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group would recognize an impairment loss based on the fair values of these assets.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Deferred revenue

Deferred revenue relates to design fee revenue. Design fee advances are normally received from customers immediately after the design contracts are executed, such advances are recorded as deferred revenue and are recognized as revenue when a pre-agreed milestone has been reached.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

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

Business taxes

The Group’s PRC subsidiaries and VIE are subject to business taxes at the rate of 5% on certain types of services and the related revenues are presented net of business taxes incurred. The Group reports revenue net of business taxes. Business taxes deducted in arriving to net revenue during 2010, 2011 and 2012 totaled $319, $78 and $324, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Value added tax (“VAT”) and VAT refund

VAT on sales is calculated at 17% on revenue from product and component sales, 6% on revenue from design fees starts from January 1, 2012 for subsidiaries located in Shanghai, and September 1, 2012 for subsidiaries located in Beijing and paid after deducting input VAT on purchases. The Group reports revenue net of VAT. VAT during 2010, 2011 and 2012 totaled $43,968, $53,762 and $22,775, respectively.

For products sold to overseas customers by PRC entities, the Group is entitled to a refund of VAT paid at rate of 13% for some component sales and 17% for other products sales. The Group records VAT refund on accrual basis. VAT refund is recorded as other current assets on the consolidated balance sheets. The Group reports revenue net of VAT.

For the provisions of qualified revenue from design fees under the VAT reform pilot program, subsidiaries located in Shanghai and Beijing are entitled to a VAT exemption upon the application procedures and approval of in-charge tax authorities while input tax obtained for design activities are not deducted.

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

	Year ended December 31,
	2010	2011	2012

Balance at beginning of the year	$377	$277	$36
Current period provision	341	39	92
Utilized during the year	(102)	—	—
Reversal	(345)	(285)	(45)
Exchange difference	6	5	—

Balance at end of the year	$277	$36	$83

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies and grants

Some local governments in the PRC give subsidies to companies as an incentive to establish business in its jurisdiction. These government subsidies are recognized as subsidy income in the statements of comprehensive income when they are received as the Group does not have further obligation to earn these subsidies. The Group recorded government subsidy income of $159, $224 and $232 for the years ended December 31, 2010, 2011 and 2012, respectively

The Group also receives government grants as compensation of performing government endorsed projects. The grants are refundable until the Group achieves certain performance measures. These government grants are recorded as a liability until earned. The Group recognizes these grants as subsidy income once it completes the relevant projects and achieves the performance measures. The Group did not record such government subsidy income for the years ended December 31, 2010, 2011 and 2012. The amount of $394, $683 and $995 were recorded as a liability on the balance sheet as of December 31, 2010, 2011 and 2012, respectively.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $2,983, $12,930 and $8,988 in 2010, 2011 and 2012, respectively, and have been included as part of selling and marketing expenses.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries and VIE located in the PRC are maintained in their local currencies, the RMB, which are also the functional currencies of these entities. The financial records of the Group’s subsidiaries located in Hong Kong are maintained in U.S. dollar, which is also the functional currency of these entities.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - continued

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not identify significant unrecognized tax benefits for years ended December 31, 2011 and 2012. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Group’s unrecognized tax benefits would not change significantly within 12 months from December 31, 2012.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Beginning in January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income in single continuous statement of comprehensive income. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, the put option, amount due from a related party, amounts due to related parties.

Except for the put options, the carrying values of all the aforementioned financial instruments approximate its fair value due to the short-term nature of these instruments. The put option is carried at fair value.

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

Share-based payment

Share-based payment transactions with employees, such as share options and nonvested shares, are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, based on graded vesting attribution method prior to year 2011, with a corresponding impact reflected in additional paid-in capital. Effective January 1, 2011, the Company changed its method of amortization of share-based payment expense from the graded vesting attribution method to straight-line attribution method. Management believes the straight-line attribution method result in a better matching of amortization of share-based payment expense with employee service obtained.

Shares awards issued to non-employees (other than non-employee directors), such as consultants, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net income per share

Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Convertible Notes issued are accounted for using if-converted method when calculate diluted net income per ordinary share. Ordinary share equivalents are excluded from the computation of the diluted net loss per share in periods when their effect would be anti-dilutive. The effect of the stock options is computed using the treasury stock method.

Recently adopted accounting pronouncements

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity-the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently adopted accounting pronouncements - continued

•	Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statements of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The Group adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Company’s consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Group adopted this guidance effective January 1, 2012 and presented the total consolidated statements of comprehensive income in a single continuous statement of comprehensive income.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently adopted accounting pronouncements - continued

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Group adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Company’s consolidated financial statements, as the Company chose to directly perform the two-step goodwill impairment test for 2012.

Recent accounting pronouncements not yet adopted

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Group will adopt this pronouncement on January 1, 2013 which is not expected to have a significant impact on its financial condition or results of operations.

In February 2013, the FASB has issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

The new amendments will require an organization to:

•

Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•

Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments are effective for reporting periods beginning after December 15, 2012. The Group will adopt this pronouncement on January 1, 2013 which is not expected to have a significant impact on its financial condition or results of operations.

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. The Group will adopt this pronouncement on January 1, 2014 which is not expected to have a significant impact on its financial condition or results of operations.

3.	ACQUISITION

On February 10, 2010, the Group acquired Citylead together with its subsidiaries and VIE, QIGI Technology, a domestic brand mobile phone company. The consideration included $500 in cash and 65,934,066 of the Company’s ordinary shares with a fair value of $0.19 per ordinary share as of the acquisition date. If QIGI Technology does not meet performance targets for 2010 or 2011 as stipulated in the share purchase agreement, the former shareholders of Citylead are obligated to return certain number, based on a pre-determined formula, of the Company’s ordinary shares. Such contingent share receivable was initially recorded as a contingent receivable carried at fair value as of the acquisition date and subsequently remeasured at each reporting date.

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

3.	ACQUISITION - continued

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The contingent share receivable fair value was estimated using, among other factors, the forecasted financial performance of the acquired business, (Level 3 inputs). The $107 and $89 change of fair value of the contingent receivable was recorded as other expense in the consolidated statements of comprehensive income during the periods ended December 31, 2010 and 2011, respectively. The contingent share receivable was settled on December 31, 2011, at which time it was determined that the former shareholders of Citylead were not obliged to return any of the Company’s ordinary shares because QIGI Technology met all the performance targets for 2010 and 2011.

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2011	2012

Accounts receivable	$16,109	$16,462
Less: allowance for doubtful accounts	(9,394)	(7,796)

Accounts receivable, net	$6,715	$8,666

Movement of allowance for doubtful accounts was as follows:

	December 31,
	2010	2011	2012

Balance at beginning of the year	$9,151	$13,133	$9,394
Charge to expenses	8,244	10,386	582
Reversal	(40)	(130)	(2,188)
Written-off	(4,498)	(14,511)	—
Exchange difference	276	516	8

Balance at end of the year	$13,133	$9,394	$7,796

5.	INVENTORIES, NET

Inventories consisted of the following:

	December 31,
	2011	2012

Raw materials	$7,957	$8,510
Finished goods	1,932	1,916
Work in progress	80	1,710

Less: allowance for inventory write-down	(1,985)	(4,646)

Inventories, net	$7,984	$7,490

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

5.	INVENTORIES, NET - continued

Movement of allowance for inventory write-downs was as follows:

	December 31,
	2010	2011	2012

Balance at beginning of the year	$2,373	$4,690	$1,985
Charge to expenses	2,186	10,504	3,142
Written-off	—	(13,690)	(549)
Exchange difference	131	481	68

Balance at end of the year	$4,690	$1,985	$4,646

During 2010, 2011 and 2012, the Group recorded provisions for inventory write-downs of $2,186, $10,504 and $3,142, respectively, which were included in cost of sales. The increase in the allowance for inventory write-downs was mainly related to obsolete inventories that were not technologically suitable for future productions.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2011	2012

Advance to EMS providers	$4,910	$9,565
Value added taxes recoverable	2,082	2,248
Social insurance borne by employee	785	927
Deposits	287	825
Rental receivable	1,968	638
Prepaid software license fee	411	508
Receivable for sale of testing equipment	—	298
Prepaid testing and tooling fee	515	274
Staff advances	284	206
Other prepaid and current assets	98	136
Capital contribution receivable from noncontrolling shareholders (1)	5,027	53
Receivable for disposal of other assets	1,193	—

	$17,560	$15,678

(1)	The amount as of December 31, 2011 represent capital contribution receivable from Beijing E-town International Investment and Development Co Limited for the capitalization of Tecface Communication Equipment Beijing which was received in August 2012.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31,
	2011	2012

Construction in progress	$21,002	$36,530
Office building	44,064	44,515
Motor vehicles	676	683
Plant and machinery	10,702	10,766
Furniture, fixtures and equipment	5,152	4,569
Software	10,318	8,258
Leasehold improvements	7,448	6,837

	$99,362	$112,158
Less: accumulated depreciation	(29,383)	(31,544)

Property, plant and equipment, net	$69,979	$80,614

The Group recorded depreciation expenses of $2,769, $3,160 and $3,615 for the years ended December 31, 2010, 2011 and 2012, respectively.

8.	LAND USE RIGHTS, NET

	December 31,
	2011	2012

Land use rights	$10,889	$11,000
Less: accumulated amortization	(134)	(355)

Land use rights, net	$10,755	$10,645

Amortization expenses for land use rights totaled $nil, $134 and $217 for the years ended December 31, 2010, 2011 and 2012, respectively. Future amortization expenses are $217 per year for each of the next 48 years through December 31, 2060.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

9.	ACQUIRED INTANGIBLE ASSETS

Acquired intangible assets, net consisted of the following:

	December 31, 2011				December 31, 2012
	Gross carrying amount	Accumulated amortization	Impairment loss	Net carrying amount	Gross carrying amount	Accumulated amortization	Impairment loss	Net carrying amount

Intangible assets with definite life:
- Software license	$3,056	$(2,828)	$—	$228	$10,742	$(4,774)	$(2,107)	$3,861
- Certification of internet content provider	15	(9)	—	6	—	—	—	—
- Customer base	680	(257)	—	423	680	(393)	(287)	—
- Contract backlog	20	(20)	—	—	20	(20)	—	—
- Trade name and domain name	—	—	—	—	1,670	—	(1,470)	200

	3,771	(3,114)	—	657	13,112	(5,187)	(3,864)	4,061

Intangible assets with indefinite life:
- Trade name and domain name	1,670	—	—	1,670	—	—	—	—

	$5,441	$(3,114)	$—	$2,327	$13,112	$(5,187)	$(3,864)	$4,061

The Group recorded amortization expenses of $616, $486 and $2,140 for the years ended December 31, 2010, 2011 and 2012, respectively.

The Group recorded impairment losses of $nil, $nil and $3,833 for the years ended December 31, 2010, 2011 and 2012 respectively. Based on the actual and expected operating results of the ODP reporting unit, the Group recorded an impairment loss of $2,107 for software licenses. Similarly, $287 and $1,470 of impairment expense was recorded for the brand name phone sales reporting unit’s customer base and trade name and domain name intangible assets, respectively, because of the Group’s plan to shift its production capacity from the “QiGi” brand, to which these intangible assets relate, to the Group’s self-developed “Tecface” brand, which result in the Group’s reassessment of the estimated economics life of QIGI’s trade name and domain name. The impairment losses were measured as the excess of the carrying amount of the intangible assets over the net present value of the expected future cash flows derived from the respective intangible asset.

The future amortization expenses for the net carrying amount of intangible assets with definite lives as of December 31, 2012 were as follows:

Year 2013	$1,814
Year 2014	1,700
Year 2015	497
Year 2016	50

$4,061

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

10.	GOODWILL

Changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2011 and 2012, consisted of the following:

	December 31, 2011			December 31, 2012
	ODP	Brand name phone sales	Total	ODP	Brand name phone sales	Total

Gross amount:
Beginning balance	$606	$1,242	$1,848	$606	$1,242	$1,848
Goodwill recognized in acquisition	—	—	—	—	—	—
Disposal	—	—	—	—	—	—

Ending balance	606	1,242	1,848	606	1,242	1,848

Accumulated impairment loss:
Beginning balance	—	—	—	(606)	—	(606)
Disposal	—	—	—	—	—	—
Charge for the year	(606)	—	(606)	—	—	—

Ending balance	(606)	—	(606)	(606)	—	(606)

Goodwill, net	$—	$1,242	$1,242	$—	$1,242	$1,242

During the third quarter of 2011, the Group believed that the significant decline in the Company’s stock price over a sustained period of time was an impairment indicator that warranted a goodwill impairment test for the period ended September 30, 2011. Based on that assessment, the Group concluded that goodwill allocated to the ODP segment was fully impaired because of the estimated decline in growth rates and profit margins for future periods.

The Group applied the income approach, which it believed to be more reliable than the market approach, to determine the fair value of the Group’s reporting units. Accordingly, it adopted a DCF model under the income approach, which considers a number of factors that include expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability of its business unit. The assumptions are inherently uncertain and subjective.

When applying the DCF method for the reporting unit, the Group incorporated the use of projected financial information and a discount rate developed using market participant based assumptions. The cash flow projections were based on five-year financial forecasts developed by management that included revenue projections, capital spending trends, and investments in working capital to support anticipated revenue growth. The discount rate was estimated after considering the risk and nature of the reporting unit’s cash flows and the rates of return market participants would require investing their capital in the reporting unit.

The Group recognized an impairment losses of $nil, $606 and $nil for the years ended December 31, 2010, 2011 and 2012, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2011	2012

Social insurance and benefits payables	$3,135	$3,795
Rental payable	1,517	2,129
Payables to suppliers	645	1,167
Accrued professional fees	1,118	1,038
Government subsidies	683	995
Accrued wages	1,067	852
Tax payables	2,239	452
Accrued royalty and license fee	430	287
Payables for construction in progress	2,426	212
Accrued facility fee	322	211
Customer deposits for minimum purchase	159	161
Commission payable	—	110
Warranty provision	36	83
Accrued testing fee	—	42
Accrued advertising expense	6,135	—
Others	279	250

	$20,191	$11,784

12.	SHORT-TERM LOANS

On June 25, 2012 and September 5, 2012, Techfaith BVI (a wholly owned subsidiary of the Group) obtained three loans of $5,350, $5,000 and $5,000 denominated in U.S. dollars from an independent third party (the “Lender”) to fund its investment in 17FOXSY. These loans are due on demand by the Lender after one year from the date the loan agreements or upon the bankruptcy of Techfaith BVI. These loans are non-interest bearing and uncollateralized.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

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

Hong Kong

No provision for Hong Kong Profits Tax was made for the years ended December 31, 2010, 2011 and 2012 on the basis that Techfaith HK, Technology HK, QIGI HK and Media Chance did not have any assessable profits arising in or derived from Hong Kong.

PRC

On March 16, 2007, the National People’s Congress of China adopted the Enterprise Income Tax Law (“the EIT Law”) which became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Under the EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“the HNTE”) is entitled to a tax rate of 15%.

Techfaith China and Techfaith Intelligent Handset Beijing have obtained high and new technology enterprise under the old EIT law prior to January 1, 2008, obtained the HNTE in December 2008 and renewed the HNTE status in 2011 under the EIT Law. Techfaith China and Techfaith Intelligent Handset Beijing were exempt from tax for three years followed by a 50% reduction in tax rate for the subsequent three years, starting from and 2003 and 2006, respectively.

Techfaith Shanghai is a qualified manufacturing foreign investment enterprise located in Shanghai Pudong according to the old EIT law prior to January 1, 2008, obtained HNTE in December 2008 and renewed the HNTE status in 2011. It was entitled to a preferential tax rate of 15% prior to year 2008, with two years exemption followed by a 50% reduction in tax rate for the subsequent three years under the old EIT law beginning from 2005. Beginning from 2010, the tax rate for Techfaith Shanghai is 15%.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

13.	INCOME TAXES - continued

PRC - continued

TechSoft is a foreign investment enterprise which was entitled to a two year exemption followed by a 50% reduction in tax rate for the subsequent three years over the statuary tax rate of 25% starting from 2008.

One Net has obtained the HNTE in September 2011 under the EIT Law. Beginning from 2011, the tax rate for One Net is 15%.

The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates, are presented in the following table.

Subsidiaries	2012	2013	2014	2015	2016

Techfaith China (1)	15.0%	15.0%	15.0%	15.0%	15.0%
Techfaith Intelligent Handset Beijing (1)	15.0%	15.0%	15.0%	15.0%	15.0%
Techfaith Shanghai (1)	15.0%	15.0%	15.0%	15.0%	15.0%
One Net (1)	15.0%	15.0%	15.0%	15.0%	15.0%
TechSoft	12.5%	25.0%	25.0%	25.0%	25.0%

(1)	The HNTE status obtained by Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai in 2008 and the HNTE status obtained by One Net in 2011 under the EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai renewed the HNTE status in 2011, and the Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

Accordingly, in calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the HNTE status at the conclusion of the initial three year period.

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

13.	INCOME TAXES - continued

PRC - continued

Under the EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign invested enterprise in China to its foreign investors who are nonresident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of the Company’s subsidiaries and VIE located in the PRC that are taxable upon distribution to the Company of approximately $117,483, $172,321 and $182,656 at December 31, 2010, 2011 and 2012, respectively. The Group did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2012. If the Group were to distribute such unremitted earnings, the Group will be subject to the dividend withholding taxes of approximately $12,055.

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive income were as follows:

	Year ended December 31,
	2010	2011	2012

Current tax	$9,651	$9,500	$5,531
Deferred tax	(193)	(81)	104

	$9,458	$9,419	$5,635

All of the income taxes are related to the PRC entities of the Group.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

13.	INCOME TAXES - continued

PRC - continued

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	Year ended December 31,
	2011	2012

Deferred tax assets - current:
Accrued expenses	$979	$1,186
Product warranty provision	1	13
Allowance for doubtful accounts	61	101
Inventory provision	299	699
Net operating losses carry forwards	201	—
Less: Valuation allowance	(1,334)	(1,999)

Net deferred tax assets - current	$207	$—

Deferred tax assets - non-current:
Depreciation and amortization	$204	$270
Net operating loss carry forwards	10,346	5,881
Less: Valuation allowance	(10,547)	(6,151)

Net deferred tax assets non-current	$3	$—

	Year ended December 31,
	2011	2012

Deferred tax liability - non-current:
Acquired intangible asset	$106	$—

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

13.	INCOME TAXES - continued

PRC - continued

Reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 25% to income before income taxes and actual provision for income taxes is as follows:

	Year ended December 31,
	2010	2011	2012

Income before income tax	$38,116	$39,229	$3,790
Tax provision at PRC enterprise income tax rate of 25%	9,529	9,807	948
Expenses not deductible for tax purposes	2,428	2,127	881
Tax exemption and preferential tax rates granted to PRC entities	(3,629)	(2,233)	413
Effect of the different income tax rates in other jurisdictions	1,848	1,096	114
Changes in valuation allowances	(718)	(1,378)	3,279

	$9,458	$9,419	$5,635

Operating loss carry forwards of $43,824 expired during 2012, therefore the deferred tax assets of $7,010 were not recognized and the previously recorded valuation allowance of $7,010 was reversed in 2012. As of December 31, 2012, the Group had $35,596 operating loss carry forwards that expire from 2013 through 2017, which will be available to offset future taxable income.

The Group determines whether or not a valuation allowance is required at the level of each taxable entity. The deferred tax assets arise in companies which are not expected to have any significant taxable income in the foreseeable future and consequently a full provision has been made for the deferred tax assets of those entities.

Without the tax exemption and preferential tax rates granted to PRC entities, income tax expense would increase by approximately $5,793, $7,325 and $1,090 for the years ended December 31, 2010, 2011 and 2012, respectively, representing a decrease in the basic and diluted earnings per share of $0.01, $0.01 and $0.00, for the years ended December 31, 2010, 2011 and 2012, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

13.	INCOME TAXES - continued

PRC - continued

The Group has concluded that there are no significant unrecognized tax positions requiring recognition in financial statements for the years ended December 31, 2010, 2011 and 2012. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2012.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries and VIE have not conducted a tax examination on the Group’s subsidiaries and VIE. In accordance with relevant PRC tax administration laws, tax years from 2006 to 2012 of the Group’s PRC subsidiaries and VIE remain subject to tax audits as of December 31, 2012, at the tax authority’s discretion.

14.	PUT OPTION LIABILITY

In March 2006, the Company entered into Series A Preferred Shares Purchase and Sell Agreement (“the Agreement”) with QUALCOMM Incorporated (“QUALCOMM”) to establish a 70%-owned subsidiary, TechSoft Holding. The Company and QUALCOMM subscribed 70% and 30% of the issued Series A preferred shares of TechSoft Holding, respectively. QUALCOMM is granted the right to, upon the occurrence of certain conditions, require the Company to purchase back any or all of its Series A Preferred Shares (“Put Option”); and the right to, upon the occurrence of certain conditions, purchase any or all of the Series A Preferred Shares held by the Company at the price and on the terms pre-defined (“Call Option”). The Put Option was recorded at its fair value as a liability and is subsequently remeasured at fair value at the end of each reporting period.

As the valuation of the Put Option is based on the valuation of TechSoft Holding, a non-public company, it requires significant management judgment due to the absence of quoted market prices, and the lack of observable inputs. As a result, the Group has determined that the fair value of the Put Option is classified as Level 3 valuation within the fair value hierarchy (see Note 16).

The fair value of TechSoft Holding’s ordinary share is determined using the income approach valuation methodology that applied a DCF model for TechSoft Holding. The discounted cash flows were based on discrete five-year forecast developed by management for planning purposes, discounted at weighted average cost of capital. The fair value of TechSoft Holding’s ordinary shares as of December 31, 2012 is less than the calculated value and therefore the value of the Put Option is based on the difference between the calculated value and the fair value of the ordinary shares of TechSoft Holding, having regard to the probability of QUALCOMM exercising the option.

Changes in fair value of the Put Option amounting to $123, $150 and $150 during the years ended December 31, 2010, 2011 and 2012, respectively, are reflected on the consolidated statements of comprehensive income.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

15.	CONVERTIBLE NOTES

On June 9, 2009, 798 Entertainment, a subsidiary of the Group, issued $10,000 principal amount of the Convertible Notes due on June 8, 2012, to a group of unrelated third party investors (the “Note Holders”). The Convertible Notes were issued at par and bear interest at a rate of 8% per annum, compounded annually. Interest is due on the maturity date and payable in cash.

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

15.	CONVERTIBLE NOTES - continued

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

The conversion right to the Company’s ordinary shares, the dividend premium feature, and the interest reset feature, are embedded derivatives that are bifurcated for measurement purposes, and are presented on a combined basis with the Convertible Notes. During the year ended December 31, 2010, the Group recorded a gain of $1,280 for the decrease in the fair value of the derivative liability.

The Note Holders exercised its conversion right on September 8, 2010 and the Convertible Notes were converted into the Company’s ordinary shares and 798 Entertainment’s class B ordinary shares. The carrying amount of the Convertible Notes as of the conversion date was $16,750, which comprised of the principal amount of the Convertible Notes $10,000 less the unamortized discount of $9,999 and the carrying amounts of the conversion rights and interest reset features which were carried at their fair values as of the conversion date for $16,749. As a result of the conversion, 78,814,628 of the Company’s ordinary shares with par value of $0.00002 and 129,668 of 798 Entertainment’s class B ordinary share with par value of $0.01 are issued to the Note Holders.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

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

(ii)	Contingent consideration receivable

The contingent consideration receivable as set out in Note 3 is considered as Level 3 asset because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing this asset.

The following tables set forth, by level with the fair-value hierarchy, the fair value of the Group’s financial liabilities measured on a recurring basis:

	December 31, 2011
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Liability:
Put Option	—	—	$1,530	$1,530

Total liability at fair value	—	—	$1,530	$1,530

	December 31, 2012
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Liability:
Put Option	—	—	$1,680	$1,680

Total liability at fair value	—	—	$1,680	$1,680

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

16.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

The Group had no asset classified financial instruments measured at fair value as of December 31, 2011 and 2012.

The following table summarizes the movement of the balances of the Group’s financial asset and liabilities measured at fair value on a recurring basis:

Asset:
Balance at January 1, 2011	$89
Change in fair value of the contingent consideration receivable	(89)

Balance at December 31, 2011	—
Change in fair value of the contingent consideration receivable	—

Balance at December 31, 2012	$—

Liabilities:
Balance at January 1, 2011	$1,380
Change in fair value of the Put Option	150

Balance at December 31, 2011	1,530
Change in fair value of the Put Option	150

Balance at December 31, 2012	$1,680

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group’s financial assets and liabilities measured at fair value on a nonrecurring basis include acquired assets and liabilities based on Level 3 inputs in connection with business acquisitions as set out in Note 3.

The Group re-measured certain intangible assets at their fair value on a nonrecurring basis as results of the impairment loss of $3,833 recognized during 2012 as set out in Note 9. The fair value was determined using the income approach applying a DCF model that applied significant unobservable inputs classified as Level 3 inputs.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

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

Share option

Prior to 2009, the Group granted 394,908 stock options to its employees, all of which were fully vested before December 31, 2008.

On April 21, 2011, the Group granted 1,800,000 share options to its director, independent directors and an external consultant. 50% of these share options vested on the grant date and 50% vested on April 21, 2012.

On June 30, 2011, the Group granted 36,870,000 share options to its employees. 25% of these share options vested on the grant date and 25% will be vest on each anniversary for the subsequent three years.

A summary of share option grants is as follows:

	Options granted	Exercise price per option	Option fair value at grant date	Intrinsic value per option at the grant date

April 21, 2011	1,800,000	$0.272	$0.272	$0.122
June 30, 2011	36,870,000	$0.254	$0.254	$0.104

Total	38,670,000

A summary of the share option activity is as follows:

	As of December 31, 2012
	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life	Aggregate intrinsic Value as of December 31, 2012

Outstanding at January 1, 2012	38,801,636	$0.258	—	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	(3,000,000)	$0.258	—	—

Outstanding	35,801,636	$0.279	8.5	—
Exercisable	19,976,636	$0.266	8.4	—
Vested and expected to vest	33,630,619	$0.258	8.5	—

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

17.	SHARE-BASED PAYMENT - continued

Share option - continued

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

During 2010, 2011 and 2012, the Group recognized compensation expense of $nil, $2,172 and $1,170, respectively. No options were exercised during the years ended December 31, 2010, 2011 and 2012. The grant date fair value of options that vested were $nil, $1,518 and $1,459 during the years ended December 31, 2010, 2011 and 2012.

There was $1,683 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2012. The expense is expected to be recognized over a weighted-average period of 1.5 years using the straight-line attribution method.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

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

On February 10, 2010, the Company issued 65,934,066 ordinary shares for the acquisition of Citylead. On September 8, 2010, the Company issued 78,814,628 ordinary shares for the conversion of the Convertible Notes. In addition, the Company also issued 16,454 ordinary shares upon the vesting of nonvested shares in 2010.

As of December 31, 2012, the Company had 794,003,193 ordinary shares issued and outstanding.

19.	OTHER OPERATING INCOME

For the years ended December 31, 2010, 2011 and 2012 the other operating income including $1,109, $2,824 and $1,124, respectively, which was primarily derived from rental income of office buildings, except for that for year ended December 31, 2011, other operating income also including $903 gain from disposal of other asset.

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

The Group considered the substance of the arrangement as a sale of the office building with carrying amount of $3,155 at a price of $4,058. The Group ceased recording depreciation expense of the office building in July 2010 and reclassified the carrying amount from the property, plant and equipment account to the other asset account on the balance sheet. The Group recorded a gain from disposal of other asset of $903 for the year ended December 31, 2011. The transaction was closed in 2011, with remaining payment of $1,193 received in February 2012.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

20.	RELATED PARTY TRANSACTIONS

Ying Bai Technology Limited. (“Ying Bai”, formerly known as Techfaith Technology (Shenyang) Limited.) and De Ming Technology (Hangzhou) Limited. (“De Ming”) (formerly known as Kang Mu Ni Electronics (Hangzhou) Limited.) are subsidiaries of Techfaith Technology Limited (“Techfaith Technology”), a company established in April 2007. Techfaith Technology is a 100% owned subsidiary of Techfaith Electronics Limited, a company established in September 2007, of which the Group’s Founder and CEO holds 43% equity interest before December 30, 2011. On December 30, 2011, Techfaith Electronics Limited sold 100% equity interest of Techfaith Technology to a third party. As of December 31, 2012, there is no related party of the Group.

For the years ended December 31, 2010, 2011 and 2012, purchase of raw materials, mobile phone products and services from related parties were as follow:

	Year ended December 31,
	2010	2011	2012

Ying Bai	$10,662	$35,832	$—
De Ming	125	—	—

Total	$10,787	$35,832	$—

For the years ended December 31, 2010, 2011 and 2012, sales of raw materials to related parties were as follow:

	Year ended December 31,
	2010	2011	2012

Ying Bai	$838	$80	$—
De Ming	21	—	—

Total	$859	$80	$—

As of December 31, 2011 and 2012, there were no amounts due from or due to a related parties.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

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

The Group uses gross profit as the performance measure of each operating segment.

The financial information for each operating segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment1 is as follows:

	Year ended December 31,
	2010	2011	2012

Revenues
- ODP	$222,549	$212,784	$57,803
- Brand name phone sales	38,462	67,535	50,266
- Game	10,866	43,481	29,594

Total net revenues	271,877	323,800	137,663

Cost of sales
- ODP	(180,517)	(174,991)	(53,971)
- Brand name phone sales	(22,066)	(41,280)	(34,250)
- Game	(2,202)	(22,293)	(18,146)

Total cost of revenues	(204,785)	(238,564)	(106,367)

Gross profit	$67,092	$85,236	$31,296

[1]	The Group’s chief operating decision maker only reviews revenue and cost for each operating segment. Expenses are not allocated to each segment.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

21.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION - continued

	Year ended December 31,
	2011	2012

Assets
- ODP	$220,720	$212,964
- Brand name phone sales	53,855	60,876
- Game	34,433	30,712
Reconciling amounts	58,401	81,794

Total assets	$367,409	$386,346

Reconciling amounts:
Corporate assets	$58,401	$81,794

The corporate assets mainly represent the office buildings and construction of office buildings in progress which cannot be allocated to the operating segments.

	Year ended December 31,
	2010	2011	2012

Total expenditures for purchase of long-lived assets:
- ODP	$3,254	$10,396	$1,434
- Brand name phone sales	—	—	4,002
- Game	953	24	168
Corporate assets	75	15,545	15,906

Total capital expenditure	$4,282	$25,965	$21,510

Geographic information

Revenues, classified by the major geographic areas in which the Group’s customers are located (for design contract and game related revenue, based on the address of the customer who contracted with the Group; for product sales, based on the address to which the Group ships product), are as follows:

	Year ended December 31,
	2010	2011	2012

Revenues from the PRC	$257,044	$316,349	$128,640
Revenues from countries other than the PRC	14,833	7,451	9,023

Total revenues	$271,877	$323,800	$137,663

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

22.	COMMITMENTS

(a)	Purchase commitments

The Group uses EMS providers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Group enters into contracts with certain manufacturers that allow them to procure inventory based on criteria defined by the Group. As of December 31, 2012, the Group had commitments under non-cancellable contracts that future minimum purchases are $98 in 2013.

(b)	Operating lease as lessee

The Group has entered into operating lease agreements for its office spaces in the PRC. These leases expire at various dates through 2013. Rental expenses under such operating leases were $1,093, $1,980 and $1,826 for the years ended December 31, 2010, 2011 and 2012, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements are as follows:

Year 2013	$1,608
Year 2014 and thereafter	—

$1,608

(b)	Capital commitments

As of December 31, 2012, capital commitments for construction of property and purchase of property, plant and equipment are as follows:

Year 2013	$63,357
Year 2014 and thereafter	8,026

$71,383

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

23.	MAJOR CUSTOMERS

A small number of customers have historically accounted for a substantial portion of our net revenue. In 2010, 2011 and 2012, our top three customers collectively accounted for approximately 30.4%, 37.6% and 20.0%, respectively, of our net revenues.

The following table summarizes net revenues from customers that accounted for 10% or more of the Group’s net revenues for year 2010, 2011 and 2012.

	Net revenues Year ended December 31,
	2010	2011	2012

A	N/A	14.9%	8.9%
B	N/A	11.8%	N/A
C	N/A	10.9%	N/A
D	11.4%	N/A	N/A
E	10.9%	N/A	N/A

	22.3%	37.6%	8.9%

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group’s accounts receivable:

	Accounts receivable As of December 31,
	2011	2012

F	N/A	31.1%
H	23.7%	22.0%
I	42.2%	18.4%

	65.9%	71.5%

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

24.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	Years ended December 31,
	2010	2011	2012

Net income (loss) attributable to China Techfaith Wireless Communication Technology Limited (numerator), basic	$27,840	$27,127	$(3,294)
Convertible Notes interest	1	—	—
Change in fair value of derivatives embedded in Convertible Notes	(1,280)	—	—

Net income (loss) attributable to China Techfaith Wireless Communication Technology Limited (numerator), diluted	$26,561	$27,127	$(3,294)

Shares (denominator):
Weighted average ordinary shares outstanding	732,784,822	794,003,193	794,003,193
Effect of dilutive securities:
Weighted average shares from assumed vest of nonvested shares	7,080	—	—
Weighted average shares from the Convertible Notes, if converted	63,051,703	—	—

Weighted average shares used in computing diluted net income per share	795,843,605	794,003,193	794,003,193

Net income (loss) attributable to China Techfaith Wireless Communication Technology Limited per share, basic	$0.04	$0.03	$(0.00)

Net income (loss) attributable to China Techfaith Wireless Communication Technology Limited per share, diluted	$0.03	$0.03	$(0.00)

The Group had securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share as their effects would have been anti-dilutive. Such securities consisted of 131,636, 38,801,636 and 35,801,636 options outstanding as of December 31, 2010, 2011 and 2012, respectively.

25.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group located in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries.

The total provisions for such employee benefits were $2,505, $2,153 and $1,876 for the years ended December 31, 2010, 2011 and 2012, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

26.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries and VIE in the PRC (mainland) are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries and VIE in the PRC (mainland) are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries and VIE in the PRC (mainland). The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The appropriations to these reserves by the Group’s subsidiaries and VIE in the PRC (mainland) were $16,679, $22,631 and $23,137 for the years ended December 31, 2010, 2011 and 2012, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s subsidiaries and VIE in the PRC (mainland) can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s subsidiaries and VIE in the PRC (mainland) are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Group’s subsidiaries and VIE in the PRC (mainland). The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s subsidiaries and VIE in the PRC (mainland) not available for distribution, were $120,370, $181,319 and $194,594 as of December 31, 2010, 2011 and 2012, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended December 31,
	2011	2012
ASSETS

Current assets:
Cash and cash equivalents	$102	$1
Amounts due from subsidiaries	106,927	107,098

Total current assets	107,029	107,099

Investment in subsidiaries	199,707	200,872

TOTAL ASSETS	$306,736	$307,971

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$1,553	$1,687

Total current liabilities	1,553	1,687

Equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, 794,003,193 and 794,003,193 as of December 31, 2011 and 2012, respectively	16	16
Additional paid-in capital	141,667	142,837
Accumulated other comprehensive income	43,597	46,822
Retained earnings	119,903	116,609

Total equity	305,183	306,284

TOTAL LIABILITIES AND EQUITY	$306,736	$307,971

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended December 31,
	2010	2011	2012

Net revenues	$—	$—	$—

Operating expenses:
General and administrative	(177)	(1,242)	(655)
Selling and marketing	—	(344)	(198)
Research and development	—	(615)	(355)

Total operating expenses	(177)	(2,201)	(1,208)

Other operating income	—	—	124

Loss from operations	(177)	(2,201)	(1,084)
Equity in earnings of subsidiaries	28,247	29,567	(2,060)
Change in fair value of the Put Option	(123)	(150)	(150)
Change in fair value of contingent acquisition consideration	(107)	(89)	—

Income before income taxes	27,840	27,127	(3,294)
Income taxes	—	—	—

Net income	$27,840	$27,127	$(3,294)

Other comprehensive income (loss), net of tax	—	—	—

Comprehensive income	$27,840	$27,127	$(3,294)

Share based compensation expenses:
General and administrative	1	1,213	617
Selling and marketing	—	344	198
Research and development	—	615	355

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Ordinary shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Number	Amount

Balance at January 1, 2010	650,156,045	$13	$113,657	$(199)	$23,863	$64,936	$202,270
Issue of ordinary shares for acquisition of Citylead	65,934,066	1	12,834	—	—	—	12,835
Cancellation of treasury stock	(918,000)	—	(199)	199	—	—	—
Conversion of the Convertible Notes	78,814,628	2	13,202	—	—	—	13,204
Foreign currency translation adjustments	—	—	—	—	7,235	—	7,235
Vesting of nonvested shares	16,454	—	—	—	—	—	—
Share-based compensation	—	—	1	—	—	—	1
Net income	—	—	—	—	—	27,840	27,840

Balance at December 31, 2010	794,003,193	16	139,495	—	31,098	92,776	263,385
Foreign currency translation adjustments	—	—	—	—	12,499	—	12,499
Share-based compensation	—	—	2,172	—	—	—	2,172
Net income	—	—	—	—	—	27,127	27,127

Balance at December 31, 2011	794,003,193	16	141,667	—	43,597	119,903	305,183
Foreign currency translation adjustments	—	—	—	—	3,225	—	3,225
Share-based compensation	—	—	1,170	—	—	—	1,170
Net loss	—	—	—	—	—	(3,294)	(3,294)

Balance at December 31, 2012	794,003,193	$16	$142,837	$—	$46,822	$116,609	$306,284

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss)	$27,840	$27,127	$(3,294)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	1	2,172	1,170
Change in fair value of the Put Option	123	150	150
Gain on investment in subsidiaries and VIE	(21,997)	(29,459)	2,060
Change in operating assets and liabilities:
Amounts due from subsidiaries	(6,190)	103	(321)
Prepaid expenses and other current assets	48	39	—
Accrued expenses and other current liabilities	99	(103)	134

Net cash used in operating activities	(76)	29	(101)

Investing activity
Cash consideration paid for business acquisition of Citylead	(500)	—	—

Net cash used in investing activity	(500)	—	—

Financing activity
Repurchase of ordinary shares from market	—	—	—

Net cash used in financing activity	—	—	—

Net (decrease) increase in cash and cash equivalents	(576)	29	(101)
Cash and cash equivalents at the beginning of the year	649	73	102

Cash and cash equivalents at the end of the year	$73	$102	$1

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

NOTES TO THE CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

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

Comprehensive income includes net income and foreign currency translation adjustments. Beginning in January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income in single continuous statement of comprehensive income. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income.

2.	INVESTMENTS IN SUBSIDIARIES

The Company and its subsidiaries and its variable interest entity are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and variable interest entity are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and variable interest entity is reported as earnings from subsidiaries and variable interest entity in the accompanying condensed financial information of parent company.

3.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands.