Form 20-F/A
period 2012-12-31
China Techfaith Wireless Communication Technology LTD
filed 2013-11-13
CIK 1316317

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”) hereby amends Items 15 and 19 of the 2012 Form 20-F. The 2012 Form 20-F was originally filed with the Securities and Exchange Commission on April 29, 2013 (the “Original Report”). This Amendment No. 1 is prepared for the sole purpose of correcting a typo in the Original Report by amending the description under “Disclosure Controls and Procedures” in the Original Report to clarify that our management has concluded that our disclosure controls and procedures were effective as of the end of the period ended December 31, 2012. We are also filing with this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

This Amendment No. 1 is not intended to update other information disclosed in the Original Report. This Amendment No. 1 does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above.

PART II

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Our management has concluded that our disclosure controls and procedures as of the end of the period ended December 31, 2012 were effective.

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

PART III

ITEM 19. Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.3	Note Subscription and Rights Agreement, dated as of April 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.4	Transfer and Assumption Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.5	Share Swap Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.6	Investor Rights Agreement dated June 9, 2009 among the Registrant, Leo Technology Limited, now renamed 798 Entertainment Limited, affiliates of IDGVC Partners, Infiniti Capital Limited and other parties thereto (incorporated by reference to Exhibit 2.6 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 19, 2010).

4.1	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.4	CDMA Modem Card License Agreement dated March 9, 2004 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

Exhibit Number	Document

4.5	Joint Venture Agreement dated September 26, 2003 between the Registrant and NEC (incorporated by reference to Exhibit 99.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.6	Lease Agreement dated July 31, 2004 between the Registrant and Beijing Sino-Electronics Future Telecommunication R&D, Ltd. (incorporated by reference to Exhibit 99.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.7	Agreement dated December 20, 2004 between the Registrant and a PRC subsidiary of NEC (translation) (incorporated by reference to Exhibit 99.7 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.8	Share Purchase Agreement dated January 1, 2010 between Active Century Holdings Limited, Citylead Limited, the Registrant, QIGI&BODEE Technology Limited, QIGI& BODEE Technology (Beijing) Co., Ltd. and certain persons listed therein (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.9	Share Purchase Agreement dated January 4, 2010 between Active Century Holdings Limited, Citylead Limited, the Registrant, QIGI&BODEE Technology Limited, QIGI& BODEE Technology (Beijing) Co., Ltd. and certain persons listed therein (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.10	Shareholders’ Agreement dated April 22, 2011 between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd. (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.11	Agreement dated May 10, 2011 between Techfaith BVI and the Administration Committee of Shenyang Puhe New Town (“PuHe”) (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.12*	Translation of Equity Pledge Agreement between dated February 5 , 2010 between Tecface International Technology Limited, QIGI&BODEE Technology (Beijing) Co., Ltd, Enhai Xu and Deling Han.

4.13*	Translation of Exclusive Option Agreement dated February 5 , 2010 between Tecface International Technology Limited, QIGI&BODEE Technology (Beijing) Co., Ltd, Enhai Xu and Deling Han.

4.14*	Translation of Power of Attorney dated February 5 , 2010 by Enhai Xu and Deling Han.

4.15*	Translation of the Exclusive Business Cooperation Agreement dated February 5 , 2010 between Tecface International Technology Limited and QIGI&BODEE Technology (Beijing) Co., Ltd.

4.16*	Translation of the Supplemental Agreements dated June 17, 2011 and July 4th, 2011, respectively, between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd., to Shareholders’ Agreement dated April 22, 2011 between the same parties.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 25, 2009).

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Document

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1***	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2***	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of Beijing Tian Yuan Law Firm.

101INS****	XBRL Instance Document

101SCH****	XBRL Taxonomy Extension Schema Document

101CAL****	XBRL Taxonomy Extension Calculation Linkbase Document

101LAB****	XBRL Taxonomy Extension Labels Linkbase Document

101PRE****	XBRL Taxonomy Extension Presentation Linkbase Document

101DEF****	XBRL Taxonomy Extension Definition Linkbase Document
*	Previously filed with the 2012 Form 20-F filed on April 29, 2013.
**	File herewith.
***	Furnished herewith.

**** XBRL (eXtensible Business Reporting Language) information has been previously furnished with the 2012 Form 20-F filed on April 29, 2013 and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Form 20-F on its behalf.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

By:	/s/ Defu Dong
Name: Defu Dong Title: Chief Executive Officer

Date: November 13, 2013