Form 20-F
period 2013-12-31
China Techfaith Wireless Communication Technology LTD
filed 2014-04-29
CIK 1316317

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

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

Tower C, No. 5 Rong Chang East Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Jay Ji

Director of Investor Relations

China Techfaith Wireless Communication Technology Limited

Tower C, No. 5 Rong Chang East Street

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

INTRODUCTION

In this annual report, unless otherwise indicated,

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“RMB” refers to Renminbi, the legal currency of China, and “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our ordinary shares and “ADSs” refers to our American depositary shares, each of which represents 15 ordinary shares;

•	“we,” “us,” “our company,” “our” and “Techfaith” refer to China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entity;

•	“17FOXSY” refers to 17fox Technology (Shenyang) Co. Limited (formerly known as Tecface International Mobile (Shenyang) Co. Limited), our 83.3% owned subsidiary in China;

•	“Citylead” refers to Citylead Limited, our 100% owned subsidiary in the British Virgin Islands (“BVI”);

•	“Fair Nice” refers to Fair Nice Technology Limited, our wholly owned subsidiary in the BVI;

•	“Glomate” refers to Glomate Mobile (Beijing) Co., Limited, our 51% owned subsidiary in China;

•	“One Net” refers to One Net Entertainment Limited (formerly known as Techfaith Interactive Technology (Beijing) Limited;

•	“QIGI Technology” refers to QIGI&BODEE Technology (Beijing) Co., Limited, our variable interest entity in China;

•	“Tecface Communication Equipment Beijing” refers to Tecface Communication & Equipment (Beijing) Limited, our 60% owned subsidiary in China;

•	“Tecface International Technology” refers to Tecface International Technology Limited (formerly known as QIGI&BODEE International Technology (Beijing) Limited), our wholly owned subsidiary in China;

•	“Tecface Technology” refers to Tecface Communication Technology (Beijing) Limited (formerly known as STEP Technologies (Beijing) Co., Ltd), our wholly owned subsidiary in China;

•	“Techfaith China” refers to Techfaith Wireless Communication Technology (Beijing) Limited, our wholly owned subsidiary in China;

•	“Techfaith Hangzhou” refers to Techfaith Wireless Communication Technology (Hangzhou) Limited, our wholly owned subsidiary in China;

•	“Techfaith Intelligent Handset Beijing” refers to Techfaith Intelligent Handset Technology (Beijing) Limited, our wholly owned subsidiary in China;

•	“Techfaith Interactive” refers to Beijing Techfaith Interactive Internet Technology Limited, our variable interest entity in China which had been consolidated in our financial statements until October 2012, when Techfaith Interactive filed for liquidation;

•	“Techfaith Shanghai” refers to Techfaith Wireless Communication Technology (Shanghai) Limited, our wholly owned subsidiary in China; and

•	“TechSoft” refers to Techfaith Software (China) Limited, a wholly owned subsidiary located in China, of Techfaith Software (China) Holding Limited, our 70% owned joint venture incorporated in the Cayman Islands with QUALCOMM Incorporated.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands, except number of shares and per share data)
Consolidated Statement of Comprehensive Income (Loss) Data
Net revenues	$211,076	$271,877	$323,800	$137,663	$119,507
Gross profit	38,211	67,092	85,236	31,296	16,837
Operating expenses	(24,881)	(32,323)	(50,191)	(31,098)	(22,009)
Government subsidy income	481	159	224	232	357
Other operating income	—	1,109	2,824	1,124	2,121
Income (loss) from operations	13,811	36,037	38,093	1,554	(2,694)
Net income (loss)	2,386	28,658	29,810	(1,845)	(2,971)
Less: Net (loss) income attributable to noncontrolling interest	(2,028)	818	2,683	1,449	(501)
Net income (loss) attributable to Techfaith	$4,414	$27,840	$27,127	$(3,294)	$(2,470)
Earnings per share:
Net income (loss) per share attributable to Techfaith
— Basic	$0.01	$0.04	$0.03	$(0.00)	$(0.00)
— Diluted	$0.01	$0.03	$0.03	$(0.00)	$(0.00)
Shares used in per share computation
— Basic	650,057,866	732,784,822	794,003,193	794,003,193	794,003,193
— Diluted	720,889,120	795,843,605	794,003,193	794,003,193	794,003,193

	As of December 31,
	2009	2010	2011	2012	2013
	(In thousands, except number of shares data)
Consolidated Balance Sheet Data
Cash and cash equivalents	$130,544	$198,536	$250,637	$257,950	$265,649
Accounts receivable	28,992	19,241	6,715	8,666	17,100
Inventories	22,937	17,745	7,984	7,490	13,576
Total assets	250,667	303,953	367,409	386,346	414,628
Total current liabilities	28,700	33,976	41,028	54,367	66,362
Total non-current liabilities	18,029	430	396	290	290
Noncontrolling interest	1,668	6,162	20,802	25,405	33,897
Total liabilities and equity	$250,667	$303,953	$367,409	$386,346	$414,628
Number of treasury stock	918,000	—	—	—	—
Number of ordinary shares issued	650,156,045	794,003,193	794,003,193	794,003,193	794,003,193

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

The mobile communications industry in which we operate is characterized by rapid changes and innovations, which makes evaluating our business and prospects difficult. If we cannot successfully respond by changing our business mix, business model and products and services we sell, our business and financial results will be materially and adversely affected.

Our business model and business mix have gradually evolved since we commenced operations in July 2002 and they may continue to change. We completed our first mobile handset design project in September 2003 to capture the increasing demand for mobile design services arising from the increasing complexity of mobile handsets and the inability of mobile phone chipset providers to provide integrated handset technology. In 2006, because of the launch of highly integrated chipsets by MediaTek, we started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers for sales to mobile handset brand owners and electronic products wholesale distributors in 2006, which represents our original designed product (“ODP”) business. With the acquisition of the Citylead in 2010, we began to design our QIGI branded mobile phones and Tecface branded mobile phones, leveraging the design capabilities and EMS suppliers from our ODP business. To diversify our streams of revenues, we started to develop our game business in 2008. The amount and percentage of revenues we derived from each of businesses have fluctuated over the past years. We incurred a net loss attributable to our company of US$3.3 million and US$2.5 million in 2012 and 2013, respectively, as compared to a net income of US$27.1 million in 2011. As we compete in a fast pace industry, we have to change our business strategies and continually keep up with industry trends and changes, including hardware and software innovations.

As a result of the foregoing, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and prospects in the future. We may not have sufficient experience to address the risks frequently encountered by early stage companies, including our potential inability to:

•	change our business model or product mix in time, or at all, to keep up with new industry standards, capture market trends and generate stable and growing revenues;

•	achieve and maintain our profitability and margins;

•	acquire and retain customers;

•	attract, train and retain qualified personnel; and

•	maintain adequate control over our costs and expenses.

If we are unsuccessful in addressing any of the above risks, our business may be materially and adversely affected.

If we cannot foresee and keep up with industry standards and design or offer new mobile handset models for sale in a timely and cost-efficient manner to meet customer demand, we may not be able to attract and retain our customers, and our business and results of operations will be materially and adversely affected.

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

We might not be able to innovate, develop and launch our mobile products and location-based services or other services in time, or at all. In addition, we may fail to timely ramp up our new product deliveries due to a variety of factors, including failure to anticipate consumer trends and needs, insufficient or ineffective internal and external execution of our research and product development process, and inability to timely secure sufficient quantities of necessary components or software from suppliers or third parties. We cannot assure you that there will be sufficient customer demand for our current and newly developed phones in the future. Further, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality and time to completion. Our failure to meet customer demand and expectations could hurt our reputation and affect our business and cost us existing customers and negatively affect our results of operations.

In 2011 and 2012, we experienced a delay in our adoption of the Android-based smart phone operating system and shifting our smart phone focus from Microsoft Windows-based to Android-based. This delay led to the reduction of orders from our customers and adversely affected our revenues, and may have hurt our customer relationship and reputation. In 2013, we faced tough competition, which caused decline in our revenue. See “Item 5 Operating and Financial Review and Prospects” of this annual report. There is no assurance that we can regain our ability in generating revenues back to previous levels.

We provide certain primary types of products to our customers, including feature phones, smart phones, wireless modules and data cards, other components such as printed circuit board assemblies as well as wireless software and applications. The market demand for each of our product types is subject to constantly changing customer demand and end user preferences. For example, the addressable market for feature phones may further reduce in size if the higher-end price points become dominated by more affordable smart phones, such as Android-based smart phones. In some regions, especially in Europe and China, overall market demand for feature phones may decline further, which may materially and adversely affect our business.

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

Our game business is relatively new and faces rapidly evolving industry landscape and concepts. As a result, its performance is subject to a high degree of uncertainty. The game business is intensively competitive and driven in large part by the ability to deliver popular “hit” products. If we fail to deliver popular “hit” products to the market or if customers prefer our competitor’s products or services over those we provide, our operating results will suffer. Our operating results with respect to games will continue to depend on numerous factors beyond our control, including the growth in mobile handset use, personal computer use, internet use, broadband users, mobile and online games penetration in China and other markets and the rate of any such growth, general economic conditions affecting consumer disposable income, the availability and rising popularity of other forms of entertainment, and changes in consumer demographics and public tastes and preferences.

Our ability to plan for product development, distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. There is no assurance that we would able to track and respond to these changes in consumer preferences in a timely and effective manner.

We have incurred and will continue to incur significant capital expenditure in connection with the construction of buildings and facilities, which may not prove to be a valuable investment and may have a material adverse effect on our results of operations, financial condition and growth prospects.

As part of our business expansion strategy, we commenced the construction of buildings and facilities in major cities in China with the primary purpose of developing our own smart phone manufacturing capacity and strengthening our research and development capabilities in handset design and gaming development. We finished the construction of our first two buildings in Hangzhou in 2010, and the third building in 2013. Currently, we are waiting to receive premises permits necessary for occupation of the three completed buildings in Hangzhou. We also commenced similar construction projects in Beijing and Shenyang in 2012 and 2013. In 2011, 2012 and 2013, in connection with our construction projects, we incurred a total capital expenditure of US$20.4 million, US$15.1 million and US$10.5 million, respectively. We expect to incur an additional total capital expenditure of US$190.3 million from 2014 to 2016. We also own an office building in Beijing, which we rented out in 2011, 2012 and 2013, generating other operating income amounting to US$0.7 million, US$1.0 million and US$1.1 million, respectively. See “Item 4—Information on the Company—D. Plant, Machinery and Equipment” for details of our construction projects. While we currently expect to use our completed facilities as originally intended, we may lease unused portions of our properties to third parties to generate additional revenues.

Our construction in progress projects present significant development risks. The construction projects are time-consuming and complex, and require significant capital investment and divert our management’s attention and efforts from our existing core businesses. Our ability to develop and construct the necessary buildings and facilities may be impaired by various factors, such as the inability to obtain equity or debt financing on satisfactory terms or at all, delays in obtaining various necessary regulatory approvals, licenses or permits, and shortages or increases in the cost of equipment, materials or labor. We also lack experienced employees in the development and management of such projects and the completed properties. Any of those factors may cause delays in completion of our construction projects and may increase the cost of contemplated projects. If we are unable to complete the projects as planned, the costs and capital investments incurred in connection with such projects may not be recoverable. Even if we complete these projects, as a result of project delays, cost overruns, changes in market circumstances or other reasons, we may not be able to achieve the intended economic benefits or demonstrate the commercial viability of these projects, which may materially and adversely affect our results of operations, financial condition and growth prospects.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. We also derive an increasing percentage of revenues from our various customers in overseas markets, including European Union and Russia, which in total constituted 2.3%, 6.6% and 9.3% of our total revenues in 2011, 2012 and 2013, respectively. Our financial results have been, and are expected to continue to be, affected by economic conditions in the global markets and in China as well as by changes in the relevant industries in China, such as economic growth rate, labor costs, international trade disputes and territorial disputes. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained, what effects it may have, and whether the Chinese economy will resume its previous high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have been concerns over unrest in the Syria and South Sudan, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Ukraine and Russia. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan.

Economic conditions in China are sensitive to global economic conditions. Any persistent slow-down in the global or Chinese economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns for our products and services. If consumer demand for the products and services we offer decreases, our revenues may decline. Furthermore, the financial turmoil affecting the financial markets and banking system starting from 2008 may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.

If our customers fail to achieve success in their business, our business and results of operations may be materially and adversely affected.

If any of our major customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our ODP business and brand name phone sales. Accordingly, our success depends on our customers’ success in their business. Our largest customer in 2011, 2012 and 2013 contributed approximately 14.9%, 8.9% and 10.6% of our net revenues, respectively, and our largest three customers in 2011, 2012 and 2013 contributed approximately 37.6%, 20.0% and 23.2% of our net revenues, respectively. We are not certain whether our customers will be able to achieve success in their business or how long they will remain competitive in their business even if they are initially successful. If any of our customers experiences financial difficulty or is otherwise unable to achieve success in its own business, our business and results of operations may be materially and adversely affected.

We are exposed to inventory risks and the credit risk in relation to our customers.

As our product sales constitute the majority of our revenues, we are correspondingly exposed to inventory risks. Although we arrange with our EMS providers for product manufacturing according to the sales orders we receive, we nevertheless need to order some raw material and components in advance of assigning them to the EMS providers and to build inventory in advance of customers’ orders to balance the longer lead time for components and shorter delivery time requested by our customers. Because demand for our products is affected by a number of factors, including competition and general economic conditions, there is a risk that we may forecast customer demand incorrectly and order from third parties in excess or insufficient inventories of particular products.

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

We are dependent on our suppliers and EMS providers for timely manufacturing and delivery of our products that meet quality and standards set by us or our customers.

We rely on our suppliers for procuring the raw materials and components required for the manufacturing of the mobile handsets that we sell to our customers. As we do not have our own manufacturing facilities, we rely on EMS providers for the assembling and manufacturing of these products. If these suppliers or EMS providers fail to deliver their goods or services to us in a timely manner and fail to meet our quality standard, our ability to deliver the finished products to our customers on a timely basis will be affected. If we fail to maintain our relationships with existing suppliers or EMS providers or fail to find new suppliers or EMS providers on competitive terms, any failure to obtain sufficient manufacturing capacity could significantly delay our ability to ship our products and damage our customer relationships, resulting in a material and adverse impact on our business operations and financial results.

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

The mobile handset market in China is intensely competitive and highly fragmented. We face current and potential competition from established suppliers of wireless communications solutions to mobile device manufacturers. These competitors include original design manufacturers such as Sim Technology Group Limited, BYD Electronic Limited, Longcheer Holdings Limited and other smaller mobile phones original design manufacturers. We are also facing greater competition from the existing popular branded mobile phone companies, such as Apple, Samsung, ZTE, Huawei, Xiaomi and others. Compared with these competitors, our own branded mobile phones may lack market awareness, cost advantages, and good distribution channels. This may in turn result in lower demand levels and fewer shipments for our branded mobile phones in the future.

Our business model and profitability relies to a significant extent on outsourcing the manufacturing process to EMS providers, hence lowering the operating costs and reducing capital investments and other fixed costs. Our competitors that apply the same business model do not own the necessary manufacturing facilities, similar to our company. Such a business model results in low barriers of entry, and accordingly may lead to an increasing number of new players into this market.

QUALCOMM Incorporated, or QUALCOMM, has also lowered the entry barrier for many smaller handset companies through the introduction of chipsets for the production of 3.5G mobile phones. In addition, Google Android mobile operating system is widely adopted with less differentiation among different operating systems, greatly increasing the level of competition in this area. MediaTek has also launched chipsets which greatly increased the level of competition for the Android smart phones market. These chipsets further lowered the entry barrier for companies that are interested in developing smart phones based on the Android operating system and eventually increased the level of competition within the mobile phone industry.

The introduction of Google Android represents both opportunities and threats for us. We have shifted our focus from Windows Mobile operating system to Google Android platform. The Android operating system is being commonly adopted by most of our competitors and with less differentiation within each of their operating systems, presenting bigger challenges and tougher competition for us in this area. More co-operation with third parties software providers are also required to make our products compatible with Android operating system, which may in turn increase our research and development expenditure in this area. The availability and success of Google’s Android platform has made entry and expansion in the smart phone market easier for a number of hardware manufacturers which have chosen to join Android’s ecosystem, especially at the mid- to low- range of the smart phone market. This has increased our competition and is likely to reduce our gross margin in the mid-range smart phones.

If we fail to compete effectively in the mobile handset market in China and globally, we may be unable to maintain or increase our revenues and market share.

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

Our business depends substantially on the use of certain intellectual property rights. For example, we are dependent on QUALCOMM for CDMA- and MediaTek for WCDMA-related technology we use in designing, manufacturing and selling CDMA- and WCDMA-based mobile handsets. Suspension or termination of our CDMA and WCDMA license agreement by QUALCOMM or MediaTek could adversely affect our business and prospects, because we may not be able to obtain alternative licenses in a timely manner to meet our customers’ demands.

We rely on a combination of patents, trademarks, trade secret laws and copyrights, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and the steps we have taken to protect our intellectual property may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us, which could harm our business and competitive position. In 2012, we filed suit against Samsung Telecommunications (Tianjin) Ltd. for patent infringement in China in relation to Samsung’s GT-B7732 model mobile phone. We intend to continue to litigate the lawsuit but the process is very time consuming. We intend to pursue all possible remedies in this dispute in defense of our intellectual property rights. This litigation and any other future instances of patent infringement might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

We may face intellectual property infringement and other claims that could be time-consuming and costly to defend and result in our loss of significant rights.

Other parties may assert intellectual property infringement and other claims against us. For example, there is no assurance that online games, software applications or other content posted on our websites do not or will not be deemed to infringe upon patents, valid copyrights or other intellectual property rights held by third parties. Litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to pay substantial damages to the party claiming infringement, develop alternate non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Parties asserting infringement claims may be able to obtain an injunction, which could prevent us from providing our services or using technology that contains the allegedly infringing intellectual property. While currently we do not have any on-going infringement claims against us, we had in the past been, and may in the future be, subject to claims by other parties alleging infringements of their intellectual property rights by our products. To resolve such claims, we may be required to pay licensing fees to third parties, which could adversely affect our financial condition. Any such claims against us could have a material adverse effect on our business, operating results or financial condition.

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

Several executives of our company, including Mr. Defu Dong, have been involved in litigation, arbitration and administrative proceedings in the past. Although we are not aware of any pending claims against our executives as of the date of this annual report, any future litigation or administrative proceedings involving any of our key executives may result in diversion of management attention away from our business, or damage to our reputation. In addition, if any of our executives joins a competitor or forms a competing company, we may lose our customers. If any disputes arise between our executive officers and us, we cannot assure you the extent to which our rights could be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with technological expertise in major areas of mobile handset design, development and production that integrate many different functions and features in common or differentiated hardware and software architectures. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly-skilled employees that we will need to achieve our strategic objectives. Our ability to train and integrate new employees into our operations may not meet the changing demands of our business. If we are unable to attract, train, and retain qualified personnel, our business may be materially and adversely affected.

We may incur losses due to business interruptions resulting from the occurrence of adverse public events such as outbreak of epidemics, acts of terrorism, fires and natural catastrophes such as earthquakes.

Any prolonged occurrence of an epidemic, including influenza A, such as H7N9, avian flu, severe acute respiratory syndrome (SARS) or other adverse public health developments in China may lead to, among other events, quarantines or closures of our offices which could severely disrupt our operations or the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

In addition, acts of terrorism, fires or natural disasters such as earthquakes that affect where our principal offices are located or other locations where we have substantial business operations, may lead to significant loss of revenue by disrupting our business operations and may also materially and adversely affect our business. For example, the 9.0 magnitude earthquake that took place in Japan in March 2011 disrupted the supply of various components, which affected our production schedule for several products. The unstable situation and ongoing conflict in the Middle East, Turkey and Thailand has also affected our business in several ways, such as the reduction of orders from customers and the increase of shipment costs to and from these regions. Also, territorial disputes between China and Japan may also affect our business by reducing orders from Japan and in other ways.

Failure to maintain effective internal controls and other factors could have a material and adverse effect on the trading price of our ADSs.

Certain factors, including a failure to maintain effective internal control or any restatement of our financial statements, could cause the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in each of their annual reports. This requirement applies to this annual report on Form 20-F. In addition, as a non-accelerated filer, we have chosen to voluntarily comply with the provisions of Section 404(b) of the Sarbanes-Oxley Act that require independent auditor attestation. Our independent registered public accounting firm has attested to and reported on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. See “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to maintain effective internal control in the future, and if we fail to maintain effective internal control in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited insurance coverage and may incur losses resulting from product liability, product recalls or business interruptions.

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

As we continue to sell completed feature phones and smart phones to our customers, we are exposed to potential product liability claims in the event that the use of our products causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether successful or not, are costly and time-consuming to defend. Also, although we have not been found to produce defective products in the past, in the event that our products prove to be defective, we may be required to recall or redesign such products, which could result in substantial costs, diversion of management attention and resources and damage to our reputation. However, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries. We currently do not have any product liability insurance. A product liability claim, with or without merit, could result in significant adverse publicity against us and could negatively impact the marketability of our products and our reputation, which in turn could materially and adversely affect our business, financial condition and results of operations.

In addition, we do not have any business interruption insurance coverage for our operations. Any business disruption or natural disaster could result in substantial costs and diversion of resources and materially and adversely affect our business.

We are subject to potential customers’ claims for refund and liquidated damages.

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

We entered into contractual arrangements with QIGI Technology, our variable interest entity in the PRC, under which QIGI Technology operates the business in relation to QIGI branded mobile phones in China. These contractual arrangements enable us to (1) have the power to direct the activities that most significantly affect the economic performance of QIGI Technology, (2) receive substantially all of the economic benefits from QIGI Technology for the services provided by our wholly owned subsidiary in China, and (3) have an exclusive option to purchase all or part of the equity interests in QIGI Technology, or request any existing shareholders of QIGI Technology to transfer all or part of the equity interest in QIGI Technology to another party designated by us at any time at our discretion. We previously also had similar contractual arrangements with Techfaith Interactive, but Techfaith Interactive was deconsolidated in October 2012 when it started to undergo liquidation proceedings. For details of contractual arrangements with our variable interest entity, see “Item 4. Information on the Company — A. History and Development of the Company” and Note 1 to our consolidated financial statements included in this annual report on Form 20-F.

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

We operate our business in relation to QIGI branded mobile phones through QIGI Technology in China. QIGI Technology is owned by two PRC individuals, who are also shareholders of us. We have no equity interest in QIGI Technology and must rely on contractual arrangements to control and operate the relevant businesses. These contractual arrangements may not be as effective in providing control over QIGI Technology as direct ownership. For example, QIGI Technology and the individual shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If QIGI Technology or its individual shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. Although QIGI Technology contributed an insignificant amount to our total revenues in 2011, and did not contribute to our revenues in 2012 and 2013, if we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of QIGI Technology, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of QIGI Technology into our consolidated financial statements in accordance with U.S. GAAP, which could adversely affect our results of operations and damage our reputation.

Our ability to enforce the equity pledge agreement between us and our variable interest entity’s shareholders may be subject to limitations based on PRC laws and regulations.

The shareholders of QIGI Technology, our variable interest entity in China, have pledged all of their equity interests in QIGI Technology to Tecface International Technology, our wholly-owned subsidiary in China. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. We are currently in the process of registering the pledge of equity interests in QIGI Technology with the relevant local branch of SAIC. We believe that the equity pledge agreement among QIGI Technology, shareholders of QIGI Technology and Tecface International Technology became effective and valid on the date when the agreement was duly executed, and we believe lack of registration does not limit the ability of Tecface International Technology to enforce its contractual rights against the shareholders of QIGI Technology under the equity pledge agreement, such as the rights to ask the shareholders to register the equity pledge and to demand that they sell the equity interests being pledged in the event of a default under the agreements secured by the equity pledge. For the same reason, we believe the lack of registration does not limit Tecface International Technology to exercise control over QIGI Technology. However, according to the PRC Property Rights Law, in order to create a valid equity pledge, registration of such pledge with the relevant local branch of SAIC is a pre-condition. QIGI Technology has not completed the registration of the pledges so far, and the pledges, as property rights, have not become effective under the PRC Property Rights Law. As a result, Tecface International Technology may not be able to successfully enforce the pledges against any third parties that have acquired property right interests in good faith in the equity interests in QIGI Technology. As a result, if QIGI Technology breaches its obligations described above, and there are third parties who have acquired equity interests in good faith, we would need to resort to legal proceedings to enforce the contractual rights of Tecface International Technology under the equity pledge agreements, or the underlying agreements secured by the pledges.

Furthermore, according to the PRC Property Law and PRC laws governing guarantees, a pledgee and pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the relevant obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If QIGI Technology or its shareholders fail to perform their obligations secured by the pledges under the equity pledge agreement, one remedy in the event of default under the agreement is to require the pledgor to sell the equity interests of QIGI Technology in an auction or sell-off and remit the proceeds to Tecface International Technology Limited, net of related taxes and expenses. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Tecface International Technology Limited, a party to the option agreement with QIGI Technology’s shareholders, to designate another PRC person or entity to replace the existing shareholders of QIGI Technology pursuant to the direct transfer option we have under the option agreement. However, such an auction or sell-off, if it takes place, may result in our not receiving the full value of the equity interests in QIGI Technology.

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

Given that Techfaith Interactive has been deconsolidated due to its liquidation in October 2012, we have removed Techfaith Interactive from our consolidated financial statements. Thus, QIGI Technology, which is owned by two PRC nationals, is our sole operating variable interest entity as of the date of this annual report. The interests of these individual shareholders may differ from the interests of our company as a whole. We cannot assure you that when conflicts of interest arise, these individual shareholders will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, these individual shareholders of QIGI Technology may breach or cause QIGI Technology to breach or refuse to renew the existing contractual arrangements that allow us to exercise effective control over it and to receive economic benefits from it. Currently, we do not have existing arrangements to address potential conflicts of interest of these individual shareholders, except that we could, at all times, exercise our option under the option agreement with individuals shareholders of QIGI Technology to cause them to transfer all of their equity ownership in QIGI Technology to a PRC entity or individual designated by us, and this new shareholder of QIGI Technology could then appoint a new director of QIGI Technology to replace the existing directors. In addition, if such conflicts of interest arise, our wholly owned PRC subsidiary could also, in the capacity of individual shareholders’ attorney-in-fact as provided under existing powers of attorney, directly appoint a new director of QIGI Technology to replace the existing directors. We rely on these individual shareholders to comply with the laws of China, which (1) protect contracts, including the contractual arrangements QIGI Technology and its shareholders have entered into with us, and (2) which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. If we cannot resolve any conflicts of interest or disputes between us and these individual shareholders of QIGI Technology, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related To Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

Our business operations are primarily conducted in China and we believe that a significant portion of the mobile handsets we design are sold to end users in China. Accordingly, our results of operations, financial condition and prospects may be influenced to a significant degree to the economic, political and legal developments of China, and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development through industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth in recent decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China and, since 2012, Chinese economic growth has slowed. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and adversely affect our business, financial condition and results of operations.

Our business benefits from certain tax incentives, and changes to these tax incentives could adversely affect our operating results.

Our income tax is primarily governed by the Enterprise Income Tax Law, or the EIT Law, which was adopted by the National People’s Congress of China on March 16, 2007 and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Under the EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“HNTE”) is entitled to a tax rate of 15%. A HNTE status obtained under the EIT Law is valid for three years, after which qualifying entities can apply to renew their HNTE status for an additional three years, provided their business operations continue to qualify for the HNTE status. Both Techfaith China and Techfaith Intelligent Handset Beijing most recently renewed their HNTE status under the EIT Law in 2011, which will expire in September 2014. Techfaith Shanghai, a qualified manufacturing foreign investment enterprise located in Shanghai Pudong according to the old enterprise income tax law prior to January 1, 2008, most recently renewed its HNTE status in 2011 under the EIT Law, which will expire in October 2014. One Net most recently renewed its HNTE status in Decemeber 2013 under the EIT Law, which will expire in December 2016. We plan to apply for renewal of HNTE status for each of our qualifying entities before the respective expiry dates. We believe it is highly likely that our qualifying entities will continue to obtain the renewal in the future. Accordingly, Techfaith China, Techfaith Intelligent Handset Beijing, Techfaith Shanghai and One Net have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future.

Some of our PRC subsidiaries, including TechSoft, also enjoyed various income tax exemptions because they were qualified as “foreign investment enterprises” before January 1, 2008. Based on the transition rules of the EIT Law, those PRC subsidiaries continue to enjoy preferential tax rates from 2008 through 2012 due to the preferential tax qualification obtained prior to January 1, 2008. Those subsidiaries in China have ceased to receive such preferential tax treatment at the close of our fiscal year 2012.

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

Under the EIT Law and relevant implementing rules, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementing rules of the EIT Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. The guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident is set forth in a notice and a bulletin issued by the PRC State Administration of Taxation, or SAT, in 2009 and 2011, respectively. The notice and the bulletin apply to a Chinese-controlled offshore incorporated enterprise, which is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. See “Item 4 Information on the Company — B. Business Overview — Regulation — Tax.” Based on our analysis of the current facts, we believe that our company and our overseas subsidiaries should not be treated as resident enterprises for PRC tax purposes. However, it continues to be unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2011, 2012 and 2013, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that our company or our overseas subsidiaries should be treated as a “resident enterprise” for PRC tax purposes after January 1, 2008, the effective date of the EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, but will exclude any dividend income we receive from our domestic subsidiaries, which are exempted taxable income under the EIT Law. If we and our overseas subsidiaries are treated as “resident enterprises” and are required to pay income tax for dividends paid to our offshore subsidiaries which are not treated as “resident enterprises,” it will materially and adversely affect our financial condition and results of operations.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, although there have been periods, most recently beginning in February 2014, when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

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

In May 2013, SAFE promulgated SAFE Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange. We generally follow the regulations and apply to obtain the approval of SAFE and other relevant PRC government authorities. However, we may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our affiliated PRC entities may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Because the majority of our business operations is in China, these regulations could result in the relevant PRC government authorities limiting or eliminating our ability to purchase and retain currencies other than the RMB in the future, which could limit or eliminate our ability to fund any business activities we may have outside China or to make dividend payments in U.S. dollars in the future.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from making additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. See “— Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.” Our capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, SAFE promulgated Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75, and SAFE has further issued a series of implementation guidance. These regulations require PRC residents to register with the local SAFE branch before directly establishing or indirectly controlling any offshore company for the purpose of overseas capital financing with assets of or equity interests in PRC companies held by them. PRC residents must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or providing guarantees. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity.

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

We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

In February 2012, SAFE promulgated the Notice relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or SAFE Notice 7, which replaced an earlier SAFE notice promulgated in 2007. Under SAFE Notice 7, PRC individuals and foreign citizens having resided in the PRC for one year or more who participate in a stock incentive plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE or its local branches and complete certain other procedures. We and our Chinese employees who have been granted nonvested shares or stock options pursuant to our 2005 share incentive plan are subject to this notice because we are an overseas listed company. If we or our Chinese employees fail to comply with the provisions of this notice, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by SAFE or other PRC government authorities.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The laws and regulations governing internet-related businesses in China are developing and subject to future changes. If we or any of our PRC operating subsidiaries or variable interest entity fail to obtain or maintain all applicable permits and approvals, our business and operations may be materially and adversely affected.

All internet-related businesses in China are highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry including foreign ownership of and licensing and permit requirements pertaining to companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. In addition, new laws and regulations may be adopted in the future to address new issues that arise from time to time, such as online advertising and other use of the internet in our operation. Also, different regulatory authorities may have different views regarding the licensing requirements for the operation of any internet related businesses. Our subsidiaries and variable interest entity are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including but not limited to the ICP license. Furthermore, our subsidiaries and variable interest entity may be required to obtain additional licenses. If any of them fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net sales, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated PRC entities will materially and adversely affect our business, financial condition and results of operations. While we believe that we are in material compliance with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found to be in violation of any current or future PRC laws and regulations in the future.

Additional government regulations resulting from negative publicity in China regarding internet-related aspects of our business or otherwise may have a material adverse effect on our business, financial condition and results of operations.

Labor laws in China evolve with time and implementation of new labor laws in China may adversely affect our business and results of operations.

China adopted a labor contract law, or the Labor Contract Law, which went into effect on January 1, 2008 and was amended in 2012. The Labor Contract Law imposes more stringent requirements on employers with regard to, among other things, minimum wages, and severance payments upon permitted termination of the employment by an employer and non-fixed term employment contracts, time limits for probation periods as well as the duration and the times that an employee can be placed on a fixed term employment contract. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract is deemed to have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the PRC government has continued to introduce various new labor-related regulations since the implementation of the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days be made available to nearly all employees and further require that each employer compensates an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

As of the date of this annual report, our management collectively beneficially owns approximately 33.1% of our outstanding shares. They and the other shareholders with registration rights may cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

On June 9, 2009, to finance the development of our game business, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million of common equity to the Hong Kong-based venture capital firm Infiniti Capital Limited and US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P., or the IDG Funds, which are entities affiliated with IDGVC Partners, a venture capital firm. The notes were convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. According to the relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the 8% senior secured convertible promissory notes into our ordinary shares, and the remaining 37.5% was converted into ordinary shares of 798 Entertainment Limited on September 8, 2010. As a result of the conversion, we issued 78,814,628 of our ordinary shares to IDG Funds. As of the date of this annual report, IDG Funds have met the terms and conditions for resale under Rule 144 of the Securities Act in relation to these shares, represented by 5,254,309 ADSs, and may offer and sell such ADSs from time to time on the open market. Sales of the above-mentioned registered shares and other shares in the public market could cause the price of our ADSs to decline.

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

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our stock price may also adversely affect our ability to retain key employees, some of whom have been granted options or other equity incentives.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law, as amended from time to time, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would public shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, we may not be able to protect your interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly owned subsidiaries and variable interest entity in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As of the date of this annual report, our directors and executive officers as a group beneficially own 33.2% ordinary shares of our company, of which Mr. Defu Dong, our Chairman and Chief Executive Officer, beneficially owns almost all of such ordinary shares and has the power to vote on behalf of the record holders of these shares over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the price of our ADSs and ordinary shares and the composition of our assets (in particular the retention of a large amount of cash), we believe that it is very likely that we were classified as a “passive foreign investment company,” (or a “PFIC”), for United States federal income tax purposes for our taxable year ended December 31, 2013, and we will very likely be a PFIC for our current taxable year ending December 31, 2014 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the average quarterly value of its assets (as generally determined on that basis of fair market value) during such year produce or are held for the production of passive income.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information — E. Taxation — United States Federal Income Taxation) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become classified as a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder who acquires our ADSs during the current taxable year ending 2014 or subsequent taxable years, should, to the extent an election is available, consider making a “mark-to-market” election in the first taxable year of such holder’s holding period to avoid owning PFIC-Tainted Shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4. Information on the Company

A. History and Development of the Company

We commenced operations in July 2002 through Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, a limited liability company established in China. We incorporated China Techfaith Wireless Communication Technology Limited on June 25, 2004 under the Companies Law, as amended from time to time, of the Cayman Islands. As part of a restructuring in anticipation of our initial public offering, China Techfaith Wireless Communication Technology Limited became our ultimate holding company in November 2004. In May 2005, we completed the initial public offering of ADSs representing our ordinary shares and listed the ADSs on the the NASDAQ Global Market.

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

On February 10, 2010, we acquired Citylead and its subsidiaries, and as part of the same transaction obtained control over Citylead’s variable interest entity, QIGI Technology, a domestic brand mobile phone company. The consideration consisted of $500,000 in cash and 65,934,066 of our ordinary shares at a fair value of $0.19 per ordinary share paid as of the date of acquisition as well as certain receivables contingent upon QIGI Technology’s operating performance for 2010 and 2011. Through this acquisition, QIGI Technology became our variable interest entity, and we expanded our branding business to target enterprise users and operator-tailored customers. For details of our arrangement with QIGI Technology, also see Note 1 to our consolidated financial statements included in this annual report on Form 20-F.

In August 2010, we introduced a new product line of motion game, which generated an aggregate of US$42.8 million, US$29.6 million and US$7.6 million in revenues in 2011, 2012 and 2013, respectively.

In September 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and Beijing E-town International Investment and Development Co., Ltd., or BEIID, established a joint venture, Tecface Communication Equipment (Beijing) Ltd., which engages in developing a 10 million-unit capacity smart phone production line in Beijing. Techfaith Hangzhou and Techfaith Intelligent Handset Beijing respectively hold 49% and 11% of the equity interest of Tecface Communication Equipment Beijing, and BEIID holds the remaining 40% share equity of this entity.

In December 2011, we received approval from the Shenyang Government for the acquisition of approximately 11.5 acres in Shenyang City’s Shenbei New District. This new facility will include integrated research and development as well as sales and distribution capabilities. The land contract was valued at approximately RMB14.4 million (US$2.3 million) and the new facility is part of a broader collaborative effort between us and the Shenyang High and New Investment Co. Limited, or Shenyang Investment, and the subsidiary of PuHe New Town Administration Committee, or PuHe, to establish a major subsidiary, 17FOXSY. 17FOXSY is currently 16.7% owned by Shenyang Investment and 83.3% owned by our company. As part of this investment project, we expect to invest approximately RMB200 million (US$31.5 million). Shenyang Investment is expected to invest approximately RMB40 million (US$6.3 million) in the subsidiary development project and to provide up to RMB10 million (US$1.6 million) to our company as an investment incentive.

Our capital expenditures mainly relate to our construction of office buildings and plants. Our capital expenditures amounted to US$26.0 million, US$21.5 million and US$19.4 million in 2011, 2012 and 2013, respectively. Our capital expenditures for 2013 were mainly financed from our operating cash flow.

Our principal executive offices are located at Tower C, No. 5, Rong Chang East Street Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, the People’s Republic of China. Our telephone number at this address is +86 10 5822-8888. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our agent for service of process in the U.S. is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

We are a China-based mobile phone solution provider focused on the original design and development of specialized mobile handsets under our customer’s brands and our own brands for consumers and enterprises, and sales of finished products to our local and international customers. Our current market includes, among others, the rapidly growing smart phone market targeting 3G and 4G mobile phone network operators and end users. As part of our growth strategy, we have also started to operate a game business in 2008 and leased out self-owned real properties to generate additional revenues.

Our business comprises the following three areas: (1) ODP business; (2) brand name phone sales; and (3) game business. Revenues generated from ODP business accounted for approximately 65.7%, 42.0% and 66.7% of our total revenues in 2011, 2012 and 2013, respectively. Revenues generated from brand name phone sales accounted for approximately 20.9%, 36.5% and 26.9% of our total revenues in 2011, 2012 and 2013, respectively. Revenues generated from game business accounted for approximately 13.4%, 21.5% and 6.4% of our total revenues in 2011, 2012 and 2013, respectively.

Geographically, revenues generated from PRC domestic customers accounted for approximately 97.7%, 93.4% and 90.7% of our total revenues in 2011, 2012 and 2013, respectively. Revenues generated from overseas customers accounted for 2.3%, 6.6% and 9.3% of our total revenues in 2011, 2012 and 2013, respectively.

Our net revenue decreased by 13.2% from US$137.7 million in 2012 to US$119.5 million in 2013, primarily due to declines in revenues from our brand phone sale business and game business.

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

In 2006, we expanded our business from an independent design house to an ODP provider. As an ODP provider, we not only provide handset design services but also sell finished products by subcontracting EMS providers to assemble or manufacture mobile phone handsets to meet the demand of our customers. In 2010, we acquired QIGI brand so that we may design our QIGI branded mobile phones, leveraging the design capabilities and EMS suppliers from our ODP business. Our ODP products used to be our principal source of revenues until 2008 and 2009, when the percentage of our total net revenues was over 90%. As we started to generate revenues from our recently started brand name phone sales and game businesses, our ODP businesses contributed less revenues, making up 65.7%, 42.0% and 66.7% of our total revenues in 2011, 2012 and 2013, respectively.

In 2010, we launched motion gaming mobile devices and TV phones. In 2011 and 2012, we launched high standard, ruggedized Android-based smart phones. In 2012, we started to distribute the WCDMA/GSM 3.5G ruggedized IP67 Android smart phones to Hong Kong, South America and Latin America, and also received increased sales orders from our customers for our ruggedized Android-based smart phones. In 2013, we expanded our portfolio of ruggedized device models with higher capabilities such as larger screens, faster CPU, IP68 and more. These new models have successfully been launched both domestically and internationally for both consumers and enterprise segments.

Our net revenues from our ODP business increased by 37.9% from US$57.8 million in 2012 to US$79.7 million in 2013. The increase was primarily due to the launch of our ruggedized smart devices and tailor-made solutions for both consumers and enterprises both domestically and internationally, offsetting the negative impact on revenues due to our shift of focus from fashion-oriented Android-based smart phones to ruggedized Android-based smart devices.

Our brand name phone sales business

We place emphasis on the branding of our mobile handset products because branded products — especially products bearing well-known brands and images — offer a higher profit margin compared with other mobile handsets we sell. For instance, in the first quarter of 2010, we obtained control of QIGI Technology, which became our variable interest entity. QIGI Technology is a company based in China that focuses on the sales of QIGI brand smart phones. In 2011, we started to sell mobile phones under “Tecface” brand, our self-developed smart phone brand. In 2012, we began to sell mobile phones under “17FOX” brand. Starting from 2013, we started to sell mobile phones under our own “MOBIFOX” brand.

Our net revenues from our brand name phone sales business decreased by 36.0% from US$50.3 million in 2012 to US$32.2 million in 2013. The decline was mainly attributed to increased competition.

Our game business

In 2008, we began to develop our game business through One Net. We introduced the motion game device in the fourth quarter of 2010. We not only sell motion game controllers and accessories, but also design and manufacture mobile phones with motion game controller functions.

Our motion game controllers and mobile phones generated revenues of US$42.8 million, US$29.6 million and US$7.6 million for the years ended December 31, 2011, 2012 and 2013, respectively. The decrease in revenues from our game business in 2013 was primarily due to changing customer demands, and the strategic shift of our focus from hardware to software applications targeted at expanding user base.

Products and Services

ODP Products

When we started our operations in 2002, we focused primarily on providing mobile handset design services. In 2006, we expanded our business from an independent design house to an ODP provider, and have been involved in the mass production phase of the product cycle since then. We provide certain primary types of products to our customers: feature phones, smart phones, wireless modules and data cards, other components such as printed circuit board assemblies as well as wireless software and applications. We do not have our own production facilities, but outsource such production to EMS providers.

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

Given our historical operation as a handset design house, we have strong technological capabilities to design mobile handsets to support a broad range of wireless communications standards, baseband platforms and technologies. We provide the following three types of mobile handset design services to our customers:

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

Brand name phone sales

We started our brand name phone sales business in February 2010 with the QIGI brand. In 2011 we introduced the Tecface brand. In 2012, we began to sell mobile phones under our “17FOX” brand. In 2013, we promoted our new brand “MOBIFOX.” We emphasize the brands of our mobile handset products because self-owned branded products offer a higher profit margin compared with mobile handsets we sell for our ODP business.

Game

We not only sell motion game controllers and accessories, but also design and manufacture mobile phones with motion game controller functions. Gamers can use motion game controllers or mobile phones with motion game function to play motion games. The controller or mobile is able to support hundreds of motion games such as racing, shooting, tennis, and track and field. The motion game controller can be accessed through bluetooth connection or wifi on the end user’s computer or laptop. Revenue from sales of motion game controllers and mobile phones are recognized upon the delivery of goods and the transfer of ownership to customers. Usually we receive advance payments from customers and deliver goods within one week of receiving payment.

Customers

ODP Products

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

A small number of customers have historically accounted for a significant portion of our net revenue. In 2011, 2012 and 2013, our largest three customers collectively accounted for approximately 37.6%, 20.0% and 23.2% of our net revenues, respectively.

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

Brand name phone sales

We have established a network of provincial agents that distribute our ruggedized devices to all major cities in China. Alternatively, consumers can also purchase the devices through e-commerce platforms such as Taobao, Alibaba, or through our company website.

Game

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

Sales and Marketing

We sell and market our product sales and mobile handset design services through a sales force in China and direct marketing efforts. We maintain sales and marketing staff in Beijing and Shanghai, covering the major cosmopolitan regions in China where most of our customers are located. We also maintain sales and marketing staff to cover Southeast Asia, India, America, Africa, Middle East and Europe, as we provide middle- to high-end products to these markets. These staff members periodically travel to various trade shows to promote our products in those markets.

We engage in marketing activities to promote our services. We frequently market and promote our company and products through the internet, TV, magazines, and other multi-media. We attend conferences, exhibitions and trade fairs to promote our products and services, such as GITEX Technology Week Exposition in Dubai. In addition, we view our strategic relationships with leading technology companies and platform providers as part of our efforts to promote our company. We believe that some of the leading technology companies with which we have strategic relationships will be instrumental in helping us secure our targeted multinational customers by providing us opportunity referrals, since such referrals may also promote the use of their technology. We also introduced additional baseband platforms to our existing customers to attract new product sales and design contracts from them.

Technology

We build our product sales business upon the strong foundation of our technological expertise gained in the process of designing a wide range of mobile handset models by the effective and efficient deployment of our in-house research and development team.

We have extensive experience in designing 2.75G GSM/EDGE mobile handsets based on major baseband platforms. To expand our design capabilities, in 2007 we acquired the technologies necessary for the design and development of 3.5G and 3.75G mobile handsets based on EVDO/WCDMA/HSDPA/HSUPA standards. We further expanded our design capabilities by launching Android-based ruggedized dual mode dual card smart devices.

We rely on third-party licensors for key technologies and other technologies embedded in our mobile handset designs. These licenses are typically non-exclusive under royalty-accruing and/or paid-up contracts. Among licenses, we have obtained licenses for GSM-related intellectual property from Philips, Texas Instruments and Skyworks Solutions. We are the first independent mobile handset design house in China to have obtained licenses from QUALCOMM to use its CDMA/WCDMA/HSDPA/HSUPA technology and patent, and from MediaTek to use its HSDPA/HSUPA technology and patent to develop relevant handsets. We are currently dependent on QUALCOMM for CDMA- and MediaTek for WCDMA-related technology we use in designing, manufacturing and selling CDMA- and WCDMA-based mobile handsets.

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

We launched GPS/GSM-CDMA dual module/GSM-GSM dual card phones and WiFi smart phones based on the Windows Mobile 6 operating system handsets in 2007. We have developed handsets with technologies such as GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA and are capable of developing middleware MMI/UI software on 2.75G GSM/EDGE, 3G (EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G (HSDPA) communication technologies that fulfill the specifications of handset brand owners and carriers in the global market. During 2009, we also commercialized several promising products including our dual-GSM SIM card G6, a device designed to serve as a feature-rich mobile phone, a durable mobile games platform and a remote control for PC games. In addition, during 2009, we launched our HSUPA data modem card in the U.S. market and shipped mobile phones with TV functions to markets in Latin America and Southeast Asia. We launched wireless portable people meters device for our US customer to collect marketing data which can monitor the media station which the people watching or listening. In 2013, we launched several IP68 ruggedized Android devices such as Giant (J3), ZEUS (J4), JPAD and began shipping to overseas markets, including the European Union, Russia, Australia, Singapore and South Africa.

We also made efforts to develop mobile games and made progress in implementing new technologies such as motion games. In 2011, we launched sixty in-house games developed from our studios and six games licensed from third party content providers. In 2012, we launched 17VEE mobile games on both China Mobile and China Telecom. In 2013, we have also strengthened our resources in developing software applications compatible with Android and iOS operating system. While it is difficult for us to keep up with the market pace, we will continue to increase our efforts in research and development with the goal of offering more innovative game products.

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

As of December 31, 2013, our research and development staff and supportive function consisted of 177 engineers, representing approximately 62% of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry. For the years ended December 31, 2011, 2012 and 2013, we had research and development expenses of US$13.5 million, US$9.3 million and US$8.3 million, respectively.

Intellectual Property

We have 42 patents and have submitted 150 patent application which are all in the process of examination by the State Intellectual Property Office of China. We also rely on third-party licensors for design cell phone and module card technologies and other technologies embedded in our designs. These licenses are typically non-exclusive and royalty-accruing. If we are unable to continue to have access to these licensed technologies, our success could be adversely affected. In addition, we rely on commercially available third-party software applications in carrying on our business operations. We generally obtain these software applications from retail outlets or through third-party vendors which bundle them together with PCs and servers purchased by us. We make efforts to ensure that we have proper licenses for software applications used by us, including those provided by third-party vendors.

Seasonality

Historically our operating results are the weakest in the first quarter of each year, caused by long Chinese New Year holidays in the first quarter of the year, and the strongest in the fourth quarter of the year, led by traditionally bigger shipments for Christmas and New Year orders.

Competition

The mobile handset market and the game industry are intensely competitive and highly fragmented. We face current and potential future competition from established mobile device manufacturers. These include original design manufacturers, such as Sim Technology Group Limited, BYD Electronics Limited, Longcheer Holdings Limited and Seal Technologies Limited, which compete with our product sales business by offering their own production services to brand name owners. These original design manufacturers may also compete with us in the mobile handset design business as they may be in a position to design mobile handsets on their own. We also face worldwide competition from in-house design teams of original equipment manufacturers. We face competition from other existing brand mobile phone companies such as Apple, Samsung, ZTE, Huawei, Lenovo and Xiaomi in our branded mobile phone business segment. In addition, new players may enter the independent mobile handset production and design market in the near future. In the game business, we face competition from bigger players such as Tencent Games, The9 Limited, Shanghai Shanda Company Limited, among others.

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

Tax

As a business enterprise operating in China, we are subject to the Enterprise Income Tax Law, or the EIT Law, or the EIT Law, which was adopted by the National People’s Congress of China on March 16, 2007 and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Under the EIT Law, an enterprise which qualifies as a “high and new technology enterprises” (“the HNTE”) is entitled to a tax rate of 15%. Prior to January 1, 2008, Techfaith China and Techfaith Intelligent Handset Beijing have obtained high and new technology enterprise status under the old EIT law. Under the EIT Law effective on January 1, 2008, Techfaith China and Techfaith Intelligent Handset Beijing obtained the HNTE in December 2008 and most recently renewed their HNTE status in 2011, which will expire in September 2014. Techfaith Intelligent Handset Beijing was exempt from tax for three years followed by a 50% reduction in tax rate for the subsequent three years, starting from 2006. Under the old EIT Law prior to January 1, 2008, Techfaith Shanghai was a qualified manufacturing foreign investment enterprise located in Shanghai Pudong. Under the EIT Law effecitve on January 1, 2008, Techfaith Shanghai obtained HNTE in December 2008 and renewed the HNTE status in 2011, which will expire in October 2014. One Net obtained the HNTE in September 2010 and renewed the HNTE status under the EIT Law in December 2013, which will expire in December 2016. Beginning from 2010, the tax rate for One Net is 15%. Each of Techfaith Hangzhou and TechSoft was a foreign investment enterprise which was entitled to a two year exemption followed by a 50% reduction in tax rate for the subsequent three years over the statuary tax rate of 25% starting from 2007 and 2008, respectively. The HNTE status obtained under the EIT Law is valid for three years, after which qualifying entities can apply to renew for an additional three years, provided their business operations continue to qualify for the HNTE status. Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai renewed the HNTE status in 2011, and we believe it is highly likely that our qualifying entities will continue to obtain such renewals in the future. Accordingly, Techfaith China, Techfaith Intelligent Handset Beijing, Techfaith Shanghai and One Net have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future.

The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties resides within China. On April 22, 2009, the SAT further issued Circular 82, which sets out detailed rules for determining whether a Chinese-controlled offshore incorporated enterprise is a tax resident of China, describes the tax implications of such an enterprise being regarded as a tax resident, and sets out the procedures for an assessment of residence status by the relevant local tax bureau. Circular 82 was later amended in January 2014. In addition, the SAT issued a bulletin on July 27, 2011, or Bulletin 45, to provide more guidance on the implementation of the above Circular 82, effective from September 1, 2011. Bulletin 45 made clarifications in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specified that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the China-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in Circular 82 and administration clarification made in the Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Pursuant to this notice, we do not believe that the legal entities of our group organized outside China would be considered China tax residents for EIT Law purposes.

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises” will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Techfaith China and Techfaith Intelligent Handset Beijing renewed their “high and new technology enterprise” certificate in 2011, which will be valid until September 2014. Techfaith Shanghai most recently renewed its HNTE status in 2011, which will expire in October 2014. One Net renewed its “high and new technology enterprise” in December 2013, which will be valid until December 2016. Techfaith China, Techfaith Intelligent Handset Beijing, Techfaith Shanghai and One Net will be eligible for a preferential tax rate of 15% when they have taxable income under the EIT Law, as long as they maintain their “high and new technology enterprise” status.

Under the EIT and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangement with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of our subsidiaries located in the PRC that are taxable upon distribution to us of approximately US$182.7 million and US$176.0 million as of December 31, 2012 and 2013, respectively, are considered to be indefinitely reinvested, because we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2013. If we were to distribute such unremitted earnings, we will be subject to dividend withholding taxes of approximately US$11.4 million.

We sell a significant portion of wireless modules and smart phones from our Hong Kong subsidiary, and currently the statutory income tax rate in Hong Kong is 16.5%. The Inland Revenue Department of Hong Kong approved our Hong Kong subsidiary to be effectively exempt from income tax in Hong Kong. No provision for Hong Kong profits tax was made for the years ended December 31, 2011, 2012 and 2013 on the basis that Techfaith Intelligent Handset Technology (Hong Kong) Limited did not have any assessable profits arising in or derived from Hong Kong for the years.

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

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Domestic enterprises (including foreign-invested enterprises) may retain foreign exchange derived from current account items, but unless otherwise approved, they must convert all of their foreign currency receipts derived from capital account items into RMB. In May 2013, SAFE promulgated SAFE Circular 21, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange. We generally follow the regulations and apply to obtain the approval of SAFE and other relevant PRC government authorities.

On August 29, 2008, SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting the ways in which the converted RMB may be used. Circular 142 requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and, unless set forth in the business scope or in PRC regulations, may not be used for equity investments within the PRC. In addition, the SAFE has strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without the SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe monetary or other penalties. In addition, on November 9, 2010, the SAFE issued the Circular on the Relevant Issues of Strengthening Foreign Exchange Administration, or Circular 59, which tightens the regulation relating to settlement of net proceeds from overseas offerings and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. Furthermore, in strengthening Circular 142, SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or SAFE Circular 45, on November 9, 2011, which expressly prohibits a foreign invested company from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, or repayment of bank loans which have been transferred to a third party.

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

Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign invested enterprises in China are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Under the EIT Law, effective January 1, 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 10%. The rate is reduced to 5% under tax treaties and arrangements between the PRC and certain other countries and administrative regions.

Share Option Rules

Under the Notice relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or SAFE Notice 7, which was issued by the SAFE on February 15, 2012, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its local branches and to comply with a series of other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We adopted 2005 share incentive plan, pursuant to which we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants. We have advised our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with SAFE Notice 7.

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Patent

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. We have 42 patents and have submitted 150 patent application which are all in the process of examination by the State Intellectual Property Office.

C. Organizational Structure

The following chart illustrates our corporate structure, our equity interest in each of our principal operating subsidiaries and variable interest entity as of the date of this annual report:

Note:

(1)	Dotted line denotes variable interest entity. We have contractual arrangements with QIGI Technology under which QIGI Technology focuses on smart phones under the QIGI brand.
(2)	Billion Team Asia Limited is an affiliate entity of D Magic Mobile (Shanghai) Incorporation.

We conduct substantially all of our operations through the following subsidiaries in China:

•	Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, which primarily designs GSM-based mobile handsets;

•	One Net Entertainment Limited, formerly known as Techfaith Interactive Technology (Beijing) Limited, which primarily designs games and provides motion game devices;

•	Techfaith Wireless Communication Technology (Shanghai) Limited, formerly known as Leadtech Communication Technology (Shanghai) Limited, which primarily designs CDMA mobile handsets using technology licensed from QUALCOMM;

•	Techfaith Intelligent Handset Technology (Beijing) Limited, or Techfaith Intelligent Handset Beijing, which focuses on smart phones and related products;

•	Techfaith Wireless Communication Technology (Hangzhou) Limited, or Techfaith Hangzhou, which focuses on handsets and smart phones sales;

•	Techfaith Intelligent Handset Technology (Hong Kong) Limited, which focuses on smart phones and handsets sales;

•	Tecface Communication Technology (Beijing) Limited, which focuses on smart phones under the Tecface brand; and

•	17fox Technology (Shenyang) Co. Limited, or 17FOXSY, our 83.3% owned subsidiary in China, which focuses on smart phones and handsets sales.

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

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our variable interest entity in China.

Contractual Arrangements with QIGI Technology and its Shareholders

We operate our business in relation to QIGI brand mobile phones in China through QIGI Technology, our variable interest entity. We have entered into a series of contractual arrangements with QIGI Technology and the nominee shareholders of QIGI Technology. These contractual arrangements enable us to:

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

Equity Pledge Agreement

Pursuant to the equity pledge agreement dated February 5, 2010 and an amendment dated as of November 11, 2010 by and among Tecface International Technology, QIGI Technology, and the shareholders of QIGI Technology, the shareholders of QIGI Technology agreed to pledge all of their equity interests in QIGI Technology to Tecface International Technology to secure the performance of obligations of QIGI Technology under the exclusive business cooperation agreement. The shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in QIGI Technology without the prior written consent of Tecface International Technology. The equity pledge agreement remains effective until QIGI Technology fulfills its obligations under the exclusive business cooperation agreement. We are currently in the process of registering the pledge of equity interests in QIGI Technology with the relevant local branch of SAIC. We believe that the equity pledge agreement among QIGI Technology, shareholders of QIGI Technology and Tecface International Technology became effective and valid on the date when the agreement was duly executed, and we believe lack of registration does not limit the ability of Tecface International Technology to enforce its contractual rights against the shareholders of QIGI Technology under the equity pledge agreement.

Exclusive Option Agreement

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

Power of Attorney

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

Exclusive Business Cooperation Agreement

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

In 2011, 2012 and 2013, we derived approximately 0.4%, 0.0% and 0.0% of our total revenues, respectively, from QIGI Technology through the service fees that QIGI Technology paid to us.

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

D. Plant, Machinery and Equipment

Our principal executive offices were located on rented premises comprising 11,721 square meters in Beijing, China. We currently own 20,466 square meters of office space in Beijing, all of which have been rented out. We have regional offices in Shanghai and Hangzhou that occupy approximately 1,760 square meters in aggregate, of which the office space in Shanghai is self-owned and occupies an area of 1,566 square meters.

As part of our expansion strategy, we acquired land use rights and started the construction of buildings and facilities in Hangzhou, Beijing and Shenyang of China for research and development purposes, as well as for establishing internal manufacturing capabilities.

By the end of 2013, we had invested approximately US$44.0 million (RMB266.5 million) in the construction of our facilities in Hangzhou. We have completed the construction of three buildings of a total area of 43,500 square meters, and we expect to complete the inspection and receive premises permits necessary for occupation of the buildings from local government department in 2014. We also plan to commence the construction of three more buildings in 2014. The capital expenditure in connection with the facilities in Hangzhou is expected to be US$57.8 million (RMB350 million) in aggregate in the next three years.

In August 2011, our subsidiary, Techfaith Intelligent Handset Beijing, acquired land use rights for our then newly established subsidiary, Tecface Communication Equipment Beijing. The acquired land use right relates to a piece of land in Beijing comprising 139,650 square meters. The construction of our facilities in Beijing is divided into two phases. We commenced the Phase I construction of 16 buildings in March 2012, and expect to complete the construction in 2014. The 16 buildings will have a total area of 73,557 square meters. In relation to Phase I, we have invested US$24.5 million (RMB148.0 million) by 2013 as construction fees. We also plan to construct another 16 buildings at phase II stage. We currently estimate the total capital expenditure in connection with Phase I and Phase II to be US$95.9 million (RMB580.8 million) in next three years. We plan to set up facilities on this site in Beijing to develop a 10 million-unit capacity smart phone production line.

In November 2011, our then newly established subsidiary, 17FOXSY, acquired land use rights to a piece of land comprising 46,715 square meters in Shenyang, China, for the establishment of an integrated research and development, sales and distribution center. In mid-2012, we commenced the Phase I construction of one building with an area of 10,270 square meters, which is expected to complete in 2014. We had invested US$7.2 million (RMB43.5 million) by 2013 in connection with the Phase I construction as construction fees. Under our current construction plan, there are buildings of approximately 51,236 square meters in aggregate to be built. We estimate capital expenditure for Shenyang project will be US$36.6 million (RMB221.3 million) within next three years.

We believe that our current premises and facilities are sufficient to accommodate our existing expansion plans. We may lease unused portions of our facilities in Beijing, Hangzhou and Shenyang to unrelated third parties in the future.

We currently plan to fund these expenditures with our cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities, as well as long-term loans. In January 2014, 17FOXSY, one of our subsidiaries, received a three-year term bank loan of US$5.0 million (RMB 30 million) to fund the construction of new buildings in Shenyang and purchase related equipment and machineries.

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

A. Operating Results

For the years ended December 2011, 2012 and 2013, we operated our businesses in three segments: (1) ODP products, (2) brand name phone sales, and (3) game business. Our business model and business mix have gradually evolved since our inception in 2002. For a detailed description of our historical development of businesses, see “Item 4. Information On the Company — A. History and Development of the Company” and “Item 4. Information On the Company — B. Business Overview.”

Major Factors Affecting Our Results of Operations

Our success in the mobile phone business depends on our ability to introduce and bring to market innovative, attractive products with new technologies that are differentiated from our competitors’ products.

We operate in a dynamic, rapidly evolving mobile communications industry. Handsets are developed for the domestic China market and the broader global market. Network standards, handset software and hardware vary greatly from market to market. Technologies in the mobile communications industry also evolve very rapidly, with limited control over or certainty regarding which features will become popular. The ability to quickly and effectively adopt new technologies is a key factor for short and long-term business success. Failure to adopt, or late adoption of, new technologies can affect our business materially. There are many factors, discussed below, that are involved in adopting new technologies, and many of these factors are beyond our control.

Our business may require significant investment to pursue material opportunities, including investments in research and development, licensing arrangements, acquiring technologies, recruiting specialized expertise and partnering with third parties to innovate and grow successfully. Those investments may not, however, result in technologies or products that achieve or retain broad or timely market acceptance or are preferred by our customers and consumers. These could have a material adverse effect on our business and results of operations, particularly our profitability.

We may not be able to invest adequate resources to compete in the aforementioned strategic areas, which may, in the future, prove a competitive disadvantage for us. If we fail in these aspects of our strategy, we may not realize a return on our investments or may incur operating losses and experience impaired competitiveness in the longer term. We also face increasing labor costs and turnover rates which may affect our ability to adopt new technology.

Additionally, the complexity of the software and integration of the hardware and software functionalities may cause unforeseen delays even close to the anticipated launch of a mobile product. We continue to be dependent on third party component providers, contract manufacturers, application developers and other partners, which can lead to additional challenges and delays that are outside of our control.

In 2011 and 2012, we experienced a delay in our adoption of the Android-based smartphone operating system and shifting our smartphone focus from Microsoft Windows-based to Android-based. This delay led to the reduction of orders from our customers and affected our revenues. Our net revenues from ODP decreased by 4.4% from US$222.5 million in 2010 to US$212.8 million in 2011, and decreased by 72.8% from US$212.8 million in 2011 to US$57.8 million in 2012. We have since actively shifted development resources to respond to market demand, and the majority of our existing handsets and those in development are Android-based models. Our ODP business has ceased to decline and began to stabilize, and the revenues from our ODP remained stable starting from the second half of 2012. In 2013, we faced tough competition to our branded mobile phone business. Our revenues from brand name phone sales decreased by 36.0% from US$50.3 million in 2012 to US$32.2 million in 2013, and decreased by 25.5% from US$67.5 million in 2011 to US$50.3 million in 2012. Our net cash provided by operating activities increased by14.8% from US$3.0 million in 2012 to US$3.4 million in 2013, and decreased by 95.1% from US$61.2 million in 2011 to US$3.0 million in 2012.

Our ability to innovate, develop and bring competitive mobile products to the market is contingent on our ability to identify, understand and anticipate industry and market trends; access to effective research and product development processes; ability to secure necessary components or software assets from suppliers in sufficient quantities on a timely basis; and ability to improve our time to market, including the introduction of innovations. As we focus on identifying and understanding other evolving key market trends, we must follow and rapidly respond to these key market trends and actively anticipate or create future trends when possible through our product development processes. We also need to execute efficiently in creating and developing competitive products, and in bringing our products to market in a timely manner with compelling marketing messages that succeed in retaining and engaging our current customers and consumers as well as attracting new customers and consumers.

Our strategy is to position our company as a highly innovative company with unique product offerings to our customers. We have been successful in developing and introducing niche middle- to high-end ruggedized products to our customers, and plan to broaden our offerings in this market. Such strategy is subject to risks and uncertainties, which could significantly impair our ability to compete effectively in the mobile phone market; such risks and uncertainties include technology adoption trends, high levels of competition, the availability of investment resources, customer and distributor relationships and telecommunication carrier requirements.

Another key component of our strategy is investment in future disruptive technologies, as we leverage our company’s history of continual innovation, starting from our role as an outsourced handset design and development company when originally founded. We continually seek new technologies and market segments where we believe we can be successful. For example, we have achieved a positive customer response for our ruggedized handset models and unique, value-added functionality, including blood pressure monitoring software and other tailored healthcare features

Key Performance Indicators

Net Revenues. We derive our current revenues primarily from ODP products, brand name phone sales and game business. We sell ODP products which include smart phones and feature phones designed by us and manufactured by EMS providers, wireless modules and other electronics components for mobile handsets. Our revenues from the ODP segment also include handset design services for which we charge design fees, royalty income, component sales related to design, such as chips used in the mobile handsets we design, and service income. Our revenues from brand name phone sales are primarily from selling brand name phone sales under our brands including QIGI, Tecface, 17FOX and MOBIFOX. Revenues from the game business comprise sales of motion game device, mobile phone game-related service and others.

Our revenues from product sales are net of value-added taxes, which is 17% of the gross sales proceeds received by our PRC subsidiaries.

Our ODP products used to be our principal source of revenues until 2008 and 2009, when the percentage of our total net revenues was over 90%. As we started to generate revenues from our recently started brand name phone sales and game businesses, our ODP businesses contributed less revenue, making up 65.7%, 42.0% and 66.7% of our total revenues in 2011, 2012 and 2013, respectively. We recognize revenues from ODP products after all the risks and rights have passed to our customers. We use this revenue-recording method because our customers generally entrust everything involving production to us and pay us fully and promptly upon being billed, for the following reasons: (1) we are the primary obligor in these transactions, (2) we have latitude in establishing prices, (3) we are involved in the determination of the service specifications, (4) we bear the credit risk, (5) we bear the inventory risk and (6) we have the right to select the suppliers and the manufacturers. Normally, full payment is required before products are shipped. We recognize revenues for products shipped on credit only after collection is reasonably assured.

We also provide mobile handset design services to mobile handset brand owners. Our revenues from mobile handset design services as a percentage of our total net revenues increased from less than 1% for each year in 2011 and 2012 to 6.0% in 2013. The amount of revenue from mobile handset design services increased from US$0.01 million in 2011 to US$1.3 million in 2012 and US$7.2 million in 2013. Our design gross margins have fluctuated since our inception and are expected to continue to fluctuate as a result of a variety of factors, which include changes in the relative mix of our services and the terms at which we offer them.

The mobile handset industry is characterized by relatively short product life cycles, which increases competition, creates margin pressure for wireless handset brand owners and leads to preference toward outsourcing. We expect our business to continue to be primarily driven by the industry trend to outsource. Our net revenues from product sales are driven by the number of mobile handsets sold to our customers as well as the average per unit price of such handsets. The number of mobile handsets sold is in turn driven, in part, by the quality and reliability of our products, the number of our customers and the number of product orders that our sales and marketing team is able to obtain from each of our customers. We expect our business to continue to be primarily driven by the growing mobile handset markets and the industry trend to outsource.

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

Our revenues from sales of brand name phones represent sales of mobile phones under our brands including QIGI, Tecface, 17FOX and MOBIFOX. The brand phones are designed by us and manufactured by EMS providers. Our brand name phone sales contributed revenues of US$32.2 million, or 26.9% of our total net revenues, in 2013.

The game industry in China is characterized by an increasing number of players, intense competition among similar game titles, strong peer influence among gamers, shortening product life cycle and intense advertising to attract consumer interest. As a relatively new player in this industry, we may not have the resources for the intense advertising required to attract game player interest or the expertise to launch new products which meet game players’ expectations. Another major uncertainty includes fast-changing preferences for game titles among game players. Our responses to these changing preferences may not be swift enough or responsive enough to fully address consumer needs. Our game business generated revenues of US$7.6 million, or 6.4% of our total net revenues, in 2013.

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

General and Administrative Expenses. General and administrative expenses consist primarily of compensation and benefits of administrative personnel, office expenses including staff traveling expenses and other expenses for general and administrative purposes, as well as costs for professional services, including legal and bad debts expenses.

Research and Development Expenses. Research and development expenses consist primarily of the portion of our engineers’ compensation and benefits not attributable to any mobile handset design project pursuant to a design contract or to the development of mobile games, amortization of assets related to research and development, and lease expenses for occupancy associated with research and development.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of expenses related to marketing and promotion activities, advertisement expenses, compensation and benefits for sales and marketing personnel and travel expenses of sales and marketing personnel.

Income Taxes. Under the current laws of the Cayman Islands, where we are located, and the current laws of the BVI, where our intermediate holding companies are located, we are not subject to tax on our income or capital gains. In addition, our payment of dividends is not subject to withholding tax in these jurisdictions.

For more information in connection with the tax status of our subsidiaries in China and Hong Kong, see “Item 4. Information On the Company — B. Business Overview — Regulation — Tax.”

Critical Accounting Policies

We prepare our financial statements in conformity with the Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP, which require us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and the accompanying notes. The consolidated financial statements include the financial statements of our company, its subsidiaries and its variable interest entity. All inter-company transactions and balances are eliminated upon consolidation. Significant accounting estimates reflected in our financial statements include revenue recognition, impairment of goodwill, allowance for doubtful accounts, provision for inventory write-down, impairment for long-lived assets and intangible asset with definite lives, and valuation allowance for deferred tax assets. We continually evaluate these judgments, estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

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

Revenue related to brand name phone sales segment

Revenue from sales of brand name phones, represent mobile phone under our brands including Tecface, QIGI, 17FOXSY and MOBIFOX. Our brand phones are designed by us and manufactured by EMS providers. Revenue is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

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

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that a portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent on our ability to generate future taxable income. The amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income are reduced. Such an occurrence could materially adversely affect our results of operations and financial condition. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not identify significant unrecognized tax benefits for years ended December 31, 2012 and 2013. We did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that our unrecognized tax benefits would not change significantly within 12 months from December 31, 2013.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. We perform ongoing credit evaluations of our customers and establish an allowance for doubtful accounts. In making these estimates, we analyze the age of the receivables, creditworthiness of our customers, past transaction histories with the customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries we serve. We believe the allowances established are adequate under the circumstances. If the financial condition of the our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, we provide for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance.

Inventories

Our inventories consist of raw materials, finished goods and work in progress. Inventory costs include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to us by suppliers, and production of manufactured products for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value based upon estimates of future demand.

Inventories are stated at the lower of cost or market. We assess the lower of cost or market for non-saleable, excess or obsolete inventories based on periodic review of inventory quantities on hand and the latest forecasts of product demand, production requirements from our customers, technology developments, and market conditions. And we write down inventories for non-saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of revenues.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is evaluated annually or more frequently if event and circumstances indicate that they might be impaired.

We perform the goodwill impairment test annually on December 31, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We perform a two-step goodwill impairment test. The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the goodwill to the carrying value of a reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques.

During the third quarter of year 2011, we determined that significant decline in its stock price for a sustained period, there was an impairment indicator related to goodwill as of September 30, 2011. We performed an assessment of the carrying value of goodwill as of September 30, 2011. Based on that assessment, we concluded that goodwill allocated to the ODP reporting unit was fully impaired because the estimated growth rates and profit margins for future periods were expected lower than that of prior years.

In light of the recent sales forecast information obtained in the fourth quarter of 2013, which showed a continually declining sales performance and profit margins in Brand name phone sales reporting unit in the future years, we believe there was a potential impairment loss indicator on the goodwill of the reporting unit. We performed first step goodwill impairment test and determined that the carrying value of the reporting unit exceeded their fair value.

To determine the fair value of each reporting units, we adopted a DCF model under the income approach, which considers a number of factors that include expected future cash flows which were based on seven-year financial forecasts developed by management that included revenue projections, capital spending trends, and investments in working capital to support anticipated revenue growth, discount rate of 25% and terminal growth rate of 2%. The discount rate was estimated after considering the risk and nature of the reporting unit’s cash flows and the rates of return market participants would require investing their capital in the reporting unit. The assumptions are inherently uncertain and subjective.

Having determined that the goodwill was potentially impaired, we began performing the second step of the goodwill impairment analysis which involved calculating the impaired fair value of the goodwill by allocating the fair value of the reporting unit to all of their assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. According to that assessment, we concluded that goodwill allocated to the Brand name phone sales reporting unit was fully impaired.

We recognized an impairment losses of $606, $ nil and $1,242 for the years ended December 31, 2011, 2012 and 2013, respectively. Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

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

In 2012, based on the actual and expected operating results of the ODP reporting unit, we recorded an impairment loss of $2,076 for related software licenses. Similarly, $287 and $1,470 of impairment expense was recorded for the brand name phone sales reporting unit’s customer base and trade name and domain name intangible assets, respectively, because of our plan to shift production capacity from the “QiGi” brand, to which these intangible assets relate, our self-developed “Tecface” brand, which result in our reassessment of the estimated economics life of QIGI’s trade name and domain name.

In 2013, based on recent information obtained in the fourth quarter of 2013, the future purchase orders of certain mobile phone products would not achieve the planned sales target and we performed an impairment assessment on the intangible assets. As a result, we determined an impairment loss of $3,445 and $150 for software licenses, and trade name and domain name, respectively in 2013.

The fair value of these intangible assets was determined using income approach with significant unobservable inputs, which were classified as Level 3 measurements, primarily the estimated future cash flow, and discount rate of 25%. The impairment losses were recorded since we estimated the fair value associated with these assets were less than their carrying values.

We recorded impairment losses of $nil, $3,833 and $3,595 for the years ended December 31, 2011, 2012 and 2013 respectively.

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

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Consolidated Statement of Operations Data
Net revenues:
ODP	$212,784	$57,803	$79,661
Brand name phone sales	67,535	50,266	32,203
Game	43,481	29,594	7,643

Total net revenues	323,800	137,663	119,507

Cost of revenues:
ODP	(174,991)	(53,971)	(70,989)
Brand name phone sales	(41,280)	(34,250)	(25,374)
Game	(22,293)	(18,146)	(6,307)

Total cost of revenues	(238,564)	(106,367)	(102,670)

Gross profit	85,236	31,296	16,837

Operating expenses:
General and administrative	(18,848)	(5,594)	(6,322)
Research and development	(13,541)	(9,343)	(8,285)
Selling and marketing	(17,196)	(12,328)	(2,535)
Impairment of long-lived assets	—	(3,833)	(3,625)
Impairment of goodwill	(606)	—	(1,242)

Total operating expenses	(50,191)	(31,098)	(22,009)

Government subsidy income	224	232	357
Other operating income	2,824	1,124	2,121

Income (loss) from operations	38,093	1,554	(2,694)

Interest expense	—	—	(115)
Interest income	1,365	2,032	1,888
Other (expenses)income, net	(79)	354	246
Change in fair value of put option	(150)	(150)	(150)
Income (loss) before income taxes	39,299	3,790	(825)

Income tax expenses	(9,419)	(5,635)	(2,146)

Net income (loss)	29,810	(1,845)	(2,971)
Less: net income (loss) attributable to the noncontrolling interest	2,683	1,449	(501)

Net income (loss) attributable to our company	$27,127	$(3,294)	$(2,470)

Comparison of the Year Ended December 31, 2013 and the Year Ended December 31, 2012

Net Revenues

Our net revenues decreased by 13.2% from US$137.7 million in 2012 to US$119.5 million in 2013. The decrease in revenues was mainly due to higher competition in the mobile phone markets, continuously changing customer demand and a weak global economy.

ODP business. Our net revenues from ODP increased by 37.9% from US$57.8 million in 2012 to US$79.7 million in 2013. The increase was mainly due to the increased volume of shipment for feature phones.

Brand name phone sales. Revenues from brand name phone sales decreased by 36.0% from US$50.3 million in 2012 to US$32.2 million in 2013. The decrease was primarily due to increased competition in the market.

Game. Revenues from game decreased by 74.3% from US$29.6 million in 2012 to US$7.6 million in 2013. The decrease was primarily due to increased competition in the mobile phone game market during 2013 and the lack of new gaming product.

Cost of Revenues

Cost of revenues decreased by 3.5% from US$106.4 million in 2012 to US$102.7 million in 2013. The decrease was primarily due to the decrease of revenues in 2013, offset by the increasing cost of raw materials for smartphone.

ODP. Cost of revenues for ODP increased by 31.5% from US$54.0 million in 2012 to US$71.0 million in 2013. The increase was primarily in line with the increase of revenues in 2013.

Brand name phone sales. Cost of revenues from brand name phone sales decreased by 25.9% from US$34.3 million in 2012 to US$25.4 million in 2013. The decrease was primarily due to the decreased revenues in our brand name phone sales, offset by the increasing cost of raw materials of smartphone.

Game. Cost of revenues from game decreased by 65.2% from US$18.1 million in 2012 to US$6.3 million in 2013. The decrease was primarily due to a decrease in sales volume of motion game controllers.

Gross Profit

Our overall gross profit was US$16.8 million in 2013, compared to US$31.3 million in 2012, representing gross margins of 14.1% and 22.7%, respectively. The decrease in gross profit was primarily due to the decrease in revenues, the continued change of our business mix, and the clearance of some older inventory.

The gross margin for ODP increased from 6.6% in 2012 to 10.9% in 2013. The increase was primarily due to the high margin of design fee revenues. Gross margin for brand name phone sales decreased from 31.8% in 2012 to 21.1% in 2013. The decrease was primarily due to the increased competition in the market. The gross margin for game business decreased from 38.9% in 2012 to 17.1% in 2013. The decrease was primarily due to increased competition in the market during 2013.

Revenues from ODP as a percentage of our total net revenues increased from 42.0% in 2012 to 66.7% in 2013. The revenues from brand name phone sales as a percentage of our total net revenues decreased from 36.5% in 2012 to 26.9% in 2013. Revenue from game business as a percentage our total net revenues decreased from 21.5% in 2012 to 6.4% in 2013. As a result of the foregoing, our gross margins decreased from 22.7% in 2012 to 14.1% in 2013.

Operating Expenses

Operating expenses decreased by 29.3% from US$31.1 million in 2012 to US$22.0 million in 2013. The decrease was primarily due to cost reduction in our selling and marketing activities.

General and administrative expenses. General and administrative expenses increased by 12.5% from US$5.6 million in 2012 to US$6.3 million in 2013. The increase was due primarily to an increase of US$1.3 million in bad debts expenses as compared to 2012.

Research and development expenses. Research and development expenses decreased by 10.8% from US$9.3 million in 2012 to US$8.3 million in 2013. The decrease was primarily due to a US$0.7 million decrease in labor cost in relation to research and development as compared to 2012.

Selling and marketing expenses. Selling and marketing expenses decreased by 79.7% from US$12.3 million in 2012 to US$2.5 million in 2013. The decrease was primarily due to a decrease in advertisement expenses for QIGI brand smart phones and motion game sensor devices in 2013.

Impairment of goodwill. We performed the impairment assessment for goodwill allocated to brand name phone sales segment as of December 31, 2013. As we determined that the fair value of the brand name phone sales segment was less than its carrying value, we recognized US$1.2 million impairment loss of goodwill in 2013.

Impairment of long-lived assets. We recognized US$3.6 million as impairment of long-lived assets in 2013, compared to US$3.8 million for the year ended December 31, 2012. See “—Critical Accounting Policies—Impairment of long-lived assets and intangible asset with definite lives” for a detailed explanation.

Government Subsidy Income

We recorded government subsidy income of US$0.2 million and US$0.4 million for the years ended December 31, 2012 and 2013, respectively. Some local governments in PRC give subsidies to companies as an incentive to establish business in certain locales. These government subsidies are recognized as subsidy income when they are received as we do not have further obligation to earn this subsidy once received. We also receive government grants as compensation of performing government-endorsed projects. The grants are refundable until we achieve certain performance measures. These government grants are recorded as a liability until earned. We recognize these grants as subsidy income once we complete the relevant projects and achieve the performance measures.

Other Operating Income

We recorded other operating income of US$1.1 million and US$2.1 million for the years ended December 31, 2012 and 2013, respectively. The other operating income primarily represented rental income we recognized for leasing out our office buildings in Beijing. For the year ended December 31, 2013, other operating income also included a gain of US$1.0 million from writing off long-term outstanding accounts.

Interest Income

We recorded interest income of US$2.0 million and US$1.9 million in 2012 and 2013, respectively.

Other Income

We recorded an income of US$0.4 million in 2012 for the disposal of the carrying amount of Techfaith Interactive for its on-going liquidation and US$0.2 million in 2013 mainly for reinstating the account receivables which have been written off in 2011.

Change in Fair Value of Put Option

Change in fair value of put option were both losses of US$150,000 in 2012 and in 2013, due to the increase in the fair value of certain underlying put option relating to the Techsoft business, as the actual performance of the Techsoft business did not meet the original budget and therefore, the fair value of the underlying put option was affected.

Income Tax Expenses

Income tax expenses decreased from US$5.6 million in 2012 to US$2.1 million in 2013. The decrease was mainly due to decrease in taxable income of certain subsidiaries in the PRC.

Net Income Attributable to Our Company

As a result of the cumulative effect of the foregoing factors, we recorded a net loss attributable to our company of US$2.5 million in 2013, as compared to a net loss of US$3.3 million in 2012.

Comparison of the Year Ended December 31, 2012 and the Year Ended December 31, 2011

Net Revenues

Our net revenue decreased by 57.5% from US$323.8 million in 2011 to US$137.7 million in 2012. The decline in revenues was mainly attributed to increased competition, which led to a significant decline in our ODP business, brand name phone sales business and game business, and the negative impact of our shift of focus from Windows Mobile-based smart phones to Android-based smart phones. In 2011 and 2012, we experienced a delay in our adoption of the Android-based smart phone operating system and shifting our smart phone focus from Microsoft Windows-based to Android-based. This delay led to the reduction of orders from our customers and affected our revenues. Our net revenues from ODP decreased by 4.4% from US$222.5 million in 2010 to US$212.8 million in 2011, and decreased by 72.8% from US$212.8 million in 2011 to US$57.8 million in 2012. We have since actively shifted development resources to respond to market demand, and the majority of our existing handsets and those in development are Android-based models. Our mobile phone business has ceased to decline and began to stabilize, and the revenues from our ODP and brand name phone sales remained stable starting from the second half of 2012.

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

General and administrative expenses. General and administrative expenses decreased from US$18.8 million in 2011 to US$5.6 million in 2012. The decrease was due primarily to a US$11.9 million decrease in bad debts expenses, compared to 2011, and a US$0.6 million decrease in share based compensation in 2012 as compared to 2011.

Research and development expenses. Research and development expenses decreased from US$13.5 million in 2011 to US$9.3 million in 2012. The decrease was due to a decrease in our inventory provision from US$1.9 million in 2011 to approximately nil in 2012, and a US$1.8 million decrease in labor cost in relation to research and development as compared to 2011.

Selling and marketing expenses. Selling and marketing expenses decreased by 28.5% from US$17.2 million in 2011 to US$12.3 million in 2012. The decrease was due to a decrease in advertisement expenses for QIGI brand smart phones and motion game sensor devices in 2012.

Impairment of intangible assets. We recognized US$3.8 million in impairment of long-lived assets during the year ended December 31, 2012 while there was no impairment of long-lived assets during the year ended December 31, 2011. See “—Critical Accounting Policies—Impairment of long-lived assets and intangible asset with definite lives” for a detailed explanation.

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

Other Operating Income

We recorded other operating income of US$2.8 million and US$1.1 million for the years ended December 31, 2011 and 2012, respectively, which primarily represented rental income we recognized for leasing out our office buildings in Beijing. For the year ended December 31, 2011, other operating income also included a US$0.9 million of gain from the disposal of other asset.

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

Income Tax Expenses

Income tax expenses decreased from US$9.4 million in 2011 to US$5.6 million in 2012. The decrease was mainly due to a decrease in our net income in 2012.

Net Income Attributable to Our Company

As a result of the cumulative effect of the foregoing factors, we incurred a net loss attributable to our company of US$3.3 million in 2012 as compared to a net income of US$27.1 million in 2011.

Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

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

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We have adopted this pronouncement on January 1, 2014 and do not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this Accounting Standards Update (“ASU”) is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We have adopted this pronouncement on January 1, 2014 and do not expect the adoption of this pronouncement will have a significant impact on its consolidated financial statements.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(In Thousands)
Net cash provided by operating activities	$61,214	$2,960	$3,399
Net cash used in investing activities	(25,920)	(21,510)	(11,324)
Net cash provided by financing activities	6,403	23,231	8,120
Effect of exchange rate changes	10,404	2,632	7,504

Net increase in cash and cash equivalents	52,101	7,313	7,699
Cash and cash equivalents at beginning of period	198,536	250,637	257,950

Cash and cash equivalents at end of period	$250,637	$257,950	$265,649

We have financed our operations through cash generated from our operating activities, securities issuances and long-term loans. As of December 31, 2013, 2012, and 2011, we had US$265.6 million, US$258.0 million and US$250.6 million, respectively, in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

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

The ability of our subsidiaries in China to convert Renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of relevant PRC government authorities. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and variable interest entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” Techfaith is a holding company and has no present plan to pay any cash dividends on its ordinary shares in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” You should also carefully consider the information provided under “Item 3. Key Information — D. Risk Factors” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Operating Activities. Net cash provided by operating activities was US$3.4 million in 2013, as compared to US$3.0 million in 2012 and US$61.2 million in 2011.

We acquired land use rights in the amount of US$10.9 million in 2011. These land use rights will be used for setting up new facilities by our new established subsidiaries, which will be engaged in mobile phone research and production activities. In 2012 and 2013, we did not acquire any land use rights.

Our accounts receivable amounted to US$6.7 million, US$8.7 million and US$17.1 million as of December 31, 2011, 2012 and 2013, respectively. The significant increase in our accounts receivable from 2012 to 2013 was primarily due to credit terms we provided to some domestic customers. The slight increase from 2011 to 2012 was due to increase of credit sales to several customers.

Our inventories increased from US$7.5 million in 2012 to US$13.6 million in 2013. The increase was mainly due to raw materials in the inventory amounting to US$4.0 million to be produced as smartphones planned to be sold in 2014.

Our prepaid expenses and other current assets decreased from US$15.7 million in 2012 to US$10.4 million in 2013. The decrease was primarily due to a decrease of advance to EMS suppliers.

Investing Activities. Net cash used in investing activities was US$25.9 million, US$21.5 million and US$11.3 million in 2011, 2012 and 2013, respectively, which mainly resulted from the investment in the construction of office buildings and purchase of software license used in mobile phones.

Financing Activities. Net cash provided by financing activities were US$6.4 million, US$23.2 million and US$8.1 million in 2011, 2012 and 2013, respectively. In 2011, we received capital contribution by our noncontrolling shareholders in the amount of US$6.4 million for our newly established subsidiaries, 17FOXSY and Tecface Communication Equipment Beijing, which are engaged in mobile phone research and production activities in Shenyang and Beijing, respectively. In 2012, we received capital contribution by a noncontrolling shareholder at amount of US$7.9 million for Tecface Communication Equipment Beijing. In 2012, we borrowed, from a third party, three loans totaling US$15.3 million to fund our investment in 17FOXSY. These loans are due on demand by the lender after one year from the date the loan agreements or upon the bankruptcy of Techfaith BVI. These loans are non-interest bearing and uncollateralized. In 2013, we signed supplemental agreements to the loans, pursuant to which the loans are due on demand of the lender after the second anniversary of the loans or other date mutually agreed and the loans will bear an annual interest rate of 2% in the second year. In 2013, we received capital contribution by a noncontrolling shareholder in the amount of US$8.1 million for Tecface Communication Equipment Beijing.

Capital Expenditures. Our capital expenditures amounted to US$26.0 million, US$21.5 million and US$19.4 million in 2011, 2012 and 2013, respectively. Our historical capital expenditure consisted principally of purchases or construction of office buildings, software, machinery, equipment and other items related to our research and development activities. We expect that our capital expenditure from 2014 to 2016 will amount to approximately US$190.3 million, which will primarily relate to the construction of office buildings in Hangzhou, Beijing and Shenyang and the purchases of software license and equipment. We currently plan to fund these expenditures with our cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities, as well as long-term loans. In January 2014, 17FOXSY, one of our subsidiaries, received a three-year term bank loan of RMB30 million (US$4,956) to fund the construction of new buildings in Shenyang and purchase related equipment and machineries.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of U.S. dollars)
Capital (finance) lease obligations(1)	79,575	71,316	8,259	—	—
Operating lease obligations (2)	2,037	1,722	315	—	—
Purchase obligations (3)	2,390	2,390	—	—	—

Total	84,002	75,428	8,574	—	—

(1)	Capital obligations represent commitments for construction of properties in Hangzhou, Beijing and Shenyang.
(2)	Operating lease obligations arise from operating lease agreements principally for office spaces in China.
(3)	Purchase obligations represent commitments under non-cancellable contracts we entered into with certain EMS providers that allow them to procure inventory required to provide the manufacturing services for our products.

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

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Defu Dong	44	Chairman and Chief Executive Officer
Deyou Dong	40	Director, President and Chief Operating Officer
Jy-Ber Gilbert Lee	59	Director
Hung Hsin (Robert) Chen	69	Independent Director
Ken Lu	52	Independent Director
Ling Sui	59	Independent Director
Hui (Tom) Zhang	42	Independent Director
Yuping Ouyang	40	Chief Financial Officer
Yibo Fang	46	Chief Technology Officer

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

Dr. Ken Lu has been our independent director since August 2006. Dr. Lu is a founder and managing director of Seres Asset Management Limited, an investment management company focusing on the Asian equity markets. Prior to that, Dr. Lu was a managing director of APAC Capital Advisors Limited. Dr. Lu has also worked as a research analyst at a number of leading investment banks, including JP Morgan and Credit Suisse, serving as the Head of China Research at Credit Suisse from October 2001 to May 2004. Dr. Lu also serves on the boards and audit committees of China Biological Product, Inc., a company listed on the NASDAQ, and China Cord Blood Corporation, a company listed on the New York Stock Exchange. He received his Bachelor of Science degree from Peking University in 1985, his Master of Science degree from Brigham Young University in 1988, and his Ph. D. degree in finance from the University of California, Los Angeles in 1998.

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

The business address of our directors and executive officers is c/o China Techfaith Wireless Communication Technology Limited, Tower C, No. 5, Rong Chang East Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, People’s Republic of China.

B. Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately US$0.2 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. We contributed US$0.04 million for executive pension and retirement benefits in 2013 as required by PRC law.

Share Incentives

In 2005, our board of directors and our shareholders approved a 2005 share incentive plan, or the 2005 plan, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. A total of 40,000,000 ordinary shares have been reserved for issuance under the 2005 plan, under which 38,801,636 options and 644,090 non-vested shares were granted as of the date of this annual report. Our future grants of share incentives will be made pursuant to the 2005 plan.

The following table summarizes, as of December 31, 2013, the basic terms of the outstanding options granted under the 2005 plan to our directors and senior executive officers.

	Number of Ordinary Shares Underlying the Options Granted, as of the Date of Grant	Price (US$/Share)	Date of Grant	Expiration Date
Hung Hsin (Robert) Chen	300,000	0.272	April 21, 2011	April 21, 2021
Jy-Ber Gilbert Lee	131,636	1.083	August 13, 2005	August 13, 2015
	300,000	0.272	April 21, 2011	April 21, 2021
Hui (Tom) Zhang	300,000	0.272	April 21, 2011	April 21, 2021
Ken Lu	300,000	0.272	April 21, 2011	April 21, 2021
Ling Sui	300,000	0.272	April 21, 2011	April 21, 2021
Defu Dong	6,000,000	0.254	June 30, 2011	June 30, 2021
Deyou Dong	3,000,000	0.254	June 30, 2011	June 30, 2021
Yuping Ouyang	3,000,000	0.254	June 30, 2011	June 30, 2021
Yibo Fang	3,000,000	0.254	June 30, 2011	June 30, 2021

Total	16,631,636

The following table summarizes, as of March 31, 2014, the nonvested shares granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan.

	Number of Ordinary Shares Underlying the Nonvested Shares Granted, as of the Date of Grant	Price (US$/Share)	Date of Grant
Hung Hsin (Robert) Chen	65,818	—	August 12, 2006
Hui (Tom) Zhang	65,818	—	August 12, 2006
Ken Lu	65,818	—	November 11, 2006
Ling Sui	65,818	—	August 11, 2007

Total	263,272

The following paragraphs describe the principal terms of the 2005 plan.

Types of Awards. We may grant the following types of awards under our 2005 plan:

•	our ordinary shares;

•	options to purchase our ordinary shares;

•	nonvested shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;

•	nonvested share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;

•	share appreciation rights, which provide for the payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

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

C. Board Practices

In 2013, our directors held four meetings. Each director participated in all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The NASDAQ Stock Market, Inc. Marketplace Rules, or the NASDAQ Rules.

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope of the annual audits, the fees paid to our independent auditors, the results of our annual audits, compliance with our accounting and financial policies and management’s procedures, policies relating to the adequacy of our internal accounting controls and pre-approval of non-audit services rendered to us by our independent auditors. In 2013, our audit committee held four meetings.

Our audit committee currently consists of Dr. Ken Lu, Mr. Robert Chen and Ms. Ling Sui, all of whom meet the audit committee independence standard under Rule 10A-3 under the Exchange Act. Each of them also meets the independence definition under Rule 5605 of the NASDAQ Rules. Dr. Ken Lu and Ms. Ling Sui are “financial experts” as defined under the NASDAQ Rules.

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

Our compensation committee currently consists of Dr. Hui (Tom) Zhang, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the NASDAQ Rules. In 2013, our compensation committee held one meeting.

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

Our corporate governance and nominating committee currently consists of Dr. Hui (Tom) Zhang, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the NASDAQ Rules. In 2013, our corporate governance and nominating committee did not hold any meetings.

Duties of Directors

Under Cayman Islands laws, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Officers

All directors hold office until the expiration of their terms and until their successors have been elected and qualified. A director may only be removed by our shareholders at any time before the expiration of his term. Officers are elected by and serve at the discretion of the board of directors.

D. Employees

As of December 31, 2013, we had 286 employees, including 177 in research and development and supportive function, 49 in selling and marketing and 60 in management and administration.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. In 2012, we set up a labor union for our employees solely for the better administration of employee benefits, and our management has always maintained friendly relations with the union.

E. Share Ownership

As of the date of this annual report, 794,003,193 ordinary shares of our company were outstanding, excluding shares issuable upon the exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this annual report, approximately 62.2% of the issued and outstanding shares were held by two record shareholders in the United States, including 32,899,333 ADSs held by The Bank of New York Mellon, our ADS depositary.

The following table sets forth information with respect to our directors and executive officers’ beneficial ownership of our ordinary shares on a fully diluted basis as of the date of this annual report, to the extent such ownership exists.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Directors and Executive Officers:
Defu Dong (3)	259,195,000	32.5%
Deyou Dong (4)	2,250,000	*
Jy-Ber Gilbert Lee (5)	431,636	*
Hung Hsin (Robert) Chen (6)	365,818	*
Hui (Tom) Zhang (7)	365,818	*
Ken Lu (8)	365,818	*
Ling Sui (9)	365,818	*
Yuping Ouyang (10)	2,250,000	*
Yibo Fang (11)	2,250,000	*
All directors and executive officers as a group	267,839,908	33.2%

*	Less than 1% of the total number of our outstanding shares as of the date of this annual report.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 794,003,193 being the number of ordinary shares outstanding as of the date of this annual report and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after the date of this annual report, or the number of nonvested shares held by such person or group, if any, that will fully vest within 60 days after the date of this annual report, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after the date of this annual report by option or other agreement.
(3)	Includes (i) 171,195,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust, (ii) 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust, and (iii) 4,500,000 ordinary shares that were issuable upon exercise of options held by Mr. Defu Dong within 60 days after the date of this annual report. Mr. Defu Dong is the sole director of each of Oasis Land Limited and Helio Glaze Limited, with the sole power to vote on behalf of Oasis Land Limited and Helio Glaze Limited on all matters of our company requiring shareholder approval.
(4)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Deyou Dong within 60 days after the date of this annual report.
(5)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Jy-Ber Gilbert Lee within 60 days after the date of this annual report.
(6)	Includes 65,818 ordinary shares held by Mr. Hung Hsin (Robert) Chen, and ordinary shares that were issuable upon exercise of options held by Mr. Chen within 60 days after the date of this annual report.
(7)	Includes 65,818 ordinary shares held by Mr. Hui (Tom) Zhang, and ordinary shares that were issuable upon exercise of options held by Mr. Zhang within 60 days after the date of this annual report.

(8)	Includes 65,818 ordinary shares held by Mr. Ken Lu, and ordinary shares that were issuable upon exercise of options held by Mr. Lu within 60 days after the date of this annual report.
(9)	Includes 65,818 ordinary shares held by Ms. Ling Sui, an ordinary shares that were issuable upon exercise of options held by Ms. Sui within 60 days after the date of this annual report.
(10)	Represents ordinary shares that were issuable upon exercise of options held by Ms. Ouyang within 60 days after the date of this annual report.
(11)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Fang within 60 days after the date of this annual report.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by our other principal shareholders.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Other Principal Shareholders:
IDGVC Partners (3)	78,814,628	9.9%
Active Century Holdings Limited (4)	57,204,066	7.2%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 794,003,193, the number of ordinary shares outstanding as of the date of this annual report.
(3)	On June 9, 2009, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to IDG Funds, affiliates of IDGVC Partners, a leading venture capital firm. The notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. According to the relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the notes into our ordinary shares, and the remaining 37.5% was converted into shares of 798 Entertainment Limited. As a result of the conversion, we issued 78,814,628 of our ordinary shares to IDG Funds on September 8, 2010. Following this conversion, the IDG Funds exercised their registration rights under the notes represented by 5,254,309 ADSs outstanding on a fully diluted basis.
(4)	In January 2010, we entered into an agreement to obtain control of QIGI Technology in a stock-plus-cash transaction valued at approximately US$13.1 million. The consideration for this transaction is 65,934,066 of our ordinary shares. During the years ended in 2010 and 2011, the profits of QIGI Technology had met the relevant performance target required for Active Century to retain all of the ordinary shares previously granted to it.

For more information with respect to share options, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentives.”

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transactions with Ying Bai Technology Ltd.

Ying Bai Technology Limited. (“Ying Bai”, formerly known as Techfaith Technology (Shenyang) Limited.) and De Ming Technology (Hangzhou) Limited. (“De Ming”) (formerly known as Kang Mu Ni Electronics (Hangzhou) Limited.) are subsidiaries of Techfaith Technology Limited (“Techfaith Technology”), a company established in April 2007. Techfaith Technology is a 100% owned subsidiary of Techfaith Electronics Limited, a company established in September 2007, of which the our Founder and CEO holds 43% equity interest before December 30, 2011. On December 30, 2011, Techfaith Electronics Limited sold 100% equity interest of Techfaith Technology to a third party.

In 2011, we sold raw materials to Ying Bai for US$0.08 million and purchased product from Ying Bai for US$35.8 million.

During 2012 and 2013, we had no related party transaction.

Share Options and Non-vested Share Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees—Share Incentives.”

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

Subject to the Cayman Islands Companies Law, as amended from time to time, our board of directors may from time to time declare dividends on shares in issue. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ for the time periods indicated.

	Trading Price
	High	Low
Annual High and Low
2009	3.93	1.11
2010	4.34	1.91
2011	6.96	1.55
2012	2.70	0.87
2013	2.08	0.95

Quarterly Highs and Lows
First Quarter 2012	2.70	1.45
Second Quarter 2012	1.59	0.87
Third Quarter 2012	1.31	0.90
Fourth Quarter 2012	1.54	0.93
First Quarter 2013	1.47	0.98
Second Quarter 2013	1.14	0.95
Third Quarter 2013	1.94	0.99
Fourth Quarter 2013	2.08	1.28
First Quarter 2014	3.01	1.62

Monthly Highs and Lows
October 2013	2.08	1.29
November 2013	1.60	1.28
December 2013	1.75	1.32
January 2014	2.25	1.62
February 2014	2.66	1.77
March 2014	3.01	1.77
April 2014 (through April 25, 2014)	1.98	1.61

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

C. Material Contracts

For the two years immediately preceding publication of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

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

This discussion does not address any U.S. state, local or non-United States tax considerations, or any U.S. federal estate, gift or alternative minimum tax considerations or the Medicare tax.

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

For United States federal income tax purposes, a holder of ADSs will be treated as the beneficial owner of the underlying ordinary shares represented by the ADSs . Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the price of our ADSs and ordinary shares and the composition of assets (in particular, the retention of a large amount of cash), we believe that it is very likely that we were classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2013, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2014 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains tax rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed above) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NASDAQ will be considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed above, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. U.S. Holders are advised to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Our risk exposure from changes in interest rates relates primarily to the interest income generated by excess cash invested in short-term bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical 0.5 percentage point decrease in interest rates would have resulted in a decrease of approximately US$1.3 million in our interest income for the year ended December 31, 2013.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2013, we had RMB-denominated cash balances of RMB1602.7 million and U.S. dollar-denominated cash balances of US$0.9 million. Assuming we had converted the RMB-denominated cash balance of RMB1602.7 million into U.S. dollars at the exchange rate of US$1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been US$264.7 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to US$262.1 million, representing a difference of US$2.6 million.

Inflation Risk. Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 5.4%, 2.6% and 2.6%, respectively. Although we were not materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2013, we were entitled to receive US$107,699.84 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility. This amount has been paid as of the date of this annual report.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Our management has concluded that our disclosure controls and procedures as of the end of the period ended December 31, 2013 were effective.

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

We have conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission , or COSO. Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2013 based on criteria in Internal Control — Integrated Framework (1992) issued by the COSO. We have chosen to voluntarily comply with the provisions of Section 404(b) of the Sarbanes-Oxley Act, and the effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of the Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

We have audited the internal control over financial reporting of China Techfaith Wireless Communication Technology Limited, its subsidiaries, and its variable interest entity (collectively the “Group”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2013 of the Group and our report dated April 29, 2014 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2014

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting in the year ended December 31, 2013, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2012	2013
	(In thousands of US$)
Audit fees (1)	1,173	1,202
Audit-related fees (2)	—	—
Tax fees (3)	78	20
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee. Our audit committee has adopted a combination of two approaches in pre-approving proposed services: general pre-approval and specific pre-approval. With general approval, proposed services are pre-approved without consideration of specific case-by-case services. With specific approval, proposed services require the specific pre-approval of the audit committee. Unless a type of service has received general pre-approval, it will require specific pre-approval by our audit committee. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by our audit committee.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We have a share repurchase program under which our company is authorized, but not obligated, to repurchase up to US$10 million worth of our outstanding ADSs from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and are subject to restrictions relating to volume, price and timing. As of the date of this annual report, a total of 61,200 American depositary shares, representing 918,000 ordinary shares, have been purchased under this program, all during December 2009. Pursuant to the board resolutions, our board will review this share repurchase program periodically and may adjust its terms and size accordingly, including suspending or discontinuing the program altogether at any time.

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

We intend to follow home country practice with respect to annual meetings. We did not hold any annual meeting of shareholders in 2013. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 18. Financial Statements

The consolidated financial statements for China Techfaith Wireless Communication Technology Limited, its subsidiaries, and its variable interest entity are included at the end of this annual report.

ITEM 19. Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.3	Note Subscription and Rights Agreement, dated as of April 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.4	Transfer and Assumption Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.5	Share Swap Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.6	Investor Rights Agreement dated June 9, 2009 among the Registrant, Leo Technology Limited, now renamed 798 Entertainment Limited, affiliates of IDGVC Partners, Infiniti Capital Limited and other parties thereto (incorporated by reference to Exhibit 2.6 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 19, 2010).

4.1	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

Exhibit Number	Document

4.4	CDMA Modem Card License Agreement dated March 9, 2004 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.5	Share Purchase Agreement dated January 1, 2010 between Active Century Holdings Limited, Citylead Limited, the Registrant, QIGI&BODEE Technology Limited, QIGI& BODEE Technology (Beijing) Co., Ltd. and certain persons listed therein (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.6	Share Purchase Agreement dated January 4, 2010 between Active Century Holdings Limited, Citylead Limited, the Registrant, QIGI&BODEE Technology Limited, QIGI& BODEE Technology (Beijing) Co., Ltd. and certain persons listed therein (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.7	Shareholders’ Agreement dated April 22, 2011 between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd. (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011) ..

4.8	Agreement dated May 10, 2011 between Techfaith BVI and the Administration Committee of Shenyang Puhe New Town (“PuHe”) (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.9	Translation of Equity Pledge Agreement dated February 5, 2010 between Tecface International Technology Limited, QIGI&BODEE Technology (Beijing) Co., Ltd, Enhai Xu and Deling Han and amendment dated November 11, 2010 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

4.10	Translation of Exclusive Option Agreement dated February 5, 2010 between Tecface International Technology Limited, QIGI&BODEE Technology (Beijing) Co., Ltd, Enhai Xu and Deling Han. (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

4.11	Translation of Power of Attorney dated February 5, 2010 by Enhai Xu and Deling Han. (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

4.12	Translation of Exclusive Business Cooperation Agreement dated February 5, 2010 between Tecface International Technology Limited and QIGI&BODEE Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

Exhibit Number	Document

4.13	Translation of Supplemental Agreements dated June 17, 2011 and July 4th, 2011, respectively, between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd., to Shareholders’ Agreement dated April 22, 2011 between the same parties (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

4.14*†	Software licensing agreement dated November 8, 2012 between Techfaith Wireless Technology Group Limited and MediaTek Inc.

4.15*	Summary translation of construction agreement dated September 11, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Bazhong Guangsha Construction and Installment Project Co., Ltd.

4.16*	Summary translation of construction agreement dated April 20, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Jiangsu Huakun Construction Project Co., Ltd.

4.17*	Summary translation of construction agreement dated June 26, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing Zhongtai Zhongli Construction Project Co., Ltd.

4.18*	Summary translation of construction agreement dated October 8, 2012 between 17fox Technology (Shenyang) Co. Limited and Benxi Steel (Group) No. 2 Construction Engineering Co., Ltd.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 25, 2009).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of Beijing Tian Yuan Law Firm.

101INS*	XBRL Instance Document

101SCH*	XBRL Taxonomy Extension Schema Document

101CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed with this annual report on Form 20-F.

†	Confidential treatment is being requested with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED

By:	/s/ Defu Dong
Name:	Defu Dong
Title:	Chief Executive Officer

Date: April 29, 2014

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited, its subsidiaries, and its variable interest entity (collectively the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2013, and related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2014

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	December 31,
	2012	2013
ASSETS

Current assets:
Cash and cash equivalents	$257,950	$265,649
Accounts receivable, net of allowances of $7,796 and $543 as of December 31, 2012 and 2013, respectively	8,666	17,100
Note receivable, net	—	58
Inventories, net	7,490	13,576
Prepaid expenses and other current assets	15,678	10,436

Total current assets	289,784	306,819

Property, plant and equipment, net	80,614	94,282
Land use rights, net	10,645	10,729
Acquired intangible assets, net	4,061	2,798
Goodwill	1,242	—

TOTAL ASSETS	$386,346	$414,628

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2012 and 2013, respectively)	$11,140	$14,247
Short-term loans (including short-term loans of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2012 and 2013, respectively)	15,350	15,350
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $184 and $189 as of December 31, 2012 and 2013, respectively)	11,784	21,302
Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2012 and 2013, respectively)	9,173	9,525
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2012 and 2013, respectively)	4,178	3,854
Income tax payable (including income tax payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $21 and $22 as of December 31, 2012 and 2013, respectively)	1,062	254
Put option liability (including put option of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2012 and 2013, respectively)	1,680	1,830

Total current liabilities	54,367	66,362

Long-term loan (including long-term loan of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2012 and 2013, respectively)	290	290

Total liabilities	54,657	66,652

Commitments (Note 20)
Equity:
Ordinary shares of par value $0.00002:
(50,000,000,000,000 shares authorized; shares issued and outstanding, 794,003,193 and 794,003,193, as of December 31, 2012 and 2013, respectively)	16	16
Additional paid-in capital	142,837	144,083
Accumulated other comprehensive income	46,822	55,841
Statutory reserve	23,137	23,730
Retained earnings	93,472	90,409

Total China Techfaith Wireless Communication Technology Limited shareholders’ equity	306,284	314,079

Noncontrolling interests	25,405	33,897

Total equity	331,689	347,976

TOTAL LIABILITIES AND EQUITY	$386,346	$414,628

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended December 31,
	2011	2012	2013
Revenues:
ODP	$212,784	$57,803	$79,661
Brand name phone sales	67,535	50,266	32,203
Game	43,481	29,594	7,643

Total net revenues	323,800	137,663	119,507

Cost of revenues:
ODP	(174,991)	(53,971)	(70,989)
Brand name phone sales	(41,280)	(34,250)	(25,374)
Game	(22,293)	(18,146)	(6,307)

Total cost of revenues	(238,564)	(106,367)	(102,670)

Gross profit	85,236	31,296	16,837

Operating expenses:
Research and development	(13,541)	(9,343)	(8,285)
Selling and marketing	(17,196)	(12,328)	(2,535)
General and administrative	(18,848)	(5,594)	(6,322)
Impairment of goodwill	(606)	—	(1,242)
Impairment of long-lived assets	—	(3,833)	(3,625)

Total operating expenses	(50,191)	(31,098)	(22,009)

Government subsidy income	224	232	357
Other operating income	2,824	1,124	2,121

Income (loss) from operations	38,093	1,554	(2,694)

Interest expenses	—	—	(115)
Interest income	1,365	2,032	1,888
Other (expenses) income, net	(79)	354	246
Change in fair value of put option	(150)	(150)	(150)

Income (loss) before income taxes	39,229	3,790	(825)
Income tax expenses	(9,419)	(5,635)	(2,146)

Net income (loss)	29,810	(1,845)	(2,971)
Less: Net income (loss) attributable to noncontrolling interests	2,683	1,449	(501)

Net income (loss) attributable to China Techfaith Wireless Communication Technology Limited	$27,127	$(3,294)	$(2,470)

Net income (loss) per share attributable to China Techfaith Wireless Communication Technology Limited:
Basic	$0.03	$(0.00)	$(0.00)

Diluted	$0.03	$(0.00)	$(0.00)

Weighted average shares used in computation:
Basic	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193

Other comprehensive income, net of tax

Foreign currency translation adjustment	$13,026	$3,525	$9,892

Comprehensive income	42,836	1,680	6,921
Less: Comprehensive income attributable to noncontrolling interest	3,210	1,749	372

Comprehensive income (loss) attributable to China Techfaith Wireless Communication Technology Limited:	$39,626	$(69)	$6,549

Share based compensation expenses:
Research and development	615	355	393
Selling and marketing	344	198	220
General and administrative	1213	617	633

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Statutory	Retained	Equity attributable to China Techfaith Wireless Communication Technology Limited	Noncontrolling	Total
	Number	Amount	capital	income	reserve	earnings	Shareholders	Interests	equity
Balance as at January 1, 2011	794,003,193	$16	$139,495	$31,098	$16,679	$76,097	$263,385	$6,162	$269,547
Foreign currency translation adjustments	—	—	—	12,499	—	—	12,499	527	13,026
Share-based compensation	—	—	2,172	—	—	—	2,172	—	2,172
Net income	—	—	—	—	—	27,127	27,127	2,683	29,810
Provision for statutory reserve	—	—	—	—	5,952	(5,952)	—	—	—
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	11,430	11,430

Balance as at December 31, 2011	794,003,193	16	141,667	43,597	22,631	97,272	305,183	20,802	325,985
Foreign currency translation adjustments	—	—	—	3,225	—	—	3,225	300	3,525
Share-based compensation	—	—	1,170	—	—	—	1,170	—	1,170
Net (loss) income	—	—	—	—	—	(3,294)	(3,294)	1,449	(1,845)
Provision for statutory reserve	—	—	—	—	506	(506)	—	—	—
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	2,854	2,854

Balance as at December 31, 2012	794,003,193	16	142,837	46,822	23,137	93,472	306,284	25,405	331,689
Foreign currency translation adjustments	—	—	—	9,019	—	—	9,019	873	9,892
Share-based compensation	—	—	1,246	—	—	—	1,246	—	1,246
Net loss	—	—	—	—	—	(2,470)	(2,470)	(501)	(2,971)
Provision for statutory reserve	—	—	—	—	593	(593)	—	—	—
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	8,120	8,120

Balance as at December 31, 2013	794,003,193	$16	$144,083	$55,841	$23,730	$90,409	$314,079	$33,897	$347,976

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended December 31,
	2011	2012	2013
Operating activities:
Net income (loss)	$29,810	$(1,845)	$(2,971)
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss on disposal of property, plant and equipment	(44)	344	—
Loss on disposal of intangible assets	—	94	—
Gain from disposal of other asset	(903)	—	—
Impairment of goodwill	606	—	1,242
Impairment of long-lived assets	—	3,833	3,625
Amortization of acquired intangible assets	486	2,140	2,337
Amortization of land use rights	134	217	223
Inventory provision	10,504	3,142	1,475
Warranty provision	(246)	47	94
Accrual (reversal) of allowance for doubtful accounts	10,256	(1,606)	(319)
Depreciation of property, plant and equipment	3,160	3,615	3,645
Change in fair value of put option	150	150	150
Share-based compensation	2,172	1,170	1,246
Deferred tax	(81)	104	—
Changes in operating assets and liabilities:
Accounts receivable	10,757	(250)	(7,743)
Inventories	(158)	(2,574)	(7,251)
Prepaid expenses and other current assets	(2,750)	(2,995)	5,117
Payments for land use rights	(10,889)	—	—
Accounts payable	534	2,231	2,742
Accrued expenses and other current liabilities	8,547	(8,677)	875
Advance from customers	739	610	175
Deferred revenue	(84)	3,908	(438)
Income tax payable	(1,486)	(698)	(825)

Net cash provided by operating activities	61,214	2,960	3,399

Investing activities:
Purchase of property, plant and equipment	(25,965)	(15,690)	(9,873)
Proceeds from sale of property, plant and equipment	45	—	—
Purchase of intangible assets	—	(5,820)	(3,083)
Deposit received for potential sale of property, plant and equipment	—	—	1,632

Net cash used in investing activities	(25,920)	(21,510)	(11,324)

Financing activities:
Capital contribution by noncontrolling shareholders	6,403	7,881	8,120
Proceeds from short-term borrowing	—	15,350	—

Net cash provided by financing activities	6,403	23,231	8,120

Effect of exchange rate changes on cash and cash equivalents	10,404	2,632	7,504
Net increase in cash and cash equivalents	52,101	7,313	7,699
Cash and cash equivalents at the beginning of the year	198,536	250,637	257,950

Cash and cash equivalents at the end of the year	$250,637	$257,950	$265,649

Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$11,024	$6,228	$2,970

Non-cash investing and financing activities:
Interest expenses	$—	$—	$115

Purchase of property, plant and equipment	$—	$—	$4,973

Purchase of intangible assets	$—	$—	$1,497

Capital contribution receivable from a noncontrolling shareholder	$5,027	$53	$54

Receivable for disposal of other assets (Note 17)	$1,193	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Techfaith Wireless Communication Technology Limited (the “Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries and variable interest entity (the “VIE”) include the following as of December 31, 2013:

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Subsidiaries	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership

Fair Nice Technology Limited (“Fair Nice”)	February 26, 2007	BVI	100%

Techfaith Wireless Communication Technology (Shenyang) Limited (“Techfaith Shenyang”)	March 27, 2007	PRC	100%

Techfaith Wireless Technology (HK) Limited (“Technology HK”)	December 10, 2008	Hong Kong	100%

Media Chance Limited (“Media Chance”)	August 13, 2009	Hong Kong	51%

Time Spring Limited (“Time Spring”)	October 28, 2009	BVI	51%

Shenyang 17vee Move Co. Limited (“17VEESY”) (formerly known as UU Internet Technology (Shenyang) Limited)	November 26, 2009	PRC	67.8%

Glomate Mobile (Beijing) Co., Limited. (“Glomate”)	January 5, 2010	PRC	51%

Citylead Limited (“Citylead”)	February 10, 2010	BVI	100%

QIGI&BODEE Technology Limited (“QIGI HK”)	February 10, 2010	Hong Kong	100%

Tecface International Technology Limited (“Tecface International Technology”) (formerly known as QIGI&BODEE International Technology (Beijing) Limited)	February 10, 2010	PRC	100%

Tecface Communication & Equipment (Beijing) Limited (“Tecface Communication Equipment Beijing”)	September 16, 2011	PRC	60%

17fox Technology (Shenyang) Co. Limited (“17FOXSY”) (formerly known as Tecface International Mobile (Shenyang) Co., Limited)	September 22, 2011	PRC	83.3%

VIE

QIGI&BODEE Technology (Beijing) Co., Limited (“QIGI Technology”)	February 10, 2010	PRC	nil

*	In July 2009, 798 Entertainment issued 345,722 class B Ordinary Shares to a third party-investor, which are convertible into 798 Entertainment’s ordinary shares. In addition, in June 2009, 798 Entertainment issued convertible notes of $10,000 to another two third-party investors. In September 2010, these investors exercised their options to convert the convertible notes for 129,668 class B Ordinary Shares from 798 Entertainment and 78,814,628 of the Company’s Ordinary Shares. After the series of transactions, the Group’s ownership in 798 Entertainment was changed from 100% to 67.8% since then.

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

China Techfaith Interactive Internet Technology Limited (“Techfaith Interactive”) filed for bankruptcy on October 13, 2012. Accordingly, the Company deconsolidated Techfaith Interactive because the Company no longer had the ability to direct the activities that most significantly affect the Techfaith Interactive’s economic performance. A gain of US$0.4 million was recorded in consolidated statement of comprehensive income for the year ended December 31, 2012 under the caption of “Other (expense) income, net” as a result of deconsolidation. There were no remaining assets or liabilities associated with Techfaith Interactive in the accompanying consolidated balance sheet as of December 31, 2012. The Company has no further involvement with Techfaith Interactive.

Variable interest entity

On February 10, 2010, the Group acquired Citylead, a Chinese brand mobile phone company. QIGI Technology is jointly owned by Mr. Xu Enhai and Ms. Han Deling for 66.7% and 33.3%, respectively. Citylead, through Tecface International Technology entered into a number of contractual agreements with QIGI Technology and its equity owners on February 5, 2010, Tecface International Technology has the power to direct the activities that most significantly affect the QIGI Technology’s economic performance and the ability to receive the majority of expected residual returns of QIGI Technology.

Power of attorney

The legal shareholders of QIGI Technology have executed an irrevocable power of attorney appointing Tecface International Technology, or any person designated by Tecface International Technology as their attorney-in-fact to vote on their behalf on all matters, including but not limited to the dividend declaration, of the QIGI Technology requiring shareholder approval under PRC laws and regulations and the articles of association of QIGI Technology. The power of attorney remains effective indefinitely and noncancelable by the legal shareholders.

The Articles of Associations of QIGI Technology state that the major rights of the shareholders in a shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation, review and approve the annual budget and earnings distribution plan. Therefore, through the irrevocable power of attorney arrangement Tecface International Technology has the ability to exercise effective control over the QIGI Technology through shareholder votes and through such votes to also control the composition of the board of directors. In addition, the senior management teams of QIGI Technology and those of Tecface International Technology are all assigned by the Company. As a result, the Company has the power to direct the activities of the QIGI Technology that most significantly impact their economic performance.

Exclusive business cooperation agreement

Tecface International Technology signed the exclusive business cooperation agreement with QIGI Technology to provide technological, management, sales & marketing, and all the other core services. As consideration for these services, Tecface International Technology is entitled to charge QIGI Technology annual service fees that is equivalent to QIGI Technology’s annual net income. The exclusive business cooperation agreement will terminate when (1) Tecface International Technology is dissolved, (2) Tecface International Technology exercises the exclusive purchased option agreement as mentioned below and (3) Tecface International Technology intends to terminate this agreement with a prior notification of 30 days.

Exclusive purchase option agreement

Tecface International Technology has the right to purchase all or part of the shares capital of QIGI Technology. The purchase price is equal to RMB 1.00 or the lowest price allowed by PRC law. The right granted to Tecface International Technology under this agreement was exclusive and irrecoverable. The rights and duties under this agreement can be transferred to any third party appointed by Tecface International Technology. The exclusive option agreement will not be terminated until Tecface International Technology exercises its right to purchase the QIGI Technology’s shares pursuant to this agreement.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Variable interest entity - continued

Equity pledge agreement

Shareholders of the QIGI Technology have pledged all of their equity interests in QIGI Technology with Tecface International Technology to insure the fulfillment of the above agreements. The equity pledge agreement remains in full force until QIGI Technology fulfills its obligations under the exclusive business cooperation agreement mentioned above.

As a result of these contractual arrangements, the Company (through Tecface International Technology, its wholly owned subsidiary) has (1) the power to direct the activities of QIGI Technology that most significantly impacts QIGI Technology’s economic performance and (2) the right to receive economic benefits from QIGI Technology, and accordingly, the Company has consolidated the financial results of QIGI Technology in the consolidated financial statements for all the periods presented.

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

The Company believes that Tecface International Technology’s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. The exclusive purchase option agreement provides the Company with a mechanism to remove shareholders of the VIE at any time and for any reason. If any conflict of interest or dispute between the Company and the shareholders of the VIE arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The Company’s ability to control the VIE is also dependent on the power of attorney that the Tecface International Technology has to vote on all matters requiring shareholder approval for the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

The Company believes that Tecface International Technology’s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines or other actions. If necessary, the Company will exercise its rights under the exclusive purchase option agreement to purchase and directly hold the equity interest in QIGI Technology. Although QIGI Technology currently contributes a relatively small portion of our revenues, if we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of QIGI Technology, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of QIGI Technology into our consolidated financial statements in accordance with U.S. GAAP.

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

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Variable interest entity - continued

Risks in relation to the VIE structure - continued

The following financial statement amounts and balances of the Group’s VIE were included in the accompanying consolidated financial statements after the elimination of the inter-company transactions and balances:

	December 31,
	2012	2013

Total current assets	$27,070	$28,128
Total non-current assets	1,442	—
Total assets	$28,512	$28,128

Total assets as % of the Group’s total assets	7%	7%

Total current liabilities	$205	$211
Total non-current liabilities	—	—
Total liabilities	$205	$211

Total Liabilities as % of the Group’s total liabilities	—	—

	2011	2012	2013

Net revenues	$1,868	$3	$—

Net revenues as % of the Group’s net revenue	1%	—	—

Net loss	$(62)	$(3,194)	$(1,179)

	2011	2012	2013
Net cash (used in) provided by operating activities	$(6,368)	$(1,373)	$1,056
Net cash used in investing activities	(2)	—	—
Net cash provided by financing activities	$—	$—	$—

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, provision for inventory written down, allowance for account receivable, valuation allowance for deferred tax assets, impairment for goodwill, useful lives and impairment for property, plant and equipment and intangible assets.

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

Inventories

Inventories of the Group consist of raw materials, finished goods and work in progress. Inventories are stated at the lower of cost or market. Inventory costs include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to us by suppliers, and production of manufactured products for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value based upon estimates of future demand, technology developments, and market conditions.

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

Business taxes

The Group’s PRC subsidiaries and VIE are subject to business taxes at the rate of 5% on certain types of services and the related revenues are presented net of business taxes incurred. The Group reports revenue net of business taxes. Business taxes deducted in arriving to net revenue during 2011, 2012 and 2013 totaled $78, $324 and $61, respectively.

Value added tax (“VAT”) and VAT refund

VAT on sales is calculated at 17% on revenue from product and component sales, 6% on revenue from design fees starting from January 1, 2012 for subsidiaries located in Shanghai, and September 1, 2012 for subsidiaries located in Beijing and paid after deducting input VAT on purchases. The Group reports revenue net of VAT. VAT during 2011, 2012 and 2013 totaled $53,762, $22,775 and $16,903, respectively.

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

	2011	2012	2013
Balance at beginning of the year	$277	$36	$83
Provision during the year	39	92	149
Reversal during the year	(285)	(45)	(55)
Exchange difference	5	—	2

Balance at end of the year	$36	$83	$179

Government subsidies and grants

Some local governments in the PRC give subsidies to companies as an incentive to establish business in its jurisdiction. These government subsidies are recognized as subsidy income in the statements of comprehensive income (loss) when they are received as the Group does not have further obligation to earn these subsidies. The Group recorded government subsidy income of $224, $232 and $146 for the years ended December 31, 2011, 2012 and 2013, respectively

The Group also receives government grants as compensation of performing government endorsed projects. The grants are refundable until the Group achieves certain performance measures. These government grants are recorded as a liability until earned. The Group recognizes these grants as subsidy income once it completes the relevant projects and achieves the performance measures. The Group recorded such government subsidy income of $nil, $nil and $211for the years ended December 31, 2011, 2012 and 2013. The amount of $683, $995 and $2,180 were recorded as a liability on the balance sheet as of December 31, 2011, 2012 and 2013, respectively.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $12,930, $8,988 and $214 in 2011, 2012 and 2013, respectively, and have been included as part of selling and marketing expenses.

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

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income (loss).

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not identify significant unrecognized tax benefits for years ended December 31, 2012 and 2013. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Group’s unrecognized tax benefits would not change significantly within 12 months from December 31, 2013.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income (loss).

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

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers; however, upfront deposit based on a portion of the design fee under the contract will generally be required to be received when the design contract is entered into. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. Information relating to the Group’s major customers is summarized in Note 21.

Share-based payment

Share-based payment transactions with employees, such as share options and nonvested shares, are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, based on graded vesting attribution method prior to year 2011, with a corresponding impact reflected in additional paid-in capital. Effective January 1, 2011, the Company changed its method of amortization of share-based payment expense from the graded vesting attribution method to straight-line attribution method. Management believes the straight-line attribution method results in a better matching of amortization of share-based payment expense with employee service obtained.

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

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

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

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group will adopt this pronouncement on January 1, 2014 and do not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this Accounting Standards Update (“ASU”) is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group will adopt this pronouncement on January 1, 2014 and do not expect the adoption of this pronouncement will have a significant impact on its consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2012	2013

Accounts receivable	$16,462	$17,643
Less: allowance for doubtful accounts	(7,796)	(543)

Accounts receivable, net	$8,666	$17,100

Movement of allowance for doubtful accounts was as follows:

	2011	2012	2013

Balance at beginning of the year	$13,133	$9,394	$7,796
Charge to expenses	10,386	582	37
Reversal	(130)	(2,188)	(356)
Written-off	(14,511)	—	(6,949)
Exchange difference	516	8	15

Balance at end of the year	$9,394	$7,796	$543

4.	INVENTORIES, NET

Inventories consisted of the following:

	December 31,
	2012	2013

Raw materials	$8,510	$15,620
Finished goods	1,916	2,952
Work in progress	1,710	1,132

Less: allowance for inventory write-down	(4,646)	(6,128)

Inventories, net	$7,490	$13,576

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

4.	INVENTORIES, NET - continued

Movement of allowance for inventory write-down was as follows:

	2011	2012	2013

Balance at beginning of the year	$4,690	$1,985	$4,646
Charge to expenses	10,504	3,142	1,475
Written-off	(13,690)	(549)	(149)
Exchange difference	481	68	156

Balance at end of the year	$1,985	$4,646	$6,128

During 2011, 2012 and 2013, the Group recorded provisions for inventory write-downs of $10,504, $3,142 and $1,475, respectively, which were included in cost of sales. The increase in the allowance for inventory write-downs was mainly related to obsolete inventories that were not technologically suitable for future productions.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2012	2013

Advance to EMS providers	$9,565	$2,884
Value added taxes recoverable	2,248	2,486
Deposits	825	2,138
Rental receivable	638	1,120
Social insurance borne by employee	927	989
Staff advances	206	272
Other prepaid and current assets	136	222
Prepaid royalty fee	508	165
Prepaid testing and tooling fee	274	106
Capital contribution receivable from noncontrolling shareholders	53	54
Receivable for sale of testing equipment	298	—

	$15,678	$10,436

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31,
	2012	2013

Office building	$44,515	$50,201
Construction in progress	36,530	48,251
Plant and machinery	10,766	8,671
Software	8,258	8,408
Leasehold improvements	6,837	7,036
Furniture, fixtures and equipment	4,569	4,663
Motor vehicles	683	703

	$112,158	$127,933
Less: accumulated depreciation	(31,544)	(33,621)
Impairment of long-lived assets	—	(30)

Property, plant and equipment, net	$80,614	$94,282

The Group recorded depreciation expenses of $3,160, $3,615 and $3,645 for the years ended December 31, 2011, 2012 and 2013, respectively. The Group recorded impairment losses of $nil, $nil and $30 for the years ended December 31, 2011, 2012 and 2013 respectively.

7.	LAND USE RIGHTS, NET

	December 31,
	2012	2013

Land use rights	$11,000	$11,321
Less: accumulated amortization	(355)	(592)

Land use rights, net	$10,645	$10,729

Amortization expenses for land use rights totaled $134, $217 and $223 for the years ended December 31, 2011, 2012 and 2013, respectively. Future amortization expenses are $228 per year for each of the next 47 years through December 31, 2060.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

8.	ACQUIRED INTANGIBLE ASSETS

Acquired intangible assets, net consisted of the following:

	December 31,
	2012				2013
	Gross carrying amount	Accumulated amortization	Accumulated impairment loss	Net carrying amount	Gross carrying amount	Accumulated amortization	Accumulated impairment loss	Net carrying amount

Intangible assets with definite life:
- Software license	$10,742	$(4,774)	$(2,107)	$3,861	$15,634	$(7,171)	$(5,665)	$2,798
- Customer base	680	(393)	(287)	—	680	(393)	(287)	—
- Contract backlog	20	(20)	—	—	20	(20)	—	—
- Trade name and domain name	1,670	—	(1,470)	200	1,670	(50)	(1,620)	—

	$13,112	$(5,187)	$(3,864)	$4,061	$18,004	$(7,634)	$(7,572)	$2,798

The Group recorded amortization expenses of $486, $2,140 and $2,337 for the years ended December 31, 2011, 2012 and 2013, respectively.

In 2012, based on the actual and expected operating results of the ODP reporting unit, the Group recorded an impairment loss of $2,076 for related software licenses. Similarly, $287 and $1,470 of impairment expense was recorded for the brand name phone sales reporting unit’s customer base and trade name and domain name intangible assets, respectively, because of the Group’s plan to shift its production capacity from the “QiGi” brand, to which these intangible assets relate, to the Group’s self-developed “Tecface” brand, which result in the Group’s reassessment of the estimated economics life of QIGI’s trade name and domain name.

In 2013, based on recent information obtained in the fourth quarter of 2013, the future purchase orders of certain mobile phone products would not achieve the planned sales target and, the Group performed an impairment assessment on the intangible assets. As a result, the Group determined an impairment loss of $3,445 and $150 for software licenses, and trade name and domain name, respectively in 2013.

The fair value of these intangible assets was determined using income approach with significant unobservable inputs, which were classified as Level 3 measurements, primarily the estimated future cash flow, and discount rate of 25%. The impairment losses were recorded since the Group estimated the fair value associated with these assets were less than their carrying values.

The Group recorded impairment losses of $nil, $3,833 and $3,595 for the years ended December 31, 2011, 2012 and 2013 respectively.

The future amortization expenses for the net carrying amount of intangible assets with definite lives as of December 31, 2013 were as follows:

Year 2014	$1,084
Year 2015	1,076
Year 2016	638

$2,798

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

9.	GOODWILL

Changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2012 and 2013, consisted of the following:

	2012			2013
	ODP	Brand name phone sales	Total	ODP	Brand name phone sales	Total
Gross amount:
Beginning balance	$606	$1,242	$1,848	$606	$1,242	$1,848
Goodwill recognized in acquisition	—	—	—	—	—	—
Disposal	—	—	—	—	—	—

Ending balance	606	1,242	1,848	606	1,242	1,848

Accumulated impairment loss:
Beginning balance	(606)	—	(606)	(606)	—	(606)
Disposal	—	—	—	—	—	—
Charge for the year	—	—	—	—	(1,242)	(1,242)

Ending balance	(606)	—	(606)	(606)	(1,242)	(1,848)

Goodwill, net	$—	$1,242	$1,242	$—	$—	$—

During the third quarter of 2011, the Group determined that due to the significant decline in its stock price for a sustained period, there was an impairment indicator related to goodwill as of September 30, 2011. The Group performed an assessment of the carrying value of goodwill as of September 30, 2011. Based on that assessment, the Group concluded that goodwill allocated to the ODP reporting unit was fully impaired because the estimated growth rates and profit margins for future periods were expected lower than that of prior years.

In light of the recent sales forecast information obtained in the fourth quarter of 2013, which showed a continually declining sales performance and profit margins in Brand name phone sales reporting unit in the future years, the Group believe there was a potential impairment loss indicator on the goodwill of the reporting unit. The Group performed its first step goodwill impairment test and determined that the carrying value of the reporting unit exceeded their fair value.

To determine the fair value of each reporting units, the Group adopted a DCF model under the income approach, which considers a number of factors that include expected future cash flows which were based on seven-year financial forecasts developed by management that included revenue projections, capital spending trends, and investments in working capital to support anticipated revenue growth, discount rate of 25% and terminal growth rate of 2%. The discount rate was estimated after considering the risk and nature of the reporting unit’s cash flows and the rates of return market participants would require investing their capital in the reporting unit. The assumptions are inherently uncertain and subjective.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

9.	GOODWILL - continued

Having determined that the goodwill was potentially impaired, the Group began performing the second step of the goodwill impairment analysis which involved calculating the impaired fair value of the goodwill by allocating the fair value of the reporting unit to all of their assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. According to that assessment, the Group concluded that goodwill allocated to the Brand name phone sales reporting unit was fully impaired.

The Group recognized an impairment losses of $606, $ nil and $1,242 for the years ended December 31, 2011, 2012 and 2013, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2012	2013

Payables for construction in progress	$212	$5,212
Social insurance and benefits payables	3,795	4,030
Rental payable	2,129	3,311
Government subsidies	995	2,180
Payables to suppliers	1,167	1,844
Deposit received for potential sale of property, plant and equipment (1)	—	1,658
Accrued professional fees	1,038	876
Accrued wages	852	820
Accrued facility fee	211	214
Warranty provision	83	179
Customer deposits for minimum purchase	161	165
Accrued testing fee	42	142
Accrued interest expense	—	115
Tax payables	452	104
Accrued royalty and license fee	287	57
Commission payable	110	39
Others	250	356

	$11,784	$21,302

(1)	The amount as of December 31, 2013 represents a deposit received from Guanghuan Xinwang Limited (“Guanghuan”) for a potential sale of one floor of the Group’s office building in Beijing, which was undergoing the negotiation process and subject to Board’s approval.

11.	SHORT-TERM LOANS

On June 25, 2012 and September 5, 2012, Techfaith BVI (a wholly owned subsidiary of the Group) obtained three loans of $5,350, $5,000 and $5,000 denominated in U.S. dollars from an independent third party (the “Lender”) to fund its investment in 17FOXSY. These loans were due on demand by the Lender after one year from the date the loan agreements or upon the bankruptcy of Techfaith BVI. These loans were non-interest bearing and uncollateralized. In 2013, the Group signed the supplemental agreements, according to which the maturity of loans are extended and due on demand of the Lender after the second anniversary of the loans or other date mutually agreed and the loans are bearing an annual interest rate of 2% in the second year.

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

Hong Kong

No provision for Hong Kong Profits Tax was made for the years ended December 31, 2011, 2012 and 2013 on the basis that Techfaith HK, Technology HK, QIGI HK and Media Chance did not have any assessable profits arising in or derived from Hong Kong.

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

Techfaith China and Techfaith Intelligent Handset Beijing have obtained high and new technology enterprise under the old EIT law prior to January 1, 2008, obtained the HNTE in December 2008 and renewed the HNTE status in 2011 under the EIT Law. Techfaith Intelligent Handset Beijing was exempt from tax for three years followed by a 50% reduction in tax rate for the subsequent three years, starting from 2006.

Techfaith Shanghai is a qualified manufacturing foreign investment enterprise located in Shanghai Pudong according to the old EIT law prior to January 1, 2008, obtained HNTE in December 2008 and renewed the HNTE status in 2011.

Techfaith Hangzhou and TechSoft are foreign investment enterprise which was entitled to a two year exemption followed by a 50% reduction in tax rate for the subsequent three years over the statuary tax rate of 25% starting from 2007 and 2008, respectively.

One Net obtained the HNTE in September 2010 and renewed the HNTE status in 2013 under the EIT Law. Beginning from 2010, the tax rate for One Net is 15%.

The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates, are presented in the following table.

Subsidiaries	2011	2012	2013	2014	2015

Techfaith China (1)	15.0%	15.0%	15.0%	15.0%	15.0%
Techfaith Intelligent Handset Beijing (1)	7.5%	15.0%	15.0%	15.0%	15.0%
Techfaith Shanghai (1)	15.0%	15.0%	15.0%	15.0%	15.0%
One Net (1)	15.0%	15.0%	15.0%	15.0%	15.0%
Techfaith Hangzhou	12.5%	25.0%	25.0%	25.0%	25.0%
TechSoft	12.5%	12.5%	25.0%	25.0%	25.0%

(1)	The HNTE status obtained by Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai in 2008 and the HNTE status obtained by One Net in 2010 under the EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. Techfaith China, Techfaith Intelligent Handset Beijing and Techfaith Shanghai renewed the HNTE status in 2011 and One Net renewed the HNTE status in 2013, and the Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

Accordingly, in calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the HNTE status at the conclusion of the initial three year period.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

12.	INCOME TAXES - continued

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

Aggregate undistributed earnings of the Company’s subsidiaries and VIE located in the PRC that are taxable upon distribution to the Company of approximately $172,321, $182,656 and $176,001 at December 31, 2011, 2012 and 2013, respectively. The Group did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2013. If the Group were to distribute such unremitted earnings, the Group would be subject to the dividend withholding taxes of approximately $11,389.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

12.	INCOME TAXES - continued

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive income (loss) were as follows:

	2011	2012	2013

Current tax	$9,500	$5,531	$2,146
Deferred tax	(81)	104	—

	$9,419	$5,635	$2,146

All of the income taxes are related to the PRC entities of the Group.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	December 31,
	2012	2013

Deferred tax assets - current:
Accrued expenses	$1,186	$1,386
Product warranty provision	13	18
Allowance for doubtful accounts	101	51
Inventory provision	699	921
Less: Valuation allowance	(1,999)	(2,376)

Net deferred tax assets - current	$—	$—

Deferred tax assets - non-current:
Depreciation and amortization	$270	$1,426
Net operating loss carry forwards	5,881	4,207
Less: Valuation allowance	(6,151)	(5,633)

Net deferred tax assets non-current	$—	$—

Reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 25% to income before income taxes and actual provision for income taxes is as follows:

	2011	2012	2013

Income before income tax	$39,229	$3,790	$(825)
Tax provision at PRC enterprise income tax rate of 25%	9,807	948	(206)
Expenses not deductible for tax purposes	2,127	881	813
Preferential tax rates granted to PRC entities	(2,233)	413	94
Effect of the different income tax rates in other jurisdictions	1,096	114	345
Changes in valuation allowances	(1,378)	(3,731)	(141)
Expired operating loss carry forwards	—	7,010	1,241

	$9,419	$5,635	$2,146

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

12.	INCOME TAXES - continued

Operating loss carry forwards of $43,824 and $7,028 expired during 2012 and 2013 respectively, therefore the effects of income tax are $7,010 and $1,241 in 2012 and 2013 respectively. As of December 31, 2013, the Group had $25,487 operating loss carry forwards that expire from 2014 through 2018, which will be available to offset future taxable income.

The Group determines whether or not a valuation allowance is required at the level of each taxable entity. The deferred tax assets arose in companies which are not expected to have any significant taxable income in the foreseeable future and consequently full provision has been made for the deferred tax assets of those entities.

Without the preferential tax rates granted to PRC entities, income tax expense would increase by approximately $7,325, $1,090 and $618 for the years ended December 31, 2011, 2012 and 2013, respectively, representing a decrease in the basic and diluted earnings per share of $0.01, $0.00 and $0.00, for the years ended December 31, 2011, 2012 and 2013, respectively.

The Group has concluded that there are no significant unrecognized tax positions requiring recognition in financial statements for the years ended December 31, 2011, 2012 and 2013. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries and VIE have not conducted a tax examination on the Group’s subsidiaries and VIE. In accordance with relevant PRC tax administration laws, tax years from 2009 to 2013 of the Group’s PRC subsidiaries and VIE remain subject to tax audits as of December 31, 2013, at the tax authority’s discretion.

13.	PUT OPTION LIABILITY

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

As the valuation of the Put Option is based on the valuation of TechSoft Holding, a non-public company, it requires significant management judgment due to the absence of quoted market prices, and the lack of observable inputs. As a result, the Group has determined that the fair value of the Put Option is classified as Level 3 valuation within the fair value hierarchy (see Note 14).

The fair value of TechSoft Holding’s ordinary share is determined using the income approach valuation methodology that applied a DCF model for TechSoft Holding. The discounted cash flows were based on discrete five-year forecast developed by management for planning purposes, discounted at weighted average cost of capital. The fair value of TechSoft Holding’s ordinary shares as of December 31, 2013 is less than the calculated value and therefore the value of the Put Option is based on the difference between the calculated value and the fair value of the ordinary shares of TechSoft Holding, having regard to the probability of QUALCOMM exercising the option.

Changes in fair value of the Put Option amounting to $150, $150 and $150 during the years ended December 31, 2011, 2012 and 2013, respectively, are reflected on the consolidated statements of comprehensive income (loss).

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

14.	FAIR VALUE

(a)	Assets and liabilities measured at fair value on a recurring basis

Put option

The Put Option the Group offered to QUALCOMM as set out in Note 13 was recorded as a liability at fair value. The Group measured the fair value for the Put Option with the assistance of an independent valuation firm.

The Put Option was classified as a Level 3 liability because the Group used unobservable inputs to value it, reflecting the Group’s assessment of the assumptions market participants would use in valuing these derivatives.

The following tables set forth, by level with the fair-value hierarchy, the fair value of the Group’s financial liabilities measured on a recurring basis:

	December 31, 2012
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Liability:
Put Option	—	—	$1,680	$1,680

Total liability at fair value	—	—	$1,680	$1,680

	December 31, 2013
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Liability:
Put Option	—	—	$1,830	$1,830

Total liability at fair value	—	—	$1,830	$1,830

The Group had no asset classified financial instruments measured at fair value as of December 31, 2012 and 2013.

The following table summarizes the movement of the balances of the Group’s financial asset and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during years ended December 31, 2012 and 2013:

Liabilities:
Balance at January 1, 2012	$1,530
Change in fair value of the Put Option	150

Balance at December 31, 2012	$1,680
Change in fair value of the Put Option	150

Balance at December 31, 2013	$1,830

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

14.	FAIR VALUE - continued

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group measured certain long-lived assets at their fair value on a nonrecurring basis as results of the impairment loss of $3,833 and $3,625 recognized during 2012 and 2013 respectively, as set out in Note 8. The fair value was determined using models with significant unobservable inputs which were classified as Level 3 inputs, primarily the discounted future cash flow.

The Group measured the fair value of goodwill using the income approach valuation methodology, based on which to recognize the impairment loss of $1,242 for the Brand name phone sales reporting unit in 2013 as set out in Note 9. The goodwill is considered as Level 3 assets because the Group used unobservable inputs, such as seven-year earnings forecast and weighted average cost of capital (“WACC”) and discount rate to determine the fair value of the goodwill. The WACC used in the fair value measurement for the Brand name phone sales reporting unit was 25%.

15.	SHARE-BASED PAYMENT

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

A summary of share option grants is as follows:

	Options granted	Exercise price per option	Option fair value at grant date

April 21, 2011	1,800,000	$0.272	$0.150
June 30, 2011	36,870,000	$0.254	$0.150

Total	38,670,000

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

15.	SHARE-BASED PAYMENT - continued

A summary of the share option activity during the years ended December 31, 2011, 2012 and 2013 are as follows:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life	Aggregate intrinsic Value as of December 31, 2013
Outstanding at January 1, 2011	131,636	$1.083
Granted	38,670,000	0.255
Exercised	—	—
Forfeited or expired	—	—

Outstanding at December 31, 2011	38,801,636	$0.258
Granted	—	—
Exercised	—	—
Forfeited or expired	(3,000,000)	$0.254

Outstanding at December 31, 2012	35,801,636	$0.279
Granted	—	—
Exercised	—	—
Forfeited or expired	(3,840,000)	$0.254

Outstanding at December 31, 2013	31,961,636	$0.258	7.5	—
Exercisable as of December 31, 2013	24,454,136	$0.260	7.5	—
Vested and expected to vest as of December 31, 2013	31,361,036	$0.259	7.5	—

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

15.	SHARE-BASED PAYMENT - continued

(4)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of PRC international government bonds with a maturity period close to the expected term of the options.

During 2011, 2012 and 2013, the Group recognized compensation expense of $2,172, $1,170 and $1,246, respectively. No options were exercised during the years ended December 31, 2011, 2012 and 2013.

There was $659 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2013. The expense is expected to be recognized over a weighted-average period of 0.5 years using the straight-line attribution method.

16.	SHARE CAPITAL

The Company has 50,000,000,000,000 ordinary shares authorized with par value of $0.00002 per share.

As of December 31, 2013, the Company had 794,003,193 ordinary shares issued and outstanding.

17.	OTHER OPERATING INCOME

For the years ended December 31, 2011, 2012 and 2013 the other operating income including $2,824, $1,124 and $2,121, respectively, which was primarily derived from rental income of office buildings, except for that for year ended December 31, 2011, other operating income also including $903 gain from disposal of other asset, and for year ended December 31, 2013, other operating income also including $659 gain from write off long term outstanding accounts and $301 gain from net off outstanding accounts with third party.

In 2010, the Group discussed with Guanghuan Xinwang Limited (“Guanghuan”) to sell a portion of the Group’s office building. On July 19, 2010, the Group jointly formed a company named Beijing Ruike Xinwang Limited (“Ruike”) in Beijing with a third party as designated by Guanghuan. The Group legally owned 70% equity interest of Ruike by injecting the portion of the office building with a carrying amount of $3,155, which the Group orally agreed to sell to Guanghuan. In January 2011, the Group signed the agreement with Guanghuan to sell the 70% equity interest in Ruike for a consideration of $4,058 in cash, from which a deposit of $2,773 was received as of December 31, 2010.

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

18.	RELATED PARTY TRANSACTIONS

Ying Bai Technology Limited. (“Ying Bai”, formerly known as Techfaith Technology (Shenyang) Limited.) and De Ming Technology (Hangzhou) Limited. (“De Ming”) (formerly known as Kang Mu Ni Electronics (Hangzhou) Limited.) are subsidiaries of Techfaith Technology Limited (“Techfaith Technology”), a company established in April 2007. Techfaith Technology is a 100% owned subsidiary of Techfaith Electronics Limited, a company established in September 2007, of which the Group’s Founder and CEO holds 43% equity interest before December 30, 2011. On December 30, 2011, Techfaith Electronics Limited sold 100% equity interest of Techfaith Technology to a third party. During 2012 and 2013, the Group has no related party transaction.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

18.	RELATED PARTY TRANSACTIONS - continued

For the years ended December 31, 2011, 2012 and 2013, purchase of raw materials, mobile phone products and services from related parties were as follow:

	2011	2012	2013

Ying Bai	$35,832	$—	$—
De Ming	—	—	—

Total	$35,832	$—	$—

For the years ended December 31, 2011, 2012 and 2013, sales of raw materials to related parties were as follow:

	2011	2012	2013

Ying Bai	$80	$—	$—
De Ming	—	—	—

Total	$80	$—	$—

As of December 31, 2012 and 2013, there were no amounts due from or due to related parties.

19.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

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

The financial information for each operating segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment1 is as follows:

	2011	2012	2013

Revenues
- ODP	$212,784	$57,803	$79,661
- Brand name phone sales	67,535	50,266	32,203
- Game	43,481	29,594	7,643

Total net revenues	323,800	137,663	119,507

Cost of sales
- ODP	(174,991)	(53,971)	(70,989)
- Brand name phone sales	(41,280)	(34,250)	(25,374)
- Game	(22,293)	(18,146)	(6,307)

Total cost of revenues	(238,564)	(106,367)	(102,670)

Gross profit	$85,236	$31,296	$16,837

[1]	The Group’s chief operating decision maker only reviews revenue and cost for each operating segment. Expenses are not allocated to each segment.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

19.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION - continued

The Group’s chief operating decision maker only reviews revenue and cost for each operating segment. Expenses are not allocated to each segment.

	December 31,
	2012	2013

Assets
- ODP	$212,964	$220,046
- Brand name phone sales	60,876	63,136
- Game	30,712	30,710
Reconciling amounts	81,794	100,736

Total assets	$386,346	$414,628

Reconciling amounts:
Corporate assets	$81,794	$100,736

The corporate assets mainly represent the office buildings and construction of office buildings in progress which cannot be allocated to the operating segments.

	2011	2012	2013

Total expenditures for purchase of long-lived assets:
- ODP	$10,396	$1,434	$7,540
- Brand name phone sales	—	4,002	1,335
- Game	24	168	7
Corporate assets	15,545	15,906	10,544

Total capital expenditure	$25,965	$21,510	$19,426

Geographic information

Revenues, classified by the major geographic areas in which the Group’s customers are located (for design contract and game related revenue, based on the address of the customer who contracted with the Group; for product sales, based on the address to which the Group ships product), are as follows:

	2011	2012	2013

Revenues from the PRC	$316,349	$128,640	$108,402
Revenues from countries other than the PRC	7,451	9,023	11,105

Total revenues	$323,800	$137,663	$119,507

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

20.	COMMITMENTS

(a)	Purchase commitments

The Group uses EMS providers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Group enters into contracts with certain manufacturers that allow them to procure inventory based on criteria defined by the Group. As of December 31, 2013, the Group had commitments under non-cancellable contracts that future minimum purchases are $2,390 in 2014.

(b)	Operating lease as lessee

The Group has entered into operating lease agreements for its office spaces in the PRC. These leases expire at various dates through 2013. Rental expenses under such operating leases were $1,980, $1,826 and $2,037 for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements are as follows:

Year 2014	$1,722
Year 2015 and thereafter	315

$2,037

(c)	Capital commitments

As of December 31, 2013, capital commitments for construction of property and purchase of property, plant and equipment are as follows:

Year 2014	$71,316
Year 2015 and thereafter	8,259

$79,575

21.	MAJOR CUSTOMERS

A small number of customers have historically accounted for a substantial portion of our net revenue. In 2011, 2012 and 2013, our top three customers collectively accounted for approximately 37.6%, 20.0% and 23.2%, respectively, of our net revenues.

The following table summarizes net revenues from customers that accounted for 10% or more of the Group’s net revenues for year 2011, 2012 and 2013.

	Net revenues Year ended December 31,
	2011	2012	2013

A	N/A	N/A	10.6%
B	14.9%	N/A	N/A
C	11.8%	N/A	N/A
D	10.9%	N/A	N/A

	37.6%	N/A	10.6%

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

21.	MAJOR CUSTOMERS - continued

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group’s accounts receivable:

	Accounts receivable As of December 31,
	2012	2013

E	N/A	18.8%
F	N/A	14.2%
G	N/A	14.1%
H	N/A	13.4%
I	N/A	11.3%
J	31.1%	N/A
K	22.0%	N/A
L	18.4%	N/A

	71.5%	71.8%

22.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	2011	2012	2013

Net income (loss) attributable to China Techfaith Wireless Communication Technology Limited (numerator), basic	$27,127	$(3,294)	$(2,470)

Net income (loss) attributable to China Techfaith Wireless Communication Technology Limited (numerator), diluted	$27,127	$(3,294)	$(2,470)

Shares (denominator):
Weighted average ordinary shares outstanding	794,003,193	794,003,193	794,003,193
Effect of dilutive securities:

Weighted average shares used in computing diluted net income per share	794,003,193	794,003,193	794,003,193

Net income (loss) attributable to China Techfaith Wireless Communication Technology Limited per share, basic	$0.03	$(0.00)	$(0.00)

Net income (loss) attributable to China Techfaith Wireless Communication Technology Limited per share, diluted	$0.03	$(0.00)	$(0.00)

The Group had securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share as their effects would have been anti-dilutive. Such securities consisted of 38,801,636, 35,801,636 and 31,961,636 options outstanding as of December 31, 2011, 2012 and 2013, respectively.

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

The total provisions for such employee benefits were $2,153, $1,876 and $1,701 for the years ended December 31, 2011, 2012 and 2013, respectively.

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries and VIE in the PRC (mainland) are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries and VIE in the PRC (mainland) are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries and VIE in the PRC (mainland). The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The appropriations to these reserves by the Group’s subsidiaries and VIE in the PRC (mainland) were $22,631, $23,137 and $23,730 for the years ended December 31, 2011, 2012 and 2013, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s subsidiaries and VIE in the PRC (mainland) can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s subsidiaries and VIE in the PRC (mainland) are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Group’s subsidiaries and VIE in the PRC (mainland). The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s subsidiaries and VIE in the PRC (mainland) not available for distribution, were $181,319, $194,594 and $214,591 as of December 31, 2011, 2012 and 2013, respectively.

25.	SUBSEQUENT EVENT

On January 26, 2014, 17FOXSY, one of the Group’s subsidiaries, received a three-year loan of $4,956 from Shenyang Shenbei Chuangzhan Financing Service Group Co., Ltd., a third party financial institution, through the Liaoning Branch of Bank of Communications at a floating interest rate of 10% above the three-year prime rate as announced by the People’s Bank of China. The loan is pledged by a land use right owned by 17FOXSY with a carrying value of $2,377 at December 31, 2013. The interest is payable quarterly, and the principle is payable in installments semi-annually through January 19, 2017. 17FOXSY intends to use the proceeds to construct a plant in Shenyang and to purchase related equipment and machineries.

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$1	$1
Amounts due from subsidiaries	107,098	107,060

Total current assets	107,099	107,061

Investment in subsidiaries	200,872	208,855

TOTAL ASSETS	$307,971	$315,916

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$1,687	$1,837

Total current liabilities	$1,687	$1,837

Equity:
Ordinary shares of par value $0.00002:
50,000,000,000,000 shares authorized; shares issued and outstanding, 794,003,193 and 794,003,193 as of December 31, 2012 and 2013, respectively	16	16
Additional paid-in capital	142,837	144,083
Accumulated other comprehensive income	46,822	55,841
Retained earnings	116,609	114,139

Total equity	306,284	314,079

TOTAL LIABILITIES AND EQUITY	$307,971	$315,916

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended December 31,
	2011	2012	2013

Net revenues	$—	$—	$—

Operating expenses:
General and administrative	(1,242)	(655)	(671)
Selling and marketing	(344)	(198)	(220)
Research and development	(615)	(355)	(393)

Total operating expenses	(2,201)	(1,208)	(1,284)

Other operating income	—	124	—

Loss from operations	(2,201)	(1,084)	(1,284)
Equity in earnings of subsidiaries	29,567	(2,060)	(1,036)
Change in fair value of the Put Option	(150)	(150)	(150)
Change in fair value of contingent acquisition consideration	(89)	—	—

Income(loss) before income taxes	27,127	(3,294)	(2,470)
Income taxes	—	—	—

Net income(loss)	$27,127	$(3,294)	$(2,470)

Other comprehensive income, net of tax
Foreign currency translation adjustment	12,499	3,225	9,019

Comprehensive income(loss)	$39,626	$(69)	$6,549

Share based compensation expenses:
General and administrative	1,213	617	633
Selling and marketing	344	198	220
Research and development	615	355	393

STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Number	Amount
Balance at January 1, 2011	794,003,193	$16	$139,495	$31,098	$92,776	$263,385
Foreign currency translation adjustments	—	—	—	12,499	—	12,499
Share-based compensation	—	—	2,172	—	—	2,172
Net income	—	—	—	—	27,127	27,127

Balance at December 31, 2011	794,003,193	16	141,667	43,597	119,903	305,183
Foreign currency translation adjustments	—	—	—	3,225	—	3,225
Share-based compensation	—	—	1,170	—	—	1,170
Net loss	—	—	—	—	(3,294)	(3,294)

Balance at December 31, 2012	794,003,193	16	142,837	46,822	116,609	306,284
Foreign currency translation adjustments	—	—	—	9,019	—	9,019
Share-based compensation	—	—	1,246	—	—	1,246
Net loss	—	—	—	—	(2,470)	(2,470)

Balance at December 31, 2013	794,003,193	$16	$144,083	$55,841	$114,139	$314,079

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Years ended December 31,
	2011	2012	2013
Operating activities:
Net income (loss)	$27,127	$(3,294)	$(2,470)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	2,172	1,170	1,246
Change in fair value of the Put Option	150	150	150
Gain on investment in subsidiaries and VIE	(29,459)	2,060	1,036
Change in operating assets and liabilities:
Amounts due from subsidiaries	103	(321)	38
Prepaid expenses and other current assets	39	—	—
Accrued expenses and other current liabilities	(103)	134	—

Net cash used in operating activities	29	(101)	—

Net (decrease) increase in cash and cash equivalents	29	(101)	—
Cash and cash equivalents at the beginning of the year	73	102	1

Cash and cash equivalents at the end of the year	$102	$1	$1

NOTES TO THE CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	BASIS FOR PREPARATION

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