Form 20-F
period 2014-12-31
China Techfaith Wireless Communication Technology LTD
filed 2015-04-28
CIK 1316317

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

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

Phone: +86 10 5822 8866

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

INTRODUCTION

In this annual report, unless otherwise indicated,

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“RMB” refers to Renminbi, the legal currency of China, and “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our ordinary shares and “ADSs” refers to our American depositary shares, each of which represents 15 ordinary shares;

•	“we,” “us,” “our company,” “our” and “Techfaith” refer to China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entity;

•	“17FOXSY” refers to 17fox Technology (Shenyang) Co. Limited (formerly known as Tecface International Mobile (Shenyang) Co. Limited), our 83.3% owned subsidiary in China;

•	“Citylead” refers to Citylead Limited, our 100% owned subsidiary in the British Virgin Islands (“BVI”);

•	“Fair Nice” refers to Fair Nice Technology Limited, our wholly owned subsidiary in the BVI;

•	“Glomate” refers to Glomate Mobile (Beijing) Co., Limited, our 51.0% owned subsidiary in China;

•	“One Net” refers to One Net Entertainment Limited (formerly known as Techfaith Interactive Technology (Beijing) Limited, our 67.8% owned subsidiary in China;

•	“QIGI Technology” refers to QIGI&BODEE Technology (Beijing) Co., Limited, our variable interest entity in China;

•	“Tecface Communication Equipment Beijing” refers to Tecface Communication & Equipment (Beijing) Limited, our 60.0% owned subsidiary in China;

•	“Tecface International Technology” refers to Tecface International Technology Limited (formerly known as QIGI&BODEE International Technology (Beijing) Limited), our wholly owned subsidiary in China;

•	“Tecface Technology” refers to Tecface Communication Technology (Beijing) Limited (formerly known as STEP Technologies (Beijing) Co., Ltd), our wholly owned subsidiary in China;

•	“Techfaith China” refers to Techfaith Wireless Communication Technology (Beijing) Limited, our wholly owned subsidiary in China;

•	“Techfaith Hangzhou” refers to Techfaith Wireless Communication Technology (Hangzhou) Limited, our wholly owned subsidiary in China;

•	“Techfaith Intelligent Handset Beijing” refers to Techfaith Intelligent Handset Technology (Beijing) Limited, our wholly owned subsidiary in China;

•	“Techfaith Interactive” refers to Beijing Techfaith Interactive Internet Technology Limited, our variable interest entity in China which was consolidated into our financial statements until October 2012, when Techfaith Interactive filed for liquidation;

•	“Techfaith Shanghai” refers to Techfaith Wireless Communication Technology (Shanghai) Limited, our wholly owned subsidiary in China; and

•	“TechSoft” refers to Techfaith Software (China) Limited, a wholly owned subsidiary located in China, of Techfaith Software (China) Holding Limited, our 70.0% owned joint venture incorporated in the Cayman Islands with QUALCOMM Incorporated.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(In thousands, except number of shares and per share data)
Consolidated Statement of Comprehensive Income (Loss) Data
Net revenues	$271,877	$323,800	$137,663	$119,507	$96,668
Gross profit	67,092	85,236	31,296	16,837	8,215
Operating expenses	(32,323)	(50,191)	(31,098)	(22,009)	(27,191)
Government subsidy income	159	224	232	357	761
Other operating income	1,109	2,824	1,124	2,121	2,612
Income (loss) from operations	36,037	38,093	1,554	(2,694)	(15,603)
Net income (loss)	28,658	29,810	(1,845)	(2,971)	(15,068)
Less: Net income (loss) attributable to noncontrolling interest	818	2,683	1,449	(501)	(1,637)
Net income (loss) attributable to Techfaith	$27,840	$27,127	$(3,294)	$(2,470)	$(13,431)
Earnings per share:
Net income (loss) per share attributable to Techfaith
— Basic	$0.04	$0.03	$(0.00)	$(0.00)	$(0.02)
— Diluted	$0.03	$0.03	$(0.00)	$(0.00)	$(0.02)
Shares used in per share computation
— Basic	732,784,822	794,003,193	794,003,193	794,003,193	794,003,193
— Diluted	795,843,605	794,003,193	794,003,193	794,003,193	794,003,193

	As of December 31,
	2010	2011	2012	2013	2014
	(In thousands, except number of shares data)
Consolidated Balance Sheet Data
Cash and cash equivalents	$198,536	$250,637	$257,950	$265,649	$170,960
Accounts receivable	19,241	6,715	8,666	17,100	7,148
Inventories	17,745	7,984	7,490	13,576	10,096
Total assets	303,953	367,409	386,346	414,628	417,596
Total current liabilities	33,976	41,028	54,367	66,362	85,033
Total non-current liabilities	430	396	290	290	4,319
Noncontrolling interest	6,162	20,802	25,405	33,897	34,616
Total liabilities and equity	$303,953	$367,409	$386,346	$414,628	$417,596
Number of ordinary shares issued	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

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

Our business model and business mix have evolved since we commenced operations in July 2002 and they may continue to change. We completed our first mobile handset design project in September 2003 to capture the increasing demand for mobile design services arising from the increasing complexity of mobile handsets and the inability of mobile phone chipset providers to provide integrated handset technology. In 2006, because of the launch of highly integrated chipsets by MediaTek, we started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers for sales to mobile handset brand owners and electronic products wholesale distributors in 2006, which represents our original designed product (“ODP”) business. With the acquisition of Citylead in 2010, we began to design our QIGI branded mobile phones and Tecface branded mobile phones. Leveraging the design capabilities and EMS suppliers from our ODP business, we began to sell mobile phones under the “17FOX” brand in 2012 and added the MOBIFOX brand in 2013. To diversify our revenue streams, we started to develop our game business in 2008; more recently, we also began developing our real estate portfolio, which has not yet generated revenue. The amount and percentage of revenues we derived from each of our businesses have fluctuated over the past years, reflecting different product cycles, technology shifts, increased competition and changing customer demand. We incurred a net loss attributable to our company of US$3.3 million, US$2.5 million and US$13.4 million in 2012, 2013 and 2014, respectively, as compared to a net income of US$27.1 million in 2011. As we compete in a fast pace industry, we have to change our business strategies and continually keep up with industry trends and changes, including hardware and software innovations.

As a result of the foregoing, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and prospects in the future. We may not have sufficient experience to address the risks frequently encountered by companies in the same or similar industries, including our potential inability to:

•	change our business model or product mix in time, or at all, to keep up with new industry standards, capture market trends and generate stable and growing revenues;

•	develop buildings and construct facilities in our real estate portfolio on budget and on schedule, find the appropriate tenants or buyers to lease or sell all available, unused space constructed, and withstand fluctuations in the broader property market;

•	achieve and maintain our profitability and margins;

•	acquire and retain customers;

•	attract, train and retain qualified personnel; and

•	maintain adequate control over our costs and expenses.

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

The mobile handset market is characterized by rapidly changing end user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence, price erosion, intense competition, evolving industry standards such as the shift to smart phones based on the Android operating system, and wide fluctuations in product supply and demand. As the mobile handsets market evolves from third-generation to fourth-generation, or from 3G to 4G, , our existing and potential customers may increasingly demand more 4G and significantly fewer 3G mobile handsets. If we cannot design new mobile handset models for sale in a timely and cost-efficient manner to meet our customers’ evolving demands, our business will be materially and adversely affected. We might not be able to innovate, develop and launch our mobile products and location-based services or other services in time, or at all. In addition, we may fail to timely ramp up our new product deliveries due to a variety of factors, including failure to anticipate consumer trends and needs, insufficient or ineffective internal and external execution of our research and product development process, and inability to timely secure sufficient quantities of necessary components or software from suppliers or third parties. We cannot assure you that there will be sufficient customer demand for our current and newly developed phones in the future. Further, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality and time to completion. Our failure to meet customer demand and expectations could hurt our reputation and affect our business and cost us existing customers and negatively affect our results of operations.

In 2011 and 2012, we experienced a delay in our adoption of the Android-based smart phone operating system and shifting our smart phone focus from Microsoft Windows-based to Android-based. This delay led to the reduction of orders from our customers and adversely affected our revenues, and may have hurt our relationships with customers and reputation. In 2013, we faced intense competition in the market from existing and new players, which caused a decline in our revenue. In 2014, we continued to face tough competition and a continued shift in demand from 3G to 4G products in many of the markets we serve, causing further declines in our revenue. See “Item 5 Operating and Financial Review and Prospects” of this annual report. There is no assurance that we can regain our ability to generate revenues at previous levels by designing new products, including ruggedized smart devices, or that our new products will enjoy popularity in the mass markets. In addition, it is unknown whether the broader market for handsets will experience a rebound in growth.

We provide certain primary types of products to our customers, including feature phones, smart phones, other components such as printed circuit board assemblies as well as wireless software and applications. The market demand for each of our product types is subject to constantly changing customer demand and end user preferences. For example, the addressable market for feature phones may further reduce in size if the higher-end price points become dominated by more affordable smart phones, such as Android-based smart phones. In some regions, especially in Europe and China, overall market demand for feature phones has continually declined in recent years and may decline even further, which may materially and adversely affect our business.

If we do not succeed in our expansions into new businesses, our future results of operations and growth prospects may be materially and adversely affected.

We enter into new businesses from time to time to generate additional revenue streams. Expansions into new businesses may present operating and marketing challenges that are different from those that we currently encounter. We have limited or no experience and operating history in developing and operating these new businesses, offer limited or no performance history or track record of success, and can make no guarantee regarding future success. For each new business into which we enter, we may face competition from existing leading players with abundant experience and significantly more resources in that business. If we cannot successfully address new challenges, compete effectively against existing leading players and gain experience in the new businesses we enter, we may be unable to develop a sufficiently large customer and user base, recover the costs incurred for development and marketing activities, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

We face risks and uncertainties regarding our game business.

Our game business is relatively new and faces rapidly evolving industry landscape and concepts. As a result, its performance is subject to a high degree of uncertainty. The game business is intensely competitive and driven in large part by the ability to deliver and maintain popular “hit” products in terms of both content and gaming hardware. If we fail to deliver popular “hit” products to the market, if customers prefer our competitor’s products or services over those we provide or if we fail to continue updating our hit products to maintain their popularity, our operating results will suffer. Our operating results with respect to games will continue to depend on numerous factors beyond our control, including the growth in the use of mobile handsets and personal computers, access to internet and broadband connections, mobile and online games penetration in China and other markets and the rate of any such growth, general economic conditions affecting consumer disposable income, the availability and rising popularity of other forms of entertainment, and changes in consumer demographics and public tastes and preferences. As a result of the foregoing, in 2014, revenue from our game business dramatically declined and is expected to face further decline in 2015.

Our ability to plan for product development, updates, distribution, inventory and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences in the gaming industry. There is no assurance that we would able to track and respond to these changes in consumer preferences in a timely and effective manner.

If we are unable to successfully manage our real estate projects, including aspects such as construction, rental management and capital expenditures, we will not be able to execute our current business plan and our results of operations may be materially and adversely affected.

We began constructing our first technological park, or buildings and facilities intended for research and development as well as manufacturing purposes, in Hangzhou in 2008; since then, we have expanded our number of construction projects to include similar technological parks in Beijing in 2012 and in Shenyang in 2013. We plan to further expand our presence in the above and other cities when suitable opportunities arise. In addition, we expect to develop real estate projects in other cities, which we expect will impose significant demands on our management and other operational resources. Each of these cities has its own unique market conditions, business requirements and local regulations related to the local real estate industry. If we are unable to successfully develop and rent out buildings and facilities in these cities, our future growth may be limited and we may not generate adequate returns to cover our investments in these new cities, and our results of operations may be materially and adversely affected.

We have incurred and will continue to incur significant capital expenditures in connection with the construction of buildings and facilities, which may not prove to be a valuable investment and may have a material adverse effect on our results of operations, financial condition and growth prospects.

We commenced the construction of buildings and facilities in major cities in China with the primary purpose of developing our own smart phone manufacturing capacity and strengthening our research and development capabilities in handset design. We finished the construction of our first two buildings in Hangzhou in 2010 and the third building in 2013. As we now expect our current buildings and facilities to be sufficient for our own use, we now expect the buildings and facilities under construction to exceed our own need for research and development and manufacturing facilities. We now view the construction of these buildings and facilities as part of our strategy to diversify revenue streams, and expect to lease or potentially sell unused portions of our constructed buildings and facilities to third parties to generate additional revenues, but we cannot assure you that we will be successful in these revenue-generating attempts. We commenced construction projects in Beijing and Shenyang in 2012 and 2013. In 2014, we finished the construction stage of two buildings in Shenyang, and substantially completed the construction stage of 16 buildings in Beijing. In 2012, 2013 and 2014, in connection with our construction projects, we incurred a total capital expenditure of US$15.1 million, US$10.5 million and US$58.6 million, respectively. We expect to continue to incur significant capital expenditures in relation to these construction projects, and expect to incur an additional total capital expenditures of US$150.0 million from 2015 to 2017. We also own an office building in Beijing, which we rented out in 2012, 2013 and 2014, and in 2014 we began to rent out portions our buildings in Shenyang and Hangzhou. In 2012, 2013 and 2014 we generated rental income in other operating income of US$1.0 million, US$1.1 million and US$2.6 million, respectively. See “Item 4. Information on the Company—D. Plant, Machinery and Equipment” for details of our construction projects.

Our construction projects currently in progress present significant development risks and management risks, as this is a business area outside of our traditional business segments, and we are still gaining experience in the area. The construction projects are time-consuming and complex, and require significant capital investment and divert our management’s attention and efforts from our existing core businesses. We also lack experienced employees in the development and management of such projects and the completed properties. If we are unable to complete the projects as planned or if we fail to manage the constructed buildings and facilities to derive the expected economic benefits—such as finding the appropriate tenants or buyers for the facilities and negotiating commercial terms that are favorable to us—the costs and capital investments incurred in connection with such projects may not be recoverable, which may materially and adversely affect our results of operations, financial condition and growth prospects.

We rely on third party contractors for construction and renovations related to our real estate projects.

Substantially all of our construction projects and related renovation works are outsourced to third party contractors. The performance of our contractors may not meet our level of standards or specifications. Negligence, delay or poor work quality by contractors may result in defects in our buildings, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects and cause delays in the completion of our property development projects. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these provisions and, even if we are able to successfully enforce these provisions, the third party contractors may not have sufficient financial resources to compensate us for the losses we suffer as a result of their unsatisfactory or delayed performance.

We may be unable to complete our construction projects on time or at all.

The progress and costs for a construction project, such as the buildings and facilities we are constructing in Hangzhou, Beijing and Shenyang, can be adversely affected by many factors, including, without limitation:

•	inability to obtain equity or debt financing on satisfactory terms or at all;

•	delays in obtaining necessary licenses, permits or regulatory approvals from the relevant agencies or authorities;

•	shortages of materials, equipment, contractors and skilled labor or increased labor or raw material costs;

•	lack of experienced employees in the development and management of property development projects;

•	disputes with our third party contractors;

•	failure by our third party contractors to comply with our designs, specifications or standards;

•	difficult geological situations or other geotechnical issues;

•	onsite labor disputes or work accidents; and

•	natural catastrophes or adverse weather conditions, including strong winds, storms, floods and earthquakes.

Should any of the foregoing occur, we may not be able to achieve the expected economic benefits or realize the commercial viability of our construction projects, which may materially and adversely affect our results of operations, financial condition and growth prospects.

We may be subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of public health and the environment, particularly in relation to the buildings and facilities we are constructing. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location, environmental condition and present and former uses as well as the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally sensitive regions or areas. Although past routine environmental inspections conducted by local environmental authorities on our existing project sites have not revealed any environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations to date, it is possible that these inspections did not reveal all environmental liabilities and that there are material environmental liabilities of which we are unaware. We cannot assure you that future environmental inspections will not reveal material environmental liability for us. Also, we cannot assure you that the PRC government will not change existing environmental laws and regulations or impose additional or stricter laws or regulations, the compliance with which could cause us to incur significant capital expenditures and materially and adversely affect our results of operations, financial condition and growth prospects.

We may fail to obtain or maintain, or may experience material delays in obtaining, necessary government approvals for major property developments, which would adversely affect our business, financial condition and results of operations.

The real estate industry is strictly regulated by the PRC government. Property developers in China must abide by various laws and regulations as well as all implementation rules promulgated by local governments to enforce these laws and regulations. Before commencing, and during the course of, the development of a property project, we need to apply for or renew various licenses, permits, certificates and approvals, including but not limited to land use rights certificates, construction site planning permits, construction work planning permits, construction permits, and completion acceptance certificates. We need to satisfy various requirements to obtain these approval certificates and permits and meet specific conditions in order for the government authorities to renew relevant approval certificates and permits. To date, we have not encountered serious delays or difficulties in the process of applying for or renewing these approval certificates and permits, but we cannot guarantee that we will not encounter any such serious delays or difficulties in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in any relevant government authority’s examination and approval progress, we may not be able to maintain our development schedule and our business, financial condition and results of operations may be materially and adversely affected.

We may engage in joint ventures in relation to our real estate projects, which could result in unforeseen expenses or disruptive effects on our business.

From time to time, we have engaged and may consider engaging in joint ventures with other businesses to develop a property. Any joint venture that we pursue will be accompanied by a number of risks. For example, we may not be in a position to exercise sole decision-making authority in a joint venture and may not be able to control the quality of products produced by a joint venture. Depending on the terms of a joint venture agreement, we may require the consent of our joint venture partners for a joint venture to take certain actions, such as making distributions to its partners. A joint venture partner may encounter financial difficulties and become unable to meet obligations with regards to the funding of the joint venture, which may impose additional burdens on us to devote more resources than originally anticipated into a project. In addition, our joint venture partners and the joint venture themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interests and future developments may be materially and adversely affected.

We may suffer a penalty or even forfeit land to the PRC government if we fail to comply with procedural requirements applicable to the terms of the relevant land use rights grant contracts.

According to relevant PRC laws and regulations, if we fail to develop a property project in compliance with the terms of the relevant land use rights grant contract, including those terms relating to the payment of land premiums, specified use of the land and the timing for the commencement and completion of property development, the PRC government may issue a warning, impose a penalty or, in severe cases, order us to forfeit the land. For example, if we fail to pay land premiums in accordance with the payment schedule set forth in a land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government.

We cannot assure you that circumstances leading to significant delays in our development schedules or forfeiture of land will not arise in the future. If we pay a substantial penalty, we may not be able to meet pre-set investment targeted returns for a given project and our financial conditions could be adversely affected. If we forfeit land, we will not only lose the opportunity to develop the property projects on such land, but may also lose a significant portion of the investment we already made in such land, including land premium deposits and the development costs incurred, which have been significant, and our financial condition and results of operations may be materially and adversely affected.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. We also derive an increasing percentage of revenues from our various customers in overseas markets, including the European Union and Russia, which in total constituted 6.6%, 9.3% and 18.6% of our total revenues in 2012, 2013 and 2014, respectively. Our financial results have been, and are expected to continue to be, affected by economic conditions in the global markets and in China as well as by changes in the relevant industries in China, such as economic growth rate, labor costs, international trade disputes and territorial disputes. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy from 2012 through the present. It is unclear whether the European sovereign debt crisis will be contained, what effects it may have, and whether the Chinese economy will resume its previous high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have been concerns over unrest in the Syria, South Sudan and Libya, which have resulted in volatility in oil and other markets, and over the conflict between Ukraine and Russia. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan.

Economic conditions in China are sensitive to global economic conditions. Any persistent slow-down in the global or Chinese economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns for our products and services. If consumer demand for the products and services we offer decreases, our revenues may decline. Furthermore, financial turmoil affecting the financial markets and the banking could significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.

If our customers fail to achieve success in their business, our business and results of operations may be materially and adversely affected.

If any of our major customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our ODP business and brand name phone sales. Accordingly, our success depends on our customers’ success in their business. Our largest customer in 2012, 2013 and 2014 contributed approximately 8.9%, 10.6%, and 14.5% of our net revenues, respectively, and our largest three customers in 2012, 2013 and 2014 contributed approximately 20.0%, 23.2% and 38.8% of our net revenues, respectively. We are not certain whether our customers will be able to achieve success in their business or how long they will remain competitive in their business even if they are initially successful. If any of our customers experiences financial difficulty or is otherwise unable to achieve success in its own business, our business and results of operations may be materially and adversely affected.

We are exposed to significant inventory risks and credit risk in relation to our customers.

As our product sales constitute the majority of our revenues, we are correspondingly exposed to inventory risks. Although we arrange with our EMS providers for product manufacturing according to the sales orders we receive, we nevertheless need to order some raw materials and components in advance of assigning them to the EMS providers and build inventory in advance of customers’ orders to balance the longer lead times for components and shorter delivery times requested by our customers. Because demand for our products is affected by a number of factors, including competition and general economic conditions, there is a risk that we may forecast customer demand incorrectly and order from third parties excess or insufficient inventories of particular products.

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

We are dependent on our suppliers and EMS providers for timely manufacturing and delivery of our products that meet quality and other standards set by us or our customers.

We rely on our suppliers for procuring the raw materials and components required for the manufacturing of the mobile handsets that we sell to our customers. As we do not have our own manufacturing facilities, we rely on EMS providers for the assembly and manufacture of these products. If these suppliers or EMS providers fail to deliver their goods or services to us in a timely manner and fail to meet our quality and other standards, our ability to deliver the finished products to our customers on a timely basis will be affected. If we fail to maintain our relationships with existing suppliers or EMS providers or fail to find new suppliers or EMS providers on competitive terms, this could affect our ability to obtain sufficient manufacturing capacity and in turn could significantly delay our ability to ship our products and damage our customer relationships, resulting in a material and adverse impact on our business operations and financial results.

A supplier may fail to meet our requirements, such as, most notably, the product quality, safety, security and other standards set by us or our customers. Consequently, some of our products may be unacceptable to us and our customers.. In case of issues affecting a product’s safety or regulatory compliance, we may be subjected to damages due to product liability, or defective products, components or services may need to be replaced or recalled.

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

Our business model and profitability relies to a significant extent on outsourcing the manufacturing process to EMS providers, hence lowering the operating costs and reducing capital investments and other fixed costs. Our competitors that apply the same business model do not own the necessary manufacturing facilities, similar to our company. Such a business model results in low barriers to entry, and accordingly may lead to an increasing number of new players into this market.

QUALCOMM Incorporated, or QUALCOMM, has also lowered the entry barrier for many smaller handset companies through the introduction of chipsets for the production of 3.5G and 4G mobile phones. In addition, the Google Android mobile operating system is widely adopted with less differentiation among different operating systems, greatly increasing the level of competition in this area. MediaTek has also launched a variety of 4G chipsets which greatly increased the level of competition for the Android smart phones market. These chipsets further lowered the entry barrier for companies that are interested in developing smart phones based on the Android operating system and eventually increased the level of competition within the mobile phone industry. Our revenue was significantly impacted by the shift from 3G to 4G. We continue to make our products 4G compatible but there is no guarantee that they will be desirable to consumers or successful in the market.

The introduction of Google Android represents both opportunities and threats for us. Beginning in 2012, we shifted our focus from the Windows Mobile operating system to the Google Android platform. The Android operating system has been commonly adopted by most of our competitors and with less differentiation within each of their operating systems, presenting bigger challenges and tougher competition for us in this area. More co-operation with third party software developers is also required to make our products compatible with the Android operating system, which may in turn increase our research and development expenditure in this area. The availability and success of Google’s Android platform has made entry and expansion in the smart phone market easier for a number of hardware manufacturers which have chosen to join Android’s ecosystem, especially at the mid- to low- range of the smart phone market. This has increased our competition and is likely to reduce our gross margin for our mid-range smart phones.

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

We are subject to potential customers’ claims for refunds and liquidated damages.

Our agreements with many customers contain refund and liquidated damage provisions, which entitle the customers to demand refunds and liquidated damages if we cannot complete a mobile handset design by a specified deadline, if the requisite certifications cannot be obtained, or if we cannot timely deliver our smartphone or feature phone products to our customers. We cannot assure you that we will be able to successfully perform under every customer contract, or that costs associated with refunds and liquidated damages will not be material. Under the realigned business of providing turn-key solutions to our smart phone customers, we will outsource the assembly of final handset products to third-party companies. Any failure of such assembly companies in timely delivering to us the finished products with the stipulated quality will cause us to be liable to our customers.

Defects in our mobile handset designs could result in loss of customers and claims against us.

Our mobile handset designs are complex and must meet stringent quality requirements. Complex designs such as mobile handset designs sometimes contain defects, errors and bugs when they are first introduced. If any of our designs have reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged, and customers may be reluctant to continue their contracts with us, which could harm our ability to retain existing customers and attract new customers. Because we cannot test for all possible scenarios, our product designs may contain errors that are not discovered until mobile handsets have gone into mass production. These problems may result in a loss of our customers as well as claims against us. We face such risk not only in the case of the customers for our handset design services, but also in the case of the customers for our product sales. As product sales constitute a significant portion of our revenues, any design defects in the mobile handsets that we sell to such customers may subject us to liability. We cannot assure you that we will not be subject to claims by our customers in the future, and if we fail on the merits of these claims, our business and results of operations could be materially and adversely affected.

We must provide statutory warranties related to the quality of properties, which are subject to claims.

Under PRC law, all property developers in the PRC must provide certain statutory warranties that guarantee the quality of the properties they construct or sell. As a consequence, we are required to provide statutory warranties guaranteeing quality to our customers who lease or purchase the buildings and facilities we construct. Generally, we receive quality warranties from our third party contractors with respect to our property projects, and intend to seek reimbursement from the relevant third party contractors if any customer claims arise relating to any of our real estate projects.

If a significant number of claims were brought against us under our quality warranties by our customers and if we were unable to obtain reimbursement for such claims from the relevant third party contractors in a timely manner or at all, or if our third party contractors do not pay us sufficient amounts to cover our payment obligations under the quality warranties we offer to our customers, we could incur significant expenses to resolve outstanding payment obligations to our customers under quality-related claims brought against us. In addition, we could face delays in remedying the defects for which our customers bring claims against us. Any of the foregoing could harm our reputation and materially and adversely affect our business, financial condition and results of operations.

Our business depends substantially on the continued use of certain intellectual property rights, and any termination of or infringement upon such rights may harm our business and competitive position.

Our business depends substantially on the use of certain intellectual property rights. For example, we are dependent on QUALCOMM for CDMA- and MediaTek for WCDMA-related technology we use in designing, manufacturing and selling CDMA- and WCDMA-based mobile handsets. Suspension or termination of our CDMA and WCDMA license agreements by QUALCOMM or MediaTek could adversely affect our business and prospects, because we may not be able to obtain alternative licenses in a timely manner to meet our customers’ demands.

We rely on a combination of patents, trademarks, trade secret laws and copyrights, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and the steps we have taken to protect our intellectual property may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us, which could harm our business and competitive position. In 2012, we filed suit against Samsung Telecommunications (Tianjin) Ltd. for patent infringement in China in relation to Samsung’s GT-B7732 model mobile phone. We decided to withdraw the lawsuit in 2014, as the process was very time consuming and the eventual outcome was unclear. Similar instances of patent infringement might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

We may face intellectual property infringement and other claims that could be time-consuming and costly to defend and result in our loss of significant rights.

Other parties may assert intellectual property infringement and other claims against us. For example, there is no assurance that software applications, online games or other content posted on our websites do not or will not be deemed to infringe upon patents, valid copyrights or other intellectual property rights held by third parties. Litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to pay substantial damages to the party claiming infringement, develop alternate non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Parties asserting infringement claims may be able to obtain an injunction, which could prevent us from providing our services or using technology that contains the allegedly infringing intellectual property. While currently we do not have any on-going infringement claims against us, we have in the past been, and may in the future be, subject to claims by other parties alleging infringements of their intellectual property rights by our products. To resolve such claims, we may be required to pay licensing fees to third parties, which could adversely affect our financial condition. Any such claims against us could have a material adverse effect on our business, operating results or financial condition.

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

Any prolonged occurrence of an epidemic, including influenza A, such as H7N9, avian flu, severe acute respiratory syndrome (SARS) or other adverse public health developments in China may lead to, among other events, quarantines or closures of our offices which could severely disrupt our operations or result in the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

In addition, acts of terrorism, fires or natural disasters such as earthquakes that affect where our principal offices are located or other locations where we have substantial business operations, may lead to significant loss of revenue by disrupting our business operations and may also materially and adversely affect our business. For example, the 9.0 magnitude earthquake that took place in Japan in March 2011 disrupted the supply of various components, which affected our production schedule for several products. The unstable situation in the Middle East and Thailand have also affected our business in several ways, resulting in reductions of orders from customers and the increase of shipment costs to and from these regions. Also, territorial disputes between China and Japan may also affect our business by reducing orders from Japan and in other ways.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. See “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to maintain effective internal control in the future, and if we fail to maintain effective internal control in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

As we continue to sell completed feature phones and smart phones to our customers, we are exposed to potential product liability claims in the event that the use of our products causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether successful or not, are costly and time-consuming to defend. Also, although we have not been found to produce defective products in the past, in the event that our products prove to be defective, we may be required to recall or redesign such products, which could result in substantial costs, diversion of management attention and resources and damage to our reputation. However, as the insurance industry in China is still in a relatively early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries. We currently do not have any product liability insurance. A product liability claim, with or without merit, could result in significant adverse publicity against us and could negatively impact the marketability of our products and our reputation, which in turn could materially and adversely affect our business, financial condition and results of operations.

We also may not have the appropriate insurance to cover potential losses and claims in relation to our real estate projects. Although we require our contractors to carry insurance, it is difficult to enforce this requirement in practice and we believe a significant number of our contractors may not comply with this requirement. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay our claims. In addition, there are certain types of losses, such as losses due to earthquakes, which are currently uninsurable in China. While we believe that our practice is in line with the general practice in the PRC property development industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which may in turn materially and adversely affect our financial condition and results of operations.

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

Beijing Tian Yuan Law Firm, our PRC legal counsel, is of the opinion that our corporate structure in China is in compliance with existing PRC laws and regulations, and the contractual arrangements among our wholly owned subsidiaries in China, variable interest entity and the shareholders of our variable interest entity are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and these contractual arrangements may be subject to reviews by the PRC government from time to time. See “— Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.” Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity established in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, shareholders’ meetings or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council at a later date, in the event that the FIE is engaged in an industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOC, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—If the PRC government finds that the arrangements that establish the structure for operating our China business are inadequate in any way, we could be subject to severe penalties and our business, financial condition and results of operations may be materially and adversely affected.” and “Item 4.C. Information on the Company—Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any company with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in industry categories on the “negative list” without market entry clearance would possibly be considered as illegal.

It is likely that we would not be considered as ultimately controlled by Chinese parties, as our record shareholders in the United States hold approximately 62.2% of our total voting power. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. If the enacted version of the Foreign Investment Law mandates further actions, such as certain restructuring of our corporate structure and operations, we face substantial uncertainties as to whether these actions can be completed in a timely manner or at all, and our business and financial conditions may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practices and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liability.

Our contractual arrangements with our variable interest entity in China and the individual nominee shareholders may not be as effective in providing control over the entity as direct ownership.

We operate our business in relation to QIGI branded mobile phones through QIGI Technology in China. QIGI Technology is owned by two PRC individuals, who are also shareholders of us. We have no equity interest in QIGI Technology and must rely on contractual arrangements to control and operate the relevant businesses. These contractual arrangements may not be as effective in providing control over QIGI Technology as direct ownership. For example, QIGI Technology and the individual shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If QIGI Technology or its individual shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. Although QIGI Technology contributed an insignificant amount to our total revenues in 2011, and has not contributed to our revenues since 2012, if we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of QIGI Technology, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of QIGI Technology into our consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP, which could adversely affect our results of operations and damage our reputation.

Our ability to enforce the equity pledge agreement between us and our variable interest entity’s shareholders may be subject to limitations based on PRC laws and regulations.

The shareholders of QIGI Technology, our variable interest entity in China, have pledged all of their equity interests in QIGI Technology to Tecface International Technology, our wholly-owned subsidiary in China. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. We have not registered the pledge of equity interests in QIGI Technology with the relevant local branch of SAIC. We believe that the equity pledge agreement among QIGI Technology, shareholders of QIGI Technology and Tecface International Technology became effective and valid on the date when the agreement was duly executed, and we believe lack of registration does not limit the ability of Tecface International Technology to enforce its contractual rights against the shareholders of QIGI Technology under the equity pledge agreement, such as the rights to ask the shareholders to register the equity pledge and to demand that they sell the equity interests being pledged in the event of a default under the agreements secured by the equity pledge. For the same reason, we believe the lack of registration does not limit Tecface International Technology to exercise control over QIGI Technology. However, according to the PRC Property Rights Law, in order to create a valid equity pledge, registration of such pledge with the relevant local branch of SAIC is a pre-condition. QIGI Technology has not completed the registration of the pledges so far, and the pledges, as property rights, have not become effective under the PRC Property Rights Law. As a result, Tecface International Technology may not be able to successfully enforce the pledges against any third parties that have acquired property right interests in good faith in the equity interests in QIGI Technology. As a result, if QIGI Technology breaches its obligations described above, and there are third parties who have acquired equity interests in good faith, we would need to resort to legal proceedings to enforce the contractual rights of Tecface International Technology under the equity pledge agreements, or the underlying agreements secured by the pledges.

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

Given that Techfaith Interactive has been deconsolidated due to its liquidation in October 2012, we have removed Techfaith Interactive from our consolidated financial statements. Thus, QIGI Technology, which is owned by two PRC nationals, is our sole operating variable interest entity as of the date of this annual report. The interests of these individual shareholders may differ from the interests of our company as a whole. We cannot assure you that when conflicts of interest arise, these individual shareholders will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, these individual shareholders of QIGI Technology may breach or cause QIGI Technology to breach or refuse to renew the existing contractual arrangements that allow us to exercise effective control over it and to receive economic benefits from it. Currently, we do not have existing arrangements to address potential conflicts of interest of these individual shareholders, except that we could, at all times, exercise our option under the option agreement with individuals shareholders of QIGI Technology to cause them to transfer all of their equity ownership in QIGI Technology to a PRC entity or individual designated by us, and this new shareholder of QIGI Technology could then appoint a new director of QIGI Technology to replace the existing directors. In addition, if such conflicts of interest arise, our wholly owned PRC subsidiary could also, in the capacity of individual shareholders’ attorney-in-fact as provided under existing powers of attorney, directly appoint a new director of QIGI Technology to replace the existing directors. We rely on these individual shareholders to comply with the laws of China, which (1) protect contracts, including the contractual arrangements QIGI Technology and its shareholders have entered into with us, and (2) which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and these individual shareholders of QIGI Technology, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development through its industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth in recent decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures in the past, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China and, since 2012, Chinese economic growth has slowed. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and adversely affect our business, financial condition and results of operations.

Our business benefits from certain tax incentives, and changes to these tax incentives could adversely affect our operating results.

Our income tax is primarily governed by the Enterprise Income Tax Law, or the EIT Law, which was adopted by the National People’s Congress of China on March 16, 2007 and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Under the EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“HNTE”) is entitled to a tax rate of 15%. A HNTE status obtained under the EIT Law is valid for three years, after which qualifying entities can apply to renew their HNTE status for an additional three years, provided their business operations continue to qualify for HNTE status. Techfaith China renewed its HNTE status under the EIT Law in 2014, and its current HNTE status is now scheduled to expire in November 2017. Techfaith Shanghai, a qualified manufacturing foreign investment enterprise located in Shanghai Pudong according to the old enterprise income tax law prior to January 1, 2008, most recently renewed its HNTE status in 2014 under the EIT Law, which will expire in October 2017. One Net most recently renewed its HNTE status in December 2013 under the EIT Law, which will expire in December 2016. Techfaith Intelligent Handset Beijing initially obtained its HNTE status in December 2008 and subsequently renewed it in 2011, but the HNTE designation expired in 2014. We plan to apply for the renewal of HNTE status for each of our qualifying entities before the respective expiry dates. We believe it is likely that our qualifying entities will continue to obtain the renewal in the future. Accordingly, Techfaith China, Techfaith Shanghai and One Net have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future.

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

Under the EIT Law and relevant implementing rules, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementing rules of the EIT Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. The guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident is set forth in a notice and a bulletin issued by the PRC State Administration of Taxation, or SAT, in 2009 and 2011, respectively. The notice and the bulletin apply to a Chinese-controlled offshore incorporated enterprise, which is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. See “Item 4. Information on the Company — B. Business Overview — Regulation — Tax.” Based on our analysis of the current facts, we believe that our company and our overseas subsidiaries should not be treated as resident enterprises for PRC tax purposes. However, it continues to be unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2012, 2013 and 2014, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that our company or our overseas subsidiaries should be treated as a “resident enterprise” for PRC tax purposes after January 1, 2008, the effective date of the EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, but will exclude any dividend income we receive from our domestic subsidiaries, which are exempted taxable income under the EIT Law. If we and our overseas subsidiaries are treated as “resident enterprises” and are required to pay income tax for dividends paid to our offshore subsidiaries which are not treated as “resident enterprises,” it will materially and adversely affect our financial condition and results of operations.

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

Moreover, under the EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although our company is incorporated in the Cayman Islands, it remains unclear whether the dividends payable by us or the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax on our dividend payments will reduce any returns on your investment.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011 the Chinese affiliates of the ‘‘big four’’ accounting firms, including our independent registered public accounting firm, were affected by a conflict between laws of the United States and PRC laws. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from these Chinese accounting firms access to their audit work papers and related documents. The firms responded, however, that they were advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although such proposed penalties did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the terms of the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate document production via the CSRC. If the firms fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act and possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

A significant portion of our revenues and our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation or depreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, depreciation of the RMB against the U.S. dollar would have a negative effect on the U.S. dollar amount available to us.

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

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules, as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investments, loans or investments in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE.

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

In February 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or SAFE Circular 13, which cancelled the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investment as well as overseas direct investments, and delegated the power to the qualified banks that directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches. SAFE Circular 13 is scheduled to take effect on June 1, 2015.

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

Because the majority of our business operations are in China, these regulations could result in the relevant PRC government authorities limiting or eliminating our ability to purchase and retain currencies other than the RMB in the future, which could limit or eliminate our ability to fund any business activities we may have outside China or to make dividend payments in U.S. dollars in the future.

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

In July 2014, SAFE promulgated the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or Circular 37, and SAFE has further issued a series of implementation guidance. These regulations require PRC residents to register with the local SAFE branch before directly establishing or indirectly controlling any offshore company for the purpose of overseas capital financing with assets of or equity interests in PRC companies held by them. Circular 37 further requires that when there is (a) any change in the basic information of a special purpose vehicle, such as any change relating to its individual PRC resident shareholders, name or operational period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share exchange or share transfer in the special purpose vehicle, or a merger or split involving the special purpose vehicle, the PRC resident must register such changes with the local SAFE branch on a timely basis.

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

We conduct substantially all of our business through our subsidiaries established in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, PRC laws applicable to wholly foreign-owned enterprises and Sino-foreign joint ventures. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. For example, in August 2011, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement an earlier circular of the General Office of the State Council. The MOFCOM Security Review Rules came into effect on September 1, 2011. Under these circulars and rules, a MOFCOM security review is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement through various means, including by structuring transactions through proxies, indirect investments and control through contractual arrangements. However, as these circulars and rules are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, there is no assurance that the MOFCOM will have the same view as we do when applying these circulars and rules.

In January 2015, MOFCOM published a draft of the proposed Foreign Investment Law. If the Draft Foreign Investment Law were enacted, it would replace the existing laws regulating foreign investment in China and harmonize the regulations governing both foreign invested enterprises and PRC domestic entities. However, foreign invested enterprises that operate in industries deemed to be either “restricted” or “prohibited” in a “negative list” will be subject to entry clearance and other approvals not required for PRC domestic entities unless such foreign invested enterprises can demonstrate that the ultimate controlling person(s) is/are of PRC nationality (either PRC citizen, or PRC government and its branches or agencies). Because the negative list has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment. The entry clearance and approvals could prevent certain foreign invested enterprises that operate in industries on the negative list from continuing to conduct their operations through contractual arrangements. For more details on the draft of the Foreign Investment Law, see “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for mobile handsets;

•	conditions in the China real estate market;

•	changes in the economic performance or market valuations of other mobile handset design houses, original design product providers or manufacturers;

•	performance of other China-based companies that are listed on NASDAQ;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	conditions of the Chinese economy and the broader global economy; and

•	fluctuations of exchange rates between the RMB and U.S. dollar.

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices, fraudulent accounting, corporate structure, government policies or other matters concerning other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Volatility or a lack of positive performance in our stock price may also adversely affect our ability to retain key employees, some of whom have been granted options or other equity incentives.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months, including our capital commitments for the construction of property, plant and equipment. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association as amended from time to time, and by the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests through actions against our management, directors or controlling shareholders than would public shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly owned subsidiaries and variable interest entity in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these individuals or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are controlled by a small group of our existing shareholders, whose interests may differ from the interests of other shareholders.

As of the date of this annual report, our directors and executive officers as a group beneficially own 32.1% ordinary shares of our company; Mr. Defu Dong, our Chairman and Chief Executive Officer, beneficially owns almost all of such ordinary shares and has the power to vote on behalf of the record holders of these shares over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a large amount of cash), we believe that it is very likely that we were classified as a “passive foreign investment company,” (or a “PFIC”), for United States federal income tax purposes for our taxable year ended December 31, 2014, and we will very likely be a PFIC for our current taxable year ending December 31, 2015 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for United States federal income tax purposes. A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the average quarterly value of its assets (as generally determined on that basis of fair market value) during such year produce or are held for the production of passive income.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information — E. Taxation — United States Federal Income Taxation) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become classified as a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the United States federal income tax considerations related to holding and disposing of ADSs or ordinary shares (including, to the extent an election is available, making a “mark-to-market” election to avoid owning PFIC-Tainted Shares and the unavailability of an election to treat us as a qualified electing fund). See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4. Information on the Company

A. History and Development of the Company

We commenced operations in July 2002 through Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, a limited liability company established in China. We incorporated China Techfaith Wireless Communication Technology Limited on June 25, 2004 under the Companies Law, as amended from time to time, of the Cayman Islands. As part of a restructuring in anticipation of our initial public offering, China Techfaith Wireless Communication Technology Limited became our ultimate holding company in November 2004. In May 2005, we completed the initial public offering of ADSs representing our ordinary shares and listed the ADSs on the NASDAQ Global Market.

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

In August 2010, we introduced a new product line in our game business, which generated an aggregate of US$29.6 million, US$7.6 million and US$0.7 million in revenues in 2012, 2013 and 2014, respectively.

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

In December 2011, we received approval from the Shenyang Government for the acquisition of approximately 11.5 acres in Shenyang City’s Shenbei New District. The land contract was valued at approximately RMB14.4 million (US$2.3 million) and the new facility is part of a broader collaborative effort between us and the Shenyang High and New Investment Co. Limited, or Shenyang Investment, and the subsidiary of PuHe New Town Administration Committee, or PuHe, to establish a major subsidiary, 17FOXSY. 17FOXSY is currently 16.7% owned by Shenyang Investment and 83.3% owned by us. As part of this investment project, we have committed to contribute approximately RMB200.0 million (US$31.9 million) and Shenyang Investment has committed to contribute approximately RMB40.0 million (US$6.4 million) in the subsidiary development project and to provide up to RMB10.0 million (US$1.6 million) to our company as an investment incentive. As of December 31, 2014, 17FOXSY has received RMB107.0 million from us and RMB40.0 million in capital from Shenyang Investment.

Our capital expenditures mainly relate to our construction of office buildings and plants. Our capital expenditures amounted to US$21.5 million, US$19.4 million and US$96.5 million in 2012, 2013 and 2014, respectively. Our capital expenditures for 2014 were mainly financed from our balance of cash and cash equivalents.

Our principal executive offices are located at Tower C, No. 5, Rong Chang East Street Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 100176, the People’s Republic of China. Our telephone number at this address is +86 10 5822-8888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the U.S. is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

We are a China-based mobile solutions provider for the global mobile handsets market, with a focus on the original design and development of specialized mobile handsets under our customer’s brands and our own brands for consumers and enterprises, and the sales of finished products to our local and international customers. Our current market includes, among others, the rapidly growing smart phone market targeting 3G and 4G mobile phone network operators and end users. As part of our growth strategy, we have also pursued new growth opportunities, including the commencement of a game business in 2008 and more recent investments in the construction of buildings and facilities in our expanding real estate portfolio in China.

Our business mainly comprises the following three areas in term of revenue contribution: (1) ODP business; (2) brand name phone sales; and (3) game business. Revenues generated from ODP business accounted for approximately 42.0%, 66.7% and 82.6% of our total revenues in 2012, 2013 and 2014, respectively. Revenues generated from brand name phone sales accounted for approximately 36.5%, 26.9% and 16.7% of our total revenues in 2012, 2013 and 2014, respectively. Revenues generated from our game business accounted for approximately 21.5%, 6.4%, and 0.7% of our total revenues in 2012, 2013 and 2014, respectively.

Geographically, revenues generated from PRC domestic customers accounted for approximately 93.4%, 90.7% and 81.4% of our total revenues in 2012, 2013 and 2014, respectively. Revenues generated from overseas customers accounted for 6.6%, 9.3% and 18.6% of our total revenues in 2012, 2013 and 2014, respectively.

Our net revenue decreased by 19.1% from US$119.5 million in 2013 to US$96.7 million in 2014, primarily due to declines in revenues from our brand phone sale business and game business.

We have built a sizeable real estate portfolio and are currently investing in the construction of buildings and facilities which we expect to lease or sell at a later date, although little revenue has been derived from such investments to date. For details on the buildings and facilities, see “–D. Plant, Machinery and Equipment.”

Our ODP business

Since our inception in 2002, we have been providing complete handset design services spanning the entire handset design cycle, which involves industrial design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. We design mobile handsets based on major technology platforms including GSM/GPRS, CDMA1X, CDMA EVDO, WCDMA/UMTS, HSDPA, TD-SCDMA, 3G and 4G.

In 2006, we expanded our business from an independent design house to an ODP provider. As an ODP provider, we not only provide handset design services but also sell finished products by subcontracting EMS providers to assemble or manufacture mobile phone handsets to meet the demand of our customers. In 2010, we acquired QIGI brand so that we may design our QIGI branded mobile phones, leveraging the design capabilities and EMS suppliers from our ODP business. Our ODP products constituted our principal source of revenues until 2008 and 2009, during which time the ODP business represented over 90% of our total net revenues. Our ODP businesses continued to contribute a significant majority of our revenues, making up 42.0%, 66.7% and 82.6% of our total revenues in 2012, 2013 and 2014, respectively.

We first launched our ruggedized products in 2011 and 2012, when we introduced high standard, ruggedized Android-based smart phones to the market. In 2012, we started to distribute the WCDMA/GSM 3.5G ruggedized IP67 Android smart phones to Hong Kong, South America and Latin America, and also received increased sales orders from our customers for our ruggedized Android-based smart phones. In 2013, we expanded our portfolio of ruggedized device models with higher capabilities such as larger screens, faster CPU, IP68 and more, successfully launching these products both domestically and internationally for both consumers and enterprise segments. In 2014, we further expanded our portfolio of ruggedized device models through the launch of various new products including: a ruggedized, waterproof Smartwatch, the “A-Watch”; our 5th generation ruggedized smartphone, the “Thunder,” shipped to Europe equipped with a 4.5 inch high resolution LCD screen, powerful Quad Core CPU and various pre-installed outdoor applications; and our 6th generation smartphone, the “A6,” which is equipped with a 5.0 inch high resolution LCD screen, powerful Quad Core CPU and various pre-installed outdoor applications. In 2014, we also expanded the sale of our ruggedized Android “JPAD,” a touch pad with a 7.0 inch LCD screen that is water resistant up to 1.5 meters, into Russia and South Africa. Most recently, in February of 2015, we introduced JNote, our ruggedized notepad designed on the robust Android operating system operating on QUAD Core CPU and running on WCDMA/GSM networks, containing a 6.0 inch, 1080P high-definition LCD screen and being dust and shock resistant, temperature resistant and water resistant up to 1.5 meters. We are also in the process of upgrading our existing models to have 4G/LTE capabilities. Our popular ruggedized products line, now including smartphones, notepads, smart watches and cameras, is designed for everyday use in rugged environs and has been receiving orders from Europe to South America.

Our net revenues from our ODP business was US$79.7 million in 2013 and US$79.8 million in 2014.

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

Our net revenues from our brand name phone sales business decreased by 49.7% from US$32.2 million in 2013 to US$16.2 million in 2014. The decline was mainly attributed to increased competition.

Our game business

In 2008, we began to develop our game business through One Net. We introduced a motion game device in the fourth quarter of 2010. We sell motion game controllers and accessories and design and manufacture mobile phones with motion game controller functions.

Our game business generated revenues of US$29.6 million, US$7.6 million and US$0.7 million for the years ended December 31, 2012, 2013 and 2014, respectively. The decrease in revenues from our game business in 2014 was primarily due to changing customer software and hardware demands, continued competition, and the strategic shift of our focus from hardware to software applications as well as the providing of free applications to end users in an attempt to expand our user base.

Our real estate projects

Beginning with the acquisition of land use rights in Hangzhou in 2008, we now have land use rights in Hangzhou, Beijing and Shenyang. We began constructing facilities on the Hangzhou site in 2008, and finished the construction stage of our first two buildings in Hangzhou in 2010 and of a third building in 2013. We began constructing facilities on the Beijing site in March 2012, and have substantially completed the construction stage of 16 buildings thereon by the end of 2014. We also began constructing facilities in Shenyang, after acquiring land use rights to a piece of land in November 2011. In 2014, we finished the construction stage of two buildings in Shenyang. For more details regarding our investments in real estate, see “—D. Plant, Machinery and Equipment.”

Our real estate projects are part of our strategy to diversify our revenue streams. We believe that our current premises and facilities are more than sufficient to accommodate our existing production capacity needs, and as a result, we expect to lease or sell the buildings and facilities we have constructed to the extent we do not utilize them ourselves.

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

Our EMS providers engage in assembly and manufacturing operations and also offer testing services of the assembled printed circuit boards, systems and subsystems to ensure the requisite consistent high product quality. We send our employees to the production sites of our EMS providers to inspect the finished products before we accept and make payment. For efficient inventory management, these finished products are usually arranged to be collected by courier service providers for direct delivery to locations designated by our customers.

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

In addition, for our design contracts, after we deliver our design products to our customers, our customers are required to purchase certain components (such as chips used in mobile handsets) through us to manufacture the designed products. As this type of component is built into the design contracts, we include these component sales in the design contract related revenue, rather than product sales.

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

Game

We have historically sold motion game controllers and accessories, and have designed and manufactured mobile phones with motion game controller functions. Gamers can use motion game controllers or mobile phones with motion game function to play motion games. The controller or mobile is able to support hundreds of motion games such as racing, shooting, tennis, and track and field. The motion game controller can be accessed through Bluetooth connection or Wi-Fi on the end user’s computer or laptop. Revenue from sales of motion game controllers and mobile phones are recognized upon the delivery of goods and the transfer of ownership to customers. Usually we receive advance payments from customers and deliver goods within one week of receiving payment. In 2014, our game business strategy shifted to providing free applications to end users in an attempt to expand our user base, which led to a significant decline in revenues from this business.

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

A small number of customers have historically accounted for a significant portion of our net revenue. In 2012, 2013 and 2014, our largest three customers collectively accounted for approximately 20.0%, 23.2% and 38.8% of our net revenues, respectively.

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

We typically charge a design fee for our handset design services. The design fee is a fixed amount paid in installments according to pre-agreed milestones.

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

Brand name phone sales

We have established a network of provincial agents that distribute our ruggedized devices to all major cities in China. Alternatively, consumers can also purchase the devices through e-commerce platforms such as Taobao, Alibaba, JD, TMall or through our company website.

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

Sales and Marketing

We sell and market our products and mobile handset design services through a sales force in China and direct marketing efforts. We maintain sales and marketing staff in Beijing and Shanghai, covering the major cosmopolitan regions in China where most of our customers are located. We also maintain sales and marketing staff to cover Southeast Asia, India, America, Africa, Middle East and Europe, as we provide middle- to high-end products to these markets. These staff members periodically travel to various trade shows to promote our products in those markets.

We engage in marketing activities to promote our services. We frequently market and promote our company and products through the internet, TV, magazines, and other multi-media. We attend conferences, exhibitions and trade fairs to promote our products and services, such as GITEX Technology Week Exposition in Dubai, the Consumer Electronics Show in Las Vega and Mobile World Congress in Barcelona. In addition, we view our strategic relationships with leading technology companies and platform providers as part of our efforts to promote our company. We believe that some of the leading technology companies with which we have strategic relationships will be instrumental in helping us secure our targeted multinational customers by providing us opportunity referrals, since such referrals may also promote the use of their technology. We also introduced additional baseband platforms to our existing customers to attract new product sales and design contracts from them.

Technology

We have built our product sales business upon the strong foundation of our technological expertise gained in the process of designing a wide range of mobile handset models by the effective and efficient deployment of our in-house research and development team.

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

We have a high degree of technological expertise in major areas of mobile handset design, development and production. Our engineers are skilled at designing mobile handsets that integrate many different functions and features in common or differentiated hardware and software architectures. We have also developed a design approach that allows the production of enhanced mobile handset models with minimal modifications and slight adjustments to the existing mass production lines of our customers or the EMS providers that manufacture the products for our customers. This allows our customers to launch new handset models at a relatively faster time-to-market and with lower manufacturing costs.

We use advanced methodologies to design mobile handsets for our customers. We use industry-standard, state-of-the-art design tools in our design process which we believe provides us significant flexibility to adapt our research, development and product design work to new manufacturing processes and technology platforms when desirable.

We launched GPS/GSM-CDMA dual module/GSM-GSM dual card phones and Wi-Fi smart phones based on the Windows Mobile 6 operating system handsets in 2007. We have developed handsets with technologies such as GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA and are capable of developing middleware MMI/UI software on 2.75G GSM/EDGE, 3G (EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G (HSDPA) communication technologies that fulfill the specifications of handset brand owners and carriers in the global market. During 2009, we also commercialized several promising products including our dual-GSM SIM card G6, a device designed to serve as a feature-rich mobile phone, a durable mobile games platform and a remote control for PC games. In addition, during 2009, we launched our HSUPA data modem card in the U.S. market and shipped mobile phones with TV functions to markets in Latin America and Southeast Asia. We launched wireless portable people meters device for our US customer to collect marketing data which can monitor the media station which the people watching or listening. In 2013, we launched several IP68 ruggedized Android devices such as Giant (J3), ZEUS (J4), JPAD and began shipping to overseas markets, including the European Union, Russia, Australia, Singapore and South Africa. In 2014, we further expanded our portfolio of ruggedized device models by launching diverse new products including: a ruggedized, waterproof Smartwatch, the “A-Watch”; our 5th generation ruggedized smartphone, the “Thunder”, which was shipped to Europe and the Middle East and is equipped with a powerful Quad Core CPU and various pre-installed outdoor applications; and our 6th generation smartphone, the “A6”, equipped with the powerful Quad Core CPU and various pre-installed outdoor applications. In February 2015, we introduced JNote, our ruggedized notepad designed on the robust Android operating system operating on QUAD Core CPU and running on WCDMA/GSM networks, being dust and shock resistant, temperature resistant and water resistant up to 1.5 meters. We are also in the process of upgrading these models to have 4G/LTE capabilities and upgrading the software to Android 5.0.

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

Research and Development

We believe that our future success primarily depends on our ability to efficiently design and develop new models of mobile handsets and manufacturing processes that meet our customers’ demand for cost-competitive, high-quality and technologically advanced mobile handsets and, to a lesser degree. The goals of our research and development efforts include the following:

•	to keep abreast of the advanced technologies in the mobile handset and industry;

•	to emphasize cost-effectiveness and manufacturability of our designs;

•	to develop high-quality handsets based on various commonly adopted platforms and to ensure flexibility of design and production modifications; and

•	to make effective use of the technologies licensed from leading global technology companies.

As of December 31, 2014, our research and development staff and supportive function consisted of 133 engineers, representing approximately 59.1% of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry. For the years ended December 31, 2012, 2013 and 2014, we had research and development expenses of US$9.3 million, US$8.3 million and US$7.2 million, respectively.

Intellectual Property

We have 32 patents and have submitted 56 patent applications which are all in the process of examination by the State Intellectual Property Office of China. We also rely on third-party licensors for design cell phone and module card technologies and other technologies embedded in our designs. These licenses are typically non-exclusive and royalty-accruing. If we are unable to continue to have access to these licensed technologies, our success could be adversely affected. In addition, we rely on commercially available third-party software applications in carrying on our business operations. We generally obtain these software applications from retail outlets or through third-party vendors which bundle them together with PCs and servers purchased by us. We make efforts to ensure that we have proper licenses for software applications used by us, including those provided by third-party vendors.

Seasonality

Historically our operating results are the weakest in the first quarter of each year, caused by long Chinese New Year holidays in the first quarter of the year, and the strongest in the fourth quarter of the year, led by traditionally bigger shipments for Christmas and New Year orders.

Competition

The mobile handset market and the game industry are intensely competitive and highly fragmented. We face current and potential future competition from established mobile device manufacturers. These include original design manufacturers, such as Sim Technology Group Limited, BYD Electronics Limited, Longcheer Holdings Limited and Seal Technologies Limited, which compete with our product sales business by offering their own production services to brand name owners. These original design manufacturers may also compete with us in the mobile handset design business as they may be in a position to design mobile handsets on their own. We also face worldwide competition from in-house design teams of original equipment manufacturers. We face competition from other existing brand mobile phone companies such as Apple, Samsung, ZTE, Huawei, Lenovo and Xiaomi in our branded mobile phone business segment. In addition, new players may enter the independent mobile handset production and design market in the near future. In the game business, we face competition from bigger players such as Tencent Games, The9 Limited and Shanghai Shanda Company Limited, among others.

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

Real Estate

We currently have a real estate project located in each of Hangzhou, Beijing and Shenyang. As part of our strategy to expand, we acquired land use rights in these three cities beginning with the acquisition of land use rights in Hangzhou in 2008. We began constructing facilities on the Hangzhou site in 2008, and finished the construction stage of our first two buildings in Hangzhou in 2010 and of a third building in 2013. We began constructing facilities on our Beijing site in March 2012, and have substantially completed the construction phase of 16 buildings thereon by the end of 2014. We also have begun constructing facilities in Shenyang, after acquiring land use rights to a piece of land in November 2011. In 2014, we finished the construction stage of two buildings in Shenyang. The types of buildings and facilities being constructed on these sites are appropriate for research and development uses as well as for establishing internal manufacturing facilities for manufacturing plants and similar businesses. For more details regarding our investments in real estate, see “—D. Plant, Machinery and Equipment.”

Although they have not generated little revenue to date, our real estate projects are part of our strategy to diversify our revenue streams. As of December 31, 2014, we had invested an aggregate of US$62.5 million (RMB388.1 million) in the construction of our buildings and facilities in Hangzhou, US$59.7 million (RMB370.4 million) in the construction of our buildings and facilities in Beijing, and US$29.1 million (RMB180.4 million) in the construction of our buildings and facilities in Shenyang. We believe that our current premises and facilities are more than sufficient to accommodate our existing production capacity needs, and as a result, we intend to lease or sell the unutilized buildings and facilities we construct.

Regulation

This section sets forth, in the opinion of our PRC counsel, Beijing Tian Yuan Law Firm, a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

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

Tax

As a business enterprise operating in China, we are subject to the Enterprise Income Tax Law, or the EIT Law, which was adopted by the National People’s Congress of China on March 16, 2007 and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Under the EIT Law, an enterprise which qualifies as a “high and new technology enterprises” (“the HNTE”) is entitled to a tax rate of 15%. Prior to January 1, 2008, Techfaith China and Techfaith Intelligent Handset Beijing obtained HNTE status under the old EIT law. Under the EIT Law effective on January 1, 2008, Techfaith China obtained the HNTE in December 2008 and most recently renewed its HNTE status in 2014, which will expire in December 2017. Under the EIT Law, which became effective on January 1, 2008, Techfaith Intelligent Handset Beijing obtained HNTE status in December 2008 and subsequently renewed it in 2011, but the HNTE designation expired in 2014. Under the old EIT Law prior to January 1, 2008, Techfaith Shanghai was a qualified manufacturing foreign investment enterprise located in Shanghai Pudong. Under the EIT Law effective on January 1, 2008, Techfaith Shanghai obtained HNTE in December 2008 and most recently renewed its HNTE status in 2014, which will expire in October 2017. One Net obtained its HNTE in September 2010 and renewed its HNTE status under the EIT Law in December 2013, which will expire in December 2016. Beginning from 2010, the tax rate for One Net has been 15%. The HNTE status obtained under the EIT Law is valid for three years, after which qualifying entities can apply to renew for an additional three years, provided their business operations continue to qualify for HNTE status. Techfaith China and Techfaith Shanghai renewed their HNTE status in 2014, and we believe it is likely that our qualifying entities will continue to obtain such renewals in the future. Accordingly, Techfaith China, Techfaith Shanghai and One Net have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future.

The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties resides within China. On April 22, 2009, the SAT further issued Circular 82, which sets out detailed rules for determining whether a Chinese-controlled offshore incorporated enterprise is a tax resident of China, describes the tax implications of such an enterprise being regarded as a tax resident, and sets out the procedures for an assessment of residence status by the relevant local tax bureau. Circular 82 was later amended in January 2014. In addition, the SAT issued a bulletin on July 27, 2011, or Bulletin 45, to provide more guidance on the implementation of the above Circular 82, effective from September 1, 2011. Bulletin 45 made clarifications in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specified that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the China-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in Circular 82 and administration clarification made in the Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Pursuant to this notice, we do not believe that the legal entities of our group organized outside China would be considered China tax residents for EIT Law purposes. In addition, in February 2015, the SAT issued the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purposes and the legal requirements for the voluntary reporting procedures and filing materials in cases of indirect property transfer. SAT Circular 7 has listed several factors to take into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised, directly or indirectly, of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price. If the withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither the withholding agent nor the transferor complies with the obligations under SAT Circular 7, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises” will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Techfaith China renewed their “high and new technology enterprise” certificate in 2014, which will be valid until December 2017. Techfaith Shanghai most recently renewed its HNTE status in 2014, which will expire in October 2017. One Net renewed its “high and new technology enterprise” in December 2013, which will be valid until December 2016. Techfaith China, Techfaith Shanghai and One Net will be eligible for a preferential tax rate of 15% when they have taxable income under the EIT Law, as long as they maintain their “high and new technology enterprise” status.

Under the EIT and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangement with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of our subsidiaries located in the PRC that are taxable upon distribution to us of approximately US$176.0 million and US$187.0 million as of December 31, 2013 and 2014, respectively, are considered to be indefinitely reinvested, because we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2014. If we were to distribute such unremitted earnings, we will be subject to dividend withholding taxes of approximately US$12.5 million.

We sell a significant portion of wireless modules and smart phones from our Hong Kong subsidiary, and currently the statutory income tax rate in Hong Kong is 16.5%. The Inland Revenue Department of Hong Kong approved our Hong Kong subsidiary to be effectively exempt from income tax in Hong Kong. No provision for Hong Kong profits tax was made for the years ended December 31, 2012, 2013 and 2014 on the basis that Techfaith Intelligent Handset Technology (Hong Kong) Limited did not have any assessable profits arising in or derived from Hong Kong for the years.

According to the Circular on Tax Issues Related to the Implementation of the Decision of the CPC Central Committee and State Council on Strengthening Technical Innovation, Developing High Technology and Realizing Industrialization issued by the Ministry of Finance and the State Administration of Taxation, revenue generated under technology transfer agreements or technology development that has been registered with relevant authorities, as well as revenue generated from technology and consulting services associated with these two types of arrangements, could be exempted from Value Added Tax, or VAT.

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

On August 29, 2008, SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting the ways in which the converted RMB may be used. Circular 142 requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and, unless set forth in the business scope or in PRC regulations, may not be used for equity investments within the PRC. In addition, SAFE has strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without the SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe monetary or other penalties. In addition, on November 9, 2010, the SAFE issued the Circular on the Relevant Issues of Strengthening Foreign Exchange Administration, or Circular 59, which tightens the regulation relating to settlement of net proceeds from overseas offerings and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. Furthermore, in strengthening Circular 142, SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or SAFE Circular 45, on November 9, 2011, which expressly prohibits a foreign invested company from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, or repayment of bank loans which have been transferred to a third party. On July 4, 2014, SAFE promulgated Circular 36, which launched a pilot reform of the administration of settlement of the foreign exchange capitals of foreign-invested enterprises in certain pilot areas from August 4, 2014. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, to expand the reform nationwide. Circular 19 will come into force and replace both Circular 142 and Circular 36 on June 1, 2015. Circular 36 allows enterprises established within the pilot areas to use their foreign exchange capitals to make equity investment and removes certain other restrictions provided under Circular 142 for these enterprises. Circular 19 will remove those restrictions for all foreign-invested enterprises established in the PRC. However, Circular 36 continues to, and Circular 19 will continue to, prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, extending entrusted loans or paying off loans extended or assumed by other companies.

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

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign-owned enterprises and the Chinese-foreign equity joint ventures include the Wholly Foreign-owned Enterprise Law (1986), as amended in 2000, the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended in 2001 and 2014, the Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended in 2001, and the Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended in 2001.

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

We adopted a 2005 share incentive plan, pursuant to which we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants. We have advised our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with SAFE Notice 7.

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

Patent

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. We have 32 patents and have submitted 56 patent application which are all in the process of examination by the State Intellectual Property Office.

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
100%
Techfaith Software (China) Limited (PRC)
100%
Techfaith Wireless Technology Group Limited (BVI)
100%
QIGI&BODDE Technology Limited (HK)
100%
Infiniti Capital Ltd.
Tecface International Technology (formally QIGI&BODEE International Technology (Beijing) Limited. (PRC)
IDG Accel China Growth Fund II L.P.
23.4%
8.8%
VIE
QIGI&BODEE Technology (Beijing) Co.Limited (PRC)
100%
100%
100%
100%
100%
67.8%
100%
100%
100%
100%
Shenyang High and New Investment Co., Limited
Fair Nice Technology Limited (BVI)
Charm Faith Limited (BVI)
Infoexcel Technology Limited (BVI)
Boost Time Limited (BVI)
Great Earnest Technology Limited (BVI)
798 Entertainment Limited (formerly "Leo Technology Limited") (BVI)
Finest Technology Limited (BVI)
Techfaith Intelligent Handset Technology Limited (formerly First Achieve Technology Limited) (HK)
Tecface Communication Technology (Beijing) Limited (Formerly "STEP Technologies (Beijing) Co. Ltd.") (PRC)
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
One Net Entertainment Limited (formerly Techfaith Interactive Technology (Beijing) Limited) (PRC)
Shenyang 17 vee move Co., Ltd (formerly UU Internet Technology (Shenyang) Ltd. ) (PRC)
Techfaith Wireless Communication Technology (Shanghai) Ltd. (PRC)
49%
11%
40%
100%
100%
Tecface Communication & Equipment (Beijing) Limited (PRC)
Beijing Yaxunxinwang Technology Ltd. (PRC)
Haihu Intelligent Technology (Shanghai Ltd. (PRC))
Billion Team Asia Limited (HK)
51%
49%
Time Spring Limited (BVI)
100%
Media Chance Limited (HK)
100%
Glomate Mobile (Beijing) Co., Ltd. (PRC)

Note:

(1)	Dotted line denotes variable interest entity. We have contractual arrangements with QIGI Technology under which QIGI Technology focuses on smart phones under the QIGI brand.
(2)	Billion Team Asia Limited is an affiliate entity of D Magic Mobile (Shanghai) Incorporation.

We conduct substantially all of our operations through the following subsidiaries in China:

•	Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, which primarily designs GSM-based mobile handsets;

•	One Net Entertainment Limited, formerly known as Techfaith Interactive Technology (Beijing) Limited, our 67.8% owned subsidiary in China which primarily designs games;

•	Techfaith Wireless Communication Technology (Shanghai) Limited, which primarily designs CDMA mobile handsets using technology licensed from QUALCOMM;

•	Techfaith Intelligent Handset Technology (Beijing) Limited, or Techfaith Intelligent Handset Beijing, which focuses on smart phones and related products;

•	Techfaith Wireless Communication Technology (Hangzhou) Limited, or Techfaith Hangzhou, which focuses on handsets and smart phones sales;

•	Techfaith Intelligent Handset Technology (Hong Kong) Limited, which focuses on smart phones and handsets sales;

•	Tecface Communication Technology (Beijing) Limited, formerly known as STEP Technologies (Beijing) Co., Limited, which focuses on smart phones under the 17FOX and MOBIFOX brands; and

•	17fox Technology (Shenyang) Co. Limited, or 17FOXSY, formerly known as Tecface International Mobile (Shenyang) Co., Limited, our 83.3% owned subsidiary in China, which focuses on smart phones and handsets sales.

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

In 2014, we set up two new wholly owned subsidiaries in China, Haihu Intelligent Technology (Shanghai) Limited and Beijing Yaxunxinwang Technology Limited, in order to facilitate certain real estate projects.

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

Equity Pledge Agreement

Pursuant to the equity pledge agreement dated February 5, 2010 and an amendment dated as of November 11, 2010 by and among Tecface International Technology, QIGI Technology, and the shareholders of QIGI Technology, the shareholders of QIGI Technology agreed to pledge all of their equity interests in QIGI Technology to Tecface International Technology to secure the performance of obligations of QIGI Technology under the exclusive business cooperation agreement. The shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in QIGI Technology without the prior written consent of Tecface International Technology. The equity pledge agreement remains effective until QIGI Technology fulfills its obligations under the exclusive business cooperation agreement. We have not registered the pledge of equity interests in QIGI Technology with the relevant local branch of SAIC. We believe that the equity pledge agreement among QIGI Technology, shareholders of QIGI Technology and Tecface International Technology became effective and valid on the date when the agreement was duly executed, and we believe lack of registration does not limit the ability of Tecface International Technology to enforce its contractual rights against the shareholders of QIGI Technology under the equity pledge agreement.

Exclusive Option Agreement

Pursuant to the exclusive option agreement dated February 5, 2010 by and among Tecface International Technology, QIGI Technology, and the shareholders of QIGI Technology, the shareholders of QIGI Technology have irrevocably granted Tecface International Technology an exclusive option to purchase or designate any person to purchase from the shareholders of QIGI Technology, in its sole discretion, part or all of the shareholders’ equity interests in QIGI Technology, to the extent permitted by PRC law. Subject to applicable PRC law, the purchase price for the total equity interests in QIGI Technology is RMB1.0 or the lowest price allowed by PRC law. Tecface International Technology has sole discretion to transfer to any affiliated party all of its rights and obligations under the exclusive option agreement. The exclusive option agreement remains effective as long as QIGI Technology operates the business and the agreement will not be terminated until Tecface International Technology has exercised its option rights to acquire the assets or equity interests of QIGI Technology.

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

In 2012, 2013 and 2014 we did not derive any revenues from QIGI Technology through the service fees that QIGI Technology paid to us.

In the opinion of Beijing Tian Yuan Law Firm, our PRC legal counsel:

•	the corporate structure of QIGI Technology and our wholly owned subsidiary in China are in compliance with existing PRC laws and regulations; and

•	the contractual arrangements among our wholly owned subsidiary in China, QIGI Technology and its shareholder are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect.

D. Plant, Machinery and Equipment

Our principal executive offices were located on rented premises comprising 5,462 square meters in Beijing, China. We currently own 20,466 square meters of office space in Beijing, all of which has been rented out. We have regional offices in Shanghai and Hangzhou that occupy approximately 1,760 square meters in aggregate, of which the office space in Shanghai is self-owned and occupies an area of 1,566 square meters.

As part of our expansion strategy, we acquired land use rights and began constructing buildings and facilities in Hangzhou, Beijing and Shenyang of China. These buildings and facilities are designed for research and development purposes as well as for establishing internal manufacturing capabilities. Since then, we have shifted our strategy to use the construction of these buildings and facilities to help diversify revenue streams—as we now believe that our current premises and facilities are more than sufficient to accommodate our existing production capacity needs, we currently plan to lease or sell the unused portions of these buildings and facilities once construction stage is completed. Thus, our real estate portfolio now forms part of our strategy to diversify revenue streams. See “—Item 4. Information on the Company—B. Business Overview.”

As of December 31, 2014, we had invested approximately US$62.5 million (RMB388.1 million) in the construction of our facilities in Hangzhou. We have completed the construction stage of three buildings with a total area of 43,500 square meters, and we expect to complete the relevant government inspections and receive premises permits necessary for the occupation of the buildings from the relevant local government departments in 2015. We commenced the construction of three more buildings in 2014. The capital expenditure in connection with the facilities in Hangzhou is expected to be US$50.0 million in aggregate in the next three years.

In August 2011, our subsidiary, Techfaith Intelligent Handset Beijing, acquired land use rights for our then newly established subsidiary, Tecface Communication Equipment Beijing. The acquired land use rights relate to a piece of land in Beijing comprising 139,650 square meters. The construction of our facilities in Beijing is divided into two phases. We commenced the Phase I construction of 16 buildings in March 2012, and substantially completed the construction stage of these buildings in 2014. The 16 buildings have a total area of 73,557 square meters. In relation to Phase I, we have invested US$59.7 million (RMB370.4 million) in construction fees as of December 31, 2014. We also plan to construct another 16 buildings during a Phase II stage. We currently estimate the total capital expenditure in connection with Phase I and Phase II to be US$80.0 million over the next three years. In November 2011, our subsidiary, 17FOXSY, acquired land use rights to a piece of land comprising 46,715 square meters in Shenyang, China, for the establishment of an integrated research and development, sales and distribution center. In mid-2012, we commenced the Phase I construction of two buildings with an area of 10,270 square meters, which was completed in 2014. As of December 31, 2014, we had invested US$10.1 million (RMB62.9 million) in construction fees in connection with the Phase I construction. Under our current construction plan, there are buildings of approximately 40,966 square meters to be built in Shenyang. The capital expenditure in connection with the facilities in Shenyang is expected to be US$20.0 million over the next three years.

We currently plan to fund these expenditures with our cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities, as well as long-term loans. In January 2014, 17FOXSY, one of our subsidiaries, borrowed a bank loan of US$5.0 million (RMB 30 million) with a term of three years to fund the construction of new buildings in Shenyang and purchase related equipment and machineries. In July 2014, we repaid US$0.8 million (RMB 5 million) of the bank loan.

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

A. Operating Results

For the years ended December 2012, 2013 and 2014, we operated businesses in three revenue-contributing segments: (1) ODP products, (2) brand name phone sales, and (3) game business. Our business model and business mix have gradually evolved since our inception in 2002. For a detailed description of our historical development of businesses, see “Item 4. Information On the Company — A. History and Development of the Company” and “Item 4. Information On the Company — B. Business Overview.”

Major Factors Affecting Our Results of Operations

Our success in the mobile phone business depends on our ability to introduce and bring to market innovative, attractive products with new technologies that are differentiated from our competitors’ products.

We operate in a dynamic, rapidly evolving mobile communications industry. We develop handsets for the domestic China market and the broader global market. Network standards, handset software and hardware vary greatly from market to market. Technologies in the mobile communications industry also evolve very rapidly, with limited control over or certainty regarding which features will become popular. The ability to quickly and effectively adopt new technologies is a key factor for short and long-term business success. Failure to adopt, or late adoption of, new technologies can affect our business materially. In addition, we may not be able to cross integrate new technologies into other technologies related to accessories for mobile handsets and our products may lose their appeal for our customers. There are many factors involved in adopting new technologies, and many of these factors are beyond our control. Our business may require significant investment to pursue material opportunities, including investments in research and development, licensing arrangements, acquiring technologies, recruiting specialized expertise and partnering with third parties to innovate and grow successfully. Those investments may not, however, result in technologies or products that achieve or retain broad or timely market acceptance or are preferred by our customers and consumers. These could have a material adverse effect on our business and results of operations, particularly our profitability.

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

Additionally, the complexity of software and integration of hardware and software functionalities may cause unforeseen delays even close to the anticipated launch of a mobile product. We continue to be dependent on third party component providers, contract manufacturers, application developers and other partners, which can lead to additional challenges and delays that are outside of our control.

In 2011 and 2012, we experienced a delay in our adoption of the Android-based smartphone operating system and shifting our smartphone focus from Microsoft Windows-based to Android-based. This delay led to the reduction of orders from our customers and affected our revenues. Our net revenues from ODP decreased by 72.8% from US$212.8 million in 2011 to US$57.8 million in 2012. We have since actively shifted development resources to respond to market demand, and the majority of our existing handsets and those in development are Android-based models. The revenues from our ODP remained stable starting from the second half of 2012. In 2013 and 2014, we faced tough competition with respect to our branded mobile phone business, especially given the continued shift from 3G to 4G as a broad industry trend. Our revenues from brand name phone sales decreased by 36.0% from US$50.3 million in 2012 to US$32.2 million in 2013, and decreased by another 49.7% to US$16.2 million in 2014. Our net cash provided by operating activities increased by 14.8% from US$3.0 million in 2012 to US$3.4 million in 2013, and decreased by 55.9% to US$1.5 million in 2014.

Our ability to innovate, develop and bring competitive mobile products to the market is contingent on our ability to identify, understand and anticipate industry and market trends; access to effective research and product development processes; ability to secure necessary components or software assets from suppliers in sufficient quantities on a timely basis; and ability to improve our time to market, including the introduction of innovations. As we focus on identifying and understanding other evolving key market trends, we must follow and rapidly respond to these key market trends and actively anticipate or create future trends when possible through our product development processes. We also need to execute efficiently in creating and developing competitive products, and in bringing our products to market in a timely manner with compelling marketing messages that succeed in retaining and engaging our current customers as well as attracting new customers and consumers.

We view our company as a highly innovative company with unique product offerings to our customers. We have been successful in developing and introducing niche middle- to high-end ruggedized products to our customers, and plan to broaden our offerings in this market. Such strategy is subject to risks and uncertainties, which could significantly impair our ability to compete effectively in the mobile phone market; such risks and uncertainties include technology adoption trends, high levels of competition, the availability of investment resources, customer and distributor relationships and telecommunication carrier requirements. We continually seek new technologies and market segments where we believe we can be successful. For example, we have achieved a positive customer response for our ruggedized handset models and unique, value-added functionality, including blood pressure monitoring software and other tailored healthcare features.

Another key component of our strategy is investment in the construction of buildings and facilities to serve our planned capacity needs and for the lease or sale of the unused portions to third parties.

Key Performance Indicators

Net Revenues. We derive our current revenues primarily from ODP products, brand name phone sales and game business. We sell ODP products which include smart phones and feature phones designed by us and manufactured by EMS providers, and other electronics components for mobile handsets. Our revenues from the ODP segment also include handset design services for which we charge design fees, component sales related to design, such as chips used in the mobile handsets we design, and service income. Our revenues from brand name phone sales are primarily from selling brand name phone sales under our brands including QIGI, Tecface, 17FOX and MOBIFOX. Revenues from the game business comprise sales of motion game device, mobile phone game-related service and others.

Our revenues from product sales are net of value-added taxes, which is 17% of the gross sales proceeds received by our PRC subsidiaries.

Our ODP businesses contributed to 42.0%, 66.7% and 82.6% of our total revenues in 2012, 2013 and 2014, respectively. We recognize revenues from ODP products after all the risks and rights have passed to our customers. We use this revenue-recording method because our customers generally entrust everything involving production to us and pay us fully and promptly upon being billed, for the following reasons: (1) we are the primary obligor in these transactions, (2) we have latitude in establishing prices, (3) we are involved in the determination of the service specifications, (4) we bear the credit risk, (5) we bear the inventory risk and (6) we have the right to select the suppliers and the manufacturers. Normally, full payment is required before products are shipped. We recognize revenues for products shipped on credit only after collection is reasonably assured.

We also provide mobile handset design services to mobile handset brand owners. Our revenues from mobile handset design services as a percentage of our total net revenues increased from less than 1% in 2012 to 6.0% in 2013 and then fell to 4.1% in 2014. The amount of revenue from mobile handset design services increased from US$1.3 million in 2012 to US$7.3 million in 2013 and then decreased to US$4.0 million in 2014. Our design gross margins have fluctuated since our inception and are expected to continue to fluctuate as a result of a variety of factors, which include changes in the relative mix of our services and the terms at which we offer them.

The mobile handset industry is characterized by relatively short product life cycles, which increases competition, creates margin pressure for wireless handset brand owners and leads to a preference towards outsourcing. We expect our business to continue to be primarily driven by the industry trend to outsource. Our net revenues from product sales are driven by the number of mobile handsets sold to our customers as well as the average per unit price of such handsets. The number of mobile handsets sold is in turn driven, in part, by the quality and reliability of our products, the number of our customers and the number of product orders that our sales and marketing team is able to obtain from each of our customers. We expect our business to continue to be primarily driven by the growing mobile handset markets and the industry trend to outsource.

While the quality of our products and services is a key factor in attracting orders from our customers, the number of orders we receive is also driven by the market demand for the specific products we design and produce, and the level of competition from our competitors in terms of their ability both to attract our target customers and to exert downward pressures on industry prices. The market demand for mobile handsets is further influenced by general economic conditions, the level of disposable income of consumers and general consumer sentiment in China, and, to a lesser extent, in other countries in which we sell our products. As we outsource the assembly and manufacturing of our products to EMS providers, and as we believe it is relatively easy for us to procure raw materials from existing and new suppliers and to procure manufacturing services from existing and new EMS providers, we do not anticipate having any capacity problem in sales order fulfillment as we are in a position to accept, and successfully fulfill, substantially more orders than the volume that we have been handling so far.

Our revenues from sales of brand name phones represent sales of mobile phones under our brands including QIGI, Tecface, 17FOX, MOBIFOX. The brand phones are designed by us and manufactured by EMS providers. Our brand name phone sales contributed revenues of US$16.2 million, or 16.7% of our total net revenues, in 2014.

The game industry in China is characterized by an increasing number of players, intense competition among similar game titles, strong peer influence among gamers, shortening product life cycle and intense advertising to attract consumer interest. As a relatively new player in this industry, we may not have the resources for the intense advertising required to attract game player interest or the expertise to launch new products which meet game players’ expectations. Another major uncertainty includes fast-changing preferences for hardware and game titles among game players. Our responses to these changing preferences may not be swift enough or responsive enough to fully address consumer needs. Our game business generated revenues of US$0.7 million, or 0.7% of our total net revenues, in 2014.

Cost of Revenues. Cost of revenues from our ODP products, including smart phones, feature phones, consists primarily of the cost of acquiring the products from EMS factories, warranty cost and delivery cost. The cost of acquiring the products from EMS factories include not only the service fees paid to the EMS providers but also the cost of raw materials we buy from our suppliers and assign to the EMS providers for processing and assembly. Our cost of revenues for ODP products may be lowered by our ability to source the required raw materials and components from our suppliers at competitive cost due to established and stable supplier relationships and price discounts from bulk purchases. Cost of revenues from brand name phone sales include raw materials and components cost from supplier, warranty and delivery cost. Cost of revenues from motion games includes product cost to EMS providers, warranty cost and delivery cost. Cost of revenues for providing mobile game services to our customers primarily consists of compensation and benefits for our game developers.

Operating Expenses. Our operating expenses consist of general and administrative, research and development and selling and marketing expenses and expenses related to impairment of long-lived assets, intangible assets with definite lives and goodwill.

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

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which require us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and the accompanying notes. The consolidated financial statements include the financial statements of our company, its subsidiaries and its variable interest entity. All inter-company transactions and balances are eliminated upon consolidation. Significant accounting estimates reflected in our financial statements include revenue recognition, impairment of goodwill, allowance for doubtful accounts, provision for inventory write-down, impairment for long-lived assets and intangible assets with definite lives, and valuation allowances for deferred tax assets. We continually evaluate these judgments, estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application.

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

Revenue related to brand name phone sales segment

Revenue from sales of brand name phones, represent mobile phone under our brands including Tecface, QIGI, 17FOX and MOBIFOX. Our brand phones are designed by us and manufactured by EMS providers. Revenue is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not identify significant unrecognized tax benefits for years ended December 31, 2013 and 2014. We did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that our unrecognized tax benefits would not change significantly within 12 months from December 31, 2014.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. We perform ongoing credit evaluations of our customers and establish an allowance for doubtful accounts. In making these estimates, we analyze the age of the receivables, creditworthiness of our customers, past transaction histories with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries we serve. We believe the allowances established are adequate under the circumstances. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, we provide for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance.

Inventories

Our inventories consist of raw materials, finished goods and work in progress. Inventories are stated at the lower of cost or market. Inventory costs include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to us by suppliers, and production of manufactured products for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value taking consideration of estimates of future demand, technology developments, and market conditions.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on our consolidated balance sheet as goodwill. Goodwill is not amortized but is evaluated annually or more frequently if event and circumstances indicate that they might be impaired.

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

During the third quarter of year 2011, we determined that there was significant decline in our stock price for a sustained period and that there was an impairment indicator related to goodwill as of September 30, 2011. We performed an assessment of the carrying value of goodwill as of September 30, 2011. Based on that assessment, we concluded that goodwill allocated to the ODP reporting unit was fully impaired because the estimated growth rates and profit margins for future periods were expected lower than that of prior years.

In light of the recent sales forecast information obtained in the fourth quarter of 2013, which showed a continually declining sales performance and profit margins in the brand name phone sales reporting unit in the future years, we believe there was a potential impairment loss indicator on the goodwill of the reporting unit. We performed first step goodwill impairment test and determined that the carrying value of the reporting unit exceeded their fair value.

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

We recognized an impairment losses of US$ nil, US$1.2 million and US$nil for the years ended December 31, 2012, 2013 and 2014, respectively. Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

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

Impairment of long-lived assets and intangible asset with definite lives

We evaluate our long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying values of the long-lived assets and intangible assets with definite lives to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, we would recognize an impairment loss based on the fair values of these assets. The determination of fair value of long lived assets and intangible assets with definite lives acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results.

In 2012, based on the actual and expected operating results of the ODP reporting unit, we recorded an impairment loss of US$2.1 million for related software licenses. Similarly, US$287,000 and US$1.5 million of impairment expense was recorded for the brand name phone sales reporting unit’s customer base and trade name and domain name intangible assets, respectively, because of our plan to shift production capacity from the “QiGi” brand, to which these intangible assets relate, to our self-developed “Tecface” brand, which resulted in our reassessment of the estimated economics life of QIGI’s trade name and domain name.

In 2013, we learned that future purchase orders of certain mobile phone products would not achieve our planned sales target and we performed an impairment assessment on long-lived assets and intangible assets with definite lives. As a result, we determined an impairment loss of US$3.4 million and US$150,000 for software licenses, and trade name and domain name, respectively in 2013. We made no such recognition in 2014.

The fair value of these intangible assets was determined using income approach with significant unobservable inputs, which were classified as Level 3 measurements, primarily the estimated future cash flow, and discount rate of 25%. The impairment losses were recorded since we estimated the fair value associated with these assets was less than their carrying values. In 2014, due to continually declining sales in the brand name phone reporting unit, all intangible assets in this reporting unit were fully impaired with an impairment loss of $2.9 million for software licenses recorded in 2014.

We recorded impairment losses of US$3.8 million, US$3.6 million and US$2.9 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated. Our business has evolved significantly since we commenced operations in July 2002. Due to the rapidly changing nature of the market and industry in which we operate, the prediction of our future operating results remains relatively difficult. We believe that period-to-period comparisons of operating results should not be relied upon as being indicative of future performance.

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Consolidated Statement of Operations Data
Net revenues:
ODP	$57,803	$79,661	79,820
Brand name phone sales	50,266	32,203	16,188
Game	29,594	7,643	660

Total net revenues	137,663	119,507	96,668

Cost of revenues:
ODP	(53,971)	(70,989)	(72,056)
Brand name phone sales	(34,250)	(25,374)	(16,336)
Game	(18,146)	(6,307)	(61)

Total cost of revenues	(106,367)	(102,670)	(88,453)

Gross profit	31,296	16,837	8,215

Operating expenses:
General and administrative	(5,594)	(6,322)	(7,842)
Research and development	(9,343)	(8,285)	(7,174)
Selling and marketing	(12,328)	(2,535)	(9,265)
Impairment of goodwill	—	(1,242)	—
Impairment of long-lived assets	(3,833)	(3,625)	(2,910)

Total operating expenses	(31,098)	(22,009)	(27,191)

Government subsidy income	232	357	761
Other operating income	1,124	2,121	2,612

Income (loss) from operations	1,554	(2,694)	(15,603)

Interest expense	—	(115)	(503)
Interest income	2,032	1,888	1,684
Other (expenses)income, net	354	246	2
Change in fair value of put option	(150)	(150)	(210)
Income (loss) before income taxes	3,790	(825)	(14,630)

Income tax expenses	(5,635)	(2,146)	(438)

Net income (loss)	(1,845)	(2,971)	(15,068)
Less: net income (loss) attributable to the noncontrolling interests	1,449	(501)	(1,637)

Net income (loss) attributable to our company	$(3,294)	$(2,470)	(13,431)

Comparison of the Year Ended December 31, 2014 and the Year Ended December 31, 2013

Net Revenues

Our net revenues decreased by 19.1% from US$119.5 million in 2013 to US$96.7 million in 2014. The decrease in revenues was mainly due to the impact of a decline in revenues from our brand name phone business and game business.

ODP business. Our net revenues from ODP increased by 0.1% from US$79.7 million in 2013 to US$79.8 million in 2014.

Brand name phone sales. Revenues from brand name phone sales decreased by 49.7% from US$32.2 million in 2013 to US$16.2 million in 2014. The decrease was primarily due to the shift in user demand from 3G handsets to 4G handsets and our needing time to respond to such shift.

Game. Revenues from games decreased by 90.8% from US$7.6 million in 2013 to US$0.7 million in 2014. The decrease was primarily due to continued high levels of competition and a shift in our game business strategy whereby we began offering free products to expand our user base.

Cost of Revenues

Cost of revenues decreased by 13.8% from US$102.7 million in 2013 to US$88.5 million in 2014. The decrease was primarily due to a decrease in revenues compounded by changes in our business mix..

ODP. Cost of revenues for ODP increased by 1.5% from US$71.0 million in 2013 to US$72.1 million in 2014. The increase was primarily in line with the increase in ODP revenues in 2014.

Brand name phone sales. Cost of revenues from brand name phone sales decreased by 35.8% from US$25.4 million in 2013 to US$16.3 million in 2014. The decrease was primarily in line with the decrease in brand name phone revenues in 2014.

Game. Cost of revenues from game decreased by 98.4% from US$6.3 million in 2013 to US$0.1 million in 2014. The decrease was primarily due to a decrease in hardware and software sales.

Gross Profit

Our overall gross profit was US$8.2 million in 2014, compared to US$16.8 million in 2013, representing gross margins of 8.5% and 14.1%, respectively. The decrease in gross profit was primarily due to the decrease in revenues, the continued change of our business mix, and the clearance of some older inventory at a discount.

The gross margin for the ODP business decreased from 10.9% in 2013 to 9.6% in 2014. The decrease was primarily due to the increasing cost of raw materials. Gross margin for brand name phone sales decreased from 21.1% in 2013 to negative 0.6% in 2014. The decrease was primarily due to the increased competition in the market. The gross margin for the game business increased from 17.1% in 2013 to 85.7% in 2014.

Revenues from ODP as a percentage of our total net revenues increased from 66.7% in 2013 to 82.6% in 2014. The revenues from brand name phone sales as a percentage of our total net revenues decreased from 26.9% in 2013 to 16.7% in 2014. Revenues from the game business as a percentage our total net revenues decreased from 6.4% in 2013 to 0.7% in 2014. As a result of the foregoing, our gross margins decreased from 14.1% in 2013 to 8.5% in 2014.

Operating Expenses

Operating expenses increased by 23.6% from US$22.0 million in 2013 to US$27.2 million in 2014. The increase was primarily due to an increase in advertisement expenses for our MOBIFOX brand smart phones in 2014.

General and administrative expenses. General and administrative expenses increased by 23.8% from US$6.3 million in 2013 to US$7.8 million in 2014. The increase was due primarily to an increase of US$0.4 million in exchange loss, US$0.3 million in professional fees, US$0.1 million in depreciation and amortization and an increase of US$0.4 million in bad debts expenses as compared to 2013.

Research and development expenses. Research and development expenses decreased by 13.3% from US$8.3 million in 2013 to US$7.2 million in 2014. The decrease was primarily due to a US$0.8 million decrease in labor costs in relation to research and development as compared to 2013.

Selling and marketing expenses. Selling and marketing expenses increased by 272.0% from US$2.5 million in 2013 to US$9.3 million in 2014. The increase was primarily due to an increase in advertisement expenses for MOBIFOX brand smart phones in 2014.

Impairment of goodwill. We performed the impairment assessment for goodwill allocated to brand name phone sales segment as of December 31, 2013. As we determined that the fair value of the brand name phone sales segment was less than its carrying value, we recognized a US$1.2 million impairment loss of goodwill in 2013. We did not recognize any impairment loss of good will in 2014.

Impairment of long-lived assets. We recognized US$2.9 million as impairment of long-lived assets in 2014, compared to US$3.6 million for the year ended December 31, 2013. See “—Critical Accounting Policies—Impairment of long-lived assets and intangible asset with definite lives” for a detailed explanation.

Government Subsidy Income

We recorded government subsidy income of US$0.4 million and US$0.8 million for the years ended December 31, 2013 and 2014, respectively. Some local governments in PRC give subsidies to companies as an incentive to establish business in certain locales. These government subsidies are recognized as subsidy income when they are received as we do not have further obligation to earn this subsidy once received. We also receive government grants as compensation of performing government-endorsed projects. The grants are refundable until we achieve certain performance measures. These government grants are recorded as a liability until earned. We recognize these grants as subsidy income once we complete the relevant projects and achieve the performance measures.

Other Operating Income

We recorded other operating income of US$2.1 million and US$2.6 million for the years ended December 31, 2013 and 2014, respectively. The other operating income primarily represented rental income we recognized for leasing out our office buildings in Beijing.

Interest Income

We recorded interest income of US$1.9 million and US$1.7 million in 2013 and 2014, respectively.

Other Income

We recorded an income of US$0.4 million in 2012 for the disposal of the carrying amount of Techfaith Interactive for its on-going liquidation and US$0.2 million in 2013 mainly for reinstating the account receivables which have been written off in 2011. In 2014, we recognized US$2,000 of other income.

Change in Fair Value of Put Option

Changes in the fair value of put options resulted in losses of US$150,000 and US$210,000 in 2013 and 2014, respectively. The losses were due to an increase in the fair value of certain underlying put options relating to the Techsoft business, as the actual performance of the Techsoft business did not meet the original budget and therefore, the fair value of the underlying put options was affected.

Income Tax Expenses

Income tax expenses decreased from US$2.1 million in 2013 to US$0.4 million in 2014. The decrease was mainly due to a decrease in the taxable income of certain subsidiaries in the PRC.

Net Income Attributable to Our Company

As a result of the cumulative effect of the foregoing factors, we recorded a net loss attributable to our company of US$13.4 million in 2014, as compared to a net loss of US$2.5 million in 2013.

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

Game. Revenues from game decreased by 74.3% from US$29.6 million in 2012 to US$7.6 million in 2013. The decrease was primarily due to increased competition in the mobile phone game market during 2013 and the lack of new gaming products.

Cost of Revenues

Cost of revenues decreased by 3.5% from US$106.4 million in 2012 to US$102.7 million in 2013. The decrease was primarily due to the decrease of revenues in 2013, offset by the increasing cost of raw materials for smartphone.

ODP. Cost of revenues for ODP increased by 31.5% from US$54.0 million in 2012 to US$71.0 million in 2013. The increase was primarily in line with the increase in ODP revenues in 2013.

Brand name phone sales. Cost of revenues from brand name phone sales decreased by 25.9% from US$34.3 million in 2012 to US$25.4 million in 2013. The decrease was primarily due to the decreased revenues in our brand name phone sales, offset by the increasing cost of raw materials for smartphones.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This Accounting Standards Updates (“ASU”) will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•	An explanation of the reasons for significant changes.

We were in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

For all entities, the amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The effective date is the same for both public business entities and all other entities.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The new standard is effective for fiscal years ending after December 15, 2016. The effective date is the same for both public business entities and all other entities. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(In Thousands)
Net cash provided by operating activities	$2,960	$3,399	$1,472
Net cash used in investing activities	(21,510)	(11,324)	(97,363)
Net cash provided by financing activities	23,231	8,120	6,641
Effect of exchange rate changes	2,632	7,504	(5,439)

Net increase in cash and cash equivalents	7,313	7,699	(94,689)
Cash and cash equivalents at beginning of period	250,637	257,950	265,649

Cash and cash equivalents at end of period	$257,950	$265,649	$170,960

We have financed our operations through cash generated from our operating activities, securities issuances and long-term loans. As of December 31, 2014, 2013 and 2012, we had US$171.0 million, US$265.6 million and US$258.0 million, respectively, in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months, including our capital commitments for the construction of facilities. We may, however, require additional cash resources from time to time due to higher than expected growth in our business or other changing business conditions or future developments, including any possible investments or acquisitions. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The future sale of additional securities, including convertible debt securities, in one or more public offerings or private placements could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

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

Operating Activities. Net cash provided by operating activities was US$1.5 million in 2014, as compared to US$3.4 million in 2013 and US$3.0 million in 2012.

We acquired land use rights in the amount of US$10.9 million in 2011. These land use rights will be used for setting up new facilities by our new established subsidiaries, which will be engaged in mobile phone research and production activities. In 2014, we made a payment of US$1.9 million for acquiring a piece of land located in Fangshan, Beijing.

Our accounts receivable amounted to US$8.7 million, US$17.1 million and US$7.1 million as of December 31, 2012, 2013 and 2014, respectively. The significant increase in our accounts receivable from 2012 to 2013 was primarily due to credit terms we provided to some domestic customers. The significant decrease in our accounts receivable from 2013 to 2014 was primarily due to the receipt of overdue payments from certain domestic customers.

Our inventories increased from US$7.5 million in 2012 to US$13.6 million in 2013 and decreased to US$10.1 million in 2014.

Our prepaid expenses and other current assets decreased from US$15.7 million in 2012 to US$10.4 million in 2013 and increased to US$31.1 million in 2014. The increase was primarily due to an increase in advances paid to EMS suppliers.

Investing Activities. Net cash used in investing activities was US$21.5 million, US$11.3 million and US$97.4 million in 2012, 2013 and 2014, respectively, which mainly resulted from investment in the expansion of our real estate portfolio as part of our strategy to diversify our business and attempt to mitigate long-term volatility in our business. In 2014, the construction stage of two buildings in Shenyang was completed and the construction stage of 16 buildings in Beijing was significantly completed. We may proceed with leasing out to third parties unused buildings and facilities that are above our capacity requirements and may also consider the sale of certain buildings and facilities if the appropriate opportunities arise.

Financing Activities. Net cash provided by financing activities were US$23.2 million, US$8.1 million and US$6.6 million in 2012, 2013 and 2014, respectively. In 2012, we received capital contribution by a noncontrolling shareholder at amount of US$7.9 million for Tecface Communication Equipment Beijing. In 2012, we also borrowed, from a third party, three loans totaling US$15.3 million to fund our investment in 17FOXSY. These loans are due on demand by the lender after one year from the date the loan agreements or upon the bankruptcy of Techfaith BVI. These loans are non-interest bearing and uncollateralized. In 2013, we signed supplemental agreements to the loans, pursuant to which the loans are due on demand of the lender after the second anniversary of the loans or other date mutually agreed and the loans will bear an annual interest rate of 2% in the second year. In 2013, we also received a capital contribution from a noncontrolling shareholder in the amount of US$8.1 million for Tecface Communication Equipment Beijing. In 2014, we also received a capital contribution from a noncontrolling shareholder in the amount of US$3.2 million for 17FOXSY. In 2014, we received a long-term loan of US$4.9 million and short-term loans of US$0.5 million.

Capital Expenditures. Our capital expenditures amounted to US$21.5 million, US$19.4 million and US$96.5 million in 2012, 2013 and 2014, respectively. Our historical capital expenditure consisted principally of purchases or construction of office buildings, software, machinery, equipment and other items related to our research and development activities. We expect that our capital expenditure from 2015 to 2017 will amount to approximately US$150.0 million, which will primarily relate to the construction of office buildings in Hangzhou, Beijing and Shenyang and the purchases of software licenses and equipment. We currently plan to fund these expenditures with our cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities, as well as long-term loans. In January 2014, 17FOXSY, one of our subsidiaries, received a three-year term bank loan of US$5.0 million (RMB 30 million) to fund the construction of new buildings in Shenyang and purchase related equipment and machineries. In July 2014, we repaid US$0.8 million (RMB 5 million) of the bank loan.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of U.S. dollars)
Capital (finance) lease obligations(1)	97,436	97,436	—	—	—
Operating lease obligations (2)	1,431	536	895	—	—
Purchase obligations (3)	2,504	2,504	—	—	—

Total	101,371	100,476	895	—	—

(1)	Capital obligations represent commitments for construction of properties in Hangzhou, Beijing and Shenyang.
(2)	Operating lease obligations arise from operating lease agreements principally for office spaces in China.
(3)	Purchase obligations represent commitments under non-cancellable contracts we entered into with certain EMS providers that allow them to procure inventory required to provide the manufacturing services for our products.

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

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Defu Dong	45	Chairman and Chief Executive Officer
Deyou Dong	41	Director, President and Chief Operating Officer
Jy-Ber Gilbert Lee	60	Director
Hung Hsin (Robert) Chen	70	Independent Director
Ken Lu	53	Independent Director
Ling Sui	60	Independent Director
Hui (Tom) Zhang	43	Independent Director
Yuping Ouyang	41	Chief Financial Officer
Yibo Fang	47	Chief Technology Officer

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

Mr. Deyou Dong has been our director and Chief Operating Officer since August 2009 and President since 2011. He joined Techfaith in 2007, acting as general manager of sales department. Prior this, he served as director of marketing department and finance department in Century Legend Technology Beijing Limited in 1998, and General Manager of system integration department in China System Integration Technology Beijing Limited in 2003. Mr. Dong received a diploma in accounting from the Jilin University of Agricultural Science And Technology in 1997.

Dr. Jy-Ber Gilbert Lee has been our director since May 2005. Mr. Lee was our President and Chief Operating Officer from February 2006 to August 2008. Prior to joining our company, Dr. Lee was the deputy general manager of the Guangdong branch of China Netcom Corp., a subsidiary of China Netcom Group. From June 2001 to February 2004, Dr. Lee was the Managing Director of Sales of China Netcom Corp. From July 2000 to May 2001, Dr. Lee was a Vice President of Motorola Inc., and Deputy General Manager of Global Telecom Solutions, Greater China. Dr. Lee received his bachelor’s degree in mechanical engineering from National Taiwan University in 1977, and his master’s degree in energy engineering and his Ph.D. degree in mechanical engineering from the University of Illinois in 1980 and 1984, respectively.

Independent Directors

Mr. Hung Hsin (Robert) Chen has been our independent director since September 2005. Prior to that, Mr. Chen had worked at SangFei Consumer Communications Co., Ltd, or SangFei, a joint venture between Philips and China Electronics Corporation, which produces mobile phones and MP3 players for original equipment manufacturers and original design manufacturers. Mr. Chen was the general manager of SangFei and a senior consultant of Philips China for nine years. Prior to joining SangFei, Mr. Chen was a general manager of National Semiconductor China, a joint venture with National Semiconductor. Mr. Chen has over 30 years’ experience in the consumer electronic products and wireless terminals industries. Mr. Chen received his bachelor’s degree from Taiwan National Cheng Kung University in 1969.

Dr. Ken Lu has been our independent director since August 2006. Dr. Lu is a founder and managing director of Seres Asset Management Limited, an investment management company focusing on Asian equity markets. Prior to that, Dr. Lu was a managing director of APAC Capital Advisors Limited. Dr. Lu has also worked as a research analyst at a number of leading investment banks, including JP Morgan and Credit Suisse, serving as the Head of China Research at Credit Suisse from October 2001 to May 2004. Dr. Lu also serves on the boards and audit committees of China Biological Product, Inc., a company listed on the NASDAQ, and China Cord Blood Corporation, a company listed on the New York Stock Exchange. He received his Bachelor of Science degree from Peking University in 1985, his Master of Science degree from Brigham Young University in 1988, and his Ph. D. degree in finance from the University of California, Los Angeles in 1998.

Ms. Ling Sui has been our independent director since August 2007. Ms. Sui has been a partner and general manager of CFO Resource, a financial consulting company, since May 2008. From November 2007 to February 2008, Ms. Sui was vice president of Hangzhou Casa Limited, a heating equipment manufacturing company. Prior to that, Ms. Sui was the vice chairman of the Human Resource Association for Chinese & Foreign Enterprises in Beijing. Ms. Sui served as the assistant to the chief executive officer and general manager of the group finance department of China Netcom (Group) Company Ltd. from 2004 to 2007 and vice president and financial controller of China Netcom Corporation Ltd. from 1999 to 2004. Prior to that, Ms. Sui worked with Motorola for six years as the service operation controller in the personal communication sector. Ms. Sui received her bachelor’s degree in finance and banking from Northeast University of Finance & Economics in China in 1978.

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

Other Executive Officers

Ms. Yuping Ouyang has been our Chief Financial Officer since August 2008. From September 2004 to August 2008, Ms. Ouyang worked in various financial positions at our company, including as the US GAAP reporting manager and chief accounting officer. Prior to joining our company, she served as an accounting manager at Guangzhou Metro Corporation. Ms. Ouyang received her MBA from the Sun Yat-sen University in 2006 and her bachelor’s degree in management from the Guangdong University of Foreign Studies in 1996. Ms. Ouyang is also a licensed member of the Certified Public Accountants of Washington State and a member of the Association of Chartered Certified Accountants.

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

B. Compensation of Directors and Executive Officers

In 2014, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately US$0.2 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. We contributed US$0.04 million for executive pension and retirement benefits in 2014 as required by PRC law.

Share Incentives

In 2005, our board of directors and our shareholders approved a 2005 share incentive plan, or the 2005 plan, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. A total of 40,000,000 ordinary shares have been reserved for issuance under the 2005 plan, under which 38,801,636 options and 644,090 non-vested shares have been granted as of the date of this annual report. Our future grants of share incentives will be made pursuant to the 2005 plan.

The following table summarizes, as of March 31, 2015, the basic terms of the outstanding options granted under the 2005 plan to our directors and senior executive officers.

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

The following table summarizes, as of March 31, 2015, the nonvested shares granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan:

	Number of Ordinary Shares Underlying the Nonvested Shares Granted, as of the Date of Grant	Price (US$/Share)	Date of Grant
Hung Hsin (Robert) Chen	65,818	—	August 12, 2006
Hui (Tom) Zhang	65,818	—	August 12, 2006
Ken Lu	65,818	—	November 11, 2006
Ling Sui	65,818	—	August 11, 2007

Total	263,272

The following paragraphs describe the principal terms of the 2005 plan.

Types of Awards. We may grant the following types of awards under our 2005 plan:

•	our ordinary shares;

•	options to purchase our ordinary shares;

•	nonvested shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;

•	nonvested share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;

•	share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2005 plan will be adjusted to reflect that one ADS represents 15 ordinary shares.

Plan Administration. Our board of directors, or a committee designated by our board or directors, administer the 2005 plan. The committee or the full board of directors, as appropriate, determine the provisions and terms and conditions of each award grant.

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

Acceleration of Awards upon Corporate Transactions. Outstanding awards will accelerate upon the occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2005 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.

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

C. Board Practices

In 2014, our directors held four meetings. Each director participated in all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The NASDAQ Stock Market, Inc. Marketplace Rules, or the NASDAQ Rules.

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope of the annual audits, the fees paid to our independent auditors, the results of our annual audits, compliance with our accounting and financial policies and management’s procedures, policies relating to the adequacy of our internal accounting controls and pre-approval of non-audit services rendered to us by our independent auditors. In 2014, our audit committee held four meetings.

Our audit committee currently consists of Dr. Ken Lu, Mr. Robert Chen and Ms. Ling Sui, all of whom meet the audit committee independence standard under Rule 10A-3 under the Exchange Act. Each of them also meets the independence definition under Rule 5605 of the NASDAQ Rules. Dr. Ken Lu and Ms. Ling Sui are “financial experts” as defined under the NASDAQ Rules.

Compensation Committee. Our compensation committee reviews and evaluates and, if necessary, revises the compensation policies adopted by management. Our compensation committee also determines all forms of compensation to be provided to our senior management team. In addition, the compensation committee reviews all annual bonuses, long-term incentive compensation packages, share options, employee pensions and welfare benefit plans. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated.

Our compensation committee currently consists of Dr. Hui (Tom) Zhang, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the NASDAQ Rules.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee monitors compliance with our code of business conduct and ethics as well as with applicable laws and our corporate governance practices.

Our corporate governance and nominating committee currently consists of Dr. Hui (Tom) Zhang, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the NASDAQ Rules.

Duties of Directors

Under Cayman Islands laws, our directors owe a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Officers

All directors hold office until the expiration of their terms and until their successors have been elected and qualified. A director may only be removed by our shareholders at any time before the expiration of his term. Officers are elected by and serve at the discretion of the board of directors.

D. Employees

As of December 31, 2014, we had 225 employees, including 133 in research and development and support functions, 38 in selling and marketing and 54 in management and administration.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. In 2012, we set up a labor union for our employees solely for the better administration of employee benefits. Our management has maintained friendly relations with the union from the time of its formation.

E. Share Ownership

As of the date of this annual report, 794,003,193 ordinary shares of our company were issued and outstanding, excluding shares issuable upon the exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this annual report, approximately 66.9% of the issued and outstanding shares were held by two record shareholders in the United States, including 35,399,333 ADSs held by The Bank of New York Mellon, our ADS depositary.

The following table sets forth information with respect to our directors and executive officers’ beneficial ownership of our ordinary shares on a fully diluted basis as of the date of this annual report, to the extent such ownership exists:

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Directors and Executive Officers:
Defu Dong (3)	260,695,000	32.8%
Deyou Dong (4)	3,000,000	*
Jy-Ber Gilbert Lee (5)	431,636	*
Hung Hsin (Robert) Chen (6)	365,818	*
Hui (Tom) Zhang (7)	365,818	*
Ken Lu (8)	365,818	*
Ling Sui (9)	365,818	*
Yuping Ouyang (10)	3,000,000	*
Yibo Fang (11)	3,000,000	*
All directors and executive officers as a group	271,589,908	34.2%

*	Less than 1% of the total number of our outstanding shares as of the date of this annual report.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 794,003,193 being the number of ordinary shares outstanding as of the date of this annual report and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after the date of this annual report, or the number of nonvested shares held by such person or group, if any, that will fully vest within 60 days after the date of this annual report, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after the date of this annual report by option or other agreement.

(3)	Includes (i) 171,195,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust, (ii) 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust, and (iii) 6,000,000 ordinary shares that were issuable upon exercise of options held by Mr. Defu Dong within 60 days after the date of this annual report. Mr. Defu Dong is the sole director of each of Oasis Land Limited and Helio Glaze Limited, with the sole power to vote on behalf of Oasis Land Limited and Helio Glaze Limited on all matters of our company requiring shareholder approval.
(4)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Deyou Dong within 60 days after the date of this annual report.
(5)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Jy-Ber Gilbert Lee within 60 days after the date of this annual report.
(6)	Includes 65,818 ordinary shares held by Mr. Hung Hsin (Robert) Chen, and ordinary shares that were issuable upon exercise of options held by Mr. Chen within 60 days after the date of this annual report.
(7)	Includes 65,818 ordinary shares held by Mr. Hui (Tom) Zhang, and ordinary shares that were issuable upon exercise of options held by Mr. Zhang within 60 days after the date of this annual report.
(8)	Includes 65,818 ordinary shares held by Mr. Ken Lu, and ordinary shares that were issuable upon exercise of options held by Mr. Lu within 60 days after the date of this annual report.
(9)	Includes 65,818 ordinary shares held by Ms. Ling Sui, an ordinary shares that were issuable upon exercise of options held by Ms. Sui within 60 days after the date of this annual report.
(10)	Represents ordinary shares that were issuable upon exercise of options held by Ms. Ouyang within 60 days after the date of this annual report.
(11)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Fang within 60 days after the date of this annual report.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by our other principal shareholders:

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Other Principal Shareholders:
IDGVC Partners and affiliates (3)	78,814,628	9.9%
Active Century Holdings Limited (4)	57,204,066	7.2%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 794,003,193, the number of ordinary shares outstanding as of the date of this annual report.
(3)	On June 9, 2009, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to IDG Funds, affiliates of IDGVC Partners, a leading venture capital firm. The notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. According to the relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the notes into our ordinary shares, and the remaining 37.5% was converted into shares of 798 Entertainment Limited. As a result of the conversion, we issued 78,814,628 of our ordinary shares to IDG Funds on September 8, 2010. Following this conversion, the IDG Funds exercised their registration rights under the notes represented by 5,254,309 ADSs outstanding on a fully diluted basis. Aside from their shares held as ADSs, the IDG Funds hold 23 ordinary shares. Such shareholding information is based on the information contained in the Schedule 13G/A filed by IDG-Accel China Growth Fund II L.P. with the SEC on September 20, 2010 and in the Schedule 13G filed by Chi Sing Ho with the SEC on March 29,2012. Please see such Schedule 13G/A and Schedule 13G for information relating to the IDG Funds.
(4)	In January 2010, we entered into an agreement to obtain control of QIGI Technology in a stock-plus-cash transaction valued at approximately US$13.1 million. The consideration for this transaction was 65,934,066 of our ordinary shares. During the years ended in 2010 and 2011, the profits of QIGI Technology had met the relevant performance target required for Active Century to retain all of the ordinary shares previously granted to it. Among Active Century’s holdings, 43,770,000 ordinary shares are held in the form of 2,918,000 ADSs and 13,434,066 are held as ordinary shares. Such shareholding information is based on the information contained in the Schedule 13G/A filed by Active Century Holdings Limited with the SEC on January 1, 2013. Please see such Schedule 13G/A for information relating to Active Century.

For more information with respect to share options, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentives.”

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

During 2012 and 2013, we had no related party transactions.

Transactions with Yizhuang Jingxinyuan Investment And Development Co., Ltd, or Jingxinyuan

In October 2014, we entered into a three-year lease agreement with Jinxinyuan to rent office space totaling 5,462 square meters in Beijing. The rental expense was US$0.2 million for the year ended December 31, 2014. As of December 31,2014, the amount due to Jingxinyuan was US$0.2 million. The amount due to Jingxinyuan is unsecured and non-interest bearing.

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

Subject to our memorandum and articles of association, as amended from time to time, and the laws of Cayman Islands, our board of directors may from time to time declare dividends on shares in issue. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ for the time periods indicated.

	Trading Price
	High	Low
Annual High and Low
2010	4.34	1.91
2011	6.96	1.55
2012	2.70	0.87
2013	2.08	0.95
2014	3.01	1.06

Quarterly Highs and Lows
First Quarter 2013	1.47	0.98
Second Quarter 2013	1.14	0.95
Third Quarter 2013	1.94	0.99
Fourth Quarter 2013	2.08	1.28
First Quarter 2014	3.01	1.62
Second Quarter 2014	1.98	1.18
Third Quarter 2014	1.58	1.25
Fourth Quarter 2014	1.45	1.06
First Quarter 2015	1.22	0.95

Monthly Highs and Lows
October 2014	1.38	1.15
November 2014	1.45	1.19
December 2014	1.41	1.06
January 2015	1.16	0.97
February 2015	1.22	0.95
March 2015	1.22	0.95
April 2015 (through April 27, 2015)	1.15	0.96

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-123921) filed with the Commission on April 20, 2005. In 2005, our shareholders approved an amended and restated memorandum and articles of association of our company, which became effective immediately upon the trading of our ADSs on the NASDAQ.

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

United States Federal Income Taxation

The following discussion is a summary of certain United States federal income tax considerations to U.S. Holders (defined below) relating to the ownership and disposition of the ADSs or ordinary shares. This discussion applies only to U.S. Holders of the ADSs or ordinary shares that hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment). This discussion is based upon United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.

The following discussion is for general information only and does not address all of the tax considerations that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	holders who are not U.S. holders;

•	broker-dealers;

•	traders that elect the mark-to-market method of accounting;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction for United States federal income tax purposes;

•	persons that directly, indirectly or constructively own 10% or more of our voting shares;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

This discussion does not address any U.S. state, local or non-United States tax considerations, the Medicare tax, or any non-income tax (such as U.S. federal estate or gift tax) considerations.

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

It is generally expected that a holder of ADSs should be treated, for United States federal income tax purposes, as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Predicated upon such treatment, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that it is very likely that we were classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2014, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2015 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (such as the NASDAQ), as defined in applicable Treasury regulations. Although our ADSs are currently traded on the NASDAQ, no assurance can be given that the ADSs will be regularly traded on an established securities market in the United States for any taxable year. If any of our subsidiaries are or become PFICs, the mark-to-market election will likely not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

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

A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains tax rate (“qualified dividend income”) provided that (1) the stock is readily tradable on an established securities market in the United States or the non-United States corporation is eligible for the benefit of the income tax treaty between the United States and the PRC, (2) the non-United States corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NASDAQ will be considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. Furthermore, as mentioned above, it is very likely that we were classified as a PFIC for the taxable year ended December 31, 2014, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2015. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed above, you will recognize a capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be a United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. U.S. Holders are advised to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting

U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADS or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting rules to its particular circumstances.

Certain U.S. Holders who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Each U.S. Holder who is an individual is advised to consult its tax advisor regarding its reporting obligations under this legislation.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the Commission our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F within four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549 The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Our risk exposure from changes in interest rates relates primarily to the interest income generated by excess cash invested in short-term bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical 0.5 percentage point decrease in interest rates would have resulted in a decrease of approximately US$0.9 million in our interest income for the year ended December 31, 2014.

Foreign Exchange Risk. Substantially all of our revenues and substantially all our cost of revenues are denominated in RMB, with an immaterial portion of our cost of revenues denominated in the U.S. dollar, for which we have not incurred any material foreign exchange gains or losses.

The value of your investment in our ADSs may be affected by the foreign exchange rate between U.S. dollars and RMB, even though we use the U.S. dollar as our functional and reporting currency, because most of our expenses are denominated in RMB and the functional currency of our PRC subsidiaries is the RMB while our ADSs are traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2014, we had RMB-denominated cash balances of RMB1,055.4 million and U.S. dollar-denominated cash balances of US$0.9 million. Assuming we had converted the RMB-denominated cash balance of RMB1,055.4 million into U.S. dollars at the exchange rate of US$1.00 for RMB6.2046 as of December 31, 2014, this cash balance would have been US$170.1 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to US$168.4 million, representing a difference of US$1.7 million.

Inflation Risk. Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2014, we were entitled to receive US$114,677 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility. This amount has been paid as of the date of this annual report.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Our management has concluded that our disclosure controls and procedures as of the end of the period ended December 31, 2014 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

We have conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2014 based on criteria in Internal Control — Integrated Framework (2013) issued by the COSO. We have chosen to voluntarily comply with the provisions of Section 404(b) of the Sarbanes-Oxley Act, and the effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of the Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

We have audited the internal control over financial reporting of China Techfaith Wireless Communication Technology Limited, its subsidiaries and its variable interest entity (collectively the “Group”) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Group and our report dated April 28, 2015 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 28, 2015

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting in the year ended December 31, 2014, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Year Ended December 31,
	2013	2014
	(In thousands of US$)
Audit fees (1)	1,202	1,206
Tax fees (2)	20	53
Mapping and gap analysis (3)	—	49

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(3)	“Mapping and gap analysis fees” means the mapping and gap analysis fees billed in the adoption of the 2013 COSO Framework.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We have a share repurchase program under which our company is authorized, but not obligated, to repurchase up to US$10.0 million worth of our outstanding ADSs from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and are subject to restrictions relating to volume, price and timing. As of the date of this annual report, a total of 61,200 American depositary shares, representing 918,000 ordinary shares, have been purchased under this program, all during December 2009. Pursuant to the board resolutions, our board will review this share repurchase program periodically and may adjust its terms and size accordingly, including suspending or discontinuing the program altogether at any time.

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

We have followed, and intend to continue to follow, home country practice with respect to annual meetings. We did not hold any annual meeting of shareholders in 2014. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Other than the annual meeting requirements, we have followed, and intend to continue to follow, the applicable corporate governance standards under Nasdaq Marketplace Rules.

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

ITEM 19. Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.3	Note Subscription and Rights Agreement, dated as of April 9, 2004, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.4	Transfer and Assumption Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.5 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

Exhibit Number	Document

2.5	Share Swap Agreement dated November 9, 2004 among the Registrant and other parties thereto (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.6	Investor Rights Agreement dated June 9, 2009 among the Registrant, Leo Technology Limited, now renamed 798 Entertainment Limited, affiliates of IDGVC Partners, Infiniti Capital Limited and other parties thereto (incorporated by reference to Exhibit 2.6 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 19, 2010).

4.1	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.4	CDMA Modem Card License Agreement dated March 9, 2004 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.5	Share Purchase Agreement dated January 1, 2010 between Active Century Holdings Limited, Citylead Limited, the Registrant, QIGI&BODEE Technology Limited, QIGI& BODEE Technology (Beijing) Co., Ltd. and certain persons listed therein (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.6	Share Purchase Agreement dated January 4, 2010 between Active Century Holdings Limited, Citylead Limited, the Registrant, QIGI&BODEE Technology Limited, QIGI& BODEE Technology (Beijing) Co., Ltd. and certain persons listed therein (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.7	Shareholders’ Agreement dated April 22, 2011 between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd. (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011) ..

4.8	Agreement dated May 10, 2011 between Techfaith BVI and the Administration Committee of Shenyang Puhe New Town (“PuHe”) (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.9	Translation of Equity Pledge Agreement dated February 5, 2010 between Tecface International Technology Limited, QIGI&BODEE Technology (Beijing) Co., Ltd, Enhai Xu and Deling Han and amendment dated November 11, 2010 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

4.10	Translation of Exclusive Option Agreement dated February 5, 2010 between Tecface International Technology Limited, QIGI&BODEE Technology (Beijing) Co., Ltd, Enhai Xu and Deling Han. (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

4.11	Translation of Power of Attorney dated February 5, 2010 by Enhai Xu and Deling Han. (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

4.12	Translation of Exclusive Business Cooperation Agreement dated February 5, 2010 between Tecface International Technology Limited and QIGI&BODEE Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

Exhibit Number	Document

4.13	Translation of Supplemental Agreements dated June 17, 2011 and July 4th, 2011, respectively, between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd., to Shareholders’ Agreement dated April 22, 2011 between the same parties (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

4.14†	Software licensing agreement dated November 8, 2012 between Techfaith Wireless Technology Group Limited and MediaTek Inc. (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.15	Summary translation of construction agreement dated September 11, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Bazhong Guangsha Construction and Installment Project Co., Ltd. (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.16	Summary translation of construction agreement dated April 20, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Jiangsu Huakun Construction Project Co., Ltd. (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.17	Summary translation of construction agreement dated June 26, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing Zhongtai Zhongli Construction Project Co., Ltd.(incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.18	Summary translation of construction agreement dated October 8, 2012 between 17fox Technology (Shenyang) Co. Limited and Benxi Steel (Group) No. 2 Construction Engineering Co., Ltd. .(incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 25, 2009).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of Beijing Tian Yuan Law Firm.

101INS*	XBRL Instance Document

101SCH*	XBRL Taxonomy Extension Schema Document

101CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed with this annual report on Form 20-F.
†	Confidential treatment was granted with respect to portions of this exhibit and such confidential treatment portions were deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TECHFAITH WIRELESS
COMMUNICATION TECHNOLOGY LIMITED

By:	/s/ Defu Dong
Name:	Defu Dong
Title:	Chief Executive Officer

Date: April 28, 2015

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited, its subsidiaries and its variable interest entity (collectively the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule (Schedule I). These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 28, 2015

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$265,649	$170,960
Restricted cash	—	4,835
Accounts receivable, net of allowances of $543 and $599 as of December 31, 2013 and 2014, respectively	17,100	7,148
Notes receivable, net	58	429
Inventories, net	13,576	10,096
Prepaid expenses and other current assets	10,436	31,103
Assets held for sale	—	11,949

Total current assets	306,819	236,520

Property, plant and equipment, net	94,282	143,661
Land use rights, net	10,729	10,247
Acquired intangible assets, net	2,798	5,529
Other non-current assets	—	21,639

TOTAL ASSETS	$414,628	$417,596

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2013 and 2014, respectively)	$14,247	$15,377
Notes payable (including notes payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2013 and 2014, respectively)	—	9,670
Amount due to a related party (including amount due to related party of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2013 and 2014, respectively)	—	178
Short-term loans (including short-term loans of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2013 and 2014, respectively)	15,350	14,734
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $189 and $196 as of December 31, 2013 and 2014, respectively)	21,302	24,295
Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2013 and 2014, respectively)	9,525	8,602
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2013 and 2014, respectively)	3,854	9,685
Income tax payable (including income tax payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $22 and $46 as of December 31, 2013 and 2014, respectively)	254	452
Put option liability (including put option of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2013 and 2014, respectively)	1,830	2,040

Total current liabilities	66,362	85,033

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	December 31,
	2013	2014
Long-term loans (including long-term loans of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of December 31, 2013 and 2014, respectively)	290	4,319

Total liabilities	66,652	89,352

Commitments (Note 24)
Equity:
Ordinary shares ($0.00002 par value;
50,000,000,000,000 shares authorized; 794,003,193 and 794,003,193 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	16	16
Additional paid-in capital	144,083	144,836
Accumulated other comprehensive income	55,841	48,068
Statutory reserves	23,730	23,755
Retained earnings	90,409	76,953

Total China Techfaith Wireless Communication Technology Limited shareholders’ equity	314,079	293,628

Noncontrolling interests	33,897	34,616

Total equity	347,976	328,244

TOTAL LIABILITIES AND EQUITY	$414,628	$417,596

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Years ended December 31,
	2012	2013	2014
Net revenues:
ODP	$57,803	$79,661	$79,820
Brand name phone sales	50,266	32,203	16,188
Game	29,594	7,643	660

Total net revenues	137,663	119,507	96,668

Cost of revenues:
ODP	(53,971)	(70,989)	(72,056)
Brand name phone sales	(34,250)	(25,374)	(16,336)
Game	(18,146)	(6,307)	(61)

Total cost of revenues	(106,367)	(102,670)	(88,453)

Gross profit	31,296	16,837	8,215

Operating expenses:
Research and development (including share-based compensation expenses $355, $393 and $238 for the years ended December 31, 2012, 2013 and 2014, respectively)	(9,343)	(8,285)	(7,174)
Selling and marketing (including share-based compensation expenses $198, $220 and $133 for the years ended December 31, 2012, 2013 and 2014, respectively)	(12,328)	(2,535)	(9,265)
General and administrative (including share-based compensation expenses $617, $633 and $382 for the years ended December 31, 2012, 2013 and 2014, respectively)	(5,594)	(6,322)	(7,842)
Impairment of goodwill	—	(1,242)	—
Impairment of long-lived assets	(3,833)	(3,625)	(2,910)

Total operating expenses	(31,098)	(22,009)	(27,191)

Government subsidy income	232	357	761
Other operating income	1,124	2,121	2,612

Income (loss) from operations	1,554	(2,694)	(15,603)

Interest expense	—	(115)	(503)
Interest income	2,032	1,888	1,684
Other income, net	354	246	2
Change in fair value of put option	(150)	(150)	(210)

Income (loss) before income taxes	3,790	(825)	(14,630)
Income tax expenses	(5,635)	(2,146)	(438)

Net loss	(1,845)	(2,971)	(15,068)
Less: Net income (loss) attributable to noncontrolling interests	1,449	(501)	(1,637)

Net loss attributable to China Techfaith Wireless Communication Technology Limited	$(3,294)	$(2,470)	$(13,431)

Net loss per share attributable to China Techfaith Wireless Communication Technology Limited:
Basic	$(0.00)	$(0.00)	$(0.02)

Diluted	$(0.00)	$(0.00)	$(0.02)

Weighted average shares used in computation:
Basic	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193

Other comprehensive income (loss), net of tax Foreign currency translation adjustment	$3,525	$9,892	$(8,614)

Comprehensive income (loss)	1,680	6,921	(23,682)
Less: Comprehensive income (loss) attributable to noncontrolling interests	1,749	372	(2,478)

Comprehensive (loss) income attributable to China Techfaith Wireless Communication Technology Limited:	$(69)	$6,549	$(21,204)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Statutory	Retained	Equity attributable to China Techfaith Wireless Communication Technology Limited	Noncontrolling	Total
	Number	Amount	capital	income	reserve	earnings	Shareholders	Interests	equity
Balance as at January 1, 2012	794,003,193	$16	$141,667	$43,597	$22,631	$97,272	$305,183	$20,802	$325,985
Foreign currency translation adjustments	—	—	—	3,225	—	—	3,225	300	3,525
Share-based compensation	—	—	1,170	—	—	—	1,170	—	1,170
Net (loss) income	—	—	—	—	—	(3,294)	(3,294)	1,449	(1,845)
Provision for statutory reserve	—	—	—	—	506	(506)	—	—	—
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	2,854	2,854

Balance as at December 31, 2012	794,003,193	16	142,837	46,822	23,137	93,472	306,284	25,405	331,689
Foreign currency translation adjustments	—	—	—	9,019	—	—	9,019	873	9,892
Share-based compensation	—	—	1,246	—	—	—	1,246	—	1,246
Net loss	—	—	—	—	—	(2,470)	(2,470)	(501)	(2,971)
Provision for statutory reserve	—	—	—	—	593	(593)	—	—	—
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	8,120	8,120

Balance as at December 31, 2013	794,003,193	16	144,083	55,841	23,730	90,409	314,079	33,897	347,976
Foreign currency translation adjustments	—	—	—	(7,773)	—	—	(7,773)	(841)	(8,614)
Share-based compensation	—	—	753	—	—	—	753	—	753
Net loss	—	—	—	—	—	(13,431)	(13,431)	(1,637)	(15,068)
Provision for statutory reserve	—	—	—	—	25	(25)	—	—	—
Capital contribution by a noncontrolling shareholder	—	—	—	—	—	—	—	3,197	3,197

Balance as at December 31, 2014	794,003,193	$16	$144,836	$48,068	$23,755	$76,953	$293,628	$34,616	$328,244

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Years ended December 31,
	2012	2013	2014
Operating activities:
Net loss	$(1,845)	$(2,971)	$(15,068)
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	344	—	—
Loss on disposal of intangible assets	94	—	—
Impairment of goodwill	—	1,242	—
Impairment of long-lived assets	3,833	3,625	2,910
Amortization of acquired intangible assets	2,140	2,337	2,696
Amortization of land use rights	217	223	222
Inventory provision	3,142	1,475	1,643
Warranty provision	47	94	28
(Reversal) accrual of allowance for doubtful accounts	(1,606)	(319)	64
Depreciation of property, plant and equipment	3,615	3,645	2,620
Change in fair value of put option	150	150	210
Share-based compensation	1,170	1,246	753
Deferred tax	104	—	—
Changes in operating assets and liabilities:
Accounts receivable	(250)	(7,743)	9,558
Notes receivable	—	—	(432)
Inventories	(2,574)	(7,251)	1,527
Prepaid expenses and other current assets	(2,995)	5,117	(21,044)
Payment for purchase of land use right	—	—	(1,947)
Accounts payable	2,231	2,742	1,485
Notes payable	—	—	9,737
Amount due to a related party	—	—	179
Accrued expenses and other current liabilities	(8,677)	875	964
Advance from customers	610	175	(803)
Deferred revenue	3,908	(438)	5,966
Income tax payable	(698)	(825)	204

Net cash provided by operating activities	2,960	3,399	1,472

Investing activities:
Purchase of property, plant and equipment	(15,690)	(9,873)	(89,872)
Purchase of intangible assets	(5,820)	(3,083)	(9,135)
Deposit received for the sale of property	—	1,632	6,513
Increased in restricted cash	—	—	(4,869)

Net cash used in investing activities	(21,510)	(11,324)	(97,363)

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Years ended December 31,
	2012	2013	2014
Financing activities:
Capital contribution by a noncontrolling shareholder	7,881	8,120	3,197
Proceeds from a long-term loan	—	—	4,869
Proceeds from short-term loans	15,350	—	487
Repayment to a long-term loan	—	—	(812)
Repayment to short-term loans	—	—	(1,100)

Net cash provided by financing activities	23,231	8,120	6,641

Effect of exchange rate changes on cash and cash equivalents	2,632	7,504	(5,439)
Net increase (decrease) in cash and cash equivalents	7,313	7,699	(94,689)
Cash and cash equivalents at the beginning of the year	250,637	257,950	265,649

Cash and cash equivalents at the end of the year	$257,950	$265,649	$170,960

Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$6,228	$2,970	$234

Non-cash investing and financing activities:
Interest expense payable	$—	$115	$407

Payable for property, plant and equipment	$—	$4,973	$1,871

Payable for intangible assets	$—	$1,497	$768

Capital contribution receivable from a noncontrolling shareholder	$53	$54	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Techfaith Wireless Communication Technology Limited (the “Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries and variable interest entity (the “VIE”) include the following as of December 31, 2014:

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Fair Nice Technology Limited (“Fair Nice”)	February 26, 2007	BVI	100%
Techfaith Wireless Communication Technology (Shenyang) Limited (“Techfaith Shenyang”)	March 27, 2007	PRC	100%
Techfaith Wireless Technology (HK) Limited (“Technology HK”)	December 10, 2008	Hong Kong	100%
Media Chance Limited (“Media Chance”)	August 13, 2009	Hong Kong	51%
Time Spring Limited (“Time Spring”)	October 28, 2009	BVI	51%
Shenyang 17vee Move Co. Limited (“17VEESY”) (formerly known as UU Internet Technology (Shenyang) Limited)	November 26, 2009	PRC	67.8%
Glomate Mobile (Beijing) Co., Limited. (“Glomate”)	January 5, 2010	PRC	51%
Citylead Limited (“Citylead”)	February 10, 2010	BVI	100%
QIGI&BODEE Technology Limited (“QIGI HK”)	February 10, 2010	Hong Kong	100%
Tecface International Technology Limited (“Tecface International Technology”) (formerly known as QIGI&BODEE International Technology (Beijing) Limited)	February 10, 2010	PRC	100%
Tecface Communication & Equipment (Beijing) Limited (“Tecface Communication Equipment Beijing”)	September 16, 2011	PRC	60%
17fox Technology (Shenyang) Co. Limited (“17FOXSY”) (formerly known as Tecface International Mobile (Shenyang) Co., Limited)	September 22, 2011	PRC	83.3%
Haihu Intelligent Technology (Shanghai) Limited (“Haihu”)	September 19, 2014	PRC	100%
Beijing Yaxunxinwang Technology Limited (“Yaxunxinwang”)	November 17, 2014	PRC	100%
VIE
QIGI&BODEE Technology (Beijing) Co., Limited (“QIGI Technology”)	February 10, 2010	PRC	nil

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Company, all of its subsidiaries and VIE are collectively referred to as the “Group”.

In 2006, the Group started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers for sales to mobile handset brand owners and electronic products wholesale distributors. Since 2008, the Group generated the majority of its revenue from sales of products. In 2009, the Group started generating revenue from mobile game design and other related services. In 2010, the Group acquired Citylead with its subsidiaries and VIE (the “Citylead Group”) and started to sell mobile phones under “QIGI” brand. The Group also developed its own brands, including “Tecface”, “17FOX” and “MOBIFOX”.

Variable interest entity

On February 10, 2010, the Company acquired Citylead, a Chinese brand mobile phone company. QIGI Technology was jointly owned by Mr. Xu Enhai and Ms. Han Deling for 66.7% and 33.3%, respectively. Citylead, through Tecface International Technology entered into a number of contractual agreements with QIGI Technology and its equity owners on February 5, 2010, Tecface International Technology has the power to direct the activities that most significantly affect the QIGI Technology’s economic performance and the ability to receive the majority of expected residual returns of QIGI Technology.

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

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

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

According to the PRC Property Rights Law, in order to create a valid equity pledge, registration of such pledge with the relevant local branch of SAIC is a pre-condition. QIGI Technology has not completed the registration of the pledges so far, and the pledges, as property rights, have not become effective under the PRC Property Rights Law. As a result, Tecface International Technology may not be able to successfully enforce the pledges against any third parties that have acquired property right interests in good faith in the equity interests in QIGI Technology. As a result, if QIGI Technology breaches its obligations described above, and there are third parties who have acquired equity interests in good faith, the Company would need to resort to legal proceedings to enforce the contractual rights of Tecface International Technology under the equity pledge agreements, or the underlying agreements secured by the pledges.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

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

The Company believes that Tecface International Technology’s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. If necessary, the Company will exercise its rights under the exclusive purchase option agreement to purchase and directly hold the equity interest in QIGI Technology. Although QIGI Technology currently contributes a relatively small portion of the Company’s revenues, if the Company are unable to enforce these contractual arrangements, or if the Company suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, the Company may not be able to have the power to direct the activities that most significantly affect the economic performance of QIGI Technology, the Company’s ability to conduct the business may be negatively affected, and the Company may not be able to consolidate the financial results of QIGI Technology into the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Variable interest entity - continued

Risks in relation to the VIE structure - continued

The following financial statement amounts and balances of the Group’s VIE were included in the accompanying consolidated financial statements after the elimination of the inter-company transactions and balances:

	December 31,
	2013	2014
Total current assets	$28,128	$69
Total assets	$28,128	$69

Total assets as % of the Group’s total assets	7%	—

Total current liabilities	$211	$242
Total liabilities	$211	$242

Total Liabilities as % of the Group’s total liabilities	—	—

	2012	2013	2014
Net revenues	$3	$—	$—

Net revenues as % of the Group’s net revenue	—	—	—

Net (loss) income	$(3,194)	$(1,179)	$206

	2012	2013	2014
Net cash (used in) provided by operating activities	$(1,373)	$1,056	$(28,058)

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

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, provision for inventory written down, allowance for doubtful accounts, valuation allowance for deferred tax assets, impairment for goodwill, useful lives and impairment for property, plant and equipment and intangible assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash

The Group’s restricted cash is related to security deposits held in designated bank accounts for issuance of bank acceptance.

Allowance for doubtful accounts

Accounts receivable represent those receivables derived in the ordinary course of business. Notes receivable are bank accepted drafts related to trade receivables of revenue that are non-interest bearing and due within one year. The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable and notes receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction histories with the customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves.

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model-based techniques that include option pricing models, discounted cash flow (“DCF”) models, and similar techniques.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Inventories

Inventories of the Group consist of raw materials, finished goods and work in progress. Inventories are stated at the lower of cost or market. Inventory costs include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to the Group by suppliers, and production of manufactured products for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value taking consideration of estimates of future demand, technology developments, and market conditions.

Assets held for sale

The Group considers property, plant and equipment to be assets held for sale when all of the following criteria are met: i) a formal commitment to a plan to sell a property was made and exercised; ii) the property is available for sale in its present condition; iii) actions required to complete the sale of the property have been initiated; iv) sale of the property is probable and the Group expects the completed sale will occur within one year; v) the property is actively being marketed for sale at a price that is reasonable given its current market value; and vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Upon designation as assets held for sale, the Group records each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and the Group ceases depreciation.

Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Office building	47 or 48 years
Plant and machinery	4 years
Furniture, fixtures and equipment	4 years
Motor vehicles	4 years
Software application	3-4 years
Leasehold improvements	Shorter of the lease term or 4 years

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets and intangible assets with definite lives

The Group reviews its long-lived assets and intangible assets with definite live for impairment whenever events or change in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group would recognize an impairment loss based on the fair value of these assets.

Impairment of goodwill

Goodwill is not amortized, but tested for impairment annually or more frequently if events and circumstances indicate that they might be impaired.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Absent from any impairment indicators, the Group performs its annual impairment test on December 31st each year, following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

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

Business taxes

The Group’s PRC subsidiaries and VIE are subject to business taxes at the rate of 5% on certain types of services and the related revenues are presented net of business taxes incurred. The Group reports revenue net of business taxes. Business taxes deducted in arriving to net revenue during 2012, 2013 and 2014 totaled $324, $61 and $359, respectively.

Value added tax (“VAT”) and VAT refund

VAT on sales is calculated at 17% on revenue from product and component sales, 6% on revenue from design fees starting from January 1, 2012 for subsidiaries located in Shanghai, and September 1, 2012 for subsidiaries located in Beijing and paid after deducting input VAT on purchases. The Group reports revenue net of VAT. VAT during 2012, 2013 and 2014 totaled $22,775, $16,903 and $15,458, respectively.

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

Operating leases expense

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

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

	2012	2013	2014
Balance at beginning of the year	$36	$83	$179
Provision during the year	92	149	506
Reversal during the year	(45)	(55)	(478)
Exchange difference	—	2	(14)

Balance at end of the year	$83	$179	$193

Government subsidies and grants

Some local governments in the PRC give subsidies to companies as an incentive to establish business in their jurisdiction. These government subsidies are recognized as subsidy income in the statements of comprehensive income (loss) when they are received as the Group does not have further obligation to earn these subsidies. The Group recorded government subsidy income of $232, $146 and $112 for the years ended December 31, 2012, 2013 and 2014 respectively.

The Group also receives government grants as compensation of performing government endorsed projects. The grants are refundable until the Group achieves certain performance measures. These government grants are recorded as a liability until earned. The Group recognizes these grants as subsidy income once it completes the relevant projects and achieves the performance measures. The Group recorded such government subsidy income of $nil, $211 and $649 for the years ended December 31, 2012, 2013 and 2014, respectively. The amount of $995, $2,180 and $4,593 were recorded as a liability on the balance sheets as of December 31, 2012, 2013 and 2014, respectively.

Research and development expenses

Research and development expenses are incurred in the development of handset design and wireless software application. Technological feasibility for the Group’s internally developed products is reached shortly before the products are released to customers. Expenses incurred after technological feasibility has historically been immaterial. Accordingly, the Group has expensed all research and development costs when incurred.

Advertising expenses

The Group expenses advertising expenses as incurred. Total advertising expenses were $8,988, $214 and $7,722 in 2012, 2013 and 2014, respectively and have been included as part of selling and marketing expenses.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries and VIE located in the PRC are maintained in their local currency, the RMB, which is also the functional currency of these entities. The financial records of the Group’s subsidiaries located in Hong Kong and BVI are maintained in U.S. dollar, which is also the functional currency of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Exchange gains and losses are recognized in the consolidated statements of comprehensive income (loss).

The Group’s entities with functional currency other than U.S. dollar, translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss).

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not identify significant unrecognized tax benefits for years ended December 31, 2012, 2013 and 2014. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Group’s unrecognized tax benefits would not change significantly within 12 months from December 31, 2014.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income (loss).

Financial instruments

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, notes payable, the put option, amount due to a related party, long-term loan and short-term loans.

Except for the put options and long-term loan, the carrying value of all the aforementioned financial instruments approximates their fair value due to the short-term nature of these instruments. The put option is carried at fair value and the long-term loan approximates its carrying value as the loan bear variable interest rates which approximate the market interest rate.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and notes receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

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

The following table summarizes net revenues from customers that accounted for 10% or more of the Group’s net revenues for year 2012, 2013 and 2014.

	Net revenues Year ended December 31,
	2012	2013	2014
A	N/A	N/A	14.5%
B	N/A	N/A	13.3%
C	N/A	N/A	11.0%
D	N/A	10.6%	N/A

	N/A	10.6%	38.8%

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group’s accounts receivable:

	Accounts receivable As of December 31,
	2013	2014
E	11.3%	37.3%
A	N/A	33.5%
F	18.8%	N/A
G	14.2%	N/A
C	14.1%	N/A
H	13.4%	N/A

	71.8%	70.8%

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based payment

Share-based payment transactions with employees, such as share options and nonvested shares, are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, based on graded vesting attribution method prior to year 2011, with a corresponding impact reflected in additional paid-in capital. Effective from January 1, 2011, the Company changed its method of amortization of share-based payment expense from the graded vesting attribution method to straight-line attribution method. Management believes the straight-line attribution method results in a better matching of amortization of share-based payment expense with employee service obtained.

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

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This Accounting Standards Updates (“ASU”) will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•	An explanation of the reasons for significant changes.

The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

For all entities, the amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The effective date is the same for both public business entities and all other entities.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The new standard is effective for fiscal years ending after December 15, 2016. The effective date is the same for both public business entities and all other entities. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

3.	ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE, NET

Accounts receivable and notes receivable, net consisted of the following:

	December 31,
	2013	2014
Accounts receivable	$17,643	$7,747
Notes receivable	58	429
Less: allowance for doubtful accounts	(543)	(599)

Accounts receivable and notes receivable, net	$17,158	$7,577

Movement of allowance for doubtful accounts was as follows:

	2012	2013	2014
Balance at beginning of the year	$9,394	$7,796	$543
Charge to expenses	582	37	426
Reversal	(2,188)	(356)	(362)
Written-off	—	(6,949)	—
Exchange difference	8	15	(8)

Balance at end of the year	$7,796	$543	$599

4.	INVENTORIES, NET

Inventories consisted of the following:

	December 31,
	2013	2014
Raw materials	$15,620	$9,692
Finished goods	2,952	4,854
Work in progress	1,132	147

Less: inventory provision	(6,128)	(4,597)

Inventories, net	$13,576	$10,096

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

4.	INVENTORIES, NET - continued

Movement of allowance for inventory was as follows:

	2012	2013	2014
Balance at beginning of the year	$1,985	$4,646	$6,128
Charge to expenses	3,142	1,475	1,643
Written-off	(549)	(149)	(3,019)
Exchange difference	68	156	(155)

Balance at end of the year	$4,646	$6,128	$4,597

During 2012, 2013 and 2014, the Group recorded provisions for obsolete inventories of $3,142, $1,475 and $1,643, respectively, which were included in cost of sales. The increase in the allowance for inventory was mainly due to the obsolete inventories that were not technologically suitable for future productions.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2013	2014
Advance to EMS providers (1)	$2,884	$23,914
Rental receivable	1,120	2,952
Value added taxes recoverable	2,486	1,713
Social insurance borne by employee	989	967
Deposits	2,138	941
Staff advances	272	192
Other prepaid and current assets	222	178
Prepaid royalty fee	165	161
Prepaid testing and tooling fee	106	85
Capital contribution receivable from noncontrolling shareholders	54	—

	$10,436	$31,103

(1)	EMS providers manufacture the mobile phone based on the Company’s design.

6.	ASSETS HELD FOR SALE

In May 2014, the Group entered into an agreement with Guanghuan Xinwang Co Limited (“Guanghuanxinwang”), a third party company for the sale of a floor in a building located in Beijing. The transaction price was approximately $6,614. As of December 31, 2014, the transaction was not completed.

In December 2014, the Group started the process of entering into another agreement with Guanghuanxinwang for the sale of another three floors in the same building. The Group expected to complete the sale within one year.

These four floors with a carrying value of $11,949 were classified as assets held for sale as of December 31, 2014.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31,
	2013	2014
Office building	50,201	44,750
Plant and machinery	8,671	12,847
Software application	8,408	8,279
Furniture, fixtures and equipment	4,663	4,621
Leasehold improvements	7,036	4,267
Motor vehicles	703	915

	$79,682	$75,679
Less: accumulated depreciation	(33,621)	(27,086)
Impairment of long-lived assets	(30)	(30)

Construction in progress	$48,251	$95,098
Property, plant and equipment, net	$94,282	$143,661

The Group recorded depreciation expenses of $3,615, $3,645 and $2,620 for the years ended December 31, 2012, 2013 and 2014, respectively. The Group recorded impairment losses of $nil, $30 and $nil for the years ended December 31, 2012, 2013 and 2014, respectively.

8.	LAND USE RIGHTS, NET

	December 31,
	2013	2014
Land use rights	$11,321	$11,045
Less: accumulated amortization	(592)	(798)

Land use rights, net	$10,729	$10,247

Amortization expenses for land use rights totaled $217, $223 and $222 for the years ended December 31, 2012, 2013 and 2014, respectively. Future amortization expenses are $222 per year for each of the next five years after December 31, 2014.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	December 31,
	2013				2014
	Gross carrying amount	Accumulated amortization	Accumulated impairment loss	Net carrying amount	Gross carrying amount	Accumulated amortization	Accumulated impairment loss	Net carrying amount
Intangible assets with definite life:
- Software license	$15,634	$(7,171)	$(5,665)	$2,798	$23,676	$(9,730)	$(8,417)	$5,529
- Customer base	680	(393)	(287)	—	680	(393)	(287)	—
- Contract backlog	20	(20)	—	—	20	(20)	—	—
- Trade name and domain name	1,670	(50)	(1,620)	—	1,670	(50)	(1,620)	—

	$18,004	$(7,634)	$(7,572)	$2,798	$26,046	$(10,193)	$(10,324)	$5,529

The Group recorded amortization expenses of $2,140, $2,337 and $2,696 for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group recorded impairment losses of $3,833, $3,595 and $2,910 for the years ended December 31, 2012, 2013 and 2014 respectively.

In 2012, based on the actual and expected operating results of the ODP reporting unit, the Group recorded an impairment loss of $2,076 for related software licenses. Similarly, $287 and $1,470 of impairment expense was recorded for the Brand name phone sales reporting unit’s customer base and trade name and domain name intangible assets, respectively, because of the Group’s plan to shift its production capacity from the “QiGi” brand, to which these intangible assets relate to the Group’s self-developed “Tecface” brand, which resulted in the Group’s reassessment of the estimated economics life of QIGI’s trade name and domain name.

In 2013, based on information obtained in the fourth quarter of 2013, the future purchase orders of certain mobile phone products would not achieve the planned sales target and, the Group performed an impairment assessment on the intangible assets. As a result, the Group determined an impairment loss of $3,445 and $150 for software licenses, and trade name and domain name, respectively in 2013.

In 2014, due to continually declining sales in Brand name phone reporting unit, all intangible assets in this reporting unit were fully impaired with an impairment loss of $2,910 for software licenses recorded in 2014.

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

9.	ACQUIRED INTANGIBLE ASSETS, NET - continued

The fair value of these intangible assets as set forth in Note 18 was determined using income approach with significant unobservable inputs, which were classified as Level 3 measurements.

The future amortization expenses for the net carrying amount of intangible assets with definite lives as of December 31, 2014 were as follows:

Year 2015	$2,371
Year 2016	2,181
Year 2017	977
Year 2018	—
Year 2019 and thereafter	—

$5,529

10.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

December 31, 2014
Prepayment for construction in progress	$19,705
Prepayment for acquisition of land use right	1,934

$21,639

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

11.	GOODWILL

Changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2013 and 2014 consisted of the following:

	2013			2014
	ODP	Brand name phone sales	Total	ODP	Brand name phone sales	Total
Gross amount:
Beginning balance	$606	$1,242	$1,848	$606	$1,242	$1,848
Goodwill recognized in acquisition	—	—	—	—	—	—
Disposal	—	—	—	—	—	—

Ending balance	606	1,242	1,848	606	1,242	1,848

Accumulated impairment loss:
Beginning balance	(606)	—	(606)	(606)	(1,242)	(1,848)
Disposal	—	—	—	—	—	—
Charge for the year	—	(1,242)	(1,242)	—	—	—

Ending balance	(606)	(1,242)	(1,848)	(606)	(1,242)	(1,848)

Goodwill, net	$—	$—	$—	$—	$—	$—

In light of the sales forecast information obtained in the fourth quarter of 2013, which showed a continually declining sales performance and profit margins in Brand name phone sales reporting unit in the future years, the Group believed there was a potential impairment loss indicator on the goodwill of the reporting unit. The Group performed its first step goodwill impairment test and determined that the carrying value of the reporting unit exceeded its fair value.

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

Having determined that the goodwill was potentially impaired, the Group proceeded with the second step of the goodwill impairment analysis which involved calculating the impaired fair value of the goodwill by allocating the fair value of the reporting unit to all of its assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. According to that assessment, the Group concluded that goodwill allocated to the Brand name phone sales reporting unit was fully impaired. Consequently, the Group recognized an impairment loss of $1,242 for the year ended December 31, 2013.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2013	2014
Deposit received for the sale of property, plant and equipment	$1,658	$8,086
Government subsidies	2,180	4,593
Social insurance and benefits payables	4,030	3,907
Payables for purchases of property plant and equipment	5,212	1,871
Accrued professional fees	876	1,257
Payables to suppliers	1,844	1,243
Accrued operating expenses	769	1,201
Accrued wages	820	770
Accrued interest expense	115	407
Other tax payables	104	362
Commission payable	39	236
Warranty provision	179	193
Contract deposit for constructor	165	169
Rental payable	3,311	—

	$21,302	$24,295

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

13.	SHORT-TERM LOANS

On June 25, 2012 and September 5, 2012, Techfaith BVI (a wholly owned subsidiary of the Group) obtained three loans of $5,350, $5,000 and $5,000 denominated in U.S. dollars from an independent third party (the “Lender”) to fund its investment in 17FOXSY, one of the Group’s subsidiaries. These loans were due on demand by the Lender after one year from the date the loan agreements or upon the bankruptcy of Techfaith BVI. These loans were non-interest bearing and uncollateralized. In 2013, the Group signed the supplemental agreements, according to which the maturity of loans are extended and due on demand of the Lender after the second anniversary of the loans or other date mutually agreed and the loans are bearing an annual interest rate of 2% in the second year. In 2014, the Group repaid the principle of borrowings of $1,100.

On December 23, 2014, One Net, one subsidiary of the Group, obtained an eleven-month loan of $487 from Beijing Jiuxianqiao Branch of Bank of Beijing to fund working capital in daily operations. The loan bears an annual interest rate of 8.4% and is guaranteed by Mr. Defu Dong, the Chairman and Chief Executive Office and Mr. Deyou Dong, the Director, President and Chief Operating Officer of the Group.

For the years ended December 31, 2012, 2013, and 2014, interest expenses on short-term loans amounted to $nil, $115 and $293 respectively.

14.	LONG-TERM LOANS

On January 26, 2014, 17FOXSY, received a three-year loan of $4,869 from Shenyang Shenbei Chuangzhan Financing Service Group Co., Ltd., a third party financial institution, through the Liaoning Branch of Bank of Communications, at a floating interest rate of 10% above the three-year prime rate as announced by the Peoples’ Bank of China. The loan is pledged by a land use right owned by 17FOXSY with a carrying value of $2,271 at December 31, 2014. The interest is payable quarterly and the principle is payable in installments semi-annually through January 19, 2017. 17FOXSY intended to use the proceeds to construct a plant in Shenyang and to purchase related equipment and machineries. For the year ended December 31, 2014, the interest expense on this long term loan was $274 of which $64 was capitalized and recorded as a part of construction in progress.

In July, 2014, the Group repaid the principle of borrowings of $812. The Group expects to repay the remaining principle of borrowings of $1,612, $1,612, $833 during the years ended December 31, 2015, 2016 and 2017, respectively.

15.	NOTES PAYABLE

In September and October, 2014, Techfaith Beijing, one of the Group’s subsidiaries, entered into two agreements with Bank of Jiangsu to issue two one-year interest free bank acceptances with the total amount of $9,670 to an EMS providers. These bank acceptances were secured by the Group’s deposit of $4,835 held in the designated bank account and a land use right in Beijing with a carrying value of $7,976 as of December 31, 2014. The bank acceptances were also guaranteed by Mr. Defu Dong, the Chairman and Chief Executive Office.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

16.	INCOME TAXES

Cayman Islands

The Company and TechSoft Holding are tax exempted companies incorporated in the Cayman Islands.

British Virgin Islands

Under the current BVI law, income from Techfaith BVI, Great Earnest, 798 Entertainment, Finest Technology, Infoexcel Technology, Boost Time, Charm Faith, Fair Nice, Citylead and Time Spring are not subject to taxation.

Hong Kong

No provision for Hong Kong Profits Tax was made for the years ended December 31, 2012, 2013 and 2014 on the basis that Techfaith HK, Technology HK, QIGI HK and Media Chance did not have any assessable profits arising in or derived from Hong Kong.

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

Techfaith China have obtained the HNTE in December 2008 and renewed the HNTE status in 2011 and 2014, respectively under the EIT Law.

Techfaith Intelligent Handset Beijing has obtained the HNTE since December 2008 and renewed the HNTE status in 2011. In 2014, the HNTE status was expired.

Techfaith Shanghai is a qualified manufacturing foreign investment enterprise located in Shanghai Pudong according to the old EIT law prior to January 1, 2008, obtained HNTE in December 2008 and renewed the HNTE status in 2011and 2014, respectively.

One Net obtained the HNTE in September 2010 and renewed the HNTE status in 2013 under the EIT Law. Beginning from 2010, the tax rate for One Net is 15%.

The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates, are presented in the following table.

Subsidiaries	2012	2013	2014	2015	2016
Techfaith China	15.0%	15.0%	15.0%	15.0%	15.0%
Techfaith Intelligent Handset Beijing	15.0%	15.0%	25.0%	25.0%	25.0%
Techfaith Shanghai	15.0%	15.0%	15.0%	15.0%	15.0%
One Net	15.0%	15.0%	15.0%	15.0%	15.0%

The HNTE status was renewed by Techfaith China in 2014, Techfaith Shanghai in 2014 and One Net in 2013. Under the EIT Law, the HNTE status is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

16.	INCOME TAXES - continued

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

Aggregate undistributed earnings of the Company’s subsidiaries and VIE located in the PRC that are taxable upon distribution to the Company of approximately $182,656, $190,252 and $186,977 at December 31, 2012, 2013 and 2014, respectively. The Group did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2014. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax. If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax. It is not practical to determine the amount of any unrecognized deferred tax liability on those undistributed earnings. If the Group were to distribute such unremitted earnings, the Group would be subject to the dividend withholding taxes of approximately $12,487.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

16.	INCOME TAXES - continued

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive income (loss) were as follows:

	2012	2013	2014
Current tax	$5,531	$2,146	$438
Deferred tax	104	—	—

	$5,635	$2,146	$438

All of the income taxes are related to the PRC entities of the Group.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	December 31,
	2013	2014
Deferred tax assets - current:
Accrued expenses	$1,386	$1,123
Product warranty provision	18	14
Allowance for doubtful accounts	51	61
Inventory provision	921	715
Less: Valuation allowance	(2,376)	(1,913)

Net deferred tax assets - current	$—	$—

Deferred tax assets - non-current:
Depreciation and amortization	$1,426	$2,908
Net operating loss carry forwards	4,207	5,164
Less: Valuation allowance	(5,633)	(8,072)

Net deferred tax assets non-current	$—	$—

Reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 25% to income before income taxes and actual provision for income taxes is as follows:

	2012	2013	2014
Income (loss) before income tax	$3,790	$(825)	$(14,630)
Tax provision at PRC enterprise income tax rate of 25%	948	(206)	(3,658)
Expenses not deductible for tax purposes	881	813	649
Preferential tax rates granted to PRC entities	413	94	99
Effect of the different income tax rates in other jurisdictions	114	345	787
Changes in valuation allowances	(3,731)	(141)	1,976
Expired operating loss carry forwards	7,010	1,241	585

	$5,635	$2,146	$438

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

16.	INCOME TAXES - continued

Operating loss carry forwards of $43,824, $7,028 and $3,280 expired during 2012, 2013, 2014 respectively, therefore the effects of income tax are $7,010, $1,241 and $585 in 2012, 2013 and 2014 respectively. As of December 31, 2014, the Group had $24,765 operating loss carry forwards that expire from 2015 through 2019, which will be available to offset future taxable income.

The Group determines whether or not a valuation allowance is required at the level of each taxable entity. The deferred tax assets arose in companies which are not expected to have any significant taxable income in the foreseeable future and consequently full provision has been made for the deferred tax assets of those entities.

Without the preferential tax rates granted to PRC entities, income tax expense would have decreased by approximately $413, $94 and $99 for the years ended December 31, 2012, 2013 and 2014, respectively, representing an increased in the basic and diluted earnings per share of $0.00, $0.00 and $0.00, for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group has concluded that there are no significant unrecognized tax positions requiring recognition in financial statements for the years ended December 31, 2012, 2013 and 2014. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries and VIE have not conducted a tax examination on the Group’s subsidiaries and VIE. In accordance with relevant PRC tax administration laws, tax years from 2009 to 2014 of the Group’s PRC subsidiaries and VIE remain subject to tax audits as of December 31, 2014, at the tax authority’s discretion.

17.	PUT OPTION LIABILITY

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

As the valuation of the Put Option is based on the valuation of TechSoft Holding, a non-public company, it requires significant management judgment due to the absence of quoted market prices, and the lack of observable inputs. As a result, the Group has determined that the fair value of the Put Option is classified as Level 3 valuation within the fair value hierarchy (see Note 18).

According to the Agreement, the exercise price of the put option is the higher of a) fair value of TechSoft Holding’s ordinary share, which is the amount equivalent to the business valuation performed by an independent professional valuation company that is mutually agreed upon by Qualcomm and the Company, in proportion to Qualcomm’s percentage of shareholding on a fully-diluted as converted basis; b) calculated value of ordinary share, which is the original per share purchase price by Qualcomm or the Company ($1 per share) increased at a continuous compounded growth rate of ten percent (10%) per annum.

The fair value of TechSoft Holding’s ordinary share is determined using the income approach valuation methodology that applied a discounted cash flow model for TechSoft Holding. The calculated value of TechSoft Holding’s ordinary shares as of December 31, 2014 is higher than the fair value. The calculated value is considered as the exercise price of the option. The exercise price of the option was multiplied by the probability for Qualcomm to exercise the option as estimated by management, to derive the fair value of the put option.

Changes in fair value of the Put Option amounting to $150, $150 and $210 during the years ended December 31, 2012, 2013 and 2014, respectively, are reflected on the consolidated statements of comprehensive income (loss).

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

18.	FAIR VALUE

(a)	Assets and liabilities measured at fair value on a recurring basis

Put option

The put option the Group offered to QUALCOMM as set out in Note 17 was recorded as a liability at fair value. The Group measured the fair value for the put option with the assistance of an independent valuation firm.

The put option was classified as a Level 3 liability because the Group used unobservable inputs to value it, reflecting the Group’s assessment of the assumptions market participants would use in valuing these derivatives.

The following tables set forth, by level with the fair-value hierarchy, the fair value of the Group’s financial liabilities measured on a recurring basis:

	December 31, 2013
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Put option	—	—	$1,830	$1,830

	December 31, 2014
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Put Option	—	—	$2,040	$2,040

The following table summarizes the movement of the balances of the put option liability measured at fair value on a recurring basis using significant unobservable inputs (level 3) during years ended December 31, 2013 and 2014:

Balance as of January 1, 2013	$1,680
Change in fair value	150

Balance as of December 31, 2013	$1,830
Change in fair value	210

Balance as of December 31, 2014	$2,040

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

18.	FAIR VALUE - continued

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group measured certain long-lived assets at their fair value on a nonrecurring basis as results of the impairment loss of $3,833, $3,625 and $2,910 recognized during 2012, 2013 and 2014 respectively, as set out in Note 9. The fair value was determined using models with significant unobservable inputs which were classified as Level 3 inputs, primarily the discounted future cash flow.

The Group measured the fair value of the reporting unit that includes goodwill using the income approach valuation methodology, based on which to recognize the impairment loss of $1,242 for the Brand name phone sales reporting unit in 2013 as set out in Note 11. The goodwill is considered as Level 3 assets because the Group used unobservable inputs, such as seven-year earnings forecast and weighted average cost of capital (“WACC”) and discount rate to determine the fair value of the reporting unit which has goodwill. The WACC used in the fair value measurement for the Brand name phone sales reporting unit was 25%.

19.	SHARE-BASED PAYMENT

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

A summary of the share option activity during the years ended December 31, 2012, 2013 and 2014 are as follows:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life	Aggregate intrinsic Value as of December 31, 2014
Outstanding at January 1, 2012	38,801,636	$0.258	—	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	(3,000,000)	$0.254	—	—

Outstanding at December 31, 2012	35,801,636	$0.279	8.5	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	(3,840,000)	$0.254	—	—

Outstanding as of December 31, 2013	31,961,636	$0.258	7.5	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	(1,620,000)	—	—	—

Outstanding as of December 31, 2014	30,341,636	$0.259	6.5	—
Exercisable as of December 31, 2014	30,341,636	$0.259	6.5	—
Vested and expected to vest as of December 31, 2014	30,341,636	$0.259	6.5	—

During 2012, 2013 and 2014, the Group recognized compensation expense of $1,170, $1,246 and $753, respectively. No options were exercised during the years ended December 31, 2012, 2013 and 2014.

No unrecognized compensation as of December 31, 2014 as all the options were vested.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

20.	OTHER OPERATING INCOME

For the years ended December 31, 2012, 2013 and 2014, other operating income was $1,124, $2,121 and $2,612, respectively, which was primarily derived from rental income of office buildings. The amount in 2013 also included a gain of $960 generated from the extinguishments of long aging liabilities.

21.	CAPTITAL CONTRIBUTION FROM A NONCONTROLLING SHAREHOLER

On September 22, 2011, the Group and Shenyang High and New Investment Co. Limited, (“Shenyang Investment”), a third party, set up a Company named 17FOXSY. Total registered capital of 17FOXSY was approximately $38,364. The Group committed to contribute $31,970 representing 83.3% of the equity interest while Shenyang Investment committed to contribute $6,394 representing 16.7% of the equity interest of the Company. In June, 2014, Shenyang Investment contributed the second half of the committed register capital of $3,197 to 17FOXSY and the registered capital was fully contributed.

22.	RELATED PARTY TRANSACTIONS

Nature of the relationships with the related party:

Name	Relationship with the Group
Yizhuang Jingxinyuan Investment
And Development Co., Ltd (“Jingxinyuan”)	Controlled by Mr. Defu Dong

(a)	As of December 31, 2013 and 2014, amount due to a related party were as follow:

	December 31,
	2013	2014
Jingxinyuan	$—	$178	(1)

(1)	The amount represents the rental expense payable to Jingxinyuan. The amount due to a related party is unsecured and non-interest bearing.

(b)	In October, 2014, the Group entered into a three-year lease agreement with Jinxinyuan to rent office spaces of 5,462 square meters in Beijing. The rental expense was $178 for the year ended December 31, 2014.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

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

The financial information for each operating segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment is as follows:

	2012	2013	2014
Revenues
- ODP	$57,803	$79,661	$79,820
- Brand name phone sales	50,266	32,203	16,188
- Game	29,594	7,643	660

Total net revenues	137,663	119,507	96,668

Cost of sales
- ODP	(53,971)	(70,989)	(72,056)
- Brand name phone sales	(34,250)	(25,374)	(16,336)
- Game	(18,146)	(6,307)	(61)

Total cost of revenues	(106,367)	(102,670)	(88,453)

Gross profit	$31,296	$16,837	$8,215

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

23.	OPERATING SEGMENT AND GEOGRAPHIC INFORMATION - continued

The Group’s chief operating decision maker only reviews revenue and cost for each operating segment. Expenses are not allocated to each segment.

	December 31,
	2013	2014
Assets
- ODP	$220,046	$237,627
- Brand name phone sales	63,136	1,656
- Game	30,710	1,108
Reconciling amounts	100,736	177,205

Total assets	$414,628	$417,596

Reconciling amounts:
Corporate assets	$100,736	$177,205

The corporate assets mainly represent the office buildings and construction of office buildings in progress which cannot be allocated to the operating segments.

	2012	2013	2014
Total expenditures for purchase of long-lived assets:
- ODP	$1,434	$7,540	$13,816
- Brand name phone sales	4,002	1,335	2,154
- Game	168	7	18
Corporate expenditure	15,906	10,544	59,108

Total capital expenditure	$21,510	$19,426	$75,096

Geographic information

Revenues, classified by the major geographic areas in which the Group’s customers are located (for design contract and game related revenue, based on the address of the customer who contracted with the Group; for product sales, based on the address to which the Group ships products), are as follows:

	2012	2013	2014
Revenues from the PRC	$128,640	$108,402	$78,717
Revenues from countries other than the PRC	9,023	11,105	17,951

Total revenues	$137,663	$119,507	$96,668

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

24.	COMMITMENTS

(a)	Capital commitments

As of December 31, 2014, capital commitments for construction of property and purchase of land use right are as follows:

Year 2015	$97,436
Year 2016 and thereafter	—

$97,436

(b)	Purchase commitments

The Group uses EMS providers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Group enters into contracts with certain manufacturers that allow them to procure inventory based on criteria defined by the Group. As of December 31, 2014, the Group had commitments under non-cancellable contracts that future minimum purchases are $2,504 in 2015.

(c)	Operating lease as lessee

The Group has entered into operating lease agreements for its office spaces in the PRC. The group recognized rent expenses under such arrangements on a straight-line basis over the term of the leases Rental expenses under such operating leases were $1,826, $2,037 and $2,028 for the years ended December 31, 2012, 2013 and 2014, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements are as follows:

Year 2015	$536
Year 2016	538
Year 2017	357
Year 2018	—
Year 2019 and thereafter	—

$1,431

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

25.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated:

	2012	2013	2014
Net loss attributable to China Techfaith Wireless Communication Technology Limited (numerator), basic	$(3,294)	$(2,470)	$(13,431)

Net loss attributable to China Techfaith Wireless Communication Technology Limited (numerator), diluted	$(3,294)	$(2,470)	$(13,431)

Shares (denominator):
Weighted average ordinary shares outstanding	794,003,193	794,003,193	794,003,193

Effect of dilutive securities:
Weighted average shares used in computing diluted net income per share	794,003,193	794,003,193	794,003,193

Net loss attributable to China Techfaith Wireless Communication Technology Limited per share, basic	$(0.00)	$(0.00)	$(0.02)

Net loss attributable to China Techfaith Wireless Communication Technology Limited per share, diluted	$(0.00)	$(0.00)	$(0.02)

The Group had securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share as their effects would have been anti-dilutive. Such securities consisted of 35,801,636, 31,961,636 and 30,341,636 options outstanding as of December 31, 2012, 2013 and 2014, respectively.

26.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group located in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries.

The total provisions for such employee benefits were $1,876, $1,701 and $1,259 for the years ended December 31, 2012, 2013 and 2014, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

27.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries and VIE in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries and VIE in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries and VIE in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The appropriations to these reserves by the Group’s subsidiaries and VIE in the PRC were $23,137, $23,730 and $23,755 for the years ended December 31, 2012, 2013 and 2014, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s subsidiaries and VIE in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s subsidiaries and VIE in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Group’s subsidiaries and VIE in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s subsidiaries and VIE in the PRC not available for distribution, were $194,594, $214,591 and $195,787 as of December 31, 2012, 2013 and 2014, respectively.

28.	SUBSEQUENT EVENTS

On February 2, 2015, Techfaith China, a wholly owned subsidiary of the Group obtained a one-year loan of RMB20,000 (equivalent to US$3,195) from Beijing International Trust Co., Ltd, a third party (“the Lender”), through the Beijing Branch of Hua Xia Bank (“the Bank”). The loan bears an annual interest rate of 7% and is pledged by a self-owned building of the Group located in Shanghai with a carrying value of US$4,109 as of December 31, 2014. The interest is payable monthly and the principle is due on February 2, 2016.

On February 12, 2015, Techfaith Intelligent Handset Beijing, a wholly owned subsidiary of the Group obtained another one-year loan of RMB40,000 (equivalent to US$6,406) from the Lender through the same Bank. The loan bears an annual interest rate of 6.16% and is pledged by the properties owned by De Ming Technology (Hangzhou) Co., Ltd, a third party. The interest is payable quarterly and the principle is due on February 12, 2016.

These loans were obtained to meet temporary working capital needs of the Group.

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$1	$—
Amounts due from subsidiaries	107,060	107,023

Total current assets	107,061	107,023

Investment in subsidiaries	208,855	188,652

TOTAL ASSETS	$315,916	$295,675

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$1,837	$2,047

Total current liabilities	$1,837	$2,047

Equity:
Ordinary shares ($0.00002 par value;
50,000,000,000,000 shares authorized; 794,003,193 and 794,003,193 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	16	16
Additional paid-in capital	144,083	144,836
Accumulated other comprehensive income	55,841	48,068
Retained earnings	114,139	100,708

Total equity	314,079	293,628

TOTAL LIABILITIES AND EQUITY	$315,916	$295,675

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2012	2013	2014
Net revenues	$—	$—	$—

Operating expenses:
General and administrative (including share-based compensation expenses $617, $633 and $382 for the years ended December 31, 2012, 2013 and 2014, respectively)	(655)	(671)	(420)
Selling and marketing (including share-based compensation expenses $198, $220 and $133 for the years ended December 31, 2012, 2013 and 2014, respectively)	(198)	(220)	(133)
Research and development(including share-based compensation expenses $355, $393 and $238 for the years ended December 31, 2012, 2013 and 2014, respectively)	(355)	(393)	(238)

Total operating expenses	(1,208)	(1,284)	(791)

Other operating income	124	—	—

Loss from operations	(1,084)	(1,284)	(791)
Equity in loss of subsidiaries	(2,060)	(1,036)	(12,430)
Change in fair value of the Put Option	(150)	(150)	(210)

Loss before income taxes	(3,294)	(2,470)	(13,431)
Income taxes	—	—	—

Net loss	$(3,294)	$(2,470)	$(13,431)

Other comprehensive income, net of tax
Foreign currency translation adjustment	3,225	9,019	(7,773)

Comprehensive (loss) income	$(69)	$6,549	$(21,204)

STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Number	Amount
Balance at January 1, 2012	794,003,193	16	141,667	43,597	119,903	305,183
Foreign currency translation adjustments	—	—	—	3,225	—	3,225
Share-based compensation	—	—	1,170	—	—	1,170
Net loss	—	—	—	—	(3,294)	(3,294)

Balance at December 31, 2012	794,003,193	16	142,837	46,822	116,609	306,284
Foreign currency translation adjustments	—	—	—	9,019	—	9,019
Share-based compensation	—	—	1,246	—	—	1,246
Net loss	—	—	—	—	(2,470)	(2,470)

Balance at December 31, 2013	794,003,193	$16	$144,083	$55,841	$114,139	$314,079
Foreign currency translation adjustments	—	—	—	(7,773)	—	(7,773)
Share-based compensation	—	—	753	—	—	753
Net loss	—	—	—	—	(13,431)	(13,431)

Balance at December 31, 2014	794,003,193	$16	$144,836	$48,068	$100,708	$293,628

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2012	2013	2014
Operating activities:
Net income loss	$(3,294)	$(2,470)	$(13,431)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	1,170	1,246	753
Change in fair value of the Put Option	150	150	210
loss on investment in subsidiaries and VIE	2,060	1,036	12,430
Change in operating assets and liabilities:
Amounts due from subsidiaries	(321)	38	37
Accrued expenses and other current liabilities	134	—	—

Net cash used in operating activities	(101)	—	(1)

Net decrease in cash and cash equivalents	(101)	—	(1)
Cash and cash equivalents at the beginning of the year	102	1	1

Cash and cash equivalents at the end of the year	$1	$1	$—

NOTES TO THE CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

(In thousands of U.S. dollars, except share and per share data)

1.	BASIS FOR PREPARATION

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