Form 20-F
period 2015-12-31
China Techfaith Wireless Communication Technology LTD
filed 2016-04-29
CIK 1316317

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

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

Tower D, Mfox Plaza, Ke Chuang 12th Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 101111

People’s Republic of China

(Address of principal executive offices)

Jay Ji

Director of Investor Relations

China Techfaith Wireless Communication Technology Limited

Tower D, Mfox Plaza, Ke Chuang 12th Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 101111

People’s Republic of China

Phone: +86 10 5822 8866

Email: jay.ji@techfaith.cn

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary shares, par value US$0.00002 per share*	The NASDAQ Stock Market LLC

(The NASDAQ Global Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Market of American depositary shares, each representing 75 ordinary shares.

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

INTRODUCTION

In this annual report, unless otherwise indicated,

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“RMB” refers to Renminbi, the legal currency of China, and “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our ordinary shares and “ADSs” refers to our American depositary shares, each of which represents 75 ordinary shares;

•	“we,” “us,” “our company,” “our” and “Techfaith” refer to China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entity;

•	“17FOXSY” refers to 17fox Technology (Shenyang) Co. Limited (formerly known as Tecface International Mobile (Shenyang) Co. Limited), our 83.3% owned subsidiary in China;

•	“Citylead” refers to Citylead Limited, our wholly owned subsidiary in the British Virgin Islands (“BVI”) until June 2015, when Citylead and its subsidiary and variable interest entity were sold to an unrelated third party;

•	“Fair Nice” refers to Fair Nice Technology Limited, our wholly owned subsidiary in the BVI;

•	“Glomate” refers to Glomate Mobile (Beijing) Co., Limited, our 51.0% owned subsidiary in China;

•	“One Net” refers to One Net Entertainment Limited formerly known as Techfaith Interactive Technology (Beijing) Limited, our 67.8% owned subsidiary in China;

•	“QIGI Technology” refers to QIGI&BODEE Technology (Beijing) Co., Limited, our previous variable interest entity in China, which was sold to an unrelated third party in June of 2015;

•	“Tecface Communication Equipment Beijing” refers to Tecface Communication & Equipment (Beijing) Limited, our 71.9% owned subsidiary in China;

•	“Tecface International Technology” refers to Tecface International Technology Limited (formerly known as QIGI&BODEE International Technology (Beijing) Limited), our previous wholly owned subsidiary in China , which was sold to an unrelated third party in June of 2015;

•	“Tecface Technology” refers to Tecface Communication Technology (Beijing) Limited (formerly known as STEP Technologies (Beijing) Co., Ltd), our wholly owned subsidiary in China;

•	“Techfaith China” refers to Techfaith Wireless Communication Technology (Beijing) Limited, our wholly owned subsidiary in China;

•	“Techfaith Hangzhou” refers to Techfaith Wireless Communication Technology (Hangzhou) Limited, our wholly owned subsidiary in China;

•	“Techfaith Intelligent Handset Beijing” refers to Techfaith Intelligent Handset Technology (Beijing) Limited, our wholly owned subsidiary in China;

•	“Techfaith Interactive” refers to Beijing Techfaith Interactive Internet Technology Limited, our variable interest entity in China which was consolidated into our financial statements until October 2012, when Techfaith Interactive filed for liquidation;

•	“Techfaith Shanghai” refers to Techfaith Wireless Communication Technology (Shanghai) Limited, our wholly owned subsidiary in China; and

•	“TechSoft” refers to Techfaith Software (China) Limited, a wholly owned subsidiary located in China, of Techfaith Software (China) Holding Limited, our 70.0% owned joint venture incorporated in the Cayman Islands with QUALCOMM Incorporated.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(In thousands, except number of shares and per share data)
Consolidated Statement of Comprehensive Income (Loss) Data
Net revenues	$323,800	$137,663	$120,668	$99,256	$64,609
Gross profit	85,236	31,296	17,572	9,841	6,711
Operating expenses	(50,191)	(31,098)	(21,583)	(26,229)	(18,052)
Government subsidy income	224	232	357	761	162
Other operating income (expenses)	2,824	1,124	960	24	(132)
Income (loss) from operations	38,093	1,554	(2,694)	(15,603)	(11,311)
Net income (loss)	29,810	(1,845)	(2,971)	(15,068)	(13,097)
Less: Net income (loss) attributable to noncontrolling interest	2,683	1,449	(501)	(1,637)	(292)
Net income (loss) attributable to Techfaith	$27,127	$(3,294)	$(2,470)	$(13,431)	$(12,805)
Earnings per share:
Net income (loss) per share attributable to Techfaith
— Basic	$0.03	$(0.00)	$(0.00)	$(0.02)	$(0.02)
— Diluted	$0.03	$(0.00)	$(0.00)	$(0.02)	$(0.02)
Shares used in per share computation
— Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193
— Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

	As of December 31,
	2011	2012	2013	2014	2015
	(In thousands, except number of shares)
Consolidated Balance Sheet Data
Cash and cash equivalents	$250,637	$257,950	$265,649	$170,960	$514
Accounts receivable	6,715	8,666	18,231	10,004	21,864
Inventories	7,984	7,490	13,576	10,096	3,108
Total assets	367,409	386,346	414,628	417,500	389,968
Total current liabilities	41,028	54,367	66,362	84,937	95,574
Total non-current liabilities	396	290	290	4,319	1,062
Noncontrolling interest	20,802	25,405	33,897	34,616	24,999
Total liabilities and equity	$367,409	$386,346	$414,628	$417,500	$389,968
Number of ordinary shares issued	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

The mobile communications industry and real estate industry in which we operate are characterized by rapid changes and innovations, which makes evaluating our business and prospects difficult. If we cannot successfully respond by changing our business mix, business model and products and services we sell, our business and financial results will be materially and adversely affected.

Our business model and business mix have evolved since we commenced operations in July 2002 and they may continue to change. We completed our first mobile handset design project in September 2003 to capture the increasing demand for mobile design services arising from the increasing complexity of mobile handsets and the inability of mobile phone chipset providers to provide integrated handset technology. In 2006, because of the launch of highly integrated chipsets by MediaTek, we started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers for sales to mobile handset brand owners and electronic products wholesale distributors in 2006, which represents our original designed product (“ODP”) business. With the acquisition of Citylead in 2010, we began to design our QIGI branded mobile phones and Tecface branded mobile phones. Leveraging the design capabilities and EMS suppliers from our ODP business, we began to sell mobile phones under the “17FOX” brand in 2012 and added the MOBIFOX brand in 2013. To diversify our revenue streams, we started to develop our game business in 2008. The amount and percentage of revenues we derived from each of our businesses have fluctuated over the past years, reflecting different product cycles, technology shifts, increased competition and changing customer demand. From 2015, we combine our ODP, brand name phone sale and game into one business, mobile phone business. More recently, we also began developing our real estate portfolio, which generated revenues of US$2.58 million and US$4.4 million in 2014 and 2015, respectively. We incurred a net loss attributable to our company of US$2.5 million, US$13.4 million and US$12.8 million in 2013, 2014 and 2015, respectively. As we compete in a fast pace industry, we have to change our business strategies and continually keep up with industry trends and changes, including hardware and software innovations.

As a result of the foregoing, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and prospects in the future. We may not have sufficient experience to address the risks frequently encountered by companies in the same or similar industries, including our potential inability to:

•	change our business model or product mix in time, or at all, to keep up with new industry standards, capture market trends and generate stable and growing revenues;

•	develop buildings and construct facilities in our real estate portfolio on budget and on schedule, find the appropriate tenants or buyers to lease or sell all available, unused space constructed, and withstand fluctuations in the broader property market;

•	Ensure we are able to adapt to changes in government policies and regulations on a timely basis

•	achieve and maintain our profitability and margins;

•	acquire and retain customers;

•	attract, train and retain qualified personnel; and

•	maintain adequate control over our costs and expenses.

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

The mobile handset market is characterized by rapidly changing end user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence, price erosion, intense competition, evolving industry standards such as the shift to smart phones based on the Android operating system, and wide fluctuations in product supply and demand. As the mobile handsets market evolves from third-generation to fourth-generation or from 3G to 4G, our existing and potential customers may increasingly demand more 4G and significantly fewer 3G mobile handsets. If we cannot design new mobile handset models for sale in a timely and cost-efficient manner to meet our customers’ evolving demands, our business will be materially and adversely affected. We might not be able to innovate, develop and launch our mobile products and location-based services or other services in time, or at all. In addition, we may fail to timely ramp up our new product deliveries due to a variety of factors, including failure to anticipate consumer trends and needs, insufficient or ineffective internal and external execution of our research and product development process, and inability to timely secure sufficient quantities of necessary components or software from suppliers or third parties. We cannot assure you that there will be sufficient customer demand for our current and newly developed phones in the future. Further, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality and time to completion. Our failure to meet customer demand and expectations could hurt our reputation and affect our business and cost us existing customers and negatively affect our results of operations.

In 2011 and 2012, we experienced a delay in our adoption of the Android-based smart phone operating system and shifting our smart phone focus from Microsoft Windows-based to Android-based. This delay led to the reduction of orders from our customers and adversely affected our revenues, and may have hurt our relationships with customers and reputation. In 2013, we faced intense competition in the market from existing and new players, which caused a decline in our revenue. In 2014, we continued to face tough competition and a continued shift in demand from 3G to 4G products in many of the markets we serve, causing further declines in our revenue. In 2015, our ruggedized smart devices have encountered strong competition from many copycats products from our competitors. This has negatively impacted our retail and enterprise segment. See “Item 5 Operating and Financial Review and Prospects” of this annual report. There is no assurance that we can regain our ability to generate revenues at previous levels by designing new products, including ruggedized smart devices, or that our new products will enjoy popularity in the mass markets. Additionally we cannot ensure we would be able to maintain our competitive edge in providing tailor solutions for the enterprise segment. In addition, it is unknown whether the broader market for handsets will experience a rebound in growth.

We provide certain primary types of products to our customers, including feature phones, smart Pads/Note, smart phones, other components such as printed circuit board assemblies as well as wireless software and applications. The market demand for each of our product types is subject to constantly changing customer demand and end user preferences. For example, the addressable market for feature phones may further reduce in size if the higher-end price points become dominated by more affordable smart phones, such as Android-based smart phones. In some regions, especially in Europe and China, overall market demand for feature phones has continually declined in recent years and may decline even further, which may materially and adversely affect our business.

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

We began constructing our first technological park, i.e. buildings and facilities intended for research and development as well as manufacturing purposes, in Hangzhou in 2008; since then, we have expanded our number of construction projects to include similar technological parks in Beijing in 2012 and in Shenyang in 2013. We plan to further expand our presence in the above and other cities when suitable opportunities arise. In addition, we expect to develop real estate projects in other cities, which we expect will impose significant demands on our management and other operational resources. Each of these cities has its own unique market conditions, business requirements and local regulations related to the local real estate industry. If we are unable to successfully develop and rent out buildings and facilities in these cities, our future growth may be limited and we may not generate adequate returns to cover our investments in these new cities, and our results of operations may be materially and adversely affected.

We have incurred and will continue to incur significant capital expenditures in connection with the construction of buildings and facilities, which may not prove to be a valuable investment and may have a material adverse effect on our results of operations, financial condition and growth prospects.

We commenced the construction of buildings and facilities in major cities in China with the primary purpose of developing our own smart phone manufacturing capacity and strengthening our research and development capabilities in handset design. As we now expect our current buildings and facilities to be sufficient for our own use, we now expect the buildings and facilities under construction to exceed our own need for research and development and manufacturing facilities. We now view the construction of these buildings and facilities as part of our strategy to diversify revenue streams, and expect to lease or potentially sell unused portions of our constructed buildings and facilities to third parties to generate additional revenues, but we cannot assure you that we will be successful in these revenue-generating attempts. We commenced construction projects in Hangzhou in 2008, finished the construction of the first two buildings in 2010 and the third building in 2013. We began to prepare the construction of another four buildings in Hangzhou in 2015. In addition, we commenced construction projects in Beijing in 2012. In 2015, we completed the construction of all the 16 buildings of the phrase I of our technological park in Beijing and began to apply for relevant government inspections, and commenced the construction of 6 buildings of its phase II project. Moreover, we commenced construction projects in Shenyang in 2012, and we finished the construction of two buildings in Shenyang in 2014. In 2013, 2014 and 2015, in connection with our construction projects, we incurred a total capital expenditure of US$10.5 million, US$58.6 million and US$147.8 million, respectively. We expect to continue to incur significant capital expenditures in relation to these construction projects, and expect to incur an additional total capital expenditures of US$40 million from 2016 to 2018. We also own an office building in Beijing, which we rented out in 2013, 2014 and 2015, and in 2014 we began to rent out portions our buildings in Shenyang and Hangzhou. In 2013, 2014 and 2015 we generated rental income from real estate of US$1.2 million, US$2.6 million and US$4.4 million, respectively. See “Item 4. Information on the Company—D. Property, Plants and Equipment” for details of our construction projects.

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

Substantially all of our construction projects and related renovation works are outsourced to third party contractors. The performance of our contractors may not meet our level of standards or specifications. Negligence, delay or undesirable work quality by contractors may result in defects in our buildings, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects and cause delays in the completion of our property development projects. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these provisions and, even if we are able to successfully enforce these provisions, the third party contractors may not have sufficient financial resources to compensate us for the losses we suffer as a result of their unsatisfactory or delayed performance.

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

Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. We also derive an increasing percentage of revenues from our various customers in overseas markets, including the European Union and Russia, which in total constituted 9.2%, 18.1% and 18.8% of our total revenues in 2013, 2014 and 2015, respectively. Our financial results have been, and are expected to continue to be, affected by economic conditions in the global markets and in China as well as by changes in the relevant industries in China, such as economic growth rate, labor costs, international trade disputes and territorial disputes. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy from 2012 through the present. It is unclear whether the European sovereign debt crisis will be contained, what effects it may have, and whether the Chinese economy will resume its previous high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have been concerns over unrest in the Syria, South Sudan and Libya, which have resulted in volatility in oil and other markets, and over the conflict between Ukraine and Russia. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan.

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

If any of our major customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our ODP business and brand name phone sales. Accordingly, our success depends on our customers’ success in their business. Our largest customer in 2013, 2014 and 2015 contributed approximately 10.5%, 14.2% and 15.5% of our net revenues, respectively, and our largest three customers in 2013, 2014 and 2015 contributed approximately 23.0%, 37.9% and 29.0% of our net revenues, respectively. We are not certain whether our customers will be able to achieve success in their business or how long they will remain competitive in their business even if they are initially successful. If any of our customers experiences financial difficulty or is otherwise unable to achieve success in its own business, our business and results of operations may be materially and adversely affected.

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

A supplier may fail to meet our requirements, such as, most notably, the product quality, safety, security and other standards set by us or our customers. Consequently, some of our products may be unacceptable to us and our customers. In case of issues affecting a product’s safety or regulatory compliance, we may be subjected to damages due to product liability, or defective products, components or services may need to be replaced or recalled.

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

The introduction of Google Android represents both opportunities and threats for us. Beginning in 2012, we shifted our focus from the Windows Mobile operating system to the Google Android platform. The Android operating system has been commonly adopted by most of our competitors and with less differentiation within each of their operating systems, presenting bigger challenges and tougher competition for us in this area. More cooperation with third party software developers is also required to make our products compatible with the Android operating system, which may in turn increase our research and development expenditure in this area. The availability and success of Google’s Android platform has made entry and expansion in the smart phone market easier for a number of hardware manufacturers which have chosen to join Android’s ecosystem, especially at the mid- to low- range of the smart phone market. This has increased our competition and is likely to reduce our gross margin for our mid-range smart phones.

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

Inability to obtain additional financing on commercially reasonable terms in the future may materially and adversely affect our business, results of operations and financial condition.

We believe our current cash and cash equivalents, together with our anticipated cash from operations, which includes the expected sale of developed real estate in the real estate business segment, and the financing commitment from banks, will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need to further extend our lines of credit and depend on the cash inflows from our real estate portfolio to continue our operation as a going concern, and we may require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. Our current credit arrangement with banks may not be available on commercially reasonable terms after its current term, and additional financing may not be available on commercially reasonable terms, or at all. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. To the extent that we raise additional financing by issuing equity securities or convertible debt securities, our shareholders may experience substantial dilution, and to the extent we engage in debt financing, we may become subject to restrictive covenants that could limit our flexibility in conducting future business activities. Financial institutions may request credit enhancement such as third-party guarantee and pledge of equity interest in order to extend loans to us.

Our ability to obtain additional financing on acceptable terms is subject to a variety of uncertainties, including:

•	PRC governmental policies relating to bank loans and other credit facilities;

•	economic, political and other conditions in China;

•	investors’ perception of, and demand for, securities of online retail companies;

•	conditions of the United States and other capital markets in which we may seek to raise funds; and

•	our future results of operations, financial condition and cash flows.

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

Our future success depends heavily upon the continued services of our senior executives, especially our Chairman and Mr. Defu Dong and our Chief Executive Officer Mr. Deyong Dong. We rely on the experience of our senior executives in mobile handset design and our manufacturing, business operations and selling and marketing and also depend on their relationships with our customers. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on the effectiveness of such company’s internal control over financial reporting in its annual report. Our management concluded that our internal control over financial reporting was effective as of December 31, 2015, as reported under criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. However, as a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. We cannot assure you that we will be able to maintain the effectiveness of our internal control over financial reporting on a continuing basis in the future, or that our management’s assessment of the effectiveness of our internal control is accurate or will not be challenged. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent or detect fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development through its industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

Under the EIT Law and relevant implementing rules, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementing rules of the EIT Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. The guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident is set forth in a notice and a bulletin issued by the PRC State Administration of Taxation, or SAT, in 2009 and 2011, respectively. The notice and the bulletin apply to a Chinese-controlled offshore incorporated enterprise, which is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. See “Item 4. Information on the Company — B. Business Overview — Regulation — Tax.” Based on our analysis of the current facts, we believe that our company and our overseas subsidiaries should not be treated as resident enterprises for PRC tax purposes. However, it continues to be unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2013, 2014 and 2015, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that our company or our overseas subsidiaries should be treated as a “resident enterprise” for PRC tax purposes after January 1, 2008, the effective date of the EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, but will exclude any dividend income we receive from our domestic subsidiaries, which are exempted taxable income under the EIT Law. If we and our overseas subsidiaries are treated as “resident enterprises” and are required to pay income tax for dividends paid to our offshore subsidiaries which are not treated as “resident enterprises,” it will materially and adversely affect our financial condition and results of operations.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably.. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or SAFE Circular 13, which cancelled the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investment as well as overseas direct investments, and delegated the power to the qualified banks that directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches. SAFE Circular 13 took effect on June 1, 2015.

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

In January 2015, MOFCOM published a draft of the proposed Foreign Investment Law. If the Draft Foreign Investment Law were enacted, it would replace the existing laws regulating foreign investment in China and harmonize the regulations governing both foreign invested enterprises and PRC domestic entities. However, foreign invested enterprises that operate in industries deemed to be either “restricted” or “prohibited” in a “negative list” will be subject to entry clearance and other approvals not required for PRC domestic entities unless such foreign invested enterprises can demonstrate that the ultimate controlling person(s) is/are of PRC nationality (either PRC citizen, or PRC government and its branches or agencies). Because the negative list has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment. The entry clearance and approvals could prevent certain foreign invested enterprises that operate in industries on the negative list from continuing to conduct their operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Such uncertainties, including uncertainty over the scope and effect of our structure, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The laws and regulations governing internet-related businesses in China are developing and subject to future changes. If we or any of our PRC operating subsidiaries fail to obtain or maintain all applicable permits and approvals, our business and operations may be materially and adversely affected.

All internet-related businesses in China are highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry including foreign ownership of and licensing and permit requirements pertaining to companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. In addition, new laws and regulations may be adopted in the future to address new issues that arise from time to time, such as online advertising and other use of the internet in our operation. Also, different regulatory authorities may have different views regarding the licensing requirements for the operation of any internet related businesses. Our subsidiaries are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including but not limited to the ICP license. Furthermore, our subsidiaries may be required to obtain additional licenses. If any of them fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net sales, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated PRC entities will materially and adversely affect our business, financial condition and results of operations. While we believe that we are in material compliance with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found to be in violation of any current or future PRC laws and regulations in the future.

Additional government regulations resulting from negative publicity in China regarding internet-related aspects of our business or otherwise may have a material adverse effect on our business, financial condition and results of operations.

We are required by PRC regulations to expand our business scope in order to operate our real estate business. Failure to do so may subject us to fines or other legal sanctions.

In accordance with the Notice on Further Strengthening and Regulating the Examination, Approval and Supervision of Foreign Direct Investment in Real Estate Industry, or Circular No. 50, where a well-established foreign-funded enterprise intends to add some new land development or operation business, it shall extend its business scope or enlarge its business scale according to the relevant laws and regulations governing foreign investment. As we have entered into the real estate industry, we have to follow the Circular No. 50 and relevant laws and regulations to add real estate leasing and selling to our business scope. If we fail to expand our business scope or obtain relevant approvals by competent authorities, we may be subject to fines or other legal sanctions.

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

If our independent registered public accounting firm ceases to be subject to inspections by the Public Company Accounting Oversight Board, or PCAOB, our investors may be deprived of the benefits of such inspections.

Our current independent registered public accounting firm that issued the audit report included in our annual report filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our previous auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our previous auditor is not currently inspected by the PCAOB. While our current independent registered public accounting firm, Friedman LLP, is subject to PCAOB inspections, we cannot assure you that the firm will continue to be subject to such inspections in the future if there is a change in relevant rules and regulations.

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

If our current independent registered public accounting firm became not subject to PCAOB inspection in the future, it will be more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors that are subject to PCAOB inspections. Investors may then lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

As of March 31, 2016 our directors and management collectively beneficially owns approximately 34.1% of our outstanding shares. They and the other shareholders with registration rights may cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

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

As of March 31, 2016, our directors and executive officers as a group beneficially own 33.4% ordinary shares of our company; Mr. Defu Dong, our Chairman, beneficially owns almost all of such ordinary shares and has the power to vote on behalf of the record holders of these shares over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

A non-U.S. corporation will be classified as a “passive foreign investment company,” (or a “PFIC”) for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the average quarterly value of its assets (as generally determined on that basis of fair market value) during such year produce or are held for the production of passive income. Based on the market price of our ADSs and the composition of our income and our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in the foreseeable future. However, because the determination of whether or not we will be or become a PFIC depends on the composition of our income and our assets and the market price of our ADSs, no assurance can be given that we will not be classified as a PFIC for any taxable year. In addition, as previously disclosed, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for prior taxable years. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information — E. Taxation — United States Federal Income Taxation) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become classified as a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal income tax considerations related to holding and disposing of ADSs or ordinary shares (including, to the extent an election is available, making a “mark-to-market” election to avoid owning PFIC-Tainted Shares and the unavailability of an election to treat us as a qualified electing fund). See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4. Information on the Company

A. History and Development of the Company

We commenced operations in July 2002 through Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, a limited liability company established in China. We incorporated China Techfaith Wireless Communication Technology Limited on June 25, 2004, under the Companies Law, as amended from time to time, of the Cayman Islands. As part of a restructuring in anticipation of our initial public offering, China Techfaith Wireless Communication Technology Limited became our ultimate holding company in November 2004. In May 2005, we completed the initial public offering of ADSs representing our ordinary shares and listed the ADSs on the NASDAQ Global Market.

On February 10, 2010, we acquired Citylead and its subsidiaries, and as part of the same transaction obtained control over Citylead’s variable interest entity, QIGI Technology, a domestic brand mobile phone company. However, due to the continuing declined revenue from brand name phone sales and almost no operations had been conducted in Citylead and its subsidiaries in recent years, we sold Citylead and its subsidiaries to an unrelated third party in June 2015 and QIGI Technology ceased to be our variable interest entity at the same time.

In September 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and Beijing E-town International Investment and Development Co., Ltd., or BEIID, established a joint venture, Tecface Communication Equipment (Beijing) Ltd., which engages in developing a 10 million-unit capacity smart phone production line in Beijing. Techfaith Hangzhou and Techfaith Intelligent Handset Beijing respectively held 49% and 11% of the equity interest of Tecface Communication Equipment Beijing, and BEIID held the remaining 40% share equity of this entity. In October 2015, BEIID withdrew RMB50 million (US$8.1 million) from this joint venture, and consequently its equity interest in the joint venture dropped to 28.1%. Techfaith Hangzhou and Techfaith Intelligent Handset Beijing jointly hold 71.9% of the equity interest of this joint venture currently.

In December 2011, we received approval from the Shenyang Government for the acquisition of approximately 11.5 acres in Shenyang City’s Shenbei New District. The land contract was valued at approximately RMB14.4 million and the new facility is part of a broader collaborative effort between us and the Shenyang High and New Investment Co. Limited, or Shenyang Investment, and the subsidiary of PuHe New Town Administration Committee, or PuHe, to establish a major subsidiary, 17FOXSY. 17FOXSY is currently 16.7% owned by Shenyang Investment and 83.3% owned by us. As part of this investment project, we have committed to contribute approximately RMB200.0 million (US$32.1 million) and Shenyang Investment has committed to contribute approximately RMB40.0 million (US$6.4 million) in the subsidiary development project and to provide up to RMB10.0 million (US$1.6 million) to our company as an investment incentive. As of December 31, 2015, 17FOXSY has received RMB200.0 million (US$32.1 million) from us and RMB40.0 million (US$6.4 million) in capital from Shenyang Investment.

As part of our growth strategies, we began to buy office building and acquire land use right since 2006. In 2006, we bought a 6-floor building in Beijing to build our R&D center. We began constructing our first technological park, i.e. buildings and facilities intended for research and development as well as manufacturing purposes, in Hangzhou in 2008; since then, we have expanded our number of construction projects to include similar technological parks in Beijing in 2012 and in Shenyang in 2013. Our capital expenditures mainly relate to our construction of office buildings and plants. Our capital expenditures amounted to US$19.4 million, US$96.5 million and US$153.7 million in 2013, 2014 and 2015, respectively. We began to lease or sell the buildings and facilities we have constructed to the extent we do not utilize them ourselves since 2010.

Our principal executive offices are located at Tower D, Mfox Plaza, Ke Chuang 12th Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 101111, the People’s Republic of China. Our telephone number at this address is +86 10 5822-8888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the U.S. is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

We are a developer, owner and operator of commercial real estate properties across China as well as China-based mobile solutions provider for the global mobile handsets market, with a focus on the original design and development of specialized mobile handsets under our customer’s brands and our own brands for consumers and enterprises, and the sales of finished products to our local and international customers. Our current market includes, among others, the rapidly growing smart phone market targeting 3G and 4G mobile phone network operators, enterprise clients and end users. As part of our growth strategy, we started to develop office space that can serve as anchor bases in areas with developing economies, which we believe meets the needs of both established businesses and innovative start-up companies in China.

Our business mainly comprises the following two areas in term of revenue contribution: (1) mobile phone business and (2) real estate business. Revenues generated from mobile phone business accounted for approximately 99.0%, 97.4% and 93.2% of our total revenues in 2013, 2014 and 2015, respectively. Revenues generated from our rental business accounted for approximately 1%, 2.6%, and 6.8% of our total revenues in 2013, 2014 and 2015, respectively.

Geographically, revenues generated from PRC domestic customers accounted for approximately 90.8%, 81.9% and 81.2% of our total revenues in 2013, 2014 and 2015, respectively. Revenues generated from overseas customers accounted for 9.2%, 18.1% and 18.8% of our total revenues in 2013, 2014 and 2015, respectively.

Our net revenue decreased by 34.9% from US$99.3 million in 2014 to US$64.6 million in 2015, primarily due to declines in revenues from our mobile phone business.

We have built a sizeable real estate portfolio and are currently investing in the construction of buildings and facilities which we expect to lease or sell at a later date. For details on the buildings and facilities, see “—D. Property, Plants and Equipment.”

Products and Services

Mobile phone business

Original Design Products (ODP)

We entered into the ODP business in 2006, leveraging on our previous experience as an independent design house, and we have been involved in the mass production phase of the product cycle since then. We provide certain primary types of products to our customers: feature phones, smart phones, wireless modules and data cards, other components such as printed circuit board assemblies as well as wireless software and applications. We do not have our own production facilities, but outsource such production to EMS providers.

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

Brand Name Phone Sales

We started our brand name phone sales business in February 2010 with the QIGI brand. In 2011 we introduced the Tecface brand. In 2012, we began to sell mobile phones under our “17FOX” brand. In 2013, we promoted our new brand “MOBIFOX.” We emphasized the brands of our mobile handset products because self-owned branded products offered a higher profit margin compared with mobile handsets we sold for our ODP business. We disposed the QIGI brand in 2015 due to declining revenues.

Game Business

We had provided motion game devices during 2009 and 2014. They were designed by Techfaith and manufactured by our EMS providers, to our customers. We also used to provide mobile phone game related services to brand mobile phone manufacturers. The game business is intensely competitive, revenue from our game business dramatically declined in 2014. In 2015, we reallocated our resource from game business back to mobile phone business.

Real estate business

As part of our growth strategies, we entered into real estate business and began to buy office building and acquire land use right since 2006. We began to lease or sell the buildings and facilities we have constructed to the extent we do not utilize them ourselves since 2010.

In 2006, we bought a 6-floor building of about 24,700 square meters in Jiuxianqiao, Chaoyang District, Beijing to build our R&D center. After our Beijing office moved in 2009, we began to rent or sell part of this 6-floor building. We entered into an agreement with Guanghuan Xinwang Co Limited (“Guanghuanxinwang”) for the sale of the fourth floor in May 2014, and entered into another agreement with Guanghuanxinwang for the sale of another three floors in 2014. Those two transactions were not completed and those four floors were classified as assets held for sale as of December 31, 2015.

We acquired the land use right of about 50,000 square meters in Hangzhou in 2007, with a plan to construct seven buildings in the area. Three buildings have been completed and all units have been rented out, and we began to prepare the construction of another four buildings in 2015.

In August 2011, we acquired land use rights in Beijing comprising 139,650 square meters. The construction of our facilities in Beijing is divided into two phases. We have completed the construction of 16 buildings of its phase I in 2015, and expect to receive permits from local government to rent them out in 2016. We also commenced the construction of six buildings of phase II stage during 2015.

We also began constructing facilities in Shenyang, after acquiring land use rights to a piece of land of about 46,717 square meters in November 2011. In 2014, we completed the construction of two buildings in Shenyang and rented them out.

For more details regarding our investments in real estate, see “—D. Property, Plants and Equipment.”

Raw materials

Mobile phone sales business

Raw materials to manufacture a smart mobile phone include MediaTek processor, RAM (Random Access Memory), ROM (Read Only Memory), battery, camera and Corning Gorilla Glass LCD. For RAM & ROM, we are sourcing from various branders such as Scandisk, Hynix, Micron and Samsung.

We usually procure these components directly from factory sources or through authorized agents. The prices of these components are likely to fluctuate, but generally decline over long term or due to technology innovation. In special scenario, however, component price may also go up. For example, a fire in a major RAM manufacturer caused RAM price to spike in late 2013 and early 2014.

Real estate business

Real estate development is a multifaceted business process, encompassing activities that range from construction, renovation and re-lease of existing buildings to purchase of raw land and the sale of existing buildings. We acquire land use right, finance real estate deals, build projects, create, imagine, control and orchestrate the process of development from the beginning to end. Typically, we purchase a land use right, determine the marketing of the property, develop the building program and design, obtain the necessary governmental approvals and financing, build the structures, rent out, manage, and ultimately lease or sell the property along the whole process. We work with many different counterparts along each step of this process, including architects, city planners, engineers, surveyors, inspectors, contractors, leasing agents, among others. We are exposed to many different types of elements such as land use rights price, construction raw materials, including steel, concrete, glass, cement. Any fluctuation in prices of the above may have an impact on our real estate business.

Customers

Mobile phone business

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

A small number of customers have historically accounted for a significant portion of our net revenue. In 2013, 2014 and 2015, our largest three customers collectively accounted for approximately 23.0%, 37.9% and 28.9% of our net revenues, respectively.

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

Real estate business

Our client in Shenyang Tech Park is an anchor tenant leasing the whole park for its electronics manufacturing business and as workers dormitory. Our tenants in Hangzhou Tech Park are mostly Small Medium Enterprises in various industries and tenants in Beijing Jiu Xian Qiao are mostly Small Medium Enterprises focus on technology sector.

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

For our real estate business, we market our additional space through our own internal team and external co-operation. Our internal team advertises through channels such as offline/online channels including printed media advertising and advertising on various real estate related websites. External co-operation works with real property agents, middleman and government agencies who will recommend clients and suitable business to our tech parks.

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

As of December 31, 2015, our research and development staff and supportive function consisted of 57 engineers, representing approximately 42.2% of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry. For the years ended December 31, 2013, 2014 and 2015, we had research and development expenses of US$8.3 million, US$7.2 million and US$8.0 million, respectively.

Intellectual Property

As of December 31, 2015, we had 34 patents and have submitted 56 patent applications which are all in the process of examination by the State Intellectual Property Office of China. We also rely on third-party licensors for design cell phone and module card technologies and other technologies embedded in our designs. These licenses are typically non-exclusive and royalty-accruing. If we are unable to continue to have access to these licensed technologies, our success could be adversely affected. In addition, we rely on commercially available third-party software applications in carrying on our business operations. We generally obtain these software applications from retail outlets or through third-party vendors which bundle them together with PCs and servers purchased by us. We make efforts to ensure that we have proper licenses for software applications used by us, including those provided by third-party vendors.

Seasonality

Historically our operating results are the weakest in the first quarter of each year, caused by long Chinese New Year holidays in the first quarter of the year, and the strongest in the fourth quarter of the year, led by traditionally bigger shipments for Christmas and New Year orders.

Competition

The mobile handset market and the game industry are intensely competitive and highly fragmented. We face current and potential future competition from established mobile device manufacturers. These include original design manufacturers, such as Sim Technology Group Limited, BYD Electronics Limited, Longcheer Holdings Limited and Seal Technologies Limited, which compete with our product sales business by offering their own production services to brand name owners. These original design manufacturers may also compete with us in the mobile handset design business as they may be in a position to design mobile handsets on their own. We also face worldwide competition from in-house design teams of original equipment manufacturers. We face competition from other existing brand mobile phone companies such as Apple, Samsung, ZTE, Huawei, Lenovo and Xiaomi in our branded mobile phone business segment. In addition, new players may enter the independent mobile handset production and design market in the near future. In the real estate business, we face competition from bigger players such as Wanda Group, Capital Land, R&F Properties, Soho China, among others.

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

The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties resides within China. On April 22, 2009, the SAT further issued Circular 82, which sets out detailed rules for determining whether a Chinese-controlled offshore incorporated enterprise is a tax resident of China, describes the tax implications of such an enterprise being regarded as a tax resident, and sets out the procedures for an assessment of residence status by the relevant local tax bureau. In addition, the SAT issued a bulletin on July 27, 2011, later amended on June 1, 2015, or Bulletin 45, to provide more guidance on the implementation of the above Circular 82, effective from September 1, 2011. Bulletin 45 made clarifications in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specified that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the China-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in Circular 82 and administration clarification made in the Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Pursuant to this notice, we do not believe that the legal entities of our group organized outside China would be considered China tax residents for EIT Law purposes. In addition, in February 2015, the SAT issued the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purposes and the legal requirements for the voluntary reporting procedures and filing materials in cases of indirect property transfer. SAT Circular 7 has listed several factors to take into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised, directly or indirectly, of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price. If the withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither the withholding agent nor the transferor complies with the obligations under SAT Circular 7, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

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

Aggregate undistributed earnings of our subsidiaries located in the PRC that are taxable upon distribution to us of approximately US$187.0 million and US$164.7 as of December 31, 2014 and 2015, respectively, are considered to be indefinitely reinvested, because we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2015. If we were to distribute such unremitted earnings, we will be subject to dividend withholding taxes of approximately US$10.3 million.

We sell a significant portion of wireless modules and smart phones from our Hong Kong subsidiary, and currently the statutory income tax rate in Hong Kong is 16.5%. The Inland Revenue Department of Hong Kong approved our Hong Kong subsidiary to be effectively exempt from income tax in Hong Kong. No provision for Hong Kong profits tax was made for the years ended December 31, 2013, 2014 and 2015 on the basis that Techfaith Intelligent Handset Technology (Hong Kong) Limited did not have any assessable profits arising in or derived from Hong Kong for the years.

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

On March 23, 2016, the Ministry of Finance, or MOF, and the SAT jointly issued Caishui [2016] No. 36 (Circular 36) which provides the detailed implementation guidance on the further rollout of the VAT reform to sectors such as construction, real estate, financial services and lifestyle services, as well as modifications to the current VAT rules for transportation services, modern services, postal and telecommunication services. Circular 36 takes effect from 1 May 2016, superseding Caishui [2013] No. 106 (Circular 106). From May 1, 2016, VAT will replace Business Tax to cover all the sectors that used to fall under the Business Tax regime including the real estate sector whereby the sale of real estate, and land use rights, are subject to VAT at 11%. General VAT taxpayers may opt for the general taxation method (11% VAT rate) or simplified taxation method (5% VAT rate) when selling Old Real Estate Project (OREP) or Old Real Estate (ORE). From May 1, 2016, VAT rate applicable to leasing of real estate will be 11%. General VAT taxpayers engaged in operating lease of ORE may opt for general taxation method (11% VAT rate) or simplified taxation method (5% VAT rate).

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, to expand the reform nationwide. Circular 19 allows foreign-invested enterprises generally to decide when to exchange into RMB their foreign exchange denominated paid-in capital, but only up to a maximum percentage specified by SAFE. The maximum percentage specified by SAFE is currently 100%, but SAFE may choose to adjust the permitted level at any time. The use of any such RMB funds by foreign-invested enterprises is also subject to review and approval by SAFE or local SAFE branches or designated banks. Circular 19 further provides that any such RMB funds of a foreign-invested enterprise may not be used for any purpose outside of the entity’s business scope or if such use would violate the laws and regulations of the PRC. For example, such RMB funds may not be used for the making of RMB-denominated entrusted loans that are not within the enterprise’s business scope, for the repayment of inter-enterprise loans (including third party advances), or for the purpose of relending to third parties RMB-denominated bank loans made to the enterprise. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, extending entrusted loans or paying off loans extended or assumed by other companies.

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

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign-owned enterprises and the Chinese-foreign equity joint ventures include the Wholly Foreign-owned Enterprise Law (1986), as amended in 2000, the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended in 2001 and 2014, the Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended in 1990 and 2001, and the Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended in 1986, 1987, 2001 and 2014.

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

Patent

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. As of December 31, 2015, we had 34 patents and have submitted 56 patent applications which are all in the process of examination by the State Intellectual Property Office.

Real Estate

Regulations on Land

The Law of the PRC on Land Administration, promulgated on June 25, 1986 and amended on August 28, 2004, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned, and all land in the rural areas of a city or town and all rural land, unless otherwise specified by law, are collectively-owned. Although all land in the PRC is owned by the governments or by the collectives, private individuals and businesses are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the use purpose of the land. These rights to use land are termed land use rights.

Under the Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Right to the Use of the State-owned Land in the Urban Areas, promulgated on and effective as of May 19, 1990, enterprises, companies and other organizations which intend to hold, lease and develop the land, or Land Users, pay a premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage or otherwise commercially exploit the land use rights within such terms of use. The land administration authority enters into a contract with the Land User for grant of the land use rights. The Land User pays the grant premium as stipulated in the grant contract. After paying the grant premium in full, the Land User registers with the land administration authority and obtains a land use rights certificate. The certificate evidences the acquisition of the land use rights.

The Property Law of the PRC, or the Property Law, promulgated on March 16, 2007 and effective as of October 1, 2007, further clarified land use rights in the PRC that the construction of buildings must abide by relevant laws and regulations with regard to the construction planning and where the land use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modification registration must be filed with the registration department.

Regulations on Foreign-Invested Real Estate Enterprise

Under Catalogue 2015, the development of tracts of land, the construction and operation of high-end hotels, office buildings, international conference centers, and real estate intermediary/agency business have been removed from the category under which foreign investment is restricted, with the construction and operation of large-scale scheme parks remaining in the category. The construction and operation of golf courses and villas falls within the category under which foreign investment is prohibited. The development and construction of ordinary residential properties, together with other types of real estate-related business, are not specifically mentioned in the Catalogue, this means that they continue to be permitted by the MOFCOM and the National Development and Reform Commission, or NDRC.

The Ministry of Housing and Urban-Rural Development, or MOHURD, the MOFCOM, the NDRC, the People’s Bank of China, or PBOC, the State Administration for Industry & Commerce of the People’s Republic of China, or SAIC and the SAFE jointly promulgated the Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on July 11, 2006, which may impact foreign investment in the real estate industry in the following areas:

•	A foreign-invested real estate enterprise, or FIREE, with total investments equating to or exceeding US$10 million to have a registered capital consisting of no less than 50% of its total amount of investment. FIREEs with total investments below US$10 million must have a registered capital in amounts pursuant to and consistent with existing regulations;

•	Upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of its existing Foreign-Invested Enterprises Approval Certificate, or FIEAC, and the Business License, with the same validity period as that of such land use rights certificate; following which, the FIREE may apply to the tax administration for tax registration purposes; and

•	FIREEs which have not paid up their registered capital fully, or have failed to obtain a land use rights certificate, or which have under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments will not approve any settlement of foreign loans by such enterprises.

On May 23, 2007, the MOFCOM and the SAFE issued Circular No. 50. Some of the key developments in this area are as follows:

•	Prior to establishing a FIREE, foreign investors are required to obtain land use rights or the ownership of a real estate project, or the investor should have entered into an indicative land grant contract or indicative project purchase agreement with the land administrative department, developer of the land or owner of the property;

•	The practice of allowing foreign investors taking over local project companies by way of roundtrip investment is strictly controlled; and

•	Where a well-established foreign-funded enterprise intends to add some new land development or operation business or where a foreign-funded real estate enterprise intends to engage in a new project of real estate development and operation, it shall apply to the examining and approving organ for extending its business scope or enlarging its business scale in accordance with the relevant laws and regulations governing foreign investment.

Regulations on Qualifications of Developer

Under the Rules on the Administration of Qualifications of Real Estate Developers promulgated on March 29, 2000 by the MOHURD and amended on May 4, 2015, a developer must apply for registration of its qualifications. An enterprise may not engage in the development and sale of real estate without a qualification classification certificate for real estate development. In accordance with the above rules, developers are classified into four classes: class I, class II, class III and class IV. A developer that passes the qualification examination will be issued a qualification certificate of the relevant class by the relevant construction authority. A developer of any qualification classification may only engage in the development and sale of real estate within its approved scope of business and may not engage in business of another classification.

Regulations on Development of a Real Estate Project

Under the Urban Real Estate Law, promulgated on January 1, 1995 and amended on August 30, 2007, those who have obtained the land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the land use rights grant. According to the Measures on Disposing Idle Land promulgated by the MLR on April 28, 1999 and amended on May 22, 2012, with regards to the land for a real estate project which is obtained by grant and is within the scope of city planning, if the construction work has not been commenced within one year upon the commencement date as set forth in the land use rights grant contract, or the construction and development has been started but the area of land that is under construction and development is less than one third of the total area of land that should have been under construction and development, or the invested amount is less than 25% of the total investment, and the construction and development of which has been suspended for more than one year, a surcharge on idle land equivalent to 20% of the grant premium may be levied; if the construction work has not been commenced within two years, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

The Law of the PRC on Urban and Rural Planning, promulgated on October 28, 2007 and amended on April 24, 2015, provides that a developer who has obtained land use rights by grant must, after obtaining approval for a construction project and signing a land use rights grant contract, apply to the city planning authority for the Permit for Construction Site Planning. It further provides that a developer who has a proposed construction project within the planning area of a city or town must, after obtaining a Permit for Construction Site Planning, prepare the necessary planning and design work, and submit the detailed planning and design report, together with the land use rights certificate, to the city planning authority or the town government designated by the provincial government, and apply for the Permit for Construction Work Planning. In addition, construction projects shall be delivered for use only after passing the inspection and acceptance examinations under the Construction Law of the PRC which was promulgated on November 1, 1997 and amended on April 22, 2011.

Regulations on Sale of Commodity Properties

Under the Measures for Administration of Sale of Commodity Properties promulgated by the MOHURD on April 4, 2001, the sale of commodity properties can include both pre-completion and post-completion sales. In accordance with the Measures for the Administration of Pre-completion Sale of Urban Commodity Properties, or Pre-completion Sale Measures, promulgated in November 1994 by the MOHURD and amended on July 20, 2004, a developer intending to sell a commodity building before its construction work’s completion must attend to the necessary pre-completion sale registration with the real estate administration authority of the relevant city or county to obtain a Permit for Pre-completion Sale of Commodity Properties. The Pre-completion Sale Measures also provide that the proceeds obtained by a real estate developer from the advance sale of commodity properties must be used for the construction of the relevant projects. The specific measures for the supervision of proceeds from the pre-sale of commodity properties are formulated by the real estate administration authorities. In accordance with the Measures for Administration of Sale of Commodity Properties, commodity properties may be put up for post-completion sale only when certain preconditions for such sale have been satisfied. Prior to a post-completion sale of a commodity property, a real estate developer is required to submit the Real Estate Development Project Manual and other documents showing that the preconditions for a post-completion sale have been fulfilled to the real estate development authority.

Regulations on Transfer, Mortgage and Lease

According to the Urban Real Estate Law and the Measures for Building Registration promulgated on February 15, 2008 by the MOHURD, a real estate owner may sell, bequeath or otherwise legally transfer real estate to another person or legal entity. When transferring a building, the ownership of the building and the land use rights to the site on which the building is situated are transferred as well. The parties to a transfer must enter into a real estate transfer contract in writing and register the transfer with the building registration authority after the execution of the transfer contract. Where the land use rights were originally obtained by grant, the real property may only be transferred if:

•	the grant premium has been paid in full for the grant of the land use rights as provided by the grant contract and a land use rights certificate has been obtained; and

•	the investment and development have been done in accordance with the provisions prescribed by the contract for the lease; for housing construction projects, 25 percent of the total investment has gone through; for development of large tracts of land, land has been available for the construction of industrial or other projects.

•	When a real estate is transferred with a finished building, title certificate for the building is also needed.

Under the Urban Real Estate Law, the Property Law, and the Measures on the Administration of Mortgage of Buildings in Urban Areas promulgated by the MOHURD on May 9, 1997, and amended on August 15, 2001, when a mortgage is created on the ownership of a building on state-owned land legally obtained, a mortgage will be simultaneously created on the land use rights of the land on which the building is erected. The mortgager and the mortgagee sign a mortgage contract in writing. Within 30 days after a real estate mortgage contract has been signed, the parties to the mortgage must register the mortgage with the real estate administration authority in the city where the real estate is situated. A real estate mortgage contract will become effective on the date of registration of the mortgage. If a mortgage is created on the property placed on pre-sale or which is still undergoing construction, the registration authority will, when registering the mortgage, record such details on the mortgage contract. If the construction of the property is completed during the term of a mortgage, the parties involved will have to re-register the mortgage after the issuance of the relevant certificates evidencing the rights and ownership to the real estate.

Under the Urban Real Estate Law and the Measures for Administration of Leases of Commodity Properties promulgated by the MOHURD on December 1, 2010 and effective as of February 1, 2011, the parties to a lease of a building are required to enter into a lease contract in writing. When a lease contract is signed, amended or terminated, the parties must register the details with the real estate administration authority in which the building is situated.

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Project promulgated by the State Council on November 29, 1998, each construction project is subject to an environmental impact assessment by the relevant authorities. According to the regulation, a developer is required to submit an environmental impact report, or an environmental impact report form, or an environmental impact registration form (as the case may be) to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, the developers are required to apply to the relevant environmental protection administrations for final acceptance examination in respect of any ancillary environmental protection facilities. Construction projects are approved for use after passing the said acceptance examination. The Environmental Impact Assessment Law, promulgated on October 28, 2002, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project may not approve construction on the project, and the construction work unit may not commence work.

C. Organizational Structure

The following chart illustrates our corporate structure, our equity interest in each of our principal operating subsidiaries as of the date of this annual report:

Note:

(1)	Billion Team Asia Limited is an affiliate entity of D Magic Mobile (Shanghai) Incorporation.

We conduct substantially all of our operations through the following subsidiaries in China:

•	Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, which primarily designs GSM-based mobile handsets;

•	One Net Entertainment Limited, formerly known as Techfaith Interactive Technology (Beijing) Limited which primarily designs games;

•	Techfaith Wireless Communication Technology (Shanghai) Limited, which primarily designs CDMA mobile handsets using technology licensed from QUALCOMM;

•	Techfaith Intelligent Handset Technology (Beijing) Limited, or Techfaith Intelligent Handset Beijing, which focuses on smart phones and related products;

•	Techfaith Wireless Communication Technology (Hangzhou) Limited, or Techfaith Hangzhou, which focuses on handsets and smart phones sales;

•	Techfaith Intelligent Handset Technology (Hong Kong) Limited, which focuses on smart phones and handsets sales;

•	Tecface Communication Technology (Beijing) Limited, formerly known as STEP Technologies (Beijing) Co., Limited, which focuses on smart phones under the 17FOX and MOBIFOX brands; and

•	17fox Technology (Shenyang) Co. Limited, or 17FOXSY, formerly known as Tecface International Mobile (Shenyang) Co., Limited, our 83.3% owned subsidiary in China, which focuses on smart phones and handsets sales.

Except for TechSoft, One Net, Glomate, Tecface Communication Equipment Beijing and 17FOXSY, all of our subsidiaries in China are wholly owned. TechSoft is wholly owned by a Cayman Islands holding company, which is a joint venture that is 70%-owned by us and 30%-owned by QUALCOMM. Infiniti Capital Limited, IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investor II L.P own 23.4%, 8.1% and 0.7% of One Net, respectively. Glomate is a subsidiary that is 51%-owned by us and 49%-owned by Billion Team Asia Limited, an affiliate of D Magic Mobile. BEIID owns 28.1% of Tecface Communication Equipment Beijing, and Shenyang Investment owns 16.7% of 17FOXSY.

In 2014, we set up two new wholly owned subsidiaries in China, Haihu Intelligent Technology (Shanghai) Limited and Beijing Yaxunxinwang Technology Limited, in order to facilitate certain real estate projects.

In 2015, we sold Citylead, its subsidiaries and variable interest entity QIGI Technology in June 2015 to a third party unaffiliated to us for a consideration of US$21.4 million.

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our variable interest entity in China.

Contractual Arrangements with QIGI Technology and its Shareholders

We sold QIGI Technology, our then variable interest entity has been sold by us in June 2015. The series of contractual arrangements, including but not limited to equity pledge agreement, exclusive option agreement, power of attorney and exclusive business cooperation agreement that we entered into with QIGI Technology and the nominee shareholders of QIGI Technology have been terminated and become null and void.

D. Property, Plants and Equipment

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

As part of our expansion strategy, we acquired land use rights and began constructing buildings and facilities in Hangzhou, Beijing and Shenyang of China. These buildings and facilities are designed for research and development purposes as well as for establishing internal manufacturing capabilities. Since then, we have shifted our strategy to use the construction of these buildings and facilities to help diversify revenue streams—as we now believe that our current premises and facilities are more than sufficient to accommodate our existing production capacity needs, we currently plan to lease or sell the unused portions of these buildings and facilities once construction stage is completed. Thus, our real estate portfolio now forms part of our strategy to diversify revenue streams. See “Item 4. Information on the Company—B. Business Overview.”

As of December 31, 2015, we had invested approximately US$105.6 million in the construction of our facilities in Hangzhou. We have completed the construction of three buildings with a total area of 43,398 square meters and they have been all rented out. In addition, we are constructing another four buildings in Hangzhou. The capital expenditure in connection with the facilities in Hangzhou is expected to be US$5 million in aggregate in the next three years.

In August 2011, our subsidiary, Techfaith Intelligent Handset Beijing, acquired land use rights for our then newly established subsidiary, Tecface Communication Equipment Beijing. The acquired land use rights relate to a piece of land in Beijing comprising 139,650 square meters. The construction of our facilities in Beijing is divided into two phases. We commenced the Phase I construction of 16 buildings with a total area of about 73,000 square meters in March 2012 which was completed in 2015. We expect to complete the relevant government inspections and receive premises permits necessary for the occupation of the buildings from the relevant local government departments in 2016. Additionally, we also commenced the construction of another six buildings of phase II stage, out of 16 buildings in total, in 2015. We have invested US144.0 million in construction fees for our Beijing project as of December 31, 2015. We currently estimate the total capital expenditure in connection with Phase I and Phase II to be US$25 million over the next three years.

In November 2011, our subsidiary, 17FOXSY, acquired land use rights to a piece of land comprising 46,717 square meters in Shenyang, China, for the establishment of an integrated research and development, sales and distribution center. In mid-2012, we commenced the Phase I construction of two buildings with an area of 10,270 square meters, which was completed in 2014. As of December 31, 2015, we had invested US$38.5 in construction fees in Shenyang project. Under our current construction plan, there are buildings of approximately 40,966 square meters to be built in Shenyang. The capital expenditure in connection with the facilities in Shenyang is expected to be US$10.0 million over the next three years.

We currently plan to fund these expenditures with our cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities, as well as long-term loans. In January 2014, 17FOXSY, one of our subsidiaries, borrowed a bank loan of RMB 30 million with a term of three years to fund the construction of new buildings in Shenyang and purchase related equipment and machineries. We repaid RMB 5 million and RMB 10 million (US$1.6 million) of the bank loan in 2014 and 2015, respectively.

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

A. Operating Results

For the years ended December 2013 and 2014, we operated businesses in three revenue-contributing segments: (1) ODP products, (2) brand name phone sales, and (3) game business. Since 2015 we re-categorized our revenue-contributing segments into (1) mobile phone business and (2) real estate business given the rising importance of real estate business for us, and due to the winding down of our game business and combining the ODP and branded mobile phone business into one single mobile phone business.

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

We may not be able to invest adequate resources to compete in the aforementioned strategic areas, which may, in the future, prove a competitive disadvantage for us. If we fail in these aspects of our strategy, we may not realize a return on our investments or may incur continued operating losses and experience impaired competitiveness in the longer term.

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

In 2011 and 2012, we experienced a delay in our adoption of the Android-based smartphone operating system and shifting our smartphone focus from Microsoft Windows-based to Android-based. This delay led to the reduction of orders from our customers and affected our revenues. We have since actively shifted development resources to respond to market demand, and the majority of our existing handsets and those in development are Android-based models. Since 2013, we have faced tough competition with respect to our mobile phone business, especially given the continued shift from 3G to 4G as a broad industry trend. Our revenues from mobile phone business decreased by 19.1% from US$119.5 million in 2013 to US$96.7 million in 2014, and decreased by another 37.7% to US$60.2 million in 2015.

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

We view our company as a highly innovative company with unique product offerings to our customers. We have been successful in developing and introducing niche middle- to high-end ruggedized products to our customers, and plan to continue offerings of the development of ruggedized smart devices for both our domestic and international consumer and enterprise segment. Such strategy is subject to risks and uncertainties, which could significantly impair our ability to compete effectively in the mobile phone market; such risks and uncertainties include technology adoption trends, high levels of competition, the availability of investment resources, customer and distributor relationships and telecommunication carrier requirements. We continually seek new technologies and market segments where we believe we can be successful. For example, we have achieved a positive customer response for our ruggedized handset models and unique, value-added functionality, including blood pressure monitoring software and other tailored healthcare features.

As part of our expansion strategy, we acquired land use rights and began constructing buildings and facilities in Hangzhou, Beijing and Shenyang of China. These buildings and facilities are designed for research and development purposes as well as for establishing internal manufacturing capabilities. Since then, we have shifted our strategy to use the construction of these buildings and facilities to help diversify revenue streams. Our current premises and facilities are more than sufficient to accommodate our existing production capacity needs, we currently lease or sell the unused portions of these buildings and facilities once construction stage is completed. Thus, our real estate portfolio now forms part of our strategy to diversify revenue streams.

Key Performance Indicators

Net Revenues. We derive our current revenues primarily from mobile phone business and real estate business. We sell wireless products and solutions which include smart phones and wireless devices designed by us and manufactured by EMS providers, and other electronics components and solutions for mobile handsets. Our revenues from the mobile phone segment also include handset design services for which we charge design fees, component sales related to design, such as chips used in the mobile handsets we design, and service income. We also sell branded name phones under our brands including Tecface, 17FOX and MOBIFOX to our customers. Our revenues from product sales are net of value-added taxes, which is 17% of the gross sales proceeds received by our PRC subsidiaries.

Our mobile phone businesses contributed revenue of US$119.5 million, US$96.7 million and US$60.2 million or 99.0%, 97.4% and 93.2% of our total revenues in 2013, 2014 and 2015, respectively. The continued decrease was primarily due to the increased competition in the market, and the decrease in volumes being sold. The mobile handset industry is characterized by relatively short product life cycles, which increases competition, creates margin pressure for wireless handset brand owners and leads to a preference towards outsourcing. We expect our business to continue to be primarily driven by the industry trend to outsource. Our net revenues from product sales are driven by the number of mobile handsets sold to our customers as well as the average per unit price of such handsets. The number of mobile handsets sold is in turn driven, in part, by the quality and reliability of our products, the number of our customers and the number of product orders that our sales and marketing team is able to obtain from each of our customers.

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

Our revenues from real estate business represent the rental income we recognized for leasing out our office buildings and properties. Our real estate business contributed revenue of US$1.2 million, US$2.6 million and US$4.4 million or 1.0%, 2.6% and 6.8% of our total revenues in 2013, 2014 and 2015 respectively. As of December 31, 2015, our buildings available for lease by then, including one in Beijing, two in Shenyang and three in Hangzhou, of about 72,000 square meters in total have been leased out.

Cost of Revenues. Cost of revenues from our mobile phone business consists primarily of the cost of acquiring the products from EMS factories, warranty cost and delivery cost. The cost of acquiring the products from EMS factories include not only the service fees paid to the EMS providers but also the cost of raw materials we buy from our suppliers and assign to the EMS providers for processing and assembly. Our cost of revenues for mobile phone business may be lowered by our ability to source the required raw materials and components from our suppliers at competitive cost due to established and stable supplier relationships and price discounts from bulk purchases. Cost of revenues from our real estate business primarily consists of depreciation expenses of our real estate.

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

Reclassification and Segment Reporting

Our business used to comprise the following three areas in term of revenue contribution: (1) ODP business; (2) brand name phone sales; and (3) game business. Revenue from real estate had been recognized as the other operating income. The amount and percentage of revenues we derived from those three areas have fluctuated and continued to decline over the past years, we combine our ODP, brand name phone sale and game into one business, mobile phone business from 2015. We have continued to progress the development of our real estate portfolio in our real estate business. From the beginning of 2015, we have reclassified our business into mobile phone business and real estate business. Certain prior year amounts have been reclassified to conform to the current year presentation, specifically the revenue, costs and receivables related to real estate business segment. Real estate revenue, costs and receivable of $2,588, $962, and $2,856 for and the year ended December 31, 2014, which has been reflected as a component of income from operations instead of other operating income and expenses.

Revenue Recognition

A. Revenue related to mobile phone business segment

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

(3) Brand name phone sales

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

B. Revenue related to real estate business segment

Our rental income includes rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the term of the lease. Since many of our leases provide for rental increases at specified intervals, GAAP requires us to record a receivable, and include in revenues on a straight-line basis, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. We defer the revenue related to lease payments received from tenants in advance of their due dates.

Rental revenue recognition commences when the tenant takes possession or controls the physical use of the leased space. For the tenant to take possession, the leased space must be substantially ready for its intended use. To determine whether the leased space is substantially ready for its intended use, we evaluate whether the Company owns or the tenant owns the tenant improvements. When we are the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such improvements are substantially complete. When we conclude that we are not the owner (as the tenant is the owner) of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space. When we conclude that we are the owner of tenant improvements, we record the cost to construct the tenant improvements, including costs paid for or reimbursed by the tenants, as a capital asset. When we conclude that the tenant is the owner of tenant improvements for accounting purposes, we record our contribution towards those improvements as a lease incentive, which is included in deferred leasing costs, net on the consolidated balance sheets and amortized as a reduction to rental income on a straight-line basis over the term of the lease.

Our leases generally provide for tenant reimbursement of a portion of common area maintenance expenses and other operating expenses to the extent that a tenant’s pro rata share of the expenses exceeds a base year level set in the lease or to the extent that the tenant has a lease on a triple net basis. Such cost recoveries from tenants are net with rent income.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not identify significant unrecognized tax benefits for years ended December 31, 2014 and 2015. We did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that our unrecognized tax benefits would not change significantly within 12 months from December 31, 2015.

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

We recognized an impairment losses of US$1.2 million, US$nil and US$nil for the years ended December 31, 2013, 2014 and 2015, respectively. Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

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

In 2013, we learned that future purchase orders of certain mobile phone products would not achieve our planned sales target and we performed an impairment assessment on long-lived assets and intangible assets with definite lives. As a result, we determined an impairment loss of US$3.4 million and US$150,000 for software licenses, and trade name and domain name, respectively in 2013. In 2014, due to continually declining sales in the brand name phone reporting unit, all intangible assets in this reporting unit were fully impaired with an impairment loss of $2.9 million for software licenses recorded in 2014. There were no such impairments in 2015.

We recorded impairment losses of US$3.6 million, US$2.9 million and US$nil for the years ended December 31, 2013, 2014 and 2015, respectively.

A. Results of Operations

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

	Year Ended December 31,
	2013	2014	2015
	(US$ in thousands)
Consolidated Statement of Operations Data
Net revenues:
Mobile phone business
Third Parties	119,507	96,668	57,999
Related party	0	0	2,195
Real estate	1,161	2,588	4,415

Total net revenues	120,668	99,256	64,609

Cost of revenues:
Mobile phone business
Third Parties	(102,670)	(88,453)	(54,635)
Related party	0	0	(2,167)
Real estate	(426)	(962)	(1,096)

Total cost of revenues	(103,096)	(89,415)	(57,898)

Gross profit	17,572	9,841	6,711

Operating expenses:
General and administrative	(5,896)	(6,880)	(8,637)
Research and development	(8,285)	(7,174)	(8,084)
Selling and marketing	(2,535)	(9,265)	(1,331)
Impairment of goodwill	(1,242)	—	—
Impairment of long-lived assets	(3,625)	(2,910)	—

Total operating expenses	(21,583)	(26,229)	(18,052)

Government subsidy income	357	761	162
Other operating income (loss)	960	24	(132)

Loss from operations	(2,694)	(15,603)	(11,311)

Interest expense	(115)	(503)	(1,102)
Interest income	1,888	1,684	412
Other income, net	246	2	110
Change in fair value of put option	(150)	(210)	(210)
Loss before income taxes	(825)	(14,630)	(12,101)

Income tax expenses	(2,146)	(438)	(996)

Net loss	(2,971)	(15,068)	(13,097)
Less: net loss attributable to the noncontrolling interests	(501)	(1,637)	(292)

Net loss attributable to our company	(2,470)	(13,431)	(12,805)

Comparison of the Year Ended December 31, 2015 and the Year Ended December 31, 2014

Net Revenues

Our net revenues decreased by 34.9% from US$99.3 million in 2014 to US$64.6 million in 2015. The decrease in revenues was mainly due to the impact of a decline in revenues from our mobile phone business.

Mobile phone business. Our net revenues from mobile phone business decreased by 37.7% from US$96.7 million in 2014 to US$60.2 million in 2015. The decrease was primarily due to the increased competition in the market, and the decrease in volumes being sold.

Real estate. Revenues from real estate business increased by 69.2% from US$2.6 million in 2014 to US$4.4 million in 2015. The increase was primarily due to average rental rate increased and more buildings were rented out in 2015. The completed two buildings in Shenyang have been lease out since August 2014 and the more floors in Hangzhou buildings have been leased out since December 2014. As of December 31, 2015, our buildings available for lease were of about 74,000 square meters in total, all of which have been leased out by then.

Cost of Revenues

Cost of revenues decreased by 35.2% from US$89.4 million in 2014 to US$57.9 million in 2015. The decrease was primarily due to a decrease in revenues compounded by changes in our business mix.

Mobile phone business. Cost of revenues for mobile phone business decreased by 35.8% from US$88.5 million in 2014 to US$56.8 million in 2015. The decrease was primarily in line with the decrease in mobile phone revenues in 2015.

Real estate. Cost of revenues from real estate increased by 10% from US$1.0 million in 2014 to US$1.1 million in 2015. The increase was primarily in line with the increase in real estate revenues in 2015.

Gross Profit

Our overall gross profit was US$6.7 million in 2015, compared to US$9.8 million in 2014, representing gross margins of 10.4% and 9.9%, respectively. The increase in gross profit margin was primarily due to the continued change of our business mix, and the increased revenue from real estate which has a higher gross margin.

The gross margin for the mobile phone business decreased from 8.5% in 2014 to 5.6% in 2015. The decrease was primarily due to the increased competition in the market.

The gross margin for the real estate business increased from 62.8% in 2014 to 75.2% in 2015. The increase was primarily due to average rental rate increased in 2015.

Revenues from mobile phone business as a percentage of our total net revenues decreased from 97.4% in 2014 to 93.2% in 2015. The revenues from real estate as a percentage of our total net revenues increased from 2.6% in 2014 to 6.8% in 2015. As a result of the foregoing, our gross margins increased from 9.9% in 2014 to 10.4% in 2015.

Operating Expenses

Operating expenses decreased by 30.9% from US$26.2 million in 2014 to US$18.1 million in 2015. The decrease was primarily due to a decrease in advertisement expenses in 2015.

General and administrative expenses. General and administrative expenses increased by 24.6% from US$6.9 million in 2014 to US$8.6 million in 2015. The increase was due primarily to an increase of US$1.0 million in bad debt expenses and an increase of US$1.2 in the deed tax as compared to 2014.

Research and development expenses. Research and development expenses increased by 12.5% from US$7.2 million in 2014 to US$8.1 million in 2015. The increase was primarily due to higher amortization costs in relation to research and development as compared to 2014.

Selling and marketing expenses. Selling and marketing expenses decreased by 86.0% from US$9.3 million in 2014 to US$1.3 million in 2015. The decrease was primarily due to a decrease in advertisement expenses for MOBIFOX brand smart phones as compared to 2014.

Government Subsidy Income

We recorded government subsidy income of US$0.8 million and US$0.2 million for the years ended December 31, 2014 and 2015, respectively. Some local governments in PRC give subsidies to companies as an incentive to establish business in certain locales. These government subsidies are recognized as subsidy income when they are received as we do not have further obligation to earn this subsidy once received. We also receive government grants as compensation of performing government-endorsed projects. The grants are refundable until we achieve certain performance measures. These government grants are recorded as a liability until earned. We recognize these grants as subsidy income once we complete the relevant projects and achieve the performance measures.

Interest expense

Interest expenses increased by 120.0% from US$0.5 million in 2014 to US$1.1 million in 2015. The increase was primarily due to the increase in average short-term loans and long-term loans outstanding from US$17.3 million in 2014 to US$20.8 million in 2015.

Interest Income

We recorded interest income of US$1.7 million and US$0.4 million in 2014 and 2015, respectively, due to lower cash balances in 2015.

Change in Fair Value of Put Option

Changes in the fair value of put options resulted in losses of US$210,000 and US$210,000 in 2014 and 2015, respectively. The losses were due to an increase in the fair value of certain underlying put options relating to the Techsoft business, as the actual performance of the Techsoft business did not meet the original budget and therefore, the fair value of the underlying put options was affected.

Income Tax Expenses

Income tax expenses increased from US$0.4 million in 2014 to US$1.0 million in 2015. The increase was mainly due to an increase in the taxable income of certain subsidiaries in the PRC.

Net Income Attributable to Our Company

As a result of the cumulative effect of the foregoing factors, we recorded a net loss attributable to our company of US$12.8 million in 2015, as compared to a net loss of US$13.4 million in 2014.

Comparison of the Year Ended December 31, 2014 and the Year Ended December 31, 2013

Net Revenues

Our net revenues decreased by 17.7% from US$120.7 million in 2013 to US$99.3 million in 2014. The decrease in revenues was mainly due to the impact of a decline in revenues from our mobile phone business.

Mobile phone business. Our net revenues from mobile phone business decreased by 19.1% from US$119.5 million in 2013 to US$96.7 million in 2014.

Real estate. Revenues from real estate business increased by 116.7% from US$1.2 million in 2013 to US$2.6 million in 2014. The increase was primarily due to average rental rate increased in 2015.

Cost of Revenues

Cost of revenues decreased by 13.3% from US$103.1 million in 2013 to US$89.4 million in 2014. The decrease was primarily due to a decrease in revenues compounded by changes in our business mix.

Mobile phone business. Cost of revenues for mobile phone business decreased by 13.8% from US$102.7 million in 2013 to US$88.5 million in 2014. The decrease was primarily in line with the decrease in mobile phone revenues in 2014.

Real estate. Cost of revenues from real estate increased by 150.0% from US$0.4 million in 2013 to US$1.0 million in 2014. The increase was primarily in line with the increase in real estate revenues in 2014.

Gross Profit

Our overall gross profit was US$9.8 million in 2014, compared to US$17.6 million in 2013, representing gross margins of 9.9% and 14.6%, respectively. The decrease in gross profit was primarily due to the decrease in revenues, the continued change of our business mix, and the clearance of some older inventory at a discount.

The gross margin for the mobile phone business decreased from 14.1% in 2013 to 8.5% in 2014. The decrease was primarily due to the increasing cost of raw materials. Gross margin for real estate decreased from 63.3% in 2013 to 62.8% in 2014.

Revenues from mobile phone business as a percentage of our total net revenues decreased from 99.0% in 2013 to 97.4% in 2014. Revenues from the real estate business as a percentage our total net revenues increased from 1.0% in 2013 to 2.6% in 2014. As a result of the foregoing, our gross margins decreased from 14.6% in 2013 to 9.9% in 2014.

Operating Expenses

Operating expenses increased by 21.3% from US$21.6 million in 2013 to US$26.2 million in 2014. The increase was primarily due to an increase in advertisement expenses for our MOBIFOX brand smart phones in 2014.

General and administrative expenses. General and administrative expenses increased by 16.9% from US$5.9 million in 2013 to US$6.9 million in 2014. The increase was due primarily to an increase of US$0.4 million in exchange loss, US$0.3 million in professional fees, US$0.1 million in depreciation and amortization and an increase of US$0.4 million in bad debts expenses as compared to 2013.

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

Other Operating Income

We recorded other operating income of US$1.0 million and US$24,000 for the years ended December 31, 2013 and 2014, respectively.

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

Recent Accounting Pronouncements

In April 2015, the FASB issued authoritative guidance on accounting for Interest-Imputation of Interest (Subtopic 835-30); Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). This update requires that debt issuance cost related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts, without changing existing recognition and measurement guidance for debt issuance costs. The new guidance is required to be applied on a retrospective basis and to be accounted for as a change in an accounting principle. The amendments in this update are effective for consolidated financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years and early adoption of the amendments in this update is permitted. The Company does not expect the adoption of this ASU would have a material impact on the Company’s consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, an amendment to Topic 330 for simplifying the measurement of inventory. The update requires that inventory be measured at the lower of cost and net realizable value where net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendment is intended to provide clarification on the measurement and disclosure of inventory in Topic 330 and not intended for those clarifications to result in any changes in practice. The ASU is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted for all entities and should be applied prospectively. The Company does not expect the adoption of ASU 2015-11 to have a material impact on the Company’s consolidated financial statements.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, to defer the effective date of ASC 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASC 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Management is evaluating the effect, if any, on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The update applies to all entities that present a classified statement of financial position. For public business entities, the ASU is effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual reporting period. The Company has elected to early adopt the ASU, and its effects are reflected in the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The update requires equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It eliminated the requirement for public entities to disclose the method(s) and significant assumptions used to estimate the fair value that is require to be disclosed for financial instruments measured at amortized cost on the balance sheet. For public entities, the ASU is effective for the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the effect, if any, on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Amendments to the ASC 842 Leases. This update requires lessee to recognize the assets and liability (the lease liability) arising from operating leases on the balance sheet for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Within a twelve months or less lease term, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. If a lessee makes this election, it should recognize lease expense on a straight-line basis over the lease term. In transition, this update will be effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the effect on the Company’s consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update (ASU) 2016-09, Improvements to Employee Share Based Payment Accounting, which amends ASC Topic 718, Compensation – Stock Compensation. The ASU includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements. A new requirement to record all of the tax effects related to share-based payments at settlement (or expiration) through the income statement was the topic that attracted the most attention during the comment letter process, and could have the most significant impact. Currently, tax benefits in excess of compensation cost (“windfalls”) are recorded in equity, and tax deficiencies (“shortfalls”) are recorded in equity to the extent of previous windfalls, and then to the income statement. While the simplification will reduce some of the administrative complexities by eliminating the need to track a “windfall pool,” it will increase the volatility of income tax expense. This change is required to be applied prospectively to all excess tax benefits and tax deficiencies resulting from settlements after the date of adoption of the ASU. The ASU also removes the requirement to delay recognition of a windfall tax benefit until it reduces current taxes payable. For public entities, the amendments in this update are effective for annual periods, beginning after December 15,2016, and interim periods within those annual periods. The Company is currently evaluating the impact of this ASU on its financial statements and related disclosures.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(US$ in Thousands)
Net cash provided by (used in) operating activities	3,399	1,472	(34,108)
Net cash used in investing activities	(11,324)	(97,363)	(130,149)
Net cash provided by (used in) financing activities	8,120	6,641	(4,189)
Effect of exchange rate changes	7,504	(5,439)	(2,000)

Net increase in cash and cash equivalents	7,699	(94,689)	(170,446)
Cash and cash equivalents at beginning of period	257,950	265,649	170,960

Cash and cash equivalents at end of period	265,649	170,960	514

We have financed our operations through cash generated from our operating activities, securities issuances, short-term loans and long-term loans. As of December 31, 2013, 2014 and 2015, we had US$265.6 million, US$171.0 million and US$0.5 million, respectively, in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Although our current liabilities exceeded its current assets by $26,359 as of December 31, 2015, we are of the opinion that we still have adequate sources of income and capital to fund our working capital and capital expenditure requirements, to meet its short-term debt obligations, and commitments as they become due for the next 12 months. Our current cash and cash equivalents and cash flow from operations might not be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months, including our capital commitments for the construction of facilities. Our sources of income and capital includes third party commitments to purchase our certain properties for a consideration of approximately US$10.0 million, as well as new lines of credit established of about US$24.7 million after December 31, 2015. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The future sale of additional securities, including convertible debt securities, in one or more public offerings or private placements could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

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

Operating Activities. Net cash used in operating activities was US$34.1 million in 2015, as compared to net cash provided by operation activities of US$1.5 million in 2014 and US$3.4 million in 2013.

In 2014, we made a prepayment of US$1.9 million for acquiring a piece of land located in Fangshan, Beijing. In 2015, we transferred this project to Guanghuanxinwang through selling the newly set-up project company, Dexinzhiyuan. We recovered this prepayment of US$1.9 million in 2015.

Our accounts receivable amounted to US$18.2 million, US$10.0 million and US$21.9 million as of December 31, 2013, 2014 and 2015, respectively. The significant decrease in our accounts receivable from 2013 to 2014 was primarily due to the receipt of overdue payments from certain domestic customers. The significant increase in our accounts receivable from 2014 to 2015 was primarily due to credit granted to certain long term relationship customers since 2015.

Our inventories increased from US$13.6 million in 2013 to US$10.1 million in 2014 and decreased to US$3.1 million in 2015.

Our prepaid expenses and other current assets increased from US$10.4 million in 2013 to US$28.2 million in 2014 and increased to US$31.4 million in 2015. The increase was primarily due to an increase in advances paid to EMS suppliers.

Investing Activities. Net cash used in investing activities was US$11.3 million, US$97.4 million and US$130.1 million in 2013, 2014 and 2015, respectively, which mainly resulted from investment in the expansion of our real estate portfolio as part of our strategy to diversify our business and attempt to mitigate long-term volatility in our business. In 2014, the construction stage of two buildings in Shenyang was completed and leased out. We have completed the construction stage of 16 buildings in Beijing and began the relevant government inspections in 2015. We expect to complete those relevant government inspections and receive premises permits necessary for the occupation of the buildings from the relevant local government departments and lease out to third parties in 2016. We also commenced the construction of another six buildings in Beijing and proceeded with the construction of another four buildings in Hangzhou in 2015. We may also consider the sale of certain buildings and facilities if the appropriate opportunities arise.

Financing Activities. Net cash used in financing activities was US$4.2 million in 2015, as compared to net cash provided by financing activities of US$6.6 million in 2014 and US$8.1 million in 2013. In 2013, we signed supplemental agreements to the loans, pursuant to which the loans are due on demand of the lender after the second anniversary of the loans or other date mutually agreed and the loans will bear an annual interest rate of 2% in the second year. In 2013, we also received a capital contribution from a noncontrolling shareholder in the amount of RMB50 million for Tecface Communication Equipment Beijing, which, however, was withdrew in October 2015. In 2014, we also received a capital contribution from a noncontrolling shareholder in the amount of US$3.2 million for 17FOXSY. In 2014, we received a long-term loan of US$4.9 million and short-term loans of US$0.5 million. In 2015, we received short-term loans of US$20.3 million and repaid short-term loans of US$14.7 million.]

Capital Expenditures. Our capital expenditures amounted to US$19.4 million, US$96.5 million and US$153.7 million in 2013, 2014 and 2015, respectively. Our historical capital expenditure consisted principally of purchases or construction of office buildings, software, machinery, equipment and other items related to our research and development activities, but our capital expenditure for the years ended December 31, 2014 and 2015 consisted mainly of construction of office buildings for the real estate business since 2014. We expect that our capital expenditure from 2016 to 2018 will amount to approximately US$40 million, which will primarily relate to the construction of office buildings in Hangzhou, Beijing and Shenyang. The capital expenditure in connection with the facilities in Hangzhou for four buildings is expected to be US$5 million over the next three years. The capital expenditure in connection with the facilities in Beijing for sixteen buildings is expected to be US$25 million over the next three years. The capital expenditure in connection with the facilities in Shenyang is expected to be US$10 million in aggregate in the next three years. We currently plan to fund these expenditures with our cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities, as well as long-term loans. In January 2014, 17FOXSY, one of our subsidiaries, received a three-year term bank loan of RMB 30 million to fund the construction of new buildings in Shenyang and purchase related equipment and machineries. We repaid RMB 5 million and RMB 10 million (US$1.6 million) of the bank loan in 2014 and 2015, respectively.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of U.S.dollars)
Long-Term Debt Obligations	1,062	—	772	—	290
Short-Term Debt Obligations	21,402	21,402	—	—	—
Capital obligations(1)	37,608	1,000	36,608	—	—
Purchase obligations(2)	1,742	1,742	—	—	—

Total	61,814	24,144	37,380	—	290

(1)	Capital obligations represent commitments for construction of properties in Hangzhou, Beijing and Shenyang.
(2)	Purchase obligations represent commitments under non-cancellable contracts we entered into with certain EMS providers that allow them to procure inventory required to provide the manufacturing services for our products.

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

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Defu Dong	46	Chairman
Deyou Dong	42	Director, Chief Executive Officer, President and Chief Operating Officer
Jy-Ber Gilbert Lee	61	Director
Hung Hsin (Robert) Chen	71	Independent Director
Ken Lu	54	Independent Director
Ling Sui	61	Independent Director
Hongwei Zhao	53	Independent Director
Yuping Ouyang	42	Chief Financial Officer
Yibo Fang	48	Chief Technology Officer

Executive Directors

Mr. Defu Dong has been the Chairman of our company since our inception, and had been our Chief Executive Officer until May 2015. Prior to founding our company in July 2002, Mr. Dong co-founded Beijing Sino-Electronics Future Telecommunication R&D, Ltd., a mobile handset design house, in February 2001, and was that company’s director, shareholder and Chief Executive Officer from its inception until July 2002. Mr. Dong worked at Motorola (China) as a sales manager from 1997 to 2001. Prior to joining Motorola (China), Mr. Dong was a sales manager at Mitsubishi (China) for one year. Mr. Dong received his bachelor’s degree in mechanical engineering from Chongqing University in China in 1994.

Mr. Deyou Dong has been our director and Chief Operating Officer since August 2009, President since 2011 and Chief Executive Officer since May 2015. He joined Techfaith in 2007, acting as general manager of sales department. Prior this, he served as director of marketing department and finance department in Century Legend Technology Beijing Limited in 1998, and General Manager of system integration department in China System Integration Technology Beijing Limited in 2003. Mr. Dong received a diploma in accounting from the Jilin University of Agricultural Science And Technology in 1997.

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

Mr. Hongwei Zhao has been our independent director since November 2015. Besides his role in our Company, Mr. Zhao currently also serves as the chairman of the Beijing Zhongguancun International Incubator Park, a leading platform for many successful technology startups in Beijing. Mr. Zhao received a bachelor’s degree in 1984 from Shanghai Ocean University and a master’s degree in 2002 in economics and management from Capital University of Business and Economics in China.

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

The business address of our directors and executive officers is c/o China Techfaith Wireless Communication Technology Limited, Tower D, MFOX Plaza, Kechuang 12th Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 101111, People’s Republic China

B. Compensation of Directors and Executive Officers

In 2015, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately US$0.2 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. We contributed US$0.04 million for executive pension and retirement benefits in 2015 as required by PRC law.

Share Incentives

In 2005, our board of directors and our shareholders approved a 2005 share incentive plan, or the 2005 plan, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. A total of 40,000,000 ordinary shares have been reserved for issuance under the 2005 plan, under which 38,801,636 options and 644,090 non-vested shares have been granted as of the date of this annual report. Our 2005 plan expired in 2015 and we will not further grant any awards under such plan.

The following table summarizes, as of March 31, 2016, the basic terms of the outstanding options granted under the 2005 plan to our directors and senior executive officers.

	Number of Ordinary Shares Underlying the Options Granted, as of the Date of Grant	Price (US$/Share)	Date of Grant	Expiration Date
Hung Hsin (Robert) Chen	300,000	0.272	April 21, 2011	April 21, 2021
Jy-Ber Gilbert Lee	300,000	0.272	April 21, 2011	April 21, 2021
Ken Lu	300,000	0.272	April 21, 2011	April 21, 2021
Ling Sui	300,000	0.272	April 21, 2011	April 21, 2021
Defu Dong	6,000,000	0.254	June 30, 2011	June 30, 2021
Deyou Dong	3,000,000	0.254	June 30, 2011	June 30, 2021
Yuping Ouyang	3,000,000	0.254	June 30, 2011	June 30, 2021
Yibo Fang	3,000,000	0.254	June 30, 2011	June 30, 2021

Total	16,200,000

The following table summarizes, as of March 31, 2016, the non-vested shares granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan:

	Number of Ordinary Shares Underlying the Non-vested Shares Granted, as of the Date of Grant	Price (US$/Share)	Date of Grant
Hung Hsin (Robert) Chen	65,818	—	August 12, 2006
Ken Lu	65,818	—	November 11, 2006
Ling Sui	65,818	—	August 11, 2007

Total	197,454

The following paragraphs describe the principal terms of the 2005 plan.

Types of Awards. The following types of awards may be granted under our 2005 plan:

•	our ordinary shares;

•	options to purchase our ordinary shares;

•	non-vested shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;

•	non-vested share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;

•	share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2005 plan will be adjusted to reflect that one ADS represents 75 ordinary shares.

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

Eligibility. Awards may be granted to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as ISOs only to our employees.

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

Amendment and Termination. The 2005 plan expired in 2015, but such expiration will not affect the awards already granted under the 2005 plan.

C. Board Practices

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

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope of the annual audits, the fees paid to our independent auditors, the results of our annual audits, compliance with our accounting and financial policies and management’s procedures, policies relating to the adequacy of our internal accounting controls and pre-approval of non-audit services rendered to us by our independent auditors. In 2015, our audit committee held four meetings.

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

Our compensation committee currently consists of Mr. Hongwei Zhao, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the NASDAQ Rules.

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

Our corporate governance and nominating committee currently consists of Mr. Hongwei Zhao, Dr. Ken Lu and Mr. Robert Chen, all of whom meet the “independence” definition under the NASDAQ Rules.

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

D. Employees

As of December 31, 2013, 2014 and 2015, we had 286, 225 and 135 employees, respectively. Our employees as of December 31, 2015 consist of 57 in research and development and support functions, 17 in selling and marketing and 61 in management and administration. The change of employee numbers during fiscal year 2015 was mainly due to our adjustment of operation size].

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. In 2012, we set up a labor union for our employees solely for the better administration of employee benefits. Our management has maintained friendly relations with the union from the time of its formation.

E. Share Ownership

As of March 31, 2016, 794,003,193 ordinary shares of our company were issued and outstanding, excluding shares issuable upon the exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2016, approximately 68.6% of the issued and outstanding shares were held by two record shareholders in the United States, including 7,258,987 ADSs held by The Bank of New York Mellon, our ADS depositary.

The following table sets forth information with respect to our directors and executive officers’ beneficial ownership of our ordinary shares on a fully diluted basis as of March 31, 2016, to the extent such ownership exists:

Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Directors and Executive Officers:
Defu Dong (3)	260,695,000	32.8%
Deyou Dong (4)	*	*
Jy-Ber Gilbert Lee (5)	*	*
Hung Hsin (Robert) Chen (6)	*	*
Ken Lu (7)	*	*
Ling Sui (8)	*	*
Yuping Ouyang (9)	*	*
Yibo Fang (10)	*	*
All directors and executive officers as a group	271,092,454	34.1%

*	Less than 1% of the total number of our outstanding shares as of March 31, 2016.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 794,003,193 being the number of ordinary shares outstanding as of March 31, 2016 and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after March 31, 2016, or the number of nonvested shares held by such person or group, if any, that will fully vest within 60 days after March 31, 2016, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after March 31, 2016 by option or other agreement.
(3)	Includes (i) 171,195,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust, (ii) 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust, and (iii) 6,000,000 ordinary shares that were issuable upon exercise of options held by Mr. Defu Dong within 60 days after March 31, 2016. Mr. Defu Dong is the sole director of each of Oasis Land Limited and Helio Glaze Limited, with the sole power to vote on behalf of Oasis Land Limited and Helio Glaze Limited on all matters of our company requiring shareholder approval.
(4)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Deyou Dong within 60 days after March 31, 2016.
(5)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Jy-Ber Gilbert Lee within 60 days after March 31, 2016.
(6)	Includes ordinary shares held by Mr. Hung Hsin (Robert) Chen, and ordinary shares that were issuable upon exercise of options held by Mr. Chen within 60 days after March 31, 2016.
(7)	Includes ordinary shares held by Mr. Ken Lu, and ordinary shares that were issuable upon exercise of options held by Mr. Lu within 60 days after March 31, 2016.
(8)	Includes ordinary shares held by Ms. Ling Sui, and ordinary shares that were issuable upon exercise of options held by Ms. Sui within 60 days after March 31, 2016.
(9)	Represents ordinary shares that were issuable upon exercise of options held by Ms. Yuping Ouyang within 60 days after March 31, 2016.

(10)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Yibo Fang within 60 days after March 31, 2016.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2016, by our other principal shareholders:

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Other Principal Shareholders:
IDGVC Partners and affiliates (3)	78,814,628	9.9%
Active Century Holdings Limited (4)	57,204,066	7.2%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 794,003,193, the number of ordinary shares outstanding as of March 31, 2016.
(3)	On June 9, 2009, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to IDG Funds, affiliates of IDGVC Partners, a leading venture capital firm. The notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. According to the relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the notes into our ordinary shares, and the remaining 37.5% was converted into shares of 798 Entertainment Limited. As a result of the conversion, we issued 78,814,628 of our ordinary shares to IDG Funds on September 8, 2010. Following this conversion, the IDG Funds exercised their registration rights under the notes represented by 5,254,309 ADSs outstanding on a fully diluted basis. Aside from their shares held as ADSs, the IDG Funds hold 23 ordinary shares. Such shareholding information is based on the information contained in the Schedule 13G/A filed by IDG-Accel China Growth Fund II L.P. with the SEC on September 20, 2010 and in the Schedule 13G filed by Chi Sing Ho with the SEC on March 29,2012. Please see such Schedule 13G/A and Schedule 13G for information relating to the IDG Funds.
(4)	In January 2010, we entered into an agreement to obtain control of QIGI Technology in a stock-plus-cash transaction valued at approximately US$13.1 million. The consideration for this transaction was 65,934,066 of our ordinary shares. During the years ended in 2010 and 2011, the profits of QIGI Technology had met the relevant performance target required for Active Century to retain all of the ordinary shares previously granted to it. Among Active Century’s holdings, 43,770,000 ordinary shares are held in the form of 2,918,000 ADSs and 13,434,066 are held as ordinary shares. Such shareholding information is based on the information contained in the Schedule 13G/A filed by Active Century Holdings Limited with the SEC on January 1, 2013. Please see such Schedule 13G/A for information relating to Active Century.

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

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transactions with Yizhuang Jingxinyuan Investment And Development Co., Ltd, or Jingxinyuan

In October 2014, we entered into a three-year lease agreement with Jinxinyuan, a company was controlled by our chairman of the board Mr. Defu Dong until November 2015, to rent office space totaling 5,462 square meters in Beijing. The rental expense was US$nil for the year ended December 31, 2015. As of December 31,2015, the amount due to Jingxinyuan was US$nil.

Transactions with Yunhu Times Technology Limited, or Yunhu

In 2015, we sold mobile phones to Yunhu, a company controlled by Mr. Defu Dong our chairman of the board. The revenue was US$2.1 million for the year ended December 31, 2015. As of December 31,2015, the amount due from Yunhu was US$66,000.

Contractual Arrangements with QIGI Technology and Its Shareholders

We entered into a series of contractual arrangements with QIGI Technology and its shareholders in 2010, which includes a share pledge agreement, an exclusive option agreement, a power of attorney and an exclusive business cooperation agreement. These contractual arrangements enable us to: (i) have power to direct the activities that most significantly affect the economic performance of QIGI Technology; (ii) receive substantially all of the economic benefits from QIGI Technology in consideration for the services provided by our wholly owned subsidiaries in China; and (iii) have an exclusive option to purchase all or part of the equity interests in QIGI Technology.

These contractual arrangement was effective until June 2015, when we sold QIGI Technology to an unaffiliated third party.

Share Options and Non-vested Share Grants

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentives.”

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

ITEM 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs, each representing 15 of our ordinary shares until March 1, 2016 and 75 of our ordinary shares since then, have been listed on the NASDAQ Global Market since May 5, 2005. Our ADSs are traded under the symbol “CNTF”

The following table provides the high and low trading prices for our ADSs on the NASDAQ for the time periods indicated.

	Trading Price
	High	Low
Annual High and Low
2011	34.80	7.75
2012	13.50	4.35
2013	10.40	4.75
2014	15.05	5.30
2015	7.60	2.48

Quarterly Highs and Lows
First Quarter 2014	15.05	8.10
Second Quarter 2014	9.90	5.90
Third Quarter 2014	7.90	6.25
Fourth Quarter 2014	7.25	5.30
First Quarter 2015	6.10	4.75
Second Quarter 2015	7.60	4.80
Third Quarter 2015	6.35	2.48
Fourth Quarter 2015	4.24	2.56
First Quarter 2016	4.62	2.60

Monthly Highs and Lows
October 2015	4.18	2.56
November 2015	4.10	4.10
December 2015	4.24	3.56
January 2016	3.75	2.60
February 2016	3.75	2.66
March 2016	4.62	2.85
April 2016 (through April 22, 2016)	4.38	3.93

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing 15 of our ordinary shares until March 1, 2016 and 75 of our ordinary shares since then, have been listed on the NASDAQ Global Market since May 5, 2005 under the symbol “CNTF”

D. Selling Shareholders

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of assets, we do not believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in the foreseeable future. However, because the determination of whether or not we will be or become a PFIC depends on the composition of our income and our assets and the market price of our ADSs , no assurance can be given that we will not be classified as a PFIC for any taxable year. In addition, as previously disclosed, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for prior taxable years. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains tax rate (“qualified dividend income”) provided that (1) the stock is readily tradable on an established securities market in the United States or the non-United States corporation is eligible for the benefit of the income tax treaty between the United States and the PRC, (2) the non-United States corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NASDAQ will be considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. Furthermore, as mentioned above, it is very likely that we were classified as a PFIC for the taxable year ended December 31, 2015, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2016. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Our risk exposure from changes in interest rates relates primarily to the interest income generated by excess cash invested in short-term bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been nor do we anticipate being exposed to material risks due to changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal and immaterial.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2015, we had RMB-denominated cash balances of RMB2.6 million and U.S. dollar-denominated cash balances of US$0.1 million. Assuming we had converted the RMB-denominated cash balance of RMB2.6 million into U.S. dollars at the exchange rate of US$1.00 for RMB6.4778 as of December 31, 2015, this cash balance would have been US$0.4 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would be US$0.4 million.

Inflation Risk. Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.4%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2015, we were entitled to receive US$114,677.34 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility. This amount has been paid as of the date of this annual report.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Our management has concluded that our disclosure controls and procedures as of the end of the period ended December 31, 2015 were effective.

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

We have conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2015 based on criteria in Internal Control — Integrated Framework (2013) issued by the COSO. As a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. See Item 3.D. “Risk Factors—Risks Relating to Our Business—If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting in the year ended December 31, 2015, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Friedman LLP, our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	Year Ended December 31,
	2014	2015
	(In thousands of US$)
Audit fees (1)	1,206	666
Tax fees (2)	53	14
All other fees (3)	49	0

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(3)	“All other fees” includes the mapping and gap analysis fees billed in the adoption of the 2013 COSO Framework.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We have a share repurchase program under which our company is authorized, but not obligated, to repurchase up to US$10.0 million worth of our outstanding ADSs from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and are subject to restrictions relating to volume, price and timing. As of March 31, 2016, a total of 61,200 American depositary shares, representing 918,000 ordinary shares, have been purchased under this program, all during December 2009. Pursuant to the board resolutions, our board will review this share repurchase program periodically and may adjust its terms and size accordingly, including suspending or discontinuing the program altogether at any time.

ITEM 16F. Change in Registrant’s Certifying Accountant

On September 3, 2015, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, as our independent registered public accounting firm, and engaged Friedman LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements.

Deloitte’s audit report on our company’s consolidated financial statements as of and for the years ended December 31, 2004 and 2014 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte did not audit any financial statements of our company as of any date or for any period subsequent to December 31, 2014.

Our decision to dismiss Deloitte and engage Friedman LLP was approved by our independent audit committee.

During the years ended December 31, 2004 to 2014 and the subsequent interim period through our dismissal of Deloitte on September 3, 2015, there were no disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make references thereto in their reports on the financial statements for such years. There are no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided Deloitte with a copy of the foregoing disclosure, and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from Deloitte, a copy of which is included as Exhibit 15.3 attached herein.

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

We have followed, and intend to continue to follow, home country practice with respect to annual meetings. We did not hold any annual meeting of shareholders in 2015. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 19. Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.1	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

Exhibit Number	Document

4.4	CDMA Modem Card License Agreement dated March 9, 2004 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.5	Investor Rights Agreement dated June 9, 2009 among the Registrant, Leo Technology Limited, now renamed 798 Entertainment Limited, affiliates of IDGVC Partners, Infiniti Capital Limited and other parties thereto (incorporated by reference to Exhibit 2.6 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 19, 2010).

4.6	Shareholders’ Agreement dated April 22, 2011 between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd. (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.7	Agreement dated May 10, 2011 between Techfaith BVI and the Administration Committee of Shenyang Puhe New Town (“PuHe”) (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.8	Translation of Supplemental Agreements dated June 17, 2011 and July 4th, 2011, respectively, between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd., to Shareholders’ Agreement dated April 22, 2011 between the same parties (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

4.9†	Software licensing agreement dated November 8, 2012 between Techfaith Wireless Technology Group Limited and MediaTek Inc. (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.10	Summary translation of construction agreement dated September 11, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Bazhong Guangsha Construction and Installment Project Co., Ltd. (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.11	Summary translation of construction agreement dated April 20, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Jiangsu Huakun Construction Project Co., Ltd. (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

Exhibit Number	Document

4.12	Summary translation of construction agreement dated June 26, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing Zhongtai Zhongli Construction Project Co., Ltd.(incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.13	Summary translation of construction agreement dated October 8, 2012 between 17fox Technology (Shenyang) Co. Limited and Benxi Steel (Group) No. 2 Construction Engineering Co., Ltd. .(incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 25, 2009).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of Beijing Tian Yuan Law Firm.

15.3*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission

101INS*	XBRL Instance Document

101SCH*	XBRL Taxonomy Extension Schema Document

101CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit Number	Document

101DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed with this annual report on Form 20-F.
†	Confidential treatment was granted with respect to portions of this exhibit and such confidential treatment portions were deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

By:	/s/ Deyou Dong
Name:	Deyou Dong
Title:	Chief Executive Officer

Date: April 29, 2016

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

China Techfaith Wireless Communication Technology Limited

We have audited the accompanying consolidated balance sheet of China Techfaith Wireless Communication Technology Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2015, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the year then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

April 29, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited, its subsidiaries and its variable interest entity (collectively the “Group”) as of December 31, 2014, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2014. Our audits also included the financial statement schedule (Schedule I). These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As described in Note 2 and Note 22 to the consolidated financial statements, the accompanying financial statements for two years in the period ended December 31, 2014 have been retrospectively adjusted due to the identification of a new reportable segment.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 28, 2015 (April 29, 2016 as to the effects of the retrospective adjustment due to the identification of a new reportable segment described in Note 2 and Note 22)

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	December 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$170,960	$514
Restricted cash	4,835	—
Accounts receivable, net of allowances of $599 and $1,043 as of December 31, 2014 and 2015, respectively	10,004	21,864
Accounts receivable due from a related party	—	821
Notes receivable, net	429	—
Amount due from a related party	—	66
Inventories, net	10,096	3,108
Prepaid expenses and other current assets	28,151	31,397
Assets held for sale	11,949	11,445

Total current assets	236,424	69,215

Property, plant and equipment, net	143,661	205,933
Land use rights, net	10,247	9,603
Acquired intangible assets, net	5,529	8,157
Other non-current assets	21,639	97,060

TOTAL ASSETS	$417,500	$389,968

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$15,377	$9,433
Notes payable	9,670	—
Amount due to a related party	178	—
Short-term loans	14,734	21,402
Accrued expenses and other current liabilities	24,199	45,002
Advance from customers	8,602	9,028
Deferred revenue	9,685	7,394
Income tax payable	452	1,065
Put option liability	2,040	2,250

Total current liabilities	84,937	95,574

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS—continued

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	December 31,
	2014	2015
Long-term loans	4,319	1,062

Total liabilities	89,256	96,636

Commitments
Equity:
Ordinary shares ($0.00002 par value;
50,000,000,000,000 shares authorized; 794,003,193 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	16	16
Additional paid-in capital	144,836	144,836
Accumulated other comprehensive income	48,068	35,578
Statutory reserves	23,755	22,258
Retained earnings	76,953	65,645

Total China Techfaith Wireless Communication Technology Limited shareholders’ equity	293,628	268,333

Noncontrolling interests	34,616	24,999

Total equity	328,244	293,332

TOTAL LIABILITIES AND EQUITY	$417,500	$389,968

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Years ended December 31,
	2013	2014	2015
Net revenues:
Mobile phone business
Third parties	$119,507	$96,668	$57,999
Related party	—	—	2,195
Real estate	1,161	2,588	4,415

Total net revenues	120,668	99,256	64,609

Cost of revenues:
Mobile phone business
Third parties	(102,670)	(88,453)	(54,635)
Related party	—	—	(2,167)
Real estate	(426)	(962)	(1,096)

Total cost of revenues	(103,096)	(89,415)	(57,898)

Gross profit	17,572	9,841	6,711

Operating expenses:
Research and development (including share-based compensation expenses $393, $238 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively)	(8,285)	(7,174)	(8,084)
Selling and marketing (including share-based compensation expenses $220, $133 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively)	(2,535)	(9,265)	(1,331)
General and administrative (including share-based compensation expenses $633, $382 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively)	(5,896)	(6,880)	(8,637)
Impairment of goodwill	(1,242)	—	—
Impairment of long-lived assets	(3,625)	(2,910)	—

Total operating expenses	(21,583)	(26,229)	(18,052)

Government subsidy income	357	761	162
Other operating income (loss)	960	24	(132)

Loss from operations	(2,694)	(15,603)	(11,311)

Interest expense	(115)	(503)	(1,102)
Interest income	1,888	1,684	412
Other income, net	246	2	110
Change in fair value of put option	(150)	(210)	(210)

Loss before income taxes	(825)	(14,630)	(12,101)
Income tax expenses	(2,146)	(438)	(996)

Net loss	(2,971)	(15,068)	(13,097)
Less: Net loss attributable to noncontrolling interests	(501)	(1,637)	(292)

Net loss attributable to China Techfaith Wireless Communication Technology Limited	$(2,470)	$(13,431)	$(12,805)

Net loss per share attributable to China Techfaith Wireless Communication Technology Limited:
Basic	$(0.00)	$(0.02)	$(0.02)

Diluted	$(0.00)	$(0.02)	$(0.02)

Weighted average shares used in computation:
Basic	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193

Other comprehensive income (loss), net of tax
Net loss	$(2,971)	$(15,068)	$(13,097)
Foreign currency translation adjustment	9,892	(8,614)	(13,695)

Comprehensive income (loss)	6,921	(23,682)	(26,792)
Less: Comprehensive income (loss) attributable to noncontrolling interests	372	(2,478)	(1,497)

Comprehensive (loss) income attributable to China Techfaith Wireless Communication Technology Limited:	$6,549	$(21,204)	$(25,295)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Statutory	Retained	Equity attributable to China Techfaith Wireless Communication Technology Limited	Noncontrolling	Total
	Number	Amount	capital	income	reserve	earnings	Shareholders	Interests	equity
Balance as at January 1, 2013	794,003,193	$16	$142,837	$46,822	$23,137	$93,472	$306,284	$25,405	$331,689
Foreign currency translation adjustments	—	—	—	9,019	—	—	9,019	873	9,892
Share-based compensation	—	—	1,246	—	—	—	1,246	—	1,246
Net (loss) income	—	—	—	—	—	(2,470)	(2,470)	(501)	(2,971)
Provision for statutory reserve	—	—	—	—	593	(593)	—	—	—
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	8,120	8,120

Balance as at December 31, 2013	794,003,193	16	144,083	55,841	23,730	90,409	314,079	33,897	347,976
Foreign currency translation adjustments	—	—	—	(7,773)	—	—	(7,773)	(841)	(8,614)
Share-based compensation	—	—	753	—	—	—	753	—	753
Net loss	—	—	—	—	—	(13,431)	(13,431)	(1,637)	(15,068)
Provision for statutory reserve	—	—	—	—	25	(25)	—	—	—
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	3,197	3,197

Balance as at December 31, 2014	794,003,193	16	144,836	48,068	23,755	76,953	293,628	34,616	328,244
Foreign currency translation adjustments	—	—	—	(12,490)	—	—	(12,490)	(1,205)	(13,695)
Net loss	—	—	—	—	—	(12,805)	(12,805)	(292)	(13,097)
Provision for statutory reserve	—	—	—	—	(1,497)	1,497	—	—	—
Capital withdrawn by a noncontrolling shareholder	—	—	—	—	—	—	—	(8,120)	(8,120)

Balance as at December 31, 2015	794,003,193	$16	$144,836	$35,578	$22,258	$65,645	$268,333	$24,999	$293,332

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Years ended December 31,
	2013	2014	2015
Operating activities:
Net loss	$(2,971)	$(15,068)	$(13,097)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Impairment of goodwill	1,242	—	—
Impairment of long-lived assets	3,625	2,910	—
Amortization of acquired intangible assets	2,337	2,696	3,744
Amortization of land use rights	223	222	218
Inventory provision	1,475	1,643	7,254
Warranty provision	94	28	(51)
(Reversal) accrual of allowance for doubtful accounts	(319)	64	474
Written off receivables	—	—	589
Depreciation of property, plant and equipment	3,645	2,620	3,606
Change in fair value of put option	150	210	210
Share-based compensation	1,246	753	—
Changes in operating assets and liabilities:
Accounts receivable	(8,210)	7,697	(13,953)
Amount due from a related party	—	—	(68)
Notes receivable	—	(432)	424
Inventories	(7,251)	1,527	(488)
Prepaid expenses and other current assets	5,584	(19,183)	(8,993)
Payment for purchase of land use right	—	(1,947)	—
Accounts payable	2,742	1,485	(5,489)
Notes payable	—	9,737	(9,550)
Amount due to a related party	—	179	(176)
Accrued expenses and other current liabilities	875	964	1,931
Advance from customers	175	(803)	599
Deferred revenue	(438)	5,966	(1,941)
Income tax payable	(825)	204	649

Net cash provided by (used in) operating activities	3,399	1,472	(34,108)

Investing activities:
Purchase of property, plant and equipment	(9,873)	(89,872)	(147,832)
Purchase of intangible assets	(3,083)	(9,135)	(5,846)
Deposit received for the sale of property	1,632	6,513	13,335
Disposal of land use right	—	—	1,649
(Increased) decreased in restricted cash	—	(4,869)	4,775
Disposal of a subsidiary	—	—	3,770

Net cash used in investing activities	(11,324)	(97,363)	(130,149)

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Years ended December 31,
	2013	2014	2015
Financing activities:
Capital contribution by a noncontrolling shareholder	8,120	3,197	—
Capital repayment to a noncontrolling shareholder	—	—	(8,120)
Proceeds from a long-term loan	—	4,869	—
Proceeds from short-term loans	—	487	20,251
Repayment to a long-term loan	—	(812)	(1,592)
Repayment to short-term loans	—	(1,100)	(14,728)

Net cash provided by (used in) financing activities	8,120	6,641	(4,189)

Effect of exchange rate changes on cash and cash equivalents	7,504	(5,439)	(2,000)
Net increase (decrease) in cash and cash equivalents	7,699	(94,689)	(170,446)
Cash and cash equivalents at the beginning of the year	257,950	265,649	170,960

Cash and cash equivalents at the end of the year	$265,649	$170,960	$514

Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$2,970	$234	$301
Interest expense	—	211	1,490

Non-cash investing and financing activities:
Interest expenses payable	$115	$407	$20
Payable for property, plant and equipment	$4,973	$1,871	$7,455
Payable for intangible assets	$1,497	$768	$1,590
Capital contribution receivable from a noncontrolling shareholder	$54	$—	$—
Receivables from disposal of a subsidiary	$—	$—	$2,859
Receivables from disposal of land use right	$—	$—	$261

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Techfaith Wireless Communication Technology Limited (the “Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries include the following as of December 31, 2015:

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Fair Nice Technology Limited (“Fair Nice”)	February 26, 2007	BVI	100%
Techfaith Wireless Communication Technology (Shenyang) Limited (“Techfaith Shenyang”)	March 27, 2007	PRC	100%
Techfaith Wireless Technology (HK) Limited (“Technology HK”)	December 10, 2008	Hong Kong	100%
Media Chance Limited (“Media Chance”)	August 13, 2009	Hong Kong	51%
Time Spring Limited (“Time Spring”)	October 28, 2009	BVI	51%
Shenyang 17vee Move Co. Limited (“17VEESY”) (formerly known as UU Internet Technology (Shenyang) Limited)	November 26, 2009	PRC	67.8%
Glomate Mobile (Beijing) Co., Limited. (“Glomate”)	January 5, 2010	PRC	51%
Tecface Communication & Equipment (Beijing) Limited (“Tecface Communication Equipment Beijing”)	September 16, 2011	PRC	71.9%
17fox Technology (Shenyang) Co. Limited (“17FOXSY”) (formerly known as Tecface International Mobile (Shenyang) Co., Limited)	September 22, 2011	PRC	83.3%
Haihu Intelligent Technology (Shanghai) Limited (“Haihu”)	September 19, 2014	PRC	100%
Beijing Yaxunxinwang Technology Limited (“Yaxunxinwang”)	November 17, 2014	PRC	100%

.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Company and its subsidiaries are collectively referred to as the “Group”.

In 2006, the Group started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers for sales to mobile handset brand owners and electronic products wholesale distributors. Since 2008, the Group generated the majority of its revenue from sales of these products. In 2009, the Group started generating revenue from mobile game design and other related services. In 2010, the Group acquired Citylead Limited with its subsidiaries and affiliate (the “Citylead Group”) and started to sell mobile phones under “QIGI” brand. In June of 2015, the Group sold the Citylead Group for its book value of $21,424 resulted in neither gain nor loss. The Group also developed its own brands, including “Tecface”, “17FOX” and “MOBIFOX”.

The Company has scaled down competitively challenged product lines within its Mobile Phone Business segment and has continued to progress the development of its real estate portfolio in its Real Estate Business Segment (See Note 22).

Variable interest entity (“VIE”)

QIGI&BODEE Technology (Beijing) Co., Limited (“QIGI Technology”) was jointly owned by Mr. Xu Enhai and Ms. Han Deling for 66.7% and 33.3%, respectively. Citylead Limited, through Tecface International Technology Limited entered into a number of contractual agreements with QIGI Technology and its equity owners on February 5, 2010. Tecface International Technology Limited has the power to direct the activities that most significantly affect the QIGI Technology’s economic performance and the ability to receive the majority of expected residual returns of QIGI Technology. Since the Group sold the Citylead Group in June of 2015, the series of contractual arrangements, including but not limited to equity pledge agreement, exclusive option agreement, power of attorney and exclusive business cooperation agreement that we entered into with QIGI Technology and the nominee shareholders of QIGI Technology have been terminated and become null and void.

The Group had determined that QIGI Technology was a variable interest entity (“VIE”) as of December 31, 2014 and 2013 as a result of the controlling financial interest discussed above. However, since the Citylead Group was sold in 2015, the Group no longer has a VIE as of December 31, 2015.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation, specifically the revenue, costs and receivables related to real estate business segment. Real estate revenue, costs and receivable of $2,588, $962, and $2,856 for and the year ended December 31, 2014, which has been reflected as a component of income from operations instead of other operating income and expenses. See Note 22 — Operating segment and geographic information.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, provision for inventory written down, allowance for doubtful accounts, valuation allowance for deferred tax assets, impairment for goodwill, put option liability, warranty liabilities, useful lives and impairment for property, plant and equipment and intangible assets. Actual results could differ from those estimates.

Liquidity and uncertainty

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to continue to obtain adequate financing arrangements to support its working capital requirements.

The Group recorded net losses of $2,470, $13,431 and $12,805 for the years ended December 31, 2013, 2014 and 2015, respectively. The Group’s current liabilities exceeded its current assets by $26,359 at December 31, 2015.

Management is of the opinion that it has adequate sources of income and capital to fund the Group’s working capital and capital expenditure requirements, and to meet its short term debt obligations, and commitments as they become due. The sources include, but are not limited to, third party commitments to purchase developed real estate, as well as short term lines of credit extended to 2017 and new lines of credit established after year end.

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

See Note 18 for assets and liabilities measured at fair value on a recurring basis and a non-recurring basis.

Inventories

Inventories of the Group consist of raw materials, finished goods and work in progress. Inventories are stated at the lower of cost or market. Inventory costs also include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to the Group by suppliers. Inventory cost includes the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value taking consideration of estimates of future demand, technology developments, and market conditions.

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

Acquired intangible assets, net

Acquired intangible assets with finite lives are amortized on a straight-line basis over their expected useful economic lives. Amortization is calculated on a straight-line basis over the following estimated useful lives:

Software license	2-5 years
Customer base	5 years
Contract backlog	2 months
Trade name and domain name	4 years

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets and intangible assets with finite lives

The Group reviews its long-lived assets and intangible assets with finite live for impairment whenever events or change in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group would recognize an impairment loss based on the fair value of these assets.

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

Revenue related to mobile phone business segment

(1)	Product sales

Revenue from sales of products, including feature phones and smart phones designed by us and manufactured by Electronics Manufacturing Service (“EMS”) providers, wireless modules as well as other electronic components is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

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

(4)	Brand name phone sales

Revenue from sales of brand name phones, represent mobile phone under our brands including Tecface, 17FOX and MOBIFOX. Our brand phones are designed by us and manufactured by EMS providers. Revenue is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Revenue related to real estate business segment

The Company’s rental income includes rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the term of the lease. Since many of the Company’s leases may provide for rental increases at specified intervals, GAAP requires the Company to record a receivable, and include in revenues on a straight-line basis, unbilled rent receivables that the Company will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. The Company defers the revenue related to lease payments received from tenants in advance of their due dates.

Rental revenue recognition commences when the tenant takes possession or controls the physical use of the leased space. For the tenant to take possession, the leased space must be substantially ready for its intended use. To determine whether the leased space is substantially ready for its intended use, the Company evaluates whether the Company owns or the tenant owns the tenant improvements. When the Company is the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such improvements are substantially complete. When the Company concludes that the Company is not the owner (as the tenant is the owner) of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space. When the Company concludes that the Company is the owner of tenant improvements, the Company records the cost to construct the tenant improvements, including costs paid for or reimbursed by the tenants, as a capital asset. When the Company concludes that the tenant is the owner of tenant improvements for accounting purposes, the Company records its contribution towards those improvements as a lease incentive, which is included in deferred leasing costs, net on the consolidated balance sheets and amortized as a reduction to rental income on a straight-line basis over the term of the lease.

The Company’s leases generally provide for tenant reimbursement of a portion of common area maintenance expenses and other operating expenses to the extent that a tenant’s pro rata share of the expenses exceeds a base year level set in the lease or to the extent that the tenant has a lease on atriple net basis. Such cost recoveries from tenants are net with rent income.

Business taxes

The Group’s PRC subsidiaries are subject to business taxes at the rate of 5% on certain types of services and the related revenues are presented net of business taxes incurred. The Group reports revenue net of business taxes. Business taxes deducted in arriving to net revenue during 2013, 2014 and 2015 totaled $61, $359 and $227, respectively.

Value added tax (“VAT”) and VAT refund

VAT on sales is calculated at 17% on revenue from product and component sales, 6% on revenue from design fees and paid after deducting input VAT on purchases. The Group reports revenue net of VAT. VAT during 2013, 2014 and 2015 totaled $16,903, $15,458 and $10,108, respectively.

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

	2013	2014	2015
Balance at beginning of the year	$83	$179	$193
Provision during the year	149	506	106
Reversal during the year	(55)	(478)	(157)
Exchange difference	2	(14)	(4)

Balance at end of the year	$179	$193	$138

Government subsidies and grants

Some local governments in the PRC give subsidies to companies as an incentive to establish business in their jurisdiction. These government subsidies are recognized as subsidy income in the statements of operations and comprehensive income (loss) when they are received as the Group does not have further obligation to earn these subsidies. The Group recorded government subsidy income of $146, $112 and $162 for the years ended December 31, 2013, 2014 and 2015 respectively.

The Group also receives government grants as compensation of performing government endorsed projects. The grants are refundable until the Group achieves certain performance measures. These government grants are recorded as a liability until earned. The Group recognizes these grants as subsidy income once it completes the relevant projects and achieves the performance measures. The Group recorded such government subsidy income of $211, $649 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively. The amount of $2,180, $4,593 and $4,400 were recorded as a liability on the balance sheets as of December 31, 2013, 2014 and 2015, respectively.

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

Advertising expenses

The Group expenses advertising expenses as incurred. Total advertising expenses were $214, $7,722 and $64 in 2013, 2014 and 2015, respectively and have been included as part of selling and marketing expenses.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries located in the PRC are maintained in their local currency, the RMB, which is also the functional currency of these entities. The financial records of the Group’s subsidiaries located in Hong Kong and BVI are maintained in U.S. dollar, which is also the functional currency of these entities.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not identify significant unrecognized tax benefits for years ended December 31, 2013, 2014 and 2015. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Group’s unrecognized tax benefits would not change significantly within 12 months from December 31, 2015.

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

Except for the put options and long-term loan, the carrying value of all the aforementioned financial instruments approximates their fair value due to the short-term nature of these instruments. The put option is carried at fair value and the long-term loan approximates its carrying value as the loan bears a floating interest rate which approximates the prevailing market interest rate.

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

The following table summarizes net revenues from customers that accounted for 10% or more of the Group’s net revenues for year 2013, 2014 and 2015.

	Net revenues Year ended December 31,
	2013	2014	2015
A	N/A	14.2%	15.5%
B	N/A	13.0%	N/A
C	N/A	10.7%	N/A
D	10.5%	N/A	N/A

	10.5%	37.9%	15.5%

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group’s accounts receivable:

	Accounts receivable As of December 31,
	2014	2015
E	N/A	19.6%
C	N/A	17.9%
F	N/A	16.3%
G	N/A	15.8%
H	28.2%	15.4%
I	25.0%	N/A
A	24.4%	N/A

	77.6%	85.0%

N/A is represented for less than 10%.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based payment

Share-based payment transactions with employees, such as share options and nonvested shares, are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

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

The Group changed the ratio of its American Depositary Shares (“ADSs”) to ordinary shares, par value US$0.00002 per share (“Shares”), from one (1) ADS to fifteen (15) ordinary shares to one (1) ADS to seventy-five (75) ordinary shares (the “Ratio Change”), effective on March 1, 2016. The Ratio Change had the same effect as one-for-five reverse ADS split to the Group’s ADS holders, but no impact on the number of the ordinary shares issued and outstanding and no new shares were issued in connection with the ADS ratio change.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements

In April 2015, the FASB issued authoritative guidance on accounting for Interest-Imputation of Interest (Subtopic 835-30); Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). This update requires that debt issuance cost related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts, without changing existing recognition and measurement guidance for debt issuance costs. The new guidance is required to be applied on a retrospective basis and to be accounted for as a change in an accounting principle. The amendments in this update are effective for consolidated financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years and early adoption of the amendments in this update is permitted. The Company does not expect the adoption of this ASU would have a material impact on the Company’s consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, an amendment to Topic 330 for simplifying the measurement of inventory. The update requires that inventory be measured at the lower of cost and net realizable value where net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendment is intended to provide clarification on the measurement and disclosure of inventory in Topic 330 and not intended for those clarifications to result in any changes in practice. The ASU is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted for all entities and should be applied prospectively. The Company does not expect the adoption of ASU 2015-11 to have a material impact on the Company’s consolidated financial statements.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, to defer the effective date of ASC 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASC 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Management is evaluating the effect, if any, on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The update applies to all entities that present a classified statement of financial position. For public business entities, the ASU is effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual reporting period. The Company has elected to early adopt the ASU, and its effects are reflected in the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The update requires equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It eliminated the requirement for public entities to disclose the method(s) and significant assumptions used to estimate the fair value that is require to be disclosed for financial instruments measured at amortized cost on the balance sheet. For public entities, the ASU is effective for the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the effect, if any, on the Company’s consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

In February 2016, the FASB issued ASU 2016-02, Amendments to the ASC 842 Leases. This update requires lessee to recognize the assets and liability (the lease liability) arising from operating leases on the balance sheet for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Within a twelve months or less lease term, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. If a lessee makes this election, it should recognize lease expense on a straight-line basis over the lease term. In transition, this update will be effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the effect on the Company’s consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update (ASU) 2016-09, Improvements to Employee Share Based Payment Accounting, which amends ASC Topic 718, Compensation – Stock Compensation. The ASU includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements. A new requirement to record all of the tax effects related to share-based payments at settlement (or expiration) through the income statement was the topic that attracted the most attention during the comment letter process, and could have the most significant impact. Currently, tax benefits in excess of compensation cost (“windfalls”) are recorded in equity, and tax deficiencies (“shortfalls”) are recorded in equity to the extent of previous windfalls, and then to the income statement. While the simplification will reduce some of the administrative complexities by eliminating the need to track a “windfall pool,” it will increase the volatility of income tax expense. This change is required to be applied prospectively to all excess tax benefits and tax deficiencies resulting from settlements after the date of adoption of the ASU. The ASU also removes the requirement to delay recognition of a windfall tax benefit until it reduces current taxes payable. For public entities, the amendments in this update are effective for annual periods, beginning after December 15, 2016, and interim periods within those annual periods. The Company is currently evaluating the impact of this ASU on its financial statements and related disclosures.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

3.	ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE, NET

Accounts receivable and notes receivable, net consisted of the following:

	December 31,
	2014	2015
Accounts receivable	$10,603	$22,907
Notes receivable	429	—
Less: allowance for doubtful accounts	(599)	(1,043)

Accounts receivable and notes receivable, net	$10,433	$21,864

Movement of allowance for doubtful accounts was as follows:

	2013	2014	2015
Balance at beginning of the year	$7,796	$543	$599
Charge to expenses	37	426	474
Reversal	(356)	(362)	—
Written-off	(6,949)	—	—
Exchange difference	15	(8)	(30)

Balance at end of the year	$543	$599	$1,043

4.	INVENTORIES, NET

Inventories consisted of the following:

	December 31,
	2014	2015
Raw materials	$9,692	$8,016
Finished goods	4,854	6,222
Work in progress	147	309
Less: inventory provision	(4,597)	(11,439)

Inventories, net	$10,096	$3,108

Movement of allowance for inventory was as follows:

	2013	2014	2015
Balance at beginning of the year	$4,646	$6,128	$4,597
Charge to expenses	1,475	1,643	7,254
Written-off	(149)	(3,019)	—
Exchange difference	156	(155)	(412)

Balance at end of the year	$6,128	$4,597	$11,439

During 2013, 2014 and 2015, the Group recorded provisions for obsolete inventories of $1,475, $1,643 and $7,254, respectively, which were included in cost of sales. The increase in the allowance for inventory was mainly due to the obsolete inventories that were not technologically suitable for future production or sales.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2014	2015
Advance to EMS providers (1)	$23,914	$14,700
Receivable for equipment sales	—	10,441
Receivable for disposal a subsidiary	—	3,112
Value added taxes recoverable	1,713	1,514
Social insurance borne by employee	967	888
Deposits	941	282
Rebate receivable	—	213
Other prepaid and current assets	178	159
Staff advances	192	88
Prepaid royalty fee	161	—
Prepaid testing and tooling fee	85	—

	$28,151	$31,397

(1)	EMS providers manufacture the mobile phone based on the Company’s design.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

6.	ASSETS HELD FOR SALE

In May 2014, the Group entered into an agreement with Guanghuan Xinwang Co Limited (“Guanghuanxinwang”), a third party company for the sale of a floor in a building located in Beijing. The transaction price was approximately $6,335 (RMB 41 million). As of December 31, 2015, the transaction was not completed, and the floor was pledged for Guanghuanxinwang’s bank loan.

In December 2014, the Group entered into another agreement with Guanghuanxinwang for the sale of another three floors in the same building. The transaction price was approximately $24,700 (RMB 160 million). As of December 31, 2015, the transaction was not completed, and the Group expected to complete the sale during 2016. Two of the three floors were pledged for certain of the Group’s loans: (1) one floor with a carrying value of $2,851 at December 31, 2015 was pledged for a twelve-month loan of $6,175 (RMB 40 million) from Beijing Zhichun Branch of Hua Xia Bank to Techfaith Intelligent Handset Beijing; (2) another floor with a carrying value of $2,851 at December 31, 2015 was pledged for a short-term loan of $3,087 (RMB 20 million) from Beijing Bao Rui Tong Pawn Shop to Yaxunxinwang. Those two loans were fully repaid on April 5, 2016, and the above mentioned two floors were released as collateral.

These four floors with a total carrying value of $11,949 and $11,445 were classified as assets held for sale as of December 31, 2014 and 2015, respectively. On April 5, 2016, two of the four floors were released as collateral when the related loans were repaid, as discussed above. The Group had received $20,678 from Guanghuanxinwang as of December 31, 2015, which was recorded as accrued expenses and other current liabilities (see Note12).

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31,
	2014	2015
Office building	$44,750	$58,457
Plant and machinery	12,847	12,307
Software application	8,279	8,063
Furniture, fixtures and equipment	4,621	4,351
Leasehold improvements	4,267	4,087
Motor vehicles	915	863

	75,679	88,128
Less: accumulated depreciation	(27,086)	(29,469)
Impairment of long-lived assets	(30)	(28)
Construction in progress	95,098	147,302

Property, plant and equipment, net	$143,661	$205,933

The Group recorded depreciation expenses of $3,645, $2,620 and $3,606 for the years ended December 31, 2013, 2014 and 2015, respectively. The Group recorded impairment losses of $30, $nil and $nil for the years ended December 31, 2013, 2014 and 2015, respectively.

The property owned by Techfaith Shanghai with a carrying value of $3,836 at December 31, 2015 was pledged for a twelve-month loan of $3,087 (RMB 20 million) from Beijing Zhichun Branch of Hua Xia Bank to Techfaith China. The loan was fully repaid in February 2016 and the pledge was resolved accordingly.

Part of the properties owned by Techfaith Hangzhou with a carrying value of $22,866 at December 31, 2015 was pledged for a twelve-month loan of $7,200 from Beijing Sanyuanqiao Branch of Ping An Bank to Techfaith HK.

A property of Techfaith Intelligent Handset Beijing with a carrying value of $2,783 at December 31, 2015 was pledged for a bank loan to Guanghuanxinwang, a third party company.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

8.	LAND USE RIGHTS, NET

	December 31,
	2014	2015
Land use rights	$11,045	$10,580
Less: accumulated amortization	(798)	(977)

Land use rights, net	$10,247	$9,603

Amortization expenses for land use rights totaled $ $223, $222 and $218 for the years ended December 31, 2013, 2014 and 2015, respectively. Future amortization expenses are $218 per year for each of the next five years after December 31, 2015.

The land use right owned by 17FOXSY with a carrying value of $2,129 at December 31, 2015, is pledged for the three-year loan of $4,631 (RMB 30 million) with a remaining principle of $2,316 as of December 31, 2015 (see Note 14).

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	December 31,
	2014				2015
	Gross carrying amount	Accumulated amortization	Accumulated impairment loss	Net carrying amount	Gross carrying amount	Accumulated amortization	Accumulated impairment loss	Net carrying amount
Intangible assets with finite life:
- Software license	$23,676	$(9,730)	$(8,417)	$5,529	$29,897	$(13,678)	$(8,062)	$8,157
- Customer base	680	(393)	(287)	—	680	(393)	(287)	—
- Contract backlog	20	(20)	—	—	20	(20)	—	—
- Trade name and domain name	1,670	(50)	(1,620)	—	1,670	(50)	(1,620)	—

	$26,046	$(10,193)	$(10,324)	$5,529	$32,267	$(14,141)	$(9,969)	$8,157

The Group recorded amortization expenses of $2,337, $2,696 and $3,744 for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group recorded impairment losses of $3,595, $2,910 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively.

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

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

9.	ACQUIRED INTANGIBLE ASSETS, NET - continued

The future amortization expenses for the net carrying amount of intangible assets with finite lives as of December 31, 2015 were as follows:

Year 2016	$4,288
Year 2017	3,036
Year 2018	833
Year 2019	—
Year 2020 and thereafter	—

$8,157

10.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31,
	2014	2015
Prepayment for construction in progress (see Note22)	$19,705	$97,060
Prepayment for acquisition of land use right	1,934	—

Other non-current assets	$21,639	$97,060

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

Having determined that the goodwill was potentially impaired, the Group proceeded with the second step of the goodwill impairment analysis which involved calculating the impaired fair value of the goodwill by allocating the fair value of the reporting unit to all of its assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. According to that assessment, the Group concluded that goodwill allocated to the Brand name phone sales reporting unit was fully impaired. Consequently, the Group recognized a total impairment loss of $1,242 for the year ended December 31, 2013. There was no goodwill as of December 31, 2014 and 2015.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2014	2015
Deposit received for the sale of property, plant and equipment	$8,086	$20,678
Government subsidies	4,593	4,400
Social insurance and benefits payables	3,907	3,533
Payables for purchases of property plant and equipment	1,871	7,230
Accrued professional fees	1,257	916
Payables to suppliers	1,243	5,038
Accrued operating expenses	1,201	581
Accrued wages	770	760
Accrued interest expense	407	19
Other tax payables	362	565
Commission payable	236	307
Warranty provision	193	138
Contract deposit for constructor	73	218
Others	—	619

	$24,199	$45,002

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

13.	SHORT-TERM LOANS

On June 25, 2012 and September 5, 2012, Techfaith BVI (a wholly owned subsidiary of the Group) obtained three loans of $5,350, $5,000 and $5,000 denominated in U.S. dollars from an independent third party (the “Lender”) to fund its investment in 17FOXSY, one of the Group’s subsidiaries. These loans were due on demand by the Lender after one year from the date the loan agreements. These loans were non-interest bearing and uncollateralized. In 2013, the Group signed the supplemental agreements, according to which the maturity of loans are extended and due on demand of the Lender after the second anniversary of the loans or other date mutually agreed and the loans are bearing an annual interest rate of 2% in the second year. In 2014, the Group repaid principle of $1,100. In June of 2015, the Group entered into an agreement with the lender and the Group sold the QIGI to repay the remaining principle of $14,250 and unpaid accrued interest of $545.

On December 23, 2014, One Net, one subsidiary of the Group, obtained an eleven-month loan of $487 (RMB 3 million) from Beijing Jiuxianqiao Branch of Bank of Beijing to fund working capital in daily operations. The loan bore an annual interest rate of 8.4% and was guaranteed by Mr. Defu Dong, the Chairman and Chief Executive Office and Mr. Deyou Dong, the Director, President and Chief Operating Officer of the Group. The loan was fully repaid in November 2015.

On February 2, 2015, Techfaith China, one subsidiary of the Group, obtained a twelve-month loan of $3,087 (RMB 20 million) from Beijing Zhichun Branch of Hua Xia Bank to fund working capital in daily operations. The loan bore an annual interest rate of 7% and was guaranteed by Techfaith Intelligent Handset Beijing, one subsidiary of the Group. The loan was pledged by the property owned by Techfaith Shanghai with a carrying value of $3,836 at December 31, 2015. The loan was fully repaid in February 2016.

On February 12, 2015, Techfaith Intelligent Handset Beijing, one subsidiary of the Group, obtained a twelve-month loan of $6,175 (RMB 40 million) from Beijing Zhichun Branch of Hua Xia Bank to fund working capital in daily operations. The loan bore an annual interest rate of 6.16% and was guaranteed by a property owned by Yaxunxingwang with a carrying value of $2,851 at December 31, 2015. The loan was fully repaid in February 2016.

On October 9, 2015, Yaxunxinwang, one subsidiary of the Group, obtained a thirty-day loan of $3,087 (RMB 20 million) from Beijing Bao Rui Tong Pawn Shop to fund working capital in daily operations. The loan was renewed for another thirty day on November 8, 2015, December 8, 2015, January 7, 2016, February 6, 2016, and March 7, 2016 respectively. The loan bore an annual interest rate of 30% and was guaranteed by the property owned by Yaxunxinwang with a carrying value of $2,851 at December 31, 2015. The loan was fully repaid on April 5, 2016.

On October 26, 2015, Techfaith HK, one subsidiary of the Group, obtained a twelve-month loan of $7,200 from Beijing Sanyuanqiao Branch of Ping An Bank to fund working capital in daily operations. The loan bears an annual interest rate of 2.3319% and is guaranteed by Techfaith China. The loan was guaranteed by the properties owned by Techfaith Hangzhou with a carrying value of $22,866 at December 31, 2015.

On December 28, 2015, One Net, one subsidiary of the Group, obtained a twelve-month loan of $309 (RMB 2 million) from Beijing Beiqinglu Branch of Bank of Beijing to fund working capital in daily operations. The loan bears an annual interest rate of 6.525% and is guaranteed by Mr. Defu Dong, the Chairman and Mr. Deyou Dong, the Director, President and Chief Executive Office of the Group.

For the years ended December 31, 2013, 2014 and 2015, interest expenses on short-term loans amounted to $115, $293 and $968 respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

14.	LONG-TERM LOANS

On January 26, 2014, 17FOXSY, received a three-year loan of $4,631 (RMB 30 million) from Shenyang Shenbei Chuangzhan Financing Service Group Co., Ltd., a third party financial institution, through the Liaoning Branch of Bank of Communications, at a floating interest rate of 10% above the three-year prime rate as announced by the Peoples’ Bank of China. The loan is pledged by a land use right owned by 17FOXSY with a carrying value of $2,129 at December 31, 2015. The interest is payable quarterly and the principle is payable in installments semi-annually through January 19, 2017. 17FOXSY intended to use the proceeds to construct a plant in Shenyang and to purchase related equipment and machineries. For the year ended December 31, 2014, the interest expense on this long term loan was $274 of which $64 was capitalized and recorded as a part of construction in progress. For the year ended December 31, 2015, the interest expense on this long term loan was $175 of which $41 was capitalized and recorded as a part of construction in progress.

The Group repaid the principle of borrowings of $812 (RMB 5 million) and $1,592 (RMB 10 million) in 2014 and 2015 respectively. The Group expects to repay the remaining principle of borrowings of $1,544 (RMB 10 million) and $772 (RMB 5 million) during the years ended December 31, 2016 and 2017, respectively.

In April 2010, the Company entered into a shareholders’ agreement with Billion Team Asia Limited to establish Time Spring, one of the consolidated entities. Pursuant to this shareholders’ agreement, Time Spring received a loan of $290 from Billion Team Asia Limited as its paid-in capital contributed to Glomate, the wholly owned subsidiary of Time Spring in China. This loan is non-interest bearing and uncollateralized. There is no repayment date specified in the agreement. The lender, also the shareholder, has been inactive for the past couple of years and has not demanded repayment. The Company does not expect to repay the loan within twelve months from December 31, 2015. The Company recorded the loan as long-term loan on the consolidated balance sheet.

15.	NOTES PAYABLE

In September and October, 2014, Techfaith Beijing, one of the Group’s subsidiaries, entered into two agreements with Bank of Jiangsu to issue two one-year interest free bank acceptances with the total amount of $9,670 to EMS providers. These bank acceptances were secured by the Group’s deposit of $4,835 held in the designated bank account and a land use right in Beijing with a carrying value of $7,976 as of December 31, 2014. The bank acceptances were also guaranteed by Mr. Defu Dong, the Chairman and Chief Executive Office. The note payable has been paid as of December 31, 2015.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

16.	INCOME TAXES

Cayman Islands

The Company and TechSoft Holding are tax exempted companies incorporated in the Cayman Islands.

British Virgin Islands

Under the current BVI law, income from Techfaith BVI, Great Earnest, 798 Entertainment, Finest Technology, Infoexcel Technology, Charm Faith, Fair Nice and Time Spring are not subject to taxation.

Hong Kong

No provision for Hong Kong Profits Tax was made for the years ended December 31, 2013, 2014 and 2015 on the basis that Techfaith HK, Technology HK and Media Chance did not have any assessable profits arising in or derived from Hong Kong.

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

Techfaith Shanghai is a qualified manufacturing foreign investment enterprise located in Shanghai Pudong according to the old EIT law prior to January 1, 2008, obtained HNTE in December 2008 and renewed the HNTE status in 2011 and 2014, respectively.

One Net obtained the HNTE in September 2010 and renewed the HNTE status in 2013 under the EIT Law. Beginning from 2010, the tax rate for One Net is 15%.

The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates, are presented in the following table.

Subsidiaries	2013	2014	2015	2016	2017
Techfaith China	15.0%	15.0%	15.0%	15.0%	15.0%
Techfaith Intelligent Handset Beijing	15.0%	25.0%	25.0%	25.0%	25.0%
Techfaith Shanghai	15.0%	15.0%	15.0%	15.0%	15.0%
One Net	15.0%	15.0%	15.0%	15.0%	15.0%

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

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are taxable upon distribution to the Company of approximately $190,252, $186,977 and $164,724 at December 31, 2013, 2014 and 2015, respectively. The Group did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax. If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax. It is not practical to determine the amount of any unrecognized deferred tax liability on those undistributed earnings. If the Group were to distribute such unremitted earnings, the Group would be subject to the dividend withholding taxes of approximately $10,261.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

16.	INCOME TAXES - continued

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive income (loss) were as follows:

	2013	2014	2015
Current tax	$2,146	$438	$1,024
Deferred tax	—	—	(28)

	$2,146	$438	$996

All of the income taxes are related to the PRC entities of the Group.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	December 31,
	2014	2015
Deferred tax assets:
Accrued expenses	$1,123	$716
Product warranty provision	14	8
Allowance for doubtful accounts	61	275
Inventory provision	715	1,973
Depreciation and amortization	2,908	2,978
Net operating loss carry forwards	5,164	4,370
Less: Valuation allowance	(9,985)	(10,320)

Net deferred tax assets	$—	$—

Reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 25% to income before income taxes and actual provision for income taxes is as follows:

	2013	2014	2015
Loss before income tax	$(825)	$(14,630)	$(12,101)
Tax provision at PRC enterprise income tax rate of 25%	(206)	(3,658)	(3,025)
Expenses not deductible for tax purposes	813	649	2,338
Preferential tax rates granted to PRC entities	94	99	333
Effect of the different income tax rates in other jurisdictions	345	787	1,011
Changes in valuation allowances	(141)	1,976	335
Expired operating loss carry forwards	1,241	585	4

	$2,146	$438	$996

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

16.	INCOME TAXES - continued

Operating loss carry forwards of $7,028, $3,280 and $17 expired during 2013, 2014 and 2015 respectively; therefore the effects of income tax are $1,241, $585 and $4 in 2013, 2014 and 2015 respectively. As of December 31, 2015, the Group had $41,358 operating loss carry forwards that expire from 2016 through 2020, which will be available to offset future taxable income.

The Group determines whether or not a valuation allowance is required at the level of each taxable entity. The deferred tax assets arose in companies which are not expected to have any significant taxable income in the foreseeable future and consequently full provision has been made against the deferred tax assets of those entities.

Without the preferential tax rates granted to PRC entities, income tax expense would have decreased by approximately $94, $99 and $333 for the years ended December 31, 2013, 2014 and 2015, respectively, representing an increased in the basic and diluted earnings per share of $0.00, $0.00 and $0.00, for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group has concluded that there are no significant unrecognized tax positions requiring recognition in financial statements for the years ended December 31, 2013, 2014 and 2015. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s subsidiaries. In accordance with relevant PRC tax administration laws, tax years from 2009 to 2015 of the Group’s PRC subsidiaries remain subject to tax audits as of December 31, 2015 at the tax authority’s discretion.

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

The fair value of TechSoft Holding’s ordinary share is determined using the income approach valuation methodology that applied a discounted cash flow model for TechSoft Holding. Changes in fair value of the Put Option amounting to $150, $210 and $210 during the years ended December 31, 2013, 2014 and 2015, respectively, are reflected on the consolidated statements of operations and comprehensive income (loss).

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

The following tables set forth, by level with the fair-value hierarchy, the fair value of the Group’s financial liabilities measured on a recurring basis:

	December 31, 2014
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Put option	—	—	$2,040	$2,040

	December 31, 2015
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Put Option	—	—	$2,250	$2,250

The following table summarizes the movement of the balances of the put option liability measured at fair value on a recurring basis using significant unobservable inputs (level 3) during years ended December 31, 2014 and 2015:

Balance as of January 1, 2014	$1,830
Change in fair value	210

Balance as of December 31, 2014	$2,040
Change in fair value	210

Balance as of December 31, 2015	$2,250

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

18.	FAIR VALUE - continued

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group measured certain long-lived assets at their fair value on a nonrecurring basis as results of the impairment loss of $3,625, $2,910 and $nil recognized during 2013, 2014 and 2015 respectively, as set out in Note 9. The fair value was determined using models with significant unobservable inputs which were classified as Level 3 inputs, primarily the discounted future cash flow.

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

A summary of the share option activity during the years ended December 31, 2013, 2014 and 2015 are as follows:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life
Outstanding at January 1, 2013	35,801,636	$0.279	8.5
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	(3,840,000)	$0.254	—

Outstanding at December 31, 2013	31,961,636	$0.258	7.5
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	(1,620,000)	—	—

Outstanding as of December 31, 2014	30,341,636	$0.259	6.5
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	(960,000)	—	—

Outstanding as of December 31, 2015	29,381,636	$0.259	5.5
Exercisable as of December 31, 2015	29,381,636	$0.259	5.5
Vested as of December 31, 2015	29,381,636	$0.259	5.5

During 2013, 2014 and 2015, the Group recognized compensation expense of $1,246, $753 and $nil, respectively. No options were exercised during the years ended December 31, 2013, 2014 and 2015.

No unrecognized compensation as of December 31, 2015 as all the options were vested.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

20.	CAPITAL CONTRIBUTION AND REDUCTION FROM NONCONTROLLING SHAREHOLDERS

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

On September 16, 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and Beijing E-town International Investment and Development Co., Ltd., or BEIID, established a joint venture, Tecface Communication Equipment (Beijing) Ltd. Techfaith Hangzhou and Techfaith Intelligent Handset Beijing respectively held 49.0% and 11.0% of the equity interest of Tecface Communication Equipment Beijing, and BEIID held the remaining 40.0% share equity of this entity. BEIID had contributed $19,203 into Techfaith Intelligent Handset Beijing as of October 11, 2015. In October 2015, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and BEIID agreed that BEIID to withdraw US$8,120 from its original contribution. As of December 31, 2015, BEIID have contributed US$11,083 and holds the remaining 28.1% equity interest.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

21.	RELATED PARTY TRANSACTIONS

The name and nature of the relationships with related parties are as follow:

Name	Relationship with the Group
Yizhuang Jingxinyuan Investment
And Development Co., Ltd (“Jingxinyuan”)	Controlled by Mr. Defu Dong
Yunhu Times Technology Limited (“Yunhu Times”)	Controlled by Mr. Defu Dong

(a)	For the years ended December 31, 2015, the Group conducted transactions with Yunhu Times, which included purchase of raw materials amounted to $127 and sales of mobile phone products amounted to $2,195, respectively. As of December 31, 2015, amounts due from a related party were as follow:

	December 31,
	2014	2015
Trade receivable:
Yunhu Times	$—	$821

Other receivable:
Yunhu Times	$—	$66

(b)	As of December 31, 2014 and 2015, amount due to a related party were as follow:

	December 31,
	2014		2015
Jingxinyuan	$178	(1)	$—

(1)	The amount represents the rental expense payable to Jingxinyuan. The amount due to a related party is unsecured and non-interest bearing.

In October, 2014, the Group entered into a three-year lease agreement with Jingxinyuan to rent office spaces of 5,462 square meters in Beijing. The rental expense was $178 and $nil for the year ended December 31, 2014 and 2015, respectively. Defu Dong ceased control of Jingxinyuan in November 2015.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

22.	OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has determined that the business segments that constitute its primary reporting segments are Mobile phone business and Real estate considering the differences in products, which is consistent with the Group’s internal financial reporting structure.

The Group uses gross profit as the performance measure of each operating segment.

The financial information for each operating segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment is as follows:

	2013	2014	2015
Revenues
- Mobile phone business	$119,507	$96,668	$60,194
- Real estate	1,161	2,588	4,415

Total net revenues	120,668	99,256	64,609

Cost of sales
- Mobile phone business	(102,670)	(88,453)	(56,802)
- Real estate	(426)	(962)	(1,096)

Total cost of revenues	(103,096)	(89,415)	(57,898)

Gross profit	$17,572	$9,841	$6,711

The Group’s chief operating decision maker only reviews revenues and cost of revenues for each operating segment. Operating and other income and expenses are not allocated to each segment.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

22.	OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION - continued

	December 31,
	2014	2015
Assets
- Mobile phone business assets:	$238,210	$73,390
- Cash and cash equivalents	170,960	514
- Restricted cash	4,835	—
- Accounts receivable, net	7,148	21,146
- Accounts receivable due from a relate party	—	821
- Notes receivable, net	429	—
- Amount due from a relate party	—	66
- Inventories, net	10,096	3,108
- Prepaid expenses and other current assets	28,151	31,397
- Property, plant and equipment, net	11,062	8,181
- Acquired intangible assets, net	5,529	8,157
- Real estate assets:	$179,290	$316,578
- Cash and cash equivalents	—	—
- Accounts receivable, net	2,856	718
- Assets held for sale	11,949	11,445
- Property, plant and equipment, net	132,599	197,752
- Land use rights, net	10,247	9,603
- Other non-current assets	21,639	97,060

Total assets	$417,500	$389,968

	2013	2014	2015
Total expenditures for purchase of long-lived assets:
- Mobile phone business	8,882	15,988	5,865
- Real estate	10,544	59,108	147,813

Total capital expenditure	$19,426	$75,096	$153,678

Geographic information

Revenues, classified by the major geographic areas in which the Group’s customers are located (for design contract and game related revenue, based on the address of the customer who contracted with the Group; for product sales, based on the address to which the Group ships products), are as follows:

	2013	2014	2015
Revenues from the PRC	$109,563	$81,305	$52,477
Revenues from countries other than the PRC	11,105	17,951	12,132

Total revenues	$120,668	$99,256	$64,609

The company did not have any significant long lived assets outside the PRC.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

23.	COMMITMENTS

(a)	Capital commitments

As of December 31, 2015, capital commitments for construction of property are as follows:

Year 2016	$1,000
Year 2017 and thereafter	36,608

$37,608

(b)	Purchase commitments

The Group uses EMS providers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Group enters into contracts with certain manufacturers that allow them to procure inventory based on criteria defined by the Group. As of December 31, 2015, the Group had commitments under non-cancellable contracts that future minimum purchases are $1,742 in 2016 and thereafter.

(c)	Operating lease as lessee

The Group has entered into operating lease agreements for its office spaces in the PRC. The group recognized rent expenses under such arrangements on a straight-line basis over the term of the leases Rental expenses under such operating leases were $2,037, $2,028 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

24.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years indicated:

	2013	2014	2015
Net loss attributable to China Techfaith Wireless Communication Technology Limited (numerator), basic	$(2,470)	$(13,431)	$(12,805)

Net loss attributable to China Techfaith Wireless Communication Technology Limited (numerator), diluted	$(2,470)	$(13,431)	$(12,805)

Shares (denominator):
Weighted average ordinary shares outstanding	794,003,193	794,003,193	794,003,193
Effect of dilutive securities:

Weighted average shares used in computing diluted net income per share	794,003,193	794,003,193	794,003,193

Net loss attributable to China Techfaith Wireless Communication Technology Limited per share, basic	$(0.00)	$(0.02)	$(0.02)

Net loss attributable to China Techfaith Wireless Communication Technology Limited per share, diluted	$(0.00)	$(0.02)	$(0.02)

The Group had securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share as their effects would have been anti-dilutive. Such securities consisted of 31,961,636, 30,341,636 and 29,381,636 options outstanding as of December 31, 2013, 2014 and 2015, respectively.

25.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group located in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries.

The total provisions for such employee benefits were $1,701, $1,259 and $964 for the years ended December 31, 2013, 2014 and 2015, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

26.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The appropriations to these reserves by the Group’s subsidiaries in the PRC were $23,730, $23,755 and $22,258 for the years ended December 31, 2013, 2014 and 2015, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Group’s subsidiaries in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s subsidiaries in the PRC not available for distribution, was $214,591, $195,787 and $202,614 as of December 31, 2013, 2014 and 2015, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

27.	SUBSEQUENT EVENTS

In January 2016, Techfaith China, one of the Group’s subsidiaries, entered into agreements with Bank of Jiangsu to issue eight five-month to six-month interest free bank acceptances with the total amount of $15,437 (RMB 100 million) to an EMS provider. These bank acceptances were secured by the Group’s deposit of $7,719 held in the designated bank account and a land use right in Beijing with a carrying value of $7,475 as of December 31, 2015. The bank acceptances were also guaranteed by Mr. Defu Dong, the Chairman of the Group.

On February 12, 2016, the Group changed the ratio of its American Depositary Shares (“ADSs”) to ordinary shares, par value US$0.00002 per share (“Shares”), from one (1) ADS to fifteen (15) ordinary shares to one (1) ADS to seventy-five (75) ordinary shares (the “Ratio Change”), effective on March 1, 2016. The Ratio Change had the same effect as one-for-five reverse ADS split to the Group’s ADS holders, but no impact on the number of the ordinary shares issued and outstanding and no new shares were issued in connection with the ADS ratio change.

On March 30, 2016, Techfaith Intelligent Handset Beijing, one subsidiary of the Group, obtained a twelve-month loan of $6,175 (RMB 40 million) from Shuangxiu Branch of Beijing Bank to fund working capital in daily operations. The loan bears an annual interest rate of 5.22% and is guaranteed by the property owned by Techfaith China, one subsidiary of the Group.

On April 6, 2016, Techfaith China, one subsidiary of the Group, obtained a twelve-month loan of $3,087 (RMB 20 million) from Shuangxiu Branch of Beijing Bank to fund working capital in daily operations. The principal is payable in installments semi-annually. The loan bears an annual interest rate of 5.22% and is guaranteed by the property owned by Techfaith Shanghai, one subsidiary of the Group.

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

(Unaudited)

	December 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$—	$1
Prepaid expenses and other current assets	—	2,869
Amounts due from subsidiaries	107,023	125,662

Total current assets	107,023	128,532

Investment in subsidiaries	188,652	142,058

TOTAL ASSETS	$295,675	$270,590

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$2,047	$2,257

Total current liabilities	$2,047	$2,257

Equity:
Ordinary shares ($0.00002 par value;
50,000,000,000,000 shares authorized; 794,003,193 and 794,003,193 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	16	16
Additional paid-in capital	144,836	144,836
Accumulated other comprehensive income	48,068	35,578
Retained earnings	100,708	87,903

Total equity	293,628	268,333

TOTAL LIABILITIES AND EQUITY	$295,675	$270,590

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data)

(Unaudited)

	Years ended December 31,
	2013	2014	2015
Net revenues	$—	$—	$—

Operating expenses:
General and administrative (including share-based compensation expenses $633, $382 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively)	(671)	(420)	85
Selling and marketing (including share-based compensation expenses $220, $133 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively)	(220)	(133)	—
Research and development (including share-based compensation expenses $393, $238 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively)	(393)	(238)	—

Total operating expenses	(1,284)	(791)	85

Other operating income	—	—	—

Loss from operations	(1,284)	(791)	85
Equity in loss of subsidiaries	(1,036)	(12,430)	(12,680)
Change in fair value of the Put Option	(150)	(210)	(210)

Loss before income taxes	(2,470)	(13,431)	(12,805)
Income taxes	—	—	—

Net loss	$(2,470)	$(13,431)	(12,805)

Other comprehensive income, net of tax
Foreign currency translation adjustment	9,019	(7,773)	(12,490)

Comprehensive income (loss)	$6,549	$(21,204)	$(25,295)

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Number	Amount
Balance at January 1, 2013	794,003,193	$16	$142,837	$46,822	$116,609	$306,284
Foreign currency translation adjustments	—	—	—	9,019	—	9,019
Share-based compensation	—	—	1,246	—	—	1,246
Net loss	—	—	—	—	(2,470)	(2,470)

Balance at December 31, 2013	794,003,193	16	144,083	55,841	114,139	314,079
Foreign currency translation adjustments	—	—	—	(7,773)	—	(7,773)
Share-based compensation	—	—	753	—	—	753
Net loss	—	—	—	—	(13,431)	(13,431)

Balance at December 31, 2014	794,003,193	16	144,836	48,068	100,708	293,628
Foreign currency translation adjustments	—	—	—	(12,490)	—	(12,490)
Net loss	—	—	—	—	(12,805)	(12,805)

Balance at December 31, 2015	794,003,193	$16	$144,836	$35,578	$87,903	$268,333

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data)

(Unaudited)

	Years ended December 31,
	2013	2014	2015
Operating activities:
Net loss	$(2,470)	$(13,431)	$(12,805)
Adjustments to reconcile net loss to net cash provided in operating activities:
Share-based compensation	1,246	753	—
Change in fair value of the Put Option	150	210	210
loss on investment in subsidiaries	1,036	12,430	12,680
Change in operating assets and liabilities:
Prepaid expenses and other current assets	—	—	(10)
Amounts due from subsidiaries	38	37	(74)

Net cash (used) provided in operating activities	—	(1)	1

Net (decrease) increase in cash and cash equivalents	—	(1)	1
Cash and cash equivalents at the beginning of the year	1	1	—
Cash and cash equivalents at the end of the year	$1	$—	$1

PARENT COMPANY ONLY

NOTES TO THE CONDENSED FINANCIAL INFORMATION

(In thousands of U.S. dollars, except share and per share data)

(Unaudited)

1.	BASIS FOR PREPARATION

The Condensed Financial Information of the Parent Company only has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used equity method to account for its investment in its subsidiaries.

Comprehensive income includes net income and foreign currency translation adjustments. The Group presents the components of net income, the components of other comprehensive income and total comprehensive income in single continuous statement of comprehensive income.

2.	INVESTMENTS IN SUBSIDIARIES

The Company and its subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Parent Company’s share of income and losses from its subsidiaries is reported as earnings from subsidiaries in the accompanying condensed financial information of parent company.

3.	INCOME TAXES

The Parent Company is a tax exempted company incorporated in the Cayman Islands.