Form 20-F/A
period 2015-12-31
China Techfaith Wireless Communication Technology LTD
filed 2016-12-30
CIK 1316317

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

EXPLANATORY NOTES

This amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) hereby amends Item 16F., the Report of Independent Registered Public Accounting Firm, and Schedule 1 to the consolidated financial statements of the Company contained in the 2015 Form 20-F. The 2015 Form 20-F was originally filed with the Securities and Exchange Commission on April 29, 2016 (the “Original Report”). This Amendment No. 1 is prepared solely for the purposes of (i) correcting a typo in Item 16F. to refer to each of the financial statements for the years ended and as of December 31, 2004 to 2014, (ii) adding Friedman LLP’s audit opinion on the financial statement schedule (Additional Information — Schedule I) of the consolidated financial statements of the Company contained in the 2015 Form 20-F, and (iii) re-filing Exhibit 15.3.

This Amendment No. 1 speaks as of the filing date of the Original Report. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2015 Form 20-F or reflect any events that have occurred since April 29, 2016.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 and furnishing the certifications required under Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

PART II

ITEM 16F. Change in Registrant’s Certifying Accountant

On September 3, 2015, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, as our independent registered public accounting firm, and engaged Friedman LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements.

Deloitte’s audit report on our company’s consolidated financial statements as of and for the years ended December 31, 2004 to 2014 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte did not audit any financial statements of our company as of any date or for any period subsequent to December 31, 2014.

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

1

PART III

ITEM 19. Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.1	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.4	CDMA Modem Card License Agreement dated March 9, 2004 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.5	Investor Rights Agreement dated June 9, 2009 among the Registrant, Leo Technology Limited, now renamed 798 Entertainment Limited, affiliates of IDGVC Partners, Infiniti Capital Limited and other parties thereto (incorporated by reference to Exhibit 2.6 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 19, 2010).

4.6	Shareholders’ Agreement dated April 22, 2011 between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd. (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.7	Agreement dated May 10, 2011 between Techfaith BVI and the Administration Committee of Shenyang Puhe New Town (“PuHe”) (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

2

Exhibit Number	Document

4.8	Translation of Supplemental Agreements dated June 17, 2011 and July 4th, 2011, respectively, between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd., to Shareholders’ Agreement dated April 22, 2011 between the same parties (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

4.9†	Software licensing agreement dated November 8, 2012 between Techfaith Wireless Technology Group Limited and MediaTek Inc. (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.10	Summary translation of construction agreement dated September 11, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Bazhong Guangsha Construction and Installment Project Co., Ltd. (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.11	Summary translation of construction agreement dated April 20, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Jiangsu Huakun Construction Project Co., Ltd. (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.12	Summary translation of construction agreement dated June 26, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing Zhongtai Zhongli Construction Project Co., Ltd.(incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.13	Summary translation of construction agreement dated October 8, 2012 between 17fox Technology (Shenyang) Co. Limited and Benxi Steel (Group) No. 2 Construction Engineering Co., Ltd. .(incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 25, 2009).

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1***	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2***	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

3

Exhibit Number	Document

15.2*	Consent of Beijing Tian Yuan Law Firm.

15.3**	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission

101INS*	XBRL Instance Document

101SCH*	XBRL Taxonomy Extension Schema Document

101CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Previously filed with the annual report on Form 20-F on April 29, 2016.
†	Confidential treatment was granted with respect to portions of this exhibit and such confidential treatment portions were deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
**	Filed with this Amendment No.1 to the annual report on Form 20-F
***	Furnished with this Amendment No.1 to the annual report on Form 20-F

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

By:	/s/ Deyou Dong
Name:	Deyou Dong
Title:	Chief Executive Officer

Date: December 30, 2016

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of China Techfaith Wireless Communication Technology Limited

We have audited the accompanying consolidated balance sheet of China Techfaith Wireless Communication Technology Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2015, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the year then ended. Our audit also included the financial statement schedule (Additional Information-Schedule I). The Company’s management is responsible for these consolidated financial statements and financial statement schedule. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule (Additional Information-Schedule I), when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Friedman LLP

New York, NY

April 29, 2016, except for Additional Information-Schedule I, which is dated December 30, 2016

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

ADDITIONAL INFORMATION - SCHEDULE I

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

ADDITIONAL INFORMATION - SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2013	2014	2015
Net revenues	$—	$—	$—

Operating expenses:
General and administrative (including share-based compensation expenses $633, $382 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively)	(671)	(420)	85
Selling and marketing (including share-based compensation expenses $220, $133 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively)	(220)	(133)	—
Research and development (including share-based compensation expenses $393, $238 and $nil for the years ended December 31, 2013, 2014 and 2015, respectively)	(393)	(238)	—

Total operating expenses	(1,284)	(791)	85

Other operating income	—	—	—

Loss from operations	(1,284)	(791)	85
Equity in loss of subsidiaries	(1,036)	(12,430)	(12,680)
Change in fair value of the Put Option	(150)	(210)	(210)

Loss before income taxes	(2,470)	(13,431)	(12,805)
Income taxes	—	—	—

Net loss	(2,470)	(13,431)	(12,805)
Other comprehensive income, net of tax
Foreign currency translation adjustment	9,019	(7,773)	(12,490)

Comprehensive income (loss)	$6,549	$(21,204)	$(25,295)

ADDITIONAL INFORMATION - SCHEDULE I

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

ADDITIONAL INFORMATION - SCHEDULE I

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