Form 20-F
period 2016-12-31
China Techfaith Wireless Communication Technology LTD
filed 2017-04-27
CIK 1316317

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

Jay Ji

Senior Vice President, Director of Investor Relations

China Techfaith Wireless Communication Technology Limited

Tower D, Mfox Plaza, Ke Chuang 12th Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 101111

People’s Republic of China

Phone: +86 10 5822 8866

Email: ir@techfaith.cn

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

In this annual report, unless otherwise indicated,

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“RMB” refers to Renminbi, the legal currency of China, and “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our ordinary shares and “ADSs” refers to our American depositary shares, each of which represents 75 ordinary shares;

•	“we,” “us,” “our company,” “our” and “Techfaith” refer to China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entity;

•	“17FOXSY” refers to 17fox Technology (Shenyang) Co. Limited (formerly known as Tecface International Mobile (Shenyang) Co. Limited), our 83.3% owned subsidiary in China;

•	“Citylead” refers to Citylead Limited, our wholly owned subsidiary in the British Virgin Islands (“BVI”) until June 2015, when Citylead and its subsidiary and variable interest entity were sold to an unrelated third party;

•	“Fair Nice” refers to Fair Nice Technology Limited, our wholly owned subsidiary in the BVI;

•	“Glomate” refers to Glomate Mobile (Beijing) Co., Limited, our 51.0% owned subsidiary in China;

•	“One Net” refers to One Net Entertainment Limited formerly known as Techfaith Interactive Technology (Beijing) Limited, our 67.8% owned subsidiary in China;

•	“QIGI Technology” refers to QIGI&BODEE Technology (Beijing) Co., Limited, our previous variable interest entity in China, which was sold to an unrelated third party in June of 2015;

•	“Tecface Communication Equipment Beijing” refers to Tecface Communication & Equipment (Beijing) Limited, our 71.9% owned subsidiary in China;

•	“Tecface International Technology” refers to Tecface International Technology Limited (formerly known as QIGI&BODEE International Technology (Beijing) Limited), our previous wholly owned subsidiary in China, which was sold to an unrelated third party in June of 2015;

•	“Tecface Technology” refers to Tecface Communication Technology (Beijing) Limited (formerly known as STEP Technologies (Beijing) Co., Ltd), our wholly owned subsidiary in China;

•	“Techfaith China” refers to Techfaith Wireless Communication Technology (Beijing) Limited, our wholly owned subsidiary in China;

•	“Techfaith Hangzhou” refers to Techfaith Wireless Communication; Technology (Hangzhou) Limited;

•	“Techfaith Intelligent Handset Beijing” refers to Techfaith Intelligent Handset Technology (Beijing) Limited, our wholly owned subsidiary in China as of December 31, 2016;

•	“Techfaith Shanghai” refers to Techfaith Wireless Communication Technology (Shanghai) Limited, our wholly owned subsidiary in China; and

•	“TechSoft” refers to Techfaith Software (China) Limited, a wholly owned subsidiary located in China, of Techfaith Software (China) Holding Limited, our 70.0% owned joint venture incorporated in the Cayman Islands with QUALCOMM Incorporated.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which are not included in this annual report.

On March 1, 2017, we restructured our ownership of Techfaith Intelligent Handset Beijing to facilitate a sale of this company and its real estate portfolio, including land used rights, property and constructions in progress located in the Xihongmen area of Beijing, and a floor in a building located in Beijing. In December 2016, part of our real estate business has been presented as discontinued operations in accordance with U.S. GAAP in our consolidated financial statements. Our historical financial statements are restated to present discounted operations separately.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(In thousands, except number of shares and per share data)
Consolidated Statement of Comprehensive Income (Loss) Data
Net revenues	$137,229	$120,194	$98,300	$63,668	$60,958
Gross profit	31,009	17,249	8,998	5,844	12,452
Operating expenses	(30, 806)	(21,306)	(25,953)	(17,518)	(15,875)
Government subsidy income	232	357	761	162	20
Other operating income (expenses)	1,124	960	24	(132)	—
Other operating income-net gain from sale of real estate	—	—	—	—	14,939
Income (loss) from operations	1,559	(2,740)	(16,170)	(11,644)	11,536
Net income (loss) from continuing operations	(1,840)	(3,017)	(15,635)	(13,693)	9,778
Net income (loss) from discontinuing operations (1)	(5)	46	567	596	381
Net income (loss)	(1,845)	(2,971)	(15,068)	(13,097)	10,159
Less: Net income (loss) attributable to noncontrolling interest	1,449	(501)	(1,637)	(292)	27
Net income (loss) attributable to Techfaith	$(3,294)	$(2,470)	$(13,431)	$(12,805)	10,132
Earnings per share:
Net income (loss) per share attributable to Techfaith from continuing operations
— Basic	$(0.00)	$(0.00)	$(0.02)	$(0.02)	$0.01
— Diluted	$(0.00)	$(0.00)	$(0.02)	$(0.02)	$0.01
Net income (loss) per share attributable to Techfaith from discontinuing operations
— Basic	$(0.00)	$0.00	$0.00	$0.00	$0.00
— Diluted	$(0.00)	$0.00	$0.00	$0.00	$0.00
Net income (loss) per share attributable to Techfaith
— Basic	$(0.00)	$(0.00)	$(0.02)	$(0.02)	$0.01
— Diluted	$(0.00)	$(0.00)	$(0.02)	$(0.02)	$0.01
Shares used in per share computation
— Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193
— Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

(1)	On March 1, 2017, we transferred our 100% equity interest in Techfaith Intelligent Handset Beijing from Infoexcel Technology, our wholly owned subsidiary, to an unrelated third party. The restructure of the ownership of Techfaith Intelligent Handset Beijing is solely for the purpose to prepare for the sale of the real estate portfolio owned by Techfaith Intelligent Handset Beijing, including land used rights, property and constructions in progress located in the Xihongmen area of Beijing, and a floor in a building located in Beijing. The management had been authorized to approve and commit to a potential sale prior to December 31, 2016. The major current assets, other assets, current liabilities, and noncurrent liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of our continuing operations. At the same time, the results of all discontinued operations (which we presented as operations to be disposed), less applicable income taxes (benefit), are reported as components of net income separate from the net income of continuing operations in accordance with ASC 205-20-45.

	As of December 31,
	2012	2013	2014	2015	2016
	(In thousands, except number of shares and per share data)
Consolidated Balance Sheet Data
Cash and cash equivalents	$257,950	$265,649	$170,960	$514	$6,363
Accounts receivable	8,331	17,834	8,519	21,864	25,459
Inventories	7,490	13,576	10,096	3,108	4,646
Total assets	386,346	414,628	417,500	389,846	383,530
Total current liabilities	54,367	66,362	84,937	95,452	88,568
Total non-current liabilities	290	290	4,319	1,062	12,605
Noncontrolling interest	25,405	33,897	34,616	24,999	23,311
Total liabilities and equity	$386,346	$414,628	$417,500	$389,846	$383,530
Number of ordinary shares issued	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

The mobile communications industry in which we operate is characterized by rapid changes and innovations, while the real estate industry in which we operate is characterized by construction and permit delays, cost overruns, with inventory, occupancy and lease uncertainty, all of which makes evaluating our business and prospects difficult. If we cannot successfully respond by changing our business mix, business model and products and services we sell, our business and financial results will be materially and adversely affected.

Our business model and business mix have significantly evolved since we commenced operations in July 2002 and they may continue to change as we adjust our business strategies to adapt to market trends, changes and volatility. We completed our first mobile handset design project in September 2003 to capture the increasing demand for mobile design services arising from the increasing complexity of mobile handsets and the inability of mobile phone chipset providers to provide integrated handset technology. In 2006, because of the launch of highly integrated chipsets by MediaTek, we started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers for sale to mobile handset brand owners and electronic products wholesale distributors in 2006, which represents our original designed product (“ODP”) business. With the acquisition of Citylead in 2010, we began to design our QIGI branded mobile phones and Tecface branded mobile phones. Leveraging the design capabilities and EMS suppliers from our ODP business, we began to sell mobile phones under the “17FOX” brand in 2012 and added the MOBIFOX brand in 2013. To diversify our revenue streams, we started to develop our game business in 2008. The amount and percentage of revenues we derived from each of our businesses have fluctuated over the past years, reflecting different product cycles, technology shifts, increased competition and changing customer demand. Since 2015, we have consolidated our ODP, brand name phone sales and game sales into one business, which we refer to as our mobile phone business. As part our need to secure office and manufacturing space for our mobile phone business we began to develop our own properties. This led to the development of our broader real estate portfolio, which generated revenues of US$1.6 million, US$3.5 million and US$3.3 million from continuing operations in 2014, 2015 and 2016, respectively. For our real estate portfolio, we hold our properties for lease to generate rental incomes or for sale to generate capital gains. For example, a net gain of US$14.9 million was recognized as other operating income-net gain from the sale of real estate in 2016 from the sale of three floors in a building located in Beijing. In April 2017, we entered into an agreement with Beijing HongKungu Investment Company (“Hongkungu”) to transfer our 100% beneficial ownership in Techfaith Intelligent Handset Beijing to Hongkungu for a consideration of RMB 1 billion (approximately US$144 million) and we expect to realize an immediate cash inflow from this transaction. We incurred a net loss attributable to our company of US$13.4 million, US$12.8 million and a net income attributable to our company of US$10.1 million in 2014, 2015 and 2016, respectively.

As a result of the foregoing, our historical results of operations may not provide a meaningful basis for evaluating our business from period to period, or our financial performance and prospects in the future. We may not have sufficient experience to address the risks frequently encountered by companies in the same or similar industries, including our potential inability to:

•	change our business model or product mix in time, or at all, to keep up with new industry standards, capture market trends and generate stable and growing revenues;

•	develop buildings and construct facilities in our real estate portfolio on budget and on schedule secure all required regulatory and occupancy permits and approvals, find the appropriate tenants or buyers to lease or sell all available, unused space constructed at the market rate, and withstand fluctuations in the broader property market;

•	Ensure we are able to adapt to changes in government policies and regulations on a timely basis;

•	achieve and maintain our profitability and margins;

•	acquire and retain customers;

•	attract, train and retain qualified personnel;

•	develop effective marketing, branding and sales support for both our mobile phone business and our real estate business; and

•	maintain adequate control over our product quality, research and development, operating costs and expenses.

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

The mobile handset market is characterized by rapidly changing end user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence, price erosion, intense competition, evolving industry standards, such as the shift to smart phones based on the Android operating system, and wide fluctuations in component supply, product volumes and end market demand. If we cannot design differentiated, high-quality and cost competitive new mobile handset models for sale in a timely and cost-efficient manner to meet our customers’ evolving demands, our business will be materially and adversely affected. We might not be able to innovate, develop and launch our mobile products or other services in time, or at all. In addition, we may fail to timely ramp up our new product deliveries due to a variety of factors, including failure to anticipate consumer trends and needs, insufficient or ineffective internal and external execution of our research and product development process, and inability to timely secure sufficient quantities of necessary components or software from suppliers or third parties. We cannot assure you that there will be sufficient customer demand for our current and newly developed mobile phones in the future. Further, we cannot assure you that we will be able to successfully meet our customers’ demand with respect to cost, quality, time to completion and required manufacturing volumes. Our failure to meet customer demand and expectations could hurt our reputation and affect our business and cost us existing customers and negatively affect our results of operations.

In 2011 and 2012, we experienced a delay in our adoption of the Android-based smart phone operating system and shifting our smart phone focus from Microsoft Windows-based to Android-based. This delay led to the reduction of orders from our customers and adversely affected our revenues, and may have hurt our relationships with customers and our reputation. In 2013, we faced intense competition in the market from existing and new players, which caused a decline in our revenue. In 2014, we continued to face tough competition and a continued shift in demand from 3G to 4G products in many of the markets we serve, causing further declines in our revenue. In 2015 and 2016, our ruggedized smart devices have encountered strong competition and significant pricing pressure from many copycat products. This has negatively impacted our retail and enterprise segments. See “Item 5 Operating and Financial Review and Prospects” of this annual report. There is no assurance that we can regain our ability to generate revenues at previous higher levels by designing new products, including ruggedized smart devices, or that our new products will enjoy popularity in the lower selling price mass markets. Additionally, we cannot ensure we would be able to maintain our competitive edge in providing tailored solutions for the enterprise segment. It is also unknown whether the broader market both in domestic China and worldwide for handsets will experience a rebound in sustained and profitable growth.

We provide certain primary types of products to our customers, including smart Pads/Note, smart phones, other components, such as industrial wireless devices, as well as wireless software and applications. The market demand for each of our product types is subject to constantly changing customer demand and end user preferences. In recent years, there has been a high concentration of demand for smart phones from the world’s two largest manufacturers, resulting in a highly competitive, less profitable and declining addressable markets for other market players to pursue.

If we do not succeed in our expansions into new businesses, our future results of operations and growth prospects may be materially and adversely affected.

We enter into new businesses from time to time to generate additional revenue streams. Expansions into new businesses may present operating and marketing challenges that are different from those that we currently encounter. We may have limited or no experience and operating history in developing and operating these new businesses, offer limited or no performance history or track record of success, and can make no guarantee regarding future success. For each new business into which we enter, we may face competition from existing leading players with significantly more experience and resources in that business. If we cannot successfully address new challenges, compete effectively against existing leading players and gain experience in the new businesses we enter, we may be unable to develop a sufficiently large customer and user base, recover the costs incurred for development and marketing activities, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

If we are unable to successfully manage our real estate projects, including aspects such as construction, occupancy rates and permits, rental management and capital expenditures, we will not be able to execute our current business plan and our results of operations may be materially and adversely affected.

We began constructing our first technological park, i.e., buildings and facilities intended for research and development, as well as manufacturing purposes, in Hangzhou, China in 2008. Since then, we expanded our number of construction projects to include similar technological parks in Beijing in 2012 and in Shenyang in 2013. We plan to further expand our presence in the above and other cities as suitable opportunities arise. In addition, we expect to develop real estate projects in other cities, which we expect will impose significant demands on our management and other operational resources. Each of these cities has its own unique market conditions, business requirements and local regulations related to the local real estate industry. If we are unable to successfully develop, secure required permits and rent out buildings and facilities in these cities, our future growth may be limited and we may not generate adequate returns to cover our investments in these new cities, and our results of operations may be materially and adversely affected.

We have incurred and will continue to incur significant capital expenditures in connection with the construction of buildings and facilities, which may not prove to be a valuable investment and may have a material adverse effect on our results of operations, financial condition and may limit our ability to pursue other growth opportunities.

We commenced the construction of buildings and facilities in major cities in China with the primary purpose of developing our own smart phone manufacturing capacity based on our business growth, space constraints, and customer demand, in order to further strengthen our sales, marketing, research and development capabilities in handset design. After declines in the overall market for our handsets, our existing buildings and facilities are not only sufficient for our own use but also have excess space, allowing us to pursue a strategy to monetize our existing buildings and facilities and those under construction. We now believe the construction of these buildings and facilities as part of our long term strategy to diversify revenue streams, and expect to lease or potentially sell unused portions of our constructed buildings and facilities to third parties to generate additional revenues, but we cannot assure you that we will be successful in these attempts given volatility in the real estate market, ability of potential buyers to secure required financing and attractiveness of our facilities to potential tenants for leasing.

We commenced construction projects in Hangzhou, China in 2008, and finished the construction of the first two buildings in 2010 and a third building in 2013. We began to rent out portions our buildings in Hangzhou from 2014, and almost all spaces in those three buildings have been rented out since 2015. We began to prepare the construction of another four buildings in Hangzhou in 2015. As of December 31, 2016, the construction of four buildings was still in progress.

In addition, we acquired land use rights in Beijing comprising 139,650 square meters through Techfaith Intelligent Handset Beijing in August 2011, and we commenced the construction projects in Beijing in 2012. In 2015, we completed the construction of all the 16 buildings representing Phase 1 of our technological park in Beijing and began to apply for required government inspections and permits. At the same time, we commenced the construction of 6 buildings representing Phase II of our technological park in Beijing. In April 2017, we entered a share transfer agreement with Hongkungu to transfer our beneficial ownership in Techfaith Intelligent Handset Beijing to Hongkungu. This piece of land and certain facilities in such premise are classified as discontinued operations in 2016.

We commenced construction projects in Shenyang in 2012, and we finished the construction of two buildings in Shenyang and began to rent out the two buildings in 2014.

In 2014, 2015 and 2016, in connection with our construction projects, we incurred a total capital expenditure of US$58.6million, US$147.8 million and US$6.1 million, respectively. We expect to continue to incur significant capital expenditures in relation to these construction projects, and expect to incur an additional total capital expenditure of US$31.6 million from 2017 to 2019. Hongkungu plans to undertake the capital expenditure related to the construction in Beijing after the above mentioned transaction closes.

Our construction projects currently in progress present significant development, financial and management risks, as this is a business area outside of our traditional business segments, and we are still gaining experience in the area. The construction projects are time-consuming and complex, and require significant capital investment and divert our management’s attention and efforts from our existing core business. We may also lack experienced employees in the development and management of such projects and the completed properties. If we are unable to complete the projects as planned and within our budget or if we fail to manage the constructed buildings and facilities to derive the expected economic benefits—such as finding the appropriate creditworthy tenants or suitable buyers for the facilities and negotiating commercial terms that are favorable to us—the costs and capital investments incurred in connection with such projects may not be recoverable, which may materially and adversely affect our results of operations, financial condition and growth prospects.

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

The progress and costs for a construction project, such as the buildings and facilities we are constructing in Hangzhou, Beijing and Shenyang, can be adversely affected by many factors, including, without limitation:

•	inability to obtain equity or debt financing on satisfactory terms or at all;

•	delays in obtaining necessary licenses, permits or regulatory approvals from the relevant agencies or authorities;

•	shortages of materials, equipment, contractors and skilled labor or increased labor or raw material costs;

•	lack of experienced employees in the development and management of property development projects;

•	disputes with our third party contractors;

•	failure by our third party contractors to comply with our designs, specifications or standards;

•	difficult geological situations or other geotechnical issues;

•	onsite labor disputes or work accidents;

•	natural catastrophes or adverse weather conditions, including strong winds, storms, floods and earthquakes; and

•	delays or inability to secure all required permits and occupancy certificates from local governments.

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

The real estate industry is strictly regulated by the PRC government. Property developers in China must comply with various laws and regulations as well as all implementation rules promulgated by local governments to enforce these laws and regulations. Before commencing, and during the course of, the development of a property project, we need to apply for or renew various licenses, permits, certificates and approvals, including but not limited to land use rights certificates, construction site planning permits, construction work planning permits, construction permits and completion acceptance certificates. We need to satisfy various requirements to obtain these approval certificates and permits and meet specific conditions in order for the government authorities to renew relevant approval certificates and permits. To date, we have not encountered serious delays or difficulties in the process of applying for or renewing these approval certificates and permits, but we cannot guarantee that we will not encounter any such serious delays or difficulties in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in any relevant government authority’s examination and approval progress, we may not be able to maintain our development schedule and our business, financial condition and results of operations may be materially and adversely affected.

We may engage in joint ventures in relation to our real estate projects, which could result in unforeseen expenses or disruptive effects on our business.

From time to time, we have engaged and may consider engaging in joint ventures with other businesses to develop a property. Any joint venture that we pursue will be accompanied by a number of risks. For example, we may not be in a position to exercise sole decision-making authority in a joint venture and may not be able to control the quality of products produced by a joint venture. Depending on the terms of a joint venture agreement, we may require the consent of our joint venture partners for a joint venture to take certain actions, such as making distributions to its partners. A joint venture partner may encounter financial difficulties and become unable to meet obligations to fund the joint venture, which may require us to devote more resources than originally anticipated into a project. In addition, our joint venture partners and the joint venture themselves may have different interests from ours, and therefore may compete in the same market with us, in which case our interests and future developments may be materially and adversely affected.

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

Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. We also derive an increasing percentage of revenues from our various customers in overseas markets, including the European Union and Russia, which in total constituted 18.3%, 19.1% and 22.4% of our total revenues in 2014, 2015 and 2016, respectively. Our financial results have been, and are expected to continue to be, affected by economic conditions in the global markets and in China as well as by changes in the relevant industries in China, such as economic growth rate, labor costs, international trade disputes and territorial disputes. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the geo-political uncertainties resulting from the “Brexit”, and the slowdown of the Chinese economy from 2012 through the present. It is unclear what implications these new political developments may have on the global economy, and whether the slowdown of Chinese economy will stabilize. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have been concerns over unrest in the Syria, South Sudan and Libya, which have resulted in volatility in oil and other markets, and over the conflict between Ukraine and Russia. There have also been concerns about the economic effect of tensions in the Korean peninsula, the relationship between China, Japan and the U.S..

Economic conditions in China are sensitive to global economic conditions. Any persistent slowdown in the global or Chinese economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns for our products and services. If consumer demand for the products and services we offer decreases, our revenues may decline. Furthermore, financial turmoil affecting the financial markets and the banking could significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.

If our customers fail to achieve success in their business, our business and results of operations may be materially and adversely affected.

If any of our major customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our ODP business and brand name phone sales. Accordingly, our success depends on our customers’ success in their business. Our largest customer in 2014, 2015 and 2016 contributed approximately 14.3%, 15.7% and 23.9% of our net revenues, respectively, and our largest three customers in 2014, 2015 and 2016 contributed approximately 38.2%, 29.4% and 53.6% of our net revenues, respectively. We are not certain whether our customers will be able to achieve success in their business or how long they will remain competitive in their business even if they are initially successful. If any of our customers experiences financial difficulty or is otherwise unable to achieve success in its own business, our business and results of operations may be materially and adversely affected.

We are exposed to significant inventory risks and credit risk in relation to our customers.

As our product sales constitute the majority of our revenues, we are correspondingly exposed to inventory risks. Although we arrange with our EMS providers for product manufacturing according to the sales orders we receive, we nevertheless need to order raw materials and components in advance of assigning them to the EMS providers and build inventory in advance of customers’ orders to balance the longer lead times for components and shorter delivery times requested by our customers. Because demand for our products is affected by a number of factors, including competition and general economic conditions, there is a risk that we may forecast customer demand incorrectly and order from third parties excess or insufficient inventories of particular products.

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

We rely on our suppliers for procuring the raw materials and components required for the manufacturing of the mobile handsets that we sell to our customers. As we do not have our own EMS manufacturing facilities, we rely on EMS providers for the assembly and manufacture of these products. If these suppliers or EMS providers fail to deliver their goods or services to us in a timely manner and fail to meet our quality and other standards, our ability to deliver the finished products to our customers on a timely basis will be affected. If we fail to maintain our relationships with existing suppliers or EMS providers or fail to find new suppliers or EMS providers on competitive terms, this could affect our ability to obtain sufficient manufacturing capacity and in turn could significantly delay our ability to ship our products and damage our customer relationships, resulting in a material and adverse impact on our business operations and financial results.

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

The mobile handset market in China is intensely competitive and highly fragmented. We face current and potential competition from established suppliers of wireless communications solutions to mobile device manufacturers. These competitors include original design manufacturers such as Sim Technology Group Limited, BYD Electronic Limited, Longcheer Holdings Limited and other smaller mobile phones original design manufacturers. We are also facing greater competition from the existing popular branded mobile phone companies, such as Apple, Samsung, ZTE, Huawei, Xiaomi and others. Compared with these competitors, our own branded mobile phones may lack necessary market awareness, compelling cost advantages, or the breadth, depth and support of other company’s distribution channels. This may in turn result in lower demand levels and fewer shipments for our branded mobile phones in the future.

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

QUALCOMM Incorporated, or QUALCOMM, has also lowered the entry barrier for many smaller handset companies through the introduction of chipsets for the production of mobile phones. In addition, the Google Android mobile operating system is widely adopted with less differentiation among operating systems, thereby greatly increasing the level of competition in this area. MediaTek has also launched a variety of 4G chipsets, which greatly increased the level of competition in the Android-based smart phone market. These chipsets further lowered the entry barrier for companies that are interested in developing smart phones based on the Android operating system and eventually increased the level of competition within the mobile phone industry. Our revenue was also significantly impacted by the market shift from 3G to 4G. We continue to make our products 4G compatible but there is no guarantee that they will be desirable to consumers or successful in the market.

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

We believe our current cash and cash equivalents, together with our anticipated cash from continuing operations and discontinued operations, which includes the expected sale of real estate in the real estate business segment, and the financing commitment from banks, will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need to further extend our lines of credit and depend on the cash inflows from our real estate portfolio to continue our operation, and we may require additional cash resources due to changed business conditions or other future developments, including any changes in our accounts payable policy, marketing initiatives or investments we may decide to pursue. Our current credit arrangement with banks may not be available on commercially reasonable terms after its current term, and additional financing may not be available on commercially reasonable terms, or at all. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. To the extent that we raise additional financing by issuing equity securities or convertible debt securities, our shareholders may experience substantial dilution, and to the extent we engage in debt financing, we may become subject to restrictive covenants that could limit our flexibility in conducting future business activities. Financial institutions may request credit enhancement such as third-party guarantee and pledge of equity interest in order to extend loans to us.

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

Our agreements with many customers contain refund and liquidated damage provisions, which entitle the customers to demand refunds and liquidated damages if we cannot complete a mobile handset design by a specified deadline, if the requisite certifications cannot be obtained, or if we cannot timely deliver our smart phones or feature phone products to our customers. We cannot assure you that we will be able to successfully perform under every customer contract, or that costs associated with refunds and liquidated damages will not be material. Under the realigned business of providing turn-key solutions to our smart phone customers, we will outsource the assembly of final handset products to third-party companies. Any failure of such assembly companies in timely delivering to us the finished products with the stipulated quality will cause us to be liable to our customers.

Defects in our mobile handset designs could result in loss of customers and claims against us.

Our mobile handset designs are complex and must meet stringent quality and performance requirements. Complex mobile handset designs sometimes contain defects, errors and bugs when they are first introduced due to interoperability issues between components, software design or other unanticipated issues. If any of our designs have reliability, quality or compatibility problems, we may not be able to correct these problems on a timely basis and with the support of our software and hardware vendors. Consequently, our reputation may be damaged, and customers may be reluctant to continue their contracts with us, which could harm our ability to retain existing customers and attract new customers. Because we cannot test all possible scenarios, our product designs may contain errors that are not discovered until mobile handsets have gone into mass production. These problems may result in a loss of our customers, as well as claims against us. We face such risk not only in the case of the customers for our handset design services, but also in the case of the customers for our product sales. As product sales constitute a significant portion of our revenues, any design defects in the mobile handsets that we sell to such customers may subject us to liability. We cannot assure you that we will not be subject to claims by our customers in the future, and if we fail on the merits of these claims, our business and results of operations could be materially and adversely affected.

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

Our business depends substantially on the use of certain intellectual property rights. For example, we are dependent on QUALCOMM and MediaTek related technology we use in designing, manufacturing and selling mobile handsets. Suspension or termination of our license agreements by QUALCOMM or MediaTek could adversely affect our business and prospects, because we may not be able to obtain alternative licenses in a timely manner to meet our customers’ demands.

We rely on a combination of patents, trademarks, trade secret laws and copyrights, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and the steps we have taken to protect our intellectual property may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us, which could harm our business and competitive position. In 2012, we filed suit against Samsung Telecommunications (Tianjin) Ltd. for patent infringement in China in relation to Samsung’s GT-B7732 model mobile phone. We decided to withdraw the lawsuit in 2014, as the process was time-consuming costly and uncertain. Similar instances of patent infringement might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

We may face intellectual property infringement and other claims that could be time-consuming and costly to defend and result in our loss of significant rights.

Other parties may assert intellectual property infringement and other claims against us. For example, there is no assurance that software applications, content posted on our websites do not or will not be deemed to infringe upon patents, valid copyrights or other intellectual property rights held by third parties. Litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to pay substantial damages to the party claiming infringement, develop alternate non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Parties asserting infringement claims may be able to obtain an injunction, which could prevent us from providing our services or using technology that contains the allegedly infringing intellectual property. While currently we do not have any on-going infringement claims against us, we have in the past been, and may in the future be, subject to claims by other parties alleging infringements of their intellectual property rights by our products. To resolve such claims, we may be required to pay licensing fees to third parties, which could adversely affect our financial condition. Any such claims against us could have a material adverse effect on our business, operating results or financial condition.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued services of our senior executives, especially our Chairman Mr. Defu Dong and our Chief Executive Officer Mr. Deyou Dong. We rely on the experience of our senior executives in mobile handset design and our manufacturing, business operations, sales and marketing and also depend on their relationships with our customers and suppliers. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

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

Any prolonged occurrence of an epidemic, including influenza A, such as H7N9, avian flu, severe acute respiratory syndrome (SARS) or other adverse public health developments in China may lead to, among other events, quarantines or closures of our offices, which could severely disrupt our operations or result in the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

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

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on the effectiveness of such company’s internal control over financial reporting in its annual report. Our management concluded that our internal control over financial reporting was effective as of December 31, 2016, as reported under criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. However, as a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. We cannot assure you that we will be able to maintain the effectiveness of our internal control over financial reporting on a continuing basis in the future, or that our management’s assessment of the effectiveness of our internal control is accurate or will not be challenged. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent or detect fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

While the Chinese economy has experienced significant growth in recent decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures in the past, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China and, since 2012, Chinese economic growth has slowed. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and adversely affect our business, financial condition and results of operations.

Our business benefits from certain tax incentives, and changes to these tax incentives could adversely affect our operating results.

Our income tax is primarily governed by the Enterprise Income Tax Law, or the EIT Law, which was adopted by the National People’s Congress of China on March 16, 2007 and amended on February 24, 2017. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Under the EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“HNTE”) is entitled to a tax rate of 15%. A HNTE status obtained under the EIT Law is valid for three years, after which qualifying entities can apply to renew their HNTE status for an additional three years, provided their business operations continue to qualify for HNTE status. Techfaith China renewed its HNTE status under the EIT Law in 2014, and its current HNTE status is now scheduled to expire in November 2017. Techfaith Shanghai, a qualified manufacturing foreign investment enterprise located in Shanghai Pudong according to the old enterprise income tax law prior to January 1, 2008, most recently renewed its HNTE status in 2014 under the EIT Law, which will expire in October 2017. One Net renewed its HNTE status in December 2013 under the EIT Law, which expired in December 2016. Techfaith Intelligent Handset Beijing initially obtained its HNTE status in December 2008 and subsequently renewed it in 2011, but the HNTE designation expired in 2014. We plan to apply for the renewal of HNTE status for each of our qualifying entities before the respective expiry dates. We believe it is likely that our qualifying entities will continue to obtain the renewal in the future but we cannot guarantee this outcome. Accordingly, Techfaith China and Techfaith Shanghai have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future.

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

Under the EIT Law and relevant implementing rules, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementing rules of the EIT Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. The guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident is set forth in a notice and a bulletin issued by the PRC State Administration of Taxation, or SAT, in 2009 and 2011, respectively. The notice and the bulletin apply to a Chinese-controlled offshore incorporated enterprise, which is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. See “Item 4. Information on the Company — B. Business Overview — Regulation — Tax.” Based on our analysis of the current facts, we believe that our company and our overseas subsidiaries should not be treated as resident enterprises for PRC tax purposes. However, it continues to be unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2014, 2015 and 2016, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that our company or our overseas subsidiaries should be treated as a “resident enterprise” for PRC tax purposes after January 1, 2008, the effective date of the EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, but will exclude any dividend income we receive from our domestic subsidiaries, which are exempted taxable income under the EIT Law. If we and our overseas subsidiaries are treated as “resident enterprises” and are required to pay income tax for dividends paid to our offshore subsidiaries which are not treated as “resident enterprises,” it will materially and adversely affect our financial condition and results of operations.

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

A significant portion of our revenue, operating costs and capital expenditures are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

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

Our current independent registered public accounting firm that issued the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our previous auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our previous auditor is not currently inspected by the PCAOB. While our current independent registered public accounting firm, Friedman LLP, is subject to PCAOB inspections, we cannot assure you that the firm will continue to be subject to such inspections in the future if there is a change in relevant rules and regulations.

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

As of March 31, 2017 our directors and management collectively beneficially owns approximately 34.1% of our outstanding shares. They and the other shareholders with registration rights may cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

On June 9, 2009, to finance the development of our game business, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, we issued US$10 million of common equity to the Hong Kong-based venture capital firm Infiniti Capital Limited and US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P., or the IDG Funds, which are entities affiliated with IDGVC Partners, a venture capital firm. The notes were convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. According to the relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the 8% senior secured convertible promissory notes into our ordinary shares, and the remaining 37.5% was converted into ordinary shares of 798 Entertainment Limited on September 8, 2010. As a result of the conversion, we issued 78,814,628 of our ordinary shares to IDG Funds. As of the date of this annual report, IDG Funds have met the terms and conditions for resale under Rule 144 of the Securities Act in relation to these shares, represented by 1,050,861 ADSs, and may offer and sell such ADSs from time to time on the open market. Sales of the above-mentioned registered shares and other shares in the public market could cause the price of our ADSs to decline.

The market price for our ADSs has been and may continue to be volatile.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our financial results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for mobile handsets;

•	conditions in the China real estate market;

•	lack of liquidity in the trading of our ADSs given ownership by our directors and management;

•	changes in the economic performance or market valuations of other mobile handset design houses, original design product providers or manufacturers;

•	performance of other China-based companies that are listed on NASDAQ;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	conditions of the Chinese economy and the broader global economy; and

•	fluctuations of exchange rates between the RMB and U.S. dollar.

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

We believe that our current cash and cash equivalents and cash flow from continuing and discontinued operations will be sufficient to meet our anticipated cash needs for the next 12 months, including our capital commitments for the construction of property, plant and equipment. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association as amended from time to time, and by the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests through actions against our management, directors or controlling shareholders than would public shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting sufficient in advance to withdraw the shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

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

As of March 31, 2017, our directors and executive officers as a group beneficially own 34.1% ordinary shares of our company; Mr. Defu Dong, our Chairman, beneficially owns almost all of such ordinary shares and has the power to vote on behalf of the record holders of these shares over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

A non-U.S. corporation will be classified as a “passive foreign investment company,” (or a “PFIC”) for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the average quarterly value of its assets (as generally determined on that basis of fair market value) during such year produce or are held for the production of passive income. Based on the market price of our ADSs and the composition of our income and our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future. However, because the determination of whether or not we will be or become a PFIC depends on the composition of our income and our assets and the market price of our ADSs, no assurance can be given that we will not be classified as a PFIC for any taxable year. In addition, as previously disclosed, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for prior taxable years. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes.

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

On February 10, 2010, we acquired Citylead and its subsidiaries, and as part of the same transaction obtained control over Citylead’s variable interest entity, QIGI Technology, a domestic brand mobile phone company. However, due to the continued revenue decline from brand name phone sales and significant reduction in operating activities at Citylead and its subsidiaries in recent years, we sold Citylead and its subsidiaries to an unrelated third party in June 2015 and QIGI Technology ceased to be our variable interest entity at the same time.

In September 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and Beijing E-town International Investment and Development Co., Ltd., or BEIID, established a joint venture, Tecface Communication Equipment (Beijing) Ltd. Techfaith Hangzhou and Techfaith Intelligent Handset Beijing respectively held 49% and 11% of the equity interest of Tecface Communication Equipment Beijing, and BEIID held the remaining 40% share equity of this entity. In October 2015, BEIID withdrew RMB50 million (US$8.1 million) from this joint venture, and consequently its equity interest in the joint venture dropped to 28.1%. Techfaith Hangzhou and Techfaith Intelligent Handset Beijing jointly hold 71.9% of the equity interest of this joint venture currently. As we have entered into an agreement to sell our 100% beneficial ownership in Techfaith Intelligent Handset Beijing, we may transfer its equity interest in the joint venture to one of our wholly owned subsidiaries before the close of the sale.

In December 2011, we received approval from the Shenyang Government for the acquisition of approximately 11.5 acres in Shenyang City’s Shenbei New District. The land contract was valued at approximately RMB14.4 million (US$2.1 million) and the new facility is part of a broader collaborative effort between us and the Shenyang High and New Investment Co. Limited, or Shenyang Investment, and the subsidiary of PuHe New Town Administration Committee, or PuHe, to establish a major subsidiary, 17FOXSY. 17FOXSY is currently 16.7% owned by Shenyang Investment and 83.3% owned by us. As part of this investment project, we have committed to contribute approximately RMB200.0 million (US$32.1 million) and Shenyang Investment has committed to contribute approximately RMB40.0 million (US$6.4 million) in the subsidiary development project and to provide up to RMB10.0 million (US$1.6 million) to our company as an investment incentive. As of December 31, 2016, 17FOXSY has received RMB200.0 million (US$32.1 million) from us and RMB40.0 million (US$6.4 million) in capital from Shenyang Investment.

As part of our growth strategy, we began to buy office buildings and acquire land use rights, including a 6-floor building in Beijing to build our R&D center. We began constructing our first technological park, i.e., buildings and facilities intended for research and development, as well as manufacturing purposes, in Hangzhou in 2008. Since then, we have expanded our construction projects to include similar technological parks in Beijing in 2012 and in Shenyang in 2013. Our capital expenditures mainly relate to our construction of office buildings and plants. Our capital expenditures amounted to US$96.5 million, US$153.7 million and US$7.8 million in 2014, 2015 and 2016, respectively. We began to lease or sell the buildings and facilities we have constructed to the extent we do not utilize them ourselves since 2010.

In April 2017, through our wholly owned subsidiary, Infoexcel Technology Limited, we entered into a share transfer agreement with Hongkungu. Under the share transfer agreement, we will sell our 100% beneficial ownership in Techfaith Intelligent Handset Beijing to Hongkungu for a total consideration of RMB1 billion (approximately US$144 million), payable in installments. Techfaith Intelligent Handset Beijing acquired certain land use rights related to a piece of land in Beijing comprising 139,650 square meters and is in the process of developing and constructing certain facilities on such premise. The consummation of the transaction pursuant to the share transfer agreement is subject to certain customary closing conditions. Prior to this transaction, we completed a restructure of ownership of Techfaith Intelligent Handset Beijing and transfer our 100% equity interest to an unaffiliated party in March 2017. Between March 2017 and April 2017, we controlled the Techfaith Intelligent Handset Beijing through entrusted agreement and retains beneficial ownership. In March 2017, Ms. Chunjie Yuan, sister-in-law of Mr. Deyou Dong, was appointed as the legal representative of Techfaith Intelligent Handset Beijing. Upon completion of this transaction, Hongkungu will hold 100% equity interest in Techfaith Intelligent Handset Beijing and HongKungu’s designee will replace Ms. Chunjie Yuan as the legal representative of Techfaith Intelligent Handset Beijing.

We will continue to own and manage our real estate portfolio consisting of three completed buildings in Hangzhou, two completed buildings in Shenyang and a variety of buildings in various stages of construction.

In September 2016 and thereafter, we entered into an agreement and its supplemental agreement with an unaffiliated third party to sell Techfaith Hangzhou, a holding company for our Hangzhou project, by transferring our 100% equity interests in Charm Faith Limited, which wholly owns Techfaith Hangzhou. We are in the process of terminating the aforementioned agreements due to delayed payment by the buyer. Charm Faith Limited has pledged all of its equity interests in Techfaith Hangzhou to Techfaith China, our wholly owned subsidiary, through an equity pledge agreement, in connection with a previous loan transaction. The equity pledge agreement has been registered with relevant local branch of the State Administration for Industry and Commerce, or SAIC, and remains in full force and effective. We continue to receive substantially all of the economic benefits of Techfaith Hangzhou and exercise control over Techfaith Hangzhou. As a result, we are the primary beneficiary of the Techfaith Hangzhou and has continued to consolidate Techfaith Hangzhou in our consolidated financial statements.

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

B. Business Overview

We are a developer, owner and operator of commercial real estate properties across China, as well as a China-based mobile solutions provider for the global mobile handsets market, with a focus on the original design and development of specialized mobile handsets under our customer’s brands and our own brands for consumers and enterprises, and the sales of finished products to our local and international customers.

Our business mainly comprises the following two areas in term of revenue contribution: (1) mobile phone business and (2) real estate business. Revenues generated from mobile phone business accounted for approximately 98.3%, 94.5% and 94.5% of our total revenues in 2014, 2015 and 2016, respectively. Revenues generated from our rental business accounted for approximately 1.7%, 5.5% and 5.5% of our total revenues in 2014, 2015 and 2016, respectively.

Geographically, revenues generated from PRC domestic customers accounted for approximately 81.7%, 80.9% and 77.6% of our total revenues in 2014, 2015 and 2016, respectively. Revenues generated from overseas customers accounted for 18.3%, 19.1% and 22.4% of our total revenues in 2014, 2015 and 2016, respectively.

Our net revenue decreased by 4.3% from US$63.7 million in 2015 to US$61.0 million in 2016, primarily due to declines in revenues from our mobile phone business. The declines in revenues from our mobile phone business were primarily due to the increased competition in the market and the decrease in sales, partially offset by the increase of the average selling price per unit.

Our revenue from our real estate portfolio business accounts for 1.7%, 5.5% and 5.5% of our total revenues in 2014, 2015 and 2016, respectively. We have built a sizeable real estate portfolio and are currently investing in the construction of buildings and facilities which we expect to lease or sell at a later date dependent on market conditions. For details on the buildings and facilities, see “D. Property, Plants and Equipment.”

Products and Services

Mobile phone business

Original Design Products (ODP)

We entered into the ODP business in 2006, leveraging on our previous experience as an independent design house, and we have been involved in the mass production phase of the product cycle since then. We provide certain primary types of products to our customers: feature phones, smart phones and ruggedized phones. We do not have our own production facilities, but outsource such production to EMS providers.

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

Given our historical operation as a handset design house, we have strong technological capabilities to support a broad range of wireless communications standards, baseband platforms and technologies. We provide the following three types of mobile handset design services to our customers:

•	Mobile Handset Design Services Based on Existing Platforms — We design new models of mobile handsets based on our existing design platform.

•	Successor Model Design Services — We design successor models of an existing customer’s mobile handset previously designed by us to incorporate additional functions and/or industrial design.

•	Mobile Handset Design Services Based on New Platforms — We design new models of mobile handsets based on a new design platform specified by the customer.

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

Brand Name Phone Sales

We started our brand name phone sales business in February 2010 with the QIGI brand. In 2011 we introduced the Tecface brand. In 2012, we began to sell mobile phones under our “17FOX” brand. In 2013, we promoted our new brand “MOBIFOX.” We emphasized the brands of our mobile handset products because self-owned branded products offered a higher profit margin compared with mobile handsets we sold for our ODP business. We disposed of the QIGI brand in 2015 due to declining revenues.

Game Business

We had provided motion game devices starting in 2009 but ended in 2014 due to market competition, evolving industry and regulatory standards, uncertain outcome of ongoing research and development investments and declining sales. They were designed by Techfaith and manufactured by our EMS providers, to our customers. We also used to provide mobile phone game related services to brand mobile phone manufacturers. The game business is intensely competitive, revenue from our game business dramatically declined in 2014. In 2015, we reallocated our resource from game business back to our mobile phone business.

Real estate business

As part of our growth strategy, we entered into the real estate business and began to buy office buildings and acquire land use rights. We began to lease or sell the buildings and facilities we have constructed to the extent we do not utilize them ourselves since 2010.

In 2006, we bought a 6-floor building of about 24,700 square meters in Jiuxianqiao, Chaoyang District, Beijing to build our R&D center. After our Beijing office moved in 2009, we began to rent or sell part of this 6-floor building. We entered into an agreement with Guanghuan Xinwang Co Limited ( “ Guanghuanxinwang” ) for the sale of three floors in 2014. As of December 31, 2016, the sale of three floors was completed. A net gain of $14,939 was recognized as other operating income-net gain from the sale of real estate in 2016. We also entered into another agreement with Guanghuanxinwang for the sale of the fourth floor in May 2014. As of December 31, 2016, the sale of the fourth floor was not completed and the fourth floor was classified as assets held for sale. In April 2017, we entered into an agreement to sell our equity interest in Techfaith Intelligent Handset Beijing, which also owns the fifth floor. As a result, the fifth floor was classified as assets held for sale as of December 31,2016.

We acquired the land use rights for approximately 50,000 square meters in Hangzhou in 2007, with a plan to construct seven buildings in the area. Three buildings have been completed and all units have been rented out, and we began to prepare the construction of another four buildings in 2015. As of December 31, 2016, the construction of four buildings was still in progress.

In August 2011, we acquired land use rights in Beijing comprising 139,650 square meters through Techfaith Intelligent Handset Beijing. The construction of our facilities in Beijing is divided into two phases. We have completed the Phase I construction of 16 buildings in 2015. In 2016, we received permits for 7 buildings, among the 16 buildings of the Phase I, from local government. We also commenced the Phase II construction of six buildings during 2015. As of December 31, 2016, the Phase II construction of six buildings was still in progress. In April 2017, we entered into an agreement to sell our beneficial ownership in Techfaith Intelligent Handset Beijing, including its land use rights, property and constructions in progress. The assets relevant to the sale of Techfaith Intelligent Handset Beijing were classified as other assets held for sale as of December 31, 2016.

We also began constructing facilities in Shenyang, after acquiring land use rights to a piece of land of about 46,717 square meters in November 2011. In 2014, we completed the construction of two buildings in Shenyang and rented them out.

For more details regarding our investments in real estate, see “—D. Property, Plants and Equipment.”

Raw materials

Mobile phone sales business

Raw materials to manufacture a smart mobile phone typically include a baseband processor, RAM (Random Access Memory), ROM (Read Only Memory), battery, camera and Corning Gorilla Glass LCD. For RAM & ROM, we are sourcing from various branders, such as Scandisk, Hynix, Micron and Samsung.

We usually procure these components directly from factory sources or through authorized agents. The prices of these components fluctuate but generally have declined over the long term or due to technology innovations. In certain cases, however, component price may also go up. For example, a fire in a major RAM manufacturer caused RAM price to spike in late 2013 and early 2014.

Real estate business

Real estate development is a multifaceted business process, encompassing activities that range from securing favorably priced land use rights in attractive markets, financing, construction, renovation, management and re-lease of existing buildings to purchase of raw land and the sale of existing buildings. We acquire land use rights, finance real estate deals, build projects, create, imagine, control and orchestrate the process of development from the beginning to end. Typically, we purchase a land use rights, determine the marketing of the property, develop the building program and design, obtain the necessary governmental approvals and financing, build the structures, rent out, manage, and may ultimately lease or sell the property. We work with many different parties along each step of this process, including architects, city planners, engineers, surveyors, inspectors, contractors, and leasing agents, among others. We are exposed to many different types of elements such as land use rights prices, construction raw materials, including steel, concrete, glass, cement. Any fluctuation in prices of the above may have an adverse impact on our real estate business, including the profitability of and our ability to complete projects on schedule and within budget.

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

A small number of customers have historically accounted for a significant portion of our net revenue. In 2014, 2015 and 2016, our largest three customers collectively accounted for approximately 38.2%, 29.4% and 53.6% of our net revenues, respectively.

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

Real estate business

Our tenant in Shenyang Tech Park is an anchor tenant leasing the whole park for its electronics manufacturing business and as a workers ’ dormitory. Our tenants in Hangzhou Tech Park are mostly Small-to-Medium Sized Enterprises in various industries and while tenants in Beijing Jiu Xian Qiao are mostly Small-to-Medium Sized Enterprises focused on the technology sector.

Sales and Marketing

We sell and market our products and mobile handset design services through a salesforce in China and direct marketing efforts. We maintain sales and marketing staff in Beijing and Shanghai, covering the major cosmopolitan regions in China where most of our customers are located. We also maintain sales and marketing staff to cover Southeast Asia, America, Middle East and Europe, as we provide middle- to high-end products to these markets. These staff members periodically travel to various trade shows to promote our products in those markets.

We engage in marketing activities to promote our services. We frequently market and promote our company and products through the Internet, TV, magazines, and other multimedia. We attend conferences, exhibitions and trade fairs to promote our products and services, such as GITEX Technology Week Exposition in Dubai, the Consumer Electronics Show in Las Vega and Mobile World Congress in Barcelona. In addition, we view our strategic relationships with leading technology companies and platform providers as part of our efforts to promote our company. We believe that some of the leading technology companies with which we have strategic relationships will be instrumental in helping us secure our targeted multinational customers by providing us opportunity referrals, since such referrals may also promote the use of their technology. We also introduced additional baseband platforms to our existing customers to attract new product sales and design contracts from them.

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

We launched GPS/GSM-CDMA dual module/GSM-GSM dual card phones and Wi-Fi smart phones based on the Windows Mobile 6 operating system handsets in 2007. We have developed handsets with technologies such as GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA and are capable of developing middleware MMI/UI software on 2.75G GSM/EDGE, 3G (EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G (HSDPA) communication technologies that fulfill the specifications of handset brand owners and carriers in the global market. During 2009, we also commercialized several promising products including our dual-GSM SIM card G6, a device designed to serve as a feature-rich mobile phone, a durable mobile games platform and a remote control for PC games. In addition, during 2009, we launched our HSUPA data modem card in the U.S. market and shipped mobile phones with TV functions to markets in Latin America and Southeast Asia. We launched a tailored wireless portable audience measurement device for a U.S. customer to collect marketing data, which can monitor viewing habits. In 2013, we launched several IP68 ruggedized Android devices such as Giant (J3), ZEUS (J4), JPAD and began shipping to overseas markets, including the European Union, Russia, Australia, Singapore and South Africa. In 2014, we further expanded our portfolio of ruggedized device models by launching diverse new products including: a ruggedized, waterproof Smartwatch, the “A-Watch”; our 5th generation ruggedized smartphone, the “Thunder”, which was shipped to Europe and the Middle East and is equipped with a powerful Quad Core CPU and various pre-installed outdoor applications and our 6th generation smartphone, the “A6”, equipped with the powerful Quad Core CPU and various pre-installed outdoor applications. In February 2015, we introduced the JNote, a ruggedized notepad designed on the robust Android operating system operating on QUAD Core CPU and running on WCDMA/GSM networks, being dust and shock resistant, temperature resistant and water resistant up to 1.5 meters. We have upgraded all of our products from 3G to 4G LTE, with screen sizes ranging from 4.5 to 7 inches. All models are IP68 and MIL-810-STD certified, with many of the models designed with the MTK Octa Core platform, the latest version of Android with higher memory capacity (3GRAM+32ROM). We also have expanded our mobile phone business and lineups of new enterprise customized smartphone models. These include mobile solutions that feature industrial functions ranging from being intrinsically safe, to location services and Laser-Infrared, to RFID, Walkie-Talkie and other state-of-the-art technologies.

Research and Development

We believe that our future success will depend on our ability to efficiently design and develop new models of mobile handsets and manufacturing processes that meet our customers’ demand for cost-competitive, high-quality and technologically advanced mobile handsets. The goals of our research and development efforts include the following:

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

As of December 31, 2016, our research and development staff and supportive function consisted of 60 engineers, representing approximately 50.8% of our total staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry. For the years ended December 31, 2014, 2015 and 2016, we had research and development expenses of US$7.2 million, US$8.1 million and US$6.6 million, respectively.

Intellectual Property

As of December 31, 2016, we had 31 patents and have submitted 48 patent applications which are all in the process of examination by the State Intellectual Property Office of China. We also rely on third-party licensors for design cell phone and module card technologies and other technologies embedded in our designs. These licenses are typically non-exclusive and royalty-accruing. If we are unable to continue to have access to these licensed technologies, our success could be adversely affected. In addition, we rely on commercially available third-party software applications in carrying on our business operations. We generally obtain these software applications from retail outlets or through third-party vendors which bundle them together with PCs and servers purchased by us. We make efforts to ensure that we have proper licenses for software applications used by us, including those provided by third-party vendors.

Seasonality

Historically our operating results are the weakest in the first quarter of each year, caused by business closures during the annual Chinese New Year Holiday in the first quarter of the year, and the strongest in the fourth quarter of the year, led by traditionally bigger shipments for Christmas and New Year orders. This seasonality pattern will likely change over time as the revenue contribution from our real estate business grows.

Competition

The mobile handset market is intensely competitive and highly fragmented. We face current and potential future competition from established mobile device manufacturers. These include original design manufacturers, such as Sim Technology Group Limited, BYD Electronics Limited, Longcheer Holdings Limited and Seal Technologies Limited, which compete with our product sales business by offering their own production services to brand name owners. These original design manufacturers may also compete with us in the mobile handset design business as they may be in a position to design mobile handsets on their own. We also face worldwide competition from in-house design teams of original equipment manufacturers. We face competition from other existing brand mobile phone companies such as Apple, Samsung, ZTE, Huawei, Lenovo and Xiaomi in our branded mobile phone business segment. We also face strong competition and cost pressure from companies that have sought to copy our ruggedized phone models. In addition, new players may enter the independent mobile handset production and design market in the near future. In the real estate business, we face competition from bigger players such as Wanda Group, Capital Land, R&F Properties and Soho China, among others.

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

Tax

As a business enterprise operating in China, we are subject to the Enterprise Income Tax Law, or the EIT Law, which was adopted by the National People’s Congress of China on March 16, 2007, became effective on January 1, 2008 and amended on February 24, 2017. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Under the EIT Law, an enterprise which qualifies as a “high and new technology enterprises” (“the HNTE”) is entitled to a tax rate of 15%. Prior to January 1, 2008, Techfaith China and Techfaith Intelligent Handset Beijing obtained HNTE status under the old EIT law. Under the EIT Law effective on January 1, 2008, Techfaith China obtained the HNTE in December 2008 and most recently renewed its HNTE status in 2014, which will expire in December 2017. Under the EIT Law, which became effective on January 1, 2008, Techfaith Intelligent Handset Beijing obtained HNTE status in December 2008 and subsequently renewed it in 2011, but the HNTE designation expired in 2014. Under the old EIT Law prior to January 1, 2008, Techfaith Shanghai was a qualified manufacturing foreign investment enterprise located in Shanghai Pudong. Under the EIT Law effective on January 1, 2008, Techfaith Shanghai obtained HNTE in December 2008 and most recently renewed its HNTE status in 2014, which will expire in October 2017. One Net obtained its HNTE in September 2010 and renewed its HNTE status under the EIT Law in December 2013, which expired in December 2016. During the period between 2010 to 2016, the tax rate for One Net had been 15%. The HNTE status obtained under the EIT Law is valid for three years, after which qualifying entities can apply to renew for an additional three years, provided their business operations continue to qualify for HNTE status. Techfaith China and Techfaith Shanghai renewed their HNTE status in 2014, and we believe it is likely that our qualifying entities will continue to obtain such renewals in the future. Accordingly, Techfaith China and Techfaith Shanghai have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future.

The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties resides within China. On April 22, 2009, the SAT further issued Circular 82, which sets out detailed rules for determining whether a Chinese-controlled offshore incorporated enterprise is a tax resident of China, describes the tax implications of such an enterprise being regarded as a tax resident, and sets out the procedures for an assessment of residence status by the relevant local tax bureau. In addition, the SAT issued a bulletin on July 27, 2011, later amended on June 1, 2015 and October 1, 2016, or Bulletin 45, to provide more guidance on the implementation of the above Circular 82, effective from September 1, 2011. Bulletin 45 made clarifications in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specified that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the China-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in Circular 82 and administration clarification made in the Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Pursuant to this notice, we do not believe that the legal entities of our group organized outside China would be considered China tax residents for EIT Law purposes. In addition, in February 2015, the SAT issued the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purposes and the legal requirements for the voluntary reporting procedures and filing materials in cases of indirect property transfer. SAT Circular 7 has listed several factors to take into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised, directly or indirectly, of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price. If the withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither the withholding agent nor the transferor complies with the obligations under SAT Circular 7, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, and later amended in January 2016. Enterprises recognized as “high and new technology enterprises” will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Techfaith China renewed their “high and new technology enterprise” certificate in 2014, which will be valid until December 2017. Techfaith Shanghai most recently renewed its HNTE status in 2014, which will expire in October 2017. One Net renewed its “high and new technology enterprise” in December 2013, which is valid until December 2016. In 2016, the HNTE status was expired. As a result, the tax rate for One Net is 25%. Techfaith China and Techfaith Shanghai will be eligible for a preferential tax rate of 15% when they have taxable income under the EIT Law, as long as they maintain their “high and new technology enterprise” status.

Under the EIT and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investors who are nonresident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangement with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of our subsidiaries located in the PRC that are taxable upon distribution to us of approximately US$164.7 million and US$168.4 as of December 31, 2015 and 2016, respectively, are considered to be indefinitely reinvested, because we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2016. If we were to distribute such unremitted earnings, we will be subject to dividend withholding taxes of approximately US$10.6 million.

We sell a significant portion of wireless modules and smart phones from our Hong Kong subsidiary, and currently the statutory income tax rate in Hong Kong is 16.5%. The Inland Revenue Department of Hong Kong approved our Hong Kong subsidiary to be effectively exempt from income tax in Hong Kong. No provision for Hong Kong profits tax was made for the years ended December 31, 2014, 2015 and 2016 on the basis that Techfaith Intelligent Handset Technology (Hong Kong) Limited did not have any assessable profits arising in or derived from Hong Kong for the years.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, to expand the reform nationwide. Circular 19 allows foreign-invested enterprises generally to decide when to exchange into RMB their foreign exchange denominated paid-in capital, but only up to a maximum percentage specified by SAFE. The maximum percentage specified by SAFE is currently 100%, but SAFE may choose to adjust the permitted level at any time. The use of any such RMB funds by foreign-invested enterprises is also subject to review and approval by SAFE or local SAFE branches or designated banks. Circular 19 further provides that any such RMB funds of a foreign-invested enterprise may not be used for any purpose outside of the entity’s business scope or if such use would violate the laws and regulations of the PRC. For example, such RMB funds may not be used for the making of RMB-denominated entrusted loans that are not within the enterprise’s business scope, for the repayment of inter-enterprise loans (including third party advances), or for the purpose of relending to third parties RMB-denominated bank loans made to the enterprise. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, extending entrusted loans or paying off loans extended or assumed by other companies. On June 9, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 not only provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement, but also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party.

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

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign-owned enterprises and the Chinese-foreign equity joint ventures include the Wholly Foreign-owned Enterprise Law (1986), as amended in 2000 and 2016, the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended in 2001 and 2014, the Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended in 1990, 2001 and 2016, and the Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended in 1986, 1987, 2001 and 2014.

Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign invested enterprises in China are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Under the EIT Law, effective on January 1, 2008 and amended on February 24, 2017, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 10%. The rate is reduced to 5% under tax treaties and arrangements between the PRC and certain other countries and administrative regions.

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

In addition, the SAT has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Patent

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. As of December 31, 2016, we had 31 patents and have submitted 48 patent applications which are all in the process of examination by the State Intellectual Property Office.

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

The State Council issued Interim Regulations on Real Estate Registration on November 24, 2014, which took effect on March 1, 2015. It stipulates the procedures for registration of rights of real estate rights, including land use rights, which applies to first registration, change of registration, transfer of registration, cancellation of registration, correction of registration, dissidence registration, advance notice registration, close-down registration and other affairs concerning registration of real estate. Further, on January 1, 2016, Ministry of Land and Resources of the People’s Republic of China, or the MLR, issued Implementing Rules of the Interim Regulations on Real Estate Registration, which details the rules of the registration procedures for registration of different kind of rights of real estate.

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

Regulations on Development of a Real Estate Project

Under the Urban Real Estate Law, promulgated on January 1, 1995 and amended on August 30, 2007 and August 27, 2009, those who have obtained the land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the land use rights grant. According to the Measures on Disposing Idle Land promulgated by the MLR on April 28, 1999 and amended on July 1, 2012, with regards to the land for a real estate project which is obtained by grant and is within the scope of city planning, if the construction work has not been commenced within one year upon the commencement date as set forth in the land use rights grant contract, or the construction and development has been started but the area of land that is under construction and development is less than one third of the total area of land that should have been under construction and development, or the invested amount is less than 25% of the total investment, and the construction and development of which has been suspended for more than one year, a surcharge on idle land equivalent to 20% of the grant premium may be levied; if the construction work has not been commenced within two years, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

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

Under the Urban Real Estate Law and the Measures for Administration of Leases of Commodity Properties promulgated by the MOHURD on December 1, 2010 and effective as of February 1, 2011, the parties to a lease of a building are required to enter into a lease contract in writing. When a lease contract is signed, amended or terminated, the parties must, within 30 days, register the details with the real estate administration authority in which the building is situated. Further, where a lessor intends to sell the leased house during the lease term, it shall notify the lessee with reasonable advance notice before selling the house, and the lessee shall have the preemptive right under equal conditions. A lessor shall also have the obligations to maintain the house, ensure the safety of the house and its indoor facilities according to the contractual stipulations. If a lessor fails to repair the damaged house in a timely manner, which affects the lessee’s normal use of the house, it shall compensate the lessee or reduce the rents as agreed.

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Project promulgated by the State Council on November 29, 1998, each construction project is subject to an environmental impact assessment by the relevant authorities. According to the regulation, a developer is required to submit an environmental impact report, or an environmental impact report form, or an environmental impact registration form (as the case may be) to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, the developers are required to apply to the relevant environmental protection administrations for final acceptance examination in respect of any ancillary environmental protection facilities. Construction projects are approved for use after passing the said acceptance examination. The Environmental Impact Assessment Law, promulgated on October 28, 2002, and amended on February 2, 2016, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the construction work unit may not commence work.

C. Organizational Structure

The following chart illustrates our corporate structure, our equity interest in each of our principal operating subsidiaries as of the date of this annual report:

Note:

(1)	Billion Team Asia Limited is an affiliate entity of D Magic Mobile (Shanghai) Incorporation.

We conduct substantially all of our operations through the following subsidiaries in China:

•	Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, which primarily designs GSM-based mobile handsets;

•	One Net Entertainment Limited, formerly known as Techfaith Interactive Technology (Beijing) Limited which primarily designs games;

•	Techfaith Wireless Communication Technology (Shanghai) Limited, which primarily designs CDMA mobile handsets using technology licensed from QUALCOMM;

•	Techfaith Intelligent Handset Technology (Beijing) Limited, or Techfaith Intelligent Handset Beijing;

•	Techfaith Wireless Communication Technology (Hangzhou) Limited, or Techfaith Hangzhou;

•	Techfaith Intelligent Handset Technology (Hong Kong) Limited, which focuses on smart phones and handsets sales;

•	Tecface Communication Technology (Beijing) Limited, formerly known as STEP Technologies (Beijing) Co., Limited, which focuses on smart phones under the 17FOX and MOBIFOX brands; and

•	17fox Technology (Shenyang) Co. Limited, or 17FOXSY, formerly known as Tecface International Mobile (Shenyang) Co., Limited, our 83.3% owned subsidiary in China, which focuses on smart phones and handsets sales.

In September 2016 and thereafter, we entered into an agreement and its supplemental agreement with an unaffiliated third party to sell Techfaith Hangzhou, a holding company for our Hangzhou project, by transferring our 100% equity interests in Charm Faith Limited, which wholly owns Techfaith Hangzhou. We are in the process of terminating the aforementioned agreements due to delayed payment by the buyer. Charm Faith Limited has pledged all of its equity interests in Techfaith Hangzhou to Techfaith China, our wholly owned subsidiary, through an equity pledge agreement, in connection with a previous loan transaction. The equity pledge agreement has been registered with relevant local branch of the State Administration for Industry and Commerce, or SAIC, and remains in full force and effective. We continue to receive substantially all of the economic benefits of Techfaith Hangzhou and exercise control over Techfaith Hangzhou. As a result, we are the primary beneficiary of the Techfaith Hangzhou and has continued to consolidate Techfaith Hangzhou in our consolidated financial statements.

In April 2017, through our wholly owned subsidiary, Infoexcel Technology Limited, we entered into a share transfer agreement with Hongkungu. Under the share transfer agreement, we will sell our 100% beneficial ownership in Techfaith Intelligent Handset Beijing to Hongkungu for a total consideration of RMB1 billion (approximately US$144 million), payable in installments. Techfaith Intelligent Handset Beijing acquired certain land use rights related to a piece of land in Beijing comprising 139,650 square meters and is in the process of developing and constructing certain facilities on such premise. The consummation of the transaction pursuant to the share transfer agreement is subject to certain customary closing conditions. Prior to this transaction, we completed a restructure of ownership of Techfaith Intelligent Handset Beijing and transfer our 100% equity interest to a third party in March 2017. Between March 2017 and April 2017, we controlled the Techfaith Intelligent Handset Beijing through entrusted agreement and retains beneficial ownership.

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

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China.

D. Property, Plants and Equipment

Our principal executive offices were located on rented premises comprising 4,171 square meters in Beijing, China. We still own 8,461 square meters of office space in Beijing, all of which has been rented out and is expected to be disposed of in 2017. We have regional offices in Shanghai and Hangzhou that occupy approximately 1,760 square meters in aggregate, of which the office space in Shanghai is self-owned and occupies an area of 1,566 square meters.

As part of our expansion strategy, we acquired land use rights and began constructing buildings and facilities in Hangzhou, Beijing and Shenyang of China. These buildings and facilities are designed for research and development purposes as well as for establishing internal manufacturing capabilities. Since then, we have shifted our strategy to use the construction of these buildings and facilities to diversify our business. We believe that our current premises and facilities are more than sufficient to accommodate our existing production capacity needs and we have engaged in activities to lease or sell the unused portions of these buildings and facilities as construction is completed. Thus, our real estate portfolio now forms part of our strategy to diversify revenue streams. See “Item 4. Information on the Company—B. Business Overview.”

As of December 31, 2016, we had invested approximately US$99.6 million in the construction of our facilities in Hangzhou. We have completed the construction of three buildings with a total area of 43,398 square meters and they have been all rented out. In addition, we are constructing another four buildings in Hangzhou. The capital expenditure in connection with the facilities in Hangzhou is expected to be US$2.0 million in aggregate in the next three years.

In August 2011, our subsidiary, Techfaith Intelligent Handset Beijing, acquired certain land use rights. The acquired land use rights relate to a piece of land in Beijing comprising 139,650 square meters. The construction of our facilities in Beijing is divided into two phases. We commenced the Phase I construction of 16 buildings with a total area of about 73,000 square meters in March 2012 which was completed in 2015. We completed the relevant government inspections and received premises permits necessary for the occupation of 7 buildings, among the 16 buildings of Phase I, from the relevant local government departments in 2016. Additionally, we also commenced the construction of another six buildings representing Phase II the project, out of 16 buildings in total, in 2015. We have invested US$138.2 million in construction fees for our Beijing project as of December 31, 2016. In April 2017, we entered into an agreement with Hongkungu to transfer our 100% beneficial ownership in Techfaith Intelligent Handset Beijing. This piece of land and certain facilities on such premise are classified as discontinued operations in 2016.

In November 2011, our subsidiary, 17FOXSY, acquired land use rights to a piece of land comprising 46,717 square meters in Shenyang, China, for the establishment of an integrated research and development, sales and distribution center. In mid-2012, we commenced the Phase I construction of two buildings with an area of 10,270 square meters, which was completed in 2014. As of December 31, 2016, we had invested US$36.7 in construction fees in Shenyang project. Under our current construction plan, there are buildings of approximately 40,966 square meters to be built in Shenyang. The capital expenditure in connection with the facilities in Shenyang is expected to be US$8.9 million over the next three years.

We currently plan to fund these expenditures with our cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities, as well as long-term loans. In January 2014, 17FOXSY, one of our subsidiaries, borrowed a bank loan of RMB 30 million with a term of three years to fund the construction of new buildings in Shenyang and purchase related equipment and machineries. We repaid RMB 5 million, RMB 10 million and RMB15 million (approximately US$2.2 million) of the bank loan in 2014, 2015 and 2016, respectively, and the loan was fully repaid as of December 31, 2016.

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

A. Operating Results

For the year ended December 31, 2014, we operated businesses in three revenue-contributing segments: (1) ODP products, (2) brand name phone sales, and (3) game business. In 2015 we re-categorized our revenue-contributing segments into and have since operated in (1) mobile phone business and (2) real estate business given the rising importance of real estate business for us. Due to the winding down of our game business and combining the ODP and branded mobile phone business into one single mobile phone business.

Major Factors Affecting Our Results of Operations

Our success in the mobile phone business depends on our ability to introduce and bring to market innovative, attractive products with new technologies that are differentiated from our competitors’ products.

We operate in a dynamic, rapidly evolving, highly competitive mobile communications industry characterized by volatility, declining average selling prices and short product life cycles. We develop handsets for the domestic China market and the broader global market. Network standards, handset software and hardware vary greatly from market to market. Technologies in the mobile communications industry evolve very rapidly, with limited control over or certainty regarding which features will become popular. The ability to quickly and effectively adopt new technologies is a key factor for short and long-term business success. Failure to adopt, or late adoption of, new technologies can affect our business materially. In addition, we may not be able to cross integrate new technologies into other technologies related to accessories for mobile handsets and our products may lose their appeal for our customers. There are many factors involved in adopting new technologies, and many of these factors are beyond our control. Our business may require significant investment to pursue material opportunities, including investments in research and development, licensing arrangements, acquiring technologies, recruiting specialized expertise and partnering with third parties to innovate and grow successfully. Those investments may not, however, result in technologies or products that achieve or retain broad or timely market acceptance or are preferred by our customers and consumers. These could have a material adverse effect on our business and results of operations, particularly our profitability.

We may not be able to invest adequate resources to compete in the aforementioned strategic areas, which may, in the future, prove a competitive disadvantage for us. If we fail in these aspects of our strategy, we may not realize a return on our investments or may incur continued operating losses and experience impaired competitiveness in the longer term.

Additionally, the complexity of software and integration of hardware and software functionalities may cause unforeseen delays even close to the anticipated launch of a mobile product. We continue to depend on third party component providers, contract manufacturers, application developers and other partners, which can lead to additional challenges and delays that are outside of our control.

In 2011 and 2012, we experienced a delay in our adoption of the Android-based smartphone operating system and shifting our smartphone focus from Microsoft Windows-based to Android-based. This delay led to the reduction of orders from our customers and affected our revenues. We have since actively shifted development resources to respond to market demand, and the majority of our existing handsets and those in development are Android-based models. Since 2013, we have faced tough competition with respect to our mobile phone business, especially given the continued shift from 3G to 4G as a broad industry trend. Our revenues from mobile phone business decreased by 37.7% from US$96.7 million in 2014 to US$60.2 million in 2015, and decreased by another 4.3% to US$57.6 million in 2016.

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

We view our company as a highly innovative company with unique product offerings to our customers. We have been successful in developing and introducing niche middle- to high-end ruggedized products to our customers, and plan to continue to offer and develop these products for both our domestic and international consumer and enterprise segment. Such strategy is subject to risks and uncertainties, which could significantly impair our financial results and ability to compete effectively in the mobile phone market; such risks and uncertainties include technology adoption trends, high levels of competition, the availability of investment resources, customer and distributor relationships and telecommunication carrier requirements. We continually seek new technologies and market segments where we believe we can be successful. For example, we have achieved a positive customer response for our ruggedized handset models and unique, value-added functionality, including blood pressure monitoring software and other tailored healthcare features.

As part of our expansion strategy, we acquired land use rights and began constructing buildings and facilities in Hangzhou, Beijing and Shenyang of China. These buildings and facilities are designed for research and development purposes as well as for establishing internal manufacturing capabilities. Since then, we have shifted our strategy to use the construction of these buildings and facilities to help diversify our business. Our current premises and facilities are more than sufficient to accommodate our existing production needs, we currently lease or sell the unused portions of these buildings, construction in progress and facilities. Thus, our real estate portfolio has formed part of our strategy to diversify our revenue.

Key Performance Indicators

Continuing Operations Overview

Net Revenues—Continuing Operation

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

Our mobile phone businesses contributed revenue of US$96.7 million, US$60.2 million and US$57.6 million or 98.3%, 94.5% and 94.5% of our total revenues in 2014, 2015 and 2016, respectively. The continued decrease was primarily due to the increased competition in the market, and the decrease in volumes being sold. The mobile handset industry is characterized by relatively short product life cycles, which increases competition, creates margin pressure for wireless handset brand owners and leads to a preference towards outsourcing. We expect our business to continue to be primarily driven by the industry trend to outsource. Our net revenues from product sales are driven by the number of mobile handsets sold to our customers as well as the average per unit price of such handsets. The number of mobile handsets sold is in turn driven, in part, by the quality and reliability of our products, the number of our customers and the number of product orders that our sales and marketing team is able to obtain from each of our customers.

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

The following table sets forth the total revenues, the quantities and the average sales price of group of similar products for the periods indicated:

	For the Year Ended December 31,
	2014			2015			2016
	Revenues	Quantity	Average Sales Price	Revenues	Quantity	Average Sales Price	Revenues	Quantity	Average Sales Price
	($’000)	(’000)	($)	($’000)	(’000)	($)	($’000)	(’000)	($)
Phone and product sales
Low end phone and product with a selling price lower than US$150	48,412	968	50	11,639	131	89	11,960	109	109
Middle end phone and product with a selling price between US$150 and US$300	18,283	84	218	6,551	30	221	1,229	6	220
High end phone and product with a selling price higher than US$300	20,923	64	326	33,350	107	310	30,146	102	294
Design fee	1,677	NA	NA	4,246	NA	NA	9,288	NA	NA
Component sales and others	7,373	NA	NA	4,408	NA	NA	5,008	NA	NA

Net revenue from mobile phone business	96,668			60,194			57,631

Our revenues from real estate business represent the rental income we recognized for leasing out our office buildings and properties. Our real estate business contributed revenue of US$1.6 million, US$3.5 million and US$3.3 million or 1.7%, 5.5% and 5.5% of our total revenues in 2014, 2015 and 2016 respectively. As of December 31, 2016, our buildings available for lease by then, including two in Shenyang and three in Hangzhou, of about 53,000 square meters in total have been leased out.

Cost of Revenues—Continuing Operation

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

Operating Expenses —Continuing Operations

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

Discontinued Operations Overview

We are not required to prepare separate financial statements for discontinued operations. Our discontinued operations consist of the real estate portfolio owned by Techfaith Intelligent Handset Beijing, including land used rights, property and constructions in progress located in the Xihongmen area of Beijing, and two floors in a building located in Beijing. The following table sets forth operating result of our discontinued operations for the periods indicated:

	Years ended December 31,
	2014	2015	2016
Operations to be disposed:
Net revenues:
Real estate	$956	$941	$891

Cost of revenues:
Real estate	(113)	(74)	(70)

Gross profit	843	867	821

Operating expenses:
General and administrative	(276)	(271)	(440)

Net income from discontinued operations	$567	$596	$381

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

B. Revenue related to real estate business segment

Our rental income includes rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the term of the lease. Since many of our leases provide for rental increases at specified intervals, GAAP requires us to record a receivable, and to include in revenues on a straight-line basis, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. We defer the revenue related to lease payments received from tenants in advance of their due dates.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not identify significant unrecognized tax benefits for years ended December 31, 2015 and 2016. We did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that our unrecognized tax benefits would not change significantly within 12 months from December 31, 2016.

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

Inventories

Our inventories consist of raw materials, finished goods and work in progress. Inventories are stated at the lower of cost or market. Inventory costs include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to us by suppliers, and production of manufactured products for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value taking consideration of estimates of future demand, technology developments and market conditions.

Assets Held for Sale

We consider property, plant and equipment to be assets held for sale when all of the following criteria are met: i) a formal commitment to a plan to sell a property was made and exercised; ii) the property is available for sale in its present condition; iii) actions required to complete the sale of the property have been initiated; iv) sale of the property is probable and we expect the completed sale will occur within one year; v) the property is actively being marketed for sale at a price that is reasonable given its current market value; and vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Upon designation as assets held for sale, we record each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and we cease depreciation.

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

In 2013, we learned that future purchase orders of certain mobile phone products would not achieve our planned sales target and we performed an impairment assessment on long-lived assets and intangible assets with definite lives. As a result, we determined an impairment loss of US$3.4 million and US$150 thousand for software licenses, and trade name and domain name, respectively in 2013. In 2014, due to continually declining sales in the brand name phone reporting unit, all intangible assets in this reporting unit were fully impaired with an impairment loss of $2.9 million for software licenses recorded in 2014. There were no such impairments in 2015 and in 2016.

We recorded impairment losses of US$2.9 million, US$nil and US$nil for the years ended December 31, 2014, 2015 and 2016, respectively.

A. Results of Operations

Results of Operations for Continuing Operations

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

	Year Ended December 31,
	2014	2015	2016
	(US$ in thousands)
Consolidated Statement of Operations Data
Net revenues:
Mobile phone business
Third Parties	96,668	57,999	53,982
Related party	—	2,195	3,649
Real estate	1,632	3,474	3,327

Total net revenues	98,300	63,668	60,958

Cost of revenues:
Mobile phone business
Third Parties	(88,453)	(54,635)	(44,001)
Related party	—	(2,167)	(3,417)
Real estate	(849)	(1,022)	(1,088)

Total cost of revenues	(89,302)	(57,824)	(48,506)

Gross profit	8,998	5,844	12,452

Operating expenses:
General and administrative	(6,604)	(8,103)	(5,015)
Research and development	(7,174)	(8,084)	(6,601)
Selling and marketing	(9,265)	(1,331)	(4,259)
Impairment of long-lived assets	(2,910)	—	—
Total operating expenses	(25,953)	(17,518)	(15,875)

Government subsidy income	761	162	20
Other operating income (loss)	24	(132)	—

Other operating income-net gain from sale of real estate	—	—	14,939

(Loss) income from operations	(16,170)	(11,644)	11,536

Interest expense	(503)	(1,365)	(1,697)
Interest income	1,684	412	65
Other income, net	2	110	84
Change in fair value of put option	(210)	(210)	(210)

(Loss ) income before income taxes	(15,197)	(12,697)	9,778

Income tax expenses	(438)	(996)	—

Net loss (income) from continuing operations	(15,635)	(13,693)	9,778

Net income from discontinued operations	567	596	381

Net (loss) income	(15,068)	(13,097)	10,159
Less: net (loss) income attributable to the noncontrolling interests	(1,637)	(292)	27

Net (loss) income attributable to our company	(13,431)	(12,805)	10,132

Comparison of the Year Ended December 31, 2016 and the Year Ended December 31, 2015

Net Revenues from Continuing Operations

Our net revenues from continuing operations decreased by 4.3% from US$63.7 million in 2015 to US$61.0 million in 2016. The decrease was mainly due to the impact of a decline in revenues from our mobile phone business.

Mobile phone business. Our net revenues from mobile phone business decreased by 4.3% from US$60.2 million in 2015 to US$57.6 million in 2016. The decrease was primarily due to the increased competition in the market, and the decrease in volumes being sold, partially offset by the increase of the average selling price per unit. The quantity of products sold decreased from approximately 268,000 units in 2015 to approximately 217,000 units in 2016, while the average selling price increased from US$192.3 per unit in 2015 to US$199.7 per unit in 2016.

Real estate. Revenues from continuing real estate business decreased by 4.2% from US$3.5 million in 2015 to US$3.3 million in 2016. The decrease was mainly due to the change of exchange rate. The continuing real estate business includes the rental income of two buildings in Shenyang and three buildings in Hangzhou. As of December 31, 2016, our buildings available for lease were of about 53,000 square meters in total.

Cost of Revenues from Continuing Operations

Cost of revenues from continuing operations decreased by 16.1% from US$57.8 million in 2015 to US$48.5 million in 2016. The decrease was primarily due to a decrease in revenues compounded by changes in our business mix.

Mobile phone business. Cost of revenues for mobile phone business decreased by 16.5% from US$56.8 million in 2015 to US$47.4 million in 2016. The decrease was primarily in line with the decrease in mobile phone revenues in 2016.

Real estate. Cost of revenues from continuing real estate business increased by 6.5% from US$1.0 million in 2015 to US$1.1 million in 2016. The increase was primarily in line with the increase in real estate revenues in 2016.

Gross Profit from Continuing Operations

Our overall gross profit from continuing operations was US$12.5 million in 2016, compared to US$5.8 million in 2015, representing gross margins of 20.4% and 9.2%, respectively. The increase in gross profit margin was primarily due to the continued change of our business mix, and the increased revenue from our real estate business which has a higher gross margin.

The gross margin for the mobile phone business increased from 5.6% in 2015 to 17.7% in 2016. The increase was primarily due to the continued change of our business mix, in particular, the increased revenue from design fee, which has a higher gross margin.

The gross margin for the real estate business decreased from 70.6% in 2015 to 67.3% in 2016.

Revenues from mobile phone business as a percentage of our total net revenues from continuing operations decreased from 94.5% in 2015 to 94.5% in 2016. The revenues from real estate as a percentage of our total net revenues from continuing operations are 5.5% in 2015 and in 2016. As a result of the foregoing, our gross margins increased from 9.2% in 2015 to 20.4% in 2016.

Operating Expenses from Continuing Operations

Operating expenses from continuing operations decreased by 9.4% from US$17.5 million in 2015 to US$15.9 million in 2016. The decrease was primarily due to the decreased general and administrative expenses which was partially offset by the increase of advertisement expenses in 2016.

General and administrative expenses. General and administrative expenses decreased by 38.1% from US$8.1 million in 2015 to US$5.0 million in 2016. The decrease was due primarily to a decrease of US$0.8 million in rental expenses and an decrease of US$1.2 in the deed tax as compared to 2015.

Research and development expenses. Research and development expenses decreased by 18.3% from US$8.1 million in 2015 to US$6.6 million in 2016. The decrease was primarily due to lower amortization costs in relation to research and development as compared to 2015.

Selling and marketing expenses. Selling and marketing expenses increased by 220.0% from US$1.3 million in 2015 to US$4.3 million in 2016. The increase was primarily due to a increase in advertisement expenses for our ODP and brand smart phones as compared to 2015.

Government Subsidy Income from Continuing Operations

We recorded government subsidy income of US$162 thousand and US$20 thousand for the years ended December 31, 2015 and 2016, respectively. Some local governments in PRC give subsidies to companies as an incentive to establish business in certain locales. These government subsidies are recognized as subsidy income when they are received as we do not have further obligation to earn this subsidy once received. We also receive government grants as compensation of performing government-endorsed projects. The grants are refundable until we achieve certain performance measures. These government grants are recorded as a liability until earned. We recognize these grants as subsidy income once we complete the relevant projects and achieve the performance measures.

Other Operating Income-Net Gain from Sale of Real Estate

We recorded ther operating income-net gain from sale of real estate of US$14.9 million for the years ended December 31, 2016, which is related to the sale of three floors of a building located in Beijing completed in 2016.

Interest Expense from Continuing Operations

Interest expenses increased by 24.3% from US$1.4 million in 2015 to US$1.7 million in 2016. The increase was primarily due to the increase in average short-term loans and long-term loans outstanding from US$20.7 million in 2015 to US$21.4 million in 2016.

Interest Income from Continuing Operations

We recorded interest income of US$412 thousand and US$65 thousand in 2015 and 2016, respectively, due to lower average cash balances in 2016.

Change in Fair Value of Put Option from Continuing Operations

Changes in the fair value of put options resulted in losses of US$210 thousand and US$210 thousand in 2015 and 2016, respectively. The losses were due to an increase in the fair value of certain underlying put options relating to the Techsoft business, as the actual performance of the Techsoft business did not meet the original budget and therefore, the fair value of the underlying put options was affected.

Income Tax Expenses from Continuing Operations

Income tax expenses decreased from US$1.0 million in 2015 to US$nil in 2016. The decrease was mainly due to net loss recorded by our subsidiaries in the PRC.

Net Income Attributable to Our Company

As a result of the cumulative effect of the foregoing factors, we recorded a net income attributable to our company of US$10.1 million in 2016, as compared to a net loss of US$12.8 million in 2015.

Comparison of the Year Ended December 31, 2015 and the Year Ended December 31, 2014

Net Revenues from Continuing Operations

Our net revenues from continuing operations decreased by 35.2% from US$98.3 million in 2014 to US$63.7 million in 2015. The decrease in revenues was mainly due to the impact of a decline in revenues from our mobile phone business.

Mobile phone business. Our net revenues from mobile phone business decreased by 37.7% from US$96.7 million in 2014 to US$60.2 million in 2015. The decrease was primarily due to the increased competition in the market, and the decrease in volumes being sold, partially offset by the increase of the average selling price per unit. The quantity of products sold decreased from approximately 1.1 million units in 2014 to approximately 268,000 units in 2015, while the average selling price increased from US$78.5 per unit in 2014 to US$192.3 per unit in 2015.

Real estate. Revenues from continuing real estate business increased by 112.9% from US$1.6 million in 2014 to US$3.5 million in 2015. The increase was primarily due to average rental rate increased and more buildings were rented out in 2015. The completed two buildings in Shenyang have been leased out since August 2014 and the more floors in Hangzhou buildings have been leased out since December 2014. As of December 31, 2015, our buildings available for lease were of about 65,000 square meters in total, all of which have been leased out by then. Prior to December 31, 2016, management had been authorized to approve and commit to a plan to sell Techfaith Intelligent Handset Beijing, therefore the major current assets, other assets, current liabilities, and noncurrent liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. The space of our buildings available for lease as of December 31, 2015 were restated accordingly.

Cost of Revenues from Continuing Operations

Cost of revenues from continuing operations decreased by 35.2% from US$89.3 million in 2014 to US$57.8 million in 2015. The decrease was primarily due to a decrease in revenues compounded by changes in our business mix.

Mobile phone business. Cost of revenues for mobile phone business decreased by 35.8% from US$88.5 million in 2014 to US$56.8 million in 2015. The decrease was primarily in line with the decrease in mobile phone revenues in 2015.

Real estate. Cost of revenues from continuing real estate business increased by 20.4% from US$0.8 million in 2014 to US$1.0 million in 2015. The increase was primarily in line with the increase in real estate revenues in 2015.

Gross Profit from Continuing Operations

Our overall gross profit from continuing operations was US$5.8 million in 2015, compared to US$9.0 million in 2014, representing gross margins of 9.2% for both of two years.

The gross margin for the mobile phone business decreased from 8.5% in 2014 to 5.6% in 2015. The decrease was primarily due to the increased competition in the market.

The gross margin for the real estate business increased from 48.0% in 2014 to 70.6% in 2015. The increase was primarily due to average rental rate increased in 2015.

Revenues from mobile phone business as a percentage of our total net revenues decreased from 98.3% in 2014 to 94.5% in 2015. The revenues from real estate as a percentage of our total net revenues increased from 1.7% in 2014 to 5.5% in 2015.

Operating Expenses from continuing operations

Operating expenses from continuing operations decreased by 32.5% from US$26.0 million in 2014 to US$17.5 million in 2015. The decrease was primarily due to a decrease in advertisement expenses in 2015.

General and administrative expenses. General and administrative expenses increased by 22.7% from US$6.6 million in 2014 to US$8.1 million in 2015. The increase was due primarily to an increase of US$1.0 million in bad debt expenses and an increase of US$1.2 in the deed tax as compared to 2014.

Research and development expenses. Research and development expenses increased by 12.7% from US$7.2 million in 2014 to US$8.1 million in 2015. The increase was primarily due to higher amortization costs in relation to research and development as compared to 2014.

Selling and marketing expenses. Selling and marketing expenses decreased by 85.6% from US$9.3 million in 2014 to US$1.3 million in 2015. The decrease was primarily due to a decrease in advertisement expenses for MOBIFOX brand smart phones as compared to 2014. In 2014, we entered into a one-year cooperation agreement with a TV channel in China to advertise our MOBIFOX brand smart phones. This cooperation agreement expired in 2015.

Government Subsidy Income from continuing operations

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

Interest expense from continuing operations

Interest expenses increased by 171.4% from US$0.5 million in 2014 to US$1.4 million in 2015. The increase was primarily due to the increase in average short-term loans and long-term loans outstanding from US$17.3 million in 2014 to US$20.7 million in 2015.

Interest Income from continuing operations

We recorded interest income of US$1.7 million and US$0.4 million in 2014 and 2015, respectively, due to lower cash balances in 2015.

Change in Fair Value of Put Option from continuing operations

Changes in the fair value of put options resulted in losses of US$210 thousand and US$210 thousand in 2014 and 2015, respectively. The losses were due to an increase in the fair value of certain underlying put options relating to the Techsoft business, as the actual performance of the Techsoft business did not meet the original budget and therefore, the fair value of the underlying put options was affected.

Income Tax Expenses from continuing operations

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

Results of Operations for Discontinued Operations

Comparison of the Year Ended December 31, 2016 and the Year Ended December 31, 2015

Net Revenues from Discontinued Operations

Our net revenues from discontinued operations decreased to US$891 thousand in 2016 from US$941 thousand in 2015. The decrease was mainly due to the impact of the devaluation of the renminbi as compared to U.S. dollars.

Cost of Revenues for Discontinued Operations

Cost of revenues for discontinued operations decreased to US$70 thousand in 2016 from US$74 thousand in 2015. The decrease was mainly due to the impact of the devaluation of the renminbi as compared to U.S. dollars.

Gross Profit for Discontinued Operations

As a result of the foregoing, our gross profit for discontinued operations was US$821 thousand in 2016, compared to US$867 thousand in 2015, representing gross margins of 92.1% and 92.1%, respectively.

General and administrative Expenses for Discontinued Operations

General and administrative expenses for discontinued operations increased from US$271 thousand in 2015 to US$440 thousand in 2016. The increase was primarily due to the depreciation expenses for the seven buildings in Beijing.

Net Income from Discontinued Operations

As a result of the foregoing, our net income from discontinued operations decreased from US$596 thousand in 2015 to US$381 thousand in 2016.

Comparison of the Year Ended December 31, 2015 and the Year Ended December 31, 2014

Net Revenues from Discontinued Operations

Our net revenues from discontinued operations decreased to US$941 thousand in 2015 from US$956 thousand in 2014. The decrease was mainly due to the impact of the devaluation of the renminbi as compared to U.S. dollars.

Cost of Revenues for Discontinued Operations

Cost of revenues for discontinued operations decreased to US$74 thousand in 2015 from US$113 thousand in 2014. The decrease was mainly due to reclassification of the assets relevant to the sale of one floor in Beijing to assets held for sale and cease of despreciation.

Gross Profit for Discontinued Operations

As a result of the foregoing, our gross profit for discontinued operations was US$867 thousand in 2015, compared to US$843 thousand in 2014, representing gross margins of 92.1% and 88.2%, respectively.

General and administrative Expenses for Discontinued Operations

General and administrative expenses for discontinued operations were US$271 thousand in 2015, compared to US$276 thousand in 2014.

Net Income from Discontinued Operations

As a result of the foregoing, our net income from discontinued operations increased from US$567 thousand in 2014 to US$596 thousand in 2015.

Recent Accounting Pronouncements

In April 2016, FASB issued Accounting Standards Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are currently evaluating the impact of this new standard on our consolidated financial statements.

In May 2016, the FASB issued ASU No. 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815); Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, which is rescinding certain SEC Staff Observer comments that are codified in Topic 605, Revenue Recognition, and Topic 932, Extractive Activities—Oil and Gas, effective upon adoption of Topic 606. We do not expect the adoption of the ASU to have any impact on our consolidated financial statements.

In May 2016, FASB issued ASU No. 2016-12—Revenue from Contracts with Customers (Topic 606); Narrow-Scope Improvements and Practical Expedients, which is intended to not change the core principle of the guidance in Topic 606, but rather affect only the narrow aspects of Topic 606 by reducing the potential for diversity in practice at initial application and by reducing the cost and complexity of applying Topic 606 both at transition and on an ongoing basis. We are assessing the impact of the adoption of the ASU on our consolidated financial statements, disclosure requirements and methods of adoption.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective and applicable to us in fiscal year 2018, but early adoption is permitted. We are currently evaluating the impact of this new standard our consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of this new standard on our consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this guidance will increase cash and cash equivalents by the amount of restricted cash on our consolidated statement of cash flows.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business; a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the impact of this new standard our consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(US$ in thousands)
Net cash provided by (used in) operating activities	1,472	(34,108)	(7,901)
Net cash (used in) provided by investing activities	(97,363)	(130,149)	14,999
Net cash provided by (used in) financing activities	6,641	(4,189)	(724)
Effect of exchange rate changes	(5,439)	(2,000)	(525)

Net (decrease) increase in cash and cash equivalents	(94,689)	(170,446)	5,849
Cash and cash equivalents at beginning of year	265,649	170,960	514

Cash and cash equivalents at end of year	170,960	514	6,363

We have financed our operations through cash generated from our operating activities, securities issuances, short-term loans and long-term loans. As of December 31, 2014, 2015 and 2016, we had US$171.0 million, US$0.5 million and US$6.4 million, respectively, in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Although our current liabilities exceeded its current assets by $1.8 million as of December 31, 2016, we are of the opinion that we still have adequate sources of income and capital to fund our working capital and capital expenditure requirements, to meet its short-term debt obligations, and commitments as they become due for the next 12 months. Our sources of income and capital includes third party commitments to purchase our certain properties for a consideration of approximately US$144.0 million (RMB 1 billion), as well as current lines of credit to be utilized of about US$14.6 million after December 31, 2016. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The future sale of additional securities, including convertible debt securities, in one or more public offerings or private placements could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

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

Operating Activities. Net cash used in operating activities was US$7.9 million in 2016, as compared to net cash used by operation activities of US$34.1 million in 2015 and net cash provided by operation activities of US$1.5 million in 2014.

In 2014, we made a prepayment of US$1.9 million for acquiring a piece of land located in Fangshan, Beijing. In 2015, we transferred this project to Guanghuanxinwang through selling the newly set-up project company, Dexinzhiyuan. We recovered this prepayment of US$1.9 million in 2015.

Our accounts receivable amounted to US$10.0 million, US$21.9 million and US$25.5 million as of December 31, 2014, 2015 and 2016, respectively. The significant increase in our accounts receivable from 2014 to 2016 was primarily due to credit granted to certain long term relationship customers since 2015.

Our inventories decreased from US$10.1 million in 2014 to US$3.1 million in 2015 and increased to US$4.6 million in 2016. The inventories decreased from 2014 to 2015 mainly due to decrease in our net revenues from mobile phone business from US$96.7 million in 2014 to US$60.2 million in 2015. The inventories increased from 2015 to 2016 mainly due to the fact that we need to maintain some inventories, which have a longer supply cycle, at a relative high level. The increased inventories were mainly related to a long-term sales order starting in 2016 through the end of 2019.

Our prepaid expenses and other current assets increased from US$28.2 million in 2014 to US$31.3 million in 2015 and increased to US$40.9 million in 2016. The increase was primarily due to an increase in advances paid to EMS suppliers.

Investing Activities. Net cash used in investing activities was US$97.4 million and US$130.1 million in 2014 and 2015, which mainly resulted from investment in the expansion of our real estate portfolio as part of our strategy to diversify our business and attempt to mitigate long-term volatility in our business. Net cash provided in investing activities was US$15.0 million in 2016, which mainly resulted from the sale of certain properties in Beijing. In 2014, the construction stage of two buildings in Shenyang was completed and leased out. We have completed the construction stage of 16 buildings in Beijing and began the relevant government inspections in 2015. Among the 16 buildings of Phase I, we completed the relevant government inspections and received premises permits necessary for the occupation of 7 buildings in 2016, and we expect to complete those relevant government inspections and receive premises permits necessary for the occupation of the other 9 buildings in 2017. We also commenced the construction of another six buildings in Beijing and proceeded with the construction of another four buildings in Hangzhou in 2015. We may also consider the sale of certain buildings and facilities if the appropriate opportunities arise.

Financing Activities. Net cash used in financing activities was US$0.7 million in 2016, as compared to net cash used in financing activities of US$4.2 million in 2015 and provided by US$6.6 million in 2014. In 2014, we also received a capital contribution from a noncontrolling shareholder in the amount of US$3.2 million for 17FOXSY. In 2014, we received a long-term loan of US$4.9 million and short-term loans of US$0.5 million. In 2015, we received short-term loans of US$20.3 million and repaid short-term loans of US$14.7 million and capital repayment of $8.1 million to a noncontrolling shareholder. In 2016, we received short-term loans of US$15.7 million and long-term loans of US$12.9 million. In 2016, we also repaid short-term loans of US$28.6 million and long-term loans of US$0.8 million.

Capital Expenditures. Our capital expenditures amounted to US$96.5 million, US$153.7 million and US$7.8 million in 2014, 2015 and 2016, respectively. Our historical capital expenditure consisted principally of purchases or construction of office buildings, software, machinery, equipment and other items related to our research and development activities, but our capital expenditure for the years ended December 31, 2015 and 2016 consisted mainly of construction of office buildings for the real estate business since 2014. We expect that our capital expenditure from 2017 to 2019 will amount to approximately US$31.6 million, which will primarily relate to the construction of office buildings in Hangzhou, Beijing and Shenyang. The capital expenditure in connection with the facilities in Hangzhou for four buildings is expected to be US$2.0 million over the next three years. The capital expenditure in connection with the facilities in Beijing for sixteen buildings in Phase II is expected to be US$20.7 million over the next three years. The capital expenditure in connection with the facilities in Shenyang is expected to be US$8.9 million in aggregate in the next three years. In April 2017, we entered into an agreement with Hongkungu to transfer our 100% equity interest in Techfaith Intelligent Handset Beijing, together with the construction in Beijing. Hongkungu plans to undertake the capital expenditure related to the construction in Beijing after the transaction closes. We currently plan to fund these expenditures with our cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities, as well as long-term loans. In January 2014, 17FOXSY, one of our subsidiaries, received a three-year term bank loan of RMB 30 million to fund the construction of new buildings in Shenyang and purchase related equipment and machineries. We repaid RMB 5 million (US$0.7 million), RMB 10 million (US$1.4 million) and RMB15 million (US$2.2 million) of the bank loan in 2014, 2015 and 2016, respectively.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of U.S. dollars)
Long-Term Debt Obligations	12,605	—	1,656	2,304	8,645
Short-Term Debt Obligations	7,816	7,816	—	—	—
Capital obligations(1)	31,581	1,000	30,581	—	—
Purchase obligations(2)	853	853	—	—	—

Total	52,855	9,669	32,237	2,304	8,645

(1)	Capital obligations represent commitments for construction of properties in Hangzhou, Beijing and Shenyang. The capital expenditure in connection with the facilities in Beijing for sixteen buildings in Phase II is expected to be US$20.7 million over the next three years. In April 2017, we entered into a share transfer agreement with Hongkungu to transfer our 100% beneficial ownership in Techfaith Intelligent Handset Beijing to Hongkungu, together with the construction in Beijing. Hongkungu plans to undertake the capital expenditure related to the construction in Beijing after the transaction closed.
(2)	Purchase obligations represent commitments under non-cancellable contracts we entered into with certain EMS providers that allow them to procure inventory required to provide the manufacturing services for our products.

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

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Defu Dong	47	Chairman
Deyou Dong	43	Director, Chief Executive Officer, President and Chief Operating Officer
Yibo Fang	49	Director, Chief Technology Officer
Jy-Ber Gilbert Lee	62	Independent Director
Ken Lu	55	Independent Director
Ling Sui	62	Independent Director
Hongwei Zhao	54	Independent Director
Yuping Ouyang	43	Chief Financial Officer

Directors and Executive Officers

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

Mr. Yibo Fang has been our director since November 2016 and currently serves as our Chief Technology Officer of our company. From August 2002 to March 2005, Mr. Fang was the Vice President and Chief Technology Officer of Techfaith China. Before joining our company in August 2002, Mr. Fang worked at Beijing Sino-Electronics Future Telecommunication R&D, Ltd. for five months as a hardware director. From August 2001 to January 2002, Mr. Fang worked at ZT Telecom as a hardware engineer. From 1995 to July 2001, Mr. Fang worked at Motorola (China) as a hardware engineer. Mr. Fang received his bachelor’s degree in electrical engineering and applied electronic technology from Tsinghua University in China in 1991.

Dr. Jy-Ber Gilbert Lee has been our independent director since November 2016 and a director since May 2005. Mr. Lee was our President and Chief Operating Officer from February 2006 to August 2008. Prior to joining our company, Dr. Lee was the deputy general manager of the Guangdong branch of China Netcom Corp., a subsidiary of China Netcom Group. From June 2001 to February 2004, Dr. Lee was the Managing Director of Sales of China Netcom Corp. From July 2000 to May 2001, Dr. Lee was a Vice President of Motorola Inc., and Deputy General Manager of Global Telecom Solutions, Greater China. Dr. Lee received his bachelor’s degree in mechanical engineering from National Taiwan University in 1977, and his master’s degree in energy engineering and his Ph.D. degree in mechanical engineering from the University of Illinois in 1980 and 1984, respectively.

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

The business address of our directors and executive officers is c/o China Techfaith Wireless Communication Technology Limited, Tower D, MFOX Plaza, Kechuang 12th Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 101111, People’s Republic China.

B. Compensation of Directors and Executive Officers

In 2016, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately US$0.1 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. We contributed US$0.03 million for executive pension and retirement benefits in 2016 as required by PRC law.

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

The following table summarizes, as of March 31, 2017, the basic terms of the outstanding options granted under the 2005 plan to our directors and senior executive officers.

	Number of Ordinary Shares Underlying the Options Granted, as of the Date of Grant	Price (US$/Share)	Date of Grant	Expiration Date
Jy-Ber Gilbert Lee	300,000	0.272	April 21, 2011	April 21, 2021
Ken Lu	300,000	0.272	April 21, 2011	April 21, 2021
Ling Sui	300,000	0.272	April 21, 2011	April 21, 2021
Defu Dong	6,000,000	0.254	June 30, 2011	June 30, 2021
Deyou Dong	3,000,000	0.254	June 30, 2011	June 30, 2021
Yuping Ouyang	3,000,000	0.254	June 30, 2011	June 30, 2021
Yibo Fang	3,000,000	0.254	June 30, 2011	June 30, 2021

Total	15,900,000

The following table summarizes, as of March 31, 2017, the non-vested shares granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan:

	Number of Ordinary Shares Underlying the Non-vested Shares Granted, as of the Date of Grant	Price (US$/Share)	Date of Grant
Ken Lu	65,818	—	November 11, 2006
Ling Sui	65,818	—	August 11, 2007

Total	131,636

The following paragraphs describe the principal terms of the 2005 plan.

Types of Awards. The following types of awards may be granted under our 2005 plan:

•	our ordinary shares;

•	options to purchase our ordinary shares;

•	non-vested shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;

•	non-vested share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;

•	share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

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

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope of the annual audits, the fees paid to our independent auditors, the results of our annual audits, compliance with our accounting and financial policies and management’s procedures, policies relating to the adequacy of our internal accounting controls and pre-approval of non-audit services rendered to us by our independent auditors. In 2016, our audit committee held four meetings.

Our audit committee currently consists of Dr. Ken Lu, Dr. Gilbert Lee and Ms. Ling Sui, all of whom meet the audit committee independence standard under Rule 10A-3 under the Exchange Act. Each of them also meets the independence definition under Rule 5605 of the NASDAQ Rules. Dr. Ken Lu and Ms. Ling Sui are “financial experts” as defined under the NASDAQ Rules.

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

Our compensation committee currently consists of Mr. Hongwei Zhao, Dr. Ken Lu and Dr. Gilbert Lee, all of whom meet the “independence” definition under the NASDAQ Rules.

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

Our corporate governance and nominating committee currently consists of Mr. Hongwei Zhao, Dr. Ken Lu and Ms. Ling Sui, all of whom meet the “independence” definition under the NASDAQ Rules.

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

Terms of Directors and Officers

All directors hold office until the expiration of their terms and until their successors have been elected and qualified. A director may be removed by our shareholders at any time before the expiration of his term. Officers are elected by and serve at the discretion of the board of directors.

D. Employees

As of December 31, 2014, 2015 and 2016, we had 225, 135 and 118 employees, respectively. Our employees as of December 31, 2016 consist of 60 in research and development and support functions, 11 in selling and marketing and 47 in management and administration. The change of employee numbers during fiscal year 2016 was mainly due to our adjustment of operation size.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. In 2012, we set up a labor union for our employees solely for the better administration of employee benefits. Our management has maintained friendly relations with the union from the time of its formation.

E. Share Ownership

As of March 31, 2017, 794,003,193 ordinary shares of our company were issued and outstanding, excluding shares issuable upon the exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2017, approximately 68.6% of the issued and outstanding shares were held by two record shareholders in the United States. As of March 31, 2017, there were 7,258,987 ADSs outstanding in the Company’s ADR program, representing 544,424,052 ordinary shares of our company registered in the name of The Bank of New York Mellon, our ADS depositary.

The following table sets forth information with respect to our directors and executive officers’ beneficial ownership of our ordinary shares on a fully diluted basis as of March 31, 2017, to the extent such ownership exists:

Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Directors and Executive Officers:
Defu Dong (3)	260,695,000	32.8%
Deyou Dong (4)	*	*
Jy-Ber Gilbert Lee (5)	*	*
Ken Lu (6)	*	*
Ling Sui (7)	*	*
Yuping Ouyang (8)	*	*
Yibo Fang (9)	*	*
All directors and executive officers as a group	270,726,636	34.1%

*	Less than 1% of the total number of our outstanding shares as of March 31, 2017.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 794,003,193 being the number of ordinary shares outstanding as of March 31, 2017 and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after March 31, 2017, or the number of nonvested shares held by such person or group, if any, that will fully vest within 60 days after March 31, 2017, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after March 31, 2017 by option or other agreement.
(3)	Includes (i) 171,195,000 ordinary shares held by Oasis Land Limited, which is ultimately owned by Dong’s Family Trust, (ii) 83,500,000 ordinary shares held by Helio Glaze Limited, which is ultimately owned by Huo’s Offshore Trust, and (iii) 6,000,000 ordinary shares that were issuable upon exercise of options held by Mr. Defu Dong within 60 days after March 31, 2017. Mr. Defu Dong is the sole director of each of Oasis Land Limited and Helio Glaze Limited, with the sole power to vote on behalf of Oasis Land Limited and Helio Glaze Limited on all matters of our company requiring shareholder approval.
(4)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Deyou Dong within 60 days after March 31, 2017.
(5)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Jy-Ber Gilbert Lee within 60 days after March 31, 2017.
(6)	Includes ordinary shares held by Mr. Ken Lu, and ordinary shares that were issuable upon exercise of options held by Mr. Lu within 60 days after March 31, 2017.
(7)	Includes ordinary shares held by Ms. Ling Sui, and ordinary shares that were issuable upon exercise of options held by Ms. Sui within 60 days after March 31, 2017.
(8)	Represents ordinary shares that were issuable upon exercise of options held by Ms. Yuping Ouyang within 60 days after March 31, 2017.
(9)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Yibo Fang within 60 days after March 31, 2017.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2017, by our other principal shareholders:

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Other Principal Shareholders:
IDGVC Partners and affiliates (3)	78,814,628	9.9%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 794,003,193, the number of ordinary shares outstanding as of March 31, 2017.

(3)	On June 9, 2009, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to IDG Funds, affiliates of IDGVC Partners, a leading venture capital firm. The notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. According to the relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the notes into our ordinary shares, and the remaining 37.5% was converted into shares of 798 Entertainment Limited. As a result of the conversion, we issued 78,814,628 of our ordinary shares to IDG Funds on September 8, 2010. Following this conversion, the IDG Funds exercised their registration rights under the notes represented by 5,254,309 ADSs outstanding on a fully diluted basis. Aside from their shares held as ADSs, the IDG Funds hold 23 ordinary shares. Such shareholding information is based on the information contained in the Schedule 13G/A filed by IDG-Accel China Growth Fund II L.P. with the SEC on September 20, 2010 and in the Schedule 13G filed by Chi Sing Ho with the SEC on March 29,2012. Please see such Schedule 13G/A and Schedule 13G for information relating to the IDG Funds.

For more information with respect to share options, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentives.”

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transactions with Yunhu Times Technology Limited, or Yunhu

In 2015, we purchase raw materials from and sold mobile phone products to Yunhu, a company controlled by Mr. Defu Dong, our chairman of the board. Purchase of raw materials from Yunhu were US$127 thousand and US$2.7 million for the year ended December 31, 2015 and 2016, respectively. Sales of mobile phone products to Yunhu were US$2.2 million and US$3.6 million for the year ended December 31, 2015 and 2016, respectively. Accounts receivable due from Yunhu were US$0.8 million and US$2.2 million as of December 31, 2015 and 2016, respectively. Amount due from Yunhu were US$66 thousand and US$950 thousand as of December 31, 2015 and 2016, respectively.

Transactions with Mr. Deyou Dong

17FOXSY is our 83.3% owned subsidiary in China. In December 2016, our 83.3% equity interest in 17FOXSY was transferred from Fair Nice to Mr. Deyou Dong, CEO of our company, and as a result 17 FOXSY became a domestic company. Fair Nice and Mr. Deyou Dong entered into an entrusted agreement prior to the transfer. On April 24, 2017, the 83.3% equity interest was transferred back from Mr. Deyou Dong to Techfaith China.

Transactions with Ms. Chunjie Yuan

In March 2017, we transferred the 100% beneficial ownership on Techfaith Intelligent Handset Beijing from Infoexcel Technology to a third party. Between March 2017 and April 2017, we controlled the Techfaith Intelligent Handset Beijing through entrusted agreement and retains 100% beneficial ownership. In March 2017, Ms. Chunjie Yuan, sister-in-law of Mr. Deyou Dong, was appointed as the legal representative of Techfaith Intelligent Handset Beijing. Upon completion of this transaction, Hongkungu will hold 100% equity interest in Techfaith Intelligent Handset Beijing and HongKungu’s designee will replace Ms. Chunjie Yuan as the legal representative of Techfaith Intelligent Handset Beijing.

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

Subject to our memorandum and articles of association, as amended from time to time, and the laws of the Cayman Islands, our board of directors may from time to time declare dividends on shares in issue. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ for the time periods indicated.

	Trading Price
	High	Low
Annual High and Low
2012	13.50	4.35
2013	10.40	4.75
2014	15.05	5.30
2015	7.60	2.48
2016	4.62	1.56

Quarterly Highs and Lows
First Quarter 2015	6.10	4.75
Second Quarter 2015	7.60	4.80
Third Quarter 2015	6.35	2.48
Fourth Quarter 2015	4.24	2.56
First Quarter 2016	4.62	2.60
Second Quarter 2016	4.38	1.56
Third Quarter 2016	3.60	1.59
Fourth Quarter 2016	2.73	1.58
First Quarter 2017	2.37	1.45

Monthly Highs and Lows
October 2016	2.66	2.24
November 2016	2.73	2.01
December 2016	2.27	1.58
January 2017	2.37	1.78
February 2017	1.94	1.70
March 2017	2.11	1.45
April 2017 (through April 25, 2017)	3.45	1.85

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-123921) filed with the Commission on April 20, 2005. In 2005, our shareholders approved an amended and restated memorandum and articles of association of our company, which became effective immediately upon the trading of our ADSs on the NASDAQ.

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

D. Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Foreign Currency Exchange.”

E. Taxation

Cayman Islands Taxation

According to our Cayman Islands counsel, Maples and Calder (Hong Kong) LLP, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There is no exchange control legislation under Cayman Islands law and accordingly, there is no exchange control regulation imposed under Cayman Islands law.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of assets, we do not believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future. However, because the determination of whether or not we will be or become a PFIC depends on the composition of our income and our assets and the market price of our ADSs, no assurance can be given that we will not be classified as a PFIC for any taxable year. In addition, as previously disclosed, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for prior taxable years. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, your ADSs or shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC unless we subsequently became a PFIC. The rules dealing with deemed sale elections are very complex. You are strongly encouraged to consult your tax advisor about the deemed sale election with regard to our company and subsidiaries.

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under the PFIC rules:

•	such excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares, 71

•	such amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC (a “pre-PFIC year”), will be taxable as ordinary income, and

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to the highest tax rate in effect for that taxable year;

•	and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each prior taxable year other than a pre-PFIC year.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2016, we had RMB-denominated cash balances of RMB42.3 million and U.S. dollar-denominated cash balances of US$0.3 million. Assuming we had converted the RMB-denominated cash balance of RMB42.3 million into U.S. dollars at the exchange rate of US$1.00 for RMB6.943 as of December 31, 2016, this cash balance would have been US$6.1 million. Assuming a 1% depreciation of the RMB against the U.S. dollar, this cash balance would be US$6.0 million.

Inflation Risk. Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.4% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2016, we were entitled to receive US$57,570.81 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility. This amount has been paid as of the date of this annual report.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Our management has concluded that our disclosure controls and procedures as of the end of the period ended December 31, 2016 were effective.

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

We have conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2016 based on criteria in Internal Control — Integrated Framework (2013) issued by the COSO. As a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. See Item 3.D. “Risk Factors—Risks Relating to Our Business—If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting in the year ended December 31, 2016, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Friedman LLP, our independent registered public accounting firms, for year ended in December 31, 2015, and by Friedman LLP, our independent registered public accounting firm, for the year ended December 31, 2016 . We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	Year Ended December 31,
	2015	2016
	(In thousands of US$)
Audit fees (1)	666	466
Tax fees (2)	14	10
All other fees (3)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(3)	“All other fees” includes the mapping and gap analysis fees billed in the adoption of the 2013 COSO Framework.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We have a share repurchase program under which our company is authorized, but not obligated, to repurchase up to US$10.0 million worth of our outstanding ADSs from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and are subject to restrictions relating to volume, price and timing. As of March 31, 2017, a total of 61,200 American depositary shares, representing 918,000 ordinary shares, have been purchased under this program, all during December 2009. Pursuant to the board resolutions, our board will review this share repurchase program periodically and may adjust its terms and size accordingly, including suspending or discontinuing the program altogether at any time.

ITEM 16F. Change in Registrant’s Certifying Accountant

On September 3, 2015, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, as our independent registered public accounting firm, and engaged Friedman LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements. Details regarding this change in certifying accountant were previously reported under Item 16F of our annual report on Form 20-F (File No. 000-51242), filed with the Securities and Exchange Commission on April 29, 2016, as amended.

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

We provided Deloitte with a copy of the foregoing disclosure, and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from Deloitte, which was previously filed with our 2015 annual report on Form 20-F.

ITEM 16G. Corporate Governance

Nasdaq Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year.

We have followed, and intend to continue to follow, home country practice with respect to annual meetings. We did not hold any annual meeting of shareholders in 2016. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 19. Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.1	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.4	CDMA Modem Card License Agreement dated March 9, 2004 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.5	Investor Rights Agreement dated June 9, 2009 among the Registrant, Leo Technology Limited, now renamed 798 Entertainment Limited, affiliates of IDGVC Partners, Infiniti Capital Limited and other parties thereto (incorporated by reference to Exhibit 2.6 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 19, 2010).

4.6	Shareholders’ Agreement dated April 22, 2011 between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd. (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.7	Agreement dated May 10, 2011 between Techfaith BVI and the Administration Committee of Shenyang Puhe New Town (“PuHe”) (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.8	Translation of Supplemental Agreements dated June 17, 2011 and July 4th, 2011, respectively, between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd., to Shareholders’ Agreement dated April 22, 2011 between the same parties (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

4.9†	Software licensing agreement dated November 8, 2012 between Techfaith Wireless Technology Group Limited and MediaTek Inc. (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.10	Summary translation of construction agreement dated September 11, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Bazhong Guangsha Construction and Installment Project Co., Ltd. (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

Exhibit Number	Document

4.11	Summary translation of construction agreement dated April 20, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Jiangsu Huakun Construction Project Co., Ltd. (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.12	Summary translation of construction agreement dated June 26, 2012 between Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing Zhongtai Zhongli Construction Project Co., Ltd. (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.13	Summary translation of construction agreement dated October 8, 2012 between 17fox Technology (Shenyang) Co. Limited and Benxi Steel (Group) No. 2 Construction Engineering Co., Ltd. (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.14*	Translation of Equity Transfer Agreement by and among Beijing Hongkungu Investment Company Limited, Techfaith Intelligent Handset Beijing, Infoexcel Technology Limited, QIGI&BODEE Technology (Beijing) Co., Limited and Techfaith Intelligent Handset Technology (Beijing) Limited dated April 5, 2017 (English translation of the Chinese language document)

4.15*	Translation of Equity Transfer Agreement of Techfaith Wireless Communication Technology (Hangzhou) Limited dated September 21, 2016 (English translation of the Chinese language document)

4.16*	Translation of Supplemental Agreement to Equity Transfer Agreement of Techfaith Wireless Communication Technology (Hangzhou) Limited dated September 21, 2016 (English translation of the Chinese language document)

4.17*	Translation of Equity Pledge Agreement by and between Charm Faith Limited and Techfaith Wireless Communication Technology (Beijing) Limited (English translation of the Chinese language document)

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 25, 2009).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder (Hong Kong) LLP.

15.2*	Consent of Beijing Tian Yuan Law Firm.

Exhibit Number	Document

101INS*	XBRL Instance Document

101SCH*	XBRL Taxonomy Extension Schema Document

101CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed with this annual report on Form 20-F.
†	Confidential treatment was granted with respect to portions of this exhibit and such confidential treatment portions were deleted and replaced with “** **” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

By:	/s/ Deyou Dong
Name:	Deyou Dong
Title:	Chief Executive Officer

Date: April 27, 2017

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

China Techfaith Wireless Communication Technology Limited

We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended. Our audits also included the financial statement schedule (Additional Information-Schedule I). The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

April 27, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

We have audited the accompanying consolidated balance sheet of China Techfaith Wireless Communication Technology Limited, its subsidiaries and its variable interest entity (collectively the “Group”) as of December 31, 2014, and the related consolidated statements of operation and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2014. Our audit also included the financial statement schedule (Schedule I). These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 2 and Note 22 to the consolidated financial statements, the accompanying financial statements for the year ended December 31, 2014 have been retrospectively adjusted due to the identification of a new reportable segment and the discontinued operations.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 28, 2015 (April 29, 2016 as to the effects of the retrospective adjustments due to the identification of a new reportable segment described in Note 2 and Note 22)( April 27, 2017 as to the effects of the retrospective adjustments due to the discontinued operations described in Note 2 and Note 22)

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	December 31,
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$514	$6,363
Restricted cash	—	2,881
Accounts receivable, net of allowances of $1,043 and $2,184 as of December 31, 2015 and 2016, respectively	21,864	25,459
Accounts receivable due from a related party	821	2,247
Amount due from a related party	66	950
Inventories, net	3,108	4,646
Prepaid expenses and other current assets	31,275	40,914
Assets held for sale	11,445	3,352

Total current assets	69,093	86,812

Property, plant and equipment, net	55,848	49,145
Construction in progress	36,389	69,792
Land use rights, net	2,129	1,966
Acquired intangible assets, net	8,157	3,785
Other non-current assets	57,380	19,126
Other assets held for sale	160,850	152,904

TOTAL ASSETS	$389,846	$383,530

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$9,433	$6,120
Notes payable	—	5,761
Short-term loans	21,280	7,816
Accrued expenses and other current liabilities	30,346	22,597
Advance from customers	9,028	10,136
Deferred revenue	7,394	5,138
Income tax payable	1,065	896
Put option liability	2,250	2,460
Liabilities held for sale	14,656	27,644

Total current liabilities	95,452	88,568

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS—continued

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	December 31,
	2015	2016
Long-term loans	1,062	12,605

Total liabilities	96,514	101,173

Contingencies and commitments	—	—
Equity:
Ordinary shares ($0.00002 par value;
50,000,000,000,000 shares authorized; 794,003,193 shares issued and outstanding as of December 31, 2015 and 2016)	16	16
Additional paid-in capital	144,836	144,836
Accumulated other comprehensive income	35,578	16,159
Statutory reserves	22,258	22,258
Retained earnings	65,645	75,777

Total China Techfaith Wireless Communication Technology Limited shareholders’ equity	268,333	259,046

Noncontrolling interests	24,999	23,311

Total equity	293,332	282,357

TOTAL LIABILITIES AND EQUITY	$389,846	$383,530

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Years ended December 31,
	2014	2015	2016
Net revenues:
Mobile phone business
Third parties	$96,668	$57,999	$53,982
Related party	—	2,195	3,649
Real estate	1,632	3,474	3,327

Total net revenues	98,300	63,668	60,958

Cost of revenues:
Mobile phone business
Third parties	(88,453)	(54,635)	(44,001)
Related party	—	(2,167)	(3,417)
Real estate	(849)	(1,022)	(1,088)

Total cost of revenues	(89,302)	(57,824)	(48,506)

Gross profit	8,998	5,844	12,452

Operating expenses:
Research and development (including share-based compensation expenses $238, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively)	(7,174)	(8,084)	(6,601)
Selling and marketing (including share-based compensation expenses $133, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively)	(9,265)	(1,331)	(4,259)
General and administrative (including share-based compensation expenses $382, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively)	(6,604)	(8,103)	(5,015)
Impairment of long-lived assets	(2,910)	—	—

Total operating expenses	(25,953)	(17,518)	(15,875)

Government subsidy income	761	162	20
Other operating income (loss)	24	(132)	—
Other operating income-net gain from the sale of real estate	—	—	14,939

(Loss) income from operations	(16,170)	(11,644)	11,536

Interest expense (including amortization of deferred financing costs of $nil, $263 and $387 for the years ended December 31, 2014, 2015 and 2016, respectively)	(503)	(1,365)	(1,697)
Interest income	1,684	412	65
Other income, net	2	110	84
Change in fair value of put option	(210)	(210)	(210)

(Loss) income before income taxes	(15,197)	(12,697)	9,778
Income tax expenses	(438)	(996)	—

Net (loss) income from continuing operations	(15,635)	(13,693)	9,778
Net income from discontinued operations	567	596	381

Net (loss) income	(15,068)	(13,097)	10,159
Less: Net (loss) income attributable to noncontrolling interests	(1,637)	(292)	27

Net (loss) income attributable to China Techfaith Wireless Communication Technology Limited	$(13,431)	$(12,805)	$10,132

Net (loss) income per share attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted:
Continuing operations	$(0.02)	$(0.02)	$0.01

Discontinuing operation	$0.00	$0.00	$0.00

Net (loss) income per share attributable to China Techfaith Wireless Communication Technology Limited	$(0.02)	$(0.02)	$0.01

Weighted average shares used in computation:
Basic	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193

Other comprehensive (loss) income
Net (loss) income	$(15,068)	$(13,097)	$10,159
Foreign currency translation adjustment	(8,614)	(13,695)	(21,134)

Comprehensive loss	(23,682)	(26,792)	(10,975)
Less: Comprehensive loss attributable to noncontrolling interests	(2,478)	(1,497)	(1,688)

Comprehensive loss attributable to China Techfaith Wireless Communication Technology Limited:	$(21,204)	$(25,295)	$(9,287)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Statutory	Retained	Equity attributable to China Techfaith Wireless Communication Technology Limited	Noncontrolling	Total
	Number	Amount	capital	income	reserve	earnings	Shareholders	Interests	equity
Balance as at January 1, 2014	794,003,193	16	144,083	55,841	23,730	90,409	314,079	33,897	347,976
Foreign currency translation adjustments	—	—	—	(7,773)	—	—	(7,773)	(841)	(8,614)
Share-based compensation	—	—	753	—	—	—	753	—	753
Net (loss) income	—	—	—	—	—	(13,431)	(13,431)	(1,637)	(15,068)
Provision for statutory reserve	—	—	—	—	25	(25)	—	—	—
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	3,197	3,197

Balance as at December 31, 2014	794,003,193	16	144,836	48,068	23,755	76,953	293,628	34,616	328,244
Foreign currency translation adjustments	—	—	—	(12,490)	—	—	(12,490)	(1,205)	(13,695)
Net loss	—	—	—	—	—	(12,805)	(12,805)	(292)	(13,097)
Provision for statutory reserve	—	—	—	—	(1,497)	1,497	—	—	—
Capital withdrawn by a noncontrolling shareholder	—	—	—	—	—	—	—	(8,120)	(8,120)

Balance as at December 31, 2015	794,003,193	16	144,836	35,578	22,258	65,645	268,333	24,999	293,332
Foreign currency translation adjustments	—	—	—	(19,419)	—	—	(19,419)	(1,715)	(21,134)
Net income	—	—	—	—	—	10,132	10,132	27	10,159

Balance as at December 31, 2016	794,003,193	$16	$144,836	$16,159	$22,258	$75,777	$259,046	$23,311	$282,357

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Years ended December 31,
	2014	2015	2016
Operating activities:
Net (loss) income	$(15,068)	$(13,097)	$10,159
Net income from discontinued operations	567	596	381
Net (loss) income from continuing operations	(15,635)	(13,693)	9,778
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Impairment of long-lived assets	2,910	—	—
Amortization of acquired intangible assets	2,696	3,744	4,234
Amortization of land use rights	48	48	46
Amortization of deferred financing costs	—	263	387
Inventory provision	1,643	7,254	(77)
Warranty provision	28	(51)	13
Provisions for doubtful accounts	64	474	1,251
Written off receivables	—	589	—
Depreciation	2,507	3,532	3,436
Change in fair value of put option	210	210	210
Share-based compensation	753	—	—
Other operating income-net gain from the sale of real estate	—	—	(14,939)
Changes in operating assets and liabilities:
Accounts receivable	8,802	(15,419)	(8,026)
Amount due from a related party	—	(68)	(929)
Notes receivable	(432)	424	—
Inventories	1,527	(488)	(1,750)
Prepaid expenses and other current assets	(19,183)	(9,256)	(11,667)
Payment for purchase of land use right	(1,947)	—	—
Accounts payable	1,485	(5,489)	(2,839)
Notes payable	9,737	(9,550)	6,024
Amount due to a related party	179	(176)	—
Accrued expenses and other current liabilities	964	(3,687)	7,914
Advance from customers	(803)	599	1,375
Deferred revenue	5,966	(1,941)	(1,841)
Income tax payable	204	649	(106)
Net cash (used in) provided by operating activities from discontinued operations	(251)	7,924	(395)

Net cash provided by (used in) operating activities	1,472	(34,108)	(7,901)

Investing activities:
Purchase of property, plant and equipment	(49,926)	(57,229)	(2,118)
Purchase of intangible assets	(9,135)	(5,846)	(1,720)
Amount received for the sale of property	—	12,907	10,710
Disposal of land use right	—	1,649	—
(Increased) decreased in restricted cash	(4,869)	4,775	(3,012)
Disposal of a subsidiary	—	3,770	—
Net cash (used in) provided by investing activities from discontinued operations	(33,433)	(90,175)	11,139

Net cash (used in) provided by investing activities	(97,363)	(130,149)	14,999

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Years ended December 31,
	2014	2015	2016
Financing activities:
Capital contribution by a noncontrolling shareholder	3,197	—	—
Capital repayment to a noncontrolling shareholder	—	(8,120)	—
Proceeds from a long-term loan	4,869	—	12,877
Proceeds from short-term loans	487	20,251	15,738
Repayment to a long-term loan	(812)	(1,592)	(753)
Repayment to short-term loans	(1,100)	(14,728)	(28,586)

Net cash provided by (used in) financing activities	6,641	(4,189)	(724)

Effect of exchange rate changes on cash and cash equivalents	(5,439)	(2,000)	(525)
Net increase (decrease) in cash and cash equivalents	(94,689)	(170,446)	5,849
Cash and cash equivalents at the beginning of the year	265,649	170,960	514

Cash and cash equivalents at the end of the year	$170,960	$514	$6,363

Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$234	$301	$106
Interest expense	$211	$1,897	$1,556
Non-cash investing and financing activities:
Interest expenses payable	$407	$20	$40
Payable for property, plant and equipment	$1,871	$7,455	$6,303
Payable for intangible assets	$768	$1,590	$—
Receivables from disposal of a real estate	$—	$—	$447
Other payable offset with proceeds from sales of property	$—	$—	$12,156

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Techfaith Wireless Communication Technology Limited (the “Company”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries include the following as of December 31, 2016:

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

In 2006, the Group started to design and manufacture handsets and smart phones through Electronics Manufacturing Service (“EMS”) providers for sales to mobile handset brand owners and electronic products wholesale distributors. Since 2008, the Group generated the majority of its revenue from sales of these products. In 2009, the Group started generating revenue from mobile game design and other related services. In 2010, the Group acquired Citylead Limited with its subsidiaries and affiliates (the “Citylead Group”) and started to sell mobile phones under “QIGI” brand. In June of 2015, the Group sold the Citylead Group for its book value of $21,424 resulted in neither gain nor loss. The Group also developed its own brands, including “Tecface”, “17FOX” and “MOBIFOX”.

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

The Group had determined that QIGI Technology was a variable interest entity (“VIE”) as of December 31, 2014 and 2013 as a result of the controlling financial interest discussed above. The Citylead Group was sold in 2015, and QIGI Technology ceased to be our VIE.

Techfaith Hangzhou

Techfaith Hangzhou was founded on April of 2006, and had been our wholly owned subsidiary through Charm Faith since its incorporation. In September of 2016, the Company entered into an agreement with an unrelated third party to sell the Hangzhou Project through transferring the ownership of Charm Faith and its wholly owned subsidiary Techfaith Hangzhou. The Company received US$7.48 million as the first payment for the acquisition. In November, the Company changed the shareholder of Charm Faith from Techfaith BVI to the buyer.

As the buyer did not pay the second payment as required and both parties have not reach any mutual agreement on how to proceed by now, the Company decided to cease this contract. The Group has been negotiating with the buyer on transferring the ownership of Charm Faith back to Techfaith BVI.

To provide the Group the ability to receive the majority of the expected residual returns of Techfaith Hangzhou, Techfaith BVI, a wholly owned subsidiary of the Company, extended interest-free loan with total principle of $37 million to Charm Faith to finance its investment in Techfaith Hangzhou, and entered into an equity pledge agreement with Charm Faith.

Equity pledge agreement

Charm Faith has pledged all of its equity interests in Techfaith Hangzhou with Techfaith China to insure the fulfillment of the above loan agreement. The equity pledge agreement has been registered with relevant local branch of the State Administration for Industry and Commerce, or SAIC, and remains in full force and effective. Consequently the Company still enjoys substantially all of the rewards of ownership of Techfaith Hangzhou and exercises controls over Techfaith Hangzhou and as a result, the Company is the primary beneficiary of the Techfaith Hangzhou and has consolidated Techfaith Hangzhou.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

17FOXSY

On September 22, 2011, the Group and Shenyang High and New Investment Co. Limited, (“Shenyang Investment”), a third party, set up a foreign invested joint-venture company named 17FOXSY in Shenyang, 16.7% owned by Shenyang High and New Investment Co. Limited (or “Shenyang Investment”) and 83.3% owned by us.

In December of 2016, 83.3% equity interest was transferred from Fair Nice to Mr. Deyou Dong, CEO of the Group, to become a domestic company. An entrusted agreement was signed between Fair Nice and Mr. Deyou Dong before the ownership changed. On April 24, 2017, the 83.3% equity interest was transferred back from Mr. Deyou Dong to Techfaith China.

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

The Group recorded net losses of $13,431, $12,805 and net income of $10,132 for the years ended December 31, 2014, 2015 and 2016, respectively. The Group’s current liabilities exceeded its current assets by $1,756 at December 31, 2016.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Liquidity and uncertainty - continued

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

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation, specifically the revenue, costs and receivables related to real estate business segment. See Note 22 – Operating segment and geographic information.

Debts issuance cost

During the year ended December 31, 2016, the Company adopted Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which requires that debt issuance cost related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts, without changing existing recognition and measurement guidance for debt issuance costs. Amortization of debt issuance costs is calculated using the effective interest method and is included as a component of financing costs. The new guidance is required to be applied on a retrospective basis and to be accounted for as a change in an accounting principle.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

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

See Note 19 for assets and liabilities measured at fair value on a recurring basis and a non-recurring basis.

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

Discontinued operations

In December 2014, the Group entered into an agreement with Guanghuanxinwang for the sale of three floors owned by Techfaith China. The transaction price was approximately $23,045 (RMB 160 million). As of December 31, 2015, these were three floors with a total carrying value of $8,554 were classified as assets held for sale. As of December 31, 2016, the transaction was completed. A net gain of $14,939 was recognized as other operating income-net gain from the sale of real estate in 2016. (Details see Note 6 ASSETS HELD FOR SALE)

On March 1, 2017, the Group transferred the 100% ownership on Techfaith Intelligent Handset Beijing from Infoexcel Technology to a third party. Ms Chunjie Yuan, sister-in-law of Mr Deyou Dong, was assigned as legal representative of Techfaith Intelligent Handset Beijing. The restructure of the ownership of Techfaith Intelligent Handset Beijing is an arrangement for the future sale of the real estate owned by Techfaith Intelligent Handset Beijing, including land used rights, property and constructions in progress located in Xihongmen of Beijing, and a floor in a building located in Beijing. Prior to December 31, 2016, management had been authorized to approve and commit to a plan to sell the entity, therefore the major current assets, other assets, current liabilities, and noncurrent liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), are reported as components of net income separate from the net income of continuing operations in accordance with ASC 205-20-45.

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Reconciliation of the Carrying Amounts of Major Classes of Assets and Liabilities Classified as Held for Sale in the Consolidated Balance Sheet.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Discontinued operations - continued

	December 31,
	2015	2016
Carrying amounts of major classes of assets held for sale:
Current assets:
Accounts receivable, net	$—	$655
Assets held for sale	11,445	2,697

Total assets held for sale	11,445	3,352

Non-current assets:
Property, plant and equipment, net	2,783	34,461
Construction in progress	110,913	75,869
Land use rights, net	7,474	6,820
Other non-current assets	39,680	35,754

Total other assets held for sale	160,850	152,904

TOTAL ASSETS CLASSIFIED AS HELD FOR SALE	$172,295	$156,256

Carrying amounts of major classes of liabilities included as part of discontinued operations:
Current liabilities:
Accrued expenses and other current liabilities	$14,656	$27,644

Total liabilities held for sale	14,656	27,644
TOTAL LIABILITIES OF THE DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE	$14,656	$27,644

Reconciliation of the Amounts of Major Classes of Income from Operations to be Disposed Classified as Discontinued Operations in the Consolidated Statements of Operations and Comprehensive Income (Loss).

	Years ended December 31,
	2014	2015	2016
Operations to be disposed:
Net revenues:
Real estate	$956	$941	$891

Cost of revenues:
Real estate	(113)	(74)	(70)

Gross profit	843	867	821

Operating expenses:
General and administrative	(276)	(271)	(440)

Net income from discontinued operations	$567	$596	$381

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business taxes

The Group’s PRC subsidiaries are subject to business taxes at the rate of 5% on certain types of services and the related revenues are presented net of business taxes incurred. The Group reports revenue net of business taxes. Business taxes deducted in arriving to net revenue during 2014, 2015 and 2016 totaled $359, $227 and $65, respectively.

Value added tax (“VAT”) and VAT refund

VAT on sales is calculated at 17% on revenue from product and component sales, 6% on revenue from design fees and paid after deducting input VAT on purchases. The Group reports revenue net of VAT. VAT during 2014, 2015 and 2016 totaled $15,458, $10,108 and $9,752, respectively.

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

	2014	2015	2016
Balance at beginning of the year	$179	$193	$138
Provision during the year	506	106	79
Reversal during the year	(478)	(157)	(66)
Exchange difference	(14)	(4)	(5)

Balance at end of the year	$193	$138	$146

Government subsidies and grants

Some local governments in the PRC give subsidies to companies as an incentive to establish business in their jurisdiction. These government subsidies are recognized as subsidy income in the statements of operations and comprehensive income (loss) when they are received as the Group does not have further obligation to earn these subsidies. The Group recorded government subsidy income of $112, $162 and $20 for the years ended December 31, 2014, 2015 and 2016 respectively.

The Group also receives government grants as compensation of performing government endorsed projects. The grants are refundable until the Group achieves certain performance measures. These government grants are recorded as a liability until earned. The Group recognizes these grants as subsidy income once it completes the relevant projects and achieves the performance measures. The Group recorded such government subsidy income of $649, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively. The amount of $4,593, $4,400 and $4,177 were recorded as a liability on the balance sheets as of December 31, 2014, 2015 and 2016, respectively.

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

Advertising expenses

The Group expenses advertising expenses as incurred. Total advertising expenses were $7,722, $64 and $3,568 in 2014, 2015 and 2016, respectively and have been included as part of selling and marketing expenses.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not identify significant unrecognized tax benefits for years ended December 31, 2014, 2015 and 2016. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Group’s unrecognized tax benefits would not change significantly within 12 months from December 31, 2016.

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

The following table summarizes net revenues from customers that accounted for 10% or more of the Group’s net revenues for year 2014, 2015 and 2016.

	Net revenues Year ended December 31,
	2014	2015	2016
A	N/A	N/A	23.9%
B	14.3%	15.7%	20.9%
C	13.1%	N/A	N/A
D	10.8%	N/A	N/A

	38.2%	15.7%	44.8%

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group’s accounts receivable:

	Accounts receivable As of December 31,
	2015	2016
A	19.6%	25.4%
E	N/A	19.9%
D	17.9%	N/A
F	16.3%	N/A
G	15.8%	N/A
H	15.4%	N/A

	85.0%	45.3%

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

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements

In April 2016, FASB issued Accounting Standards Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In May 2016, the FASB issued ASU No. 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815); Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, which is rescinding certain SEC Staff Observer comments that are codified in Topic 605, Revenue Recognition, and Topic 932, Extractive Activities – Oil and Gas, effective upon adoption of Topic 606. The Company does not expect the adoption of the ASU to have any impact on its consolidated financial statements.

In May 2016, FASB issued ASU No. 2016-12 – Revenue from Contracts with Customers (Topic 606); Narrow-Scope Improvements and Practical Expedients, which is intended to not change the core principle of the guidance in Topic 606, but rather affect only the narrow aspects of Topic 606 by reducing the potential for diversity in practice at initial application and by reducing the cost and complexity of applying Topic 606 both at transition and on an ongoing basis. The Company is assessing the impact of the adoption of the ASU on its consolidated financial statements, disclosure requirements and methods of adoption.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective for the Company in fiscal year 2018, but early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this guidance will increase Cash and Cash equivalents by the amount of restricted cash on the Company’s consolidated statement of cash flows.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business; a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

3.	ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE, NET

Accounts receivable and notes receivable, net consisted of the following:

	December 31,
	2015	2016
Accounts receivable	$22,907	$27,643
Less: allowance for doubtful accounts	(1,043)	(2,184)

Accounts receivable and notes receivable, net	$21,864	$25,459

Accounts receivable for discontinued operations were $nil and $655 as of December 31, 2015 and 2016, respectively.

Movement of allowance for doubtful accounts was as follows:

	2014	2015	2016
Balance at beginning of the year	$543	$599	$1,043
Charge to expenses	426	474	1,417
Reversal	(362)	—	(166)
Exchange difference	(8)	(30)	(110)

Balance at end of the year	$599	$1,043	$2,184

4.	INVENTORIES, NET

Inventories consisted of the following:

	December 31,
	2015	2016
Raw materials	$8,016	$6,553
Finished goods	6,222	7,921
Work in progress	309	462
Less: inventory provision	(11,439)	(10,290)

Inventories, net	$3,108	$4,646

Movement of allowance for inventory was as follows:

	2014	2015	2016
Balance at beginning of the year	$6,128	$4,597	$11,439
Charge to expenses	1,643	7,254	(77)
Written-off	(3,019)	—	(324)
Exchange difference	(155)	(412)	(748)

Balance at end of the year	$4,597	$11,439	$10,290

During 2014 and 2015, the Group recorded provisions for obsolete inventories of $1,643 and $7,254 respectively, which were included in cost of sales. The increase in the allowance for inventory was mainly due to the obsolete inventories that were not technologically suitable for future production or sales. During 2016, the Group reversed provisions for obsolete inventories of $77, which was also included in cost of sales.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2015	2016
Advance to EMS providers (1)	$14,700	$24,937
Receivable for equipment sales	10,441	7,293
Receivable for disposal a subsidiary	3,112	3,970
Value added taxes recoverable	1,514	909
Social insurance borne by employee	888	829
Deposits	282	2,495
Rebate receivable	213	306
Other prepaid and current assets	37	22
Staff advances	88	153

	$31,275	$40,914

(1)	EMS providers manufacture the mobile phone based on the Company’s design.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

6.	ASSETS HELD FOR SALE

In May 2014, the Group entered into an agreement with Guanghuan Xinwang Co Limited (“Guanghuanxinwang”), a third party company for the sale of a floor in a building located in Beijing. The transaction price was approximately $5,910 (RMB 41 million). As of December 31, 2016, the Group had received all the considerations of the transaction although the transaction was not completed. The assets relevant to the sale of this floor with a carrying value of $2,891 and $2,697 were classified as assets held for sale as of December 31, 2015 and December 31, 2016, respectively.

In December 2014, the Group entered into another agreement with Guanghuanxinwang for the sale of another three floors in the same building. The transaction price was approximately $23,045 (RMB 160 million). As of December 31, 2016, the transaction was completed. A net gain of $14,939 was recognized as other operating income-net gain from the sale of real estate in 2016. Two of the three floors were pledged for certain of the Group’s loans: (1) one floor with a carrying value of $2,851 at December 31, 2015 was pledged for a twelve-month loan of $6,175 (RMB 40 million) from Beijing Zhichun Branch of Hua Xia Bank to Techfaith Intelligent Handset Beijing; (2) another floor with a carrying value of $2,851 at December 31, 2015 was pledged for a short-term loan of $3,087 (RMB 20 million) from Beijing Bao Rui Tong Pawn Shop to Yaxunxinwang. Those two loans were fully repaid on April 5, 2016, and the above mentioned two floors were released as collateral. These three floors with a total carrying value of $8,554 were classified as assets held for sale as of December 31, 2015.

On March 1, 2017, the Group transferred the 100% ownership on Techfaith Intelligent Handset Beijing from Infoexcel Technology to a third party. The restructure of the ownership of Techfaith Intelligent Handset Beijing is an arrangement for the future sale of the real estate owned by Techfaith Intelligent Handset Beijing, including land used rights, property and constructions in progress located in Xihongmen of Beijing, and a floor in a building located in Beijing. Prior to December 31, 2016, management had been authorized to approve and commit to a plan to sell the entity, therefore the major current assets, other assets, current liabilities, and noncurrent liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations (which we presented as operations to be disposed), less applicable income taxes (benefit), are reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. The current assets relevant to the future sale of this entity with a carrying value of $11,445 and $3,352 were classified as assets held for sale as of December 31, 2015 and December 31, 2016, respectively. The assets relevant to the future sale of this entity with a carrying value of $160,850 and $152,904 were classified as other assets held for sale as of December 31, 2015 and December 31, 2016, respectively. The current liabilities relevant to the future sale of this entity with a carrying value of $14,656 and $27,644 were classified as liabilities held for sale as of December 31, 2015 and December 31, 2016, respectively. (Details see Note 2 Discontinued operations)

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31,
	2015	2016
Office building	$55,017	$51,638
Plant and machinery	12,307	11,483
Software application	8,063	7,731
Furniture, fixtures and equipment	4,351	4,068
Leasehold improvements	4,087	3,814
Motor vehicles	863	744

	84,688	79,478
Less: accumulated depreciation	(28,812)	(30,307)
Impairment of long-lived assets	(28)	(26)

Property, plant and equipment, net	$55,848	$49,145

Construction in progress	36,389	69,792

Property, plant and equipment, net for discontinued operations which were included in other assets held for sale consisted of the following:

	December 31,
	2015	2016
Office building	$3,440	$35,321
Less: accumulated depreciation	(657)	(860)

Property, plant and equipment, net	$2,783	$34,461

Construction in progress	$110,913	$75,869

The Group recorded depreciation expenses of $2,507, $3,532 and $3,436 for the years ended December 31, 2014, 2015 and 2016, respectively. The Group recorded depreciation of property for discontinued operations of $113, $74 and $259 for the years ended December 31, 2014, 2015 and 2016, respectively.

The property owned by Techfaith Shanghai with a carrying value of $3,836 at December 31, 2015 was pledged for a twelve-month loan of $3,087 (RMB 20 million) from Beijing Zhichun Branch of Hua Xia Bank to Techfaith China. The loan was fully repaid in February 2016 and the pledge was resolved accordingly. This property with a carrying value of $3,486 at December 31, 2016 was pledged for a twelve-month loan of $2,880 (RMB 20 million) from Beijing International Trust Co., Ltd., a third party financial institution, through the Shuangxiu Branch of Beijing Bank to Techfaith China. In October 2016, Techfaith China repaid the principle of $1,440 (RMB 10 million). On April 5, 2017, Techfaith China repaid the remaining principle of $1,440 (RMB 10 million) and the pledge was resolved accordingly.

Part of the properties owned by Techfaith Hangzhou with a carrying value of $22,866 at December 31, 2015 was pledged for a twelve-month loan of $7,200 from Beijing Sanyuanqiao Branch of Ping An Bank to Techfaith HK. The loan was fully repaid in July 2016 and the pledge was resolved accordingly.

The properties owned by Techfaith Hangzhou with a carrying value of $35,114 at December 31, 2016 was pledged for a ten-year credit of $27,585(RMB 191.5 million) from Hangzhou Xiaoshan Branch of China Citic Bank to Techfaith Hangzhou. Under this credit line, Techfaith Hangzhou obtained a ten-year loan of $12,963 (RMB 90 million) to repay the loans from the subsidiaries of the Group on June 20, 2016.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT, NET - continued

A property of Techfaith Intelligent Handset Beijing with a carrying value of $2,783 at December 31, 2015 was pledged for a bank loan to Guanghuanxinwang, a third party company. The loan was fully repaid in August 2016 and the pledge was resolved accordingly.

Part of the properties of Techfaith Intelligent Handset Beijing with a carrying value of $9,553 at December 31, 2016 was pledged for a bank credit of $5,761(RMB40 million) to an EMS factory of the Group to fund the capital demand for production.

8.	LAND USE RIGHTS, NET

	December 31,
	2015	2016
Land use rights	$2,321	$2,189
Less: accumulated amortization	(192)	(223)

Land use rights, net	$2,129	$1,966

Amortization expenses for land use rights totaled $48, $48 and $46 for the years ended December 31, 2014, 2015 and 2016, respectively. Future amortization expenses are $46 per year for each of the next five years after December 31, 2016.

Land use right, net for discontinued operations:

	December 31,
	2015	2016
Land use rights	$8,259	$7,705
Less: accumulated amortization	(785)	(885)

Land use rights, net	$7,474	$6,820

Amortization expenses of land use rights for discontinued operations totaled $167, $170 and $161 for the years ended December 31, 2014, 2015 and 2016, respectively.

The land use right owned by Techfaith Intelligent Handset Beijing with a carrying value of $6,820 at December 31, 2016, was pledged for bank acceptances to Techfaith China. (see Note 14)

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	December 31,
	2015				2016
	Gross carrying amount	Accumulated amortization	Accumulated impairment loss	Net carrying amount	Gross carrying amount	Accumulated amortization	Accumulated impairment loss	Net carrying amount
Intangible assets with finite life:
- Software license	$29,897	$(13,678)	$(8,062)	$8,157	$31,069	$(19,763)	$(7,522)	$3,785
- Customer base	680	(393)	(287)	—	680	(393)	(287)	—
- Contract backlog	20	(20)	—	—	20	(20)	—	—
- Trade name and domain name	1,670	(50)	(1,620)	—	1,670	(50)	(1,620)	—

	$32,267	$(14,141)	$(9,969)	$8,157	$33,439	$(20,226)	$(9,429)	$3,785

The Group recorded amortization expenses of $2,696, $3,744 and $4,234 for the years ended December 31, 2014, 2015 and 2016, respectively.

The Group recorded impairment losses of $2,910, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively.

In 2014, due to continually declining sales in Brand name phone reporting unit, all intangible assets in this reporting unit were fully impaired with an impairment loss of $2,910 for software licenses recorded in 2014.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

9.	ACQUIRED INTANGIBLE ASSETS, NET - continued

The future amortization expenses for the net carrying amount of intangible assets with finite lives as of December 31, 2016 were as follows:

Year 2017	$2,912
Year 2018	848
Year 2019	25
Year 2020 and thereafter	—

$3,785

10.	OTHER NON-CURRENT ASSETS

The Group recorded prepayment for construction in progress of $57,380 and $19,126 as other non-current assets for the years ended December 31, 2015 and 2016, respectively.

The Group recorded prepayment for construction in progress for discontinued operations of $39,680 and $35,754 as other assets held for sale for the years ended December 31, 2015 and 2016, respectively. (See Note 2)

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2015	2016
Deposit received for the sale of property, plant and equipment	12,518	7,483
Government subsidies	4,400	4,177
Social insurance and benefits payables	3,533	3,300
Accrued operating expenses	581	2,751
Payables to suppliers	5,038	924
Accrued professional fees	916	840
Other tax payables	565	805
Accrued wages	760	734
Payables for purchases of property plant and equipment	734	455
Commission payable	307	177
Warranty provision	138	146
Contract deposit for constructor	218	46
Accrued interest expense	19	38
Others	619	721

	$30,346	$22,597

Accrued expenses and other current liabilities for discontinued operations consisted of the following:

	December 31,
	2015	2016
Deposit received for the sale of property, plant and equipment	8,160	22,071
Payables for purchases of property plant and equipment	6,496	5,573

	$14,656	$27,644

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

12.	SHORT-TERM LOANS

Short-term loans, net consisted of the following:

	December 31,
	2015	2016
Short-term loans	$21,402	$7,850
Less: Deferred financing costs	(122)	(34)

Short-term loans, net	$21,280	$7,816

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

On February 2, 2015, Techfaith China, one subsidiary of the Group, obtained a twelve-month loan of $3,087 (RMB 20 million) from Beijing Zhichun Branch of Hua Xia Bank to fund working capital in daily operations. The loan bore an annual interest rate of 7% and was guaranteed by Mr. Defu Dong, the Chairman of the Group and Techfaith Intelligent Handset Beijing, one subsidiary of the Group. The loan was pledged by the property owned by Techfaith Shanghai with a carrying value of $3,836 at December 31, 2015. The loan was fully repaid in February 2016 and the pledge was resolved accordingly.

On February 12, 2015, Techfaith Intelligent Handset Beijing, one subsidiary of the Group, obtained a twelve-month loan of $6,175 (RMB 40 million) from Beijing Zhichun Branch of Hua Xia Bank to fund working capital in daily operations. The loan bore an annual interest rate of 6.16% and was guaranteed by a property owned by Yaxunxingwang with a carrying value of $2,851 at December 31, 2015. The loan was also guaranteed by Mr. Defu Dong, the Chairman of the Group and Techfaith China, a subsidiary of the Group. The loan was fully repaid in February 2016.

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

On October 26, 2015, Techfaith HK, one subsidiary of the Group, obtained a twelve-month loan of $7,200 from Beijing Sanyuanqiao Branch of Ping An Bank to fund working capital in daily operations. The loan bears an annual interest rate of 2.3319% and is guaranteed by Techfaith China. The loan was guaranteed by the properties owned by Techfaith Hangzhou with a carrying value of $22,866 at December 31, 2015. The loan was fully repaid on July 1, 2016 and the pledge was resolved accordingly.

On December 28, 2015, One Net, one subsidiary of the Group, obtained a twelve-month loan of $309 (RMB 2 million) from Beijing Beiqinglu Branch of Bank of Beijing to fund working capital in daily operations. The loan bears an annual interest rate of 6.525% and is guaranteed by Mr. Defu Dong, the Chairman and Mr. Deyou Dong, the Director, President and Chief Executive Office of the Group. The loan was fully repaid in December 2016.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

12.	SHORT-TERM LOANS - continued

On March 30, 2016, Techfaith Intelligent Handset Beijing, one subsidiary of the Group, obtained a twelve-month loan of $5,761 (RMB 40 million) from Shuangxiu Branch of Beijing Bank to fund working capital in daily operations. The loan bears an annual interest rate of 5.22% and is guaranteed by the property owned by Yaxunxinwang, which was sold to a third party in 2016.The loan was also guaranteed by Mr. Defu Dong, the Chairman of the Group. The loan was fully repaid in March 2017.

On April 6, 2016, Techfaith China, one subsidiary of the Group, obtained a twelve-month loan of $2,881 (RMB 20 million) from Beijing International Trust Co., Ltd., a third party financial institution, through the Shuangxiu Branch of Beijing Bank to fund working capital in daily operations. The principal is payable in installments semi-annually. The loan bears an annual interest rate of 5.22% and is guaranteed by the property owned by Techfaith Shanghai, one subsidiary of the Group. The loan was guaranteed by the properties owned by Techfaith Shanghai with a carrying value of $3,486 at December 31, 2016 and also guaranteed by Mr. Defu Dong, the Chairman of the Group. As of December 31, 2016, the remaining principle of this loan was $1,440 (RMB 10 million), which was fully repaid in April 2017.

For the years ended December 31, 2014, 2015 and 2016, interest expenses on short-term loans amounted to $293, $1,231 and $1,189 including amortization of deferred financing costs of $nil, $263 and $387 respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

13.	LONG-TERM LOANS

On January 26, 2014, 17FOXSY, received a three-year loan of $4,321 (RMB 30 million) from Shenyang Shenbei Chuangzhan Financing Service Group Co., Ltd., a third party financial institution, through the Liaoning Branch of Bank of Communications, at a floating interest rate of 10% above the three-year prime rate as announced by the Peoples’ Bank of China. The loan is pledged by a land use right owned by 17FOXSY with a carrying value of $2,129 at December 31, 2015. The interest is payable quarterly and the principle is payable in installments semi-annually through January 19, 2017. 17FOXSY intended to use the proceeds to construct a plant in Shenyang and to purchase related equipment and machineries. For the year ended December 31, 2014, the interest expense on this long term loan was $274 of which $64 was capitalized and recorded as a part of construction in progress. For the year ended December 31, 2015, the interest expense on this long term loan was $175 of which $41 was capitalized and recorded as a part of construction in progress. For the year ended December 31, 2016, the interest expense on this long term loan was $60 of which $18 was capitalized and recorded as a part of construction in progress.

The Group repaid the principle of borrowings of $720 (RMB 5 million) and $1,440 (RMB 10 million) and $2,161 (RMB 15 million) in 2014, 2015 and 2016 respectively. The loan was fully repaid as of December 31, 2016 and the pledge was resolved accordingly.

On June 16, 2016, Techfaith Hangzhou, one subsidiary of the Group, obtained a ten-year credit of $27,585 (RMB 191.5 million) from Hangzhou Xiaoshan Branch of China Citic Bank to repay the loans from the subsidiaries of the Group and invest in the construction. The credit was guaranteed by the properties owned by Techfaith Hangzhou with a carrying value of $35,114 at December 31, 2016 and account receivables for rental incomes of Techfaith Hangzhou. The credit was also guaranteed by Mr. Defu Dong, Ms. Xiaojun Wang, the wife of Mr. Defu Dong, Mr.Deyou Dong and Ms. Chunxia Yuan, the wife of Mr. Deyou Dong. Under this credit line, Techfaith Hangzhou obtained a ten-year loan of $12,963 (RMB 90 million) to repay the loans from the subsidiaries of the Group on June 20, 2016. As of December 31, 2016, $648 of this loan, which will be repaid within one year, was classified as short-term loan. The loan bears an annual interest rate of 6.5%. The principal repayment schedule of this long-term loan was as follow:

	USD	RMB
June 1, 2017	$648	4.5 million
June 1, 2018	720	5 million
June 1, 2019	936	6.5 million
June 1, 2020	1,080	7.5 million
June 1, 2021	1,224	8.5 million
June 1, 2022	1,368	9.5 million
June 1, 2023	1,512	10.5 million
June 1, 2024	1,657	11.5 million
June 1, 2025	1,801	12.5 million
May 20, 2026	2,017	14 million

Total	$12,963	90 million

In April 2010, the Company entered into a shareholders’ agreement with Billion Team Asia Limited to establish Time Spring, one of the consolidated entities. Pursuant to this shareholders’ agreement, Time Spring received a loan of $290 from Billion Team Asia Limited as its paid-in capital contributed to Glomate, the wholly owned subsidiary of Time Spring in China. This loan is non-interest bearing and uncollateralized. There is no repayment date specified in the agreement. The lender, also the shareholder, has been inactive for the past couple of years and has not demanded repayment. The Company does not expect to repay the loan within twelve months from December 31, 2016. The Company recorded the loan as long-term loan on the consolidated balance sheets.

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

In January 2016, Techfaith China, one of the Group’s subsidiaries, entered into agreements with Bank of Jiangsu to issue eight five-month to six-month interest free bank acceptances with the total amount of $15,437 (RMB 100 million) to an EMS provider. These bank acceptances were secured by the Group’s deposit of $7,719 held in the designated bank account and a land use right in Beijing with a carrying value of $7,474 as of December 31, 2015. The bank acceptances were also guaranteed by Mr. Defu Dong, the Chairman of the Group. The notes payable have been paid as of December 31, 2016.

In June and July 2016, Techfaith China, one of the Group’s subsidiaries, entered into agreements with Bank of Jiangsu to issue five six-month interest free bank acceptances with the total amount of $14,403 (RMB 100 million) to an EMS provider. These bank acceptances were secured by the Group’s deposit of $7,202 held in the designated bank account and a land use right in Beijing with a carrying value of $6,820 as of December 31, 2016. The bank acceptances were also guaranteed by Mr. Defu Dong, the Chairman of the Group. The notes payable of $8,642(RMB 60 million) have been paid as of December 31, 2016. The remaining balance of notes payable is $5,761(RMB 40 million) and the remaining balance of restricted cash is $2,881 as of December 31,2016. The remaining notes payable of $5,761(RMB 40 million) have been paid in January, 2017 and the pledges were resolved accordingly.

15.	OTHER OPERATING INCOME-NET GAIN FROM THE SALE OF REAL ESTATE

In December 2014, the Group entered into an agreement with Guanghuanxinwang for the sale of three floors of a building located in Beijing. The final transaction price was approximately $23,045 (RMB 160 million). As of December 31, 2016, the transaction was completed. A net gain of $14,939 was recognized as other operating income-net gain from the sale of real estate in 2016.

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

Hong Kong

No provision for Hong Kong Profits Tax was made for the years ended December 31, 2014, 2015 and 2016 on the basis that Techfaith HK, Technology HK and Media Chance did not have any assessable profits arising in or derived from Hong Kong.

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

One Net obtained the HNTE in September 2010 and renewed the HNTE status in 2013 under the EIT Law. Beginning from 2010, the tax rate for One Net is 15%. In 2016, the HNTE status was expired. As a result, the tax rate for One Net is 25%.

The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates, are presented in the following table.

Subsidiaries	2014	2015	2016	2017	2018
Techfaith China	15.0%	15.0%	15.0%	15.0%	15.0%
Techfaith Shanghai	15.0%	15.0%	15.0%	15.0%	15.0%
One Net	15.0%	15.0%	25.0%	25.0%	25.0%

The HNTE status was renewed by Techfaith China in 2014, Techfaith Shanghai in 2014. Under the EIT Law, the HNTE status is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status.

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

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are taxable upon distribution to the Company of approximately $186,977, $164,724 and $168,376 at December 31, 2014, 2015 and 2016, respectively. The Group did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax. If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax. It is not practical to determine the amount of any unrecognized deferred tax liability on those undistributed earnings. If the Group were to distribute such unremitted earnings, the Group would be subject to the dividend withholding taxes of approximately $10,627.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

16.	INCOME TAXES - continued

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive income (loss) were as follows:

	2014	2015	2016
Current tax	$438	$1,024	$—
Deferred tax	—	(28)	—

	$438	$996	$—

All of the income taxes are related to the PRC entities of the Group.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	December 31,
	2015	2016
Deferred tax assets:
Accrued expenses	$716	$862
Product warranty provision	8	8
Allowance for doubtful accounts	275	434
Inventory provision	1,973	1,921
Depreciation and amortization	2,978	2,811
Net operating loss carry forwards	4,370	5,058
Less: Valuation allowance	(10,320)	(11,094)

Net deferred tax assets	$—	$—

Reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 25% to income before income taxes and actual provision for income taxes is as follows:

	2014	2015	2016
Income (Loss) before income tax-continuing operations	$(15,197)	$(12,697)	$9,778
Income before income tax-discontinuing operations	567	596	381
Tax provision at PRC enterprise income tax rate of 25%	(3,658)	(3,025)	2,540
Expenses not deductible for tax purposes and others	649	2,338	77
Preferential tax rates granted to PRC entities	99	333	(1,422)
Effect of the different income tax rates in other jurisdictions	787	1,011	(1,971)
Changes in valuation allowances	1,976	335	774
Expired operating loss carry forwards	585	4	2

	$438	$996	$—

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

16.	INCOME TAXES - continued

Operating loss carry forwards of $3,280, $17 and $8 expired during 2014, 2015 and 2016 respectively; therefore the effects of income tax are $585, $4 and $2 in 2014, 2015 and 2016 respectively. As of December 31, 2016, the Group had $25,142 operating loss carry forwards that expire from 2016 through 2020, which will be available to offset future taxable income.

The Group determines whether or not a valuation allowance is required at the level of each taxable entity. The deferred tax assets arose in companies which are not expected to have any significant taxable income in the foreseeable future and consequently full provision has been made against the deferred tax assets of those entities.

Without the preferential tax rates granted to PRC entities, income tax expense would have decreased by approximately $99 and $333 for the years ended December 31, 2014 and 2015, respectively, representing an increased in the basic and diluted earnings per share of $0.00 and $0.00, for the years ended December 31, 2014 and 2015, respectively. Without the preferential tax rates granted to PRC entities, income tax expense would have increased by approximately $1,422 for the years ended December 31, 2016, representing a decreased in the basic and diluted earnings per share of $0.00.

The Group has concluded that there are no significant unrecognized tax positions requiring recognition in financial statements for the years ended December 31, 2014, 2015 and 2016. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s subsidiaries. In accordance with relevant PRC tax administration laws, tax years from 2009 to 2016 of the Group’s PRC subsidiaries remain subject to tax audits as of December 31, 2016 at the tax authority’s discretion.

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

The fair value of TechSoft Holding’s ordinary share is determined using the income approach valuation methodology that applied a discounted cash flow model for TechSoft Holding. Changes in fair value of the Put Option amounting to $210, $210 and $210 during the years ended December 31, 2014, 2015 and 2016, respectively, are reflected on the consolidated statements of operations and comprehensive loss.

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

The following tables set forth, by level with the fair-value hierarchy, the fair value of the Group’s financial liabilities measured on a recurring basis:

	December 31, 2015
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Put option	—	—	$2,250	$2,250

	December 31, 2016
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Put Option	—	—	$2,460	$2,460

The following table summarizes the movement of the balances of the put option liability measured at fair value on a recurring basis using significant unobservable inputs (level 3) during years ended December 31, 2015 and 2016:

Balance as of January 1, 2015	$2,040
Change in fair value	210

Balance as of December 31, 2015	$2,250
Change in fair value	210

Balance as of December 31, 2016	$2,460

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

18.	FAIR VALUE - continued

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group measured certain long-lived assets at their fair value on a nonrecurring basis as results of the impairment loss of $2,910, $ nil and $nil recognized during 2014, 2015 and 2016 respectively, as set out in Note 9. The fair value was determined using models with significant unobservable inputs which were classified as Level 3 inputs, primarily the discounted future cash flow.

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

A summary of the share option activity during the years ended December 31, 2014, 2015 and 2016 are as follows:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life
Outstanding at January 1, 2014	31,961,636	$0.258	7.5
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	(1,620,000)	—	—

Outstanding at December 31, 2014	30,341,636	$0.259	6.5
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	(960,000)	—	—

Outstanding as of December 31, 2015	29,381,636	$0.259	5.5
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	(1,800,000)	—	—

Outstanding as of December 31, 2016	27,581,636	$0.259	4.5

Exercisable as of December 31, 2016	27,581,636	$0.259	4.5

Vested as of December 31, 2016	27,581,636	$0.259	4.5

During 2014, 2015 and 2016, the Group recognized compensation expense of $753, $ nil and $nil, respectively. No options were exercised during the years ended December 31, 2014, 2015 and 2016.

No unrecognized compensation as of December 31, 2016 as all the options were vested.

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

On September 16, 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and Beijing E-town International Investment and Development Co., Ltd., or BEIID, established a joint venture, Tecface Communication Equipment (Beijing) Ltd. Techfaith Hangzhou and Techfaith Intelligent Handset Beijing respectively held 49.0% and 11.0% of the equity interest of Tecface Communication Equipment Beijing, and BEIID held the remaining 40.0% share equity of this entity. BEIID had contributed $19,203 into Techfaith Intelligent Handset Beijing as of October 11, 2015. In October 2015, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and BEIID agreed that BEIID to withdraw US$8,120 from its original contribution. As of December 31, 2016, BEIID have contributed US$11,083 and holds the remaining 28.1% equity interest.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

21.	RELATED PARTY TRANSACTIONS

The name and nature of the relationships with related parties are as follow:

Name	Relationship with the Group
Yunhu Times Technology Limited (“Yunhu Times”)	Controlled by Mr. Defu Dong
Mr. Deyou Dong(1)	The Company’s CEO
Ms. Chunjie Yuan(2)	Sister-in-law of Mr. Deyou Dong ,the Company’s CEO

(1).	17FOXSY is our 83.3% owned subsidiary in China. In December of 2016, the 83.3% equity interest was transferred from Fair Nice to Mr. Deyou Dong, CEO of the Group, to become a domestic company. An entrusted agreement was signed between Fair Nice and Mr. Deyou Dong before the ownership changed. On April 24, 2017, the 83.3% equity interest was transferred back from Mr. Deyou Dong to Techfaith China.
(2).	On March 1, 2017, the Group transferred the 100% ownership on Techfaith Intelligent Handset Beijing from Infoexcel Technology to a third party. Ms Chunjie Yuan, sister-in-law of Mr Deyou Dong, was assigned as legal representative of Techfaith Intelligent Handset Beijing. At the same time, the legal shareholder of Techfaith Intelligent Handset Beijing has signed an entrusted agreement with Infoexcel Technology. Currently we control Techfaith Intelligent Handset Beijing through this entrusted agreement.

From 2015, the Group conducted transactions with Yunhu Times. A summary of the purchase of raw materials and the sales of mobile phone products during the years ended December 31, 2015 and 2016 are as follows:

	2015	2016
Purchase of raw materials:
Yunhu Times	$127	$2,701

	2015	2016
Sales of mobile phone products:
Yunhu Times	$2,195	$3,649

As of December 31, 2015 and 2016, amounts due from a related party were as follow:

	December 31,
	2015	2016
Trade receivable:
Yunhu Times	$821	$2,247

Other receivable:
Yunhu Times	$66	$950

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

The financial information for each operating segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment is as follows:

	2014	2015	2016
Revenues
- Mobile phone business	$96,668	$60,194	$57,631
- Real estate	1,632	3,474	3,327

Total net revenues	98,300	63,668	60,958

Cost of sales
- Mobile phone business	(88,453)	(56,802)	(47,418)
- Real estate	(849)	(1,022)	(1,088)

Total cost of revenues	(89,302)	(57,824)	(48,506)

Gross profit	$8,998	$5,844	$12,452

Revenue and cost of sales from discontinued operations is as follows:

	2014	2015	2016
Revenues from discontinued operations	$956	$941	$891

Cost of revenues from discontinued operations	(113)	(74)	(70)

Gross profit	$843	$867	$821

The Group’s chief operating decision maker only reviews revenues and cost of revenues for each operating segment. Operating and other income and expenses are not allocated to each segment.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

22.	OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION - continued

	December 31,
	2015	2016
Assets
- Mobile phone business assets:	$73,268	$90,672
- Cash and cash equivalents	514	6,363
- Restricted cash	—	2,881
- Accounts receivable, net	21,146	23,480
- Accounts receivable due from a relate party	821	2,247
- Notes receivable, net	—	—
- Amount due from a relate party	66	950
- Inventories, net	3,108	4,646
- Prepaid expenses and other current assets	31,275	40,914
- Property, plant and equipment, net	8,181	5,406
- Acquired intangible assets, net	8,157	3,785
- Real estate assets:	$144,283	$136,602
- Cash and cash equivalents	—	—
- Accounts receivable, net	718	1,979
- Property, plant and equipment, net	47,667	43,739
- Construction in progress	36,389	69,792
- Land use rights, net	2,129	1,966
- Other non-current assets	57,380	19,126
- Discontinued operations assets:	$172,295	$156,256
- Assets held for sale	11,445	3,352
- Other assets held for sale	160,850	152,904

Total assets	$389,846	$383,530

	2014	2015	2016
Total expenditures for purchase of long-lived assets:
- Mobile phone business	15,988	5,865	1,739
- Real estate	19,162	57,177	2,099
- Discontinued operations	39,946	90,636	3,979

Total capital expenditure	$75,096	$153,678	$7,817

Geographic information

Revenues, classified by the major geographic areas in which the Group’s customers are located (for design contract and game related revenue, based on the address of the customer who contracted with the Group; for product sales, based on the address to which the Group ships products), are as follows:

	2014	2015	2016
Revenues from the PRC	$80,349	$51,536	$47,308
Revenues from countries other than the PRC	17,951	12,132	13,650

Total revenues	$98,300	$63,668	$60,958

All of the revenues from discontinued operations came from the PRC.

The Company did not have any significant long lived assets outside the PRC.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

23.	COMMITMENTS

(a)	Capital commitments

As of December 31, 2016, capital commitments for construction of property are as follows:

Year 2017	$1,000
Year 2018 and thereafter	30,581

$31,581

(b)	Purchase commitments

The Group uses EMS providers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Group enters into contracts with certain manufacturers that allow them to procure inventory based on criteria defined by the Group. As of December 31, 2016, the Group had commitments under non-cancellable contracts that future minimum purchases are $853 in 2017 and thereafter.

(c)	Operating lease as lessee

The Group has entered into operating lease agreements for its office spaces in the PRC. The group recognized rent expenses under such arrangements on a straight-line basis over the term of the leases Rental expenses under such operating leases were $2,028, $ nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively.

(d)	Guarantee commitments

In January, 2017, the Group entered into guarantee agreements for a bank credit of $5,761(RMB40 million) to an EMS factory of the Group to fund the capital demand of production. Part of the properties of Techfaith Intelligent Handset Beijing with a carrying value of $9,553 at December 31, 2016, the properties owned by 17FOXSY with a carrying value of $8,626 at December 31, 2016 and the land use right owned by 17FOXSY with a carrying value of $1,966 at December 31, 2016 were pledged. The loan was also guaranteed by Techfaith China and Techfaith HK.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

24.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	2014	2015	2016
Net (loss) income from continuing operations attributable to China Techfaith Wireless Communication Technology Limited (numerator), basic and diluted	$(13,998)	$(13,401)	$9,751
Net income from discontinued operations attributable to China Techfaith Wireless Communication Technology Limited (numerator), basic and diluted	$567	$596	$381

Net (loss) income attributable to China Techfaith Wireless Communication Technology Limited (numerator), basic and diluted	$(13,431)	$(12,805)	$10,132

Shares (denominator):
Weighted average ordinary shares outstanding	794,003,193	794,003,193	794,003,193
Effect of dilutive securities:

Weighted average shares used in computing diluted net income per share	794,003,193	794,003,193	794,003,193

Net (loss) income from continuing operations attributable to China Techfaith Wireless Communication Technology Limited per share, basic and diluted	$(0.02)	$(0.02)	$0.01
Net income from discontinued operations attributable to China Techfaith Wireless Communication Technology Limited per share, basic and diluted	0.00	0.00	0.00

Net (loss) income attributable to China Techfaith Wireless Communication Technology Limited per share, basic and diluted	$(0.02)	$(0.02)	$0.01

The Group had securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share as their effects would have been anti-dilutive. Such securities consisted of 30,341,636, 29,381,636 and 27,581,636 options outstanding as of December 31, 2014, 2015 and 2016, respectively.

25.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group located in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries.

The total provisions for such employee benefits were $1,259, $964 and $642 for the years ended December 31, 2014, 2015 and 2016, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

26.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The appropriations to these reserves by the Group’s subsidiaries in the PRC were $23,755, $22,258 and $22,258 for the years ended December 31, 2014, 2015 and 2016, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Group’s subsidiaries in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s subsidiaries in the PRC not available for distribution, was $195,787, $202,614 and $202,613 as of December 31, 2014, 2015 and 2016, respectively.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

27.	SUBSEQUENT EVENTS

Prior to December 31, 2016, management had been authorized to approve and commit to a plan to sell Techfaith Intelligent Handset Beijing, mainly its real estate portfolio. As all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities relevant to the disposal shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations (which we presented as operations to be disposed), less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. (Details see Note 2 Discontinued operations and Note 6 ASSETS HELD FOR SALE)

On March 1, 2017, the Group transferred the 100% ownership on Techfaith Intelligent Handset Beijing from Infoexcel Technology to a third party. Ms Chunjie Yuan, sister-in-law of Mr Deyou Dong, was assigned as legal representative of Techfaith Intelligent Handset Beijing. At the same time, the legal shareholder of Techfaith Intelligent Handset Beijing has signed an entrusted agreement with Infoexcel Technology. Through this entrusted agreement, the legal shareholder of Techfaith Intelligent Handset Beijing has executed an irrevocable power of attorney appointing Infoexcel Technology, or any person designated by Infoexcel Technology as their attorney-in-fact to vote on their behalf on all matters, including but not limited to the dividend declaration, of Techfaith Intelligent Handset Beijing requiring shareholder approval under PRC laws and regulations and the articles of association of Techfaith Intelligent Handset Beijing. The power of attorney remains effective indefinitely and noncancelable by the legal shareholder. In addition, the senior management teams of Techfaith Intelligent Handset Beijing and those of Infoexcel Technology are all assigned by the Company. As a result, the Company has the power to direct the activities of the Techfaith Intelligent Handset Beijing that most significantly impact their economic performance. The restructure of the ownership of Techfaith Intelligent Handset Beijing is an arrangement for the future sale of the real estate owned by Techfaith Intelligent Handset Beijing.

In April 2017, through its wholly owned subsidiary, Infoexcel Technology Limited (“Infoexcel”), TechFaith entered into a share transfer agreement (the “Agreement”) with Beijing Hongkungu Investment Company Limited (“Hongkungu”). Under the Agreement, Infoexcel will sell its 100% equity interest in Techfaith Intelligent Handset Technology (Beijing) Limited (the “Project Company”) to Hongkungu for a total consideration of RMB1 billion (approximately US$144 million), payable in installments. The Project Company has also acquired certain land use rights related to a piece of land in Beijing comprising 139,650 square meters and is in the process of developing and constructing certain facilities on such premise. The consummation of the transaction pursuant to the Agreement is subject to certain customary closing conditions.

In January, 2017, the Group entered into guarantee agreements for a bank credit of $5,761(RMB40 million) to an EMS factory of the Group to fund the capital demand for production. Part of the properties of Techfaith Intelligent Handset Beijing with a carrying value of $9,553 at December 31, 2016, the properties owned by 17FOXSY with a carrying value of $8,626 at December 31, 2016 and the land use right owned by 17FOXSY with a carrying value of $1,966 at December 31, 2016 were pledged. The loan was also guaranteed by Techfaith China and Techfaith HK.

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$1	$—
Prepaid expenses and other current assets	2,869	1,864
Amounts due from subsidiaries	125,662	126,648

Total current assets	128,532	128,512

Investment in subsidiaries	142,058	133,001

TOTAL ASSETS	$270,590	$261,513

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$2,257	$2,467

Total current liabilities	$2,257	$2,467

Equity:
Ordinary shares ($0.00002 par value;
50,000,000,000,000 shares authorized; 794,003,193 and 794,003,193 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	16	16
Additional paid-in capital	144,836	144,836
Accumulated other comprehensive income	35,578	16,159
Retained earnings	87,903	98,035

Total equity	268,333	259,046

TOTAL LIABILITIES AND EQUITY	$270,590	$261,513

The accompanying notes are an integral part of Schedule 1.

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2014	2015	2016
Net revenues	$—	$—	$—

Operating expenses:
General and administrative (including share-based compensation expenses $382, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively)	(420)	85	(20)
Selling and marketing (including share-based compensation expenses $133, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively)	(133)	—	—
Research and development (including share-based compensation expenses $238, $nil and $nil for the years ended December 31, 2014, 2015 and 2016, respectively)	(238)	—	—

Total operating expenses	(791)	85	(20)

Other operating income	—	—	—

Income (Loss) from operations	(791)	85	(20)
Equity in Income (loss) income of subsidiaries	(12,430)	(12,680)	10,362
Change in fair value of the Put Option	(210)	(210)	(210)

(Loss) income before income taxes	(13,431)	(12,805)	10,132
Income taxes	—	—	—

Net (loss) income	$(13,431)	(12,805)	10,132

Other comprehensive loss, net of tax
Foreign currency translation adjustment	(7,773)	(12,490)	(19,419)

Comprehensive loss	$(21,204)	$(25,295)	$(9,287)

The accompanying notes are an integral part of Schedule 1.

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Number	Amount
Balance at January 1, 2014	794,003,193	16	144,083	55,841	114,139	314,079
Foreign currency translation adjustments	—	—	—	(7,773)	—	(7,773)
Share-based compensation	—	—	753	—	—	753
Net loss	—	—	—	—	(13,431)	(13,431)

Balance at December 31, 2014	794,003,193	16	144,836	48,068	100,708	293,628
Foreign currency translation adjustments	—	—	—	(12,490)	—	(12,490)
Net loss	—	—	—	—	(12,805)	(12,805)

Balance at December 31, 2015	794,003,193	16	144,836	35,578	87,903	268,333
Foreign currency translation adjustments	—	—	—	(19,419)	—	(19,419)
Net income	—	—	—	—	10,132	10,132

Balance at December 31, 2016	794,003,193	$16	$144,836	$16,159	$98,035	$259,046

The accompanying notes are an integral part of Schedule 1.

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2014	2015	2016
Operating activities:
Net (loss) income	$(13,431)	$(12,805)	$10,132
Adjustments to reconcile net loss to net cash provided in operating activities:
Share-based compensation	753	—	—
Change in fair value of the Put Option	210	210	210
Loss (income) on investment in subsidiaries	12,430	12,680	(10,362)
Change in operating assets and liabilities:
Prepaid expenses and other current assets	—	(10)	1,005
Amounts due from subsidiaries	37	(74)	(986)

Net cash (used) provided in operating activities	(1)	1	(1)

Net (decrease) increase in cash and cash equivalents	(1)	1	(1)
Cash and cash equivalents at the beginning of the year	1	—	1
Cash and cash equivalents at the end of the year	$—	$1	$—

The accompanying notes are an integral part of Schedule 1.

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