Form 20-F
period 2017-12-31
China Techfaith Wireless Communication Technology LTD
filed 2018-04-27
CIK 1316317

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

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

Beijing 101111

People’s Republic of China

Phone: +86 10 5822 8866

Email: ir@techfaith.cn

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American depositary shares, each representing 75 ordinary shares, par value US$0.00002 per share	The NASDAQ Global Market

Ordinary shares, par value US$0.00002 per share	The NASDAQ Global Market*

*	Not for trading, but only in connection with the listing on The NASDAQ Global Market of American depositary shares, each representing 75 ordinary shares.

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,”“accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

In this annual report, unless otherwise indicated,

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“RMB” refers to Renminbi, the legal currency of China, and “$,”“dollars,”“US$” and “U.S. dollars” refer to the legal currency of the United States; Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate on December 29, 2017 as set forth in the H.10 statistical release published by the Federal Reserve Board;

•	“shares” or “ordinary shares” refers to our ordinary shares and “ADSs” refers to our American depositary shares, each of which represents 75 ordinary shares;

•	“we,”“us,”“our company,”“our” and “Techfaith” refer to China Techfaith Wireless Communication Technology Limited, its subsidiaries and variable interest entity;

•	“17FOXSY” refers to 17fox Technology (Shenyang) Co. Limited (formerly known as Tecface International Mobile (Shenyang) Co. Limited), our 83.3% owned subsidiary in China as of December 31, 2017;

•	“Citylead” refers to Citylead Limited, our wholly owned subsidiary in the British Virgin Islands (“BVI”) until June 2015, when Citylead and its subsidiary and variable interest entity were sold to an unrelated third party;

•	“Fair Nice” refers to Fair Nice Technology Limited, our wholly owned subsidiary in the BVI;

•	“Glomate” refers to Glomate Mobile (Beijing) Co., Limited, our 51.0% owned subsidiary in China;

•	“One Net” refers to One Net Entertainment Limited formerly known as Techfaith Interactive Technology (Beijing) Limited, our 67.8% owned subsidiary in China;

•	“Tecface Communication Equipment Beijing” refers to Tecface Communication & Equipment (Beijing) Limited, our 71.9% owned subsidiary in China;

•	“Tecface Technology” refers to Tecface Communication Technology (Beijing) Limited (formerly known as STEP Technologies (Beijing) Co., Ltd), our wholly owned subsidiary in China;

•	“Techfaith China” refers to Techfaith Wireless Communication Technology (Beijing) Limited, our wholly owned subsidiary in China;

•	“Techfaith Hangzhou” refers to Techfaith Wireless Communication; Technology (Hangzhou) Limited;

•	“Techfaith Intelligent Handset Beijing” refers to Techfaith Intelligent Handset Technology (Beijing) Limited, our previous wholly owned subsidiary in China, which was sold to an unrelated third party in 2017;

•	“Techfaith Shanghai” refers to Techfaith Wireless Communication Technology (Shanghai) Limited, our wholly owned subsidiary in China; and

•	“TechSoft” refers to Techfaith Software (China) Limited, a wholly owned subsidiary located in China, of Techfaith Software (China) Holding Limited, our 70.0% owned joint venture incorporated in the Cayman Islands with QUALCOMM Incorporated.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial information. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of comprehensive loss data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements, which are not included in this annual report.

Prior to December 31, 2016, our management had been authorized to approve and commit to a plan to sell Techfaith Intelligent Handset Beijing and the real estate portfolio under its name, therefore the major current assets, other assets, current liabilities, and noncurrent liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), are reported as components of net income separate from the net income of continuing operations in accordance with ASC 205-20-45. As this part of our real estate business has been presented as discontinued operations, our historical financial statements are restated to present discontinued operations separately.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(In thousands, except number of shares and per share data)
Consolidated Statement of Comprehensive Income (Loss) Data
Net revenues	$120,194	$98,300	$63,668	$60,958	$46,806
Gross profit	$17,249	$8,998	$5,844	$12,452	$9,763
Operating expenses	$(21,306)	$(25,953)	$(17,518)	$(15,875)	$(15,623)
Government subsidy income	$357	$761	$162	$20	$209
Other operating income (loss)	$960	$24	$(132)	$—	$—
Other operating income-net gain from sale of real estate	$—	$—	$—	$14,939	$—
(Loss) Income from operations	$(2,740)	$(16,170)	$(11,644)	$11,536	$(5,651)
Net (loss) income from continuing operations	$(3,017)	$(15,635)	$(13,693)	$9,778	$(14,055)
Net income from discontinued operations(1)	$46	$567	$596	$381	$3,837
Net (loss) income	$(2,971)	$(15,068)	$(13,097)	$10,159	$(10,218)
Less: Net (loss) income attributable to noncontrolling interest	$(501)	$(1,637)	$(292)	$27	$(886)
Net (loss) income attributable to Techfaith	$(2,470)	$(13,431)	$(12,805)	$10,132	$(9,332)
Earnings per share:
Net (loss) income per share attributable to Techfaith from continuing operations
— Basic	$(0.00)	$(0.02)	$(0.02)	$0.01	$(0.01)
— Diluted	$(0.00)	$(0.02)	$(0.02)	$0.01	$(0.01)
Net income per share attributable to Techfaith from discontinued operations
— Basic	$0.00	$0.00	$0.00	$0.00	$0.00
— Diluted	$0.00	$0.00	$0.00	$0.00	$0.00
Net (loss) income per share attributable to Techfaith
— Basic	$(0.00)	$(0.02)	$(0.02)	$0.01	$(0.01)
— Diluted	$(0.00)	$(0.02)	$(0.02)	$0.01	$(0.01)
Shares used in per share computation
— Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193
— Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

(1)	In April 2017, we entered into an agreement with Beijing HongKungu Investment Company, or Hongkungu, to sell all our beneficial ownership in Techfaith Intelligent Handset Beijing for a consideration of RMB 1 billion (approximately US$144 million). A net gain of $3.9 million was recognized as the net income from discontinued operation in 2017.

	As of December 31,
	2013	2014	2015	2016	2017
	(In thousands, except number of shares and per share data)
Consolidated Balance Sheet Data
Total assets	$414,628	$417,500	$389,846	$383,530	$349,467
Total current liabilities	$66,362	$84,937	$95,452	$88,568	$48,134
Total non-current liabilities	$290	$4,319	$1,062	$12,605	$12,663
Noncontrolling interest	$33,897	$34,616	$24,999	$23,311	$23,995
Total liabilities and equity	$414,628	$417,500	$389,846	$383,530	$349,467

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

We operate in two very different but equally challenging industries, which makes evaluating our business and prospects difficult. If we cannot successfully respond by changing our business mix, business model and products and services we sell, our business and financial results will be materially and adversely affected.

Our business model and business mix have significantly evolved since we commenced operations in July 2002 and they may continue to change as we adjust our business strategies to adapt to market trends, changes and volatility. We started as a mobile handset designer, and launched our original design product, or ODP, business in 2006 and our own brand name phone business in 2010. We once also ran a motion game devices business during 2008 and 2014. The ODP, own brand name phone and motion game devices business are consolidated and referred to as mobile phone business. To diversify our revenue sources, we entered into real estate business in 2015, and started generating lease income and disposal gain. As a result of the foregoing, our historical results of operations may not provide a meaningful basis for evaluating our business from period to period, or our financial performance and prospects in the future.

In addition, the two different industries that we operate in are both very challenging. The mobile phone industry is characterized by rapid changes and innovations, while the real estate industry is characterized by construction and permit delays, cost overruns, with inventory, occupancy and lease uncertainty. We may not have sufficient experience to address the risks frequently encountered by companies in the same or similar industries, including our potential inability to:

•	change our product mix in time, or at all, to keep up with new standards in the mobile phone industry, capture market trends and generate stable and growing revenues;

•	develop buildings and construct facilities in our real estate portfolio on budget and on schedule secure all required regulatory and occupancy permits and approvals, find the appropriate tenants or buyers to lease or sell all available, unused space constructed at the market rate, and withstand fluctuations in the broader property market;

•	ensure we are able to adapt to changes in government policies and regulations on a timely basis;

•	achieve and maintain our profitability and margins;

•	acquire and retain customers;

•	attract, train and retain qualified personnel;

•	develop effective marketing, branding and sales support for both our mobile phone business and our real estate business; and

•	maintain adequate control over our product quality, research and development, operating costs and expenses.

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

We have historically experienced significant challenges adapting to the rapidly evolving mobile handset market. There is no assurance that we can regain our ability to generate revenues at previous higher levels by designing new products, including ruggedized smart devices, or that our new products will enjoy popularity in the lower selling price mass markets. Additionally, we cannot ensure we would be able to maintain our competitive edge in providing tailored solutions for the enterprise segment. It is also unknown whether the broader market both in domestic China and worldwide for handsets will experience a rebound in sustained and profitable growth.

We provide certain primary types of products to our customers, including smart pads, smart phones, other components, such as industrial wireless devices, as well as wireless software and applications. The market demand for each of our product types is subject to constantly changing customer demand and end user preferences.

The mobile handset market in China is highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.

The mobile handset market in China is intensely competitive and highly fragmented. We face current and potential competition from established suppliers of wireless communications solutions to mobile device manufacturers. These competitors include original design manufacturers such as Sim Technology Group Limited, BYD Electronic Limited, Longcheer Holdings Limited and other smaller mobile phones original design manufacturers. We are also facing greater competition from the existing popular branded mobile phone companies, such as Apple, Samsung, ZTE, Huawei, Xiaomi and others. Compared with these competitors, our own brand name mobile phones may lack necessary market awareness, compelling cost advantages, or the breadth, depth and support of other company’s distribution channels. This may in turn result in lower demand levels and fewer shipments for our branded mobile phones in the future.

In addition, the whole mobile phone industry has relatively low entry barriers. Many mobile phone makers outsource the manufacturing process to EMS providers without owning its own manufacturing facilities. This largely lowers operating costs and reducing capital investments and other fixed costs for new comers to the industry. Further, as Qualcomnn and MediaTek introduced standardized chipsets, and Google released the open Android mobile operating system, these advances in technology further lowered the entry barrier for companies that are interested in developing smart phones.

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

We began constructing our first technological park, i.e., buildings and facilities intended for research and development, as well as manufacturing purposes, in Hangzhou, China in 2008. Since then, we expanded our number of construction projects to include similar technological parks in Beijing, China, in 2012, which were sold in 2017, and in Shenyang, China, in 2013. We plan to further expand our presence in the above and other cities as suitable opportunities arise. In addition, we expect to develop real estate projects in other cities, which we expect will impose significant demands on our management and other operational resources. Each of these cities has its own unique market conditions, business requirements and local regulations related to the local real estate industry. If we are unable to successfully develop, secure required permits and rent out buildings and facilities in these cities, our future growth may be limited and we may not generate adequate returns to cover our investments in these new cities, and our results of operations may be materially and adversely affected.

We have incurred and will continue to incur significant capital expenditures in connection with the construction of buildings and facilities, which may not prove to be a valuable investment and may have a material adverse effect on our results of operations, financial condition and may limit our ability to pursue other growth opportunities.

We have been constructing buildings and facilities in major cities in China, and expect to lease or potentially sell certain portions of our constructed buildings and facilities to generate revenues. In 2015, 2016 and 2017, in connection with our construction projects, we incurred a total capital expenditure of US$147.8 million, US$6.1 million and US$40.4 million, respectively. We expect to continue to incur additional capital expenditures of US$19.9 million from 2018 to 2020 in relation to our ongoing construction projects.

Our construction projects currently in progress continues to present development, financial and management risks, as this is a business area outside of our traditional business segments, and we are still gaining experience in the area. The construction projects are time-consuming and complex, and require significant capital investment and divert our management’s attention and efforts from our existing core business. We may also lack experienced employees in the development and management of such projects and the completed properties. If we are unable to complete the projects as planned and within our budget or if we fail to manage the constructed buildings and facilities to derive the expected economic benefits—such as finding the appropriate creditworthy tenants or suitable buyers for the facilities and negotiating commercial terms that are favorable to us—the costs and capital investments incurred in connection with such projects may not be recoverable, which may materially and adversely affect our results of operations, financial condition and growth prospects.

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

The progress and costs for a construction project, such as the buildings and facilities we are constructing in Hangzhou and Shenyang, can be adversely affected by many factors, including, without limitation:

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

The real estate industry is strictly regulated by the PRC government. Property developers in China must comply with various laws and regulations as well as all implementation rules promulgated by local governments to enforce these laws and regulations. Before commencing, and during the course of, the development of a property project, we need to apply for or renew various licenses, permits, certificates and approvals, including but not limited to land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these approval certificates and permits and meet specific conditions in order for the government authorities to renew relevant approval certificates and permits. To date, we have not encountered serious delays or difficulties in the process of applying for or renewing these approval certificates and permits, but we cannot guarantee that we will not encounter any such serious delays or difficulties in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in any relevant government authority’s examination and approval progress, we may not be able to maintain our development schedule and our business, financial condition and results of operations may be materially and adversely affected.

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

According to relevant PRC laws and regulations, if we fail to develop a property project in compliance with the terms of the relevant land use rights grant contract, including those terms relating to the payment of land premiums, specified use of the land and the timing for the commencement and completion of property development, the PRC government may issue a warning, impose a penalty or, in severe cases, order us to forfeit the land. For example, under current PRC laws and regulations, if we fail to pay land premiums in accordance with the payment schedule set forth in a land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us, impose late payment penalties or even require us to forfeit the related land to the PRC government. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed gross floor area on the land is less than one-third of the total gross floor area of the project that should have been under construction and development, or the total capital invested is less than one-fourth of the total investment of the project, the land may also be treated as idle land and be subject to penalty or forfeiture.

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

Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. We also derive an increasing percentage of revenues from our various customers in overseas markets, including the United States, the European Union and Russia, which in total constituted 19.1%, 22.4% and 26.0% of our total revenues in 2015, 2016 and 2017, respectively. Our financial results have been, and are expected to continue to be, affected by economic conditions in the global markets and in China as well as by changes in the relevant industries in China, such as economic growth rate, labor costs, international trade disputes and territorial disputes. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the geo-political uncertainties resulting from the “Brexit”, and the slowdown of the Chinese economy from 2012 through the present. It is unclear what implications these new political developments may have on the global economy, and whether the slowdown of Chinese economy will stabilize. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have been concerns over unrest in the Syria, South Sudan and Libya, which have resulted in volatility in oil and other markets, and over the conflict between Ukraine and Russia. There have also been concerns about the economic effect of tensions in the Korean peninsula, the relationship between China, Japan and the U.S.

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

If our customers in mobile phone business fail to achieve success in their business, our business and results of operations may be materially and adversely affected.

If any of our major customers is unsuccessful in its mobile handset sales, whether due to lack of market acceptance of its products, shortage of component supplies, slowdown of replacement sales of mobile handsets or otherwise, the customer may downsize or discontinue its mobile handset business, which in turn could adversely affect our mobile phone business. Accordingly, our success depends on our customers’ success in their business. Our largest customer in 2015, 2016 and 2017 contributed approximately 15.7%, 23.9% and 32.7% of our net revenues, respectively, and our largest three customers in 2015, 2016 and 2017 contributed approximately 29.4%, 53.6% and 75.9% of our net revenues, respectively. We are not certain whether our customers will be able to achieve success in their business or how long they will remain competitive in their business even if they are initially successful. If any of our customers experiences financial difficulty or is otherwise unable to achieve success in its own business, our business and results of operations may be materially and adversely affected.

We are exposed to significant credit risk in relation to our customers.

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

We are dependent on our suppliers and EMS providers for timely manufacturing and delivery of our mobile phone products that meet quality and other standards set by us or our customers.

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

We rely on a combination of patents, trademarks, trade secret laws and copyrights, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and the steps we have taken to protect our intellectual property may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us, which could harm our business and competitive position. In 2012, we filed suit against Samsung Telecommunications (Tianjin) Ltd. for patent infringement in China in relation to Samsung’s GT-B7732 model mobile phone. We decided to withdraw the lawsuit in 2014, as the process was time-consuming, costly and uncertain. Similar instances of patent infringement might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

We may face intellectual property infringement and other claims that could be time-consuming and costly to defend and result in our loss of significant rights.

Other parties may assert intellectual property infringement and other claims against us. For example, there is no assurance that software applications and content posted on our websites do not or will not be deemed to infringe upon patents, valid copyrights or other intellectual property rights held by third parties. Litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to pay substantial damages to the party claiming infringement, develop alternate non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Parties asserting infringement claims may be able to obtain an injunction, which could prevent us from providing our services or using technology that contains the allegedly infringing intellectual property. While currently we do not have any on-going infringement claims against us, we have in the past been, and may in the future be, subject to claims by other parties alleging infringements of their intellectual property rights by our products. To resolve such claims, we may be required to pay licensing fees to third parties, which could adversely affect our financial condition. Any such claims against us could have a material adverse effect on our business, operating results or financial condition.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued services of our senior executives, especially our Chairman and Chief Executive Officer Mr. Deyou Dong. We rely on the experience of our senior executives in mobile handset design and our manufacturing, business operations, sales and marketing and also depend on their relationships with our customers and suppliers. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

Several executives of our company, including Mr. Deyou Dong, have been involved in litigation, arbitration and administrative proceedings in the past. Although we are not aware of any pending claims against our executives as of the date of this annual report, any future litigation or administrative proceedings involving any of our key executives may result in diversion of management attention away from our business, or damage to our reputation. In addition, if any of our executives joins a competitor or forms a competing company, we may lose our customers. If any disputes arise between our executive officers and us, we cannot assure you the extent to which our rights could be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

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

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on the effectiveness of such company’s internal control over financial reporting in its annual report. Our management concluded that our internal control over financial reporting was effective as of December 31, 2017, as reported under criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. However, as a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. We cannot assure you that we will be able to maintain the effectiveness of our internal control over financial reporting on a continuing basis in the future, or that our management’s assessment of the effectiveness of our internal control is accurate or will not be challenged. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent or detect fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Our income tax is primarily governed by the Enterprise Income Tax Law, or the EIT Law, which was adopted by the National People’s Congress of China on March 16, 2007 and amended on February 24, 2017. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Under the EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“HNTE”) is entitled to a tax rate of 15%. A HNTE status obtained under the EIT Law is valid for three years, after which qualifying entities can apply to renew their HNTE status for an additional three years, provided their business operations continue to qualify for HNTE status. Techfaith China renewed its HNTE status under the EIT Law in 2017, and its current HNTE status is now scheduled to expire in October 2020. Techfaith Shanghai, a qualified manufacturing foreign investment enterprise located in Shanghai Pudong according to the old enterprise income tax law prior to January 1, 2008, most recently renewed its HNTE status in 2017 under the EIT Law, which will expire in November 2020. One Net renewed its HNTE status in December 2013 under the EIT Law, which expired in December 2016. We plan to apply for the renewal of HNTE status for each of our qualifying entities before the respective expiry dates. We believe it is likely that our qualifying entities will continue to obtain the renewal in the future but we cannot guarantee this outcome. Accordingly, Techfaith China and Techfaith Shanghai have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future.

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

Under the EIT Law and relevant implementing rules, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementing rules of the EIT Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. The guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident is set forth in a notice and a bulletin issued by the PRC State Administration of Taxation, or SAT, in 2009 and 2011, respectively. The notice and the bulletin apply to a Chinese-controlled offshore incorporated enterprise, which is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. See “Item 4. Information on the Company — B. Business Overview — Regulation — Tax.” Based on our analysis of the current facts, we believe that our company and our overseas subsidiaries should not be treated as resident enterprises for PRC tax purposes. However, it continues to be unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2015, 2016 and 2017, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that our company or our overseas subsidiaries should be treated as a “resident enterprise” for PRC tax purposes after January 1, 2008, the effective date of the EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, but will exclude any dividend income we receive from our domestic subsidiaries, which are exempted taxable income under the EIT Law. If we and our overseas subsidiaries are treated as “resident enterprises” and are required to pay income tax for dividends paid to our offshore subsidiaries which are not treated as “resident enterprises,” it will materially and adversely affect our financial condition and results of operations.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our structure, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

In accordance with the Notice on Further Strengthening and Regulating the Examination, Approval and Supervision of Foreign Direct Investment in Real Estate Industry, or Circular No. 50, where a well-established foreign-funded enterprise intends to add some new land development or operation business, it shall extend its business scope or enlarge its business scale according to the relevant laws and regulations governing foreign investment. If we further expand our business but fail to expand our business scope accordingly or obtain relevant approvals by competent authorities, we may be subject to fines or other legal sanctions.

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

Our corporate affairs are governed by our memorandum and articles of association as amended from time to time, and by the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests through actions against our management, directors or controlling shareholders than would public shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

As of March 31, 2018, our directors and executive officers as a group beneficially own 33.3% ordinary shares of our company; Mr. Deyou Dong, our chief executive officer, beneficially owns almost all of such ordinary shares and has the power to vote on behalf of the record holders of these shares over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

A non-U.S. corporation will be classified as a “passive foreign investment company,” (or a “PFIC”) for any taxable year if either (1) 75% or more of its gross income consists of certain types of passive income or (2) 50% or more of the average quarterly value of its assets (as generally determined on that basis of fair market value) during such year produce or are held for the production of passive income. Based on the market price of our ADSs and the composition of our income and our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. However, because the determination of whether or not we will be or become a PFIC depends on the composition of our income and our assets and the market price of our ADSs, no assurance can be given that we will not be classified as a PFIC for any taxable year. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. Moreover, as previously disclosed, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for prior taxable years. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes.

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

ITEM 4. Information on the Company

A. History and Development of the Company

We commenced operations in July 2002 through Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, a limited liability company established in China. We incorporated a holding vehicle China Techfaith Wireless Communication Technology Limited in Cayman Islands on June 25, 2004. As part of a restructuring in anticipation of our initial public offering, China Techfaith Wireless Communication Technology Limited became our ultimate holding company in November 2004. In May 2005, we completed the initial public offering of ADSs representing our ordinary shares and listed the ADSs on the NASDAQ Global Market.

We started as a mobile handset designer, and launched our original design product, or ODP, business in 2006 and our own brand name phone business in 2010. We once also ran a motion game devices business during 2008 and 2014. The ODP, own brand name phone and motion game devices business are consolidated and referred to as mobile phone business. To diversify our revenue sources, we entered into real estate business in 2015, and started generating lease income and disposal gain.

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

Our business mainly comprises the following two areas in terms of revenue contribution: (1) mobile phone business and (2) real estate business. Revenues generated from mobile phone business accounted for approximately 94.5%, 94.5% and 95.0%of our total revenues in 2015, 2016 and 2017, respectively. Revenues generated from our rental business accounted for approximately 5.5%, 5.5% and 5.0%of our total revenues in 2015, 2016 and 2017, respectively.

Geographically, revenues generated from PRC domestic customers accounted for approximately 80.9%, 77.6% and 74.0% of our total revenues in 2015, 2016 and 2017, respectively. Revenues generated from overseas customers accounted for 19.1%, 22.4% and 26.0% of our total revenues in 2015, 2016 and 2017, respectively.

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

After our customers specify the required products from among our existing range of self-designed mobile handset models (along with some possible customized modifications or additions), we enter into sales contracts with each customer. Then we enter into contracts with EMS providers, which procure the raw materials and arrange the production of the mobile handsets for us. We also provide supervisory and technical support to such EMS providers to ensure product quality in accordance with our customers’ specifications and to control the use of our intellectual property.

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

Brand Name Phone Sales

We started our brand name phone sales business in February 2010 with the QIGI brand. Thereafter, we added Tecface, 17FOX and MOBIFOX brands into our brand matrix. We emphasized the brands of our mobile handset products because self-owned branded products offered a higher profit margin compared with mobile handsets we sold for our ODP business. We disposed of the QIGI brand in 2015 due to declining revenues.

Real estate business

As part of our growth strategy, we entered into the real estate business and began to buy office buildings and acquire land use rights. We began to lease or sell the buildings and facilities we have constructed to the extent we do not utilize them ourselves since 2010.

In 2006, we acquired a 6-floor building of about 24,700 square meters in Jiuxianqiao, Chaoyang District, Beijing to build our R&D center. After our Beijing office moved in 2009, we began to rent or sell part of this 6-floor building. In addition, we began constructing our first technological park, i.e., buildings and facilities intended for research and development, as well as manufacturing purposes, in Hangzhou in 2008. Since then, we have expanded our construction projects to include similar technological parks in Beijing in 2012 and in Shenyang in 2013.

We have so far disposed of the technological park and the 6-floor building in Beijing. We will continue to own and manage our real estate portfolio consisting of three completed buildings in Hangzhou, two completed buildings in Shenyang and a variety of buildings in various stages of construction.

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

Real estate business

Real estate development is a multifaceted business process, encompassing activities that range from securing favorably priced land use rights in attractive markets, financing, construction, renovation, management and re-lease of existing buildings to purchase of raw land and the sale of existing buildings. We acquire land use rights, finance real estate deals, build projects, create, imagine, control and manage the process of development from the beginning to end. Typically, we purchase a land use rights, determine the marketing of the property, develop the building program and design, obtain the necessary governmental approvals and financing, build the structures, rent out, manage, and may ultimately lease or sell the property. We work with many different parties along each step of this process, including architects, city planners, engineers, surveyors, inspectors, contractors, and leasing agents, among others. We are exposed to the prices of many different types of elements such as land use rights and construction raw materials, including steel, concrete, glass and cement. Any fluctuation in prices of the above may have an adverse impact on our real estate business, including our profitability and our ability to complete projects on schedule and within budget.

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

A small number of customers have historically accounted for a significant portion of our net revenue. In 2015, 2016 and 2017, our largest three customers collectively accounted for approximately 29.4%, 53.6% and 75.9%of our net revenues, respectively.

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

Real estate business

Our tenant in Shenyang Tech Park is an anchor tenant leasing the whole park for its electronics manufacturing business and as a workers’ dormitory, while our tenants in Hangzhou Tech Park are mostly Small-to-Medium Sized Enterprises in various industries.

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

For our real estate business, we market our additional space through our own internal team and external co-operation. Our internal team advertises through channels such as offline/online channels including printed media advertising and advertising on various real estate related websites. External co-operation works with real property agents, middle man and government agencies who will recommend clients and suitable business to our tech parks.

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

We use advanced methodologies to design mobile handsets for our customers. We use industry-standard, state-of-the-art design tools in our design process, which we believe provides us significant flexibility to adapt our research, development and product design work to new manufacturing processes and technology platforms when desirable.

In February 2015, we introduced the JNote, a ruggedized notepad designed on the robust Android operating system operating on QUAD Core CPU and running on WCDMA/GSM networks, being dust and shock resistant, temperature resistant and water resistant up to 1.5 meters. We have upgraded all of our products from 3G to 4G LTE, with screen sizes ranging from 4.5 to 7 inches. All models are IP68 and MIL-810-STD certified, with many of the models designed with the MTK Octa Core platform, the latest version of Android with higher memory capacity (3GRAM+32ROM). We also have expanded our mobile phone business and lineups of new enterprise customized smartphone models. These include mobile solutions that feature industrial functions ranging from being intrinsically safe, to location services and Laser-Infrared, to RFID, Walkie-Talkie, anti-explosion and other state-of-the-art technologies.

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

As of December 31, 2017, our research and development staff and supportive function consisted of 63 engineers, representing approximately 54.8% of our total 115 staff. All of our engineers are based in China and most of our senior engineers have extensive experience in the mobile handset industry. For the years ended December 31, 2015, 2016 and 2017, we had research and development expenses of US$8.1 million, US$6.6 million and US$4.2 million, respectively.

Intellectual Property

As of December 31, 2017, we had 25 patents and have submitted 8 patent applications, which are all in the process of examination by the State Intellectual Property Office of China. We also rely on third-party licensors for design cell phone and module card technologies and other technologies embedded in our designs. These licenses are typically non-exclusive and royalty-accruing. If we are unable to continue to have access to these licensed technologies, our success could be adversely affected. In addition, we rely on commercially available third-party software applications in carrying on our business operations. We generally obtain these software applications from retail outlets or through third-party vendors, which bundle them together with PCs and servers purchased by us. We make efforts to ensure that we have proper licenses for software applications used by us, including those provided by third-party vendors.

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

Competition

The mobile handset market is intensely competitive and highly fragmented. We face current and potential future competition from established mobile device manufacturers. These include original design manufacturers, such as Sim Technology Group Limited, BYD Electronics Limited, Longcheer Holdings Limited and Seal Technologies Limited, which compete with our product sales business by offering their own production services to brand name owners. These original design manufacturers may also compete with us in the mobile handset design business as they may be in a position to design mobile handsets on their own. We also face worldwide competition from in-house design teams of original equipment manufacturers. We face competition from other existing brand mobile phone companies such as Apple, Samsung, ZTE, Huawei, Lenovo and Xiaomi. We also face strong competition and cost pressure from companies that have sought to copy our ruggedized phone models. In addition, new players may enter the independent mobile handset production and design market in the near future. In the real estate business, we face competition from bigger players such as Wanda Group, Capital Land, R&F Properties and Soho China, among others.

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

Tax

As a business enterprise operating in China, we are subject to the Enterprise Income Tax Law, or the EIT Law, which was adopted by the National People’s Congress of China on March 16, 2007, effective on January 1, 2008 and amended on February 24, 2017. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Under the EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“the HNTE”) is entitled to a tax rate of 15%. Prior to January 1, 2008, Techfaith China and Techfaith Intelligent Handset Beijing obtained HNTE status under the old EIT law. Under the EIT Law effective on January 1, 2008, Techfaith China obtained the HNTE in December 2008 and most recently renewed its HNTE status in 2017, which will expire in October 2020. Under the old EIT Law prior to January 1, 2008, Techfaith Shanghai was a qualified manufacturing foreign investment enterprise located in Shanghai Pudong. Under the EIT Law effective on January 1, 2008, Techfaith Shanghai obtained HNTE in December 2008 and most recently renewed its HNTE status in 2017, which will expire in November 2020. One Net obtained its HNTE in September 2010 and renewed its HNTE status under the EIT Law in December 2013, which expired in December 2016. During the period from 2010 to 2016, the tax rate for One Net had been 15%. The HNTE status obtained under the EIT Law is valid for three years, after which qualifying entities can apply to renew for an additional three years, provided their business operations continue to qualify for HNTE status. Techfaith China and Techfaith Shanghai renewed their HNTE status in 2017, and we believe it is likely that our qualifying entities will continue to obtain such renewals in the future. Accordingly, Techfaith China and Techfaith Shanghai have used the reduced applicable tax rate in calculating deferred tax balances for the foreseeable future.

The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties resides within China. On April 22, 2009, the SAT further issued Circular 82, which sets out detailed rules for determining whether a Chinese-controlled offshore incorporated enterprise is a tax resident of China, describes the tax implications of such an enterprise being regarded as a tax resident, and sets out the procedures for an assessment of residence status by the relevant local tax bureau. In addition, the SAT issued a bulletin on July 27, 2011, later amended on June 1, 2015 and October 1, 2016, or Bulletin 45, to provide more guidance on the implementation of the above Circular 82, effective from September 1, 2011. Bulletin 45 made clarifications in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specified that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the China-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in Circular 82 and administration clarification made in the Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. Pursuant to this notice, we do not believe that the legal entities of our group organized outside China would be considered China tax residents for EIT Law purposes. In addition, in February 2015, the SAT issued the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purposes and the legal requirements for the voluntary reporting procedures and filing materials in cases of indirect property transfer. SAT Circular 7 has listed several factors to take into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised, directly or indirectly, of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. In December 2017, SAT Circular 7 were partly abolished by Decision of the State Administration of Taxation on Issuing the Catalogues of Tax Departmental Rules and Tax Regulatory Documents Which Are Invalidated and Repealed, and Announcement on Issues concerning the Withholding of Enterprise Income Tax at Source on Non-Resident Enterprises. By promulgating and implementing these two notices, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

On October 17, 2017, SAT promulgated the Circular on Issues concerning Withholding of Enterprise Income Tax for Non-PRC Resident Enterprises, or SAT Circular 37. SAT Circular 37 is concerning withholding of enterprise income tax of the China-sourced income, which refers to income obtained from sources within China by non-PRC resident enterprises that (i) do not have an establishment or place of business in China or (ii) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business in China. China-sourced income includes income from equity investment, property transfer, and other income. Pursuant to the SAT Circular 37, non-PRC resident enterprises shall pay enterprise income tax in relation to their China-sourced income, and the entities which have the direct obligation to make certain payments to a non-PRC resident enterprise shall be the relevant tax withholders for such non-PRC resident enterprise. The tax withholders shall, within certain days as provided, declare and remit the withholding tax to the competent tax authority. When declaring and remitting the withholding tax payable, the tax withholders shall complete the withholding statement of the PRC for enterprise income tax. In the event that the tax withholder fails to withhold and remit the taxable enterprise income tax for a non-PRC resident enterprise, or is unable to perform its obligation mentioned above, the non-PRC resident enterprise shall declare and pay the enterprise income tax to the competent tax authority, and complete the withholding statement of the PRC for enterprise income tax.

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, and later amended in January 2016. Enterprises recognized as “high and new technology enterprises” will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Techfaith China renewed their “high and new technology enterprise” certificate in 2017, which will be valid until October 2020. Techfaith Shanghai most recently renewed its HNTE status in November 2017, which will expire in 2020. One Net renewed its “high and new technology enterprise” in December 2013, which is valid until December 2016. In 2016, the HNTE status of One Net was expired. As a result, the tax rate for One Net is 25%.Techfaith China and Techfaith Shanghai will be eligible for a preferential tax rate of 15% when they have taxable income under the EIT Law, as long as they maintain their “high and new technology enterprise” status.

Under the EIT and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investors who are nonresident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangement with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of our subsidiaries located in the PRC that are taxable upon distribution to us of approximately US$168.4 million and US$165.1 million as of December 31, 2016 and 2017, respectively, are considered to be indefinitely reinvested, because we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to us as of December 31, 2017. If we were to distribute such unremitted earnings, we will be subject to dividend withholding taxes of approximately US$10.3 million.

We sell a significant portion of wireless modules and smart phones from our Hong Kong subsidiary, and currently the statutory income tax rate in Hong Kong is 16.5%. The Inland Revenue Department of Hong Kong approved our Hong Kong subsidiary to be effectively exempt from income tax in Hong Kong. No provision for Hong Kong profits tax was made for the years ended December 31, 2015, 2016 and 2017 on the basis that Techfaith Intelligent Handset Technology (Hong Kong) Limited did not have any assessable profits arising in or derived from Hong Kong for the years.

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

On March 23, 2016, the Ministry of Finance, or MOF, and the SAT jointly issued Caishui [2016] No. 36, or Circular 36, which provides the detailed implementation guidance on the further rollout of the VAT reform to sectors such as construction, real estate, financial services and lifestyle services, as well as modifications to the current VAT rules for transportation services, modern services, postal and telecommunication services. Circular 36 takes effect from 1 May 2016, superseding Caishui [2013] No. 106, or Circular 106. Since May 1, 2016, VAT has replaced Business Tax to cover all the sectors that used to fall under the Business Tax regime including the real estate sector whereby the sale of real estate and land use rights are subject to VAT at 11%. General VAT taxpayers may opt for the general taxation method with a VAT rate of 11% or simplified taxation method with a VAT rate of 5% when selling Old Real Estate Project, or OREP, or Old Real Estate, or ORE. Since May 1, 2016, VAT rate applicable to leasing of real estate has been 11%. General VAT taxpayers engaged in operating lease of ORE may opt for general taxation method with a VAT rate of 11% or simplified taxation method with a VAT rate of 5%. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Tax and Amending the Provisional Regulation of China on Value-added Tax, pursuant to which, PRC tax authorities will collect VAT in lieu of business tax for all industries which should have been collected business tax within the PRC territory. Pursuant to the Provisional Regulation of China on Value-added Tax, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, shall be subject to VAT with a VAT rate ranging from 6% to 17%. On March 28, 2018, the State Council made a decision on its executive meetings that, effective from May 1, 2018, the VAT rate of manufacturing industry will be decreased from 17% to 16%, and the VAT rate of transportation services, construction services, basic telecommunications services and agricultural goods will be decreased from 11% to 10%.

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

Patent

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. As of December 31, 2017, we had 25 patents and have submitted 8 patent applications which are all in the process of examination by the State Intellectual Property Office.

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

Regulations on Foreign-Invested Real Estate Enterprise

Under Catalogue 2015, the development of tracts of land, the construction and operation of high-end hotels, office buildings, international conference centers, and real estate intermediary/agency business have been removed from the category under which foreign investment is restricted, with the construction and operation of large-scale scheme parks remaining in the category. The development and construction of ordinary residential properties, together with other types of real estate-related business, are not specifically mentioned in the Catalogue 2015, this means that they continue to be permitted by the MOFCOM and the National Development and Reform Commission, or NDRC. Under Catalogue 2017, the construction and operation of large-scale scheme parks have been removed from the category under which foreign investment is restricted, and the construction and operation of golf courses and villas have been removed from the category under which foreign investment is prohibited, which means that foreign investment may enter into such areas provided that it obtains relevant approvals.

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

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Project promulgated by the State Council on November 29, 1998, and amended on July16, 2017, each construction project is subject to an environmental impact assessment by the relevant authorities. According to the regulation, a construction unit is required to submit an environmental impact report, or an environmental impact report form, or an environmental impact registration form (as the case may be) to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, construction unit shall conduct inspection and acceptance of the ancillary environmental protection facilities in accordance with the standards and procedures prescribed by administrative department of environmental protection of the State Council and prepare the report on inspection and acceptance. Except for the circumstances that need to be kept confidential in accordance with the provisions of the laws and regulations, the construction unit shall make the report on inspection and acceptance available to the public. The project shall not be put into operation or use if the ancillary environmental protection facilities have not been inspected and accepted, or fail to pass the inspection and acceptance. The Environmental Impact Assessment Law, promulgated on October 28, 2002, and amended on February 2, 2016, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the construction work unit may not commence work.

C. Organizational Structure

The following chart illustrates our corporate structure, with our equity interest shown in each of our principal operating subsidiaries as of the date of this annual report:

We conduct substantially all of our operations through the following subsidiaries in China:

•	Techfaith Wireless Communication Technology (Beijing) Limited, or Techfaith China, which primarily designs GSM-based mobile handsets;

•	One Net Entertainment Limited, formerly known as Techfaith Interactive Technology (Beijing) Limited which primarily designs games;

•	Techfaith Wireless Communication Technology (Shanghai) Limited, which primarily designs CDMA mobile handsets using technology licensed from QUALCOMM;

•	Techfaith Wireless Communication Technology (Hangzhou) Limited, or Techfaith Hangzhou, which holds our Hangzhou tech park;

•	Techfaith Intelligent Handset Technology (Hong Kong) Limited, which focuses on smart phones and handsets sales;

•	Tecface Communication Technology (Beijing) Limited, formerly known as STEP Technologies (Beijing) Co., Limited, which focuses on smart phones under the 17FOX and MOBIFOX brands; and

•	17fox Technology (Shenyang) Co. Limited, or 17FOXSY, formerly known as Tecface International Mobile (Shenyang) Co., Limited, our 83.3% owned subsidiary in China, which focuses on smart phones and handsets sales, and also holds our Shenyang tech park.

Except for TechSoft, One Net, Glomate, Tecface Communication Equipment Beijing and 17FOXSY, all of our subsidiaries in China are wholly owned. TechSoft is wholly owned by a Cayman Islands holding company, which is a joint venture that is 70%-owned by us and 30%-owned by QUALCOMM. Infiniti Capital Limited, IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investor II L.P own 23.4%, 8.1% and 0.7% of One Net, respectively. Glomate is a subsidiary that is 51%-owned by us and 49%-owned by Billion Team Asia Limited, an affiliate of D Magic Mobile. BEIID owns 28.1% of Tecface Communication Equipment Beijing, and Shenyang Investment, together with its affiliate company, own 16.7% of 17FOXSY. In January of 2018, we signed a share transfer agreement with Shenyang Investment and its affiliated company to transfer 8.3% of the equity interest of 17FOXSYback to us. After the completion of this transaction, we will own 91.7% of the equity interest of 17FOXSY.

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China.

D. Property, Plants and Equipment

Our principal executive offices were located on rented premises comprising 4,171 square meters in Beijing, China. We also have regional offices in Shanghai and Hangzhou that occupy approximately 1,760 square meters in aggregate.

As part of our expansion strategy, we acquired land use rights and began constructing buildings and facilities in Hangzhou, Beijing and Shenyang of China. These buildings and facilities were originally designed for research and development purposes as well as for establishing internal manufacturing capabilities. Since then, we have shifted our strategy to use the construction of these buildings and facilities to diversify our business. We have engaged in activities to lease or sell the unused portions of these buildings and facilities as construction is completed. Thus, our real estate portfolio now forms part of our strategy to diversify revenue streams. See “Item 4. Information on the Company—B. Business Overview.”

Hangzhou Tech Park. We have completed the construction of three buildings with a total area of 43,398 square meters and they have been all rented out. In addition, we are constructing another four buildings in Hangzhou. As of December 31, 2017, we had invested approximately US$147.3 million in the construction of our facilities in Hangzhou. The capital expenditure in connection with the facilities in Hangzhou is expected to be US$11.3 million in aggregate in the next three years.

Shenyang Tech Park. In November 2011, our subsidiary, 17FOXSY, acquired land use rights to a piece of land comprising 46,717 square meters in Shenyang, China, for the establishment of an integrated research and development, sales and distribution center. In mid-2012, we commenced the Phase I construction of two buildings with an area of 10,270 square meters, which was completed in 2014. Under our current construction plan, there are buildings of approximately 40,966 square meters to be built in Shenyang. As of December 31, 2017, we had invested US$40.1 million in construction fees in Shenyang project. The capital expenditure in connection with the facilities in Shenyang is expected to be US$8.6 million over the next three years.

Beijing Jiuxianqiao Building (Disposed). We acquired a 6-floor building of about 24,700 square meters in Jiuxianqiao, Chaoyang District, Beijing to build our R&D center in 2006. After our Beijing office moved in 2009, we began to rent or sell part of this 6-floor building. All floors were subsequently sold in 2016 and 2017.

Beijing Tech Park (Discontinued Option, Disposed). In August 2011, our subsidiary, Techfaith Intelligent Handset Beijing, acquired certain land use rights. The acquired land use rights relate to a piece of land in Beijing comprising 139,650 square meters. The construction of our facilities in Beijing is divided into two phases. We commenced the Phase I construction of 16 buildings with a total area of about 73,000 square meters in March 2012 which was completed in 2015. We completed the relevant government inspections and received premises permits necessary for the occupation of 7 buildings, among the 16 buildings of Phase I, from the relevant local government departments in 2016. Additionally, we also commenced the construction of another six buildings representing Phase II of the project, out of 16 buildings in total, in 2015. We have invested US$138.2 million in construction fees for our Beijing project as of December 31, 2016. In April 2017, we entered into an agreement with Hongkungu to transfer our 100% beneficial ownership in Techfaith Intelligent Handset Beijing for a consideration of RMB 1 billion (approximately US$ 144 million). A net gain of US$3.9 million was recognized as the net gain from disposal of discontinued operation in 2017.

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

Key Components of Results of Operations

Continuing Operations Overview

Net Revenues—Continuing Operation

We derive our current revenues primarily from mobile phone business and real estate business. We sell wireless products and solutions, which include smart phones and wireless devices designed by us and manufactured by EMS providers, and other electronics components and solutions for mobile handsets. Our revenues from the mobile phone segment also include handset design services for which we charge design fees, component sales related to design, such as chips used in the mobile handsets we design, and service income. We also sell branded name phones under our brands including Tecface, 17FOX and MOBIFOX to our customers. Our revenues from product sales are net of value-added taxes, which is 17%, subject to further regulatory changes, of the gross sales proceeds received by our PRC subsidiaries.

Our mobile phone businesses contributed revenue of US$60.2 million, US$57.6 million and US$44.4 million or 94.5%, 94.5% and 95.0% of our total revenues in 2015, 2016 and 2017, respectively. The mobile handset industry is characterized by relatively short product life cycles, which increases competition, creates margin pressure for wireless handset brand owners and leads to a preference towards outsourcing. Our net revenues from product sales are driven by the number of mobile handsets sold to our customers as well as the average per unit price of such handsets. The number of mobile handsets sold is in turn driven, in part, by the quality and reliability of our products, the number of our customers and the number of product orders that our sales and marketing team is able to obtain from each of our customers.

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

The following table sets forth the total revenues, the quantities and the average sales price of group of similar products for the periods indicated:

	For the Year Ended December 31,
	2015			2016			2017
	Revenues	Quantity	Average Sales Price	Revenues	Quantity	Average Sales Price	Revenues	Quantity	Average Sales Price
	($’000)	(’000)	($)	($’000)	(’000)	($)	($’000)	(’000)	($)
Phone and product sales
Low end phone and product with a selling price lower than US$150	$11,639	131	$89	$11,960	109	$109	$11,547	215	$54
Middle end phone and product with a selling price between US$150 and US$300	6,551	30	$221	1,229	6	$220	10,330	57	$180
High end phone and product with a selling price higher than US$300	33,350	107	$310	30,146	102	$294	2,963	11	$282
Design fee	4,246	NA	NA	9,288	NA	NA	7,312	NA	NA
Component sales and others	4,408	NA	NA	5,008	NA	NA	12,292	NA	NA

Net revenue from mobile phone business	$60,194			$57,631			$44,444

Our revenues from real estate business represent the rental income we recognized for leasing out our office buildings and properties. Our real estate business contributed revenue of US$3.5 million, US$3.3 million and US$2.4 million or 5.5%, 5.5% and 5.0% of our total revenues in 2015, 2016 and 2017, respectively. As of December 31, 2017, our buildings available for lease, including two in Shenyang and three in Hangzhou, of about 53,000 square meters in total, of which 51,344 square meters have been leased out.

Cost of Revenues—Continuing Operation

Cost of revenues from our mobile phone business consists primarily of the cost of acquiring the products from EMS factories, warranty cost and delivery cost. The cost of acquiring the products from EMS factories include not only the service fees paid to the EMS providers for processing and assembly but also the cost of raw materials the EMS providers buy from suppliers on behalf of us. Our cost of revenues for mobile phone business may be lowered by our ability to source the required raw materials and components from our suppliers at competitive cost due to established and stable supplier relationships and price discounts from bulk purchases. Cost of revenues from our real estate business primarily consists of depreciation expenses of our real estate.

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

Research and Development Expenses. Research and development expenses consist primarily of the portion of our engineers’ compensation and benefits not attributable to any mobile handset design project pursuant to a design contract, amortization of assets related to research and development, and lease expenses for occupancy associated with research and development.

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

	Years ended December 31,
Operations disposed	2015	2016	2017
	(In thousands)
Net revenues:
Real estate	$941	$891	$15

Cost of revenues:
Real estate	(74)	(70)	—

Gross profit	867	821	15

Operating expenses:
General and administrative	(271)	(440)	(68)

Net gain from disposal of discontinued operations	—	—	3,890

Net income from discontinued operations	$596	$381	$3,837

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not identify significant unrecognized tax benefits for years ended December 31, 2016 and 2017. We did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that our unrecognized tax benefits would not change significantly within 12 months from December 31, 2017.

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

Inventories

Our inventories consist of raw materials, finished goods and work in progress. Inventories are stated at the lower of cost or net realizable value. Inventory costs include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to us by suppliers, and production of manufactured products for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value taking consideration of estimates of future demand, technology developments and market conditions.

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

Impairment of Long-lived Assets and Intangible Asset with Definite Lives

We evaluate our long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying values of the long-lived assets and intangible assets with definite lives to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, we would recognize an impairment loss based on the fair values of these assets. The determination of fair value of long-lived assets and intangible assets with definite lives acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results.

In 2014, due to continually declining sales in the brand name phone reporting unit, all intangible assets in this reporting unit were fully impaired with an impairment loss of $2.9 million for software licenses recorded in 2014. There were no such impairments in 2015, 2016 and 2017.

We recorded impairment losses of US$nil, US$nil and US$1.8 million for the years ended December 31, 2015, 2016 and 2017, respectively. In 2017, we determined an impairment loss of US$1.8 million for software licenses, which were out of service.

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

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Consolidated Statement of Operations Data
Net revenues:
Mobile phone business
Third Parties	$57,999	$53,982	$44,254
Related party	2,195	3,649	190
Real estate	3,474	3,327	2,362

Total net revenues	63,668	60,958	46,806

Cost of revenues:
Mobile phone business
Third Parties	(54,635)	(44,001)	(35,822)
Related party	(2,167)	(3,417)	(149)
Real estate	(1,022)	(1,088)	(1,072)

Total cost of revenues	(57,824)	(48,506)	(37,043)

Gross profit	5,844	12,452	9,763

Operating expenses:
General and administrative (including bad debt expenses of $1,063, $1,282 and $4,493 for the years ended December 31, 2015, 2016 and 2017, respectively)	(8,103)	(5,015)	(8,378)
Research and development	(8,084)	(6,601)	(4,242)
Selling and marketing	(1,331)	(4,259)	(1,253)
Impairment of long-lived assets	—	—	(1,750)

Total operating expenses	(17,518)	(15,875)	(15,623)

Government subsidy income	162	20	209
Other operating loss	(132)	—	—

Other operating income-net gain from sale of real estate	—	14,939	—

(Loss) income from operations	(11,644)	11,536	(5,651)

Interest expense	(1,365)	(1,697)	(1,913)
Interest income	412	65	27
Other income, net	110	84	(8)
Change in fair value of put option	(210)	(210)	(6,510)

(Loss) income before income taxes	(12,697)	9,778	(14,055)

Income tax expenses	(996)	—	—

Net (loss) income from continuing operations	(13,693)	9,778	(14,055)

Net income from discontinued operations	596	381	3,837

Net (loss) income	(13,097)	10,159	(10,218)
Less: net (loss) income attributable to the noncontrolling interests	(292)	27	(886)

Net (loss) income attributable to our company	$(12,805)	$10,132	$(9,332)

Comparison of the Year Ended December 31, 2017 and the Year Ended December 31, 2016

Net Revenues from Continuing Operations

Our net revenues from continuing operations decreased by 23.2% from US$61.0 million in 2016 to US$46.8 million in 2017. The decrease was mainly due to the impact of a decline in revenues from our mobile phone business.

Mobile phone business. Our net revenues from mobile phone business decreased by 22.9% from US$57.6 million in 2016 to US$44.4 million in 2017. The decrease was primarily due to the increased competition in the market, and the decrease of the average selling price per unit. The average selling price decreased from US$199.7 per unit in 2016 to US$87.8 per unit in 2017.

Real estate. Revenues from continuing real estate business decreased by 29.0% from US$3.3 million in 2016 to US$2.4 million in 2017. The decrease was mainly because we sold three floors of the Beijing Jiuxianqiao Building in 2016, and they ceased to contribute rent income to our real estate business. The net gain realized by disposing of our properties is recorded as other operating income in our statement of operations. The continuing real estate business includes the rental income of two buildings in Shenyang and three buildings in Hangzhou. As of December 31, 2017, our buildings available for lease were of about 53,000 square meters in total of which 51,344 square meters had been leased out as of December 31, 2016 and 2017.

Cost of Revenues from Continuing Operations

Cost of revenues from continuing operations decreased by 23.6% from US$48.5 million in 2016 to US$37.0 million in 2017, generally in line with the change of our net revenues.

Mobile phone business. Cost of revenues for mobile phone business decreased by 24.1% from US$47.4 million in 2016 to US$36.0 million in 2017. The decrease was primarily in line with the decrease in mobile phone revenues in 2017.

Real estate. Cost of revenues from continuing real estate business was US$1.1 million in both 2016 and 2017. Cost of revenues for real estate did not decrease with the revenues from real estate because the Beijing Jiuxianqiao Building was reclassified to assets held for sale in 2016, so it ceased to be depreciated and therefore no depreciation cost was recorded in both 2016 and 2017.

Gross Profit from Continuing Operations

Our overall gross profit from continuing operations was US$9.8 million in 2017, compared to US$12.5 million in 2016, representing gross margins of 20.9% and 20.4%, respectively.

The gross margin for the mobile phone business increased from 17.7% in 2016 to 19.1% in 2017 although the net revenue from the mobile phone business was decreased in 2017. The increase in gross margin was primarily due to the sale of those slow moving inventories, which has been fully allowanced in previous years, during the year.

The gross margin for the real estate business decreased from 67.3% in 2016 to 54.6% in 2017. The decrease was primarily because we completed the sale of our properties in Beijing in 2017 which has higher gross margin.

Operating Expenses from Continuing Operations

Operating expenses from continuing operations decreased by 1.6% from US$15.9 million in 2016 to US$15.6 million in 2017. The decrease was primarily due to the decreases in selling and marketing expenses and research and development expenses, which was partially offset by the increase in general and administrative expenses.

General and administrative expenses. General and administrative expenses increased by 67.1% from US$5.0 million in 2016 to US$8.4 million in 2017. The increase was primarily due to an increase of US$3.2 million in bad debt provision for account receivables and other receivables as compared to 2016. We determine the collectability of specific accounts through considering the creditworthiness of customers, aging of the receivables, past transaction histories with the customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries.

Research and development expenses. Research and development expenses decreased by 35.7% from US$6.6 million in 2016 to US$4.2 million in 2017. In 2017, we recognized an impairment loss of about US$1.8 million for software licenses, which were out of service. Therefore, the amortization costs in relation to research and development decreased in 2017 as compared to 2016.

Selling and marketing expenses. Selling and marketing expenses decreased by 70.6% from US$4.3 million in 2016 to US$1.3 million in 2017. The decrease was primarily due to a decrease in advertisement expenses for mobile phone business as compared to 2016. Due to the continuing decrease in sales revenue, we cut down our advertising fee in 2017.

Government Subsidy Income from Continuing Operations

We recorded government subsidy income of US$20 thousand and US$209 thousand for the years ended December 31, 2016 and 2017, respectively. Some local governments in PRC give subsidies to companies as an incentive to establish business in certain locales. These government subsidies are recognized as subsidy income when they are received as we do not have further obligation to earn this subsidy once received. We also receive government grants as compensation of performing government-endorsed projects. The grants are refundable until we achieve certain performance measures. These government grants are recorded as a liability until earned. We recognize these grants as subsidy income once we complete the relevant projects and achieve the performance measures.

Interest Expense from Continuing Operations

Interest expenses increased by 12.7% from US$1.7 million in 2016 to US$1.9 million in 2017. The increase was primarily due to interest expenses of US$0.7 million recorded in connection with the termination agreement for the Techfaith Hangzhou project in 2017.

Interest Income from Continuing Operations

Interest income decreased fromUS$65 thousand in 2016 to US$27 thousand in 2016, due to lower average cash balances in 2017.

Change in Fair Value of Put Option from Continuing Operations

Changes in the fair value of put options resulted in losses of US$0.2 million and US$6.5 million in 2016 and 2017, respectively. The losses were due to an increase in the fair value of certain underlying put options relating to the Techsoft business, as the actual performance of the Techsoft business did not meet the original budget and therefore, the fair value of the underlying put options was affected.

Income Tax Expenses from Continuing Operations

Income tax expenses was US$nil in both 2016 and 2017.

Net Income Attributable to Our Company

As a result of the cumulative effect of the foregoing factors, we recorded a net loss attributable to our company of US$9.3 million in 2017, as compared to a net income of US$10.1 million in 2016.

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

Operating Expenses from Continuing Operations

Operating expenses from continuing operations decreased by 9.4% from US$17.5 million in 2015 to US$15.9 million in 2016. The decrease was primarily due to the decreased general and administrative expenses, which was partially offset by the increase of advertisement expenses in 2016.

General and administrative expenses. General and administrative expenses decreased by 38.1% from US$8.1 million in 2015 to US$5.0 million in 2016. The decrease was primarily due to a decrease of US$0.8 million in rental expenses and a decrease of US$1.2 million in the deed tax as compared to 2015.

Research and development expenses. Research and development expenses decreased by 18.3% from US$8.1 million in 2015 to US$6.6 million in 2016. The decrease was primarily due to lower amortization costs in relation to research and development as compared to 2015.

Selling and marketing expenses. Selling and marketing expenses increased by 220.0% from US$1.3 million in 2015 to US$4.3 million in 2016. The increase was primarily due to an increase in advertisement expenses for our mobile phone business as compared to 2015.

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

Other Operating Income-Net Gain from Sale of Real Estate

We recorded the operating income-net gain from sale of real estate of US$14.9 million for the years ended December 31, 2016, which is related to the sale of three floors of a building located in Beijing completed in 2016.

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

Comparison of the Year Ended December 31, 2017 and the Year Ended December 31, 2016

Net Revenues from Discontinued Operations

Our net revenues from discontinued operations decreased to US$15 thousand in 2017 from US$891 thousand in 2016. The decrease was mainly because in 2017 we completed the sale and transfer of Techfaith Intelligent Handset Beijing, whose revenues were no longer recorded as net revenues.

Cost of Revenues for Discontinued Operations

Cost of revenues for discontinued operations decreased to US$nil in 2017 from US$70 thousand in 2016. The decrease was because in 2017 we completed the sale and transfer of Techfaith Intelligent Handset Beijing, which we no longer recorded its costs of revenues after the transfer.

Gross Profit for Discontinued Operations

As a result of the foregoing, our gross profit for discontinued operations was US$15 thousand in 2017, compared to US$821 thousand in 201.

General and administrative Expenses for Discontinued Operations

General and administrative expenses for discontinued operations decreased from US$440 thousand in 2016 to US$68 thousand in 2017. The decrease was mainly because in 2017, we completed the sale and transfer of Techfaith Intelligent Handset Beijing, which we no longer recorded its expenses after the transfer.

Net Income from Discontinued Operations

As a result of the foregoing, our net income from discontinued operations increased from US$381 thousand in 2016 to US$3.8 million in 2017. We completed the sale and transfer of Techfaith Intelligent Handset Beijing in 2017 and a net gain of US$3.9 million was recognized as the net gain from disposal of discontinued operation in 2017.

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

Gross Profit for Discontinued Operations

As a result of the foregoing, our gross profit for discontinued operations was US$821 thousand in 2016, compared to US$867 thousand in 2015.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year. The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company will adopt the revenue recognition guidance beginning January 1, 2018 using the modified retrospective method of adoption. The Company has determined that the adoption of Topic 606 would not have a material impact on its consolidated financial statements.

In January 2017, FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically, these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business; a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, this ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In September 2017, the FASB issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842). This Accounting Standards Update adds SEC paragraphs pursuant to an SEC Staff Announcement made at the July 20, 2017 Emerging Issues Task Force meeting. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In November 2017, the FASB issued ASU 2017-14, Income Statement-Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). This Accounting Standards Update supersedes various SEC paragraphs and amends an SEC paragraphs pursuant to the issuance of Staff Accounting Bulletin No. 116 and SEC Release No.33-10403. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Net cash (used in) provided by operating activities	$(34,108)	$(7,901)	$19,441
Net cash (used in) provided by investing activities	(130,149)	14,999	(25,164)
Net cash used in financing activities	(4,189)	(724)	(4,462)
Effect of exchange rate changes	(2,000)	(525)	4,557

Net (decrease) increase in cash and cash equivalents	(170,446)	5,849	(5,628)
Cash and cash equivalents at beginning of year	170,960	514	6,363

Cash and cash equivalents at end of year	$514	$6,363	$735

We have financed our operations through cash generated from our operating activities, securities issuances, short-term loans and long-term loans. As of December 31, 2015, 2016 and 2017, we had US$0.5 million, US$6.4 million and US$0.7 million, respectively, in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

We have incurred an operating loss in 2017 and the mobile phone business segment, including ODP and the brand name phone sales, has experienced increased competition and a corresponding decrease in the average sales price per unit and the associated total revenue. Further, cash flows from operating activities, with the exception of 2017, have been negative since 2015. We are actively pursuing an increase in revenue generation and consistent positive operating income and cash flows from operations. During 2017, we sold Techfaith Intelligent Handset Beijing and generated cash proceeds of about US$65.1 million in 2017 from this transaction, which was utilized in operations and to finance a third party manufacturer. Our current assets exceeded our current liabilities by US$79.0 million as of December 31, 2017. We are of the opinion that the cash and cash equivalents on hand as of December 31, 2017, together with the expected collection of the current receivable from real estate disposition of US$36.0 million in 2018 will be sufficient to meet our anticipated obligations and capital expenditure requirements within the normal operating cycle of twelve months period. However, we might still need to raise additional capital or monetize other significant real estate projects prior to the generation of sustainable positive cash flow from operating activities. We cannot assure you, however, that additional financing or real estate sales will be available in the amounts we need or on terms acceptable to us, if at all. The future sale of additional securities, including convertible debt securities, in one or more public offerings or private placements could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

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

Operating Activities. Net cash provided by operating activities was US$19.4 million in 2017. It is different from the net loss from continuing operation of US$14.1 million mainly because of (i) adding back non-cash expense items, which mainly include a US$6.5 million of expenses in relation to the change in fair value of put option, a US$3.9 million of provision for doubtful accounts, and a US$2.5 million of depreciation expense, as well as (ii) changes in working capital, which mainly include a $17.1 million decrease in accounts receivables as a result of successful collection in 2017 and a US$17.4 million increase in prepaid expenses and other current assets primarily due to an increase in receivables for disposal of a subsidiary.

Net cash used in operating activities was US$7.9 million in 2016. It is different from the net income from continuing operation of US$9.8 million because of (i) deducting $14.9 of net gain from the sale of real estate, which is categorized as cash provided by investing activities instead of operating activities, as well as (ii) changes in working capital, which mainly include a US$11.7 million increase in prepaid expenses and other current assets due to an increase in advances paid to our EMS suppliers and an increase of US$8.0 million in account receivables as a result of credit granted to certain long term relationship customers since 2015, while partially offset by the effect of (iii) adding back non-cash expense items, which mainly include a US$4.2 million in amortization expenses of acquired intangible assets and a US$3.4 million in depreciation expense.

Net cash used in operating activities was US34.1 million in 2015. It is different from the net loss from continuing operation of US$13.7 million because of (i) changes in working capital, which mainly includes a US15.4 million increase in accounts receivables as a result of credit granted to certain long term relationship customers since 2015, a US$9.6 million decrease in notes payable and a US$8.7 million increase in prepaid expenses and other current assets, while partially offset by the effect of (ii) adding back non-cash expense items, which mainly include a US$7.3 million in inventory provisions, and an expense of US$3.7 million in relation to amortization of acquired intangible assets.

Investing Activities. Net cash used in investing activities was US$25.2 million in 2017, which mainly resulted from investment of $40.8 million in Hangzhou and Shenyang projects and a loan of $51.8 million to a third party offset by $65.1 million received from the sale of a subsidiary. We began to prepare the construction of another four buildings in Hangzhou in 2015. As of December 31, 2017, the construction of four buildings was still in progress. In 2017, we sold our beneficial ownership in Techfaith Intelligent Handset Beijing, including its land use rights, property and constructions in progress, to Hongkungu for a consideration of RMB 1 billion (approximately US$144 million). We received about $15.4 million and $65.1 million from Hongkungu in 2016 and 2017, respectively. We expect to receive about $36.0 million in 2018 and $30.7 million after 2018. We may also consider selling additional buildings and facilities if the appropriate opportunities arise.

Net cash provided in investing activities was US$15.0 million in 2016, which mainly resulted from the sale of certain properties in Beijing.

Net cash used in investing activities was US$130.1 million in 2015, which mainly resulted from investment in the expansion of our real estate portfolio as part of our strategy to diversify our business and attempt to mitigate long-term volatility in our business.

Financing Activities. Net cash used in financing activities was US$4.5 million in 2017, as compared to net cash used in financing activities of US$0.7 million and US$4.2 million in 2016 and 2015, respectively.

In 2017, we received short-term loans of US$3.6 million. In 2017, we repaid short-term loans of US$7.4 million and a long-term loan of US$0.7 million.

In 2016, we received short-term loans of US$15.7 million and long-term loans of US$12.9 million. In 2016, we also repaid short-term loans of US$28.6 million and long-term loans of US$0.8 million.

In 2015, we received short-term loans of US$20.3 million and repaid short-term loans of US$14.7 million and capital repayment of $8.1 million to a noncontrolling shareholder.

Capital Expenditures. Our capital expenditures amounted to US$153.7 million, US$7.8 million and US$41.4 million in 2015, 2016 and 2017, respectively. Our historical capital expenditure consisted principally of purchases or construction of office buildings, software, machinery, equipment and other items related to our research and development activities, but our capital expenditure for the years ended December 31, 2015, 2016 and 2017 consisted mainly of construction of office buildings for the real estate business since 2014. We expect that our capital expenditure from 2018 to 2020 will amount to approximately US$19.9 million, which will primarily relate to the construction of office buildings in Hangzhou and Shenyang. The capital expenditure in connection with the facilities in Hangzhou for four buildings is expected to be US$11.3 million over the next three years. The capital expenditure in connection with the facilities in Shenyang is expected to be US$8.6 million in aggregate in the next three years. We currently plan to fund these expenditures with our cash, cash equivalents, short-term investments and anticipated cash flow generated from our operating activities, as well as long-term loans.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of U.S. dollars)
Long-Term Debt Obligations	$12,663	$—	$2,152	$2,766	$7,745
Short-Term Debt Obligations	4,577	4,577	—	—	—
Capital obligations	19,902	11,346	8,556	—	—
Purchase obligations(1)	2,755	2,755	—	—	—
Guarantee obligations(2)	6,148	—	6,148	—	—

Total	$46,045	$18,678	$16,856	$2,766	$7,745

(1)	Purchase obligations represent commitments under non-cancellable contracts we entered into with certain EMS providers that allow them to procure inventory required to provide the manufacturing services for our products.
(2)	Guarantee obligations represent commitments under contracts we entered into for a bank credit to one of our EMS factories to fund its capital demand of production.

Other than the contractual obligations set forth above, we do not have any long-term commitments.

G. Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,”“will,”“expects,”“anticipates,”“future,”“intend,”“plan,”“believe,”“estimate,”“is/are likely to” or other and similar expressions. A number of business risks and uncertainties could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties relate to:

•	our limited operating history as a mobile handset design and software solution provider and, to an even larger extent, as a seller of completed handsets;

•	our ability to successfully expand into the branded mobile phone;

•	our ability to timely and cost-efficiently sell completed handsets to meet our customers’ demands;

•	decrease in demand for completed handsets by mobile handset brand owners; and

•	other risks outlined in this annual report on Form 20-F.

We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — D. Risk Factors.” We do not undertake any obligation to update the forward-looking statements except as required under applicable law.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Deyou Dong	44	Chairman, Director, Chief Executive Officer, President and Chief Operating Officer
Yibo Fang	50	Director, Chief Technology Officer
Jy-Ber Gilbert Lee	63	Independent Director
Ken Lu	56	Independent Director
Hongwei Zhao	55	Independent Director
Yuping Ouyang	44	Chief Financial Officer

Directors and Executive Officers

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

B. Compensation of Directors and Executive Officers

In 2017, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately US$0.1 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company. We contributed US$0.03 million for executive pension and retirement benefits in 2017 as required by PRC law.

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

The following table summarizes, as of April 27, 2018, the basic terms of the outstanding options granted under the 2005 plan to our directors and senior executive officers.

	Number of Ordinary Shares Underlying the Options Granted, as of the Date of Grant	Price (US$/Share)	Date of Grant	Expiration Date
Jy-Ber Gilbert Lee	300,000	0.272	April 21, 2011	April 21, 2021
Ken Lu	300,000	0.272	April 21, 2011	April 21, 2021
Deyou Dong	3,000,000	0.254	June 30, 2011	June 30, 2021
Yuping Ouyang	3,000,000	0.254	June 30, 2011	June 30, 2021
Yibo Fang	3,000,000	0.254	June 30, 2011	June 30, 2021

Total	9,600,000

The following table summarizes, as of April 27, 2018, the non-vested shares granted under the 2005 plan to our directors and senior executive officer named below since our board of directors adopted the 2005 plan:

	Number of Ordinary Shares Underlying the Non-vested Shares Granted, as of the Date of Grant	Price (US$/Share)	Date of Grant
Ken Lu	65,818	—	November 11, 2006

Total	65,818

The following paragraphs describe the principal terms of the 2005 plan.

Types of Awards. The following types of awards may be granted under our 2005 plan:

•	our ordinary shares;

•	options to purchase our ordinary shares;

•	non-vested shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service;

•	non-vested share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;

•	share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

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

Our audit committee currently consists of Dr. Ken Lu, Dr. Gilbert Lee and Mr. Hongwei Zhao, all of whom meet the audit committee independence standard under Rule 10A-3 under the Exchange Act. Each of them also meets the independence definition under Rule 5605 of the NASDAQ Rules. Dr. Ken Lu is the chairman of our audit committee, and Dr. Ken Lu is “financial experts” as defined under the NASDAQ Rules.

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

Our compensation committee currently consists of Mr. Hongwei Zhao, Dr. Ken Lu and Dr. Gilbert Lee, all of whom meet the “independence” definition under the NASDAQ Rules. Dr. Gilbert Lee is the chairman of our compensation committee.

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

Our corporate governance and nominating committee currently consists of Mr. Hongwei Zhao, Dr. Ken Lu and Dr. Gilbert Lee, all of whom meet the “independence” definition under the NASDAQ Rules. Mr. Hongwei Zhao is the chairman of our corporate governance and nominating committee.

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

Terms of Directors and Officers

All directors hold office until the expiration of their terms and until their successors have been elected and qualified. A director may be removed by an ordinary resolution of our shareholders at any time before the expiration of his term. Officers are elected by and serve at the discretion of the board of directors.

D. Employees

As of December 31, 2015, 2016 and 2017, we had 135, 118 and 115 employees, respectively. Our employees as of December 31, 2017 consist of 63 in research and development and support functions, 13 in selling and marketing and 39 in management and administration. The change of employee numbers during fiscal year 2016 was mainly due to our adjustment of operation size. We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. In 2012, we set up a labor union for our employees solely for the better administration of employee benefits. Our management has maintained friendly relations with the union from the time of its formation.

E. Share Ownership

As of March 31, 2018, 794,003,193 ordinary shares of our company were issued and outstanding, excluding shares issuable upon the exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2018, approximately 68.6% of the issued and outstanding shares were held by two record shareholders in the United States. As of March 31, 2018, there were 7,258,987 ADSs outstanding in the Company’s ADR program, representing 544,424,052 ordinary shares of our company registered in the name of The Bank of New York Mellon, our ADS depositary.

The following table sets forth information with respect to our directors and executive officers’ beneficial ownership of our ordinary shares on a fully diluted basis as of March 31, 2018, to the extent such ownership exists:

Ordinary Shares Beneficially Owned (1)
	Number	% (2)
Directors and Executive Officers
Deyou Dong (3)	257,695,000	32.5%
Jy-Ber Gilbert Lee (4)	*	*
Ken Lu (5)	*	*
Yuping Ouyang (6)	*	*
Yibo Fang (7)	*	*
All directors and executive officers as a group	264,360,818	33.3%

*	Less than 1% of the total number of our outstanding shares as of March 31, 2018.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 794,003,193 being the number of ordinary shares outstanding as of March 31, 2018 and (2) the number of ordinary shares underlying share options held by such person or group, if any, that were exercisable within 60 days after March 31, 2018, or the number of non-vested shares held by such person or group, if any, that will fully vest within 60 days after March 31, 2018, or the number of other securities of the company that such person or group otherwise has the right to acquire, if any, within 60 days after March 31, 2018 by option or other agreement.

(3)	Includes (i) 171,195,000 ordinary shares held by Oasis Land Limited, wholly owned by Mr. Deyou Dong, and (ii) 83,500,000 ordinary shares held by Helio Glaze Limited, wholly owned by Mr. Deyou Dong, and (iii) 3,000,000 ordinary shares that were issuable upon exercise of options held by Mr. Deyou Dong within 60 days after March 31, 2018.
(4)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Jy-Ber Gilbert Lee within 60 days after March 31, 2018.
(5)	Includes ordinary shares held by Mr. Ken Lu, and ordinary shares that were issuable upon exercise of options held by Mr. Lu within 60 days after March 31, 2018.
(6)	Represents ordinary shares that were issuable upon exercise of options held by Ms. Yuping Ouyang within 60 days after March 31, 2018.
(7)	Represents ordinary shares that were issuable upon exercise of options held by Mr. Yibo Fang within 60 days after March 31, 2018.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2018, by our other principal shareholders:

	Ordinary Shares Beneficially Owned (1)
	Number	% (2)
Other Principal Shareholders
IDGVC Partners and affiliates (3)	78,814,628	9.9%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 794,003,193, the number of ordinary shares outstanding as of March 31, 2018.
(3)	On June 9, 2009, our subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, issued US$10 million aggregate principal amount of 8% senior secured convertible promissory notes with a maturity date of three years to IDG Funds, affiliates of IDGVC Partners, a leading venture capital firm. The notes are convertible into our ordinary shares or Leo Technology Limited’s ordinary shares at the option of the note holders. According to the relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the notes into our ordinary shares, and the remaining 37.5% was converted into shares of 798 Entertainment Limited. As a result of the conversion, we issued 78,814,628 of our ordinary shares to IDG Funds on September 8, 2010. Following this conversion, the IDG Funds exercised their registration rights under the notes represented by 5,254,309 ADSs outstanding on a fully diluted basis. Aside from their shares held as ADSs, the IDG Funds hold 23 ordinary shares. Such shareholding information is based on the information contained in the Schedule 13G/A filed by IDG-Accel China Growth Fund II L.P. with the SEC on September 20, 2010 and in the Schedule 13G filed by Chi Sing Ho with the SEC on March 29,2012. Please see such Schedule 13G/A and Schedule 13G for information relating to the IDG Funds.

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

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transactions with Yunhu Times Technology Limited, or Yunhu

In 2016 and 2017, we purchased raw materials from and sold mobile phone products to Yunhu, a company controlled by Mr. Defu Dong, our former chairman of the board. Purchase of raw materials from Yunhu were US$2.7 million and US$nil for the years ended December 31, 2016 and 2017, respectively. Sales of mobile phone products to Yunhu were US$3.6 million and US$190 thousand for the years ended December 31, 2016 and 2017, respectively. Accounts receivable due from Yunhu were US$2.2 million and US$1.6 million as of December 31, 2016 and 2017, respectively. Amount due from Yunhu were US$950 thousand and US$1.1 million as of December 31, 2016 and 2017, respectively.

Transactions with Mr. Deyou Dong

17FOXSY is our 83.3% owned subsidiary in China. In December 2016, our 83.3% equity interest in 17FOXSY was transferred from Fair Nice to Mr. Deyou Dong, CEO of our company, and as a result 17FOXSY became a domestic company. Fair Nice and Mr. Deyou Dong entered into an entrusted agreement prior to the transfer. On April 24, 2017, the 83.3% equity interest was transferred back from Mr. Deyou Dong to Techfaith China.

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

Subject to our memorandum and articles of association, as amended from time to time, and the laws of the Cayman Islands, our board of directors may from time to time declare dividends on shares in issue. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ for the time periods indicated.

	Trading Price
	High	Low
Annual High and Low
2013	10.40	4.75
2014	15.05	5.30
2015	7.60	2.48
2016	4.62	1.56
2017	3.60	1.45

Quarterly Highs and Lows
First Quarter 2016	4.62	2.60
Second Quarter 2016	4.38	1.56
Third Quarter 2016	3.60	1.59
Fourth Quarter 2016	2.73	1.58
First Quarter 2017	2.37	1.45
Second Quarter 2017	3.60	1.85
Third Quarter 2017	3.10	2.23
Fourth Quarter 2017	3.12	2.06
First Quarter 2018	3.40	2.13

Monthly Highs and Lows
October 2017	2.55	2.10
November 2017	3.12	2.06
December 2017	2.88	2.37
January 2018	3.40	2.43
February 2018	2.89	2.48
March 2018	2.50	2.13
April 2018 (through April 20, 2018)	2.46	2.08

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

The following discussion is for general information only and does not address all of the tax considerations that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	holders who are not U.S. holders;

•	broker-dealers;

•	traders that elect the mark-to-market method of accounting;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction for United States federal income tax purposes;

•	persons that directly, indirectly or constructively own 10% or more of our stock;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of assets, we do not believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. However, because the determination of whether or not we will be or become a PFIC depends on the composition of our income and our assets and the market price of our ADSs, no assurance can be given that we will not be classified as a PFIC for any taxable year. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. Moreover, as previously disclosed, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for prior taxable years. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F within four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2017, we had RMB-denominated cash balances of RMB1.3 million and U.S. dollar-denominated cash balances of US$0.5 million. Assuming we had converted the RMB-denominated cash balance of RMB1.3 million into U.S. dollars at the exchange rate of US$1.00 for RMB6.5063 as of December 31, 2017, this cash balance would have been US$0.2 million. Assuming a 1% depreciation of the RMB against the U.S. dollar, this cash balance would be US$0.2 million.

Inflation Risk. Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.4%, 2.0% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be materially affected if China experiences higher rates of inflation in the future. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2017, we were entitled to receive US$57,614.79 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility. This amount has been paid as of the date of this annual report.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Our management has concluded that our disclosure controls and procedures as of the end of the period ended December 31, 2017 were effective.

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

We have conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2017 based on criteria in Internal Control — Integrated Framework (2013) issued by the COSO. As a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. See Item 3.D. “Risk Factors—Risks Relating to Our Business—If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting in the year ended December 31, 2017, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP, our independent registered public accounting firm, for the year ended December 31, 2016 and 2017. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	Year Ended December 31,
	2016	2017
	(In thousands of US$)
Audit fees (1)	466	350
Tax fees (2)	10
All other fees (3)	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(3)	“All other fees” includes the mapping and gap analysis fees billed in the adoption of the 2013 COSO Framework.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We have a share repurchase program under which our company is authorized, but not obligated, to repurchase up to US$10.0 million worth of our outstanding ADSs from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and are subject to restrictions relating to volume, price and timing. As of March 31, 2018, a total of 61,200 American depositary shares, representing 918,000 ordinary shares, have been purchased under this program, all during December 2009. Pursuant to the board resolutions, our board will review this share repurchase program periodically and may adjust its terms and size accordingly, including suspending or discontinuing the program altogether at any time.

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

We have followed, and intend to continue to follow, home country practice with respect to annual meetings. We did not hold any annual meeting of shareholders in 2017. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 16. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 17. Financial Statements

The consolidated financial statements for China Techfaith Wireless Communication Technology Limited, its subsidiaries, and its variable interest entity are included at the end of this annual report.

ITEM 18. Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

Exhibit Number	Document

4.1	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 20, 2005).

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.4	CDMA Modem Card License Agreement dated March 9, 2004 between a subsidiary of the Registrant and QUALCOMM (incorporated by reference to Exhibit 99.2 from our Registration Statement on Form F-1 (file no. 333-123921) filed with the Securities and Exchange Commission on April 7, 2005).

4.5	Investor Rights Agreement dated June 9, 2009 among the Registrant, Leo Technology Limited, now renamed 798 Entertainment Limited, affiliates of IDGVC Partners, Infiniti Capital Limited and other parties thereto (incorporated by reference to Exhibit 2.6 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 19, 2010).

4.6	Shareholders’ Agreement dated April 22, 2011 between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd. (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.7	Agreement dated May 10, 2011 between Techfaith BVI and the Administration Committee of Shenyang Puhe New Town (“PuHe”) (English translation of the Chinese language document) (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on May 24, 2011).

4.8	Translation of Supplemental Agreements dated June 17, 2011 and July 4th, 2011, respectively, between Techfaith Wireless Communication Technology (Hangzhou) Limited, Techfaith Intelligent Handset Technology (Beijing) Limited and Beijing E-town International Investment and Development Co, Ltd., to Shareholders’ Agreement dated April 22, 2011 between the same parties (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2013).

4.9†	Software licensing agreement dated November 8, 2012 between Techfaith Wireless Technology Group Limited and MediaTek Inc. (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

4.10	Summary translation of construction agreement dated October 8, 2012 between 17fox Technology (Shenyang) Co. Limited and Benxi Steel (Group) No. 2 Construction Engineering Co., Ltd. (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 29, 2014)

Exhibit Number	Document

4.11	Translation of Equity Transfer Agreement by and among Beijing Hongkungu Investment Company Limited, Techfaith Intelligent Handset Beijing, Infoexcel Technology Limited, QIGI&BODEE Technology (Beijing) Co., Limited and Techfaith Intelligent Handset Technology (Beijing) Limited dated April 5, 2017 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 27, 2017)

4.12	Translation of Equity Transfer Agreement of Techfaith Wireless Communication Technology (Hangzhou) Limited dated September 21, 2016 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 27, 2017)

4.13	Translation of Supplemental Agreement to Equity Transfer Agreement of Techfaith Wireless Communication Technology (Hangzhou) Limited dated September 21, 2016 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 27, 2017)

4.14	Translation of Equity Pledge Agreement by and between Charm Faith Limited and Techfaith Wireless Communication Technology (Beijing) Limited (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on April 27, 2017)

4.15*	Translation of Loan Agreement by and between Techfaith Wireless Technology Group Limited and Yingbai Technology (Shenyang) Limited dated December 26, 2017.

4.16*	Translation of Supplementary Agreement to the Equity Transfer Agreement by and among Beijing Hongkungu Investment Company Limited, Infoexcel Technology Limited, QIGI&BODEE Technology (Beijing) Co., Limited and Techfaith Intelligent Handset Technology (Beijing) Limited dated December 24, 2017

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (file no. 000-51242) filed with the Securities and Exchange Commission on June 25, 2009).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder (Hong Kong) LLP.

15.2*	Consent of Beijing Tian Yuan Law Firm.

101INS*	XBRL Instance Document

101SCH*	XBRL Taxonomy Extension Schema Document

101CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed with this annual report on Form 20-F.
†	Confidential treatment was granted with respect to portions of this exhibit and such confidential treatment portions were deleted and replaced with “** **” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

By:	/s/ Deyou Dong
Name:	Deyou Dong
Title:	Chief Executive Officer

Date: April 27, 2018

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

China Techfaith Wireless Communication Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Techfaith Wireless Communication Technology Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and schedules (Additional Information-Schedule I) (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2015.

New York, New York

April 27, 2018

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	December 31,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$6,363	$735
Restricted cash	2,881	—
Accounts receivable, net of allowances of $2,184 and $5,191 as of December 31, 2016 and 2017, respectively	25,459	9,548
Accounts receivable due from a related party	2,247	1,601
Amount due from a related party	950	1,104
Inventories, net	4,646	212
Prepaid expenses and other current assets, net of allowances of $nil and $1,086 as of December 31, 2016 and 2017, respectively	38,809	24,176
Current receivable - real estate disposition	2,105	35,983
Loan receivable	—	53,794
Assets held for sale	3,352	—

Total current assets	86,812	127,153

Property, plant and equipment, net	49,145	49,772
Construction in progress	69,792	84,696
Land use rights, net	1,966	2,042
Acquired intangible assets, net	3,785	983
Other non-current assets	19,126	52,149
Non-current receivable - real estate disposition	—	30,739
Other long-term receivables and prepaid expenses	—	1,933
Other assets held for sale	152,904	—

TOTAL ASSETS	$383,530	$349,467

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$6,120	$1,826
Notes payable	5,761	—
Short-term loans (including current maturity of long-term loans of $648 and $768 as of December 31, 2016 and 2017, respectively)	7,816	4,577
Accrued expenses and other current liabilities	22,597	21,059
Advance from customers	10,136	8,230
Deferred revenue	5,138	2,520
Income tax payable	896	952
Put option liability	2,460	8,970
Liabilities held for sale	27,644	—

Total current liabilities	88,568	48,134

Long-term loans	12,605	12,663

Total liabilities	101,173	60,797

Contingencies and commitments
Equity:
Ordinary shares ($0.00002 par value;
50,000,000,000,000 shares authorized; 794,003,193 shares issued and outstanding as of December 31, 2016 and 2017)	16	16
Additional paid-in capital	144,836	144,836
Accumulated other comprehensive income	16,159	31,120
Statutory reserves	22,258	21,567
Retained earnings	75,777	67,136

Total China Techfaith Wireless Communication Technology Limited shareholders’ equity	259,046	264,675

Noncontrolling interests	23,311	23,995

Total equity	282,357	288,670

TOTAL LIABILITIES AND EQUITY	$383,530	$349,467

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Years ended December 31,
	2015	2016	2017
Net revenues:
Mobile phone business
Third parties	$57,999	$53,982	$44,254
Related party	2,195	3,649	190
Real estate	3,474	3,327	2,362

Total net revenues	63,668	60,958	46,806

Cost of revenues:
Mobile phone business
Third parties	(54,635)	(44,001)	(35,822)
Related party	(2,167)	(3,417)	(149)
Real estate	(1,022)	(1,088)	(1,072)

Total cost of revenues	(57,824)	(48,506)	(37,043)

Gross profit	5,844	12,452	9,763

Operating expenses:
Research and development	(8,084)	(6,601)	(4,242)
Selling and marketing	(1,331)	(4,259)	(1,253)
General and administrative	(7,040)	(3,733)	(3,885)
Bad debt expenses	(1,063)	(1,282)	(4,493)
Impairment of long-lived assets	—	—	(1,750)

Total operating expenses	(17,518)	(15,875)	(15,623)

Government subsidy income	162	20	209
Other operating loss	(132)	—	—
Other operating income-net gain from the sale of real estate	—	14,939	—

(Loss) income from operations	(11,644)	11,536	(5,651)

Interest expense (including amortization of deferred financing costs of $263, $387 and $78 for the years ended December 31, 2015, 2016 and 2017, respectively)	(1,365)	(1,697)	(1,913)
Interest income	412	65	27
Other income (loss), net	110	84	(8)
Change in fair value of put option	(210)	(210)	(6,510)

(Loss) income before income taxes	(12,697)	9,778	(14,055)
Income tax expenses	(996)	—	—

Net (loss) income from continuing operations	(13,693)	9,778	(14,055)
Net income and gain from discontinued operations	596	381	3,837

Net (loss) income	(13,097)	10,159	(10,218)
Less: Net (loss) income attributable to noncontrolling interests	(292)	27	(886)

Net (loss) income attributable to China Techfaith Wireless Communication Technology Limited	$(12,805)	$10,132	$(9,332)

Net (loss) income per share attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted:
Continuing operations	$(0.02)	$0.01	$(0.01)

Discontinued operations	$0.00	$0.00	$0.00

Net (loss) income per share attributable to China Techfaith Wireless Communication Technology Limited	$(0.02)	$0.01	$(0.01)

Weighted average shares used in computation:
Basic	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193

Other comprehensive (loss) income
Net (loss) income	$(13,097)	$10,159	$(10,218)
Foreign currency translation adjustment	(13,695)	(21,134)	16,531

Comprehensive (loss) income	(26,792)	(10,975)	6,313
Less: Comprehensive loss (income) attributable to noncontrolling interests	(1,497)	(1,688)	684

Comprehensive (loss) income attributable to China Techfaith Wireless Communication Technology Limited:	$(25,295)	$(9,287)	$5,629

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Statutory	Retained	Equity attributable to China Techfaith Wireless Communication Technology Limited	Noncontrolling	Total
	Number	Amount	capital	income	reserve	earnings	Shareholders	Interests	equity
Balance as at January 1, 2015	794,003,193	16	144,836	48,068	23,755	76,953	293,628	34,616	328,244
Foreign currency translation adjustments	—	—	—	(12,490)	—	—	(12,490)	(1,205)	(13,695)
Net loss	—	—	—	—	—	(12,805)	(12,805)	(292)	(13,097)
Provision for statutory reserve	—	—	—	—	(1,497)	1,497	—	—	—
Capital withdrawn by a noncontrolling shareholder	—	—	—	—	—	—	—	(8,120)	(8,120)

Balance as at December 31, 2015	794,003,193	16	144,836	35,578	22,258	65,645	268,333	24,999	293,332
Foreign currency translation adjustments	—	—	—	(19,419)	—	—	(19,419)	(1,715)	(21,134)
Net income	—	—	—	—	—	10,132	10,132	27	10,159

Balance as at December 31, 2016	794,003,193	$16	$144,836	$16,159	$22,258	$75,777	$259,046	$23,311	$282,357
Foreign currency translation adjustments	—	—	—	10,344	—	—	10,344	1,570	11,914
Net loss	—	—	—	—	—	(9,332)	(9,332)	(886)	(10,218)
Sale of a subsidiary	—	—	—	4,617	(691)	691	4,617	—	4,617

Balance as at December 31, 2017	794,003,193	$16	$144,836	$31,120	$21,567	$67,136	$264,675	$23,995	$288,670

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

	Years ended December 31,
	2015	2016	2017
Operating activities:
Net (loss) income	$(13,097)	$10,159	$(10,218)
Net income from operations disposed	596	381	3,837
Net (loss) income from continuing operations	(13,693)	9,778	(14,055)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Impairment of long-lived assets	—	—	1,750
Amortization of acquired intangible assets	3,744	4,234	2,122
Amortization of land use rights	48	46	54
Amortization of deferred financing costs	263	387	78
Inventory provision	7,254	—	—
Warranty provision	(51)	13	(71)
Provisions for doubtful accounts	474	1,251	3,855
Depreciation	3,532	3,436	2,537
Change in fair value of put option	210	210	6,510
Other operating income-net gain from the sale of real estate	—	(14,939)	—
Changes in operating assets and liabilities:
Accounts receivable	(15,419)	(8,026)	17,140
Amount due from a related party	(68)	(929)	(1,692)
Notes receivable	424	—	—
Inventories	(488)	(1,827)	4,571
Prepaid expenses and other current assets	(8,667)	(11,667)	17,422
Other long-term prepaid expenses	—	—	(1,861)
Accounts payable	(5,489)	(2,839)	(4,510)
Notes payable	(9,550)	6,024	(5,920)
Amount due to a related party	(176)	—	—
Accrued expenses and other current liabilities	(3,687)	7,914	(3,571)
Advance from customers	599	1,375	(2,064)
Deferred revenue	(1,941)	(1,841)	(2,854)
Income tax payable	649	(106)	—
Net cash provided by (used in) operating activities from discontinued operations	7,924	(395)	—

Net cash (used in) provided by operating activities	(34,108)	(7,901)	19,441

Investing activities:
Purchase of property, plant and equipment	(57,229)	(2,118)	(40,821)
Purchase of intangible assets	(5,846)	(1,720)	(597)
Amount received for the sale of property	12,907	10,710	—
Disposal of land use right	1,649	—	—
(Increased) decreased in restricted cash	4,775	(3,012)	2,960
Loan to third party	—	—	(51,799)
Disposal of a subsidiary	3,770	—	—
Net cash (used in) provided by investing activities from discontinued operations	(90,175)	11,139	65,093

Net cash (used in) provided by investing activities	(130,149)	14,999	(25,164)

	Years ended December 31,
	2015	2016	2017
Financing activities:
Capital repayment to a noncontrolling shareholder	(8,120)	—	—
Proceeds from a long-term loan	—	12,877	—
Proceeds from short-term loans	20,251	15,738	3,604
Repayment to a long-term loan	(1,592)	(753)	(666)
Repayment to short-term loans	(14,728)	(28,586)	(7,400)

Net cash used in financing activities	(4,189)	(724)	(4,462)

Effect of exchange rate changes on cash and cash equivalents	(2,000)	(525)	4,557
Net (decrease) increase in cash and cash equivalents	(170,446)	5,849	(5,628)
Cash and cash equivalents at the beginning of the year	170,960	514	6,363

Cash and cash equivalents at the end of the year	$514	$6,363	$735

Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$301	$106	$—
Interest expense	$1,897	$1,556	$1,053
Non-cash investing and financing activities:
Interest expenses payable	$20	$40	$661
Payable for property, plant and equipment	$7,455	$6,303	$564
Payable for intangible assets	$1,590	$—	$847
Receivables from disposal of a real estate	$—	$447	$—
Receivables from disposal of a subsidiary	$—	$—	$66,722
Other payable offset with proceeds from sales of property	$—	$12,156	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHFAITH WIRELESS

COMMUNICATION TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Techfaith Wireless Communication Technology Limited (the “Company” or the “Group”) was incorporated under the laws of the Cayman Islands on June 25, 2004 and its subsidiaries include the following as of December 31, 2017:

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

The Company has scaled down competitively challenged product lines within its Mobile Phone Business segment and has continued to progress the development of its real estate portfolio in its Real Estate Business Segment (See Note 24).

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

The Group had determined that QIGI Technology was a variable interest entity (“VIE”) as of December 31, 2014 and 2013 as a result of the controlling financial interest discussed above. The Citylead Group was sold in 2015, and QIGI Technology ceased to be the Group’s VIE.

Techfaith Hangzhou

Techfaith Hangzhou was founded inApril 2006, and had been our wholly owned subsidiary through Charm Faith since its incorporation. In September 2016, the Company entered into an agreement (the “share transfer agreement”) with an unrelated third party (“the buyer”) to sell Techfaith Hangzhou through transferring the ownership of Charm Faith. The Company received approximately $7.48 million as the first payment for the share transfer agreement. In November 2016, the Company changed the shareholder of Charm Faith from Techfaith BVI to the buyer.

As the buyer did not pay the second payment as required and both parties have not reach any mutual agreement on how to proceed, the Company decided to cease this share transfer agreement. The Group has been negotiating with the buyer on transferring the ownership of Charm Faith back to Techfaith BVI.

To provide the Group the ability to receive the majority of the expected residual returns of Techfaith Hangzhou, Techfaith BVI, a wholly owned subsidiary of the Company, extended interest-free loan with total principle of $37 million to Charm Faith to finance its investment in Techfaith Hangzhou, and entered into an equity pledge agreement with Charm Faith.

In January 2018, the Group signed a settlement agreement with the buyer on terminating the share transfer agreement. According to the settlement agreement, the Group repaid the first payment along with interest of approximately $8.45 million to the buyer in February 2018.It is in the process of transferring the ownership of Charm Faith back to Techfaith BVI.

Equity pledge agreement

Charm Faith has pledged all of its equity interests in Techfaith Hangzhou with Techfaith China to insure the fulfillment of the above loan agreement. The equity pledge agreement has been registered with relevant local branch of the State Administration for Industry and Commerce, or SAIC, and remains in full force and effective. Consequently, the Company still enjoys substantially all of the rewards of ownership of Techfaith Hangzhou and exercises controls over Techfaith Hangzhou and as a result, the Company is the primary beneficiary of the Techfaith Hangzhou and has consolidated Techfaith Hangzhou.

17FOXSY

On September 22, 2011, the Group and Shenyang High and New Investment Co. Limited, (“Shenyang Investment”), a third party, set up a foreign invested joint-venture company named 17FOXSY in Shenyang, 16.7% owned by Shenyang High and New Investment Co. Limited (or “Shenyang Investment”) and 83.3% owned by the Group.

In December of 2016, 83.3% equity interest was transferred from Fair Nice to Mr. Deyou Dong, CEO of the Group, to become a domestic company. An entrusted agreement was signed between Fair Nice and Mr. Deyou Dong before the ownership changed. On April 24, 2017, the 83.3% equity interest was transferred back from Mr. Deyou Dong to Techfaith China.

In January 2018, the Group signed a share repurchase agreement with one of the minority shareholders of 17FOXSY on transferring 8.3% of the equity interest of 17FOXSY to the Group. According to the share repurchase agreement, the Group should pay the transfer price of approximately $3,595 to the minority shareholder in 2018. After this transaction, the Group will own 91.7% of the equity interest of 17FOXSY. The Group expects to complete the transaction within 2018.

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

Liquidity and uncertainty

In accordance with ASC 205-40, Going Concern, the Company has evaluated whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Company has incurred an operating loss in 2017 and the mobile phone business segment, including original design products (ODP) and the brand name phone sales, has experienced increased competition and a corresponding decrease in the average sales price per unit and the associated total revenue. Further, cash flows from operating activities, with the exception of 2017, have been negative since 2015. The Company is actively pursuing an increase in revenue generation and consistent positive operating income and cash flows from operations. During 2017, the Company sold Techfaith Intelligent Handset Beijing a significant real estate holding (See Note 7), and generated cash proceeds of $65,093 in 2017 from this transaction which was utilized in operations and to finance a third party manufacturer. The cash on hand of $735 as of December 31, 2017, together with the expected collection of current receivable from real estate disposition of $35,983 in 2018 will be sufficient to meet the Company’s anticipated obligations within the normal operating cycle of twelve months period.

However, the Company will likely need to raise additional capital or monetize other significant real estate holdings prior to the generation of sustainable positive cash flow from operating activities. The Company can provide no assurances that additional financings or real estate sales will be consummated on acceptable terms, or at all. If the Company is unable to effect a sufficient financing or capital raise, there could be a material adverse effect on the Company.

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation, specifically the revenue, costs and receivables related to real estate business segment. See Note 24– Operating segment and geographic information.

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

See Note 20 for assets and liabilities measured at fair value on a recurring basis and a non-recurring basis.

Inventories, net

Inventories of the Group consist of raw materials, finished goods and work in progress. Inventories are stated at the lower of cost or net realizable value. Inventory costs also include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to the Group by suppliers. Inventory cost includes the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. Inventories are written down for provisions for obsolescence to net realizable value taking consideration of estimates of future demand, technology developments, and market conditions.

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

Impairment of long-lived assets and intangible assets with finite lives

The Group reviews its long-lived assets and intangible assets, including property, plant and equipment and acquired intangible assets, with finite live for impairment whenever events or change in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may no longer be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. The Group recorded impairment losses of $nil, $nil and $1,750 for the years ended December 31, 2015, 2016 and 2017, respectively. In 2017, the Group determined an impairment loss of $1,750 for software licenses, which were out of service.

Deferred revenue

Deferred revenue relates to design fee revenue. Design fee advances are normally received from customers immediately after the design contracts are executed, such advances are recorded as deferred revenue and are recognized as revenue when a pre-agreed milestone has been reached.

Revenue recognition

Revenue related to mobile phone business segment

(1)	Product sales

Revenue from sales of products, including feature phones and smart phones designed by the Group and manufactured by Electronics Manufacturing Service (“EMS”) providers, wireless modules as well as other electronic components is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

(2)	Design fee

Design fee is a fixed amount paid in installments according to pre-agreed milestones. In general, three milestones are identified in our design contracts with customers: GSM-based handsets industry-based standard referred to as full type approval, or FTA; the regulatory approval for its use in the intended country which, in the case of China, is a China-type approval, or CTA; and the beginning of mass production referred to as shipping acceptance, or SA. The Group recognizes revenues in accordance with authoritative guidance with regard to software revenue recognition based on the proportional performance method using an output measure determined by the achievement of each milestone.

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

Revenue from sales of brand name phones, represent mobile phone under the Group’s brands including Tecface, 17FOX and MOBIFOX. The Group’s brand phones are designed by us and manufactured by EMS providers. Revenue is recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is reasonably assured, and in the period in which delivery or performance has occurred. The four criteria are generally met upon delivery of the product.

Revenue related to real estate business segment

The Group’s rental income includes rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the term of the lease. Since many of the Group’s leases may provide for rental increases at specified intervals, GAAP requires the Group to record a receivable, and include in revenues on a straight-line basis, unbilled rent receivables that the Group will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. The Group defers the revenue related to lease payments received from tenants in advance of their due dates.

Rental revenue recognition commences when the tenant takes possession or controls the physical use of the leased space. For the tenant to take possession, the leased space must be substantially ready for its intended use. To determine whether the leased space is substantially ready for its intended use, the Group evaluates whether the Group owns or the tenant owns the tenant improvements. When the Group is the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such improvements are substantially complete. When the Group concludes that the Group is not the owner (as the tenant is the owner) of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space. When the Group concludes that the Group is the owner of tenant improvements, the Group records the cost to construct the tenant improvements, including costs paid for or reimbursed by the tenants, as a capital asset. When the Group concludes that the tenant is the owner of tenant improvements for accounting purposes, the Group records its contribution towards those improvements as a lease incentive, which is included in deferred leasing costs, net on the consolidated balance sheets and amortized as a reduction to rental income on a straight-line basis over the term of the lease.

The Group’s leases generally provide for tenant reimbursement of a portion of common area maintenance expenses and other operating expenses to the extent that a tenant’s pro rata share of the expenses exceeds a base year level set in the lease or to the extent that the tenant has a lease on a triple net basis. Such cost recoveries from tenants are net with rent income.

Business taxes

The Group’s PRC subsidiaries are subject to business taxes at the rate of 5% on certain types of services and the related revenues are presented net of business taxes incurred. The Group reports revenue net of business taxes. Business taxes deducted in arriving to net revenue during 2015, 2016 and 2017 totaled $227, $65 and $nil, respectively.

Value added tax (“VAT”) and VAT refund

VAT on sales is calculated at 17% on revenue from product and component sales, 6% on revenue from design fees and paid after deducting input VAT on purchases. The Group reports revenue net of VAT. VAT during 2015, 2016 and 2017 totaled $10,108, $9,752 and $4,936, respectively.

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

	2015	2016	2017
Balance at beginning of the year	$193	$138	$146
Provision during the year	106	79	77
Reversal during the year	(157)	(66)	(148)
Exchange difference	(4)	(5)	2

Balance at end of the year	$138	$146	$77

Government subsidies and grants

Some local governments in the PRC give subsidies to companies as an incentive to establish business in their jurisdiction. These government subsidies are recognized as subsidy income in the statements of operations and comprehensive income (loss) when they are received as the Group does not have further obligation to earn these subsidies. The Group recorded government subsidy income of $162, $20 and $209 for the years ended December 31, 2015, 2016 and 2017 respectively.

The Group also receives government grants as compensation of performing government endorsed projects. The grants are refundable until the Group achieves certain performance measures. These government grants are recorded as a liability until earned. The Group recognizes these grants as subsidy income once it completes the relevant projects and achieves the performance measures. The Group did not record such government subsidy income for the years ended December 31, 2015, 2016 and 2017, respectively. The amount of $4,400, $4,177 and $4,181 were recorded as a liability on the balance sheets as of December 31, 2015, 2016 and 2017, respectively.

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

Advertising and marketing expenses

The Group expenses advertising and marketing expenses as incurred. Total advertising and marketing expenses were $64, $3,568 and $962 in 2015, 2016 and 2017, respectively and have been included as part of selling and marketing expenses.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not identify significant unrecognized tax benefits for years ended December 31, 2015, 2016 and 2017. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Group’s unrecognized tax benefits would not change significantly within 12 months from December 31, 2017.

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

Except for the put options and long-term loan, the carrying value of all the aforementioned financial instruments approximates their fair value due to the short-term nature of these instruments. The put option is carried at fair value and the long-term loan approximates its carrying value as the loan bears a floating interest rate, which approximates the prevailing market interest rate.

Concentrations

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

The Group’s business depends substantially on the use of certain intellectual property rights. For example, the Group is dependent on QUALCOMM and MediaTek related technology that the Group uses in designing, manufacturing and selling mobile handsets. Suspension or termination of the Group’s license agreements by QUALCOMM or MediaTek could adversely affect the Group’s business and prospects, because the Group may not be able to obtain alternative licenses in a timely manner to meet its customers’ demands.

The following table summarizes net revenues from customers that accounted for 10% or more of the Group’s net revenues for year 2015, 2016 and 2017.

	Net revenues Year ended December 31,
	2015	2016	2017
A	N/A	N/A	32.7%
B	15.7%	20.9%	25.3%
C	N/A	23.9%	17.9%
D	N/A	N/A	11.9%

	15.7%	44.8%	87.8%

The following table summarizes accounts receivable from customers that accounted for 10% or more of the Group’s accounts receivable:

	Accounts receivable As of December 31,
	2016	2017
A	N/A	22.4%
E	N/A	18.8%
F	N/A	16.0%
C	25.4%	14.7%
G	19.9%	N/A

	45.3%	71.9%

N/A is represented for less than 10%.

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

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year. The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company will adopt the revenue recognition guidance beginning January 1, 2018 using the modified retrospective method of adoption. The Company has determined that the adoption of Topic 606 would not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically, these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business; a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, this ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In September 2017, the FASB issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842). This Accounting Standards Update adds SEC paragraphs pursuant to an SEC Staff Announcement made at the July 20, 2017 Emerging Issues Task Force meeting. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In November 2017, the FASB issued ASU 2017-14, Income Statement-Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). This Accounting Standards Update supersedes various SEC paragraphs and amends an SEC paragraphs pursuant to the issuance of Staff Accounting Bulletin No. 116 and SEC Release No.33-10403. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations and cash flows.

3.	ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE, NET

Accounts receivable and notes receivable, net consisted of the following:

	December 31,
	2016	2017
Accounts receivable	$27,643	$14,739
Less: allowance for doubtful accounts	(2,184)	(5,191)

Accounts receivable and notes receivable, net	$25,459	$9,548

Accounts receivable for discontinued operations were $655 and $nil as of December 31, 2016 and 2017, respectively.

Movement of allowance for doubtful accounts was as follows:

	2015	2016	2017
Balance at beginning of the year	$599	$1,043	$2,184
Charge to expenses	474	1,417	2,853
Reversal	—	(166)	(84)
Exchange difference	(30)	(110)	238

Balance at end of the year	$1,043	$2,184	$5,191

4.	INVENTORIES, NET

Inventories, net consisted of the following:

	December 31,
	2016	2017
Raw materials	$6,553	$5,370
Finished goods	7,921	1,018
Work in progress	462	212
Less: inventory provision	(10,290)	(6,388)

Inventories, net	$4,646	$212

Movement of allowance for inventory was as follows:

	2015	2016	2017
Balance at beginning of the year	$4,597	$11,439	$10,290
Charge to expenses	7,254	—	—
Written-off	—	(401)	(4,422)
Exchange difference	(412)	(748)	520

Balance at end of the year	$11,439	$10,290	$6,388

During 2015, the Group recorded provisions for obsolete inventories of $7,254, which were included in cost of sales. The increase in the allowance for inventory was mainly due to the obsolete inventories that were not technologically suitable for future production or sales. The Group wrote off the obsolete inventories of $401 and $4,422 for the years ended December 31, 2016 and 2017, respectively, which were also included in cost of sales.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2016	2017
Advance to EMS providers (1)	$24,937	$16,200
Receivable for non-inventory sales	7,293	5,498
Other prepaid and current assets	6,579	3,564
Less: allowance for doubtful accounts	—	(1,086)

	$38,809	$24,176

(1)	EMS providers manufacture the mobile phone based on the Company’s design.

Movement of allowance for doubtful accounts was as follows:

	2015	2016	2017
Balance at beginning of the year	$—	$—	$—
Charge to expenses	—	—	1,086

Balance at end of the year	$—	$—	$1,086

6.	LOAN RECEIVABLE

In December 2017, the Group entered into an agreement with an EMS factory of the Group, an unrelated third party, to provide a $53,794 (RMB 350 million) loan to fund its capital demand of production. This loan is for a period of twelve months, at an interest rate of 4.35% per year. The EMS factory agreed to provide its machine and equipment as the collateral for this loan. In addition, the shareholder of EMS factory agreed to provide the equity as collateral to the Group. The EMS factory agreed to repay the loan in four installments, or to repay about $13,449 (RMB 87.5 million) at the end of each quarter in 2018 and early repayment of the loan is acceptable. The EMS factory repaid about $18,772 (RMB 122 million) by March 31, 2018.

7.	ASSETS HELD FOR SALE/ DISCONTINUED OPERATIONS

In May 2014, the Group entered into an agreement with GuanghuanXinwang Co Limited (“Guanghuanxinwang”), a third party company for the sale of a floor in a building located in Beijing. The transaction price was approximately $5,910 (RMB 41 million). As of December 31, 2016, the Group had received all the considerations of the transaction although the transaction was not completed. The assets relevant to the sale of this floor with a carrying value of $2,697 were classified as assets held for sale as of December 31, 2016.

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

Prior to December 31, 2016, management had been authorized to approve and commit to a plan to sell Techfaith Intelligent Handset Beijing, therefore the major current assets, other assets, current liabilities, and noncurrent liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), are reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. The current assets relevant to the sale of this entity with a carrying value of $3,352 were classified as assets held for sale as of December 31, 2016. The noncurrent assets relevant to the sale of this entity with a carrying value of $152,904 were classified as other assets held for sale as of December 31, 2016. The current liabilities relevant to the sale of this entity with a carrying value of $27,644 were classified as liabilities held for sale as of December 31, 2016. In April 2017, the Group entered into an agreement with Beijing HongKungu Investment Company (“Hongkungu”) to transfer 100% beneficial ownership in Techfaith Intelligent Handset Beijing to Hongkungu for a consideration of RMB 1 billion (approximately US$144 million) payable in installments. According to the agreement and its amendment, (i) the first installment of RMB 100 million should be made within ten days upon execution of the agreement; (ii) the second installment of RMB 400 million should be made within 20 business days after the transfer of the equity of Techfaith Intelligent Handset Beijing; (iii) the third installment of RMB 300 million should be made within 10 business days after getting the government approval on change in plot ration; and (iv) the fourth installment of RMB 200 million should be made within 20 business days after the construction is completed and the relevant ownership certificate is obtained. A net gain of $3,890 was recognized as the net gain from disposal of discontinued operation in 2017.

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

Reconciliation of the Carrying Amounts of Major Classes of Assets and Liabilities Classified as Held for Sale in the Consolidated Balance Sheet.

	December 31,
	2016	2017
Carrying amounts of major classes of assets held for sale:
Current assets:
Accounts receivable, net	$655	$—
Assets held for sale	2,697	—

Total assets held for sale	3,352	—

Non-current assets:
Property, plant and equipment, net	34,461	—
Construction in progress	75,869	—
Land use rights, net	6,820	—
Other non-current assets	35,754	—

Total other assets held for sale	152,904	—

TOTAL ASSETS CLASSIFIED AS HELD FOR SALE	$156,256	$—

Carrying amounts of major classes of liabilities included as part of discontinued operations:
Current liabilities:
Accrued expenses and other current liabilities	$27,644	$—

Total liabilities held for sale	27,644	—

TOTAL LIABILITIES OF THE DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE	$27,644	$—

Reconciliation of the Amounts of Major Classes of Income from Operations to be Disposed Classified as Discontinued Operations in the Consolidated Statements of Operations and Comprehensive Income (Loss).

	Years ended December 31,
	2015	2016	2017
Operations disposed:
Net revenues:
Real estate	$941	$891	$15

Cost of revenues:
Real estate	(74)	(70)	—

Gross profit	867	821	15

Operating expenses:
General and administrative	(271)	(440)	(68)
Net gain from disposal of discontinued operations	—	—	3,890

Net income from discontinued operations	$596	$381	$3,837

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31,
	2016	2017
Office building	$51,638	$55,104
Plant and machinery	11,483	12,168
Software application	7,731	7,521
Furniture, fixtures and equipment	4,068	3,316
Leasehold improvements	3,814	952
Motor vehicles	744	86

	79,478	79,147
Less: accumulated depreciation	(30,307)	(29,347)
Impairment of long-lived assets	(26)	(28)

Property, plant and equipment, net	$49,145	$49,772

Construction in progress	69,792	84,696

Property, plant and equipment, net for discontinued operations, which were included in other assets held for sale, consisted of the following:

	December 31,
	2016	2017
Office building	$35,321	$—
Less: accumulated depreciation	(860)	—

Property, plant and equipment, net	$34,461	$—

Construction in progress	$75,869	$—

The Group recorded depreciation expenses of $3,532, $3,436 and $2,537 for the years ended December 31, 2015, 2016 and 2017, respectively. The Group recorded depreciation of property for discontinued operations of $74, $259 and $nil for the years ended December 31, 2015, 2016 and 2017, respectively.

The property owned by Techfaith Shanghai with a carrying value of $3,486 at December 31, 2016 was pledged for a twelve-month loan of $2,880 (RMB 20 million) from Beijing International Trust Co., Ltd., a third party financial institution, through the Shuangxiu Branch of Beijing Bank to Techfaith China. In October 2016, Techfaith China repaid the principle of $1,440 (RMB 10 million). On April 5, 2017, Techfaith China repaid the remaining principle of $1,440 (RMB 10 million) and the pledge was released accordingly.

The property owned by Techfaith Shanghai with a carrying value of $3,621 at December 31, 2017 was pledged for a twelve-month loan of $3,842 (RMB 25 million) from Beijing International Trust Co., Ltd., a third party financial institution, through the Shuangxiu Branch of Beijing Bank to Techfaith China.

The properties owned by Techfaith Hangzhou with a carrying value of $36,563 at December 31, 2017, was pledged for a ten-year credit of $27,585 (RMB 191.5 million) from Hangzhou Xiaoshan Branch of China Citic Bank to Techfaith Hangzhou. Under this credit line, Techfaith Hangzhou obtained a ten-year loan of $12,963 (RMB 90 million) to repay the loans from the subsidiaries of the Group on June 20, 2016.

Part of the properties of Techfaith Intelligent Handset Beijing with a carrying value of $9,553 at December 31, 2016 was pledged for a bank credit of $6,148 (RMB40 million) to an EMS factory of the Group to fund the capital demand for production.

9.	LAND USE RIGHTS, NET

	December 31,
	2016	2017
Land use rights	$2,189	$2,336
Less: accumulated amortization	(223)	(294)

Land use rights, net	$1,966	$2,042

Amortization expenses for land use rights totaled $48, $46 and $54 for the years ended December 31, 2015, 2016 and 2017, respectively. Future amortization expenses are $54 per year for each of the next five years after December 31, 2017.

Land use right, net for discontinued operations:

	December 31,
	2016	2017
Land use rights	$7,705	$—
Less: accumulated amortization	(885)	—

Land use rights, net	$6,820	$—

Amortization expenses of land use rights for discontinued operations totaled $170, $161 and $nil for the years ended December 31, 2015, 2016 and 2017, respectively.

The land use right owned by Techfaith Intelligent Handset Beijing with a carrying value of $6,820 at December 31, 2016, was pledged for bank acceptances to Techfaith China. (see Note 16)

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	December 31,
	2016				2017
	Gross carrying amount	Accumulated amortization	Accumulated impairment loss	Net carrying amount	Gross carrying amount	Accumulated amortization	Accumulated impairment loss	Net carrying amount
Intangible assets with finite life:
- Software licenses	$31,069	$(19,763)	$(7,522)	$3,785	$25,219	$(18,155)	$(6,081)	$983
- Customer base	680	(393)	(287)	—	680	(393)	(287)	—
- Contract backlog	20	(20)	—	—	20	(20)	—	—
- Trade name and domain name	1,670	(50)	(1,620)	—	1,670	(50)	(1,620)	—

	$33,439	$(20,226)	$(9,429)	$3,785	$27,589	$(18,618)	$(7,988)	$983

The Group recorded amortization expenses of $3,744, $4,234 and $2,122 for the years ended December 31, 2015, 2016 and 2017, respectively.

The Group recorded impairment losses of $nil, $nil and $1,750 for the years ended December 31, 2015, 2016 and 2017, respectively. In 2017, the Group determined an impairment loss of $1,750 for software licenses, which were out of service.

The accumulated impairment loss were $7,522 and $6,081 as of December 31, 2016 and 2017, respectively. The decrease was due to the disposal of Techfaith Intelligent Handset Beijing.

The future amortization expenses for the net carrying amount of intangible assets with finite lives as of December 31, 2017 were as follows:

Year 2018	$709
Year 2019	218
Year 2020	56

$983

11.	OTHER NON-CURRENT ASSETS

The Group recorded prepayment for construction in progress of $19,126 and $52,149 as other non-current assets for the years ended December 31, 2016 and 2017, respectively.

The Group recorded prepayment for construction in progress for discontinued operations of $35,754 and $nil as other assets held for sale for the years ended December 31, 2016 and 2017, respectively. (See Note 7)

12.	NON-CURRENT RECEIVABLE - REAL ESTATE DISPOSITION

In April 2017, the Group entered into an agreement with Hongkungu to transfer 100% beneficial ownership in Techfaith Intelligent Handset Beijing to Hongkungu for a consideration of approximately $144 million (RMB1 billion). The Group recognized a net gain of $3,890 as the net gain from disposal of discontinued operation in 2017. (See Note 7) As of December 31, 2017, receivable of $30,739 (RMB200 million), which was expected to be received over one year from, was recorded as non-current receivable - real estate disposition.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2016	2017
Deposit received for the sale of property, plant and equipment	7,483	7,483
Government subsidies	4,177	4,181
Social insurance and benefits payables	3,300	73
Accrued operating expenses	2,751	3,225
Payables to suppliers	924	1,427
Accrued professional fees	840	739
Other tax payables	805	906
Accrued wages	734	748
Payables for purchases of property plant and equipment	455	609
Commission payable	177	117
Warranty provision	146	77
Contract deposit for constructor	46	49
Accrued interest expense	38	687
Others	721	738

	$22,597	$21,059

Accrued expenses and other current liabilities for discontinued operations consisted of the following:

	December 31,
	2016	2017
Deposit received for the sale of property, plant and equipment	22,071	—
Payables for purchases of property plant and equipment	5,573	—

	$27,644	$—

14.	SHORT-TERM LOANS

Short-term loans, net consisted of the following:

	December 31,
	2016	2017
Short-term loans	$7,850	$4,611
Less: Deferred financing costs	(34)	(34)

Short-term loans, net	$7,816	$4,577

On March 30, 2016, Techfaith Intelligent Handset Beijing, one subsidiary of the Group, obtained a twelve-month loan of $5,761 (RMB 40 million) from Shuangxiu Branch of Beijing Bank to fund working capital in daily operations. The loan bears an annual interest rate of 5.22% and is guaranteed by the property owned by Beijing Yaxunxinwang Technology Limited (“Yaxunxinwang”), a subsidiary of the Group sold to a third party in 2016.The loan was also guaranteed by Mr. Defu Dong, the former Chairman of the Group. The loan was fully repaid in March 2017.

On April 6, 2016, Techfaith China, one subsidiary of the Group, obtained a twelve-month loan of $2,881 (RMB 20 million) from Beijing International Trust Co., Ltd., a third party financial institution, through the Shuangxiu Branch of Beijing Bank to fund working capital in daily operations. The principal is payable in installments semi-annually. The loan bears an annual interest rate of 5.22% and is guaranteed by the property owned by Techfaith Shanghai, one subsidiary of the Group. The loan was guaranteed by the properties owned by Techfaith Shanghai with a carrying value of $3,486 at December 31, 2016 and also guaranteed by Mr. Defu Dong, the former Chairman of the Group. As of December 31, 2016, the remaining principal of this loan was $1,440 (RMB 10 million), which was fully repaid in April 2017.

On May 25, 2017, Techfaith China, one subsidiary of the Group, obtained a twelve-month loan of $3,843 (RMB 25 million) from Beijing International Trust Co., Ltd., a third party financial institution, through the Shuangxiu Branch of Beijing Bank to fund working capital in daily operations. The loan bears an annual interest rate of 5.22%. The loan was guaranteed by the properties owned by Techfaith Shanghai with a carrying value of $3,621 at December 31, 2017 and also guaranteed by Mr. Defu Dong, the former Chairman of the Group. The loan was fully repaid in April 2018.

For the years ended December 31, 2015, 2016 and 2017, interest expenses on short-term loans amounted to $1,231, $1,189 and $273 including amortization of deferred financing costs of $263, $387 and $78 respectively.

15.	LONG-TERM LOANS

On January 26, 2014, 17FOXSY, received a three-year loan of $4,321 (RMB 30 million) from Shenyang ShenbeiChuangzhan Financing Service Group Co., Ltd., a third party financial institution, through the Liaoning Branch of Bank of Communications, at a floating interest rate of 10% above the three-year prime rate as announced by the Peoples’ Bank of China. The loan was pledged by a land use right owned by 17FOXSY with a carrying value of $2,129 at December 31, 2015. The interest is payable quarterly and the principle is payable in installments semi-annually through January 19, 2017. 17FOXSY intended to use the proceeds to construct a plant in Shenyang and to purchase related equipment and machineries. For the year ended December 31, 2015, the interest expense on this long-term loan was $175 of which $41 was capitalized and recorded as a part of construction in progress. For the year ended December 31, 2016, the interest expense on this long-term loan was $60 of which $18 was capitalized and recorded as a part of construction in progress. The Group repaid the principle of borrowings of $1,440 (RMB 10 million) and $2,161 (RMB 15 million) in 2016 and 2017 respectively. The loan was fully repaid as of December 31, 2016 and the pledge was resolved accordingly.

On June 16, 2016, Techfaith Hangzhou, one subsidiary of the Group, obtained a ten-year credit of $27,585 (RMB 191.5 million) from Hangzhou Xiaoshan Branch of China Citic Bank to repay the loans from the subsidiaries of the Group and to fund working capital in daily operations. The credit was guaranteed by the properties owned by Techfaith Hangzhou with a carrying value of $36,563 at December 31, 2017 and account receivables for rental incomes of Techfaith Hangzhou. The credit was also guaranteed by Mr. Defu Dong, Ms. Xiaojun Wang, the wife of Mr. Defu Dong, Mr. Deyou Dong and Ms. Chunxia Yuan, the wife of Mr. Deyou Dong. Under this credit line, Techfaith Hangzhou obtained a ten-year loan of $12,963 (RMB 90 million) to repay the loans from the subsidiaries of the Group on June 20, 2016. As of December 31, 2017, $768 of this loan, which will be repaid within one year, was classified as short-term loan. The loan bears an annual interest rate of 6.5%. The principal repayment schedule of this long-term loan was as follow:

	USD	RMB
June 1, 2018	$768	5.0 million
June 1, 2019	999	6.5 million
June 1, 2020	1,153	7.5 million
June 1, 2021	1,306	8.5 million
June 1, 2022	1,460	9.5 million
June 1, 2023	1,614	10.5 million
June 1, 2024	1,768	11.5 million
June 1, 2025	1,921	12.5 million
May 20, 2026	2,152	14.0 million

Total	13,141	85.5 million
Less: current maturity	768	5.0 million

Total	$12,373	80.5 million

In April 2010, the Company entered into a shareholders’ agreement with Billion Team Asia Limited to establish Time Spring, one of the consolidated entities. Pursuant to this shareholders’ agreement, Time Spring received a loan of $290 from Billion Team Asia Limited as its paid-in capital contributed to Glomate, the wholly owned subsidiary of Time Spring in China. This loan is non-interest bearing and uncollateralized. There is no repayment date specified in the agreement. The lender, also the shareholder, has been inactive for the past couple of years and has not demanded repayment. The Company does not expect to repay the loan within twelve months from December 31, 2017. The Company recorded the loan as long-term loan on the consolidated balance sheets.

16.	NOTES PAYABLE

In January 2016, Techfaith China, one of the Group’s subsidiaries, entered into agreements with Bank of Jiangsu to issue eight five-month to six-month interest free bank acceptances with the total amount of $15,437 (RMB 100 million) to an EMS provider. These bank acceptances were secured by the Group’s deposit of $7,719 held in the designated bank account and a land use right in Beijing with a carrying value of $7,474 as of December 31, 2015. The bank acceptances were also guaranteed by Mr. Defu Dong, the former Chairman of the Group. The notes payable have been paid as of December 31, 2016.

In June and July 2016, Techfaith China, one of the Group’s subsidiaries, entered into agreements with Bank of Jiangsu to issue five six-month interest free bank acceptances with the total amount of $14,403 (RMB 100 million) to an EMS provider. These bank acceptances were secured by the Group’s deposit of $7,202 held in the designated bank account and a land use right in Beijing with a carrying value of $6,820 as of December 31, 2016. The bank acceptances were also guaranteed by Mr. Defu Dong, the former Chairman of the Group. The notes payable of $8,642 (RMB 60 million) have been paid as of December 31, 2016. The remaining balance of notes payable is $5,761 (RMB 40 million) and the remaining balance of restricted cash is $2,881 as of December 31, 2016. The remaining notes payable of $5,761(RMB 40 million) have been paid in January 2017 and the pledges were released accordingly.

17.	OTHER OPERATING INCOME-NET GAIN FROM THE SALE OF REAL ESTATE

In December 2014, the Group entered into an agreement with Guanghuanxinwang for the sale of three floors of a building located in Beijing. The final transaction price was approximately $23,045 (RMB 160 million). As of December 31, 2016, the transaction was completed. A net gain of $14,939 was recognized as other operating income-net gain from the sale of real estate in 2016.

18.	INCOME TAXES

Cayman Islands

The Company and TechSoft Holding are tax-exempted companies incorporated in the Cayman Islands.

British Virgin Islands

Under the current BVI law, income from Techfaith BVI, Great Earnest, 798 Entertainment, Finest Technology, Infoexcel Technology, Charm Faith, Fair Nice and Time Spring are not subject to taxation.

Hong Kong

No provision for Hong Kong Profits Tax was made for the years ended December 31, 2015, 2016 and 2017 on the basis that Techfaith HK, Technology HK and Media Chance did not have any assessable profits arising in or derived from Hong Kong.

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

Techfaith China have obtained the HNTE in December 2008 and renewed the HNTE status in 2011, 2014 and 2017, respectively under the EIT Law.

Techfaith Shanghai is a qualified manufacturing foreign investment enterprise located in Shanghai Pudong according to the old EIT law prior to January 1, 2008, obtained HNTE in December 2008 and renewed the HNTE status in 2011, 2014 and 2017, respectively.

One Net obtained the HNTE in September 2010 and renewed the HNTE status in 2013 under the EIT Law. Beginning from 2010, the tax rate for One Net is 15%. In 2016, the HNTE status was expired. As a result, the tax rate for One Net is 25%.

The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates, are presented in the following table.

Subsidiaries	2015	2016	2017	2018	2019
Techfaith China	15.0%	15.0%	15.0%	15.0%	15.0%
Techfaith Shanghai	15.0%	15.0%	15.0%	15.0%	15.0%
One Net	15.0%	25.0%	25.0%	25.0%	25.0%

The HNTE status was renewed by Techfaith China in 2017, Techfaith Shanghai in 2017. Under the EIT Law, the HNTE status is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status.

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

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are taxable upon distribution to the Company of approximately $164,724, $168,376 and $165,059 at December 31, 2015, 2016 and 2017, respectively. The Group did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax. If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax. It is not practical to determine the amount of any unrecognized deferred tax liability on those undistributed earnings. If the Group were to distribute such unremitted earnings, the Group would be subject to the dividend withholding taxes of approximately $10,295.

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive income (loss) were as follows:

	2015	2016	2017
Current tax	$1,024	$—	$—
Deferred tax	(28)	—	—

	$996	$—	$—

All of the income taxes are related to the PRC entities of the Group.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	December 31,
	2016	2017
Deferred tax assets:
Accrued expenses	$862	$404
Product warranty provision	8	—
Allowance for doubtful accounts	434	1,247
Inventory provision	1,921	968
Depreciation and amortization	2,811	2,761
Impairment charge for intangible assets	—	427
Net operating loss carry forwards	5,058	5,398
Less: Valuation allowance	(11,094)	(11,025)

Net deferred tax assets	$—	$—

Reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 25% to income before income taxes and actual provision for income taxes is as follows:

	2015	2016	2017
Income (Loss) before income tax-continuing operations	$(12,697)	$9,778	$(14,055)
Income before income tax-discontinuing operations	596	381	3,837
Tax provision at PRC enterprise income tax rate of 25%	(3,025)	2,540	(2,554)
Expenses not deductible for tax purposes and others	2,338	77	313
Preferential tax rates granted to PRC entities	333	(1,422)	537
Effect of the different income tax rates in other jurisdictions	1,011	(1,971)	1,456
Changes in valuation allowances	335	774	111
Expired operating loss carry forwards	4	2	137

	$996	$—	$—

Operating loss carry forwards of $17, $8 and $548 expired during 2015, 2016 and 2017, respectively; therefore, the effects of income tax are $4, $2 and $137 in 2015, 2016 and 2017, respectively. As of December 31, 2017, the Group had $25,942 operating loss carry forwards that expire from 2017 through 2021, which will be available to offset future taxable income.

The Group determines whether a valuation allowance is required at the level of each taxable entity. The deferred tax assets arose in companies, which are not expected to have any significant taxable income in the foreseeable future, and consequently full provision has been made against the deferred tax assets of those entities.

Without the preferential tax rates granted to PRC entities, income tax expense would have decreased by approximately $333 for the year ended December 31, 2015, representing an increase in the basic and diluted earnings per share of $0.00 for the years ended December 31, 2015. Without the preferential tax rates granted to PRC entities, income tax expense would have increased by approximately $1,422 for the year ended December 31, 2016, representing a decrease in the basic and diluted earnings per share of $0.00. Without the preferential tax rates granted to PRC entities, income tax expense would have decreased by approximately $537 for the year ended December 31, 2017, representing an increase in the basic and diluted earnings per share of $0.00.

The Group has concluded that there are no significant unrecognized tax positions requiring recognition in financial statements for the years ended December 31, 2015, 2016 and 2017. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s subsidiaries. In accordance with relevant PRC tax administration laws, tax years from 2009 to 2017 of the Group’s PRC subsidiaries remain subject to tax audits as of December 31, 2017at the tax authority’s discretion.

19.	PUT OPTION LIABILITY

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

As the valuation of the Put Option is based on the valuation of TechSoft Holding, a non-public company, it requires significant management judgment due to the absence of quoted market prices, and the lack of observable inputs. As a result, the Group has determined that the fair value of the Put Option is classified as Level 3 valuation within the fair value hierarchy (see Note 20).

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

The fair value of TechSoft Holding’s ordinary share is determined using the income approach valuation methodology that applied a discounted cash flow model for TechSoft Holding. Changes in fair value of the Put Option amounting to $210, $210 and $6,510 during the years ended December 31, 2015, 2016 and 2017, respectively, are reflected on the consolidated statements of operations and comprehensive income (loss).

20.	FAIR VALUE

(a)	Assets and liabilities measured at fair value on a recurring basis

Put option

The put option the Group offered to QUALCOMM as set out in Note 19 was recorded as a liability at fair value. The Group measured the fair value for the put option with the assistance of an independent valuation firm.

The put option was classified as a Level 3 liability because the Group used unobservable inputs to value it, reflecting the Group’s assessment of the assumptions market participants would use in valuing these derivatives.

The following tables set forth, by level with the fair-value hierarchy, the fair value of the Group’s financial liabilities measured on a recurring basis:

	December 31, 2016
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Put Option	—	—	$2,460	$2,460

	December 31, 2017
	Quoted price in active markets for identical investments Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Put Option	—	—	$8,970	$8,970

The following table summarizes the movement of the balances of the put option liability measured at fair value on a recurring basis using significant unobservable inputs (level 3) during years ended December 31, 2016 and 2017:

Balance as of January 1, 2016	$2,250
Change in fair value	210

Balance as of December 31, 2016	$2,460
Change in fair value	6,510

Balance as of December 31, 2017	$8,970

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group measured certain long-lived assets at their fair value on a nonrecurring basis as results of the impairment loss of $ nil, $ nil and $1,750 recognized during 2015, 2016 and 2017 respectively, as set out in Note 10. The fair value was determined using models with significant unobservable inputs, which were classified as Level 3 inputs, primarily the discounted future cash flow.

21.	SHARE-BASED PAYMENT

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

A summary of the share option activity during the years ended December 31, 2015, 2016 and 2017 are as follows:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life
Outstanding at January 1, 2015	30,341,636	$0.259	6.5
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	(960,000)	—	—

Outstanding as of December 31, 2015	29,381,636	$0.259	5.5
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	(1,800,000)	—	—

Outstanding as of December 31, 2016	27,581,636	$0.259	4.5
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	—	—	—
Outstanding as of December 31, 2017	27,581,636	$0.259	3.5

Exercisable as of December 31, 2017	27,581,636	$0.259	3.5

Vested as of December 31, 2017	27,581,636	$0.259	3.5

During 2015, 2016 and 2017, no compensation expenses recognized. No options were exercised during the years ended December 31, 2015, 2016 and 2017.

No unrecognized compensation as of December 31, 2017 as all the options were vested.

22.	CAPITAL CONTRIBUTION AND REDUCTION FROM NONCONTROLLING SHAREHOLDERS

On September 16, 2011, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and Beijing E-town International Investment and Development Co., Ltd., or BEIID, established a joint venture, Tecface Communication Equipment (Beijing) Ltd. Techfaith Hangzhou and Techfaith Intelligent Handset Beijing respectively held 49.0% and 11.0% of the equity interest of Tecface Communication Equipment Beijing, and BEIID held the remaining 40.0% share equity of this entity. BEIID had contributed $19,203 into Techfaith Intelligent Handset Beijing as of October 11, 2015. In October 2015, Techfaith Hangzhou, Techfaith Intelligent Handset Beijing and BEIID agreed that BEIID to withdraw US$8,120 from its original contribution. As of December 31, 2016, BEIID have contributed US$11,083 and holds the remaining 28.1% equity interest. In 2017, Techfaith Intelligent Handset Beijing transferred 13.2% of the equity interest of Tecface Communication Equipment Beijing to Techfaith China through an agreement.

23.	RELATED PARTY TRANSACTIONS

The name and nature of the relationships with related parties are as follow:

Name	Relationship with the Group
Yunhu Times Technology Limited (“Yunhu Times”)	Controlled by Mr. Defu Dong
Mr. Deyou Dong(1)	The Company’s CEO

(1).	17FOXSY is the Group’s 83.3% owned subsidiary in China. In December 2016, the 83.3% equity interest was transferred from Fair Nice to Mr. Deyou Dong, CEO of the Group, to become a domestic company. An entrusted agreement was signed between Fair Nice and Mr. Deyou Dong before the ownership changed. On April 24, 2017, the 83.3% equity interest was transferred from Mr. Deyou Dong to Techfaith China.

From 2015, the Group conducted transactions with Yunhu Times. A summary of the purchase of raw materials and the sales of mobile phone products during the years ended December 31, 2016 and 2017were as follows:

	2016	2017
Purchase of raw materials:
Yunhu Times	$2,701	$—

	2016	2017
Sales of mobile phone products:
Yunhu Times	$3,649	$190

As of December 31, 2016 and 2017, amounts due from a related party were as follow:

	December 31,
	2016	2017
Trade receivable:
Yunhu Times	$2,247	$1,601

Other receivable:
Yunhu Times	$950	$1,104

24.	OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

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

The financial information for each operating segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment is as follows:

	2015	2016	2017
Revenues
- Mobile phone business	$60,194	$57,631	$44,444
- Real estate	3,474	3,327	2,362

Total net revenues	63,668	60,958	46,806

Cost of sales
- Mobile phone business	(56,802)	(47,418)	(35,971)
- Real estate	(1,022)	(1,088)	(1,072)

Total cost of revenues	(57,824)	(48,506)	(37,043)

Gross profit	$5,844	$12,452	$9,763

Revenue and cost of sales from discontinued operations is as follows:

	2015	2016	2017
Revenues from discontinued operations	$941	$891	$15

Cost of revenues from discontinued operations	(74)	(70)	—

Gross profit	$867	$821	$15

The Group’s chief operating decision maker only reviews revenues and cost of revenues for each operating segment. Operating and other income and expenses are not allocated to each segment.

	December 31,
	2016	2017
Assets
- Mobile phone business assets:	$88,567	$95,420
- Cash and cash equivalents	6,363	735
- Restricted cash	2,881	—
- Accounts receivable, net	23,480	6,672
- Accounts receivable due from a relate party	2,247	1,601
- Notes receivable, net	—	—
- Amount due from a relate party	950	1,104
- Inventories, net	4,646	212
- Prepaid expenses and other current assets	38,809	24,176
- Loan receivable	—	53,794
- Property, plant and equipment, net	5,406	4,210
- Acquired intangible assets, net	3,785	983
- Other long-term prepaid expenses	—	1,933
- Real estate assets:	$138,707	$254,047
- Cash and cash equivalents	—	—
- Accounts receivable, net	1,979	2,876
- Current receivable - real estate disposition	2,105	35,983
- Property, plant and equipment, net	43,739	45,562
- Construction in progress	69,792	84,696
- Land use rights, net	1,966	2,042
- Other non-current assets	19,126	52,149
- Non-current receivable - real estate disposition	—	30,739
- Discontinued operations assets:	$156,256	$—
- Assets held for sale	3,352	—
- Other assets held for sale	152,904	—

Total assets	$383,530	$349,467

	2015	2016	2017
Total expenditures for purchase of long-lived assets:
- Mobile phone business	5,865	1,739	1,008
- Real estate	57,177	2,099	40,410
- Discontinued operations	90,636	3,979	—

Total capital expenditure	$153,678	$7,817	$41,418

Geographic information

Revenues, classified by the major geographic areas in which the Group’s customers are located (for design contract and game related revenue, based on the address of the customer who contracted with the Group; for product sales, based on the address to which the Group ships products), are as follows:

	2015	2016	2017
Revenues from the PRC	$51,536	$47,308	$34,615
Revenues from the United States	9,984	12,754	11,861
Revenues from other countries	2,148	896	330

Total revenues	$63,668	$60,958	$46,806

All of the revenues from discontinued operations came from the PRC.

The Company did not have any significant long-lived assets outside the PRC.

25.	COMMITMENTS

(a)	Capital commitments

As of December 31, 2017, capital commitments for construction of property are as follows:

Year 2018	$11,346
Year 2019 and thereafter	8,556

$19,902

(b)	Purchase commitments

The Group uses EMS providers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Group enters into contracts with certain manufacturers that allow them to procure inventory based on criteria defined by the Group. As of December 31, 2017, the Group had commitments under non-cancellable contracts that future minimum purchases are $2,755 in 2018 and thereafter.

(c)	Guarantee commitments

In January 2017, the Group entered into guarantee agreements for a bank credit of $6,148 (RMB40 million) to an EMS factory of the Group to fund the capital demand of production. The guarantee period was from January 2017 to January 2020. The properties owned by 17FOXSY with a carrying value of $8,999 at December 31, 2017 and the land use right owned by 17FOXSY with a carrying value of $2,042 at December 31, 2017 were pledged. The loan was also guaranteed by Techfaith China and Techfaith HK.

26.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	2015	2016	2017
Net (loss) income from continuing operations attributable to China Techfaith Wireless Communication Technology Limited (numerator), basic and diluted	$(13,401)	$9,751	$(13,169)
Net income from discontinued operations attributable to China Techfaith Wireless Communication Technology Limited (numerator), basic and diluted	$596	$381	$3,837

Net (loss) income attributable to China Techfaith Wireless Communication Technology Limited (numerator), basic and diluted	$(12,805)	$10,132	$(9,332)

Shares (denominator):
Weighted average ordinary shares outstanding	794,003,193	794,003,193	794,003,193
Effect of dilutive securities:

Weighted average shares used in computing diluted net income per share	794,003,193	794,003,193	794,003,193

Net (loss) income from continuing operations attributable to China Techfaith Wireless Communication Technology Limited per share, basic and diluted	$(0.02)	$0.01	$(0.01)
Net income from discontinued operations attributable to China Techfaith Wireless Communication Technology Limited per share, basic and diluted	0.00	0.00	0.00

Net (loss) income attributable to China Techfaith Wireless Communication Technology Limited per share, basic and diluted	$(0.02)	$0.01	$(0.01)

The Group had securities outstanding, which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share, as their effects would have been anti-dilutive. Such securities consisted of 29,381,636, 27,581,636 and 27,581,636 options outstanding as of December 31, 2015, 2016 and 2017, respectively.

27.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group located in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries.

The total provisions for such employee benefits were $964, $642 and $644 for the years ended December 31, 2015, 2016 and 2017, respectively.

28.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The appropriations to these reserves by the Group’s subsidiaries in the PRC were $22,258, $22,258 and $21,567 for the years ended December 31, 2015, 2016 and 2017, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Group’s subsidiaries in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s subsidiaries in the PRC not available for distribution, was $202,614, $202,613 and $187,497 as of December 31, 2015, 2016 and 2017, respectively.

29.	SUBSEQUENT EVENTS

In January 2018, the Group signed a share repurchase agreement with one of the minority shareholders of 17FOXSY on transferring 8.3% of the equity interest of 17FOXSY to the Group. According to the share repurchase agreement, the Group should pay approximately $3,595 to the minority shareholder in 2018. After this transaction, the Group will own 91.7% of the equity interest of 17FOXSY. The Group expects to complete the transaction within 2018.

In January 2018, the Group signed a settlement agreement with the buyer on terminating the share transfer agreement on transferring the ownership of Charm Faith, together with its wholly owned subsidiary. According to the settlement agreement, the Group repaid approximately $8.45 million, including the first payment received and relevant interest, to the buyer in February 2018.It is in the process of transferring the ownership of Charm Faith back to Techfaith BVI.

On May 25, 2017, Techfaith China, one subsidiary of the Group, obtained a twelve-month loan of $3,843 (RMB 25 million) from Beijing International Trust Co., Ltd., a third party financial institution, through the Shuangxiu Branch of Beijing Bank to fund working capital in daily operations. The loan bears an annual interest rate of 5.22%. The loan was guaranteed by the properties owned by Techfaith Shanghai with a carrying value of $3,621 at December 31, 2017 and also guaranteed by Mr. Defu Dong, the former Chairman of the Group. The loan was fully repaid in April 2018. In April 2018, Techfaith China renewed the twelve-month loan of $3,843 (RMB 25 million) an annual interest rate of 6.09% from Beijing International Trust Co., Ltd., through the Shuangxiu Branch of Beijing Bank to fund working capital in daily operations.

ADDITIONAL INFORMATION - SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$—	$—
Prepaid expenses and other current assets	1,864	633
Amounts due from subsidiaries	126,648	127,239

Total current assets	128,512	127,872

Investment in subsidiaries	133,001	145,780

TOTAL ASSETS	$261,513	$273,652

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$2,467	$8,977

Total current liabilities	$2,467	$8,977

Equity:
Ordinary shares ($0.00002 par value;
50,000,000,000,000 shares authorized; 794,003,193 and 794,003,193 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	16	16
Additional paid-in capital	144,836	144,836
Accumulated other comprehensive income	16,159	31,120
Retained earnings	98,035	88,703

Total equity	259,046	264,675

TOTAL LIABILITIES AND EQUITY	$261,513	$273,652

The accompanying notes are an integral part of Schedule 1.

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2015	2016	2017
Net revenues	$—	$—	$—

Operating expenses:
General and administrative	85	(20)	(640)
Selling and marketing	—	—	—
Research and development	—	—	—

Total operating expenses	85	(20)	(640)

Other operating income	—	—	—

Income (Loss) from operations	85	(20)	(640)
Equity in Income (loss) income of subsidiaries	(12,680)	10,362	(2,182)
Change in fair value of the Put Option	(210)	(210)	(6,510)

(Loss) income before income taxes	(12,805)	10,132	(9,332)
Income taxes	—	—	—

Net (loss) income	(12,805)	10,132	(9,332)

Other comprehensive loss, net of tax
Foreign currency translation adjustment	(12,490)	(19,419)	14,961

Comprehensive (loss) income	$(25,295)	$(9,287)	$5,629

The accompanying notes are an integral part of Schedule 1.

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Number	Amount
Balance at January 1, 2015	794,003,193	16	144,836	48,068	100,708	293,628
Foreign currency translation adjustments	—	—	—	(12,490)	—	(12,490)
Net loss	—	—	—	—	(12,805)	(12,805)

Balance at December 31, 2015	794,003,193	16	144,836	35,578	87,903	268,333
Foreign currency translation adjustments	—	—	—	(19,419)	—	(19,419)
Net income	—	—	—	—	10,132	10,132

Balance at December 31, 2016	794,003,193	$16	$144,836	$16,159	$98,035	$259,046
Foreign currency translation adjustments	—	—	—	10,344	—	10,344
Sale of a subsidiary	—	—	—	4,617	—	4,617
Net loss	—	—	—	—	(9,332)	(9,332)

Balance at December 31, 2017	794,003,193	$16	$144,836	$31,120	$88,703	$264,675

The accompanying notes are an integral part of Schedule 1.

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2015	2016	2017
Operating activities:
Net (loss) income	$(12,805)	$10,132	$(9,332)
Adjustments to reconcile net loss to net cash provided in operating activities:
Change in fair value of the Put Option	210	210	6,510
Loss (income) on investment in subsidiaries	12,680	(10,362)	2,182
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(10)	1,005	1,231
Amounts due from subsidiaries	(74)	(986)	(591)

Net cash (used) provided in operating activities	1	(1)	—

Net (decrease) increase in cash and cash equivalents	1	(1)	—
Cash and cash equivalents at the beginning of the year	—	1	—

Cash and cash equivalents at the end of the year	$1	$—	$—

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

The Parent Company is a tax-exempted company incorporated in the Cayman Island